Form 20-F
period 2006-12-31
AEGEAN MARINE PETROLEUM NETWORK INC.
filed 2007-05-25
CIK 1344376

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 20-F

(Mark One)

[ ] REPORT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF
    1934

                                       OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

     For the fiscal year ended December 31, 2006

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

     For the transition period from _________________ to _________________

                                       OR

[  ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934

     Date of event requiring this shell company report _________________

Commission file number 001-33179

                      AEGEAN MARINE PETROLEUM NETWORK INC.
-------------------------------------------------------------------------------
             (Exact name of Registrant as specified in its charter)


--------------------------------------------------------------------------------
                 (Translation of Registrant's name into English)

                      The Republic of the Marshall Islands
-------------------------------------------------------------------------------
                 (Jurisdiction of incorporation or organization)

             42 Hatzikyriakou Avenue, Piraeus 185 38 Athens, Greece
-------------------------------------------------------------------------------
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to section 12(b) of the Act.


       Title of each class             Name of each exchange on which registered
       -------------------             -----------------------------------------

Common stock, par value $0.01 per share        New York Stock Exchange

--------------------------------------------------------------------------------

Securities registered or to be registered pursuant to section 12(g) of the Act.

                                      NONE
--------------------------------------------------------------------------------
                                (Title of class)

* Not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

                                      NONE
-------------------------------------------------------------------------------
                                (Title of class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

42,517,143 shares of common stock, par value $0.01 per share.

Indicate by check mark if the registrant is well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

                           Yes           No    X
                              -----          -----

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

                            Yes           No    X
                              -----          -----


Note - Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                           Yes  X         No
                              -----          -----

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer     Accelerated filer       Non-accelerated filer   X
                       ---                   ----                          ---

Indicate by check mark which financial statement item the registrant has elected to follow.

                             Item 17            X   Item 18
                     --------                  ----


If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

                           Yes           No    X
                              -----          -----

                                TABLE OF CONTENTS

PART I
------

     ITEM 1 - IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS.........1

     ITEM 2 - OFFER STATISTICS AND EXPECTED TIMETABLE.......................1

     ITEM 3 - KEY INFORMATION...............................................1

     ITEM 4 - INFORMATION ON THE COMPANY...................................14

     ITEM 5 - OPERATING AND FINANCIAL REVIEW AND PROSPECTS.................27

     ITEM 5A - UNRESOLVED STAFF COMMENTS...................................27

     ITEM 6 - DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES...................50

     ITEM 7 - MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS............55

     ITEM 8 - FINANCIAL INFORMATION........................................58

     ITEM 9 - THE OFFER AND LISTING........................................58

     ITEM 10 - ADDITIONAL INFORMATION......................................59

     ITEM 11 - QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT
               MARKET RISK.................................................64

     ITEM 12 - DESCRIPTION OF SECURITIES OTHER THAN EQUITY
               SECURITIES..................................................65


PART II
-------

     ITEM 13 - DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.............65

     ITEM 14 - MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS
               AND USE OF PROCEEDS.........................................65

     ITEM 15 - CONTROLS AND PROCEDURES.....................................65

     ITEM 16A- AUDIT COMMITTEE FINANCIAL EXPERT............................65

     ITEM 16B- CODE OF ETHICS..............................................65

     ITEM 16C- PRINCIPAL ACCOUNTANT FEES AND RELATED SERVICES..............66

     ITEM 16D- EXCEPTION FROM THE LISTING STANDARDS FOR AUDIT
               COMMITTEE...................................................66

     ITEM 16E- PURCHASES OF EQUITY SECURITIES BY ISSUER AND AFFILIATES.....66

PART III
--------

     ITEM 17 - FINANCIAL STATEMENTS........................................66

     ITEM 18 - FINANCIAL STATEMENTS........................................66

     ITEM 19 - EXHIBITS....................................................66

     INDEX TO FINANCIAL STATEMENTS.........................................F-1

           CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

        Matters discussed in this report may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

        Aegean Marine Petroleum Network Inc., or the Company, desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. This report and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. When used in this report, the words "anticipate," "believe," "expect," "intend," "estimate," "forecast," "project," "plan," "potential," "may," "should," and similar expressions identify forward-looking statements.

        The forward-looking statements in this report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Important assumptions relating to the forward-looking statements include, among other things, assumptions regarding demand for our products, the cost and availability of refined marine fuel from suppliers, pricing levels, the timing and cost of capital expenditures, competitive conditions, and general economic conditions. These assumptions could prove inaccurate. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

        In addition to these assumptions and matters discussed elsewhere herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include: our future operating or financial results; our future payment of dividends and the availability of cash for payment of dividends; our ability to retain and attract senior management and other key employees; our ability to manage growth; our ability to maintain our business in light of our proposed business and location expansion; our ability to obtain double hull bunkering tankers given the scarcity of such vessels in general; the outcome of legal, tax or regulatory proceedings to which we may become a party; adverse conditions in the shipping or the marine fuel supply industries; our ability to retain our key suppliers and key customers; our contracts and licenses with governmental entities remaining in full force and effect; material disruptions in the availability or supply of crude oil or refined petroleum products; changes in the market price of petroleum, including the volatility of spot pricing; increased levels of competition; compliance or lack of compliance with various environmental and other applicable laws and regulations; our ability to collect accounts receivable; changes in the political, economic or regulatory conditions in the markets in which we operate, and the world in general; our future, pending or recent acquisitions, business strategy, areas of possible expansion, and expected capital spending or operating expenses; our failure to hedge certain financial risks associated with our business; uninsured losses; our ability to maintain our current tax treatment; our failure to comply with restrictions in our credit agreements; increases in interest rates; and other important factors described from time to time in our SEC filings.

                                     PART I

ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.    KEY INFORMATION

        Please note: Throughout this report, all references to "we," "our," "us" and the "Company" refer to Aegean Marine Petroleum Network Inc. and its subsidiaries. We use the term deadweight ton, or dwt, in describing the size of vessels. Dwt, expressed in metric tons, each of which is equivalent to 1,000 kilograms, refers to the maximum weight of cargo and supplies that a vessel can carry. Unless otherwise indicated, all references to "dollars" and "$" in this report are to, and amounts are presented in, U.S. dollars.

A. Selected Financial Data


                                                                              For the Year Ended
                                                                                 December 31,
                                                      -------------------------------------------------------  -------------
                                                       2002           2003           2004          2005            2006
                                                      ----------- -------------  ------------- --------------  -------------
                                                               (in thousands of U.S. dollars, except for share
                                                           and per share data which are presented in U.S. dollars)
Income Statement Data:
Sales of marine petroleum products                       147,989       210,953        247,436        505,605        790,657
Voyage revenues                                              370         8,100         14,983         10,450         11,639
Other revenues                                               799         1,126            593          1,275          1,516
                                                      ----------- -------------  ------------- --------------  -------------
Total revenues                                           149,158       220,179        263,012        517,330        803,812
                                                      ----------- -------------  ------------- --------------  -------------
Cost of marine petroleum products sold                   139,765       191,540        222,439        464,801        728,637
Salaries, wages and related costs                          1,549         3,581          5,052          8,958         12,871
Vessel hire charges                                        3,392         3,390          2,436            518              -
Depreciation                                                 307           809          1,546          2,226          4,240
Amortization of drydocking costs                              37           240            386            636          1,684
Management fees                                              206           513            183            182            223
Other operating expenses                                   3,078         9,043         12,348         16,629         25,697
                                                      ----------- -------------  ------------- --------------  -------------
Operating income                                             824        11,063         18,622         23,380         30,460
Write-off of deferred offering costs ((1))                     -             -              -              -        (1,588)
Interest and finance costs                                 (161)         (425)          (944)        (2,347)        (5,207)
Interest income                                               14            90             13             70            976
Foreign exchange gains (losses), net                        (15)          (78)           (68)            396          (414)
Income taxes                                                   -           (6)            (6)           (24)            (2)
                                                      ----------- -------------  ------------- --------------  -------------
Net income                                                   662        10,644         17,617         21,475         24,225
                                                      ----------- -------------  ------------- --------------  -------------

Basic earnings per share (2)                                0.02          0.35           0.58           0.72           0.84
Diluted earnings per share (2)                              0.02          0.35           0.58           0.72           0.84
Weighted average number of shares, basic (2)          30,472,827    30,472,827     30,472,827     29,878,398     28,954,521
Weighted average number of shares, diluted (2)        30,472,827    30,472,827     30,472,827     29,878,398     28,954,622
Dividends declared per share (2)                               -          0.24           0.28           0.05           0.14

                                                                         As of and for the Year Ended
                                                                                 December 31,
                                                      -------------------------------------------------------  -------------
                                                       2002           2003          2004           2005            2006
                                                      ----------- ------------- -------------  --------------  -------------
                                                           (in thousands of U.S. dollars, unless otherwise stated)
Balance Sheet Data:
Cash and cash equivalents                                    432         1,872          3,280          7,602         82,425
Total assets                                              32,392        39,558         78,573        161,359        315,877
Total debt                                                 6,804        13,896         26,689        101,236         33,496
Total liabilities                                         32,077        33,968         54,112        151,832        100,878
Total stockholders' equity                                   315         5,590         24,461          9,527        214,999

Other Financial Data:
Gross spread on marine petroleum products (3)              8,224        19,413         24,997         40,804         62,020
Gross spread per metric ton of marine fuel
    sold (U.S. dollars) (3)                                  8.3          17.3           21.1           23.2           26.0
Net cash provided by (used in) operating activities      (1,104)         4,206         17,333          1,475         17,064
Net cash used in investing activities                      5,224         4,132         29,360         34,973         55,190
Net cash provided by financing activities                  4,903         1,366         13,435         37,820        112,949

Operating Data:
Sales volume of marine fuel (metric tons) (4)            983,854     1,109,887      1,169,430      1,746,377      2,367,289
Number of service centers, end of period (5)                 3.0           3.0            3.0            4.0            5.0
Number of bunkering tankers, end of period (6)               2.0           4.0            9.0           10.0           12.0
Average number of bunkering tankers (6)((7)                  2.0           3.7            6.8            9.0           11.1

(1) On November 17, 2005, we filed a registration statement on Form F-1 in connection with an initial public offering of 10,000,000 shares of our common stock. In early 2006, we postponed further activities in connection with our initial public offering. Accordingly, during the year ended December 31, 2006 we wrote off $1.6 million, representing all deferred costs incurred in connection with the offering.

(2) Amounts give effect to the 1.26-for-one stock split effected November 21, 2006 and the 24,184.783-for-one stock split effected November 14, 2005.

(3) Gross spread on marine petroleum products represents the margin that we generate on sales of marine fuel and lubricants. We calculate gross spread on marine petroleum products by subtracting from sales of marine petroleum products the cost of marine petroleum products sold, i.e., the amount we pay our suppliers for those products. For arrangements in which we physically supply marine petroleum products using our bunkering tankers, costs of marine petroleum products sold represents amounts paid by us for marine petroleum products sold in the relevant reporting period. For arrangements in which marine petroleum products are purchased from our related company, Aegean Oil S.A., or Aegean Oil, cost of marine petroleum products sold represents the total amount paid by us to the physical supplier for marine petroleum products and their delivery to our customers.

     Gross spread per metric ton of marine fuel sold represents the margins we generate per metric ton of marine fuel sold. We calculate gross spread per metric ton of marine fuel sold by dividing the gross spread on marine fuel by the sales volume of marine fuel. Marine fuel sales do not include sales of lubricants. The following table reflects the calculation of gross spread per metric ton of marine fuel sold for the periods presented:



                                                                                   For the Year Ended
                                                                                      December 31,
                                                        ----------------------------------------------------------  -------------
                                                            2002           2003          2004           2005            2006
                                                        -------------- ------------- -------------  --------------  -------------
                                                                (in thousands of U.S. dollars, unless otherwise stated)
Gross spread on marine petroleum products                       8,224        19,413         24,997         40,804        62,020
   Less: Sales of lubricants                                    (910)       (1,500)        (3,471)        (3,824)       (6,628)
   Add: Cost of lubricants sold                                   842         1,300          3,097          3,560         6,173
                                                        -------------- -------------  ------------- --------------  -------------
Gross spread on marine fuel                                     8,156        19,213         24,623         40,540        61,565
                                                        ============== =============  ============= ==============  =============

Sales volume of marine fuel (metric tons)                     983,854     1,109,887      1,169,430      1,746,377     2,367,289

Gross spread per metric ton of marine fuel sold (U.S.
dollars)                                                          8.3          17.3           21.1           23.2          26.0
                                                        ============== =============  ============= ==============  =============

     The following table reconciles our gross spread on marine petroleum products sold to the most directly comparable GAAP measure, operating income, for all periods presented:

                                                                                   For the Year Ended
                                                                                      December 31,
                                                        ----------------------------------------------------------  -------------
                                                            2002           2003          2004           2005            2006
                                                        -------------- ------------- -------------  --------------  -------------
                                                                             (in thousands of U.S. dollars)
Gross spread on marine petroleum products                       8,224        19,413         24,997         40,804        62,020
  Add: Voyage revenues                                            370         8,100         14,983         10,450        11,639
  Add: Other revenues                                             799         1,126            593          1,275         1,516
  Less: Salaries, wages and related costs                     (1,549)       (3,581)        (5,052)        (8,958)      (12,871)
  Less: Vessel hire charges                                   (3,392)       (3,390)        (2,436)          (518)             -
  Less: Depreciation                                            (307)         (809)        (1,546)        (2,226)       (4,240)
  Less: Amortization of drydocking costs                         (37)         (240)          (386)          (636)       (1,684)
  Less: Management fees                                         (206)         (513)          (183)          (182)         (223)
  Less: Other operating expenses                              (3,078)       (9,043)       (12,348)       (16,629)      (25,697)
                                                        -------------- -------------  ------------- --------------  -------------
Operating income                                                  824        11,063         18,622         23,380        30,460
                                                        ============== =============  ============= ==============  =============

     The amount that we have to pay for marine petroleum products to fulfill a customer order has been the primary variable in determining the prices quoted to customers. Therefore, we evaluate gross spread per metric ton of marine fuel sold and gross spread on marine petroleum products in pricing individual transactions and in long-term strategic pricing decisions. We actively monitor our pricing and sourcing strategies in order to optimize our gross spread on marine petroleum products. We believe that this measure is important to investors because it is an effective intermediate performance measure of the strength of our operations.

     Gross spread on marine petroleum products and gross spread per metric ton of marine fuel sold should not be considered as alternatives to operating income, net income or other GAAP measures and may not be comparable to similarly titled measures of other companies. Gross spread on marine petroleum products and gross spread per metric ton of marine fuel sold do not reflect certain direct and indirect costs of delivering marine petroleum products to our customers (such as crew salaries or vessel depreciation) or other costs of doing business.

     For all periods presented, we purchased marine petroleum products in Greece from our related company, Aegean Oil, which is a physical supplier in Greece. The cost of these marine petroleum products was contractually calculated based on Aegean Oil's actual cost of these products plus a margin. For further discussion please refer to the section of this report entitled "Major Shareholders and Related Party Transactions."

(4) The sales volume of marine fuel is the volume of sales of various classifications of marine fuel oil, or MFO, and marine gas oil, or MGO, for the relevant period and is denominated in metric tons. We do not utilize the sales volume of lubricants as an indicator. The sales volume of marine fuel includes the volume of sales made to the United States Navy, which individually accounted for approximately 25%, 24% and 3% of our total revenues for the years ended December 31, 2003, 2004 and 2005, respectively. Sales to the United States Navy comprised less than 1% of our total revenues for the year ended December 31, 2006.

(5) The number of service centers includes our physical supply operations in the United Arab Emirates, Gibraltar, Jamaica and Singapore, as well as Greece, where we conduct operations through our related company, Aegean Oil. The number of service centers is an indicator of the geographical distribution of our operations and affects both the amount of revenues and expenses that we record during a given period. We commenced physical supply operations in Singapore on June 2, 2006.

(6) This data does not include our Aframax tanker, the Aegean Hellas, and our Panamax tanker, the Fos, because these vessels are not classified as bunkering tankers. We use the Aegean Hellas as an ocean-going tanker and use the Fos as a floating storage facility in Gibraltar.

(7) Average number of bunkering tankers is the number of bunkering tankers in our fleet for the relevant period, as measured by the sum of the number of days each bunkering tanker was used as a part of our fleet during the period divided by the cumulative number of calendar days in the period multiplied by the number of bunkering tankers at the end of the period.

B.   Capitalization and Indebtedness

Not applicable.

C.   Reasons for the Offer and Use of Proceeds

Not applicable.

D.   Risk Factors


Some of the following risks relate principally to the industry in which we operate and our business in general. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations. If any of the following risks occur, our business, financial condition, operating results and cash flows could be materially adversely affected and the trading price of our securities could decline.

Risk Factors Relating to Our Business

We may not be able to obtain sufficient funds to grow or effectively manage our growth.

A principal focus of our strategy is to grow by expanding our business. Our future growth will depend on a number of factors which include our ability to:

o    increase our fleet of bunkering and specialty tankers;

o    identify suitable markets for expansion;

o    consummate vessel acquisitions;

o    integrate acquired vessels successfully with our existing operations;

o    obtain required financing for our existing and new operations;

o hire, train and retain qualified personnel to manage and operate our growing business and fleet;

o    improve our operating and financial systems and controls;

o    maintain or improve our credit control procedures;

o obtain and maintain required governmental authorizations, licenses and permits for new and existing operations; and

o    attract and retain customers.

A deficiency in any of these factors may negatively impact our ability to generate cash flow, raise money or effectively manage our growth. In addition, competition from other companies could reduce our expansion or acquisition opportunities, cause us to lose business opportunities, competitive advantages or customers or cause us to pay higher or charge lower prices than we might otherwise pay or charge. Furthermore, competitive conditions in the markets that we may consider for future expansion may be more adverse to us than those in markets served by our existing service centers, and any new service centers that we may open may be less profitable than our existing service centers.

We may not be able to obtain financing for our growth or to fund our future capital expenditures, which could negatively impact our results of operations, financial condition and our ability to pay dividends.

In order to fund future vessel acquisitions, new service centers, increased working capital levels or capital expenditures, we would be required to use cash from operations or incur borrowings or raise capital through the sale of debt or additional equity securities. Use of cash from operations will reduce cash available for dividend distributions to you. Our ability to obtain bank financing or to access the capital markets for any future offerings may be limited by our financial condition at the time of any such financing or offering, as well as by adverse market conditions resulting from, among other things, general economic conditions and contingencies and uncertainties that are beyond our control. Our failure to obtain the funds for future vessel acquisitions, new service centers or capital expenditures could impact our results of operations, financial condition and our ability to pay dividends. The issuance of additional equity securities would dilute your interest in our Company and reduce dividends payable to you. Even if we are successful in obtaining bank financing, paying debt service would limit cash available for working capital and increasing our indebtedness could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

Due to the lack of diversification in our lines of business, adverse developments in the marine fuel supply business would negatively impact our results of operations, financial condition and our ability to pay dividends.

We rely primarily on the revenues generated from our business of physical supply and marketing of refined marine fuel to end customers. Due to the lack of diversification in our lines of business, an adverse development in our marine fuel supply business would have a significant impact on our business, financial condition and results of operations and our ability to pay dividends to our shareholders.

Because of the limited supply of secondhand double hull bunkering tankers, we may not be able to acquire secondhand double hull bunkering tankers on economically acceptable terms which could impede our growth and negatively impact our results of operations, financial condition and our ability to pay dividends.

Our ability to grow is in part dependent on our ability to expand our fleet through acquisitions of suitable double hull secondhand bunkering tankers. We believe that the availability of secondhand double hull bunkering tankers in the open market is limited. We may not be able to locate suitable secondhand tankers or negotiate acceptable purchase contracts with their owners or obtain financing for such acquisitions on economically acceptable terms. Our failure to locate and acquire suitable secondhand double hull bunkering tankers could limit the future growth of our business and have a material impact on our results of operations, financial condition and our ability to pay dividends.

Our purchase of secondhand vessels carries risks associated with the quality of those vessels because secondhand vessels typically are not protected by builders' or sellers' warranties.

Our fleet renewal and expansion strategy includes the acquisition of secondhand vessels as well as newbuildings. Unlike newbuildings, secondhand vessels typically do not carry warranties with respect to their condition. Our inspections of secondhand vessels would normally not provide us with as much knowledge of its condition as we would possess if the vessel had been built for us and operated by us throughout its life. Repairs and maintenance costs for secondhand vessels are difficult to predict and may be more substantial than for vessels we have operated since they were built. These costs could decrease our profits and reduce our liquidity.

Delays or defaults by the shipyards in the construction of new vessels could increase our expenses and diminish our net income and cash flows.

We have entered into newbuilding contracts for the construction of 22 double hull bunkering tankers and have options to build nine additional double hull bunkering tankers. In addition, we have entered into newbuilding contracts for the construction of two specialty tankers and have an option to build four additional specialty tankers. All of our newbuilding contracts are with shipyards with which we have had no prior business dealings. These projects are subject to the risk of delay or defaults by the shipyards caused by, among other things, unforeseen quality or engineering problems, work stoppages, weather interference, unanticipated cost increases, delays in receipt of necessary equipment, and inability to obtain the requisite permits or approvals. In accordance with industry practice, in the event the shipyards are unable or unwilling to deliver the tankers, we may not have substantial remedies. Failure to construct or deliver the ships by the shipyards or any significant delays could increase our expenses and diminish our net income and cash flows.

International authorities and flag states may delay implementation of the phase-out of single hull tankers which may lessen the competitive advantage we hope to gain by acquiring double hull bunkering tankers.

Our strategy involves capitalizing on the phase-out of single hull bunkering tankers. Under environmental protection laws and regulations, the European Union, or the EU and the International Maritime Organization, or the IMO (the United Nations agency for maritime safety), have already banned single hull tankers of 5,000 dwt and above from carrying HGO, which includes most of the grades of marine fuel, as of October 2003 and as of April 2005, respectively, and will ban all single hull tankers of less than 5,000 dwt but above 600 dwt from carrying HGO in 2008. Both the EU and the IMO will also require a phase-out of all single hull tankers in 2010. The EU and the IMO, however, allow for exemptions. Under the EU regulations, for example, oil tankers operated exclusively in ports and inland navigation may be exempted from the double hull requirements provided they are duly certified under inland water legislation. Under the IMO regulations, a flag state may allow single hull tankers conforming to certain technical specifications to continue to operate until the earlier of 2015 or the 25th anniversary of the vessel's delivery. A flag state may also allow single hull tankers to carry HGO if the vessels are either engaged in voyages exclusively within its jurisdiction or jurisdiction of another party upon such party's agreement.

Our future success will depend in part on the timely and comprehensive implementation of the phase-out of single hull tankers. Any delay or limitation in application of the environmental protection laws and regulations could limit our anticipated growth or other anticipated benefits because our strategy involves employing and acquiring secondhand double hull bunkering tankers.

We have no history of operating specialty tankers and we may not be able to enter, or effectively manage our entry into, the business of providing refined petroleum products to island economies, which could negatively impact our results of operations, financial condition and our ability to pay dividends.

We plan to operate a fleet of double hull products tankers with roll-on roll-off facilities and refueling capabilities for fuel trucks designed to make distribution of gasoline and other refined petroleum products to island economies. We have entered into newbuilding contracts for the construction of two of these specialty tankers and have an option to build four additional specialty tankers which we currently plan to exercise. Acquisition and management of these vessels will impose significant responsibilities on our management and staff. We do not have any experience distributing gasoline or other refined petroleum products to island economies nor do we have any history of operating or competing in that business. As we have no history of operating specialty tankers, it is difficult to predict our management needs. Accordingly, we may be required to increase the number of our employees. We will also have to market our services to a new customer base so that we can provide continued deployment for our vessels. We may not be successful in executing our growth plans and may incur significant expenses and losses in connection with our future line of business which could negatively impact our results of operations, financial condition and our ability to pay dividends.

We rely on purchases from key customers and our results of operations may decrease if some of our key customers reduce or terminate their purchases.

Generally, we have not derived a significant amount of revenue from written volume commitments from our key customers or any other understandings with our key customers that relate to future purchases. Purchases by our key customers could be reduced or terminated at any time. A substantial reduction or a termination of purchases by any of our key customers could decrease our results of operation.

We extend trade credit to most of our customers and our financial position and results of operations may diminish if we are unable to collect accounts receivable.

We extend trade credit to most of our customers. Our success in attracting business has been due, in part, to our willingness to extend trade credit on an unsecured basis to our customers. As of December 31, 2006, 12 of our customers had outstanding balances with us of at least $1.0 million under the lines of credit that we have extended to them. Our credit procedures and policies do not fully eliminate customer credit risk. Any credit losses, if significant, would diminish our financial position and results of operations.

We depend on a limited number of suppliers, which makes us susceptible to supply shortages or price fluctuations that could diminish our operating results.

We currently purchase refined marine petroleum products from a limited number of suppliers. If our relationship with any of our other key suppliers terminates or if any of our key suppliers suffers a disruption in production, we may not be able to obtain a sufficient quantity of refined marine fuel and lubricants on acceptable terms and without interruption in our business. We may experience difficulties and delays in obtaining marine fuel from alternative sources of supply. Any interruption or delay in the supply of marine fuel, or the inability to obtain fuel from alternate sources at acceptable prices and within a reasonable amount of time, would impair our ability to meet scheduled deliveries to our customers and could cause customers to cancel orders.

The refined marine fuel that we purchase from our suppliers may fail to meet the specifications that we have agreed to supply to our customers and, as a result, we could lose business from those customers and be subject to claims or other liabilities.

If the refined marine fuel that we purchase from our suppliers fails to meet the specifications we have agreed to supply to our customers, we could lose our customers and be subject to claims or other liabilities. The loss of customers and increased liabilities would reduce our earnings and could have a material adverse effect on our business, weaken our financial condition and reduce our results of operations.

Failure by Aegean Oil or other third-party physical suppliers to provide services to us and our customers as agreed could subject us to customer claims and negatively affect our results.

We have contracted with Aegean Oil to provide various services to our customers in Greece, including fueling of vessels in port and at sea. Aegean Oil is a related company owned and controlled by members of Mr. Dimitris Melisanidis' family. Mr. Melisanidis, our founder and Head of Corporate Development, may also be deemed a control person of Aegean Oil and other affiliated entities for United States securities law purposes, but Mr. Melisanidis disclaims such control. In connection with our limited marine fuel trading activities, from time to time we contract with other third-party physical suppliers to deliver marine fuel to our customers in locations where we do not have service centers. The failure of Aegean Oil or any other third-party physical supplier to perform these services in accordance with the terms we have agreed with them and our customers could affect our relationships with our customers and subject us to claims and other liabilities which could harm our business or negatively affect our financial results. If Aegean Oil or any of the other third-party physical suppliers fails to perform its obligations to us, you will not have any recourse directly against Aegean Oil or the other third-party physical suppliers.

Agreements between us, Aegean Oil and other affiliated entities may be more favorable or less favorable than agreements that we could obtain from unaffiliated third parties.

The marine fuel service supply agreement and other agreements we have with Aegean Oil, our largest supplier of marine petroleum products, as well as other agreements we have with affiliated entities have been made in the context of an affiliated relationship. Aegean Oil and other affiliated entities are owned and controlled by members of Mr. Melisanidis' family. Mr. Melisanidis has also been involved historically with our related companies and had a leadership role with respect to the promotion of their products and services. Because immediately prior to the completion of our initial public offering we were majority-owned by Leveret International Inc., or Leveret, a company controlled by Mr. Melisanidis, the negotiation of the marine fuel service supply agreement, the ship management agreement and our other contractual arrangements may have resulted in prices and other terms that are more favorable or less favorable to us than terms we might have obtained in arm's-length negotiations with unaffiliated third parties for similar services. Moreover, Aegean Oil and other affiliated entities remain our related companies and we remain subject to similar risks in future business dealings with these parties.

The value of our marine fuel inventory is subject to price fluctuations which may result in reduced value of our inventory and cause us to suffer financial loss.

Due to the nature of our business, we may increase the volume of our marine fuel inventories. Depending upon the price and price movement of refined marine fuel, our marine fuel inventories may subject us to a risk of financial loss. Pricing terms with our suppliers and customers and hedges by way of oil futures or other instruments, should we enter into them, may not adequately protect us in the event of a substantial downward movement in the price of marine fuel.

Our customers' businesses are subject to currency exchange risks which could negatively affect our results of operations, cash flows and reduce our profitability.

Generally, in all our service centers, we invoice our customers for the sale and delivery of marine petroleum products in U.S. dollars. Many of our customers are foreign customers and may be required to obtain U.S. dollars to pay for our products and services. A rapid depreciation or devaluation in a currency affecting our customers could have an adverse effect on our customers' operations and their ability to convert local currency to U.S. dollars to make required payments to us. This would in turn result in higher credit losses for us, which would reduce our results of operations and cash flows.

We rely on the expertise of our senior management and our inability to retain key personnel could interrupt our business and limit our growth.

Our success depends to a significant degree upon the abilities and efforts of our management team and our ability to hire and retain key members of our management team. The loss of any of these individuals could adversely affect our business prospects and financial condition. Difficulty in hiring and retaining key personnel could negatively impact our results of operations, financial condition and our ability to pay dividends. We do not intend to maintain "key man" life insurance on any of our officers or our board members, including Mr. Peter C. Georgiopoulos, the Chairman of our board of directors, and Mr. Dimitris Melisanidis, our founder and Head of Corporate Development. We believe that Mr. Georgiopoulos is an important member of our board of directors and Mr. Melisanidis is an important member of our management team and that the loss of the services or involvement in our business on the part of either or both of them would have a material adverse effect on our Company. We entered into employment agreements with Mr. Melisanidis, Mr. E. Nikolas Tavlarios, our President, and Mr. Ziad Nakhleh, our Treasurer and Chief Financial Officer.

As we expand our fleet, we may not be able to recruit suitable employees and crew for our bunkering tankers which may limit our growth and cause our financial performance to suffer.

As we expand our fleet, we will need to recruit suitable crew, shoreside, administrative and management personnel. We may not be able to continue to hire suitable employees as we expand our fleet of bunkering tankers. If we are unable to recruit suitable employees and crews, we may not be able to provide our services to customers, our growth may be limited and our financial performance may suffer.

A portion of our employees are covered by national collective bargaining agreements which set minimum standards for employment, and labor interruptions could disrupt our business.

A portion of our employees from Greece and from the Philippines are covered by national collective bargaining agreements which set minimum standards for employment. Industrial action or other labor unrest could disrupt our business. If not resolved in a timely and cost-effective manner, such industrial action or other labor unrest could prevent or hinder our operations from being carried out normally and could disrupt our business and reduce our results of operations and cash flows.

We are a holding company, and we depend primarily on the ability of our operating subsidiaries to distribute funds to us in order to satisfy our financial and other obligations and to make dividend payments.

We are a holding company, and we have no significant assets other than the equity interests in our subsidiaries. As a result, our ability to satisfy our financial and other obligations and to pay dividends depends primarily on the performance of our operating subsidiaries and their ability to distribute funds to us. If we are unable to obtain funds from our operating subsidiaries, we will not be able to pay dividends unless we obtain funds from other sources. We may not be able to obtain the necessary funds from other sources on terms acceptable to us.

Our historical financial and operating data may not be representative of our future results because we are a company with limited history as a separate operating company and limited history as a publicly traded company.

Our historical financial and operating data may not be representative of our future results because we are a company with limited history as a separate operating company and limited history as a publicly traded company. Due to factors such as the additional administrative and financial obligations associated with operating as a publicly traded company, our results of operations, cash flows and financial condition reflected in our restated combined and consolidated financial statements may not be indicative of the results of operations that we would have achieved had we operated as a public entity for all periods presented or of future results that we may achieve as a publicly traded company with our current holding company structure. In addition, our executive officers do not have any material experience running a publicly traded company.

We may not be able to borrow amounts under our senior secured credit facility and restrictive covenants in our senior secured credit facility may impose financial and other restrictions that may limit our corporate activities.

We entered into a senior secured credit facility with an international commercial bank, which we call our senior secured credit facility. Our senior secured credit facility contains covenants that impose operating and financing restrictions on us. Such restrictions affect, and in many respects limit or prohibit, among other things, our ability to pay dividends, incur additional indebtedness, create liens, sell assets, or engage in mergers or acquisitions. These restrictions could limit our ability to plan for or react to market conditions or meet extraordinary capital needs or otherwise restrict corporate activities. These restrictions could adversely affect our ability to finance our future operations or capital needs or to engage in other business activities which will be in our interest.

We may not achieve sufficient earnings to pay dividends to our shareholders.

We currently intend to pay regular cash dividends on a quarterly basis. We will make such dividend payments to our shareholders only if our board of directors, acting in its sole discretion, determines that payments of dividends would be in our best interest and in compliance with relevant legal and contractual requirements. The principal business factors that our board of directors expects to consider when determining the timing and amount of dividend payments will be our earnings, financial condition and cash requirements at the time.

We may not be exempt from Liberian taxation which would materially reduce our net income and cash flow.

The Republic of Liberia enacted a revised income tax act effective as of January 1, 2001, or the New Act. In contrast to the income tax law previously in effect since 1977, or the Prior Law, which the New Act repealed in its entirety, the New Act does not distinguish between the taxation of a non-resident Liberian corporation, such as our Liberian subsidiary, Aegean Marine Petroleum S.A., or AMP, which conducts no business in Liberia and was wholly exempted from tax under the Prior Law, and the taxation of ordinary resident Liberian corporations.

In 2004, the Liberian Ministry of Finance issued regulations pursuant to which a non-resident domestic corporation, such as our Liberian subsidiary, AMP, will not be subject to tax under the New Act retroactive to January 1, 2001, or the New Regulations. In addition, the Liberian Ministry of Justice issued an opinion that the New Regulations were a valid exercise of the regulatory authority of the Ministry of Finance. Therefore, assuming that the New Regulations are valid, AMP will be wholly exempt from Liberian income tax as under the Prior Law.

If our Liberian subsidiary, AMP, were to be subject to Liberian income tax under the New Act, it would be subject to tax at a rate of 35% on its worldwide income. As a result, its, and consequently our, net income and cash flow would be materially reduced by the amount of the applicable tax. In addition, we, as shareholder of the Liberian subsidiary, would be subject to Liberian withholding tax on dividends paid by AMP at rates ranging from 15% to 20%.

If we become subject to tax in the jurisdictions in which we operate, our net income and cash flow would decrease.

Our business is affected by taxes imposed on the purchase and sale of refined marine petroleum products in various jurisdictions in which we operate from time to time. These taxes include sales, excise, goods and services taxes, value-added taxes, and other taxes. We do not pay a material amount of tax in any jurisdiction in which we operate. As a result of changes in tax laws or the application by tax authorities of these laws or our failure to comply with tax laws or otherwise, we may become liable for an increased amount of tax in any jurisdiction. An increased liability for taxes would decrease our net income and cash flow.

Our insurance policies may not be adequate to cover our losses and because we obtain some of our insurance policies through protection and indemnity associations, we may be subject to calls in amounts based not only on our own claim records, but also the claim records of other members of the protection and indemnity associations which could expose us to additional expenses.

We carry insurance policies to protect us against most of the accident-related risks involved in the conduct of our business, including marine hull and machinery insurance, protection and indemnity insurance, which includes pollution risks, crew insurance, and war risk insurance. We may not be adequately insured to cover losses from our operational risks, which could have a material adverse effect on us. Additionally, our insurers may refuse to pay particular claims and our insurance policies may be voidable by the insurers if we take, or fail to take, certain action, such as failing to maintain certification of our vessels with applicable maritime regulatory organizations. Any significant uninsured or under-insured loss or liability could have a material adverse effect on our business, results of operations, cash flows and financial condition and our ability to pay dividends. In addition, we may not be able to obtain adequate insurance coverage at reasonable rates in the future during adverse insurance market conditions.

As a result of the September 11, 2001 attacks, the United States response to the attacks and related concerns regarding terrorism, insurers have increased premiums and reduced or restricted coverage for losses caused by terrorist acts generally. Accordingly, premiums payable for terrorist coverage have increased substantially and the level of terrorist coverage has been significantly reduced.

We may also be subject to calls or premiums in amounts based not only on our claim records but also the claim records of other members of the protection and indemnity associations through which we receive insurance coverage for tort liability, including pollution-related liability. Our payment of these calls could result in significant expense to us, which could have a material adverse effect on our results of operations, cash flows, financial condition and ability to pay dividends. Moreover, the protection and indemnity associations and other insurance providers reserve the right to make changes in insurance coverage with little or no advance notice.

Maritime claimants could arrest our vessels, which could disrupt our cash flow.

Crew members, suppliers of goods and services to a vessel and other parties may be entitled to a maritime lien against that vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lien holder may enforce its lien by arresting a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels could interrupt our cash flows and require us to pay a significant amount of money to have the arrest lifted. In addition, in some jurisdictions under the "sister ship" theory of liability, a claimant may arrest both the vessel that is subject to the claimant's maritime lien and any "associated" vessel, which is any vessel owned or controlled by the same owner. Claimants could try to assert "sister ship" liability against one vessel in our fleet for claims relating to another vessel in our fleet.

Terrorist attacks and international hostilities have previously affected the shipping industry, and any future attacks could negatively impact our results of operations, financial condition and our ability to pay dividends.

Terrorist attacks, such as the attack on the MT Limburg in October 2002, could adversely affect our operations and directly impact our vessels or charterers. We conduct our marine fuel supply operations outside of the United States, and our business, results of operations, cash flows, financial condition and ability to pay dividends could suffer by changing economic, political and government conditions in the countries and regions where our vessels are employed or registered. Moreover, we operate in a sector of the economy that is likely to be adversely impacted by the effects of political instability, terrorist or other attacks, war or international hostilities.

Proceedings concerning our founder and largest shareholder, Dimitris Melisanidis, could generate negative publicity for us, harm our reputation and adversely affect our business and our stock price.

Our founder and largest shareholder, Dimitris Melisanidis, has played a key role in the development and success of our business. Mr. Melisanidis is a prominent figure in Greece and has been the subject of a variety of proceedings, including two felony and four misdemeanor cases brought in 1999 and 2000 alleging illegal fuel trading, and a felony case brought by the counterparty to a commercial dispute alleging embezzlement, all resulting in acquittal. Mr. Melisanidis was also subject to a 1988 misdemeanor case alleging complicity in bribery of a civil servant in connection with obtaining a drivers license for a student at a time when Mr. Melisanidis operated a driving school and a 1980 misdemeanor case alleging bribery of two players in an amateur soccer game. These matters resulted in convictions and fines of approximately $928 and $2,330 (in U.S. dollars at the time). Some of these matters, as well as alleged improprieties by Mr. Melisanidis in connection with his involvement in professional soccer in Greece, have received extensive press coverage in Greece. These matters, and any future proceedings or allegations against Mr. Melisanidis regarding these or other matters, could result in additional negative press speculation as well as adverse perceptions of him or us among the public, our industry or in the capital markets, any of which could have a material adverse effect on our business and the market price of our common stock. Future allegations or proceedings involving Mr. Melisanidis could also divert his attention from his role in our business.

Mr. Melisanidis, through Leveret, and Messrs. Georgiopoulos and Tavlarios, through AMPNInvest, will control our Company and may not act in the best interests of our other shareholders.

Leveret, a company controlled by Mr. Melisanidis, owns 52.6% of our outstanding common shares and AMPNInvest LLC, or AMPNInvest, a Marshall Islands limited liability company that is controlled by Mr. Peter C. Georgiopoulos and Mr. John Tavlarios, owns 13.2% of our outstanding common shares. On July 19, 2006, Leveret and AMPNInvest entered into a Framework Agreement, as amended, which affects the management and governance of our Company. We refer you to the discussion in the section of this report entitled "Directors, Senior Management and Employees--Framework Agreement" for a description of the Framework Agreement. Pursuant to the Framework Agreement, Leveret and AMPNInvest agreed to identify, mutually agree on and elect seven members to serve on our board of directors effective upon the closing of our initial public offering. We refer to these seven directors as our Post-offering Board. The Framework Agreement also provides that Leveret and AMPNInvest will vote in favor of our Post-offering Board, including the independent directors and the nominees of our Post-offering Board, and in accordance with our Post-offering Board's recommendations on all matters proposed for a vote or consent of the shareholders of our Company for the duration of the Framework Agreement. The Framework Agreement expires on December 13, 2011, the fifth anniversary of the completion of our initial public offering, unless terminated earlier pursuant to its provisions. Accordingly both Mr. Melisanidis, through Leveret, and Messrs. Georgiopoulos and Tavlarios, through AMPNInvest, may be deemed to control our Company. Leveret and AMPNInvest will serve their own interests, which may not be aligned with the interests of other shareholders when voting in favor of our Post-offering Board, including its nominees, or in accordance with our Post-offering Board's recommendations on all matters proposed for a vote or consent of the shareholders of our Company.

Neither our Company nor our shareholders will be able to enforce the Framework Agreement.

The Framework Agreement between AMPNInvest and Leveret does not name any third-party beneficiaries. AMPNInvest and Leveret are free to mutually terminate the Framework Agreement at any time. Upon termination, AMPNInvest and Leveret will be free to vote for nominees not approved by our Post-offering Board and on matters proposed for a vote or consent of the shareholders in a manner not recommended by our Post-offering Board. Alternatively, if either party breaches the Framework Agreement, our Company and its shareholders will not be able to enforce the Framework Agreement. We refer you to the discussion in the section of this report entitled "Directors, Senior Management and Employees--Framework Agreement" for a description of the Framework Agreement. In addition, Leveret and AMPNInvest who together own 65.8% of our outstanding common shares are obligated to vote in favor of our Post-offering Board, including its nominees, and in accordance with our Post-offering Board's recommendations on all matters proposed for a vote or consent of the shareholders of our Company and will control any vote even if a majority of the other shareholders vote otherwise.

Mr. Melisanidis, through Leveret, will continue to control our Company and may have conflicts of interest with our other shareholders.

Leveret owns 52.6% of our outstanding common shares. For so long as Leveret is controlled by Mr. Melisanidis and owns a significant percentage of our outstanding common shares, Mr. Melisanidis will continue to control our Company and will be able to direct the outcome of shareholder votes on other matters, including the adoption or amendment of provisions in our articles of incorporation or bylaws and approval of possible mergers, amalgamations, control transactions and other significant corporate transactions. This concentration of ownership may have the effect of delaying, deferring or preventing a change in control, merger, amalgamations, consolidation, takeover or other business combination. This concentration of ownership could also discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, which could in turn have an adverse effect on the market price of our common shares.

Mr. Melisanidis, through Leveret, may not necessarily act in accordance with the best interests of other shareholders. Moreover, Mr. Melisanidis and members of Mr. Melisanidis' family hold significant interest in our related companies. For further discussion, please refer to the section of this report entitled "Major Shareholders and Related Party Transactions." We cannot assure you that the interests of Mr. Melisanidis will coincide with the interests of other holders of our common stock. To the extent that conflicts of interests may arise, Mr. Melisanidis, through Leveret, may vote in a manner adverse to us or to you or other holders of our securities.

We have entered into an employment agreement with Mr. Melisanidis. The employment agreement restricts Mr. Melisanidis' ability to compete with us during the term of the employment agreement and 12 months following its termination. If we are unable to enforce such restrictions on Mr. Melisanidis against competing with us, any direct or indirect competition from Mr. Melisanidis could be particularly damaging to us.

Some of our directors are affiliated with other companies, which could result in conflicts of interest.

Some of our directors also serve as directors of other public companies and are employees or have investments in companies in industries related to ours. In particular, Peter C. Georgiopoulos, the Chairman of our board of directors, is Chairman of the board of directors of General Maritime Corporation, or General Maritime, and Genco Shipping & Trading Limited. Also, John P. Tavlarios and John
O. Hatab, who serve as our directors, are also directors of General Maritime. Messrs. Georgiopoulos and Tavlarios are also executive officers of General Maritime. As such, General Maritime may be deemed one of our affiliates for United States securities laws purposes. To the extent that the other entities with which our directors may be affiliated compete with us for business opportunities, prospects or financial resources, or participate in ventures in which we may participate, our directors may face actual or apparent conflicts of interest in connection with decisions that could have different implications for us and the other companies. These decisions may relate to corporate opportunities, corporate strategies, potential acquisitions of businesses, intercompany agreements, competition, the issuance or disposition of securities, the election of new or additional directors and other matters. Such potential conflicts may delay or limit the opportunities available to us, and it is possible that conflicts may be resolved in a manner adverse to us.

Anti-takeover provisions in our organizational documents could have the effect of discouraging, delaying or preventing a merger, amalgamation or acquisition, which could reduce the market price of our common shares.

Several provisions of our articles of incorporation and our bylaws could make it difficult for our shareholders to change the composition of our board of directors in any one year, preventing them from changing the composition of management. In addition, the same provisions may discourage, delay or prevent a merger or acquisition that shareholders may consider favorable.

These provisions include:

o authorizing our board of directors to issue "blank check" preferred stock without shareholder approval;

o providing for a classified board of directors with staggered, three-year terms;

o    prohibiting cumulative voting in the election of directors;

o authorizing the removal of directors only for cause and only upon the affirmative vote of the holders of at least 70% of the outstanding shares of our capital stock entitled to vote for the directors;

o prohibiting shareholder action by written consent unless the written consent is signed by all shareholders entitled to vote on the action;

o    limiting the persons who may call special meetings of shareholders; and

o establishing advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted on by shareholders at shareholder meetings.

In addition, we expect to establish a shareholder rights plan that will make it more difficult for a third party to acquire us without the support of our board of directors and principal shareholders. These anti-takeover provisions could substantially impede the ability of public shareholders to benefit from a change in control and, as a result, may reduce the market price of our common stock and your ability to realize any potential change of control premium.

We are incorporated in the Marshall Islands, which does not have a well-developed body of corporate law.

Our corporate affairs are governed by our articles of incorporation and bylaws and by the Marshall Islands Business Corporations Act, or the BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the law of the Republic of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in the United States. The rights of shareholders of companies incorporated in the Marshall Islands may differ from the rights of shareholders of companies incorporated in the United States. The BCA provides that it is to be interpreted according to the laws of the State of Delaware and other states with substantially similar legislative provisions. However, there have been few, if any, court cases interpreting the BCA in the Marshall Islands and we cannot predict whether Marshall Islands courts would reach the same conclusions as United States courts. Thus, you may have more difficulty protecting your interests in the face of actions by the management, directors or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction which has developed a relatively more substantial body of case law.

Risk Factors Relating to Our Industry

Adverse conditions in the shipping industry may reduce the demand for our products and services and negatively affect our results of operations and financial condition.

Our business is focused on the physical supply and marketing of refined marine fuel to the shipping industry. Adverse economic conditions in the shipping industry, such as low charter rates or high operating costs, may have an adverse effect on our customers. In addition, any political instability, terrorist activity or military action that disrupts shipping operations will adversely affect our customers. Any adverse conditions in the shipping industry may reduce the demand for our products and services and negatively affect our results of operations and weaken our financial condition.

Material disruptions in the availability or supply of oil may reduce the supply of our products and have a material impact on our operating results, revenues and costs.

The success of our business depends on our ability to purchase, sell and deliver refined marine fuel to our customers. Material disruptions in the availability or supply of oil may have an adverse effect on our suppliers. In addition, any political instability, natural disasters, terrorist activity, military action or other similar conditions may disrupt the availability or supply of oil and consequently decrease the supply of refined marine fuel. Decreased availability or supply of marine fuel may reduce our operating results, revenues and costs.

Changes in the market price of petroleum may increase our credit losses, reduce our liquidity and decrease our profitability.

Increases in fuel prices can adversely affect our customers' businesses, and consequently increase our credit losses. Increases in fuel prices could also affect the credit limits extended to us by our suppliers and our working capital requirements, potentially affecting our liquidity and profitability. In addition, increases in oil prices will make it more difficult for our customers to operate and could reduce demand for our services. Conversely, a rapid decline in fuel prices could decrease our profitability because if we were to purchase inventory when fuel prices are high without having a corresponding sales contract in place, we may not be able to resell it at a profit.

In the highly competitive marine fuel supply industry, we may not be able to successfully compete for customers with new entrants or established companies with greater resources.

We are subject to aggressive competition in all aspects of our business. Our competitors are numerous, ranging from large multinational corporations, which have significantly greater capital resources than us, to relatively small and specialized firms. In addition to competing with fuel resellers, such as World Fuel Services Corporation and Chemoil Corporation, we also compete with the major oil producers that market fuel directly to large commercial shipping companies. We may not be able to successfully compete for customers because of increased competition from the major oil producers or our suppliers who may choose to market directly to large as well as smaller shipping companies, or to provide less advantageous price and credit terms to us. Also, due in part to the highly fragmented market, competitors with greater resources could enter the marine fuel supply industry and operate larger fleets of bunkering tankers through consolidations or acquisitions and may be able to offer better terms than we are able to offer to our customers.

Our operations are subject to extensive environmental laws and regulations, the violation of which could result in liabilities, fines or penalties and changes of which may require increased capital expenditures and other costs necessary to operate and maintain our vessels.

We are subject to various environmental laws and regulations dealing with the handling of fuel and fuel products. We currently store fuel inventories on our bunkering tankers and storage facilities and we may, in the future, maintain fuel inventories at several other locations in fixed or floating storage facilities. Our operations involve the risks of fuel spillage or seepage, environmental damage, and hazardous waste disposal, among other things. If we are involved in a spill or other accident involving hazardous substances, if there are releases of fuel and fuel products we own, or if we are found to be in violation of environmental laws or regulations, we could be subject to liabilities that could have a materially adverse effect on our business and operating results. We are also subject to possible claims by customers, employees and others who may be injured by a fuel spill, exposure to fuel, or other accidents. If we should fail to comply with applicable environmental regulations, we could be subject to substantial fines or penalties and to civil or criminal liability.

In particular, our operations are subject to numerous laws and regulations in the form of international conventions, national, state and local laws and national and international regulations in force in the jurisdictions in which our vessels operate or are registered, which can significantly affect the ownership and operation of our vessels. These regulations include, but are not limited to, (i) the International Convention on Civil Liability for Oil Pollution Damage of 1969, (ii) the International Convention for the Prevention of Marine Pollution from Ships of 1973 and (iii) the International Convention for the Safety of Life at Sea of 1974. We refer you to the discussion in the section of this report entitled "Business--Environmental and Other Regulations" for a description of environmental laws and regulations that affect our business.

A failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations. Some environmental laws often impose strict liability for remediation of spills and releases of oil and hazardous substances, which could subject us to liability without regard to whether we were negligent or at fault. An oil spill could result in significant liability, including fines, penalties, criminal liability and remediation costs for natural resource damages as well as third-party damages. We are required to satisfy insurance and financial responsibility requirements for potential oil (including marine fuel) spills and other pollution incidents. Our insurance policies covering certain environmental risks may not be sufficient to cover all such risks and any claim may have a material adverse effect on our business, results of operations, cash flows and financial condition and our ability to pay dividends.

Compliance with applicable laws, regulations and standards, may require us to make additional capital expenditures for the installation of costly equipment or operational changes and may affect the resale value or useful lives of our vessels. In order to satisfy these requirements, we may, from time to time, be required to take our vessels out of service for extended periods of time, with corresponding losses of revenues. We may also incur additional costs in order to comply with other existing and future regulatory obligations, including costs relating to air emissions, maintenance and inspection, elimination of tin-based paint, development and implementation of emergency procedures and insurance coverage or other financial assurance of our ability to address pollution incidents. These costs could reduce our results of operations and cash flows, weaken our financial condition and affect our ability to pay dividends. Also, in the future, market conditions may not justify these expenditures or enable us to operate some or all of our vessels profitably during the remainder of their economic lives.

Our vessel operations have inherent risks that could negatively impact our results of operations, financial condition and our ability to pay dividends.

Our vessels and fuel oils that they carry are at risk of being damaged or lost because of events such as marine disasters, bad weather, mechanical failures, human error, war, terrorism, piracy and other circumstances or events. All these hazards can result in death or injury to persons, loss of revenues or property, environmental damage, higher insurance rates, damage to our customer relationships, delays or rerouting.

If our vessels suffer damage, they may need to be repaired. The costs of vessel repairs are unpredictable and can be substantial. We may have to pay repair costs that our insurance policies do not cover. The loss of earnings while these vessels are being repaired, as well as the actual cost of these repairs, would decrease our results of operations. If one of our vessels were involved in an accident with the potential risk of environmental contamination, the resulting media coverage could have a material adverse effect on our business, our results of operations and cash flows, weaken our financial condition and negatively affect our ability to pay dividends.


ITEM 4.    INFORMATION ON THE COMPANY

A.   History and Development of the Company

Aegean Marine Petroleum Network Inc. is a Marshall Islands holding company incorporated on June 6, 2005 under the Marshall Islands Business Corporations Act, or the BCA. On September 29, 2005, Leveret International Inc., our then sole shareholder, contributed direct and indirect ownership of companies that conduct our business operations. Prior to our initial public offering we had 28,035,000 shares of our common stock outstanding. On December 13, 2006, we consummated our initial public offering of additional 14,375,000 shares of common stock, which we refer to as the initial public offering.

We maintain our principal marketing and operating offices at 42 Hatzikyriakou Avenue, Piraeus 185 38 Athens, Greece. Our telephone number at that address is 011 30 (210) 458-6200. We also have an executive office to oversee our financial and other reporting functions in New York City at 299 Park Avenue, New York, New York 10171. Our telephone number at that address is (212) 763-5659.

B.   Business Overview

We are a marine fuel logistics company that physically supplies and markets refined marine fuel and lubricants to ships in port and at sea. As a physical supplier, we purchase marine fuel from refineries, major oil producers and other sources and resell and deliver these fuels using our bunkering tankers to a broad base of end users. With service centers in Greece, Gibraltar, the United Arab Emirates, Jamaica and Singapore, we believe that we are one of a limited number of independent physical suppliers that owns and operates a fleet of bunkering tankers and conducts physical supply operations in multiple jurisdictions. We presently own a fleet of ten double hull and two single hull bunkering tankers with an average carrying capacity of approximately 5,940 dwt. We provide fueling services to virtually all types of ocean-going vessels and many types of coastal vessels, such as oil tankers, container ships, drybulk carriers, cruise ships and ferries. Our customers include a diverse group of ocean-going and coastal ship operators and marine fuel traders, brokers and other users.

We provide to our customers a service that requires sophisticated logistical operations designed to meet their strict fuel quality and delivery scheduling needs. We believe that our extensive experience, management systems and proprietary software systems allow us to meet our customers' specific requirements when they purchase and take delivery of marine fuels and lubricants around the world and represent a significant barrier to the entry of competitors. We have devoted our efforts to building a global brand, and believe that our customers recognize our brand as representing high quality and service at each of our locations around the world. We use our bunkering tankers in our physical delivery operations and do not generally charter them out to others.

We intend to expand our business and marine fuel delivery capabilities. We plan to establish new service centers in selected locations around the world during the next several years. As we expand our global presence, we plan to increase our fleet by at least 31 new double hull bunkering tankers during the next three years. In order to do this we have entered into newbuilding contracts for the construction of 22 new double hull bunkering tankers and have options to build nine additional double hull bunkering tankers. We also plan to purchase up to two additional secondhand double hull bunkering tankers, subject to market conditions, in 2007.

In addition to expanding our bunkering tanker fleet, we have entered into newbuilding contracts for the construction of two new double hull petroleum products tankers with roll-on roll-off facilities and refueling capabilities for fuel trucks, which we call specialty tankers and have options, which we plan to exercise, to build four additional specialty tankers. We plan to use these specialty tankers for the distribution of gasoline and other refined petroleum products to island economies. We view this business as complementary to our bunkering business, involving relatively complex customer requirements and requiring significant investment in management and software systems. We currently intend to deploy our specialty tankers primarily under contracts of affreightment and do not intend to charter out our specialty tankers.

As of December 31, 2006, in addition to bunkering tankers, we owned one single hull Aframax tanker with a cargo-carrying capacity of approximately 92,000 dwt and a double hull Panamax tanker with a cargo-carrying capacity of approximately 68,000 dwt. As of the end of 2006, we deployed our single hull Aframax tanker for hire in the international spot market and positioned our double hull Panamax product tanker near the port of Gibraltar and use it as a floating storage facility. In February 2007, we agreed to sell our Aframax tanker and purchased another double hull Panamax tanker with a cargo-carrying capacity of approximately 68,000 dwt. We plan to use our additional double hull Panamax product tanker as a floating storage facility.

Our Service Centers and Markets

Greece

We currently service our customers through our related company, Aegean Oil, in the port of Piraeus, Greece. Aegean Oil has a license, which we are not qualified to obtain, to operate as a physical supplier of refined marine petroleum products in Piraeus. In the year ended December 31, 2006, we sold a total of 497,442 metric tons of marine fuel in Piraeus. We currently compete here against seven other physical suppliers, including Eko-Elda Abee., BP Hellas S.A. and Sekavin S.A.

In addition to Piraeus, Aegean Oil has a license to operate as a physical supplier of refined marine petroleum products in all ports in Greece, including Patras, Thessaloniki and Crete. As we expand our business, we may elect to service our customers in other Greek ports and seek a larger share of the total Greek market for supply of marine petroleum products.

We support our operations in Greece from our office in Piraeus, which we lease.

Gibraltar

We possess a license issued by the Bunkering Superintendent of the Port of Gibraltar to act as a physical supplier of marine petroleum products in Gibraltar. In the year ended December 31, 2006, sold a total of 738,567 metric tons of marine fuel in Gibraltar.

In the year ended December 31, 2006, we purchased the majority of our fuel in Gibraltar from FAMM, which also engaged in limited supply operations in the port. As of April 30, 2006, FAMM, as part of its strategy to cease its operations in Gibraltar, terminated its marine petroleum products supply agreement with us. We have been able to secure the supply of a sufficient quantity of refined marine fuel and lubricants from other suppliers, including Lynx Limited. We store our fuel in our floating storage facility, double hull Panamax tanker, the Fos. We currently compete here against four other physical suppliers, CESPA (Gibraltar) Ltd., Vemaoil Company Ltd., Shell Company of Gibraltar Ltd. and Peninsula Petroleum Ltd.

We support our bunkering operations from our office in Gibraltar, which we lease.

United Arab Emirates

We possess a license issued by Sharjah Economic Development Department to act as a physical supplier of marine petroleum products in the port area of Fujairah. In the year ended December 31, 2006, we sold a total of 548,747 metric tons of marine fuel in Fujairah.

We purchase our fuel in Fujairah from a variety of different suppliers including FAL Energy Co. Ltd., which also engages in supply operations in the port. We compete here against other physical suppliers, including Fujairah National Bunkering Co. LLC, ENOC Bunkering (Fujairah) LLC, FAL Energy Co. Ltd., Akron Trade and Transport and Oil Marketing & Trading Inc.

We support our bunkering operations from our office in Fujairah, which we lease.

Jamaica

We are authorized by the Port Authority of Jamaica to act as a physical supplier of marine petroleum products in Jamaica. We service our customers in the ports of Kingston and Ocho Rios, Jamaica, and may elect to service our customers in other locations in Jamaica. In the year ended December 31, 2006, we sold a total of 436,860 metric tons of marine fuel in Jamaica.

In Jamaica, we have a long-term contract to purchase our fuel from the state refinery, Petrojam Limited, which also engages in limited supply operations within the port. We are not aware of any other physical suppliers of marine petroleum products in Jamaica.

We support our bunkering operations from our office in Kingston, which we lease.

Singapore

We possess a license issued by the Maritime and Port Authority of Singapore to act as a physical supplier of marine petroleum products in the port of Singapore. Since the commencement of our physical supply operations on June 2, 2006 until December 31, 2006, we sold a total of 121,462 metric tons of marine fuel in Singapore.

We purchase our fuel in Singapore from a variety of different suppliers including BP Singapore Pte. Ltd., which also engages in supply operations in the port. We compete here against other physical suppliers, including major oil producers, Global Energy Trading Pte. Ltd., Consort Bunkers Pte. Ltd. and Searights Maritime Services Pte. Ltd.

We support our bunkering operations from our office in Singapore, which we lease.

Administrative Offices

        Cyprus

We maintain an administrative office in Cyprus, which we lease. Our office in Cyprus is responsible for, among other things, certain invoicing functions of our principal operating subsidiary, AMP.

        New York City

In December 2006, we established an executive office in New York City to oversee our financial and other reporting functions.

Sales and Marketing

Most of our marketing, sales, ship-management and other related functions are performed at our main offices in Piraeus, Greece. We also market our marine fuel sales and services through our internal sales force located at our service centers and our marketing office located in Edgewater, New Jersey. Our sales force interacts with our established customers and markets our fuel sales and services to large commercial shipping companies and foreign governments. We believe our level of customer service, years of experience in the industry and reputation for reliability are significant factors in retaining our customers and attracting new customers. Our sales and marketing approach is designed to create awareness of the benefits and advantages of our fuel sales and services. We are active in industry trade shows and other available public forums.

Customers

We market marine fuel and related services to a broad and diversified base of customers. During the years ended December 31, 2003 and 2004 sales made to the United States Navy accounted for approximately 25% and 24% of our total revenues, respectively. During the years ended December 31, 2003 and 2004, none of our other customers accounted for more than 10% of our total revenues. During the years ended December 31, 2005 and 2006, none of our customers accounted for more than 10% of our total revenues. Our customers serviced during the past four years, in addition to the United States government, include Greek-owned commercial shipping companies such as Capital Maritime & Trading Corp., Neptune Line Shipping and ENESEL S.A., other international shipping companies such as A.P. Moller and Royal Carribean Cruises Ltd. and marine fuel traders and brokers such as World Fuel Services Corporation.

Suppliers

We purchase our marine fuel and lubricants from refineries, oil majors or other select suppliers around the world. In the year ended December 31, 2006, we purchased marine petroleum products of approximately $155.0 million, or approximately 21.3% of our total purchases of marine petroleum products from our related company, Aegean Oil. The majority of our purchases of marine petroleum products during the year ended December 31, 2006, were made from unrelated third-party suppliers and totaled $573.6 million, or approximately 78.7% of our total purchases of marine petroleum products. Our cost of fuel is generally tied to spot pricing, market-based formulas or is governmentally controlled. We are usually extended trade credit from our suppliers for our fuel purchases, which is required to be secured by standby letters of credit or letters of guarantee

Competition

We compete with marine fuel traders and brokers such as World Fuel Services Corporation, Chemoil Corporation and major oil producers, such as BP Marine, Shell Marine Products and ExxonMobil Marine Fuel, for services and end customers. We also compete with physical suppliers of marine fuel products such as CESPA (Gibraltar) Ltd. and Fujairah National Bunkering Co. LLC for business from traders and brokers as well as end customers. Our competitors include both large corporations and small, specialized firms. Some of our competitors are larger than we are and have substantially greater financial and other resources than we do. Some of our suppliers also compete against us.

Environmental and Other Regulations

Government regulations and laws significantly affect the ownership and operation of our tankers. We are subject to various international conventions, laws and regulations in force in the countries in which our vessels may operate or are registered.

A variety of governmental and private entities subject our tankers to both scheduled and unscheduled inspections. These entities include the local port authorities, national authorities, harbor masters or equivalent, classification societies, flag state and charterers, particularly terminal operators and oil companies. Some of these entities require us to obtain permits, licenses and certificates for the operation of our tankers. Our failure to maintain necessary permits or approvals could require us to incur substantial costs or temporarily suspend operation of one or more of the vessels in our fleet.

We believe that the heightened levels of environmental and quality concerns among insurance underwriters, regulators and charterers have led to greater inspection and safety requirements on all tankers and may accelerate the scrapping of older vessels throughout the industry. Increasing environmental concerns have created a demand for tankers that conform to the stricter environmental standards. We are required to maintain operating standards for all of our vessels emphasizing operational safety, quality maintenance, continuous training of our officers and crews and compliance with applicable local, national and international environmental laws and regulations. We believe that the operation of our vessels will be in substantial compliance with applicable environmental laws and regulations and that our vessels have all material permits, licenses, certificates or other authorizations necessary for the conduct of our operations; however, because such laws and regulations are frequently changed and may impose increasingly stricter requirements, we cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our tankers. In addition, a future serious marine incident that results in significant oil pollution or otherwise causes significant adverse environmental impact could result in additional legislation or regulation that could negatively affect our profitability.

Tanker Restrictions

        International Maritime Organization

The International Maritime Organization, or the IMO (the United Nations agency for maritime safety), has adopted the International Convention for the Prevention of Marine Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto, which has been updated through various amendments, or the MARPOL Convention. The MARPOL Convention relates to environmental standards including oil leakage or spilling, garbage management, as well as the handling and disposal of noxious liquids, harmful substances in packaged forms, sewage and air emissions.

In April 2001, the IMO adopted regulations under the MARPOL Convention, which became effective in September 2002, requiring the phase-out of most single hull oil tankers by 2015 or earlier, depending on the age of the tanker and whether it has segregated ballast tanks. Under the regulations, the flag state may allow for some newer single hull ships registered in its country that conform to certain technical specifications to continue operating until the 25th anniversary of their delivery. Any port state, however, may deny entry of those single hull tankers that are allowed to operate until their 25th anniversary to ports or offshore terminals. These regulations have been adopted by over 150 nations, including many of the jurisdictions in which our tankers operate.

As a result of the oil spill in November 2002 relating to the loss of the MT Prestige, which was owned by a company not affiliated with us, in December 2003, the Marine Environmental Protection Committee of the IMO, or MEPC, adopted an amendment to a MARPOL Convention, which became effective in April 2005. The amendment revised an existing regulation 13G accelerating the phase-out of single hull oil tankers and adopted a new regulation 13H on the prevention of oil pollution from oil tankers when carrying heavy grade oil. Under the revised regulation, single hull oil tankers must be phased out no later than April 5, 2005 or the anniversary of the date of delivery of the ship on the date or in the year specified in the following table:

Category of Oil Tankers                         Date of Year
-----------------------                         ------------

Category 1--oil tankers of 20,000      April 5, 2005 for ships delivered
dwt and above carrying crude oil,      on April 5, 1982 or earlier; or
fuel oil, heavy diesel oil or          2005 for ships delivered after
lubricating oil as cargo, and of       April 5, 1982
30,000 dwt and above carrying other
oils, which do not comply with the
requirements for protectively
located segregated ballast tanks

Category 2--oil tankers of 20,000      April 5, 2005 for ships delivered
dwt and above carrying crude oil,      on April 5, 1977 or earlier 2005
fuel oil, heavy diesel oil or          for ships delivered after April 5,
lubricating oil as cargo, and of       1977 but before January 1, 1978
30,000 dwt and above carrying other    2006 for ships delivered in 1978 and 1979
oils, which do comply with the         2007 for ships delivered in 1980 and 1981
protectively located segregated        2008 for ships delivered in 1982
ballast tank requirements              2009 for ships delivered in 1983
and                                    2010 for ships delivered in 1984 or later
Category 3--oil tankers of 5,000
dwt and above but less than the
tonnage specified for Category 1
and 2 tankers.

Under the revised regulations, the flag state may allow for some newer single hull oil tankers registered in its country that conform to certain technical specifications to continue operating until the earlier of the anniversary of the date of delivery of the vessel in 2015 or the 25th anniversary of their delivery. Any port state, however, may deny entry of those single hull oil tankers that are allowed to operate until the earlier of their anniversary date of delivery in 2015 or the year in which the ship reaches 25 years of age after the date of its delivery, whichever is earlier.

The MEPC, in October 2004, adopted a unified interpretation to regulation 13G that clarified the date of delivery for tankers that have been converted. Under the interpretation, where an oil tanker has undergone a major conversion that has resulted in the replacement of the fore-body, including the entire cargo carrying section, the major conversion completion date of the oil tanker shall be deemed to be the date of delivery of the ship, provided that:

o    the oil tanker conversion was completed before July 6, 1996;

o the conversion included the replacement of the entire cargo section and fore-body and the tanker complies with all the relevant provisions of MARPOL Convention applicable at the date of completion of the major conversion; and

o the original delivery date of the oil tanker will apply when considering the 15 years of age threshold relating to the first technical specifications survey to be completed in accordance with MARPOL Convention.

In December 2003, the MEPC adopted a new regulation 13H on the prevention of oil pollution from oil tankers when carrying heavy grade oil, or HGO, which includes most of the grades of marine fuel. The new regulation bans the carriage of HGO in single hull oil tankers of 5,000 dwt and above after April 5, 2005, and in single hull oil tankers of 600 dwt and above but less than 5,000 dwt, no later than the anniversary of their delivery in 2008.

Under regulation 13H, HGO means any of the following:

o    crude oils having a density at 15oC higher than 900 kg/m(3);

o fuel oils having either a density at 15oC higher than 900 kg/m(3) or a kinematic viscosity at 50oC higher than 180 mm(2)/s; or

o    bitumen, tar and their emulsions.

Under the regulation 13H, the flag state may allow continued operation of oil tankers of 5,000 dwt and above, carrying crude oil with a density at 15oC higher than 900 kg/m(3) but lower than 945 kg/m(3), that conform to certain technical specifications and, in the opinion of the such flag state, the ship is fit to continue such operation, having regard to the size, age, operational area and structural conditions of the ship and provided that the continued operation shall not go beyond the date on which the ship reaches 25 years after the date of its delivery. The flag state may also allow continued operation of a single hull oil tanker of 600 dwt and above but less than 5,000 dwt, carrying HGO as cargo, if, in the opinion of the such flag state, the ship is fit to continue such operation, having regard to the size, age, operational area and structural conditions of the ship, provided that the operation shall not go beyond the date on which the ship reaches 25 years after the date of its delivery.

The flag state may also exempt an oil tanker of 600 dwt and above carrying HGO as cargo if the ship is either engaged in voyages exclusively within an area under the its jurisdiction, or is engaged in voyages exclusively within an area under the jurisdiction of another party, provided the party within whose jurisdiction the ship will be operating agrees. The same applies to vessels operating as floating storage units of HGO.

Any port state, however, can deny entry of single hull tankers carrying HGO which have been allowed to continue operation under the exemptions mentioned above, into the ports or offshore terminals under its jurisdiction, or deny ship-to-ship transfer of HGO in areas under its jurisdiction except when this is necessary for the purpose of securing the safety of a ship or saving life at sea.

European Union

In July 2003, in response to the MT Prestige oil spill in November 2002, the European Union, or the EU, adopted a regulation that accelerates the IMO single hull tanker phase-out timetable. Under that regulation, no oil tanker is allowed to operate under the flag of a EU member state, nor shall any oil tanker, irrespective of its flag, be allowed to enter into ports or offshore terminals under the jurisdiction of a EU member state after the anniversary of the date of delivery of the ship in the year specified in the following table, unless that tanker is double hull:



Category of Oil Tankers                         Date of Year
-----------------------                         ------------

Category 1--oil tankers of 20,000      April 5, 2005 for ships delivered
dwt and above carrying crude oil,      on April 5, 1982 or earlier; or
fuel oil, heavy diesel oil or          2005 for ships delivered after
lubricating oil as cargo, and of       April 5, 1982
30,000 dwt and above carrying other
oils, which do not comply with the
requirements for protectively
located segregated ballast tanks

Category 2--oil tankers of 20,000      April 5, 2005 for ships delivered
dwt and above carrying crude oil,      on April 5, 1977 or earlier 2005
fuel oil, heavy diesel oil or          for ships delivered after April 5,
lubricating oil as cargo, and of       1977 but before January 1, 1978
30,000 dwt and above carrying other    2006 for ships delivered in 1978 and 1979
oils, which do comply with the         2007 for ships delivered in 1980 and 1981
protectively located segregated        2008 for ships delivered in 1982
ballast tank requirements              2009 for ships delivered in 1983
and                                    2010 for ships delivered in 1984 or later
Category 3--oil tankers of 5,000
dwt and above but less than the
tonnage specified for Category 1
and 2 tankers.

Furthermore, under the regulation, all oil tankers of 5,000 dwt or less must comply with the double hull requirements no later than the anniversary date of delivery of the ship in the year 2008. The regulation, however, provides that oil tankers operated exclusively in ports and inland navigation may be exempted from the double hull requirement provided that they are duly certified under inland water legislation.

The EU, following the lead of certain EU nations such as Italy and Spain, has also banned single hull tankers 5,000 dwt or above and single hull tankers 600 dwt and above but less than 5,000 dwt from carrying HGO as of October 2003 and as of the anniversary date of delivery in 2008, respectively, regardless of flag, from entering or leaving its ports or offshore terminals or anchoring in areas under its jurisdiction. Commencing in 2005, certain single hull tankers above 15 years of age will also be restricted from entering or leaving EU ports or offshore terminals and anchoring in areas under EU jurisdiction.

We plan to pursue all reasonably practicable measures to extend each of our single-hull tanker's operating life for the maximum permissible time under applicable regulations.

Other Restrictions

The IMO has also negotiated international conventions that impose liability for oil pollution in international waters and a signatory's territorial waters. In September 1997, the IMO adopted Annex VI to the MARPOL Convention, or Annex VI, to address air pollution from ships. Annex VI was ratified in May 2004, and became effective in May 2005. Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions.

We believe that all our vessels are currently compliant in all material respects with these regulations. Additional or new conventions, laws and regulations may be adopted that could adversely affect our business, cash flows, results of operations and financial condition.

The IMO has also adopted the International Convention for the Safety of Life at Sea, or SOLAS Convention, which imposes a variety of standards to regulate design and operational features of ships. SOLAS Convention standards are revised periodically. We believe that all our vessels are in substantial compliance with SOLAS Convention standards.

Under the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention, or the ISM Code, promulgated by the IMO in 1993, the party with operational control of a vessel is required to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. In 1998, the ISM Code became mandatory by the adoption of Chapter IX of SOLAS.

The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel's management with code requirements for a safety management system. No vessel can obtain a certificate unless its operator has been awarded a document of compliance, issued by each flag state, under the ISM Code. We have all material requisite documents of compliance for our offices and safety management certificates for vessels in our fleet for which the certificates are required by the IMO. We are required to renew these documents of compliance and safety management certificates annually.

Noncompliance with the ISM Code and other IMO regulations may subject the shipowner or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. For example, the U.S. Coast Guard and European Union authorities have indicated that vessels not in compliance with the ISM Code will be prohibited from trading in U.S. and European Union ports.

Many countries have ratified and follow the liability plan adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage of 1969, as amended in 2000, or the CLC. Under this convention and depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, a vessel's registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defenses. The limits on liability outlined in the 1992 Protocol use the International Monetary Fund currency unit of Special Drawing Rights, or SDR. Under an amendment to the 1992 Protocol that became effective on November 1, 2003, for vessels of 5,000 to 140,000 gross tons (a unit of measurement for the total enclosed spaces within a vessel), liability will be limited to approximately 4.51 million SDR plus 631 SDR for each additional gross ton over 5,000. For vessels of over 140,000 gross tons, liability will be limited to 89.77 million SDR. The exchange rate between SDRs and U.S. dollars was 0. 661238 SDR per U.S. dollar on April 4, 2007. As the convention calculates liability in terms of a basket of currencies, these figures are based on currency exchange rates on March 28, 2007. The right to limit liability is forfeited under the International Convention on Civil Liability for Oil Pollution Damage where the spill is caused by the owner's actual fault and under the 1992 Protocol where the spill is caused by the owner's intentional or reckless conduct. Vessels trading to states that are parties to these conventions must provide evidence of insurance covering the liability of the owner. In jurisdictions where the International Convention on Civil Liability for Oil Pollution Damage has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to that convention. We believe that our protection and indemnity insurance will cover the liability under the plan adopted by the IMO.

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. In December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security. The new chapter became effective in July 2004 and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the International Ship and Port Facility Security Code, or the ISPS Code. The ISPS Code is designed to protect ports and international shipping against terrorism. After July 1, 2004, to trade internationally, a vessel must attain an International Ship Security Certificate from a recognized security organization approved by the vessel's flag state. Among the various requirements are:

o on-board installation of ship security alert systems, which do not sound on the vessel but only alerts the authorities on shore;

o    the development of vessel security plans;

o    ship identification number to be permanently marked on a vessel's hull;

o a continuous synopsis record kept onboard showing a vessel's history including, the name of the ship and of the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship's identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and

o    compliance with flag state security certification requirements.

We have implemented the various security measures addressed by SOLAS and the ISPS Code, and our fleet is in compliance with applicable security requirements.

Inspection by Classification Societies

Our tankers have been certified as being "in-class" by Lloyds Register of Shipping Germanischer Lloyd, American Bureau of Shipping, Det Norske Veritas and Bureau Veritas, all of which are members of the International Association of Classification Societies. Generally, the regulations of vessel registries accepted by international lenders in the shipping industry require that an oceangoing vessel's hull and machinery be evaluated by a classification society authorized by the country of registry. The classification society certifies that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the vessel's country of registry and the international conventions of which that country is a member. Each vessel is inspected by a surveyor of the classification society in three surveys of varying frequency and thoroughness: every year for the annual survey, every two to three years for intermediate surveys and every four to five years for special surveys. Should any defects be found, the classification surveyor generally issues a notation or recommendation for appropriate repairs, which have to be made by the shipowner within the time limit prescribed. Vessels may be required, as part of the annual and intermediate survey process, to be drydocked for inspection of the underwater portions of the vessel and for necessary repair stemming from the inspection. Special surveys always require drydocking.

Risk of Loss and Insurance Coverage

        General

The operation of any tanker vessel involves risks such as mechanical failure, physical damage, collision, property loss, inventory loss or damage and business interruption due to political circumstances in foreign countries, hostilities and labor strikes. In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. While we believe that our present insurance coverage is adequate, not all risks can be insured against, and there can be no guarantee that any specific claim will be paid, or that we will always be able to obtain adequate insurance coverage at reasonable rates.

        Hull and Machinery and War Risk Insurance

We have obtained marine hull and machinery and war risk insurance policies, which provide coverage for the risk of actual or constructive total loss, for all our vessels. Each of our vessels is covered for up to its fair market value.

We have also obtained increased value insurance policies for most of our vessels. Under the increased value insurance, we will be able to recover the sum insured under the policy in addition to the sum insured under our hull and machinery policy in the event of the total loss of the vessel. Increased value insurance policies also cover excess liabilities that are not recoverable in full by the hull and machinery policies by reason of under-insurance.

        Protection and Indemnity Insurance

Protection and indemnity insurance policies, which cover our third-party liabilities in connection with our shipping activities, are provided by mutual protection and indemnity associations, or P&I Associations. These insurance policies cover third-party liability and other related expenses of injury or death of crew, passengers and other third parties, loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances, and salvage, towing and other related costs, including wreck removal. Protection and indemnity insurance policies are a form of mutual indemnity insurance policies, extended by protection and indemnity mutual associations, or "clubs." Subject to the "capping" of exposure discussed below, our coverage, except for pollution, is unlimited.

Our current protection and indemnity insurance coverage for pollution is up to $1.0 billion per vessel per incident. The 14 P&I Associations that compose the International Group insure approximately 90% of the world's commercial tonnage and have entered into a pooling agreement to reinsure each association's liabilities. Each P&I Association has capped its exposure to this pooling agreement at $4.5 billion. As a member of a P&I Association that is a member of the International Group, we are subject to calls payable to the associations based on our claim records as well as the claim records of all other members of the individual associations, and members of the International Group.

Trademarks and Licenses

We have enter into a trademark license agreement with Aegean Oil pursuant to which Aegean Oil granted us a non-transferable, non-exclusive, perpetual (subject to termination for material breach), world-wide, royalty-free right and license to use certain trademarks related to the Aegean logo and "Aegean Marine Petroleum" in connection with marine fuel supply services.

Seasonality

Our business is not seasonal.

Legal Proceedings

In the ordinary course of business, we may be subject to legal proceedings and claims for damages or penalties relating to, among other things, personal injury, property casualty and environmental contamination. We expect that these claims will be covered by our insurance policies, subject to customary deductibles. Those claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources.

On November 30, 2005, a third party initiated a civil lawsuit in the Court of First Instance in Piraeus against us seeking a payment of approximately $10.0 million and legal expenses. The suit alleges that the plaintiff is entitled to the commissions of $1 per ton of marine petroleum sold in Jamaica during a 12-year period beginning on March 1, 2005. In 2007, the Court of First Instance ruled that the claim is maritime-related and not within its jurisdiction. Accordingly, the claim was referred to the Maritime Disputes Division of the Court of First Instance in Piraeus. The case was re-scheduled to be heard on October 30, 2007. Although it is not possible to predict the outcome of this litigation, based on the facts known to us, we believe that this litigation will not have a material adverse effect on our financial position or results of operations. We are not involved in any other legal proceedings which may have, or have had, a significant effect on our business, financial position, results of operations or liquidity, nor are we aware of any legal proceedings that are pending or threatened which may have a significant effect on our business, financial position, results of operations or liquidity.

C.   Organizational Structure

        Aegean Marine Petroleum Network Inc. is a Marshall Islands holding company and transact our bunkering business primarily through Aegean Marine Petroleum S.A., or AMP, a wholly-owned subsidiary incorporated in Liberia and operate our service centers through Aegean Bunkering Gibraltar Ltd., Aegean Bunkering Jamaica Ltd. and Aegean Bunkering (Singapore) Pte. Ltd., separate wholly-owned subsidiaries incorporated in Gibraltar, Jamaica and Singapore, respectively, and Aegean Marine Petroleum LLC, a controlled subsidiary incorporated in the United Arab Emirates, which is 51% owned by a local nominee (each of us and the local nominee has the right of first refusal to purchase the other's shares). We provide the management of our bunkering tankers through Aegean Bunkering Services Inc., a wholly-owned subsidiary incorporated in the Marshall Islands, and marketing and consulting services for our operations through Aegean Oil (USA), LLC, our wholly-owned subsidiary formed in Delaware, the U.S. We hold certain of our subsidiaries through Aegean Holdings S.A. and Aegean Investments S.A., our wholly-owned subsidiaries incorporated in the Marshall Islands, and hold our vessel-owning subsidiaries through Aegean Shipholdings Inc., a wholly-owned subsidiary incorporated in the Marshall Islands. As of December 31, 2006, we owned our vessels through separate wholly-owned subsidiaries listed in the following table:

                                                                 Vessel Name or
 Vessel-owning Subsidiary           Country of Incorporation     Hull Number
 ------------------------           ------------------------     -----------
 Carmel Investment Corp.                Marshall Islands          Aegean Rose
 Evian Enterprises Co.                  Marshall Islands          Aegean Daisy
 Clyde Shipping Corp.                   Marshall Islands          Aegean Tulip
 Tiffany Marine S.A.                    Marshall Islands         Aegean Tiffany
 Aegean Breeze Shipping Pte. Ltd.           Singapore           Aegean Breeze I
 Aegean X Maritime Inc.                 Marshall Islands            Aegean X
 Pontos Navigation Inc.                 Marshall Islands         Aegean Flower
 Aegean VII Shipping Ltd.                     Malta                Aegean VII
 Venus Holding Company                  Marshall Islands           Aegean IX
 Carnaby Navigation Inc.                     Liberia             Aegean Pride I
 Baltic Navigation Company              Marshall Islands          Aegean Force
 Mare Vision S.A.                       Marshall Islands           Aegean XI
 Baldwin Management Co.                 Marshall Islands         Aegean Hellas
 Aegean Tanking S.A.                         Liberia                  Fos
 Milos Maritime Inc.                    Marshall Islands           DN-3500-1
 Serifos Maritime Inc.                  Marshall Islands           DN-3500-2
 Kithnos Maritime Inc.                  Marshall Islands           DN-3500-3
 Amorgos Maritime Inc.                  Marshall Islands           DN-3500-4
 Kimolos Maritime Inc.                  Marshall Islands           DN-3500-5
 Syros Maritime Inc.                    Marshall Islands           DN-3500-6
 Mykonos Maritime Inc.                  Marshall Islands           DN-3500-7
 Santorini Maritime Inc.                Marshall Islands           DN-3500-8
 Paros Maritime Inc.                    Marshall Islands           DN-3500-9
 Naxos Maritime Inc.                    Marshall Islands           DN-3500-10
 Kerkyra Marine S.A.                         Liberia                QHS 207
 Ithaki Marine S.A.                          Liberia                QHS 208
 Cephallonia Marine S.A.                     Liberia                QHS 209
 Paxoi Marine S.A.                           Liberia                QHS 210
 Zakynthos Marine S.A.                       Liberia                QHS 215
 Lefkas Marine S.A.                          Liberia                QHS 216
 Kythira Marine S.A.                         Liberia                QHS 217
 Eton Marine Ltd.                            Liberia                QHS 220
 Tasman Seaways Inc.                         Liberia                QHS 221
 Benmore Services S.A.                       Liberia                QHS 222
 Ingram Enterprises Co.                      Liberia                QHS 223
 Santon Limited                              Liberia                QHS 224
 Ocean Dynamic Corp.                    Marshall Islands           N 2230007
 Sea Global S.A.                        Marshall Islands           N 222000

In February 2007, we formed an indirectly wholly-owned subsidiary, Ouranos Tanking S.A., a Liberian corporation, that took delivery of our newly purchased double hull Panamax tanker, Ouranos.

D.   Property, Plant and Equipment

Real Property

The following table presents certain information on our leased and owned properties as of December 31, 2006. We consider our properties to be suitable and adequate for our present needs.

                                                                         Leased              Lease
             Location                    Principal Use                   or Owned        Expiration Date
             --------                    -------------                   --------        ---------------
Piraeus, Greece                 Business coordination center and         Leased       May 2011 and May 2012
                                ship-management office
Khor Fakkan, the United Arab    Administrative and operations office     Leased       September 2007
Emirates
Gibraltar                       Administrative and operations office     Leased       April 2140
Kingston, Jamaica               Administrative and operations office     Leased       90 days notice
Singapore                       Administrative and operations office     Leased       August 2007
Edgewater, New Jersey           Sales and marketing office               Owned
New York City, New York         Administrative office                    Leased       December 2007
Nicosia, Cyprus                 Administrative office                    Leased       May 2010

Fleet

The following table lists our fleet of owned vessels as of December 31, 2006:

      Name                Double Hull    Flag          Build        Dwt
      ----                -----------    ----          -----        ---

Bunkering Tankers:
Aegean Tiffany            Yes            Malta         2004         2,747
Aegean Breeze I           Yes            Singapore     2004         2,747
Aegean Flower             Yes            Malta         2001         6,523
Aegean Tulip              Yes            Gibraltar     1993         4,853
Aegean Rose               Yes            Gibraltar     1988         4,935
Aegean Daisy              Yes            Gibraltar     1988         4,935
Aegean X                  Yes            Panama        1982         6,400
Aegean Pride I            Yes            Liberia       1982        11,538
Aegean XI                 Yes            Liberia       1984        11,050
Aegean Force              Yes            Liberia       1980         6,679
Aegean VII                No             Malta         1984         3,892
Aegean IX                 No             Panama        1976        7,216(1)
Aframax Tanker:
Aegean Hellas             No             Bahamas       1982        91,602
Panamax Tanker:
Fos                       Yes            Liberia       1981        67,980

---------------------
(1) Currently certified for use of 4,999 dwt.

In February 2007, we purchased and took delivery of one double hull Panamax product tanker, built in 1983 and flagged in Liberia, with a cargo-carrying capacity of approximately 68,000 dwt.

The following table presents certain information concerning 22 bunkering tankers that we have contracted to build and the nine additional bunkering tankers that we have options to build. The exercise notice for the option for five bunkering tankers to be built by Fujian Southeast Shipyard, which we call Fujian, has been tendered and terms of newbuilding contracts are being reviewed. The option for four bunkering tankers to be built by Qingdao Hyundai is exercisable prior to the delivery of the first Qingdao Hyundai newbuilding vessel, which is expected to occur in November 2007.

        Hull Number       Hull Type      Expected Delivery     Dwt      Shipyard
        -----------       ---------      -----------------     ---      --------
Bunkering Tankers Under Contracts:
     DN-3500-1             Double Hull     Q2 2007             3,800    Fujian
     DN-3500-2             Double Hull     Q3 2007             3,800    Fujian
     DN-3500-3             Double Hull     Q3 2007             3,800    Fujian
     DN-3500-4             Double Hull     Q4 2007             3,800    Fujian
     DN-3500-5             Double Hull     Q4 2007             3,800    Fujian
     DN-3500-6             Double Hull     Q1 2008             3,800    Fujian
     DN-3500-7             Double Hull     Q2 2008             3,800    Fujian
     DN-3500-8             Double Hull     Q2 2008             3,800    Fujian
     DN-3500-9             Double Hull     Q3 2008             3,800    Fujian
     DN-3500-10            Double Hull     Q3 2008             3,800    Fujian
     QHS 207               Double Hull     Q4 2008             5,500    Hyundai
     QHS 208               Double Hull     Q1 2009             5,500    Hyundai
     QHS 209               Double Hull     Q1 2009             5,500    Hyundai
     QHS 210               Double Hull     Q1 2009             5,500    Hyundai
     QHS 215               Double Hull     Q2 2009             5,500    Hyundai
     QHS 216               Double Hull     Q3 2009             5,500    Hyundai
     QHS 217               Double Hull     Q3 2009             5,500    Hyundai
     QHS 220               Double Hull     Q4 2007             5,500    Hyundai
     QHS 221               Double Hull     Q2 2008             5,500    Hyundai
     QHS 222               Double Hull     Q3 2009             5,500    Hyundai
     QHS 223               Double Hull     Q3 2009             5,500    Hyundai
     QHS 224               Double Hull     Q4 2009             5,500    Hyundai
Bunkering Tankers Under Option:
     N/A                   Double Hull     Q4 2008             3,800    Fujian
     N/A                   Double Hull     Q1 2009             3,800    Fujian
     N/A                   Double Hull     Q2 2009             3,800    Fujian
     N/A                   Double Hull     Q3 2009             3,800    Fujian
     N/A                   Double Hull     Q3 2009             3,800    Fujian
     N/A                   Double Hull     Q4 2009             5,500    Hyundai
     N/A                   Double Hull     Q4 2009             5,500    Hyundai
     N/A                   Double Hull     Q1 2010             5,500    Hyundai
     N/A                   Double Hull     Q1 2010             5,500    Hyundai

The following table presents certain information concerning our two specialty tankers under the newbuilding contracts and the option to purchase, or to have built, two specialty tankers exercisable on or before the launching of the first of two specialty tankers and on the delivery date of the first of two specialty tankers under contract for two additional specialty tankers.

        Hull Number       Hull Type       Expected Delivery          Dwt
        -----------       ---------       -----------------          ---
Specialty Tankers Under Contracts:
     N 222000             Double Hull          Q3 2007              2,400
     N 2230007            Double Hull          Q4 2007              2,400
Specialty Tankers Under Option:
     N/A                  Double Hull          Q2 2008              2,400
     N/A                  Double Hull          Q3 2008              2,400
     N/A                  Double Hull          Q4 2008              2,400
     N/A                  Double Hull          Q1 2009              2,400



ITEM 4A.   UNRESOLVED STAFF COMMENTS

None

ITEM 5.    FINANCIAL REVIEW AND PROSPECTS

The following management's discussion and analysis of the results of our operations and our financial condition should be read in conjunction with the financial statements and the notes to those statements included elsewhere in this report. This discussion includes forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, such as those set forth in the "Risk Factors" section and elsewhere in this report.

A.   Operating Results

General

We are a marine fuel logistics company that physically supplies and markets refined marine fuel and lubricants to ships in port and at sea. As a physical supplier, we purchase marine fuel from refineries, major oil producers and other sources and resell and deliver these fuels using our bunkering tankers to a broad base of end users.

We sell marine petroleum products to customers primarily at a margin over PLATTS prices (benchmark market prices). PLATTS prices are quoted daily by region and by terms of delivery. We have not had a significant number of long-term written agreements with customers. Under a typical sales contract, a customer requests that we quote a fixed price per metric ton for the sale and delivery of a specified volume and classification of marine fuel on a given date. The customer requests a quotation several days prior to the delivery date. We, generally, do not quote prices for periods in excess of one week. Once an agreement has been made with a customer, we are deemed to be bound to deliver the specified quantity and classification of marine fuel at the quoted fixed price on the specified delivery date to an identified vessel at a named location. We remain responsible for securing the supply of marine fuel from the supplier and for delivering the marine fuel to the customer's vessel.

We purchase marine petroleum products from reputable suppliers under either long-term supply contracts or on the spot markets at a margin over PLATTS prices. Except for our service center in Gibraltar, we generally take deliveries of the products on the day of, or few days prior to, the delivery of the products to the customer's vessel. In Gibraltar, utilizing our storage facility, we generally take deliveries of the products generally more than one but less than two weeks prior to delivery of the products to our customers. The cost of our marine fuel purchases is generally fixed at the date of loading from the supplier's premises. Generally, under our long-term supply contracts, the supplier undertakes to supply us with a minimum quantity of marine fuel per month subject to a maximum. Price calculations vary from supplier to supplier in terms of the supplier's margins, the referenced PLATTS prices and the calculation of the average PLATTS price. Depending on the agreement with each supplier, the referenced PLATTS price could be the spot price or an average price over a specified period.

We deliver marine petroleum products to our customers mainly through our bunkering tankers. We are responsible for paying our tankers' operating expenses, including the cost of crewing, insuring, repairing and maintaining the vessel, spares and consumable stores, tonnage taxes and other vessel-related expenses. Our bunkering tankers are not used for the transportation of petroleum products across oceans. Accordingly, a significant portion of our vessel operating expenses are fixed or semi-variable (e.g., a bunkering tanker's insurance costs, crew wages and certain other costs are incurred irrespective of the number of sales deliveries it makes during a period) and, as a group, represent the most significant operating expense for us other than the cost of marine petroleum products sold.

We incur overhead costs to support our operations. In general, the logistics of purchasing, selling and delivering marine fuel to customers are managed and coordinated by employees at our marketing and operating office in Greece, employees at our local service centers and the crew of our bunkering tankers.

Factors Affecting Our Results of Operations

We believe that the important measures for analyzing trends in our results of operations consist of the following:

o Sales volume of marine fuel. We define the sales volume of marine fuel as the volume of sales of various classifications of marine fuel oil, or MFO, marine diesel oil, or MDO, and marine gas oil, or MGO, for the relevant period, measured in metric tons. The sales volume of marine fuel is an indicator of the size of our operations as it affects both the sales and the cost of marine petroleum products recorded during a given period. Sales volume of marine fuel does not include the sales volume of lubricants due to insignificant volumes for all periods presented.

o Gross spread on marine petroleum products and gross spread per metric ton of marine fuel sold. Gross spread on marine petroleum products represents the margin that we generate on sales of marine fuel and lubricants. We calculate gross spread on marine petroleum products by subtracting from sales of marine petroleum products the cost of marine petroleum products sold, i.e., the amount we pay our suppliers for those products. For arrangements in which we physically supply marine petroleum products using our bunkering tankers, costs of marine petroleum products sold represents amounts paid by us for marine petroleum products sold in the relevant reporting period. For arrangements in which marine petroleum products are purchased from our related company, Aegean Oil, cost of marine petroleum products sold represents the total amount paid by us to the physical supplier for marine petroleum products and their delivery to our customers.

Gross spread per metric ton of marine fuel sold represents the margins we generate per metric ton of marine fuel sold. We calculate gross spread per metric ton of marine fuel sold by dividing the gross spread on marine fuel by the sales volume of marine fuel. Marine fuel sales do not include sales of lubricants. The following table reflects the calculation of gross spread per metric ton of marine fuel sold for the periods presented:

                                                                                            For the Year Ended
                                                                                               December 31,
                                                                             -------------------------------------------
                                                                                 2004           2005           2006
                                                                             ------------- --------------- -------------
                                                                               (in thousands of U.S. dollars, unless
                                                                                         otherwise stated)
     Gross spread on marine petroleum products                                     24,997         40,804        62,020
        Less: Sales of lubricants                                                 (3,471)        (3,824)       (6,628)
        Add: Cost of lubricants sold                                                3,097          3,560         6,173
                                                                             ------------- --------------  -------------
     Gross spread on marine fuel                                                   24,623         40,540        61,565
                                                                             ============= ==============  =============

     Sales volume of marine fuel (metric tons)                                  1,169,430      1,746,377     2,367,289

     Gross spread per metric ton of marine fuel sold (U.S. dollars)                  21.1           23.2          26.0
                                                                             ============= ==============  =============

     The following table reconciles our gross spread on marine petroleum products sold to the most directly comparable GAAP measure, operating income, for all periods presented:

                                                                                         For the Year Ended
                                                                                            December 31,
                                                                             ----------------------------- -------------
                                                                                 2004           2005           2006
                                                                             ------------- --------------- -------------
                                                                                  (in thousands of U.S. dollars)
     Gross spread on marine petroleum products                                     24,997         40,804        62,020
       Add: Voyage revenues                                                        14,983         10,450        11,639
       Add: Other revenues                                                            593          1,275         1,516
       Less: Salaries, wages and related costs                                    (5,052)        (8,958)      (12,871)
       Less: Vessel hire charges                                                  (2,436)          (518)             -
       Less: Depreciation                                                         (1,546)        (2,226)       (4,240)
       Less: Amortization of drydocking costs                                       (386)          (636)       (1,684)
       Less: Management fees                                                        (183)          (182)         (223)
       Less: Other operating expenses                                            (12,348)       (16,629)      (25,697)
                                                                             ------------- --------------  -------------
     Operating income                                                              18,622         23,380        30,460
                                                                             ============= ==============  =============

     The amount that we have to pay for marine petroleum products to fulfill a customer order has been the primary variable in determining the prices quoted to customers. Therefore, we evaluate gross spread per metric ton of marine fuel sold and gross spread on marine petroleum products in pricing individual transactions and in long-term strategic pricing decisions. We actively monitor our pricing and sourcing strategies in order to optimize our gross spread on marine petroleum products. We believe that this measure is important to investors because it is an effective intermediate performance measure of the strength of our operations.

     Gross spread on marine petroleum products and gross spread per metric ton of marine fuel sold should not be considered as alternatives to operating income, net income or other GAAP measures and may not be comparable to similarly titled measures of other companies. Gross spread on marine petroleum products and gross spread per metric ton of marine fuel sold do not reflect certain direct and indirect costs of delivering marine petroleum products to our customers (such as crew salaries or vessel depreciation) or other costs of doing business.

o Number of service centers. Our service centers include our physical supply operations in the United Arab Emirates, Gibraltar, Jamaica and Singapore, as well as in Greece, where we conduct operations through our related company, Aegean Oil. The number of service centers that we maintain is an indicator of the geographical distribution of our operations and affects both the amount of revenues and expenses that we record during a given period. We commenced physical supply operations in Singapore on June 2, 2006.

o Average number of bunkering tankers. We define our average number of bunkering tankers as the number of bunkering tankers in our fleet for the relevant period, as measured by the sum of the number of days each bunkering tanker was used as a part of our fleet during the period divided by the cumulative number of calendar days in the period multiplied by the number of bunkering tankers at the end of the period. The average number of bunkering tankers is an indicator of the size of our fleet and operations and affects both the amount of revenues and expenses that we record during a given period.

The following table reflects our sales volume of marine fuel, gross spread on marine petroleum products, gross spread per metric ton of marine fuel sold, number of service centers and average number of bunkering tankers for the periods indicated.

                                                                             Year Ended December 31,
                                                                 --------------------------------  ---------------
                                                                     2004             2005              2006
                                                                 --------------  ----------------  ---------------
                                                                  (in thousands of U.S. dollars unless otherwise
                                                                                     stated)

     Sales volume of marine fuel (metric tons)                    1,169,430      1,746,377        2,367,289
     Gross spread on marine petroleum products                       24,997         40,804           62,020
     Gross spread per metric ton of marine fuel sold (U.S.
     dollars)                                                          21.1           23.2             26.0
     Number of service centers, end of period                           3.0            4.0              5.0
     Average number of bunkering tankers                                6.8            9.0             11.1

Sales of Marine Petroleum Products and Gross Spread on Marine Petroleum Products Our sales of marine petroleum products and gross spread on marine petroleum products consist of the sales revenue and gross spread that we generate on sales of marine fuel and lubricants.

Our sales of marine petroleum products are driven primarily by the number of our service centers, the number of bunkering tankers in our fleet, our sales prices and our credit terms and credit control process. The cost of marine petroleum products sold is driven primarily by availability of marine petroleum products, our purchasing methods, supplier cost prices and credit terms and our internal quality control processes. These drivers, in turn, are affected by a number of factors, including:

o    our entrance into new markets;

o    our purchasing methods of marine petroleum products;

o    our marketing strategy;

o    our vessel acquisitions and disposals;

o    PLATTS prices;

o conditions in the international shipping and the marine fuel supply industries;

o    regulation of the marine fuel supply industry;

o    regulation of the tanker industry;

o    levels of supply of and demand for marine petroleum products;

o    levels of competition; and

o    other factors affecting our industry.

The following table reflects our growth in sales of marine petroleum products in each of our service centers for the periods indicated. The sales of marine petroleum products attributed to each service center are based on the point-of-delivery geographical location of the customer vessels.

                                       Year Ended December 31,
                              ----------------------------  -------------
                                 2004           2005            2006
                              ------------- --------------  -------------

                                   (in thousands of U.S. dollars)

Greece (1)                          97,204        125,540        167,061
Gibraltar (1)                       74,657        152,372        240,412
United Arab Emirates (1)            64,828        130,459        180,453
Jamaica (1)(2)                         --          77,385        147,211
Singapore (1)(3)                       --             --          39,496
Other sales (4)                     10,747         19,849         16,024
                              ------------- --------------  ------------
Total                              247,436        505,605        790,657
                              ============= ==============  ============

---------------

(1)  Excludes sales of lubricants which are included in other sales.
(2)  we commenced physical supply operations in Jamaica on March 1, 2005.
(3)  We commenced physical supply operations in Singapore on June 2, 2006.
(4) Includes sales of marine fuel not attributed to any of our service centers and sales of lubricants worldwide.

We sell and deliver marine petroleum products to a broad and diversified customer base, including international commercial shipping companies, governments, and marine fuel traders and brokers. During the year ended December 2004, none of our customers, except for the United States Navy, accounted for more than 10% of our total revenues. Our sales of marine petroleum products to the United States Navy amounted to $64.2 million for the year ended December 31, 2004, or 24.4% of our total revenues. For the years ended December 31, 2005 and 2006, none of our customers accounted for more than 10% of our total revenues. We do not expect our sales to the United States Navy in Greece to significantly increase in the short-term. However, we intend to market to the United States Navy our ability to supply marine petroleum products outside of Greece as we open new service centers around the world.

The commercial shipping industry generally purchases marine fuel on a spot basis and historically we have not had any long-term sales volume contracts with customers. As we expand our global network and increase our geographical coverage, we expect more of our customers to enter into long-term sales volume contracts.

In addition to our physical supply operations, from time to time we conduct limited marine fuel trading activities, generally in locations where we do not have service centers. This business involves activities whereby we contract with third-party physical suppliers to sell us marine fuel and to deliver the marine fuel to a customer in the relevant port. Accordingly, our trading activities do not involve our physical possession of marine fuel and require less complex logistical operations, and infrastructure. As such, we typically earn a significantly lower gross spread from our trading activities than from our physical supply activities.

We purchase and take delivery of marine petroleum products from various suppliers under long-term volume contracts or on the spot market. Long-term supply contracts from third parties allow us to minimize our exposure to supply shortages. In general, at each of our service centers except for Gibraltar, we purchase from local supply sources.

Our cost of marine petroleum products includes purchases from related companies. In Greece, we purchase marine petroleum products from our related company, Aegean Oil, under a ten-year supply contract, which charges us its actual cost of the marine petroleum products plus a margin. We believe the amounts we paid to our related company are comparable to amounts that we would have negotiated in arm's-length transactions with unaffiliated third parties. For further discussion of our marine petroleum products purchases from related companies, please refer to the section of this report entitled "Major Shareholders and Related Party Transactions."

The following table reflects our cost of marine petroleum products sold incurred from third-party suppliers and from our related company suppliers for the periods indicated.

                                       Year Ended December 31,
                             -----------------------------  -------------
                                 2004           2005            2006
                             -------------- --------------  -------------
                                   (in thousands of U.S. dollars)

Third-party suppliers              165,991        360,223        573,615
Related company suppliers           56,448        104,578        155,022
                             -------------- --------------  -------------
Total                              222,439        464,801       728,637
                             ============== ==============  =============

We seek to increase our sales of marine petroleum products and our gross spread on marine petroleum products, on an integrated basis, through expansion into new markets, acquisitions of double hull bunkering tankers and the diversification and further optimization of purchasing methods. Our gross spread on marine petroleum products differs for each of our service centers, reflecting the different competitive conditions that exist in the markets served by them. Factors affecting competitive conditions in a market that we service include customer demand, availability of supplies and the strength and number of competitors that operate in the market. We believe that for any new service centers that we may establish, gross spread on marine petroleum products may be lower than for our existing service centers. We also believe that the competitive conditions in the markets served by our existing service centers may generally be more favorable to us than those in other markets that we may consider for future expansion.

Voyage Revenues

Our voyage revenues are primarily derived from time and voyage charters of our only non-bunkering tanker, the Aegean Hellas, which is a single hull Aframax tanker with a cargo-carrying capacity of approximately 92,000 dwt. We purchased this tanker with the initial intention of strategically positioning it as a floating storage facility at one of the ports that we serve. As of December 31, 2006, we were deploying this vessel for hire in the international spot market. Voyage revenues of the Aegean Hellas were driven primarily by the number of operating days and the amount of daily charter hire rates, which, in turn, were affected by a number of factors, including the duration of the charter, the age, condition and specification of the vessel and the levels of supply and demand in the tanker shipping industry.

In February 2007, we entered into an agreement to sell the Aegean Hellas to an unrelated third party. Accordingly, our voyage revenues will terminate once the vessel is delivered to the buyer.

We have entered into newbuilding contracts for the construction of two new double hull petroleum products tankers with roll-on roll-off facilities and refueling capabilities for fuel trucks, which we call specialty tankers, and we have options to build four additional specialty tankers. We currently plan to exercise these options. We currently intend to position these tankers in Greek waters and we expect to deploy them primarily under contracts of affreightment with operators of gasoline station networks in the Greek Islands, including major oil producers, state-owned refineries and independent physical suppliers of gasoline and related products. We expect that voyage revenues will increase once the first specialty tanker is delivered to us and placed into service.

Salaries, Wages and Related Costs

We employ salaried employees at our office in Greece and at each of our service centers. Furthermore, we employ crews for our bunkering tankers under short-term contracts. The majority of our salaries, wages and related costs are for our salaried employees and vessel crews. Costs relating to our salaried employees are mainly incurred at our office in Greece where most of our sales and marketing, operations, technical, accounting and finance departments are located. We maintain a minimal number of salaried employees at our service centers in Gibraltar, the United Arab Emirates, Jamaica and Singapore. At our service centers, we typically employ a local operations manager and staff to support the logistical aspects of our operations.

The following table reflects salaries, wages and costs related to our crews and salaried employees.

                                           Year Ended December 31,
                                 -----------------------------  -------------
                                     2004           2005            2006
                                 -------------- --------------  -------------
                                       (in thousands of U.S. dollars)

Shipboard personnel                      3,611          5,962          8,319
Shoreside personnel                      1,441          2,996          4,552
                                 -------------- --------------  -------------
Total                                    5,052          8,958        12,871
                                 ============== ==============  =============


Our salaries, wages and related costs have grown over the past several years mainly due to the increase in crew wages as we have added bunkering tankers to our fleet. We expect that the amount of salaries, wages and related costs will continue to increase as a result of our further expansion into new markets and acquisitions of additional double hull bunkering tankers and floating storage facilities.

Vessel Hire Charges

From time to time we have chartered in bunkering tankers from related vessel-owning companies in order to meet the increased levels of demand for our services at a time when our own vessels were operating at full capacity, or for special situations. We believe that the amounts paid to our related vessel-owning companies are comparable to amounts that we would have negotiated in arm's-length transactions with unaffiliated third parties. For further discussion please refer to the section of this report entitled "Major Shareholders and Related Party Transactions."

Our vessel hire charges have decreased over the past several years mainly due to the increase in the average number of bunkering tankers that we own, and due to the decrease in the number of Greek-flagged vessels that we were required to charter to supply the United States Navy.

Depreciation

The cost of our vessels is depreciated on a straight-line basis over the expected useful life of each vessel. We expect that these charges will continue to increase primarily as a result of our planned acquisitions of additional bunkering tankers.

Other Operating Expenses

Other operating expenses primarily include the voyage costs of our Aframax tanker and the operating expenses of all our vessels, including the cost of insurance, expenses relating to repairs and maintenance (which does not include amortization of drydocking costs), the cost of spares and consumable stores, consumption of marine petroleum products and other miscellaneous expenses. Our vessel operating expenses, which generally represent fixed costs, have historically increased as a result of the enlargement of our fleet. We expect these expenses to increase further as a result of our acquisition of additional bunkering tankers.

Other operating expenses also include expenses relating to rent, communal charges, advertising, public relations and auditing and legal fees. We expect these expenses to increase further as we enter new markets and as a result of our transformation from a privately-held business to a publicly-traded company.

Finally, other operating expenses include a provision for doubtful accounts. We believe that our provision for doubtful accounts has been relatively low in the past several years due to our effective credit control process. As we expand our operations across the globe, we expect our provision for doubtful accounts to increase concurrently with our revenues.

We expect that in the future other operating expenses will include amounts relating to the storage of marine petroleum products resulting from acquisitions and use of floating storage facilities such as our Panamax tanker, the Fos. We believe that the ownership of floating storage facilities will allow us to mitigate the risk of supply shortages. Generally, the costs of storage have been included in the price per metric ton quoted by local suppliers of refined marine fuel. Accordingly, we expect that the ownership of floating storage facilities will allow us to convert the variable costs of this storage fee markup per metric ton quoted by suppliers into fixed costs of operating our storage facilities, allowing us to spread larger sales volumes over a fixed cost base and to decrease our refined marine fuel costs.

Interest and Finance Costs

We have historically incurred interest expense and financing costs in connection with long-term debt to partially finance the acquisitions of our vessels and in connection with short-term bank borrowings obtained for working capital purposes. In connection with our initial public offering, we repaid and terminated a portion of our outstanding indebtedness. However, we expect to incur interest expense and financing costs under our (i) existing credit facilities to finance the construction of 22 of our new bunkering tankers, (ii) existing credit facilities to finance the construction of our two new specialty tankers, and (iii) our senior secured credit facility. We intend to limit the amount of these expenses and costs by repaying our outstanding indebtedness from time to time from our cash flows from operations. Furthermore, if we decide to purchase other vessels or pursue other projects in the future, we may consider strategic debt or equity financing options at that time.

We believe that a majority of the interest and financing costs we expect to pay in the short-term will be in connection with our credit facilities to finance vessel construction. Accordingly, we expect that these amounts will be capitalized as part of the acquisition costs of our vessels and not be incurred as interest expense in our statements of operations.

Income Taxes

Our principal operating subsidiary, AMP, is incorporated in the Republic of Liberia. Under regulations promulgated by the Liberian Ministry of Finance, because AMP is considered a non-resident domestic corporation, it is not required to pay any tax or file any report or return with the Republic of Liberia in respect of income derived from its operations outside of the Republic of Liberia. The Liberian Ministry of Justice has issued an opinion that these regulations are valid. If AMP were subject to Liberian tax, it would be subject to tax at a rate of 35% on its worldwide income, and dividends it pays to us would be subject to a withholding tax at rates ranging from 15% to 20%.

AMP has established an office in Greece which provides services to AMP and AMP's office in Cyprus. Under the laws of Greece, and in particular under Greek Law 3427/2005 which amended, replaced and supplemented provisions of Law 89/1967, which expired on December 31, 2005, the income of AMP's Greek office is calculated on a cost plus basis on expenses incurred by that office. The Greek Ministry of Economy and Finance has determined that the profit margin applicable to AMP is 5%. This determination is subject to periodic review. AMP's income, as calculated by applying the 5% profit margin, is subject to Greek corporate income tax at the rate of 29% for fiscal year 2006 and 25% for fiscal years after 2006. All expenses to which the profit percentage applies are deducted from gross income for Greek corporate income tax purposes. Accordingly, under Greek Law 3427/2005, as currently applied to us, we expect that AMP will continue to have no liability for any material amount of Greek income tax.

Under the laws of the countries of incorporation of our vessel-owning subsidiaries and our subsidiaries that operate service centers and the laws of the countries of our vessels' registration, our vessel-owning companies are generally not subject to tax on our income that is characterized as shipping income.

In the past, our corporate income tax exposure mainly related to our subsidiary Aegean Bunkering (Gibraltar) Ltd., in Gibraltar. In the future, we anticipate that our corporate income tax exposure may also relate to our subsidiaries incorporated in the jurisdictions where our service centers and administrative and marketing offices are located.

Our business is affected by taxes imposed on the purchase and sale of marine petroleum products in various jurisdictions in which we operate from time to time. These taxes include sales, excise, goods and services taxes, value-added taxes, and other taxes. We do not pay a material amount of tax in any jurisdiction in which we operate.


Results of Operations

Year ended December 31, 2006 compared to the year ended December 31, 2005

Sales of Marine Petroleum Products. Sales of marine petroleum products increased by $285.1 million, or 56.4%, to $790.7 million for the year ended December 31, 2006, compared to $505.6 million for the year ended December 31, 2005. Of the total increase in sales of marine petroleum products, $205.6 million was attributable to an increase in sales volume of marine fuel (using average prices for the year ended December 31, 2006), $76.7 million was attributable to a 15.3% increase in the average price of marine fuel (using sales volumes for the year ended December 31, 2005), and $2.8 million was attributable to an increase in the sales of lubricants. Sales volume of marine fuel increased by 620,912 metric tons, or 35.6%, to 2,367,289 metric tons for the year ended December 31, 2006, compared to 1,746,377 metric tons for the year ended December 31, 2005 due to additional volume of sales of marine fuel in Greece, Gibraltar, the United Arab Emirates and Jamaica and due to sales of marine fuel in our service center in Singapore, which commenced physical supply operations on June 2, 2006. Our increased volume of sales in our service centers is mainly attributable to improved market conditions. The increase in the average price of marine fuel is primarily due to the increase in worldwide oil and gas prices.

Gross Spread on Marine Petroleum Products. Gross spread on marine petroleum products increased by $21.2 million, or 52.0%, to $62.0 million for the year ended December 31, 2006, compared to $40.8 million for the year ended December 31, 2005. The increase in our gross spread on marine petroleum products mainly resulted from the increased sales volume of marine fuel and from the increased gross spread per metric ton of marine fuel sold on such volumes. Our gross spread per metric ton of marine fuel sold during the year ended December 31, 2006 increased 12.1% to $26.0 from $23.2 during the year ended December 31, 2005. The increase in our gross spread per metric ton of marine fuel sold resulted from improved market conditions in our combined port portfolio. Furthermore, the increase in our gross spread per metric ton of marine fuel sold is also due to our increased sales volumes in locations where we generally obtain higher margins such as our service centers in Jamaica and Gibraltar. Finally, the increase of 12.1% in our gross spread per metric ton of marine fuel sold was slightly lower than the increase of 15.3% in the average price of marine fuel; gross spreads per metric ton do not generally increase or decrease proportionately with the price of marine fuel. Accordingly, gross spread on marine petroleum products, as a percentage of total revenues, decreased from 7.9% for the year ended December 31, 2005 to 7.7% for the year ended December 31, 2006. Gross spread on marine petroleum products and gross spread per metric ton of marine fuel sold are non-GAAP measures and should not be considered as alternatives to operating income, net income or other GAAP measures and may not be comparable to similarly titled measures of other companies. Please refer to section entitled "Factors Affecting Our Results of Operations" for a reconciliation of gross spread on marine petroleum products to the most directly comparable GAAP measure.

Voyage Revenues. Voyage revenues increased by $1.1 million, or 10.5%, to $11.6 million for the year ended December 31, 2006, compared to $10.5 million for the year ended December 31, 2005. This increase was mainly attributable to an increase in the average daily charter hire rates of our Aframax tanker during 2006. Furthermore, the increase in voyage revenues was constrained by off-hire time of approximately two months in 2006 when our Aframax tanker was drydocked.

Salaries, Wages and Related Costs. Salaries, wages and related costs increased by $3.9 million, or 43.3%, to $12.9 million for the year ended December 31, 2006, compared to $9.0 million for the year ended December 31, 2005. This increase is mainly due to increased crew costs. The average number of bunkering tankers increased by 23.3%, to 11.1 for the year ended December 31, 2006, compared to 9.0 for the year ended December 31, 2005. Furthermore, increased crew costs included salaries of our crew on the floating storage facility, Fos, which was acquired during 2006, and salaries of our crew on the bunkering tanker, Aegean Flower, which was not operational during the first quarter of 2005 due to an engine breakdown. The increase in salaries, wages and related costs is also attributable to additional salaried employees hired at our Greek office, including sales and marketing and operations personnel to manage our expanded network and accounting and finance staff employed in anticipation of our reporting requirements as a public company.

Vessel Hire Charges. We did not incur any vessel hire charges during the year ended December 31, 2006 due to the reduction of sales of marine petroleum products to the United States Navy. The reduction of sales to the United States Navy was due to decreased naval activity in Greece in 2006. During the year ended December 31, 2005, we incurred vessel hire charges of $0.5 million to service the United States Navy vessels at Souda Bay in Crete, Greece, where we are required to deliver marine petroleum products using Greek-owned vessels which we do not own but hire from a related company.

Depreciation. Depreciation increased by $2.0 million, or 90.9%, to $4.2 million for the year ended December 31, 2006, compared to $2.2 million for the year ended December 31, 2005. This increase exceeded the 23.3% increase in the average number of bunkering tankers due to the higher age and acquisition costs of the three double hull bunkering tankers, Aegean Pride I, Aegean XI and Aegean Force, acquired on December 20, 2005, May 3, 2006 and July 25, 2006, than the average age and acquisition costs of our then-existing fleet.

Other Operating Expenses. Other operating expenses increased by $9.1 million, or 54.8%, to $25.7 million for the year ended December 31, 2006, compared to $16.6 million for the year ended December 31, 2005. Of the total increase in other operating expenses, $2.0 million was attributable to the increase in the vessel operating costs of our bunkering tankers, which include insurance policies, repairs and maintenance, spares and consumable stores and consumption of marine petroleum products. A further $1.7 million of the total increase was attributable to an increase in voyage and operating costs of our Aframax tanker. Furthermore, $3.4 million of the total increase was due to our lease of shoreside storage space in Gibraltar as well as to the operating costs of our floating storage facility, the Fos, in Gibraltar. These costs were non-existent in 2005 because we were purchasing marine fuel exclusively from FAMM under a long-term supply contract. Finally, $2.0 million of the total increase was attributable to the increase in other expenses, mainly general and administrative expenses of our Greek office and service centers including costs relating to the establishment of our service center in Singapore.

Write-off of Deferred IPO Costs. On November 17, 2005, we filed a registration statement on Form F-1 in connection with an initial public offering of 10,000,000 shares of our common stock. In early 2006, we postponed further activities in connection with our initial public offering. Accordingly, during the year ended December 31, 2006, we wrote off $1.6 million, representing all deferred costs incurred in connection with the offering.

Interest and Finance Costs. Interest and finance costs increased by $2.9 million to $5.2 million for the year ended December 31, 2006, compared to $2.3 million for the year ended December 31, 2005. The increase in interest and finance costs was mainly attributable to an increase in our total debt outstanding during 2006, mainly resulting from loan agreements signed during the latter half of 2005 all the way up to the date of our initial public offering, December 8, 2006.

Year ended December 31, 2005 compared to the year ended December 31, 2004

Sales of Marine Petroleum Products. Sales of marine petroleum products increased by $258.2 million, or 104.4%, to $505.6 million for the year ended December 31, 2005, compared to $247.4 million for the year ended December 31, 2004. Of the total increase in sales of marine petroleum products, $165.8 million was attributable to an increase in sales volume of marine fuel (using average prices for the year ended December 31, 2005), $92.0 million was attributable to a 37.7% increase in the average price of marine fuel (using sales volumes for the year ended December 31, 2004), and $0.4 million was attributable to an increase in the sales of lubricants. Sales volume of marine fuel increased by 576,947 metric tons, or 49.3%, to 1,746,377 metric tons for the year ended December 31, 2005, compared to 1,169,430 metric tons for the year ended December 31, 2004 due to additional volume of sales of marine fuel in Gibraltar, the United Arab Emirates and due to sales of marine fuel in our service center in Jamaica, which commenced physical supply operations on March 1, 2005. Total sales volumes in Greece increased slightly by 4.1% to 424,119 metric tons for the year ended December 31, 2005 as compared to 407,430 metric tons for the year ended December 31, 2004 but were impacted by an 80.0% reduction of sales to the United States Navy. Nevertheless, sales volumes in Greece excluding sales to the United States Navy increased by 115.5% to 377,679 metric tons for the year ended December 31, 2005 as compared to 175,281 metric tons for the year ended December 31, 2004. The reduction of sales to the United States Navy was due to decreased United States Navy activity in Crete in 2005. Our increased volume of sales in Gibraltar, the United Arab Emirates and Greece (excluding sales to the United States Navy) is mainly attributable to improved market conditions. The increase in the average price of marine fuel is primarily due to the increase in worldwide oil and gas prices.

Gross Spread on Marine Petroleum Products. Gross spread on marine petroleum products increased by $15.8 million, or 63.2%, to $40.8 million for the year ended December 31, 2005, compared to $25.0 million for the year ended December 31, 2004. The increase in our gross spread on marine petroleum products mainly resulted from the increased sales volume of marine fuel and from the increased gross spread per metric ton of marine fuel sold on such volumes. Our gross spread per metric ton of marine fuel sold during the year ended December 31, 2005 increased 10.0% to $23.2 from $21.1 during the year ended December 31, 2004. The increase in our gross spread per metric ton of marine fuel sold resulted from the effective implementation of our pricing policies, marketing efforts and purchasing methods. We priced our products near or at spot prices which allowed us to increase our margins during a period in which spot prices rose. We believe that our marketing efforts increased customer demand and allowed us to achieve higher margin sales. We also purchased more products on favorable terms such as average cost pricing or discounted pricing. Macroeconomic factors, such as the increase in worldwide trade and the general increase in oil and gas prices, also contributed to the increase in our gross spread per metric ton. These factors were partially offset by a lower proportion of sales to the United States Navy, which have generally exhibited favorable margins, during the year ended December 31, 2005 compared with the year ended December 31, 2004. Finally, the increase of 10.0% in our gross spread per metric ton of marine fuel sold was lower than the increase of 37.7% in the average price of marine fuel. Accordingly, gross spread on marine petroleum products, as a percentage of total revenues, decreased from 9.5% for the year ended December 31, 2004 to 7.9% for the year ended December 31, 2005. Gross spread on marine petroleum products and gross spread per metric ton of marine fuel sold are non-GAAP measures and should not be considered as alternatives to operating income, net income or other GAAP measures and may not be comparable to similarly titled measures of other companies. Please refer to section entitled "Factors Affecting Our Results of Operations" for a reconciliation of gross spread on marine petroleum products to the most directly comparable GAAP measure.

Voyage Revenues. Voyage revenues decreased by $4.5 million, or 30.0%, to $10.5 million for the year ended December 31, 2005, compared to $15.0 million for the year ended December 31, 2004. The decrease was mainly attributable to a decrease in the daily charter hire rates of our Aframax tanker during 2005.

Salaries, Wages and Related Costs. Salaries, wages and related costs increased by $4.0 million, or 80.0%, to $9.0 million for the year ended December 31, 2005, compared to $5.0 million for the year ended December 31, 2004. This increase is mainly due to increased crew costs. The average number of bunkering tankers increased by 2.2, or 32.4%, to 9.0 for the year ended December 31, 2005, compared to 6.8 for the year ended December 31, 2004. Increased crew costs included salaries of our crew on the vessel Aegean Flower, which was not operational for a substantial part of 2004 due to an engine breakdown which occurred on July 12, 2004. Increased crew costs also included salaries of our crew on the vessels Aegean Tiffany and Aegean X during January and February 2005. These bunkering tankers commenced revenue-generating operations during March 2005, when they were deployed to our service center in Jamaica. Furthermore, the increase in salaries, wages and related costs is also attributable to salaried employees hired during the year ended December 31, 2005, including our Treasurer and Chief Financial Officer, who joined our Company on January 1, 2005, new employees hired at our service center in Jamaica and at our office in Singapore, as well as salary increases for our employees at our Greek office.

Vessel Hire Charges. Vessel hire charges decreased by $1.9 million, or 79.2%, to $0.5 million for the year ended December 31, 2005, compared to $2.4 million for the year ended December 31, 2004. This decrease is mainly attributable to the reduction of sales of marine petroleum products to the United States Navy vessels at Souda Bay in Crete, Greece, where we are required to deliver marine petroleum products using Greek-owned vessels which we do not own but hire from a related company.

Depreciation. Depreciation increased by $0.7 million, or 46.7%, to $2.2 million for the year ended December 31, 2005, compared to $1.5 million for the year ended December 31, 2004. This increase was due to the increase in the average number of bunkering tankers and the higher average value of those vessels.

Management Fees. Management fees amounted to $0.2 million for the years ended December 31, 2004 and 2005, and were incurred and paid to Aegean Shipping Management, the manager of our Aframax tanker.

Other Operating Expenses. Other operating expenses increased by $4.3 million, or 35.0%, to $16.6 million for the year ended December 31, 2005, compared to $12.3 million for the year ended December 31, 2004. Of the total increase in other operating expenses, $3.5 million was attributable to the increase of vessel operating costs of our bunkering tankers, which include insurance policies, repairs and maintenance, spares and consumable stores and consumption of marine petroleum products, and $2.5 million was attributable to the increase in other expenses, mainly relating to the overhead costs of our service centers including costs relating to the establishment of our service center in Jamaica and office in Singapore. The total increase in other operating expenses was offset by a $1.9 million decrease in voyage and operating costs relating to our Aframax tanker, because for a substantial part of the year ended December 31, 2005 the vessel was hired out under time charter agreements under which the charterer pays for voyage expenses. In the year ended December 31, 2004, our Aframax tanker was mainly hired under voyage charters under which the owner pays for the voyage expenses. We incurred vessel operating costs on the vessels Aegean Tiffany and Aegean X during January and February 2005. These bunkering tankers commenced revenue-generating operations during March 2005, when they were deployed to our service center in Jamaica.

Interest and Finance Costs. Interest and finance costs increased by $1.4 million to $2.3 million for the year ended December 31, 2005, compared to $0.9 million for the year ended December 31, 2004. The increase in interest and finance costs was mainly attributable to an increase in our total debt outstanding during 2005.

Inflation

Inflation has had only a moderate effect on our expenses given recent historical economic conditions. In the event that significant global inflationary pressures appear, these pressures would increase our operating costs.


B.   Liquidity and capital resources

Our treasury activities are controlled centrally by our treasury department, which is located at our offices in Greece. Our treasury department administers our working capital resources including our current accounts, time deposits, overdrafts and bank loans. Our liquidity objective is to maintain an optimum daily net cash position which takes into consideration immediate working capital and operational requirements, as well as short- to medium-term capital expenditure requirements, but which would not result in an unnecessary net cash surplus. In this way we seek to maximize available cash to reinvest in our business. Our policy is to minimize the use of time deposits, financial instruments or other forms of investments which we believe generate lower levels of return than the return on our invested capital.


Our cash is primarily denominated in U.S. dollars because our sales of marine petroleum products are fully denominated in U.S. dollars. Our service centers pay their operating expenses in various currencies--primarily the Euro, the UAE dirham, the Gibraltar pound, the Jamaican dollar and the Singapore dollar. Our treasury department transfers cash to our service centers monthly on an as-needed basis and accordingly, we maintain low levels of foreign currency at our service centers.

Under the laws of jurisdictions where our subsidiaries are located, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that materially affect the remittance of dividends, loans, interest or other payments. Most of our vessel-owning subsidiaries have long-term bank loans outstanding that were obtained to partially finance the acquisition cost of their vessels. Most of these vessel-owning companies are not permitted to pay any dividends without the lender's prior consent. However, these vessel-owning companies generally do not generate third-party revenues and do not possess material amounts of excess cash. Therefore, these restrictions on our vessel-owning companies' ability to pay dividends to us should not materially impact our ability to meet our cash obligations. Accordingly, there are no significant restrictions on our ability to access and mobilize our capital resources located around the world.

We have funded our business primarily through: (i) cash generated from operations, (ii) equity capital and short-term borrowings from our shareholders,
(iii) short-term borrowings, and (iv) long-term bank debt. We have revolving credit facilities that permit borrowings up to certain amounts for working capital purposes with sublimits for the issuance of standby letters of credit. Our available borrowings under these revolving credit facilities are reduced by the amount of outstanding letters of credit. Furthermore, we have long-term debt facilities with several banks in order to partially finance the acquisition costs of several of our vessels. The credit agreements for the long-term debt facilities are secured with first priority mortgages over certain of our vessels. As of December 31, 2006, we believe that we were in compliance in all material respects with all covenants of our credit facilities.

Credit Facilities

As of December 31, 2006, we had the following outstanding loans:

                                                                  Balance
                                                                (in millions
Loan                                            Date            of U.S. dollars)
----                                            ----            ----------------
Secured term loan facility with respect    February 10, 2006        4.2
  to five newbuildings
Secured syndicated term loan facility      October 26, 2005        13.5
  with respect to two newbuildings
Secured syndicated term loan facility       August 30, 2005         5.0
  with respect to five newbuildings
Secured syndicated term loan facility      October 30, 2006         7.0
  with respect to seven newbuildings
Secured term loan facility with respect    October 27, 2006         1.5
  to two newbuildings
Secured term loan facility with respect    October 25, 2006         2.4
  to three newbuildings                                            33.6
                                                                ==============

Senior secured credit facility. On December 19, 2006, we entered into our senior secured credit facility with an international commercial lender. Our senior secured credit facility is in an amount of up to $183.4 million, consisting of a guarantee and/or letter of credit line in an amount of up to $100.0 million; an overdraft facility in an amount of up to $50.0 million and a newbuilding facility to partially finance the acquisition of five of our new bunkering tankers in an amount of up to $33.4 million. Our senior secured credit facility is used for working capital and general corporate purposes and to partially finance the construction of our five new bunkering tankers from Qingdao Hyundai. Our senior secured credit facility has a term of two years and our newbuilding facility portion will have a term of 12 years from the delivery date of each vessel. The borrowings under our senior secured credit facility bear interest at a rate of LIBOR plus a margin.

Our senior secured credit facility is secured by:

o a first priority mortgage on our double hull tankers and an undertaking to provide a first priority mortgage on our single hull tankers at the lender's request;

o an assignment of all earnings, requisition compensation and insurance policies of our vessels;

o charge granted to the lender over our operating account and the accounts of our vessel-owning subsidiaries with the lender;

o    corporate guarantees of our vessel-owning subsidiaries;

o a first priority assignment of each newbuilding contract and the refund guarantee for each of the five new bunkering tankers from Qingdao Hyundai prior to its delivery;

o a corporate guarantee from AMP collateralized by assignment of trade receivables;

o additional free liquidity in the amount of $22.0 million to be held with the lender and reduced only for the purchase of up to three double hull tankers;

o the general assignment of our trade receivables to be paid into an operating account held with the lender; and

o at the lender's request, requiring our vessel-owning subsidiaries acting as additional guarantors to provide security in the form of corporate guarantees and undertakings to provide first priority mortgage, assignment of earnings, requisition compensation, insurance policies and, where applicable, newbuilding contracts.

Our credit facility contains certain covenants requiring us to, among other things:

o    maintain our listing at the New York Stock Exchange;

o obtain and maintain vessel insurance policies and additional perils pollution insurance policies for 100% of the market value of our vessels;

o ensure that our tankers are managed by Aegean Bunkering Services Inc., or ABS, and that there is no change in management without the lender's consent;

o    indemnify the lender against the consequences of a pollution incident;

o    maintain minimum security of 120% of the outstanding facility amount;

o have direct control of and own directly or indirectly 100% of capital stock of vessel-owning subsidiaries acting as guarantors;

o    ensure that Mr. Dimitris Melisanidis controls at least 35% of our shares;

o    inform the lender about any actual or proposed purchases;

o inform the lender about changes in our or our subsidiaries' business activities;

o provide the lender with financial statements on a quarterly and annual basis and such other information that the lender may reasonably request; and

o withhold any dividends if there is a breach of covenants or event of default under the credit facility.

The facility also contains customary financial covenants requiring us and our subsidiaries to, among other things, ensure that:

o    our book net worth shall not be less than $150.0 million;

o    our ratio of total liabilities to total assets shall not exceed
     0.65-to-one; and

o we maintain additional free liquidity of $25.0 million to be held with the lender, excluding additional free liquidity in the amount of $22.0 million, with average minimum daily free liquidity of $10.0 million.

As of December 31, 2006, we had no amounts outstanding under this facility.

Letter of credit and revolving credit facility with respect to bunker supply. On September 24, 2004, as amended, AMP entered into a one-year, renewable, $50.0 million revolving credit and letter of credit issuance and refinancing facility with an international commercial bank for the purpose of purchasing and transporting fuel cargoes and payment of other expenses incidental to the supply of bunkers and lubricants. The facility bears interest at LIBOR plus 1.75%. All drawings under the facility are collateralized by a pledge on qualifying receivables of AMP, as defined in the agreement, as well as a pledge on the bank account where the qualifying receivables of AMP are to be paid. The facility is also secured by a personal guarantee of Mr. Melisanidis, for which he received no consideration.

The credit facility imposes certain operating and financial restrictions on AMP, including restrictions on:

o the disposition of assets (except in the ordinary course of business) in excess of certain amounts or any debt payable to it, on right to receive payment;

o    changes in the business and activities that are carried on; and

o the change in legal and beneficial ownership, or in the ultimate beneficial ownership of shares of AMP.

AMP's failure to comply with obligations under the credit agreement could result in an event of default. An event of default, if not cured or waived, would permit acceleration of any outstanding indebtedness under the credit agreement, and impair AMP's ability to receive advances and issue letters of credit. As of December 31, 2006, AMP had letters of credit in the aggregate amount of $19.9 million outstanding under this facility.

Secured term loan facility with respect to five newbuildings. On February 10, 2006, five of our vessel-owning subsidiaries, Amorgos Maritime Inc., Kimolos Maritime Inc., Milos Maritime Inc., Mykonos Maritime Inc. and Syros Maritime Inc., entered into a secured loan facility with an international commercial bank for an aggregate amount of $33.4 million to partially finance the construction costs of five double hull tankers, DN-3500-1, DN-3500-4, DN-3500-5, DN-3500-6 and DN-3500-7, respectively, with a cargo-carrying capacity of 3,800 dwt each. The loan bears interest at LIBOR plus 1.15% plus additional compliance costs. The loan is collateralized by a first priority mortgage over each of the vessels.

Upon the lender's demand, this facility may be collateralized by:

o    a second priority mortgage over one of our vessels, the Aegean Flower;

o a second priority undertaking and assignment to be executed by and ABS in favor of the lender; and

o a corporate guarantee by one of our vessel-owning subsidiaries, Pontos Navigation Inc.

The secured loan imposes certain operating and financial restrictions on the borrowers, including restrictions on:

o    payment of dividends and the distribution of assets;

o    incurrence of debt;

o the change in legal and/or ultimate beneficial ownership of shares of the five vessel-owning subsidiaries borrowing under this facility, Pontos Navigation Inc. and ABS;

o    merger and consolidation;

o    the acquisition of additional vessels; and

o    changes in the business activities that are carried on.

As of December 31, 2006, the balance on this facility was $4.2 million.

Secured syndicated term loan facility with respect to two newbuildings. On October 26, 2005, as amended, two of our vessel-owning subsidiaries, Ocean Dynamic Corp. and Sea Global S.A., as co-borrowers, jointly and severally, entered into a syndicated secured credit facility for an aggregate amount of Euro 13.3 million with an international commercial bank to finance the construction of two specialty tankers. The loan bears interest at the rate of LIBOR plus a margin of between 1.30% and 1.40%. Under the terms of the agreement, the borrowers may enter into interest rate swap agreements to hedge their exposure to interest rate risk.

The loan is collateralized by:

o    a first priority mortgage over each of the vessels;

o assignments of earnings, insurances and requisition compensation of each of the mortgaged vessels; and

o    corporate guarantee of ABS and our corporate guarantee.

Our corporate guarantee contains customary financial covenants requiring us to ensure that:

o    our book net worth shall not be less than $100.0 million;

o    our ratio of total liabilities to total assets shall not exceed
     0.65-to-one;

o our ratio of current assets to current liabilities shall not be less than 1.25-to-one; and

o our cash and cash equivalents exceed 50% of the debt service being due in the succeeding annual period.

Furthermore, under our corporate guarantee we are required to maintain the listing of our shares on the New York Stock Exchange and ensure that our current beneficial owners or their families control at least 35% of our shares and no other party holds a larger share.

The credit facility contains customary financial restrictions on the borrowers, including restrictions on:

o    the minimum value of the collateral;

o    incurrence of debt; and

o    payment of dividends.

The loan is repayable in 40 quarterly installments with a balloon payment at the end of the term in the amount of Euro 3.5 million. As of December 31, 2006, the balance on the loan was $13.5 million (Euro 10.3 million).

Secured letter of credit facility with respect to two newbuildings. Also on October 26, 2005, two of our vessel-owning subsidiaries, Ocean Dynamic Corp. and Sea Global S.A., as co-borrowers, jointly and severally, entered into a secured letter of credit facility for an aggregate amount of Euro 12.3 million with an international commercial bank for the issuance of standby letters of credit to the shipyard as a payment guarantee.

This facility is collateralized by:

o a first priority charge on an interest bearing cash collateral account of the borrowers; and

o    a corporate guarantee of AMP.

As of December 31, 2006, the balance on this letter of credit facility was $12.3 million (Euro 9.4 million).

Secured syndicated term loan facility with respect to five newbuildings. On August 30, 2005, as amended, five of our vessel-owning subsidiaries, Kithnos Maritime Inc., Naxos Maritime Inc., Paros Maritime Inc., Santorini Maritime Inc. and Serifos Maritime Inc., as co-borrowers, jointly and severally, entered into a syndicated secured credit facility for an aggregate amount of $35.5 million with an international commercial bank to finance the construction of five bunkering tankers. The loan bears interest at the rate of LIBOR plus a margin of between 1.30% and 1.40%. Under the terms of the agreement, the borrowers may enter into interest rate swap agreements to hedge their exposure to interest rate risk.

The loan is collateralized by:

o    a first priority mortgage over each of the vessels;

o assignments of earnings, insurances and requisition compensation of each of the mortgaged vessels; and

o    corporate guarantee of ABS and our corporate guarantee.

Our corporate guarantee contains customary financial covenants requiring us to ensure that:

o    our book net worth shall not be less than $100.0 million;

o    our ratio of total liabilities to total assets shall not exceed
     0.65-to-one;

o our ratio of current assets to current liabilities shall not be less than 1.25-to-one; and

o our cash and cash equivalents exceed 50% of the debt service being due in the succeeding annual period.

Furthermore, under our corporate guarantee we are required to maintain the listing of our shares on the New York Stock Exchange and ensure that our current beneficial owners or their families control at least 35% of our shares and no other party holds a larger share.

The credit facility contains customary financial restrictions on the borrowers, including restrictions on:

o    the minimum value of the collateral;

o    incurrence of debt; and

o    payment of dividends.

The loan is repayable in 40 quarterly installments with a balloon payment at the end of the term in the amount of $2.4 million. As of December 31, 2006, the balance on the loan was $5.0 million.

Secured syndicated term loan facility with respect to seven newbuildings. On October 30, 2006, seven of our vessel-owning subsidiaries, Kerkyra Marine S.A., Ithaki Marine S.A., Cephallonia Marine S.A., Paxoi Marine S.A., Zakynthos Marine S.A., Lefkas Marine S.A. and Kythira Marine S.A., as co-borrowers, jointly and severally entered into a syndicated secured credit facility for an aggregate amount of $64.75 million with an international commercial bank to finance the construction of seven double hull oil tankers, QHS 207, QHS 208, QHS 209, QHS 210, QHS 215, QHS 216, and QHS 217, respectively, with a cargo-carrying capacity of 5,500 dwt each. The loan bears interest at LIBOR plus 1.15% before delivery of each vessel and at LIBOR plus 1.05% after such vessel's delivery. Under the terms of the agreement, the borrowers may enter into interest rate swap agreements to hedge their exposure to interest rate risk.

The loan is collateralized by:

o a first priority mortgage over each of the vessels, in favor of the lenders;

o a corporate guarantee by the Company and Aegean Shipholdings Inc., as the holding company of the vessel-owning subsidiaries; and

o    a manager's undertaking from ABS, as the management company of the vessels.

The secured loan imposes certain operating and financial restrictions on the borrowers, including restrictions on:

o    the payment of dividends and the distribution of assets;

o    the incurrence of debt;

o    mergers and consolidations;

o    changes in the business activities that are carried on; and

o changes in legal and/or ultimate beneficial ownership, provided that after the listing of our shares on the New York Stock Exchange, at least 35% of our shares at all times shall be beneficially owned by our current beneficial owners and our current beneficial owners may not beneficially own in the aggregate fewer of our shares than any other person.

The facility is available in seven tranches of $9.25 million each. Each tranche is repayable in 40 quarterly installments in the amount of $125,000 each, plus a balloon payment of $4.25 million payable together with the last installment. As of December 31, 2006, the balance on the loan was $7.0 million.

Secured term loan facility with respect to two newbuildings. On October 27, 2006, two of our vessel-owning subsidiaries, Tasman Seaways Inc. and Santon Limited, as co-borrowers, jointly and severally, entered into a loan agreement with an international commercial bank for a term loan facility in an aggregate amount of $17.6 million to partially finance the construction costs of two double hull tankers, QHS 221 and QHS 224, respectively, with a cargo-carrying capacity of 5,500 dwt each. The facility bears interest at LIBOR plus 1.15% on 70% of the principal amount and at LIBOR plus 1.25% on 30% of the principal amount.

The loan is collateralized by:

o a first priority or first preferred ship mortgage over each of the vessels, in favor of the lenders;

o    our corporate guarantee; and

o    a manager's undertaking from ABS, as the management company of the vessels.

The secured loan imposes certain operating and financial restrictions on the borrowers, including restrictions on:

o    the payment of dividends and the distribution of assets;

o    the incurrence of debt;

o    mergers and consolidations;

o    changes in the business activities that are carried on; and

o changes in legal and/or ultimate beneficial ownership, provided that after the listing of our shares on the New York Stock Exchange, at least 35% of our shares at all times shall be beneficially owned by our current beneficial owners.

The facility is available in five tranches in a total amount of $8.8 million per vessel. The loan amount for each vessel is repayable in 40 consecutive quarterly installments in the amount of $154,000 each, plus a balloon payment of $2.64 million payable together with the last installment. The first installment of each tranche is repayable three months after the date of delivery of the respective vessel. As of December 31, 2006, the balance on the loan was $1.5 million.

Secured term loan facility with respect to three newbuildings. On October 25, 2006, three of our vessel-owning subsidiaries, Eton Marine Ltd., Benmore Services S.A. and Ingram Enterprises Co., as co-borrowers, jointly and severally entered into a syndicated secured credit facility for an aggregate amount of $26.25 million to partially finance the construction costs of three double hull tankers, QHS 220, QHS 222 and QHS 223, respectively, with a cargo-carrying capacity of 5,500 dwt each. As of December 31, 2006, the facility bore interest at LIBOR plus 1.15% before delivery of each vessel and at LIBOR plus 1.05% after such vessel's delivery.

The loan is collateralized by:

o a first priority or first preferred ship mortgage over each of the vessels, in favor of the lenders;

o a corporate guarantee by us and Aegean Shipholdings Inc., as the holding company of the vessel-owning subsidiaries;

o    a manager's undertaking from ABS, as the management company of the vessels;
     and

o personal guarantee by a personal guarantor to be agreed upon by the lenders.

The credit facility imposes certain operating and financial restrictions on the borrowers, including restrictions on:

o    the payment of dividends and the distribution of assets;

o    the incurrence of debt;

o    mergers and consolidations;

o    changes in the business activities that are carried on; and

o changes in legal and/or ultimate beneficial ownership, provided that after the listing of our shares on the New York Stock Exchange, at least 35% of our shares at all times shall be beneficially owned by our current beneficial owners and our current beneficial owners may not beneficially own in the aggregate fewer of our shares than any other person.

The facility is available in three tranches of $8.75 million each. Each tranche is repayable in 40 quarterly installments in the amount of $125,000 each, plus a balloon payment of $3.75 million payable together with the last installment. As of December 31, 2006, the balance on the loan was $2.4 million.

Liquidity and Uses of Cash

Cash and cash equivalents, as of December 31, 2005 and 2006 amounted to $7.6 million and $82.4 million, respectively. The table below illustrates our working capital and working capital excluding cash and debt as of December 31, 2005 and 2006. Working capital is defined as current assets less current liabilities.

The marine fuel supply industry is capital intensive. The timing and levels of operational cash flows are important aspects of our business. Our periodic cash flows from operations are mainly dependent on our periodic working capital excluding cash and debt. Accordingly, we use working capital excluding cash and debt to monitor changes in our operational working capital accounts such as trade receivables, inventories and trade payables, and to assess the current strength and to predict the future state of our cash flows from operations. Our periodic working capital excluding cash and debt is partly driven by our sales volume growth rates for the relevant periods. As a result, the higher the sales volume growth rates are, the larger the working capital investment needed to purchase and sell the increased quantities of fuel. A larger working capital investment decreases our operational cash flows for the relevant periods. Furthermore, significant period-on-period movement in the average outstanding days of our trade receivables, inventories and trade payables considerably impacts our periodic working capital excluding cash and debt positions and our operational cash flows. Finally, significant fluctuations in marine fuel prices materially affect our periodic working capital excluding cash and debt. A period-on-period increase in marine fuel prices increases the level of working capital investment needed to purchase the same quantity of marine fuel. Accordingly, we would have to increase our working capital investment at a multiple of the increase in marine fuel prices in order to increase our sales volumes.

                                             Year Ended December 31,
                                           -----------------------------
                                               2005            2006
                                           --------------  -------------
                                              (in thousands of U.S.
                                                     dollars)

Working capital                              (32,457)        115,723
Working capital excluding cash and debt        30,516         33,381


During the year ended December 31, 2006 we experienced a significant increase in our sales of marine petroleum products. However, during the same year, we improved the average outstanding days of our trade receivables. Accordingly, our working capital excluding cash and debt only slightly increased. Our working capital position as of December 31, 2006 was positive due to the net proceeds of our initial public offering in December 2006 which we used to repay a significant portion of our then-outstanding debt. While we do expect to incur additional debt to fund working capital requirements and capital commitments, we would not expect significant working capital deficits in the future.
We primarily use our cash to fund marine petroleum product purchases for resale to our customers. Except for transactions with our related company, Aegean Oil, in which we usually had been extended unsecured trade credit, we are usually extended secured trade credit from our suppliers for our marine petroleum product purchases and our suppliers usually require us to provide a standby letter of credit. In certain cases, we purchase quality marine petroleum products from certain suppliers at discounted prices with cash on or near delivery. Our ability to fund marine petroleum product purchases, obtain trade credit from our suppliers, and provide standby letters of credit is critical to the success of our business. Increases in oil prices negatively impact our liquidity by increasing the amount of cash needed to fund marine petroleum product purchases as well as reducing the volume of marine petroleum products which can be purchased on a secured credit basis from our suppliers.


We also use our cash to fund the acquisition or construction costs of vessels as well as to fund the maintenance cost of these vessels. The following table illustrates the cash paid for the acquisition and construction of vessels and the cash paid for drydocking of our vessels, for the years ended December 31, 2004, 2005 and 2006.

                                                    Year Ended December 31,
                                      ------------------------------------------
                                        2004          2005          2006
                                       -------       ------        ------
                                          (in thousands of U.S. dollars)

Payments for net vessel acquisitions    28,998        8,175        21,995
Payments for vessel construction            --       11,228        35,396
Payments for drydocking                    321          154        10,637


Payments for vessel acquisitions will increase in the coming years due to our existing commitments on our newbuilding contracts for 22 bunkering tankers and two specialty tankers. Ten of the 22 bunkering tankers have a total construction cost of $8.4 million each, seven have a total construction cost of $11.6 million each and the remaining five have a total construction cost of $11.0 million each. These costs include newbuilding contracts with the shipyards as well as supervision contracts. Each of the two specialty tankers has an estimated total construction cost of Euro 8.3 million, which includes a newbuilding contract with the shipyard as well as a supervision contract. The construction costs of both the bunkering tankers and the specialty tankers are payable in milestones over the duration of the construction of these vessels. The payment schedules for these newbuilding contracts are presented below. The payment schedules for the specialty tankers have been calculated assuming a $/Euro exchange rate of 1.3170, the rate prevailing on December 31, 2006.

                         Bunkering         Specialty
                           Tanker           Tankers        Total
                        ---------------  -------------- -------------
                              (in thousands of U.S. dollars)

2007                         61,628          15,708        77,336
2008                         76,878             --         76,878
2009                         41,820             --         41,820
                        ---------------  -------------- -------------
Total                       180,326          15,708       196,034
                        ===============  ============== =============


Furthermore, payments for vessel acquisitions are expected to increase if we exercise our options to purchase nine bunkering tankers and four specialty tankers. Currently, we intend to purchase only secondhand double hull bunkering tankers, which are generally more costly than secondhand single hull bunkering tankers. Payments for drydocking are also expected to increase, mainly due to the increased number of vessels in our fleet.

It is our intention to fund the remaining capital commitments on our newbuilding contracts using cash on hand and existing long-term bank debt and using cash flow from operations. Furthermore, we intend to use cash flow from operations as well as new long-term debt to fund the purchase of vessels under newbuilding contracts if we exercise our options to purchase nine bunkering tankers and four specialty tankers. We intend to fund our growth strategy, which may include further acquisitions of additional vessels or investments in other energy-related projects using either cash on hand and cash flow from operations or new long-term bank debt.

We anticipate that assuming market conditions are consistent with our historical experience, cash on hand, internally generated cash flow and borrowings under our credit facilities will be sufficient to fund our business, including our working capital requirements. While we do not currently intend to do so, in the future we may consider raising funds through additional equity or debt offerings, depending on our future business plans.

Our beliefs, intentions, plans and expectations concerning liquidity and our ability to obtain financing are based on currently available information. To the extent this information proves to be inaccurate, or if circumstances change, future availability of trade credit or other sources of financing may be reduced and our liquidity would be adversely affected. Factors that may affect the availability of trade credit, or other financing, include our performance, the state of worldwide credit markets, and our levels of outstanding debt. In addition, we may decide to raise additional funds to respond to competitive pressures or changes in market conditions, to fund future growth, or to acquire vessels. We cannot guarantee that financing will be available when needed or desired, or on terms favorable to us.

Cash Flow

        Net Cash Provided By Operating Activities
Net cash provided by operating activities increased by $15.6 million to $17.1 million for the year ended December 31, 2006 compared to $1.5 million for 2005. This increase was primarily attributable to our net income for the year as changes in working capital were not substantial. Working capital excluding cash and debt increased by $2.9 million, to a surplus of $33.4 million as of December 31, 2006 compared to a surplus of $30.5 million as of December 31, 2005. The change in trade receivables was minimal as increased sales of marine petroleum products were offset by a decrease in the average outstanding days of trade receivables. The growth in trade payables provided cash to operations and resulted from increased purchases during the year. On the other hand, cash from operations was utilized to increase our inventories in Gibraltar.

Net cash provided by operating activities decreased by $15.8 million to $1.5 million for the year ended December 31, 2005 compared to $17.3 million for the same period in 2004. This decrease was primarily attributable to net cash outflows relating to the increase of our working capital excluding cash and debt, which increased by $21.7 million, to a surplus of $30.5 million as of December 31, 2005 compared to a surplus of $8.8 million as of December 31, 2004. The increase of our working capital excluding cash and debt was mainly due to increased volumes of business and higher oil prices resulting in higher trade receivables. The increase was also due to the decrease in the average outstanding days of our trade payables.

        Net Cash Used In Investing Activities
Net cash used in investing activities was $55.2 million for the year ended December 31, 2006. During the year ended December 31, 2006, we paid $35.4 million as milestone payments under our newbuilding and engineering contracts. We paid $34.9 million to acquire the tankers, Aegean XI, Omega Af Donso, Trapper and Aegean Force and we received $12.9 million upon the sale of the Omega Af Donso and the Trapper to companies owned and controlled by members of Mr. Melisanidis' family and related to Aegean Shipping Management S.A.

Net cash used in investing activities was $35.0 million for the year ended December 31, 2005. During the year ended December 31, 2005, we paid $11.2 million as partial advance payments under our newbuilding contracts with Fujian and a Romanian shipyard for ten double hull tankers and two specialty tankers. We paid $6.7 million to acquire the bunkering tanker, Aegean Pride I, from Bonaire Shipholding Co., a vessel-owning company owned and controlled by members of Mr. Melisanidis' family and related to Aegean Shipping Management; and we purchased other fixed assets of $1.1 million, including $0.8 million for the acquisition of our marketing office in the United States. Furthermore, during the year ended December 31, 2005, we placed a portion of our loan proceeds in an interest-bearing cash collateral account which we used as security for standby letters of credit issued by the same bank to the above-mentioned Romanian shipyard.


Net cash used in investing activities was $29.4 million in 2004, mainly consisting of the acquisition costs of our five bunkering tankers.


        Net Cash Provided by Financing Activities

Net cash provided by financing activities was $112.9 million for the year ended December 31, 2006. Regarding sources of financing, during the year ended December 31, 2006, we obtained new long-term bank loans of $41.7 million and we received net proceeds of $185.2 million from our initial public offering. Furthermore, during the year ended December 31, 2006, we made principal repayments of $42.9 million on our long-term bank loans and we repaid a net amount of $66.6 million under our short-term credit facilities. Finally, during the year ended December 31, 2006, we declared and paid dividends of $4.0 million to our shareholders.

Net cash provided by financing activities was $37.8 million for the year ended December 31, 2005. During the year ended December 31, 2005, we obtained new long-term bank loans of $15.5 million and we made principal repayments of $3.6 million on our existing long-term bank loans. Furthermore, during the year ended December 31, 2005, we obtained a short-term loan facility from Leveret totaling $23.6 million, and we borrowed $39.0 million under short-term bank facilities, of which a short-term loan of $35.0 million was used to finance the repurchase of 8% of our common stock. Finally, during the year ended December 31, 2005, we declared and paid dividends of $1.5 million to our shareholders.

Net cash provided by financing activities was $13.4 million in 2004. In 2004, we obtained long-term bank loans of $19.7 million in order to partially finance the acquisition costs of our five bunkering tankers and we financed the remaining portion of the acquisition costs by a capital contribution of cash from our shareholders, of $9.3 million. Furthermore, in 2004, we repaid $2.6 million of the current portions of long-term debt. In addition, in 2004, we experienced a net decrease in short-term borrowings of $4.3 million, which mainly related to the repayment of the short-term interest-free line of credit granted to us in 2003 by the United States Navy for working capital purposes. Finally, in 2004, we declared and paid dividends of $8.4 million to our shareholders.

C.   Research and development, patents and licenses, etc.

Not applicable.

D.   Trend information.

Not applicable.

E.   Off-balance sheet arrangements.

We do not have any off-balance sheet arrangements.

F.   Tabular disclosure of contractual obligations.


Contractual Obligations and Commercial Commitments

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2006:

                                                Within          One to        Three to         More than
                                               One Year      Three Years      Five Years       Five Years        Total
                                               --------      -----------      ----------       ----------        -----
                                                             (in millions of U.S. dollars)
Long-term bank debt (excluding interest)           0.8             4.3              4.6              23.8         33.5
Minimum purchase commitments                      37.5            75.1             75.1             122.0        309.7
Newbuilding contracts--bunkering tankers          61.6           118.7                -                -         180.3
Newbuilding contracts--specialty tankers          15.7               -                -                -          15.7

                                                -------         ------           ------           -------        ------
        Total                                    115.6           198.1             79.7             145.8         539.2
                                                =======         ======           ======           =======        ======

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations is based upon our combined and consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of such financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions and conditions.

Critical accounting policies are those that reflect significant judgments of uncertainties and potentially result in materially different results under different assumptions and conditions. We have described below what we believe to be our most critical accounting policies, because they generally involve a comparatively higher degree of judgment in their application. For a description of all our significant accounting policies, see Note 2 to our combined and consolidated financial statements included herein.

Trade Receivables and Allowance for Doubtful Accounts

We extend credit on an unsecured basis to many of our customers. There is uncertainty over the level of uncollectibility of customer accounts. Our management is responsible for approving credit limits above certain amounts, setting and maintaining credit standards, and managing the overall quality of our credit portfolio. We perform ongoing credit evaluations of our customers and adjust credit limits based upon payment history and the customer's current credit worthiness. We extend credit on an unsecured basis to many of our customers. Accounts receivable are deemed past due based on contractual terms agreed with our customers.

We continuously monitor collections and payments from our customers and maintain a provision for estimated credit losses based upon our historical experience with our customers, current market and industry conditions of our customers, and any specific customer collection issues that we have identified. Accounts and notes receivable are reduced by an allowance for amounts that may become uncollectible in the future. At the end of each reporting period, we calculate an allowance for doubtful accounts based on an aging schedule where we apply set percentages to categories of overdue trade receivables (i.e., 30 to 60 days, 60 to 90 days, etc.). These set percentages are based on historical experience and currently available management information on customer accounts. Furthermore, we provide appropriate allowances for any specific customer collection issue we identify which allowance is calculated on a case-by-base basis. Trade receivables are written off when it becomes apparent based upon age or customer circumstances that such amounts will not be collected.

We believe the level of our allowance for doubtful accounts is reasonable based on our experience and our analysis of the net realizable value of our trade receivables during each reporting period. The estimates driving the calculation of our allowance for doubtful accounts have not changed in the past periods and we do not expect these estimates to change in the foreseeable future because they have resulted and we believe that they will continue to result in accurate calculations of our allowance for doubtful accounts. We cannot guarantee that we will continue to experience the same credit loss rates that we have experienced in the past, since adverse changes in the marine industry or changes in the liquidity or financial position of our customers could have a material adverse effect on the collectability of our trade receivables and our future operating results. If credit losses exceed established allowances, our results of operations and financial condition may be adversely affected.

Depreciation

We record the value of our vessels at their cost (which includes acquisition costs directly attributable to the vessel and expenditures made to prepare the vessel for its initial voyage) less accumulated depreciation. We depreciate our vessels on a straight-line basis over their estimated useful lives. Depreciation is based on cost less the estimated residual scrap value.

We estimate the useful lives for our bunkering tankers to be 30 years from date of initial delivery from the shipyard, and for our Aframax tanker, to be 25 years from date of initial delivery from the shipyard. Furthermore, we estimate the useful life of our floating storage facilities to be 30 years from the date of acquisition. We estimate the residual scrap values of our vessels to be $175 per light-weight ton. We form these estimates based on our experience and the prevailing practices of other companies in the bunkering and shipping industries.

An increase in the estimated useful life of a tanker or in its estimated residual value would have the effect of decreasing the annual depreciation charge and extending it into later periods. A decrease in the estimated useful life of a tanker or in its estimated residual value would have the effect of increasing the annual depreciation charge. A 20% decrease in the remaining estimated useful lives of our vessels would increase our depreciation charge for the year ended December 31, 2006 by $1.1 million.

Estimates may need to be changed if new regulations place limitations over the ability of a vessel to trade on a worldwide basis. This would cause us to adjust the vessel's useful life to end at the date such regulations become effective.

Our estimates of the useful lives of our vessels and of the residual scrap values of our vessels have not changed in the past periods. We do not expect these estimates to change in the foreseeable future because we believe they will continue to accurately represent the useful lives of tanker vessels and the long-term scrap values of steel.

Impairment of Long-lived Assets

We evaluate the carrying amounts of our long-lived assets to determine if events have occurred which would require modification to their carrying values. In evaluating useful lives and carrying values of long-lived assets, we review certain indicators of potential impairment, such as vessel sale and purchase prices in the marketplace, business plans and overall market conditions. If an indicator of impairment exists, we determine undiscounted projected net operating cash flow for each vessel or group of vessels and compare it to the relevant carrying value. In the event that undiscounted projected net operating cash flows were less than carrying value, we would estimate the fair value of the related asset and record a charge to operations calculated by comparing the asset's carrying value to the estimated fair value. When performing impairment assessments, management would generally consider vessel valuation reports obtained from third-party valuation specialists.

Deferred Drydock Cost

Our vessels are generally required to be drydocked approximately every 30 to 60 months for major repairs and maintenance that cannot be performed while the vessels are operating. We capitalize the costs associated with drydockings as they occur and amortize these costs on a straight-line basis over the period between drydockings. Costs capitalized as part of the drydocking include actual costs incurred at the drydock yard; cost of fuel consumed between the vessel's last discharge port prior to the drydocking and the time the vessel leaves the drydock yard; cost of hiring riding crews to effect repairs on a vessel and parts used in making such repairs that are reasonably made in anticipation of reducing the duration or cost of the drydocking; cost of travel, lodging and subsistence of our personnel sent to the drydocking site to supervise; and the cost of hiring a third party to oversee a drydocking. We believe that these types of capitalized costs are consistent with practice among other companies in our industry that apply this method of accounting and that our policy of capitalization reflects the economics and market values of the vessels.

Although many companies in our industry apply this method of accounting for deferred drydock costs, some companies apply other methods of accounting, such as expensing drydock costs as incurred. If we were to adopt that method of accounting as our accounting policy, our drydock costs would have been as disclosed under the heading "As Incurred" in the table below, for the periods presented therein.

                                           Average Number of Tankers            Drydock Costs
Year Ended December 31     Bunkering           Non-bunkering           As Reported           As Incurred
----------------------     ---------           -------------           -----------           -----------
                                                                         (in thousands of U.S. dollars)
2004                         6.8                1.0                     386                   321
2005                         9.0                1.0                     636                   154
2006                         1.1                1.3                   1,684                10,637

The table above discloses the average number of tankers that we have owned in each of the periods presented and the drydock costs that we have reported. In the future, depending on the date a newly-purchased secondhand vessel is drydocked prior to its delivery to us, we may pay drydocking costs and incur subsequent amortization expense of these costs sooner after delivery than if the vessel had been owned by us throughout its life. This would increase our average drydocking expenses in periods immediately following the acquisition.

Following acquisition of vessels under newbuilding contracts, we would expect to first pay drydocking costs and incur subsequent amortization expense of these costs approximately 30 months after the delivery of the vessel from the shipyard. This would decrease our average drydocking expenses in periods immediately following the acquisition since we would have no such costs to amortize in respect of these vessels until they were first drydocked.

G.   Safe harbor

Forward-looking information discussed in this Item 5 includes assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as "forward-looking statements." We caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. Please see "Cautionary Statement Regarding Forward-Looking Statements" in this report.


ITEM 6.        DIRECTORS, SENIOR MANAGEMENTAND EMPLOYEES

A.      Directors and senior management

Set forth below are the names, ages and positions of our current directors and executive officers. Our board of directors is elected annually on a staggered basis, and each director holds office until his successor has been duly elected, except in the event of his death, resignation, removal or the earlier termination of his office.

Name                        Age  Position
----                        ---  --------

Peter C. Georgiopoulos      46   Chairman of the Board, Class B Director
Spyridon Fokas              52   Class B Director, General Counsel and
                                  Corporate Secretary
E. Nikolas Tavlarios        44   President
John O. Hatab               63   Class A Director
Yiannis N. Papanicolaou     55   Class A Director
Abel L. Rasterhoff          67   Class C Director
John P. Tavlarios           45   Class B Director
Apostolis Tsitsirakis       37   Class C Director
Dimitris Melisanidis        56   Head of Corporate Development
Ziad Nakhleh                34   Treasurer and Chief Financial Officer
Gregory Robolakis           48   General Manager, Aegean Marine Petroleum S.A.
Nikolas Hondos              53   General Manager, Aegean Bunkering Services Inc.

---------------
The business address of each of our executive officers and directors is 42 Hatzikyriakou Avenue, Piraeus 185 38 Athens, Greece.

Our board of directors is divided into three classes, as nearly equal in number as possible, with each director serving a three-year term and one class being elected at each year's annual meeting of shareholders. Class A Directors' term expires in 2007. Class B Directors' term expires in 2008. Class C Directors' term expires in 2009.

Certain biographical information about each of these individuals is set forth below.

Peter C. Georgiopoulos has been the Chairman of our board of directors since December 2006. Since 1997, Mr. Georgiopoulos has served as Chairman, President, Chief Executive Officer of General Maritime, a publicly-traded tanker company with shares listed on the New York Stock Exchange. From 1991 to 1997, Mr. Georgiopoulos was the principal of Maritime Equity Management, a vessel-owning and investment company which he founded in 1991. From 1990 to 1991, he was affiliated with Mallory Jones Lynch & Associates, an oil tanker brokerage firm. From 1987 to 1990, Mr. Georgiopoulos was an investment banker at Drexel Burnham Lambert. Prior to entering the investment banking business, he had extensive experience in the sale, purchase and chartering of vessels while working for shipowners in New York and Piraeus, Greece. Mr. Georgiopoulos is a member of the American Bureau of Shipping. Mr. Georgiopoulos is also Chairman of the Board of Genco Shipping & Trading Limited, a public drybulk shipping company whose shares trade on the Nasdaq National Market. Mr. Georgiopoulos holds a master's degree in business administration from Dartmouth College.

Spyridon Fokas has been a member of our board of directors since June 2005. Mr. Fokas has also served as our General Counsel and as our Corporate Secretary since June 2005. Mr. Fokas currently is an attorney at Associated Piraeus Law Offices, where he has been practicing maritime law since 1982 and has represented our Company since 1998. Mr. Fokas is a member of the Greek Maritime Law Association and the Hellenic Society of Maritime Lawyers. Mr. Fokas holds a law degree from the University of Athens School of Law and has undertaken post-graduate studies in shipping law at the University College London.

E. Nikolas Tavlarios has served as our President effective since December 2006. Since 2003, Mr. Tavlarios has served as Vice President of General Maritime Management LLC, a tanker operating subsidiary of General Maritime where he has overseen business development and maintained relationships with commercial representatives of major oil companies. From 2000 to 2003, Mr. Tavlarios was Vice President of Sales and Administration at Universal Services Group. From 1998 to 2000, Mr. Tavlarios served as Executive Director of Rockefeller Center for Tishman Speyer Properties. Prior to 1998, Mr. Tavlarios was a Surveyor for the American Bureau of Shipping. Mr. Tavlarios holds a bachelor's degree in marine transportation from State University of New York Maritime College and a master's degree in business administration from St. John's University. Mr. Tavlarios is the brother of Mr. John P. Tavlarios.

John O. Hatab has served as a member of our board of directors and as the chairman of our audit committee since December 2006. Mr. Hatab has also served as a member of our compensation committee since February 2007. He is a Principal of Gotham Capital Associates LLC. From 2001 to 2004, Mr. Hatab was Managing Partner of Business Development of the PricewaterhouseCoopers LLP Metro Region. From 1990 to 2001, Mr. Hatab was CEO of the PricewaterhouseCoopers LLP Metro Region tax services practice and served as Managing Partner of the firm's New York office tax practice. He previously served as Managing Partner of the Price Waterhouse LLP Washington, DC area tax services practices. Mr. Hatab serves as a director of General Maritime. Mr. Hatab also serves as a director of Papa John's International, Inc., an operator and franchisor of restaurants, which is also a publicly traded company with securities registered under the Securities Act of 1934. Mr. Hatab is a Certified Public Accountant and holds a bachelor's degree in business administration from Lehigh University and a master's degree in business administration from the Seton Hall University Graduate School of Business.

Yiannis N. Papanicolaou has served as a member of our board of directors and the chairman of our compensation committee and a member of our audit committee since December 2006. Since 2004, Mr. Papanicolaou has been an independent consultant to various companies. From 1998 to 2004, Mr. Papanicolaou has served as Director General of the International Center for Black Sea Studies and from 1997 to 2005 as Alternate Governor of Greece at the Black Sea Trade and Development Bank. Between 1989 and 1996, Mr. Papanicolaou was employed as an independent consultant to various companies. Prior to that, Mr. Papanicolaou had a career in government where he served, among other positions, as Chief Economic Advisor to the Prime Minister of Greece, Chairman of the Council of Economic Advisors to the Ministry of National Economy and Special Advisor to the Minister of Foreign Affairs of the Hellenic Republic. Mr. Papanicolaou has studied economics at the National University of Athens, the London School of Economics and the London Graduate School for Business Studies.

Abel L. Rasterhoff has served as a member of our board of directors and as the chairman of our nominating and corporate governance committee and a member of our audit committee since December 2006. Mr. Rasterhoff has also served as a member of the compensation committee since February 2007. Mr. Rasterhoff is also a member of the board of directors of Capital Maritime & Trading Corp. and President of the national Netherlands-England Society. From 2004 to 2005, Mr. Rasterhoff served on the supervisory board of Stichting Garantiefonds Reisgelden in the Netherlands and as an advisor to the TUI Nederland Pension Fund. Mr. Rasterhoff was a Member of the Executive Board and Chief Financial Officer of TUI Nederland, the largest Dutch tour operator, from 2001 to 2004 and from 1998 to 2000. He also served on the Executive Board of Connexxion, the government owned public transport company, on an interim basis for six months in 2001. From 1991 to 1997, Mr. Rasterhoff was a Director and Vice President, Finance and Planning, for Shell International Trading and Shipping Company Limited. During this period he also served as a Board Member of the Securities and Futures Authority (SFA) in London. In 1997, Mr. Rasterhoff retired after a 30-year career at various Royal Dutch Shell companies, where he was extensively involved in the shipping industry. From 1981 to 1984, Mr. Rasterhoff was Managing Director of Shell Tankers B.V., Vice Chairman and Chairman-elect of the Dutch Council of Shipping and a Member of the Dutch Government Advisory Committee on the North Sea. Mr. Rasterhoff holds a graduate business degree in business economics from the University of Groningen in the Netherlands.

John P. Tavlarios has served as a member of our board of directors since December 2006. Mr. Tavlarios served as Executive Vice President of General Maritime from its inception in 1997 until January 2000, and President and Chief Operating Officer of General Maritime from May 2001 until December 31, 2002. Following an internal reorganization of General Maritime, which took effect at the close of business on December 31, 2002, he became Chief Executive Officer of its tanker operating subsidiary, General Maritime Management LLC. From 1995 to 1997, he was affiliated with Maritime Equity Management, a vessel-owning and investment company, where Mr. Tavlarios served as Director of Marine Operations. From 1992 to 1995, Mr. Tavlarios was President and founder of Halcyon Trading Company, a consulting firm specializing in international business development with a particular emphasis on the international oil industry. From 1984 to 1992, he was employed by Mobil Oil Corporation, spending most of his tenure in the Marine Operations and the Marketing and Refining divisions. Prior to 1984, Mr. Tavlarios was involved in his family's shipping business, assisting in marine operations. Mr. Tavlarios is a member of the American Bureau of Shipping, the Det Norske Veritas North American Committee, the Skuld board of directors, the Directors Committee and the North American Panel of INTERTANKO, the organization of independent tank owners and on the Board of Trustees of the Seaman's Church Institute. Mr. Tavlarios is also a director of General Maritime. Mr. Tavlarios holds a master's degree in business administration from St. John's University. Mr. Tavlarios is the brother of Mr. E. Nikolas Tavlarios.

Apostolis Tsitsirakis has served as a member of our board of directors and a member of our compensation committee and our nominating and corporate governance committee since December 2006. Until July 2006, Mr. Tsitsirakis was a principal of Chesterfield Oil and Trading Ltd., a private company that engages in the investment management and trading of oil and petroleum products worldwide and serves as a consultant to Sea Bunkers Inc., a private bunker brokerage firm where he oversees and advises on trading and hedging services. Since 2003, Mr. Tsitsirakis has been a director of Benamar Enterprises Ltd., a private consulting and investment management firm which specializes in international maritime business development. From 1997 to 2000, Mr. Tsitsirakis was affiliated with Trinity Shipping Corp., a ship-owning and ship-management company based in Piraeus, Greece, where he served as Director of Marine Operations while holding several other management positions. Prior to 1997, Mr. Tsitsirakis worked for various ship-owners and shipbrokers in London and Piraeus, Greece. Mr. Tsitsirakis holds a master's degree in business administration from Webster University.

Dimitris Melisanidis is our founder and has served as our Head of Corporate Development since December 2006. Prior to that Mr. Melisanidis was our President and Chief Executive Officer since June 2005, and served as a director and Chairman of our board of directors until July 2006. In 1995, Mr. Melisanidis founded and has since managed the group of companies that form our Company. Mr. Melisanidis has also been involved historically with our related companies and had a leadership role with respect to the promotion of their products and services. Mr. Melisanidis is a member of the Greek Committee of the classification society Bureau Veritas, the Committee on Petroleum Policy of the Hellenic Petroleum Marketing Companies Association and is involved in a number of other institutions, including the Hellenic-American Chamber of Commerce, the Propeller Club of The United States, the Union of European Shipowners with Cyprus Flag and The Yacht Club of Greece. Mr. Melisanidis is a founding member and President of the Athens Club of Black Sea and a Vice President of the World Fraternity for Hellenism and Orthodoxy as well as the Association for Greek-American Friendship. From 1992 to 1995 Mr. Melisanidis was the co-owner and served as President and Managing Director of soccer club AEK Athens.

Ziad Nakhleh has been our Treasurer and Chief Financial Officer since January 2005 and served as a member of our board of directors from June 2005 to December 2006. Prior to joining our Company, Mr. Nakhleh worked as an external audit manager at Ernst & Young from October 2002 to December 2004. From January 2000 to September 2002, Mr. Nakhleh was employed at Arthur Andersen as an audit manager. Prior to that, Mr. Nakhleh worked as a financial officer at a private international company. Mr. Nakhleh is a member of the American Institute of Certified Public Accountants and holds a bachelor's degree in Accounting from the University of Richmond.

Gregory Robolakis has been the General Manager of our subsidiary Aegean Marine Petroleum S.A. from June 2005 and served as a member of our board of directors from July 2006 to December 2006. In 1998, Mr. Robolakis joined our subsidiary, AMP, and served as lubricants and claim manager and from 2001 to 2005 as Chief Operating Officer and Sales and Marketing Director. From 1994 to 1998, Mr. Robolakis worked at Agip Petroli SpA as Director of Marine Sales. He began his career at Shell Company (Hellas) Ltd. where he was employed in the sales and marketing department from 1988 to 1994. Mr. Robolakis holds a bachelor's degree and a master's degree in chemical engineering from the City University of New York.

Nikolas Hondos has been the General Manager of our subsidiary Aegean Bunkering Services Inc. from January 2007 and is responsible for the operations of our bunkering tanker fleet. Prior to joining our Company, Mr. Hondos served as Chief Executive Officer of tanker operators Athenian Sea Carriers Ltd, a position he held since 1999. From 1994 to 1999 Mr. Hondos was Director of Business Development at American Bureau of Shipping Marine Services, in charge of Europe and Middle East. Prior to this engagement, Mr. Hondos was a Production Manager at NEORION Shipyards (Syros Island) in Greece

Framework Agreement

On July 19, 2006, Leveret and AMPNInvest, our existing shareholders, entered into a Framework Agreement which, as amended, affects the management and governance of our Company. Pursuant to the Framework Agreement, Leveret and AMPNInvest agreed to identify, mutually agree and elect seven members to serve on our board of directors effective upon the closing of the initial public offering. We refer to these seven directors as our Post-offering Board. Under the Framework Agreement, the majority of the members of our Post-offering Board will be required to meet the independence standards established by the New York Stock Exchange. Our existing shareholders agreed that Mr. Georgiopoulos would serve as the Chairman of our Post-offering Board and Mr. Melisanidis would refrain from serving on our board of directors during the term of the Framework Agreement. Our existing shareholders also agreed that AMPNInvest would name the chairs of our audit committee and our nominating and corporate governance committee and propose and agree with Leveret on the identities of our executive officers and that Leveret and AMPNInvest would cause our board of directors to appoint such officers. The Framework Agreement also provides that our existing shareholders will vote in favor of our Post-offering Board, including the independent directors, and the nominees of our Post-offering Board for the duration of the Framework Agreement. The Framework Agreement further provides that during its term, our existing shareholders will vote on all matters in accordance with our Post-offering Board's recommendations and will cause our board of directors to appoint independent members to our board committees. Our existing shareholders have also agreed to approve an equity incentive plan covering our directors, officers, employees and consultants and to cause our Company to enter into an employment or a consulting agreement with Mr. Melisanidis.

In addition, the Framework Agreement provides that the existing shareholders will cause our Company to commence the implementation of additional internal controls over financial reporting as provided by Section 404 of the Sarbanes-Oxley Act of 2002 and to grant to each of Leveret and AMPNInvest demand and "piggy back" registration rights for resale pursuant to the Securities Act following the expiration of the 180-day lock up agreements. The Framework Agreement further obligates Leveret and AMPNInvest to cause us to establish executive offices in New York City or elsewhere in the United States responsible for oversight of our Company's administration, financial reporting and control functions.

The Framework Agreement provides that it shall remain in effect so long as Mr. Georgiopoulos or his successor designated by AMPNInvest serves on our Post-offering Board and AMPNInvest or Mr. Georgiopoulos owns at least 1% of then issued and outstanding shares of our common stock. The Framework Agreement expires in December 2011, on the fifth anniversary of the completion of the initial public offering, unless terminated earlier pursuant to its provisions.

B.   Compensation

The aggregate annual compensation paid to two of our five executive officers, Mr. Nakhleh and Mr. Robolakis was $0.4 million for the year ending December 31, 2006. With respect to the remaining three executive officers, we did not pay any compensation to Mr. Melisanidis, Mr. Fokas and Mr. Hondos for services as a director or employee during that period. We pay our directors who are not also executive officers annual compensation in the amount of $40,000 each. Furthermore, audit committee members each receive an additional annual fee of $10,000. In addition, each director is reimbursed for out-of-pocket expenses incurred attending any meeting of the board of directors or any committee of the board of directors. We do not maintain a medical, dental, or retirement plan for our directors. Officers who also serve as directors do not receive additional compensation for their services as directors.

C.   Board Practices.

Committees of the Board of Directors

The standing committees of our board of directors consist of an audit committee, a compensation committee and a nominating and corporate governance committee. Each of our standing committees is comprised of independent members of our board of directors. In addition special committees may be established under the direction of the board of directors when necessary to address specific issues.

        Audit Committee

Our audit committee is comprised of three independent members of our board of directors. The committee is responsible for, among other things, making recommendations concerning the engagement of our independent public accountants, reviewing with the independent public accountants the plans and results of the audit engagement, approving professional services provided by the independent public accountants, reviewing the independence of the independent public accountants, considering the range of audit and non-audit fees and reviewing the adequacy of our internal accounting controls. Our audit committee is comprised of Messrs. Hatab, Rasterhoff and Papanicolaou. Mr. Hatab serves as the chairman of the audit committee.

        Compensation Committee

Our compensation committee is comprised of four independent members of our board of directors. The committee is responsible for determining compensation for our executive officers and other employees and administering our compensation programs. Our compensation committee is comprised of Messrs. Papanicolaou, Tsitsirakis; Hatab and Rasterhoff. Mr. Papanicolaou serves as the chairman of the compensation committee.

        Nominating and Corporate Governance Committee

Our nominating and corporate governance committee is comprised of two independent members of our board of directors. The committee is responsible for identifying and recommending qualified candidates for board membership to the board of directors. Our nominating and corporate governance committee is comprised of Messrs. Rasterhoff and Tsitsirakis. Mr. Rasterhoff serves as the chairman of the nominating and corporate governance committee.

Exemptions from NYSE corporate governance rules

Pursuant to an exception for foreign private issuers, we, as a Marshall Islands company, are not required to comply with the corporate governance practices followed by U.S. companies under the NYSE listing standards. We believe that our established practices in the area of corporate governance are in line with the spirit of the NYSE standards and provide adequate protection to our shareholders. In fact, we have voluntarily adopted NYSE required practices, such as (a) having a majority of independent directors, (b) establishing audit, compensation and nominating committees and (c) adopting a Code of Ethics.

There are two significant differences between our corporate governance practices and the practices required by the NYSE. The NYSE requires that non-management directors meet regularly in executive sessions without management. The NYSE also requires that all independent directors meet in an executive session at least once a year. As permitted under Marshall Islands law and our bylaws, our non-management directors do not regularly hold executive sessions without management and we do not expect them to do so in the future. The NYSE requires companies to adopt and disclose corporate governance guidelines. The guidelines must address, among other things: director qualification standards, director responsibilities, director access to management and independent advisers, director compensation, director orientation and continuing education, management succession and an annual performance evaluation. We are not required to adopt such guidelines under Marshall Islands law and we have not adopted such guidelines.

D.   Employees

As of December 31, 2006, we had approximately 344 employees, including approximately 82 shoreside personnel, and approximately 262 shipboard personnel employed on our vessels. Our Greek shoreside employees are subject to Greek national collective bargaining agreements, which set minimum standards of their employment. Our Greek shipboard personnel is also subject to these standards. Our Filipino crew members are also subject to a collective bargaining agreement with the Philippine Government that sets their minimum standards of employment. We consider our employee relations to be satisfactory.

Our full-time Greek shoreside employees are covered by state-sponsored pension funds for which we are required to contribute a portion of the monthly salary of these employees. Upon retirement of these employees, the state-sponsored pension funds are responsible for paying the employee's retirement benefits and we have no obligation to pay these benefits. Our crew members are employed under short-term contracts and we are not liable for any of their pension or post-retirement benefits.

E.   Share ownership

The common shares beneficially owned by our directors and senior managers are disclosed in "Item 7. Major Shareholders and Related Party Transactions" below.

Equity Incentive Plan

We have adopted an equity incentive plan, which we refer to as the Plan, under which our officers, key employees and directors may be eligible to receive options to acquire shares of common stock. We have reserved a total of 4,053,500 shares of common stock for issuance under the Plan. The compensation committee of our board of directors administers the Plan. Under the terms of the Plan, the compensation committee of may grant new options exercisable at a price per common share to be determined by our board of directors but in no event less than fair market value as of the date of grant. The Plan also permits our compensation committee to award restricted stock, restricted stock units, non-qualified stock options, stock appreciation rights, dividend equivalent rights, unrestricted stock, and performance shares. Under the terms of the Plan, no options may be exercisable until December 2008, or at least two years after the completion of the initial public offering. Any shares received on exercise of the options will not be able to be sold until December 2009, or three years after the completion of the initial public offering. All options will expire ten years from the date of the grant. The Plan expires in December 2016, or ten years from the completion of the initial public offering. On December 13, 2006 and February 27, 2007, we granted an aggregate of 216,310 restricted shares pursuant to the Plan to our President and to certain of our employees, respectively.


ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

A.   Major shareholders.

The following table presents certain information regarding (1) the beneficial owner of more than 5% of the shares of common stock and (2) the total amount of common stock beneficially owned by all of our directors and executive officers, other than Mr. Melisanidis, as a group in each case as of March 31, 2007.

Name                                                   Number      Percentage(1)
-----                                                  ------      ----------
Leveret International Inc. (2)                         22,428,000     52.6%
Dimitris Melisanidis (3)                               22,428,000     52.6%
AMPNInvest LLC (4)                                      5,607,000     13.2%
Peter C. Georgiopoulos (5)                              5,607,000     13.2%
John P. Tavlarios (6)                                   5,607,000     13.2%
Other directors and executive officers as a group (7)           *         *

-----------------
*    Less than 1%
(1) Includes 107,143 restricted shares granted to E. Nikolas Tavlarios and 109,167 restricted shares granted to certain of our employees.
(2)  Leveret International Inc. is controlled by Mr. Melisanidis.
(3)  By virtue of Mr. Melisanidis' control of Leveret.
(4)  AMPNInvest LLC is controlled by Mr. Georgiopoulos and by Mr. Tavlarios.
(5) By virtue of Mr. Georgiopoulos' serving as a co-managing member of AMPNInvest. The shares of our common stock attributable to Mr. Georgiopoulos held by AMPNInvest represent 75% of the total number of shares of our common stock held by AMPNInvest.
(6) By virtue of Mr. Tavlarios' serving as a co-managing member of AMPInvest. The shares of our common stock attributable to Mr. Tavlarios held by AMPNInvest represent 25% of the total number of shares of our common stock held by AMPNInvest.
(7) Pursuant to the employment agreement that we entered into with E. Nikolas Tavlarios to serve as our President, Mr. E. Nikolas Tavlarios received 107,143 restricted shares of our common stock.

Our principal shareholders will have the same voting rights as other holders of our shares of common stock.


B.   Related party transactions.

Aegean Oil S.A.

Marine Fuel Supply Service Agreement. On April 1, 2005, we entered into a new marine fuel supply service agreement with Aegean Oil, a related company owned and controlled by members of Mr. Melisanidis' family. Mr. Melisanidis may also be deemed a control person of Aegean Oil for United States securities law purposes, but Mr. Melisanidis disclaims such control. Aegean Oil is engaged in the downstream gasoline market in Greece and is licensed as a trader and physical supplier of marine petroleum products in Greece. Aegean Oil is managed by a full-time executive team and has no common management with us. Under the terms of this agreement, Aegean Oil sells and delivers marine petroleum products to our customers within Greek territorial waters. We must purchase and Aegean Oil must sell to us a minimum quantity of marine petroleum products but neither party is required to transact for more than a maximum quantity. Aegean Oil sells the marine petroleum products at an amount equal to its purchase costs from select Greek refineries plus a margin that is reviewed and negotiated with us annually. Payments are made within 30 calendar days from the date of receipt of the invoices, with a penalty of 10% imposed on late payments. Under this agreement, we are required to provide security by way of a standby letter of credit or other mutually acceptable guarantee in relation to any outstanding balance. This agreement terminates on March 31, 2015 unless any of the following situations occur prior to the termination date: (i) Aegean Oil's petroleum trading license terminates or is revoked by the Greek authorities, in which case Aegean Oil may elect to terminate the agreement (ii) upon the breach by any party in the performance of any of its obligations, as defined in the agreement, in which case the non-breaching party may elect to terminate the agreement, or
(iii) upon the liquidation or bankruptcy of any party, in which case the agreement terminates automatically. We have a unilateral right to terminate the agreement by serving 12 months written notice upon our decision to cease supply activities in the territory.

Prior to entering into the new marine fuel supply service agreement, we were a party to a bunkering supply and representation agreement with Aegean Oil, which we entered into on December 30, 1999, as amended on September 25, 2000. Pursuant to the bunkering supply and representation agreement, Aegean Oil sold and delivered marine petroleum products to our customers within Greek territorial waters. Under the terms of the agreement, we paid Aegean Oil an amount equal to its purchase costs of marine petroleum products from select Greek refineries plus a margin which was reviewed and negotiated monthly. During the years ended December 31, 2004, 2005 and 2006 we purchased marine petroleum products from Aegean Oil in the amount of $49.3 million, $99.4 million and $155.0 million, respectively.

License Agreement. On December 8, 2006, we have entered into a trademark license agreement with Aegean Oil pursuant to which Aegean Oil granted us a non-transferable, non-exclusive, perpetual (subject to termination for material breach), world-wide, royalty-free right and license to use certain trademarks related to the Aegean logo and "Aegean Marine Petroleum" in connection with marine fuel supply services.

Aegean Shipping Management S.A. and certain vessel-owning companies

We conduct transactions with Aegean Shipping Management and certain vessel-owning companies, or collectively Aegean Shipping, which are related companies owned and controlled by members of Mr. Melisanidis' family. Mr. Melisanidis may also be deemed a control person of Aegean Shipping for United States securities law purposes, but Mr. Melisanidis disclaims such control. Aegean Shipping is the owner and operator of an international shipping fleet including Aframax and Panamax product tankers which are chartered out in the international spot markets. Aegean Shipping is managed by a full-time executive team and has no common management with us. Our material transactions with Aegean Shipping are as follows:

Management of Vessels. Prior to January 1, 2004, Aegean Shipping provided us with a wide range of shipping services such as technical support and maintenance, insurance arrangement and handling, financial and accounting services, in exchange for a management fee. Effective January 1, 2004, our subsidiary, Aegean Bunkering Services Inc. assumed the role of fleet manager for all of our bunkering tankers. However, Aegean Shipping remains the manager of our Aframax tanker. We incurred management fees which for the years ended December 31, 2004, 2005 and 2006 amounted to $0.2 million per year.

Charter of Vessels. We charter certain vessels from Aegean Shipping in order to satisfy increased levels of demand for our services at a time when our own vessels are operating at full capacity, or for special situations such as service of U.S. naval vessels in Greece. Vessel hire charges paid to Aegean Shipping for the years ended December 31, 2004 and 2005 amounted to $2.4 million and $0.5 million, respectively. We did not incur any vessel hire charges for the year ended December 31, 2006.

Sale of Marine Petroleum Products. Aegean Shipping purchases marine fuel and lubricants from us. Our sales of marine petroleum products to Aegean Shipping for the years ended December 31, 2004, 2005 and 2006 amounted to $7.7 million, $8.2 million and $13.1 million, respectively.

Purchases and Sales of Secondhand Bunkering Tankers. On December 20, 2005, we purchased a secondhand double hull bunkering tanker with a cargo-carrying capacity of 11,538 dwt, the Aegean Pride I, from Aegean Shipping for the price of $6.7 million which was paid in full. The price included Aegean Shipping's initial purchase price of the vessel from an unrelated third party plus additional costs incurred by Aegean Shipping to convert the vessel into a bunkering tanker.

On January 17, 2006, the date of delivery of a newly-purchased secondhand double hull bunkering tanker with a cargo-carrying capacity of 11,538 dwt, the Omega Af Donso, we sold this vessel to Aegean Shipping for its purchase price of $6.2 million. On May 5, 2006, the date of delivery of a newly-purchased secondhand double hull bunkering tanker with a cargo-carrying capacity of 14,329 dwt, the Trapper, we sold this vessel to Aegean Shipping for its purchase price of $6.7 million. We did not recognize any gain or loss on the sale of these two bunkering tankers to Aegean Shipping.

Golden Sun Marine Corp.

Prior to June 1, 2005, we conducted business with Golden Sun Marine Corp., or Golden Sun, a related company owned in part and controlled by Mr. Melisanidis. Golden Sun, acting as a trader, sold marine petroleum products to us, which for the years ended December 31, 2004 and 2005 amounted to $7.2 million and $5.2 million, respectively. Effective June 1, 2005, we ceased purchasing marine petroleum products from Golden Sun.

Leveret International Inc. and AMPNInvest LLC

Short Term Financing Agreements. We have entered into 14 short-term financing agreements with Leveret dated July 25, 2006, March 23, 2006, March 13, 2006, February 10, 2006, December 19, 2005, December 13, 2005, December 12, 2005, November 28, 2005, November 25, 2005, October 10, 2005, October 7, 2005, July 1, 2005, June 10, 2005 and June 6, 2005 for $5.0 million, $4.7 million, $0.43 million, $0.67 million, $6.7 million, $0.8 million, $1.7 million, $0.26 million, $4.1 million, $2.4 million, $0.6 million, $4.0 million, $0.8 million and $5.9 million, respectively. We entered into these agreements mainly to (i) partially finance the construction costs of our new bunkering tankers and specialty tankers, (ii) to finance the acquisition costs associated with certain secondhand bunkering tankers, and (iii) to finance working capital requirements. These loans are unsecured, bear no interest and are payable upon demand. On December 18, 2006, the then-outstanding cumulative balance under these facilities was fully repaid and the agreements were terminated.

Stock Purchase Agreements. On October 3, 2005, we entered into a stock purchase agreement with Leveret for the acquisition from Leveret of 80 shares of our common stock, constituting 8% of our then-issued and outstanding capital stock, representing the beneficial interest of the siblings of Mr. Dimitris Melisanidis, and enabling Leveret to repurchase 8% of Leveret's issued and outstanding capital stock from Grady Properties Corp., a company owned by the siblings of Mr. Melisanidis. We paid Leveret $35.0 million in consideration for the 80 shares of our common stock.

Registration Rights Agreement. On December 13, 2006, we have entered into a registration rights agreement with Leveret and AMPNInvest, our existing shareholders, pursuant to which we granted Leveret and AMPNInvest, and certain of its transferees, the right, under certain circumstances and subject to certain restrictions, including restrictions included in the lock-up agreements, to require us an aggregate of three times to register under the Securities Act shares of our common stock held by Leveret and AMPNInvest. Under the registration rights agreement, Leveret and AMPNInvest have the right to request us an aggregate of three times to register the sale of shares held by each of them on their behalf and may require us to make available shelf registration statements permitting sales of shares into the market from time to time over an extended period. In addition, Leveret and AMPNInvest have the ability to exercise certain piggyback registration rights. All expenses relating to registration will be borne by the Company. Currently, Leveret owns 22,428,000 shares and AMPNInvest owns 5,607,000 shares entitled to these registration rights.

Other Related Parties

Sale of Marine Petroleum Products to General Maritime Corporation. General Maritime Corporation, or General Maritime, a tanker company, purchases marine fuel and lubricants from us. Mr. Georgiopoulos, our Chairman of the Board and a co-managing member of our existing shareholder AMPNInvest, serves as Chairman of the Board, President, Chief Executive Officer of General Maritime, Mr. Tavlarios, our director and a co-managing member of AMPNInvest, is a member of the board of directors of General Maritime and Mr. Hatab, our director, is a member of the board of directors of General Maritime. Our sales of marine petroleum products to General Maritime for the years ended December 31, 2004, 2005 and 2006 amounted to $0.7 million, $5.9 million and $1.7 million, respectively.

Office Lease. We lease an office at 299 Park Avenue, New York, New York 10171, from General Maritime. Our lease currently expires on December 31, 2007. We pay an average monthly rental, which includes services that General Maritime provides for us, of approximately $2,000.

Legal Services. We retain Mr. Spyridon Fokas's law firm to provide legal services from time to time. The legal services rendered by Mr. Fokas's firm include advice on general corporate formation matters as well as ship and corporate financings.

C.      Interests of experts and counsel.

Not applicable.

ITEM 8.        FINANCIAL INFORMATION

A.   Consolidated Statements and Other Financial Information

See Item 18.

Dividend Distribution Policy

Our policy is to pay regular cash dividends on a quarterly basis on shares of our common stock so long as we have sufficient capital or earnings to do so. While we cannot assure you that we will do so, and subject to, among other things, legal requirements, our ability to obtain financing on terms acceptable to us and our ability to satisfy financial covenants contained in our financing arrangements, we have declared our first dividend of $0.01 per share in March 2007 for the fourth quarter of 2006. We anticipate retaining most of our future earnings, if any, for use in our operations and the expansion of our business. Any further determination as to dividend policy will be made by our board of directors and will depend on a number of factors, including the requirements of Marshall Islands law, our future earnings, capital requirements, financial condition and future prospects and such other factors as our board of directors may deem relevant.

Marshall Islands law generally prohibits the payment of dividends other than from surplus, when a company is insolvent or if the payment of the dividend would render the company insolvent.

In addition, we may incur expenses or liabilities, including extraordinary expenses, which could include costs of claims and related litigation expenses, or be subject to other circumstances in the future that reduce or eliminate the amount of cash that we have available for distribution as dividends or for which our board of directors may determine requires the establishment of reserves. Our board of directors may determine to finance our growth with cash from operations, which would reduce or even eliminate the amount of cash available for the payment of dividends.

Our ability to pay dividends is also subject to our ability to satisfy financial covenants contained in our financing arrangements. Under our senior secured credit facility we are prohibited from paying dividends if, among other things,
(i) an event of default has occurred or will occur as a result of the payment of the dividend; (ii) our book net worth is less than $150.0 million; (iii) our ratio of total liabilities to total assets exceeds 0.65-to-one; (iv) we fail to maintain free liquidity of $25.0 million in an account at our lender's bank; or
(v) we fail to maintain additional free liquidity of $22.0 million in another account at our lender's bank subject to reduction for the purchase of up to three double hull tankers.

B.   Significant Changes.

Not applicable.

ITEM 9. THE OFFER AND THE LISTING

A.   Offer and Listing Details.

Shares of our common stock commenced trading on the New York Stock Exchange on December 8, 2006 under the symbol "ANW".

The high and low market prices of shares of our common stock on the New York Stock Exchange since December 8, 2006 are as follows:


              For the Period                       Low             High
     December 8 to December 31, 2006              $14.53          $17.44
               January 2007                       $15.10          $17.89
              February 2007                       $13.70          $17.45
                March 2007                        $15.07          $17.70
                April 2007                        $14.97          $17.39

B.      Plan of Distribution


Not applicable


C.   Markets.


Shares of our common stock are trading on the New York Stock Exchange on under the symbol "ANW".


D.   Selling Shareholders


Not applicable.


E.   Dilution


Not applicable.


F.   Expenses of the Issue


Not applicable.


ITEM 10.       ADDITIONAL INFORMATION


A.   Share capital.


Not applicable.


B.   Memorandum and Articles of Association.

Our amended and restated articles of incorporation and bylaws have been filed as exhibits 3.1 and 3.2, respectively, to the Registration Statement on Form F-1 (Registration No. 333-129768). Information regarding the rights, preferences and restrictions attaching to each class of our common shares is described in section "Description of Capital Stock" in our Registration Statement and is incorporated by reference herein.

C.   Material contracts.

As of December 31, 2006, we had debt obligations under our credit facilities. We refer you to the discussion in the section of this report entitled "Operating and Financial Review and Prospects--Liquidity and capital resources--Credit Facilities" for a description of our credit facilities. Other than our credit facilities, there were no material contracts, other than contracts entered into in the ordinary course of business, to which the Company was a party during the two year period immediately preceding the date of this report.

D.   Exchange controls.

Under Marshall Islands, Greek law and the law of jurisdictions where our service centers and marketing offices are located, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that materially affect the remittance of dividends, interest or other payments to non-resident holders of our common stock.

E.   Taxation.

The following is a discussion of the material Greek, Marshall Islands, Liberian and United States federal income tax consequences of beneficially owning our common shares to a U.S. Holder or a Non-U.S. Holder, as each term is defined below. This discussion does not purport to deal with the tax consequences of owning common shares to all categories of investors, some of which, such as dealers in securities, investors whose functional currency is not the United States dollar and investors that own, actually or under applicable constructive ownership rules, 10% or more of our common shares, may be subject to special rules. This discussion deals only with holders who hold the common shares as a capital asset. Moreover, this discussion is based upon laws, regulations and other authorities in effect as of the date of this filing, all of which are subject to change, possibly with retroactive effect. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under United States federal, state, local or foreign law of the ownership of common shares.

Greek Tax Considerations

AMP has established an office in Greece which provides services to AMP and AMP's office in Cyprus. Under the laws of Greece, and in particular under Greek Law 3427/2005 which amended, replaced and supplemented provisions of Law 89/1967, which expired on December 31, 2005, the income of AMP's Greek office is calculated on a cost plus basis on expenses incurred by that office. The Greek Ministry of Economy and Finance has determined that the profit margin applicable to AMP is 5%. This determination is subject to periodic review. AMP's income, as calculated by applying the 5% profit margin, is subject to Greek corporate income tax at the rate of 29% for fiscal year 2006 and 25% for fiscal years after 2006. All expenses to which the profit percentage applies are deducted from gross income for Greek corporate income tax purposes. Accordingly, under Greek Law 3427/2005, as currently applied to us, we expect that AMP will continue to have no liability for any material amount of Greek income tax.

Marshall Islands Tax Considerations

In the opinion of Reeder & Simpson P.C., our Marshall Islands counsel, the following are the material Marshall Islands tax consequences of our activities to us and to our shareholders of ownership of our common shares. We are incorporated in the Marshall Islands. Under current Marshall Islands law, we are not subject to tax on income or capital gains, and no Marshall Islands withholding tax or income tax will be imposed upon payments of dividends by us to our shareholders or proceeds from the disposition of common shares, provided such shareholders are not residents in the Marshall Islands. There is no tax treaty between the United States and the Republic of the Marshall Islands.

Liberian Tax Considerations

The Republic of Liberia enacted a revised income tax act effective as of January 1, 2001, or the New Act. In contrast to the income tax law previously in effect since 1977, or the Prior Law, which the New Act repealed in its entirety, the New Act does not distinguish between the taxation of a non-resident Liberian corporation, such as our Liberian subsidiary, AMP, which conducts no business in Liberia and was wholly exempted from tax under the Prior Law, and the taxation of ordinary resident Liberian corporations.

In 2004, the Liberian Ministry of Finance issued regulations pursuant to which a non-resident domestic corporation, such as our Liberian subsidiary, AMP, will not be subject to tax under the New Act retroactive to January 1, 2001, or the New Regulations. In addition, the Liberian Ministry of Justice issued an opinion that the New Regulations were a valid exercise of the regulatory authority of the Ministry of Finance. Therefore, assuming that the New Regulations are valid, our Liberian subsidiary, AMP, will be wholly exempt from Liberian income tax as under the Prior Law.

United States Federal Income Tax Considerations

In the opinion of Seward & Kissel LLP, our United States counsel, the following are the material United States federal income tax consequences to us of our activities and to U.S. Holders and Non-U.S. Holders, as defined below, of investing in our common shares. The following discussion of United States federal income tax matters is based on the United States Internal Revenue Code of 1986, or the Code, judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the United States Department of the Treasury, all of which are subject to change, possibly with retroactive effect. References in the following discussion to "we" and "us" are to Aegean Marine Petroleum Network Inc. and its subsidiaries on a consolidated basis.

United States Federal Income Taxation of Our Company

A foreign corporation is subject to United States federal income tax on a net basis only if it is engaged in a trade or business in the United States. A foreign corporation which is engaged in a trade or business in the United States will be subject to corporate income tax and branch profits tax at a combined rate of up to 54.5% on its income which is effectively connected with its United States trade or business, or Effectively Connected Income.

Income from the sale of inventory property outside the United States by a foreign corporation will be treated as Effectively Connected Income if the corporation has a fixed place of business in the United States to which such income is attributable, unless (1) the property is sold for use, consumption or disposition outside the United States, and (2) the taxpayer has a fixed place of business in a foreign country which materially participates in the sale.

While we have a place of business in the United States, we believe that none of our income would be treated as Effectively Connected Income under the rules discussed above. Specifically, we anticipate that (1) all of our sales of petroleum products will occur outside the United States; (2) such products will be sold for use, consumption or disposition outside the United States, and (3) one of our foreign offices will materially participate in such sales. Therefore, we anticipate that none of our income will be subject to United States federal income tax on a net basis.

If any portion of our income is treated as Effectively Connected, then such income will be subject to corporate income tax and branch profits tax at a combined rate of 54.5%.

United States Federal Income Taxation of U.S. Holders

As used herein, the term "U.S. Holder" means a beneficial owner of common shares that is a United States citizen or resident, United States partnership or other United States entity treated as a partnership, United States corporation or other United States entity taxable as a corporation, an estate the income of which is subject to United States federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust.

If a partnership holds our common shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding our common shares, you are encouraged to consult your tax advisor.

        Distributions

Subject to the discussion under the heading "Passive Foreign Investment Company," any distributions made by us with respect to our common shares to a U.S. Holder will generally constitute dividends, which may be taxable as ordinary income or "qualified dividend income" as described in more detail below, to the extent of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Distributions in excess of our earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder's tax basis in our common shares on a dollar for dollar basis and thereafter as capital gain. Because we are not a United States corporation, U.S. Holders that are corporations will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. Dividends paid with respect to our common shares will generally be treated as "passive income" (or "passive category income" for taxable years beginning after December 31, 2006) or, in the case of certain types of U.S. Holders, "financial services income" (which will be treated as "general category income" for taxable years beginning after December 31, 2006), for purposes of computing allowable foreign tax credits for United States foreign tax credit purposes.

Dividends paid on our common shares to a U.S. Holder who is an individual, trust or estate, or a U.S. Individual Holder, will generally be treated as "qualified dividend income" that is taxable to such U.S. Individual Holders at preferential tax rates (through 2010) provided that (1) the common shares are readily tradable on an established securities market in the United States (such as the New York Stock Exchange on which our common shares are traded); (2) we are not a passive foreign investment company for the taxable year during which the dividend is paid or the immediately preceding taxable year (which we do not believe we are, have been or will be); (3) the U.S. Individual Holder has owned the common shares for more than 60 days in the 121-day period beginning 60 days before the date on which the common shares become ex-dividend; and (4) the U.S. Individual Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. There is no assurance that any dividends paid on our common shares will be eligible for these preferential rates in the hands of a U.S. Individual Holder. Any dividends paid by us that are not eligible for these preferential rates (including dividends paid to U.S. Holders other than U.S. Individual Holders) will be taxed as ordinary income. Legislation has recently been introduced in the U.S. House of Representatives which, if enacted in its present form, would preclude dividends received on our common shares after the date of enactment from qualifying for such preferential rates.

Special rules may apply to any "extraordinary dividend," generally a dividend in an amount which is equal to or in excess of ten percent of a shareholder's adjusted basis (or fair market value in certain circumstances) in a common share. If we pay an "extraordinary dividend" on our common shares that is treated as "qualified dividend income," then any loss derived by a U.S. Individual Holder from the sale or exchange of such common shares will be treated as long-term capital loss to the extent of such dividend.

        Sale, Exchange or Other Disposition of Common Shares

A U.S. Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our common shares in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder's tax basis in such stock. Subject to the discussion under the heading "Passive Foreign Investment Company," such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder's holding period is greater than one year at the time of the sale, exchange or other disposition. Such capital gain or loss will generally be treated as U.S.-source income or loss, as applicable, for U.S. foreign tax credit purposes. A U.S. Holder's ability to deduct capital losses is subject to certain limitations.

        Passive Foreign Investment Company

A foreign corporation will be treated as a "passive foreign investment company," or a PFIC, for U.S. federal income tax purposes, if 75% or more of its gross income consists of certain types of passive income or 50% or more of its assets produce or are held for the production of passive income. If a corporation owns at least 25% by value of the shares of another corporation, it is treated for purposes of these tests as owning a proportionate share of the assets of the other corporation and as receiving directly a proportionate share of the other corporation's income. Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from commodities and securities transactions. We presently believe that we are not a PFIC and do not anticipate becoming a PFIC. This is, however, a factual determination made on an annual basis based on our income, assets and market capitalization, among other factors, and is subject to change. If we are classified as a PFIC, a U.S. Holder of our common shares could be subject to increased tax liability upon the sale or other disposition of our common shares or upon the receipt of amounts treated as "excess distributions." Under these rules, the excess distribution and any gain upon a sale would be allocated ratably over the U.S. Holder's holding period for the common shares, and the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which we were a PFIC would be taxed as ordinary income in the current taxable year. The amounts allocated to each of the other taxable years would be subject to tax at the highest marginal rate on ordinary income in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed tax deferral benefit would be imposed on the resulting tax liability as if such tax liability had been due with respect to each such other taxable year. The tax liability with respect to the amount allocated to years prior to the year of the disposition or distribution cannot be offset by any net operating losses. In addition, holders of shares in a PFIC may not receive a "step-up" in basis on shares acquired from a decedent.

The above results may be avoided if a "mark-to-market" election or "qualified electing fund" election is available and a U.S. Holder validly makes such an election. If we were a PFIC and were to provide the necessary information to our U.S. Holders, U.S. Holders could make a "qualified electing fund" election under which, generally, in lieu of the treatment described in the preceding paragraph, they would include their proportionate share of our earnings in their gross income on a current basis. If a "mark-to-market" election is made, such U.S. Holder generally will be required to take into account the difference, if any, between the fair market value of our shares and its adjusted tax basis in such shares at the end of each taxable year as ordinary income or ordinary loss (to the extent of any net mark-to-market gain previously included in income). In addition, any gain from a sale or other disposition of shares will be treated as ordinary income, and any loss will be treated as ordinary loss (to the extent of any net mark-to-market gain previously included in income. We will notify U.S. Holders in the event we conclude that we will be treated as a PFIC for any taxable year. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules, including eligibility for and the manner and advisability of making certain elections with respect to our PFIC status.

United States Federal Income Taxation of "Non-U.S. Holders"

A beneficial owner of common shares that is not a U.S. Holder is referred to herein as a "Non-U.S. Holder."

        Dividends on Common shares

Non-U.S. Holders generally will not be subject to United States federal income tax or withholding tax on dividends received from us with respect to our common shares, unless such dividend is effectively connected with the Non-U.S. Holder's conduct of a trade or business in the United States. If the Non-U.S. Holder is entitled to the benefits of a United States income tax treaty with respect to those dividends, that income is taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States or, in the case of an individual, such income is attributable to a fixed place of business in the United States.

        Sale, Exchange or Other Disposition of Common Shares

Non-U.S. Holders generally will not be subject to United States federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of our common shares, unless:

o the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and other conditions are met; or

o the gain is effectively connected with the Non-U.S. Holder's conduct of a trade or business in the United States. If the Non-U.S. Holder is entitled to the benefits of an income tax treaty with respect to that gain, that gain is taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States.

If the Non-U.S. Holder is engaged in a United States trade or business for United States federal income tax purposes, the income from the common shares, including dividends and the gain from the sale, exchange or other disposition of the common shares that is effectively connected with the conduct of that trade or business will generally be subject to regular United States federal income tax in the same manner as discussed in the previous section relating to the taxation of U.S. Holders. In addition, earnings and profits of a corporate Non-U.S. Holder that are attributable to the effectively connected income, which are subject to certain adjustments, may be subject to an additional branch profits tax at a rate of 30%, or at a lower rate as may be specified by an applicable income tax treaty.

F.   Dividends and paying agents.

Not applicable.

G.   Statement by experts.

Not applicable.

H.   Documents on display.

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements we file reports and other information with the SEC. These materials, including this annual report and the accompanying exhibits, may be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling 1 (800) SEC-0330, and you may obtain copies at prescribed rates from the Public Reference Section of the Commission at its principal office in Washington, D.C. 20549. The SEC maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information that we and other registrants have filed electronically with the SEC. Our filings are also available on our website at www.ampni.com.

Shareholders may also request a copy of our filings at no cost, by writing or telephoning us at the following address:


                      Aegean Marine Petroleum Network Inc.
                             42 Hatzikyriakou Avenue
                              Piraeus 185 38 Athens
                                     Greece
                         Telephone: 011 30 210 458-6200

I.   Subsidiary Information

Not applicable.

ITEM 11.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Price Risk

Our price risk has been minimal because we have generally purchased inventory for which we have already had a binding sales contract in place. We generally do not fix future prices for delivery of fuel in excess of one week and our suppliers generally use average PLATTS pricing in their calculation of cost prices to us. Accordingly, our exposure to price risk has covered a period of only a few days. During 2006, we have leased a shoreside storage facility in Gibraltar and we currently import and store cargos of marine fuel prior to resale to customers. Accordingly, Gibraltar was the only location where we purchased fuel before entering into a binding sales contract with a customer. We believe that our exposure to price risk in Gibraltar covers a period of one to two weeks. In view of our minimal price risk, we have not entered into derivative contracts, swaps or futures to mitigate the risk of market price fluctuations in marine fuel. Our policy is to not use fuel related derivative financial instruments for speculative purposes.

In the future, we may enter into long-term fixed price sales commitments, which fix the prices of future fuel sales. Furthermore, we may use cargo storage in our other service centers, or we might import larger cargos of fuel for storage, which would increase our oil price risk. Furthermore, in the future, we might execute cargo trading transactions to arbitrage the price of marine fuel, which method would increase our oil price risk. Finally, we may enter into derivative contracts in the forms of swaps or futures in order to mitigate the risk of market price fluctuations in marine fuel.

Interest Rate Risk

Historically, we have been subject to market risks relating to changes in interest rates because we have had considerable amounts of floating rate long-term debt and short-term borrowings outstanding. During the year ended December 31, 2006, we paid interest on this debt based on LIBOR plus an average spread of 1.34% on our bank loans. A one percent increase in LIBOR would have increased our interest expense for the year ended December 31, 2006 from $4.3 million to $5.4 million. We have considerable exposure to interest rate changes because we expect to have long-term bank debt outstanding in order to partially finance the construction of our bunkering and specialty tankers as well as short-term borrowings outstanding in the form of a line of credit under our new senior secured credit facility for working capital purposes which will be used to cover any periodic working capital requirements. We expect to repay these borrowings on a periodic basis using cash flows from operations.

At any time and from time to time, we may enter into derivative contracts, including interest rate swaps, to hedge a portion of our exposure to variability in our floating rate long-term debt.

Exchange Rate Risk

We have conducted the vast majority of our business transactions in U.S. dollars. We have purchased marine petroleum products in the international oil and gas markets and our vessels have operated in international shipping markets; both these international markets transact business primarily in U.S. dollars. Accordingly, our total revenues have been fully denominated in U.S. dollars and our cost of marine petroleum products, which, for the year ended December 31, 2006, comprised approximately 94% of our total operating expenses have been denominated in U.S. dollars. Our balance sheet is mainly comprised of dollar-denominated assets including trade receivables, inventories and the cost of vessels, and liabilities including trade payables, short-term borrowings and long-term loans. Our foreign exchange losses in recent periods have mainly arisen from the translation of assets and liabilities of our service centers that are denominated in local currency. Accordingly, the impact of foreign exchange fluctuations on our combined and consolidated statements of operations has been minimal.

In 2005, we signed two newbuilding contracts for the construction of two specialty tankers. These contracts are denominated in Euros. Apart from these Euro-denominated contracts, we do not expect the impact of foreign exchange fluctuations on our combined and consolidated statements of operations to materially differ from recent periods. Should we enter certain markets where payments and receipts are denominated in local currency or should either the international oil and gas markets or the international shipping markets change their base currency from the U.S. dollar to another international currency such as the Euro, the impact on our dollar-denominated combined and consolidated statements of operations may be significant.


Due to the minimal historic impact of foreign exchange fluctuations on us, it is our policy to not enter into hedging arrangements in respect of our foreign currency exposures.

ITEM 12.   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

                                     Part II

ITEM 13.   DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.   CONTROLS AND PROCEDURES

(a)  Disclosure of controls and procedures.

We evaluated the effectiveness of the Company's disclosure controls and procedures as of December 31, 2006. Based on that evaluation, the President and the Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports filed under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. The Company believes that a system of controls, no matter how well designed and operated, cannot provide assurance that the objectives of the controls are met, and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within a company have been detected.

This annual report does not include a report of management's assessment regarding internal control over financial reporting or an attestation report of the company's registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

(c)  Attestation report of the registered public accounting firm.

Not applicable.

(d)  Changes in internal control over financial reporting.

Not applicable.

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

In accordance with the rules of the New York Stock Exchange, the exchange on which our common stock is listed, the Company has appointed an audit committee whose members as of December 31, 2006 are Messrs. Hatab, Rasterhoff and Papanicolaou. Mr. Hatab has been determined to be a financial expert by our board of directors.

ITEM 16B.  CODE OF ETHICS

The Company has adopted a code of ethics that applies to its principal executive officer, principal financial officer, principal accounting officer and persons performing similar functions. A copy of our code of ethics has been filed as an exhibit to this report and is also available on our website at www.ampni.com. We will also provide a hard copy of our code of ethics free of charge upon written request of a shareholder.

Shareholders may also request a copy of our code of ethics at no cost, by writing or telephoning us at the following address:

                      Aegean Marine Petroleum Network Inc.
                             42 Hatzikyriakou Avenue
                              Piraeus 185 38 Athens
                                     Greece
                         Telephone: 011 30 210 458-6200

ITEM 16C.  PRINCIPAL ACCOUNTING FEES AND SERVICES

Our principal accountants for the years ended December 31, 2005 and 2006 were Deloitte Hadjipavlou Sofianos & Cambanis S.A. The aggregate audit fees billed to us for the years ended December 31, 2005 and 2006 were $0.4 million and $0.3 million, respectively. There were no audit-related, tax or other fees billed to us during 2005 and 2006.

ITEM 16D.  EXEMPTIONS FROM LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASES

None.

                                    Part III

ITEM 17.   FINANCIAL STATEMENTS

See Item 18.


ITEM 18.   FINANCIAL STATEMENTS

The following financial statements, together with the report of Deloitte Hadjipavlou Sofianos & Cambanis S.A. thereon, are set forth on pages F-1 through F-31 and are filed as a part of this report.

ITEM 19.   EXHIBITS

Exhibit Number                 Description
--------------------------------------------------------------------------------

1.1 Amended and Restated Articles of Incorporation of Aegean Marine Petroleum Network Inc.*

1.2       Amended and Restated Bylaws of Aegean Marine Petroleum Network Inc.*

2.1       Form of common share certificate of Aegean Marine Petroleum Network
          Inc.*

4.1       Form of Registration Rights Agreement*

4.2       Form of 2006 Stock Incentive Plan*

4.3 Form of shipbuilding contract for construction of one 3,500 dwt product oil tanker with Fujian Southeast Shipyard, as amended*

4.4 Form of contract for design, building supervision, representation, procurement of machines and supplies, and turn-key delivery of a 3,500 dwt product tanker with IOTA Corporation*

4.5 Option Agreement, dated March 31, 2005, by and between Aegean Bunkering Services Inc. and Fujian Southeast Shipyard, as amended*

4.6 Form of shipbuilding contract for the design, construction, sale and purchase of a 2,400 dwt double hull product oil tanker with ro-ro facility with Severnav S.A.*

4.7 Option Agreement, dated June 3, 2005, by and between Aegean Bunkering Services Inc. and Severnav S.A.*

4.8 Marine Fuel Supply Service Agreement, dated April 1, 2005, by and between Aegean Marine Petroleum S.A. and Aegean Oil S.A.*

4.9 Form of License Agreement by and between Aegean Oil S.A. and Aegean Marine Petroleum Network Inc.*

4.10 Amendment Agreement, dated September 19, 2006, by and between Aegean Marine Petroleum S.A., as Borrower, and The Royal Bank of Scotland plc, as Lender*

4.11 Short Term Financing Agreement, dated June 6, 2005, by and among Leveret International Inc., as Lender, and certain borrowers listed therein, as amended*

4.12 Short Term Financing Agreement, dated June 10, 2005, by and among Leveret International Inc., as Lender, and Aegean Investments S.A., as Borrower, as amended*

4.13 Short Term Financing Agreement, dated July 1, 2005, by and among Leveret International Inc., as Lender, and Aegean Marine Petroleum S.A., as Borrower*

4.14 Loan Agreement, dated August 30, 2005, by and among Aegean Baltic Bank S.A. and HSH Nordbank AG, as Lenders, and Kithnos Maritime, Inc., Naxos Maritime Inc., Paros Maritime Inc. and Serifos Maritime Inc., as Borrowers*

4.15 Credit Facility dated October 3, 2005 by and between Royal Bank of Scotland plc, as Lender, and Aegean Marine Petroleum Network Inc., as Borrower*

4.16 Short Term Financing Agreement, dated October 7, 2005, by and among Leveret International Inc., as Lender, and Baltic Navigation Company, as Borrower*

4.17 Short Term Financing Agreement, dated October 10, 2005, by and among Leveret International Inc., as Lender, and Milos Maritime Inc. and Serifos Maritime Inc., as Borrowers*

4.18 Form of shipbuilding contract for construction of one 5,500 dwt product oil tanker with Qingdao Hyundai Shipbuilding Co. Ltd., as amended*

4.19 Form of contract for design, building supervision, representation, procurement of machines and supplies, and turn-key delivery of a 5,500 dwt product tanker with IOTA Corporation*

4.20 Option Agreement, dated January 13, 2006, by and between Aegean Bunkering Services Inc. and Qingdao Hyundai Shipbuilding Co. Ltd., as amended*

4.21 Short Term Financing Agreement, dated December 25, 2005, by and among Leveret International Inc., as Lender, and certain borrowers listed therein, as amended*

4.22 Short Term Financing Agreement, dated December 12, 2005, by and among Leveret International Inc., as Lender, and certain borrowers listed therein, as amended*

4.23 Short Term Financing Agreement, dated December 13, 2005, by and between Leveret International Inc., as Lender, and Mare Vision S.A., as Borrower*

4.24 Short Term Financing Agreement, dated December 19, 2005, by and between Leveret International Inc., as Lender, and Carnaby Navigation Inc., as Borrower*

4.25 Short Term Financing Agreement, dated February 10, 2006, by and among Leveret International Inc., as Lender, and Baltic Navigation Company, as Borrower*

4.26 Short Term Financing Agreement, dated March 23, 2006, by and between Leveret International Inc., as Lender, and Aegean Bunkering Services Inc., as Borrower *

4.27 Short Term Financing Agreement, dated July 25, 2006, by and between Leveret International Inc., as Lender, and Aegean Marine Petroleum S.A., as Borrower*

4.28 Financial Agreement, dated October 26, 2005, by and among Aegean Baltic Bank S.A. and HSH Nordbank AG, as Lenders, and Dynamic Corp. and Sea Global S.A., as Borrowers*

4.29 Loan Agreement, dated February 10, 2006, by and among The Royal Bank of Scotland plc, as Lender, and Amorgos Maritime Inc., Kimolos Maritime Inc., Milos Maritime Inc., Mykonos Maritime Inc. and Syros Maritime Inc., as Borrowers*

4.30 Framework Agreement, dated July 19, 2006, by and between Leveret International Inc. and AMPNInvest LLC, as amended*

4.31 Form of shipbuilding contract for construction of one 5,500 dwt product oil tanker with Qingdao Hyundai Shipbuilding Co. Ltd.*

4.32 Loan Agreement, dated October 27, 2006, by and among National Bank of Greece S.A., as Lender, and Tasman Seaways Inc. and Santon Limited, as Borrowers*

4.33 Loan Agreement, dated October 25, 2006, by and among Aegean Baltic Bank S.A. and HSH Nordbank AG, as Lenders, and Eton Marine Ltd., Benmore Services S.A. and Ingram Enterprises Co., as Borrowers*

4.34 Loan Agreement, dated October 30, 2006, by and among Aegean Baltic Bank S.A. and HSH Nordbank AG, as Lenders, and Kerkyra Marine S.A., Ithaki Marine S.A., Cephallonia Marine S.A., Paxoi Marine S.A., Zakynthos Marine S.A., Lefkas Marine S.A. and Kythira Marine S.A., as Borrowers*

4.35      Underwriting Agreement*

8.1       List of Subsidiaries

11.1      Code of Ethics

12.1      Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer

12.2      Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer

13.1      Certification of Chief Executive Officer pursuant to 18 U.S.C. Section
          1350

13.2      Certification of Chief Financial Officer pursuant to 18 U.S.C. Section
          1350

-------------
* Filed as an exhibit to the Company's Registration Statement on Form F-1, Registration No. 333-129768 and incorporated by reference herein.

                      AEGEAN MARINE PETROLEUM NETWORK INC.

             INDEX TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS


                                                                Page
                                                                -----


Report of Independent Registered Public Accounting Firm          F-2

Consolidated Balance Sheets as of December 31, 2005 and 2006     F-3

Combined and Consolidated Statements of Operations
for the years ended December 31, 2004, 2005 and 2006             F-4

Combined and Consolidated Statements of Stockholders' Equity
for the years ended December 31, 2004, 2005 and 2006             F-5

Combined and Consolidated Statements of Cash Flows
for the years ended December 31, 2004, 2005 and 2006             F-6

Notes to Combined and Consolidated Financial Statements          F-7

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Board of Directors and Stockholders of AEGEAN MARINE PETROLEUM NETWORK INC.


We have audited the accompanying consolidated balance sheets of AEGEAN MARINE PETROLEUM NETWORK INC. and subsidiaries (the "Company"), as of December 31, 2005 and 2006 and the related combined and consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of AEGEAN MARINE PETROLEUM NETWORK INC. and subsidiaries at December 31, 2005 and 2006 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.





/s/ Deloitte
Deloitte Hadjipavlou Sofianos & Cambanis S.A.


Athens, Greece
April 16, 2007

                      AEGEAN MARINE PETROLEUM NETWORK INC.
                           CONSOLIDATED BALANCE SHEETS
                        AS OF DECEMBER 31, 2005 AND 2006
 (Expressed in thousands of U.S. dollars - except for share and per share data)


                                                                                          December 31,
                                                                                ------------------------------
                                                                                     2005             2006
                                                                                ---------------- -------------
ASSETS
CURRENT ASSETS:
Cash and cash equivalents                                                          $ 7,602       $82,425
Trade receivables, net of allowance for doubtful
  accounts of $694 and $1,106, as of December 31, 2005
  and 2006, respectively
                                                                                    66,230        66,803
Due from related companies (Note 3)                                                  6,815           469
Inventories (Note 4)                                                                 6,384        30,634
Prepayments and other current assets (Note 9)                                          825         2,661
Restricted cash (Note 2)                                                               750           750
                                                                                -----------     ---------
    Total current assets                                                            88,606       183,742
                                                                                -----------     ---------

FIXED ASSETS:
Advances for vessels under construction and acquisitions (Note 5)                   12,803        46,779
                                                                                -----------     ---------
Vessels, cost (Notes 6, 11 and 18)                                                  47,528        70,943
Vessels, accumulated depreciation (Notes 6, 11 and 18)                             (5,514)       (9,662)
                                                                                -----------     ---------
    Vessels' net book value                                                         42,014        61,281
                                                                                -----------     ---------
Other fixed assets, net (Notes 7 and 18)                                             1,215         1,206
                                                                                -----------     ---------
    Total fixed assets                                                              56,032       109,266
                                                                                -----------     ---------

OTHER NON-CURRENT ASSETS:
Restricted cash (Notes 2 and 11)                                                    14,620        12,336
Deferred charges, net (Note 8)                                                       1,217        10,519
Other non-current assets                                                               884            14
                                                                                -----------     ---------
    Total assets                                                                 $ 161,359      $315,877
                                                                                ===========     =========

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Short-term borrowings (Note 10)                                                   $ 42,993             -
Short-term borrowings - related company (Notes 3 and 10)                            23,595             -
Current portion of long-term debt (Note 11)                                          3,987           833
Trade payables to third parties                                                     35,802        42,872
Trade payables to related companies (Note 3)                                        13,376        19,203
Other payables to related companies                                                    107           125
Accrued and other current liabilities (Note 11)                                      1,203         4,986
                                                                                -----------     ---------
    Total current liabilities                                                      121,063        68,019
                                                                                -----------     ---------

LONG-TERM DEBT, net of current portion (Note 11)                                    30,661        32,663
                                                                                -----------     ---------

OTHER NON-CURRENT LIABILITIES                                                          108           196
                                                                                -----------     ---------

COMMITMENTS AND CONTINGENCIES (Note 12)                                                  -             -
                                                                                -----------     ---------

STOCKHOLDERS' EQUITY:
Preferred stock, $0.01 par value; 25,000,000 shares authorized, none issued              -             -
Common stock, $0.01 par value; 100,000,000 shares authorized at December 31,
  2005 and 2006; 28,035,000 and 42,410,000 shares, issued and outstanding at
  December 31, 2005 and 2006, respectively (Note 17)                                   280           424
Additional paid-in capital (Note 17)                                                     -       185,103
Retained earnings                                                                    9,247        29,472
                                                                                -----------     ---------
    Total stockholders' equity                                                       9,527       214,999
                                                                                -----------     ---------

    Total liabilities and stockholders' equity                                   $ 161,359      $315,877
                                                                                ===========     =========

The accompanying notes are an integral part of these combined and consolidated financial statements

                      AEGEAN MARINE PETROLEUM NETWORK INC.
               COMBINED AND CONSOLIDATED STATEMENTS OF OPERATIONS
              FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

 (Expressed in thousands of U.S. dollars - except for share and per share data)

                                                                                           For the Year Ended December 31,
                                                                                --------------------------------------------------
                                                                                     2004            2005               2006
                                                                                -----------     ---------------    ---------------
REVENUES:
Sales of marine petroleum products - third parties (Note 20)                     $ 239,791       $ 497,443          $ 775,816
Sales of marine petroleum products - related companies (Notes 3 and 20)              7,645           8,162             14,841
Voyage revenues                                                                     14,983          10,450             11,639
Other revenues                                                                         593           1,275              1,516
                                                                                -----------     -----------        ------------
Total revenues                                                                     263,012         517,330            803,812
                                                                                -----------     -----------        ------------

OPERATING EXPENSES:
Cost of marine petroleum products sold - third parties                             165,991         360,223            573,615
Cost of marine petroleum products sold - related companies (Note 3)                 56,448         104,578            155,022
Salaries, wages and related costs                                                    5,052           8,958             12,871
Vessel hire charges (Note 3)                                                         2,436             518                  -
Depreciation (Notes 6 and 7)                                                         1,546           2,226              4,240
Amortization of drydocking costs (Note 8)                                              386             636              1,684
Management fees (Note 3)                                                               183             182                223
Other operating expenses (Note 13)                                                  12,348          16,629             25,697
                                                                                -----------     -----------        ------------

Total operating expenses                                                           244,390         493,950            773,352
                                                                                -----------     -----------        ------------

Operating income                                                                    18,622          23,380             30,460
                                                                                -----------     -----------        ------------

OTHER INCOME/(EXPENSE):
Write-off of deferred IPO costs (Note 15)                                                -               -            (1,588)
Interest and finance costs (Notes 10, 11 and 14)                                     (944)         (2,347)            (5,207)
Interest income                                                                         13              70                976
Foreign exchange gains (losses), net                                                  (68)             396              (414)
                                                                                -----------     -----------        ------------
                                                                                     (999)         (1,881)            (6,233)
                                                                                -----------     -----------        ------------

Income before income taxes                                                          17,623          21,499             24,227

Income taxes (Note 19)                                                                 (6)            (24)                (2)
                                                                                -----------     -----------        ------------

Net income                                                                         $17,617         $21,475            $24,225
                                                                                ===========     ===========        ============


Basic earnings per common share                                                    $  0.58         $  0.72              $0.84
                                                                                ===========     ===========        ============
Diluted earnings per common share                                                  $  0.58         $  0.72              $0.84
                                                                                ===========     ===========        ============

Weighted average number of shares, basic                                        30,472,827      29,878,398         28,954,521
                                                                                ===========     ===========        ============
Weighted average number of shares, diluted                                      30,472,827      29,878,398         28,954,622
                                                                                ===========     ===========        ============

The accompanying notes are an integral part of these combined and consolidated financial statements

                      AEGEAN MARINE PETROLEUM NETWORK INC.
          COMBINED AND CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

 (Expressed in thousands of U.S. dollars - except for share and per share data)



                                                               Common Stock           Additional     Retained
                                                           of Shares    Par Value    Paid-in Capital  Earnings       Total
                                                           ---------    ---------    ---------------  --------       -----
BALANCE, December 31, 2003                                 30,472,827   $305           $4,756          $529        $5,590

- Net income                                                        -      -                -        17,617        17,617
- Contribution to additional paid-in capital                        -      -            9,698             -         9,698
- Dividends declared and paid  ($0.28 per share)                    -      -                -       (8,444)       (8,444)

                                                          ------------ ------        -------------   ----------- -----------
BALANCE, December 31, 2004                                 30,472,827   $305          $14,454        $9,702       $24,461
                                                          ============ ======        =============   =========== ===========

- Net income                                                        -      -                -        21,475        21,475
- Contribution to additional paid-in capital                        -      -              100             -           100
- Dividends declared and paid ($0.05 per share)                     -      -                -       (1,509)       (1,509)
- Repurchase and cancellation of shares (Note 17)         (2,437,827)   (25)         (14,554)      (20,421)      (35,000)

                                                          ------------ ------        ------------    ----------- -----------
BALANCE, December 31, 2005                                 28,035,000   $280                -        $9,247        $9,527
                                                          ============ ======        ===========     =========== ===========

- Net income                                                        -      -                -        24,225        24,225
- Dividends declared and paid ($0.14 per share)                     -      -                -       (4,000)       (4,000)
- Issuance of common stock (par value $0.01, at $14.00)    14,375,000    144          185,065             -       185,209
- Restricted stock amortization (Note 16)                           -      -               38             -            38

                                                          ------------ ------        -----------     ----------- -----------
BALANCE, December 31, 2006                                 42,410,000  $ 424         $185,103       $29,472      $214,999
                                                          ============ ======        ==========      =========== ===========


The accompanying notes are an integral part of these combined and consolidated financial statements

                      AEGEAN MARINE PETROLEUM NETWORK INC.
               COMBINED AND CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

                    (Expressed in thousands of U.S. dollars)

                                                                                 For the Year Ended December 31,
                                                                          ----------------------------------------------
                                                                              2004             2005            2006
                                                                          -------------     ------------   -------------
Cash flows from operating activities:
Net income                                                                $ 17,617          21,475         $ 24,225
Adjustments to reconcile net income to net cash provided by operating activities:

 Depreciation                                                                1,546           2,226            4,240
 Provision for doubtful accounts                                             (100)             129              412
 Restricted stock amortization                                                   -               -               38
 Amortization of deferred charges                                              519             654            1,855
 Other non-cash charges                                                        406              14               88
(Increase) decrease in:
 Trade receivables                                                         (6,686)        (42,088)            (985)
 Due from related companies                                                (1,351)             409            6,346
 Insurance claims                                                            (900)             900                -
 Inventories                                                                 (353)         (4,509)         (24,250)
 Prepayments and other current assets                                        (380)             185          (1,836)
Increase (decrease) in:
 Trade payables                                                              7,374          22,166           12,897
 Other payables to related companies                                             5              56               18
 Accrued and other current liabilities                                        (33)             882            3,783
Decrease (increase) in other non-current assets                               (10)           (870)              870
Payments for drydocking                                                      (321)           (154)         (10,637)
                                                                          ---------        --------        ----------
Net cash provided by operating activities                                   17,333           1,475           17,064
                                                                          ---------        --------        ----------

Cash flows from investing activities:
Advances for vessels under construction                                          -        (11,228)         (35,396)
Advances for acquired vessels (not yet delivered)                                -         (1,420)                -
Vessel acquisitions                                                       (28,998)         (6,755)         (34,895)
Sale of vessels to related companies (Note 3)                                    -               -           12,900
Purchase of other fixed assets                                                   -         (1,072)             (83)
Decrease (increase) in restricted cash                                       (362)        (14,498)            2,284
                                                                          ---------        --------        ----------
Net cash used in investing activities                                     (29,360)        (34,973)         (55,190)
                                                                          ---------        --------        ----------

Cash flows from financing activities:
Proceeds from long-term debt                                                19,700          15,539           41,714
Repayment of long-term debt                                                (2,627)         (3,587)         (42,866)
Net change in short-term borrowings                                        (4,280)          39,000         (42,993)
Net change in short-term related company borrowings                              -          23,595         (23,595)
Financing costs paid                                                         (212)           (218)            (520)
IPO proceeds, net of issuance costs                                              -               -          185,209
Cash contributions to additional paid-in capital                             9,298               -                -
Share repurchase (Note 17)                                                       -         35,000)                -
Dividends paid                                                             (8,444)         (1,509)          (4,000)
                                                                          ---------        --------        ----------
Net cash provided by financing activities                                   13,435          37,820          112,949
                                                                          ---------        --------        ----------

Net increase in cash and cash equivalents                                    1,408           4,322           74,823
Cash and cash equivalents at beginning of year                               1,872           3,280            7,602
                                                                          ---------        --------        ----------
Cash and cash equivalents at end of year                                   $ 3,280         $ 7,602         $ 82,425
                                                                          =========        ========        ==========

SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid during the year for interest (excluding capitalized interest):      $575         $ 1,636         $  5,777
                                                                          =========        ========        ==========
Cash paid during the year for income taxes:                                   $  6            $  8         $     18
                                                                          =========        ========        ==========
Restricted stock granted to employees (Note 16):                                 -               -         $  1,688
                                                                          =========        ========        ==========
Non-cash financing activities with related parties (Note 17):                 $400           $ 100                -
                                                                          =========        ========        ==========

The accompanying notes are an integral part of these combined and consolidated financial statements

                      AEGEAN MARINE PETROLEUM NETWORK INC.
       NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS (Continued)

                    (Expressed in thousands of U.S. dollars -
            except share and per share data, unless otherwise stated)


1.   Basis of Presentation and General Information:

     The accompanying combined and consolidated financial statements include the accounts of Aegean Marine Petroleum Network Inc. (hereinafter referred to as "Aegean") and its subsidiaries (Aegean and its subsidiaries are hereinafter collectively referred to as the "Company"). The Company is an independent physical supplier and marketer of refined marine fuel and lubricants to ships in port and at sea.

     Aegean was formed on June 6, 2005, under the laws of the Republic of the Marshall Islands, for the purpose of acquiring all outstanding common shares of companies owned, directly and indirectly, by Leveret International Inc. ("Leveret"), which is a personal holding company owned and controlled by Aegean's founder, majority shareholder, and Head of Corporate Development, Mr. Dimitris Melisanidis. The transaction described above constitutes a reorganization of companies under common control, and has been accounted for in a manner similar to a pooling of interests. Accordingly, the combined and consolidated financial statements of the Company have been presented giving retroactive effect to the transaction described above, using combined and consolidated historical carrying costs of the assets and liabilities.

     On July 19, 2006, a privately negotiated transaction was concluded whereby Leveret sold 20% of its holdings in Aegean's common stock to AMPNInvest LLC, which is a company co-controlled by Aegean's Chairman of the Board, Mr. Peter C. Georgiopoulos. In December 2006, Aegean completed its initial public offering of 14,375,000 common shares on the New York Stock Exchange ("2006 IPO") under the United States Securities Act of 1933, as amended.

     The material subsidiaries of the Company are:

     (a) Aegean Marine Petroleum S.A. ("AMP"), incorporated in the Republic of Liberia on January 4, 1995, is engaged in the commercial purchase and sale of marine petroleum products and is the principal operating entity of the Company.

     (b) Aegean Marine Petroleum LLC (the "UAE Service Center"), Aegean Bunkering Gibraltar Ltd. (the "Gibraltar Service Center"), Aegean Bunkering Jamaica Ltd. (the "Jamaica Service Center") and Aegean Bunkering (Singapore) Pte. Ltd. (the "Singapore Service Center") were incorporated in the United Arab Emirates on July 26, 2000; in Gibraltar on August 7, 1997; in Jamaica on November 25, 2004; and in Singapore on June 7, 2005, respectively. These companies monitor and support the logistical aspects of each order in their respective geographical locations.

     (c) Aegean Bunkering Services Inc. (the "Manager") was incorporated in the Marshall Islands on July 11, 2003 and, effective January 1, 2004, provides all the bunkering tanker-owning companies listed below with a wide range of shipping services such as technical support and maintenance, insurance arrangement and handling, financial administration and accounting services.

     (d)  Vessel-owning companies with operating vessels:

                                                                                    Vessel Details
                                                                 ------------------------------------------------
                                                  Date of          Vessel          Year     Size        Date
           Company Name                        Incorporation        Name           Built    (dwt)     Acquired
           ------------                        -------------        ----           -----     -----     --------
Carmel Investment Corp. ("Carmel")              12/02/2002       Aegean Rose       1988     4,935    01/21/2003
Evian Enterprises Co. ("Evian")                 12/02/2002       Aegean Daisy      1988     4,935    01/21/2003
Clyde Shipping Corp. ("Clyde")                  05/10/2004       Aegean Tulip      1993     4,853    05/20/2004
Tiffany Marine S.A. ("Tiffany")                 05/10/2004       Aegean Tiffany    2004     2,747    07/07/2004
Aegean Breeze Shipping Pte. Ltd. ("Breeze")     03/27/2006       Aegean Breeze I   2004     2,747    07/07/2004
Aegean X Maritime Inc. ("Aegean X")             08/31/2004       Aegean X          1982     6,400    08/31/2004
Pontos Navigation Inc. ("Pontos")               09/09/2002       Aegean Flower     2001     6,523    01/05/2004
Aegean VII Shipping Ltd. ("Aegean VII")         01/20/1998       Aegean VII        1984     3,892    02/04/1998
Venus Holding Company ("Venus")                 10/13/1999       Aegean IX         1976     7,216    06/14/2001
Carnaby Navigation Inc. ("Carnaby")             12/14/2005       Aegean Pride I    1982    11,538    12/20/2005
Baltic Navigation Company ("Baltic")            09/19/2005       Aegean Force      1980     6,679    07/25/2006
Mare Vision S.A. ("Mare")                       11/01/2005       Aegean XI         1984    11,050    05/03/2006
Aegean Tanking S.A. ("Tanking")                 07/12/2006       Fos               1981    67,980    09/05/2006
Baldwin Management Co. ("Baldwin")              09/25/2002       Aegean Hellas     1982    91,602    11/15/2002

     (e)  Vessel-owning companies with vessels under construction:

                                                            Vessel Details
                                                         -----------------------
                                               Date of         Hull       Size
           Company Name                       Incorporation    Number     (dwt)
           ------------                       -------------    ------     -----
Milos Maritime Inc. ("Milos")                 01/28/2005     DN-3500-1    3,800
Serifos Maritime Inc. ("Serifos")             01/28/2005     DN-3500-2    3,800
Kithnos Maritime Inc. ("Kithnos")             01/28/2005     DN-3500-3    3,800
Amorgos Maritime Inc. ("Amorgos")             01/28/2005     DN-3500-4    3,800
Kimolos Maritime Inc. ("Kimolos")             01/28/2005     DN-3500-5    3,800
Syros Maritime Inc. ("Syros")                 01/28/2005     DN-3500-6    3,800
Mykonos Maritime Inc. ("Mykonos")             01/28/2005     DN-3500-7    3,800
Santorini Maritime Inc. ("Santorini")         01/28/2005     DN-3500-8    3,800
Paros Maritime Inc. ("Paros")                 01/28/2005     DN-3500-9    3,800
Naxos Maritime Inc. ("Naxos")                 01/28/2005     DN-3500-10   3,800
Ocean Dynamic Corp. ("Ocean")                 05/27/2005     N 2230007    2,400
Sea Global S.A. ("Sea Global")                05/27/2005     N 2220000    2,400
Kerkyra Marine S.A. ("Kerkyra")               09/26/2006      QHS 207     5,500
Ithaki Marine S.A. ("Ithaki")                 09/26/2006      QHS 208     5,500
Cephallonia Marine S.A. ("Cephallonia")       09/26/2006      QHS 209     5,500
Paxoi Marine S.A. ("Paxoi")                   09/26/2006      QHS 210     5,500
Zakynthos Marine S.A. ("Zakynthos")           09/27/2006      QHS 215     5,500
Lefkas Marine S.A. ("Lefkas")                 09/26/2006      QHS 216     5,500
Kythira Marine S.A. ("Kythira")               09/26/2006      QHS 217     5,500
Eton Marine Ltd. ("Eton")                     12/21/2005      QHS 220     5,500
Tasman Seaways Inc. ("Tasman")                12/21/2005      QHS 221     5,500
Benmore Services S.A. ("Benmore")             12/21/2005      QHS 222     5,500
Ingram Enterprises Co. ("Ingram")             01/10/2006      QHS 223     5,500
Santon Limited ("Santon")                     01/10/2006      QHS 224     5,500

     (f)  Other companies with material assets and/or liabilities:

                                                    Date of       Country of
                    Company Name                 Incorporation    Incorporation           Activity
                    ------------                 -------------    -------------           --------
Aegean Investments S.A. ("Aegean Investments")    11/05/2003      Marshall Islands    Holding company
Aegean Oil (USA), LLC ("Aegean USA")              04/07/2005      United States       Marketing office

     As of December 31, 2005 and 2006, Aegean's ownership interest in all the above subsidiaries, except for the UAE Service Center, amounted to 100%. As required by the laws of the United Arab Emirates ("UAE"), Aegean Marine Petroleum LLC is 51% owned by a UAE citizen (the "Sponsor"). On July 26, 2000, an agreement was signed with the Sponsor to automatically transfer all profits and losses, assets and liabilities to the Company in exchange for an annual fixed cash consideration. The payments of annual fixed cash consideration have been recognized on an accrual basis and are included in other operating expenses in the accompanying combined and consolidated statements of operations. The agreement also prevents an unauthorized ownership transfer and effectively grants majority control of the UAE Service Center to the Company. Accordingly, the financial position and operations of the UAE Service Center have been fully included in the accompanying combined and consolidated financial statements.

     During the years ended December 31, 2005 and 2006, no one customer individually accounted for more than 10% of the Company's total revenues. During the year ended December 31, 2004, one customer individually accounted for more than 10% of the Company's total revenues, as follows:

                                                    Year Ended December 31,
                                         --------------------------------------
                 Customer                    2004         2005        2006
    ------------------------------------ ------------- ------------ ----------
                     A                       24%           -           -

2.   Significant Accounting Policies:

     Principles of Combination and Consolidation: The accompanying combined and consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles and include for each of the three years in the period ended December 31, 2006, the accounts and operating results of the Company. Intercompany balances and transactions have been eliminated in combination and consolidation.

     Use of Estimates: The preparation of combined and consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the combined and consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Other Comprehensive Income: The provisions of Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income," require separate presentation of certain transactions that are recorded directly as components of stockholders' equity. The Company has no such transactions in the periods presented and, accordingly, comprehensive income equals net income for all periods presented.

     Foreign Currency Transactions: The functional currency of Aegean and its material subsidiaries is the U.S. dollar because the Company purchases and sells marine petroleum products in the international oil and gas markets and because the Company's vessels operate in international shipping markets; both of these international markets transact business primarily in U.S. dollars. The Company's accounting records are maintained in U.S. dollars. Transactions involving other currencies during the year are converted into U.S. dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities denominated in other currencies are adjusted to reflect the year-end exchange rates. Resulting gains or losses are reflected separately in the accompanying combined and consolidated statements of operations.

     Cash and Cash Equivalents: The Company considers highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents.

     Restricted Cash: Restricted cash consists of interest-bearing deposits with certain banks as cash collateral against outstanding short-term facilities and retention accounts that can only be used for the purposes of repayment of current portions of long-term loans. Restricted cash also includes interest-bearing deposits with an international bank as cash collateral against standby letters of credit issued by the same bank to a shipyard (Note 11). Restricted cash is classified as non-current when the funds are to be used to acquire non-current assets.

     Trade Receivables, net: Management is responsible for approving credit to customers, setting and maintaining credit standards, and managing the overall quality of the credit portfolio. The Company performs ongoing credit evaluations of its customers based upon payment history and the assessments of customers' credit worthiness. The Company generally provides payment terms of approximately 30 days. The Company continuously monitors collections and payments from its customers and maintains a provision for estimated credit losses based upon its historical experience with its customers, current market conditions of its customers, and any specific customer collection issues. Accounts receivable are reduced by an allowance for amounts that may become uncollectible in the future. The Company had accounts receivable of $66,924 and $67,909, before allowances for bad debts of $694 and $1,106, as of December 31, 2005 and 2006, respectively.

     Insurance Claims: Insurance claims are recorded on the accrual basis once there remain no contingencies relating to the claim. Insurance claims represent the claimable expenses, net of deductibles, incurred through December 31 of each year, which are expected to be recovered from insurance companies. Any remaining costs to complete the claims are included in accrued liabilities.

     Inventories: Inventories comprise marine fuel oil ("MFO"), marine gas oil ("MGO"), lubricants and victualling stores, which are stated at the lower of cost or market. Cost is determined by the first in, first out method.

     Vessel Cost: Vessels are stated at cost, which consists of the contract price and any material expenses incurred upon acquisition (initial repairs, improvements and delivery expenses, interest and on-site supervision costs incurred during the construction periods). Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels; otherwise these amounts are charged to expense as incurred.

     Advances and milestone payments made to shipyards during construction periods are classified as "Advances for vessels under construction and acquisitions" until the date of delivery and acceptance of the vessel, at which date they are reclassified to "Vessels, cost". Advances for vessels under construction also include supervision costs, amounts paid under engineering contracts, capitalized interest and other expenses directly related to the construction of the vessels.

     Amounts of interest to be capitalized during the asset acquisition period are determined by applying an interest rate to the average amount of accumulated expenditures for the asset during the period. The interest rate used is the average cost of borrowing for the Company.

     Vessel Depreciation: Depreciation is computed using the straight-line method over the estimated useful life of the vessels, after considering the estimated salvage value. Each vessel's estimated salvage value is equal to the product of its light-weight tonnage and the estimated scrap rate. Management estimates the useful life of the Company's bunkering and non-bunkering tankers to be 30 years and 25 years, respectively, from the date of initial delivery from the shipyard. Management estimates the useful life of the Company's floating storage facilities to be 30 years from the date of acquisition. Secondhand vessels are depreciated from the date of their acquisition through their remaining estimated useful life. However, when regulations place limitations on the ability of a vessel to trade, its useful life is adjusted to end at the date such regulations become effective.

     Impairment of Long-Lived Assets: SFAS No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets," requires that long-lived assets and certain identifiable intangible assets held and used or to be disposed of by an entity, be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset and its eventual disposal is less than its carrying amount, the asset should be evaluated for an impairment loss. Measurement of the impairment loss is based on the fair value of the asset as provided by third parties. The Company regularly reviews the carrying amount of its vessels. The Company had no impairment losses in any of the periods presented.

     Accounting for Drydocking Costs: The Company's vessels are generally required to be drydocked every 30 to 60 months for major repairs and maintenance that cannot be performed while the vessels are in operation. The Company follows the deferral method of accounting for drydocking costs whereby actual costs incurred are deferred and are amortized on a straight-line basis over the period through the date the next drydocking is scheduled to become due. Unamortized drydocking costs of vessels that are sold are written off against income in the year of the vessel's sale.

     Financing Costs: Fees incurred for obtaining new loans or refinancing existing loans are deferred and amortized to interest expense over the life of the related debt using the effective interest method. Unamortized fees relating to loans repaid or refinanced are generally expensed in the period the repayment or refinancing is made.

     Pension and Retirement Benefit Obligations: The vessel-owning companies included in the combination and consolidation employ the crew on board under short-term contracts (usually up to nine months) and accordingly, they are not liable for any pension or post retirement benefits. The Company's full-time Greek employees are covered by state-sponsored pension funds for which the Company is required to contribute a portion of the monthly salary of these employees to the fund (i.e., a defined contribution plan). Upon retirement of these employees, the state-sponsored pension funds are responsible for paying the employees' retirement benefits and accordingly, the Company has no obligation for these benefits.

     Accounting for Revenues and Expenses: Revenues are principally earned from the physical supply of marine petroleum products via the Company's bunkering tankers. In this respect, sales of marine petroleum products and cost of sales of marine petroleum products are recorded in the period when the marine petroleum products are loaded onto the customer's vessel. In Greece, revenues are earned from the sale of marine petroleum products through a related party physical supplier (refer to Note 3). These sales and the respective cost of sales are recorded in the period when the related party physical supplier delivers the marine petroleum products to the customer.

     For arrangements in which the Company physically supplies marine petroleum products via its own bunkering tankers, cost of marine petroleum products sold represents amounts paid by the Company for marine petroleum products sold in the period being reported on. For arrangements in which marine petroleum products are purchased from the Company's related party physical supplier, cost of marine petroleum products sold represents the total amount paid by the Company to the physical supplier for marine petroleum products and the delivery thereof to the Company's customer.

     Revenues are also generated from voyage and time charter agreements of the Company's vessels. Time charter revenues are recorded over the term of the charter as service is provided. Under a voyage charter the revenues and associated voyage costs are recognized on a pro-rata basis over the duration of the voyage. Probable losses on voyages are provided for in full, at the time such losses can be estimated. A voyage is deemed to commence upon the completion of discharge of the vessel's previous cargo and is deemed to end upon the completion of discharge of the current cargo.

     Operating expenses are accounted for on the accrual basis.

     Repairs and Maintenance: All vessel repair and maintenance expenses, including major overhaulings (which are non-scheduled repairs and maintenance work undertaken on a vessel's engine) and underwater inspections are expensed in the year incurred. Such costs are included in other operating expenses in the accompanying combined and consolidated statements of operations.

     Income Taxes: The Company accounts for income taxes using the liability method in accordance with SFAS No. 109, "Accounting for Income Taxes" ("SFAS 109"). SFAS 109 requires the provision of deferred income taxes for the tax effects of temporary differences between financial reporting and tax bases of assets and liabilities, using enacted tax rates in effect in the years in which the differences are expected to reverse. Valuation allowances are required to be recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized. Generally, Aegean and its subsidiaries are involved in non-taxable activities and, as such, no material deferred tax assets or liabilities arose in any of the periods presented (refer to Note 19).

     Earnings per Common Share: Basic earnings per common share are computed by dividing net income available to common stockholders by the weighted average number of common shares deemed outstanding during the year. Diluted earnings per common share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised.

     Derivatives: SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), as amended, establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value, with changes in the derivatives' fair value recognized currently in earnings unless specific hedge accounting criteria are met. During the three-year period ended December 31, 2006, the Company did not engage in any transaction involving derivative instruments or have any hedging activities.

     Contingencies: The Company accrues for a loss if the Company deems it probable that an asset has been impaired or that a liability has been incurred at the date of the financial statements and the amount of that loss can be reasonably estimated. If the Company deems it reasonably possible that an asset has been impaired or that a liability has been incurred, the nature of the contingency and an estimate of the amount of loss is disclosed in the notes to the financial statements.

     Fair Value of Financial Instruments: The carrying values of cash, trade receivables, trade payables and short-term borrowings are reasonable estimates of their fair value due to the short-term nature of these financial instruments. The fair values of long-term bank loans bearing interest at variable interest rates approximate the recorded values. The Company has no long-term loans bearing interest at fixed rates.

     Recent Accounting Pronouncements:

     Considering the Effects of Prior Year Misstatements. In September 2006, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin ("SAB") No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Current Year Misstatements" ("SAB 108"). SAB 108 requires analysis of misstatements using both an income statement (rollover) approach and a balance sheet (iron curtain) approach in assessing materiality and provides for a one-time cumulative effect transition adjustment. The Company adopted the provisions of SAB 108 in its financial statements for the year ended December 31, 2006. The adoption of SAB 108 did not have a material effect on the Company's financial position, results of operations or cash flows.

     Fair Value Measurements. In September 2006, the Financial Accounting Standards Board ("FASB") issued SFAS No. 157 "Fair Value Measurements" ("SFAS 157"). SFAS 157 is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This statement does not require any new fair value measurements, but applies under other accounting pronouncements that require or permit fair value measurements. The Company is currently evaluating the accounting impact of SFAS 157 on the fair value measures that are recognized and/or disclosed in the Company's financial statements.

     Planned Major Maintenance Activities. In September 2006, the FASB issued Staff Position ("FSP") AUG AIR-1, "Accounting for Planned Major Maintenance Activities" ("FSP AUG AIR-1"). This FSP amends certain provisions in the American Institute of Certified Public Accountants Industry Audit Guide, "Audits of Airlines," and Accounting Principles Board ("APB") Opinion No. 28, "Interim Financial Reporting." FSP AUG AIR-1 prohibits the use of the currently-allowed accrue-in-advance method of accounting for planned major maintenance activities in annual and interim financial statements. This guidance is effective for the first fiscal period beginning after December 15, 2006. The Company follows the deferral method of accounting for drydocking costs, whereby actual costs incurred are deferred and are amortized on a straight-line basis over the period through the date the next drydocking is scheduled to become due. The deferral method of accounting continues to be permitted under FSP AUG AIR-1. Accordingly, the Company does not expect the adoption of FSP AUG AIR-1 to have any impact on the Company's financial statements.

     Hybrid Financial Instruments. In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments--an amendment of FASB Statements No. 133 and 140" ("SFAS 155"). SFAS 155 amends SFAS 133 and SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". SFAS 155 resolves issues addressed in SFAS 133 Implementation Issue No. D1, "Application of Statement 133 to Beneficial Interests in Securitized Financial Assets." SFAS 155 is effective for the Company for all financial instruments acquired or issued after January 1, 2007 and is not expected to have a material impact on the Company's financial statements.

     Minimum Revenue Guarantees. FASB Staff Position FIN45-3: "Application of FASB Interpretation No. 45 to Minimum Revenue Guarantees Granted to a Business or Its Owners" was issued in November 2005. This FSP amends FIN 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" to include in its scope a guarantee granted to a business or its owner(s) that the revenue of the business (or a specific portion of the business) for a specified period of time will be at least a specified amount. The FSP is effective for the Company for minimum revenue guarantees newly issued or modified on or after January 1, 2006. The adoption of the FSP did not have a material impact on the Company's financial statements for the year ended December 31, 2006. However, implementation of the FSP may result in amounts being recorded in the financial statements of the Company in the future if the Company enters into any revenue guarantees. The amount of any such impact will depend on the terms of any revenue guarantees entered into.

     Accounting Changes and Error Corrections. In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections" ("SFAS 154") which replaces APB No. 20, "Accounting Changes" and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements." This statement applies to all voluntary changes in accounting principle and changes resulting from adoption of a new accounting pronouncement that does not specify transition requirements. SFAS 154 requires retrospective application to prior periods' financial statements for changes in accounting principle unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS 154 was effective for the Company as of January 1, 2006. The adoption of SFAS 154 did not have a material impact on the Company's financial statements.

3.   Transactions with Related Parties:

     (a) Aegean Oil S.A. (the "Greek Subcontractor"): The Greek Subcontractor, owned and controlled by relatives of Mr. Dimitris Melisanidis, is a diversified energy group principally engaged in the downstream gasoline industry in Greece where it manages a network of approximately 450 service stations. The Greek Subcontractor is managed by a full-time executive team and has no common management with the Company. In addition to its principal operations, the Greek Subcontractor is also a licensed trader and physical supplier of marine petroleum products in Greece. On December 30, 1999 and as amended on September 25, 2000, the Company signed a Bunkering Supply and Representation Agreement with the Greek Subcontractor whereby the Greek Subcontractor undertakes to sell and deliver marine petroleum products in transit to the Company's nominated customer vessels within Greek territorial waters. Under the contract, the Greek Subcontractor sells the marine petroleum products to the Company at an amount equal to the Greek Subcontractor's purchase cost of the marine petroleum products from select Greek refineries, plus a margin.

          On April 1, 2005, this contract was terminated and superceded by a ten-year Marine Fuel Supply Service Agreement with the Greek Subcontractor. This contract stipulates that the Company and the Greek Subcontractor must transact for a minimum quantity of marine fuel per month, however neither party is required to transact for more than a maximum quantity of marine fuel per month. Under the contract, the Greek Subcontractor undertakes to sell the marine petroleum products to the Company at an amount equal to the Greek Subcontractor's purchase cost of the marine petroleum products from select Greek refineries, plus a margin. The margin will be reviewed and renegotiated annually between the parties. Payment of the Greek Subcontractor's invoices will be made within 30 calendar days from the date of receipt of the invoice. Penalties of 10% will be imposed on late payments. If requested, the Company undertakes to provide security to the Greek Subcontractor by way of a standby letter of credit or other mutually acceptable guarantee in relation to any outstanding balance from time to time. The agreement terminates on March 31, 2015 unless any of the following situations occur prior to the termination date: (i) The Greek Subcontractor's petroleum trading license terminates or is revoked by the Greek authorities, (ii) upon the breach by any party in the performance of any of its obligations, as defined in the agreement, (iii) upon the liquidation or bankruptcy of any party. The Company has a unilateral right to terminate the agreement by serving 12 months' written notice.

          During the years ended December 2004, 2005 and 2006, the Company purchased from the Greek Subcontractor marine petroleum products of $49,298, $99,417 and $155,022, respectively, all of which are included under cost of marine petroleum products sold in the accompanying combined and consolidated statements of operations. As of December 31, 2005 and 2006, the amounts due to the Greek Subcontractor were $13,376 and $19,203, respectively, and are included under trade payables to related companies in the accompanying consolidated balance sheets.

     (b) Aegean Shipping Management S.A. and certain vessel-owning companies (hereinafter collectively referred to as "Aegean Shipping"): Aegean Shipping is owned by relatives of Mr. Dimitris Melisanidis and is the owner and operator of an international shipping fleet including Aframax and Panamax product tankers which are chartered out in the international spot markets. Aegean Shipping is managed by a full-time executive team and has no common management with the Company. The Company's material transactions with Aegean Shipping are described as follows:

3.   Transactions with Related Parties: (Continued)

     (i) Aegean Shipping provides two of the Company's vessel-owning companies, Baldwin and Tanking, with a wide range of shipping services such as technical support and maintenance, insurance arrangement and handling, financial administration and accounting services, in exchange for a management fee. Management fees incurred by the Company for the years ended December 31, 2004, 2005 and 2006, amounted to $183, $182 and $223, respectively, and are separately disclosed in the accompanying combined and consolidated statements of operations.

     (ii) Prior to January 1, 2006, the Company time chartered (short-term) certain vessels of Aegean Shipping in order to meet increased levels of demand for its services at times when its own vessels were operating at full capacity, or for special situations. Vessel hire charges for the years ended December 31, 2004 and 2005 amounted to $2,436 and $518, respectively, and are separately disclosed in the accompanying combined and consolidated statements of operations.

     (iii) Aegean Shipping is a customer of the Company. It purchases marine fuel and lubricants, which it consumes during the voyages of its vessels. The Company's sales of marine fuel and lubricants to Aegean Shipping for the years ended December 31, 2004, 2005 and 2006, amounted to $7,645, $8,162 and $13,146, respectively, and are included under sales of marine petroleum products in the accompanying combined and consolidated statements of operations.

     (iv) On December 20, 2005, the Company purchased an 11,538 dwt (built in
          1982) double hull bunkering tanker Aegean Pride from Aegean Shipping for a price of $6,700, which was fully paid on that date. The price includes Aegean Shipping's initial purchase price of the vessel from an unrelated third party plus additional costs incurred by Aegean Shipping to convert the vessel into a bunkering tanker. The cost of this vessel is included under vessels, cost, in the accompanying consolidated balance sheets.

     (v) During the year ended December 31, 2006, the Company sold two newly-acquired second-hand tankers, Omega Af Donso and Trapper, to Aegean Shipping. These vessels were previously acquired by the Company from third-party sellers. No gain or loss was recognized by the Company on the sale of the vessels to Aegean Shipping.

          As of December 31, 2005 and 2006, the amounts due from Aegean Shipping were $6,693 and $162, respectively, and are included in due from related companies in the accompanying consolidated balance sheets.

(c) Golden Sun Marine Corp. ("Golden Sun"): Prior to June 1, 2005, the Company conducted business with Golden Sun, an investment and trading company in which Mr. Dimitris Melisanidis holds a controlling interest. During the years ended December 31, 2004 and 2005, the Company purchased from Golden Sun marine petroleum products of $7,150 and $5,161, respectively, all of which are included under cost of marine petroleum products sold in the accompanying combined and consolidated statements of operations. Effective June 1, 2005, the Company ceased purchasing marine petroleum products from Golden Sun and accordingly, during the year ended December 31, 2006, the Company did not purchase marine petroleum products from Golden Sun. As of December 31, 2005 and 2006, no amounts were due to Golden Sun.

(d) Leveret: As discussed in Note 1, Leveret is a personal holding company owned and controlled by Mr. Dimitris Melisanidis. During the years ended December 31, 2005 and 2006, Leveret provided the Company with short-term loan facilities, mainly in order to finance certain payments due under certain shipbuilding and supervision contracts (refer to Note 10). On December 18, 2006, the then-outstanding cumulative balance under these facilities was fully repaid with the proceeds of the 2006 IPO.

(e) General Maritime Corporation ("General Maritime"): Aegean's Chairman of the Board, Mr. Peter C. Georgiopoulos, also serves as Chairman, President and Chief Executive Officer of General Maritime which is a publicly-traded tanker company with shares listed on the New York Stock Exchange. During the year ended December 31, 2006, the Company's sales to General Maritime amounted to $1,695 which are included under sales of marine petroleum products in the accompanying combined and consolidated statements of operations. As of December 31, 2006, the amount due from General Maritime was $12 which is included in due from related companies in the accompanying consolidated balance sheets.

4.   Inventories:

     The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

                                              December 31,
                                    ---------------------------------
                                        2005                2006
                                    --------------      -------------
    Held for sale:
       Marine Fuel Oil                      4,416          21,535
       Marine Gas Oil                       1,587           7,972
                                    --------------      ----------
                                            6,003          29,507
                                    --------------      ----------
    Held for consumption:
       Marine fuel                            185             654
       Lubricants                             168             394
       Victuals                                28              79
                                    --------------      ----------
                                              381           1,127
                                    --------------      ----------
        Total                               6,384          30,634
                                    ==============      ==========

5.   Advances for Vessels Under Construction and Acquisitions:

     On February 6, 2005, as amended, the Company signed ten separate shipbuilding contracts with the Fujian Southeast Shipyard ("Fujian") for ten 3,800 dwt, double skin, double bottom, product oil tankers (Hull Numbers DN-3500-1 to 10). The construction price of each contract is $6,800 which is payable 10% in advance, 15% upon steel cutting, 15% upon keel-laying, 15% upon launching and 45% upon delivery and acceptance. Furthermore, on February 10, 2005, the Company signed ten separate contracts with an engineering firm for the design, building supervision, representation, procurement of machineries and supplies, and turn-key delivery of the ten product oil tankers. The price of each such contract is $1,550 which is payable 5% in advance, 10% upon steel cutting, 40% upon launching and 45% upon delivery and acceptance.

     On June 3, 2005, as amended, the Company signed two separate shipbuilding contracts with the Severnav Shipyard ("Severnav") for two 2,400 dwt, double skin, double bottom, product oil tankers with roll-on roll-off facilities for fuel trucks. The construction price of each contract is Euro 6,835,000 which is payable 10% upon effectiveness of the contract, 15% upon steel cutting, 15% upon keel-laying, 20% upon launching and 40% upon delivery and acceptance. Furthermore, on August 30, 2005, the Company signed two separate contracts with an engineering firm for the design, building supervision, representation, procurement of machineries and supplies, and turn-key delivery of the two product oil tankers. The price of each such contract is Euro 1,500,000 which is payable 5% in advance, 10% upon steel cutting, 40% upon launching and 45% upon delivery and acceptance.

     On January 13, 2006, the Company signed five separate shipbuilding contracts with the Qingdao Hyundai Shipbuilding Co. Ltd. ("Qingdao Hyundai") for five double skin, double bottom, 5,500 dwt class oil tankers (Hull Numbers QHS-220 to 224). The construction price of each contract is $9,400 which is payable 10% in advance, 20% upon steel cutting, 20% upon keel-laying, 25% upon launching and 25% upon delivery and acceptance. Furthermore, on February 24, 2006, the Company signed five separate contracts with an engineering firm for the design, building supervision, representation, procurement of machineries and supplies, and turn-key delivery of the five 5,500 dwt class oil tankers. The price of each such contract is $1,600, which is payable 5% in advance, 10% upon keel-laying, 40% upon launching and 45% upon delivery and acceptance.

     On October 18, 2006, the Company signed seven separate shipbuilding contracts with Qingdao Hyundai for seven double skin, double bottom, 5,500 dwt class oil tankers (Hull Numbers QHS-207 to 210 and QHS-215 to 217). The construction price of each contract is $10,000 which is payable 20% in advance, 20% upon steel cutting, 20% upon keel-laying, 20% upon launching and 20% upon delivery and acceptance. Furthermore, on October 19, 2006, the Company signed seven separate contracts with an engineering firm for the design, building supervision, representation, procurement of machineries and supplies, and turn-key delivery of the seven 5,500 dwt class oil tankers. The price of each such contract is $1,600, which is payable 5% upon steel cutting, 10% upon keel-laying, 40% upon launching and 45% upon delivery and acceptance.

     Interest on the advances paid by the Company in respect of these contracts is computed at the weighted average borrowing cost of the Company, for the duration of the construction period, and capitalized in advances for vessels under construction on the accompanying balance sheets. Total interest capitalized for the years ended December 31, 2005 and 2006 was $155 and $1,295, respectively.

     The amounts shown in the accompanying consolidated balance sheets include milestone payments relating to the shipbuilding contracts with the shipyards, milestone payments relating to the contracts with the engineering firm, and any material related expenses incurred during the construction periods capitalized in accordance with the accounting policy discussed in Note 2.

     As of December 31, 2006, the account, advances for vessels under construction and acquisitions, is analyzed as follows:

                                                                                  December 31, 2006
                                                                      ------------------------------------------
                                    Expected              Contract       Contract     Capitalized
        Vessel Name                 Delivery               Amount        Payments      Expenses       Total
    ---------------------  ---------------------------  ------------- ------------------------------------------
    Fujian Shipyard
         DN-3500-1                 April 2007              8,350           3,973          207       4,180
         DN-3500-2                August 2007              8,350           2,953          179       3,132
         DN-3500-3               September 2007            8,350           2,953          125       3,078
         DN-3500-4               November 2007             8,350           1,933           83       2,016
         DN-3500-5               December 2007             8,350           1,777           68       1,845
         DN-3500-6                 March 2008              8,350           1,777           37       1,814
         DN-3500-7                 April 2008              8,350             757           36         793
         DN-3500-8                 July 2008               8,350             757           60         817
         DN-3500-9                August 2008              8,350             757           60         817
         DN-3500-10               October 2008             8,350             757           60         817
    Severnav Shipyard
         N 2220000                  May 2007              10,830           2,202          134       2,336
         N 2230007                August 2007             10,779           3,698          134       3,832
    Qingdao Hyundai Shipyard
          QHS-207                December 2008            11,600           2,000            8       2,008
          QHS-208                 January 2009            11,600           2,000            8       2,008
          QHS-209                February 2009            11,600           2,000            8       2,008
          QHS-210                  March 2009             11,600           2,000            8       2,008
          QHS-215                   May 2009              11,600           2,000            9       2,009
          QHS-216                  July 2009              11,600           2,000            9       2,009
          QHS-217                 August 2009             11,600           2,000            9       2,009
          QHS-220                November 2007            11,000           2,900           61       2,961
          QHS-221                   May 2008              11,000           1,020           50       1,070
          QHS-222                 August 2009             11,000           1,020           51       1,071
          QHS-223                September 2009           11,000           1,020           51       1,071
          QHS-224                 October 2009            11,000           1,020           50       1,070
                                                         ---------    ----------     ----------- --------
                           Total                         241,309          45,274         1,505     46,779
                                                         =========    ==========     ==========  ========

    During the years ended December 31, 2005 and 2006, the movement of the account, advances for vessels under construction and acquisitions, was as follows:

                                                         Year Ended December 31,
                                                         ----------------------
                                                              2005        2006
                                                           ---------   --------
 Balance at beginning of period                                   -     12,803
 Advances for vessels under construction and related costs    11,383     35,396
 Payments for secondhand vessel acquisitions                   8,175     34,895
 Vessels delivered                                           (6,755)   (36,315)
                                                             --------  --------
Balance at end of period                                      12,803     46,779
                                                             ========  ========

5.  Advances for Vessels Under Construction and Acquisitions: (Continued)

    As of December 31, 2006, the remaining obligations under the construction and supervision contracts are payable as follows:

                      Amount
                      -------
    2007              77,337
    2008              76,878
    2009              41,820
                      -------
                      196,035
                      =======

     On March 31, 2005, as amended, in connection with the shipbuilding contracts entered into with Fujian, the Company entered into a call option agreement with Fujian for the construction and delivery of five 3,800 dwt, double skin, double bottom, product oil tankers. The Company has the right to exercise this option on or before the launching of the first of the ten product oil tankers. If the Company exercises this option, Fujian Southeast Shipyard is bound to sign new shipbuilding contracts for the five vessels for a total price of $34,750 ($6,950 each). No consideration was paid by the Company for the call option agreement.

     On June 3, 2005, in connection with the shipbuilding contracts entered into with Severnav, the Company entered into a call option agreement with Severnav for the design, construction and equipment of four 2,400 dwt, double skin, double bottom, product oil tankers with roll-on roll-off facilities for fuel trucks. The Company has the right to exercise the option on two of the vessels on or before the launching of the first of the firm product oil tankers mentioned above, and has the right to exercise the option on the two remaining vessels on or before the delivery and acceptance of the first of the firm product oil tankers mentioned above for a total price of Euro 26,240,000 (Euro 6,560,000 each). No consideration was paid by the Company for the call option agreement.

     On January 13, 2006, in connection with the shipbuilding contracts entered into with Qingdao Hyundai, the Company entered into a call option agreement with Qingdao Hyundai for the construction and delivery of four double skin, double bottom, 5,500 dwt class oil tankers. The Company has the right to exercise this option on or before the delivery of the first of the five 5,500 dwt class oil tankers mentioned above. If the Company exercises this option, Qingdao Hyundai is bound to sign new shipbuilding contracts for the four vessels for a total price of $38,200 ($9,550 each). No consideration was paid by the Company for the call option agreement.


6.   Vessels:

     The amounts in the accompanying consolidated balance sheets are analyzed as follows:

                                                    Accumulated
                                      Vessel Cost   Depreciation  Net Book Value
                                      -----------   ------------  --------------

Balance, December 31, 2004               40,773       (3,334)         37,439
- Vessels acquired and delivered          6,755             -          6,755
- Depreciation for the year                   -       (2,180)        (2,180)

Balance, December 31, 2005               47,528       (5,514)         42,014
- Vessels acquired and delivered         36,315             -         36,315
- Vessels sold                         (12,900)             -        (12,900)
- Depreciation for the year                   -       (4,148)         (4,148)
Balance, December 31, 2006               70,943       (9,662)         61,281

     On December 20, 2005, the acquired second-hand bunkering tanker, Aegean Pride I, was delivered to the Company at a total cost of $6,700. On May 3, 2006, the acquired second-hand bunkering tanker, Aegean XI, was delivered to the Company at a total cost of $8,214. On July 25, 2006, the acquired second-hand bunkering tanker, Aegean Force, was delivered to the Company at a total cost of $5,085. On September 5, 2006, the acquired floating storage facility, Fos, was delivered to the Company at a total cost of $10,116.

     During the year ended December 31, 2006, the Company purchased two second-hand tankers, Omega Af Donso and Trapper, from third-party sellers for a total amount of $12,900 and subsequently sold these tankers to Aegean Shipping. No gain or loss was recognized by the Company on the sale of these vessels.

     Cost of vessels at December 31, 2004, 2005 and 2006, includes $8,913, $8,913 and $8,747, respectively, of amounts not included in the contract price of the vessels but which were material expenses incurred upon acquisition and are capitalized in accordance with the accounting policy discussed in Note 2.

     As of December 31, 2006, all of the Company's vessels were in process of being mortgaged under the Company's Term Loan, Overdraft and Guarantee Facility Agreement dated December 19, 2006 (refer to Note 10).

7.   Other Fixed Assets:

     The amounts in the accompanying consolidated balance sheets are analyzed as follows:

                                                   Buildings   Other    Total
                                                   ---------   -----    -----

    Cost, December 31, 2004                          194          -       194
    - Additions                                      814        258     1,072
                                                   ------      ------   ------
    Cost, December 31, 2005                        1,008        258     1,266
    - Additions                                        -         83        83
                                                   ------      ------   ------
    Cost, December 31, 2006                        1,008        341     1,349
                                                   ------      ------   ------

    Accumulated depreciation, December 31, 2004        5          -         5
    - Depreciation expense                            15         31        46
                                                   ------      ------   ------
    Accumulated depreciation, December 31, 2005       20         31        51
    - Depreciation expense                            34         58        92
                                                   ------      ------   ------
    Accumulated depreciation, December 31, 2006       54         89       143
                                                   ------      ------   ------

    Net book value, December 31, 2004                189          -       189
                                                   ======      ======   ======
    Net book value, December 31, 2005                988        227     1,215
                                                   ======      ======   ======
    Net book value, December 31, 2006                954        252     1,206
                                                   ======      ======   ======


8.  Deferred Charges:

     The amounts in the accompanying consolidated balance sheets are analyzed as follows:

                                        Drydocking  Financing Costs      Total
                                        ----------  ---------------      -----

    Balance, December 31, 2004            1,413           86           1,499
    - Additions                             154          218             372
    - Amortization for the year           (636)         (18)           (654)
                                        --------     --------        --------
    Balance, December 31, 2005              931          286           1,217
    - Additions                          10,637          520          11,157
    - Amortization for the year         (1,684)        (171)         (1,855)
                                        --------     --------        --------
    Balance, December 31, 2006            9,884          635          10,519
                                        ========     ========        ========

     The amortization for drydocking costs is separately reflected in the accompanying combined and consolidated statements of operations. The amortization of financing costs is included in interest and finance costs in the accompanying combined and consolidated statements of operations.

9.   Prepayments and Other Current Assets:

     The amounts in the accompanying consolidated balance sheets are analyzed as follows:

                                                          December 31,
                                                   ---------------------------
                                                     2005           2006
                                                   ----------    ------------
    Prepaid vessel insurance                              65               63
    Other prepayments                                    760            2,598
                                                   ----------    ------------
        Total                                            825            2,661
                                                   ==========    ============


10.  Short-term Borrowings:

     As of December 31, 2005 and 2006, the Company's short-term borrowings consisted of the following:

                                                                  December 31,
                                                                ----------------
                     Borrower                                      2005    2006
        ----------------------------------------------------    --------  -----

(a)  Aegean                                                     35,000        -
(b)  AMP, the Manager and certain vessel-owning subsidiaries    23,595        -
(c)  AMP                                                         4,000        -
(d)  AMP                                                         2,000        -
(e)  AMP                                                         1,993        -
                                                                 ------    ----
                                        Total                   66,588        -
                                                                =======    ====

     (a) On October 3, 2005, Aegean borrowed $35,000 under a short-term credit facility with an international bank to finance Aegean's stock repurchase of 8% of the total then-issued and outstanding common stock of Aegean (refer to Note 17). The facility bears interest at LIBOR plus 0.45% and the weighted average interest rate (including the margin) during the years ended December 31, 2005 and 2006 was 4.56% and 5.52%, respectively. On December 20, 2006, the then-outstanding balance under this facility was fully repaid with the proceeds of the 2006 IPO.

     (b) During the years ended December 31, 2005 and 2006, AMP, the Manager and certain vessel-owning subsidiaries entered into short-term financing agreements with Leveret, mainly in order to partially finance the construction or acquisition costs of vessels and for working capital purposes. These loans are unsecured, bear no interest and are payable upon demand. On December 18, 2006, the then-outstanding cumulative balance under these facilities was fully repaid with the proceeds of the 2006 IPO.

     (c) On March 13, 2003, AMP entered into a one-year, renewable credit facility with a Greek bank for an aggregate amount of $4,000 to be used for the issuance of bank guarantees and/or for working capital purposes. During the year ended December 31, 2005, AMP drew down $4,000 under this credit facility. The facility bears interest at LIBOR plus 2.75% and the weighted average interest rate (including the margin) during the years ended December 31, 2005 and 2006 was 7.30% and 7.51%, respectively. On December 18, 2006, the then-outstanding balance under this facility was fully repaid with the proceeds of the 2006 IPO.

     (d) On December 23, 1999, AMP signed a one-year, renewable, secured overdraft and guarantee facility with an international bank for an aggregate amount of $3,000 to be used for the issuance of bank letters of guarantee and/or for an overdraft facility to be used for working capital purposes. As of December 31, 2005, the balance on the overdraft facility was $2,000. The overdraft facility bears interest at LIBOR plus 1.25% and the weighted average interest rate (including the margin) during the years ended December 31, 2004, 2005 and 2006 was 5.00%, 3.71% and 7.05%, respectively. On December 19, 2006, the then-outstanding balance under this facility was fully repaid with the proceeds of the 2006 IPO.

     (e) On October 23, 2003, AMP signed a one-year, renewable credit facility with a Greek bank for an aggregate amount of $3,000 to be used for the issuance of bank letters of guarantee and/or for an overdraft facility to be used for working capital purposes. As of December 31, 2005 and 2006, the balance on the overdraft facility was $1,993. The overdraft facility bears interest at LIBOR plus 1.50% and the weighted average interest rate (including the margin) during the years ended December 31, 2004, 2005 and 2006 was 3.50%, 5.43% and 6.84%, respectively. On
          December 19, 2006, the then-outstanding balance under this facility was fully repaid with the proceeds of the 2006 IPO.

     Total interest incurred on short-term borrowings for the years ended December 31, 2004, 2005 and 2006 amounted to $235, $900 and $2,839, respectively, and is included in interest expense and finance costs, in the accompanying combined and consolidated statements of operations.

     On December 19, 2006, Aegean and AMP, as co-borrowers, jointly and severally entered into a Term Loan, Overdraft and Guarantee Facility Agreement ("Senior Credit Facility") with an international bank for an amount of $183,400. The Senior Credit Facility will be used for working capital and general corporate purposes and to partially finance the construction costs of certain bunkering tankers. The overdraft and guarantee facilities under the Senior Credit Facility expire on December 19, 2008 while the term loan facility expires 12 years from the delivery date of each vessel.

     The revolving overdraft facility of up to $50,000 bears interest at LIBOR plus 1.25%. The multi-currency revolving guarantee and letter of credit facility of up to $100,000 charges a commission of 0.25% for documentary letters of credit, and of 0.625% for standby letters of credit. The term loan of up to $33,400 will be used to refinance the secured term loan dated February 10, 2006 with the same bank (refer to Note 11(c)). Under the term loan, each tranche, of $6,680, is available in four advances, as defined in the loan agreement. Each tranche is repayable in 48 consecutive quarterly installments, with the first 47 being in the amount of $140 each and the last installment being in the amount of $100. The first installment of each tranche is repayable three months after the date of drawdown of the respective delivery advance. The term loan bears interest at LIBOR plus 1.15%. Furthermore, a commitment fee is levied at a rate of 0.25% per annum.

     The Senior Credit Facility is mainly secured by a first priority mortgage on the Company's operational double hull tankers and an undertaking by the Company to provide a first priority mortgage on the Company's single hull tankers at the lender's request. Furthermore, the Senior Credit Facility is secured by a first priority assignment of the newbuilding contracts for hull numbers DN-3500-1, DN-3500-4, DN-3500-5, DN-3500-6 and DN-3500-7, and
     by a general assignment of the Company's trade receivables to be paid into an operating account held by the bank. The Senior Credit Facility contains certain covenants which include requirements to maintain the Company's listing on the New York Stock Exchange, to maintain vessel insurance policies, to maintain minimum security of 120% of the outstanding facility amount and to ensure that Mr. Dimitris Melisanidis controls at least 35% of the Company's outstanding common shares. Furthermore, the credit facility contains financial covenants requiring the Company to ensure that (i) consolidated book net worth, as defined, not be less than $150,000, (ii) consolidated leverage ratio, as defined, not to exceed 0.65-to-one, and
     (iii) consolidated liquid funds, as defined, not be less than $25,000.

     As of December 31, 2006, the Company had no amounts outstanding under this facility.

11.  Long-term Debt:

     The amounts in the accompanying consolidated balance sheets are analyzed as follows:

                                                                December 31,
                                                             -------------------
             Borrower(s)                                     2005         2006
             -----------                                     -------------------
       (a)   Ocean and Sea Global                             12,173     13,503
       (b)   Serifos, Kithnos, Santorini, Paros and Naxos      2,516      4,964
       (c)   Milos, Amorgos, Kimolos, Syros and Mykonos            -      4,175
       (d)   Eton, Benmore and Ingram                              -      2,350
       (e)   Tasman and Santon                                     -      1,504
       (f)   Kerkyra, Ithaki, Cephallonia, Paxoi,
               Zakynthos, Lefkas and Kythira                       -      7,000

       (g)   Tiffany and Sea Breezer Marine S.A.               8,037          -
       (h)   Clyde                                             1,800          -
       (i)   Aegean X                                          2,900          -
       (j)   Carmel and Evian                                    940          -
       (k)   Pontos                                            4,125          -
       (l)   Baldwin                                           1,170          -
       (m)   Aegean Investments                                  850          -
       (n)   Gibraltar Service Center                            137          -
                                                             --------  ---------
             Total                                           34,648     33,496
             Less: Current portion                           (3,987)      (833)
                                                             --------  ---------
             Long-term portion                                30,661     32,663
                                                             ========== ========

     (a) On October 26, 2005, as amended, Ocean and Sea Global, as co-borrowers, jointly and severally entered into a syndicated secured term loan with an international bank for an amount of Euro 13,300,000 to partially finance the construction costs of vessels N 2230007 and N 2220000 (two tranches of Euro 6,650,000 each). Each tranche is available in three advances, as defined in the loan agreement. Each tranche is repayable in 40 consecutive quarterly installments, with the first 12 being in the amount of Euro 150,000 each and the remaining 28 being in the amount of Euro 110,000 each, plus a balloon payment of Euro 1,770,000 payable with the last installment. The first installment of each tranche is repayable three months after the earlier of the date of actual delivery of the respective vessel or December 31, 2007.

          The loan bears interest at LIBOR plus 1.40% during each vessel's pre-delivery period and at LIBOR plus 1.30% during each vessel's post-delivery period. During the years ended December 31, 2005 and 2006, the weighted average interest rate (including the margin) was 3.91% and 4.33%, respectively, while at December 31, 2005 and 2006, the interest rate (including the margin) was 3.91% and 5.03%, respectively.

          The loan agreement contains financial covenants requiring the Company to ensure that book net worth shall not be less than $100,000; that the ratio of total liabilities to total assets shall not exceed 0.65-to-one; that the current ratio shall not be less than 1.25-to-one and that cash and cash equivalents exceed 50% of the current portion of long-term debt.

          As of December 31, 2005 and 2006, the outstanding balance of the loan was $12,173 (Euro 10,252,500) and $13,503 (Euro 10,252,500),
          respectively. The proceeds of the loan have been placed in interest bearing cash collateral accounts as security against standby letters of credit issued by the same bank to the shipyard, which are included under restricted cash in the accompanying consolidated balance sheets.

     (b) On August 30, 2005, as amended, Serifos, Kithnos, Santorini, Paros and Naxos, as co-borrowers, jointly and severally entered into a syndicated secured term loan with an international bank for an amount of $35,500 to partially finance the construction costs of vessels DN-3500-2, DN-3500-3, DN-3500-8, DN-3500-9 and DN-3500-10,
          respectively (five tranches of $7,100 each). Each tranche is available in seven advances, as defined in the loan agreement. Each tranche is repayable in 40 consecutive quarterly installments, with the first 30 being in the amount of $120 each and the remaining ten being in the amount of $110 each, plus a balloon payment of $2,400 payable with the last installment. The first installment of each tranche is repayable three months after the date of drawdown of the respective delivery advance.

          The loan bears interest at LIBOR plus 1.40% during each vessel's pre-delivery period and at LIBOR plus 1.30% during each vessel's post-delivery period. During the years ended December 31, 2005 and 2006, the weighted average interest rate (including the margin) was 5.90% and 6.57%, respectively, while at December 31, 2005 and 2006, the interest rate (including the margin) was 5.90% and 6.77%, respectively. As of December 31, 2005 and 2006, the outstanding balance of the loan was $2,516 and $4,964, respectively.

          The loan agreement contains financial covenants requiring the Company to ensure that book net worth shall not be less than $100,000; that the ratio of total liabilities to total assets shall not exceed 0.65-to-one; that the current ratio shall not be less than 1.25-to-one and that cash and cash equivalents exceed 50% of the current portion of long-term debt.

     (c) On February 10, 2006, Milos, Amorgos, Kimolos, Syros and Mykonos, as co-borrowers, jointly and severally entered into a secured term loan with an international bank for an amount of $33,400 to partially finance the construction costs of vessels DN-3500-1, DN-3500-4, DN-3500-5, DN-3500-6 and DN-3500-7, respectively (five tranches of $6,680 each). Each tranche is available in four advances, as defined in the loan agreement. Each tranche is repayable in 48 consecutive quarterly installments, with the first 47 being in the amount of $140 each and the last installment being in the amount of $100. The first installment of each tranche is repayable three months after the date of drawdown of the respective delivery advance.

          The loan bears interest at LIBOR plus 1.15% plus additional compliance costs. During the year ended December 31, 2006, the weighted average interest rate (including the margin) was 6.46%, while at December 31, 2006, the interest rate (including the margin) was 6.50%. As of December 31, 2006, the outstanding balance of the loan was $4,175. This loan will be refinanced by a term loan with the same bank under the Senior Credit facility (refer to Note 10).

     (d) On October 25, 2006, Eton, Benmore and Ingram, as co-borrowers, jointly and severally entered into a syndicated secured term loan with an international bank for an amount of $26,250 to partially finance the construction costs of vessels QHS-220, QHS-222 and QHS-223 (three tranches of $8,750 each). Each tranche is available in five advances, as defined in the loan agreement. Each tranche is repayable in 40 consecutive quarterly installments in the amount of $125 each, plus a balloon payment of $3,750 payable together with the last installment. The first installment of each tranche is repayable three months after the date of drawdown of the respective delivery advance.

          The loan bears interest at LIBOR plus 1.30% before delivery of each vessel and at LIBOR plus 1.1875% after such vessel's delivery. During the year ended December 31, 2006, the weighted average interest rate (including the margin) was 6.67%, while at December 31, 2006, the interest rate (including the margin) was 6.67%. As of December 31, 2006, the outstanding balance of the loan was $2,350.

     (e) On October 27, 2006, Tasman and Santon, as co-borrowers, jointly and severally entered into a secured term loan with a Greek bank for an amount of $17,600 to partially finance the construction costs of vessels QHS-221 and QHS-224 (two tranches of $8,800 each). Each tranche is available in five advances, as defined in the loan agreement. Each tranche is repayable in 40 consecutive quarterly installments in the amount of $154 each, plus a balloon payment of $2,640 payable together with the last installment. The first installment of each tranche is repayable three months after the date of delivery of the respective vessel.

          The loan bears interest at LIBOR plus 1.15% on the principal amount repayable in quarterly installments (for each tranche: $6,160) and at LIBOR plus 1.25% on the principal amount repayable in a balloon payment (for each tranche: $2,640). During the year ended December 31, 2006, the weighted average interest rate (including the margin) was 6.47%, while at December 31, 2006, the interest rate (including the margin) was 6.51%. As of December 31, 2006, the outstanding balance of the loan was $1,504.

     (f) On October 30, 2006, Kerkyra, Ithaki, Cephallonia, Paxoi, Zakynthos, Lefkas and Kythira, as co-borrowers, jointly and severally entered into a syndicated secured term loan with an international bank for an amount of $64,750 to partially finance the construction costs of vessels QHS-207, QHS-208, QHS-209, QHS-210, QHS-215, QHS-216 and
          QHS-217 (seven tranches of $9,250 each). Each tranche is available in five advances, as defined in the loan agreement. Each tranche is repayable in 40 consecutive quarterly installments in the amount of $125 each, plus a balloon payment of $4,250 payable together with the last installment. The first installment of each tranche is repayable three months after the date of drawdown of the respective delivery advance.

          The loan bears interest at LIBOR plus 1.15% before delivery of each vessel and at LIBOR plus 1.05% after such vessel's delivery. During the year ended December 31, 2006, the weighted average interest rate (including the margin) was 6.52%, while at December 31, 2006, the interest rate (including the margin) was 6.52%. As of December 31, 2006, the outstanding balance of the loan was $7,000.

     (g) On July 23, 2004, Tiffany and Sea Breezer Marine S.A. (a now dormant vessel-owning company), as co-borrowers, jointly and severally entered into a loan agreement with an international bank for an amount of $8,800 to partially finance the acquisition cost of the vessels Aegean Tiffany and Aegean Breeze I. During 2006, Sea Breezer Marine S.A. sold the Aegean Breeze I to Breeze and repaid its outstanding balance under this facility with the proceeds from the sale. The loan bears interest at LIBOR plus 1.25% and the weighted average interest rate (including the margin) during the years ended December 31, 2004, 2005 and 2006 was 3.11%, 4.54% and 6.33%, respectively, while at December 31, 2005, the interest rate (including the margin) was 5.49%. On December 20, 2006, the then-outstanding balance on this loan was fully repaid with the proceeds of the 2006 IPO.

     (h) On June 4, 2004, Clyde concluded a loan for an amount of $2,400 from a Greek bank to partially finance the acquisition cost of the vessel Aegean Tulip. The loan bears interest at LIBOR plus 1.75% and the weighted average interest rate (including the margin) during the years ended December 31, 2004, 2005 and 2006 was 3.46%, 5.01% and 6.78%,
          respectively, while at December 31, 2005, the interest rate (including the margin) was 6.20%. On December 20, 2006, the then-outstanding balance on this loan was fully repaid with the proceeds of the 2006 IPO.

     (i) On October 7, 2004, Aegean X concluded a loan for an amount of $3,500 from a Greek bank to partially finance the acquisition cost of the vessel Aegean X. The loan bears interest at LIBOR plus 1.5% and the weighted average interest rate (including the margin) during the years ended December 31, 2004, 2005 and 2006 was 3.56%, 4.80% and 6.57%,
          respectively, while at December 31, 2005, the interest rate (including the margin) was 5.62%. On December 20, 2006, the then-outstanding balance on this loan was fully repaid with the proceeds of the 2006 IPO.

     (j) On February 13, 2003, Carmel and Evian, as co-borrowers, jointly and severally entered into a loan agreement with an international bank for an amount of $2,500 to partially finance the acquisition cost of the vessels Aegean Rose and Aegean Daisy. The loan bears interest at LIBOR plus 1.375% and the weighted average interest rate (including the margin) during the years ended December 31, 2004, 2005 and 2006 was 2.83%, 4.67% and 6.41%, respectively, while at December 31, 2005, the interest rate (including the margin) was 5.74%. On December 20, 2006, the then-outstanding balance on this loan was fully repaid with the proceeds of the 2006 IPO.

     (k) On January 28, 2004, Pontos concluded a loan for an amount of $5,000 from an international bank to partially finance the acquisition cost of the vessel Aegean Flower. The loan bears interest at LIBOR plus 1.25% and the weighted average interest rate (including the margin) during the years ended December 31, 2004, 2005 and 2006 was 2.75%, 4.54% and 6.32%, respectively, while at December 31, 2005, the interest rate (including the margin) was 5.49%. On December 20, 2006, the then-outstanding balance on this loan was fully repaid with the proceeds of the 2006 IPO.

     (l) On November 28, 2002 and as amended on July 19, 2005, Baldwin concluded a loan for an amount of $4,000 from an international bank to partially finance the acquisition cost of the vessel Aegean Hellas. The loan bears interest at LIBOR plus 1.5% and the weighted average interest rate (including the margin) during the years ended December 31, 2004, 2005 and 2006 was 2.93%, 4.80% and 6.54%, respectively, while at December 31, 2005, the interest rate (including the margin) was 5.90%. On December 20, 2006, the then-outstanding balance on this loan was fully repaid with the proceeds of the 2006 IPO.

     (m) On June 24, 2005, Aegean Investments concluded a loan for an amount of $850 from an international bank to finance the acquisition cost of an office condominium in New Jersey. The loan bears interest at LIBOR plus 0.45%. On December 20, 2006, the then-outstanding balance on this loan was fully repaid with the proceeds of the 2006 IPO.

     (n) On October 20, 2003, the Gibraltar Service Center concluded a loan for an amount of Pounds Sterling (GBP) 92,000 from an international bank to partially finance the acquisition cost of an office in Gibraltar. The loan bears interest at the bank's base rate, as defined in the loan agreement, plus 2.25%. On December 20, 2006, the then-outstanding balance on this loan was fully repaid with the proceeds of the 2006 IPO.

     (o)  Other loans:

          On April 24, 2006, Breeze concluded a loan for an amount of $3,866 from an international bank to partially finance the acquisition cost of the vessel Aegean Breeze I. The loan bears interest at LIBOR plus 1.25%. On December 20, 2006, the then-outstanding balance on this loan was fully repaid with the proceeds of the 2006 IPO.

          On April 20, 2006, Carnaby, Baltic and Mare, as co-borrowers, jointly and severally entered into a term loan agreement with an international bank for an amount of $15,000 in order to partially finance the acquisition cost of the vessels Aegean Pride I, Aegean Force and Aegean XI, respectively. The loan bears interest at LIBOR plus 1.50%. On December 20, 2006, the then-outstanding balance on this loan was fully repaid with the proceeds of the 2006 IPO.

          On August 30, 2006, Tanking signed a loan agreement with an international bank for a term loan facility in an aggregate amount of $10,000 to partially finance the acquisition of the double hull Panamax tanker, the Fos. The facility bears interest at LIBOR plus 1.5%. On December 15, 2006, the then-outstanding balance on this loan was fully repaid with the proceeds of the 2006 IPO.

As of December 31, 2006, the outstanding vessel-financing loans (a) to (f) are generally collateralized as follows:

o First priority assignment of the shipbuilding contracts and first priority mortgages over the vessels (when completed);

o Assignments of insurance and earnings of the mortgaged vessels (when completed);

o    An undertaking from the vessels' manager.

The vessel-financing loan agreements contain ship finance covenants including restrictions as to changes in management and ownership of the vessels, additional indebtedness and mortgaging of vessels without the bank's prior consent as well as minimum requirements regarding the ratio of the market value of the relevant vessel to the outstanding loan amount and the ratio of the insured amount of the relevant vessel to the outstanding loan amount. In addition, the borrowing companies and/or their managers must maintain working capital accounts with the lending banks, as defined in the loan agreements. Furthermore, the vessel-owning subsidiary companies are not permitted to pay any dividends without the lenders' prior consent. The vessel-owning subsidiary companies with outstanding loans had restricted net assets amounting to $23,428 and $(1,694) as of December 31, 2005 and 2006, respectively.

As of December 31, 2006, all the Company's vessels-under-construction, having a total carrying value of $46,779, have been provided as collateral to secure the loans (a) to (f) discussed above.

Total interest incurred on long-term debt for the years ended December 31, 2004, 2005 and 2006 amounted to $447, $1,036 and $2,779, respectively, and is included in interest expense and finance costs in the accompanying combined and consolidated statements of operations. Accrued interest expense on long-term debt as of December 31, 2005 and 2006 amounted to $226 and $153, respectively, and is included in accrued and other current liabilities in the accompanying consolidated balance sheets.

The annual principal payments required to be made after December 31, 2006, are as follows:

                                               Amount
                                           ----------------
2007                                                   833
2008                                                 1,975
2009                                                 2,280
2010                                                 2,400
2011                                                 2,197
2012 and thereafter                                 23,811
                                           ----------------
                                                    33,496
                                           ================

12.  Commitments and Contingencies:

     (a) Long-term Supply Contracts: Prior to April 30, 2006, the Company was purchasing fuel in Gibraltar from the marine division of one of the oil majors ("Oil Major") under a long-term Fuel Purchase Agreement ("FPA") dated September 1, 2002, as amended on September 1, 2005. Under the FPA, the Oil Major supplies MFO and MGO at a price equal to average PLATTS prices plus a margin, subject to quarterly price reviews which may be instituted by either party. The contract stipulates that the seller is required to make available for sale a minimum quantity of marine fuel per month. Even though the Company is not required to purchase minimum quantities of marine fuel, the Company is required to pay a monthly throughput fee irrespective of the volumes of marine fuel purchased. This agreement was scheduled to expire on October 31, 2007. On April 30, 2006, upon the request of the Oil Major, the contract was terminated and the Company waived its right to all claims against the Oil Major afforded to it by the FPA. The termination of the FPA was due to the Oil Major's strategy to cease its operations in Gibraltar.

          On December 3, 2004, the Company signed an eight-year Fuel Purchase Agreement with a government refinery in Jamaica for the supply of mainly MFO and MGO at a price equal to average PLATTS prices plus a margin. The contract stipulates that the Company and refinery are not required to transact for more than a maximum quantity of marine fuel per month; however, by mutual agreement, the maximum quantity per month may be revised upwards. Invoices become due thirty calendar days from the date of delivery. Interest on overdue payments accrues at a rate equal to the local overdraft rate in Jamaica. This agreement expires on December 31, 2012.

          On April 1, 2005, the Company signed a ten-year Marine Fuel Supply Service Agreement with the Greek Subcontractor (refer to Note 3).

     (b) Standby Letters Of Credit: In the normal course of business, for certain suppliers, under certain long-term supply contracts, or under certain long-term construction contracts, the Company is required to post standby letters of credit in order to secure lines of credit. As of December 31, 2006, the total outstanding standby letters of credit amounted to $35,231. The Company has not defaulted on payment of any of its accounts payable so as to cause any of the issuers of the standby letters of credit to settle the Company's accounts payable on the Company's behalf. All the standby letters of credit expire during 2007. The Company expects to extend the validity date of these instruments throughout the duration of the Company's contractual or operating relationships with the respective suppliers.

     (c) Environmental and Other Liabilities: The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the Company's exposure. Currently, management is not aware of any such claims or contingent liabilities for which a provision should be established in the accompanying combined and consolidated financial statements. The Company's Protection and Indemnity ("P&I") insurance policies cover third-party liability and other expenses related to injury or death of crew, passengers and other third parties, loss or damage of cargo, claims arising from collisions with other vessels, damage to other third-party property, and pollution arising from oil or other substances. The Company's coverage under the P&I insurance policies, except for pollution, is unlimited. Coverage for pollution is $1 billion per vessel per incident.

     (d) Legal Matters: On November 30, 2005, an unrelated third party filed a declaratory action against the Company before the First Instance Court of Piraeus. The plaintiff asserts that he was instrumental in the negotiation of the Company's eight-year Fuel Purchase Agreement with a government refinery in Jamaica, and seeks a judicial affirmation of his alleged contractual right to receive a commission of $1 per metric ton over the life of that contract, which as per the plaintiff's calculation, amounts to $10,080 over a period of 12 years. In 2007, the Court of First Instance ruled that the claim is maritime-related and not within its jurisdiction. Accordingly, the claim was referred to the Maritime Disputes Division of the Court of First Instance in Piraeus. The case was re-scheduled to be heard on October 30, 2007. The Company believes that this claim is unwarranted and lacking in merit, and management is confident that the Company will not incur a material loss in connection with this lawsuit.

          Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of business. In addition, losses may arise from disputes with charterers and agents and insurance and other claims with suppliers relating to the operations of the Company's vessels. Currently, management is not aware of any such claims or contingent liabilities or for which a provision should be established in the accompanying combined and consolidated financial statements.

13.  Other Operating Expenses:

     The amounts in the accompanying combined and consolidated statements of operations are analyzed as follows:


                                                        Year Ended December 31,
                                                 -------------------------------
                                                    2004        2005     2006
                                                   -------    --------  --------
Vessel voyage expenses                            5,263        3,334     6,573
Vessel insurance                                    899        1,309     1,647
Vessel repairs and maintenance                      545        2,528     2,105
Vessel spares and consumable stores                 937        1,451     1,569
Vessel consumption of marine petroleum products   1,165        1,732     3,933
Storage costs                                         -            -     2,101
Provision for doubtful accounts                   (100)          129       412
Other                                             3,639        6,146     7,357
                                                 -------     --------   -------
    Total                                        12,348       16,629    25,697
                                                 =======     ========   =======

14.  Interest and Finance Costs:

     The amounts in the accompanying combined and consolidated statements of operations are analyzed as follows:


                                                        Year Ended December 31,
                                                      -------------------------
                                                      2004       2005     2006
                                                      -------  -------- -------
Interest on long-term debt                             447      1,036     2,779
Interest on short-term borrowings                      235        900     2,839
Amortization of financing fees                         133         18       171
Bank commissions, commitment fees and other charges    129        548       713
Capitalized interest (Notes 5 and 10)                    -      (155)   (1,295)
                                                      -----    -------  -------
     Total                                             944      2,347     5,207
                                                      ======   =======  =======


15.  Postponement of Initial Public Offering:

     On November 17, 2005, the Company filed a Registration Statement on Form F-1 with the Securities and Exchange Commission for an initial public offering of 10,000,000 shares of its common stock. Subsequently, within the first quarter of 2006, the Company temporarily postponed the IPO. In accordance with SAB Topic 5A, during the year ended December 31, 2006, the Company has written off all previously-deferred costs in connection with the offering of $1,588, which are separately presented in the combined and consolidated statement of operations for year ended December 31, 2006.


16.  Equity Incentive Plan:

     On November 2, 2006, the Company's board of directors adopted the 2006 Equity Incentive Plan ("2006 Plan"), under which the Company's officers, key employees and directors are eligible to receive stock-based incentive awards including restricted stock, restricted stock units (with or without dividend equivalents), unrestricted stock, at-the-money nonqualified stock options and stock appreciation rights. The 2006 Plan is administered by the Compensation Committee of the Company's board of directors and the aggregate number of shares of common stock reserved under this plan is 4,053,500. The Company's board of directors may terminate the 2006 Plan at any time. The 2006 Plan expires ten years from the date of adoption.

     Effective November 2, 2006, the Company adopted the provisions of SFAS No. 123, "Share-Based Payment" (SFAS 123R"). The Company measures stock-based compensation cost at grant date, based on the estimated fair value of the award which is determined by the closing price of the Company's common stock traded on the NYSE on the grant date, and recognizes the cost as expense on a straight-line basis (net of estimated forfeitures) over the employee requisite period. The expense is recorded in salaries, wages and related costs in the accompanying combined and consolidated statements of operations. Aegean is incorporated in a non-taxable jurisdiction and accordingly, no deferred tax assets are recognized for these stock-based incentive awards.

     On December 13, 2006, the Company made grants of restricted common stock in the amount of 107,143 shares to a certain officer of the Company. The restricted shares vest, and the restrictions lapse, with respect to each 20% lot of these shares, on December 13, 2007 and on December 13 of each of the four years thereafter. The foregoing grant is subject to accelerated vesting upon certain circumstance set forth in the 2006 Plan.

     The following table summarizes the status of the Company's unvested restricted stock outstanding for the year ended December 31, 2006 (in thousands, except for weighted average grant date fair value):

                                   Unvested Restricted   Weighted Average Grant
                                          Stock              Date Fair Value
                                   -------------------    ---------------------
     At December 31, 2005                   -                         -
     Granted                              107                      15.75
                                   -----------
     At December 31, 2006                 107                      15.75
                                   ===========


16.  Equity Incentive Plan: (Continued)

     The grant-date fair value of the restricted stock awarded on December 13, 2006 was $15.75 per share. Total compensation cost of $38 was recognized and included under salaries, wages and related costs in the accompanying combined and consolidated statement of operations for the year ended December 31, 2006.

     As of December 31, 2006, there was $1,650 of total unrecognized compensation cost related to non-vested restricted stock awards. This unrecognized compensation cost at December 31, 2006, is expected to be recognized as compensation expense over a weighted average period of 3.0 years as follows:

                                     Amount
                                     ---------
     2007                                754
     2008                                426
     2009                                259
     2010                                147
     2011                                 64
                                       ------
                                       1,650
                                       ======

17.  Common Stock and Additional Paid-In Capital:

     Authorized Capital
     ------------------

     Aegean was formed on June 6, 2005, under the laws of the Marshall Islands. Aegean's authorized common and preferred stock since inception consisted of 100,000,000 common shares (all in registered form), par value $0.01 per share and 25,000,000 preferred shares (all in registered form), par value $0.01 per share. The holders of the common shares are entitled to one vote on all matters submitted to a vote of stockholders and to receive all dividends, if any. The Company's board of directors shall have the authority to establish such series of preferred stock and with such designations, preferences and relative, participating, optional or special rights and qualifications, limitations or restrictions as shall be stated in the resolutions providing for the issue of such preferred stock.

     Share Issuance and Repurchase
     -----------------------------

     On June 8, 2005, Aegean issued 30,472,827 common shares (as restated for the split-ups of common stock, described below), with a $0.01 par value per share, to Leveret and Leveret contemporaneously contributed its direct and indirect ownership in the companies described in Note 1 to Aegean. On October 3, 2005, Aegean acquired from Leveret 8% of the total then-issued and outstanding common stock of Aegean, representing the entire interests in Leveret of members of Mr. Dimitris Melisanidis' family (other than Mr. Melisanidis himself) for a price of $35,000. Those shares were cancelled upon repurchase, in accordance with a resolution of the board of directors of Aegean. The repurchased shares represented the entire beneficial ownership of those members of Mr. Melisanidis' family. The excess of the purchase price over the par value of the acquired shares is reflected first as a deduction from additional paid-in capital and, upon exhaustion of the balance of additional paid-in capital, as a deduction from retained earnings.

     Stock Split-ups
     ---------------

     On November 14, 2005, Aegean effected a stock split-up in the form of a dividend. The stock dividend declared and paid, of 22,249,080 shares of Aegean's common stock, was distributed to Aegean's sole shareholder, Leveret. On November 21, 2006, Aegean effected a stock split-up in the form of a dividend. The stock dividend declared and paid, of 5,785,000 shares of Aegean's common stock, was distributed to Aegean's shareholders as of that date, on a pro-rata basis.

     The combined and consolidated financial statements for all periods presented give retroactive effect to the above-described share issuance and split-ups of common shares.

     Initial Public Offering
     -----------------------

     In December 2006, the Company completed its initial public offering in the United States under the United States Securities Act of 1933, as amended. In this respect, 14,375,000 shares of common stock at par value $0.01 were issued for $14.00 per share. The proceeds of the initial public offering, net of underwriting commissions of $14,088, and net of offering expenses of $1,953, amounted to $185,209.

     Dividends
     ---------

     The Company declared and paid dividends of $8,444, $1,509 and $4,000 during the years ended December 31, 2004, 2005 and 2006, respectively.

     Capital Contributions
     ---------------------

     The amounts presented in the accompanying consolidated balance sheets as additional paid-in capital comprise (i) payments made by the stockholders at various dates to finance vessel acquisitions in excess of the amounts of bank loans obtained and advances for working capital, (ii) the estimated value of certain incidental employee services provided to the Company by certain related companies for no consideration, (iii) an allocation of costs for office services historically shared with and the use of office equipment owned by related companies, and (iv) the difference between the par value of the shares issued in the initial public offering in December 2006 and the net proceeds obtained for those shares.


18.  Earnings Per Common Share:

     The computation of basic earnings per share is based on the weighted average number of common shares outstanding during the year. The computation of diluted earnings per share assumes the granting of unvested restricted stock awards (refer to Note 16), for which the assumed proceeds upon grant are deemed to be the amount of compensation cost attributable to future services and not yet recognized using the treasury stock method, to the extent dilutive.

     The components of the calculation of basic earnings per common share and diluted earnings per common share are as follows:


                                                                 Year Ended December 31,
                                                         ------------------------------------------
                                                          2004                2005             2006
                                                         ------------    ------------     ---------
    Basic and diluted income
    available to common stockholders                        $17,617         $21,475          $24,225
                                                         ------------    ------------      ---------

    Basic weighted average number
    of common shares outstanding                         30,472,827      29,878,398       28,954,521
                                                         ------------    ------------     ----------

    Add: Dilutive effect of unvested restricted stock              -               -             101

    Diluted weighted average number
    of common shares outstanding                         30,472,827      29,878,398       28,954,622
                                                         ------------    ------------     ----------

    Basic earnings per common share                            $0.58           $0.72           $0.84
                                                         ============    ============     ==========
    Diluted earnings per common share                          $0.58           $0.72           $0.84
                                                         ============    ============     ==========

19. Income Taxes:

    The principal operating entity of the Company, AMP, is incorporated in the Republic of Liberia. Under regulations promulgated by the Liberian Ministry of Finance, because AMP is considered a non-resident domestic corporation, it is not required to pay any tax or file any report or return with the Republic of Liberia in respect of income derived from its operations outside of the Republic of Liberia. The Liberian Ministry of Justice has issued an opinion that these regulations are valid.

     AMP has a branch office established in Greece. Under the laws of Greece, and in particular Greek Law 3427/2005 which amended, replaced and supplemented provisions of Law 89/1967 as of January 1, 2006, AMP is taxed on a cost plus basis (5%) on expenses incurred by its branch office in Greece. Furthermore, AMP is exempt from Greek income tax, as well as any other tax, charge or contribution in favor of the Greek State or any third party, on income derived from all its transactions worldwide in petroleum products, lubricants and similar commodities, the object of which lies outside of Greece.

     Generally, under the laws of the countries of the vessel-owning companies' and the Manager's incorporation and/or vessels' registration, the vessel-owning companies and the Manager are not subject to tax on shipping income. However, the vessel-owning companies are subject to registration and tonnage taxes, which have been included in other operating expenses in the accompanying combined and consolidated statements of operations.

    During the years presented, the Company is subject to statutory corporate income tax in relation to its subsidiaries incorporated or operating in taxable jurisdictions. The Company provided for current income taxes of $6, $24 and $2 for the years ended December 31, 2004, 2005 and 2006, respectively, which is separately reflected in the accompanying combined and consolidated statements of operations.


20.  Business Segments and Geographical Information:


     The Company is primarily a physical supplier in the downstream marine petroleum products industry. Marine petroleum products mainly consist of different classifications of marine fuel oil, marine gas oil and lubricants.

     The Company cannot and does not identify expenses, profitability or other financial performance measures by type of marine petroleum product supplied, geographical area served, nature of services performed or on anything other than on a consolidated basis (although the Company is able to segregate revenues on these various bases). As a result, management, including the chief operating decision maker, reviews operating results on a consolidated basis only. Therefore, the Company has determined that it has only one operating segment.

     Information concerning the Company's total sales of marine petroleum products is presented as follows, attributed based on the point-of-delivery geographical location of the customer vessels:


                                                 Year Ended December 31,
                                       -----------------------------------------
                                         2004             2005         2006
                                       ------------    ------------    ---------
    Greece                                  97,204         125,540      167,061
    United Arab Emirates                    64,828         130,459      180,453
    Gibraltar                               74,657         152,372      240,412
    Jamaica                                      -          77,385      147,211
    Singapore                                    -               -       39,496
    Other                                   10,747          19,849       16,024
                                       ------------    ------------    ---------
         Total                             247,436         505,605      790,657
                                       ============    ============    =========

     The Company's long-lived assets mainly consist of bunkering tankers, which are positioned across the Company's existing territories and which management, including the chief operating decision maker, reviews on a periodic basis and reposition among the Company's existing or new territories to optimize the vessel per geographical territory ratio. The Company's vessels operate within or outside the territorial waters of each geographical location and, under international law, shipping vessels usually fall under the jurisdiction of the country of the flag they sail. The Company's vessels are not permanently located within particular territorial waters and the Company is free to mobilize all its vessels worldwide at its own discretion.

     The following disclosure of the locations of long-lived assets is based on the physical locations of the assets as of the dates shown. These locations are not necessarily indicative of the territories that have jurisdiction over such assets:

                                          As of December 31,
                                    -------------------------------
                                        2005              2006
                                    -------------     -------------
    Gibraltar                              6,195            23,492
    United Arab Emirates                  21,750            14,572
    Jamaica                                9,737            14,071
    Singapore                                 71             5,656
    United States of America                 810               785
    Greece                                   524               123
    International waters                   4,142             3,788
                                    -------------     -------------
       Total                              43,229            62,487
                                    =============     =============


21.  Subsequent Events:

     On February 9, 2007, the Company signed a Memorandum of Agreement with a third-party seller for the purchase of a Liberian-flagged 67,980 dwt (built in 1983) double hull Panamax tanker which it intends to position at one of its ports as a floating storage facility. The purchase price of this vessel is $11,750 of which a 10% advance payment of $1,175 was paid to the seller on February 12, 2007. The remainder of the purchase price was paid upon delivery of the vessel, February 20, 2007.

     On February 9, 2007, the Company signed a Memorandum of Agreement with a third-party purchaser to sell the Aegean Hellas at a price of $8,791. On February 14, 2007, the Company received a 20% advance payment, of $1,758. The sale is expected to be completed upon the delivery of the vessel to the purchaser which is expected within April 2007.

     On February 27, 2007, the Company made grants of 109,167 shares of restricted common stock to certain employees of the Company under the 2006 Plan. The restricted shares vest, and the restrictions lapse, with respect to each 25% lot of these shares, on February 27, 2008 and on February 27 of each of the three years thereafter. The grant-date fair value of the restricted stock awarded on February 27, 2007 was $14.06 per share.

                                   SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

                                         AEGEAN MARINE PETROLEUM NETWORK INC.




                                         By:  /s/ E. Nikolas Tavlarios
                                              -----------------------------
                                                  Name:  E. Nikolas Tavlarios
                                                  Title: President
Date: May 24, 2007