Form 20-F
period 2007-12-31
AEGEAN MARINE PETROLEUM NETWORK INC.
filed 2008-04-07
CIK 1344376

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________________ to _________________

OR

[ ]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _________________

Commission file number 001-33179

AEGEAN MARINE PETROLEUM NETWORK INC.
(Exact name of Registrant as specified in its charter)

(Translation of Registrant’s name into English)

The Republic of the Marshall Islands
(Jurisdiction of incorporation or organization)

42 Hatzikyriakou Avenue, Piraeus 185 38 Athens, Greece
(Address of principal executive offices)

Securities registered or to be registered pursuant to section 12(b) of the Act.

Title of each class	Name of each exchange on which registered

Common stock, par value $0.01 per share	New York Stock Exchange

Securities registered or to be registered pursuant to section 12(g) of the Act.

NONE
(Title of class)
* Not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

NONE
(Title of class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

42,688,510 shares of common stock, par value $0.01 per share.

Indicate by check mark if the registrant is well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes	No	X

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes	No	X

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes	X	No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [_]	Accelerated filer [X]
Non-accelerated filer (Do not check if a smaller reporting company) [_]	Smaller reporting company [_]

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17	X	Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes	No	X

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

Aegean Marine Petroleum Network Inc., or the Company, desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. This report and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. When used in this report, the words “anticipate,” “believe,” “expect,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” and similar expressions identify forward-looking statements.

The forward-looking statements in this report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Important assumptions relating to the forward-looking statements include, among other things, assumptions regarding demand for our products, the cost and availability of refined marine fuel from suppliers, pricing levels, the timing and cost of capital expenditures, competitive conditions, and general economic conditions. These assumptions could prove inaccurate.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

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

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

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

A. Selected Financial Data

	For the Year Ended December 31,
	2003	2004	2005	2006	2007

	(in thousands of U.S. dollars, except for share and per share data which are presented in U.S. dollars)
Income Statement Data:
Sales of marine petroleum products	210,953	247,436	505,605	790,657	1,345,849
Voyage revenues	8,100	14,983	10,450	11,639	5,758
Other revenues	1,126	593	1,275	1,516	1,266
Total revenues	220,179	263,012	517,330	803,812	1,352,873
Cost of marine petroleum products sold	191,540	222,439	464,801	728,637	1,251,712
Salaries, wages and related costs	3,581	5,052	8,958	12,871	24,363
Vessel hire charges	3,390	2,436	518	-	-
Depreciation	809	1,546	2,226	4,240	6,373
Amortization of drydocking costs	240	386	636	1,684	3,172
Amortization of concession agreement	-	-	-	-	52
Management fees	513	183	182	223	54
Gain on sale of vessel	-	-	-	-	(2,693)
Other operating expenses	9,043	12,348	16,629	25,697	39,042
Operating income	11,063	18,622	23,380	30,460	30,798
Write-off of deferred offering costs (1)	-	-	-	(1,588)	-
Interest and finance costs	(425)	(944)	(2,347)	(5,207)	(3,473)
Interest income	90	13	70	976	1,990
Foreign exchange gains (losses), net	(78)	(68)	396	(414)	(1,569)
Income taxes	(6)	(6)	(24)	(2)	(8)
Net income	10,644	17,617	21,475	24,225	27,738

Basic earnings per share (2)	0.35	0.58	0.72	0.84	0.65
Diluted earnings per share (2)	0.35	0.58	0.72	0.84	0.65
Weighted average number of shares, basic (2)	30,472,827	30,472,827	29,878,398	28,954,521	42,417,111
Weighted average number of shares, diluted (2)	30,472,827	30,472,827	29,878,398	28,954,622	42,505,704
Dividends declared per share (2)	0.24	0.28	0.05	0.14	0.01

	As of and for the Year Ended December 31,

	2003	2004	2005	2006	2007

	(in thousands of U.S. dollars, unless otherwise stated)
Balance Sheet Data:
Cash and cash equivalents	1,872	3,280	7,602	82,425	1,967
Total assets	39,558	78,573	161,359	315,877	566,957
Total debt	13,896	26,689	101,236	33,496	208,031
Total liabilities	33,968	54,112	151,832	100,878	323,232
Total stockholders’ equity	5,590	24,461	9,527	214,999	243,725

Other Financial Data:
Gross spread on marine petroleum products (3)	19,413	24,997	40,804	62,020	89,671
Gross spread per metric ton of marine fuel sold (U.S. dollars) (3)	17.3	21.1	23.2	26.0	25.9
Net cash provided by (used in) operating activities	4,206	17,333	1,475	17,064	(128,128)
Net cash used in investing activities	4,132	29,360	34,973	55,190	124,692
Net cash provided by financing activities	1,366	13,435	37,820	112,949	172,362

Operating Data:
Sales volume of marine fuel (metric tons) (4)	1,109,887	1,169,430	1,746,377	2,367,289	3,437,269
Number of service centers, end of period (5)	3.0	3.0	4.0	5.0	6.0
Number of operating bunkering tankers, end of period (6)	4.0	9.0	10.0	12.0	17.0
Average number of operating bunkering tankers (6)(7)	3.7	6.8	9.0	11.1	13.5

(1)
On November 17, 2005, we filed a registration statement on Form F-1 in connection with an initial public offering of 10,000,000 shares of our common stock. In early 2006, we postponed further activities in connection with that offering. Accordingly, during the year ended December 31, 2006, we wrote off $1.6 million, representing all deferred costs incurred in connection with that offering.

(2)	Amounts give effect to the 1.26-for-one stock split effected November 21, 2006 and the 24,184.783-for-one stock split effected November 14, 2005.

(3)
Gross spread on marine petroleum products represents the margin that we generate on sales of marine fuel and lubricants. We calculate gross spread on marine petroleum products by subtracting from sales of marine petroleum products the cost of marine petroleum products sold and any cargo transportation costs. For arrangements in which we physically supply marine petroleum products using our bunkering tankers, costs of marine petroleum products sold represents amounts paid by us for marine petroleum products sold in the relevant reporting period. For arrangements in which marine petroleum products are purchased from our related company, Aegean Oil S.A., or Aegean Oil, cost of marine petroleum products sold represents the total amount paid by us to the physical supplier for marine petroleum products and their delivery to our customers.  For arrangements in which we purchase cargos for our floating storage facilities, cargo transportation costs are either included in the purchase price of marine fuels that we paid to the supplier or paid separately by us to a third-party transportation provider.

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

	For the Year Ended December 31,

	2003	2004	2005	2006	2007

	(in thousands of U.S. dollars, unless otherwise stated)

Gross spread on marine petroleum products	19,413	24,997	40,804	62,020	89,671
Less: Sales of lubricants	(1,500)	(3,471)	(3,824)	(6,628)	(7,313)
Add: Cost of lubricants sold	1,300	3,097	3,560	6,173	6,777
Gross spread on marine fuel	19,213	24,623	40,540	61,565	89,135

Sales volume of marine fuel (metric tons)	1,109,887	1,169,430	1,746,377	2,367,289	3,437,269

Gross spread per metric ton of marine fuel sold (U.S. dollars)	17.3	21.1	23.2	26.0	25.9

The following table reconciles our gross spread on marine petroleum products sold to the most directly comparable GAAP measure, operating income, for all periods presented:

	For the Year Ended December 31,

	2003	2004	2005	2006	2007

	(in thousands of U.S. dollars)

Gross spread on marine petroleum products	19,413	24,997	40,804	62,020	89,671
Add: Voyage revenues	8,100	14,983	10,450	11,639	5,758
Add: Other revenues	1,126	593	1,275	1,516	1,266
Add: Gain on sale of vessel	-	-	-	-	2,693
Less: Salaries, wages and related costs	(3,581)	(5,052)	(8,958)	(12,871)	(24,363)
Less: Vessel hire charges	(3,390)	(2,436)	(518)	-	-
Less: Depreciation	(809)	(1,546)	(2,226)	(4,240)	(6,373)
Less: Amortization	(240)	(386)	(636)	(1,684)	(3,224)
Less: Management fees	(513)	(183)	(182)	(223)	(54)
Less: Other operating expenses	(9,043)	(12,348)	(16,629)	(25,697)	(39,042)
Add: Cargo transportation costs	-	-	-	-	4,466
Operating income	11,063	18,622	23,380	30,460	30,798

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

Gross spread on marine petroleum products and gross spread per metric ton of marine fuel sold should not be considered as alternatives to operating income, net income or other GAAP measures and may not be comparable to similarly titled measures of other companies. Gross spread on marine petroleum products and gross spread per metric ton of marine fuel sold do not reflect certain direct and indirect costs of delivering marine petroleum products to our customers (such as crew salaries, vessel depreciation, storage costs, other vessel operating expenses and overhead costs) or other costs of doing business.

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

(4)
The sales volume of marine fuel is the volume of sales of various classifications of marine fuel oil, or MFO, and marine gas oil, or MGO, for the relevant period and is denominated in metric tons. We do not utilize the sales volume of lubricants as an indicator. The sales volume of marine fuel includes the volume of sales made to the United States Navy, which individually accounted for approximately 25%, 24% and 3% of our total revenues for the years ended December 31, 2003, 2004 and 2005, respectively. Sales to the United States Navy comprised less than 1% of our total revenues for the years ended December 31, 2006 and 2007.

(5)
The number of service centers includes our physical supply operations in the United Arab Emirates, Gibraltar, Jamaica, Singapore and Northern Europe, as well as Greece, where we conduct operations through our related company, Aegean Oil. The number of service centers is an indicator of the geographical distribution of our operations and affects both the amount of revenues and expenses that we record during a given period. We commenced physical supply operations in Singapore on June 2, 2006. We acquired our service center in Northern Europe on October 9, 2007.

(6)
This data does not include our recently-sold Aframax tanker, the Aegean Hellas, our two Panamax tankers, the Fos and the Ouranos and our recently-purchased Aframax tanker, the Leader. We used the Aegean Hellas as an ocean-going tanker and currently use the Fos, the Ouranos and the Leader as floating storage facilities.

(7)
Average number of operating bunkering tankers is the number of operating bunkering tankers in our fleet for the relevant period, as measured by the sum of the number of days each bunkering tanker was used as a part of our fleet during the period divided by the cumulative number of calendar days in the period multiplied by the number of operating bunkering tankers at the end of the period.

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

A principal focus of our strategy is to grow by expanding our business. Our future growth will depend on a number of factors which include our ability to:

•	increase our fleet of bunkering and specialty tankers;

•	identify suitable markets for expansion;

•	consummate vessel acquisitions;

•	integrate acquired vessels successfully with our existing operations;

•	obtain required financing for our existing and new operations and business lines;

•	hire, train and retain qualified personnel to manage and operate our growing business and fleet;

•	improve our operating and financial systems and controls;

•	maintain or improve our credit control procedures;

•	obtain and maintain required governmental authorizations, licenses and permits for new and existing operations;

•	provide timely service at competitive prices; and

•	attract and retain customers.

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

Businesses we may acquire in the future will expose us to increased operating risks.

As part of our growth strategy, we intend to explore acquisition opportunities of marine fuel supply and complementary businesses. This expansion could expose us to additional business and operating risks and uncertainties, including:

•	the ability to effectively integrate and manage acquired businesses;

•	the ability to realize our investment in the acquired businesses;

•	the diversion of management's time and attention from other business concerns;

•	the risk of entering markets in which we may have no or limited direct prior experience;

•	the potential loss of key employees of the acquired businesses;

•	the risk that an acquisition could reduce our future earnings; and

•	exposure to unknown liabilities.

Although our management will endeavor to evaluate the risks inherent in any particular transaction, we cannot assure you that we will properly ascertain all such risks. In addition, future acquisitions could result in the incurrence of substantial additional indebtedness and other expenses. Future acquisitions may also result in potentially dilutive issuances of equity securities and may affect the market price of our common shares. Difficulties encountered with acquisitions may have a material adverse effect on our business, financial condition and results of operations.

We may not be able to obtain financing for our growth or to fund our future capital expenditures, which could negatively impact our results of operations, financial condition and our ability to pay dividends.

In order to fund future vessel acquisitions, new service centers and products, increased working capital levels or capital expenditures, we will be required to use cash from operations, incur borrowings or raise capital through the sale of debt or additional equity securities. Use of cash from operations will reduce cash available for dividend distributions to you. Our ability to obtain additional bank financing or to access the capital markets for any future offerings may be limited by our financial condition at the time of any such financing or offering, as well as by adverse market conditions resulting from, among other things, general economic conditions and contingencies and uncertainties that are beyond our control. Our failure to obtain the funds for future vessel acquisitions, new service centers, products or capital expenditures could impact our results of operations, financial condition and our ability to pay dividends. The issuance of additional equity securities would dilute your interest in our Company and reduce dividends payable to you. Even if we are successful in obtaining additional bank financing, paying debt service would limit cash available for working capital and increasing our indebtedness could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

Due to the lack of diversification in our lines of business, adverse developments in the marine fuel supply business would negatively impact our results of operations, financial condition and our ability to pay dividends.

We rely primarily on the revenues generated from our business of physical supply and marketing of refined marine fuel and lubricants to end customers. Due to the lack of diversification in our lines of business, an adverse development in our marine fuel supply business would have a significant impact on our business, financial condition and results of operations and our ability to pay dividends to our shareholders.

Because of the limited supply of secondhand double hull bunkering tankers, we may not be able to acquire secondhand double hull bunkering tankers on economically acceptable terms which could impede our growth and negatively impact our results of operations, financial condition and our ability to pay dividends.

Our ability to grow is in part dependent on our ability to expand our fleet through acquisitions of suitable secondhand double hull bunkering tankers. We believe that the availability of secondhand double hull bunkering tankers in the open market is limited. We may not be able to locate suitable secondhand tankers or negotiate acceptable purchase contracts with their owners or obtain financing for such acquisitions on economically acceptable terms. Our failure to locate and acquire suitable secondhand double hull bunkering tankers could limit the future growth of our business and have a material impact on our results of operations, financial condition and our ability to pay dividends.

Our purchase of secondhand vessels carries risks associated with the quality of those vessels because secondhand vessels typically are not protected by builders' or sellers' warranties.

Our fleet renewal and expansion strategy includes the acquisition of secondhand vessels as well as newbuildings.  Since December 2006, we have acquired four secondhand bunkering tankers.  Unlike newbuildings, secondhand vessels typically do not carry warranties with respect to their condition. Our inspections of secondhand vessels would normally not provide us with as much knowledge of its condition as we would possess if the vessel had been built for us and operated by us throughout its life. Repairs and maintenance costs for secondhand vessels are difficult to predict and may be more substantial than for vessels we have operated since they were built. These costs could decrease our profits and reduce our liquidity.

Delays or defaults by the shipyards in the construction of new vessels could increase our expenses and diminish our net income and cash flows.

We have entered into newbuilding contracts for the construction of double hull bunkering tankers; we have 26 vessels remaining to take delivery on. In addition, we have entered into newbuilding contracts for the construction of two specialty tankers and have an option to build four additional specialty tankers.  All of our newbuilding contracts are with shipyards with which we have had no prior business dealings. These projects are subject to the risk of delay or defaults by the shipyards caused by, among other things, unforeseen quality or engineering problems, work stoppages, weather interference, unanticipated cost increases, delays in receipt of necessary equipment, and inability to obtain the requisite permits or approvals. In accordance with industry practice, in the event the shipyards are unable or unwilling to deliver the tankers, we may not have substantial remedies. Failure to construct or deliver the ships by the shipyards or any significant delays could increase our expenses and diminish our net income and cash flows.

International authorities and flag states may delay implementation of the phase-out of single hull tankers which may lessen the competitive advantage we hope to gain by acquiring double hull bunkering tankers.

Our strategy involves capitalizing on the phase-out of single hull bunkering tankers. Under environmental protection laws and regulations, the European Union, or the EU and the International Maritime Organization, or the IMO (the United Nations agency for maritime safety), have already banned single hull tankers of 5,000 dwt and above from carrying HGO, which includes most of the grades of marine fuel, as of October 2003 and as of April 2005, respectively, and are scheduled to ban all single hull tankers of less than 5,000 dwt but above 600 dwt from carrying HGO in 2008. Both the EU and the IMO will also require a phase-out of all single hull tankers in 2010. The EU and the IMO, however, allow for exemptions. Under the EU regulations, for example, oil tankers operated exclusively in ports and inland navigation may be exempted from the double hull requirements provided they are duly certified under inland water legislation. Under the IMO regulations, a flag state may allow single hull tankers conforming to certain technical specifications to continue to operate until the earlier of 2015 or the 25th anniversary of the vessel's delivery. A flag state may also allow single hull tankers to carry HGO if the vessels are either engaged in voyages exclusively within its jurisdiction or jurisdiction of another party upon such party's agreement.

Our future success will depend, in part, on the timely and comprehensive implementation of the phase-out of single hull tankers. Any delay or limitation in application of the environmental protection laws and regulations could limit our anticipated growth or other anticipated benefits because our strategy involves employing and acquiring secondhand double hull bunkering tankers.

The nature of a portion of our assets and business in the United Kingdom could expose us to significant compliance costs and liabilities.

Our operations involving the storage of fuel in the United Kingdom are subject to stringent laws and regulations governing the discharge of materials into the environment, otherwise relating to protection of the environment, operational safety and related matters. Compliance with these laws and regulations increases our overall cost of business in the United Kingdom, including our capital costs to maintain and upgrade equipment and facilities, or claims for damages to property or persons resulting from our operations. Failure to comply with these laws and regulations may result in the assessment of administrative, civil, and criminal penalties, the imposition of investigatory and remedial liabilities, and the issuance of injunctions that may restrict or prohibit our United Kingdom operations or even claims of damages to property or persons resulting from our United Kingdom operations. The laws and regulations applicable to our United Kingdom operations are subject to change, and we cannot provide any assurance that compliance with current and future laws and regulations will not have a material effect on our results of operations or earnings. A discharge of hazardous materials into the environment could, to the extent such event is not insured, subject us to substantial expense, including both the cost to comply with applicable laws and regulations and liability to private parties for personal injury or property damage.

We have a limited history of marketing marine lubricants or operating specialty tankers and we may not be able to enter, or effectively manage our entry into these new lines of business, which could negatively impact our results of operations, financial condition and our ability to pay dividends.

We have recently commenced the marketing of our own brand of marine lubricants and plan to operate a fleet of double hull products tankers with roll-on roll-off facilities and refueling capabilities for fuel trucks designed to make distribution of gasoline and other refined petroleum products to island economies. The marketing of marine lubricants and the acquisition and management of specialty tankers will impose significant responsibilities on our management and staff. We have limited experience marketing marine lubricants and no experience in distributing refined petroleum products to island economies nor do we have any history of operating or competing in these lines of business over significant periods. As we have a limited history of marketing marine lubricants and operating specialty tankers, it is difficult to predict our management needs. Accordingly, we may be required to increase the number of our employees. We will also have to market our products and services in new locations and to an expanded customer base. We may not be successful in executing our growth plans and may incur significant expenses and losses in connection with our future line of business which could negatively impact our results of operations, financial condition and our ability to pay dividends.

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

We extend trade credit to most of our customers. Our success in attracting business has been due, in part, to our willingness to extend trade credit on an unsecured basis to our customers. As of December 31, 2007, 61 of our customers had outstanding balances with us of at least $1.0 million under the lines of credit that we have extended to them. Our credit procedures and policies do not fully eliminate customer credit risk. Any credit losses, if significant, would diminish our financial position and results of operations.

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

The marine fuel service supply agreement and other agreements we have with Aegean Oil, our largest supplier of marine petroleum products, as well as other agreements we have with affiliated entities have been made in the context of an affiliated relationship. Aegean Oil and other affiliated entities are owned and controlled by members of Mr. Melisanidis' family. Mr. Melisanidis has also been involved historically with our related companies and had a leadership role with respect to the promotion of their products and services. Because immediately prior to the completion of our initial public offering we were majority-owned by Leveret International Inc., or Leveret, a company controlled by Mr. Melisanidis, the negotiation of the marine fuel service supply agreement and our other contractual arrangements may have resulted in prices and other terms that are more favorable or less favorable to us than terms we might have obtained in arm's-length negotiations with unaffiliated third parties for similar services. Moreover, Aegean Oil and other affiliated entities remain our related companies, and we remain subject to similar risks in future business dealings with these parties.

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

Our business and our customers' businesses are subject to currency exchange risks which could negatively affect our results of operations, cash flows and reduce our profitability.

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

We generate almost all of our revenues and incur the majority of our expenses in U.S. dollars. In the year ended December 31, 2007, we incurred not more than 4% of our operating expenses and general and administrative expenses in currencies other than the U.S. dollar—primarily the Euro, the UAE dirham, the Gibraltar pound, the Jamaican dollar and the Singapore dollar. Changes in the rates of exchange between these currencies and the U.S. dollar would lead to deviations from our budgeted operating expenses, which would affect our financial results. When translated into U.S. dollars, expenses incurred in currencies other than the U.S. dollar increase when the value of the U.S. dollar falls, which reduces our profitability.

We rely on the expertise of our senior management and our inability to retain key personnel could interrupt our business and limit our growth.

Our success depends to a significant degree upon the abilities and efforts of our management team and our ability to hire and retain key members of our management team. The loss of any of these individuals could adversely affect our business prospects and financial condition. Difficulty in hiring and retaining key personnel could negatively impact our results of operations, financial condition and our ability to pay dividends. We do not intend to maintain "key man" life insurance on any of our officers or our board members, including Peter C. Georgiopoulos, the Chairman of our board of directors, and Mr. Melisanidis, our founder and Head of Corporate Development. We believe that Mr. Georgiopoulos is an important member of our board of directors and Mr. Melisanidis is an important member of our management team and that the loss of the services or involvement in our business on the part of either or both of them would have a material adverse effect on our Company. We have entered into employment agreements with Mr. Melisanidis, E. Nikolas Tavlarios, our President, and  Ziad Nakhleh, our Treasurer and Chief Financial Officer.

As we expand our fleet, we may not be able to recruit suitable employees and crew for our tankers which may limit our growth and cause our financial performance to suffer.

As we expand our fleet, we will need to recruit suitable crew, shoreside, administrative and management personnel. We may not be able to continue to hire suitable employees as we expand our fleet of tankers. If we are unable to recruit suitable employees and crews, we may not be able to provide our services to customers, our growth may be limited and our financial performance may suffer.

A portion of our employees are covered by national collective bargaining agreements which set minimum standards for employment, and labor interruptions could disrupt our business.

A portion of our employees from Greece and from the Philippines are covered by national collective bargaining agreements which set minimum standards for employment. Industrial action or other labor unrest, such as the dockworkers strike in Piraeus, Greece that affected our Greek service center in 2007, could disrupt our business. If not resolved in a timely and cost-effective manner, such industrial action or other labor unrest could prevent or hinder our operations from being carried out normally and could disrupt our business and reduce our results of operations and cash flows.

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

In December 2007, we entered into a senior secured credit facility with an international commercial bank, which we call our senior secured credit facility. Our senior secured credit facility contains covenants that impose operating and financing restrictions on us. Such restrictions affect, and in many respects limit or prohibit, among other things, our ability to pay dividends, incur additional indebtedness, create liens, sell assets, or engage in mergers or acquisitions. These restrictions could limit our ability to plan for or react to market conditions or meet extraordinary capital needs or otherwise restrict corporate activities. These restrictions could adversely affect our ability to finance our future operations or capital needs or to engage in other business activities which will be in our interest.

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

U.S. investors in our Company could suffer adverse tax consequences if we are characterized as a passive foreign investment company.

If, for any taxable year, our passive income or our assets that produce or are held for production of passive income exceed levels provided by law, we may be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. This characterization could result in adverse U.S. tax consequences to our shareholders. If we are classified as a PFIC, a U.S. Holder of our common shares could be subject to increased tax liability upon the sale or other disposition of our common shares or upon the receipt of amounts treated as "excess distributions." Under these rules, the excess distribution and any gain upon a sale would be allocated ratably over the U.S. Holder's holding period for the common shares, and the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which we were a PFIC would be taxed as ordinary income in the current taxable year. The amounts allocated to each of the other taxable years would be subject to tax at the highest marginal rates on ordinary income in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed tax deferral benefit would be imposed on the resulting tax liability as if such tax liability had been due with respect to each such other taxable year. The tax liability with respect to the amount allocated to years prior to the year of the disposition or distribution cannot be offset by any net operating losses. In addition, holders of shares in a PFIC may not receive a "step-up" in basis on shares acquired from a decedent. U.S. Holders should consult with their own U.S. tax advisors with respect to the U.S. tax consequences of investing in our common shares as well as the specific application of the "excess distribution" and other rules discussed in this paragraph. For a discussion of how we might be characterized as a PFIC and related tax consequences, please see Taxation — "United States Federal Income Taxation of U.S. Holders—Passive Foreign Investment Company."

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

Our business is affected by taxes imposed on the purchase and sale of refined marine petroleum products in various jurisdictions in which we operate from time to time. These taxes include sales, excise, goods and services taxes, value-added taxes, and other taxes. We currently do not pay a material amount of tax, including withholding taxes, in any jurisdiction in which we operate. As a result of changes in our operations, tax laws or the application by tax authorities of these laws or our failure to comply with tax laws or otherwise, we may become liable for an increased amount of tax in any jurisdiction. An increased liability for taxes would decrease our net income and cash flow.

Our insurance policies may not be adequate to cover our losses and because we obtain some of our insurance policies through protection and indemnity associations, we may be subject to calls in amounts based not only on our own claim records, but also the claim records of other members of the protection and indemnity associations which could expose us to additional expenses.

We carry insurance policies to protect us against most of the accident-related risks involved in the conduct of our business, including marine hull and machinery insurance, protection and indemnity insurance, which includes pollution risks, crew insurance, and war risk insurance. We may not be adequately insured to cover losses from our operational risks. Additionally, our insurers may refuse to pay particular claims and our insurance policies may be voidable by the insurers if we take, or fail to take, certain action, such as failing to maintain certification of our vessels with applicable maritime regulatory organizations. Any significant uninsured or under-insured loss or liability could have a material adverse effect on our business, results of operations, cash flows and financial condition and our ability to pay dividends. In addition, we may not be able to obtain adequate insurance coverage at reasonable rates in the future during adverse insurance market conditions.

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

Terrorist attacks, piracy, and international hostilities have previously affected the shipping industry, and any future attacks could negatively impact our results of operations, financial condition and our ability to pay dividends.

Terrorist attacks, such as the attack on the MT Limburg in October 2002, could adversely affect our operations and directly impact our vessels or charterers. We conduct our marine fuel supply operations outside of the United States, and our business, results of operations, cash flows, financial condition and ability to pay dividends could suffer by changing economic, political and government conditions in the countries and regions where our vessels are employed or registered. Moreover, we operate in a sector of the economy that is likely to be adversely impacted by the effects of political instability, terrorist or other attacks, war, piracy, or international hostilities.

Our principal shareholders control our Company and may not act in the best interests of our other shareholders.

Our principal shareholders, Leveret, a company controlled by Mr. Melisanidis, and Peter C. Georgiopoulos, the Chairman of our board of directors, own 35.3% and 9.9% of our outstanding common shares, respectively.  On July 19, 2006, Leveret and AMPNInvest LLC, or AMPNInvest, a Marshall Islands limited liability company that has been succeeded by Messrs. Georgiopoulos and John Tavlarios, entered into a Framework Agreement, as amended, which affects our management and governance. We refer you to the discussion in the section of this report entitled "Directors, Senior Management and Employees—Framework Agreement" for a description of the Framework Agreement. Pursuant to the Framework Agreement, Leveret and AMPNInvest agreed to identify, mutually agree on and elect seven members to serve on our board of directors effective upon the closing of our initial public offering, which took place on December 13, 2006. The Framework Agreement also provides that Leveret and Messrs. Georgiopoulos and Tavlarios, as successors to AMPNInvest, will vote in favor of our board of directors, including the independent directors and the nominees of our board, and in accordance with our board’s recommendations on all matters proposed for a vote or consent of our shareholders for the duration of the Framework Agreement. The Framework Agreement expires on December 13, 2011, the fifth anniversary of the completion of our initial public offering, unless terminated earlier pursuant to its provisions. Accordingly both Mr. Melisanidis, through Leveret, and Messrs. Georgiopoulos and Tavlarios may be deemed to control our Company. Leveret and Messrs. Georgiopoulos and Tavlarios may serve their own interests, which may not be aligned with the interests of other shareholders when voting in favor of our board of directors, including its nominees, or in accordance with our board’s recommendations on all matters proposed for a vote or consent of our shareholders.

Neither our Company nor our shareholders will be able to enforce the Framework Agreement.

The Framework Agreement between AMPNInvest and Leveret does not name any third-party beneficiaries. Leveret and Messrs. Georgiopoulos and John Tavlarios, as successors to AMPNInvest, are free to mutually terminate the Framework Agreement at any time. Upon termination, Leveret and Messrs. Georgiopoulos and Tavlarios will be free to vote for nominees not approved by our board of directors and on matters proposed for a vote or consent of the shareholders in a manner not recommended by our board. Alternatively, if either party breaches the Framework Agreement, our Company and its shareholders will not be able to enforce the Framework Agreement. We refer you to the discussion in the section of this report entitled "Directors, Senior Management and Employees—Framework Agreement" for a description of the Framework Agreement. In addition, Leveret and Messrs. Georgiopoulos and Tavlarios who together own 47.8% of our outstanding common shares are obligated to vote in favor of our board of directors, including its nominees, and in accordance with our board’s recommendations on all matters proposed for a vote or consent of our shareholders even if a majority of the other shareholders vote otherwise.

Mr. Melisanidis, through Leveret, may continue to be able to exercise effective control over our Company and may have conflicts of interest with our other shareholders.

Leveret, a company controlled by Mr. Melisanidis, owns 35.3% of our outstanding common shares. For so long as Leveret is controlled by Mr. Melisanidis and owns a significant percentage of our outstanding common shares, Mr. Melisanidis may be able to exercise effective control over us and will be able to strongly influence the outcome of shareholder votes on other matters, including the adoption or amendment of provisions in our articles of incorporation or bylaws and approval of possible mergers, amalgamations, control transactions and other significant corporate transactions. This concentration of ownership may have the effect of delaying, deferring or preventing a change in control, merger, amalgamations, consolidation, takeover or other business combination. This concentration of ownership could also discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, which could in turn have an adverse effect on the market price of our common shares.

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

Some of our directors also serve as directors of other public companies and are employees or have investments in companies in industries related to ours. In particular, Mr. Georgiopoulos, the Chairman of our board of directors, is Chairman of the board of directors of General Maritime Corporation, or General Maritime, and Genco Shipping & Trading Limited. Also, John Tavlarios and John O. Hatab, who serve as our directors, are also directors of General Maritime. Messrs. Georgiopoulos and Tavlarios are also executive officers of General Maritime. As such, General Maritime may be deemed one of our affiliates for United States securities laws purposes. To the extent that the other entities with which our directors may be affiliated compete with us for business opportunities, prospects or financial resources, or participate in ventures in which we may participate, our directors may face actual or apparent conflicts of interest in connection with decisions that could have different implications for us and the other companies. These decisions may relate to corporate opportunities, corporate strategies, potential acquisitions of businesses, intercompany agreements, competition, the issuance or disposition of securities, the election of new or additional directors and other matters. Such potential conflicts may delay or limit the opportunities available to us, and it is possible that conflicts may be resolved in a manner adverse to us.

Our status as a foreign private issuer exempts us from certain of the corporate governance standards of the New York Stock Exchange, limiting the protections afforded to investors.

We are a "foreign private issuer" within the meaning of the New York Stock Exchange corporate governance standards. Under the New York Stock Exchange rules, a foreign private issuer may elect to comply with the practice of its home country and not to comply with certain New York Stock Exchange corporate governance requirements, including the requirements that:

•	a majority of the board of directors consists of independent directors;

•
both a nominating and corporate governance and a compensation committee be established and composed entirely of independent directors and each committee has a written charter addressing its purpose and responsibilities;

•	an annual performance evaluation of the nominating and corporate governance and compensation committees be undertaken;

•	non-management directors meet in regular executive sessions without members of management in attendance;

•	a company has corporate governance guidelines or a code of ethics; and

•	an audit committee consists of a minimum of three independent directors.

We voluntarily comply with most of the New York Stock Exchange rules. However, investors will not have the same protections afforded to shareholders of companies that are subject to all New York Stock Exchange corporate governance requirements.

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

These provisions include:

•	authorizing our board of directors to issue "blank check" preferred stock without shareholder approval;

•	providing for a classified board of directors with staggered, three-year terms;

•	prohibiting cumulative voting in the election of directors;

•	authorizing the removal of directors only for cause and only upon the affirmative vote of the holders of at least 70% of the outstanding shares of our capital stock entitled to vote for the directors;

•	prohibiting shareholder action by written consent unless the written consent is signed by all shareholders entitled to vote on the action;

•	limiting the persons who may call special meetings of shareholders; and

•	establishing advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted on by shareholders at shareholder meetings.

In addition, we may consider establishing a shareholder rights plan that will make it more difficult for a third party to acquire us without the support of our board of directors and principal shareholders. These anti-takeover provisions could substantially impede the ability of public shareholders to benefit from a change in control and, as a result, may reduce the market price of our common stock and your ability to realize any potential change of control premium.

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

Our business is focused on the physical supply and marketing of refined marine fuel and marine lubricants to the shipping industry. Adverse economic conditions in the shipping industry, such as low charter rates or high operating costs, may have an adverse effect on our customers. In addition, any political instability, terrorist activity, piracy activity or military action that disrupts shipping operations will adversely affect our customers. Any adverse conditions in the shipping industry may reduce the demand for our products and services and negatively affect our results of operations and weaken our financial condition.

Material disruptions in the availability or supply of oil may reduce the supply of our products and have a material impact on our operating results, revenues and costs.

The success of our business depends on our ability to purchase, sell and deliver marine petroleum products to our customers. Material disruptions in the availability or supply of oil may have an adverse effect on our suppliers. In addition, any political instability, natural disasters, terrorist activity, military action or other similar conditions may disrupt the availability or supply of oil and consequently decrease the supply of refined marine fuel. Decreased availability or supply of marine fuel may reduce our operating results, revenues and costs.

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

In particular, our operations are subject to numerous laws and regulations in the form of international conventions, national, state and local laws and national and international regulations in force in the jurisdictions in which our vessels operate or are registered, which can significantly affect the ownership and operation of our vessels. These regulations include, but are not limited to, (i) the International Convention on Civil Liability for Oil Pollution Damage of 1969, (ii) the International Convention for the Prevention of Marine Pollution from Ships of 1973 and (iii) the International Convention for the Safety of Life at Sea of 1974. We refer you to the discussion in the section of this report entitled "Business—Environmental and Other Regulations" for a description of environmental laws and regulations that affect our business.

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

Our share price may be highly volatile, which could lead to a loss of all or part of an investor’s investment.

The market price of our common shares may fluctuate substantially due to a variety of factors, including:

•	fluctuations in interest rates;

•	fluctuations in the availability or the price of oil;

•	fluctuations in foreign currency exchange rates;

•	announcements by us or our competitors;

•	changes in our relationships with customers or suppliers;

•	changes in governmental regulation of the fuel industry;

•	changes in United States or foreign tax laws;

•	actual or anticipated fluctuations in our operating results from period to period;

•	changes in financial estimates or recommendations by securities analysts;

•	changes in accounting principles;

•	a general or industry-specific decline in the demand for, and price of, shares of our common stock resulting from capital market conditions independent of our operating performance;

•	the loss of any of our key management personnel; and

•	our failure to successfully implement our business plan.

In addition, the stock market has experienced extreme price and volume fluctuations. This volatility has often been unrelated to the operating performance of particular companies. These broad market and industry forces may seriously harm the market price of our common shares, regardless of our operating performance.

Future sales of our common shares could cause the market price of our common shares to decline.

The market price of our common shares could decline due to sales, or the announcements of proposed sales, of a large number of common shares in the market, including sales of common shares by our large shareholders, or the perception that these sales could occur. These sales, or the perception that these sales could occur, could also make it more difficult or impossible for us to sell equity securities in the future at a time and price that we deem appropriate to raise funds through future offerings of common shares.

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

We maintain our principal marketing and operating offices at 42 Hatzikyriakou Avenue, Piraeus 185 38 Athens, Greece. Our telephone number at that address is 011 30 (210) 458-6200. We also have an executive office to oversee our financial and other reporting functions in New York City at 299 Park Avenue, New York, New York 10171.  Our telephone number at that address is (212) 763-5665.

B.           Business Overview

We are a marine fuel logistics company that physically supplies and markets refined marine fuel and lubricants to ships in port and at sea. As a physical supplier, we purchase marine fuel from refineries, major oil producers and other sources and resell and deliver these fuels using our bunkering tankers to a broad base of end users. With service centers in Greece, Gibraltar, the United Arab Emirates, Jamaica, Singapore, Belgium, the United Kingdom and Ghana, we believe that we are one of a limited number of independent physical suppliers that owns and operates a fleet of bunkering tankers and conducts physical supply operations in multiple jurisdictions. As of March 17, 2008, we own a fleet of 18 double hull and three single hull bunkering tankers with an average cargo-carrying capacity of approximately 5,864 deadweight tons, or dwt. We provide fueling services to virtually all types of ocean-going and many types of coastal vessels, such as oil tankers, container ships, drybulk carriers, cruise ships and ferries. Our customers include a diverse group of ocean-going and coastal ship operators and marine fuel traders, brokers and other users.

We provide our customers with a service that requires sophisticated logistical operations designed to meet their strict fuel quality and delivery scheduling needs. We believe that our extensive experience, management systems and proprietary software systems allow us to meet our customers' specific requirements when they purchase and take delivery of marine fuels and lubricants around the world; this together with the capital intensive nature of our industry and the limited available shipyard capacity for new vessel construction represent a significant barrier to the entry of competitors. We have devoted our efforts to building a global brand, and believe that our customers recognize our brand as representing high quality service and products at each of our locations around the world. We use our bunkering tankers in our physical delivery operations and do not generally charter them out to others. We manage our technical ship operations in-house, which helps us maintain high levels of customer service.

We intend to continue expanding our business and marine fuel delivery capabilities. In October 2007, we have acquired a marine fuel logistics company based in Belgium with offshore operations in Northern Europe. In addition, we have recently established a service center in Ghana, West Africa, and acquired a company that operates a marine fuel terminal in the United Kingdom. In January 2008, we have commenced our physical operations in West Africa and expect to commence operations in the United Kingdom in April 2008. We plan to establish new service centers in other selected locations around the world during the next several years and to pursue acquisition opportunities as a means of expanding our service. As we increase our global presence, we plan to expand our fleet as of March 17, 2008, by at least 26 new double hull bunkering tankers, which we have firm orders on, during the next three years and may purchase additional secondhand vessels in the future.

In addition to expanding our bunkering tanker fleet, we have entered into newbuilding contracts for the construction of two new double hull petroleum products tankers with roll-on roll-off facilities and refueling capabilities for fuel trucks, which we call specialty tankers. Our specialty tankers are scheduled for delivery in the first half of 2008, and we have options, which we plan to exercise, to build four additional specialty tankers. We plan to use these specialty tankers for the distribution of gasoline and other refined petroleum products to island economies. We view this business as complementary to our bunkering business, involving relatively complex customer requirements and requiring significant investment in management and software systems. We currently intend to deploy our specialty tankers primarily under contracts of affreightment and do not intend to charter out our specialty tankers.

In certain markets, we have deployed floating storage facilities which enable us to maintain more efficient refueling operations, have more reliable access to a supply of bunker fuel, and deliver a higher quality service to our customers. We own two double hull Panamax tankers, the Fos and Ouranos, with a cargo-carrying capacity of approximately 68,000 dwt each, which we use as floating storage facilities in Gibraltar and the United Arab Emirates, respectively. We also own one double hull Aframax tanker, the Leader, with a cargo-carrying capacity of approximately 83,900 dwt, which we have positioned in Ghana for use as a floating storage facility.

In addition to our bunkering operations, we have recently commenced the production and marketing of our own brand of marine lubricants, Alfa Marine Lubricants. Alfa Marine Lubricants can be used on most major vessels and reach the same customers as our bunkering business. Alfa Marine Lubricants are currently available in our service centers in Greece and Singapore. We plan to expand the distribution of marine lubricants throughout our other service centers and bunkering ports worldwide.

Our Service Centers and Markets

Greece

We currently service our customers through our related company, Aegean Oil, in the port of Piraeus, Greece. Aegean Oil has a license, which we are not qualified to obtain, to operate as a physical supplier of refined marine petroleum products in Piraeus. For the year ended December 31, 2007, our sales of marine fuel in Piraeus amounted to approximately $165.2 million. We currently compete here against seven other physical suppliers: Eko-Elda Abee., BP Hellas S.A., Sekavin S.A., Seka S.A., Jet Oil S.A., Eteka S.A., and Gallon Oil S.A.

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

Gibraltar

We possess a license issued by the Bunkering Superintendent of the Port of Gibraltar to act as a physical supplier of marine petroleum products in Gibraltar. For the year ended December 31, 2007, our sales of marine fuel in Gibraltar amounted to approximately $433.5 million.

We purchase our fuel in Gibraltar from a variety of different suppliers including Repsol S.A. and Lia Oil S.A. We store our fuel in our floating storage facility, double hull Panamax tanker, Fos. We currently compete here against four other physical suppliers, CESPA (Gibraltar) Ltd., Vemaoil Company Ltd., Shell Company of Gibraltar Ltd. and Peninsula Petroleum Ltd.

We support our bunkering operations from our office in Gibraltar, which we lease.

United Arab Emirates

We possess a license issued by Sharjah Economic Development Department to act as a physical supplier of marine petroleum products in the port area of Fujairah. For the year ended December 31, 2007, our sales of marine fuel in Fujairah amounted to approximately $287.3 million.

We purchase our fuel in Fujairah from a variety of different suppliers including FAL Energy Co. Ltd., which also engages in supply operations in the port, and the Vitol Group. We compete here against other physical suppliers, including Fujairah National Bunkering Co. LLC, ENOC Bunkering (Fujairah) LLC, FAL Energy Co. Ltd., Akron Trade and Transport, International Supply, and Oil Marketing & Trading Inc.

We support our bunkering operations from two offices in Fujairah and Kohr Fakkan, which we lease.

Jamaica

We are authorized by the Port Authority of Jamaica to act as a physical supplier of marine petroleum products in Jamaica. We service our customers in the ports of Kingston and Ocho Rios, Jamaica, and may elect to service our customers in other locations in Jamaica. For the year ended December 31, 2007, our sales of marine fuel in Jamaica amounted to approximately $212.1 million.

In Jamaica, we have a long-term contract to purchase our fuel from the state refinery, Petrojam Limited, which also engages in limited supply operations within the port. We are not aware of any other physical suppliers of marine petroleum products in Jamaica.

We support our bunkering operations from our office in Kingston, which we lease.

Singapore

We possess a license issued by the Maritime and Port Authority of Singapore to act as a physical supplier of marine petroleum products in the port of Singapore. For the year ended December 31, 2007, our sales of marine fuel in Singapore amounted to approximately $193.7 million.

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

Belgium

We possess a license issued by the Belgian Federal Ministry of Finance to trade and supply marine petroleum products offshore and in ports. We deliver fuel offshore and service over 45 ports located throughout Northern Europe, including the North and Irish Sea, the French Atlantic, the English Channel and St. George Channel. For the year ended December 31, 2007, our sales of marine fuel in Northern Europe amounted to $37.4 million; this represents revenue realized since October 9, 2007, the closing of the Bunker-at-Sea acquisition.

We purchase our fuel in Northern Europe from a variety of different suppliers, including Total Belgium. We are not aware of any other physical suppliers in Northern Europe with significant operations offshore. When we conduct our operations in ports, we compete here against other physical suppliers, including Chemoil Europe BV, Lukoil Benelux BV and Bominflot BV. We support our offshore bunkering operations in Northern Europe from our office in Antwerp, which we lease.

Ghana

We possess a license from Ghana's National Petroleum Authority to act as a physical supplier of marine petroleum products both off the coast and in the ports of Ghana. We commenced physical supply operation in January, 2008. We are not aware of any other competing physical suppliers of marine petroleum products in Ghana.

United Kingdom

We own a marine fuel terminal infrastructure located in Portland Harbor. Our terminal is located near the southern access of the North Sea Sulphur Emission Control Area (SECA) and provides convenient access for commercial vessels to refuel. We expect to store our marine fuel in land-based storage tanks, which we lease from Portland Port Limited. We intend to deploy two of our bunkering tankers and commence operations of the terminal, including the supply of low sulphur marine fuels, in April 2008.

Administrative Offices

Cyprus

We maintain an administrative office in Cyprus, which we lease. Our office in Cyprus is responsible for, among other things, certain invoicing functions of our principal operating subsidiary, AMP.

New York City

In December 2006, we established an executive office in New York City to oversee our financial and other reporting functions.

Sales and Marketing

Most of our marketing, sales, ship-management and other related functions are performed at our main offices in Piraeus, Greece. We also market our marine fuel sales and services through our internal sales force located at our service centers and our marketing offices located in New York City and Miami, Florida. Our sales force interacts with our established customers and markets our fuel sales and services to large commercial shipping companies and foreign governments. We believe our level of customer service, years of experience in the industry and reputation for reliability are significant factors in retaining our customers and attracting new customers. Our sales and marketing approach is designed to create awareness of the benefits and advantages of our fuel sales and services. We are active in industry trade shows and other available public forums.

Customers

We market marine fuel and related services to a broad and diversified base of customers. During the year ended December 31, 2004 sales made to the United States Navy accounted for approximately 24% of our total revenues, and none of our other customers accounted for more than 10% of our total revenues. During the years ended December 31, 2005, 2006 and 2007, none of our customers accounted for more than 10% of our total revenues. Our customers serviced during the past four years, in addition to the United States government, include Greek-owned commercial shipping companies such as Capital Maritime & Trading Corp., Neptune Line Shipping and ENESEL S.A., other international shipping companies such as A.P. Moller and Royal Carribean Cruises Ltd., marine fuel traders and brokers such as World Fuel Services Corporation and oil majors, such as Exxon Mobil Corporation.

Suppliers

We purchase our marine fuel and lubricants from refineries, oil majors or other select suppliers around the world. In the year ended December 31, 2007, we purchased marine petroleum products of approximately $159.9 million, or approximately 12.8% of our total purchases of marine petroleum products from our related company, Aegean Oil. The majority of our purchases of marine petroleum products during the year ended December 31, 2007, were made from unrelated third-party suppliers and totaled $1,091.8 million, or approximately 87.2% of our total purchases of marine petroleum products.  Our cost of fuel is generally tied to spot pricing, market-based formulas or is governmentally controlled. We are usually extended trade credit from our suppliers for our fuel purchases, which is generally required to be secured by standby letters of credit or letters of guarantee.

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

Environmental and Other Regulations

Government regulations and laws significantly affect the ownership and operation of our tankers and marine fuel facilities. We are subject to various international conventions, laws and regulations in force in the countries in which our fuel facilities are located, and where our vessels may operate or are registered.

A variety of governmental and private entities subject our tankers to both scheduled and unscheduled inspections. These entities include the local port authorities, national authorities, harbor masters or equivalent, classification societies, flag state and charterers, particularly terminal operators and oil companies. Some of these entities require us to obtain permits, licenses and certificates for the operation of our tankers and marine fuel facilities. Our failure to maintain necessary permits or approvals could require us to incur substantial costs or temporarily suspend operation of our marine fuel terminal or one or more of the vessels in our fleet.

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

Category of Oil Tankers	Date or Year for Phase Out
Category 1—oil tankers of 20,000 dwt and above carrying crude oil, fuel oil, heavy diesel oil or lubricating oil as cargo, and of 30,000 dwt and above carrying other oils, which do not comply with the requirements for protectively located segregated ballast tanks

Category 2—oil tankers of 20,000 dwt and above carrying crude oil, fuel oil, heavy diesel oil or lubricating oil as cargo, and of 30,000 dwt and above carrying other oils, which do comply with the protectively located segregated ballast tank requirements
and
Category 3—oil tankers of 5,000 dwt and above but less than the tonnage specified for Category 1 and 2 tankers.

April 5, 2005 for ships delivered on April 5, 1982 or earlier; or
2005 for ships delivered after April 5, 1982

April 5, 2005 for ships delivered on April 5, 1977 or earlier
2005 for ships delivered after April 5, 1977 but before January 1, 1978
2006 for ships delivered in 1978 and 1979
2007 for ships delivered in 1980 and 1981
2008 for ships delivered in 1982
2009 for ships delivered in 1983
2010 for ships delivered in 1984 or later

Under the revised regulations, a flag state may permit continued operation of certain Category 2 or 3 tankers beyond their phase date in accordance with the above schedule. Under regulation 13G, the flag state may allow for some newer single hull oil tankers registered in its country that conform to certain technical specifications to continue operating until the earlier of the anniversary of the date of delivery of the vessel in 2015 or the 25th anniversary of their delivery. Under regulations 13G and 13H, as described below, certain Category 2 and 3 tankers fitted only with double bottoms or double sides may be allowed by the flag state to continue operations until their 25th anniversary of delivery. Any port state, however, may deny entry of those single hull oil tankers that are allowed to operate under any of the flag state exemptions.

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

•	the oil tanker conversion was completed before July 6, 1996;

•
the conversion included the replacement of the entire cargo section and fore-body and the tanker complies with all the relevant provisions of MARPOL Convention applicable at the date of completion of the major conversion; and

•
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

Under regulation 13H, HGO means any of the following:

•	crude oils having a density at 15[o]C higher than 900 kg/m3;

•	fuel oils having either a density at 15[o]C higher than 900 kg/m3 or a kinematic viscosity at 50[o]C higher than 180 mm2/s; or

•	bitumen, tar and their emulsions.

Under the regulation 13H, the flag state may allow continued operation of oil tankers of 5,000 dwt and above, carrying crude oil with a density at 15(degrees)C higher than 900 kg/m(3) but lower than 945 kg/m(3), that conform to certain technical specifications and, in the opinion of the such flag state, the ship is fit to continue such operation, having regard to the size, age, operational area and structural conditions of the ship and provided that the continued operation shall not go beyond the date on which the ship reaches 25 years after the date of its delivery. The flag state may also allow continued operation of a single hull oil tanker of 600 dwt and above but less than 5,000 dwt, carrying HGO as cargo, if, in the opinion of the such flag state, the ship is fit to continue such operation, having regard to the size, age, operational area and structural conditions of the ship, provided that the operation shall not go beyond the date on which the ship reaches 25 years after the date of its delivery.

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

Revised Annex I to the MARPOL Convention entered into force in January 2007. Revised Annex I incorporates various amendments adopted since the MARPOL Convention entered into force in 1983, including the amendments to regulation 13G (regulation 20 in the revised Annex) and regulation 13H (regulation 21 in the revised Annex). Revised Annex I also imposes construction requirements for oil tankers delivered on or after January 1, 2010. A further amendment to revised Annex I includes an amendment to the definition of heavy grade oil that will broaden the scope of regulation 21. On August 1, 2007, regulation 12A (an amendment to Annex I) came into force requiring oil fuel tanks to be located inside the double hull in all ships with an aggregate oil fuel capacity of 600 m(3) and above, which are delivered on or after August 1, 2010 including ships for which the building contract is entered into on or after August 1, 2007, or in the absence of a contract, which keel is laid on or after February 1, 2008.

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

Category of Oil Tankers	Date or Year for Phase Out

Category 1—oil tankers of 20,000 dwt and above carrying crude oil, fuel oil, heavy diesel oil or lubricating oil as cargo, and of 30,000 dwt and above carrying other oils, which do not comply with the requirements for protectively located segregated ballast tanks

Category 2—oil tankers of 20,000 dwt and above carrying crude oil, fuel oil, heavy diesel oil or lubricating oil as cargo, and of 30,000 dwt and above carrying other oils, which do comply with the protectively located segregated ballast tank requirements
and
Category 3—oil tankers of 5,000 dwt and above but less than the tonnage specified for Category 1 and 2 tankers.

April 5, 2005 for ships delivered on April 5, 1982 or earlier; or
2005 for ships delivered after April 5, 1982

April 5, 2005 for ships delivered on April 5, 1977 or earlier
2005 for ships delivered after April 5, 1977 but before January 1, 1978
2006 for ships delivered in 1978 and 1979
2007 for ships delivered in 1980 and 1981
2008 for ships delivered in 1982
2009 for ships delivered in 1983
2010 for ships delivered in 1984 or later

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

In February 2007, the United States proposed a series of amendments to Annex VI regarding particulate matter, NOx and SOx emission standards. The proposed emission program would reduce air pollution from ships by establishing a new tier of performance-based standards for diesel engines on all vessels and stringent emission requirements for ships that operate in coastal areas with air-quality problems. On June 28, 2007, the World Shipping

Council announced its support for these amendments. If these amendments are implemented, we may incur costs to comply with the proposed standards.

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

Many countries have ratified and follow the liability plan adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage of 1969, as amended in 2000, or the CLC. Under this convention and depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, a vessel’s registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defenses.  The limits on liability outlined in the 1992 Protocol use the International Monetary Fund currency unit of Special Drawing Rights, or SDR. Under an amendment to the 1992 Protocol that became effective on November 1, 2003, for vessels of 5,000 to 140,000 gross tons (a unit of measurement for the total enclosed spaces within a vessel), liability will be limited to approximately 4.51 million SDR plus 631 SDR for each additional gross ton over 5,000. For vessels of over 140,000 gross tons, liability will be limited to 89.77 million SDR.  The exchange rate between SDRs and U.S. dollars was 0.611539 SDR per U.S. dollar on April 1, 2008. The right to limit liability is forfeited under the CLC where the spill is caused by the owner's actual fault and under the 1992 Protocol where the spill is caused by the owner's intentional or reckless conduct. Vessels trading to states that are parties to these conventions must provide evidence of insurance covering the liability of the owner. In jurisdictions where CLC has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to that convention.  We believe that our protection and indemnity insurance will cover the liability under the plan adopted by the IMO.

United Kingdom

Our marine fuel terminal operations involving the storage of fuel in the United Kingdom are subject to stringent laws and regulations governing the discharge of materials into the environment, otherwise relating to protection of the environment, operational safety and related matters. In particular, we are subject to the Environmental Protection Act 1990, or EPA, which governs pollution of water, land and air due to release of substances causing harm to living organisms and the Water Resources Act 1991 (as amended by the Environment Act 1995), or WRA, which is designed to protects the water environment. In addition, the Pollution Prevention and Control (England and Wales) Regulations 2000, or the Regulations, implement integrated pollution prevention and control regimes. These regulations cover pollution of water, land and air due to emissions which may be harmful to the environment or may result in damage to property or environment.

Under EPA, WRA and the Regulations, we may be subject, among other things, to administrative, civil and criminal penalties, the imposition of investigatory and remedial remedies and issuance of injunctions that may restrict or prohibit our United Kingdom operations or even claims of damages to property or persons resulting from our operations.

In addition, general health and safety regulations are applicable to our terminals to ensure the safety of our premises and related structures.

We believe that the operations of our marine fuel terminal are in substantial compliance with applicable United Kingdom environmental laws and regulations, and that we have all material permits, licenses, certificates and other authorizations necessary for the conduct of our operations. The laws and regulations are subject to change and we cannot provide any assurance that compliance with current and future laws will not have a material effect on our operations in the United Kingdom.

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. In December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security. The new chapter became effective in July 2004 and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the International Ship and Port Facility Security Code, or the ISPS Code. The ISPS Code is designed to protect ports and international shipping against terrorism. After July 1, 2004, to trade internationally, a vessel must attain an International Ship Security Certificate from a recognized security organization approved by the vessel's flag state. Among the various requirements are:

•	on-board installation of ship security alert systems, which do not sound on the vessel but only alerts the authorities on shore;

•	the development of vessel security plans;

•	ship identification number to be permanently marked on a vessel's hull;

•
a continuous synopsis record kept onboard showing a vessel's history including, the name of the ship and of the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship's identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and

•	compliance with flag state security certification requirements.

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

On November 30, 2005, an unrelated third party initiated a civil lawsuit in the Court of First Instance in Piraeus against us seeking a payment of approximately $10.0 million and legal expenses. The suit alleges that the plaintiff was instrumental in negotiation of our fuel purchase agreement and is entitled to the commissions of $1 per ton of marine petroleum sold in Jamaica during a 12-year period beginning on March 1, 2005. In 2007, the Court of First Instance ruled that the claim is maritime-related and not within its jurisdiction. Accordingly, the claim was referred to the Maritime Disputes Division of the Court of First Instance in Piraeus. The case was re-scheduled to be heard on May 13, 2008. Although it is not possible to predict the outcome of this litigation, based on the facts known to us, we believe that this litigation will not have a material adverse effect on our financial position or results of operations. We are not involved in any other legal proceedings which may have, or have had, a significant effect on our business, financial position, results of operations or liquidity, nor are we aware of any legal proceedings that are pending or threatened which may have a significant effect on our business, financial position, results of operations or liquidity.

In the fourth quarter of 2007, the Company purchased Portland Bunkers International Ltd., the owner of a bunker supply facility in Portland, which is on the southern coast of England, at which we planned to commence operations during the first quarter of 2008.  In February 2008, World Fuel Services Europe Limited, or WFS, the operator of a bunker facility in Falmouth, which is also on the southern coast of England, commenced an action in the English High Court, claiming, among other things, that the Company had received confidential information from certain WFS employees which gave the Company a “head start” in commencing operations in Portland.  WFS seeks both injunctive relief and damages. On February 26, 2008, the High Court granted WFS a preliminary injunction which prohibited the Company from dealing with certain customers in the Portland operation until March 31, 2008.  A trial of the issues is scheduled for July 2008.  The Company intends to contest WFS’s claims vigorously, and will counterclaim for damages.  The Company does not believe that the outcome of this action will have a material adverse effect on the Company’s results of operations.

C.           Organizational Structure

Aegean Marine Petroleum Network Inc. is a Marshall Islands holding company and we transact our bunkering business primarily through Aegean Marine Petroleum S.A., or AMP, a wholly-owned subsidiary incorporated in Liberia and operate our service centers through Aegean Bunkering Gibraltar Ltd., Aegean Bunkering Jamaica Ltd., Aegean Bunkering (Singapore) Pte. Ltd., Aegean Bunkering (Ghana) Limited, Bunkers at Sea NV and Portland Bunkers International Limited, separate wholly-owned subsidiaries incorporated in Gibraltar, Jamaica, Singapore, Ghana, Belgium and under the laws of England and Wales respectively, and Aegean Marine Petroleum LLC, a controlled subsidiary incorporated in the United Arab Emirates, which is 51% owned by a local nominee. We provide the management of our bunkering tankers through Aegean Bunkering Services Inc., or ABS, a wholly-owned subsidiary incorporated in the Marshall Islands, and marketing and administrative services for our operations through Aegean Oil (USA), LLC and AMPN USA, LLC, our wholly-owned subsidiaries formed in Delaware, the U.S. We hold certain of our subsidiaries through Aegean Holdings S.A. and Aegean Investments S.A., our wholly-owned subsidiaries incorporated in the Marshall Islands, and hold our vessel-owning subsidiaries through Aegean Shipholdings Inc., a wholly-owned subsidiary incorporated in the Marshall Islands.

We own our vessels through separate wholly-owned subsidiaries listed in the following table:

Vessel-owning Subsidiary	Country of Incorporation	Vessel Name or Hull Number
Carmel Investment Corp.	Marshall Islands	Aegean Rose
Evian Enterprises Co.	Marshall Islands	Aegean Daisy
Clyde Shipping Corp.	Marshall Islands	Aegean Tulip
Aegean Tiffany Shipping Pte. Ltd.	Singapore	Aegean Tiffany
Aegean Breeze Shipping Pte. Ltd.	Singapore	Aegean Breeze I
Aegean X Maritime Inc.	Marshall Islands	Aegean X
Aegean Marine Petroleum LLC(1)	United Arab Emirates	Aegean Flower
Aegean VII Shipping Ltd.	Malta	Aegean VII
Venus Holding Company	Marshall Islands	Aegean IX
Carnaby Navigation Inc.	Liberia	Aegean Pride I
Baltic Navigation Company	Marshall Islands	Aegean Force
Mare Vision S.A.	Marshall Islands	Aegean XI

(1) Aegean Marine Petroleum LLC is a controlled subsidiary which is 51% owned by a local nominee.

Vessel-owning Subsidiary	Country of Incorporation	Vessel Name or Hull Number
Milos I Maritime Inc.	Marshall Islands	Hope
Sea Breezer Marine S.A.	Marshall Islands	Aegean Princess
Milos Shipping Pte. Ltd.	Singapore	Milos
Vera Navigation S.A.	Liberia	Vera
Ouranos Tanking S.A.	Liberia	Ouranos
Pontos Navigation Inc.	Marshall Islands	Leader
Baldwin Management Co.	Marshall Islands	Sara
Aegean Tanking S.A.	Liberia	Fos
Serifos Maritime Inc.	Marshall Islands	Serifos
Kithnos Maritime Inc.	Marshall Islands	Kithnos
Amorgos Maritime Inc.	Marshall Islands	Amorgos
Kimolos Maritime Inc.	Marshall Islands	Kimolos
Syros Maritime Inc.	Marshall Islands	DN-3500-6
Mykonos Maritime Inc.	Marshall Islands	DN-3500-7
Santorini Maritime Inc.	Marshall Islands	DN-3500-8
Paros Maritime Inc.	Marshall Islands	DN-3500-9
Naxos Maritime Inc.	Marshall Islands	DN-3500-10
Andros Marine Inc.	Liberia	DN-3800-11
Dilos Marine Inc.	Liberia	DN-3800-12
Ios Marine Inc.	Liberia	DN-3800-13
Sifnos Marine Inc.	Liberia	DN-3800-14
Tinos Marine Inc.	Liberia	DN-3800-15
Kerkyra Marine S.A.	Liberia	QHS 207
Ithaki Marine S.A.	Liberia	QHS 208
Cephallonia Marine S.A.	Liberia	QHS 209
Paxoi Marine S.A.	Liberia	QHS 210
Zakynthos Marine S.A.	Liberia	QHS 215
Lefkas Marine S.A.	Liberia	QHS 216
Kythira Marine S.A.	Liberia	QHS 217
Eton Marine Ltd.	Liberia	QHS 220
Tasman Seaways Inc.	Liberia	QHS 221
Benmore Services S.A.	Liberia	QHS 222
Ingram Enterprises Co.	Liberia	QHS 223
Santon Limited	Liberia	QHS 224
Ocean Dynamic Corp.	Marshall Islands	N 2230007
Sea Global S.A.	Marshall Islands	N 222000

D.           Property, Plant and Equipment

Real Property

The following table presents certain information on our leased and owned properties as of April 1, 2008.  We consider our properties to be suitable and adequate for our present needs.

Location	Principal Use	Leased or Owned	Lease Expiration Date
Piraeus, Greece	Business coordination center and ship-management office	Leased	May 2011 and May 2012
Portland, the United Kingdom	Administrative and operations office and storage facility	Leased	April 2030
Fujairah, the United Arab Emirates	Administrative and operations office	Leased	December 2008
Khor Fakkan, the United Arab Emirates	Administrative and operations office	Leased	September 2008
Gibraltar	Administrative and operations office	Leased	April 2140
Kingston, Jamaica	Administrative and operations office	Leased	month-to-month
Singapore	Administrative and operations office	Leased	September 2010
Antwerp, Belgium	Administrative and operations office	Leased	October 2010
Edgewater, New Jersey	Sales and marketing office	Owned
Miami, Florida	Sales and marketing office	Leased	October 2009
New York City, New York	Administrative office	Leased	December 2008
Nicosia, Cyprus	Administrative office	Leased	May 2010

Fleet

The following table lists our fleet of owned vessels as of April 1, 2008:

Name	Double Hull	Flag	Build	Dwt
Bunkering Tankers:
Kimolos	Yes	Singapore	2008	4,600
Kithnos	Yes	Liberia	2007	4,600
Amorgos	Yes	Liberia	2007	4,627
Serifos	Yes	Singapore	2007	4,664
Milos	Yes	Singapore	2007	4,626
Aegean Tiffany	Yes	Singapore	2004	2,747
Aegean Breeze I	Yes	Singapore	2004	2,747
Aegean Flower	Yes	United Arab Emirates	2001	6,523
Aegean Tulip	Yes	Liberia	1993	4,853
Aegean Princess	Yes	Liberia	1991	7,030
Sara	Yes	Malta	1990	7,389
Aegean Rose	Yes	Gibraltar	1988	4,935
Aegean Daisy	Yes	Gibraltar	1988	4,935
Aegean X	Yes	Panama	1982	6,400
Aegean Pride I	Yes	Liberia	1982	11,538

Name	Double Hull	Flag	Build	Dwt
Bunkering Tankers:
Aegean XI	Yes	Liberia	1984	11,050
Aegean Force	Yes	Liberia	1980	6,679
Hope	Yes	Liberia	1980	10,597
Vera	No	Liberia	1985	3,720
Aegean VII	No	Liberia	1984	3,892
Aegean IX	No	Panama	1976	7,216(1)

Panamax Tankers
Ouranos	Yes	Liberia	1983	67,980
Fos	Yes	Liberia	1981	67,980

Aframax Tankers
Leader	Yes	Panama	1985	83,890

(1) Currently certified for use of 4,999 dwt.

We position our bunkering tankers across our existing service centers and review vessel positioning on a periodic basis and reposition them among our existing or new service centers to optimize their deployment. Our vessels operate within or outside the territorial waters of each geographical location and, under international law, usually fall under the jurisdiction of the country of the flag they carry. Generally, our bunkering tankers are not permanently located within any particular territorial waters and we are free to use all of our bunkering tankers in any geographical location. We use our double hull Panamax product tankers as floating storage facilities and had deployed our double hull Aframax tanker for hire in the international spot market before we positioned it in Ghana for use as a floating storage facility.

We intend to expand our business and marine fuel delivery capability. In furtherance of this objective, we have entered into newbuilding contracts with two shipyards located in China for the construction of new double hull bunkering tankers; we have 26 remaining vessels to take delivery on between April 2008 and December 2010. As we expand our global presence, we expect to enter into agreements with third party sellers to purchase additional double hull bunkering tankers. Following the delivery of the 26 newbuildings we have under contract, we expect to have 44 double hull vessels in our operating fleet of bunkering tankers by 2010.

The following table presents certain information concerning 26 bunkering tankers that we have contracted to build.

Hull Number	Hull Type	Expected Delivery	Dwt	Shipyard
Bunkering Tankers Under Contracts:
DN-3500-6	Double Hull	Q2 2008	4,600	Fujian
DN-3500-7	Double Hull	Q2 2008	4,600	Fujian
DN-3500-8	Double Hull	Q2 2008	4,600	Fujian
DN-3500-9	Double Hull	Q3 2008	4,600	Fujian
DN-3500-10	Double Hull	Q3 2008	4,600	Fujian
DN-3800-11	Double Hull	Q1 2009	4,600	Fujian
DN-3800-12	Double Hull	Q2 2009	4,600	Fujian
DN-3800-13	Double Hull	Q2 2009	4,600	Fujian
DN-3800-14	Double Hull	Q3 2009	4,600	Fujian
DN-3800-15	Double Hull	Q3 2009	4,600	Fujian
QHS 207	Double Hull	Q1 2009	5,500	Hyundai

Hull Number	Hull Type	Expected Delivery	Dwt	Shipyard
Bunkering Tankers Under Contracts:
QHS 208	Double Hull	Q1 2009	5,500	Hyundai
QHS 209	Double Hull	Q2 2009	5,500	Hyundai
QHS 210	Double Hull	Q2 2009	5,500	Hyundai
QHS 215	Double Hull	Q2 2009	5,500	Hyundai
QHS 216	Double Hull	Q3 2009	5,500	Hyundai
QHS 217	Double Hull	Q3 2009	5,500	Hyundai
QHS 220	Double Hull	Q2 2008	5,500	Hyundai
QHS 221	Double Hull	Q3 2008	5,500	Hyundai
QHS 222	Double Hull	Q3 2009	5,500	Hyundai
QHS 223	Double Hull	Q4 2009	5,500	Hyundai
QHS 224	Double Hull	Q4 2009	5,500	Hyundai
QHS 225	Double Hull	Q4 2009	5,500	Hyundai
QHS 226	Double Hull	Q1 2010	5,500	Hyundai
QHS 227	Double Hull	Q1 2010	5,500	Hyundai
QHS 228	Double Hull	Q1 2010	5,500	Hyundai

In addition to expanding our fleet with bunkering tankers, we have entered into newbuilding contracts for the construction of two specialty tankers and we have options, which we plan to exercise, to build four additional specialty tankers. We plan to use our specialty tankers to make distribution of gasoline and other refined petroleum products to island economies, including the Greek islands.

The following table presents certain information concerning our two specialty tankers under the newbuilding contracts and the option to purchase, or to have built, two specialty tankers exercisable on or before the launching of the first of two specialty tankers and on the delivery date of the first of two specialty tankers under contract for two additional specialty tankers.

Hull Number	Hull Type	Expected Delivery	Dwt
Specialty Tankers Under Contracts:
N 2220000	Double Hull	Q4 2008	2,400
N 2230007	Double Hull	Q2 2008	2,400
Specialty Tankers Under Option:
N/A	Double Hull	Q2 2008	2,400
N/A	Double Hull	Q3 2008	2,400
N/A	Double Hull	Q4 2008	2,400
N/A	Double Hull	Q1 2009	2,400

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following management’s discussion and analysis of the results of our operations and our financial condition should be read in conjunction with the financial statements and the notes to those statements included elsewhere in this report. This discussion includes forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, such as those set forth in the “Risk Factors” section and elsewhere in this report.

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

We purchase marine petroleum products from reputable suppliers under either long-term supply contracts or on the spot markets at a margin over PLATTS prices. Except for our service centers in Gibraltar and the United Arab Emirates, we generally take deliveries of the products on the day of, or few days prior to, the delivery of the products to the customer's vessel. In Gibraltar and the United Arab Emirates, utilizing our storage facility, we take deliveries of the products generally more than one but less than two weeks prior to delivery of the products to our customers. The cost of our marine fuel purchases is generally fixed at the date of loading from the supplier's premises. Generally, under our long-term supply contracts, the supplier undertakes to supply us with a minimum quantity of marine fuel per month subject to a maximum. Price calculations vary from supplier to supplier in terms of the supplier's margins, the referenced PLATTS prices and the calculation of the average PLATTS price. Depending on the agreement with each supplier, the referenced PLATTS price could be the spot price or an average price over a specified period.

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

•
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

•
Gross spread on marine petroleum products and gross spread per metric ton of marine fuel sold.    Gross spread on marine petroleum products represents the margin that we generate on sales of marine fuel and lubricants. We calculate gross spread on marine petroleum products by subtracting from sales of marine petroleum products the cost of marine petroleum products sold and any cargo transportation costs. For arrangements in which we physically supply marine petroleum products using our bunkering tankers, costs of marine petroleum products sold represents amounts paid by us for marine petroleum products sold in the relevant reporting period. For arrangements in which marine petroleum products are purchased from our related company, Aegean Oil S.A., or Aegean Oil, cost of marine petroleum products sold represents the total amount paid by us to the physical supplier for marine petroleum products and their delivery to our customers.  For arrangements in which we purchase cargos for our floating storage facilities, cargo transportation costs are either included in the purchase price of marine fuels that we paid to the supplier or paid separately by us to a third-party transportation provider.

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

	For the Year Ended December 31,

	2003	2004	2005	2006	2007

	(in thousands of U.S. dollars, unless otherwise stated)

Gross spread on marine petroleum products	19,413	24,997	40,804	62,020	89,671
Less: Sales of lubricants	(1,500)	(3,471)	(3,824)	(6,628)	(7,313)
Add: Cost of lubricants sold	1,300	3,097	3,560	6,173	6,777
Gross spread on marine fuel	19,213	24,623	40,540	61,565	89,135

Sales volume of marine fuel (metric tons)	1,109,887	1,169,430	1,746,377	2,367,289	3,437,269

Gross spread per metric ton of marine fuel sold (U.S. dollars)	17.3	21.1	23.2	26.0	25.9

The following table reconciles our gross spread on marine petroleum products sold to the most directly comparable GAAP measure, operating income, for all periods presented:

For the Year Ended December 31,

2003	2004	2005	2006	2007

(in thousands of U.S. dollars)

Gross spread on marine petroleum products	19,413	24,997	40,804	62,020	89,671
Add: Voyage revenues	8,100	14,983	10,450	11,639	5,758
Add: Other revenues	1,126	593	1,275	1,516	1,266
Add: Gain on sale of vessel	-	-	-	-	2,693
Less: Salaries, wages and related costs	(3,581)	(5,052)	(8,958)	(12,871)	(24,363)
Less: Vessel hire charges	(3,390)	(2,436)	(518)	-	-
Less: Depreciation	(809)	(1,546)	(2,226)	(4,240)	(6,373)
Less: Amortization	(240)	(386)	(636)	(1,684)	(3,224)
Less: Management fees	(513)	(183)	(182)	(223)	(54)
Less: Other operating expenses	(9,043)	(12,348)	(16,629)	(25,697)	(39,042)
Add: Cargo transportation costs	-	-	-	-	4,466
Operating income	11,063	18,622	23,380	30,460	30,798

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

Gross spread on marine petroleum products and gross spread per metric ton of marine fuel sold should not be considered as alternatives to operating income, net income or other GAAP measures and may not be comparable to similarly titled measures of other companies. Gross spread on marine petroleum products and gross spread per metric ton of marine fuel sold do not reflect certain direct and indirect costs of delivering marine petroleum products to our customers (such as crew salaries, vessel depreciation, storage costs, other vessel operating expenses and overhead costs) or other costs of doing business.

•
Number of service centers. The number of service centers includes our physical supply operations in the United Arab Emirates, Gibraltar, Jamaica, Singapore and Northern Europe, as well as Greece, where we conduct operations through our related company, Aegean Oil. The number of service centers is an indicator of the geographical distribution of our operations and affects both the amount of revenues and expenses that we record during a given period. We commenced physical supply operations in Singapore on June 2, 2006. We acquired our service center in Northern Europe on October 9, 2007.

•
Average number of operating bunkering tankers. Average number of operating bunkering tankers is the number of operating bunkering tankers in our fleet for the relevant period, as measured by the sum of the number of days each bunkering tanker was used as a part of our fleet during the period divided by the cumulative number of calendar days in the period multiplied by the number of operating bunkering tankers at the end of the period. The average number of operating bunkering tankers is an indicator of the size of our fleet and operations and affects both the amount of revenues and expenses that we record during a given period.

The following table reflects our sales volume of marine fuel, gross spread on marine petroleum products, gross spread per metric ton of marine fuel sold, number of service centers and average number of operating bunkering tankers for the periods indicated.

	Year Ended December 31,

	2005	2006	2007
	(in thousands of U.S. dollars, unless otherwise stated)
Sales volume of marine fuel (metric tons)	1,746,377	2,367,289	3,437,269
Gross spread on marine petroleum products	40,804	62,020	89,671
Gross spread per metric ton of marine fuel sold (U.S. dollars)	23.2	26.0	25.9
Number of service centers, end of period	4.0	5.0	6.0
Average number of operating bunkering tankers	9.0	11.1	13.5

Sales of Marine Petroleum Products and Gross Spread on Marine Petroleum Products

Our sales of marine petroleum products and gross spread on marine petroleum products consist of the sales revenue and gross spread that we generate on sales of marine fuel and lubricants.

Our sales of marine petroleum products are driven primarily by the number of our service centers, the number of operating bunkering tankers in our fleet, our sales prices and our credit terms and credit control process. The cost of marine petroleum products sold is driven primarily by availability of marine petroleum products, our purchasing methods, supplier cost prices and credit terms and our internal quality control processes. These drivers, in turn, are affected by a number of factors, including:

•	our entrance into new markets;

•	our purchasing methods of marine petroleum products;

•	our marketing strategy;

•	our vessel acquisitions and disposals;

•	PLATTS prices;

•	conditions in the international shipping and the marine fuel supply industries;

•	regulation of the marine fuel supply industry;

•	regulation of the tanker industry;

•	levels of supply of and demand for marine petroleum products;

•	levels of competition; and

•	other factors affecting our industry.

The following table reflects our growth in sales of marine petroleum products in each of our service centers for the periods indicated. The sales of marine petroleum products attributed to each service center are based on the point-of-delivery geographical location of the customer vessels.

	Year Ended December 31,

	2005	2006	2007

	(in thousands of U.S. dollars)

Greece (1)	125,540	167,061	165,231
Gibraltar (1)	152,372	240,412	433,524
United Arab Emirates (1)	130,459	180,453	287,347
Jamaica (1)	77,385	147,211	212,093
Singapore (1)(2)	—	39,496	193,747
Northern Europe (1)(3)	—	—	37,443
Other sales (4)	19,849	16,024	16,464
Total	505,605	790,657	1,345,849

(1)	Excludes sales of lubricants which are included in other sales.
(2)	We commenced physical supply operations in Singapore on June 2, 2006.
(3)	We acquired our service center in Northern Europe on October 9, 2007.
(4)	Includes sales of marine fuel not attributed to any of our service centers and sales of lubricants worldwide.

We sell and deliver marine petroleum products to a broad and diversified customer base, including international commercial shipping companies, governments, and marine fuel traders and brokers. For the years ended December 31, 2005, 2006 and 2007, none of our customers accounted for more than 10% of our total revenues.

The commercial shipping industry generally purchases marine fuel on a spot basis and historically we have not had any long-term sales volume contracts with customers. On March 1, 2006, however, we entered into a two-year contract to supply minimum quantities of fuel to a commercial customer in Jamaica. As we expand our global network and increase our geographical coverage, we expect some of our customers to enter into long-term sales volume contracts.

In addition to our physical supply operations, from time to time we conduct limited marine fuel trading activities, generally in locations where we do not have service centers. This business involves activities whereby we contract with third-party physical suppliers to sell us marine fuel and to deliver the marine fuel to a customer in the relevant location. Accordingly, our trading activities do not involve our physical possession of marine fuel and require less complex logistical operations, and infrastructure. As such, we typically earn a significantly lower gross spread from our trading activities than from our physical supply activities.

We purchase and take delivery of marine petroleum products from various suppliers under long-term volume contracts or on the spot market. Long-term supply contracts from third parties allow us to minimize our exposure to supply shortages. In general, at each of our service centers except for Gibraltar and the United Arab Emirates, we purchase from local supply sources.

Our cost of marine petroleum products includes purchases from related companies. In Greece, we purchase marine petroleum products under a ten-year supply contract that commenced on April 1, 2005, from our related company, Aegean Oil, which charges us its actual cost of the marine petroleum products plus a margin. We believe the amounts we paid to our related company are comparable to amounts that we would have negotiated in arm's-length transactions with unaffiliated third parties. Prior to June 1, 2005, we also purchased marine petroleum products from Golden Sun Marine Corp., our related company. For further discussion of our marine petroleum products purchases from related companies, please refer to the section of this report entitled "Major Shareholders and Related Party Transactions."

The following table reflects our cost of marine petroleum products sold incurred from third-party suppliers and from our related company suppliers for the periods indicated.

Year Ended December 31,

2005	2006	2007

(in thousands of U.S. dollars)

Third-party suppliers	360,223	573,615	1,091,769
Related company suppliers	104,578	155,022	159,943
Total	464,801	728,637	1,251,712

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

Voyage Revenues

In the past, our voyage revenues were primarily derived from time and voyage charters of our only non-bunkering tanker, Aegean Hellas, which is a single hull Aframax tanker with a cargo-carrying capacity of approximately 92,000 dwt. We purchased this tanker with the initial intention of strategically positioning it as a floating storage facility at one of the ports that we serve. As of December 31, 2006, we were deploying this vessel for hire in the international spot market. Voyage revenues of Aegean Hellas were driven primarily by the number of operating days and the amount of daily charter hire rates, which, in turn, were affected by a number of factors, including the duration of the charter, the age, condition and specification of the vessel and the levels of supply and demand in the tanker shipping industry. On April 17, 2007, we sold Aegean Hellas to an unrelated third party.

Voyage revenues are also generated by tankers that we utilize in the spot market pending their deployment as storage vessels or bunkering tankers. In addition, we have entered into newbuilding contracts for the construction of two new double hull petroleum products tankers with roll-on roll-off facilities and refueling capabilities for fuel trucks, which we call specialty tankers, and we have options to build four additional specialty tankers. We currently plan to exercise these options. We currently intend to position these tankers in Greek waters and we expect to deploy them primarily under contracts of affreightment with operators of gasoline station networks in the Greek Islands, including major oil producers, state-owned refineries and independent physical suppliers of gasoline and related products. We expect that voyage revenues will increase once the first specialty tanker is delivered to us and placed into service.

Salaries, Wages and Related Costs

We employ salaried employees at our offices in Greece, New York City, and at each of our service centers. Furthermore, we employ crews for our bunkering tankers under short-term contracts. The majority of our salaries, wages and related costs are for our salaried employees and vessel crews. Costs relating to our salaried employees are mainly incurred at our office in Greece where most of our sales and marketing, operations, technical, accounting and finance departments are located and our administrative office in New York City from where we oversee our financial and other reporting functions. We maintain a minimal number of salaried employees at our service centers where we typically employ a local operations manager and staff to support the logistical aspects of our operations.

The following table reflects salaries, wages and costs related to our crews and salaried employees.

Year Ended December 31,

2005	2006	2007

(in thousands of U.S. dollars)

Shipboard personnel	5,962	8,319	11,509
Shoreside personnel	2,996	4,552	12,854
Total	8,958	12,871	24,363

Our salaries, wages and related costs have grown over the past several years mainly due to our expansion and the increase in crew wages as we have added bunkering tankers to our fleet. We expect that the amount of salaries, wages and related costs will continue to increase as a result of our further expansion into new markets and acquisitions of additional double hull bunkering tankers and floating storage facilities.

Depreciation

The cost of our vessels is depreciated on a straight-line basis over the expected useful life of each vessel. We expect that these charges will continue to increase primarily as a result of our planned acquisitions of additional bunkering tankers and floating storage facilities.

Other Operating Expenses

Other operating expenses primarily include the voyage costs of our recently-sold Aframax tanker, the Aegean Hellas, and the operating expenses of all our bunkering tankers, including the cost of insurance, expenses relating to repairs and maintenance (which does not include amortization of drydocking costs), the cost of spares and consumable stores, consumption of marine petroleum products and other miscellaneous expenses. Our bunkering tanker operating expenses, which generally represent fixed costs, have historically increased as a result of the enlargement of our fleet. We expect these expenses to increase further as a result of our acquisition of additional bunkering tankers and floating storage facilities.

Other operating expenses also include expenses relating to rent, communal charges, advertising, travel, public relations and auditing and legal fees. We expect these expenses to increase further as we enter new markets and as a result of our transformation from a privately-held business to a publicly-traded company.

Other operating expenses include a provision for doubtful accounts. We believe that our provision for doubtful accounts has been relatively low in the past several years due to our effective credit control process. As we expand our operations across the globe, we expect our provision for doubtful accounts to increase concurrently with our revenues.

Finally, other operating expenses include amounts relating to the storage of marine petroleum products resulting from acquisitions and use of floating storage facilities such as our tanker, the Ouranos, Fos and Leader. We believe that the ownership of floating storage facilities will allow us to mitigate the risk of supply shortages. Generally, the costs of storage have been included in the price per metric ton quoted by local suppliers of refined marine fuel. Accordingly, we expect that the ownership of floating storage facilities will allow us to convert the variable costs of this storage fee markup per metric ton quoted by suppliers into fixed costs of operating our storage facilities, allowing us to spread larger sales volumes over a fixed cost base and to decrease our refined marine fuel costs.

Management Fees

We have historically paid Aegean Shipping Management S.A., or Aegean Shipping, our former fleet manager and a related company, owned and controlled by members of Mr. Melisanidis' family, a fixed management fee per month for each vessel in our operating fleet in exchange for providing our bunkering tankers and Aframax tankers with strategic, technical and commercial management services in connection with the deployment of our fleet. On April 17, 2007, we sold the last vessel managed by Aegean Shipping, the Aegean Hellas. We believe the amounts we paid to our related company manager were comparable to amounts that we would have negotiated in arm's-length transactions with unaffiliated third parties. For further discussion please refer to the section of this report entitled “Major Shareholders and Related Party Transactions—Related Party Transactions.”

Interest and Finance Costs

We have historically incurred interest expense and financing costs in connection with long-term debt to partially finance the acquisitions of our vessels and in connection with short-term bank borrowings obtained for working capital purposes. In connection with our initial public offering, we repaid and terminated a portion of our outstanding indebtedness. Subsequently, we have incurred and expect to continue incurring interest expense and financing costs under our (i) existing credit facilities to finance the construction of our new bunkering tankers, (ii) existing credit facilities to finance the construction of our new specialty tankers, and (iii) our senior secured credit facility. We intend to limit the amount of these expenses and costs by repaying our outstanding indebtedness from time to time from our cash flows from operations. Furthermore, if we decide to purchase other vessels or pursue other projects in the future, we may consider strategic debt or equity financing options at that time.

We believe that, in the short-term, a majority of the interest and financing costs relating to our credit facilities to finance vessel construction, will be capitalized as part of the acquisition costs of our vessels and not be incurred as interest expense in our statements of income.

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

AMP has established an office in Greece which provides services to AMP and AMP's office in Cyprus. Under the laws of Greece, and in particular under Greek Law 3427/2005 which amended, replaced and supplemented provisions of Law 89/1967, which expired on December 31, 2005, the income of AMP's Greek office is calculated on a cost plus basis on expenses incurred by that office. The Greek Ministry of Economy and Finance has determined that the profit margin applicable to AMP is 5%. This determination is subject to periodic review. AMP's income, as calculated by applying the 5% profit margin, is subject to Greek corporate income tax at the rate of 29% for fiscal year 2006 and 25% for fiscal years 2007 and later. All expenses to which the profit percentage applies are deducted from gross income for Greek corporate income tax purposes. Accordingly, under Greek Law 3427/2005, as currently applied to us, we expect that AMP will continue to have no liability for any material amount of Greek income tax.

Under the laws of the countries of incorporation of our vessel-owning subsidiaries and our subsidiaries that operate service centers and the laws of the countries of our vessels' registration, our vessel-owning companies are generally not subject to tax on our income that is characterized as shipping income.

Our corporate income tax exposure is in taxable jurisdictions such as Gibraltar, Jamaica, Singapore and Belgium.

Our business is affected by taxes imposed on the purchase and sale of marine petroleum products in various jurisdictions in which we operate from time to time. These taxes include sales, excise, goods and services taxes, value-added taxes, and other taxes. We do not pay a material amount of tax in any jurisdiction in which we operate.

Results of Operations

Year ended December 31, 2007 compared to the year ended December 31, 2006

Sales of Marine Petroleum Products.  Sales of marine petroleum products increased by $555.1 million, or 70.2%, to $1,345.8 million for the year ended December 31, 2007, compared to $790.7 million for the year ended December 31, 2006. Of the total increase in sales of marine petroleum products, $416.7 million was attributable to an increase in sales volume of marine fuel (using average prices for the year ended December 31, 2007), $137.8 million was attributable to a 17.6% increase in the average price of marine fuel (using sales volumes for the year ended December 31, 2006), and $0.6 million was attributable to an increase in the sales of lubricants. Sales volume of marine fuel increased by 1,069,980 metric tons, or 45.2%, to 3,437,269 metric tons for the year ended December 31, 2007, compared to 2,367,289 metric tons for the year ended December 31, 2006 due to additional volume of sales of marine fuel in Gibraltar, the United Arab Emirates, Jamaica and Singapore and due to sales of marine fuel in our service center in Northern Europe, which commenced physical supply operations on October 9, 2007. Our increased volume of sales in our service centers is mainly attributable to improved market conditions. The increase in the average price of marine fuel is primarily due to the increase in worldwide oil and gas prices.

Gross Spread on Marine Petroleum Products.  Gross spread on marine petroleum products increased by $27.7 million, or 44.7%, to $89.7 million for the year ended December 31, 2007, compared to $62.0 million for the year ended December 31, 2006. The increase in our gross spread on marine petroleum products mainly resulted from the increased sales volume of marine fuel. Our gross spread per metric ton of marine fuel sold during the year ended December 31, 2007 remained virtually unchanged at $25.9 compared to $26.0 for the year ended December 31, 2006. The nominal change in our gross spread per metric ton of marine fuel sold was significantly lower than the increase of 17.6% in the average price of marine fuel; gross spreads per metric ton do not generally increase or decrease proportionately with the price of marine fuel. Accordingly, gross spread on marine petroleum products, as a percentage of total revenues, decreased from 7.7% for the year ended December 31, 2006 to 6.6% for the year ended December 31, 2007.  Gross spread on marine petroleum products and gross spread per metric ton of marine fuel sold are non-GAAP measures and should not be considered as alternatives to operating income, net income or other GAAP measures and may not be comparable to similarly titled measures of other companies. Please refer to section entitled “Factors Affecting Our Results of Operations” for a reconciliation of gross spread on marine petroleum products to the most directly comparable GAAP measure.

Voyage Revenues.  Voyage revenues decreased by $5.8 million, or 50.0%, to $5.8 million for the year ended December 31, 2007, compared to $11.6 million for the year ended December 31, 2006. This decrease was mainly attributable to the sale of our Aframax tanker, the Aegean Hellas, on April 17, 2007.

Salaries, Wages and Related Costs.  Salaries, wages and related costs increased by $11.5 million, or 89.1%, to $24.4 million for the year ended December 31, 2007, compared to $12.9 million for the year ended December 31, 2006. This increase was mainly due to increased full-time employees primarily at our Greek office as we hired new operational employees to manage our expanded fleet and service center network and accounting and finance staff to manage our increased reporting requirements as a public company. Furthermore, crew costs increased as the average number of operating bunkering tankers increased to 13.5 for the year ended December 31, 2007, compared to 11.1 for the year ended December 31, 2006. Furthermore, increased crew costs included salaries of our crew on the floating storage facilities, Ouranos and Leader, which were acquired during 2007, and of our crew on the Fos, which was acquired during the latter half of 2006.

Depreciation.   Depreciation increased by $2.2 million, or 52.4%, to $6.4 million for the year ended December 31, 2007, compared to $4.2 million for the year ended December 31, 2006. This increase exceeded the 21.6% increase in the average number of operating bunkering tankers due to the higher age and acquisition costs of recently-acquired bunkering tankers and floating storage facilities.

Other Operating Expenses.  Other operating expenses increased by $13.3 million, or 51.8%, to $39.0 million for the year ended December 31, 2007, compared to $25.7 million for the year ended December 31, 2006. This increase in other operating expenses was primarily attributable to the following factors: $6.3 million of the total increase was attributable to the increase in the vessel operating costs of our bunkering tankers, which include insurance policies, repairs and maintenance, spares and consumable stores and consumption of marine petroleum products and  $6.2 million of the total increase was attributable to the increase in overhead costs, mainly general and administrative expenses of our Greek office, our New York City office and our service centers, including costs of complying with our increased compliance and reporting requirements as a public company. Furthermore, $4.5 million of the total increase was attributable to cargo transportation costs which were not applicable during 2006. The above-mentioned increases were offset by a $3.1 million decrease in the operating costs of our recently-sold Aframax tanker as well as a decrease in storage costs of $0.6 million.

Interest and Finance Costs.  Interest and finance costs declined by $1.7 million to $3.5 million for the year ended December 31, 2007, compared to $5.2 million for the year ended December 31, 2006. The decrease in interest and finance costs was mainly attributable to the repayment of a material portion of our debt outstanding following our initial public offering on December 8, 2006.

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

Gross Spread on Marine Petroleum Products.  Gross spread on marine petroleum products increased by $21.2 million, or 52.0%, to $62.0 million for the year ended December 31, 2006, compared to $40.8 million for the year ended December 31, 2005. The increase in our gross spread on marine petroleum products mainly resulted from the increased sales volume of marine fuel and from the increased gross spread per metric ton of marine fuel sold on such volumes. Our gross spread per metric ton of marine fuel sold during the year ended December 31, 2006 increased 12.1% to $26.0 from $23.2 during the year ended December 31, 2005. The increase in our gross spread per metric ton of marine fuel sold resulted from improved market conditions in our combined port portfolio. Furthermore, the increase in our gross spread per metric ton of marine fuel sold is also due to our increased sales volumes in locations where we generally obtain higher margins such as our service centers in Jamaica and Gibraltar. Finally, the increase of 12.1% in our gross spread per metric ton of marine fuel sold was slightly lower than the increase of 15.3% in the average price of marine fuel; gross spreads per metric ton do not generally increase or decrease proportionately with the price of marine fuel. Accordingly, gross spread on marine petroleum products, as a percentage of total revenues, decreased from 7.9% for the year ended December 31, 2005 to 7.7% for the year ended December 31, 2006.  Gross spread on marine petroleum products and gross spread per metric ton of marine fuel sold are non-GAAP measures and should not be considered as alternatives to operating income, net income or other GAAP measures and may not be comparable to similarly titled measures of other companies. Please refer to section entitled “Factors Affecting Our Results of Operations” for a reconciliation of gross spread on marine petroleum products to the most directly comparable GAAP measure.

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

Salaries, Wages and Related Costs.  Salaries, wages and related costs increased by $3.9 million, or 43.3%, to $12.9 million for the year ended December 31, 2006, compared to $9.0 million for the year ended December 31, 2005. This increase is mainly due to increased crew costs. The average number of operating bunkering tankers increased by 23.3%, to 11.1 for the year ended December 31, 2006, compared to 9.0 for the year ended December 31, 2005. Furthermore, increased crew costs included salaries of our crew on the floating storage facility, Fos, which was acquired during 2006, and salaries of our crew on the bunkering tanker, Aegean Flower, which was not operational during the first quarter of 2005 due to an engine breakdown. The increase in salaries, wages and related costs is also attributable to additional salaried employees hired at our Greek office, including sales and marketing and operations personnel to manage our expanded network and accounting and finance staff employed in anticipation of our reporting requirements as a public company.

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

Depreciation.   Depreciation increased by $2.0 million, or 90.9%, to $4.2 million for the year ended December 31, 2006, compared to $2.2 million for the year ended December 31, 2005. This increase exceeded the 23.3% increase in the average number of operating bunkering tankers due to the higher age and acquisition costs of the three double hull bunkering tankers, Aegean Pride I, Aegean XI and Aegean Force, acquired on December 20, 2005, May 3, 2006 and July 25, 2006, than the average age and acquisition costs of our then-existing fleet.

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

Our cash is primarily denominated in U.S. dollars because our sales of marine petroleum products are fully denominated in U.S. dollars. Our service centers pay their operating expenses in various currencies—primarily the Euro, the UAE dirham, the Gibraltar pound, the Jamaican dollar and the Singapore dollar. Our treasury department transfers cash to our service centers monthly on an as-needed basis and accordingly, we maintain low levels of foreign currency at our service centers.

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

We have funded our business primarily through: (i) cash generated from operations, (ii) equity capital and short-term borrowings from our shareholders, (iii) short-term borrowings, and (iv) long-term bank debt. We have a revolving credit facility that provides for borrowings up to certain amounts for working capital purposes as well as a sublimit for the issuance of standby letters of credit. Furthermore, we have long-term debt facilities with several banks in order to partially finance the acquisition costs of several of our vessels. The credit agreements for the long-term debt facilities are secured with first priority mortgages over certain of our vessels. As of December 31, 2007, we believe that we were in compliance in all material respects with all covenants of our credit facilities.

Credit Facilities

As of December 31, 2006 and 2007, we had the following outstanding loans:

Loan	Date	2006	2007
		(in millions of U.S. dollars)

Senior secured credit facility	December 20, 2007	-	133.0
Secured syndicated term loan facility with respect to five newbuildings	July 5, 2007	-	3.1
Secured syndicated term loan facility with respect to seven newbuildings	October 30, 2006	7.0	11.5
Secured term loan facility with respect to two newbuildings	October 27, 2006	1.5	4.5
Secured term loan facility with respect to three newbuildings	October 25, 2006	2.3	3.8
Secured term loan facility under the 2006 senior secured credit facility with respect to five newbuildings	December 19, 2006	-	19.3
Secured term loan facility with respect to five newbuildings	February 10, 2006	4.2	-
Secured syndicated term loan facility with respect to two newbuildings	October 26, 2005	13.5	15.1
Secured syndicated term loan facility with respect to five newbuildings	August 30, 2005	5.0	17.7
		33.5	208.0

The following is a summary of terms, including operating and financial restrictions, of our credit facilities.

Senior secured credit facilities.    On December 20, 2007, AMP entered into a syndicated overdraft, guarantee and letter of credit facility with international commercial lenders, our senior secured credit facility, for working capital and general corporate purposes. Our senior secured credit facility replaced the guarantee and letter credit line portion of our 2006 senior secured credit facility discussed below. Our senior secured credit facility is in an amount of up to $300.0 million, consisting of a guarantee and/or letter of credit line in an amount of up to $150.0 million and an overdraft facility in an amount of up to $150.0 million. Our senior secured credit facility has a term of one year which is renewable. The borrowings under the overdraft facility bear interest at a rate of LIBOR plus a margin of 1.25%.  Documentary and standby letters of credit are subject to commissions of 0.25% and 0.625%, respectively.

Our senior secured credit facility is secured by, among other things:

•	a first priority mortgage on our ten of our double hull bunkering tankers and three floating storage facilities, or our mortgaged vessels;

•	an assignment of all earnings, requisition compensation and insurance policies of our mortgaged vessels;

•	charge over AMP's operating account;

•	our corporate guarantee and guarantees of our vessel-owning subsidiaries acting as guarantors;

•	the general assignment of trade receivables by us and our subsidiaries; and

•	corporate guarantee of our vessel-owning subsidiaries acting as supplemental guarantors and undertakings to provide first priority mortgages if the lenders so request.

Our senior secured credit facility contains certain covenants requiring us to, among other things:

•	maintain our listing at the New York Stock Exchange;

•	ensure that our vessels are managed by Aegean Bunkering Services Inc. and that there is no change in their management without the lenders' consent;

•	obtain and maintain an interest insurance policy and additional perils pollution insurance policies for 100% of the market value of our vessels;

•	indemnify the lenders against the consequences of a pollution incident;

•	ensure that there is no change of AMP's or our and our subsidiaries' business;

•	have direct control of and own directly or indirectly 100% of the capital stock of vessel-owning subsidiaries acting as guarantors and additional guarantors;

•	maintain minimum security of 120% of the outstanding facility amount;

•	ensure that Mr. Melisanidis controls at least 32% of our shares;

•	inform the lenders about any actual or proposed purchases; and

•	provide the lenders with financial statements on a semi-annual and annual basis and such other information that the lenders may reasonably request.

Furthermore, our senior secured credit facility contains customary financial covenants requiring us and our subsidiaries to, among other things, ensure that:

•	our book net worth shall not be less than $175.0 million;

•	our ratio of total liabilities to total assets shall not exceed 0.65-to-one; and

•	we maintain additional free liquidity of $25.0 million held with the lender at the end of each month with average minimum daily free liquidity of $10.0 million.

On December 19, 2006, we entered into our senior secured credit facility with an international commercial lender, or the 2006 senior secured credit facility. Our 2006 senior secured credit facility, as amended, is in an amount of up to $248.4 million, consisting of a guarantee and/or letter of credit line in an amount of up to $100.0 million, revolving overdraft facility in an amount of up to $115.0 million and a newbuilding facility to partially finance the acquisition of five of our new bunkering tankers in an amount of up to $33.4 million (which was used to refinance the Secured term loan facility with respect to five newbuildings, dated February 10, 2006, discussed below). The borrowings under the guarantee and/or letter of credit line portion of the 2006 senior secured credit facility bear interest at a rate of LIBOR plus a margin of 1.25% and documentary and standby letters of credit are subject to commissions of 0.25% and 0.625%, respectively.  The newbuilding facility bears interest at LIBOR plus a margin of 1.15% plus additional compliance costs.  On December 21, 2007, we replaced the guarantee and/or letter of credit line and the overdraft facility with the senior secured credit facility discussed above.  We retained the newbuilding facility portion of the 2006 senior secured credit facility which will have a term of 12 years from approximately the delivery date of each vessel.

As of December 31, 2006, we had no amounts outstanding under our 2006 senior secured credit facility. As of December 31, 2007, we had $133.0 million outstanding under our senior secured credit facility and $19.3 million outstanding under our 2006 senior secured credit facility.

Secured syndicated term loan facility with respect to five newbuildings.    On July 5, 2007, five of our vessel-owning subsidiaries, Andros Marine Inc., Dilos Marine Inc., Ios Marine Inc., Sifnos Marine Inc. and Tinos Marine Inc., as co-borrowers, jointly and severally, entered into a secured credit facility for an aggregate amount of $37.6 million with an international commercial bank to finance the construction of five bunkering tankers, DN-3800-11, DN-3800-12, DN-3800-13, DN-3800-14 and DN-3800-15, respectively. The loan bears interest at the rate of LIBOR plus 0.90% before delivery of each vessel and at LIBOR plus 0.85% after such vessel's delivery.  Under the terms of the agreement, the borrowers may enter into interest rate swap agreements to hedge their exposure to interest rate risk.

The loan is collateralized by:

•	a first priority mortgage over each of the vessels;

•	assignments of earnings, insurances and requisition compensation of each of the mortgaged vessels; and

•	our corporate guarantee.

Our corporate guarantee contains customary financial covenants requiring us to ensure that:

•	our book net worth shall not be less than $150.0 million;

•	our ratio of total liabilities to total assets shall not exceed 0.65-to-one; and

•	we maintain additional free liquidity of $25.0 million held with the lender at the end of each month with average minimum daily free liquidity of $10.0 million.

Furthermore, we are required to maintain the listing of our shares on the New York Stock Exchange and ensure that Mr. Melisanidis beneficially controls at least 35% of our shares.

The credit facility contains customary financial restrictions on the borrowers, including restrictions on:

•	the minimum value of the collateral;

•	incurrence of debt; and

•	payment of dividends.

The facility is available in five tranches of $7.5 million each. Each tranche is repayable in 40 consecutive quarterly installments in the amount of $187,000 each. The first installment of each tranche is repayable three months after the date of drawdown of the respective delivery advance.  As of December 31, 2007, the outstanding balance of the loan was $3.1 million.

Secured syndicated term loan facility with respect to seven newbuildings.    On October 30, 2006, seven of our vessel-owning subsidiaries, Kerkyra Marine S.A., Ithaki Marine S.A., Cephallonia Marine S.A., Paxoi Marine S.A., Zakynthos Marine S.A., Lefkas Marine S.A. and Kythira Marine S.A., as co-borrowers, jointly and severally entered into a syndicated secured credit facility for an aggregate amount of $64.75 million with an international commercial bank to finance the construction of seven double hull oil tankers, QHS 207, QHS 208, QHS 209, QHS 210, QHS 215, QHS 216, and QHS 217, respectively. The loan bears interest at LIBOR plus 1.15% before delivery of each vessel and at LIBOR plus 1.05% after such vessel's delivery. Under the terms of the agreement, the borrowers may enter into interest rate swap agreements to hedge their exposure to interest rate risk.

The loan is collateralized by:

•	a first priority mortgage over each of the vessels, in favor of the lenders;

•	a corporate guarantee by us and ASI as the holding company of the vessel-owning subsidiaries; and

•	a manager's undertaking from ABS, as the management company of the vessels.

The secured loan imposes certain operating and financial restrictions on the borrowers, including restrictions on:

•	the payment of dividends and the distribution of assets;

•	the incurrence of debt;

•	mergers and consolidations;

•	changes in the business activities that are carried on; and

•
changes in legal and/or ultimate beneficial ownership, provided that after the listing of our shares on the New York Stock Exchange, at least 35% of our shares at all times shall be beneficially owned by our then beneficial owners and our then beneficial owners may not beneficially own in the aggregate fewer of our shares than any other person.

The facility is available in seven tranches of $9.25 million each. Each tranche is repayable in 40 quarterly installments in the amount of $125,000 each, plus a balloon payment of $4.25 million payable together with the last installment. The first installment of each tranche is repayable three months after the date of drawdown of the respective delivery advance.  As of December 31, 2006 and December 31, 2007, the balance on the loan was $7.0 million and $11.5 million, respectively.

Secured term loan facility with respect to two newbuildings.    On October 27, 2006, two of our vessel-owning subsidiaries, Tasman Seaways Inc. and Santon Limited, as co-borrowers, jointly and severally, entered into a loan agreement with an international commercial bank for a term loan facility in an aggregate amount of $17.6 million to partially finance the construction costs of two double hull tankers, QHS 221 and QHS 224, respectively. The facility bears interest at LIBOR plus 1.15% on 70% of the principal amount and at LIBOR plus 1.25% on 30% of the principal amount.

The loan is collateralized by:

•	a first priority or first preferred ship mortgage over each of the vessels, in favor of the lenders;

•	our corporate guarantee; and

•	a manager's undertaking from ABS, as the management company of the vessels.

The secured loan imposes certain operating and financial restrictions on the borrowers, including restrictions on:

•	the payment of dividends and the distribution of assets;

•	the incurrence of debt;

•	mergers and consolidations;

•	changes in the business activities that are carried on; and

•
changes in legal and/or ultimate beneficial ownership, provided that after the listing of our shares on the New York Stock Exchange, at least 35% of our shares at all times shall be beneficially owned by our then beneficial owners.

The facility is available in two tranches of $8.8 million each. Each tranche is repayable in 40 consecutive quarterly installments in the amount of $154,000 each, plus a balloon payment of $2.64 million payable together with the last installment. The first installment of each tranche is repayable three months after the date of delivery of the respective vessel. As of December 31, 2006 and December 31, 2007, the balance on the loan was $1.5 million and 4.5 million, respectively.

Secured term loan facility with respect to three newbuildings.    On October 25, 2006, three of our vessel-owning subsidiaries, Eton Marine Ltd., Benmore Services S.A. and Ingram Enterprises Co., as co-borrowers, jointly and severally entered into a syndicated secured credit facility for an aggregate amount of $26.25 million to partially finance the construction costs of three double hull tankers, QHS 220, QHS 222 and QHS 223, respectively. This facility bears interest at LIBOR plus 1.30% before delivery of each vessel and at LIBOR plus 1.1875% after such vessel's delivery.

The loan is collateralized by:

•	a first priority or first preferred ship mortgage over each of the vessels, in favor of the lenders;

•	a corporate guarantee by us and Aegean Shipholdings Inc., or ASI, as the holding company of the vessel-owning subsidiaries;

•	a manager's undertaking from ABS, as the management company of the vessels; and

•	personal guarantee by a personal guarantor to be agreed upon by the lenders.

The credit facility imposes certain operating and financial restrictions on the borrowers, including restrictions on:

•	the payment of dividends and the distribution of assets;

•	the incurrence of debt;

•	mergers and consolidations;

•	changes in the business activities that are carried on; and

•
changes in legal and/or ultimate beneficial ownership, provided that after the listing of our shares on the New York Stock Exchange, at least 35% of our shares at all times shall be beneficially owned by our then beneficial owners and our then beneficial owners may not beneficially own in the aggregate fewer of our shares than any other person.

The facility is available in three tranches of $8.75 million each. Each tranche is repayable in 40 quarterly installments in the amount of $125,000 each, plus a balloon payment of $3.75 million payable together with the last installment. The first installment of each tranche is repayable three months after the date of drawdown of the respective delivery advance.  As of December 31, 2006 and December 31, 2007, the balance on the loan was $2.3 million and $3.8 million, respectively.

Secured term loan facility with respect to five newbuildings.    On February 10, 2006, five of our vessel-owning subsidiaries, Milos Maritime Inc., Amorgos Maritime Inc., Kimolos Maritime Inc., Mykonos Maritime Inc. and Syros Maritime Inc., entered into a secured loan facility with an international commercial bank for an aggregate amount of $33.4 million to partially finance the construction costs of five double hull tankers, DN-3500-1, DN-3500-4, DN-3500-5, DN-3500-6 and DN-3500-7, respectively. The loan bears interest at LIBOR plus 1.15% plus additional compliance costs. The loan is collateralized by a first priority mortgage over each of the vessels.

Upon the lender's demand, this facility may be collateralized by:

•	a second priority mortgage over one of our vessels, Aegean Flower;

•	a second priority undertaking and assignment to be executed by ABS in favor of the lender; and

•	a corporate guarantee by one of our vessel-owning subsidiaries, Pontos Navigation Inc.

The secured loan imposes certain operating and financial restrictions on the borrowers, including restrictions on:

•	payment of dividends and the distribution of assets;

•	incurrence of debt;

•	the change in legal and/or ultimate beneficial ownership of shares of the five vessel-owning subsidiaries borrowing under this facility, Pontos Navigation Inc. and ABS;

•	merger and consolidation;

•	the acquisition of additional vessels; and

•	changes in the business activities that are carried on.

The facility is available in five tranches of $6.68 million each.  Each tranche is repayable in 48 quarterly installments, first 47 in the amount of $140,000 and the last in the amount of $100,000.  The first installment of each tranche is repayable three months after the date of drawdown of the respective delivery advance.  As of December 31, 2006, the balance on this facility was $4.2 million. As of December 31, 2007, no amounts were outstanding under this credit facility, as it was replaced with the newbuilding facility of our 2006 senior secured credit facility.

Secured syndicated term loan facility with respect to two newbuildings.    On October 26, 2005, as amended, two of our vessel-owning subsidiaries, Ocean Dynamic Corp. and Sea Global S.A., as co-borrowers, jointly and severally, entered into a syndicated secured credit facility for an aggregate amount of Euro 13.3 million with an international commercial bank to finance the construction of two specialty tankers. The loan bears interest at LIBOR plus 1.40% during each vessel’s pre-delivery period and at LIBOR plus 1.30% during each vessel’s post-delivery period. Under the terms of the agreement, the borrowers may enter into interest rate swap agreements to hedge their exposure to interest rate risk.

The loan is collateralized by:

•	a first priority mortgage over each of the vessels;

•	assignments of earnings, insurances and requisition compensation of each of the mortgaged vessels; and

•	corporate guarantees of AMP, ABS and ASI and our corporate guarantee.

Our corporate guarantee contains customary financial covenants requiring us to ensure that:

•	our book net worth shall not be less than $100.0 million;

•	our ratio of total liabilities to total assets shall not exceed 0.65-to-one;

•	our ratio of current assets to current liabilities shall not be less than 1.25-to-one; and

•	our cash and cash equivalents exceed 50% of the debt service being due in the succeeding annual period.

Furthermore, the loan agreement requires that we maintain the listing of our shares on the New York Stock Exchange and under our corporate guarantee we are required to ensure that Messrs. Melisanidis and Georgiopoulos and their families control at least 35% of our shares and no other party holds a larger share.

The credit facility contains customary financial restrictions on the borrowers, including restrictions on:

•	the minimum value of the collateral;

•	incurrence of debt; and

•	payment of dividends.

The facility is available in two tranches of Euro 6.65 million each.  Each tranche is repayable in 40 quarterly installments, first 12 in the amount of Euro 150,000 and the remaining 28 in the amount of Euro 110,000, plus a balloon payment at the end of the term in the amount of Euro 1.77 million. As of December 31, 2006 and December 31, 2007, the balance on the loan was $13.5 million (Euro 10.25 million) and $15.1 million (Euro 10.25 million), respectively.

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

This facility is collateralized by:

•	a first priority charge on an interest bearing cash collateral account of the borrowers; and

•	a corporate guarantee of AMP.

As of December 31, 2006 and December 31, 2007, the balance on this letter of credit facility was $12.3 million and $10.2 million, respectively.

Secured syndicated term loan facility with respect to five newbuildings.    On August 30, 2005, as amended, five of our vessel-owning subsidiaries, Kithnos Maritime Inc., Naxos Maritime Inc., Paros Maritime Inc., Santorini Maritime Inc. and Serifos Maritime Inc., as co-borrowers, jointly and severally, entered into a syndicated secured credit facility for an aggregate amount of $35.5 million with an international commercial bank to finance the construction of five bunkering tankers DN-3500-3, DN-3500-10, DN-3500-9, DN-3500-8 and DN-3500-2, respectively. The loan bears interest at LIBOR plus 1.40% during each vessel’s pre-delivery period and at LIBOR plus 1.30% during each vessel’s post-delivery period.. Under the terms of the agreement, the borrowers may enter into interest rate swap agreements to hedge their exposure to interest rate risk.

The loan is collateralized by:

•	a first priority mortgage over each of the vessels;

•	assignments of earnings, insurances and requisition compensation of each of the mortgaged vessels; and

•	corporate guarantees of ASI and ABS and our corporate guarantee.

Our corporate guarantee contains customary financial covenants requiring us to ensure that:

•	our book net worth shall not be less than $100.0 million;

•	our ratio of total liabilities to total assets shall not exceed 0.65-to-one;

•	our ratio of current assets to current liabilities shall not be less than 1.25-to-one; and

•	our cash and cash equivalents exceed 50% of the debt service being due in the succeeding annual period.

Furthermore, as corporate guarantor we are required to maintain the listing of our shares on the New York Stock Exchange and ensure that Messrs. Melisanidis and Georgiopoulos and their families control at least 35% of our shares and no other party holds a larger share.

The credit facility contains customary financial restrictions on the borrowers, including restrictions on:

•	the minimum value of the collateral;

•	incurrence of debt; and

•	payment of dividends.

The facility is available in five tranches of $7.1 million each.  Each tranche is repayable in 40 quarterly installments, first 30 in the amount of $120,000 and the remaining 10 in the amount of $110,000, plus a balloon payment at the end of the term in the amount of $2.4 million. As of December 31, 2006 and December 31, 2007, the balance on the loan was $5.0 million and $17.7 million, respectively.

Liquidity and Uses of Cash

Cash and cash equivalents, as of December 31, 2006 and 2007 amounted to $82.4 million and $2.0 million, respectively. The table below illustrates our working capital and working capital excluding cash and debt as of December 31, 2006 and 2007. Working capital is defined as current assets less current liabilities.

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

	Year Ended December 31,
	2006	2007

	(in thousands of U.S. dollars)

Working capital	115,723	63,529
Working capital excluding cash and debt	33,381	190,212

During the year ended December 31, 2007, the significant increase in our sales of marine petroleum products coupled with a decline in the average outstanding days of our trade payables propelled our working capital excluding cash and debt position to $190.2 million as of December 31, 2007, as compared to $33.4 million as of December 31, 2006. At the same time, our working capital position as of December 31, 2007 declined to $63.5 million from $115.7 million a year ago, as a direct result of financing our increased working capital requirements with short-term bank debt. While we do expect to incur additional debt to fund working capital requirements and capital commitments, we would not expect significant working capital deficits in the future.

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

We also use our cash to fund the acquisition or construction costs of vessels as well as to fund the maintenance cost of these vessels. The following table illustrates the cash paid for the acquisition and construction of vessels and the cash paid for drydocking of our vessels, for the years ended December 31, 2005, 2006 and 2007.

	Year Ended December 31,

	2005	2006	2007

	(in thousands of U.S. dollars)

Payments for net vessel acquisitions	8,175	21,995	66,217
Payments for vessel construction	11,228	35,396	55,529
Payments for drydocking	154	10,637	3,186

Payments for vessel acquisitions will increase in the coming years due to our existing commitments on our newbuilding contracts. As of December 31, 2007, six of the 23 bunkering tankers on order have a total construction cost of $8.4 million each, seven have a total construction cost of $11.6 million each, five have a total construction cost of $11.0 million each, and the remaining five have a construction cost of $7.9 million Except for the last five mentioned above (whose supervision contracts have not been signed yet), these costs include newbuilding contracts with the shipyards as well as supervision contracts. Each of the two specialty tankers has an estimated total construction cost of Euro 8.3 million, which includes a newbuilding contract with the shipyard as well as a supervision contract. The construction costs of both the bunkering tankers and the specialty tankers are payable in milestones over the duration of the construction of these vessels. The payment schedules for these newbuilding contracts are presented below. The payment schedules for the specialty tankers have been calculated assuming a $/Euro exchange rate of 1.4721, the rate prevailing on December 31, 2007.

	Bunkering Tanker	Specialty Tankers	Total

	(in thousands of U.S. dollars)

2008	105,418	12,932	118,350
2009	67,529	—	67,529
Total	172,947	12,932	185,879

Furthermore, payments for vessel acquisitions are expected to increase if we exercise our options to purchase four specialty tankers. Currently, we intend to purchase only secondhand double hull bunkering tankers, which are generally more costly than secondhand single hull bunkering tankers. Payments for drydocking are also expected to increase, mainly due to the increased number of vessels in our fleet.

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

Cash Flow

Net Cash Provided By Operating Activities

Net cash used in operating activities was $128.1 million for the year ended December 31, 2007 as compared to net cash provided by operating activities of $17.1 million for the year ended December 31, 2006. This decrease in period-over-period cash flow was primarily attributable to changes in working capital during the year ended December 31, 2007. Net income, as adjusted for non-cash items, was $37.6 million for the year ended December 31, 2007. However the net positive change in working capital accounts utilized $162.5 million in cash during that period, and we made drydocking payments of $3.2 million during the period. The increase in working capital excluding cash and debt during the year ended December 31, 2007 was due to a significant increase in sales of marine petroleum products during the period.

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

Net Cash Used In Investing Activities

Net cash used in investing activities was $124.7 million for the year ended December 31, 2007. During the period, we paid $55.5 million as milestone payments under our newbuilding and engineering contracts and we paid $66.2 million to acquire the second hand tankers, Ouranos, Aegean Princess, Hope, Leader, Vera and Sara. Furthermore, we paid net cash consideration of $5.7 million for our acquisitions of Bunkers at Sea and Portland Bunkers International Limited. During 2007, we received $8.3 million in net proceeds upon the sale of Aegean Hellas to an unrelated third party.  Finally, during 2007, our restricted cash balance increased by $5.1 million which reduced our cash flows by the same amount.

Net cash used in investing activities was $55.2 million for the year ended December 31, 2006. During the year ended December 31, 2006, we paid $35.4 million as milestone payments under our newbuilding and engineering contracts.  We paid $34.9 million to acquire the tankers, Aegean XI, Omega Af Donso, Trapper and Aegean Force and we received $12.9 million upon the sale of the Omega Af Donso and the Trapper to companies owned and controlled by members of Mr. Melisanidis’ family and related to Aegean Shipping Management S.A. Net cash used in investing activities was $35.0 million for the year ended December 31, 2005. During the year ended December 31, 2005, we paid $11.2 million as partial advance payments under our newbuilding contracts with Fujian and a Romanian shipyard for ten double hull tankers and two specialty tankers. We paid $6.7 million to acquire the bunkering tanker, Aegean Pride I, from Bonaire Shipholding Co., a vessel-owning company owned and controlled by members of Mr. Melisanidis' family and related to Aegean Shipping Management; and we purchased other fixed assets of $1.1 million, including $0.8 million for the acquisition of our marketing office in the United States. Furthermore, during the year ended December 31, 2005, we placed a portion of our loan proceeds in an interest-bearing cash collateral account which we used as security for standby letters of credit issued by the same bank to the above-mentioned Romanian shipyard.

Net Cash Provided by Financing Activities

Net cash provided by financing activities was $172.4 million for the year ended December 31, 2007 mainly due to additional drawdowns of $41.8 million under our term loan facilities to finance a portion of the construction costs of our new vessels, and we drew down $133.0 million under our senior secured credit facility primarily to finance working capital requirements. Furthermore, during the year ended December 31, 2007, we declared and paid dividends of $1.7 million to our shareholders.

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

F.             Tabular disclosure of contractual obligations.

Contractual Obligations and Commercial Commitments

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2007:

	Within One Year	One to Three Years	Three to Five Years	More than Five Years	Total
	(in millions of U.S. dollars)
Long-term bank debt (excluding interest)	3.6	10.8	10.8	49.8	75.0
Interest on long-term bank debt (1)	4.5	12.1	9.4	7.6	33.6
Minimum purchase commitments (2)	64.6	129.1	129.1	145.3	468.1
Newbuilding contracts—bunkering tankers	105.4	67.5	-	-	172.9
Newbuilding contracts—specialty tankers	13.0	-	-	-	13.0

Total	191.1	219.5	149.3	202.7	762.6

_______________
(1)
Our long-term bank debt outstanding as of December 31, 2007 bears variable interest at margin over LIBOR. The calculation of variable rate interest payments is based on an actual weighted average rate of 6.06% for the year ended December 31, 2007, adjusted upward by 10 basis points for each year thereafter.

(2)
In the normal course of business, we have entered into long-term contracts with reputable suppliers such as government refineries or major oil producers. The contractual commitments set forth in the above table include the minimum purchase requirements in our contract with Aegean Oil. The minimum purchase requirements provided for in our contract with Aegean Oil have been calculated by multiplying the minimum monthly volumes of marine fuel specified in the contract by an indicative market price based on quoted PLATTS prices as of December 31, 2007.

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

We estimate the useful lives for our bunkering tankers to be 30 years from date of initial delivery from the shipyard and for our Aframax tanker, to be 25 years from date of initial delivery from the shipyard.  Furthermore, we estimate the useful life of our floating storage facilities to be 30 years from the date of acquisition. We estimate the residual scrap values of our vessels to be $175 per light-weight ton. We form these estimates based on our experience and the prevailing practices of other companies in the bunkering and shipping industries.

An increase in the estimated useful life of a tanker or in its estimated residual value would have the effect of decreasing the annual depreciation charge and extending it into later periods. A decrease in the estimated useful life of a tanker or in its estimated residual value would have the effect of increasing the annual depreciation charge. A 20% decrease in the remaining estimated useful lives of our vessels would increase our depreciation charge for the year ended December 31, 2007 by $1.5 million.

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

Deferred Drydock Cost

Our vessels are generally required to be drydocked approximately every 30 to 60 months for major repairs and maintenance that cannot be performed while the vessels are operating. We capitalize the costs associated with drydockings as they occur and amortize these costs on a straight-line basis over the period between drydockings. Costs capitalized as part of the drydocking include actual costs incurred at the drydock yard and parts used in making such repairs that are reasonably made in anticipation of reducing the duration or cost of the drydocking; cost of travel, lodging and subsistence of our personnel sent to the drydocking site to supervise; and the cost of hiring a third party to oversee a drydocking. We believe that these types of capitalized costs are consistent with practice among other companies in our industry that apply this method of accounting and that our policy of capitalization reflects the economics and market values of the vessels.

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

	Average Number of Tankers		Drydock costs
Year Ended December 31,	Bunkering	Non-bunkering	As Reported	As Incurred
			(in thousands of U.S. dollars)

2005	9.0	1.0	636	154
2006	11.1	1.3	1,684	10,637
2007	13.5	1.7	3,172	3,186

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

ITEM 6.                      DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.             Directors and senior management

Set forth below are the names, ages and positions of our current directors and executive officers. Our board of directors is elected annually on a staggered basis, and each director holds office until his successor has been duly elected, except in the event of his death, resignation, removal or the earlier termination of his office.

Name	Age	Position

Peter C. Georgiopoulos	47	Chairman of the Board, Class B Director

Spyridon Fokas	53	Class B Director, General Counsel and Corporate Secretary

E. Nikolas Tavlarios	45	President

John O. Hatab	64	Class A Director

Yiannis N. Papanicolaou	56	Class A Director

Abel L. Rasterhoff	67	Class C Director

John P. Tavlarios	46	Class B Director

Dimitris Melisanidis	57	Head of Corporate Development

Ziad Nakhleh	35	Treasurer and Chief Financial Officer

Gregory Robolakis	49	General Manager, Aegean Marine Petroleum S.A.

Nikolas Hondos	54	General Manager, Aegean Bunkering Services Inc.

_______________
The business address of each of our executive officers and directors is 42 Hatzikyriakou Avenue, Piraeus 185 38 Athens, Greece.

Our board of directors is divided into three classes, as nearly equal in number as possible, with each director serving a three-year term and one class being elected at each year's annual meeting of shareholders. Class A Directors’ term expires in 2010.  Class B Directors’ term expires in 2008. Class C Directors’ term expires in 2009.

Certain biographical information about each of these individuals is set forth below.

Peter C. Georgiopoulos has been the Chairman of our board of directors since December 2006. Since 1997, Mr. Georgiopoulos has served as Chairman, President, Chief Executive Officer of General Maritime, a publicly-traded tanker company with shares listed on the New York Stock Exchange. Mr. Georgiopoulos is also Chairman of the Board of Genco Shipping & Trading Limited, a public drybulk shipping company whose shares are listed on the New York Stock Exchange, and a member of the Board of Directors of Atlantis Deepwater Technology Holding AS, a Norwegian offshore drilling technology company. From 1991 to 1997, Mr. Georgiopoulos was the principal of Maritime Equity Management, a vessel-owning and investment company which he founded in 1991.

Mr. Georgiopoulos is a member of the American Bureau of Shipping. Mr.  Georgiopoulos holds a master's degree in business administration from the Tuck School of Business at Dartmouth College, and is a member of the Board of Overseers of the Tuck School.

Spyridon Fokas has been a member of our board of directors since June 2005. Mr. Fokas has also served as our General Counsel and as our Corporate Secretary since June 2005. Mr. Fokas currently is an attorney at S. Fokas – B. Koumbiadou Law Offices. Mr. Fokas has been practicing maritime law since 1982 and has represented our Company since 1998. Mr. Fokas is a member of the Greek Maritime Law Association and the Hellenic Society of Maritime Lawyers. Mr. Fokas holds a law degree from the University of Athens School of Law and has undertaken post-graduate studies in shipping law at the University College London.

E. Nikolas Tavlarios has served as our President since December 2006. From 2003 to 2006, Mr. Tavlarios served as Vice President of General Maritime Management LLC, a tanker operating subsidiary of General Maritime where he has overseen business development and maintained relationships with commercial representatives of major oil companies. From 2000 to 2003, Mr. Tavlarios was Vice President of Sales and Administration at Universal Services Group. From 1998 to 2000, Mr. Tavlarios served as Executive Director of Rockefeller Center for Tishman Speyer Properties. Prior to 1998, Mr. Tavlarios was a Surveyor for the American Bureau of Shipping. Mr. Tavlarios holds a bachelor's degree in marine transportation from State University of New York Maritime College and a master's degree in business administration from St. John's University. Mr. Tavlarios is the brother of John P. Tavlarios.

John O. Hatab has served as a member of our board of directors and as the chairman of the audit committee since December 2006. Mr. Hatab has also served as a member of the compensation committee since February 2007.  He is a Principal of Gotham Capital Associates LLC. From 2001 to 2004, Mr. Hatab was Managing Partner of Business Development of the PricewaterhouseCoopers LLP Metro Region. From 1990 to 2001, Mr. Hatab was CEO of the PricewaterhouseCoopers LLP Metro Region tax services practice and served as Managing Partner of the firm's New York office tax practice. He previously served as Managing Partner of the Price Waterhouse LLP Washington, DC area tax services practices. Mr. Hatab serves as a director of General Maritime. Mr. Hatab also serves as a director of Papa John's International, Inc., an operator and franchisor of restaurants, which is also a publicly traded company with securities registered under the Securities Act of 1934. Mr. Hatab is a Certified Public Accountant and holds a bachelor's degree in business administration from Lehigh University and a master's degree in business administration from the Seton Hall University Graduate School of Business.

Yiannis N. Papanicolaou has served as a member of our board of directors and the chairman of the compensation committee and a member of the audit committee since December 2006. Since 2004, Mr. Papanicolaou has been an independent consultant to various companies. From 1998 to 2004, Mr. Papanicolaou has served as Director General of the International Center for Black Sea Studies and from 1997 to 2005 as Alternate Governor of Greece at the Black Sea Trade and Development Bank. Between 1989 and 1996, Mr. Papanicolaou was employed as an independent consultant to various companies. Prior to that, Mr. Papanicolaou had a career in government where he served, among other positions, as Chief Economic Advisor to the Prime Minister of Greece, Chairman of the Council of Economic Advisors to the Ministry of National Economy and Special Advisor to the Minister of Foreign Affairs of the Hellenic Republic. Mr. Papanicolaou has studied economics at the National University of Athens, the London School of Economics and the London Graduate School for Business Studies.

Abel L. Rasterhoff has served as a member of our board of directors and as the chairman of our nominating and corporate governance committee and a member of our audit committee since December 2006. Mr. Rasterhoff has also served as a member of the compensation committee since February 2007.  Mr. Rasterhoff is also a director of Capital Product Partners, L.P., a company quoted on the Nasdaq Global Market, a member of the board of directors of Capital Maritime & Trading Corp., and President of the national Netherlands-England Society. From 2004 to 2005, Mr. Rasterhoff served on the supervisory board of Stichting Garantiefonds Reisgelden in the Netherlands and as an advisor to the TUI Nederland Pension Fund. Mr. Rasterhoff was a Member of the Executive Board and Chief Financial Officer of TUI Nederland, the largest Dutch tour operator, from 2001 to 2004 and from 1998 to 2000. He also served on the Executive Board of Connexxion, the government owned public transport company, on an interim basis for six months in 2001. From 1991 to 1997, Mr. Rasterhoff was a Director and Vice President, Finance and Planning, for Shell International Trading and Shipping Company Limited. During this period he also served as a Board Member of the Securities and Futures Authority (SFA) in London. In 1997, Mr. Rasterhoff retired after a 30-year career at various Royal Dutch Shell companies, where he was extensively involved in the shipping industry. From 1981 to 1984, Mr. Rasterhoff was Managing Director of Shell Tankers B.V., Vice Chairman and Chairman-elect of the Dutch Council of Shipping and a Member of the Dutch Government Advisory Committee on the North

Sea. Mr. Rasterhoff holds a graduate business degree in business economics from the University of Groningen in the Netherlands.

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

Dimitris Melisanidis is our founder and has served as our Head of Corporate Development since December 2006. Prior to that Mr. Melisanidis was our President and Chief Executive Officer since June 2005, and served as a director and Chairman of our board of directors until July 2006. In 1995, Mr. Melisanidis founded and has since managed the group of companies that form our Company. Mr. Melisanidis has also been involved historically with our related companies and had a leadership role with respect to the promotion of their products and services. Mr. Melisanidis is a member of the Greek Committee of the classification society Bureau Veritas, the Committee on Petroleum Policy of the Hellenic Petroleum Marketing Companies Association and is involved in a number of other institutions, including the Hellenic-American Chamber of Commerce, the Propeller Club of The United States, the Union of European Shipowners with Cyprus Flag and The Yacht Club of Greece. Mr. Melisanidis is a founding member and President of the Athens Club of Black Sea and a Vice President of the World Fraternity for Hellenism and Orthodoxy as well as the Association for Greek-American Friendship. From 1992 to 1995, Mr. Melisanidis was the co-owner and served as President and Managing Director of soccer club AEK Athens.

Ziad Nakhleh has been our Treasurer and Chief Financial Officer since January 2005 and served as a member of our board of directors from June 2005 to December 2006.  Prior to joining us, Mr. Nakhleh worked as an external audit manager at Ernst & Young from October 2002 to December 2004. From January 2000 to September 2002, Mr. Nakhleh was employed at Arthur Andersen as an audit manager. Prior to that, Mr. Nakhleh worked as a financial officer at a private international company. Mr. Nakhleh is a member of the American Institute of Certified Public Accountants and holds a bachelor's degree in Accounting from the University of Richmond.

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

On July 19, 2006, Leveret and AMPNInvest, entered into a Framework Agreement which, as amended, affects our management and governance. Pursuant to the Framework Agreement, Leveret and AMPNInvest agreed to identify, mutually agree and elect seven members to serve on our board of directors effective upon the closing of the initial public offering. Under the Framework Agreement, the majority of the members of our board of directors are required to meet the independence standards established by the New York Stock Exchange. Leveret and AMPNInvest agreed that Mr. Georgiopoulos would serve as the Chairman of our board and Mr. Melisanidis would refrain from serving on our board of directors during the term of the Framework Agreement. Leveret and AMPNInvest also agreed that AMPNInvest would name the chairs of our audit committee and our nominating and corporate governance committee and propose and agree with Leveret on the identities of our executive officers and that Leveret and AMPNInvest would cause our board of directors to appoint such officers. The Framework Agreement also provides that Leveret and AMPNInvest will vote in favor of our board, including the independent directors, and the nominees of our board for the duration of the Framework Agreement. The Framework Agreement further provides that during its term, Leveret and AMPNInvest will vote on all matters in accordance with our board’s recommendations and will cause our board of directors to appoint independent members to our board committees. Leveret and AMPNInvest have also agreed to approve an equity incentive plan covering our directors, officers, employees and consultants and to cause our Company to enter into an employment or a consulting agreement with Mr. Melisanidis.

The Framework Agreement provides that it shall remain in effect so long as Mr. Georgiopoulos or his successor designated by AMPNInvest serves on our board of directors and AMPNInvest or Mr. Georgiopoulos owns at least 1% of then issued and outstanding shares of our common stock. The Framework Agreement expires in December 2011, on the fifth anniversary of the completion of the initial public offering, unless terminated earlier pursuant to its provisions. In August 2007, AMPNInvest was dissolved and the shares of our common stock held by AMPNInvest were distributed to Messrs. Georgiopoulos and John Tavlarios, respectively. Messrs. Georgiopoulos and John Tavlarios are the successors-in-interest to AMPNInvest under the Framework Agreement.

B.             Compensation

The aggregate annual compensation paid to our executive officers was $1.6 million for the year ended December 31, 2007. Furthermore, we paid $0.3 million to our non-executive directors during the year ended December 31, 2007. In addition, each director is reimbursed for out-of-pocket expenses incurred attending any meeting of the board of directors or any committee of the board of directors. We do not maintain a medical, dental or retirement plan for our directors. Officers who also serve as directors do not receive additional compensation for their services as directors.

C.             Board Practices

Committees of the Board of Directors

The standing committees of our board of directors consist of an audit committee, a compensation committee and a nominating and corporate governance committee. Each of our standing committees is comprised of independent members of our board of directors. In addition, special committees may be established under the direction of the board of directors when necessary to address specific issues.

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

Compensation Committee

Our compensation committee is comprised of three independent members of our board of directors. The committee is responsible for determining compensation for our executive officers and other employees and administering our compensation programs. Our compensation committee is comprised of Messrs. Papanicolaou, Hatab and Rasterhoff. Mr. Papanicolaou serves as the chairman of the compensation committee.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee is comprised of two independent members of our board of directors. The committee is responsible for identifying and recommending qualified candidates for board membership to the board of directors. Our nominating and corporate governance committee is comprised of

Messrs. Rasterhoff and Hatab. Mr. Rasterhoff serves as the chairman of the nominating and corporate governance committee.

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

D.             Employees

As of December 31, 2007, we had approximately 530 employees, including approximately 144 shoreside personnel, and approximately 386 shipboard personnel employed on our vessels. Our Greek shoreside employees are subject to Greek national collective bargaining agreements, which set minimum standards of their employment. Our Greek shipboard personnel is also subject to these standards. Our Filipino crew members are also subject to a collective bargaining agreement with the Philippine Government that sets their minimum standards of employment. We consider our employee relations to be satisfactory.

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

E.             Share ownership

The common shares beneficially owned by our directors and senior managers are disclosed in “Item 7. Major Shareholders and Related Party Transactions” below.

Equity Incentive Plan

We have adopted an equity incentive plan, which we refer to as the Plan, under which our officers, key employees and directors may be eligible to receive options to acquire shares of common stock. We have reserved a total of 4,053,500 shares of common stock for issuance under the Plan. The compensation committee of our board of directors administers the Plan. Under the terms of the Plan, the compensation committee of may grant new options exercisable at a price per common share to be determined by our board of directors but in no event less than fair market value as of the date of grant. The Plan also permits our compensation committee to award restricted stock, restricted stock units, non-qualified stock options, stock appreciation rights, dividend equivalent rights, unrestricted stock, and performance shares. The Plan expires in December 2016, or ten years from the completion of our initial public offering.  As of December 31, 2007, we granted an aggregate of 255,910 restricted shares pursuant to the Plan to certain of our employees, executive officers and directors.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

A.             Major shareholders.

The following table presents certain information regarding (1) the beneficial owner of more than 5% of the shares of common stock and (2) the total amount of common stock beneficially owned by all of our directors and executive officers, other than Messrs. Melisanidis, Georgiopoulos and John Tavlarios, as a group in each case as of April 1, 2008.

Name	Number	Percentage

Leveret International Inc. (1)	15,088,031	35.3%

Peter C. Georgiopoulos	4,205,250	9.9%

Trafelet Capital Management, L.P. (2)	3,781,100	8.9%

John P. Tavlarios (3)	1,119,444	2.6%

Other directors and executive officers as a group	*	*
_________________
*	Less than 1%

(1)	Leveret International Inc. is controlled by Mr. Melisanidis.

(2)	The beneficial ownership is based on latest available filing on Schedule 13G made or other relevant filings made with the U.S. Securities and Exchange Commission.

(3)	John P. Tavlarios owns 1,119,444 shares with his wife as joint tenants.

Our principal shareholders will have the same voting rights as other holders of our shares of common stock.

As of April 1, 2008, there were 10 record holders in the United States holding approximately 64.3% of the issued and outstanding shares of our common stock.

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

Prior to entering into the new marine fuel supply service agreement, we were a party to a bunkering supply and representation agreement with Aegean Oil, which we entered into on December 30, 1999, as amended on September 25, 2000. Pursuant to the bunkering supply and representation agreement, Aegean Oil sold and delivered marine petroleum products to our customers within Greek territorial waters. Under the terms of the agreement, we paid Aegean Oil an amount equal to its purchase costs of marine petroleum products from select Greek refineries plus a margin which was reviewed and negotiated monthly. During the years ended December 31, 2005, 2006 and 2007  we purchased marine petroleum products from Aegean Oil in the amount of $99.4 million, $155.0 million and $159.9 million, respectively.

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

Management of Vessels.    Prior to January 1, 2004, Aegean Shipping provided us with a wide range of shipping services such as technical support and maintenance, insurance arrangement and handling, financial and accounting services, in exchange for a management fee. Effective January 1, 2004, our subsidiary, Aegean Bunkering Services Inc. assumed the role of fleet manager for all of our bunkering tankers. However, Aegean Shipping had managed our Aframax tanker prior to its sale. We incurred management fees which for the years ended December 31, 2005, 2006 and 2007 amounted to $0.2 million, $0.2 million and $0.1 million, respectively.

Charter of Vessels.     We charter certain vessels from Aegean Shipping in order to satisfy increased levels of demand for our services at a time when our own vessels are operating at full capacity, or for special situations such as service of U.S. naval vessels in Greece. Vessel hire charges paid to Aegean Shipping for the year ended December 31, 2005 amounted to $0.5 million. We did not incur any vessel hire charges for the years ended December 31, 2006 and 2007.

Sale of Marine Petroleum Products.    Aegean Shipping purchases marine fuel and lubricants from us. Our sales of marine petroleum products to Aegean Shipping for the years ended December 31, 2005, 2006 and 2007 amounted to $8.2 million, $13.1 million and $13.5 million, respectively.

Purchases and Sales of Secondhand Bunkering Tankers.    On December 20, 2005, we purchased a secondhand double hull bunkering tanker with a cargo-carrying capacity of 11,538 dwt, Aegean Pride I, from Aegean Shipping for the price of $6.7 million which was paid in full. The price included Aegean Shipping's initial purchase price of the vessel from an unrelated third party plus additional costs incurred by Aegean Shipping to convert the vessel into a bunkering tanker.

On January 17, 2006, the date of delivery of a newly-purchased secondhand double hull bunkering tanker with a cargo-carrying capacity of 11,538 dwt, Omega Af Donso, we sold this vessel to Aegean Shipping for its purchase price of $6.2 million. On May 5, 2006, the date of delivery of a newly-purchased secondhand double hull bunkering tanker with a cargo-carrying capacity of 14,329 dwt, the Trapper, we sold this vessel to Aegean Shipping for its purchase price of $6.7 million. We did not recognize any gain or loss on the sale of these two bunkering tankers to Aegean Shipping.

Golden Sun Marine Corp.

Prior to June 1, 2005, we conducted business with Golden Sun Marine Corp., or Golden Sun, a related company owned in part and controlled by Mr. Melisanidis. Golden Sun, acting as a trader, sold marine petroleum products to us, which for the year ended December 31, 2005 amounted to $5.2 million. Effective June 1, 2005, we ceased purchasing marine petroleum products from Golden Sun.

Leveret International Inc. and AMPNInvest LLC

Short Term Financing Agreements.    We have entered into 14 short-term financing agreements with Leveret dated July 25, 2006, March 23, 2006, March 13, 2006, February 10, 2006, December 19, 2005, December 13, 2005,

December 12, 2005, November 28, 2005, November 25, 2005, October 10, 2005, October 7, 2005, July 1, 2005, June 10, 2005 and June 6, 2005 for $5.0 million, $4.7 million, $0.43 million, $0.67 million, $6.7 million, $0.8 million, $1.7 million, $0.26 million, $4.1 million, $2.4 million, $0.6 million, $4.0 million, $0.8 million and $5.9 million, respectively. We entered into these agreements mainly to (i) partially finance the construction costs of our new bunkering tankers and specialty tankers, (ii) to finance the acquisition costs associated with certain secondhand bunkering tankers, and (iii) to finance working capital requirements. These loans were unsecured, bear no interest and were payable upon demand.  On December 18, 2006, the then-outstanding cumulative balance under these facilities was fully repaid and the agreements were terminated.

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

Registration Rights Agreement.    On December 13, 2006, we entered into a registration rights agreement with Leveret and AMPNInvest, our then-existing shareholders, pursuant to which we granted Leveret and AMPNInvest, and certain of its transferees, the right, under certain circumstances and subject to certain restrictions, including restrictions included in the lock-up agreements, to require us an aggregate of three times to register under the Securities Act shares of our common stock held by Leveret and Messrs. Georgiopoulos and Tavlarios, AMPNInvest’s successor-in-interest. Under the registration rights agreement, Leveret and Messrs. Georgiopoulos and Tavlarios have the right to request us an aggregate of three times to register the sale of shares held by each of them on their behalf and may require us to make available shelf registration statements permitting sales of shares into the market from time to time over an extended period. In addition, Leveret and Messrs. Georgiopoulos and Tavlarios have the ability to exercise certain piggyback registration rights. All expenses relating to registration will be borne by the Company. Currently, Leveret owns 15,088,031 shares and Messrs. Georgiopoulos and John Tavlarios own respectively 4,205,250 and 1,119,444 shares entitled to these registration rights.

Other Related Parties

Sale of Marine Petroleum Products to General Maritime Corporation.    General Maritime Corporation, or General Maritime, a tanker company, purchases marine fuel and lubricants from us. Mr. Georgiopoulos, our Chairman of the Board and shareholder, serves as Chairman of the Board, President, Chief Executive Officer of General Maritime, Mr. Tavlarios, our director and shareholder, is a member of the board of directors of General Maritime and Mr. Hatab, our director, is a member of the board of directors of General Maritime. Our sales of marine petroleum products to General Maritime for the years ended December 31, 2006 and 2007 amounted to $1.7 million and $1.2 million, respectively.

Office Lease.     We lease an office at 299 Park Avenue, New York, New York 10171, from General Maritime.  Our lease currently expires on December 31, 2008.  We pay an average monthly rental, which includes services that General Maritime provides for us, of approximately $2,000.

Legal Services.    We have retained Mr. Spyridon Fokas, our director, general counsel and corporate secretary to provide legal services from time to time.  The legal services rendered by Mr. Fokas’s firm included advice on general corporate formation matters as well as ship and corporate financings.

Restricted Share Grant.   In connection with the retirement of Apostolos Tsitsirakis from our board of directors in November 2007, Mr. Tsitsirakis was awarded 2,600 shares of our common stock and 7,400 restricted shares previously granted under the Plan were immediately vested.

C.             Interests of experts and counsel.

Not applicable.

ITEM 8.                FINANCIAL INFORMATION

A.        Consolidated Statements and Other Financial Information

See Item 18.

Dividend Distribution Policy

Our policy is to pay regular cash dividends on a quarterly basis on shares of our common stock so long as we have sufficient capital or earnings to do so. While we cannot assure you that we will do so, and subject to, among other things, legal requirements, our ability to obtain financing on terms acceptable to us and our ability to satisfy financial covenants contained in our financing arrangements, we paid dividends of $0.01 per share in March, June, September and December 2007 for the fourth quarter of 2006 and the first, second and third quarters of 2007, respectively. We anticipate retaining most of our future earnings, if any, for use in our operations and the expansion of our business. Any further determination as to dividend policy will be made by our board of directors and will depend on a number of factors, including the requirements of Marshall Islands law, our future earnings, capital requirements, financial condition and future prospects and such other factors as our board of directors may deem relevant.

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

Our ability to pay dividends is also subject to our ability to satisfy financial covenants contained in our financing arrangements. Under our senior secured credit facility we are prohibited from paying dividends if, among other things, (i) an event of default has occurred or will occur as a result of the payment of the dividend; (ii) our book net worth is less than $150.0 million; (iii) our ratio of total liabilities to total assets exceeds 0.65-to-one; or (iv) we fail to maintain free liquidity of $25.0 million in an account at our lender's bank.

B.             Significant Changes.

Not applicable.

ITEM 9.               THE OFFER AND THE LISTING

A.             Offer and Listing Details.

Shares of our common stock commenced trading on the New York Stock Exchange on December 8, 2006 under the symbol “ANW”.

The high and low market prices of shares of our common stock on the New York Stock Exchange since December 8, 2006 are as follows:

For the Period	Low	High

December 8 to December 31, 2006	$14.53	$17.44
Year ended December 31, 2007	$13.70	$48.63
First Quarter 2007	$13.70	$17.70
Second Quarter 2007	$14.97	$19.89
Third Quarter 2007	$17.96	$37.00
Fourth Quarter 2007	$32.87	$48.63
First Quarter 2008	$22.23	$40.18
October 2007	$33.75	$48.63
November 2007	$32.87	$43.98
December 2007	$34.45	$43.90
January 2008	$22.23	$40.18
February 2008	$27.08	$35.81
March 2008	$27.00	$36.00

B.             Plan of Distribution

Not applicable

C.             Markets.

Shares of our common stock are trading on the New York Stock Exchange on under the symbol “ANW”.

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

C.             Material contracts.

As of December 31, 2007, we had debt obligations under our credit facilities.  We refer you to the discussion in the section of this report entitled “Operating and Financial Review and Prospects—Liquidity and capital resources—Credit Facilities” for a description of our credit facilities.  Other than our credit facilities, there were no material contracts, other than contracts entered into in the ordinary course of business, to which the Company was a party during the two year period immediately preceding the date of this report.

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

Greek Tax Considerations

AMP has established an office in Greece which provides services to AMP and AMP's office in Cyprus. Under the laws of Greece, and in particular under Greek Law 3427/2005 which amended, replaced and supplemented provisions of Law 89/1967, which expired on December 31, 2005, the income of AMP's Greek office is calculated on a cost plus basis on expenses incurred by that office. The Greek Ministry of Economy and Finance has determined that the profit margin applicable to AMP is 5%. This determination is subject to periodic review. AMP's income, as calculated by applying the 5% profit margin, is subject to Greek corporate income tax at the rate of 29% for fiscal year 2006 and 25% for fiscal years after 2007. All expenses to which the profit percentage applies are deducted from gross income for Greek corporate income tax purposes. Accordingly, under Greek Law 3427/2005, as currently applied to us, we expect that AMP will continue to have no liability for any material amount of Greek income tax.

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

Distributions

Subject to the discussion under the heading "Passive Foreign Investment Company," any distributions made by us with respect to our common shares to a U.S. Holder will generally constitute dividends, which may be taxable as ordinary income or "qualified dividend income" as described in more detail below, to the extent of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Distributions in excess of our earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder's tax basis in our common shares on a dollar- for- dollar basis and thereafter as capital gain. Because we are not a United States corporation, U.S. Holders that are corporations will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. Dividends paid with respect to our common shares will generally be treated as "passive category income" \ or, in the case of certain types of U.S. Holders, \ "general category income", for purposes of computing allowable foreign tax credits for United States foreign tax credit purposes.

Dividends paid on our common shares to a U.S. Holder who is an individual, trust or estate, or a U.S. Individual Holder, will generally be treated as "qualified dividend income" that is taxable to such U.S. Individual Holders at preferential tax rates (through 2010) provided that (1) the common shares are readily tradable on an established securities market in the United States (such as the New York Stock Exchange on which our common shares are traded); (2) we are not a passive foreign investment company for the taxable year during which the dividend is paid or the immediately preceding taxable year (which we do not believe we are, have been or will be); (3) the U.S. Individual Holder has owned the common shares for more than 60 days in the 121-day period beginning 60 days before the date on which the common shares become ex-dividend; and (4) the U.S. Individual Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. There is no assurance that any dividends paid on our common shares will be eligible for these preferential rates in the hands of a U.S. Individual Holder. Any dividends paid by us that are not eligible for these preferential rates (including dividends paid to U.S. Holders other than U.S. Individual Holders) will be taxed as ordinary income.  Legislation has recently been introduced in the U.S. Congress which, if enacted in its present form, would preclude dividends received on our common shares after the date of enactment from qualifying for such preferential rates.

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

Sale, Exchange or Other Disposition of Common Shares

A U.S. Holder generally will recognize realize taxable gain or loss upon a sale, exchange or other disposition of our common shares in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder's tax basis in such stock. Subject to the discussion under the heading "Passive Foreign Investment Company," such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder's holding period is greater than one year at the time of the sale, exchange or other disposition. Such capital gain or loss will generally be treated as U.S.-source income or loss, as applicable, for U.S. foreign tax credit purposes. A U.S. Holder's ability to deduct capital losses is subject to certain limitations.

Passive Foreign Investment Company

A foreign corporation will be treated as a "passive foreign investment company," or a PFIC, for U.S. federal income tax purposes, if 75% or more of its gross income consists of certain types of passive income or 50% or more of its assets produce or are held for the production of passive income. If a corporation owns at least 25% by value of the shares of another corporation, it is treated for purposes of these tests as owning a proportionate share of the assets of the other corporation and as receiving directly a proportionate share of the other corporation's income. Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from commodities and securities transactions. We presently believe that we are not, a PFIC and do not anticipate becoming a PFIC. This is, however, a factual determination made on an annual basis based on our income, assets and market capitalization, among other factors, and is subject to change. If we are classified as a PFIC, a U.S. Holder of our common shares could be subject to increased tax liability upon the sale or other disposition of our common shares or upon the receipt of amounts treated as "excess distributions."

The effect of the PFIC rules on a U.S. Holder may be mitigated if the U.S. Holder makes a valid and timely results may be avoided if a "mark-to-market" election or "qualified electing fund" election.  We will notify U.S. Holders in the event we conclude that we will be treated as a PFIC for any taxable year. U.S. Holders are encouraged to consult their tax advisors regarding the application of the PFIC rules, including eligibility for and the manner and advisability of making certain elections with respect to our PFIC status.

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

Sale, Exchange or Other Disposition of Common Shares

Non-U.S. Holders generally will not be subject to United States federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of our common shares, unless:

•	the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and other conditions are met; or

•
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

Price Risk

Our price risk has been minimal because we have generally purchased inventory for which we have already had a binding sales contract in place. We generally do not fix future prices for delivery of fuel in excess of one week and our suppliers generally use average PLATTS pricing in their calculation of cost prices to us. Accordingly, our exposure to price risk has covered a period of only a few days. In Gibraltar and the UAE, we own floating storage facilities and we currently import and store cargos of marine fuel prior to resale to customers. Accordingly, in Gibraltar and the UAE, we purchased fuel before entering into a binding sales contract with a customer. We believe that our exposure to price risk in these locations covers a period of one to two weeks. In view of our minimal price risk, we have not entered into derivative contracts, swaps or futures to mitigate the risk of market price fluctuations in marine fuel. Our policy is to not use fuel related derivative financial instruments for speculative purposes.

In the future, we may enter into long-term fixed price sales commitments, which fix the prices of future fuel sales. Furthermore, we may use cargo storage in our other service centers, such as Ghana and the United Kingdom or we might import larger cargos of fuel for storage, which would increase our oil price risk. Furthermore, in the future, we might execute cargo trading transactions to arbitrage the price of marine fuel, which method would increase our oil price risk. Finally, we may enter into derivative contracts in the forms of swaps or futures in order to mitigate the risk of market price fluctuations in marine fuel.

Interest Rate Risk

Historically, we have been subject to market risks relating to changes in interest rates because we have had significant amounts of floating rate long-term debt and short-term borrowings outstanding. During the year ended December 31, 2007, we paid interest on this debt based on LIBOR plus an average spread of 1.21% on our bank loans. A one percent increase in LIBOR would have increased our interest expense for the year ended December 31, 2007 from $4.0 million to $5.0 million. We have considerable exposure to interest rate changes because we expect to have long-term bank debt outstanding in order to partially finance the construction of our bunkering and specialty tankers as well as short-term borrowings outstanding in the form of a line of credit under our new senior secured credit facility for working capital purposes which will be used to cover any periodic working capital requirements. We expect to repay these borrowings on a periodic basis using cash flows from operations.

At any time and from time to time, we may enter into derivative contracts, including interest rate swaps, to hedge a portion of our exposure to variability in our floating rate long-term debt.

Exchange Rate Risk

We have conducted the vast majority of our business transactions in U.S. dollars. We have purchased marine petroleum products in the international oil and gas markets and our vessels have operated in international shipping markets; both these international markets transact business primarily in U.S. dollars. Accordingly, our total revenues have been fully denominated in U.S. dollars and our cost of marine petroleum products, which, for the year ended December 31, 2007, comprised approximately 96% of our total operating expenses have been denominated in U.S. dollars. Our balance sheet is mainly comprised of dollar-denominated assets including trade receivables, inventories and the cost of vessels, and liabilities including trade payables, short-term borrowings and long-term loans. Our foreign exchange losses in recent periods have mainly arisen from the translation of assets and liabilities of our service centers that are denominated in local currency. Accordingly, the impact of foreign exchange fluctuations on our combined and consolidated statements of income has been minimal.

In 2005, we signed two newbuilding contracts for the construction of two specialty tankers. These contracts are denominated in Euros. Apart from these Euro-denominated contracts, we do not expect the impact of foreign exchange fluctuations on our combined and consolidated statements of income to materially differ from recent periods. Should we enter certain markets where payments and receipts are denominated in local currency or should either the international oil and gas markets or the international shipping markets change their base currency from the U.S. dollar to another international currency such as the Euro, the impact on our dollar-denominated combined and consolidated statements of income may be significant.

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

We evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities and Exchange Act of 1934) as of December 31, 2007.  Based on that evaluation, our President and the Chief Financial Officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports filed under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. The Company believes that a system of controls, no matter how well designed and operated, cannot provide assurance that the objectives of the controls are met, and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within a company have been detected.

(b)             Management’s annual report on internal control over financial reporting.

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) promulgated under the Securities Exchange Act of 1934.

Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Securities Exchange Act of 1934 as a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers and effected by the Company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

•	Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•
Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of Company’s management and directors; and

•	Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management conducted the evaluation of the effectiveness of the internal controls over financial reporting using the control criteria framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) published in its report entitled Internal Control-Integrated Framework.

Management with the participation of our President and Chief Financial Officer assessed the effectiveness of the design and operation of the Company’s internal controls over financial reporting pursuant to Rule 13a-15 of the Securities Exchange Act of 1934, as of December 31 2007. Based upon that evaluation, our President and Chief Financial Officer concluded that the Company’s internal controls over financial reporting are effective as of December 31 2007.

The effectiveness of the Company’s internal control over financial reporting as of December 31 2007 has been audited by Deloitte Hadjipavlou Sofianos & Cambanis S.A, an independent registered public accounting firm.

(c)             Attestation report of the registered public accounting firm.

The registered public accounting firm that audited the consolidated financial statements, Deloitte Hadjipavlou Sofianos & Cambanis S.A, has issued an attestation report on the Company’s internal control over financial reporting, appearing under Item 18, and is incorporated herein by reference.

(d)             Changes in internal control over financial reporting.

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially effected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

In accordance with the rules of the New York Stock Exchange, the exchange on which our common stock is listed, the Company has appointed an audit committee whose members as of December 31, 2007 are Messrs. Hatab, Rasterhoff and Papanicolaou.  Mr. Hatab has been determined to be a financial expert by our board of directors and independent, as that term is defined in the listing standards.

ITEM 16B.	CODE OF ETHICS

The Company has adopted a code of ethics that applies to its principal executive officer, principal financial officer, principal accounting officer and persons performing similar functions. A copy of our code of ethics has been filed as an exhibit to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2006 and is also available on our website at www.ampni.com.  We will also provide a hard copy of our code of ethics free of charge upon written request of a shareholder.

Shareholders may also request a copy of our code of ethics at no cost, by writing or telephoning us at the following address:

Aegean Marine Petroleum Network Inc.
42 Hatzikyriakou Avenue
Piraeus 185 38 Athens
Greece
Telephone: 011 30 210 458-6200

ITEM 16C.	PRINCIPAL ACCOUNTING FEES AND SERVICES

Our principal accountants for the years ended December 31, 2005, 2006 and 2007 were Deloitte Hadjipavlou Sofianos & Cambanis S.A.  The aggregate audit fees billed to us for the years ended December 31, 2005, 2006 and 2007 were $0.4 million, $0.3 million, and $0.6 million, respectively.  There were no audit-related, tax or other fees billed to us during 2005, 2006 and 2007.

ITEM 16D.	EXEMPTIONS FROM LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASES

None.

PART III

ITEM 17.	FINANCIAL STATEMENTS

See Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The following financial statements, together with the report of Deloitte Hadjipavlou Sofianos & Cambanis S.A. thereon, are set forth on pages F-1 through F-35 and are filed as a part of this report.

ITEM 19.	EXHIBITS

Exhibit Number	Description

1.1	Amended and Restated Articles of Incorporation of Aegean Marine Petroleum Network Inc.*

1.2	Amended and Restated Bylaws of Aegean Marine Petroleum Network Inc.*

2.1	Form of common share certificate of Aegean Marine Petroleum Network Inc.*

4.1	Form of Registration Rights Agreement*

Exhibit Number	Description

4.2	Amended and Restated 2006 Stock Incentive Plan**

4.3	Form of shipbuilding contract for construction of one 3,500 dwt product oil tanker with Fujian Southeast Shipyard, as amended*

4.4	Form of contract for design, building supervision, representation, procurement of machines and supplies, and turn-key delivery of a 3,500 dwt product tanker with IOTA Corporation*

4.5	Option Agreement, dated March 31, 2005, by and between Aegean Bunkering Services Inc. and Fujian Southeast Shipyard, as amended*

4.6	Form of shipbuilding contract for the design, construction, sale and purchase of a 2,400 dwt double hull product oil tanker with ro-ro facility with Severnav S.A.*

4.7	Option Agreement, dated June 3, 2005, by and between Aegean Bunkering Services Inc. and Severnav S.A.*

4.8	Marine Fuel Supply Service Agreement, dated April 1, 2005, by and between Aegean Marine Petroleum S.A. and Aegean Oil S.A.*

4.9	Form of License Agreement by and between Aegean Oil S.A. and Aegean Marine Petroleum Network Inc.*

4.10	Amendment Agreement, dated September 19, 2006, by and between Aegean Marine Petroleum S.A., as Borrower, and The Royal Bank of Scotland plc, as Lender*

4.11	Short Term Financing Agreement, dated June 6, 2005, by and among Leveret International Inc., as Lender, and certain borrowers listed therein, as amended*

4.12	Short Term Financing Agreement, dated June 10, 2005, by and among Leveret International Inc., as Lender, and Aegean Investments S.A., as Borrower, as amended*

4.13	Short Term Financing Agreement, dated July 1, 2005, by and among Leveret International Inc., as Lender, and Aegean Marine Petroleum S.A., as Borrower*

4.14
Loan Agreement, dated August 30, 2005, by and among Aegean Baltic Bank S.A. and HSH Nordbank AG, as Lenders, and Kithnos Maritime, Inc., Naxos Maritime Inc., Paros Maritime Inc. and Serifos Maritime Inc., as Borrowers*

4.15	Credit Facility dated October 3, 2005 by and between Royal Bank of Scotland plc, as Lender, and Aegean Marine Petroleum Network Inc., as Borrower*

4.16	Short Term Financing Agreement, dated October 7, 2005, by and among Leveret International Inc., as Lender, and Baltic Navigation Company, as Borrower*

4.17	Short Term Financing Agreement, dated October 10, 2005, by and among Leveret International Inc., as Lender, and Milos Maritime Inc. and Serifos Maritime Inc., as Borrowers*

4.18	Form of shipbuilding contract for construction of one 5,500 dwt product oil tanker with Qingdao Hyundai Shipbuilding Co. Ltd., as amended*

4.19	Form of contract for design, building supervision, representation, procurement of machines and supplies, and turn-key delivery of a 5,500 dwt product tanker with IOTA Corporation*

Exhibit Number	Description

4.20	Option Agreement, dated January 13, 2006, by and between Aegean Bunkering Services Inc. and Qingdao Hyundai Shipbuilding Co. Ltd., as amended*

4.21	Short Term Financing Agreement, dated December 25, 2005, by and among Leveret International Inc., as Lender, and certain borrowers listed therein, as amended*

4.22	Short Term Financing Agreement, dated December 12, 2005, by and among Leveret International Inc., as Lender, and certain borrowers listed therein, as amended*

4.23	Short Term Financing Agreement, dated December 13, 2005, by and between Leveret International Inc., as Lender, and Mare Vision S.A., as Borrower*

4.24	Short Term Financing Agreement, dated December 19, 2005, by and between Leveret International Inc., as Lender, and Carnaby Navigation Inc., as Borrower*

4.25	Short Term Financing Agreement, dated February 10, 2006, by and among Leveret International Inc., as Lender, and Baltic Navigation Company, as Borrower*

4.26	Short Term Financing Agreement, dated March 23, 2006, by and between Leveret International Inc., as Lender, and Aegean Bunkering Services Inc., as Borrower *

4.27	Short Term Financing Agreement, dated July 25, 2006, by and between Leveret International Inc., as Lender, and Aegean Marine Petroleum S.A., as Borrower*

4.28	Financial Agreement, dated October 26, 2005, by and among Aegean Baltic Bank S.A. and HSH Nordbank AG, as Lenders, and Dynamic Corp. and Sea Global S.A., as Borrowers*

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

4.35	Loan Agreement, dated December 19, 2006, by and among The Royal Bank of Scotland plc, as Lender, and Aegean Marine Petroleum Network Inc. and Aegean Marine Petroleum S.A., as Borrowers, as amended***

Exhibit Number	Description

4.36
Supplemental Agreement, dated June 8, 2007 relating to loan agreement dated August 30, 2005, by and among Aegean Baltic Bank S.A. and HSH Nordbank AG, as Lenders, and Kithnos Maritime, Inc., Naxos Maritime Inc., Paros Maritime Inc. and Serifos Maritime Inc., as Borrowers***

4.37
Supplemental Agreement, dated June 13, 2007 relating to a loan agreement, dated October 30, 2006, by and among Aegean Baltic Bank S.A. and HSH Nordbank AG, as Lenders, and Kerkyra Marine S.A., Ithaki Marine S.A., Cephallonia Marine S.A., Paxoi Marine S.A., Zakynthos Marine S.A., Lefkas Marine S.A. and Kythira Marine S.A., as Borrowers***

4.38
Loan Agreement, dated July 5, 2007, by and among The Royal Bank of Scotland Plc, as Lender, and Andros Marine Inc., Dilos Marine Inc., Ios Marine Inc., Sifnos Marine Inc. and Tinos Marine Inc., as Borrowers***

4.39	Form of shipbuilding contract for construction of one 3,800 dwt product oil tanker with Fujian Southeast Shipyard, as amended***

4.40	Loan Agreement, dated December 20, 2007, by and among The Royal Bank of Scotland Plc, as Lender, and Aegean Marine Petroleum S.A., as Borrower

8.1	List of Subsidiaries

11.1	Code of Ethics****

12.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer

12.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer

13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350

13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350
_____________
*	Filed as an exhibit to the Company’s Registration Statement on Form F-1, Registration No. 333-129768 and incorporated by reference herein.

**	Incorporated by reference to Exhibit 1 to the Company’s Report on Form 6-K furnished on September 14, 2007.

***	Filed as an exhibit to the Company’s Registration Statement on Form F-1, Registration No. 333-146918 and incorporated by reference herein.

****	Incorporated by reference to Exhibit 11.1 to the Company’s Annual Report on Form 20-F filed on May 25, 2007.

AEGEAN MARINE PETROLEUM NETWORK INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Aegean Marine Petroleum Network Inc.

We have audited the accompanying consolidated balance sheets of Aegean Marine Petroleum Network Inc. and subsidiaries (the "Company") as of December 31, 2007 and 2006, and the related combined and consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2007.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such combined and consolidated financial statements present fairly, in all material respects, the financial position of Aegean Marine Petroleum Network Inc. and subsidiaries as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 7, 2008 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ Deloitte.,
Hadjipavlou, Sofianos & Cambanis S.A.
Athens, Greece
April 7, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Board of Directors and Stockholders of Aegean Marine Petroleum Network Inc.

We have audited the internal control over financial reporting of Aegean Marine Petroleum Network Inc. and subsidiaries (the "Company") as of December 31, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting.  Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.  Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances.  We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis.  Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets as of December 31, 2007 and 2006, and the related combined and consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2007 and our report dated April 7, 2008 expressed an unqualified opinion on those financial statements.

/s/ Deloitte.,
Hadjipavlou, Sofianos & Cambanis S.A.
Athens, Greece
April 7, 2008

AEGEAN MARINE PETROLEUM NETWORK INC.
CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2006 AND 2007

(Expressed in thousands of U.S. dollars – except for share and per share data)

	December 31,
	2006	2007

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$82,425	$1,967
Trade receivables, net of allowance for doubtful accounts of $1,106 and $1,603, as of December 31, 2006 and 2007, respectively	66,803	191,654
Due from related companies (Note 4)	469	3,686
Inventories (Note 5)	30,634	97,140
Prepayments and other current assets (Note 10)	2,661	12,417
Restricted cash (Note 2)	750	8,000
Total current assets	183,742	314,864

FIXED ASSETS:
Advances for vessels under construction and acquisitions (Note 6)	46,779	84,378
Vessels, cost (Notes 7, 12 and 21)	70,943	149,866
Vessels, accumulated depreciation (Notes 7, 12 and 21)	(9,662)	(14,312)
Vessels’ net book value	61,281	135,554
Other fixed assets, net (Notes 8 and 21)	1,206	1,431
Total fixed assets	109,266	221,363

OTHER NON-CURRENT ASSETS:
Restricted cash (Notes 2 and 12)	12,336	10,171
Deferred charges, net (Note 9)	10,519	8,869
Concession Agreement (Note 3)	-	7,720
Goodwill (Note 3)	-	3,943
Other non-current assets	14	27
Total assets	$315,877	$566,957

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term borrowings (Note 11)	-	133,000
Current portion of long-term debt (Note 12)	833	3,650
Trade payables to third parties	42,872	77,862
Trade payables to related companies (Note 4)	19,203	27,193
Other payables to related companies	125	160
Accrued and other current liabilities (Note 12)	4,986	9,470
Total current liabilities	68,019	251,335

LONG-TERM DEBT, net of current portion (Note 12)	32,663	71,381
OTHER NON-CURRENT LIABILITIES	196	516
COMMITMENTS AND CONTINGENCIES (Note 13)	-	-

STOCKHOLDERS’ EQUITY:
Preferred stock, $0.01 par value; 25,000,000 shares authorized, none issued	-	-
Common stock, $0.01 par value; 100,000,000 shares authorized at December 31, 2006 and 2007; 42,410,000 and 42,461,428 shares, issued and outstanding at December 31, 2006 and 2007, respectively (Note 18)	424	425
Additional paid-in capital (Note 18)	185,103	187,795
Retained earnings	29,472	55,505
Total stockholders’ equity	214,999	243,725

Total liabilities and stockholders’ equity	$315,877	$566,957

The accompanying notes are an integral part of these combined and consolidated financial statements

AEGEAN MARINE PETROLEUM NETWORK INC.
COMBINED AND CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(Expressed in thousands of U.S. dollars – except for share and per share data)

	For the Year Ended December 31,
	2005	2006	2007

REVENUES:
Sales of marine petroleum products – third parties (Note 21)	$497,443	$775,816	$1,331,144
Sales of marine petroleum products – related companies (Notes 4 and 21)	8,162	14,841	14,705
Voyage revenues	10,450	11,639	5,758
Other revenues	1,275	1,516	1,266
Total revenues	517,330	803,812	1,352,873

OPERATING EXPENSES:
Cost of marine petroleum products sold – third parties	360,223	573,615	1,091,769
Cost of marine petroleum products sold – related companies (Note 4)	104,578	155,022	159,943
Salaries, wages and related costs	8,958	12,871	24,363
Vessel hire charges (Note 4)	518	-	-
Depreciation (Notes 7 and 8)	2,226	4,240	6,373
Amortization of drydocking costs (Note 9)	636	1,684	3,172
Amortization of concession agreement (Note 3)	-	-	52
Management fees (Note 4)	182	223	54
Gain on sale of vessel (Note 7)	-	-	(2,693)
Other operating expenses (Note 14)	16,629	25,697	39,042

Total operating expenses	493,950	773,352	1,322,075

Operating income	23,380	30,460	30,798

OTHER INCOME/(EXPENSE):
Write-off of deferred IPO costs (Note 16)	-	(1,588)	-
Interest and finance costs (Notes 11, 12 and 15)	(2,347)	(5,207)	(3,473)
Interest income	70	976	1,990
Foreign exchange gains (losses), net	396	(414)	(1,569)
	(1,881)	(6,233)	(3,052)

Income before income taxes	21,499	24,227	27,746

Income taxes (Note 20)	(24)	(2)	(8)

Net income	$21,475	$24,225	$27,738

Basic earnings per common share	$0.72	$0.84	$0.65
Diluted earnings per common share	$0.72	$0.84	$0.65

Weighted average number of shares, basic	29,878,398	28,954,521	42,417,111
Weighted average number of shares, diluted	29,878,398	28,954,622	42,505,704

The accompanying notes are an integral part of these combined and consolidated financial statements

AEGEAN MARINE PETROLEUM NETWORK INC.
COMBINED AND CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(Expressed in thousands of U.S. dollars – except for share and per share data)

	Common Stock
	# of Shares	Par Value	Additional Paid-in Capital	Retained Earnings	Total

BALANCE, December 31, 2004	30,472,827	$305	$14,454	$9,702	$24,461

- Net income	-	-	-	21,475	21,475
- Contribution to additional paid-in capital	-	-	100	-	100
- Dividends declared and paid ($0.05 per share)	-	-	-	(1,509)	(1,509)
- Repurchase and cancellation of shares (Note 18)	(2,437,827)	(25)	(14,554)	(20,421)	(35,000)

BALANCE, December 31, 2005	28,035,000	$280	-	$9,247	$9,527

- Net income	-	-	-	24,225	24,225
- Dividends declared and paid ($0.14 per share)	-	-	-	(4,000)	(4,000)
- Issuance of common stock (par value $0.01, at $14.00)	14,375,000	144	185,065	-	185,209
- Share-based compensation (Note 17)	-	-	38	-	38

BALANCE, December 31, 2006	42,410,000	$424	$185,103	$29,472	$214,999

- Net income	-	-	-	27,738	27,738
- Dividends declared and paid ($0.01 per share)	-	-	-	(1,705)	(1,705)
- Issuance of common stock in connection with an acquisition	20,000	-	773	-	773
- Share-based compensation (Note 17)	31,428	1	1,919	-	1,920

BALANCE, December 31, 2007	42,461,428	$425	$187,795	$55,505	$243,725

The accompanying notes are an integral part of these combined and consolidated financial statements

AEGEAN MARINE PETROLEUM NETWORK INC.
COMBINED AND CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(Expressed in thousands of U.S. dollars)

	For the Year Ended December 31,
	2005	2006	2007
Cash flows from operating activities:
Net income	$21,475	$24,225	$27,738
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	2,226	4,240	6,373
Provision for doubtful accounts	129	412	497
Share-based compensation	-	38	1,920
Amortization	654	1,855	3,457
Gain on sale of vessel	-	-	(2,693)
Other non-cash charges	14	88	320
(Increase) decrease in:
Trade receivables	(42,088)	(985)	(115,707)
Due from related companies	409	6,346	(3,217)
Insurance claims	900	-	-
Inventories	(4,509)	(24,250)	(65,205)
Prepayments and other current assets	185	(1,836)	(9,414)
Increase (decrease) in:
Trade payables	22,166	12,897	27,213
Other payables to related companies	56	18	35
Accrued and other current liabilities	882	3,783	3,751
Decrease (increase) in other non-current assets	(870)	870	(10)
Payments for drydocking	(154)	(10,637)	(3,186)
Net cash provided by (used in) operating activities	1,475	17,064	(128,128)

Cash flows from investing activities:
Advances for vessels under construction	(11,228)	(35,396)	(55,529)
Advances for vessel acquisitions	(8,175)	(34,895)	(66,217)
Corporate acquisitions, net of cash acquired	-	-	(5,728)
Net proceeds from sale of vessels	-	12,900	8,276
Purchase of other fixed assets	(1,072)	(83)	(409)
Decrease (increase) in restricted cash	(14,498)	2,284	(5,085)
Net cash used in investing activities	(34,973)	(55,190)	(124,692)

Cash flows from financing activities:
Proceeds from long-term debt	15,539	41,714	41,815
Repayment of long-term debt	(3,587)	(42,866)	(280)
Net change in short-term borrowings	39,000	(42,993)	133,000
Net change in short-term related company borrowings	23,595	(23,595)	-
Financing costs paid	(218)	(520)	(468)
IPO proceeds, net of issuance costs	-	185,209	-
Share repurchase (Note 18)	(35,000)	-	-
Dividends paid	(1,509)	(4,000)	(1,705)
Net cash provided by financing activities	37,820	112,949	172,362

Net increase (decrease) in cash and cash equivalents	4,322	74,823	(80,458)
Cash and cash equivalents at beginning of year	3,280	7,602	82,425
Cash and cash equivalents at end of year	$7,602	$82,425	$1,967

SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid during the year for interest:	$1,636	$5,777	$3,935
Cash paid during the year for income taxes:	$8	$18	$8
Shares issued to acquire a business:	-	-	$773
Other non-cash financing activities:	$100	-	-

The accompanying notes are an integral part of these combined and consolidated financial statements

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

1.      Basis of Presentation:

The accompanying combined and consolidated financial statements include the accounts of Aegean Marine Petroleum Network Inc. (hereinafter referred to as “Aegean”) and its subsidiaries (Aegean and its subsidiaries are hereinafter collectively referred to as the “Company”). The Company is an independent physical supplier and marketer of refined marine fuel and lubricants to ships in port and at sea.

Aegean was formed on June 6, 2005, under the laws of the Republic of the Marshall Islands, for the purpose of acquiring all outstanding common shares of companies owned, directly and indirectly, by Leveret International Inc. (“Leveret”), which is a personal holding company owned and controlled by Aegean’s founder and Head of Corporate Development, Mr. Dimitris Melisanidis. The transaction described above constitutes a reorganization of companies under common control, and has been accounted for in a manner similar to a pooling of interests. Accordingly, the combined and consolidated financial statements of the Company have been presented giving retroactive effect to the transaction described above, using combined and consolidated historical carrying costs of the assets and liabilities.

In December 2006, Aegean completed its initial public offering of 14,375,000 common shares on the New York Stock Exchange (“2006 IPO”) under the United States Securities Act of 1933, as amended.

Material Subsidiaries

(a)
Aegean Marine Petroleum S.A. (“AMP”), incorporated in the Republic of Liberia on January 4, 1995, is engaged in the commercial purchase and sale of marine petroleum products and is the principal operating entity of the Company.

(b)	Service Centers, which monitor and support the logistical aspects of each order in their respective geographical locations.

Company Name	Country of Incorporation	Date of Incorporation
Aegean Marine Petroleum LLC (the “UAE Service Center”)*	United Arab Emirates	07/26/2000
Aegean Bunkering Gibraltar Ltd. (the “Gibraltar Service Center”)	Gibraltar	08/07/1997
Aegean Bunkering Jamaica Ltd. (the “Jamaica Service Center”)	Jamaica	11/25/2004
Aegean Bunkering (Singapore) Pte. Ltd. (the “Singapore Service Center”)	Singapore	06/07/2005
Aegean Bunkering (Ghana) Limited (the “West Africa Service Center”)	Ghana	05/18/2007
Bunkers at Sea NV (the “NW Europe Service Center”)	Belgium	12/16/1999
Portland Bunkers International Ltd. (the “UK Service Center”)	United Kingdom	12/13/1999

* Also, the owner of the Aegean Flower, a 6,523 dwt (built in 2001) oil products tanker purchased on January 5, 2004

(c)
Aegean Bunkering Services Inc. (the “Manager”) was incorporated in the Marshall Islands on July 11, 2003 and provides all the vessel-owning companies listed below with a wide range of shipping services such as technical support and maintenance, insurance arrangement and handling, financial administration and accounting services.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

1.      Basis of Presentation: (Continued)

(d)	Vessel-owning companies with operating vessels:

		Vessel Details
Company Name	Date of Incorporation	Vessel Name	Year Built	Size (dwt)	Date Acquired
Aegean VII Shipping Ltd. (“Aegean VII”)	01/20/1998	Aegean VII	1984	3,892	02/04/1998
Venus Holding Company (“Venus”)	10/13/1999	Aegean IX	1976	7,216	06/14/2001
Carmel Investment Corp. (“Carmel”)	12/02/2002	Aegean Rose	1988	4,935	01/21/2003
Evian Enterprises Co. (“Evian”)	12/02/2002	Aegean Daisy	1988	4,935	01/21/2003
Clyde Shipping Corp. (“Clyde”)	05/10/2004	Aegean Tulip	1993	4,853	05/20/2004
Aegean Tiffany Shipping Pte. Ltd. (“Tiffany”)	05/10/2004	Aegean Tiffany	2004	2,747	07/07/2004
Aegean Breeze Shipping Pte. Ltd. (“Breeze”)	03/27/2006	Aegean Breeze I	2004	2,747	07/07/2004
Aegean X Maritime Inc. (“Aegean X”)	08/31/2004	Aegean X	1982	6,400	08/31/2004
Carnaby Navigation Inc. (“Carnaby”)	12/14/2005	Aegean Pride I	1982	11,538	12/20/2005
Baltic Navigation Company (“Baltic”)	09/19/2005	Aegean Force	1980	6,679	07/25/2006
Mare Vision S.A. (“Mare”)	11/01/2005	Aegean XI	1984	11,050	05/03/2006
Aegean Tanking S.A. (“Tanking”)	07/12/2006	Fos	1981	67,980	09/05/2006
Vera Navigation S.A. (“Vera”)	09/14/2007	Vera	1985	3,720	10/09/2007
Milos I Maritime Inc. (“Milos I”)	01/28/2005	Hope	1980	11,910	08/24/2007
Ouranos Tanking S.A. (“Ouranos”)	02/09/2007	Ouranos	1983	67,980	02/20/2007
Sea Breezer Marine S.A. (“Sea Breezer”)	04/02/2004	Aegean Princess	1991	7,030	05/25/2007
Milos Shipping Pte. Ltd. (“Milos”)	11/23/2006	Milos	2007	4,626	06/29/2007
Serifos Shipping Pte. Ltd. (“Serifos”)	11/23/2006	Serifos	2007	4,664	11/20/2007
Pontos Navigation Inc. (“Pontos”)	09/09/2002	Leader	1985	83,890	09/21/2007
Baldwin Management Co. (“Baldwin”)	09/25/2002	Sara	1990	7,389	10/09/2007

(e)	Vessel-owning companies with vessels under construction:

		Vessel Details
Company Name	Date of Incorporation	Hull Number	Size (dwt)
Kithnos Maritime Inc. (“Kithnos”)	01/28/2005	DN-3500-3	4,600
Amorgos Maritime Inc. (“Amorgos”)	01/28/2005	DN-3500-4	4,600
Kimolos Maritime Inc. (“Kimolos”)	01/28/2005	DN-3500-5	4,600
Syros Maritime Inc. (“Syros”)	01/28/2005	DN-3500-6	4,600
Mykonos Maritime Inc. (“Mykonos”)	01/28/2005	DN-3500-7	4,600
Santorini Maritime Inc. (“Santorini”)	01/28/2005	DN-3500-8	4,600
Paros Maritime Inc. (“Paros”)	01/28/2005	DN-3500-9	4,600
Naxos Maritime Inc. (“Naxos”)	01/28/2005	DN-3500-10	4,600
Andros Marine Inc. (“Andros”)	02/21/2007	DN-3800-11	4,600
Dilos Marine Inc. (“Dilos”)	02/21/2007	DN-3800-12	4,600
Ios Marine Inc. (“Ios”)	02/21/2007	DN-3800-13	4,600
Sifnos Marine Inc. (“Sifnos”)	02/21/2007	DN-3800-14	4,600
Tinos Marine Inc. (“Tinos”)	02/21/2007	DN-3800-15	4,600
Ocean Dynamic Corp. (“Ocean”)	05/27/2005	N 2230007	2,400
Sea Global S.A. (“Sea Global”)	05/27/2005	N 2220000	2,400
Kerkyra Marine S.A. (“Kerkyra”)	09/26/2006	QHS 207	5,500
Ithaki Marine S.A. (“Ithaki”)	09/26/2006	QHS 208	5,500
Cephallonia Marine S.A. (“Cephallonia”)	09/26/2006	QHS 209	5,500
Paxoi Marine S.A. (“Paxoi”)	09/26/2006	QHS 210	5,500
Zakynthos Marine S.A. (“Zakynthos”)	09/27/2006	QHS 215	5,500
Lefkas Marine S.A. (“Lefkas”)	09/26/2006	QHS 216	5,500
Kythira Marine S.A. (“Kythira”)	09/26/2006	QHS 217	5,500
Eton Marine Ltd. (“Eton”)	12/21/2005	QHS 220	5,500
Tasman Seaways Inc. (“Tasman”)	12/21/2005	QHS 221	5,500
Benmore Services S.A. (“Benmore”)	12/21/2005	QHS 222	5,500
Ingram Enterprises Co. (“Ingram”)	01/10/2006	QHS 223	5,500
Santon Limited (“Santon”)	01/10/2006	QHS 224	5,500

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

1.      Basis of Presentation: (Continued)

(f)	Other companies with material assets and/or liabilities:

Company Name	Date of Incorporation	Country of Incorporation	Activity
Aegean Investments S.A. (“Aegean Investments”)	11/05/2003	Marshall Islands	Holding company
Aegean Oil (USA), LLC (“Aegean USA”)	04/07/2005	United States	Marketing office

As of December 31, 2006 and 2007, Aegean’s ownership interest in all the above subsidiaries, except for the UAE Service Center, amounted to 100%.

During the years ended December 31, 2005, 2006 and 2007, no one customer individually accounted for more than 10% of the Company’s total revenues.

2.      Significant Accounting Policies:

Principles of Combination and Consolidation: The accompanying combined and consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles and include for each of the three years in the period ended December 31, 2007, the accounts and operating results of the Company. Intercompany balances and transactions have been eliminated in combination and consolidation.

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

Other Comprehensive Income: The provisions of Statement of Financial Accounting Standards (“SFAS”) No. 130, “Reporting Comprehensive Income,” require separate presentation of certain transactions that are recorded directly as components of stockholders’ equity. The Company has no such transactions in the periods presented and, accordingly, comprehensive income equals net income for all periods presented.

Foreign Currency Transactions: The functional currency of Aegean and its material subsidiaries is the U.S. dollar because the Company purchases and sells marine petroleum products in the international oil and gas markets and because the Company’s vessels operate in international shipping markets; both of these international markets transact business primarily in U.S. dollars. The Company’s accounting records are maintained in U.S. dollars. Transactions involving other currencies during the year are converted into U.S. dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities denominated in other currencies are adjusted to reflect the year-end exchange rates. Resulting gains or losses are reflected separately in the accompanying combined and consolidated statements of income.

Cash and Cash Equivalents: The Company considers highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents.

Restricted Cash: Restricted cash consists of interest-bearing deposits with certain banks as cash collateral against outstanding short-term facilities and retention accounts that can only be used for the purposes of repayment of current portions of long-term loans. Restricted cash also includes interest-bearing deposits with an international bank as cash collateral against standby letters of credit issued by the same bank to a shipyard (Note 12). Restricted cash is classified as non-current when the funds are to be used to acquire non-current assets.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

2.      Significant Accounting Policies: (Continued)

Trade Receivables, net:  Management is responsible for approving credit to customers, setting and maintaining credit standards, and managing the overall quality of the credit portfolio. The Company performs ongoing credit evaluations of its customers based upon payment history and the assessments of customers’ credit worthiness. The Company generally provides payment terms of approximately 30 days. The Company continuously monitors collections and payments from its customers and maintains a provision for estimated credit losses based upon its historical experience with its customers, current market conditions of its customers, and any specific customer collection issues. Accounts receivable are reduced by an allowance for amounts that may become uncollectible in the future. The Company had accounts receivable of $67,909 and $193,257, before allowances for bad debts of $1,106 and $1,603, as of December 31, 2006 and 2007, respectively.

Insurance Claims: Insurance claims are recorded on the accrual basis once there remain no contingencies relating to the claim. Insurance claims represent the claimable expenses, net of deductibles, incurred through December 31 of each year, which are expected to be recovered from insurance companies. Any remaining costs to complete the claims are included in accrued liabilities.

Inventories: Inventories comprise marine fuel oil (“MFO”), marine gas oil (“MGO”), lubricants and victualling stores, which are stated at the lower of cost or market. Cost is determined by the first in, first out method.

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

Advances and milestone payments made to shipyards during construction periods are classified as “Advances for vessels under construction and acquisitions” until the date of delivery and acceptance of the vessel, at which date they are reclassified to “Vessels, cost”. Advances for vessels under construction also include supervision costs, amounts paid under engineering contracts, capitalized interest and other expenses directly related to the construction of the vessels.

Amounts of interest to be capitalized during the asset acquisition period are determined by applying an interest rate to the average amount of accumulated expenditures for the asset during the period.  The interest rate used is the average cost of borrowing for the Company.

Vessel Depreciation: Depreciation is computed using the straight-line method over the estimated useful life of the vessels, after considering the estimated salvage value. Each vessel’s estimated salvage value is equal to the product of its light-weight tonnage and the estimated scrap rate. Management estimates the useful life of the Company’s bunkering and non-bunkering tankers to be 30 years and 25 years, respectively, from the date of initial delivery from the shipyard. Management estimates the useful life of the Company’s floating storage facilities to be 30 years from the date of acquisition. Secondhand vessels are depreciated from the date of their acquisition through their remaining estimated useful life. However, when regulations place limitations on the ability of a vessel to trade, its useful life is adjusted to end at the date such regulations become effective.

Intangible Assets: Intangible assets consist of a concession agreement in the United Kingdom and goodwill. In connection with the acquisition of Portland Bunkers International Limited, the Company recorded an identifiable intangible asset, a concession agreement which conveys to the Company an exclusive right to perform bunkering operations in the port of Portland over a specified period of time. This asset is being amortized over its useful life.

Goodwill is not amortized, but reviewed at least annually for impairment. The Company tests for goodwill impairment using the two-step process described in SFAS No. 142. The first step is a screen for potential impairment, while the second step measures the amount of impairment. Fair values are derived using discounted cash flow analysis.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

2.      Significant Accounting Policies: (Continued)

Impairment of Long-Lived Assets: SFAS No. 144, “Accounting for the Impairment or Disposal of Long-lived Assets,” requires that long-lived assets and certain identifiable intangible assets held and used or to be disposed of by an entity, be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset and its eventual disposal is less than its carrying amount, the asset should be evaluated for an impairment loss. Measurement of the impairment loss is based on the fair value of the asset as provided by third parties. The Company regularly reviews the carrying amount of its vessels. The Company had no impairment losses in any of the periods presented.

Accounting for Drydocking Costs: The Company’s vessels are generally required to be drydocked every 30 to 60 months for major repairs and maintenance that cannot be performed while the vessels are in operation. The Company follows the deferral method of accounting for drydocking costs whereby actual costs incurred are deferred and are amortized on a straight-line basis over the period through the date the next drydocking is scheduled to become due. Unamortized drydocking costs of vessels that are sold are written off against income in the year of the vessel’s sale.

Financing Costs: Fees incurred for obtaining new loans or refinancing existing loans are deferred and amortized to interest expense over the life of the related debt using the effective interest method. Unamortized fees relating to loans repaid or refinanced are generally expensed in the period the repayment or refinancing is made.

Pension and Retirement Benefit Obligations: The vessel-owning companies included in the combination and consolidation employ the crew on board under short-term contracts (usually up to nine months) and accordingly, they are not liable for any pension or post retirement benefits. The Company’s full-time Greek employees are covered by state-sponsored pension funds for which the Company is required to contribute a portion of the monthly salary of these employees to the fund (i.e., a defined contribution plan). Upon retirement of these employees, the state-sponsored pension funds are responsible for paying the employees’ retirement benefits and accordingly, the Company has no obligation for these benefits.

Accounting for Revenues and Expenses: Revenues are principally earned from the physical supply of marine petroleum products via the Company’s bunkering tankers. In this respect, sales of marine petroleum products and cost of sales of marine petroleum products are recorded in the period when the marine petroleum products are loaded onto the customer’s vessel. In Greece, revenues are earned from the sale of marine petroleum products through a related party physical supplier (refer to Note 4). These sales and the respective cost of sales are recorded in the period when the related party physical supplier delivers the marine petroleum products to the customer.

For arrangements in which the Company physically supplies marine petroleum products via its own bunkering tankers, cost of marine petroleum products sold represents amounts paid by the Company for marine petroleum products sold in the period being reported on.  For arrangements in which marine petroleum products are purchased from the Company’s related party physical supplier, cost of marine petroleum products sold represents the total amount paid by the Company to the physical supplier for marine petroleum products and the delivery thereof to the Company’s customer.

Revenues are also generated from voyage and time charter agreements of the Company’s vessels. Time charter revenues are recorded over the term of the charter as service is provided. Under a voyage charter the revenues and associated voyage costs are recognized on a pro-rata basis over the duration of the voyage.  Probable losses on voyages are provided for in full, at the time such losses can be estimated.  A voyage is deemed to commence upon the completion of discharge of the vessel’s previous cargo and is deemed to end upon the completion of discharge of the current cargo.

Operating expenses are accounted for on the accrual basis.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

2.      Significant Accounting Policies: (Continued)

Repairs and Maintenance: All vessel repair and maintenance expenses, including major overhaulings (which are non-scheduled repairs and maintenance work undertaken on a vessel’s engine) and underwater inspections are expensed in the year incurred. Such costs are included in other operating expenses in the accompanying combined and consolidated statements of income.

Income Taxes: The Company accounts for income taxes using the liability method in accordance with SFAS No. 109. SFAS No. 109 requires the provision of deferred income taxes for the tax effects of temporary differences between financial reporting and tax bases of assets and liabilities, using enacted tax rates in effect in the years in which the differences are expected to reverse. Valuation allowances are required to be recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized. Generally, Aegean and its subsidiaries are involved in non-taxable activities and, as such, no material deferred tax assets or liabilities arose in any of the periods presented (refer to Note 20).

Earnings per Common Share: Basic earnings per common share are computed by dividing net income available to common stockholders by the weighted average number of common shares deemed outstanding during the year. Diluted earnings per common share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised.

Derivatives: SFAS No. 133, as amended, establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value, with changes in the derivatives’ fair value recognized currently in earnings unless specific hedge accounting criteria are met. During the three-year period ended December 31, 2007, the Company did not engage in any transaction involving derivative instruments or have any hedging activities.

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

Recent Accounting Pronouncements:

Non Controlling Interests. In December 2007, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 160, “Non controlling Interests in Consolidated Financial Statements, an amendment of ARB No. 51”.  This Statement establishes accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. This statement is effective as of the beginning of the first fiscal year that begins after December 15, 2008. The Company is currently evaluating the potential effect on the consolidated financial statements of adopting SFAS No. 160.

Business Combinations. In December 2007, the FASB issued SFAS No. 141(R), “Business Combinations” (“SFAS 141R”).  SFAS 141R supersedes SFAS No. 141 and establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquired. SFAS 141R also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination.  SFAS 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. An entity may not apply it before that date. The Company is currently evaluating the effect, if any; this statement may have on future financial statements.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

2.      Significant Accounting Policies: (Continued)

Fair Value of Financial Instruments. In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS 159”).  SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value, with changes in fair value recognized in earnings.  SFAS 159 is effective as of the beginning of the first fiscal year that begins after November 15, 2007.  The adoption of SFAS 159 is not expected to have a material impact on the Company’s financial statements.

Fair Value Measurements. In September 2006, the FASB issued SFAS No. 157 "Fair Value Measurements" (“SFAS 157”). This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This statement does not require any new fair value measurements, but applies under other accounting pronouncements that require or permit fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The adoption of SFAS 157 is not expected to have a material impact on the Company’s financial statements.

Hybrid Financial Instruments. In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments—an amendment of FASB Statements No. 133 and 140” (“SFAS 155”).  SFAS 155 amends SFAS 133 and SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”. SFAS 155 resolves issues addressed in SFAS 133 Implementation Issue No. D1, “Application of Statement 133 to Beneficial Interests in Securitized Financial Assets.”  SFAS 155 was effective for the Company for all financial instruments acquired or issued after January 1, 2007 and did not have a material impact on the Company’s financial statements.

3.      Significant Acquisitions:

On October 9, 2007, the Company acquired all of the outstanding share capital of Bunkers at Sea NV (“BAS”), a marine fuel logistics company incorporated in Belgium, for a total consideration of $4,764 (excluding direct acquisition costs). BAS purchases, sells and delivers marine fuel to end users such as shipping companies (which complements Aegean’s business) and performs these functions in Northwestern Europe where Aegean previously had no presence. The Company entered into this transaction on the premise that Aegean would increase its market share in Northwestern Europe where BAS has a presence.

The following table presents the purchase accounting adjustments as of the acquisition date. The Company believes that the resulting balance sheet reflects the fair value of the assets and liabilities at the acquisition date.

Adjusted Purchase Price
Cash consideration to sellers	3,991
Equity consideration to sellers	773
Acquisition costs	76
Adjusted purchase price	4,840
Fair Value of Assets and Liabilities Acquired
Cash and cash equivalents, net of overdrafts	5,818
Trade receivables	9,639
Inventories	1,301
Trade payables	(15,767)
Other current assets/liabilities, net	(97)
Non current assets	3
Total fair value of assets and liabilities acquired	897
Goodwill	3,943

No acquired identifiable intangible assets were recognized as part of the purchase price allocation.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

3.      Significant Acquisitions: (Continued)

The following table presents the unaudited proforma results as if the acquisition had occurred at the beginning of each of the years ended December 31, 2006 and 2007:

	Year Ended December 31,
	2006	2007
Total revenues	915,919	1,471,189
Net income	24,367	28,301
Basic earnings per share	0.84	0.67
Diluted earning per share	0.84	0.67

On October 31, 2007, the Company acquired all of the outstanding share capital of Portland Bunkers International Limited (“PBIL”), a company incorporated in the United Kingdom, for a total consideration of $7,774 (excluding direct acquisition costs). PBIL is the exclusive operator of the port of Portland (United Kingdom). The Company entered into this transaction on the premise that Aegean’s financial strength, logistics expertise and fleet of double-hull tankers, coupled with the exclusive bunkering license, will be accretive to earnings and cash flows.

The following table presents the purchase accounting adjustments as of the acquisition date. The Company believes that the resulting balance sheet reflects the fair value of the assets and liabilities at the acquisition date.

Adjusted Purchase Price
Cash consideration to sellers	7,774
Acquisition costs	235
Adjusted purchase price	8,009
Fair Value of Assets and Liabilities Acquired
Cash and cash equivalents	530
Other current assets/liabilities, net	(293)
Concession agreement	7,772
Total fair value of assets and liabilities acquired	8,009

An identifiable intangible asset was recognized consisting of an exclusive 30 year concession agreement with the port of Portland which gives Aegean an exclusive right to perform bunkering operations at that port. This asset is being amortized on a straight-line basis over the remaining contractual life of the agreement (from November 1, 2007 to October 1, 2032). Amortization expense of  $52 was recognized for the year ended December 31, 2007.

The annual aggregate amortization expense expected to be recognized after December 31, 2007, are as follows:

Amount
2008	312
2009	312
2010	312
2011	312
2012	312

The following table presents the unaudited proforma results as if the acquisition had occurred at the beginning of each of the years ended December 31, 2006 and 2007:

	Year Ended December 31,
	2006	2007
Total revenues	806,095	1,354,187
Net income	24,172	25,947
Basic earnings per share	0.83	0.61
Diluted earning per share	0.83	0.61

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

4.      Transactions with Related Parties:

(a)
Aegean Oil S.A. (the “Greek Subcontractor”):  The Greek Subcontractor, owned and controlled by relatives of Mr. Dimitris Melisanidis, is a diversified energy group principally engaged in the downstream gasoline industry in Greece where it manages a network of approximately 450 service stations. The Greek Subcontractor is managed by a full-time executive team and has no common management with the Company. In addition to its principal operations, the Greek Subcontractor is also a licensed trader and physical supplier of marine petroleum products in Greece. On December 30, 1999 and as amended on September 25, 2000, the Company signed a Bunkering Supply and Representation Agreement with the Greek Subcontractor whereby the Greek Subcontractor undertakes to sell and deliver marine petroleum products in transit to the Company’s nominated customer vessels within Greek territorial waters. Under the contract, the Greek Subcontractor sells the marine petroleum products to the Company at an amount equal to the Greek Subcontractor’s purchase cost of the marine petroleum products from select Greek refineries, plus a margin.

On April 1, 2005, this contract was terminated and superceded by a ten-year Marine Fuel Supply Service Agreement with the Greek Subcontractor. This contract stipulates that the Company and the Greek Subcontractor must transact for a minimum quantity of marine fuel per month, however neither party is required to transact for more than a maximum quantity of marine fuel per month. Under the contract, the Greek Subcontractor undertakes to sell the marine petroleum products to the Company at an amount equal to the Greek Subcontractor’s purchase cost of the marine petroleum products from select Greek refineries, plus a margin. The margin will be reviewed and renegotiated annually between the parties. Payment of the Greek Subcontractor’s invoices will be made within 30 calendar days from the date of receipt of the invoice. Penalties of 10% will be imposed on late payments. If requested, the Company undertakes to provide security to the Greek Subcontractor by way of a standby letter of credit or other mutually acceptable guarantee in relation to any outstanding balance from time to time. The agreement terminates on March 31, 2015 unless any of the following situations occur prior to the termination date: (i) The Greek Subcontractor’s petroleum trading license terminates or is revoked by the Greek authorities, (ii) upon the breach by any party in the performance of any of its obligations, as defined in the agreement, (iii) upon the liquidation or bankruptcy of any party. The Company has a unilateral right to terminate the agreement by serving 12 months’ written notice.

During the years ended December 2005, 2006 and 2007, the Company purchased from the Greek Subcontractor marine petroleum products of $99,417, $155,022 and $159,943, respectively, all of which are included under cost of marine petroleum products sold in the accompanying combined and consolidated statements of income. As of December 31, 2006 and 2007, the amounts due to the Greek Subcontractor were $19,203 and $27,193, respectively, and are included under trade payables to related companies in the accompanying consolidated balance sheets.

(b)
Aegean Shipping Management S.A. and certain vessel-owning companies (hereinafter collectively referred to as “Aegean Shipping”): Aegean Shipping is owned by relatives of Mr. Dimitris Melisanidis and is the owner and operator of an international shipping fleet including Aframax and Panamax product tankers which are chartered out in the international spot markets. Aegean Shipping is managed by a full-time executive team and has no common management with the Company. The Company’s material transactions with Aegean Shipping are described as follows:

(i)
Aegean Shipping provided two of the Company’s vessels, Aegean Hellas and Fos, with a wide range of shipping services such as technical support and maintenance, insurance arrangement and handling, financial administration and accounting services, in exchange for a management fee. Management fees incurred by the Company for the years ended December 31, 2005, 2006 and 2007, amounted to $182, $223 and $54, respectively, and are separately disclosed in the accompanying combined and consolidated statements of income.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

4.      Transactions with Related Parties:

(ii)
Prior to January 1, 2006, the Company time chartered (short-term) certain vessels of Aegean Shipping in order to meet increased levels of demand for its services at times when its own vessels were operating at full capacity, or for special situations. Vessel hire charges for the year ended December 31, 2005 amounted to $518 and are separately disclosed in the accompanying combined and consolidated statements of income.

(iii)
Aegean Shipping is a customer of the Company. It purchases marine fuel and lubricants, which it consumes during the voyages of its vessels. The Company’s sales of marine fuel and lubricants to Aegean Shipping for the years ended December 31, 2005, 2006 and 2007, amounted to $8,162, $13,146 and $13,509, respectively, and are included under sales of marine petroleum products in the accompanying combined and consolidated statements of income.

(iv)
On December 20, 2005, the Company purchased an 11,538 dwt (built in 1982) double hull bunkering tanker Aegean Pride from Aegean Shipping for a price of $6,700, which was fully paid on that date. The price includes Aegean Shipping’s initial purchase price of the vessel from an unrelated third party plus additional costs incurred by Aegean Shipping to convert the vessel into a bunkering tanker. The cost of this vessel is included under vessels, cost, in the accompanying consolidated balance sheets.

(v)
During the year ended December 31, 2006, the Company sold two newly-acquired second-hand tankers, Omega Af Donso and Trapper, to Aegean Shipping. These vessels were previously acquired by the Company from third-party sellers. No gain or loss was recognized by the Company on the sale of the vessels to Aegean Shipping.

As of December 31, 2006 and 2007, the amounts due from Aegean Shipping were $162 and $3,438, respectively, and are included in due from related companies in the accompanying consolidated balance sheets.

(c)
Golden Sun Marine Corp. (“Golden Sun”):  Prior to June 1, 2005, the Company conducted business with Golden Sun, an investment and trading company in which Mr. Dimitris Melisanidis holds a controlling interest. During the year ended December 31, 2005, the Company purchased from Golden Sun marine petroleum products of $5,161, which are included under cost of marine petroleum products sold in the accompanying combined and consolidated statements of income. Effective June 1, 2005, the Company ceased purchasing marine petroleum products from Golden Sun and accordingly, during the years ended December 31, 2006 and 2007, the Company did not purchase marine petroleum products from Golden Sun. As of December 31, 2006 and 2007, no amounts were due to Golden Sun.

(d)
General Maritime Corporation (“General Maritime”): Aegean’s Chairman of the Board, Mr. Peter C. Georgiopoulos, also serves as Chairman, President and Chief Executive Officer of General Maritime which is a publicly-traded tanker company with shares listed on the New York Stock Exchange. During the years ended December 31, 2006 and 2007, the Company’s sales to General Maritime amounted to $1,695 and $1,196, respectively, which are included under sales of marine petroleum products in the accompanying combined and consolidated statements of income. As of December 31, 2006 and 2007, the amounts due from General Maritime were $12 and $45, respectively, which are included in due from related companies in the accompanying consolidated balance sheets.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

5.      Inventories:

The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

	December 31,
	2006	2007
Held for sale:
Marine Fuel Oil	21,535	72,255
Marine Gas Oil	7,972	22,950
	29,507	95,205
Held for consumption:
Marine fuel	654	1,195
Lubricants	394	646
Victuals	79	94
	1,127	1,935
Total	30,634	97,140

6.      Advances for Vessels Under Construction and Acquisitions:

On February 6, 2005, as amended, the Company signed ten separate shipbuilding contracts with the Fujian Southeast Shipyard (“Fujian”) for ten 4,600 dwt, double skin, double bottom, product oil tankers (Hull Numbers DN-3500-1 to 10). The construction price of each contract is $6,800 which is payable 10% in advance, 15% upon steel cutting, 15% upon keel-laying, 15% upon launching and 45% upon delivery and acceptance. Furthermore, on February 10, 2005, the Company signed ten separate contracts with an engineering firm for the design, building supervision, representation, procurement of machineries and supplies, and turn-key delivery of the ten product oil tankers. The price of each such contract is $1,550 which is payable 5% in advance, 10% upon steel cutting, 40% upon launching and 45% upon delivery and acceptance.

On June 3, 2005, as amended, the Company signed two separate shipbuilding contracts with the Severnav Shipyard (“Severnav”) for two 2,400 dwt, double skin, double bottom, product oil tankers with roll-on roll-off facilities for fuel trucks. The construction price of each contract is Euro 6,835,000 which is payable 10% upon effectiveness of the contract, 15% upon steel cutting, 15% upon keel-laying, 20% upon launching and 40% upon delivery and acceptance. Furthermore, on August 30, 2005, the Company signed two separate contracts with an engineering firm for the design, building supervision, representation, procurement of machineries and supplies, and turn-key delivery of the two product oil tankers. The price of each such contract is Euro 1,500,000 which is payable 5% in advance, 10% upon steel cutting, 40% upon launching and 45% upon delivery and acceptance.

On January 13, 2006, the Company signed five separate shipbuilding contracts with the Qingdao Hyundai Shipbuilding Co. Ltd. (“Qingdao Hyundai”) for five double skin, double bottom, 5,500 dwt class oil tankers (Hull Numbers QHS-220 to 224). The construction price of each contract is $9,400 which is payable 10% in advance, 20% upon steel cutting, 20% upon keel-laying, 25% upon launching and 25% upon delivery and acceptance. Furthermore, on February 24, 2006, the Company signed five separate contracts with an engineering firm for the design, building supervision, representation, procurement of machineries and supplies, and turn-key delivery of the five 5,500 dwt class oil tankers. The price of each such contract is $1,600, which is payable 5% in advance, 10% upon keel-laying, 40% upon launching and 45% upon delivery and acceptance.

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

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

6.      Advances for Vessels Under Construction and Acquisitions: (Continued)

On May 25, 2007, the Company signed five separate shipbuilding contracts with Fujian for five 4,600 dwt, double skin, double bottom, product oil tankers (Hull Numbers DN-3800-11 to 15). The construction price of each contract is $7,890, of which $755 is payable in advance, $1,132 is payable upon steel-cutting, $1,132 is payable upon keel-laying, $1,133 is payable upon launching and $3,738 is payable upon delivery and acceptance.

The amounts shown in the accompanying consolidated balance sheets include milestone payments relating to the shipbuilding and engineering contracts and any material related expenses incurred during the construction periods capitalized in accordance with the accounting policy discussed in Note 2.

As of December 31, 2007, the account, advances for vessels under construction and acquisitions, is analyzed as follows:

			December 31, 2007
Vessel Name	Year of Expected Delivery	Contract Amount	Contract Payments	Capitalized Costs	Total
Fujian Shipyard
DN-3500-3	2007**	8,425	8,425	682	9,107
DN-3500-4	2007**	8,425	8,425	445	8,870
DN-3500-5	2008	8,425	4,593	208	4,801
DN-3500-6	2008	8,425	2,953	84	3,037
DN-3500-7	2008	8,425	2,953	61	3,014
DN-3500-8	2008	8,425	1,933	122	2,055
DN-3500-9	2008	8,425	1,933	109	2,042
DN-3500-10	2008	8,425	1,933	86	2,019
DN-3800-11*	2009	7,890	755	20	775
DN-3800-12*	2009	7,890	755	20	775
DN-3800-13*	2009	7,890	755	20	775
DN-3800-14*	2009	7,890	755	20	775
DN-3800-15*	2009	7,890	755	20	775
Severnav Shipyard
N 2220000	2008	11,639	6,495	521	7,016
N 2230007	2008	11,513	3,725	377	4,102
Qingdao Hyundai Shipyard
QHS-207	2009	11,600	4,080	101	4,181
QHS-208	2009	11,600	4,080	91	4,171
QHS-209	2009	11,600	4,080	81	4,161
QHS-210	2009	11,600	2,000	76	2,076
QHS-215	2009	11,600	2,000	76	2,076
QHS-216	2009	11,600	2,000	76	2,076
QHS-217	2009	11,600	2,000	76	2,076
QHS-220	2008	11,000	4,940	223	5,163
QHS-221	2008	11,000	4,940	194	5,134
QHS-222	2009	11,000	1,020	83	1,103
QHS-223	2009	11,000	1,020	82	1,102
QHS-224	2009	11,000	1,020	101	1,121
	Total	266,202	80,323	4,055	84,378

*Contract amount does not include contract with the engineering firm which, as of December 31, 2007, was not signed. This contact is expected to be signed within 2008.
**Vessel delivered in 2007 but as of December 31, 2007, was not positioned and operational.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

6.      Advances for Vessels Under Construction and Acquisitions: (Continued)

Interest on the advances paid by the Company in respect of these contracts is computed at the weighted average borrowing cost of the Company, for the duration of the construction period, and capitalized in advances for vessels under construction on the accompanying balance sheets.  Total interest capitalized for the years ended December 31, 2005, 2006 and 2007 was $155, $1,295 and $2,314, respectively.

During the years ended December 31, 2006 and 2007, the movement of the account, advances for vessels under construction and acquisitions, was as follows:

	Year Ended December 31,
	2006	2007
Balance at beginning of period	12,803	46,779
Advances for vessels under construction and related costs	35,396	55,529
Payments for secondhand vessel acquisitions	34,895	66,217
Vessels delivered	(36,315)	(84,147)
Balance at end of period	46,779	84,378

As of December 31, 2007, the remaining obligations under the construction and supervision contracts are payable as follows:

Amount
2008	118,350
2009	67,529
185,879

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

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

7.      Vessels:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Vessel Cost	Accumulated Depreciation	Net Book Value
Balance, December 31, 2005	47,528	(5,514)	42,014
- Vessels acquired and delivered	36,315	-	36,315
- Vessels sold	(12,900)	-	(12,900)
- Depreciation for the year	-	(4,148)	(4,148)
Balance, December 31, 2006	70,943	(9,662)	61,281
- Vessels acquired and delivered	84,147	-	84,147
- Vessels sold	(5,224)	1,540	(3,684)
- Depreciation for the year	-	(6,190)	(6,190)
Balance, December 31, 2007	149,866	(14,312)	135,554

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

On August 7, 2007, the acquired floating storage facility, the Ouranos, with a total cost of $18,378 was operational at the Company’s service center in Fujairah. On May 25, 2007, the acquired second-hand bunkering tanker, Aegean Princess, was delivered to the Company at a total cost of $12,241. On September 21, 2007, the acquired floating storage facility, the Leader, was delivered to the Company at a total cost of $20,473. On August 6, 2007, the newly-constructed bunkering tanker, Milos (ex-DN-3500-1), with a total cost of $9,051, was operational in the Company’s service center in Singapore. On October 10, 2007, the two bunkering tankers, the Sara and Vera, with total costs of $6,017 and $1,964, respectively, were delivered to the Company. On December 4, 2007, the acquired double hull tanker, the Hope, with a total cost of $7,144, was operational in the Company’s service center in Jamaica.  On December 31, 2007, the newly-constructed bunkering tanker, Serifos (ex-DN-3500-2), with a total cost of $8,879, was operational in the Company’s service center in Singapore.

On April 17, 2007, the Company sold the vessel, Aegean Hellas, to a third-party purchaser for an aggregate price of $8,791. The gain on sale of $2,693 resulted from the sale price reduced by the related sales expense of $515, the carrying value of the asset of $3,684 and the carrying value of unamortized dry-docking costs of $1,899, which is separately reflected in the accompanying combined and consolidated statement of income for the year ended December 31, 2007.

Cost of vessels at December 31, 2005, 2006 and 2007, includes $8,913, $8,747 and $19,402, respectively, of amounts not included in the contract price of the vessels but which were material expenses incurred upon acquisition and are capitalized in accordance with the accounting policy discussed in Note 2.

As of December 31, 2007, all of the Company’s operational vessels, except for the Aegean Flower, Aegean VII and Aegean IX, were mortgaged under the Company’s various debt agreements.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

8.      Other Fixed Assets:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Buildings	Other	Total
Cost, December 31, 2005	1,008	258	1,266
- Additions	-	83	83
Cost, December 31, 2006	1,008	341	1,349
- Additions	-	409	409
Cost, December 31, 2007	1,008	750	1,758

Accumulated depreciation, December 31, 2005	20	31	51
- Depreciation expense	34	58	92
Accumulated depreciation, December 31, 2006	54	89	143
- Depreciation expense	33	151	184
Accumulated depreciation, December 31, 2007	87	240	327

Net book value, December 31, 2005	988	227	1,215
Net book value, December 31, 2006	954	252	1,206
Net book value, December 31, 2007	921	510	1,431

9.      Deferred Charges:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Drydocking	Financing Costs	Total
Balance, December 31, 2005	931	286	1,217
- Additions	10,637	520	11,157
- Amortization for the year	(1,684)	(171)	(1,855)
Balance, December 31, 2006	9,884	635	10,519
- Additions	3,186	468	3,654
- Disposals	(1,899)	-	(1,899)
- Amortization for the year	(3,172)	(233)	(3,405)
Balance, December 31, 2007	7,999	870	8,869

The amortization for drydocking costs is separately reflected in the accompanying combined and consolidated statements of income. The amortization of financing costs is included in interest and finance costs in the accompanying combined and consolidated statements of income.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

10.	Prepayments and Other Current Assets:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	December 31,
	2006	2007
VAT receivable	1,134	9,055
Other prepayments	1,527	3,362
Total	2,661	12,417

11.	Short-term Borrowings:

On December 19, 2006, as amended, Aegean and AMP, as co-borrowers, jointly and severally entered into a Term Loan, Overdraft and Guarantee Facility Agreement (“2006 Senior Credit Facility”) with an international bank for an amount of $248,400. The revolving overdraft facility of up to $115,000 bears interest at LIBOR plus 1.25%. The multi-currency revolving guarantee and letter of credit facility of up to $100,000 charges a commission of 0.25% for documentary letters of credit, and of 0.625% for standby letters of credit. The term loan of up to $33,400 was used to refinance the secured term loan dated February 10, 2006 with the same bank (refer to Note 12(c)).

On December 21, 2007, the overdraft facility and guarantee and letter of credit facility were cancelled and terminated. Accordingly, as of December 31, 2007, only the term loan facility of $33,400 under the 2006 Senior Credit Facility was in full force and effect, which expires 12 years from the delivery date of each vessel.

On December 20, 2007, AMP entered into an Overdraft, Guarantee and Letter of Credit Facility Agreement (“2007 Senior Credit Facility”) with a syndicate of two international banks for an amount of $300,000. The 2007 Senior Credit Facility will be used for working capital purposes and expires on December 31, 2008. The revolving overdraft facility of up to $150,000 bears interest at LIBOR plus 1.25%. The multi-currency revolving guarantee and letter of credit facility of up to $150,000 charges a commission of 0.25% for documentary letters of credit, and of 0.625% for standby letters of credit.

The 2007 Senior Credit Facility is mainly secured by a first priority mortgage on the Company’s operational double hull tankers, except for the Milos and Serifos (both of which are mortgaged under long-term debt) and the Aegean Flower, Aegean VII and Aegean IX, and an undertaking by the Company to provide a first priority mortgage on the Aegean Flower, Aegean VII and Aegean IX at the lender’s request. Furthermore, the 2007 Senior Credit Facility is secured by a general assignment of the Company’s trade receivables to be paid into an operating account held by the bank. The 2007 Senior Credit Facility contains certain covenants which include requirements to maintain the Company’s listing on the New York Stock Exchange, to maintain vessel insurance policies, to maintain minimum security of 120% of the outstanding facility amount and to ensure that Mr. Dimitris Melisanidis controls at least 32% of the Company’s outstanding common shares. Furthermore, the credit facility contains financial covenants requiring the Company to ensure that (i) consolidated book net worth, as defined, not be less than $175,000, (ii) consolidated leverage ratio, as defined, not to exceed 0.65-to-one, and (iii) consolidated liquid funds, as defined, not be less than $25,000.

As of December 31, 2006, the Company did not have any short-term borrowings outstanding. As of December 31, 2007, the Company had an overdraft balance of $133,000 under the 2007 Senior Credit Facility.

Total interest incurred on short-term borrowings for the years ended December 31, 2005, 2006 and 2007 amounted to $900, $2,839 and $1,082, respectively, and is included in interest expense and finance costs, in the accompanying combined and consolidated statements of income.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

12.	Long-term Debt:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

		December 31,
	Borrower(s)	2006	2007
(a)	Ocean and Sea Global	13,503	15,093
(b)	Serifos, Kithnos, Santorini, Paros and Naxos	4,964	17,668
(c)	Milos, Amorgos, Kimolos, Syros and Mykonos	4,175	-
(c)	Aegean	-	19,342
(d)	Eton, Benmore and Ingram	2,350	3,760
(e)	Tasman and Santon	1,504	4,512
(f)	Kerkyra, Ithaki, Cephallonia, Paxoi, Zakynthos, Lefkas and Kythira	7,000	11,500
(g)	Andros, Dilos, Ios, Sifnos and Tinos	-	3,156
	Total	33,496	75,031
	Less: Current portion	(833)	(3,650)
	Long-term portion	32,663	71,381

(a)
On October 26, 2005, as amended, Ocean and Sea Global, as co-borrowers, jointly and severally entered into a syndicated secured term loan with an international bank for an amount of Euro 13,300,000 to partially finance the construction costs of vessels N 2230007 and N 2220000 (two tranches of Euro 6,650,000 each). Each tranche is available in three advances, as defined in the loan agreement. Each tranche is repayable in 40 consecutive quarterly installments, with the first 12 being in the amount of Euro 150,000 each and the remaining 28 being in the amount of Euro 110,000 each, plus a balloon payment of Euro 1,770,000 payable with the last installment. The first installment of each tranche is repayable three months after the date of actual delivery of the respective vessel.

The loan bears interest at LIBOR plus 1.40% during each vessel’s pre-delivery period and at LIBOR plus 1.30% during each vessel’s post-delivery period. During the years ended December 31, 2005, 2006 and 2007, the weighted average interest rate (including the margin) was 3.91%, 4.33% and 5.57%, respectively, while at December 31, 2006 and 2007, the interest rate (including the margin) was 5.03% and 6.12%, respectively.

The loan agreement contains financial covenants requiring the Company to ensure that book net worth shall not be less than $100,000; that the ratio of total liabilities to total assets shall not exceed 0.65-to-one; that the current ratio shall not be less than 1.25-to-one and that cash and cash equivalents exceed 50% of the current portion of long-term debt.

As of December 31, 2006 and 2007, the outstanding balance of the loan was $13,503 (Euro 10,252,500) and $15,093 (Euro 10,252,500), respectively. The proceeds of the loan have been placed in interest bearing cash collateral accounts as security against standby letters of credit issued by the same bank to the shipyard, which are included under restricted cash in the accompanying consolidated balance sheets.

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

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

12.	Long-term Debt: (Continued)

The loan bears interest at LIBOR plus 1.40% during each vessel’s pre-delivery period and at LIBOR plus 1.30% during each vessel’s post-delivery period. During the years ended December 31, 2005, 2006 and 2007, the weighted average interest rate (including the margin) was 5.90%, 6.57% and 6.73%, respectively, while at December 31, 2006 and 2007, the interest rate (including the margin) was 6.77% and 6.27%, respectively. As of December 31, 2006 and 2007, the outstanding balance of the loan was $4,964 and $17,668, respectively.

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

This facility was refinanced by a term loan (with identical terms and conditions) with the same bank under the 2006 Senior Secured Credit Facility.

The loan bears interest at LIBOR plus 1.15% plus additional compliance costs. During the years ended December 31, 2006 and 2007, the weighted average interest rate (including the margin) was 6.46% and 6.37%, respectively, while at December 31, 2006 and 2007, the interest rate (including the margin) was 6.50% and 6.07%, respectively. As of December 31, 2006 and 2007, the outstanding balance of the loan was $4,175 and $19,342, respectively.

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

The loan bears interest at LIBOR plus 1.30% before delivery of each vessel and at LIBOR plus 1.1875% after such vessel’s delivery. During the years ended December 31, 2006 and 2007, the weighted average interest rate (including the margin) was 6.67% and 6.42%, respectively, while at December 31, 2006 and 2007, the interest rate (including the margin) was 6.67% and 6.04%, respectively. As of December 31, 2006 and 2007, the outstanding balance of the loan was $2,350 and $3,760, respectively.

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

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

12.	Long-term Debt: (Continued)

The loan bears interest at LIBOR plus 1.15% on the principal amount repayable in quarterly installments (for each tranche: $6,160) and at LIBOR plus 1.25% on the principal amount repayable in a balloon payment (for each tranche: $2,640). During the years ended December 31, 2006 and 2007, the weighted average interest rate (including the margin) was 6.47% and 6.42%, respectively, while at December 31, 2006 and 2007, the interest rate (including the margin) was 6.51% and 5.99%, respectively. As of December 31, 2006 and 2007, the outstanding balance of the loan was $1,504 and $4,512, respectively.

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

The loan bears interest at LIBOR plus 1.15% before delivery of each vessel and at LIBOR plus 1.05% after such vessel’s delivery. During the years ended December 31, 2006 and 2007, the weighted average interest rate (including the margin) was 6.52% and 6.53%, respectively, while at December 31, 2006 and 2007, the interest rate (including the margin) was 6.52% and 6.12%, respectively. As of December 31, 2006 and 2007, the outstanding balance of the loan was $7,000 and $11,500, respectively.

(g)
On July 5, 2007, Andros, Dilos, Ios, Sifnos and Tinos, as co-borrowers, jointly and severally entered into a syndicated secured term loan with an international bank for an amount of $37,560 to partially finance the construction costs of vessels DN-3800-11, DN-3800-12, DN-3800-13, DN-3800-14 and DN-3800-15 (five tranches of $7,512 each). Each tranche is available in advances, as defined in the loan agreement. Each tranche is repayable in 40 consecutive quarterly installments in the amount of $187 each. The first installment of each tranche is repayable three months after the date of drawdown of the respective delivery advance.

The loan bears interest at LIBOR plus 0.90% before delivery of each vessel and at LIBOR plus 0.85% after such vessel’s delivery. During the year ended December 31, 2007, the weighted average interest rate (including the margin) was 6.06%, while at December 31, 2007, the interest rate (including the margin) was 5.76%. As of December 31, 2007, the outstanding balance of the loan was $3,156.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

12.	Long-term Debt: (Continued)

As of December 31, 2007, the outstanding vessel-financing loans are generally collateralized as follows:

•	First priority assignment of the shipbuilding contracts and first priority mortgages over the vessels (when completed);

•	Assignments of insurance and earnings of the mortgaged vessels (when completed);

•	An undertaking from the vessels’ manager.

The vessel-financing loan agreements contain ship finance covenants including restrictions as to changes in management and ownership of the vessels, additional indebtedness and mortgaging of vessels without the bank’s prior consent as well as minimum requirements regarding the ratio of the market value of the relevant vessel to the outstanding loan amount and the ratio of the insured amount of the relevant vessel to the outstanding loan amount. In addition, the borrowing companies and/or their managers must maintain working capital accounts with the lending banks, as defined in the loan agreements. Furthermore, the vessel-owning subsidiary companies are not permitted to pay any dividends without the lenders’ prior consent. The vessel-owning subsidiary companies with outstanding loans had restricted net assets amounting to $(1,694) and $(4,683), as of December 31, 2006 and 2007, respectively.

As of December 31, 2007, all of the Company’s vessels-under-construction as well as two newly-completed vessels, the Milos (ex-DN-3500-1) and the Serifos (ex-DN-3500-2), having a total carrying value of $102,308, have been provided as collateral to secure the long-term debt discussed above.

Total interest incurred on long-term debt for the years ended December 31, 2005, 2006 and 2007 amounted to $1,036 and $2,779 and $2,958, respectively, and is included in interest expense and finance costs in the accompanying combined and consolidated statements of income. Accrued interest expense on long-term debt as of December 31, 2006 and 2007 amounted to $153 and $236, respectively, and is included in accrued and other current liabilities in the accompanying consolidated balance sheets.

The total amount available and unutilized under the Company’s long-term debt agreements was $159,608 as of December 31, 2007.

The annual principal payments required to be made after December 31, 2007, are as follows:

Amount
2008	3,650
2009	5,126
2010	5,669
2011	5,397
2012	5,306
2013 and thereafter	49,883
75,031

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

13.   Commitments and Contingencies:

(a)
Long-term Supply Contracts: On December 3, 2004, the Company signed an eight-year Fuel Purchase Agreement with a government refinery in Jamaica for the supply of mainly MFO and MGO at a price equal to average PLATTS prices plus a margin. The contract stipulates that the Company and refinery are not required to transact for more than a maximum quantity of marine fuel per month; however, by mutual agreement, the maximum quantity per month may be revised upwards. Invoices become due thirty calendar days from the date of delivery. Interest on overdue payments accrues at a rate equal to the local overdraft rate in Jamaica. This agreement expires on December 31, 2012.

On April 1, 2005, the Company signed a ten-year Marine Fuel Supply Service Agreement with the Greek Subcontractor (refer to Note 4).

(b)
Standby Letters Of Credit:  In the normal course of business, for certain suppliers, under certain long-term supply contracts, or under certain long-term construction contracts, the Company is required to post standby letters of credit in order to secure lines of credit. As of December 31, 2007, the total outstanding standby letters of credit amounted to $136,703. The Company has not defaulted on payment of any of its accounts payable so as to cause any of the issuers of the standby letters of credit to settle the Company’s accounts payable on the Company’s behalf. All the standby letters of credit expire during 2008. The Company expects to extend the validity date of these instruments throughout the duration of the Company’s contractual or operating relationships with the respective suppliers.

(c)
Environmental and Other Liabilities: The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the Company’s exposure. Currently, management is not aware of any such claims or contingent liabilities for which a provision should be established in the accompanying combined and consolidated financial statements. The Company’s Protection and Indemnity (“P&I”) insurance policies cover third-party liability and other expenses related to injury or death of crew, passengers and other third parties, loss or damage of cargo, claims arising from collisions with other vessels, damage to other third-party property, and pollution arising from oil or other substances.  The Company’s coverage under the P&I insurance policies, except for pollution, is unlimited. Coverage for pollution is $1 billion per vessel per incident.

(d)
Legal Matters: On November 30, 2005, an unrelated third party filed a declaratory action against the Company before the First Instance Court of Piraeus. The plaintiff asserts that he was instrumental in the negotiation of the Company’s eight-year Fuel Purchase Agreement with a government refinery in Jamaica, and seeks a judicial affirmation of his alleged contractual right to receive a commission of $1 per metric ton over the life of that contract, which as per the plaintiff’s calculation, amounts to $10,080 over a period of 12 years. In 2007, the Court of First Instance ruled that the claim is maritime-related and not within its jurisdiction. Accordingly, the claim was referred to the Maritime Disputes Division of the Court of First Instance in Piraeus. The case was re-scheduled to be heard on May 13, 2008. The Company believes that this claim is unwarranted and lacking in merit, and management is confident that the Company will not incur a material loss in connection with this lawsuit.

Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of business. In addition, losses may arise from disputes with charterers and agents and insurance and other claims with suppliers relating to the operations of the Company’s vessels.  Currently, management is not aware of any such claims or contingent liabilities or for which a provision should be established in the accompanying combined and consolidated financial statements.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

14.   Other Operating Expenses:

The amounts in the accompanying combined and consolidated statements of income are analyzed as follows:

	Year Ended December 31,
	2005	2006	2007
Bunkering tanker voyage expenses	445	490	784
Bunkering tanker insurance	859	1,070	1,315
Bunkering tanker repairs and maintenance	2,103	1,940	2,958
Bunkering tanker spares and consumable stores	1,245	1,338	1,874
Bunkering tanker consumption of marine petroleum products	1,821	3,636	7,865
Operating cost of the Aegean Hellas	4,576	6,058	2,930
Storage costs	-	3,396	2,778
Cargo transportation	-	-	4,466
Provision for doubtful accounts	129	412	498
Other	5,451	7,357	13,574
Total	16,629	25,697	39,042

15.   Interest and Finance Costs:

The amounts in the accompanying combined and consolidated statements of income are analyzed as follows:

	Year Ended December 31,
	2005	2006	2007
Interest on long-term debt	1,036	2,779	2,958
Interest on short-term borrowings	900	2,839	1,082
Amortization of financing fees	18	171	233
Bank commissions, commitment fees and other charges	548	713	1,514
Capitalized interest (Notes 6 and 12)	(155)	(1,295)	(2,314)
Total	2,347	5,207	3,473

16.	Postponement of Initial Public Offering:

On November 17, 2005, the Company filed a Registration Statement on Form F-1 with the Securities and Exchange Commission for an initial public offering of 10,000,000 shares of its common stock. Subsequently, within the first quarter of 2006, the Company temporarily postponed the IPO. In accordance with SAB Topic 5A, during the year ended December 31, 2006, the Company has written off all previously-deferred costs in connection with the offering of $1,588, which are separately presented in the combined and consolidated statement of income for year ended December 31, 2006.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

17.	Equity Incentive Plan:

On November 2, 2006, the Company’s board of directors adopted the 2006 Equity Incentive Plan (“2006 Plan”), under which the Company’s officers, key employees and directors are eligible to receive stock-based incentive awards including restricted stock, restricted stock units (with or without dividend equivalents), unrestricted stock, at-the-money nonqualified stock options and stock appreciation rights. The 2006 Plan is administered by the Compensation Committee of the Company’s board of directors and the aggregate number of shares of common stock reserved under this plan is 4,053,500. The Company’s board of directors may terminate the 2006 Plan at any time. The 2006 Plan expires ten years from the date of adoption.

Effective November 2, 2006, the Company adopted the provisions of SFAS No. 123, “Share-Based Payment” (“SFAS 123R”). The Company measures stock-based compensation cost at grant date, based on the estimated fair value of the award which is determined by the closing price of the Company’s common stock traded on the NYSE on the grant date, and recognizes the cost as expense on a straight-line basis (net of estimated forfeitures) over the employee requisite period. The expense is recorded in salaries, wages and related costs in the accompanying combined and consolidated statements of income. Aegean is incorporated in a non-taxable jurisdiction and accordingly, no deferred tax assets are recognized for these stock-based incentive awards.

On December 13, 2006, the Company made grants of restricted common stock in the amount of 107,143 shares to a certain officer of the Company. The restricted shares vest, and the restrictions lapse, with respect to each 20% lot of these shares, on December 13, 2007 and on December 13 of each of the four years thereafter.

On February 27, 2007, the Company granted 109,167 shares of restricted common stock to certain employees of the Company. The restricted shares vest, and the restrictions lapse, with respect to each 25% lot of these shares, on February 27, 2008 and on February 27 of each of the three years thereafter.

On May 22, 2007, the Company granted 29,600 shares of restricted common stock to four non-executive members of the Board of Directors. With respect to 19,600 shares, the restricted shares vest and the restrictions lapse on the date of the 2008 Annual Meeting of Shareholders. The remaining 10,000 shares vest on the date of the 2009 Annual Meeting of Shareholders.

On September 7, 2007, the Company granted 10,000 shares of restricted common stock to a certain employee of the Company. The restricted shares vest, and the restrictions lapse, with respect to each 25% lot of these shares, on September 7, 2008 and on September 7 of each of the three years thereafter.

All grants of restricted stock issued under the 2006 Plan are subject to accelerated vesting upon certain circumstances set forth in the 2006 Plan.

The following table summarizes the status of the Company’s unvested restricted stock outstanding for the years ended December 31, 2006 and 2007:

	Unvested Restricted Stock	Weighted Average Grant Date Fair Value
At December 31, 2005	-	-
Granted	107,143	15.75
At December 31, 2006	107,143	15.75
Granted	148,767	15.52
Vested	(28,828)	16.43
At December 31, 2007	227,082	15.51

Total compensation cost of $38 and $1,807 was recognized and included under salaries, wages and related costs in the accompanying combined and consolidated statements of income for the years ended December 31, 2006 and 2007, respectively.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

17.   Equity Incentive Plan: (Continued)

As of December 31, 2007, there was $2,151 of total unrecognized compensation cost related to non-vested restricted stock awards. This unrecognized compensation cost at December 31, 2007, is expected to be recognized as compensation expense over a weighted average period of 2.2 years as follows:

Amount
2008	1,179
2009	592
2010	291
2011	89
2,151

18.   Common Stock and Additional Paid-In Capital:

Authorized Capital

Aegean was formed on June 6, 2005, under the laws of the Marshall Islands. Aegean’s authorized common and preferred stock since inception consisted of 100,000,000 common shares (all in registered form), par value $0.01 per share and 25,000,000 preferred shares (all in registered form), par value $0.01 per share. The holders of the common shares are entitled to one vote on all matters submitted to a vote of stockholders and to receive all dividends, if any. The Company’s board of directors shall have the authority to establish such series of preferred stock and with such designations, preferences and relative, participating, optional or special rights and qualifications, limitations or restrictions as shall be stated in the resolutions providing for the issue of such preferred stock.

Share Issuance and Repurchase

On June 8, 2005, Aegean issued 30,472,827 common shares (as restated for the split-ups of common stock, described below), with a $0.01 par value per share, to Leveret and Leveret contemporaneously contributed its direct and indirect ownership in the companies described in Note 1 to Aegean.

On October 3, 2005, Aegean acquired from Leveret 8% of the total then-issued and outstanding common stock of Aegean, representing the entire interests in Leveret of members of Mr. Dimitris Melisanidis’ family (other than Mr. Melisanidis himself) for a price of $35,000. Those shares were cancelled upon repurchase, in accordance with a resolution of the board of directors of Aegean.  The repurchased shares represented the entire beneficial ownership of those members of Mr. Melisanidis’ family. The excess of the purchase price over the par value of the acquired shares is reflected first as a deduction from additional paid-in capital and, upon exhaustion of the balance of additional paid-in capital, as a deduction from retained earnings.

Stock Split-ups

On November 14, 2005, Aegean effected a stock split-up in the form of a dividend.  The stock dividend declared and paid, of 22,249,080 shares of Aegean’s common stock, was distributed to Aegean’s sole shareholder, Leveret. On November 21, 2006, Aegean effected a stock split-up in the form of a dividend. The stock dividend declared and paid, of 5,785,000 shares of Aegean’s common stock, was distributed to Aegean’s shareholders as of that date, on a pro-rata basis.

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

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

18.   Common Stock and Additional Paid-In Capital: (Continued)

Dividends

The Company declared and paid dividends of $1,509, $4,000 and $1,705 during the years ended December 31, 2005, 2006 and 2007, respectively.

Capital Contributions

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

19.   Earnings Per Common Share:

The computation of basic earnings per share is based on the weighted average number of common shares outstanding during the year. The computation of diluted earnings per share assumes the granting of unvested restricted stock awards (refer to Note 17), for which the assumed proceeds upon grant are deemed to be the amount of compensation cost attributable to future services and not yet recognized using the treasury stock method, to the extent dilutive.

The components of the calculation of basic earnings per common share and diluted earnings per common share are as follows:

	Year Ended December 31,
	2005	2006	2007

Basic and diluted income Available to common stockholders	$21,475	$24,225	$27,738

Basic weighted average number of common shares outstanding	29,878,398	28,954,521	42,417,111

Add: Dilutive effect of unvested restricted stock	-	101	88,593

Diluted weighted average number of common shares outstanding	29,878,398	28,954,622	42,505,704

Basic earnings per common share	$0.72	$0.84	$0.65
Diluted earnings per common share	$0.72	$0.84	$0.65

20.   Income Taxes:

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

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

20.   Income Taxes: (Continued)

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

Generally, under the laws of the countries of the vessel-owning companies’ and the Manager’s incorporation and/or vessels’ registration, the vessel-owning companies and the Manager are not subject to tax on shipping income. However, the vessel-owning companies are subject to registration and tonnage taxes, which have been included in other operating expenses in the accompanying combined and consolidated statements of income.

During the years presented, the Company is subject to statutory corporate income tax in relation to its subsidiaries incorporated or operating in taxable jurisdictions. The Company provided for current income taxes of $24, $2 and $8 for the years ended December 31, 2005, 2006 and 2007, respectively, which is separately reflected in the accompanying combined and consolidated statements of income.

21.   Business Segments and Geographical Information:

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

Information concerning the Company’s total sales of marine petroleum products is presented as follows, attributed based on the point-of-delivery geographical location of the customer vessels:

	Year Ended December 31,
	2005	2006	2007
Greece	125,540	167,061	165,231
United Arab Emirates	130,459	180,453	287,347
Gibraltar	152,372	240,412	433,524
Jamaica	77,385	147,211	212,093
Singapore	-	39,496	193,747
Northern Europe	-	-	37,443
Other	19,849	16,024	16,464
Total	505,605	790,657	1,345,849

The Company’s long-lived assets mainly consist of bunkering tankers, which are positioned across the Company’s existing territories and which management, including the chief operating decision maker, reviews on a periodic basis and reposition among the Company’s existing or new territories to optimize the vessel per geographical territory ratio. The Company’s vessels operate within or outside the territorial waters of each geographical location and, under international law, shipping vessels usually fall under the jurisdiction of the country of the flag they sail. The Company’s vessels are not permanently located within particular territorial waters and the Company is free to mobilize all its vessels worldwide at its own discretion.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

21.   Business Segments and Geographical Information: (Continued)

The following disclosure of the locations of long-lived assets is based on the physical locations of the assets as of the dates shown. These locations are not necessarily indicative of the territories that have jurisdiction over such assets:

	As of December 31,
	2006	2007
Gibraltar	23,492	39,510
United Arab Emirates	14,572	31,364
Jamaica	14,071	10,975
Singapore	5,656	29,245
Northern Europe	-	19,639
Other	4,696	6,252
Total	62,487	136,985

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

AEGEAN MARINE PETROLEUM NETWORK INC.

	By:	/s/ E. Nikolas Tavlarios
Name: E. Nikolas Tavlarios Title: President
Date: April 4, 2008