Form 20-F
period 2008-12-31
AEGEAN MARINE PETROLEUM NETWORK INC.
filed 2009-04-22
CIK 1344376

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

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

(Translation of Registrant's name into English)

The Republic of the Marshall Islands
(Jurisdiction of incorporation or organization)

42 Hatzikyriakou Avenue, Piraeus 185 38 Athens, Greece
(Address of principal executive offices)

E. Nikolas Tavlarios, investor@ampni.com, 299 Park Avenue, 2nd Floor, New York, New York 10171
(Name, Telephone, E-mail and/or Facsimile, and address of Company Contact Person)

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

42,841,303 shares of common stock, par value $0.01 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes	No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer.  See the definitions of "large accelerated filer" and "accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [X]	Accelerated filer [_]
Non-accelerated filer [_]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

X	U.S. GAAP

International Financial Reporting Standards as issued by the international Accounting Standards Board

Other

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17	Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes	No	X

TABLE OF CONTENTS

PART I

PART II

PART III

ITEM 17 - FINANCIAL STATEMENTS	76
ITEM 18 - FINANCIAL STATEMENTS	76
ITEM 19 - EXHIBITS	76
INDEX TO FINANCIAL STATEMENTS	F-1

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

In addition to these assumptions and matters discussed elsewhere herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include: our future operating or financial results; our future payment of dividends and the availability of cash for payment of dividends; our ability to retain and attract senior management and other key employees; our ability to manage growth; our ability to maintain our business in light of our proposed business and location expansion; our ability to obtain double hull bunkering tankers given the scarcity of such vessels in general; the outcome of legal, tax or regulatory proceedings to which we may become a party; adverse conditions in the shipping or the marine fuel supply industries; our ability to retain our key suppliers and key customers; our contracts and licenses with governmental entities remaining in full force and effect; material disruptions in the availability or supply of crude oil or refined petroleum products; changes in the market price of petroleum, including the volatility of spot pricing; increased levels of competition; compliance or lack of compliance with various environmental and other applicable laws and regulations; our ability to collect accounts receivable; changes in the political, economic or regulatory conditions in the markets in which we operate, and the world in general; our future, pending or recent acquisitions, business strategy, areas of possible expansion, and expected capital spending or operating expenses; our failure to hedge certain financial risks associated with our business; uninsured losses; our ability to maintain our current tax treatment; our failure to comply with restrictions in our credit agreements; increases in interest rates; and other important factors described from time to time in our U.S. Securities and Exchange Commission filings.

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

A. Selected Financial Data

	For the Year Ended December 31,
	2004	2005	2006	2007	2008
	(in thousands of U.S. dollars, except for share and per share data which are presented in U.S. dollars)
Income Statement Data:
Sales of marine petroleum products	247,436	505,605	790,657	1,345,849	2,768,067
Voyage revenues	14,983	10,450	11,639	5,758	1,379
Other revenues	593	1,275	1,516	1,266	8,526
Total revenues	263,012	517,330	803,812	1,352,873	2,777,972
Cost of marine petroleum products sold	222,439	464,801	728,637	1,251,712	2,594,443
Salaries, wages and related costs	5,052	8,958	12,871	24,363	41,666
Vessel hire charges	2,436	518	-	-	-
Depreciation	1,546	2,226	4,240	6,373	12,604
Amortization of drydocking costs	386	636	1,684	3,172	3,640
Amortization of concession agreement	-	-	-	52	313
Management fees	183	182	223	54	-
Gain on sale of vessel	-	-	-	(2,693)	-
Other operating expenses	12,348	16,629	25,697	39,042	73,157
Operating income	18,622	23,380	30,460	30,798	52,149
Write-off of deferred offering costs (1)	-	-	(1,588)	-	-
Interest and finance costs	(944)	(2,347)	(5,207)	(3,473)	(12,377)
Interest income	13	70	976	1,990	501
Foreign exchange gains (losses), net	(68)	396	(414)	(1,569)	1,521
Income taxes	(6)	(24)	(2)	(8)	(1,879)
Net income	17,617	21,475	24,225	27,738	39,915

Basic earnings per share (2)	0.58	0.72	0.84	0.65	0.94
Diluted earnings per share (2)	0.58	0.72	0.84	0.65	0.94
Weighted average number of shares, basic (2)	30,472,827	29,878,398	28,954,521	42,417,111	42,497,450
Weighted average number of shares, diluted (2)	30,472,827	29,878,398	28,954,622	42,505,704	42,625,801
Dividends declared per share (2)	0.28	0.05	0.14	0.04	0.04

	As of and for the Year Ended December 31,

	2004	2005	2006	2007	2008
	(in thousands of U.S. dollars, unless otherwise stated)

Balance Sheet Data:
Cash and cash equivalents	3,280	7,602	82,425	1,967	46,927
Total assets	78,573	161,359	315,877	566,957	641,907
Total debt	26,689	101,236	33,496	208,031	253,621
Total liabilities	54,112	151,832	100,878	323,232	356,904
Total stockholders' equity	24,461	9,527	214,999	243,725	285,003

Other Financial Data:
Gross spread on marine petroleum products (3)	24,997	40,804	62,020	89,671	160,963
Gross spread on lubricants(3)	374	264	455	536	1,298
Gross spread on marine fuel(3)	24,623	40,540	61,565	89,135	159,665
Gross spread per metric ton of marine fuel sold (U.S. dollars) (3)	21.1	23.2	26.0	25.9	30.7
Net cash provided by (used in) operating activities	17,333	1,475	17,064	(128,128)	136,737
Net cash used in investing activities	29,360	34,973	55,190	124,692	135,667
Net cash provided by financing activities	13,435	37,820	112,949	172,362	43,890

Operating Data:
Sales volume of marine fuel (metric tons) (4)	1,169,430	1,746,377	2,367,289	3,437,269	5,200,256
Number of markets served, end of period (5)	3.0	4.0	5.0	6.0	11.0
Number of operating bunkering vessels, end of period (6)	9.0	10.0	12.0	17.0	30.0
Average number of operating bunkering vessels (6)(7)	6.8	9.0	11.1	13.5	22.7
Specialty tankers, end of period		-	-	-	1
Special purpose vessels, end of period (8)		-	-	-	1
Floating storage facilities, end of period (9)	-	-	2	2	4

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

(3)
Gross spread on marine petroleum products represents the margin that we generate on sales of marine fuel and lubricants.  Gross spread on marine fuel represents the margin that we generate on sales of various classifications of marine fuel oil, or MFO, or marine gas oil, or MGO. Gross spread on lubricants represents the margin that we generate on sales of lubricants.  We calculate the gross spreads by subtracting from the sales of the respective marine petroleum product the cost of the marine petroleum product sold and cargo transportation costs.  For arrangements in which we physically supply marine petroleum products using our bunkering tankers, costs of marine petroleum products sold represents amounts paid by us for marine petroleum products sold in the relevant reporting period. For arrangements in which marine petroleum products are purchased from our related company, Aegean Oil S.A., or Aegean Oil, cost of marine petroleum products sold represents the total amount paid by us to the physical supplier for marine petroleum products and their delivery to our customers.  For arrangements in which we purchase cargos for our floating storage facilities, cargo transportation costs are either included in the purchase price of marine fuels that we paid to the supplier or paid separately by us to a third-party transportation provider.

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
	For the Year Ended December 31,
	2004	2005	2006	2007	2008
	(in thousands of U.S. dollars, unless otherwise stated)

Sales of marine petroleum products	247,436	505,605	790,657	1,345,849	2,768,067
Less: Cost of marine petroleum products sold	222,439	464,801	728,637	1,251,712	2,594,443
Less: Cargo transportation costs	-	-	-	4,466	12,661
Gross spread on marine petroleum products	24,997	40,804	62,020	89,671	160,963
Less: Gross spread on lubricants	374	264	455	536	1,298
Gross spread on marine fuel	24,623	40,540	61,565	89,135	159,665

Sales volume of marine fuel (metric tons)	1,169,430	1,746,377	2,367,289	3,437,269	5,200,256

Gross spread per metric ton of marine fuel sold (U.S. dollars)	21.1	23.2	26.0	25.9	30.7

The following table reconciles our gross spread on marine petroleum products sold to the most directly comparable GAAP measure, operating income, for all periods presented:

	For the Year Ended December 31,
	2004	2005	2006	2007	2008
	(in thousands of U.S. dollars)

Gross spread on marine petroleum products	24,997	40,804	62,020	89,671	160,963
Add: Voyage revenues	14,983	10,450	11,639	5,758	1,379
Add: Other revenues	593	1,275	1,516	1,266	8,526
Add: Gain on sale of vessel	-	-	-	2,693	-
Add: Cargo transportation costs	-	-	-	4,466	12,661
Less: Salaries, wages and related costs	(5,052)	(8,958)	(12,871)	(24,363)	(41,666)
Less: Vessel hire charges	(2,436)	(518)	-	-	-
Less: Depreciation	(1,546)	(2,226)	(4,240)	(6,373)	(12,604)
Less: Amortization	(386)	(636)	(1,684)	(3,224)	(3,953)
Less: Management fees	(183)	(182)	(223)	(54)	-
Less: Other operating expenses	(12,348)	(16,629)	(25,697)	(39,042)	(73,157)
Operating income	18,622	23,380	30,460	30,798	52,149

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

Gross spread on marine petroleum products (including gross spread on marine fuel and gross spread on lubricants) and gross spread per metric ton of marine fuel sold should not be considered as alternatives to operating income, net income or other GAAP measures and may not be comparable to similarly titled measures of other companies. Gross spread on marine petroleum products and gross spread per metric ton of marine fuel sold do not reflect certain direct and indirect costs of delivering marine petroleum products to our customers (such as crew salaries, vessel depreciation, storage costs, other vessel operating expenses and overhead costs) or other costs of doing business.

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

(4)
The sales volume of marine fuel is the volume of sales of MFO and MGO for the relevant period and is denominated in metric tons. We do not utilize the sales volume of lubricants as an indicator. The sales volume of marine fuel includes the volume of sales made to the United States Navy, which individually accounted for approximately 24% and 3% of our total revenues for the years ended December 31, 2004 and 2005, respectively. Sales to the United States Navy comprised less than 1% of our total revenues for the years ended December 31, 2006, 2007 and 2008.

(5)
The number of markets served includes our operations at our service centers in the United Arab Emirates, Gibraltar, Jamaica, Singapore, Northern Europe, West Africa, Vancouver, Portland (U.K.) and Greece, where we conduct operations through our related company, Aegean Oil, as well as our trading operations in Montreal and Mexico. The number of markets served is an indicator of the geographical distribution of our operations and affects both the amount of revenues and expenses that we record during a given period. We commenced physical supply operations in Singapore on June 2, 2006, in Northern Europe on October 9, 2007, in Ghana on January 15, 2008, and in Portland (U.K.) on April 1, 2008.  On July 1, 2008, we acquired ICS Petroleum, a Canadian based marketer and supplier of marine petroleum products in Vancouver, Montreal and Mexico.

(6)	Bunkering vessels includes both bunkering tankers and barges. This data does not include our special purpose vessel, Orion, a 500 dwt tanker based in our Portland (U.K.) service center.

(7)
Average number of operating bunkering vessels is the number of operating bunkering vessels in our fleet for the relevant period, as measured by the sum of the number of days each bunkering vessel was used as a part of our fleet during the period divided by the cumulative number of calendar days in the period multiplied by the number of operating bunkering vessels at the end of the period.  This figure does not take into account non-operating days due to either scheduled or unscheduled maintenance.

(8)             This figure includes our service tanker, Orion, based in our Portland (U.K.) service center.

(9)
This figure includes our two Panamax tankers, Ouranos and Fos, used as floating storage facilities in the United Arab Emirates and Ghana, respectively, our Aframax tanker, Leader, used as a floating storage facility in Gibraltar, and our tanker, Aegean XI, used as a floating storage facility in Jamaica.

The ownership of floating storage facilities allows us to mitigate risk of supply shortages. Generally, storage costs are included in the price of refined marine fuel quoted by local suppliers. We expect that the ownership of floating storage facilities will allow us to convert the variable costs of a storage fee mark-up per metric ton quoted by suppliers into fixed costs of operating our own storage facilities, thus enabling us to spread larger sales volumes over a fixed cost base and to decrease our marine petroleum products costs.

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

Risk Factors Relating to Our Business

If the contraction of the global credit markets and the resulting volatility in the financial markets continues or worsens then we may not be able to obtain sufficient funds to grow or effectively manage our growth

A principal focus of our strategy is to grow by expanding our business. Our future growth depends, in part, on our ability to obtain financing for our existing and new operations and business lines. Over the last year, global financial markets have experienced extraordinary volatility following significant contraction, deleveraging and reduced liquidity in the global credit markets.

Recently, a number of major financial institutions have experienced serious financial difficulties and, in some cases, have entered into bankruptcy proceedings or are in regulatory enforcement actions. These difficulties may adversely affect the financial institutions that may provide us with credit to support our working capital requirements and may impair their ability to continue to perform under their financing obligations to us, which could negatively impact our ability to fund current and future obligations. We cannot predict how long the current market conditions will last. However, these recent and developing economic factors may have a material adverse effect on our ability to expand our business.

Our future growth will depend on a number of additional factors, which also may be adversely affected in the current economic climate, which include our ability to:

●	increase our fleet of bunkering vessels;

●	identify suitable markets for expansion;

●	consummate vessel acquisitions;

●	integrate acquired vessels successfully with our existing operations;

●	hire, train and retain qualified personnel to manage and operate our growing business and fleet;

●	improve our operating and financial systems and controls;

●	maintain or improve our credit control procedures;

●	obtain and maintain required governmental authorizations, licenses and permits for new and existing operations;

●	provide timely service at competitive prices; and

●	attract and retain customers.

A deficiency in any of these factors may negatively impact our ability to generate cash flow, raise money or effectively manage our growth. In addition, competition from other companies could reduce our expansion or acquisition opportunities, cause us to lose business opportunities, competitive advantages or customers or cause us to pay higher or charge lower prices than we might otherwise pay or charge. Furthermore, competitive conditions in the markets that we may consider for future expansion may be more adverse to us than those in markets served by our existing service centers, and any new markets that we may service may be less profitable than our existing markets.

If further emergency governmental measures are implemented in response to the economic downturn, that could have a material adverse impact on our results of operations, financial condition and cash flows

In response to the extraordinary volatility of the global financial markets and the adverse changes in the global credit markets, governments have taken highly significant measures in response to such events, including the enactment of the Emergency Economic Stabilization Act of 2008 in the United States, and may implement other significant responses in the future. Securities and futures markets and the credit markets are subject to comprehensive statutes, regulations and other requirements. The U.S. Securities and Exchange Commission, or the SEC, other regulators, self-regulatory organizations and exchanges are authorized to take extraordinary actions in the event of market emergencies, and may effect changes in law or interpretations of existing laws. We cannot predict what, if any, such measures would be, but changes to securities, tax, environmental, or other laws or regulations, could have a material adverse effect on our results of operations, financial condition or cash flows.

An inability to obtain financing for our growth or to fund our future capital expenditures could negatively impact our results of operations and financial condition

In order to fund future vessel acquisitions, new markets and products, increased working capital levels or capital expenditures, we will be required to use cash from operations, incur borrowings or raise capital through the sale of debt or additional equity securities. Use of cash from operations for those purposes would reduce cash available for dividend distributions to you. Our ability to obtain additional bank financing or to access the capital markets for any future offerings may be significantly limited by the volatility in the global financial markets over the last year, and the adverse changes in the global credit markets. The credit markets in the United States and elsewhere have experienced significant contraction, deleveraging and reduced liquidity.  These adverse market conditions and other contingencies and uncertainties are beyond our control. Our ability to obtain additional bank financing will also depend on our financial condition, which may be adversely affected by prevailing economic conditions.

Our failure to obtain the funds for future vessel acquisitions, new markets, products or capital expenditures could impact our results of operations and financial condition. The issuance of additional equity securities would dilute your interest in our Company and reduce dividends payable to you. Even if we are successful in obtaining additional bank financing, paying debt service would limit cash available for working capital and increasing our indebtedness could have a material adverse effect on our business, results of operations, cash flows and financial condition.

Business acquisition opportunities may present increased risks and uncertainties, which if realized could result in costs that outweigh the financial benefit of such acquisitions

As part of our growth strategy, we intend to explore acquisition opportunities of marine fuel supply and complementary businesses. This expansion could expose us to additional business and operating risks and uncertainties, including:

●	the ability to effectively integrate and manage acquired businesses;

●	the ability to realize our investment in the acquired businesses;

●	the diversion of management's time and attention from other business concerns;

●	the risk of entering markets in which we may have no or limited direct prior experience;

●	the potential loss of key employees of the acquired businesses;

●	the risk that an acquisition could reduce our future earnings; and

●	exposure to unknown liabilities.

Although our management will endeavor to evaluate the risks inherent in any particular transaction, we cannot assure you that we will properly ascertain all such risks. In the current economic and regulatory climate, it may be especially difficult to assess the risks involved in a particular transaction, because we cannot predict what course of action governments and regulatory agencies will take in response to market volatility and the contracted credit markets.

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

Due to the lack of diversification in our lines of business, adverse developments in the marine fuel supply business would negatively impact our results of operations and financial condition

We rely primarily on the revenues generated from our business of physical supply and marketing of refined marine fuel and lubricants to end customers. Due to the lack of diversification in our lines of business, an adverse development in our marine fuel supply business would have a significant impact on our business, financial condition and results of operations.

Because of the limited supply of secondhand double hull bunkering tankers, we may not be able to acquire secondhand double hull bunkering tankers on economically acceptable terms which could impede our growth and negatively impact our results of operations and  financial condition

Our ability to grow is in part dependent on our ability to expand our fleet through acquisitions of suitable secondhand double hull bunkering tankers. We believe that the availability of secondhand double hull bunkering tankers in the open market is limited. We may not be able to locate suitable secondhand tankers or negotiate acceptable purchase contracts with their owners or obtain financing for such acquisitions on economically acceptable terms. Our failure to locate and acquire suitable secondhand double hull bunkering tankers could limit the future growth of our business and have a material impact on our results of operations and financial condition.

If we purchase secondhand vessels we will be exposed to increased operating risks because of the quality of those vessels and the lack of builders' or sellers' warranty protection

Our fleet renewal and expansion strategy includes the acquisition of secondhand vessels as well as newbuildings.  Since December 2006, we have acquired nine secondhand bunkering vessels, including barges.  Unlike newbuildings, secondhand vessels typically do not carry warranties with respect to their condition. Our inspections of secondhand vessels would normally not provide us with as much knowledge of its condition as we would possess if the vessel had been built for us and operated by us throughout its life. Repairs and maintenance costs for secondhand vessels are difficult to predict and may be more substantial than for vessels we have operated since they were built. These costs could decrease our profits and reduce our liquidity.

Delays or defaults by the shipyards in the construction of new vessels could increase our expenses and diminish our net income and cash flows

We have entered into newbuilding contracts for the construction of double hull bunkering tankers; as of the date of this report, we have 19 vessels remaining to take delivery. These projects are subject to the risk of delay or defaults by the shipyards caused by, among other things, quality or engineering problems, work stoppages, weather interference, unanticipated cost increases, delays in receipt of necessary equipment, and inability to obtain the requisite permits or approvals. In accordance with industry practice, in the event the shipyards are unable or unwilling to deliver the tankers, we may not have effective remedies. Failure to construct or deliver the ships by the shipyards or any significant delays could increase our expenses and diminish our net income and cash flows.

International authorities and flag states may delay implementation of the phase-out of single hull vessels which may lessen the competitive advantage we hope to gain by acquiring double hull bunkering tankers

Our strategy involves capitalizing on the phase-out of single hull bunkering tankers. Under environmental protection laws and regulations, the European Union, or the EU and the International Maritime Organization, or the IMO (the United Nations agency for maritime safety), have already banned single hull vessels of 5,000 dwt and above from carrying HGO, which includes most of the grades of marine fuel, as of October 2003 and as of April 2005, respectively, and banned all single hull vessels of less than 5,000 dwt but above 600 dwt from carrying HGO in 2008. Both the EU and the IMO will also require a phase-out of all single hull vessels in 2010. The EU and the IMO, however, allow for exemptions. Under the EU regulations, for example, oil vessels operated exclusively in ports and inland navigation may be exempted from the double hull requirements provided they are duly certified under inland water legislation. Under the IMO regulations, a flag state may allow single hull vessels conforming to certain technical specifications to continue to operate until the earlier of 2015 or the 25th anniversary of the vessel's delivery. A flag state may also allow single hull vessels to carry HGO if the vessels are either engaged in voyages exclusively within its jurisdiction or jurisdiction of another party upon such party's agreement.

Our future success will depend, in part, on the timely and comprehensive implementation of the phase-out of single hull vessels. Any delay or limitation in application of the environmental protection laws and regulations could limit our anticipated growth or other anticipated benefits because our strategy involves employing and acquiring secondhand double hull bunkering tankers.

If we are unable to comply with existing or modified environmental laws and regulations in the United Kingdom relating to our fuel storage facilities, we would be exposed to significant compliance costs and liabilities

Our operations involving the storage of fuel in the United Kingdom are subject to stringent laws and regulations governing the discharge of materials into the environment, otherwise relating to protection of the environment, operational safety and related matters. Compliance with these laws and regulations increases our overall cost of business in the United Kingdom, including our capital costs to maintain and upgrade equipment and facilities, or claims for damages to property or persons resulting from our operations. Failure to comply with these laws and regulations may result in the assessment of administrative, civil, and criminal penalties, the imposition of investigatory and remedial liabilities, and the issuance of injunctions that may restrict or prohibit our United Kingdom operations or even claims of damages to property or persons resulting from our United Kingdom operations. The laws and regulations applicable to our United Kingdom operations are subject to change, and we cannot provide any assurance that compliance with current and future laws and regulations will not have a material effect on our results of operations or earnings. A discharge of hazardous materials into the environment could, to the extent such event is not insured, subject us to substantial expense, including both the cost to comply with applicable laws and regulations and liability to private parties for personal injury or property damage.

We have a limited history of marketing marine lubricants or operating specialty tankers and we may not be able to enter, or effectively manage our entry into these new lines of business, which could negatively impact our results of operations and  financial condition

We market our own brand of marine lubricants and recently commenced the operation of a fleet of product tankers with roll-on roll-off facilities and refueling capabilities for fuel trucks designed to distribute gasoline and other refined petroleum products to island economies, which we refer to as specialty tankers. The marketing of marine lubricants and the acquisition and management of specialty tankers impose additional responsibilities on our management and staff. We have limited experience marketing marine lubricants and no experience in distributing refined petroleum products to island economies nor do we have any history of operating or competing in these lines of business over significant periods. As we have a limited history of marketing marine lubricants and operating specialty tankers, it is difficult to predict our management needs. Accordingly, we may be required to increase the number of our employees. We will also have to market our products and services in new locations and to an expanded customer base. We may not be successful in executing our growth plans and may incur significant expenses and losses in connection with our future line of business which could negatively impact our results of operations and financial condition.

Most of our customers are not obligated to continue to employ us and if some of our key customers reduce or terminate their purchases our results of operations would decrease

Generally, we have not derived a significant amount of revenue from written volume commitments from our key customers or any other understandings with our key customers that relate to future purchases. Purchases by our key customers could be reduced or terminated at any time. A substantial reduction or a termination of purchases by any of our key customers could decrease our results of operations.

We extend trade credit to most of our customers and our financial position and results of operations may diminish if we are unable to collect accounts receivable

We extend trade credit to most of our customers. Our success in attracting business has been due, in part, to our willingness to extend trade credit on an unsecured basis to our customers. As of December 31, 2008, 29 of our customers had outstanding balances with us of at least $1.0 million under the lines of credit that we have extended to them. Our credit procedures and policies do not fully eliminate customer credit risk. The recent adverse changes in world credit markets may cause these numbers to increase if our customers cannot borrow money and are illiquid. We may not be able to collect on the outstanding balances of our customers if any of our customers enter bankruptcy proceedings. Losses due to nonpayment by our customers, if significant, would diminish our financial position and results of operations.

We depend on a limited number of suppliers, which makes us susceptible to supply shortages or price fluctuations that could diminish our operating results

We currently purchase refined marine petroleum products from a limited number of suppliers. If our relationship with any of our key suppliers terminates or if any of our key suppliers suffers a disruption in production, we may not be able to obtain a sufficient quantity of refined marine fuel and lubricants on acceptable terms and without interruption in our business.  We may experience difficulties and delays in obtaining marine fuel from alternative sources of supply. Any interruption or delay in the supply of marine fuel, or the inability to obtain fuel from alternate sources at acceptable prices and within a reasonable amount of time, would impair our ability to meet scheduled deliveries to our customers and could cause customers to cancel orders, which would weaken our financial condition and reduce our results of operations.

The refined marine fuel that we purchase from our suppliers may fail to meet the specifications that we have agreed to supply to our customers and, as a result, we could lose business from those customers and be subject to claims or other liabilities

If the refined marine fuel that we purchase from our suppliers fails to meet the specifications we have agreed to supply to our customers, we could lose our customers and be subject to claims or other liabilities. Although we carry insurance policies to protect us against most of the risks involved in the conduct of our business and in most cases we have recourse against our suppliers for marine fuel which fails to meet agreed specifications, our insurance coverage may not be adequate and such recourse cannot be assured.  The loss of customers and increased liabilities would reduce our earnings and could have a material adverse effect on our business, weaken our financial condition and reduce our results of operations.

If Aegean Oil or other third-party physical suppliers fail to provide services to us and our customers as agreed we would be subject to customer claims, which could negatively affect our business and results of operations

We have contracted with Aegean Oil to employ our specialty tanker, Maistros, and to provide various services to our customers in Greece, including fueling of vessels in port and at sea. Aegean Oil is a related company owned and controlled by members of Mr. Melisanidis' family. Mr. Melisanidis, our founder and Head of Corporate Development, may also be deemed a control person of Aegean Oil and other affiliated entities for United States securities law purposes, but Mr. Melisanidis disclaims such control. In connection with our limited marine fuel trading activities, from time to time we contract with other third-party physical suppliers to deliver marine fuel to our customers in markets where we do not have service centers. The failure of Aegean Oil or any other third-party physical supplier to perform these services in accordance with the terms we have agreed with them and our customers could affect our relationships with our customers and subject us to claims and other liabilities which could harm our business or negatively affect our financial results. If Aegean Oil or any of the other third-party physical suppliers fails to perform its obligations to us, you will not have any recourse directly against Aegean Oil or the other third-party physical suppliers.

Agreements between us, Aegean Oil and other affiliated entities may be more favorable or less favorable than agreements that we could obtain from unaffiliated third parties

The marine fuel service supply agreement, the contract of affreightment and other agreements we have with Aegean Oil, our largest supplier of marine petroleum products, as well as other agreements we have with affiliated entities have been made in the context of an affiliated relationship. Aegean Oil and other affiliated entities are owned and controlled by members of Mr. Melisanidis' family. Mr. Melisanidis has also been involved historically with our related companies and had a leadership role with respect to the promotion of their products and services. Because immediately prior to the completion of our initial public offering we were majority-owned by Leveret International Inc., or Leveret, a company controlled by Mr. Melisanidis, the negotiation of the marine fuel service supply agreement and our other contractual arrangements may have resulted in prices and other terms that are more favorable or less favorable to us than terms we might have obtained in arm's-length negotiations with unaffiliated third parties for similar services. Moreover, Aegean Oil and other affiliated entities remain our related companies, and we remain subject to similar risks in future business dealings with these parties.

If we increase our marine fuel inventory we will be more vulnerable to price fluctuations, which may result in the reduced value of our inventory and cause us to suffer financial loss

Due to the nature of our business, we may increase the volume of our marine fuel inventories. Depending upon the price and price movement of refined marine fuel, our marine fuel inventories may subject us to a risk of financial loss. Pricing terms with our suppliers and customers and hedges by way of oil futures or other instruments, should we enter into them, may not adequately protect us in the event of a substantial downward movement in the price of marine fuel.

Our business and our customers' businesses are vulnerable to currency exchange fluctuations, which could negatively affect our results of operations and cash flows and reduce our profitability

Generally, in all our service centers, we invoice our customers for the sale and delivery of marine petroleum products in U.S. dollars. Many of our customers are foreign customers and may be required to obtain U.S. dollars to pay for our products and services. A rapid depreciation or devaluation in a currency affecting our customers could have an adverse effect on our customers' operations and their ability to convert local currency to U.S. dollars to make required payments to us. This would in turn result in credit losses for us, which would reduce our results of operations and cash flows.

We generate almost all of our revenues and incur the majority of our expenses in U.S. dollars. In the year ended December 31, 2008, we incurred not more than 2% of our operating expenses and general and administrative expenses in currencies other than the U.S. dollar—primarily the Euro, the British Pound, the UAE dirham, the Gibraltar pound, the Jamaican dollar and the Singapore dollar. Changes in the rates of exchange between these currencies and the U.S. dollar would lead to deviations from our budgeted operating expenses, which would affect our financial results. When translated into U.S. dollars, expenses incurred in currencies other than the U.S. dollar increase when the value of the U.S. dollar falls, which reduces our profitability.

We rely on the expertise of our senior management and our inability to retain key personnel could interrupt our business and limit our growth

Our success depends to a significant degree upon the abilities and efforts of our management team and our ability to hire and retain key members of our management team. The loss of any of these individuals could adversely affect our business prospects and financial condition. Difficulty in hiring and retaining key personnel could negatively impact our results of operations and financial condition. We do not intend to maintain "key man" life insurance on any of our officers or our board members, including Peter C. Georgiopoulos, the Chairman of our board of directors, and Mr. Melisanidis, our founder and Head of Corporate Development. We believe that Mr. Georgiopoulos is an important member of our board of directors and Mr. Melisanidis is an important member of our management team and that the loss of the services or involvement in our business on the part of either or both of them would have a material adverse effect on our Company. We have entered into employment agreements with Mr. Melisanidis, E. Nikolas Tavlarios, our President and Spyros Gianniotis, our Chief Financial Officer.

As we expand our fleet, we may not be able to recruit suitable employees and crew for our tankers, which may limit our growth and cause our financial performance to suffer

As we expand our fleet, we will need to recruit suitable crew, shoreside, administrative and management personnel. We may not be able to continue to hire suitable employees as we expand our fleet of tankers. If we are unable to recruit suitable employees and crews, we may not be able to provide our services to customers, our growth may be limited and our financial performance may suffer.

A portion of our employees are covered by national collective bargaining agreements, which set minimum standards for employment, and any industrial action or other labor unrest could disrupt our business

A portion of our employees from Greece and from the Philippines are covered by national collective bargaining agreements which set minimum standards for employment. Industrial action or other labor unrest, such as the dockworkers strike in Piraeus, Greece that affected port operations in 2007, could disrupt our business. If not resolved in a timely and cost-effective manner, such industrial action or other labor unrest could prevent or hinder our operations from being carried out normally and could disrupt our business and reduce our results of operations and cash flows.

We are a holding company, and we depend primarily on the ability of our operating subsidiaries to distribute funds to us in order to satisfy our financial and other obligations and to make dividend payments

We are a holding company, and we have no significant assets other than the equity interests in our subsidiaries. As a result, our ability to satisfy our financial and other obligations and to pay dividends depends primarily on the performance of our operating subsidiaries and their ability to distribute funds to us. If we are unable to obtain funds from our operating subsidiaries, we will not be able to pay dividends unless we obtain funds from other sources. We may not be able to obtain the necessary funds from other sources on terms acceptable to us.

Restrictive covenants in our senior secured credit facility impose financial and other restrictions that limit our corporate activities, which could negatively affect our growth and cause our financial performance to suffer

In February 2009, we entered into a senior secured credit facility with an international commercial bank, which we call our senior secured credit facility. Our senior secured credit facility contains covenants that impose operating and financing restrictions on us. Such restrictions affect, and in many respects limit or prohibit, among other things, our ability to pay dividends, incur additional indebtedness, create liens, sell assets, or engage in mergers or acquisitions. These restrictions could limit our ability to plan for or react to market conditions or meet extraordinary capital needs or otherwise restrict corporate activities. These restrictions could adversely affect our ability to finance our future operations or capital needs or to engage in other business activities which will be in our interest.

We may not achieve sufficient earnings to pay dividends to our shareholders

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

U.S. investors in our Company could suffer adverse tax consequences if we are characterized as a passive foreign investment company

If, for any taxable year, our passive income or our assets that produce or are held for production of passive income exceed levels provided by law, we may be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. This characterization could result in adverse U.S. tax consequences to our U.S. shareholders. If we are classified as a PFIC, a U.S. Holder of our common shares could be subject to increased tax liability upon the sale or other disposition of our common shares or upon the receipt of amounts treated as "excess distributions." Under these rules, the excess distribution and any gain upon a sale would be allocated ratably over the U.S. Holder's holding period for the common shares, and the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which we were a PFIC would be taxed as ordinary income in the current taxable year. The amounts allocated to each of the other taxable years would be subject to tax at the highest marginal rates on ordinary income in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed tax deferral benefit would be imposed on the resulting tax liability as if such tax liability had been due with respect to each such other taxable year. The tax liability with respect to the amount allocated to years prior to the year of the disposition or distribution cannot be offset by any net operating losses. In addition, holders of shares in a PFIC may not receive a "step-up" in basis on shares acquired from a decedent. U.S. Holders should consult with their own U.S. tax advisors with respect to the U.S. tax consequences of investing in our common shares as well as the specific application of the "excess distribution" and other rules discussed in this paragraph. For a discussion of how we might be characterized as a PFIC and related tax consequences, please see Taxation — "United States Federal Income Taxation of U.S. Holders—Passive Foreign Investment Company."

We may not be exempt from Liberian taxation which would materially reduce our net income and cash flow

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

If we become subject to tax in the jurisdictions in which we operate, our net income and cash flow would decrease

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

Our insurance policies may not be adequate to cover our losses and because we obtain some of our insurance policies through protection and indemnity associations, we may be subject to calls in amounts based not only on our own claim records, but also the claim records of other members of the protection and indemnity associations which could expose us to additional expenses

We carry insurance policies to protect us against most of the accident-related risks involved in the conduct of our business, including marine hull and machinery insurance, protection and indemnity insurance, which includes pollution risks, crew insurance, and war risk insurance. We may not be adequately insured to cover losses from our operational risks. Additionally, our insurers may refuse to pay particular claims and our insurance policies may be voidable by the insurers if we take, or fail to take, certain action, such as failing to maintain certification of our vessels with applicable maritime regulatory organizations. Any significant uninsured or under-insured loss or liability could have a material adverse effect on our business, results of operations, cash flows and financial condition. In addition, we may not be able to obtain adequate insurance coverage at reasonable rates in the future during adverse insurance market conditions.

As a result of the September 11, 2001 attacks, the United States response to the attacks and related concerns regarding terrorism, insurers have increased premiums and reduced or restricted coverage for losses caused by terrorist acts generally. Accordingly, premiums payable for terrorist coverage have increased substantially and the level of terrorist coverage has been significantly reduced.

We may also be subject to calls or premiums in amounts based not only on our claim records but also the claim records of other members of the protection and indemnity associations through which we receive insurance coverage for tort liability, including pollution-related liability. Our payment of these calls could result in significant expense to us, which could have a material adverse effect on our results of operations, cash flows and financial condition. Moreover, the protection and indemnity associations and other insurance providers reserve the right to make changes in insurance coverage with little or no advance notice.

Maritime claimants could arrest our vessels, which could disrupt our cash flow

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

Terrorist attacks, piracy, and international hostilities have previously affected the shipping industry, and any future attacks could negatively impact our results of operations and financial condition

Terrorist attacks, such as the attack on the MT Limburg in October 2002, could adversely affect our operations. We conduct our marine fuel supply operations outside of the United States, and our business, results of operations, cash flows and financial condition could suffer by changing economic, political and government conditions in the countries and regions where our vessels are employed or registered. Moreover, we operate in a sector of the economy that is likely to be adversely impacted by the effects of political instability, terrorist or other attacks, war, piracy, or international hostilities.

Our principal shareholders control our Company and may not act in the best interests of our other shareholders

Our principal shareholders, Leveret, a company controlled by Mr. Melisanidis, and Peter C. Georgiopoulos, the Chairman of our board of directors, currently own 35.1% and 9.9% of our outstanding common shares, respectively.  On July 19, 2006, Leveret and AMPNInvest LLC, or AMPNInvest, a Marshall Islands limited liability company that has been succeeded by Messrs. Georgiopoulos and John Tavlarios, entered into a Framework Agreement, as amended, which affects our management and governance. We refer you to the discussion in the section of this report entitled "Directors, Senior Management and Employees—Framework Agreement" for a description of the Framework Agreement. Pursuant to the Framework Agreement, Leveret and AMPNInvest agreed to identify, mutually agree on and elect seven members to serve on our board of directors effective upon the closing of our initial public offering, which took place on December 13, 2006. The Framework Agreement also provides that Leveret and Messrs. Georgiopoulos and Tavlarios, as successors to AMPNInvest, will vote in favor of our board of directors, including the independent directors and the nominees of our board, and in accordance with our board's recommendations on all matters proposed for a vote or consent of our shareholders for the duration of the Framework Agreement. The Framework Agreement expires on December 13, 2011, the fifth anniversary of the completion of our initial public offering, unless terminated earlier pursuant to its provisions. Accordingly both Mr. Melisanidis, through Leveret, and Messrs. Georgiopoulos and Tavlarios may be deemed to control our Company. Leveret and Messrs. Georgiopoulos and Tavlarios may serve their own interests, which may not be aligned with the interests of other shareholders when voting in favor of our board of directors, including its nominees, or in accordance with our board's recommendations on all matters proposed for a vote or consent of our shareholders.

Neither our Company nor our shareholders will be able to enforce the Framework Agreement

The Framework Agreement between AMPNInvest and Leveret does not name any third-party beneficiaries. Leveret and Messrs. Georgiopoulos and John Tavlarios, as successors to AMPNInvest, are free to mutually terminate the Framework Agreement at any time. Upon termination, Leveret and Messrs. Georgiopoulos and Tavlarios will be free to vote for nominees not approved by our board of directors and on matters proposed for a vote or consent of the shareholders in a manner not recommended by our board. Alternatively, if either party breaches the Framework Agreement, our Company and its shareholders will not be able to enforce the Framework Agreement. We refer you to the discussion in the section of this report entitled "Directors, Senior Management and Employees—Framework Agreement" for a description of the Framework Agreement. In addition, Leveret and Messrs. Georgiopoulos and Tavlarios who together own 47.7% of our outstanding common shares are obligated to vote in favor of our board of directors, including its nominees, and in accordance with our board's recommendations on all matters proposed for a vote or consent of our shareholders even if a majority of the other shareholders vote otherwise.

Mr. Melisanidis, through Leveret, may continue to be able to exercise effective control over our Company and may have conflicts of interest with our other shareholders

Leveret, a company controlled by Mr. Melisanidis, owns 35.1% of our outstanding common shares. For so long as Leveret is controlled by Mr. Melisanidis and owns a significant percentage of our outstanding common shares, Mr. Melisanidis may be able to exercise effective control over us and will be able to strongly influence the outcome of shareholder votes on other matters, including the adoption or amendment of provisions in our articles of incorporation or bylaws and approval of possible mergers, amalgamations, control transactions and other significant corporate transactions. This concentration of ownership may have the effect of delaying, deferring or preventing a change in control, merger, amalgamations, consolidation, takeover or other business combination. This concentration of ownership could also discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, which could in turn have an adverse effect on the market price of our common shares.

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

Some of our directors are affiliated with other companies, which could result in conflicts of interest that may not be resolved in our favor

Some of our directors also serve as directors of other public companies and are employees or have investments in companies in industries related to ours. In particular, Mr. Georgiopoulos, the Chairman of our board of directors, is Chairman of the board of directors of General Maritime Corporation, or General Maritime, and Genco Shipping & Trading Limited. Also, John Tavlarios and George Konomos, who serve as our directors, are also  directors of General Maritime. Mr. Tavlarios is also an executive officer of General Maritime. As such, General Maritime may be deemed one of our affiliates for United States securities laws purposes. To the extent that the other entities with which our directors may be affiliated compete with us for business opportunities, prospects or financial resources, or participate in ventures in which we may participate, our directors may face actual or apparent conflicts of interest in connection with decisions that could have different implications for us and the other companies. These decisions may relate to corporate opportunities, corporate strategies, potential acquisitions of businesses, intercompany agreements, competition, the issuance or disposition of securities, the election of new or additional directors and other matters. Such potential conflicts may delay or limit the opportunities available to us, and it is possible that conflicts may be resolved in a manner adverse to us.

Our status as a foreign private issuer exempts us from certain of the corporate governance standards of the New York Stock Exchange, limiting the protections afforded to investors

We are a "foreign private issuer" within the meaning of the New York Stock Exchange corporate governance standards. Under the New York Stock Exchange rules, a foreign private issuer may elect to comply with the practice of its home country and not to comply with certain New York Stock Exchange corporate governance requirements, including the requirements that:

●	a majority of the board of directors consists of independent directors;

●
both a nominating and corporate governance and a compensation committee be established and composed entirely of independent directors and each committee has a written charter addressing its purpose and responsibilities;

●	an annual performance evaluation of the nominating and corporate governance and compensation committees be undertaken;

●	non-management directors meet in regular executive sessions without members of management in attendance;

●	a company has corporate governance guidelines or a code of ethics; and

●	an audit committee consists of a minimum of three independent directors.

We voluntarily comply with most of the New York Stock Exchange rules. However, investors will not have the same protections afforded to shareholders of companies that are subject to all New York Stock Exchange corporate governance requirements.

Anti-takeover provisions in our organizational documents could have the effect of discouraging, delaying or preventing a merger, amalgamation or acquisition, which could reduce the market price of our common shares

Several provisions of our articles of incorporation and our bylaws could make it difficult for our shareholders to change the composition of our board of directors in any one year, preventing them from changing the composition of management. In addition, the same provisions may discourage, delay or prevent a merger or acquisition that shareholders may consider favorable.

These provisions include:

●	authorizing our board of directors to issue "blank check" preferred stock without shareholder approval;

●	providing for a classified board of directors with staggered, three-year terms;

●	prohibiting cumulative voting in the election of directors;

●	authorizing the removal of directors only for cause and only upon the affirmative vote of the holders of at least 70% of the outstanding shares of our capital stock entitled to vote for the directors;

●	prohibiting shareholder action by written consent unless the written consent is signed by all shareholders entitled to vote on the action;

●	limiting the persons who may call special meetings of shareholders; and

●	establishing advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted on by shareholders at shareholder meetings.

In addition, we may implement a shareholder rights plan that will make it more difficult for a third party to acquire us without the support of our board of directors and principal shareholders. These anti-takeover provisions could substantially impede the ability of public shareholders to benefit from a change in control and, as a result, may reduce the market price of our common stock and your ability to realize any potential change of control premium.

We are incorporated in the Marshall Islands, which does not have a well-developed body of corporate law and shareholders may have difficulty protecting their interests

Our corporate affairs are governed by our articles of incorporation and bylaws and by the Marshall Islands Business Corporations Act, or the BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the law of the Republic of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in the United States. The rights of shareholders of companies incorporated in the Marshall Islands may differ from the rights of shareholders of companies incorporated in the United States. The BCA provides that it is to be interpreted according to the laws of the State of Delaware and other states with substantially similar legislative provisions. However, there have been few, if any, court cases interpreting the BCA in the Marshall Islands and we cannot predict whether Marshall Islands courts would reach the same conclusions as United States courts. Thus, you may have more difficulty protecting your interests in the face of actions by the management, directors or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction which has developed a relatively more substantial body of case law.

Risk Factors Relating to Our Industry

Adverse economic conditions in the shipping industry may reduce the demand for our products and services and negatively affect our results of operations and financial condition

Our business is focused on the physical supply and marketing of refined marine fuel and marine lubricants to the shipping industry. The shipping industry has been materially adversely affected by current economic conditions, with recent charterhire rates reaching all time lows in certain sectors. Adverse economic conditions in the shipping industry may have an adverse effect on our customers, which may reduce the demand for our products and services and negatively affect our results of operations and financial condition.

In addition, any political instability, terrorist activity, piracy activity or military action that disrupts shipping operations will adversely affect our customers. Any adverse conditions in the shipping industry may reduce the demand for our products and services and negatively affect our results of operations and financial condition.

Material disruptions in the availability or supply of oil may reduce the supply of our products and have a material impact on our operating results, revenues and costs

The success of our business depends on our ability to purchase, sell and deliver marine petroleum products to our customers. Material disruptions in the availability or supply of oil may have an adverse effect on our suppliers. In addition, any political instability, natural disasters, terrorist activity, piracy, military action or other similar conditions may disrupt the availability or supply of oil and consequently decrease the supply of refined marine fuel. Decreased availability or supply of marine fuel may reduce our operating results, revenues and results of operations.

Changes in the market price of petroleum may increase our credit losses, reduce our liquidity and decrease our profitability

The recent decline in the price of oil and gas may negatively affect our business. A rapid decline in fuel prices could decrease our profitability because if we were to purchase inventory when fuel prices are high without having a corresponding sales contract in place, we may not be able to resell it at a profit. Conversely, increases in fuel prices can adversely affect our customers' businesses, and consequently increase our credit losses. Increases in fuel prices could also affect the credit limits extended to us by our suppliers and our working capital requirements, potentially affecting our liquidity and profitability. In addition, increases in oil prices will make it more difficult for our customers to operate and could reduce demand for our services.

In the highly competitive marine fuel supply industry, we may not be able to successfully compete for customers with new entrants or established companies with greater resources, which would negatively affect our financial condition and our ability to expand our business

We are subject to aggressive competition in all aspects of our business. Our competitors are numerous, ranging from large multinational corporations, which have significantly greater capital resources than us, to relatively small and specialized firms. In addition to competing with fuel resellers, such as World Fuel Services Corporation and Chemoil Corporation, we also compete with the major oil producers that market fuel directly to large commercial shipping companies. We may not be able to successfully compete for customers because of increased competition from the major oil producers, or our suppliers who may choose to market directly to large as well as smaller shipping companies, or to provide less advantageous price and credit terms to us. Also, due in part to the highly fragmented market, competitors with greater resources could enter the marine fuel supply industry and operate larger fleets of bunkering tankers through consolidations or acquisitions and may be able to offer better terms than we are able to offer to our customers.

Our operations are subject to extensive environmental laws and regulations, the violation of which could result in liabilities, fines or penalties and changes of which may require increased capital expenditures and other costs necessary to operate and maintain our vessels

We are subject to various environmental laws and regulations dealing with the handling of fuel and fuel products. We currently store fuel inventories on our bunkering tankers and storage facilities and we may, in the future, maintain fuel inventories at several other locations in fixed or floating storage facilities. Our operations involve the risks of fuel spillage or seepage, environmental damage, and hazardous waste disposal, among other things. If we are involved in a spill or other accident involving hazardous substances, if there are releases of fuel and fuel products we own, or if we are found to be in violation of environmental laws or regulations, we could be subject to liabilities that could have a materially adverse effect on our business and operating results. We are also subject to possible claims by customers, employees and others who may be injured by a fuel spill, exposure to fuel, or other accidents. If we should fail to comply with applicable environmental regulations, we could be subject to substantial fines or penalties and to civil or criminal liability.

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

A failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations. Some environmental laws often impose strict liability for remediation of spills and releases of oil and hazardous substances, which could subject us to liability without regard to whether we were negligent or at fault. An oil spill could result in significant liability, including fines, penalties, criminal liability and remediation costs for natural resource damages as well as third-party damages. We are required to satisfy insurance and financial responsibility requirements for potential oil (including marine fuel) spills and other pollution incidents. Our insurance policies covering certain environmental risks may not be sufficient to cover all such risks and any claim may have a material adverse effect on our business, results of operations, cash flows and financial condition.

Compliance with applicable laws, regulations and standards, may require us to make additional capital expenditures for the installation of costly equipment or operational changes and may affect the resale value or useful lives of our vessels. In order to satisfy these requirements, we may, from time to time, be required to take our vessels out of service for extended periods of time, with corresponding losses of revenues. We may also incur additional costs in order to comply with other existing and future regulatory obligations, including costs relating to air emissions, maintenance and inspection, elimination of tin-based paint, development and implementation of emergency procedures and insurance coverage or other financial assurance of our ability to address pollution incidents. These costs could reduce our results of operations and cash flows and weaken our financial condition. Also, in the future, market conditions may not justify these expenditures or enable us to operate some or all of our vessels profitably during the remainder of their economic lives.

Our vessel operations have inherent risks that could negatively impact our results of operations and financial condition

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

If our vessels suffer damage, they may need to be repaired. The costs of vessel repairs are unpredictable and can be substantial. We may have to pay repair costs that our insurance policies do not cover. The loss of earnings while these vessels are being repaired, as well as the actual cost of these repairs, would decrease our results of operations. If one of our vessels were involved in an accident with the potential risk of environmental contamination, the resulting media coverage could have a material adverse effect on our business, our results of operations and cash flows and weaken our financial condition.

Our share price may continue to be highly volatile, which could lead to a further loss of all or part of an investor's investment

Over the last year, the stock market has experienced extreme price and volume fluctuations. This volatility has often been unrelated to the operating performance of particular companies. The market price of our common shares fluctuated substantially during 2008, with a high of $40.69 and a low of $7.93. If the volatility in the market continues or worsens, it could have a further adverse affect on the market price of our common shares, regardless of our operating performance.

The market price of our common is due to a variety of factors, including:

●	fluctuations in interest rates;

●	fluctuations in the availability or the price of oil;

●	fluctuations in foreign currency exchange rates;

●	announcements by us or our competitors;

●	changes in our relationships with customers or suppliers;

●	changes in governmental regulation of the fuel industry;

●	changes in United States or foreign tax laws;

●	actual or anticipated fluctuations in our operating results from period to period;

●	changes in financial estimates or recommendations by securities analysts;

●	changes in accounting principles;

●	a general or industry-specific decline in the demand for, and price of, shares of our common stock resulting from capital market conditions independent of our operating performance;

●	the loss of any of our key management personnel; and

●	our failure to successfully implement our business plan.

Future sales of our common shares could cause the market price of our common shares to decline

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

B.           Business Overview

We are an independent physical supplier and marketer of refined marine fuel and lubricants.  We procure marine fuel from refineries, major oil producers, and resell to a diversified customer base, representing all segments of the shipping industry, including tankers, container ships, drybulk carriers, cruise ships, reefers, LNG/LPG, car carriers, ferries, and marine fuel traders and brokers.  We serve the following markets: Greece, Gibraltar, the United Arab Emirates, Jamaica, Singapore, Northern Europe, Portland (U.K.), West Africa, Vancouver, Montreal and Mexico. We are one of the largest owners and operators of bunkering vessels.  As of March 31, 2009, we own a fleet of 33 bunkering vessels, 28 of which are double-hull.

We provide our customers with a service that requires sophisticated logistical operations designed to meet their strict fuel quality and delivery scheduling needs. We believe that our extensive experience, management systems and proprietary software systems allow us to meet our customers' specific requirements when they purchase and take delivery of marine fuels and lubricants around the world; this together with the capital intensive nature of our industry, and the limited available shipyard capacity for new vessel construction represent a significant barrier to the entry of competitors. We have devoted our efforts to building a global brand, and believe that our customers recognize our brand as representing high quality service and products at each of our locations around the world.  We manage our technical ship operations in-house, which helps us maintain high levels of customer service.

We intend to continue expanding our business and marine fuel delivery capabilities. In January 2008 and April 2008, we commenced operations in West Africa and in the United Kingdom, respectively.  In July 2008, we acquired Canada-based marketer and physical supplier, ICS Petroleum, with operations in Vancouver, Montreal, and Mexico.  We expect to commence operations in Tangiers, Morocco and Trinidad and Tobago in the second quarter of 2009.

As we increase our global presence, we plan to expand our fleet by at least 19 new double hull bunkering tankers, for which we have firm orders, during the next two years, and may purchase additional secondhand vessels in the future.

In addition to expanding our bunkering tanker fleet, we have taken delivery of two new double hull petroleum products tankers with roll-on roll-off facilities and refueling capabilities for fuel trucks for the distribution of gasoline and other refined petroleum products in island economies, which we call specialty tankers. We view this business as complementary to our bunkering business, involving relatively complex customer requirements and requiring significant investment in management and software systems.

In certain markets, we have deployed floating storage facilities which enable us to maintain more efficient refueling operations, have more reliable access to a supply of bunker fuel, and deliver a higher quality service to our customers. We own two double hull Panamax tankers, Fos and Ouranos, with a cargo-carrying capacity of approximately 68,000 dwt each, which we use as floating storage facilities in Ghana and the United Arab Emirates, respectively. We also own one double hull Aframax tanker, Leader, with a cargo-carrying capacity of approximately 82,000 dwt, which we have positioned in Gibraltar for use as a floating storage facility.  In Jamaica, we use our 5,000 dwt tanker, Aegean IX, as a floating storage facility.

In addition to our bunkering operations, we market and distribute marine lubricants under the Alfa Marine Lubricants brand. Alfa Marine Lubricants are currently available in most of our markets.  We view this business as complimentary to our business of marketing and delivery marine fuel.  In February 2009, we entered into an agreement to join the Sealub Alliance Network, a group recently formed by Gulf Oil Marine Ltd. to collaborate in the marketing and distribution of marine lubricants.

Our Service Centers

Greece

We currently service our customers through our related company, Aegean Oil, in Piraeus, Patras, and other parts of Greece. Aegean Oil has a license, which we, as a non-Greek company, are not qualified to obtain, to operate as a physical supplier of refined marine petroleum products in Greece. For the year ended December 31, 2008, our sales of marine fuel in Greece amounted to approximately 695.8 thousand metric tons. We currently operate eight double hull bunkering tankers in Greece.

We purchase our fuel from Hellenic Refinery (ELPE) and Motor Oil Hellas. We compete here against seven other physical suppliers: Eko-Elda Abee., Sekavin S.A., Seka S.A., Jet Oil S.A., Eteka S.A., and Gallon Oil S.A.

In addition to Piraeus and Patras, Aegean Oil has a license to operate as a physical supplier of refined marine petroleum products in all ports in Greece, including Thessaloniki and Crete. As we expand our business, we may elect to service our customers in other Greek ports and seek a larger share of the total Greek market for supply of marine petroleum products.

We support our operations in Greece from our office in Piraeus, which we lease.

Gibraltar

We possess a license issued by the Bunkering Superintendent of the Port of Gibraltar to act as a physical supplier of marine petroleum products in Gibraltar. For the year ended December 31, 2008, our sales of marine fuel in Gibraltar amounted to approximately 1,008.9 thousand metric tons.  We currently operate four double hull bunkering tankers in Gibraltar.

We purchase our fuel in Gibraltar from a variety of different suppliers including Repsol S.A. and Lia Oil S.A. We store our fuel in our floating storage facility, the double hull Aframax tanker, Leader. We currently compete here against four other physical suppliers, CESPA (Gibraltar) Ltd., Vemaoil Company Ltd., Bominflot of Gibraltar Ltd., and Peninsula Petroleum Ltd.

We support our bunkering operations from our office in Gibraltar, which we lease.

United Arab Emirates

We possess a license issued by Sharjah Economic Development Department to act as a physical supplier of marine petroleum products in the port area of Fujairah. For the year ended December 31, 2008, our sales of marine fuel in Fujairah amounted to approximately 988.0 thousand metric tons.  We currently operate four double hull bunkering tankers in the UAE.

We purchase our fuel in Fujairah from a variety of different suppliers including FAL Energy Co. Ltd., which also engages in supply operations in the port, Vitol, and ENOC. We store our fuel in our floating storage facility, the double hull Panamax tanker, Ouranos.  We compete here against other physical suppliers, including ENOC Bunkering (Fujairah) LLC, Akron Trade and Transport, International Supply, and Oil Marketing & Trading Inc., and Chemoil.

We support our bunkering operations from two offices in Fujairah and Kohr Fakkan, which we lease.

Jamaica

We are authorized by the Port Authority of Jamaica to act as a physical supplier of marine petroleum products in Jamaica. We service our customers in the ports of Kingston and Ocho Rios, Jamaica, and may elect to service our customers in other locations in Jamaica. For the year ended December 31, 2008, our sales of marine fuel in Jamaica amounted to approximately 522.2 thousand metric tons.  We operate two double hull tankers and one single hull bunkering tanker in Jamaica.

In Jamaica, we have a long-term contract to purchase our fuel from the state refinery, Petrojam Limited, which also engages in limited supply operations within the port. We store our fuel in our floating storage facility, the single hull tanker, Aegean IX.

We support our bunkering operations from our office in Kingston, which we lease.

Singapore

We possess a license issued by the Maritime and Port Authority of Singapore to act as a physical supplier of marine petroleum products in the port of Singapore. For the year ended December 31, 2008, our sales of marine fuel in Singapore amounted to approximately 1,128.4 thousand metric tons.  We operate five double hull bunkering tankers in Singapore.

We purchase our fuel in Singapore from a variety of different suppliers including BP Singapore Pte. Ltd., Chemoil, Conoco-Phillips, Shell Singapore, Kuo Oil, and ExxonMobil. We compete here against other physical suppliers, including major oil producers, Global Energy Trading Pte. Ltd., Alliance Oil Trading, Searights Maritime Services Pte. Ltd., Equatorial Marine Fuel and Sentek Marine & Trading.

We support our bunkering operations from our office in Singapore, which we lease.

Northern Europe

We possess a license issued by the Belgian Federal Ministry of Finance to trade and supply marine petroleum products offshore and in ports. We deliver fuel offshore and service over 45 ports located throughout Northern Europe, including the North and Irish Sea, the French Atlantic, the English Channel and St. George Channel. For the year ended December 31, 2008, our sales of marine fuel in Northern Europe amounted to 278.5 thousand metric tons.  We operate three double hull bunkering tankers in Northern Europe.

We purchase our fuel in Northern Europe from a variety of different suppliers, including Total Belgium and Verbeke Netherlands. We are not aware of any other physical suppliers in Northern Europe with significant operations offshore. When we conduct our operations in ports, we compete here against other physical suppliers, including Chemoil Europe BV, BP, Total, and ExxonMobil.

We support our offshore bunkering operations in Northern Europe from our office in Antwerp, Belgium, which we lease.

West Africa

We possess a license from Ghana's National Petroleum Authority to act as a physical supplier of marine petroleum products both off the coast and in the ports of Ghana. We commenced physical supply operation in January, 2008 and for the year ended December 31, 2008, our sales of marine fuel in West Africa amounted to approximately 174.5 thousand metric tons. We operate one double hull and two single hull bunkering tankers in West Africa. We are not aware of any other competing physical suppliers of marine petroleum products in Ghana.

We purchase our fuel in West Africa from a variety of different suppliers, including Traffigura Ltd. and OVLAS Trading S.A., and store it in our floating storage facility, the double hull Panamax tanker, Fos.  We compete here against other physical suppliers, including OW Bunkering and Addax Bunkering Services.

We support our bunkering operations from our office in Accra, Ghana, which we lease.

United Kingdom

We own a marine fuel terminal infrastructure located in Portland Harbor. Our terminal is located near the southern access of the North Sea Sulphur Emission Control Area (SECA) and provides convenient access for commercial vessels to refuel. We store our marine fuel in land-based storage tanks, which we lease from Portland Port Limited. We commenced bunkering and terminal operations in April 2008 and for the year ended December 31, 2008, our sales of marine fuel, including low sulphur marine fuels, amounted to 114.2 thousand metric tons.  We operate one double hull bunkering tanker and own a special purpose vessel in the United Kingdom.

We purchase our fuel in the United Kingdom from a variety of different suppliers including Total and Statoil. We compete here against other physical suppliers, including WFS (Falmouth).

We support our terminal and bunkering operations from our office in Portland (U.K.), which we lease.

Vancouver

We trade and supply marine petroleum products off the coast and in the port of Vancouver.  For the year ended December 31, 2008, our sales of marine fuel in the port of Vancouver area amounted to 157.0 thousand metric tons; this represents sales since July 1, 2008, the closing of our acquisition of  ICS Petroleum.  We operate two single hull bunkering barges in the port of Vancouver.

We purchase our fuel in Vancouver from a variety of different suppliers, including Esso (Imperial Oil), which also engages in supply operations in the port.  We compete here against other physical suppliers, including major oil producers, Marine Petrobulk Ltd., Shell Canada, and Petro Canada.

We support our bunkering operations here from our office in Vancouver, which we lease.

Sales and Marketing

Most of our marketing, sales, ship-management and other related functions are performed at our main offices in Piraeus, Greece. We also market products and services from our offices in New York City, Miami, and Singapore. Following our acquisition of ICS Petroleum Ltd. on July 1, 2008, we market products and services to Canadian and Mexican markets from our offices in Vancouver and Montreal, Canada.  Our sales force interacts with our established customers and markets our fuel sales and services to large commercial shipping companies and foreign governments. We believe our level of customer service, years of experience in the industry, and reputation for reliability are significant factors in retaining our customers and attracting new customers. Our sales and marketing approach is designed to create awareness of the benefits and advantages of our fuel sales and services. We are active in industry trade shows and other available public forums.

Administrative Offices

Cyprus

We maintain an administrative office in Cyprus, which we lease. Our office in Cyprus is responsible for, among other things, certain invoicing functions of our principal operating subsidiary, AMP.

New York City

We maintain an executive office in New York City to oversee our financial and other reporting functions.

Customers

We market marine fuel and related services to a broad and diversified base of customers. During the years ended December 31, 2006, 2007, and 2008, none of our customers accounted for more than 10% of our total revenues.  Our customers serviced during the past three years, include Greek-owned commercial shipping companies such as Capital Maritime & Trading Corp., Neptune Line Shipping and ENESEL S.A., other international shipping companies such as A.P. Moller and Royal Carribean Cruises Ltd., marine fuel traders and brokers such as World Fuel Services Corporation and oil majors, such as Exxon Mobil Corporation.

Suppliers

We purchase our marine fuel and lubricants from refineries, oil majors or other select suppliers around the world. In the year ended December 31, 2008, we purchased marine petroleum products of approximately $351.5 million, or approximately 13.5% of our total purchases of marine petroleum products from our related company, Aegean Oil. The majority of our purchases of marine petroleum products during the year ended December 31, 2008, were made from unrelated third-party suppliers and totaled $2,242.9 million, or approximately 86.5% of our total purchases of marine petroleum products.  Our cost of fuel is generally tied to spot pricing, market-based formulas or is governmentally controlled. We are usually extended trade credit from our suppliers for our fuel purchases, which is generally required to be secured by standby letters of credit or letters of guarantee.

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

Environmental and Other Regulations

Government regulations and laws significantly affect the ownership and operation of our tankers and marine fuel facilities.  We are subject to various international conventions, laws and regulations in force in the countries in which our fuel facilities are located, and where our vessels may operate or are registered.  Compliance with such laws, regulations and other requirements entails significant expense, including vessel modification and implementation of certain operating procedures.

A variety of government, quasi-governmental and private organizations subject our tankers to both scheduled and unscheduled inspections.  These organizations include the local port authorities, national authorities, harbor masters or equivalent, classification societies, flag state and charterers, particularly terminal operators and oil companies.  Some of these entities require us to obtain permits, licenses and certificates for the operation of our tankers and marine fuel facilities.  Our failure to maintain necessary permits or approvals could require us to incur substantial costs or temporarily suspend operation of our marine fuel terminal or one or more of the vessels in our fleet.

We believe that the heightened levels of environmental and quality concerns among insurance underwriters, regulators and charterers have led to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the industry.  Increasing environmental concerns have created a demand for tankers that conform to the stricter environmental standards.  We are required to maintain operating standards for all of our vessels emphasizing operational safety, quality maintenance, continuous training of our officers and crews and compliance with applicable local, national and international environmental laws and regulations.  We believe that the operation of our vessels will be in substantial compliance with applicable environmental laws and regulations and that our vessels have all material permits, licenses, certificates or other authorizations necessary for the conduct of our operations; however, because such laws and regulations are frequently changed and may impose increasingly stricter requirements, we cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our tankers.  In addition, a future serious marine incident that results in significant oil pollution or otherwise causes significant adverse environmental impact could result in additional legislation or regulation that could negatively affect our profitability.

International Maritime Organization

The International Maritime Organization, or the IMO (the United Nations agency for maritime safety and the prevention of pollution by ships), has adopted the International Convention for the Prevention of Marine Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto, which has been updated through various amendments, or the MARPOL Convention. The MARPOL Convention implements environmental standards including oil leakage or spilling, garbage management, as well as the handling and disposal of noxious liquids, harmful substances in packaged forms, sewage and air emissions.

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

As a result of the oil spill in November 2002 relating to the loss of the MT Prestige, which was owned by a company not affiliated with us, in December 2003, the Marine Environmental Protection Committee of the IMO, or MEPC, adopted an amendment to the MARPOL Convention, which became effective in April 2005. The amendment revised an existing regulation 13G accelerating the phase-out of single hull oil tankers and adopted a new regulation 13H on the prevention of oil pollution from oil tankers when carrying heavy grade oil. Under the revised regulation, single hull oil tankers were required to be phased out no later than April 5, 2005 or the anniversary of the date of delivery of the ship on the date or in the year specified in the following table:

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
2007 for ships delivered in 1980 and 1981
2008 for ships delivered in 1982
2009 for ships delivered in 1983
2010 for ships delivered in 1984 or later

Under the revised regulations, a flag state may permit continued operation of certain Category 2 or 3 tankers beyond their phase-out date in accordance with the above schedule.  Under regulation 13G, the flag state may allow for some newer single hull oil tankers registered in its country that conform to certain technical specifications to continue operating until the earlier of the anniversary of the date of delivery of the vessel in 2015 or the 25th anniversary of their delivery.  Under regulations 13G and 13H, as described below, certain Category 2 and 3 tankers fitted only with double bottoms or double sides may be allowed by the flag state to continue operations until their 25th anniversary of delivery.  Any port state, however, may deny entry of those single hull oil tankers that are allowed to operate under any of the flag state exemptions.

In October 2004, the MEPC adopted a unified interpretation of regulation 13G that clarified the delivery date for converted tankers. Under the interpretation, where an oil tanker has undergone a major conversion that has resulted in the replacement of the fore-body, including the entire cargo carrying section, the major conversion completion date shall be deemed to be the date of delivery of the ship, provided that:

●	the oil tanker conversion was completed before July 6, 1996;

●
the conversion included the replacement of the entire cargo section and fore-body and the tanker complies with all the relevant provisions of MARPOL Convention applicable at the date of completion of the major conversion; and

●
the original delivery date of the oil tanker will apply when considering the 15 years of age threshold relating to the first technical specifications survey to be completed in accordance with MARPOL Convention.

In December 2003 the MEPC adopted a new regulation 13H on the prevention of oil pollution from oil tankers when carrying heavy grade oil, or HGO, which includes most of the grades of marine fuel. The new regulation bans the carriage of HGO in single hull oil tankers of 5,000 dwt and above after April 5, 2005, and in single hull oil tankers of 600 dwt and above but less than 5,000 dwt, no later than the anniversary of their delivery in 2008.

Under regulation 13H, HGO means any of the following:

●	crude oils having a density at 15ºC higher than 900 kg/m3;

●	fuel oils having either a density at 15ºC higher than 900 kg/m3 or a kinematic viscosity at 50ºC higher than 180 mm2/s; or

●	bitumen, tar and their emulsions.

Under regulation 13H, the flag state may allow continued operation of oil tankers of 5,000 dwt and above carrying crude oil with a density at 15ºC higher than 900 kg/m3 but lower than 945 kg/m3, that conform to certain technical specifications and if, in the opinion of the flag state, the ship is fit to continue such operation, having regard to the size, age, operational area and structural conditions of the ship and provided that the continued operation shall not go beyond the date on which the ship reaches 25 years after the date of its delivery.  The flag state may also allow continued operation of a single hull oil tanker of 600 dwt and above but less than 5,000 dwt carrying HGO as cargo if, in the opinion of the flag state, the ship is fit to continue such operation, having regard to the size, age, operational area and structural conditions of the ship, provided that the operation shall not go beyond the date on which the ship reaches 25 years after the date of its delivery.

The flag state may also exempt an oil tanker of 600dwt and above carrying HGO as cargo if the ship is either engaged in voyages exclusively within an area under its jurisdiction, or is engaged in voyages exclusively within an area under the jurisdiction of another party, provided the party within whose jurisdiction the ship will be operating agrees. The same applies to vessels operating as floating storage units of HGO.

Any port state, however, can deny entry of single hull tankers carrying HGO, which have been allowed to continue operation under the exemptions mentioned above, into the port or offshore terminals under its jurisdiction or deny ship-to-ship transfer of HGO in areas under its jurisdiction, except when this is necessary for the purpose of securing the safety of a ship or saving life at sea.

Revised Annex I to the MARPOL Convention entered into force in January 2007. Revised Annex I incorporates various amendments adopted since the MARPOL Convention entered into force in 1983, including the amendments to regulation 13G (regulation 20 in the revised Annex) and regulation 13H (regulation 21 in the revised Annex). Revised Annex I also imposes construction requirements for oil tankers delivered on or after January 1, 2010. A further amendment to revised Annex I includes an amendment to the definition of HGO that will broaden the scope of regulation 21. On August 1, 2007, regulation 12A (an amendment to Annex I) came into force requiring oil fuel tanks to be located inside the double hull in all ships with an aggregate oil fuel capacity of 600m3 and above which are delivered on or after August 1, 2010, including ships for which the building contract is entered into on or after August 1, 2007 or, in the absence of a contract, for which the keel is laid on or after February 1, 2008.

Air Emissions

In September 1997, the IMO adopted Annex VI to the MARPOL Convention to address air pollution from ships.  Effective in May 2005,  Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from all commercial vessel exhausts and prohibits deliberate emissions of ozone depleting substances (such as halons chlorofluorocarbons), emissions of volatile compounds from cargo tanks, and the shipboard incineration of specific substances.  Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions.  We believe that all our vessels are currently compliant in all material respects with these regulations.  Additional or new conventions, laws and regulations may be adopted that could require the installation of expensive emission control systems and that could adversely affect our business, cash flows, results of operations and financial condition.

In October 2008, the IMO adopted amendments to Annex VI regarding particulate matter, nitrogen oxide and sulfur oxide emission standards which are expected to enter into force on July 1, 2010.  The amended Annex VI would reduce air pollution from vessels by, among other things, (i) implementing a progressive reduction of sulfur oxide, emissions from ships, with the global sulfur cap reduced initially to 3.50% (from the current cap of 4.50%), effective from January 1, 2012, then progressively to 0.50%, effective from January 1, 2020, subject to a feasibility review to be completed no later than 2018; and (ii) establishing new tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation.  Once these amendments become effective, we may incur costs to comply with these revised standards.

Safety Requirements

The IMO has also adopted the International Convention for the Safety of Life at Sea, or SOLAS Convention, and the International Convention on Load Lines, 1966, or LL Convention, which impose a variety of standards to regulate design and operational features of ships. SOLAS Convention and LL Convention standards are revised periodically. We believe that all our vessels are in substantial compliance with SOLAS Convention and LL Convention standards.

Under Chapter IX of SOLAS, the requirements contained in the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention, or the ISM Code, promulgated by the IMO, also affect our operations.  The ISM Code requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things,  the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies.

The ISM Code requires that vessel managers or operators obtain a safety management certificate for each vessel they operate.  This certificate evidences compliance by a vessel's management with ISM Code requirements for a safety management system.  No vessel can obtain a safety management certificate unless its manager has been awarded a document of compliance, issued by each flag state, under the ISM Code.  We have all material requisite documents of compliance for our offices and safety management certificates for vessels in our fleet for which the certificates are required by the IMO. We are required to renew these documents of compliance and safety management certificates annually.

Non-compliance with the ISM Code and other IMO regulations may subject the shipowner or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports.  The U.S. Coast Guard and European Union, or EU, authorities have indicated that vessels not in compliance with the ISM Code by the applicable deadlines will be prohibited from trading in U.S. and EU ports, as the case may be.

Oil Pollution Liability

Many countries have ratified and follow the liability plan adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage of 1969, as amended in 2000, or the CLC. Under this convention and depending on whether the country in which the damage results is a party to the CLC, a vessel's registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defenses. The limits on liability outlined in the 1992 Protocol use the International Monetary Fund currency unit of Special Drawing Rights, or SDR. Under an amendment to the 1992 Protocol that became effective on November 1, 2003 for vessels of 5,000 to 140,000 gross tons (a unit of measurement for the total enclosed spaces within a vessel), liability will be limited to approximately 4.51 million SDR plus 631 SDR for each additional gross ton over 5,000. For vessels over 140,000 gross tons, liability will be limited to 89.77 million SDR. The exchange rate between SDRs and U.S. dollars was 0.685387 SDR per U.S. dollar on March 9, 2008. The right to limit liability is forfeited under the CLC where the spill is caused by the owner's actual fault and under the 1992 Protocol where the spill is caused by the owner's intentional or reckless conduct. Vessels trading to states that are parties to these conventions must provide evidence of insurance covering the liability of the owner. In jurisdictions where the CLC has not been adopted various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to that of the CLC. We believe that our insurance will cover the liability under the plan adopted by the IMO.

In 2001, the IMO adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the Bunker Convention, which imposes strict liability on ship owners for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel. The Bunker Convention requires registered owners of ships over 1,000 gross tons to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the Convention on Limitation of Liability for Maritime Claims of 1976, as amended). The Bunker Convention has been ratified by a sufficient number of nations for entry into force, and became effective on November 21, 2008.

The IMO has negotiated international conventions that impose liability for oil pollution in international waters and a signatory's territorial waters. Additional or new conventions, laws and regulations may be adopted which could limit our ability to do business and which could have a material adverse effect on our business and results of operations.

European Union Restrictions

In July 2003, in response to the MT Prestige oil spill in November 2002, the European Union adopted legislation, which was amended in October 2003, that prohibits all single hull tankers from entering into its ports or offshore terminals by 2010 or earlier, depending on their age.  The European Union has also already banned all single hull tankers carrying heavy grades of oil from entering or leaving its ports or offshore terminals or anchoring in areas under its jurisdiction.  Commencing in 2005, certain single hull tankers above 15 years of age will also be restricted from entering or leaving European Union ports or offshore terminals and anchoring in areas under European Union jurisdiction.

The European Union is also considering legislation that would: (i) ban manifestly sub-standard vessels (defined as those over 15 years old that have been detained by port authorities at least twice in a six-month period) from European waters and create an obligation of port states to inspect vessels posing a high risk to maritime safety or the marine environment and (ii) provide the European Union with greater authority and control over classification societies, including the ability to seek to suspend or revoke the authority of negligent societies. It is impossible to predict what legislation or additional regulations, if any, may be promulgated by the European Union or any other country or authority.

In 2005, the European Union adopted a directive on ship-source pollution, imposing criminal sanctions for intentional, reckless or negligent pollution discharges by ships.  The directive could result in criminal liability for pollution from vessels in waters of EU countries that adopt implementing legislation.  Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims.

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

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. In December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security. The new chapter became effective in July 2004 and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the International Ship and Port Facility Security Code, or the ISPS Code. The ISPS Code is designed to protect ports and international shipping against terrorism. After July 1, 2004, to trade internationally, a vessel must attain an International Ship Security Certificate from a recognized security organization approved by the vessel's flag state. Among the various requirements are:

●	on-board installation of ship security alert systems, which do not sound on the vessel but only alerts the authorities on shore;

●	the development of vessel security plans;

●	ship identification number to be permanently marked on a vessel's hull;

●
a continuous synopsis record kept onboard showing a vessel's history including, the name of the ship and of the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship's identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and

●	compliance with flag state security certification requirements.

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

On November 30, 2005, an unrelated third party initiated a civil lawsuit in the Court of First Instance in Piraeus against us seeking a payment of approximately $10.0 million and legal expenses. The suit alleges that the plaintiff was instrumental in negotiation of our fuel purchase agreement and is entitled to the commissions of $1 per ton of marine petroleum sold in Jamaica during a 12-year period beginning on March 1, 2005. In 2007, the Court of First Instance ruled that the claim is maritime-related and not within its jurisdiction. Accordingly, the claim was referred to the Maritime Disputes Division of the Court of First Instance in Piraeus.  In December 2008, the court dismissed the plaintiff's lawsuit.  On February 26, 2009, the plaintiff commenced against us and Mr. Melisanidis a new civil law suit in the Commercial Court of Paris, France, seeking a payment of approximately $1.8 million of alleged commissions and $0.4 million of compensatory damages.  After an initial hearing that was held on March 31, 2009, the court has scheduled a hearing in the case for May 5, 2009.  Although it is not possible to predict the outcome of this litigation, based on the facts known to us, we believe that this litigation will not have a material adverse effect on our financial position or results of operations.

In the fourth quarter of 2007, we purchased Portland Bunkers International Ltd., the owner of a bunker supply facility in Portland, which is on the southern coast of England, at which we planned to commence operations during the first quarter of 2008.  In February 2008, World Fuel Services Europe Limited, or WFS, the operator of a bunker facility in Falmouth, which is also on the southern coast of England, commenced an action in the English High Court, claiming, among other things, that the Company had received confidential information from certain WFS employees which gave the Company a "head start" in commencing operations in Portland.  On February 26, 2008, the High Court granted WFS a preliminary injunction which prohibited the Company from dealing with certain customers in the Portland operation until March 31, 2008.  The case was settled before trial and we commenced operations in Portland on April 1, 2008.

C.           Organizational Structure

Aegean Marine Petroleum Network Inc. is a Marshall Islands holding company and we transact our bunkering business primarily through Aegean Marine Petroleum S.A., or AMP, a wholly-owned subsidiary incorporated in Liberia and operate our service centers through Aegean Bunkering Gibraltar Ltd., Aegean Bunkering Jamaica Ltd., Aegean Bunkering (Singapore) Pte. Ltd., Aegean Bunkering (Ghana) Limited, Bunkers at Sea NV, ICS Petroleum Ltd., and Portland Bunkers International Limited, separate wholly-owned subsidiaries incorporated in Gibraltar, Jamaica, Singapore, Ghana, Belgium, British Columbia (Canada) and under the laws of England and Wales, respectively, and Aegean Marine Petroleum LLC, a controlled subsidiary incorporated in the United Arab Emirates, which is 51% owned by a local nominee. We provide the management of our bunkering tankers through Aegean Bunkering Services Inc., or ABS, a wholly-owned subsidiary incorporated in the Marshall Islands, and Aegean Management Services M.C., a wholly owned-subsidiary incorporated in Greece. We provide the marketing and administrative services for our operations through Aegean Oil (USA), LLC and AMPN USA, LLC, our wholly-owned subsidiaries formed in Delaware, the U.S, and I.C.S. Petroleum (Montreal) Ltd., our wholly-owned subsidiary incorporated in Canada. We hold certain of our subsidiaries through Aegean Holdings S.A. and Aegean Investments S.A., our wholly-owned subsidiaries incorporated in the Marshall Islands, and hold our vessel-owning subsidiaries through Aegean Shipholdings Inc., a wholly-owned subsidiary incorporated in the Marshall Islands.

Currently, we own our vessels through separate wholly-owned subsidiaries listed in the following table:

Vessel-owning Subsidiary	Country of Incorporation	Vessel Name or Hull Number
Aegean Rose Maritime Company	Greece	Aegean Rose
Aegean Daisy Maritime Company	Greece	Aegean Daisy
Clyde I Shipping Corp.	Marshall Islands	Aegean Tulip
Aegean Tiffany Maritime Company	Greece	Aegean Tiffany
Aegean Breeze Maritime Company	Greece	Aegean Breeze I
Aegean X Maritime Inc.	Marshall Islands	Aegean X
Aegean Marine Petroleum LLC1	United Arab Emirates	Aegean Flower
Aegean Seven Maritime Inc.	Liberia	Aegean VII
Venus Holding Company	Marshall Islands	Aegean IX
Carnaby Navigation Inc.	Liberia	Aegean Pride I
Baltic Navigation Company	Marshall Islands	Aegean Force
Mare Vision S.A.	Marshall Islands	Aegean XI
Milos I Maritime Inc.	Marshall Islands	Hope
Sea Breezer Marine S.A.	Marshall Islands	Aegean Princess
Milos Shipping (Pte.) Ltd.	Singapore	Milos
Vera Navigation S.A.	Liberia	Vera
Ouranos Tanking S.A.	Liberia	Ouranos
Pontos Navigation Inc.	Marshall Islands	Leader
Aegean Bunkers at Sea NV	Belgium	Sara
Aegean Tanking S.A.	Liberia	Fos
Serifos Shipping (Pte.) Ltd.	Singapore	Serifos
Kithnos Maritime Inc.	Marshall Islands	Kithnos
Amorgos Maritime Inc.	Marshall Islands	Amorgos

1 Aegean Marine Petroleum LLC is a controlled subsidiary which is 51% owned by a local nominee.

Vessel-owning Subsidiary	Country of Incorporation	Vessel Name or Hull Number
Kimolos Shipping (Pte.) Ltd.	Singapore	Kimolos
Syros I Maritime Inc.	Marshall Islands	Syros
Mykonos I Maritime Inc.	Marshall Islands	Mykonos
Santorini I Maritime Inc.	Marshall Islands	Santorini
Paros Shipping (Pte.) Ltd.	Singapore	Paros
Naxos Shipping (Pte.) Ltd.	Singapore	Naxos
Eton Marine Ltd.	Liberia	Patmos
Tasman Seaways Inc.	Liberia	Kalymnos
ICS Petroleum Ltd.	British Columbia (Canada)	PT36
West Coast Fuel Transport Ltd.	British Columbia (Canada)	PT25
Aegean Maistros Maritime Company	Greece	Maistros
Aegean Ostria Maritime Company	Greece	Ostria
Nevado Navigation SA	Liberia	Aegean Orion
Aegean Ship III Maritime Company	Greece	Aegean III
Aegean Ship VIII Maritime Company	Greece	Aegean VIII
Aegean Ship XII Maritime Company	Greece	Aegean XII
Aegean Ace Maritime Company	Greece	Aegean Ace
Andros Marine Inc.	Liberia	DN-3800-11
Dilos Marine Inc.	Liberia	DN-3800-12
Ios Marine Inc.	Liberia	DN-3800-13
Sifnos Marine Inc.	Liberia	DN-3800-14
Tinos Marine Inc.	Liberia	DN-3800-15
Kerkyra Marine S.A.	Liberia	QHS 207
Ithaki Marine S.A.	Liberia	QHS 208
Cephallonia Marine S.A.	Liberia	QHS 209
Paxoi Marine S.A.	Liberia	QHS 210
Zakynthos Marine S.A.	Liberia	QHS 215
Lefkas Marine S.A.	Liberia	QHS 216
Kythira Marine S.A.	Liberia	QHS 217
Benmore Services S.A.	Liberia	QHS 222
Ingram Enterprises Co.	Liberia	QHS 223
Santon Limited	Liberia	QHS 224
Kassos Navigation S.A.	Liberia	QHS 225
Tilos Navigation S.A.	Liberia	QHS 226
Halki Navigation S.A.	Liberia	QHS 227
Symi Navigation S.A.	Liberia	QHS 228

D.           Property, Plant and Equipment

Real Property

The following table presents certain information on our leased and owned properties as of March 31, 2009.  We consider our properties to be suitable and adequate for our present needs.

Location	Principal Use	Leased or Owned	Lease Expiration Date
Piraeus, Greece	Business coordination center and ship-management office	Leased	May 2011 and May 2012
Portland, the United Kingdom	Administrative and operations office and storage facility	Leased	April 2030
Fujairah, the United Arab Emirates	Administrative and operations office	Leased	December 2009
Khor Fakkan, the United Arab Emirates	Administrative and operations office	Leased	December 2009
Gibraltar	Administrative and operations office	Leased	April 2140
Kingston, Jamaica	Administrative and operations office	Leased	month-to-month
Singapore	Administrative and operations office	Leased	September 2010
Antwerp, Belgium	Administrative and operations office	Leased	October 2010
Edgewater, New Jersey	Sales and marketing office	Owned
Miami, Florida	Sales and marketing office	Leased	October 2009
New York City, New York	Administrative office	Leased	December 2009
Nicosia, Cyprus	Administrative office	Leased	May 2010
Vancouver, Canada	Administrative and operations office	Leased	February 2016
Montreal, Canada	Sales and marketing office	Leased	January 2012

Fleet

The following table lists our fleet of owned vessels as of March 31, 2009:

Name	Double Hull	Flag	Build	Dwt
Bunkering Tankers:
Kalymnos	Yes	Liberia	2009	5,500
Syros	Yes	Liberia	2008	4,596
Patmos	Yes	Liberia	2008	6,262
Naxos	Yes	Singapore	2008	4,626
Paros	Yes	Singapore	2008	4,629
Mykonos	Yes	Liberia	2008	4,626
Santorini	Yes	Liberia	2008	4,629
Kimolos	Yes	Singapore	2008	4,664
Kithnos	Yes	Liberia	2007	4,626
Amorgos	Yes	Liberia	2007	4,664
Serifos	Yes	Singapore	2007	4,664
Milos	Yes	Singapore	2007	4,626
Aegean Tiffany	Yes	Singapore	2004	2,747
Aegean Breeze I	Yes	Singapore	2004	2,747
Aegean Flower	Yes	United Arab Emirates	2001	6,523
Aegean Tulip	Yes	Liberia	1993	4,853
Aegean Ace	Yes	Liberia	1992	1,615
Aegean Princess	Yes	Liberia	1991	7,030
Sara	Yes	Malta	1990	7,389

Name	Double Hull	Flag	Build	Dwt
Bunkering Tankers:
Aegean III	Yes	Greece	1990	2,973
Aegean VIII	Yes	Greece	1990	2,973
Aegean Rose	Yes	Gibraltar	1988	4,935
Aegean Daisy	Yes	Gibraltar	1988	4,935
Vera	No	Liberia	1985	3,720
Aegean VII	No	Liberia	1984	3,892
Aegean XI	Yes	Liberia	1984	11,050
Aegean X	Yes	Panama	1982	6,400
Aegean Pride I	Yes	Liberia	1982	11,538
Aegean Force	Yes	Liberia	1980	6,679
Hope	Yes	Liberia	1980	10,597
Aegean XII	No	Liberia	1979	3,680

Bunkering Barges
PT36	No	Canada	1988	3,730
PT25	No	Canada	1980	2,560

Floating Storage Facilities
Leader	Yes	Panama	1985	83,890
Ouranos	Yes	Liberia	1983	67,980
Fos	Yes	Liberia	1981	67,980
Aegean IX	No	Panama	1976	4,999

Special Purpose Vessel
Orion	No	Liberia	1991	550

We have positioned our bunkering tankers across our existing service centers and review vessel positioning on a periodic basis and reposition them among our existing or new service centers to optimize their deployment. Our vessels operate within or outside the territorial waters of each geographical location and, under international law, usually fall under the jurisdiction of the country of the flag they carry. Generally, our bunkering tankers, unlike our bunkering barges, are not permanently located within any particular territorial waters and we are free to use all of our bunkering tankers in any geographical location. We have positioned four of our tankers in the United Arab Emirates, Ghana, Gibraltar and Jamaica and use them as floating storage facilities and a 550 dwt tanker as a special purpose vessel in Portland (U.K.).

We intend to expand our business and marine fuel delivery capability. In furtherance of this objective, we have entered into newbuilding contracts with two shipyards located in China for the construction of new double hull bunkering tankers; we have 19 remaining vessels for delivery in the next two years. As we expand our global presence, we expect to enter into agreements with third party sellers to purchase additional double hull bunkering tankers. Following the delivery of the 19 newbuildings that we have under contract, we expect to have 47 double hull vessels in our operating fleet of bunkering tankers by 2010.

The following table presents certain information concerning 19 bunkering tankers that we have contracted to build as of March 31, 2009.

Hull Number	Hull Type	Expected Delivery	Dwt	Shipyard
Bunkering Tankers Under Contracts:
DN-3800-11	Double Hull	Q4 2009	4,600	Fujian
DN-3800-12	Double Hull	Q1 2010	4,600	Fujian
DN-3800-13	Double Hull	Q1 2010	4,600	Fujian
DN-3800-14	Double Hull	Q1 2010	4,600	Fujian
DN-3800-15	Double Hull	Q2 2010	4,600	Fujian
QHS 207	Double Hull	Q2 2009	5,500	Hyundai
QHS 208	Double Hull	Q2 2009	5,500	Hyundai
QHS 209	Double Hull	Q3 2009	5,500	Hyundai
QHS 210	Double Hull	Q3 2009	5,500	Hyundai
QHS 215	Double Hull	Q3 2009	5,500	Hyundai
QHS 216	Double Hull	Q4 2009	5,500	Hyundai
QHS 217	Double Hull	Q4 2009	5,500	Hyundai
QHS 222	Double Hull	Q4 2009	5,500	Hyundai
QHS 223	Double Hull	Q1 2010	5,500	Hyundai
QHS 224	Double Hull	Q1 2010	5,500	Hyundai
QHS 225	Double Hull	Q1 2010	5,500	Hyundai
QHS 226	Double Hull	Q1 2010	5,500	Hyundai
QHS 227	Double Hull	Q2 2010	5,500	Hyundai
QHS 228	Double Hull	Q2 2010	5,500	Hyundai

In addition, we own two specialty tankers. We use our specialty tankers to make distribution of gasoline and other refined petroleum products to island economies, including the Greek islands.

The following table presents certain information concerning our two specialty tankers.

Name	Double Hull	Flag	Build	Dwt
Specialty Tankers:
Maistros	Yes	Greece	2008	2,454
Ostria	Yes	Greece	2009	2,454

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

We purchase marine petroleum products from reputable suppliers under either long-term supply contracts or on the spot markets at a margin over PLATTS prices. Except for our service centers in Gibraltar, Ghana and the United Arab Emirates, we generally take deliveries of the products on the day of, or few days prior to, the delivery of the products to the customer's vessel. In Gibraltar, Ghana and the United Arab Emirates, utilizing our storage facilities, we take deliveries of the products generally more than one but less than two weeks prior to delivery of the products to our customers. The cost of our marine fuel purchases is generally fixed at the date of loading from the supplier's premises. Generally, under our long-term supply contracts, the supplier undertakes to supply us with a minimum quantity of marine fuel per month subject to a maximum. Price calculations vary from supplier to supplier in terms of the supplier's margins, the referenced PLATTS prices and the calculation of the average PLATTS price. Depending on the agreement with each supplier, the referenced PLATTS price could be the spot price or an average price over a specified period.

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

●
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

●
Gross spread on marine petroleum products and gross spread per metric ton of marine fuel sold.  Gross spread on marine petroleum products represents the margin that we generate on sales of marine fuel and lubricants.  Gross spread on marine fuel represents the margin that we generate on sales of various classifications of MFO or MGO. Gross spread on lubricants represents the margin that we generate on sales of lubricants.  We calculate the gross spreads by subtracting from the sales of the respective marine petroleum product the cost of the marine petroleum product sold and cargo transportation costs.  For arrangements in which we physically supply marine petroleum products using our bunkering tankers, costs of marine petroleum products sold represents amounts paid by us for marine petroleum products sold in the relevant reporting period. For arrangements in which marine petroleum products are purchased from our related company, Aegean Oil, cost of marine petroleum products sold represents the total amount paid by us to the physical supplier for marine petroleum products and their delivery to our customers.  For arrangements in which we purchase cargos for our floating storage facilities, cargo transportation costs are either included in the purchase price of marine fuels that we paid to the supplier or paid separately by us to a third-party transportation provider.

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

	For the Year Ended December 31,

	2004	2005	2006	2007	2008

	(in thousands of U.S. dollars, unless otherwise stated)

Sales of marine petroleum products	247,436	505,605	790,657	1,345,849	2,768,067
Less: Cost of marine petroleum products sold	222,439	464,801	728,637	1,251,712	2,594,443
Less: Cargo transportation costs	-	-	-	4,466	12,661
Gross spread on marine petroleum products	24,997	40,804	62,020	89,671	160,963
Less: Gross spread on lubricants	374	264	455	536	1,298
Gross spread on marine fuel	24,623	40,540	61,565	89,135	159,665

Sales volume of marine fuel (metric tons)	1,169,430	1,746,377	2,367,289	3,437,269	5,200,256

Gross spread per metric ton of marine fuel sold (U.S. dollars)	21.1	23.2	26.0	25.9	30.7

The following table reconciles our gross spread on marine petroleum products sold to the most directly comparable GAAP measure, operating income, for all periods presented:

	For the Year Ended December 31,
	2004	2005	2006	2007	2008
	(in thousands of U.S. dollars)

Gross spread on marine petroleum products	24,997	40,804	62,020	89,671	160,963
Add: Voyage revenues	14,983	10,450	11,639	5,758	1,379
Add: Other revenues	593	1,275	1,516	1,266	8,526
Add: Gain on sale of vessel	-	-	-	2,693	-
Add: Cargo transportation costs	-	-	-	4,466	12,661
Less: Salaries, wages and related costs	(5,052)	(8,958)	(12,871)	(24,363)	(41,666)
Less: Vessel hire charges	(2,436)	(518)	-	-	-
Less: Depreciation	(1,546)	(2,226)	(4,240)	(6,373)	(12,604)
Less: Amortization	(386)	(636)	(1,684)	(3,224)	(3,953)
Less: Management fees	(183)	(182)	(223)	(54)	-
Less: Other operating expenses	(12,348)	(16,629)	(25,697)	(39,042)	(73,157)
Operating income	18,622	23,380	30,460	30,798	52,149

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

Gross spread on marine petroleum products (including gross spread on marine fuel and gross spread on lubricants) and gross spread per metric ton of marine fuel sold should not be considered as alternatives to operating income, net income or other GAAP measures and may not be comparable to similarly titled measures of other companies. Gross spread on marine petroleum products and gross spread per metric ton of marine fuel sold do not reflect certain direct and indirect costs of delivering marine petroleum products to our customers (such as crew salaries, vessel depreciation, storage costs, other vessel operating expenses and overhead costs) or other costs of doing business.

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

●
Number of markets served.  The number of markets served includes our operations at our service centers in the United Arab Emirates, Gibraltar, Jamaica, Singapore, Northern Europe, West Africa, Vancouver, Portland (U.K.) and Greece, where we conduct operations through our related company, Aegean Oil, as well as our trading operations in Montreal and Mexico. The number of markets served is an indicator of the geographical distribution of our operations and affects both the amount of revenues and expenses that we record during a given period.  We commenced physical supply operations in Singapore on June 2, 2006, in Northern Europe on October 9, 2007, in Ghana on January 15, 2008, and in Portland (U.K.) on April 1, 2008.  On July 1, 2008, we acquired ICS Petroleum, a Canadian based marketer and supplier of marine petroleum products in Vancouver, Montreal and Mexico.

●
Average number of operating bunkering vessels.  Average number of operating bunkering vessels is the number of operating bunkering vessels in our fleet for the relevant period, as measured by the sum of the number of days each bunkering vessel was used as a part of our fleet during the period divided by the cumulative number of calendar days in the period multiplied by the number of operating bunkering vessels at the end of the period.  This figure does not take into account non-operating days due to either scheduled or unscheduled maintenance. The average number of operating bunkering vessels is an indicator of the size of our fleet and operations and affects both the amount of revenues and expenses that we record during a given period.

The following table reflects our sales volume of marine fuel, gross spread on marine petroleum products, gross spread per metric ton of marine fuel sold, number of service centers and average number of operating bunkering vessels for the periods indicated.

	Year Ended December 31,
	2006	2007	2008
	(in thousands of U.S. dollars, unless otherwise stated)
Sales volume of marine fuel (metric tons)	2,367,289	3,437,269	5,200,256
Gross spread on marine petroleum products	62,020	89,671	160,963
Gross spread per metric ton of marine fuel sold (U.S. dollars)	26.0	25.9	30.7
Number of markets served, end of period	5.0	6.0	11.0
Average number of operating bunkering vessels	11.1	13.5	22.7

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

Our sales of marine petroleum products are driven primarily by the number of our service centers, the number of operating bunkering tankers in our fleet, our sales prices and our credit terms and credit control process. The cost of marine petroleum products sold is driven primarily by availability of marine petroleum products, our purchasing methods, supplier cost prices and credit terms and our internal quality control processes. These drivers, in turn, are affected by a number of factors, including:

●	our entrance into new markets;

●	our purchasing methods of marine petroleum products;

●	our marketing strategy;

●	our vessel acquisitions and disposals;

●	PLATTS prices;

●	conditions in the international shipping and the marine fuel supply industries;

●	regulation of the marine fuel supply industry;

●	regulation of the tanker industry;

●	levels of supply of and demand for marine petroleum products;

●	levels of competition; and

●	other factors affecting our industry.

The following table reflects our growth in sales of marine petroleum products in each of our service centers for the periods indicated. The sales of marine petroleum products attributed to each service center are based on the point-of-delivery geographical location of the customer vessels.

	Year Ended December 31,
	2006	2007	2008
	(in thousands of U.S. dollars)

Greece (1)	167,061	165,231	368,679
Gibraltar (1)	240,412	433,524	536,912
United Arab Emirates (1)	180,453	287,347	512,281
Jamaica (1)	147,211	212,093	280,581
Singapore (1)(2)	39,496	193,747	555,735
Northern Europe (1)(3)	—	37,443	161,735
West Africa (1)(4)			106,082
Portland (U.K.) (1)(5)			62,018
Vancouver (1)(6)			84,902
Other sales (7)	16,024	16,464	99,142
Total	790,657	1,345,849	2,768,067

_______________
(1)    Excludes sales of lubricants which are included in other sales.
(2)    We commenced physical supply operations in Singapore on June 2, 2006.
(3)    We commenced physical operations in Northern Europe on October 9, 2007.
(4)    We commenced physical supply operations in West Africa on January 15, 2008.
(5)    We commenced physical supply operations in Portland (U.K.) on April 1, 2008.
(6)    We commenced physical operation in Vancouver on July 1, 2008.
(7)    Includes sales of marine fuel not attributed to any of our service centers and sales of lubricants worldwide.

We sell and deliver marine petroleum products to a broad and diversified customer base, including international commercial shipping companies, governments, and marine fuel traders and brokers. For the years ended December 31, 2006, 2007 and 2008, none of our customers accounted for more than 10% of our total revenues.

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

We purchase and take delivery of marine petroleum products from various suppliers under long-term volume contracts or on the spot market. Long-term supply contracts from third parties allow us to minimize our exposure to supply shortages. In general, at each of our service centers except for Gibraltar, the United Arab Emirates and West Africa, we purchase from local supply sources.

Our cost of marine petroleum products includes purchases from related companies. In Greece, we purchase marine petroleum products under a ten-year supply contract that commenced on April 1, 2005, from our related company, Aegean Oil, which charges us its actual cost of the marine petroleum products plus a margin. We believe the amounts we paid to our related company are comparable to amounts that we would have negotiated in arm's-length transactions with unaffiliated third parties. For further discussion of our marine petroleum products purchases from Aegean Oil, please refer to the section of this report entitled "Major Shareholders and Related Party Transactions."

The following table reflects our cost of marine petroleum products sold incurred from third-party suppliers and from our related company suppliers for the periods indicated.

	Year Ended December 31,
	2006	2007	2008
	(in thousands of U.S. dollars)

Third-party suppliers	573,615	1,091,769	2,242,911
Related company suppliers	155,022	159,943	351,532
Total	728,637	1,251,712	2,594,443

We seek to increase our sales of marine petroleum products and our gross spread on marine petroleum products on an integrated basis, through expansion into new markets, acquisitions of double hull bunkering tankers and the diversification and further optimization of purchasing methods. Our gross spread on marine petroleum products differs for each of our service centers, reflecting the different competitive conditions that exist in the markets served by them. Factors affecting competitive conditions in a market that we service include customer demand, availability of supplies and the strength and number of competitors that operate in the market. We believe that for any new service centers that we may establish, gross spread on marine petroleum products may be lower than for our existing service centers. We also believe that the competitive conditions in the markets served by our existing service centers may generally be more favorable to us than those in other markets that we may consider for future expansion.

Voyage Revenues

Our voyage revenues are primarily derived from employment of our specialty tankers which are double hull petroleum tankers with roll-on roll-off facilities and refueling capabilities for fuel trucks.  In 2008, we have employed our specialty tanker, Maistros, under a contract of affreightment with Aegean Oil for the distribution of gasoline and other refined petroleum products in the Greek islands. During the year ended December 31, 2008, we have received $1.4 million in payments from Aegean Oil under this contract of affreightment.  With the delivery of Ostria in 2009, we expect our voyage revenues to increase.

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

The following table reflects salaries, wages and costs related to our crews and salaried employees.

	Year Ended December 31,
	2006	2007	2008

	(in thousands of U.S. dollars)

Shipboard personnel	8,319	11,509	21,017
Shoreside personnel	4,552	12,854	20,649
Total	12,871	24,363	41,666

Our salaries, wages and related costs have grown over the past several years mainly due to our expansion and the increase in crew wages as we have added bunkering vessels to our fleet. We expect that the amount of salaries, wages and related costs will continue to increase as a result of our further expansion into new markets and acquisitions of additional double hull bunkering tankers and floating storage facilities.

Depreciation

The cost of our vessels is depreciated on a straight-line basis over the expected useful life of each vessel. We expect that these charges will continue to increase primarily as a result of our planned acquisitions of additional bunkering tankers and floating storage facilities.

Other Operating Expenses

Other operating expenses primarily include the operating expenses of our vessels, including the cost of insurance, expenses relating to repairs and maintenance (which does not include amortization of drydocking costs), the cost of spares and consumable stores, consumption of marine petroleum products and other miscellaneous expenses.  Our bunkering vessel operating expenses, which generally represent fixed costs, have historically increased as a result of the enlargement of our fleet. We expect these expenses to increase further as a result of our acquisition of additional bunkering vessels and floating storage facilities.

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

Finally, other operating expenses include amounts relating to the storage of marine petroleum products resulting from acquisitions and use of floating storage facilities such as our tankers, Ouranos, Fos, Leader and Aegean IX. We believe that the ownership of floating storage facilities will allow us to mitigate the risk of supply shortages. Generally, the costs of storage have been included in the price per metric ton quoted by local suppliers of refined marine fuel. Accordingly, we expect that the ownership of floating storage facilities will allow us to convert the variable costs of this storage fee markup per metric ton quoted by suppliers into fixed costs of operating our storage facilities, allowing us to spread larger sales volumes over a fixed cost base and to decrease our refined marine fuel costs.

Management Fees

We have historically paid Aegean Shipping Management S.A., or Aegean Shipping, our former fleet manager and a related company, owned and controlled by members of Mr. Melisanidis' family, a fixed management fee per month for each vessel in our operating fleet in exchange for providing our bunkering tankers and Aframax tankers with strategic, technical and commercial management services in connection with the deployment of our fleet. On April 17, 2007, we sold the last vessel managed by Aegean Shipping, Aegean Hellas. We believe the amounts we paid to our related company manager were comparable to amounts that we would have negotiated in arm's-length transactions with unaffiliated third parties.

Interest and Finance Costs

We have historically incurred interest expense and financing costs in connection with long-term debt to partially finance the acquisitions of our vessels and in connection with short-term bank borrowings obtained for working capital purposes. In connection with our initial public offering, we repaid and terminated a portion of our outstanding indebtedness. Subsequently, we have incurred and expect to continue incurring interest expense and financing costs under our existing credit facilities to finance the construction of our new bunkering tankers and our senior secured credit facility. We intend to limit the amount of these expenses and costs by repaying our outstanding indebtedness from time to time from our cash flows from operations.

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

AMP has established an office in Greece which provides services to AMP and AMP's office in Cyprus. Under the laws of Greece, and in particular under Greek Law 3427/2005, which amended, replaced and supplemented provisions of Law 89/1967, which expired on December 31, 2005, the income of AMP's Greek office is calculated on a cost plus basis on expenses incurred by that office. The Greek Ministry of Economy and Finance has determined that the profit margin applicable to AMP is 5%. This determination is subject to periodic review. AMP's income, as calculated by applying the 5% profit margin, is subject to Greek corporate income tax at the rate of 29% for fiscal year 2006 and 25% for fiscal years 2007 and later. All expenses to which the profit percentage applies are deducted from gross income for Greek corporate income tax purposes. Accordingly, under Greek Law 3427/2005, as currently applied to us, we expect that AMP will continue to have no liability for any material amount of Greek income tax.

Under the laws of the countries of incorporation of our vessel-owning subsidiaries and our subsidiaries that operate service centers and the laws of the countries of our vessels' registration, our vessel-owning companies are generally not subject to tax on our income that is characterized as shipping income.

Our corporate income tax exposure is in taxable jurisdictions such as Gibraltar, Jamaica, Singapore, Belgium, the United Kingdom and Canada.

Our business is affected by taxes imposed on the purchase and sale of marine petroleum products in various jurisdictions in which we operate from time to time. These taxes include sales, excise, goods and services taxes, value-added taxes, and other taxes.  Other than in Canada, we do not pay a material amount of tax in any jurisdiction in which we operate.  For the years ended December 31, 2008, 2007 and 2006, our income tax amounted to $1.9 million, $8,000 and $2,000, respectively.  The increase in our income tax amount was mainly attributable to our Canadian operations.  We are currently in the process of restructuring our Canadian operations and expect to decrease our future income tax liability in Canada.

Results of Operations

Year ended December 31, 2008 compared to the year ended December 31, 2007

Sales of Marine Petroleum Products.  Sales of marine petroleum products increased by $1,422.3 million, or 105.7%, to $2,768.1 million for the year ended December 31, 2008, compared to $1,345.8 million for the year ended December 31, 2007. Of the total increase in sales of marine petroleum products, $933.0 million was attributable to an increase in sales volume of marine fuel (using average prices for the year ended December 31, 2008), $480.5 million was attributable to a 35.9% increase in the average price of marine fuel (using sales volumes for the year ended December 31, 2007), and $8.7 million was attributable to an increase in the sales of lubricants. Sales volume of marine fuel increased by 1,762,987 metric tons, or 51.3%, to 5,200,256 metric tons for the year ended December 31, 2008, compared to 3,437,269 metric tons for the year ended December 31, 2007 due to additional volume of sales of marine fuel in Greece, the United Arab Emirates, Singapore and Northern Europe and due to sales in our new markets: West Africa, Portland (U.K.), Vancouver, Montreal and Mexico.

Gross Spread on Marine Petroleum Products.  Gross spread on marine petroleum products increased by $71.3 million, or 79.5%, to $161.0 million for the year ended December 31, 2008, compared to $89.7 million for the year ended December 31, 2007. The increase in our gross spread on marine petroleum products mainly resulted from the increased sales volume of marine fuel. Our gross spread per metric ton of marine fuel sold during the year ended December 31, 2008 increased by $4.8, or 18.5%, to $30.7 compared to $25.9 for the year ended December 31, 2007.  Gross spreads per metric ton do not generally increase or decrease proportionately with the price of marine fuel. Accordingly, gross spread on marine petroleum products, as a percentage of total revenues, decreased from 6.6% for the year ended December 31, 2007 to 5.8% for the year ended December 31, 2008.  Gross spread on marine petroleum products and gross spread per metric ton of marine fuel sold are non-GAAP measures and should not be considered as alternatives to operating income, net income or other GAAP measures and may not be comparable to similarly titled measures of other companies. Please refer to section entitled "Factors Affecting Our Results of Operations" for a reconciliation of gross spread on marine petroleum products to the most directly comparable GAAP measure.

Voyage Revenues.  Voyage revenues decreased by $4.4 million, or 75.9%, to $1.4 million for the year ended December 31, 2008, compared to $5.8 million for the year ended December 31, 2007. Voyage revenues for the year ended December 31, 2008 were attributable to the employment of our specialty tanker, Maistros, under the contract of affreightment with Aegean Oil, which commenced on October 1, 2008. Voyage revenues for the year ended December 31, 2007, were attributable to the employment of our single hull Aframax tanker, Aegean Hellas, in the international spot market. We sold Aegean Hellas to an unrelated third party on April 17, 2007.

Salaries, Wages and Related Costs.  Salaries, wages and related costs increased by $17.3 million, or 71.0%, to $41.7 million for the year ended December 31, 2008, compared to $24.4 million for the year ended December 31, 2007. This increase was mainly due to increased full-time employees as we hired new employees to manage our expanded fleet and service center network. Furthermore, crew costs increased as the average number of operating bunkering vessels increased to 22.7 for the year ended December 31, 2008, compared to 13.5 for the year ended December 31, 2007.

Depreciation.   Depreciation increased by $6.2 million, or 96.9%, to $12.6 million for the year ended December 31, 2008, compared to $6.4 million for the year ended December 31, 2007. This increase exceeded the 68.1% increase in the average number of operating bunkering vessels due to the higher age and acquisition costs of recently-acquired bunkering tankers, bunkering barges and floating storage facilities.

Other Operating Expenses.  Other operating expenses increased by $34.2 million, or 87.7%, to $73.2 million for the year ended December 31, 2008, compared to $39.0 million for the year ended December 31, 2007. This increase in other operating expenses was primarily attributable to the following factors: higher cargo transportation expenses, higher cost on marine fuel consumption, increased bunker vessel expenses due to our expanded fleet, and increased overhead costs, mainly general and administrative expenses of our new markets: West Africa, Portland (U.K.), Vancouver, Montreal and Mexico.

Interest and Finance Costs.  Interest and finance costs increased by $8.9 million to $12.4 million for the year ended December 31, 2008, compared to $3.5 million for the year ended December 31, 2007. The increase in interest and finance costs was mainly attributable to the financing of increased volume sales at a higher average price and the higher debt outstanding relating to the financing of our newbuildings.

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

Voyage Revenues.  Voyage revenues decreased by $5.8 million, or 50.0%, to $5.8 million for the year ended December 31, 2007, compared to $11.6 million for the year ended December 31, 2006. This decrease was mainly attributable to the sale of our Aframax tanker, Aegean Hellas, on April 17, 2007.

Salaries, Wages and Related Costs.  Salaries, wages and related costs increased by $11.5 million, or 89.1%, to $24.4 million for the year ended December 31, 2007, compared to $12.9 million for the year ended December 31, 2006. This increase was mainly due to increased full-time employees primarily at our Greek office as we hired new operational employees to manage our expanded fleet and service center network and accounting and finance staff to manage our increased reporting requirements as a public company. Furthermore, crew costs increased as the average number of operating bunkering tankers increased to 13.5 for the year ended December 31, 2007, compared to 11.1 for the year ended December 31, 2006. Furthermore, increased crew costs included salaries of our crew on the floating storage facilities, Ouranos and Leader, which were acquired during 2007, and of our crew on Fos, which was acquired during the latter half of 2006.

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

Inflation

Inflation has had only a moderate effect on our expenses given recent economic conditions. In the event that significant global inflationary pressures appear, these pressures would increase our operating costs.

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

Our cash is primarily denominated in U.S. dollars because our sales of marine petroleum products are fully denominated in U.S. dollars. Our service centers pay their operating expenses in various currencies—primarily the Euro, the UAE dirham, the Gibraltar pound, the British pound, the Canadian dollar, the Jamaican dollar, and the Singapore dollar. Our treasury department transfers cash to our service centers monthly on an as-needed basis and accordingly, we maintain low levels of foreign currency at our service centers.

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

We have funded our business primarily through: (i) cash generated from operations, (ii) equity capital and short-term borrowings from our shareholders, (iii) short-term borrowings, and (iv) long-term bank debt. We have a revolving credit facility that provides for borrowings up to certain amounts for working capital purposes as well as a sublimit for the issuance of standby letters of credit. Furthermore, we have long-term debt facilities with several banks in order to partially finance the acquisition costs of several of our vessels. The credit agreements for the long-term debt facilities are secured with first priority mortgages over certain of our vessels. As of December 31, 2008, we believe that we were in compliance in all material respects with all covenants of our credit facilities. We also believe that our working capital resources are sufficient for our present requirements.

Credit Facilities

As of December 31, 2007 and 2008, we had the following outstanding loans:

Loan	Date	2007	2008

		(in millions of U.S. dollars)
2008 senior secured credit facility	September 30, 2008	-	90.0
2007 senior secured credit facility	December 20, 2007	133.0	-
Secured term loan with respect to three vessels	July 8, 2008	-	14.5
Secured term loan with respect to four new buildings	April 24, 2008	-	15.1
Revolving overdraft credit facility	March 11, 2008	-	-
Secured syndicated term loan facility with respect to five newbuildings	July 5, 2007	3.1	6.6
Secured syndicated term loan facility with respect to seven newbuildings	October 30, 2006	11.5	28.0
Secured term loan facility with respect to two newbuildings	October 27, 2006	4.5	7.9
Secured term loan facility with respect to three newbuildings	October 25, 2006	3.8	14.2
Secured term loan facility under the 2006 senior secured credit facility with respect to five newbuildings	December 19, 2006	19.3	31.0
Secured syndicated term loan facility with respect to two newbuildings	October 26, 2005	15.1	16.0
Secured syndicated term loan facility with respect to five newbuildings	August 30, 2005	17.7	30.3
		208.0	253.6

The following is a summary of terms, including operating and financial restrictions, of our credit facilities.

Senior secured credit facilities.

Senior secured credit facility.  On March 16, 2009, with effect as of February 1, 2009, AMP renewed for a period of two years ended January 31, 2011 and amended certain terms of the 2008 senior secured credit facility discussed below.  We refer to the renewed and amended facility as our senior secured credit facility.  Our senior secured credit facility is in an uncommitted amount of up to $1.0 billion and may be used for working capital and general corporate purposes.  Our senior secured credit facility had a committed amount of up to $300.0 million, which decreased to $250.0 million on March 31, 2009, consisting of a guarantee and/or letter of credit line in an amount of up to $197.5 million and a cash advance limit in an amount of up to $250.0 million, which decreased to $147.5 million and $208 million on March 31, 2009 respectively.  Our senior secured credit facility bears interest at a rate of LIBOR plus a margin of 2.50%, while documentary and standby letters of credit are subject to commissions of 0.75% and 1.50%, respectively.

2008 senior secured credit facility.  On September 30, 2008 AMP entered into a senior secured syndicated revolver, guarantee and letter of credit facility with international commercial lenders for an amount of up to $1.0 billion, for working capital and general corporate purposes, or our 2008 senior secured credit facility.  Our 2008 senior secured credit facility replaced our 2007 senior secured credit facility discussed below.  Our 2008 senior secured credit facility had a committed amount of up to $420.0 million, consisting of a guarantee and/or letter of credit line in an amount of up to $310.0 million and a cash advance limit in an amount of up to $320.0 million. The borrowings under our 2008 senior secured credit facility bore interest at a rate of LIBOR plus a margin of 1.50%.  Documentary and standby letters of credit were subject to commissions of 0.35% and 0.75%, respectively. We replaced our 2008 senior secured credit facility with our senior secured credit facility discussed above.

Our senior secured credit facility is, and our 2008 senior secured credit facility was, secured by, among other things:

●	a first priority mortgage on our eleven of our double hull bunkering tankers and three floating storage facilities, or our mortgaged vessels;

●	an assignment of all earnings, requisition compensation and insurance policies of our mortgaged vessels;

●	charge over AMP's operating account;

●	our corporate guarantee and guarantees of our vessel-owning subsidiaries acting as guarantors;

●	the general assignment of trade receivables by us and our subsidiaries;

●	floating charge on our inventories; and

●	corporate guarantee of our vessel-owning subsidiaries acting as supplemental guarantors and undertakings to provide first priority mortgages if the lenders so request.

Both of our senior secured credit facility and our 2008 senior secured credit facility contain certain covenants requiring us to, among other things:

●	maintain our listing at the New York Stock Exchange;

●	ensure that our vessels are managed by Aegean Bunkering Services Inc. and that there is no change in their management without the lenders' consent;

●	obtain and maintain an interest insurance policy and additional perils pollution insurance policies for 100% of the market value of our vessels;

●	indemnify the lenders against the consequences of a pollution incident;

●	ensure that there is no change of AMP's or our and our subsidiaries' business;

●	have direct control of and own directly or indirectly 100% of the capital stock of vessel-owning subsidiaries acting as guarantors and additional guarantors;

●	maintain minimum security of 120% of the outstanding facility amount;

●	ensure that Mr. Melisanidis controls at least 26% of our shares;

●	inform the lenders about any actual or proposed purchases; and

●	provide the lenders with financial statements on a semi-annual and annual basis and such other information that the lenders may reasonably request.

Both of our senior secured credit facility and our 2008 senior secured credit facility also contain customary financial covenants requiring us and our subsidiaries to, among other things, ensure that:

●	our book net worth shall not be less than $175.0 million;

●	our ratio of total liabilities to total assets shall not exceed 0.65-to-one; and

●	we maintain additional free liquidity of $25.0 million held with the lender at the end of each month with average minimum daily free liquidity of $10.0 million.

Furthermore, our senior secured credit facility requires us to ensure that our interest coverage ratio is always higher than 1.3 times.

2007 senior secured credit facility.  On December 20, 2007, AMP entered into a syndicated overdraft, guarantee and letter of credit facility with international commercial lenders, our 2007 senior secured credit facility, for working capital and general corporate purposes. Our 2007 senior secured credit facility replaced the guarantee and letter credit line portion of our 2006 senior secured credit facility discussed below. Our 2007 senior secured credit facility in an amount of up to $300.0 million, consisting of a guarantee and/or letter of credit line in an amount of up to $150.0 million and an overdraft facility in an amount of up to $150.0 million. The borrowings under the overdraft facility bore interest at a rate of LIBOR plus a margin of 1.25%.  Documentary and standby letters of credit were subject to commissions of 0.25% and 0.625%, respectively. We replaced our 2007 senior secured credit facility with our 2008 senior secured credit facility discussed above.

2006 secured credit facility.  On December 19, 2006, we entered into our senior secured credit facility with an international commercial lender, or our 2006 senior secured credit facility. Our 2006 senior secured credit facility, as amended, is in an amount of up to $248.4 million, consisting of a guarantee and/or letter of credit line in an amount of up to $100.0 million, revolving overdraft facility in an amount of up to $115.0 million and a newbuilding facility to partially finance the acquisition of five of our new bunkering tankers in an amount of up to $33.4 million (which was used to refinance the secured term loan facility with respect to five newbuildings, dated February 10, 2006, discussed below). The borrowings under the guarantee and/or letter of credit line portion of the 2006 senior secured credit facility bear interest at a rate of LIBOR plus a margin of 1.25% and documentary and standby letters of credit are subject to commissions of 0.25% and 0.625%, respectively.  The newbuilding facility bears interest at LIBOR plus a margin of 1.15% plus additional compliance costs.  On December 21, 2007, we replaced the guarantee and/or letter of credit line and the overdraft facility with the 2007 senior secured credit facility discussed above.  We retained the newbuilding facility portion of the 2006 senior secured credit facility which will have a term of 12 years from approximately the delivery date of each vessel.

As of December 31, 2007, we had $133.0 million outstanding under our 2007 senior secured credit facility and $19.3 million outstanding under our 2006 senior secured credit facility.  As of December 31, 2008, we had $90.0 million outstanding under our 2008 senior secured credit facility and $31.0 million outstanding under our 2006 senior secured credit facility.

Secured term loan with respect to three vessels. On July 8, 2008, we entered into a secured term loan facility with a local bank for an amount of $15.0 million. The facility is collateralized by a first priority mortgage over the vessels, Aegean III, Aegean VIII and Aegean XII and bears interest at LIBOR plus 1.25%. The loan is repayable in 20 equal consecutive quarterly installments plus a balloon payment of $5.0 million payable with the last installment.

The loan is collateralized by:

●	a first priority mortgage over each of the vessels;

●	a first priority pledge over the operating account of each of the three vessel-owning subsidiaries;

●	assignments of earnings, insurances and requisition compensation of each of the mortgaged vessels; and

●	our corporate guarantee.

The loan agreement contains financial covenants requiring us to, among other things, ensure that:

●	market value adjusted net worth is not less than $175.0 million;

●	the minimum liquidity is not less than $25.0 million; and

●	the ratio of total liabilities to total assets shall not exceed 0.65-to-one.

Secured term loan with respect to four newbuildings.  On April 24, 2008, we entered into a syndicated secured term loan with an international bank for an amount of $38.8 million to partially finance the construction costs of the vessels QHS-225, QHS-226, QHS-227 and QHS-228. Each of four tranches of $9.7 million is available in two advances. Each tranche is repayable in 40 equal consecutive quarterly installments plus a balloon payment of $4.3 million payable with the last installment. The first installment of each tranche is repayable three months after the date of drawdown of the respective delivery advance. The loan bears interest at LIBOR plus 1.15% and is secured by the first priority mortgage on the five vessels.

The loan is collateralized by:

●	a first priority mortgage over each of the vessels;

●	assignments of earnings, insurances and requisition compensation of each of the mortgaged vessels; and

●	our corporate guarantee.

The loan agreement contains financial covenants requiring us to, among other things, ensure that:

●	book net worth shall not be less than $175.0 million;

●	the ratio of total liabilities to total assets shall not exceed 0.65-to-one;

●	the current ratio shall not be less than 1.25-to-one; and

●	cash and cash equivalents exceed 50% of all debts and interest becoming due in the next 12 month period, excluding working capital facilities and balloons.

As of December 31, 2008, the outstanding balance of the loan was $15.1 million.

Revolving overdraft credit facility.  On March 11, 2008, we entered into a one year, annually-renewable revolving overdraft facility with a local bank in an amount of $20.0 million. The facility bears interest at LIBOR plus 2.50%.  The facility is secured, among other things, by a first priority mortgage over the vessels, Vera, Sara and Hope.  Furthermore, the credit facility contains financial covenants requiring us, among other things, to ensure that:

●	our market adjusted consolidated book net worth shall not be less than $175.0 million;

●	our ratio of total liabilities to total assets shall not exceed 0.65-to-one, and

●	we maintain free liquidity of no less than $25.0 million.

As of December 31, 2008, we had no amounts outstanding under this facility.

Secured syndicated term loan facility with respect to five newbuildings.    On July 5, 2007, five of our vessel-owning subsidiaries, Andros Marine Inc., Dilos Marine Inc., Ios Marine Inc., Sifnos Marine Inc. and Tinos Marine Inc., as co-borrowers, jointly and severally, entered into a secured credit facility for an aggregate amount of $37.6 million with an international commercial bank to finance the construction of five bunkering tankers, DN-3800-11, DN-3800-12, DN-3800-13, DN-3800-14 and DN-3800-15, respectively. On September 12, 2008, we amended this loan facility and increased the loan amount to $43.2 million.  The amended loan bears interest at the rate of LIBOR plus 1.0%.  Under the terms of the agreement, the borrowers may enter into interest rate swap agreements to hedge their exposure to interest rate risk.

The loan is collateralized by:

●	a first priority mortgage over each of the vessels;

●	assignments of earnings, insurances and requisition compensation of each of the mortgaged vessels; and

●	our corporate guarantee.

Our corporate guarantee contains customary financial covenants requiring us to ensure that:

●	our book net worth shall not be less than $150.0 million;

●	our ratio of total liabilities to total assets shall not exceed 0.65-to-one; and

●	we maintain additional free liquidity of $25.0 million held with the lender at the end of each month with average minimum daily free liquidity of $10.0 million.

Furthermore, we are required to maintain the listing of our shares on the New York Stock Exchange and ensure that Mr. Melisanidis beneficially controls at least 35% of our shares.

The credit facility contains customary financial restrictions on the borrowers, including restrictions on:

●	the minimum value of the collateral;

●	incurrence of debt; and

●	payment of dividends.

The facility, as amended, is available in five tranches of $8.6 million each. Each tranche is repayable in 40 consecutive quarterly installments in the amount of $216,000 each. The first installment of each tranche is repayable three months after the date of drawdown of the final advance.  As of December 31, 2007 and December 31, 2008, the outstanding balance under this loan was $3.1 million and $6.6 million, respectively.

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

The loan is collateralized by:

●	a first priority mortgage over each of the vessels, in favor of the lenders;

●	a corporate guarantee by us and ASI as the holding company of the vessel-owning subsidiaries; and

●	a manager's undertaking from ABS, as the management company of the vessels.

The secured loan imposes certain operating and financial restrictions on the borrowers, including restrictions on:

●	the payment of dividends and the distribution of assets;

●	the incurrence of debt;

●	mergers and consolidations;

●	changes in the business activities that are carried on; and

●
changes in legal and/or ultimate beneficial ownership, provided that after the listing of our shares on the New York Stock Exchange, at least 35% of our shares at all times shall be beneficially owned by our then beneficial owners and our then beneficial owners may not beneficially own in the aggregate fewer of our shares than any other person.

The facility is available in seven tranches of $9.25 million each. Each tranche is repayable in 40 quarterly installments in the amount of $125,000 each, plus a balloon payment of $4.25 million payable together with the last installment. The first installment of each tranche is repayable three months after the date of drawdown of the respective delivery advance.  As of December 31, 2007 and December 31, 2008, the balance on the loan was $11.5 million and $28.0 million, respectively.

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

The loan is collateralized by:

●	a first priority or first preferred ship mortgage over each of the vessels, in favor of the lenders;

●	our corporate guarantee; and

●	a manager's undertaking from ABS, as the management company of the vessels.

The secured loan imposes certain operating and financial restrictions on the borrowers, including restrictions on:

●	the payment of dividends and the distribution of assets;

●	the incurrence of debt;

●	mergers and consolidations;

●	changes in the business activities that are carried on; and

●
changes in legal and/or ultimate beneficial ownership, provided that after the listing of our shares on the New York Stock Exchange, at least 35% of our shares at all times shall be beneficially owned by our then beneficial owners.

The facility is available in two tranches of $8.8 million each. Each tranche is repayable in 40 consecutive quarterly installments in the amount of $154,000 each, plus a balloon payment of $2.64 million payable together with the last installment. The first installment of each tranche is repayable three months after the date of delivery of the respective vessel. As of December 31, 2007 and December 31, 2008, the balance on the loan was $4.5 million and 7.9 million, respectively.

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

The loan is collateralized by:

●	a first priority or first preferred ship mortgage over each of the vessels, in favor of the lenders;

●	a corporate guarantee by us and Aegean Shipholdings Inc., or ASI, as the holding company of the vessel-owning subsidiaries;

●	a manager's undertaking from ABS, as the management company of the vessels; and

●	personal guarantee by a personal guarantor to be agreed upon by the lenders.

The credit facility imposes certain operating and financial restrictions on the borrowers, including restrictions on:

●	the payment of dividends and the distribution of assets;

●	the incurrence of debt;

●	mergers and consolidations;

●	changes in the business activities that are carried on; and

●
changes in legal and/or ultimate beneficial ownership, provided that after the listing of our shares on the New York Stock Exchange, at least 35% of our shares at all times shall be beneficially owned by our then beneficial owners and our then beneficial owners may not beneficially own in the aggregate fewer of our shares than any other person.

The facility is available in three tranches of $8.75 million each. Each tranche is repayable in 40 quarterly installments in the amount of $125,000 each, plus a balloon payment of $3.75 million payable together with the last installment. The first installment of each tranche is repayable three months after the date of drawdown of the respective delivery advance.  As of December 31, 2007 and December 31, 2008, the balance on the loan was $3.8 million and $14.2 million, respectively.

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

Upon the lender's demand, this facility may be collateralized by:

●	a second priority mortgage over one of our vessels, Aegean Flower;

●	a second priority undertaking and assignment to be executed by ABS in favor of the lender; and

●	a corporate guarantee by one of our vessel-owning subsidiaries, Pontos Navigation Inc.

The secured loan imposes certain operating and financial restrictions on the borrowers, including restrictions on:

●	payment of dividends and the distribution of assets;

●	incurrence of debt;

●	the change in legal and/or ultimate beneficial ownership of shares of the five vessel-owning subsidiaries borrowing under this facility, Pontos Navigation Inc. and ABS;

●	merger and consolidation;

●	the acquisition of additional vessels; and

●	changes in the business activities that are carried on.

The facility is available in five tranches of $6.68 million each.  Each tranche is repayable in 48 quarterly installments, first 47 in the amount of $140,000 and the last in the amount of $100,000.  The first installment of each tranche is repayable three months after the date of drawdown of the respective delivery advance.  As of December 31, 2006, the balance on this facility was $4.2 million. As of December 31, 2007 and December 31, 2008, no amounts were outstanding under this credit facility, as it was replaced with the newbuilding facility of our 2006 senior secured credit facility.

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

The loan is collateralized by:

●	a first priority mortgage over each of the vessels;

●	assignments of earnings, insurances and requisition compensation of each of the mortgaged vessels; and

●	corporate guarantees of AMP, ABS and ASI and our corporate guarantee.

Our corporate guarantee contains customary financial covenants requiring us to ensure that:

●	our book net worth shall not be less than $100.0 million;

●	our ratio of total liabilities to total assets shall not exceed 0.65-to-one;

●	our ratio of current assets to current liabilities shall not be less than 1.25-to-one; and

●	our cash and cash equivalents exceed 50% of the debt service being due in the succeeding annual period.

Furthermore, the loan agreement requires that we maintain the listing of our shares on the New York Stock Exchange and under our corporate guarantee we are required to ensure that Messrs. Melisanidis and Georgiopoulos and their families control at least 35% of our shares and no other party holds a larger share.

The credit facility contains customary financial restrictions on the borrowers, including restrictions on:

●	the minimum value of the collateral;

●	incurrence of debt; and

●	payment of dividends.

The facility is available in two tranches of Euro 6.65 million each.  Each tranche is repayable in 40 quarterly installments, first 12 in the amount of Euro 150,000 and the remaining 28 in the amount of Euro 110,000, plus a balloon payment at the end of the term in the amount of Euro 1.77 million. As of December 31, 2007 and December 31, 2008, the balance on the loan was $15.1 million (Euro 10.3 million) and $16.0 million (Euro 11.5 million), respectively.

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

This facility is collateralized by:

●	a first priority charge on an interest bearing cash collateral account of the borrowers; and

●	a corporate guarantee of AMP.

As of December 31, 2007 and December 31, 2008, the balance on this letter of credit facility was $10.2 million and $3.8 million, respectively.

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

The loan is collateralized by:

●	a first priority mortgage over each of the vessels;

●	assignments of earnings, insurances and requisition compensation of each of the mortgaged vessels; and

●	corporate guarantees of ASI and ABS and our corporate guarantee.

Our corporate guarantee contains customary financial covenants requiring us to ensure that:

●	our book net worth shall not be less than $100.0 million;

●	our ratio of total liabilities to total assets shall not exceed 0.65-to-one;

●	our ratio of current assets to current liabilities shall not be less than 1.25-to-one; and

●	our cash and cash equivalents exceed 50% of the debt service being due in the succeeding annual period.

Furthermore, as corporate guarantor we are required to maintain the listing of our shares on the New York Stock Exchange and ensure that Messrs. Melisanidis and Georgiopoulos and their families control at least 35% of our shares and no other party holds a larger share.

The credit facility contains customary financial restrictions on the borrowers, including restrictions on:

●	the minimum value of the collateral;

●	incurrence of debt; and

●	payment of dividends.

The facility is available in five tranches of $7.1 million each.  Each tranche is repayable in 40 quarterly installments, first 30 in the amount of $120,000 and the remaining 10 in the amount of $110,000, plus a balloon payment at the end of the term in the amount of $2.4 million. As of December 31, 2007 and December 31, 2008, the balance on the loan was $17.7 million and $30.3 million, respectively.

Liquidity and Uses of Cash

Cash and cash equivalents, as of December 31, 2007 and 2008 amounted to $2.0 million and $46.9 million, respectively. The table below illustrates our working capital and working capital excluding cash and debt as of December 31, 2007 and 2008. Working capital is defined as current assets less current liabilities.

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

	As of December 31,
	2007	2008
	(in thousands of U.S. dollars)

Working capital	63,529	49,365
Working capital excluding cash and debt	190,212	100,158

During the year ended December 31, 2008, our working capital, excluding cash, restricted cash and debt, decreased to $100.2 million as compared to $190.2 million as of December 31, 2007.  At the same time, our working capital, defined as current assets minus current liabilities, position as of December 31, 2008 declined to $49.4 million from $63.5 million a year ago.  These decreases were primarily attributable to higher earnings and a decrease in the price of marine petroleum products during the last quarter of 2008.

We primarily use our cash to fund marine petroleum product purchases for resale to our customers. Except for transactions with our related company, Aegean Oil, in which we usually have been extended unsecured trade credit, we obtain secured trade credit from our suppliers against a standby letter of credit. In certain cases, we purchase quality marine petroleum products from certain suppliers at discounted prices with cash on or near delivery. Our ability to fund marine petroleum product purchases, obtain trade credit from our suppliers, and provide standby letters of credit is critical to the success of our business. Increases in oil prices negatively impact our liquidity by increasing the amount of cash needed to fund marine petroleum product purchases as well as reducing the volume of marine petroleum products which can be purchased on a secured credit basis from our suppliers.

We also use our cash to fund the acquisition or construction costs of vessels as well as to fund the maintenance cost of these vessels. The following table illustrates the cash paid for the acquisition and construction of vessels and the cash paid for drydocking of our vessels, for the years ended December 31, 2006, 2007 and 2008.

	Year Ended December 31,
	2006	2007	2008
	(in thousands of U.S. dollars)
Payments for net vessel acquisitions	21,995	66,217	21,665
Payments for vessel construction	35,396	55,529	116,990
Payments for drydocking	10,637	3,186	6,890

Payments for vessel acquisitions will continue in the coming years due to our existing commitments on our newbuilding contracts. As of December 31, 2008, one of the 21 bunkering tankers on order has a total construction cost of $8.4 million, seven have a total construction cost of $11.6 million each, four have a total construction cost of $11.0 million each, five have a construction cost of $9.6 million each, and the remaining four have a construction cost of $10.6 million each.  Except for the latter nine contracts (whose supervision contracts have not been signed yet), these costs include newbuilding contracts with the shipyards as well as supervision contracts. Our specialty tanker had an estimated total construction cost of Euro 11.0 million, which included the newbuilding and the supervision contracts. The construction costs of both the bunkering tankers and the specialty tanker are payable in milestones over the duration of the construction of these vessels. The payment schedules for these newbuilding contracts for the bunkering tankers for 2009 and 2010 are $107,653 and $25,330, respectively.

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

Cash Flow

Net Cash Provided By Operating Activities

Net cash provided by operating activities was $136.7 million for the year ended December 31, 2008 as compared to net cash used in operating activities of $128.1 million for 2007. This increase was primarily attributable to higher earnings and a reduction in working capital as a result of the decrease in the price of marine petroleum products during the last quarter of 2008.  Working capital excluding cash and debt decreased by $90.0 million, to a surplus of $100.2 million as of December 31, 2008 compared to a surplus of $190.2 million as of December 31, 2007.

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

Net Cash Used In Investing Activities

Net cash used in investing activities was $135.7 million for the year ended December 31, 2008. During the period, we paid $117.0 million as milestone payments under our newbuilding and engineering contracts and we paid $21.7 million mainly to acquire the secondhand vessels, Aegean III, Aegean VIII, Aegean XII and Aegean Ace. Furthermore, we paid net cash consideration of $9.1 million for our acquisitions of ICS Petroleum Ltd. During 2008, our restricted cash balances decreased by $12.6 million which increased our cash flows by the same amount.

Net cash used in investing activities was $124.7 million for the year ended December 31, 2007. During the period, we paid $55.5 million as milestone payments under our newbuilding and engineering contracts and we paid $66.2 million to acquire the secondhand tankers, Ouranos, Aegean Princess, Hope, Leader, Vera and Sara. Furthermore, we paid net cash consideration of $5.7 million for our acquisitions of Bunkers at Sea and Portland Bunkers International Limited. During 2007, we received $8.3 million in net proceeds upon the sale of Aegean Hellas to an unrelated third party.  Finally, during 2007, our restricted cash balance increased by $5.1 million which reduced our cash flows by the same amount.

Net Cash Provided by Financing Activities

Net cash provided by financing activities was $43.9 million for the year ended December 31, 2008 mainly due to additional drawdowns of $93.6 million under our term loan facilities to finance a portion of the construction costs of our new vessels.  Part of this increase in funding was offset by repayments of long-term debt of $4.1 million and $43.0 million in payments to reduce short-term borrowings.  Furthermore, during the year ended December 31, 2008, we declared and paid dividends of $1.7 million to our shareholders.

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

Not applicable.

D.           Trend information.

During the year ended December 31, 2008, our sales volume of marine fuel increased by 51.3% as compared to the prior year, which was mainly due to sales in our new markets: West Africa, Portland (U.K.), Vancouver, Montreal and Mexico.  We have also expanded our bunkering fleet by taking delivery of six double-hull bunkering tanker newbuildings and acquiring three secondhand double-hull bunkering tankers and two single-hull bunkering barges in 2008.  We expect our growth to continue in 2009 as we expand our business and marine fuel delivery capabilities in existing markets and enter new markets.  We expect to commence operations in Tangiers, Morocco and Trinidad and Tobago in the second quarter of 2009 and expand our fleet by at least 19 new double hull bunkering tankers, for which we have firm orders, during the next two years, and may purchase additional secondhand vessels in the future.

In addition to our bunkering operations, we market and distribute marine lubricants under the Alfa Marine Lubricants brand. In February 2009, we entered into an agreement to join the Sealub Alliance Network, a group recently formed by Gulf Oil Marine Ltd. to collaborate in the marketing and distribution of marine lubricants.  We expect the sales volumes of lubricants to increase in 2009.

In 2008, we have employed our specialty tanker, Maistros, under a contract of affreightment with Aegean Oil for the distribution of gasoline and other refined petroleum products in the Greek islands.  With the delivery of our second specialty tanker, Ostria, we expect our voyage revenues to increase in 2009.

Our success in attracting business has been due, in part, to our willingness to extend trade credit on an unsecured basis to our customers after suitable credit analysis of them.  The recent adverse changes in world credit markets may adversely affect our ability to do business with customers whose creditworthiness may no longer meet our criteria.  Volatily in the price of marine fuel and lubricants may also affect our working capital requirements.

E.           Off-balance sheet arrangements.

We do not have any off-balance sheet arrangements.

F.           Tabular disclosure of contractual obligations.

Contractual Obligations and Commercial Commitments

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2008:

	Within One Year	One to Three Years	Three to Five Years	More than Five Years	Total
	(in millions of U.S. dollars)
Long-term bank debt (excluding interest)	9.4	24.9	29.3	100.0	163.6
Interest on long-term bank debt (1)	7.0	13.0	11.1	19.7	50.8
Minimum purchase commitments (2)	23.2	46.4	46.4	29.0	145.0
Newbuilding contracts—bunkering tankers	99.0	25.3	-	-	124.3
Secondhand–bunkering tankers	2.3	-			2.3
Newbuilding contracts—specialty tankers	6.4	-	-	-	6.4
Total	147.3	109.6	86.8	148.7	492.4

(1)
Our long-term bank debt outstanding as of December 31, 2008 bears variable interest at margin over LIBOR. The calculation of variable rate interest payments is based on an actual weighted average rate of 4.35% for the year ended December 31, 2008, adjusted upward by 10 basis points for each year thereafter.

(2)
In the normal course of business, we have entered into long-term contracts with reputable suppliers such as government refineries or major oil producers. The contractual commitments set forth in the above table include the minimum purchase requirements in our contract with Aegean Oil. The minimum purchase requirements provided for in our contract with Aegean Oil have been calculated by multiplying the minimum monthly volumes of marine fuel specified in the contract by an indicative market price based on quoted PLATTS prices as of December 31, 2008.

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of such financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions and conditions.

Critical accounting policies are those that reflect significant judgments of uncertainties and potentially result in materially different results under different assumptions and conditions. We have described below what we believe to be our most critical accounting policies, because they generally involve a comparatively higher degree of judgment in their application. For a description of all our significant accounting policies, see Note 2 to our consolidated financial statements included herein.

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

We continuously monitor collections and payments from our customers and maintain a provision for estimated credit losses based upon our historical experience with our customers, current market and industry conditions of our customers, and any specific customer collection issues that we have identified. Accounts and notes receivable are reduced by an allowance for amounts that may become uncollectible in the future. At the end of each reporting period, we calculate an allowance for doubtful accounts based on an aging schedule where we apply set percentages to categories of overdue trade receivables. These set percentages are based on historical experience and currently available management information on customer accounts. Furthermore, we provide appropriate allowances for any specific customer collection issue we identify which allowance is calculated on a case-by-case basis. Trade receivables are written off when it becomes apparent based upon age or customer circumstances that such amounts will not be collected.

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

We estimate the useful lives for our bunkering tankers to be 30 years from date of initial delivery from the shipyard.  Furthermore, we estimate the useful life of our floating storage facilities to be 30 years from the date of acquisition. We estimate the residual scrap values of our vessels to be $175 per light-weight ton. We form these estimates based on our experience and the prevailing practices of other companies in the bunkering and shipping industries.

An increase in the estimated useful life of a tanker or in its estimated residual value would have the effect of decreasing the annual depreciation charge and extending it into later periods. A decrease in the estimated useful life of a tanker or in its estimated residual value would have the effect of increasing the annual depreciation charge. A 20% decrease in the remaining estimated useful lives of our vessels would increase our depreciation charge for the year ended December 31, 2008 by $3.1million.

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

	Average Number of Vessels		Drydock Costs
Year Ended December 31,	Bunkering	Non-bunkering	As Reported	As Incurred
			(in thousands of U.S. dollars)
2006	11.1	1.3	1,684	10,637
2007	13.5	1.7	3,172	3,186
2008	22.7	4.8	3,640	6,890

The table above discloses the average number of vessels that we have owned in each of the periods presented and the drydock costs that we have reported. In the future, depending on the date a newly-purchased secondhand vessel is drydocked prior to its delivery to us, we may pay drydocking costs and incur subsequent amortization expense of these costs sooner after delivery than if the vessel had been owned by us throughout its life. This would increase our average drydocking expenses in periods immediately following the acquisition.

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

Name	Age	Position
Peter C. Georgiopoulos	48	Chairman of the Board, Class B Director
Yiannis N. Papanicolaou	57	Class A Director

Konstantinos D. Koutsomitopoulos	41	Class A Director
John P. Tavlarios	47	Class B Director
Spyridon Fokas	54	General Counsel and Corporate Secretary, Class B Director
Abel L. Rasterhoff	69	Class C Director

Name	Age	Position
George Konomos	70	Class C Director
E. Nikolas Tavlarios	46	President
Dimitris Melisanidis	58	Head of Corporate Development
Spyros Gianniotis	48	Chief Financial Officer
Gregory Robolakis	50	General Manager, Aegean Marine Petroleum S.A.
Nikolas Hondos	55	General Manager, Aegean Bunkering Services Inc.
_______________
The business address of each of our executive officers and directors is 42 Hatzikyriakou Avenue, Piraeus 185 38 Athens, Greece.

Our board of directors is divided into three classes, as nearly equal in number as possible, with each director serving a three-year term and one class being elected at each year's annual meeting of shareholders. Class A Directors' term expires in 2010.  Class B Directors' term expires in 2011. Class C Directors' term expires in 2009.

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

Konstantinos D. Koutsomitopoulos has served as a member of our board of directors since May 2008 and as a member of the compensation and nominating and corporate governance committees. Mr. Koutsomitopoulos currently serves as an independent consultant to various companies. From October 2004 to May 2007, Mr. Koutsomitopoulos was employed at Diana Shipping Inc., a publicly traded company with shares listed on the New York Stock Exchange. While at Diana, he served as President and Head of Corporate Development from March 2006 to May 2007, and as Chief Financial Officer and Treasurer from February 2005 to March 2006. Mr. Koutsomitopoulos joined Pegasus Shipping Inc. in 1992. From 1997 to 2003, he was responsible for chartering, sales and purchasing and assisting in financing activities of the company, holding the positions of Chief Executive Officer and, subsequently, Director. Mr. Koutsomitopoulos holds a bachelor's degree in economics from the University of Athens and a master's degree in shipping, trade and finance from City University Business School in London.

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

Abel L. Rasterhoff  has served as a member of our board of directors and as the chairman of our nominating and corporate governance committee and a member of our audit committee since December 2006. Mr. Rasterhoff has also served as a member of the compensation committee since February 2007.  Mr. Rasterhoff is also a director of Capital Product Partners, L.P., a company quoted on the Nasdaq Global Market, and President of the national Netherlands-England Society. From 2004 to 2005, Mr. Rasterhoff served on the supervisory board of Stichting Garantiefonds Reisgelden in the Netherlands and as an advisor to the TUI Nederland Pension Fund. Mr. Rasterhoff was a Member of the Executive Board and Chief Financial Officer of TUI Nederland, the largest Dutch tour operator, from 2001 to 2004 and from 1998 to 2000. He also served on the Executive Board of Connexxion, the government owned public transport company, on an interim basis for six months in 2001. From 1991 to 1997, Mr. Rasterhoff was a Director and Vice President, Finance and Planning, for Shell International Trading and Shipping Company Limited. During this period he also served as a Board Member of the Securities and Futures Authority (SFA) in London. In 1997, Mr. Rasterhoff retired after a 30-year career at various Royal Dutch Shell companies, where he was extensively involved in the shipping industry. From 1981 to 1984, Mr. Rasterhoff was Managing Director of Shell Tankers B.V., Vice Chairman and Chairman-elect of the Dutch Council of Shipping and a Member of the Dutch Government Advisory Committee on the North Sea. Mr. Rasterhoff holds a graduate degree in business economics from the University of Groningen in the Netherlands.

George Konomos has served as a member of our board of directors and as the chairman of our audit committee since November 2008. Currently, Mr. Konomos is a Senior Advisor with Latigo Partners L.P., an alternative asset manager and serves on the Board of Directors of General Maritime Corporation. From 2000 to 2005, Mr. Konomos was the Co-Portfolio Manager at Mellon-HBV Rediscovered Opportunities Fund. Mr. Konomos' experience prior to joining Mellon-HBV includes 11 years as an Investment Manager at Baker Nye Investments, service as a senior advisor to the World Bank on privatizations and financial restructurings of state-owned companies and a 14-year career in investment banking at Lehman Brothers and Samuel Montague & Co. Mr. Konomos holds a bachelor's degree in economics from the University of Arizona, a master's degree in economics from American University and a juris doctor degree from George Washington University Law School.

E. Nikolas Tavlarios has served as our President since December 2006. From 2003 to 2006, Mr. Tavlarios served as Vice President of General Maritime Management LLC, a tanker operating subsidiary of General Maritime where he oversaw business development and maintained relationships with commercial representatives of major oil companies. From 2000 to 2003, Mr. Tavlarios was Vice President of Sales and Administration at Universal Services Group. From 1998 to 2000, Mr. Tavlarios served as Executive Director of Rockefeller Center for Tishman Speyer Properties. Prior to 1998, Mr. Tavlarios was a Surveyor for the American Bureau of Shipping. Mr. Tavlarios is a member of the American Bureau of Shipping and of the Det Norske Veritas (DNV) North American committee. Mr. Tavlarios holds a bachelor's degree in marine transportation from State University of New York Maritime College and a master's degree in business administration from St. John's University. Mr. Tavlarios is the brother of John P. Tavlarios.

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

Spyros Gianniotis has served as our Chief Financial Officer since September 2008. Prior to joining our Company, Mr. Gianniotis served as the Head of Shipping at Piraeus Bank SA, holding the title of Assistant General Manager. From 2001 to 2005 Mr. Gianniotis served on the board of Capes Investment Corporation, a privately-owned drybulk company. Between 1989 and 2001, Mr. Gianniotis was at Citigroup, both in New York and Athens, holding a number of positions within corporate and shipping finance. He holds a bachelor's degree in economics and sociology from Queens College (CUNY), a master's degrees in transportation management from Maritime College (SUNY) and in business administration from Wagner College, New York, and an executive certificate from Pace University.

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

Nikolas Hondos has been the General Manager of our subsidiary Aegean Bunkering Services Inc. from January 2007 and is responsible for the operations of our bunkering tanker fleet. Prior to joining our Company, Mr. Hondos served as Chief Executive Officer of tanker operators Athenian Sea Carriers Ltd, a position he held since 1999. From 1994 to 1999 Mr. Hondos was Director of Business Development at American Bureau of Shipping Marine Services, in charge of Europe and Middle East. Prior to this engagement, Mr. Hondos was a Production Manager at NEORION Shipyards (Syros Island) in Greece. Mr. Hondos holds a diploma in naval architecture and marine engineering from the National Technical University in Athens.

Framework Agreement

On July 19, 2006, Leveret and AMPNInvest, entered into a Framework Agreement which, as amended, affects our management and governance. Pursuant to the Framework Agreement, Leveret and AMPNInvest agreed to identify, mutually agree and elect seven members to serve on our board of directors effective upon the closing of the initial public offering. Under the Framework Agreement, the majority of the members of our board of directors are required to meet the independence standards established by the New York Stock Exchange. Leveret and AMPNInvest agreed that Mr. Georgiopoulos would serve as the Chairman of our board and Mr. Melisanidis would refrain from serving on our board of directors during the term of the Framework Agreement. Leveret and AMPNInvest also agreed that AMPNInvest would name the chairs of our audit committee and our nominating and corporate governance committee and propose and agree with Leveret on the identities of our executive officers and that Leveret and AMPNInvest would cause our board of directors to appoint such officers. The Framework Agreement also provides that Leveret and AMPNInvest will vote in favor of our board, including the independent directors, and the nominees of our board for the duration of the Framework Agreement. The Framework Agreement further provides that during its term, Leveret and AMPNInvest will vote on all matters in accordance with our board's recommendations and will cause our board of directors to appoint independent members to our board committees. Leveret and AMPNInvest have also agreed to approve an equity incentive plan covering our directors, officers, employees and consultants and to cause our Company to enter into an employment or a consulting agreement with Mr. Melisanidis.

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

B.           Compensation

The aggregate annual compensation paid to our executive officers was $2.3 million for the year ended December 31, 2008. We also paid $0.3 million to our non-executive directors during the year ended December 31, 2008. Furthermore, our executive officers and directors received an aggregate of 68,238 restricted shares pursuant to our equity incentive plan during the year ended December 31, 2008. In addition, each director is reimbursed for out-of-pocket expenses incurred attending any meeting of the board of directors or any committee of the board of directors. We do not maintain a medical, dental or retirement plan for our directors. Officers who also serve as directors do not receive additional compensation for their services as directors.

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

Audit Committee

Our audit committee is comprised of three independent members of our board of directors. The committee is responsible for, among other things, making recommendations concerning the engagement of our independent public accountants, reviewing with the independent public accountants the plans and results of the audit engagement, approving professional services provided by the independent public accountants, reviewing the independence of the independent public accountants, considering the range of audit and non-audit fees and reviewing the adequacy of our internal accounting controls.  Our audit committee is comprised of Messrs. Konomos, Rasterhoff and Papanicolaou. Mr. Konomos serves as the chairman of the audit committee.

Compensation Committee

Our compensation committee is comprised of three independent members of our board of directors. The committee is responsible for determining compensation for our executive officers and other employees and administering our compensation programs. Our compensation committee is comprised of Messrs. Papanicolaou, Koutsomitopoulos and Rasterhoff. Mr. Papanicolaou serves as the chairman of the compensation committee.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee is comprised of two independent members of our board of directors. The committee is responsible for identifying and recommending qualified candidates for board membership to the board of directors. Our nominating and corporate governance committee is comprised of Messrs. Rasterhoff and Koutsomitopoulos. Mr. Rasterhoff serves as the chairman of the nominating and corporate governance committee.

D.           Employees

As of December 31, 2008, we had approximately 715 employees, including approximately 203 shoreside personnel, and approximately 512 shipboard personnel employed on our vessels. Our Greek shoreside employees are subject to Greek national collective bargaining agreements, which set minimum standards of their employment. Our Greek shipboard personnel is also subject to these standards. Our Filipino crew members are also subject to a collective bargaining agreement with the Philippine Government that sets their minimum standards of employment. We consider our employee relations to be satisfactory.

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

Equity Incentive Plan

We have adopted an equity incentive plan, which we refer to as the Plan, under which our officers, key employees and directors may be eligible to receive options to acquire shares of common stock. We have reserved a total of 4,053,500 shares of common stock for issuance under the Plan. The compensation committee of our board of directors administers the Plan. Under the terms of the Plan, the compensation committee of may grant new options exercisable at a price per common share to be determined by our board of directors but in no event less than fair market value as of the date of grant. The Plan also permits our compensation committee to award restricted stock, restricted stock units, non-qualified stock options, stock appreciation rights, dividend equivalent rights, unrestricted stock, and performance shares. The Plan expires in December 2016, or ten years from the completion of our initial public offering.  As of December 31, 2008, we granted an aggregate of 379,875 restricted shares pursuant to the Plan to certain of our employees, executive officers and directors.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

A.           Major shareholders.

The following table presents certain information regarding (1) the beneficial owner of more than 5% of the shares of common stock and (2) the total amount of common stock beneficially owned by all of our directors and executive officers, other than Messrs. Melisanidis, Georgiopoulos and John Tavlarios, as a group in each case as of March 31, 2009.

Name	Number	Percentage

Dimitris Melisanidis (1)	15,148,031	35.2%

Peter C. Georgiopoulos	4,265,250	9.9%

FMR LLC (2)	3,506,743	8.2%

Rainier Investment Management (2)	2,748,075	6.4%

Steinberg Asset Management (2)	2,740,990	6.4%

John P. Tavlarios (3)	1,119,444	2.6%

Other directors and executive officers as a group	242,550	*
_________________
*	Less than 1%

(1)	Mr. Melisanidis beneficially owns 60,000 shares in his individual capacity and 15,088,031 shares through Leveret International Inc., a Liberian corporation controlled by Mr. Melisanidis.

(2)	The beneficial ownership is based on latest available filing on Schedule 13G made or other relevant filings made with the U.S. Securities and Exchange Commission.

(3)	Includes shares owned by a trust for the benefit of members of Mr. Tavlarios's family.

Our principal shareholders will have the same voting rights as other holders of our shares of common stock.

As of March 31, 2009, there were 13 record holders in the United States holding approximately 64.1% of the issued and outstanding shares of our common stock.

B.           Related party transactions.

Aegean Oil S.A.

Marine Fuel Supply Service Agreement.    On April 1, 2005, we entered into a new marine fuel supply service agreement with Aegean Oil, a related company owned and controlled by members of Mr. Melisanidis' family. Mr. Melisanidis may also be deemed a control person of Aegean Oil for United States securities law purposes, but Mr. Melisanidis disclaims such control. Aegean Oil is engaged in the downstream gasoline market in Greece and is licensed as a trader and physical supplier of marine petroleum products in Greece. Aegean Oil is managed by a full-time executive team and has no common management with us. Under the terms of this agreement, Aegean Oil sells and delivers marine petroleum products to our customers within Greek territorial waters. We must purchase and Aegean Oil must sell to us a minimum quantity of marine petroleum products but neither party is required to transact for more than a maximum quantity. Aegean Oil sells the marine petroleum products at an amount equal to its purchase costs from selected Greek refineries plus a margin that is reviewed and negotiated with us annually. Payments are made within 30 calendar days from the date of receipt of the invoices, with a penalty of 10% imposed on late payments. Under this agreement, we are required to provide security by way of a standby letter of credit or other mutually acceptable guarantee in relation to any outstanding balance. This agreement terminates on March 31, 2015 unless any of the following situations occur prior to the termination date: (i) Aegean Oil's petroleum trading license terminates or is revoked by the Greek authorities, in which case Aegean Oil may elect to terminate the agreement (ii) upon the breach by any party in the performance of any of its obligations, as defined in the agreement, in which case the non-breaching party may elect to terminate the agreement, or (iii) upon the liquidation or bankruptcy of any party, in which case the agreement terminates automatically. We have a unilateral right to terminate the agreement by serving 12 months written notice upon our decision to cease supply activities in the territory.

Prior to entering into the new marine fuel supply service agreement, we were a party to a bunkering supply and representation agreement with Aegean Oil, which we entered into on December 30, 1999, as amended on September 25, 2000. Pursuant to the bunkering supply and representation agreement, Aegean Oil sold and delivered marine petroleum products to our customers within Greek territorial waters. Under the terms of the agreement, we paid Aegean Oil an amount equal to its purchase costs of marine petroleum products from selected Greek refineries plus a margin which was reviewed and negotiated monthly. During the years ended December 31, 2006, 2007 and 2008 we purchased marine petroleum products from Aegean Oil in the amount of $155.0 million, $159.9 million and $351.5 million,  respectively.

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

Bunkering Agreement.  On July 31, 2008, we have entered into a bunkering agreement with Aegean Oil.  Pursuant to the bunkering agreement, Aegean Oil provides bunkering services on our behalf in the port of Piraeus and other Greek ports.  Under the agreement, we pay a barging fee of $40,000 per month, per vessel used.  During the year ended December 31, 2008, we had paid $0.7 million under the bunkering agreement.

Bareboat Charters.  On July 31, 2008, we have entered into a bareboat charters with Aegean Oil for the charter of Aegean III, Aegean VIII, Aegean XII, and Aegean Rose.  Under the bareboat agreements, Aegean Oil pays us a bareboat fee of $1,000 per vessel, per day. During the year ended December 31, 2008, we have received $0.4 million in bareboat payments from Aegean Oil.

Contract of Affreightment.  On October 1, 2008, we had entered into a contract of affreightment with Aegean Oil for the employment of our specialty tanker, Maistros.  Pursuant to this agreement, Aegean Oil has agreed to annually ship 55,000 cubic meters of petroleum products at Euro 70 ($91) per cubic meter.  During the year ended December 31, 2008, under the contract of affreightment, we have received $1.4 million in payments from Aegean Oil.

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

Management of Vessels.    Prior to January 1, 2004, Aegean Shipping provided us with a wide range of shipping services such as technical support and maintenance, insurance arrangement and handling, financial and accounting services, in exchange for a management fee. Effective January 1, 2004, our subsidiary, Aegean Bunkering Services Inc. assumed the role of fleet manager for all of our bunkering tankers. However, Aegean Shipping had managed our Aframax tanker prior to its sale. We incurred management fees which for the years ended December 31, 2006, 2007 and 2008 amounted to $0.2 million, $0.1 million and $0, respectively.

Sale of Marine Petroleum Products.    Aegean Shipping purchases marine fuel and lubricants from us. Our sales of marine petroleum products to Aegean Shipping for the years ended December 31, 2006, 2007 and 2008 amounted to $13.1 million, $13.5 million and $9.6 million, respectively.

Vessel Sales and Purchases. On July 31, 2008, we purchased three double hull bunkering tankers, Aegean III, Aegean VIII and Aegean XII from Aegean Shipping for the aggregate purchase price of $18.7 million.

On January 17, 2006, the date of delivery of a newly-purchased secondhand double hull bunkering tanker with a cargo-carrying capacity of 11,538 dwt, Omega Af Donso, we sold this vessel to Aegean Shipping for its purchase price of $6.2 million. On May 5, 2006, the date of delivery of a newly-purchased secondhand double hull bunkering tanker with a cargo-carrying capacity of 14,329 dwt, Trapper, we sold this vessel to Aegean Shipping for its purchase price of $6.7 million. We did not recognize any gain or loss on the sale of these two bunkering tankers to Aegean Shipping.

Leveret International Inc. and AMPNInvest LLC

Short Term Financing Agreements.    We have entered into four short-term financing agreements with Leveret dated July 25, 2006, March 23, 2006, March 13, 2006 and February 10, 2006 for $5.0 million, $4.7 million, $0.43 million and $0.67 million, respectively. We entered into these agreements mainly to (i) partially finance the construction costs of our new bunkering tankers and specialty tankers, (ii) to finance the acquisition costs associated with certain secondhand bunkering tankers, and (iii) to finance working capital requirements. These loans were unsecured, bear no interest and were payable upon demand.  On December 18, 2006, the then-outstanding cumulative balance under these facilities was fully repaid and the agreements were terminated.

Registration Rights Agreement.    On December 13, 2006, we entered into a registration rights agreement with Leveret and AMPNInvest, our then-existing shareholders, pursuant to which we granted Leveret and AMPNInvest, and certain of its transferees, the right, under certain circumstances and subject to certain restrictions, including restrictions included in the lock-up agreements, to require us an aggregate of three times to register under the Securities Act shares of our common stock held by Leveret and Messrs. Georgiopoulos and Tavlarios, AMPNInvest's successor-in-interest. Under the registration rights agreement, Leveret and Messrs. Georgiopoulos and Tavlarios have the right to request us an aggregate of three times to register the sale of shares held by each of them on their behalf and may require us to make available shelf registration statements permitting sales of shares into the market from time to time over an extended period. In addition, Leveret and Messrs. Georgiopoulos and Tavlarios have the ability to exercise certain piggyback registration rights. All expenses relating to registration will be borne by the Company. Currently, Leveret owns 15,088,031 shares and Messrs. Georgiopoulos and John Tavlarios own respectively 4,205,250 and 1,119,444 shares entitled to these registration rights.

Other Related Parties

Sale of Marine Petroleum Products to General Maritime Corporation.    General Maritime Corporation, or General Maritime, a tanker company, purchases marine fuel and lubricants from us. Mr. Georgiopoulos, our Chairman of the Board and shareholder, serves as Chairman of the Board of General Maritime, and Mr. Tavlarios, our director and shareholder, is the President, Chief Executive Officer and a member of the board of directors of General Maritime and Mr. Konomos, our director, is a member of the board of directors of General Maritime. Our sales of marine petroleum products to General Maritime for the years ended December 31, 2006, 2007 and 2008 amounted to $1.7 million, $1.2 million and $1.3 million, respectively.

Office Lease.     We lease an office at 299 Park Avenue, New York, New York 10171, from General Maritime.  Our lease currently expires on December 31, 2009.  We pay an average monthly rental, which includes services that General Maritime provides for us, of approximately $2,000.

Legal Services.    We have retained Mr. Spyridon Fokas, our director, general counsel and corporate secretary to provide legal services from time to time.  The legal services rendered by Mr. Fokas's firm included advice on general corporate formation matters as well as ship and corporate financings.

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

ITEM 8.                   FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

See Item 18.

Dividend Distribution Policy

Our policy is to pay regular cash dividends on a quarterly basis on shares of our common stock so long as we have sufficient capital or earnings to do so. While we cannot assure you that we will do so, and subject to, among other things, legal requirements, our ability to obtain financing on terms acceptable to us and our ability to satisfy financial covenants contained in our financing arrangements, we paid dividends of $0.01 per share in March, June, September and December 2008 for the fourth quarter of 2007 and the first, second and third quarters of 2008, respectively. We anticipate retaining most of our future earnings, if any, for use in our operations and the expansion of our business. Any further determination as to dividend policy will be made by our board of directors and will depend on a number of factors, including the requirements of Marshall Islands law, our future earnings, capital requirements, financial condition and future prospects and such other factors as our board of directors may deem relevant.

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

Our ability to pay dividends is also subject to our ability to satisfy financial covenants contained in our financing arrangements. Under our senior secured credit facility we are prohibited from paying dividends if, among other things, (i) an event of default has occurred or will occur as a result of the payment of the dividend; (ii) our book net worth is less than $175.0 million; (iii) our ratio of total liabilities to total assets exceeds 0.65-to-one; or (iv) we fail to maintain free liquidity of $25.0 million in an account at our lender's bank at the end of each month with average minimum daily free liquidity of $10.0 million.

B.           Significant Changes.

There have been no significant changes since the date of the annual consolidated financial statements included in this report.

ITEM 9.                   THE OFFER AND THE LISTING

A.           Offer and Listing Details.

Shares of our common stock commenced trading on the New York Stock Exchange on December 8, 2006 under the symbol "ANW".

The high and low market prices of shares of our common stock on the New York Stock Exchange since December 8, 2006 are as follows:

For the Period	Low	High
December 8 to December 31, 2006	$14.53	$17.44
Year ended December 31, 2007	$13.70	$48.63
Year ended December 31, 2008	$7.93	$40.69
First Quarter 2007	$13.70	$17.70
Second Quarter 2007	$14.97	$19.89
Third Quarter 2007	$17.96	$37.00
Fourth Quarter 2007	$32.87	$48.63
First Quarter 2008	$25.54	$38.12
Second Quarter 2008	$35.26	$40.69
Third Quarter 2008	$20.80	$40.00
Fourth Quarter 2008	$7.93	$21.32
First Quarter 2009	$14.01	$19.92
Second Quarter 2009*	$15.39	$18.51
October 2008	$9.19	$21.32
November 2008	$7.93	$13.19
December 2008	$9.55	$16.96
January 2009	$14.36	$18.25
February 2009	$14.01	$19.87
March 2009	$14.01	$19.92
April 2009* _____________ * Through April 20, 2009.	$15.39	$18.51

B.           Plan of Distribution

Not applicable

C.           Markets.

Shares of our common stock are trading on the New York Stock Exchange under the symbol "ANW".

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

C.           Material contracts.

As of December 31, 2008, we had debt obligations under our credit facilities.  We refer you to the discussion in the section of this report entitled "Operating and Financial Review and Prospects—Liquidity and capital resources—Credit Facilities" for a description of our credit facilities.  Other than our credit facilities, there were no material contracts, other than contracts entered into in the ordinary course of business, to which the Company was a party during the two year period immediately preceding the date of this report.

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

If any portion of our income is treated as Effectively Connected Income, then such income will be subject to corporate income tax and branch profits tax at a combined rate of 54.5%.

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

Distributions

Subject to the discussion under the heading "Passive Foreign Investment Company," any distributions made by us with respect to our common shares to a U.S. Holder will generally constitute dividends, which may be taxable as ordinary income or "qualified dividend income" as described in more detail below, to the extent of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Distributions in excess of our earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder's tax basis in our common shares on a dollar- for- dollar basis and thereafter as capital gain. Because we are not a United States corporation, U.S. Holders that are corporations will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. Dividends paid with respect to our common shares will generally be treated as "passive category income" (or, in the case of certain types of U.S. Holders, "general category income") for purposes of computing allowable foreign tax credits for United States foreign tax credit purposes.

Dividends paid on our common shares to a U.S. Holder who is an individual, trust or estate, or a U.S. Individual Holder, will generally be treated as "qualified dividend income" that is taxable to such U.S. Individual Holders at preferential tax rates (through 2010) provided that (1) the common shares are readily tradable on an established securities market in the United States (such as the New York Stock Exchange on which our common shares are traded); (2) we are not a passive foreign investment company for the taxable year during which the dividend is paid or the immediately preceding taxable year (which we do not believe we are, have been or will be); (3) the U.S. Individual Holder has owned the common shares for more than 60 days in the 121-day period beginning 60 days before the date on which the common shares become ex-dividend; and (4) the U.S. Individual Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. There is no assurance that any dividends paid on our common shares will be eligible for these preferential rates in the hands of a U.S. Individual Holder. Any dividends paid by us that are not eligible for these preferential rates (including dividends paid to U.S. Holders other than U.S. Individual Holders) will be taxed as ordinary income.  Legislation has previously been introduced in the U.S. Congress which, if enacted in its present form, would preclude dividends received on our common shares after the date of enactment from qualifying for such preferential rates.

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

Sale, Exchange or Other Disposition of Common Shares

A U.S. Holder generally will recognize realize taxable gain or loss upon a sale, exchange or other disposition of our common shares in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder's tax basis in such stock. Subject to the discussion under the heading "Passive Foreign Investment Company" below, such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder's holding period is greater than one year at the time of the sale, exchange or other disposition. Such capital gain or loss will generally be treated as U.S.-source income or loss, as applicable, for U.S. foreign tax credit purposes. A U.S. Holder's ability to deduct capital losses is subject to certain limitations.

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

Sale, Exchange or Other Disposition of Common Shares

Non-U.S. Holders generally will not be subject to United States federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of our common shares, unless:

●	the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and other conditions are met; or

●
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

Other Taxes

In addition to the tax consequences discussed above, we may be subject to tax in one or more other jurisdictions where we conduct activities.  Although we currently do not pay a material amount of tax in any jurisdiction in which we operate, there can be no assurance that this will not change.

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

Price Risk

Our price risk has been minimal because we have generally purchased inventory for which we have already had a binding sales contract in place. We generally do not fix future prices for delivery of fuel in excess of one week and our suppliers generally use average PLATTS pricing in their calculation of cost prices to us. Accordingly, our exposure to price risk has covered a period of only a few days. In Gibraltar, West Africa, the United Kingdom and the UAE, we operate storage facilities and we currently import and store cargos of marine fuel prior to resale to customers. Accordingly, in Gibraltar, West Africa, the United Kingdom and the UAE, we purchased fuel before entering into a binding sales contract with a customer. We believe that our exposure to price risk in these locations covers a period of one to two weeks. In view of our minimal price risk, we have not entered into derivative contracts, swaps or futures to mitigate the risk of market price fluctuations in marine fuel. Our policy is to not use fuel related derivative financial instruments for speculative purposes.

In the future, we may enter into long-term fixed price sales commitments, which fix the prices of future fuel sales. Furthermore, we may use cargo storage in our other service centers or we might import larger cargos of fuel for storage, which would increase our oil price risk. Furthermore, in the future, we might execute cargo trading transactions to arbitrage the price of marine fuel, which method would increase our oil price risk. Finally, we may enter into derivative contracts in the forms of swaps or futures in order to mitigate the risk of market price fluctuations in marine fuel.

Interest Rate Risk

Historically, we have been subject to market risks relating to changes in interest rates because we have had significant amounts of floating rate long-term debt and short-term borrowings outstanding. During the year ended December 31, 2008, we paid interest on this debt based on LIBOR plus an average spread of 1.23% on our bank loans. A one percent increase in LIBOR would have increased our interest expense for the year ended December 31, 2008 from $12.9 million to $14.6 million. We have considerable exposure to interest rate changes because we expect to have long-term bank debt outstanding in order to partially finance the construction of our bunkering and specialty tankers as well as short-term borrowings outstanding in the form of a line of credit under our new senior secured credit facility for working capital purposes which will be used to cover any periodic working capital requirements. We expect to repay these borrowings on a periodic basis using cash flows from operations.

At any time and from time to time, we may enter into derivative contracts, including interest rate swaps, to hedge a portion of our exposure to variability in our floating rate long-term debt.

Exchange Rate Risk

We have conducted the vast majority of our business transactions in U.S. dollars. We have purchased marine petroleum products in the international oil and gas markets and our vessels have operated in international shipping markets; both these international markets transact business primarily in U.S. dollars. Accordingly, our total revenues have been fully denominated in U.S. dollars and our cost of marine petroleum products, which, for the year ended December 31, 2008, comprised approximately 98.0% of our total operating expenses have been denominated in U.S. dollars. Our balance sheet is mainly comprised of dollar-denominated assets including trade receivables, inventories and the cost of vessels, and liabilities including trade payables, short-term borrowings and long-term loans. Our foreign exchange losses in recent periods have mainly arisen from the translation of assets and liabilities of our service centers that are denominated in local currency. Accordingly, the impact of foreign exchange fluctuations on our consolidated statements of income has been minimal.

Should we enter certain markets where payments and receipts are denominated in local currency or should either the international oil and gas markets or the international shipping markets change their base currency from the U.S. dollar to another international currency such as the Euro, the impact on our dollar-denominated consolidated statements of income may be significant.

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

We evaluated the effectiveness of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities and Exchange Act of 1934) as of December 31, 2008.  Based on that evaluation, our President and the Chief Financial Officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports filed under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. The Company believes that a system of controls, no matter how well designed and operated, cannot provide assurance that the objectives of the controls are met, and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within a company have been detected.

(b)           Management's annual report on internal control over financial reporting.

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) promulgated under the Securities Exchange Act of 1934.

Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Securities Exchange Act of 1934 as a process designed by, or under the supervision of, the Company's principal executive and principal financial officers and effected by the Company's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

●	Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

●
Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of Company's management and directors; and

●	Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

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

Management with the participation of our President and Chief Financial Officer assessed the effectiveness of the design and operation of the Company's internal controls over financial reporting pursuant to Rule 13a-15 of the Securities Exchange Act of 1934, as of December 31, 2008. Based upon that evaluation, our President and Chief Financial Officer concluded that the Company's internal controls over financial reporting are effective as of December 31, 2008.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2008 has been audited by Deloitte Hadjipavlou Sofianos & Cambanis S.A, an independent registered public accounting firm.

(c)           Attestation report of the registered public accounting firm.

The registered public accounting firm that audited the consolidated financial statements, Deloitte Hadjipavlou Sofianos & Cambanis S.A, has issued an attestation report on the Company's internal control over financial reporting, appearing on page F-3 of the financial statements filed as a part of this report, and is incorporated herein by reference.

(d)           Changes in internal control over financial reporting.

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially effected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

In accordance with the rules of the New York Stock Exchange, the exchange on which our common stock is listed, the Company has appointed an audit committee whose members as of December 31, 2008 are Messrs.  Konomos, Rasterhoff and Papanicolaou.  Mr. Konomos  has been determined to be a financial expert by our board of directors and independent, as that term is defined in the listing standards.

ITEM 16B.	CODE OF ETHICS

The Company has adopted a code of ethics that applies to its principal executive officer, principal financial officer, principal accounting officer and persons performing similar functions. A copy of our code of ethics has been filed as an exhibit to the Company's annual report on Form 20-F for the fiscal year ended December 31, 2006 and is also available on our website at www.ampni.com.  We will also provide a hard copy of our code of ethics free of charge upon written request of a shareholder.

Shareholders may also request a copy of our code of ethics at no cost, by writing or telephoning us at the following address:

Aegean Marine Petroleum Network Inc.
42 Hatzikyriakou Avenue
Piraeus 185 38 Athens
Greece
Telephone: 011 30 210 458-6200

ITEM 16C.	PRINCIPAL ACCOUNTING FEES AND SERVICES

Our principal accountants for the years ended December 31, 2006, 2007 and 2008 were Deloitte Hadjipavlou Sofianos & Cambanis S.A.  The aggregate audit fees billed to us for the years ended December 31, 2006, 2007 and 2008 were $0.3 million, $0.6 million, and $0.5 million, respectively.  There were $0.1 million and $50,000 tax fees and audit-related fees, respectively, incurred by us during 2008.  There were no audit-related, tax or other fees billed to us during 2006 and 2007.

ITEM 16D.	EXEMPTIONS FROM LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASES

None.

ITEM 16F.	CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

None.

ITEM 16G.	CORPORATE GOVERNANCE

Pursuant to an exception for foreign private issuers, we, as a Marshall Islands company, are not required to comply with the corporate governance practices followed by U.S. companies under the NYSE listing standards.  We believe that our established practices in the area of corporate governance are in line with the spirit of the NYSE standards and provide adequate protection to our shareholders.  In this respect, we have voluntarily adopted NYSE required practices, such as (a) having a majority of independent directors, (b) establishing audit, compensation and nominating committees and (c) adopting a Code of Ethics.

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

Information about our corporate governance practices may also be found on our website, http://www.ampni.com, under "Investor Relations/Corporate Governance."

PART III

ITEM 17.	FINANCIAL STATEMENTS

See Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The financial statements, together with the report of Deloitte Hadjipavlou Sofianos & Cambanis S.A. thereon, are set forth on pages F-1 through F-35 and are filed as a part of this report.

ITEM 19.	EXHIBITS

Exhibit Number	Description

1.1	Amended and Restated Articles of Incorporation of Aegean Marine Petroleum Network Inc.*

1.2	Amended and Restated Bylaws of Aegean Marine Petroleum Network Inc.*

2.1	Form of common share certificate of Aegean Marine Petroleum Network Inc.*

4.1	Form of Registration Rights Agreement*

Exhibit Number	Description

4.2	Amended and Restated 2006 Stock Incentive Plan**

4.3	Form of shipbuilding contract for construction of one 3,500 dwt product oil tanker with Fujian Southeast Shipyard, as amended*

4.4	Form of contract for design, building supervision, representation, procurement of machines and supplies, and turn-key delivery of a 3,500 dwt product tanker with IOTA Corporation*

4.5	Form of shipbuilding contract for the design, construction, sale and purchase of a 2,400 dwt double hull product oil tanker with ro-ro facility with Severnav S.A.*

4.6	Marine Fuel Supply Service Agreement, dated April 1, 2005, by and between Aegean Marine Petroleum S.A. and Aegean Oil S.A.*

4.7	Form of License Agreement by and between Aegean Oil S.A. and Aegean Marine Petroleum Network Inc.*

4.8
Loan Agreement, dated August 30, 2005, by and among Aegean Baltic Bank S.A. and HSH Nordbank AG, as Lenders, and Kithnos Maritime, Inc., Naxos Maritime Inc., Paros Maritime Inc. and Serifos Maritime Inc., as Borrowers*

4.9	Form of contract for design, building supervision, representation, procurement of machines and supplies, and turn-key delivery of a 5,500 dwt product tanker with IOTA Corporation*

4.10	Option Agreement, dated January 13, 2006, by and between Aegean Bunkering Services Inc. and Qingdao Hyundai Shipbuilding Co. Ltd., as amended*

4.11	Financial Agreement, dated October 26, 2005, by and among Aegean Baltic Bank S.A. and HSH Nordbank AG, as Lenders, and Dynamic Corp. and Sea Global S.A., as Borrowers*

4.12
Loan Agreement, dated February 10, 2006, by and among The Royal Bank of Scotland plc, as Lender, and Amorgos Maritime Inc., Kimolos Maritime Inc., Milos Maritime Inc., Mykonos Maritime Inc. and Syros Maritime Inc., as Borrowers*

Exhibit Number	Description

4.13	Framework Agreement, dated July 19, 2006, by and between Leveret International Inc. and AMPNInvest LLC, as amended*

4.14	Form of shipbuilding contract for construction of one 5,500 dwt product oil tanker with Qingdao Hyundai Shipbuilding Co. Ltd.*

4.15	Loan Agreement, dated October 25, 2006, by and among Aegean Baltic Bank S.A. and HSH Nordbank AG, as Lenders, and Eton Marine Ltd., Benmore Services S.A. and Ingram Enterprises Co., as Borrowers*

4.16	Loan Agreement, dated October 27, 2006, by and among National Bank of Greece S.A., as Lender, and Tasman Seaways Inc. and Santon Limited, as Borrowers*

4.17
Loan Agreement, dated October 30, 2006, by and among Aegean Baltic Bank S.A. and HSH Nordbank AG, as Lenders, and Kerkyra Marine S.A., Ithaki Marine S.A., Cephallonia Marine S.A., Paxoi Marine S.A., Zakynthos Marine S.A., Lefkas Marine S.A. and Kythira Marine S.A., as Borrowers*

4.18	Loan Agreement, dated December 19, 2006, by and among The Royal Bank of Scotland plc, as Lender, and Aegean Marine Petroleum Network Inc. and Aegean Marine Petroleum S.A., as Borrowers, as amended***

4.19
Supplemental Agreement, dated June 8, 2007 relating to loan agreement dated August 30, 2005, by and among Aegean Baltic Bank S.A. and HSH Nordbank AG, as Lenders, and Kithnos Maritime, Inc., Naxos Maritime Inc., Paros Maritime Inc. and Serifos Maritime Inc., as Borrowers***

4.20
Supplemental Agreement, dated June 13, 2007 relating to a loan agreement, dated October 30, 2006, by and among Aegean Baltic Bank S.A. and HSH Nordbank AG, as Lenders, and Kerkyra Marine S.A., Ithaki Marine S.A., Cephallonia Marine S.A., Paxoi Marine S.A., Zakynthos Marine S.A., Lefkas Marine S.A. and Kythira Marine S.A., as Borrowers***

4.21
Loan Agreement, dated July 5, 2007, by and among The Royal Bank of Scotland Plc, as Lender, and Andros Marine Inc., Dilos Marine Inc., Ios Marine Inc., Sifnos Marine Inc. and Tinos Marine Inc., as Borrowers, as amended and supplemented

4.22	Form of shipbuilding contract for construction of one 3,800 dwt product oil tanker with Fujian Southeast Shipyard, as amended***

4.23	Loan Agreement, dated December 20, 2007, by and among The Royal Bank of Scotland Plc, as Lender, and Aegean Marine Petroleum S.A., as Borrower****
4.24	Revolving Overdraft Credit Facility, dated March 11, 2008, by and among Piraeus Bank A.E., as Lender, and Milos I Maritime Inc., Baldwin Management Co. and Vera Navigation S.A., as Borrowers

4.25
Loan Agreement, dated April 24, 2008, by and among Aegean Baltic Bank S.A. and HSH Nordbank AG, as Lenders, and Kassos Navigation S.A., Tilos Navigation S.A., Symi Navigation S.A. and Halki Navigation S.A., as Borrowers

4.26	Loan Agreement, dated July 8, 2008, by and among Piraeus Bank A.E., as Lender, and Aegean Bunkering Services Inc., as Borrower

4.27	Loan Agreement, dated September 30, 2008, by and among The Royal Bank of Scotland Plc and HSH Nordbank AG, as Lenders, and Aegean Marine Petroleum S.A., as Borrower, as amended and supplemented

8.1	List of Subsidiaries

11.1	Code of Ethics*****

12.1	Rule 13a-14(a)/15d-14(a) Certification of Principal Executive Officer

12.2	Rule 13a-14(a)/15d-14(a) Certification of Principal Financial Officer

13.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350

13.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350
_____________
*	Filed as an exhibit to the Company's Registration Statement on Form F-1, Registration No. 333-129768 and incorporated by reference herein.

**	Incorporated by reference to Exhibit 1 to the Company's Current Report on Form 6-K furnished on September 14, 2007.

***	Filed as an exhibit to the Company's Registration Statement on Form F-1, Registration No. 333-146918 and incorporated by reference herein.

****	Incorporated by reference to Exhibit 4.40 to the Company's Annual Report on Form 20-F filed on April 17, 2008.

*****	Incorporated by reference to Exhibit 11.1 to the Company's Annual Report on Form 20-F filed on May 25, 2007.

AEGEAN MARINE PETROLEUM NETWORK INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Aegean Marine Petroleum Network Inc.

Majuro, Republic of the Marshall Islands

We have audited the accompanying consolidated balance sheets of Aegean Marine Petroleum Network Inc. and subsidiaries (the "Company") as of December 31, 2008 and 2007, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2008.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Aegean Marine Petroleum Network Inc. and subsidiaries as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 9, 2009 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ Deloitte.
Hadjipavlou, Sofianos & Cambanis S.A.

Athens, Greece

April 9, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Aegean Marine Petroleum Network Inc.

Majuro, Republic of the Marshall Islands

We have audited the internal control over financial reporting of Aegean Marine Petroleum Network Inc. and subsidiaries (the "Company") as of December 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting.  Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2008 of the Company and our report dated April 9, 2009 expressed an unqualified opinion on those financial statements.

/s/ Deloitte.
Hadjipavlou, Sofianos & Cambanis S.A.

Athens, Greece

April 9, 2009

AEGEAN MARINE PETROLEUM NETWORK INC.
CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2007 AND 2008

(Expressed in thousands of U.S. dollars – except for share and per share data)

	December 31,
	2007	2008

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$1,967	$46,927
Trade receivables, net of allowance for doubtful accounts of $1,603 and $1,323, as of December 31, 2007 and 2008, respectively	191,654	131,266
Due from related companies (Note 4)	3,686	2,501
Inventories (Note 5)	97,140	55,330
Prepayments and other current assets (Note 10)	12,417	13,731
Restricted cash (Note 2)	8,000	1,632
Total current assets	314,864	251,387

FIXED ASSETS:
Advances for vessels under construction and acquisitions (Note 6)	84,378	113,564
Vessels, cost (Notes 7, 12 and 20)	149,866	260,741
Vessels, accumulated depreciation (Notes 7, 12 and 20)	(14,312)	(26,606)
Vessels' net book value	135,554	234,135
Other fixed assets, net (Notes 8 and 20)	1,431	1,681
Total fixed assets	221,363	349,380

OTHER NON-CURRENT ASSETS:
Restricted cash (Notes 2 and 12)	10,171	3,838
Deferred charges, net (Note 9)	8,869	12,440
Concession agreement (Note 3)	7,720	7,407
Goodwill (Note 3)	3,943	17,431
Other non-current assets	27	24
Total assets	$566,957	$641,907

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Short-term borrowings (Note 11)	$133,000	$90,000
Current portion of long-term debt (Note 12)	3,650	9,352
Trade payables to third parties	77,862	67,817
Trade payables to related companies (Note 4)	27,193	22,462
Other payables to related companies	160	187
Accrued and other current liabilities	9,470	12,204
Total current liabilities	251,335	202,022

LONG-TERM DEBT, net of current portion (Note 12)	71,381	154,269
OTHER NON-CURRENT LIABILITIES	516	613
COMMITMENTS AND CONTINGENCIES (Note 13)	-	-

STOCKHOLDERS' EQUITY:
Preferred stock, $0.01 par value; 25,000,000 shares authorized, none issued	-	-
Common stock, $0.01 par value; 100,000,000 shares authorized at December 31, 2007 and 2008; 42,461,428 and 42,543,608 shares, issued and outstanding at December 31, 2007 and 2008, respectively (Note 17)	425	425
Additional paid-in capital (Note 17)	187,795	190,658
Accumulated other comprehensive income (Note 20)	-	211
Retained earnings	55,505	93,709
Total stockholders' equity	243,725	285,003

Total liabilities and stockholders' equity	$566,957	$641,907

The accompanying notes are an integral part of these consolidated financial statements

AEGEAN MARINE PETROLEUM NETWORK INC.
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(Expressed in thousands of U.S. dollars – except for share and per share data)

	For the Year Ended December 31,
	2006	2007	2008

REVENUES:
Sales of marine petroleum products – third parties (Note 21)	$775,816	$1,331,144	$2,757,181
Sales of marine petroleum products – related companies (Notes 4 and 21)	14,841	14,705	10,886
Voyage revenues	11,639	5,758	1,379
Other revenues	1,516	1,266	8,526
Total revenues	803,812	1,352,873	2,777,972

OPERATING EXPENSES:
Cost of marine petroleum products sold – third parties	573,615	1,091,769	2,242,911
Cost of marine petroleum products sold – related companies (Note 4)	155,022	159,943	351,532
Salaries, wages and related costs	12,871	24,363	41,666
Depreciation (Notes 7 and 8)	4,240	6,373	12,604
Amortization of drydocking costs (Note 9)	1,684	3,172	3,640
Amortization of concession agreement (Note 3)	-	52	313
Management fees (Note 4)	223	54	-
Gain on sale of vessel (Note 7)	-	(2,693)	-
Other operating expenses (Note 14)	25,697	39,042	73,157

Total operating expenses	773,352	1,322,075	2,725,823

Operating income	30,460	30,798	52,149

OTHER INCOME/(EXPENSE):
Write-off of deferred IPO costs	(1,588)	-	-
Interest and finance costs (Notes 11, 12 and 15)	(5,207)	(3,473)	(12,377)
Interest income	976	1,990	501
Foreign exchange gains (losses), net	(414)	(1,569)	1,521
	(6,233)	(3,052)	(10,355)

Income before income taxes	24,227	27,746	41,794

Income taxes (Note 19)	(2)	(8)	(1,879)

Net income	$24,225	$27,738	$39,915

Basic earnings per common share	$0.84	$0.65	$0.94
Diluted earnings per common share	$0.84	$0.65	$0.94

Weighted average number of shares, basic	28,954,521	42,417,111	42,497,450
Weighted average number of shares, diluted	28,954,622	42,505,704	42,625,801

The accompanying notes are an integral part of these consolidated financial statements

AEGEAN MARINE PETROLEUM NETWORK INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(Expressed in thousands of U.S. dollars – except for share and per share data)

	Common Stock		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total
	# of Shares	Par Value

BALANCE, December 31, 2005	28,035,000	$280	-	$9,247	-	$9,527

- Net income	-	-	-	24,225	-	24,225
- Dividends declared and paid ($0.14 per share)	-	-	-	(4,000)	-	(4,000)
- Issuance of common stock (par value $0.01, at $14.00)	14,375,000	144	185,065	-	-	185,209
- Share-based compensation (Note 16)	-	-	38	-	-	38

BALANCE, December 31, 2006	42,410,000	$424	$185,103	$29,472	-	$214,999

- Net income	-	-	-	27,738	-	27,738
- Dividends declared and paid ($0.04 per share)	-	-	-	(1,705)	-	(1,705)
- Issuance of common stock in connection with an acquisition	20,000	-	773	-	-	773
- Share-based compensation (Note 16)	31,428	1	1,919	-	-	1,920

BALANCE, December 31, 2007	42,461,428	$425	$187,795	$55,505	-	$243,725

- Net income	-	-	-	39,915	-	39,915
- Dividends declared and paid ($0.04 per share)	-	-	-	(1,711)	-	(1,711)
- Share-based compensation (Note 16)	82,180	-	2,863	-	-	2,863
- Foreign currency translation adjustment(Note 20)	-	-	-	-	211	211

BALANCE, December 31, 2008	42,543,608	$425	$190,658	$93,709	$211	$285,003

The accompanying notes are an integral part of these consolidated financial statements

AEGEAN MARINE PETROLEUM NETWORK INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(Expressed in thousands of U.S. dollars)

	For the Year Ended December 31,
	2006	2007	2008
Cash flows from operating activities:
Net income	$24,225	$27,738	$39,915
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	4,240	6,373	12,604
Provision for (release of) doubtful accounts	412	497	(280)
Share-based compensation	38	1,920	2,863
Amortization	1,855	3,457	4,783
Provision for income taxes	2	8	1,879
Gain on sale of vessel	-	(2,693)	-
Other non-cash charges	-	-	(136)
(Increase) decrease in:
Trade receivables	(985)	(115,707)	87,228
Due from related companies	6,346	(3,217)	1,185
Inventories	(24,250)	(65,205)	44,550
Prepayments and other current assets	(1,836)	(9,414)	(1,187)
Increase (decrease) in:
Trade payables	12,897	27,213	(35,680)
Other payables to related companies	18	35	27
Accrued and other current liabilities	3,781	3,743	(14,314)
Decrease (increase) in other non-current assets	870	(10)	93
Increase in other non-current liabilities	88	320	97
Payments for drydocking	(10,637)	(3,186)	(6,890)
Net cash provided by (used in) operating activities	17,064	(128,128)	136,737

Cash flows from investing activities:
Advances for vessels under construction	(35,396)	(55,529)	(116,990)
Advances for vessel acquisitions	(34,895)	(66,217)	(21,665)
Corporate acquisitions, net of cash acquired	-	(5,728)	(9,065)
Net proceeds from sale of vessels	12,900	8,276	-
Purchase of other fixed assets	(83)	(409)	(549)
Decrease in restricted cash	2,284	2,915	14,234
Increase in restricted cash	-	(8,000)	(1,632)
Net cash used in investing activities	(55,190)	(124,692)	(135,667)

Cash flows from financing activities:
Proceeds from long-term debt	41,714	41,815	93,636
Repayment of long-term debt	(42,866)	(280)	(4,120)
Net change in short-term borrowings	(42,993)	133,000	(43,000)
Net change in short-term related company borrowings	(23,595)	-	-
Financing costs paid	(520)	(468)	(915)
IPO proceeds, net of issuance costs	185,209	-	-
Dividends paid	(4,000)	(1,705)	(1,711)
Net cash provided by financing activities	112,949	172,362	43,890

Net increase (decrease) in cash and cash equivalents	74,823	(80,458)	44,960
Cash and cash equivalents at beginning of year	7,602	82,425	1,967
Cash and cash equivalents at end of year	$82,425	$1,967	$46,927

SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid during the year for interest:	$5,777	$3,935	$12,638
Cash paid during the year for income taxes:	$18	$8	-
Shares issued to acquire a business:	-	$773	-

The accompanying notes are an integral part of these consolidated financial statements

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

1.      Basis of Presentation:

The accompanying consolidated financial statements include the accounts of Aegean Marine Petroleum Network Inc. (hereinafter referred to as "Aegean") and its subsidiaries (Aegean and its subsidiaries are hereinafter collectively referred to as the "Company"). The Company is an independent physical supplier and marketer of refined marine fuel and lubricants to ships in port and at sea.

Aegean was formed on June 6, 2005, under the laws of the Republic of the Marshall Islands, for the purpose of acquiring all outstanding common shares of companies owned, directly and indirectly, by Leveret International Inc. ("Leveret"), which is a personal holding company owned and controlled by Aegean's founder and Head of Corporate Development, Mr. Dimitris Melisanidis. The transaction described above constitutes a reorganization of companies under common control, and has been accounted for in a manner similar to a pooling of interests. Accordingly, the consolidated financial statements of the Company have been presented giving retroactive effect to the transaction described above, using consolidated historical carrying costs of the assets and liabilities.

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

(b)	Service Centers, which monitor and support the logistical aspects of each order in their respective geographical locations.

Company Name	Country of Incorporation	Date of Incorporation
Aegean Marine Petroleum LLC (the "UAE Service Center")*	United Arab Emirates	07/26/2000
Aegean Bunkering Gibraltar Ltd. (the "Gibraltar Service Center")	Gibraltar	08/07/1997
Aegean Bunkering Jamaica Ltd. (the "Jamaica Service Center")	Jamaica	11/25/2004
Aegean Bunkering (Singapore) Pte. Ltd. (the "Singapore Service Center")	Singapore	06/07/2005
Aegean Bunkering (Ghana) Limited (the "West Africa Service Center")	Ghana	05/18/2007
Aegean Bunkers at Sea NV (the "NW Europe Service Center")****	Belgium	12/16/1999
Portland Bunkers International Ltd. (the "UK Service Center")	United Kingdom	12/13/1999
ICS Petroleum LTD – Vancouver***	Canada	11/25/1985
ICS Petroleum (Montreal) LTD	Canada	06/03/1986
West Coast Fuel Transport – Mexico**	Canada	09/10/1990

* Also, the owner of the Aegean Flower, a 6,523 dwt (built in 2001) oil products tanker purchased on January 5, 2004

** Also, the owner of PT 25, a 2,560 dwt (built in 1988) oil products barge purchased on July 1, 2008

*** Also, the owner of PT 36, a 3,730 dwt (built in 1980) oil products barge purchased on July 1, 2008

**** Also, the owner of  Sara, a 7,389 dwt (built in 1990) oil products tanker purchased on October 9, 2007

(c)
Aegean Bunkering Services Inc. (the "Manager") was incorporated in the Marshall Islands on July 11, 2003 and provides all the vessel-owning companies listed below with a wide range of shipping services such as technical support and maintenance, insurance arrangement and handling, financial administration and accounting services.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

1.      Basis of Presentation: (Continued)

(d)	Vessel-owning companies with operating vessels:

		Vessel Details
Company Name	Date of Incorporation	Vessel Name	Year Built	Size (dwt)	Date Acquired
Aegean Seven Maritime Inc. ("Aegean VII")	01/20/1998	Aegean VII	1984	3,892	02/04/1998
Venus Holding Company ("Venus")	10/13/1999	Aegean IX	1976	4,999	06/14/2001
Clyde I Shipping Corp. ("Clyde")	05/10/2004	Aegean Tulip	1993	4,853	05/20/2004
Aegean Tiffany Shipping Pte. Ltd. ("Tiffany")	05/10/2004	Aegean Tiffany	2004	2,747	07/07/2004
Aegean Breeze Shipping Pte. Ltd. ("Breeze")	03/27/2006	Aegean Breeze I	2004	2,747	07/07/2004
Aegean X Maritime Inc. ("Aegean X")	08/31/2004	Aegean X	1982	6,400	08/31/2004
Carnaby Navigation Inc. ("Carnaby")	12/14/2005	Aegean Pride I	1982	11,538	12/20/2005
Baltic Navigation Company ("Baltic")	09/19/2005	Aegean Force	1980	6,679	07/25/2006
Mare Vision S.A. ("Mare")	11/01/2005	Aegean XI	1984	11,050	05/03/2006
Aegean Tanking S.A. ("Tanking")	07/12/2006	Fos	1981	67,980	09/05/2006
Vera Navigation S.A. ("Vera")	09/14/2007	Vera	1985	3,720	10/09/2007
Milos I Maritime Inc. ("Milos I")	01/28/2005	Hope	1980	10,597	08/24/2007
Ouranos Tanking S.A. ("Ouranos")	02/09/2007	Ouranos	1983	67,980	02/20/2007
Sea Breezer Marine S.A. ("Sea Breezer")	04/02/2004	Aegean Princess	1991	7,030	05/25/2007
Milos Shipping Pte. Ltd. ("Milos")	11/23/2006	Milos	2007	4,626	06/29/2007
Serifos Shipping Pte. Ltd. ("Serifos")	11/23/2006	Serifos	2007	4,664	11/20/2007
Pontos Navigation Inc. ("Pontos")	09/09/2002	Leader	1985	83,890	09/21/2007
Mykonos I Maritime Inc. ("Mykonos I")	01/28/2005	Mykonos	2008	4,626	06/25/2008
Santorini I Maritime Inc. ("Santorini I")	01/28/2005	Santorini	2008	4,629	09/26/2008
Amorgos Maritime Inc. ("Amorgos")	01/28/2005	Amorgos	2007	4,664	12/21/2007
Eton Marine Ltd. ("Eton")	12/21/2005	Patmos	2008	6,262	11/18/2008
Kithnos Maritime Inc. ("Kithnos")	01/28/2005	Kithnos	2007	4,626	11/30/2007
Paros Shipping Pte. Ltd. ("Paros")	01/28/2005	Paros	2008	4,629	11/25/2008
Kimolos Shipping Pte. Ltd. ("Kimolos")	01/28/2005	Kimolos	2008	4,664	03/04/2008
Syros I Maritime Inc. ("Syros I")	01/28/2005	Syros	2008	4,596	04/21/2008
Nevado Navigation SA ("Orion")	04/10/2008	Orion	1991	550	05/29/2008

(e)	Vessel-owning companies with vessels under construction:

		Vessel Details
Company Name	Date of Incorporation	Hull Number	Size (dwt)
Naxos Marine Inc. ("Naxos")	01/28/2005	DN-3500-10	4,600
Andros Marine Inc. ("Andros")	02/21/2007	DN-3800-11	4,600
Dilos Marine Inc. ("Dilos")	02/21/2007	DN-3800-12	4,600
Ios Marine Inc. ("Ios")	02/21/2007	DN-3800-13	4,600
Sifnos Marine Inc. ("Sifnos")	02/21/2007	DN-3800-14	4,600
Tinos Marine Inc. ("Tinos")	02/21/2007	DN-3800-15	4,600
Ocean Dynamic Corp. ("Ocean")	05/27/2005	N 2230007	2,400
Kerkyra Marine S.A. ("Kerkyra")	09/26/2006	QHS 207	5,500
Ithaki Marine S.A. ("Ithaki")	09/26/2006	QHS 208	5,500
Cephallonia Marine S.A. ("Cephallonia")	09/26/2006	QHS 209	5,500
Paxoi Marine S.A. ("Paxoi")	09/26/2006	QHS 210	5,500
Zakynthos Marine S.A. ("Zakynthos")	09/27/2006	QHS 215	5,500
Lefkas Marine S.A. ("Lefkas")	09/26/2006	QHS 216	5,500
Kythira Marine S.A. ("Kythira")	09/26/2006	QHS 217	5,500
Tasman Seaways Inc. ("Tasman")	12/21/2005	QHS 221	5,500
Benmore Services S.A. ("Benmore")	12/21/2005	QHS 222	5,500
Ingram Enterprises Co. ("Ingram")	01/10/2006	QHS 223	5,500
Santon Limited ("Santon")	01/10/2006	QHS 224	5,500
Kassos Navigation SA ("Kassos")	02/14/2008	QHS 225	5,500
Tilos Navigation SA ("Tilos")	02/14/2008	QHS 226	5,500
Halki Navigation SA ("Halki")	02/14/2008	QHS 227	5,500
Symi Navigation SA ("Symi")	02/14/2008	QHS 228	5,500

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

1.      Basis of Presentation: (Continued)

(f)
Aegean Management Services M.C. was incorporated in Piraeus on February 20, 2008 and provides all the vessel-maritime companies listed below with a wide range of shipping services such us technical support for ISM purposes, insurance arrangement and handling and accounting services.

(g)	Vessel-maritime companies with operating vessels:

		Vessel Details
Company Name	Date of Incorporation	Vessel Name	Year Built	Size (dwt)	Date Acquired

Aegean Maistros Maritime Company ("Maistros")	11/21/2007	Aegean Maistros	2008	2,454	04/09/2008
Aegean Rose Maritime Company	12/02/2002	Aegean Rose	1988	4,935	01/21/2003
Aegean Daisy Maritime Company	12/02/2002	Aegean Daisy	1988	4,935	01/21/2003
Aegean Ship III Maritime Company	06/23/2008	Aegean III	1990	2,973	07/08/2008
Aegean Ship VIII Maritime Company	06/23/2008	Aegean VIII	1989	2,973	07/08/2008
Aegean Ship XII Maritime Company	06/23/2008	Aegean XII	1979	3,680	07/08/2008

(h)	Other companies with material assets and/or liabilities:

Company Name	Date of Incorporation	Country of Incorporation	Activity
Aegean Investments S.A. ("Aegean Investments")	11/05/2003	Marshall Islands	Holding company
Aegean Oil (USA), LLC ("Aegean USA")	04/07/2005	United States	Marketing office
Aegean Petroleum International Inc.	02/22/2008	Marshall Islands	Fuel commerce

As of December 31, 2007 and 2008, Aegean's ownership interest in all the above subsidiaries, except for the UAE Service Center, amounted to 100%.

During the years ended December 31, 2006, 2007 and 2008, no one customer individually accounted for more than 10% of the Company's total revenues.

2.      Significant Accounting Policies:

Principles of Combination and Consolidation: The consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles and include for each of the three years in the period ended December 31, 2008, the accounts and operating results of the Company. Intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates: The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Other Comprehensive Income: The provisions of Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income," require separate presentation of certain transactions that are recorded directly as components of stockholders' equity. During 2008, the Company reported cumulative translation adjustments in accumulated other comprehensive income, arising from the translation of the financial statements of its Euro functional currency subsidiaries into U.S. dollars. As of December 31, 2007 and December 31, 2008, the amount of cumulative translation adjustments was $0 and $ 211, respectively.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

2.      Significant Accounting Policies: (Continued)

Foreign Currency Transactions: The functional currency of Aegean and its material subsidiaries is the U.S. dollar because the Company purchases and sells marine petroleum products in the international oil and gas markets and because the Company's vessels operate in international shipping markets; both of these international markets transact business primarily in U.S. dollars. The Company's accounting records are maintained in U.S. dollars. Transactions involving other currencies during the year are converted into U.S. dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities denominated in other currencies are adjusted to reflect the year-end exchange rates. Resulting gains or losses are reflected separately in the accompanying consolidated statements of income. In accordance with the Statement of Financial Accounting Standards ("SFAS") No. 52, "Foreign Currency       Translation", the financial statements of its Euro functional currency subsidiaries have been converted to U.S. dollars by the application of the translation method (current rate method).  All assets and liabilities are translated using the current exchange rate.  Shareholders equity accounts are translated using historical rates.  Revenues and expenses are translated using the weighted average exchange rate.  Exchange differences on the translation of entities with functional currencies other than the US dollar, are recognized directly in the foreign currency translation reserve as other comprehensive income.

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

Trade Receivables, net:  Management is responsible for approving credit to customers, setting and maintaining credit standards, and managing the overall quality of the credit portfolio. The Company performs ongoing credit evaluations of its customers based upon payment history and the assessments of customers' credit worthiness. The Company generally provides payment terms of approximately 30 days. The Company continuously monitors collections and payments from its customers and maintains a provision for estimated credit losses based upon its historical experience with its customers, current market conditions of its customers, and any specific customer collection issues. Accounts receivable are reduced by an allowance for amounts that may become uncollectible in the future. The Company had accounts receivable of $ 193,257, and $132,589 before allowances for bad debts of $1,603 and $1,323 as of December 31, 2007 and 2008, respectively.

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

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
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

Intangible Assets: Intangible assets consist of a concession agreement in the United Kingdom and a goodwill. In connection with the acquisition of Portland Bunkers International Limited, the Company recorded an identifiable intangible asset, a concession agreement which conveys to the Company an exclusive right to perform bunkering operations in the port of Portland over a specified period of time. This asset is being amortized over its useful life.

Goodwill is not amortized, but reviewed as of December 31 of each year for impairment. The Company tests for goodwill impairment using the two-step process described in SFAS No. 142. The first step is a screen for potential impairment, while the second step measures the amount of impairment. Fair values are derived using discounted cash flow analysis.

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

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
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

Repairs and Maintenance: All vessel repair and maintenance expenses, including major overhauling (which are non-scheduled repairs and maintenance work undertaken on a vessel's engine) and underwater inspections are expensed in the year incurred. Such costs are included in other operating expenses in the accompanying consolidated statements of income.

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

Earnings per Common Share: Basic earnings per common share are computed by dividing net income available to common stockholders by the weighted average number of common shares deemed outstanding during the year. Diluted earnings per common share reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised.

Derivatives: SFAS No. 133, as amended, establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value, with changes in the derivatives' fair value recognized currently in earnings unless specific hedge accounting criteria are met. During the three-year period ended December 31, 2008, the Company did not engage in any transaction involving derivative instruments or have any hedging activities.

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

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
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

Recent Accounting Pronouncements:

Non Controlling Interests. In December 2007, the Financial Accounting Standards Board ("FASB") issued SFAS No. 160, "Non controlling Interests in Consolidated Financial Statements, an amendment of ARB No. 51".  This Statement establishes accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. This statement is effective as of the beginning of the first fiscal year that begins after December 15, 2008. The adoption of this standard is not expected to have a material effect on the consolidated financial statements.

Fair Value of Financial Instruments. In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities ("SFAS 159").  SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value, with changes in fair value recognized in earnings.  SFAS 159 is effective as of the beginning of the first fiscal year that begins after November 15, 2007.  The adoption of SFAS 159 did not have a material impact on the Company's financial statements.

Fair Value Measurements. In September 2006, the FASB issued SFAS No. 157 "Fair Value Measurements" ("SFAS 157"). This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This statement does not require any new fair value measurements, but applies under other accounting pronouncements that require or permit fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The adoption of SFAS 157 did not have a material impact on the Company's financial statements. FSP FAS 157-2 defers the Statement's effective date for certain nonfinancial assets and liabilities to fiscal years beginning after November15, 2008, and interim periods within those years.

Hybrid Financial Instruments. In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments—an amendment of FASB Statements No. 133 and 140" ("SFAS 155").  SFAS 155 amends SFAS 133 and SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". SFAS 155 resolves issues addressed in SFAS 133 Implementation Issue No. D1, "Application of Statement 133 to Beneficial Interests in Securitized Financial Assets."  SFAS 155 was effective for the Company for all financial instruments acquired or issued after January 1, 2007 and did not have a material impact on the Company's financial statements.

Business Combinations. In December 2007, the FASB issued SFAS No. 141(R), "Business Combinations" ("SFAS No. 141(R)"). The Statement is a revision of SFAS No. 141, "Business Combinations", issued in June 2001 and is designed to improve the relevance, representational fairness and comparability and information that a reporting entity provides about a business combination and its effects. The Statement establishes principles and requirements for how the acquirer recognizes assets, liabilities and non-controlling interests, how to recognize and measure goodwill and the disclosures to be made. SFAS No. 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. As the provisions of SFAS 141R are applied prospectively, the impact to the Company cannot be determined until the transactions occur.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

2.      Significant Accounting Policies: (Continued)

Disclosures about Derivative Instruments and Hedging Activities. In March 2008 the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities" ("SFAS No. 161").  The new standard is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity's financial position, financial performance, and cash flows.  It is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008.  The adoption of this standard is not expected to have a material effect on the consolidated financial statements.

Determination of the Useful Life of Intangible Assets. In April 2008, the FASB issued FSP No. FAS 142-3, "Determination of the Useful Life of Intangible Assets" ("FSP No. FAS 142-3"). FSP No. FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142") in order to improve the consistency between the useful life of a recognized intangible asset under SFAS No. 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS No. 141(R), "Business Combinations" ("SFAS No. 141(R)"), and other GAAP. FSP No. FAS 142-3 is effective for fiscal years beginning after December 15, 2008. The adoption of FSP No. FAS 142-3 will not have a material impact on the Company's Consolidated Financial Statements.

Hierarchy of Generally Accepted Accounting Principles. In May 2008 the FASB issued SFAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles" ("FASB No. 162").  The new standard identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements.  This statement is effective sixty days following the SEC's approval of the Public Company Accounting Oversight Board amendments to AU Section 411, "The meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles". The adoption of SFAS No. 162 did not have a material impact on the Company's financial statements.

On June 16, 2008, the FASB issued FSP EITF 03-6-1 Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities. The FASB concluded that all unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings per share pursuant to the two-class method. The FSP is effective for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is prohibited. The Company will adopt this FSP in 2009 and will present earnings per share pursuant to the two-class method.

Useful Life of Intangible Assets. In April 2008, the FASB issued FASB Staff Position 142-3, "Determination of the Useful Life of Intangible Assets", (FSP 142-3). FSP 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, "Goodwill and Other Intangible Assets". FSP 142-3 shall be effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years, with early adoption prohibited. The adoption of the provisions of FSP 142-3 is not expected to have a material impact on the Company's financial statements.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

3.      Significant Acquisitions:

On October 9, 2007, the Company acquired all of the outstanding share capital of Bunkers at Sea NV ("BAS"), a marine fuel logistics company incorporated in Belgium, for a total consideration of $4,764 (excluding direct acquisition costs). BAS purchased, sold and delivered marine fuel to end users such as shipping companies (which complements Aegean's business) and performed these functions in Northwestern Europe where Aegean previously had no presence. The Company entered into this transaction on the premise that Aegean's financial strength and fleet of double-hull tankers, coupled with BAS's local knowledge, will increase Aegean's market share in the Northwestern European offshore bunkering market.

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

Goodwill constitutes a premium paid by the Company over the fair value of the net assets of ICS, which is attributable to anticipated benefits from ICS's unique position in the markets in which it operates.

No acquired identifiable intangible assets were recognized as part of the purchase price allocation.

The following table presents the unaudited proforma results as if the acquisition had occurred at the beginning of each of the years ended December 31, 2006 and 2007:

	Year Ended December 31,
	2006	2007
Total revenues	915,919	1,471,189
Net income	24,367	28,301
Basic earnings per share	0.84	0.67
Diluted earnings per share	0.84	0.67

On October 31, 2007, the Company acquired all of the outstanding share capital of Portland Bunkers International Limited ("PBIL"), a company incorporated in the United Kingdom, for a total consideration of $7,774 (excluding direct acquisition costs). PBIL is the exclusive operator of the port of Portland (United Kingdom). The Company entered into this transaction on the premise that Aegean's financial strength, logistics expertise and fleet of double-hull tankers, coupled with the exclusive bunkering license, will be accretive to earnings and cash flows.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
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

An identifiable intangible asset was recognized consisting of an exclusive 30 year concession agreement with the port of Portland which gives Aegean an exclusive right to perform bunkering operations at that port. This asset is being amortized on a straight-line basis over the remaining contractual life of the agreement (from November 1, 2007 to October 1, 2032). Amortization expense of $52 and $313 was recognized for the year ended December 31, 2007 and 2008 respectively.

The annual aggregate amortization expense expected to be recognized after December 31, 2008, are as follows:

Amount
2009	313
2010	313
2011	313
2012	313
2013	313

The following table presents the unaudited proforma results as if the acquisition had occurred at the beginning of each of the years ended December 31, 2006 and 2007:

	Year Ended December 31,
	2006	2007
Total revenues	806,095	1,354,187
Net income	24,172	25,947
Basic earnings per share	0.83	0.61
Diluted earnings per share	0.83	0.61

On July 1, 2008, the Company acquired all of the outstanding share capital of ICS Petroleum LTD, ICS Petroleum (Montreal) LTD and West Coast Fuel Transport LTD (hereinafter collectively referred to as "ICS"), a marine fuel logistics company incorporated in Canada, for a total consideration of $14,000 (excluding direct acquisition costs). ICS purchases, sells and delivers marine fuel to end users such as shipping companies (which complements Aegean's business) and performs these functions in several ports on the west coast of Canada and all eastern Canadian ports where Aegean previously had no presence. The Company entered into this transaction on the premise that Aegean would increase its presence in three locations, the West and East coasts of North America and Mexico where ICS has a presence.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

3.      Significant Acquisitions: (Continued)

The following table presents the purchase accounting adjustments as of the acquisition date. The Company believes that the resulting balance sheet reflects the fair value of the assets and liabilities at the acquisition date.

Adjusted Purchase price
Cash consideration to sellers	14,000
Acquisition costs	210
Adjusted Purchase price	14,210
Fair value of Assets and Liabilities Acquired
Cash and cash equivalents, net of overdrafts	5,102
Trade receivables	26,560
Inventories	2,740
Fixed assets, net	632
Trade payables	(19,951)
Other current assets/liabilities, net	(14,451)
Non-current assets	90
Total fair value of Assets and Liabilities acquired	722
Goodwill	13,488

Goodwill constitutes a premium paid by the Company over the fair value of the net assets of ICS, which is attributable to anticipated benefits from ICS' unique position in the markets in which it operates.

No acquired identifiable intangible assets were recognized as part of the purchase price allocation.

The following table presents the unaudited proforma results as if the acquisition had occurred at the beginning of each of the years ended December 31, 2007 and 2008:

	Year Ended December 31,
	2007	2008
Total revenues	1,585,210	3,088,010
Net income	31,954	40,298
Basic earnings per share	0.75	0.95
Diluted earnings per share	0.75	0.95

4.      Transactions with Related Parties:

(a)
Aegean Oil S.A. (the "Greek Subcontractor"):  The Greek Subcontractor, owned and controlled by relatives of Mr. Dimitris Melisanidis, is a diversified energy group principally engaged in the downstream gasoline industry in Greece where it manages a network of approximately 530 service stations. The Greek Subcontractor is managed by a full-time executive team and has no common management with the Company. In addition to its principal operations, the Greek Subcontractor is also a licensed trader and physical supplier of marine petroleum products in Greece. On December 30, 1999 and as amended on September 25, 2000, the Company signed a Bunkering Supply and Representation Agreement with the Greek Subcontractor whereby the Greek Subcontractor undertakes to sell and deliver marine petroleum products in transit to the Company's nominated customer vessels within Greek territorial waters. Under the contract, the Greek Subcontractor sells the marine petroleum products to the Company at an amount equal to the Greek Subcontractor's purchase cost of the marine petroleum products from selected Greek refineries, plus a margin.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

4.      Transactions with Related Parties: (Continued)

On April 1, 2005, this contract was terminated and superceded by a ten-year Marine Fuel Supply Service Agreement with the Greek Subcontractor. This contract stipulates that the Company and the Greek Subcontractor must transact for a minimum quantity of marine fuel per month, however neither party is required to transact for more than a maximum quantity of marine fuel per month. Under the contract, the Greek Subcontractor undertakes to sell the marine petroleum products to the Company at an amount equal to the Greek Subcontractor's purchase cost of the marine petroleum products from selected Greek refineries, plus a margin. The margin will be reviewed and renegotiated annually between the parties. Payment of the Greek Subcontractor's invoices will be made within 30 calendar days from the date of receipt of the invoice. Penalties of 10% will be imposed on late payments. If requested, the Company undertakes to provide security to the Greek Subcontractor by way of a standby letter of credit or other mutually acceptable guarantee in relation to any outstanding balance from time to time. The agreement terminates on March 31, 2015 unless any of the following situations occur prior to the termination date: (i) The Greek Subcontractor's petroleum trading license terminates or is revoked by the Greek authorities, (ii) upon the breach by any party in the performance of any of its obligations, as defined in the agreement, (iii) upon the liquidation or bankruptcy of any party. The Company has a unilateral right to terminate the agreement by serving 12 months' written notice.

During the years ended December 2006, 2007 and 2008, the Company purchased from the Greek Subcontractor marine petroleum products of $155,022, $159,943and $ 351,532, respectively, all of which are included under cost of marine petroleum products sold in the accompanying consolidated statements of income. As of December 31, 2007 and 2008, the amounts due to the Greek Subcontractor were $27,193 and $22,462, respectively, and are included under trade payables to related companies in the accompanying consolidated balance sheets.

In 2008, the Company entered into an agreement with the Greek Subcontractor. The Company is paying $40 per month, per vessel used, as a barging fee, to the Greek Subcontractor for bunkering services on the Company's behalf to Piraeus and other Greek ports. For the year ended December 31, 2008, we had paid $700 under the bunkering agreement.

Also the Subcontractor has entered into bareboat charter agreement with the owners of Aegean III, Aegean VIII, Aegean XII, and Aegean Rose at $1 per day per vessel. For the year ended December 31, 2008, the bareboat charter revenue was $413 and is presented under other revenues in the accompanying consolidated statement of income.

Additionally, as of October 1, 2008, Aegean Oil S.A. and our subsidiary Aegean Maistros Maritime Company, owner of Ro-Ro Maistros, has signed an agreement so that Aegean Oil S.A. undertakes to ship 55,000 cubic meter of petroleum products per annum at Euro 0.07 or $0.09 per cubic meter. For the year ended December 31, 2008, we had received $1,379 and are presented under voyage revenues in the accompanying consolidated statement of income.

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

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

4.      Transactions with Related Parties: (Continued)

(i)
Aegean Shipping provided two of the Company's vessels, Aegean Hellas and Fos, with a wide range of shipping services such as technical support and maintenance, insurance arrangement and handling, financial administration and accounting services, in exchange for a management fee. Management fees incurred by the Company for the years ended December 31, 2006, 2007 and 2008, amounted to $223, $54 and $0, respectively, and are separately disclosed in the accompanying consolidated statements of income.

(ii)
Aegean Shipping is a customer of the Company. It purchases marine fuel and lubricants, which it consumes during the voyages of its vessels. The Company's sales of marine fuel and lubricants to Aegean Shipping for the years ended December 31, 2006, 2007 and 2008, amounted to $13,146, $13,509 and $9,628, respectively, and are included under sales of marine petroleum products in the accompanying consolidated statements of income.

(iii)
During the year ended December 31, 2006, the Company sold two newly-acquired second-hand tankers, Omega Af Donso and Trapper, to Aegean Shipping. These vessels were previously acquired by the Company from third-party sellers. No gain or loss was recognized by the Company on the sale of the vessels to Aegean Shipping.

(iv)	During the year ended December 31, 2008, the Company purchased three double hull bunkering tankers, Aegean III, Aegean VIII and Aegean XII from Aegean Shipping for the total purchase price of $18,673.

As of December 31, 2007 and 2008, the amounts due from Aegean Shipping were $$3,438 and $2,480, respectively, and are included in due from related companies in the accompanying consolidated balance sheets.

(c)	General Maritime Corporation ("General Maritime"):

Aegean's Chairman of the Board, Mr. Peter C. Georgiopoulos, also serves as Chairman, President and Chief Executive Officer of General Maritime which is a publicly-traded tanker company with shares listed on the New York Stock Exchange. During the years ended December 31, 2007 and 2008, the Company's sales to General Maritime amounted to $1,196 and $1,258, respectively, which are included under sales of marine petroleum products in the accompanying consolidated statements of income. As of December 31, 2007 and 2008, the amounts due from General Maritime were $45 and $21, respectively, which are included in due from related companies in the accompanying consolidated balance sheets.

5.      Inventories:

The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

	December 31,
	2007	2008
Held for sale:
Marine Fuel Oil	72,255	44,564
Marine Gas Oil	22,950	9,151
	95,205	53,715
Held for consumption:
Marine fuel	1,195	517
Lubricants	646	920
Stores	-	33
Victuals	94	145
	1,935	1,615
Total	97,140	55,330

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

6.      Advances for Vessels under Construction and Acquisitions:

On February 6, 2005, as amended, the Company signed ten separate shipbuilding contracts with the Fujian Southeast Shipyard ("Fujian") for ten 4,600 dwt, double skin, double bottom, oil products tankers (Hull Numbers DN-3500-1 to 10). The construction price of each contract is $6,800 which is payable 10% in advance, 15% upon steel cutting, 15% upon keel-laying, 15% upon launching and 45% upon delivery and acceptance. Furthermore, on February 10, 2005, the Company signed ten separate contracts with an engineering firm for the design, building supervision, representation, procurement of machineries and supplies, and turn-key delivery of the ten product oil tankers. The price of each such contract is $1,550 which is payable 5% in advance, 10% upon steel cutting, 40% upon launching and 45% upon delivery and acceptance.

On June 3, 2005, as amended, the Company signed two separate shipbuilding contracts with the Severnav Shipyard ("Severnav") for two 2,400 dwt, double skin, double bottom, oil products tankers with roll-on roll-off facilities for fuel trucks. The construction price of each contract is Euro 6,835,000 which is payable 10% upon effectiveness of the contract, 15% upon steel cutting, 15% upon keel-laying, 20% upon launching and 40% upon delivery and acceptance. Furthermore, on August 30, 2005, the Company signed two separate contracts with an engineering firm for the design, building supervision, representation, procurement of machineries and supplies, and turn-key delivery of the two product oil tankers. The price of each such contract is Euro 1,500,000 which is payable 5% in advance, 10% upon steel cutting, 40% upon launching and 45% upon delivery and acceptance.

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

On May 25, 2007, as amended, the Company signed five separate shipbuilding contracts with Fujian for five 4,600 dwt, double skin, double bottom, product oil tankers (Hull Numbers DN-3800-11 to 15). The construction price of each contract is $9,590 which is payable 8% in advance, 22% upon steel-cutting, 19% upon keel-laying, 12% upon launching and 39% upon delivery and acceptance.

On February 28, 2008, and in connection with the call option agreement with the Qingdao Hyundai Shipbuilding Co. Ltd. ("Qingdao Hyundai"), the Company signed four separate shipbuilding contracts with Qingdao Hyundai for four 5,500 dwt, double skin, double bottom product oil tankers (hull numbers QHS-225 to 228). The construction price of each contract is $10,600 which is payable 30% in advance, 20% upon steel-cutting, 20% upon keel-laying, 20% upon launching and 10% upon delivery and acceptance.

On December 16, 2008, the Company signed a Memorandum of Agreement with a third-party seller for the purchase of a Korean-flagged 1,615 dwt (built in 1992) double-hull Chemical tanker, the Ace Hana (renamed "Aegean Ace"), which it intends to position at one of its ports as a bunkering tanker. The purchase price of this vessel was $2,550 and the delivery of the vessel occurred on January 14, 2009.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
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

As of December 31, 2008, the account, advances for vessels under construction and acquisitions, is analyzed as follows:

			December 31, 2008
Vessel Name	Year of Expected Delivery	Contract Amount	Contract Payments	Capitalized Costs	Total
Fujian Shipyard
DN-3800-10	2009	8,425	8,153	323	8,476
DN-3800-11*	2009	9,590	2,888	61	2,949
DN-3800-12*	2010	9,590	2,888	61	2,949
DN-3800-13*	2010	9,590	755	48	803
DN-3800-14*	2010	9,590	755	47	802
DN-3800-15*	2010	9,590	755	48	803
Severnav Shipyard
N 2230007	2009	15,309	8,932	1,125	10,057
Qingdao Hyundai Shipyard
QHS-207	2009	11,600	6,240	248	6,488
QHS-208	2009	11,600	6,240	229	6,469
QHS-209	2009	11,600	6,240	212	6,452
QHS-210	2009	11,600	6,240	215	6,455
QHS-215	2009	11,600	6,240	201	6,441
QHS-216	2009	11,600	6,240	190	6,430
QHS-217	2009	11,600	6,240	188	6,428
QHS-221	2009	11,000	7,930	409	8,339
QHS-222	2009	11,000	4,940	129	5,069
QHS-223	2010	11,000	4,940	122	5,062
QHS-224	2010	11,000	2,900	163	3,063
QHS-225*	2010	10,600	5,300	88	5,388
QHS-226*	2010	10,600	5,300	83	5,383
QHS-227*	2010	10,600	5,300	76	5,376
QHS-228*	2010	10,600	3,180	65	3,245
Acquired Assets
AEGEAN ACE	2009	2,550	255	1	256
FUJ LAUNCH	2009	379	379	2	381

	Total	242,213	109,230	4,334	113,564

*Contract amount does not include contract with the engineering firm which, as of December 31, 2008, was not signed. This contact is expected to be signed within 2009.

Interest on the advances paid by the Company in respect of these contracts is computed at the weighted average borrowing cost of the Company, for the duration of the construction period, and capitalized in advances for vessels under construction on the accompanying balance sheets.  Total interest capitalized for the years ended December 31, 2006, 2007 and 2008 was $1,295, $2,314 and $2,868, respectively.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

6.	Advances for Vessels under Construction and Acquisitions: (Continued)

During the years ended December 31, 2007 and 2008, the movement of the account, advances for vessels under construction and acquisitions, was as follows:

	Year Ended December 31,
	2007	2008
Balance at beginning of period	46,779	84,378
Advances for vessels under construction and related costs	55,529	118,396
Payments for secondhand vessel acquisitions	66,217	21,665
Vessels delivered	(84,147)	(110,875)
Balance at end of period	84,378	113,564

As of December 31, 2008, the remaining obligations under the construction and supervision contracts are payable as follows:

Amount
2009	107,653
2010	25,330
132,983

7.      Vessels:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Vessel Cost	Accumulated Depreciation	Net Book Value
Balance, December 31, 2006	70,943	(9,662)	61,281
- Vessels acquired and delivered	84,147	-	84,147
- Vessels sold	(5,224)	1,540	(3,684)
- Depreciation for the year	-	(6,190)	(6,190)
Balance, December 31, 2007	149,866	(14,312)	135,554
- Vessels acquired and delivered	110,875	-	110,875
- Depreciation for the year	-	(12,294)	(12,294)
Balance, December 31, 2008	260,741	(26,606)	234,135

On April 17, 2007, the Company sold the vessel, Aegean Hellas, to a third-party purchaser for an aggregate price of $8,791. The gain on sale of $2,693 resulted from the sale price reduced by the related sales expense of $515, the carrying value of the asset of $3,684 and the carrying value of unamortized dry-docking costs of $1,899, which is separately reflected in the accompanying consolidated statement of income for the year ended December 31, 2007.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

7.      Vessels: (Continued)

During the year ended December 31, 2007, the Company acquired and delivered the following vessels:

Vessel Name	Date of operation	Year Built	Size (dwt)	Total cost capitalized
Aegean Princess	06/12/2007	1991	7,030	12,241
Milos (DN-3500-1)	08/06/2007	2007	4,626	9,051
Ouranos	08/07/2007	1983	67,980	18,378
Leader	09/21/2007	1985	83,890	20,473
Sara	10/10/2007	1990	7,389	6,017
Vera	10/10/2007	1985	3,720	1,964
Hope	12/04/2007	1980	10,597	7,144
Serifos	12/31/2007	2007	4,664	8,879
				84,147

For the year ended December 31, 2008, the Company acquired and delivered the following vessels:

Vessel Name	Date of operation	Year Built	Size (dwt)	Total cost capitalized
Kithnos (DN-3500-3)	01/18/2008	2007	4,626	9,272
Amorgos (DN-3500-4)	02/02/2008	2007	4,664	9,118
Kimolos (DN-3500-5)	03/29/2008	2008	4,664	8,912
Syros (DN-3500-6)	06/16/2008	2008	4,596	9,174
PT 25	07/01/2008	1988	2,560	170
PT 36	07/01/2008	1980	3,730	426
Aegean III	07/08/2008	1990	2,973	5,500
Aegean VIII	07/08/2008	1990	2,973	5,522
Orion	07/23/2008	1991	550	1,096
Maistros (N 2220000)	09/01/2008	2008	2,454	13,778
Mykonos (DN-3500-7)	10/01/2008	2008	4,626	9,484
Alpha Launch	10/01/2008	2004	60	663
Aegean XII	10/17/2008	1979	3,680	7,651
Santorini (DN-3500-8)	12/12/2008	2008	4,629	9,428
Paros (DN-3500-9)	12/20/2008	2008	4,629	8,855
Patmos (QHS-220)	12/29/2008	2008	6,262	11,826
				110,875

Cost of vessels at December 31, 2006, 2007 and 2008, includes $8,747, $19,402 and $ 27,906, respectively, of amounts not included in the contract price of the vessels but which were material expenses incurred upon acquisition and are capitalized in accordance with the accounting policy discussed in Note 2.

As of December 31, 2008, all of the Company's operational vessels, except for the Aegean Flower, Aegean VII and Aegean IX, were mortgaged under the Company's various debt agreements.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

8.      Other Fixed Assets:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Buildings	Other	Total
Cost, December 31, 2006	1,008	341	1,349
- Additions	-	409	409
Cost, December 31, 2007	1,008	750	1,758
- Additions	-	549	549
Cost, December 31, 2008	1,008	1,299	2,307

Accumulated depreciation, December 31, 2006	54	89	143
- Depreciation expense	33	151	184
Accumulated depreciation, December 31, 2007	87	240	327
- Depreciation expense	35	264	299
Accumulated depreciation, December 31, 2008	122	504	626

Net book value, December 31, 2006	954	252	1,206
Net book value, December 31, 2007	921	510	1,431
Net book value, December 31, 2008	886	795	1,681

9.      Deferred Charges:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Drydocking	Financing Costs	Total
Balance, December 31, 2006	9,884	635	10,519
- Additions	3,186	468	3,654
- Disposals	(1,899)	-	(1,899)
- Amortization for the year	(3,172)	(233)	(3,405)
Balance, December 31, 2007	7,999	870	8,869
- Additions	7,126	915	8,041
- Amortization for the year	(3,640)	(830)	(4,470)
Balance, December 31, 2008	11,485	955	12,440

The amortization for drydocking costs is separately reflected in the accompanying consolidated statements of income. The amortization of financing costs is included in interest and finance costs in the accompanying consolidated statements of income.

10.	Prepayments and Other Current Assets:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	December 31,
	2007	2008
Insurance prepaid	93	410
VAT receivable	9,055	7,273
Other prepayments	3,269	6,048
Total	12,417	13,731

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

11.	Short-term Borrowings:

On December 19, 2006, as amended, Aegean and AMP, as co-borrowers, jointly and severally entered into a Term Loan, Overdraft and Guarantee Facility Agreement ("2006 Senior Credit Facility") with an international bank for an amount of $248,400. The revolving overdraft facility of up to $115,000 bore interest at LIBOR plus 1.25%. The multi-currency revolving guarantee and letter of credit facility of up to $100,000 charged a commission of 0.25% for documentary letters of credit, and of 0.625% for standby letters of credit. The term loan of up to $33,400 was used to refinance the secured term loan dated February 10, 2006 with the same bank (refer to Note 12(c)).

On December 21, 2007, the overdraft facility and guarantee and letter of credit facility were cancelled and terminated. Accordingly, as of December 31, 2007, only the term loan facility of $33,400 under the 2006 Senior Credit Facility was in full force and effect, which expires 12 years from the delivery date of each vessel.

On December 20, 2007, AMP entered into an Overdraft, Guarantee and Letter of Credit Facility Agreement ("2007 Senior Credit Facility") with a syndicate of two international banks for an amount of $300,000. The 2007 Senior Credit Facility would be used for working capital purposes and expired on December 31, 2008. The revolving overdraft facility of up to $150,000 bore interest at LIBOR plus 1.25%. The multi-currency revolving guarantee and letter of credit facility of up to $150,000 charged a commission of 0.25% for documentary letters of credit, and of 0.625% for standby letters of credit.

The 2007 Senior Credit Facility was mainly secured by a first priority mortgage on the Company's operational double hull tankers, except for the Milos and Serifos (both of which are mortgaged under long-term debt) and the Aegean Flower, Aegean VII and Aegean IX, and an undertaking by the Company to provide a first priority mortgage on the Aegean Flower, Aegean VII and Aegean IX at the lender's request. Furthermore, the 2007 Senior Credit Facility was secured by a general assignment of the Company's trade receivables to be paid into an operating account held by the bank. The 2007 Senior Credit Facility contained certain covenants which included requirements to maintain the Company's listing on the New York Stock Exchange, to maintain vessel insurance policies, to maintain minimum security of 120% of the outstanding facility amount and to ensure that Mr. Dimitris Melisanidis controls at least 32% of the Company's outstanding common shares. Furthermore, the credit facility contains financial covenants requiring the Company to ensure that (i) consolidated book net worth, as defined, not be less than $175,000, (ii) consolidated leverage ratio, as defined, not to exceed 0.65-to-one, and (iii) consolidated liquid funds, as defined, not be less than $25,000.

On March 11, 2008, the Company entered into a one year, annually-renewable revolving overdraft facility with a Greek bank for an amount of $20,000. The facility is secured by a first priority mortgage over the vessels, Vera, Sara and Hope and bears interest at LIBOR plus 2.50%.  Furthermore, the credit facility contains financial covenants requiring the Company to ensure that (i) market adjusted consolidated book net worth, as defined, not be less than $175,000, (ii) consolidated leverage ratio, as defined, not to exceed 0.65-to-one, and (iii) consolidated liquid funds, as defined, not be less than $25,000.

On September 30, 2008, the Company entered into a one year, renewable on January 31, 2009 and thereafter annually, revolving overdraft facility with international banks for an amount of up to $1,000,000. The 2008 Revolving Overdraft Facility bears interest at LIBOR plus 1.50% and is annually renewable subject to the consent of the participant banks. The facility is structured in such a way so that, depending on our working capital needs, it allows the amount to be increased with funds from existing or future participant banks, without changing the security documents and incurring new legal costs.  As of October 9, 2008, the Company terminated the other existing overdraft facilities except for the above revolving overdraft facility with a Greek bank for an amount of $20,000.

As of December 31, 2007, had an overdraft balance of $133,000 under the 2007 Senior Credit Facility. As of December 31, 2008, the Company had an overdraft balance of $90,000 under the 2008 Revolving Overdraft Facility.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

11.   Short-term Borrowings: (Continued)

Total interest incurred on short-term borrowings for the years ended December 31, 2006, 2007 and 2008 amounted to $2,839, $1,082 and $7,495, respectively, and is included in interest expense and finance costs, in the accompanying consolidated statements of income.

12.	Long-term Debt:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

		December 31,
	Borrower(s)	2007	2008
(a)	Ocean and Sea Global	15,093	15,971
(b)	Serifos, Kithnos, Santorini, Paros and Naxos	17,668	30,312
(c)	Milos. Amorgos, Kimolos, Syros, Mykonos	19,342	31,020
(d)	Eton, Benmore and Ingram	3,760	14,172
(e)	Tasman and Santon	4,512	7,896
(f)	Kerkyra, Ithaki, Cephallonia, Paxoi, Zakynthos, Lefkas and Kythira	11,500	28,000
(g)	Andros, Dilos, Ios, Sifnos and Tinos	3,156	6,650
(h)	Kassos, Tilos, Halki, Symi	-	15,100
(i)	Aegean III, VIII, XII	-	14,500
	Total	75,031	163,621
	Less: Current portion	(3,650)	(9,352)
	Long-term portion	71,381	154,269

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

The loan bears interest at LIBOR plus 1.40% during each vessel's pre-delivery period and at LIBOR plus 1.30% during each vessel's post-delivery period. During the years ended December 31, 2006, 2007 and 2008, the weighted average interest rate (including the margin) was 4.33%, 5.57% and 6.11%, respectively, while at December 31, 2007 and 2008, the interest rate (including the margin) was 6.12% and 6.04%, respectively.

The loan agreement contains financial covenants requiring the Company to ensure that book net worth shall not be less than $100,000; that the ratio of total liabilities to total assets shall not exceed 0.65-to-one; that the current ratio shall not be less than 1.25-to-one and that cash and cash equivalents exceed 50% of the current portion of long-term debt.

As of December 31, 2007 and 2008, the outstanding balance of the loan was $15,093 (Euro 10,252,500) and $15,971 (Euro 11,476,250), respectively. The proceeds of the loan have been placed in interest bearing cash collateral accounts as security against standby letters of credit issued by the same bank to the shipyard, which are included under restricted cash in the accompanying consolidated balance sheets.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
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

The loan bears interest at LIBOR plus 1.40% during each vessel's pre-delivery period and at LIBOR plus 1.30% during each vessel's post-delivery period. During the years ended December 31, 2006, 2007 and 2008, the weighted average interest rate (including the margin) was 6.57%, 6.73% and 4.42%, respectively, while at December 31, 2007 and 2008, the interest rate (including the margin) was 6.27% and 3.26%, respectively. As of December 31, 2007 and 2008, the outstanding balance of the loan was $17,668 and $30,312, respectively.

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

On December 19, 2006, this facility was refinanced by a term loan (with identical terms and conditions) with the same bank under the 2006 Senior Secured Credit Facility.

The loan bears interest at LIBOR plus 1.15% plus additional compliance costs. During the years ended December 31, 2007 and 2008, the weighted average interest rate (including the margin) was 6.37% and 3.97%, respectively, while at December 31, 2007 and 2008, the interest rate (including the margin) was 6.07% and 2.55% respectively. As of December 31, 2007 and 2008, the outstanding balance of the loan was $19,342 and $ 31,020, respectively.

The loan agreement contains financial covenants requiring the Company to ensure that market value adjusted net worth shall not be less than $150,000; that minimum liquidity shall not less than $25,000; that the ratio of total liabilities to total assets shall not exceed 0.65-to-one.

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

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

12.	Long-term Debt: (Continued)

The loan bears interest at LIBOR plus 1.30% before delivery of each vessel and at LIBOR plus 1.1875% after such vessel's delivery. During the years ended December 31, 2007 and 2008, the weighted average interest rate (including the margin) was 6.42% and  4.60%, respectively, while at December 31, 2007 and 2008, the interest rate (including the margin) was 6.04% and 3.14%, respectively. As of December 31, 2007 and 2008, the outstanding balance of the loan was $3,760 and $14,172, respectively.

The loan agreement contains financial covenants requiring the Company to ensure that book net worth shall not be less than $100,000; that the ratio of total liabilities to total assets shall not exceed 0.65-to-one; that the current ratio shall not be less than 1.25-to-one.

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

The loan bears interest at LIBOR plus 1.15% on the principal amount repayable in quarterly installments (for each tranche: $6,160) and at LIBOR plus 1.25% on the principal amount repayable in a balloon payment (for each tranche: $2,640). During the years ended December 31, 2007 and 2008, the weighted average interest rate (including the margin) was 6.42% and 4.60%, respectively, while at December 31, 2007 and 2008, the interest rate (including the margin) was 5.99% and 2.62%, respectively. As of December 31, 2007 and 2008, the outstanding balance of the loan was $4,512 and $7,896, respectively.

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

The loan bears interest at LIBOR plus 1.15% before delivery of each vessel and at LIBOR plus 1.05% after such vessel's delivery. During the years ended December 31, 2007 and 2008, the weighted average interest rate (including the margin) was 6.53% and 4.22%, respectively, while at December 31, 2007 and 2008, the interest rate (including the margin) was 6.12% and 3.00%, respectively. As of December 31, 2007 and 2008, the outstanding balance of the loan was $11,500 and $28,000, respectively.

The loan agreement contains financial covenants requiring the Company to ensure that book net worth shall not be less than $100,000; that the ratio of total liabilities to total assets shall not exceed 0.65-to-one; that the current ratio shall not be less than 1.25-to-one and that cash and cash equivalents exceed 50% of all debts and interest becoming due in the next 12 month period, excluding working capital facilities and balloons.

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

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

12.	Long-term Debt: (Continued)

On September 12, 2008, the Company amended the secured term loan which had entered into on July 5, 2007, for an amount of $37,560 with an international bank to partially finance the construction cost of vessels DN-3800-11, DN-3800-12, DN-3800-13, DN-3800-14 and DN-3800-15. This supplemental agreement increases the loan to an amount of $43,160.  The loan is available in five tranches of $8,632 each. Each tranche is repayable in 40 consecutive quarterly instalments of $216 each. The first instalment of each tranche is repayable three months after the date of drawdown of the final advance.

The loan bears interest at LIBOR plus 1.0%. The loan is collateralized by a first priority mortgage over each of the vessels.

During the years ended December 31, 2007 and 2008, the weighted average interest rate (including the margin) was 6.06% and 4.07%, respectively, while at December 31, 2007 and 2008, the interest rate (including the margin) was 5.76% and 3.36%, respectively. As of December 31, 2007 and 2008, the outstanding balance of the loan was $3,156 and $6,650, respectively.

The loan agreement contains financial covenants requiring the Company to ensure that Market value adjusted net worth shall not be less than $150,000; that minimum liquidity shall not be less than $25,000; that the ratio of total liabilities to total assets shall not exceed 0.65-to-one.

(h)
On April 24, 2008, Kassos, Tilos, Symi, and Halki, as co-borrowers, jointly and severally entered into a syndicated secured term loan with an international bank for an amount of $38,800 to partially finance the construction costs of the vessels QHS-225, QHS-226, QHS-227 and QHS-228 (four tranches of $9,700 each). Each tranche is available in two advances, as defined in the loan agreement. Each tranche is repayable in 40 equal consecutive quarterly installments plus a balloon payment of $4,300 payable with the last installment. The first installment of each tranche is repayable three months after the date of drawdown of the respective delivery advance. The loan bears interest at LIBOR plus 1.15% and is secured by the first priority mortgage on the five vessels.

During the year  2008, the weighted average interest rate (including the margin) was 3.84%, while at December 31, 2008, the interest rate (including the margin) was 3.54%. As of December 31, 2008, the outstanding balance of the loan was $ 15,100.

The loan agreement contains financial covenants requiring the Company to ensure that book net worth shall not be less than $175,000; that the ratio of total liabilities to total assets shall not exceed 0.65-to-one; that the current ratio shall not be less than 1.25-to-one and that cash and cash equivalents exceed 50%  of all debts and interest becoming due in the next 12 month period, excluding working capital facilities and balloons.

(i)
On July 8, 2008, the Company entered into a secured term loan facility with a Greek bank for an amount of $15,000. The facility is collateralized by a first priority mortgage over the vessels, Aegean III, Aegean VIII and Aegean XII and bears interest at LIBOR plus 1.25%. The loan is repayable in 20 equal consecutive quarterly installments plus a balloon payment of $5,000 payable with the last installment.

During the year  2008, the weighted average interest rate (including the margin) was  3.78%, respectively, while at December 31, 2008, the interest rate (including the margin) was 3.24%, respectively. As of December 31, 2008, the outstanding balance of the loan was $ 14,500.

The loan agreement contains financial covenants requiring the Company to ensure that Market value adjusted net worth shall not be less than $175,000; that minimum liquidity shall not less than $25,000; that the ratio of total liabilities to total assets shall not exceed 0.65-to-one.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

12.	Long-term Debt: (Continued)

As of December 31, 2008, the outstanding vessel-financing loans are generally collateralized as follows:

●	First priority assignment of the shipbuilding contracts and first priority mortgages over the vessels (when completed);

●	Assignments of insurance and earnings of the mortgaged vessels (when completed);

●	An undertaking from the vessels' manager.

The vessel-financing loan agreements contain ship finance covenants including restrictions as to changes in management and ownership of the vessels, additional indebtedness and mortgaging of vessels without the bank's prior consent as well as minimum requirements regarding the ratio of the market value of the relevant vessel to the outstanding loan amount and the ratio of the insured amount of the relevant vessel to the outstanding loan amount. In addition, the borrowing companies and/or their managers must maintain working capital accounts with the lending banks, as defined in the loan agreements. Furthermore, the vessel-owning subsidiary companies are not permitted to pay any dividends without the lenders' prior consent. The vessel-owning subsidiary companies with outstanding loans had restricted net assets amounting to $(4,683) and $(4,637), as of December 31, 2007 and 2008, respectively.

As of December 31, 2008, all of the Company's vessels-under-construction as well as newly-completed vessels, having a total carrying value of $220,704, have been provided as collateral to secure the long-term debt discussed above.

Total interest incurred on long-term debt for the years ended December 31, 2006, 2007 and 2008 amounted to $2,779 and $2,958 and $5,384, respectively, and is included in interest expense and finance costs in the accompanying consolidated statements of income. Accrued interest expense on long-term debt as of December 31, 2007 and 2008 amounted to $236 and $480, respectively, and is included in accrued and other current liabilities in the accompanying consolidated balance sheets.

The total amount available and unutilized under the Company's long-term debt agreements was $124,754 as of December 31, 2008.

As of December 31, 2008, the Company was in compliance with all financial covenants on all its loans apart from the current ratio where a waiver has been obtained.

The annual principal payments required to be made after December 31, 2008, are as follows:

Amount
2009	9,352
2010	12,277
2011	12,672
2012	12,432
2013	16,889
2014 and thereafter	99,999
163,621

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
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

On April 1, 2005, the Company signed a ten-year Marine Fuel Supply Service Agreement with the Greek Subcontractor (refer to Note 4).

(b)
Standby Letters Of Credit:  In the normal course of business, for certain suppliers, under certain long-term supply contracts, or under certain long-term construction contracts, the Company is required to post standby letters of credit in order to secure lines of credit. As of December 31, 2008, the total outstanding standby letters of credit amounted to $80,786. The Company has not defaulted on payment of any of its accounts payable so as to cause any of the issuers of the standby letters of credit to settle the Company's accounts payable on the Company's behalf. All the standby letters of credit expire during 2009. The Company expects to extend the validity date of these instruments throughout the duration of the Company's contractual or operating relationships with the respective suppliers.

(c)
Environmental and Other Liabilities: The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the Company's exposure. Currently, management is not aware of any such claims or contingent liabilities for which a provision should be established in the accompanying consolidated financial statements. The Company's Protection and Indemnity ("P&I") insurance policies cover third-party liability and other expenses related to injury or death of crew, passengers and other third parties, loss or damage of cargo, claims arising from collisions with other vessels, damage to other third-party property, and pollution arising from oil or other substances.  The Company's coverage under the P&I insurance policies, except for pollution, are unlimited. Coverage for pollution is $1 billion per vessel per incident.

(d)
Legal Matters: On November 30, 2005, an unrelated third party filed a declaratory action against the Company before the First Instance Court of Piraeus. The plaintiff asserts that he was instrumental in the negotiation of the Company's eight-year Fuel Purchase Agreement with a government refinery in Jamaica, and seeks a judicial affirmation of his alleged contractual right to receive a commission of $1 per metric ton over the life of that contract, which as per the plaintiff's calculation, amounts to $10,080 over a period of 12 years. In 2007, the Court of First Instance ruled that the claim is maritime-related and not within its jurisdiction. Accordingly, the claim was referred to the Maritime Disputes Division of the Court of First Instance in Piraeus. The case was re-scheduled to be heard on May 13, 2008. The case was duly heard on May 13, 2008, before the Maritime Division of the Multi-Member First Instance Court of Piraeus. Judgment No.5493 was rendered by the Court on December 3, 2008, dismissing plaintiff's lawsuit having found same to be vague and therefore inadmissible for further examination on the merits. Also the Court has condemned the plaintiff to pay Euro 10,000 to AMP in reimbursement of its legal costs. The Judgment is open to appeal by the claimant.

Various claims, suits, and complains, including those involving government regulations and product liability, arise in the ordinary course of business. In addition, losses may arise from disputes with charterers and agents and insurance and other claims with suppliers relating to the operations of the Company's vessels.  Currently, management is not aware of any such claims or contingent liabilities or for which a provision should be established in the accompanying consolidated financial statements.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

14.   Other Operating Expenses:

The amounts in the accompanying consolidated statements of income are analyzed as follows:

	Year Ended December 31,
	2006	2007	2008
Bunkering tanker voyage expenses	490	784	2,020
Bunkering tanker insurance	1,070	1,315	1,920
Bunkering tanker repairs and maintenance	1,940	2,958	4,417
Bunkering tanker spares and consumable stores	1,338	1,874	2,747
Bunkering tanker consumption of marine petroleum products	3,636	7,865	17,796
Bunkering tanker other operating expenses	1,292	1,862	3,097
Operating cost of the Aegean Hellas	6,367	2,930	-
Cargo transportation	-	4,466	12,661
Provision for doubtful accounts	412	498	(27)
Storage costs	3,425	2,905	4,044
Port and related expenses	306	1,603	4,403
General and administrative	2,928	6,609	10,723
Broker commissions	1,212	1,437	2,396
Other	1,281	1,936	6,960
Total	25,697	39,042	73,157

15.   Interest and Finance Costs:

The amounts in the accompanying consolidated statements of income are analyzed as follows:

	Year Ended December 31,
	2006	2007	2008
Interest on long-term debt	2,779	2,958	5,384
Interest on short-term borrowings	2,839	1,082	7,495
Amortization of financing fees	171	233	830
Bank commissions, commitment fees and other charges	713	1,514	1,536
Capitalized interest (Note 6)	(1,295)	(2,314)	(2,868)
Total	5,207	3,473	12,377

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

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

16.	Equity Incentive Plan (Continued):

Effective November 2, 2006, the Company adopted the provisions of SFAS No. 123, "Share-Based Payment" ("SFAS 123R"). The Company measures stock-based compensation cost at grant date, based on the estimated fair value of the award which is determined by the closing price of the Company's common stock traded on the NYSE on the grant date, and recognizes the cost as expense on a straight-line basis (net of estimated forfeitures) over the employee over the vesting period. The expense is recorded in salaries, wages and related costs in the accompanying consolidated statements of income. Aegean is incorporated in a non-taxable jurisdiction and accordingly, no deferred tax assets are recognized for these stock-based incentive awards.

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

On May 30, 2008, the Company made grants of restricted common stock aggregating 133,043 shares to certain officers and directors of the Company. With respect to 30,000 shares, the restrictions lapse in 20% lots over five years from the grant date. With respect to 75,000 shares, the restrictions lapse in five years from the grant date. With respect to 9,000 shares, the restriction lapse in one year from the grant date. With respect to 19,043 shares, the restrictions lapse in 25% lots over four years from the grant date.

On July 30, 2008, the Company granted 8,000 shares of restricted common stock to a certain officers of the Company. The restricted shares vest, and the restrictions lapse, with respect to each 25% lot of these shares, on July 1, 2009 and on July 1 of each of the three years thereafter.

On August 11, 2008, the Company granted 10,000 shares of restricted common stock to a certain officer of the Company. The restricted shares vest, and the restrictions lapse, with respect to each 25% lot of these shares, on June 5, 2009 and on June 5 of each of the three years thereafter.

On September 22, 2008, the Company granted 1,908 shares of restricted common stock to  non-executive member of the Board of Directors. The restricted shares vest and the restrictions lapse on the date of the 2009 Annual Meeting of Shareholders.

On December 29, 2008, the Company granted 375 shares of restricted common stock to  non-executive member of the Board of Directors. The restricted shares vest and the restrictions lapse on the date of the 2009 Annual Meeting of Shareholders.

All grants of restricted stock issued under the 2006 Plan are subject to accelerated vesting upon certain circumstances set forth in the 2006 Plan.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

16.   Equity Incentive Plan: (Continued)

The following table summarizes the status of the Company's unvested restricted stock outstanding for the years ended December 31, 2007 and 2008:

	Unvested Restricted Stock	Weighted Average Grant Date Fair Value
At December 31, 2006	107,143	15.75
Granted	148,767	15.52
Vested	(28,828)	16.43
At December 31, 2007	227,082	15.51
Granted	153,326	40.62
Vested	(82,180)	20.31
Forfeited	(533)	14.06
At December 31, 2008	297,695	27.12

Total compensation cost of $1,807 and $2,863 was recognized and included under salaries, wages and related costs in the accompanying consolidated statements of income for the years ended December 31, 2007 and 2008, respectively.

As of December 31, 2008, there was $5,516 of total unrecognized compensation cost related to non-vested restricted stock awards. This unrecognized compensation cost at December 31, 2008, is expected to be recognized as compensation expense over a weighted average period of 3.0 years as follows:

Amount
2009	2,301
2010	1,460
2011	1,017
2012	738
5,516

17.   Common Stock and Additional Paid-In Capital:

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

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

17.   Common Stock and Additional Paid-In Capital: (Continued)

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

Dividends

The Company declared and paid dividends of $4,000, $1,705 and $1,711 during the years ended December 31, 2006, 2007 and 2008, respectively.

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

The components of the calculation of basic earnings per common share and diluted earnings per common share are as follows:
	Year Ended December 31,
	2006	2007	2008
Basic and diluted income Available to common stockholders	$24,225	$27,738	$39,915

Basic weighted average number of common shares outstanding	28,954,521	42,417,111	42,497,450

Add: Dilutive effect of unvested restricted stock	101	88,593	128,351

Diluted weighted average number of common shares outstanding	28,954,622	42,505,704	42,625,801

Basic earnings per common share	$0.84	$0.65	$0.94
Diluted earnings per common share	$0.84	$0.65	$0.94

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
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

Generally, under the laws of the countries of the vessel-owning companies' and the Manager's incorporation and/or vessels' registration, the vessel-owning companies and the Manager are not subject to tax on shipping income. However, the vessel-owning companies are subject to registration and tonnage taxes, which have been included in other operating expenses in the accompanying consolidated statements of income.

During the years presented, the Company is subject to statutory corporate income tax in relation to its subsidiaries incorporated or operating in taxable jurisdictions. The Company provided for current income taxes of $2, $8 and $1,879 for the years ended December 31, 2006, 2007 and 2008, respectively, which is separately reflected in the accompanying consolidated statements of income.

20.   Accumulated Other Comprehensive Income:

During 2008, the Company reported cumulative translation adjustments in accumulated other comprehensive income, arising from the translation of the financial statements of its Euro functional currency subsidiaries into U.S. dollars. As of December 31, 2007 and 2008, the amount of cumulative translation adjustments was $0 and $211, respectively.

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

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

21.   Business Segments and Geographical Information: (Continued)

Information concerning the Company's total sales of marine petroleum products is presented as follows, attributed based on the point-of-delivery geographical location of the customer vessels:

	Year Ended December 31,
	2006	2007	2008
Greece	167,061	165,231	368,679
United Arab Emirates	180,453	287,347	512,281
Gibraltar	240,412	433,524	536,912
Jamaica	147,211	212,093	280,581
Singapore	39,496	193,747	555,735
Northern Europe	-	37,443	161,735
Portland (UK)	-	-	62,018
Ghana	-	-	106,082
Canada	-	-	84,902
Other	16,024	16,464	99,142
Total	790,657	1,345,849	2,768,067

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

The following disclosure of the locations of long-lived assets is based on the physical locations of the assets as of the dates shown. These locations are not necessarily indicative of the territories that have jurisdiction over such assets:

	As of December 31,
	2007	2008
Gibraltar	39,510	53,939
United Arab Emirates	31,364	49,893
Jamaica	10,975	9,134
Singapore	29,245	34,963
Northern Europe	19,639	25,493
Portland (UK)	-	3,200
Greece	-	33,340
Canada	-	615
Ghana	-	12,663
Other	6,252	12,576
Total	136,985	235,816

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

22.   Subsequent Events:

On January 6, 2009, the Company was selected by Horizon Tangiers Terminal S.A. (HTTSA), a special purpose consortium, as the exclusive bunkering company for the new port in Tangiers, Morocco. Currently, the port serves approximately 7,000 vessels on an annual basis and is expected to increase to more than 10,000 vessels annually in 2010. The Company will provide retail bunkering services to ships in port on an exclusive basis for a period of 25 to 35 years and will also have the right to expand its operation beyond the port perimeter, which is strategically located along the Strait of Gibraltar connecting the Atlantic Ocean to the Mediterranean Sea.

On January 7, 2009, the Company has taken delivery of the Naxos, a 4,600 dwt double-hull bunkering tanker newbuild from Fujian Southeast Shipyard in China. The vessel is expected to be deployed to the Company's Singapore market.

On January 15, 2009, the Company redeployed two Double-Hull Bunkering Tankers in order to meet increased demand for modern tonnage in Piraeus – Greece. Also, it has taken delivery of the Hana, a 1992-built 1,615 dwt double-hull bunkering tanker to be renamed the Ace Hana. The Ace Hana is expected to be deployed to the Company's Greek market.

On February 9, 2009, the Company signed a supervision contract with an engineering firm for DN-3800-11 to 15 for $1,200 per vessel and QHS-225 to 228 for $1,600 per vessel under construction.

On February 10, 2009, the Company and Gulf Oil Marine Ltd., a member of Gulf Oil Group, entered into a strategic partnership for the global distribution of marine lubricants. This partnership will allow for the Company to join the Sealub Alliance Network, a group recently formed by Gulf Oil Marine to distribute high-quality marine lubricants.

On February 26, 2009, the claimant who was seeking a commission under the Company’s eight-year Fuel Purchase Agreement with a government refinery in Jamaica commenced a new civil law suit against AMP and Mr. Melisanidis in the Commercial Court of Paris, France, seeking a payment of approximately $180,000 of alleged commissions and $400 of compensatory damages.  After an initial hearing that was held on March 31, 2009, the court has scheduled a hearing in the case for May 5, 2009.  The Company believes that this claim is unwarranted and lacking in merit, and management believes that the Company will not incur a material loss in connection with this lawsuit.

On March 16, 2009 the Company renewed retroactively from February 1, 2009, for a period of two years, until January 31, 2011, the senior secured syndicated revolver, guarantee and letter of credit facility that was signed on September 30, 2008. The participant banks are the same group of international commercial lenders. The amount of the facility is up to $1 billion, for working capital and general corporate purposes.  The renewed facility had a committed amount of up to $300,000, which decreased to $250,000 on March 31, 2009, consisting of a guarantee and/or letter of credit line in an amount of up to $197,500 and a cash advance limit in an amount of up to $250,000, which decreased to $147,500 and $208,000 on March 31, 2009, respectively.

The facility bears interest at a rate of LIBOR plus a margin of 2.50%, while documentary and standby letters of credit are subject to commissions of 0.75% and 1.50%, respectively.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AEGEAN MARINE PETROLEUM NETWORK INC.

	By:	/s/ E. Nikolas Tavlarios
Name: E. Nikolas Tavlarios Title: President
Date: April 22, 2009