Form 20-F
period 2009-12-31
AEGEAN MARINE PETROLEUM NETWORK INC.
filed 2010-04-01
CIK 1344376

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

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

43,009,303 shares of common stock, par value $0.01 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes	____	No	X

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes	____	No	X

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

Yes	X	No	____

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes	___	No	___

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer.  See the definitions of "large accelerated filer" and "accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐
Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

X	U.S. GAAP

___	International Financial Reporting Standards as issued by the international Accounting Standards Board

___	Other

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

_____	Item 17	____	Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes	____	No	X

TABLE OF CONTENTS

PART I

PART II

PART III

ITEM 17 -	FINANCIAL STATEMENTS	79
ITEM 18 -	FINANCIAL STATEMENTS	79
ITEM 19 –	EXHIBITS	80

INDEX TO FINANCIAL STATEMENTS		F-1

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

A. Selected Financial Data

For the Year Ended December 31,

2005	2006	2007	2008	2009

(in thousands of U.S. dollars, except for share and per share data which are presented in U.S. dollars)

Income Statement Data:
Sales of marine petroleum products	505,605	790,657	1,345,849	2,768,067	2,449,445
Voyage revenues	10,450	11,639	5,758	1,379	9,044
Other revenues	1,275	1,516	1,266	8,526	12,471
Total revenues	517,330	803,812	1,352,873	2,777,972	2,470,960
Cost of marine petroleum products sold (exclusive of items shown separately below)	464,801	728,637	1,251,712	2,594,443	2,266,960
Salaries, wages and related costs	8,958	12,871	24,363	41,666	47,708
Vessel hire charges	518	-	-	-	-
Depreciation	2,226	4,240	6,373	12,604	16,792
Amortization of drydocking costs	636	1,684	3,172	3,640	4,574
Amortization of concession agreement	-	-	52	313	312
Management fees	182	223	54	-	-
Gain on sale of vessel	-	-	(2,693)	-	(4,094)
Other operating expenses	16,629	25,697	39,042	73,157	79,492
Operating income	23,380	30,460	30,798	52,149	59,216
Write-off of deferred offering costs (1)	-	(1,588)	-	-	-
Interest and finance costs	(2,347)	(5,207)	(3,473)	(12,377)	(10,255)
Interest income	70	976	1,990	501	46
Foreign exchange gains (losses), net	396	(414)	(1,569)	1,521	(329)
Income taxes	(24)	(2)	(8)	(1,879)	(153)
Net income	21,475	24,225	27,738	39,915	48,525

Basic earnings per share (2)	0.72	0.84	0.65	0.94	1.13
Diluted earnings per share (2)	0.72	0.84	0.65	0.94	1.13
Weighted average number of shares, basic (2)	29,878,398	28,954,521	42,417,111	42,497,450	42,579,187
Weighted average number of shares, diluted (2)	29,878,398	28,954,622	42,505,704	42,625,801	42,644,448
Dividends declared per share (2)	0.05	0.14	0.04	0.04	0.04

As of and for the Year Ended December 31,
2005	2006	2007	2008	2009

(in thousands of U.S. dollars, unless otherwise stated)

Balance Sheet Data:
Cash and cash equivalents	7,602	82,425	1,967	46,927	54,841
Total assets	161,359	315,877	566,957	641,907	967,345
Total debt	101,236	33,496	208,031	253,621	401,037
Total liabilities	151,832	100,878	323,232	356,904	632,288
Total stockholders' equity	9,527	214,999	243,725	285,003	335,057

Other Financial Data:
Gross spread on marine petroleum products (3)	40,804	62,020	89,671	160,963	176,498
Gross spread on lubricants(3)	264	455	536	1,298	2,755
Gross spread on marine fuel(3)	40,540	61,565	89,135	159,665	173,743
Gross spread per metric ton of marine fuel sold (U.S. dollars) (3)	23.2	26.0	25.9	30.7	28.1
EBITDA(4)	26,638	34,382	38,826	70,227	80,565
Net cash provided by (used in) operating activities	1,475	17,064	(128,128)	136,737	(61,353)
Net cash used in investing activities	34,973	55,190	124,692	135,667	75,230
Net cash provided by financing activities	37,820	112,949	172,362	43,890	144,497

Operating Data:
Sales volume of marine fuel (metric tons) (5)	1,746,377	2,367,289	3,437,269	5,200,256	6,192,755
Number of markets served, end of period (6)	4.0	5.0	6.0	11.0	14.0
Number of operating bunkering vessels, end of period (7)	10.0	12.0	17.0	30.0	38.0
Average number of operating bunkering vessels (7)(8)	9.0	11.1	13.5	22.7	33.7
Specialty tankers, end of period	-	-	-	1	-
Special purpose vessels, end of period (9)	-	-	-	1	1
Floating storage facilities, end of period (10)	-	2	2	4	3

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

For the Year Ended December 31,
2005	2006	2007	2008	2009

(in thousands of U.S. dollars, unless otherwise stated)

Sales of marine petroleum products	505,605	790,657	1,345,849	2,768,067	2,449,445
Less: Cost of marine petroleum products sold	464,801	728,637	1,251,712	2,594,443	2,266,960
Less: Cargo transportation costs	-	-	4,466	12,661	5,987
Gross spread on marine petroleum products	40,804	62,020	89,671	160,963	176,498
Less: Gross spread on lubricants	264	455	536	1,298	2,755
Gross spread on marine fuel	40,540	61,565	89,135	159,665	173,743

Sales volume of marine fuel (metric tons)	1,746,377	2,367,289	3,437,269	5,200,256	6,192,755

Gross spread per metric ton of marine fuel sold (U.S. dollars)	23.2	26.0	25.9	30.7	28.1

The following table reconciles our gross spread on marine petroleum products sold to the most directly comparable United States generally accepted accounting principles, or U.S. GAAP, measure, operating income, for all periods presented:

For the Year Ended December 31,
2005	2006	2007	2008	2009

(in thousands of U.S. dollars)

Gross spread on marine petroleum products	40,804	62,020	89,671	160,963	176,498
Add: Voyage revenues	10,450	11,639	5,758	1,379	9,044
Add: Other revenues	1,275	1,516	1,266	8,526	12,471
Add: Gain on sale of vessel	-	-	2,693	-	4,094
Add: Cargo transportation costs	-	-	4,466	12,661	5,987
Less: Salaries, wages and related costs	(8,958)	(12,871)	(24,363)	(41,666)	(47,708)
Less: Vessel hire charges	(518)	-	-	-	-
Less: Depreciation	(2,226)	(4,240)	(6,373)	(12,604)	(16,792)
Less: Amortization	(636)	(1,684)	(3,224)	(3,953)	(4,886)
Less: Management fees	(182)	(223)	(54)	-	-
Less: Other operating expenses	(16,629)	(25,697)	(39,042)	(73,157)	(79,492)
Operating income	23,380	30,460	30,798	52,149	59,216

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

Gross spread on marine petroleum products (including gross spread on marine fuel and gross spread on lubricants) and gross spread per metric ton of marine fuel sold should not be considered as alternatives to operating income, net income or other U.S. GAAP measures and may not be comparable to similarly titled measures of other companies. Gross spread on marine petroleum products and gross spread per metric ton of marine fuel sold do not reflect certain direct and indirect costs of delivering marine petroleum products to our customers (such as crew salaries, vessel depreciation, storage costs, other vessel operating expenses and overhead costs) or other costs of doing business.

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

(4)
EBITDA represents net income before interest, taxes, depreciation and amortization. EBITDA does not represent and should not be considered as an alternative to net income, operating income or any other indicator of Company's performance, as determined by U.S. GAAP and our calculation of EBITDA may not be comparable to that reported by other companies. EBITDA is included herein because it is a basis upon which the Company assesses its operating performance and because the Company believes that it presents useful information to investors regarding the Company's ability to service and/or incur indebtedness. The following table reconciles net income to EBITDA for the periods presented:

For the Year Ended December 31,
2005	2006	2007	2008	2009

(in thousands of U.S. dollars)

Net income	21,475	24,225	27,738	39,915	48,525

Add: Net financing cost	2,277	4,231	1,483	11,876	10,209
Add: Income taxes	24	2	8	1,879	153
Add: Depreciation and amortization	2,862	5,924	9,597	16,557	21,678

EBITDA	26,638	34,382	38,826	70,227	80,565

(5)
The sales volume of marine fuel is the volume of sales of MFO and MGO for the relevant period and is denominated in metric tons. We do not utilize the sales volume of lubricants as an indicator. The sales volume of marine fuel includes the volume of sales made to the United States Navy, which individually accounted for approximately 3% of our total revenues for the year ended December 31, 2005. Sales to the United States Navy comprised less than 1% of our total revenues for the years ended December 31, 2006, 2007, 2008 and 2009.

(6)
The number of markets served includes our operations at our service centers in the United Arab Emirates, Gibraltar, Jamaica, Singapore, Northern Europe, West Africa, Vancouver, Portland (U.K.), Trinidad and Tobago (Southern Caribbean), Tangiers (Morocco) and Greece, where we conduct operations through our related company, Aegean Oil, as well as our trading operations in Montreal and Mexico. The number of markets served is an indicator of the geographical distribution of our operations and affects both the amount of revenues and expenses that we record during a given period. We commenced physical supply operations in Singapore on June 2, 2006, in Northern Europe on October 9, 2007, in Ghana on January 15, 2008, in Portland (U.K.) on April 1, 2008, in Canada and Mexico on July 1, 2008, in Trinidad and Tobago on April 1, 2009 and in Tangiers, Morocco on August 25, 2009.

(7)	Bunkering vessels includes both bunkering tankers and barges. This data does not include our special purpose vessel, Orion, a 550 dwt tanker, which is based in Greece.

(8)
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

(9)	This figure includes our service tanker, Orion, based in Greece.

(10)
This figure includes our two Panamax tankers, Ouranos and Fos, used as floating storage facilities in the United Arab Emirates and Ghana, respectively, our Aframax tanker, Leader, used as a floating storage facility in Gibraltar, and our tanker, Aegean IX, used as a floating storage facility in Jamaica. On November 18, 2009, we signed a memorandum of agreement with a third-party purchaser for the sale of the Aegean IX. The vessel was delivered on December 18, 2009.

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

Our future growth will depend on a number of additional factors, which also may be adversely affected in the current economic climate, which include our ability to:

•	increase our fleet of bunkering vessels;

•	identify suitable markets for expansion;

•	consummate vessel acquisitions;

•	integrate acquired vessels successfully with our existing operations;

•	hire, train and retain qualified personnel to manage and operate our growing business and fleet;

•	improve our operating and financial systems and controls;

•	maintain or improve our credit control procedures;

•	obtain and maintain required governmental authorizations, licenses and permits for new and existing operations;

•	provide timely service at competitive prices; and

•	attract and retain customers.

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

Our management may not properly evaluate the risks inherent in any particular transaction. In the current economic and regulatory climate, it may be especially difficult to assess the risks involved in a particular transaction, because we cannot predict what course of action governments and regulatory agencies will take in response to market volatility and the contracted credit markets.

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

Our failure to successfully integrate Verbeke Bunkering into our operations on a timely basis could reduce our profitability

We have entered into a binding heads of agreement to acquire the bunkering business of Verbeke Shipping N.V., or Verbeke Bunkering, and expect to complete this transaction in the beginning of the second quarter of 2010. We expect that the acquisition of Verbeke Bunkering will result in certain business opportunities and growth prospects. We, however, may never realize these expected business opportunities and growth prospects. Our assumptions underlying estimates of the expected growth of our business and/or the profitability of Verbeke Bunkering may be inaccurate or general industry and business conditions may deteriorate. The acquisition of Verbeke Bunkering involves numerous risks, including, but not limited to:

•	difficulties in assimilating and integrating the operations of Verbeke Bunkering into our business;

•	the diversion of our management's attention from other business concerns;

•	our current operating and financial systems and controls may be inadequate to deal with the combined company's operations;

•	the risks associated with our entering markets where we have limited experience; and

•	the loss of key employees.

If these factors limit our ability to integrate the operations of Verbeke Bunkering successfully or on a timely basis, our expectations of future results of operations may not be met. In addition, our growth and operating strategies for Verbeke Bunkering's business may be different from the strategies that Verbeke Bunkering is currently pursuing. If our strategies are not the proper strategies for Verbeke Bunkering, it could have a material adverse effect on our combined business, financial condition and result of operations. For further discussion of acquisition of the acquisition of Verbeke Bunkering, please refer to the section of this report entitled "Business Overview."

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

If we purchase secondhand vessels we will be exposed to increased operating risks because of the quality of those vessels and the lack of builders' or sellers' warranty protection

Our fleet renewal and expansion strategy includes the acquisition of secondhand vessels as well as newbuildings.  Since December 2007, we have acquired 13 secondhand bunkering vessels, including barges.  Unlike newbuildings, secondhand vessels typically do not carry warranties with respect to their condition. Our inspections of secondhand vessels would normally not provide us with as much knowledge of its condition as we would possess if the vessel had been built for us and operated by us throughout its life. Repairs and maintenance costs for secondhand vessels are difficult to predict and may be more substantial than for vessels we have operated since they were built. These costs could decrease our profits and reduce our liquidity.

The market value of our vessels may decrease, which could cause us to incur losses if we decide to sell them following a decline in their market values.

The fair market value of the vessels that we currently own or may acquire in the future may increase or decrease depending on a number of factors, including general economic and market conditions affecting the international marine fuel supply industry, supply and demand for bunkering tankers, costs of newbuildings and governmental or other regulations.  If we sell any vessel when vessel prices have fallen and before we have recorded an impairment adjustment to our financial statements, the sale may be at less than the vessel's carrying amount on our financial statements, resulting in a loss.  Such loss could adversely affect our financial condition, results of operations and our ability to pay dividends to our shareholders.

Delays or defaults by the shipyards in the construction of new vessels could increase our expenses and diminish our net income and cash flows

We have entered into newbuilding contracts for the construction of double hull bunkering tankers; as of the date of this report, we have 12 vessels remaining to take delivery. These projects are subject to the risk of delay or defaults by the shipyards caused by, among other things, quality or engineering problems, work stoppages, weather interference, unanticipated cost increases, delays in receipt of necessary equipment, and inability to obtain the requisite permits or approvals. In accordance with industry practice, in the event the shipyards are unable or unwilling to deliver the tankers, we may not have effective remedies. Failure to construct or deliver the ships by the shipyards or any significant delays could increase our expenses and diminish our net income and cash flows.

International authorities and flag states may delay implementation of the phase-out of single hull vessels which may lessen the competitive advantage we hope to gain by acquiring double hull bunkering tankers

Our strategy involves capitalizing on the phase-out of single hull bunkering tankers. Under environmental protection laws and regulations, the European Union, or the EU, and the International Maritime Organization, or the IMO (the United Nations agency for maritime safety), have already banned single hull vessels of 5,000 dwt and above from carrying HGO, which includes most of the grades of marine fuel, as of October 2003 and as of April 2005, respectively, and banned all single hull vessels of less than 5,000 dwt but above 600 dwt from carrying HGO in 2008. Both the EU and the IMO will also require a phase-out of all single hull vessels in 2010. The EU and the IMO, however, allow for exemptions. Under the EU regulations, for example, oil vessels operated exclusively in ports and inland navigation may be exempted from the double hull requirements provided they are duly certified under inland water legislation. Under the IMO regulations, a flag state may allow single hull vessels conforming to certain technical specifications to continue to operate until the earlier of 2015 or the 25th anniversary of the vessel's delivery. A flag state may also allow single hull vessels to carry HGO if the vessels are either engaged in voyages exclusively within its jurisdiction or jurisdiction of another party upon such party's agreement.

Our future success will depend, in part, on the timely and comprehensive implementation of the phase-out of single hull vessels. Any delay or limitation in application of the environmental protection laws and regulations could limit our anticipated growth or other anticipated benefits because our strategy involves employing and acquiring secondhand double hull bunkering tankers.

If we are unable to comply with existing or modified environmental laws and regulations in the United Kingdom relating to our fuel storage facilities, we would be exposed to significant compliance costs and liabilities

Our operations involving the storage of fuel in the United Kingdom are subject to stringent laws and regulations governing the discharge of materials into the environment, otherwise relating to protection of the environment, operational safety and related matters. Compliance with these laws and regulations increases our overall cost of business in the United Kingdom, including our capital costs to maintain and upgrade equipment and facilities, or claims for damages to property or persons resulting from our operations. Failure to comply with these laws and regulations may result in the assessment of administrative, civil, and criminal penalties, the imposition of investigatory and remedial liabilities, and the issuance of injunctions that may restrict or prohibit our United Kingdom operations or even claims of damages to property or persons resulting from our United Kingdom operations. The laws and regulations applicable to our United Kingdom operations are subject to change, and compliance with current and future laws and regulations may have a material effect on our results of operations or earnings. A discharge of hazardous materials into the environment could, to the extent such event is not insured, subject us to substantial expense, including both the cost to comply with applicable laws and regulations and liability to private parties for personal injury or property damage.

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

We extend trade credit to most of our customers and our financial position and results of operations may diminish if we are unable to collect accounts receivable

We extend trade credit to most of our customers. Our success in attracting business has been due, in part, to our willingness to extend trade credit on an unsecured basis to our customers. As of December 31, 2009, 62 of our customers had outstanding balances with us of at least $1.0 million under the lines of credit that we have extended to them. Our credit procedures and policies do not fully eliminate customer credit risk. The recent adverse changes in world credit markets may cause these numbers to increase if our customers cannot borrow money and are illiquid. We may not be able to collect on the outstanding balances of our customers if any of our customers enter bankruptcy proceedings. Losses due to nonpayment by our customers, if significant, would diminish our financial position and results of operations.

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

The refined marine fuel that we purchase from our suppliers may fail to meet the specifications that we have agreed to supply to our customers and, as a result, we could lose business from those customers and be subject to claims or other liabilities

If the refined marine fuel that we purchase from our suppliers fails to meet the specifications we have agreed to supply to our customers, we could lose our customers and be subject to claims or other liabilities. Our insurance policies that protect us against most of the risks involved in the conduct of our business may not be adequate and recourse against our suppliers for marine fuel which fails to meet agreed specifications cannot be assured.  The loss of customers and increased liabilities would reduce our earnings and could have a material adverse effect on our business, weaken our financial condition and reduce our results of operations.

If Aegean Oil or other third-party physical suppliers fail to provide services to us and our customers as agreed we would be subject to customer claims which could negatively affect our business and results of operations

We have contracted with Aegean Oil to provide various services to our customers in Greece, including fueling of vessels in port and at sea. Aegean Oil is a related company owned and controlled by members of Mr. Melisanidis' family. Mr. Melisanidis, our founder and Head of Corporate Development, may also be deemed a control person of Aegean Oil and other affiliated entities for United States securities law purposes, but Mr. Melisanidis disclaims such control. In connection with our limited marine fuel trading activities, from time to time we contract with other third-party physical suppliers to deliver marine fuel to our customers in markets where we do not have service centers. The failure of Aegean Oil or any other third-party physical supplier to perform these services in accordance with the terms we have agreed with them and our customers could affect our relationships with our customers and subject us to claims and other liabilities which could harm our business or negatively affect our financial results. If Aegean Oil or any of the other third-party physical suppliers fails to perform its obligations to us, you will not have any recourse directly against Aegean Oil or the other third-party physical suppliers.

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

If we increase our marine fuel inventory we will be more vulnerable to price fluctuations which may result in the reduced value of our inventory and cause us to suffer financial loss

Due to the nature of our business, we may increase the volume of our marine fuel inventories. Depending upon the price and price movement of refined marine fuel, our marine fuel inventories may subject us to a risk of financial loss. Pricing terms with our suppliers and customers and hedges by way of oil futures or other instruments, should we enter into them, may not adequately protect us in the event of a substantial downward movement in the price of marine fuel.

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

We generate almost all of our revenues and incur the majority of our expenses in U.S. dollars. In the year ended December 31, 2009, we incurred not more than 2% of our operating expenses and general and administrative expenses in currencies other than the U.S. dollar—primarily the Euro, the British Pound, the UAE dirham, the Gibraltar pound, the Jamaican dollar and the Singapore dollar. Changes in the rates of exchange between these currencies and the U.S. dollar would lead to deviations from our budgeted operating expenses, which would affect our financial results. When translated into U.S. dollars, expenses incurred in currencies other than the U.S. dollar increase when the value of the U.S. dollar falls, which reduces our profitability.

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

As we expand our fleet, we may not be able to recruit suitable employees and crew for our tankers which may limit our growth and cause our financial performance to suffer

As we expand our fleet, we will need to recruit suitable crew, shoreside, administrative and management personnel. We may not be able to continue to hire suitable employees as we expand our fleet of tankers. If we are unable to recruit suitable employees and crews, we may not be able to provide our services to customers, our growth may be limited and our financial performance may suffer.

A portion of our employees are covered by national collective bargaining agreements which set minimum standards for employment, and any industrial action or other labor unrest could disrupt our business

A portion of our employees from Greece and from the Philippines are covered by national collective bargaining agreements which set minimum standards for employment. Industrial action or other labor unrest, such as the dockworkers strike in Piraeus, Greece that affected port operations in 2007, could disrupt our business. If not resolved in a timely and cost-effective manner, such industrial action or other labor unrest could prevent or hinder our operations from being carried out normally and could disrupt our business and reduce our results of operations and cash flows.

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

Restrictive covenants in our senior secured credit facility impose financial and other restrictions that limit our corporate activities, which could negatively affect our growth and cause our financial performance to suffer

Our credit facilities contain covenants that impose operating and financing restrictions on us. Such restrictions affect, and in many respects limit or prohibit, among other things, our ability to pay dividends, incur additional indebtedness, create liens, sell assets, or engage in mergers or acquisitions. These restrictions could limit our ability to plan for or react to market conditions or meet extraordinary capital needs or otherwise restrict corporate activities. These restrictions could adversely affect our ability to finance our future operations or capital needs or to engage in other business activities which will be in our interest.

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

U.S. investors in our Company could suffer adverse tax consequences if we are characterized as a passive foreign investment company

If, for any taxable year, our passive income or our assets that produce or are held for production of passive income exceed levels provided by law, we may be characterized as a "passive foreign investment company", or a PFIC, for U.S. federal income tax purposes. This characterization could result in adverse U.S. tax consequences to our U.S. shareholders. If we are classified as a PFIC, a U.S. shareholder of our common stock could be subject to increased U.S. federal income tax liability upon the sale or other disposition of our common stock or upon the receipt of amounts treated as "excess distributions." Under these rules, the excess distribution and any gain upon a sale of our stock would be allocated ratably over the U.S. shareholder's holding period for the common stock, and the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which we were a PFIC would be taxed as ordinary income in the current taxable year. The amounts allocated to each of the other taxable years would be subject to tax at the highest marginal rates on ordinary income in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed tax deferral benefit would be imposed on the resulting tax liability as if such tax liability had been due with respect to each such other taxable year. In addition, shareholders of a PFIC may not receive a "step-up" in basis on shares acquired from a decedent. U.S. shareholders should consult with their own U.S. tax advisors with respect to the U.S. tax consequences of investing in our common stock as well as the specific application of the "excess distribution" rule and other rules discussed in this paragraph. For a discussion of how we might be characterized as a PFIC and related U.S. federal tax consequences, please see Taxation — "United States Federal Income Taxation of U.S. Holders—Passive Foreign Investment Company."

We may not be exempt from Liberian taxation which would materially reduce our net income and cash flow

The Republic of Liberia enacted a revised income tax act effective as of January 1, 2001, or the New Act. In contrast to the income tax law previously in effect since 1977, or the Prior Law, which the New Act repealed in its entirety, the New Act does not distinguish between the taxation of a non-resident Liberian corporation, such as our Liberian subsidiaries, including our principal operating subsidiary, Aegean Marine Petroleum S.A., or AMP, which conduct no business in Liberia and were wholly exempted from tax under the Prior Law, and the taxation of ordinary resident Liberian corporations.

In 2004, the Liberian Ministry of Finance issued regulations pursuant to which a non-resident domestic corporation, such as our Liberian subsidiaries will not be subject to tax under the New Act retroactive to January 1, 2001, or the New Regulations. In addition, the Liberian Ministry of Justice issued an opinion that the New Regulations were a valid exercise of the regulatory authority of the Ministry of Finance. Therefore, assuming that the New Regulations are valid, our Liberian subsidiaries will be wholly exempt from Liberian income tax as under the Prior Law.

If our Liberian subsidiaries were to be subject to Liberian income tax under the New Act, they would be subject to tax at a rate of 35% on its worldwide income. As a result, their, and consequently our, net income and cash flow would be materially reduced by the amount of the applicable tax. In addition, we, as shareholder of the Liberian subsidiaries, would be subject to Liberian withholding tax on dividends paid by our Liberian subsidiaries at rates ranging from 15% to 20%.

If we become subject to tax in the jurisdictions in which we operate, our net income and cash flow would decrease

Our business is affected by taxes imposed on the purchase and sale of refined marine petroleum products in various jurisdictions in which we operate from time to time. These taxes include income, sales, excise, goods and services taxes, value-added taxes, and other taxes. We currently do not pay a material amount of tax, including withholding taxes, in any jurisdiction in which we operate. As a result of changes in our operations, tax laws or the application by tax authorities of these laws or our failure to comply with tax laws, we may become liable for an increased amount of tax in any jurisdiction. An increased liability for taxes would decrease our net income and cash flow.

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

Our principal shareholders control our Company and may not act in the best interests of our other shareholders

Our principal shareholders, Leveret, a company controlled by Mr. Melisanidis, and Peter C. Georgiopoulos, the Chairman of our board of directors, currently own 31.8% and 9.0% of our outstanding common shares, respectively.  On July 19, 2006, Leveret and AMPNInvest LLC, or AMPNInvest, a Marshall Islands limited liability company that has been succeeded by Messrs. Georgiopoulos and John Tavlarios, entered into a Framework Agreement, as amended, which affects our management and governance. We refer you to the discussion in the section of this report entitled "Directors, Senior Management and Employees—Framework Agreement" for a description of the Framework Agreement. Pursuant to the Framework Agreement, Leveret and AMPNInvest agreed to identify, mutually agree on and elect seven members to serve on our board of directors effective upon the closing of our initial public offering, which took place on December 13, 2006. The Framework Agreement also provides that Leveret and Messrs. Georgiopoulos and Tavlarios, as successors to AMPNInvest, will vote in favor of our board of directors, including the independent directors and the nominees of our board, and in accordance with our board's recommendations on all matters proposed for a vote or consent of our shareholders for the duration of the Framework Agreement. The Framework Agreement expires on December 13, 2011, the fifth anniversary of the completion of our initial public offering, unless terminated earlier pursuant to its provisions. Accordingly both Mr. Melisanidis, through Leveret, and Messrs. Georgiopoulos and Tavlarios may be deemed to control our Company. Leveret and Messrs. Georgiopoulos and Tavlarios may serve their own interests, which may not be aligned with the interests of other shareholders when voting in favor of our board of directors, including its nominees, or in accordance with our board's recommendations on all matters proposed for a vote or consent of our shareholders.

Neither our Company nor our shareholders will be able to enforce the Framework Agreement

The Framework Agreement between AMPNInvest and Leveret does not name any third-party beneficiaries. Leveret and Messrs. Georgiopoulos and John Tavlarios, as successors to AMPNInvest, are free to mutually terminate the Framework Agreement at any time. Upon termination, Leveret and Messrs. Georgiopoulos and Tavlarios will be free to vote for nominees not approved by our board of directors and on matters proposed for a vote or consent of the shareholders in a manner not recommended by our board. Alternatively, if either party breaches the Framework Agreement, our Company and its shareholders will not be able to enforce the Framework Agreement. We refer you to the discussion in the section of this report entitled "Directors, Senior Management and Employees—Framework Agreement" for a description of the Framework Agreement. In addition, Leveret and Messrs. Georgiopoulos and Tavlarios, who together own 43.2% of our outstanding common shares, are obligated to vote in favor of our board of directors, including its nominees, and in accordance with our board's recommendations on all matters proposed for a vote or consent of our shareholders even if a majority of the other shareholders vote otherwise.

Mr. Melisanidis, through Leveret, may continue to be able to exercise effective control over our Company and may have conflicts of interest with our other shareholders

Leveret, a company controlled by Mr. Melisanidis, owns 31.8% of our outstanding common shares. For so long as Leveret is controlled by Mr. Melisanidis and owns a significant percentage of our outstanding common shares, Mr. Melisanidis may be able to exercise effective control over us and will be able to strongly influence the outcome of shareholder votes on other matters, including the adoption or amendment of provisions in our articles of incorporation or bylaws and approval of possible mergers, amalgamations, control transactions and other significant corporate transactions. This concentration of ownership may have the effect of delaying, deferring or preventing a change in control, merger, amalgamations, consolidation, takeover or other business combination. This concentration of ownership could also discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, which could in turn have an adverse effect on the market price of our common shares.

Mr. Melisanidis, through Leveret, may not necessarily act in accordance with the best interests of other shareholders. Moreover, Mr. Melisanidis and members of Mr. Melisanidis' family hold significant interest in our related companies. For further discussion, please refer to the section of this report entitled "Major Shareholders and Related Party Transactions." The interests of Mr. Melisanidis may not coincide with the interests of other holders of our common stock. To the extent that conflicts of interests may arise, Mr. Melisanidis, through Leveret, may vote in a manner adverse to us or to you or other holders of our securities.

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

Our share price may continue to be highly volatile, which could lead to a further loss of all or part of an investor's investment

Over the last year, the stock market has experienced extreme price and volume fluctuations. This volatility has often been unrelated to the operating performance of particular companies. The market price of our common shares fluctuated substantially during 2009, with a high of $28.36 and a low of $11.82. If the volatility in the market continues or worsens, it could have a further adverse affect on the market price of our common shares, regardless of our operating performance.

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

Future sales of our common shares could cause the market price of our common stock to decline

The market price of our common stock could decline due to sales, or the announcements of proposed sales, of a large number of common stock in the market, including sales of common stock by our large shareholders, or the perception that these sales could occur. These sales, or the perception that these sales could occur, could also make it more difficult or impossible for us to sell equity securities in the future at a time and price that we deem appropriate to raise funds through future offerings of common stock.

Our amended and restated articles of incorporation authorize our board of directors to, among other things, issue additional shares of common or preferred stock or securities convertible or exchangeable into equity securities, without shareholder approval. We may issue such additional equity or convertible securities to raise additional capital. The issuance of any additional shares of common or preferred stock or convertible securities could be substantially dilutive to our shareholders. Moreover, to the extent that we issue restricted stock units, stock appreciation rights, options or warrants to purchase our common shares in the future and those stock appreciation rights, options or warrants are exercised or as the non-vested share units vest, our shareholders may experience further dilution. Holders of shares of our common stock have no preemptive rights that entitle such holders to purchase their pro rata share of any offering of shares of any class or series and, therefore, such sales or offerings could result in increased dilution to our shareholders.

ITEM 4.	INFORMATION ON THE COMPANY

A.           History and Development of the Company

Aegean Marine Petroleum Network Inc. is a Marshall Islands holding company incorporated on June 6, 2005 under the Marshall Islands Business Corporations Act, or the BCA.  On September 29, 2005, Leveret International Inc., our then sole shareholder, contributed direct and indirect ownership of companies that conduct our business operations.  Prior to our initial public offering we had 28,035,000 shares of our common stock outstanding. On December 13, 2006, we consummated our initial public offering of additional 14,375,000 shares of common stock, which we refer to as the initial public offering.  On January 27, 2010, we completed a public offering of an additional 4,491,900 shares of common stock.

We maintain our principal marketing and operating offices at 42 Hatzikyriakou Avenue, Piraeus 185 38 Athens, Greece. Our telephone number at that address is 011 30 (210) 458-6200. We also have an executive office to oversee our financial and other reporting functions in New York City at 299 Park Avenue, New York, New York 10171.  Our telephone number at that address is (212) 763-5665.

B.           Business Overview

We are an independent physical supplier and marketer of refined marine fuel and lubricants.  We procure marine fuel from refineries, major oil producers, and resell to a diversified customer base, representing all segments of the shipping industry, including tankers, container ships, drybulk carriers, cruise ships, reefers, LNG/LPG, car carriers, ferries, and marine fuel traders and brokers.  We serve the following markets: Greece, Gibraltar, the United Arab Emirates, Jamaica, Singapore, Northern Europe, Portland (U.K.), West Africa, Vancouver, Montreal, Mexico, Trinidad and Tobago and Morocco. We are one of the largest owners and operators of bunkering vessels.  As of March 30, 2010, we own a fleet of 42 bunkering vessels, 37 of which are double-hull.

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

We intend to continue expanding our business and marine fuel delivery capabilities. In January 2008 and April 2008, we commenced operations in West Africa and in the United Kingdom, respectively.  In July 2008, we acquired Canada-based marketer and physical supplier, ICS Petroleum, with operations in Vancouver, Montreal, and Mexico, and in June 2009, we commenced our physical operations in Trinidad and Tobago. In August 2009, we also commenced operations in Tanger-Med, Morocco. We plan to establish new service centers in other selected locations around the world during the next several years and to pursue acquisition opportunities as a means of expanding our service.

As we increase our global presence, we plan to expand our fleet by at least 12 new double hull bunkering tankers, for which we have firm orders, during the next year and may purchase additional secondhand vessels in the future.

In certain markets, we have deployed floating storage facilities which enable us to maintain more efficient refueling operations, have more reliable access to a supply of bunker fuel, and deliver a higher quality service to our customers. We own two double hull Panamax tankers, Fos and Ouranos, with a cargo-carrying capacity of approximately 68,000 dwt each, which we use as floating storage facilities in Ghana and the United Arab Emirates, respectively. We also own one double hull Aframax tanker, Leader, with a cargo-carrying capacity of approximately 82,000 dwt, which we have positioned in Gibraltar for use as a floating storage facility and, in January 2010, we entered into a memorandum of agreement with a third party seller to acquire a second double hull Aframax tanker, Difko Chaser (to be renamed Aeolos), which we plan to use as a floating storage facility.  Until the fourth quarter of 2009, we used our single hull tanker, Aegean IX, as a floating storage facility in Jamaica.  In November 2009 we entered into an agreement with a third party purchaser to sell the Aegean IX, which was delivered in December 2009.  In addition, in the United Kingdom, we store our marine fuel in land-based storage tanks with 40,000 metric tons capacity.

We have also entered into a binding heads of agreement to acquire the bunkering business of Verbeke Shipping N.V., or Verbeke Bunkering.  Verbeke Bunkering is a leading physical supplier of marine fuel in the Antwerp-Rotterdam-Amsterdam, or ARA, region.  Verbeke Bunkering operates a fleet of 18 bunkering barges, of which nine are double hull, and provides marine fuel delivery services in port to a diverse group of ship operators as well as marine fuel traders, brokers and other users.  As a result of this transaction, we expect to acquire: (i) seven bunkering barges, of which one is double hull; (ii) a minority ownership interest in one double hull bunkering barge; and (iii) a 10% and a 50% ownership interest in a double hull bunkering barge and a newbuilding double hull bunkering barge to be delivered, respectively. We plan to use the one single hull bunkering barge as a floating storage facility and the remaining vessels in the delivery of marine petroleum products.  We also expect to assume the charters for nine vessels currently chartered-in by Verbeke Bunkering. The acquisition of Verbeke Bunkering is subject to certain closing conditions, including our satisfaction of the results of legal, accounting, financial and operational due diligence, agreement on the purchase price, the receipt of required consents and approvals and the retention of existing trade and business financing. Assuming all closing conditions are met, we expect the acquisition of Verbeke Bunkering to close in the beginning of the second quarter of 2010.

In addition to our bunkering operations, we market and distribute marine lubricants under the Alfa Marine Lubricants brand. Alfa Marine Lubricants are currently available in most of our markets. We view this business as complimentary to our business of marketing and delivery marine fuel. In February 2009, we entered into an agreement to join the Sealub Alliance Network, a group formed by Gulf Oil Marine Ltd. to collaborate in the marketing and distribution of marine lubricants.

Our Service Centers

Greece

We currently service our customers through our related company, Aegean Oil, in Piraeus, Patras, and other parts of Greece. Aegean Oil has a license, which we, as a non-Greek company, are not qualified to obtain, to operate as a physical supplier of refined marine petroleum products in Greece. We currently operate nine double hull and one double bottom bunkering tankers in Greece.

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

Gibraltar

We possess a license issued by the Bunkering Superintendent of the Port of Gibraltar to act as a physical supplier of marine petroleum products in Gibraltar. We currently operate five double hull bunkering tankers in Gibraltar.

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

United Arab Emirates

We possess a license issued by Sharjah Economic Development Department to act as a physical supplier of marine petroleum products in the port area of Fujairah. We currently operate six double hull bunkering tankers in the UAE. We purchase our fuel in Fujairah from a variety of different suppliers including FAL Energy Co. Ltd., which also engages in supply operations in the port, Vitol, and ENOC. We store our fuel in our floating storage facility, the double hull Panamax tanker, Ouranos.  We compete here against other physical suppliers, including ENOC Bunkering (Fujairah) LLC, Akron Trade and Transport, International Supply, and Oil Marketing & Trading Inc., and Chemoil.

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

In Jamaica, we have a long-term contract to purchase our fuel from the state refinery, Petrojam Limited, which also engages in limited supply operations within the port. Until the fourth quarter of 2009, we used our single hull tanker, Aegean IX, as a floating storage facility in Jamaica.  In November 2009, we entered into an agreement with a third party purchaser to sell the Aegean IX, which was delivered in December 2009.

We support our bunkering operations from our office in Kingston, which we lease. We also own real property in Jamaica which we intend to use as a land-based storage facility.

Singapore

We possess a license issued by the Maritime and Port Authority of Singapore to act as a physical supplier of marine petroleum products in the port of Singapore. We operate six double hull bunkering tankers in Singapore.

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

West Africa

We possess a license from Ghana's National Petroleum Authority to act as a physical supplier of marine petroleum products both off the coast and in the ports of Ghana. We commenced physical supply operation in January 2008. We operate two double hull and two single hull bunkering tankers in West Africa. We are not aware of any other competing physical suppliers of marine petroleum products in Ghana.

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

United Kingdom

We own a marine fuel terminal infrastructure located in Portland Harbor. Our terminal is located near the southern access of the North Sea Sulphur Emission Control Area (SECA) and provides convenient access for commercial vessels to refuel. We store our marine fuel in land-based storage tanks, which we lease from Portland Port Limited. We commenced bunkering and terminal operations in April 2008. We operate one double hull bunkering tanker in the United Kingdom.

We purchase our fuel in the United Kingdom from a variety of different suppliers, including Total and Statoil. We compete here against other physical suppliers, including WFS (Falmouth).

We support our terminal and bunkering operations from our office in Portland (U.K.), which we lease.

Vancouver

We trade and supply marine petroleum products off the coast and in the port of Vancouver.  We operate one double hull and two single hull bunkering barges in the port of Vancouver.

We purchase our fuel in Vancouver from a variety of different suppliers, including Esso (Imperial Oil), which also engages in supply operations in the port.  We compete here against other physical suppliers, including major oil producers, Marine Petrobulk Ltd., Shell Canada, and Petro Canada.

We support our bunkering operations here from our office in Vancouver, which we lease.

Trinidad and Tobago

We possess a license issued by the Republic of Trinidad and Tobago to act as a physical supplier of marine petroleum products in the Port of Spain in Trinidad and Tobago. We currently operate two double hull bunkering tankers in Trinidad and Tobago.

We purchase our fuel in Trinidad and Tobago from a major supplier, Petrotin. We compete here against other physical suppliers, including Shell, BP and Ventrin.

We support our bunkering operations here from our office in Port of Spain, which we lease..

Morocco

We possess a license issued by the Agence Spéciale Tanger-Mediterranée, or the TMSA, to act as a physical supplier of marine petroleum products off the coast of Morocco and in the port of Tanger Med. We currently operate three double hull bunkering tankers in Morocco.

We source our fuel in Morocco through our service center in Gibraltar.  We were selected by Horizon Tangiers Terminal S.A., a special purpose consortium, as the exclusive bunkering company for the new port in Tanger Med.

We support our bunkering operations here from our office in Gibraltar, which we lease.

Sales and Marketing

Most of our marketing, sales, ship-management and other related functions are performed at our main offices in Piraeus, Greece. We also market products and services from our offices in New York City and Singapore. Following our acquisition of ICS Petroleum on July 1, 2008, we market products and services to Canadian and Mexican markets from our offices in Vancouver and Montreal, Canada.  Our sales force interacts with our established customers and markets our fuel sales and services to large commercial shipping companies and foreign governments. We believe our level of customer service, years of experience in the industry, and reputation for reliability are significant factors in retaining our customers and attracting new customers. Our sales and marketing approach is designed to create awareness of the benefits and advantages of our fuel sales and services. We are active in industry trade shows and other available public forums.

Administrative Offices

Cyprus

We maintain an administrative office in Cyprus, which we lease. Our office in Cyprus is responsible for, among other things, certain invoicing functions of our principal operating subsidiary, AMP.

New York City

We maintain an executive office in New York City to oversee our financial and other reporting functions.

Customers

We market marine fuel and related services to a broad and diversified base of customers. During the years ended December 31, 2007, 2008, and 2009, none of our customers accounted for more than 10% of our total revenues.  Our customers serviced during the past three years, include Greek-owned commercial shipping companies such as Capital Maritime & Trading Corp., Neptune Line Shipping and ENESEL S.A., other international shipping companies such as A.P. Moller and Royal Carribean Cruises Ltd., marine fuel traders and brokers such as World Fuel Services Corporation and oil majors, such as Exxon Mobil Corporation.

Suppliers

We purchase our marine fuel and lubricants from refineries, oil majors or other select suppliers around the world. In the year ended December 31, 2009, we purchased marine petroleum products of approximately $267.8 million, or approximately 12% of our total purchases of marine petroleum products from our related company, Aegean Oil. The majority of our purchases of marine petroleum products during the year ended December 31, 2009, were made from unrelated third-party suppliers and totaled $1,999.2 million, or approximately 88% of our total purchases of marine petroleum products.  Our cost of fuel is generally tied to spot pricing, market-based formulas or is governmentally controlled. We are usually extended trade credit from our suppliers for our fuel purchases, which is generally required to be secured by standby letters of credit or letters of guarantee.

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

A variety of government, quasi-governmental and private organizations subject our tankers to both scheduled and unscheduled inspections.  These organizations include the local port authorities, national authorities, harbor masters or equivalent, classification societies, flag state and charterers, particularly terminal operators and oil companies.  Some of these entities require us to obtain permits, licenses and certificates and approvals for the operation of our tankers and marine fuel facilities.  Our failure to maintain necessary permits, licenses, certificates or approvals could require us to incur substantial costs or temporarily suspend operation of our marine fuel terminal or one or more of the vessels in our fleet.

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

International Maritime Organization

The International Maritime Organization, or the IMO (the United Nations agency for maritime safety and the prevention of pollution by ships), has adopted the International Convention for the Prevention of Marine Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto, which has been updated through various amendments, or the MARPOL Convention. The MARPOL Convention implements environmental standards relating to oil leakage or spilling, garbage management, as well as the handling and disposal of noxious liquids, harmful substances in packaged forms, sewage and air emissions.

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

Under regulation 13H, HGO means any of the following:

•	crude oils having a density at 15ºC higher than 900 kg/m3;

•	fuel oils having either a density at 15ºC higher than 900 kg/ m3 or a kinematic viscosity at 50ºC higher than 180 mm2/s; or

•	bitumen, tar and their emulsions.

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

Air Emissions

In September 1997, the IMO adopted Annex VI to the MARPOL Convention to address air pollution from ships.  Effective May 2005, Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from all commercial vessel exhausts and prohibits deliberate emissions of ozone depleting substances (such as halons and chlorofluorocarbons), emissions of volatile organic compounds from cargo tanks, and the shipboard incineration of specific substances.  Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions.  We believe that all our vessels are currently compliant in all material respects with these regulations.  Additional or new conventions, laws and regulations may be adopted that could require the installation of expensive emission control systems and that could adversely affect our business, cash flows, results of operations and financial condition.

In October 2008, the IMO adopted amendments to Annex VI regarding emissions of sulfur oxide, nitrogen oxide, particulate matter and ozone-depleting substances, which amendments enter into force on July 1, 2010.  The amended Annex VI will reduce air pollution from vessels by, among other things, (i) implementing a progressive reduction of sulfur oxide emissions from ships by reducing the global sulfur fuel cap initially to 3.50% (from the current cap of 4.50%), effective from January 1, 2012, then progressively to 0.50%, effective from January 1, 2020, subject to a feasibility review to be completed no later than 2018; and (ii) establishing new tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation.  Once these amendments become effective, we may incur costs to comply with these revised standards.

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

The ISM Code requires that vessel managers or operators obtain a safety management certificate for each vessel they operate.  This certificate evidences compliance by a vessel's management with ISM Code requirements for a safety management system.  No vessel can obtain a safety management certificate unless its manager has been awarded a document of compliance, issued by each flag state, under the ISM Code.  We have all material requisite documents of compliance for our offices and safety management certificates for vessels in our fleet for which the certificates are required by the IMO. We renew these documents of compliance and safety management certificates as required.

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

Oil Pollution Liability

Many countries have ratified and follow the liability plan adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage of 1969, as amended in 2000, or the CLC. Under this convention and depending on whether the country in which the damage results is a party to the CLC, a vessel's registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain affirmative defenses. The limits on liability outlined in the 1992 Protocol use the International Monetary Fund currency unit of Special Drawing Rights, or SDR. Under an amendment to the 1992 Protocol that became effective on November 1, 2003 for vessels of 5,000 to 140,000 gross tons (a unit of measurement for the total enclosed spaces within a vessel), liability will be limited to approximately 4.51 million SDR plus 631 SDR for each additional gross ton over 5,000. For vessels over 140,000 gross tons, liability will be limited to 89.77 million SDR. The exchange rate between SDRs and U.S. dollars was 0.656046 SDR per U.S. dollar on March 22, 2010. The right to limit liability is forfeited under the CLC where the spill is caused by the owner's actual fault and under the 1992 Protocol where the spill is caused by the owner's intentional or reckless conduct. Vessels trading to states that are parties to these conventions must provide evidence of insurance covering the liability of the owner. In jurisdictions where the CLC has not been adopted various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to that of the CLC. We believe that our insurance will cover the liability under the plan adopted by the IMO.

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

European Union Restrictions

The European Union has adopted legislation that: (1) ban manifestly sub-standard vessels (defined as those over 15 years old that have been detained by port authorities at least twice in a six month period) from European waters and create an obligation of port states to inspect vessels posing a high risk to maritime safety or the marine environment; and (2) provide the European Union with greater authority and control over classification societies, including the ability to seek to suspend or revoke the authority of negligent societies. In addition, European Union regulations enacted in 2003 now prohibit all single hull tankers from entering into its ports or offshore terminals.

In October 2009, the European Union amended a directive to impose criminal sanctions for illicit ship-source discharges of polluting substances, including minor discharges, if committed with intent, recklessly or with serious negligence and the discharges individually or in the aggregate result in deterioration of the quality of water. Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims.

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

Greenhouse Gas Regulation

In February 2005, the Kyoto Protocol to the United Nations Framework Convention on Climate Change, or UNFCCC, which we refer to as the Kyoto Protocol, entered into force. Pursuant to the Kyoto Protocol, adopting countries are required to implement national programs to reduce emissions of certain gases, generally referred to as greenhouse gases, which are suspected of contributing to global warming. Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol. However, international negotiations are continuing with respect to a successor to the Kyoto Protocol, which sets emission reduction targets through 2012, and restrictions on shipping emissions may be included in any new treaty. In December 2009, more than 27 nations, including the United States and China, signed the Copenhagen Accord, which includes a non-binding commitment to reduce greenhouse gas emissions. The European Union has indicated that it intends to propose an expansion of the existing European Union emissions trading scheme to include emissions of greenhouse gases from vessels, if such emissions are not regulated through the IMO or the UNFCCC by December 31, 2010. In addition, the IMO is evaluating various mandatory measures to reduce greenhouse gas emissions from international shipping, including market-based instruments.  Any passage of climate control legislation or other regulatory initiatives by the EU, IMO or other countries where we operate that restrict emissions of greenhouse gases could require us to make significant financial expenditures that we cannot predict with certainty at this time.

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

Our current protection and indemnity insurance coverage for pollution is up to $1.0 billion per vessel per incident. The P&I Associations that compose the International Group insure approximately 90% of the world's commercial tonnage and have entered into a pooling agreement to reinsure each association's liabilities. As a member of a P&I Association that is a member of the International Group, we are subject to calls payable to the associations based on our claim records as well as the claim records of all other members of the individual associations, and members of the International Group.

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

In November 2005, an unrelated party filed a declaratory action against one of our subsidiaries before the First Instance Court of Piraeus, Greece. The plaintiff asserted that he was instrumental in the negotiation of the Company's eight-year Fuel Purchase Agreement with a government refinery in Jamaica and sought a judicial affirmation of his alleged contractual right to receive a commission of $1 per metric ton over the term of the contract. In December 2008, the First Instance Court of Piraeus dismissed the plaintiff's action. While the plaintiff's action was pending in Greece, the plaintiff commenced a new action involving the same cause of action before the Commercial Court of Paris, France, which dismissed that action in June 2009. The plaintiff's appeal of the dismissal was denied by the Paris Court of Appeal in February 2010. We do not believe that the outcome of this lawsuit will have a material effect on the Company.

In January 2010, a former director of our Ghanaian subsidiary and a company controlled by him, commenced an action in Ghana against two of our subsidiaries for alleged wrongful termination of such director's directorship and deprivation of an opportunity to hold 70% shares in an oil trading company and 30% shares in a shipping agency allegedly agreed to be formed by the parties. The plaintiffs are seeking a payment of approximately $7 million and damages for breach of trust, extreme mental anguish, pain and suffering, and loss of earnings.  The Company believes that the plaintiffs's claims are unwarranted and that the outcome of this litigation will have no material effect on the Company.

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

Currently, we own our vessels through separate wholly-owned subsidiaries listed in the following table:

Vessel-owning Subsidiary	Country of Incorporation	Vessel Name or Hull Number

Aegean Rose Maritime Company	Greece	Aegean Rose
Aegean Daisy Maritime Company	Greece	Aegean Daisy
Clyde I Shipping Corp.	Marshall Islands	Aegean Tulip
Aegean Tiffany Maritime Company	Greece	Aegean Tiffany
Aegean Breeze Maritime Company	Greece	Aegean Breeze I
Aegean X Maritime Inc.	Marshall Islands	Aegean X
Aegean Marine Petroleum LLC1	United Arab Emirates	Aegean Flower
Aegean Seven Maritime Inc.	Liberia	Aegean VII
Carnaby Navigation Inc.	Liberia	Aegean Pride I
Baltic Navigation Company	Marshall Islands	Aegean Force
Mare Vision S.A.	Marshall Islands	Aegean XI
Milos I Maritime Inc.	Marshall Islands	Hope
Sea Breezer Marine S.A.	Marshall Islands	Aegean Princess
Milos Shipping (Pte.) Ltd.	Singapore	Milos
Vera Navigation S.A.	Liberia	Vera
Ouranos Tanking S.A.	Liberia	Ouranos
Pontos Navigation Inc.	Marshall Islands	Leader
Aegean Bunkers at Sea NV	Belgium	Sara
Aegean Tanking S.A.	Liberia	Fos II
Serifos Shipping (Pte.) Ltd.	Singapore	Serifos
Kithnos Maritime Inc.	Marshall Islands	Kithnos
Amorgos Maritime Inc.	Marshall Islands	Amorgos
Kimolos Shipping (Pte.) Ltd.	Singapore	Kimolos
Syros I Maritime Inc.	Marshall Islands	Syros
Mykonos I Maritime Inc.	Marshall Islands	Mykonos
Santorini I Maritime Inc.	Marshall Islands	Santorini
Paros Shipping (Pte.) Ltd.	Singapore	Paros
Naxos Shipping (Pte.) Ltd.	Singapore	Naxos
Eton Marine Ltd.	Liberia	Patmos
Tasman Seaways Inc.	Liberia	Kalymnos
ICS Petroleum Ltd.	British Columbia (Canada)	PT36
West Coast Fuel Transport Ltd.	British Columbia (Canada)	PT25
Aegean Maistros Maritime Company	Greece	Aegean Orion
Aegean Ship III Maritime Company	Greece	Aegean III
Aegean Ship VIII Maritime Company	Greece	Aegean VIII
Aegean Ship XII Maritime Company	Greece	Aegean XII
Aegean Ace Maritime Company	Greece	Aegean Ace
Paxoi Marine S.A.	Liberia	Paxoi
Kerkyra Marine S.A.	Liberia	Kerkyra
Ithaki Shipping (Pte) Ltd.	Singapore	Ithaki
Cephallonia Marine S.A.	Liberia	Kefalonia
PT22 Shipping Co. Ltd.	British Columbia (Canada)	PT22
Silver Sea Shipping S.A.	Liberia	Aegean Star
AMP Maritime S.A.	Liberia	Aegean Champion
Zakynthos Marine S.A.	Liberia	Zakynthos
Andros Marine Inc.	Liberia	Andros
Lefkas Shipping (Pte) Ltd.	Singapore	Lefkas
Dilos Marine Inc.	Liberia	DN-3800-12
Ios Marine Inc.	Liberia	DN-3800-13
Sifnos Marine Inc.	Liberia	DN-3800-14
Tinos Marine Inc.	Liberia	DN-3800-15
Kythira Marine S.A.	Liberia	QHS 217
Benmore Services S.A.	Liberia	QHS 222
Ingram Enterprises Co.	Liberia	QHS 223
Santon Limited	Liberia	QHS 224
Kassos Navigation S.A.	Liberia	QHS 225
Tilos Navigation S.A.	Liberia	QHS 226
Halki Navigation S.A.	Liberia	QHS 227
Symi Navigation S.A.	Liberia	QHS 228

________________
1 Aegean Marine Petroleum LLC is a controlled subsidiary which is 51% owned by a local nominee.

D.           Property, Plant and Equipment

Real Property

The following table presents certain information on our leased and owned properties as of March 30, 2010.  We consider our properties to be suitable and adequate for our present needs.

Location	Principal Use	Leased or Owned	Lease Expiration Date

Piraeus, Greece	Business coordination center and ship-management office	Leased	May 2011 and May 2012
Portland, the United Kingdom	Administrative and operations office and storage facility	Leased	October 2032
Fujairah, the United Arab Emirates	Administrative and operations office	Leased	December 2010
Khor Fakkan, the United Arab Emirates	Administrative and operations office	Leased	December 2010
Gibraltar	Administrative and operations office	Leased	April 2040
Kingston, Jamaica	Administrative and operations office	Leased	July 2011
Jamaica	Land storage facility	Owned
Singapore	Administrative and operations office	Leased	September 2010
Antwerp, Belgium	Administrative and operations office	Leased	October 2010
Edgewater, New Jersey	Sales and marketing office	Owned
New York City, New York	Administrative office	Leased	April 2010
Nicosia, Cyprus	Administrative office	Leased	May 2010
Vancouver, Canada	Administrative and operations office	Leased	February 2016
Montreal, Canada	Sales and marketing office	Leased	January 2012
Tema, Ghana	Administrative and operations office	Leased	December 2012
Port of Spain, Trinidad	Administrative and operations office	Leased	March 2012

Fleet

The following table lists our fleet of owned vessels as of March 30, 2010:

Name	Double Hull	Flag	Build	Dwt

Bunkering Tankers:
Lefkas	Yes	Singapore	2010	5,500
Andros	Yes	Liberia	2010	4,600
Zakynthos	Yes	Liberia	2010	6,272
Kerkyra	Yes	Liberia	2009	6,290
Paxoi	Yes	Liberia	2009	6,310
Kalymnos	Yes	Liberia	2009	6,283
Kefalonia	Yes	Liberia	2009	6,272
Ithaki	Yes	Singapore	2009	6,272
Syros	Yes	Liberia	2008	4,596
Patmos	Yes	Liberia	2008	6,262
Naxos	Yes	Singapore	2009	4,626
Paros	Yes	Singapore	2008	4,629
Mykonos	Yes	Liberia	2008	4,626
Santorini	Yes	Liberia	2008	4,629
Kimolos	Yes	Singapore	2008	4,664
Kithnos	Yes	Liberia	2007	4,626
Amorgos	Yes	Liberia	2007	4,664
Serifos	Yes	Singapore	2007	4,664
Milos	Yes	Singapore	2007	4,626
Aegean Tiffany	Yes	Greece	2004	2,747
Aegean Breeze I	Yes	Greece	2004	2,747
Aegean Flower	Yes	United Arab Emirates	2001	6,523
Aegean Tulip	Yes	Liberia	1993	4,853
Aegean Ace	Yes	Greece	1992	1,615
Aegean Princess	Yes	Liberia	1991	7,030
Aegean Champion	Yes	Liberia	1991	23,400
Sara	Yes	Malta	1990	7,389
Aegean III	Yes	Greece	1990	2,973
Aegean VIII	Yes	Greece	1990	2,973
Aegean Rose	Yes	Greece	1988	4,935
Aegean Daisy	Yes	Greece	1988	4,935
Vera	No	Liberia	1985	3,720
Aegean VII	No	Liberia	1984	3,892
Aegean XI	Yes	Liberia	1984	11,050
Aegean X	Yes	Panama	1982	6,400
Aegean Pride I	Yes	Liberia	1982	11,538
Aegean Force	Yes	Liberia	1980	6,679
Hope	Yes	Liberia	1980	10,597
Aegean Star	Yes	Liberia	1980	11,520
Aegean XII	No	Greece	1979	3,680

Bunkering Barges
PT22	Yes	Canada	2001	2,315
PT36	No	Canada	1980	3,730
PT25	No	Canada	1988	2,560

Floating Storage Facilities
Mediterranean	Yes	Greek	1982	20,000
Aeolos	Yes	Liberia	1990	84,040
Leader	Yes	Panama	1985	83,890
Ouranos	Yes	Liberia	1983	67,980
Fos II	Yes	Liberia	1981	67,980

Special Purpose Vessel
Orion	No	Greek	1991	550

We have positioned our bunkering tankers across our existing service centers and review vessel positioning on a periodic basis and reposition them among our existing or new service centers to optimize their deployment. Our vessels operate within or outside the territorial waters of each geographical location and, under international law, usually fall under the jurisdiction of the country of the flag they carry. Generally, our bunkering tankers, unlike our bunkering barges, are not permanently located within any particular territorial waters and we are free to use all of our bunkering tankers in any geographical location. We have positioned three of our tankers in the United Arab Emirates, Ghana and Gibraltar and use them as floating storage facilities and a 550 dwt tanker as a special purpose vessel in Portland (U.K.).

We intend to expand our business and marine fuel delivery capability. In furtherance of this objective, we have entered into newbuilding contracts with two shipyards located in China for the construction of new double hull bunkering tankers; we have 12 remaining vessels for delivery in the year. As we expand our global presence, we expect to enter into agreements with third party sellers to purchase additional double hull bunkering tankers. Following the delivery of the 12 newbuildings that we have under contract, we expect to have 55 double hull vessels in our operating fleet of bunkering tankers.

The following table presents certain information concerning 12 bunkering tankers that we have contracted to build as of March 30, 2010.

Hull Number	Hull Type	Expected Delivery	Dwt	Shipyard

Bunkering Tankers Under Contracts:
DN-3800-12	Double Hull	Q2 2010	4,600	Fujian
DN-3800-13	Double Hull	Q2 2010	4,600	Fujian
DN-3800-14	Double Hull	Q2 2010	4,600	Fujian
DN-3800-15	Double Hull	Q2 2010	4,600	Fujian
QHS 217	Double Hull	Q2 2010	5,500	Hyundai
QHS 222	Double Hull	Q2 2010	5,500	Hyundai
QHS 223	Double Hull	Q2 2010	5,500	Hyundai
QHS 224	Double Hull	Q2 2010	5,500	Hyundai
QHS 225	Double Hull	Q2 2010	5,500	Hyundai
QHS 226	Double Hull	Q2 2010	5,500	Hyundai
QHS 227	Double Hull	Q3 2010	5,500	Hyundai
QHS 228	Double Hull	Q3 2010	5,500	Hyundai

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following management's discussion and analysis of the results of our operations and our financial condition should be read in conjunction with the financial statements and the notes to those statements included elsewhere in this report. This discussion includes forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, such as those set forth in the section entitled "Risk Factors" and elsewhere in this report.

A.      Operating Results

General

We are a marine fuel logistics company that physically supplies and markets refined marine fuel and lubricants to ships in port and at sea. As a physical supplier, we purchase marine fuel from refineries, major oil producers and other sources and resell and deliver these fuels using our bunkering tankers to a broad base of end users.

We sell marine petroleum products to customers primarily at a margin over PLATTS prices (benchmark market prices). PLATTS prices are quoted daily by region and by terms of delivery. We have not had a significant number of long-term written agreements with customers. Under a typical sales contract, a customer requests that we quote a fixed price per metric ton for the sale and delivery of a specified volume and classification of marine fuel on a given date. The customer requests a quotation several days prior to the delivery date. We generally do not quote prices for periods in excess of one week. Once an agreement has been made with a customer, we are deemed to be bound to deliver the specified quantity and classification of marine fuel at the quoted fixed price on the specified delivery date to an identified vessel at a named location. We remain responsible for securing the supply of marine fuel from the supplier and for delivering the marine fuel to the customer's vessel.

We purchase marine petroleum products from reputable suppliers under either long-term supply contracts or on the spot markets at a margin over PLATTS prices. Except for our service centers in Gibraltar, Ghana and the United Arab Emirates, we generally take deliveries of the products on the day of, or a few days prior to, the delivery of the products to the customer's vessel. In Gibraltar, Ghana and the United Arab Emirates, utilizing our storage facilities, we take deliveries of the products generally more than one but less than two weeks prior to delivery of the products to our customers. The cost of our marine fuel purchases is generally fixed at the date of loading from the supplier's premises. Generally, under our long-term supply contracts, the supplier undertakes to supply us with a minimum quantity of marine fuel per month subject to a maximum. Price calculations vary from supplier to supplier in terms of the supplier's margins, the referenced PLATTS prices and the calculation of the average PLATTS price. Depending on the agreement with each supplier, the referenced PLATTS price could be the spot price or an average price over a specified period.

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

•
Gross spread on marine petroleum products and gross spread per metric ton of marine fuel sold.  Gross spread on marine petroleum products represents the margin that we generate on sales of marine fuel and lubricants.  Gross spread on marine fuel represents the margin that we generate on sales of various classifications of MFO or MGO. Gross spread on lubricants represents the margin that we generate on sales of lubricants.  We calculate the gross spreads by subtracting from the sales of the respective marine petroleum product the cost of the marine petroleum product sold and cargo transportation costs.  For arrangements in which we physically supply marine petroleum products using our bunkering tankers, costs of marine petroleum products sold represent amounts paid by us for marine petroleum products sold in the relevant reporting period. For arrangements in which marine petroleum products are purchased from our related company, Aegean Oil, cost of marine petroleum products sold represents the total amount paid by us to the physical supplier for marine petroleum products and their delivery to our customers.  For arrangements in which we purchase cargos for our floating storage facilities, cargo transportation costs are either included in the purchase price of marine fuels that we paid to the supplier or paid separately by us to a third-party transportation provider.

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

For the Year Ended December 31,
2005	2006	2007	2008	2009

(in thousands of U.S. dollars, unless otherwise stated)

Sales of marine petroleum products	505,605	790,657	1,345,849	2,768,067	2,449,445
Less: Cost of marine petroleum products sold	464,801	728,637	1,251,712	2,594,443	2,266,960
Less: Cargo transportation costs	-	-	4,466	12,661	5,987
Gross spread on marine petroleum products	40,804	62,020	89,671	160,963	176,498
Less: Gross spread on lubricants	264	455	536	1,298	2,755
Gross spread on marine fuel	40,540	61,565	89,135	159,665	173,743

Sales volume of marine fuel (metric tons)	1,746,377	2,367,289	3,437,269	5,200,256	6,192,755

Gross spread per metric ton of marine fuel sold (U.S. dollars)	23.2	26.0	25.9	30.7	28.1

The following table reconciles our gross spread on marine petroleum products sold to the most directly comparable U.S. GAAP measure, operating income, for all periods presented:

For the Year Ended December 31,
2005	2006	2007	2008	2009

(in thousands of U.S. dollars)

Gross spread on marine petroleum products	40,804	62,020	89,671	160,963	176,498
Add: Voyage revenues	10,450	11,639	5,758	1,379	9,044
Add: Other revenues	1,275	1,516	1,266	8,526	12,471
Add: Gain on sale of vessel	-	-	2,693	-	4,094
Add: Cargo transportation costs	-	-	4,466	12,661	5,987
Less: Salaries, wages and related costs	(8,958)	(12,871)	(24,363)	(41,666)	(47,708)
Less: Vessel hire charges	(518)	-	-	-	-
Less: Depreciation	(2,226)	(4,240)	(6,373)	(12,604)	(16,792)
Less: Amortization	(636)	(1,684)	(3,224)	(3,953)	(4,886)
Less: Management fees	(182)	(223)	(54)	-	-
Less: Other operating expenses	(16,629)	(25,697)	(39,042)	(73,157)	(79,492)
Operating income	23,380	30,460	30,798	52,149	59,216

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

Gross spread on marine petroleum products (including gross spread on marine fuel and gross spread on lubricants) and gross spread per metric ton of marine fuel sold should not be considered as alternatives to operating income, net income or other U.S. GAAP measures and may not be comparable to similarly titled measures of other companies. Gross spread on marine petroleum products and gross spread per metric ton of marine fuel sold do not reflect certain direct and indirect costs of delivering marine petroleum products to our customers (such as crew salaries, vessel depreciation, storage costs, other vessel operating expenses and overhead costs) or other costs of doing business.

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

EBITDA represents net income before interest, taxes, depreciation and amortization. EBITDA does not represent and should not be considered as an alternative to net income, operating income or any other indicator of the Company's performance, as determined by U.S. GAAP, and our calculation of EBITDA may not be comparable to that reported by other companies. EBITDA is included herein because it is a basis upon which we assess our performance and because we believe that it presents useful information to investors regarding Company's ability to service and/or incur indebtedness. The following table reconciles net income to EBITDA for the periods presented:

For the Year Ended December 31,
2005	2006	2007	2008	2009

(in thousands of U.S. dollars)

Net income	21,475	24,225	27,738	39,915	48,525

Add: Net financing cost	2,277	4,231	1,483	11,876	10,209
Add: Income taxes	24	2	8	1,879	153
Add: Depreciation and amortization	2,862	5,924	9,597	16,557	21,678

EBITDA	26,638	34,382	38,826	70,227	80,565

•
Number of markets served.  The number of markets served includes our operations at our service centers in the United Arab Emirates, Gibraltar, Jamaica, Singapore, Northern Europe, West Africa, Vancouver,  Portland (U.K.), Trinidad and Tobago (Southern Caribbean), Tangiers (Morocco) and Greece, where we conduct operations through our related company, Aegean Oil, as well as our trading operations in Montreal and Mexico. The number of markets served is an indicator of the geographical distribution of our operations and affects both the amount of revenues and expenses that we record during a given period. We commenced physical supply operations in Singapore on June 2, 2006, in Northern Europe on October 9, 2007, in Ghana on January 15, 2008, in Portland (U.K.) on April 1, 2008, in Canada and Mexico on July 1, 2008, in Trinidad and Tobago on April 1, 2009 and in Tangiers, Morocco on August 25, 2009.

•
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

	Year Ended December 31,
	2007	2008	2009
	(in thousands of U.S. dollars, unless otherwise stated)
Sales volume of marine fuel (metric tons)	3,437,269	5,200,256	6,192,755
Gross spread on marine petroleum products	89,671	160,963	176,498
Gross spread per metric ton of marine fuel sold (U.S. dollars)	25.9	30.7	28.1
Number of markets served, end of period	6.0	11.0	14.0
Average number of operating bunkering vessels	13.5	22.7	33.7

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

We sell and deliver marine petroleum products to a broad and diversified customer base, including international commercial shipping companies, governments, and marine fuel traders and brokers. For the years ended December 31, 2007, 2008 and 2009, none of our customers accounted for more than 10% of our total revenues.

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

In addition to our physical supply operations, from time to time, we may act as a broker, generally in locations where we do not have service centers. This business involves activities whereby we contract with third-party physical suppliers to sell us marine fuel and to deliver the marine fuel to a customer in the relevant location. Accordingly, our trading activities do not involve our physical possession of marine fuel and require less complex logistical operations and infrastructure. As such, we typically earn a significantly lower gross spread from our trading activities than from our physical supply activities.

We purchase and take delivery of marine petroleum products from various suppliers under long-term volume contracts or on the spot market. Long-term supply contracts from third parties allow us to minimize our exposure to supply shortages. In general, at each of our service centers except for Gibraltar, the United Arab Emirates and West Africa, we purchase from local supply sources.

Our cost of marine petroleum products includes purchases from related companies. In Greece, we purchase marine petroleum products under a ten-year supply contract that commenced on April 1, 2005, from our related company, Aegean Oil, which charges us its actual cost of the marine petroleum products plus a margin. We believe the amounts we have paid to our related company are comparable to amounts that we would have negotiated in arm's-length transactions with unaffiliated third parties. For further discussion of our marine petroleum products purchases from Aegean Oil, please refer to the section of this report entitled "Major Shareholders and Related Party Transactions."

The following table reflects our cost of marine petroleum products sold incurred from third-party suppliers and from our related company suppliers for the periods indicated.

Year Ended December 31,
2007	2008	2009

(in thousands of U.S. dollars)

Third-party suppliers	1,091,769	2,242,911	1,999,193
Related company suppliers	159,943	351,532	267,767
Total	1,251,712	2,594,443	2,266,960

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

Voyage Revenues

Our voyage revenues are derived from the employment of our specialty tanker with roll-on roll-off facilities and refueling capabilities for fuel trucks and from the employment of our bunkering tankers based in Greece.  In 2009, we employed our specialty tanker, Maistros, under a contract of affreightment with Aegean Oil for the distribution of gasoline and other refined petroleum products in the Greek islands. During the year ended December 31, 2009, we recognized $2.1 million revenue from Aegean Oil under this contract of affreightment.  On June 10, 2009, we sold the specialty tanker, Maistros, to an unaffiliated third-party purchaser and terminated this contract of affreightment.  Additionally, in 2009 we have employed our vessels Aegean III, Aegean VIII, Aegean XII, Aegean Daisy, Aegean Rose, Aegean Breeze and Aegean Tiffany under a contract with an unaffiliated third party for the distribution of refined marine petroleum products in Greek ports. During the year ended December 31, 2009, we recognized $6.9 million revenue under this contract.

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

The following table reflects salaries, wages and costs related to our crews and salaried employees.

Year Ended December 31,
2007	2008	2009

(in thousands of U.S. dollars)

Shipboard personnel	11,509	21,017	23,546
Shoreside personnel	12,854	20,649	24,162
Total	24,363	41,666	47,708

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

Other operating expenses also include expenses relating to rent, communal charges, advertising, travel, public relations and auditing and legal fees. We expect these expenses to increase further as we enter new markets.

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

Management Fees

We have historically paid Aegean Shipping Management S.A., or Aegean Shipping, our former fleet manager and a related company, owned and controlled by members of Mr. Melisanidis' family, a fixed management fee per month for each vessel in our operating fleet in exchange for providing strategic, technical and commercial management services in connection with the deployment of our bunkering tankers and Aframax tankers. On April 17, 2007, we sold the last vessel managed by Aegean Shipping, Aegean Hellas. We believe the amounts we paid to our related company manager were comparable to amounts that we would have negotiated in arm's-length transactions with unaffiliated third parties.

Interest and Finance Costs

We have historically incurred interest expense and financing costs in connection with long-term debt to partially finance the acquisitions of our vessels and in connection with short-term bank borrowings obtained for working capital purposes. In connection with our initial public offering, we repaid and terminated a portion of our outstanding indebtedness. Subsequently, we have incurred and expect to continue incurring interest expense and financing costs under our existing credit facilities to finance the construction of our new bunkering tankers and our senior secured credit facilities. We intend to limit the amount of these expenses and costs by repaying our outstanding indebtedness from time to time from our cash flows from operations.

We believe that, in the short-term, a majority of the interest and financing costs relating to our credit facilities to finance vessel construction, will be capitalized as part of the acquisition costs of our vessels and not be incurred as interest expense in our statements of income.

Income Taxes

Our principal operating subsidiary, AMP, is incorporated in the Republic of Liberia. Under regulations promulgated by the Liberian Ministry of Finance, AMP is not required to pay any tax or file any report or return with the Republic of Liberia in respect of income derived from its operations outside of the Republic of Liberia because AMP is considered a non-resident domestic corporation. The Liberian Ministry of Justice has issued an opinion that these regulations are valid. If AMP were subject to Liberian tax, it would be subject to tax at a rate of 35% on its worldwide income, and dividends it pays to us would be subject to a withholding tax at rates ranging from 15% to 20%.

AMP has established an office in Greece which provides services to AMP and AMP's office in Cyprus. Under the laws of Greece, and in particular under Greek Law 3427/2005 which amended, replaced and supplemented provisions of Law 89/1967, which expired on December 31, 2005, the income of AMP's Greek office is calculated on a cost plus basis on expenses incurred by that office. The Greek Ministry of Economy and Finance has determined that the profit margin applicable to AMP is 5%. This determination is subject to periodic review. AMP's income, as calculated by applying the 5% profit margin, is subject to Greek corporate income tax at the rate of 29% for fiscal year 2006 and 25% for fiscal years 2007 and later. All expenses to which the profit margin applies are deducted from gross income for Greek corporate income tax purposes. Accordingly, under Greek Law 3427/2005, as currently applied to us, we expect that AMP will continue to have no liability for any material amount of Greek income tax.

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

Our business is affected by taxes imposed on the purchase and sale of marine petroleum products in various jurisdictions in which we operate from time to time. These taxes include income, sales, excise, goods and services taxes, value-added taxes, and other taxes. Other than in Canada, we do not pay a material amount of tax in any jurisdiction in which we operate.  For the years ended December 31, 2009, 2008 and 2007, our income tax amounted to $0.2 million, $1.9 million and $8,000, respectively.  The income tax amounts in 2008 and 2009 were mainly attributable to our Canadian operations.

Results of Operations

Year ended December 31, 2009, compared to the year ended December 31, 2008

Sales of Marine Petroleum Products.  Sales of marine petroleum products decreased by $318.7 million, or 11.5%, to $2,449.4 million for the year ended December 31, 2009, compared to $2,768.1 million for the year ended December 31, 2008. Of the total decrease in sales of marine petroleum products, $724.3 million was attributable to a 26.3% decrease in the average price of marine fuel (using sales volumes for the year ended December 31, 2008), $387.0 million was attributable to an increase in sales volume of marine fuel (using average prices for the year ended December 31, 2009), and $18.6 million was attributable to an increase in the sales of lubricants. Sales volume of marine fuel increased by 992,499 metric tons, or 19.1%, to 6,192,755 metric tons for the year ended December 31, 2009, compared to 5,200,256 metric tons for the year ended December 31, 2008 due to additional volume of sales of marine fuel in the United Arab Emirates, Singapore and Canada and due to sales in our new markets, Trinidad and Tobago and Tanger-Med, Morocco.

Gross Spread on Marine Petroleum Products.  Gross spread on marine petroleum products increased by $15.5 million, or 9.6%, to $176.5 million for the year ended December 31, 2009, compared to $161.0 million for the year ended December 31, 2008. The increase in our gross spread on marine petroleum products mainly resulted from the increased sales volume of marine fuel. Our gross spread per metric ton of marine fuel sold during the year ended December 31, 2009 decreased by $2.6, or 8.5%, to $28.1 compared to $30.7 for the year ended December 31, 2008.  Gross spreads per metric ton do not generally increase or decrease proportionately with the price of marine fuel. Accordingly, gross spread on marine petroleum products, as a percentage of total revenues, increased from 5.8% for the year ended December 31, 2008 to 7.1% for the year ended December 31, 2009.  Gross spread on marine petroleum products and gross spread per metric ton of marine fuel sold are non-GAAP measures and should not be considered as alternatives to operating income, net income or other GAAP measures and may not be comparable to similarly titled measures of other companies. Please refer to the section entitled "Factors Affecting Our Results of Operations" for a reconciliation of gross spread on marine petroleum products to the most directly comparable GAAP measure.

Voyage Revenues.  Voyage revenues increased by $7.7 million, or 550.0%, to $9.1 million for the year ended December 31, 2009, compared to $1.4 million for the year ended December 31, 2008. Voyage revenues for the year ended December 31, 2009 were attributable to the employment of our specialty tanker, Maistros, under the contract of affreightment with Aegean Oil, which commenced on October 1, 2008, and from the employment of seven of our bunkering tankers with an unaffiliated third party for the distribution of refined marine petroleum products in Greek ports. Voyage revenues for the year ended December 31, 2008, were attributable to the employment of our specialty tanker, Maistros.

Salaries, Wages and Related Costs.  Salaries, wages and related costs increased by $6.0 million, or 14.4%, to $47.7 million for the year ended December 31, 2009, compared to $41.7 million for the year ended December 31, 2008. This increase was mainly due to an increase in the number of full-time employees as we hired new employees to manage our expanded fleet and service center network. Furthermore, crew costs increased as the average number of operating bunkering vessels increased to 33.7 for the year ended December 31, 2009, compared to 22.7 for the year ended December 31, 2008.

Depreciation.   Depreciation increased by $4.2 million, or 33.3%, to $16.8 million for the year ended December 31, 2009, compared to $12.6 million for the year ended December 31, 2008. This increase is in line with the 48.5% increase in the average number of operating bunkering vessels.

Other Operating Expenses. Other operating expenses increased by $6.3 million, or 8.6%, to $79.5 million for the year ended December 31, 2009, compared to $73.2 million for the year ended December 31, 2008. This increase in other operating expenses was primarily attributable to the higher cost on marine fuel consumption and to the increased overhead costs.

Interest and Finance Costs.  Interest and finance costs decreased by $2.1 million, or 16.9% to $10.3 million for the year ended December 31, 2009, compared to $12.4 million for the year ended December 31, 2008. The decrease in interest and finance costs was mainly attributable to the decrease in the interest rates.

Year ended December 31, 2008, compared to the year ended December 31, 2007

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

Gross Spread on Marine Petroleum Products.  Gross spread on marine petroleum products increased by $71.3 million, or 79.5%, to $161.0 million for the year ended December 31, 2008, compared to $89.7 million for the year ended December 31, 2007. The increase in our gross spread on marine petroleum products mainly resulted from the increased sales volume of marine fuel. Our gross spread per metric ton of marine fuel sold during the year ended December 31, 2008 increased by $4.8, or 18.5%, to $30.7 compared to $25.9 for the year ended December 31, 2007.  Gross spreads per metric ton do not generally increase or decrease proportionately with the price of marine fuel. Accordingly, gross spread on marine petroleum products, as a percentage of total revenues, decreased from 6.6% for the year ended December 31, 2007 to 5.8% for the year ended December 31, 2008.  Gross spread on marine petroleum products and gross spread per metric ton of marine fuel sold are non-GAAP measures and should not be considered as alternatives to operating income, net income or other GAAP measures and may not be comparable to similarly titled measures of other companies. Please refer to the section entitled "Factors Affecting Our Results of Operations" for a reconciliation of gross spread on marine petroleum products to the most directly comparable GAAP measure.

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

Salaries, Wages and Related Costs.  Salaries, wages and related costs increased by $17.3 million, or 71.0%, to $41.7 million for the year ended December 31, 2008, compared to $24.4 million for the year ended December 31, 2007. This increase was mainly due to an increase in the number of full-time employees as we hired new employees to manage our expanded fleet and service center network. Furthermore, crew costs increased as the average number of operating bunkering vessels increased to 22.7 for the year ended December 31, 2008, compared to 13.5 for the year ended December 31, 2007.

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

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of such financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of our financial statements. Historically our estimates have been fairly accurate; however, actual results may differ from these estimates under different assumptions and conditions.

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

Trade Receivables and Allowance for Doubtful Accounts

We extend credit on an unsecured basis to many of our customers. There is uncertainty over the level of collectability of customer accounts. Our management is responsible for approving credit limits above certain amounts, setting and maintaining credit standards, and managing the overall quality of our credit portfolio. We perform ongoing credit evaluations of our customers and adjust credit limits based upon payment history and the customer's current credit worthiness. Accounts receivable are deemed past due based on contractual terms agreed with our customers.

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

An increase in the estimated useful life of a tanker or in its estimated residual value would have the effect of decreasing the annual depreciation charge and extending it into later periods. A decrease in the estimated useful life of a tanker or in its estimated residual value would have the effect of increasing the annual depreciation charge. A 20% decrease in the remaining estimated useful lives of our vessels would increase our depreciation charge for the year ended December 31, 2009 by $4.1million.

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

Impairment of Long-lived Assets

We evaluate the carrying amounts of our long-lived assets to determine if events have occurred which would require modification to their carrying values. In evaluating useful lives and carrying values of long-lived assets, we review certain indicators of potential impairment, such as vessel sale and purchase prices in the marketplace, business plans and overall market conditions. If an indicator of impairment exists, we determine undiscounted projected net operating cash flow for each vessel or group of vessels and compare it to the relevant carrying value. In developing estimates of future cash flows, the Company relied upon estimates made by management with regard to the Company's vessels, including future deliveries, operating expenses, and the estimated remaining useful lives of the vessels.  These assumptions are based on historical trends as well as future expectations and are consistent with the plans and forecasts used by management to conduct its business.  The variability of these factors depends on a number of conditions, including uncertainty about future events and general economic conditions; therefore, the Company's accounting estimates might change from period to period. In the event that undiscounted projected net operating cash flows were less than carrying value, we would estimate the fair value of the related asset and record a charge to operations calculated by comparing the asset's carrying value to the estimated fair value. When performing impairment assessments, management would generally consider vessel valuation reports obtained from third-party valuation specialists.

The fair market value of the vessels that we currently own or may acquire in the future may increase or decrease depending on a number of factors, including general economic and market conditions affecting the international marine fuel supply industry, supply and demand for bunkering tankers, costs of newbuildings and governmental or other regulations.  If we sell any vessel when vessel prices have fallen and before we have recorded an impairment adjustment to our financial statements, the sale may be at less than the vessel's carrying amount on our financial statements, resulting in a loss.  Such loss could adversely affect our financial condition, results of operations and our ability to pay dividends to our shareholders.

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

	Average Number of Vessels		Drydock costs
Year Ended December 31,	Bunkering	Non-bunkering	As Reported	As Incurred
			(in thousands of U.S. dollars)
2007	13.5	1.7	3,172	3,186
2008	22.7	4.8	3,640	6,890
2009	33.7	5.4	4,574	5,504

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

Our estimates of the frequency of required drydocking of our vessels have not changes in the past periods.  We do not expect these estimates to change in the future because we believe they will continue to accurately represent the frequency of drydocking inspections necessary for the maintenance of our vessels.

B.           Liquidity and capital resources

Our treasury activities are controlled centrally by our treasury department, which is located at our offices in Greece. Our treasury department administers our working capital resources including our current accounts, time deposits, overdrafts and bank loans. Our liquidity objective is to maintain an optimum daily net cash position which takes into consideration immediate working capital and operational requirements, as well as short- to medium-term capital expenditure requirements, but which would not result in an unnecessary net cash surplus. In this way, we seek to maximize available cash to reinvest in our business. Our policy is to minimize the use of time deposits, financial instruments or other forms of investments which we believe generate lower levels of return than the return on our invested capital.

Our cash is primarily denominated in U.S. dollars because our sales of marine petroleum products are fully denominated in U.S. dollars. Our service centers pay their operating expenses in various currencies-primarily the Euro, the UAE dirham, the Gibraltar pound, the British pound, the Canadian dollar, the Jamaican dollar, and the Singapore dollar. Our treasury department transfers cash to our service centers monthly on an as-needed basis and accordingly, we maintain low levels of foreign currency at our service centers.

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

We have funded our business primarily through: (i) cash generated from operations, (ii) equity capital and short-term borrowings from our shareholders, (iii) short-term borrowings from banks, and (iv) long-term bank debt. We have a revolving credit facility that provides for borrowings up to certain amounts for working capital purposes as well as a sublimit for the issuance of standby letters of credit. Furthermore, we have long-term debt facilities with several banks in order to partially finance the acquisition costs of several of our vessels. The credit agreements for the long-term debt facilities are secured with first priority mortgages over certain of our vessels. As of December 31, 2009, we believe that we were in compliance in all material respects with all covenants of our credit facilities. We also believe that our working capital resources are sufficient for our present requirements.

Credit Facilities

As of December 31, 2008 and 2009, we had the following outstanding loans:

Loan	Date	2008	2009
		(in millions of U.S. dollars)
2009 senior secured credit facility	March 16, 2009	-	152.0
2008 senior secured credit facility	September 30, 2008	90.0	-
Secured term loan with respect to three vessels	July 8, 2008	14.5	12.6
Secured term loan with respect to four new buildings	April 24, 2008	15.1	25.3
Revolving overdraft credit facility	March 11, 2008	-	-
Senior secured revolving credit facility	September 17, 2009	-	50.0
Trade Credit facility	November 19, 2009	-	-
Secured syndicated term loan facility with respect to five newbuildings	July 5, 2007	6.6	19.8
Secured syndicated term loan facility with respect to seven newbuildings	October 30, 2006	28.0	48.9
Secured term loan facility with respect to two newbuildings	October 27, 2006	7.9	13.8
Secured term loan facility with respect to three newbuildings	October 25, 2006	14.2	18.4
Secured term loan facility under the 2006 senior secured credit facility with respect to five newbuildings	December 19, 2006	31.0	28.2
Secured syndicated term loan facility with respect to two newbuildings	October 26, 2005	16.0	-
Secured syndicated term loan facility with respect to five newbuildings	August 30, 2005	30.3	32.1
		253.6	401.1

The following is a summary of terms, including operating and financial restrictions, of our credit facilities.

Senior secured credit facilities.

2009 Senior secured credit facility.  On March 16, 2009, with effect as of February 1, 2009, AMP renewed for a period of two years ended January 31, 2011 and amended certain terms of the 2008 senior secured credit facility discussed below.  We refer to the renewed and amended facility as our senior secured credit facility.  Our senior secured credit facility is in an uncommitted amount of up to $1.0 billion and may be used for working capital and general corporate purposes.  Our senior secured credit facility had a committed amount of up to $300.0 million, which decreased to $250.0 million on March 31, 2009, consisting of a guarantee and/or letter of credit line in an amount of up to $197.5 million and a cash advance limit in an amount of up to $250.0 million, which decreased to $147.5 million and $208 million on March 31, 2009, respectively.  Our senior secured credit facility bears interest at a rate of LIBOR plus a margin of 2.50%, while documentary and standby letters of credit are subject to commissions of 0.75% and 1.50%, respectively.

2008 senior secured credit facility.  On September 30, 2008, AMP entered into a senior secured syndicated revolver, guarantee and letter of credit facility with international commercial lenders for an amount of up to $1.0 billion, for working capital and general corporate purposes, or our 2008 senior secured credit facility.  Our 2008 senior secured credit facility replaced our 2007 senior secured credit facility discussed below.  Our 2008 senior secured credit facility had a committed amount of up to $420.0 million, consisting of a guarantee and/or letter of credit line in an amount of up to $310.0 million and a cash advance limit in an amount of up to $320.0 million. The borrowings under our 2008 senior secured credit facility bore interest at a rate of LIBOR plus a margin of 1.50%.  Documentary and standby letters of credit were subject to commissions of 0.35% and 0.75%, respectively. We replaced our 2008 senior secured credit facility with our senior secured credit facility discussed above.

Our senior secured credit facility is, and our 2008 senior secured credit facility was, secured by, among other things:

•	a first priority mortgage on 11 of our double hull bunkering tankers and our three floating storage facilities, or our mortgaged vessels;

•	an assignment of all earnings, requisition compensation and insurance policies of our mortgaged vessels;

•	a charge over AMP's operating account;

•	our corporate guarantee and guarantees of our vessel-owning subsidiaries acting as guarantors;

•	the general assignment of trade receivables by us and our subsidiaries;

•	a floating charge on our inventories; and

•	a corporate guarantee of our vessel-owning subsidiaries acting as supplemental guarantors and undertakings to provide first priority mortgages if the lenders so request.

Both of our senior secured credit facility and our 2008 senior secured credit facility contain certain covenants requiring us to, among other things:

•	maintain our listing at the New York Stock Exchange;

•	ensure that our vessels are managed by Aegean Bunkering Services Inc. and that there is no change in their management without the lenders' consent;

•	obtain and maintain an interest insurance policy and additional perils pollution insurance policies for 100% of the market value of our vessels;

•	indemnify the lenders against the consequences of a pollution incident;

•	ensure that there is no change of AMP's or our and our subsidiaries' business;

•	have direct control of and own directly or indirectly 100% of the capital stock of vessel-owning subsidiaries acting as guarantors and additional guarantors;

•	maintain minimum security of 120% of the outstanding facility amount;

•	ensure that Mr. Melisanidis controls at least 26% of our shares;

•	inform the lenders about any actual or proposed purchases; and

•	provide the lenders with financial statements on a semi-annual and annual basis and such other information that the lenders may reasonably request.

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

Furthermore, our senior secured credit facility requires us to ensure that our interest coverage ratio is always higher than 1.3.

As of December 31, 2008 and December 31, 2009, we had $90.0 million and $152.0 million outstanding under our senior secured credit facilities, respectively.

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

As of December 31, 2008 and December 31, 2009, we had $31.0 million and $28.2 million outstanding under our 2006 senior secured credit facility.

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

The loan is collateralized by:

•	a first priority mortgage over each of the vessels;

•	a first priority pledge over the operating account of each of the three vessel-owning subsidiaries;

•	assignments of earnings, insurances and requisition compensation of each of the mortgaged vessels; and

•	our corporate guarantee.

The loan agreement contains financial covenants requiring us to, among other things, ensure that:

•	market value adjusted net worth is not less than $175.0 million;

•	the minimum liquidity is not less than $25.0 million; and

•	the ratio of total liabilities to total assets shall not exceed 0.65:1.

As of December 31, 2008 and December 31, 2009, the outstanding balance of the loan was $14.5 million and $12.6 million, respectively.

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

The loan is collateralized by:

•	a first priority mortgage over each of the vessels;

•	assignments of earnings, insurances and requisition compensation of each of the mortgaged vessels; and

•	our corporate guarantee.

The loan agreement contains financial covenants requiring us to, among other things, ensure that:

•	book net worth shall not be less than $175.0 million;

•	the ratio of total liabilities to total assets shall not exceed 0.65:1;

•	the current ratio shall not be less than 1.25:1; and

•	cash and cash equivalents exceed 50% of all debts and interest becoming due in the next 12 month period, excluding working capital facilities and balloons.

As of December 31, 2008 and December 31, 2009, the outstanding balance of the loan was $15.1 million and $25.3 million, respectively.

Revolving overdraft credit facility.  On March 11, 2008, we entered into a one year, annually-renewable revolving overdraft facility with a local bank in an amount of $20.0 million. On March 1, 2010, the facility was renewed for a period ending March 15, 2011 and amended to increase the amount to $30.0 million. The renewed facility bears interest at LIBOR plus 2.50% for the first $10.0 million borrowed and LIBOR plus $3.50% for additional amounts outstanding.  The facility is secured, among other things, by a first priority mortgage over the vessels, Vera, Sara, Hope, Aegean Ace, Aegean Star and Aegean Champion.  Furthermore, the credit facility contains financial covenants requiring us, among other things, to ensure that:

•	our market adjusted consolidated book net worth shall not be less than $175.0 million;

•	our ratio of total liabilities to total assets shall not exceed 0.65:1; and

•	we maintain free liquidity of no less than $25.0 million.

As of December 31, 2008 and December 31, 2009, we had no amounts outstanding under this facility.

Senior secured revolving credit facility: On September 17, 2009, we entered into an annually renewable senior secured revolving credit facility with a local bank in an amount of $50.0 million. The facility is secured by, among other things, our receivables and corporate guarantee, and bears interest at LIBOR plus 2.50%. The credit facility contains certain covenants and undertakings that require, among other things, that:

•	we maintain our listing on the New York Stock Exchange;

•	the net equity base will not be less than $175.0 million;

•	our interest coverage ratio will not be less than 1.3:1;

•	our total liabilities to total assets will not exceed 65%;

•	we maintain additional free liquidity of $25.0 million at the end of each calendar month; and

•	we maintain an average minimum daily free liquidity of $10.0 million.

As of December 31, 2009, we had $50.0 million outstanding under this facility.

Trade Credit Facility: On November 19, 2009, our subsidiary, AMP, entered into an uncommitted trade credit facility, which we refer to as the 2009 New Trade Credit Facility, with an international commercial lender. The 2009 New Trade Credit Facility is in an amount of $100.0 million, with a sub-limit in an amount of $20.0 million for a short-term transit and storage financing. The 2009 New Trade Credit Facility has a one-year term. The availability of any letters of credit, overdrafts or cash advances under the 2009 New Trade Credit Facility is subject to the lender's discretion. The facility will bear interest at a rate of the lender's cost of funds plus 2.0% for overdrafts. The facility is guaranteed by us and is secured by, among other things, our assigned receivables and fuel oil and gas oil stored or to be stored in a storage facility acceptable to the lender and pledged in its favor. Under the 2009 New Trade Credit Facility the maximum credit terms given to any individual counterparty will be 45 days from the delivery of the products; the inventories will only be financed up to 30 days from the date such inventories are delivered to the storage facility; and the product to be stored and in transit will be financed up to ten calendar days from the date of the bill of lading. The 2009 New Trade Credit Facility contains covenants requiring, among other things, that:

•	the minimum total net equity of AMP is at least $80.0 million;

•	we maintain our listing on the New York Stock Exchange;

•	our minimum net equity will not be less than $180.0 million; and

•	our minimum current ratio will be 1.15 with a minimum working capital need of $50.0 million.

As of December 31, 2009, we had no amounts outstanding under this facility.

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

Furthermore, we are required to maintain the listing of our shares on the New York Stock Exchange.

The credit facility contains customary financial restrictions on the borrowers, including restrictions on:

•	the minimum value of the collateral;

•	incurrence of debt; and

•	payment of dividends.

The facility, as amended, is available in five tranches of $8.6 million each. Each tranche is repayable in 40 consecutive quarterly installments in the amount of $216,000 each. The first installment of each tranche is repayable three months after the date of drawdown of the final advance.  As of December 31, 2008 and December 31, 2009, the outstanding balance under this loan was $6.6 million and $19.8 million, respectively.

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

The facility is available in seven tranches of $9.25 million each. Each tranche is repayable in 40 quarterly installments in the amount of $125,000 each, plus a balloon payment of $4.25 million payable together with the last installment. The first installment of each tranche is repayable three months after the date of drawdown of the respective delivery advance.  As of December 31, 2008 and December 31, 2009, the balance on the loan was $28.0 million and $48.9 million, respectively.

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

The facility is available in two tranches of $8.8 million each. Each tranche is repayable in 40 consecutive quarterly installments in the amount of $154,000 each, plus a balloon payment of $2.64 million payable together with the last installment. The first installment of each tranche is repayable three months after the date of delivery of the respective vessel. As of December 31, 2008 and December 31, 2009, the balance on the loan was $7.9 million and $13.8 million, respectively.

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

The facility is available in three tranches of $8.75 million each. Each tranche is repayable in 40 quarterly installments in the amount of $125,000 each, plus a balloon payment of $3.75 million payable together with the last installment. The first installment of each tranche is repayable three months after the date of drawdown of the respective delivery advance.  As of December 31, 2008 and December 31, 2009, the balance on the loan was $14.2 million and $18.4 million, respectively.

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

The facility is available in five tranches of $6.68 million each.  Each tranche is repayable in 48 quarterly installments, first 47 in the amount of $140,000 and the last in the amount of $100,000.  The first installment of each tranche is repayable three months after the date of drawdown of the respective delivery advance. As of December 31, 2008 and December 31, 2009, no amounts were outstanding under this credit facility, as it was replaced with the newbuilding facility of our 2006 senior secured credit facility, discussed above.

As of December 31, 2008 and December 31, 2009, we had $31.0 million and $28.2 million outstanding under our 2006 senior secured credit facility.

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

As of December 31, 2008, the balance on the loan was $16.0 million (Euro 11.5 million), and on June 17, 2009, the then-outstanding balance under this facility was fully repaid with the proceeds of the sale of the vessels.

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

As of December 31, 2008, the balance on this secured letter of credit facility was $3.8 million, and on February 24, 2009, the secured letter of credit facility was terminated with the proceeds of the sale of the vessels.

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

The facility is available in five tranches of $7.1 million each.  Each tranche is repayable in 40 quarterly installments, first 30 in the amount of $120,000 and the remaining 10 in the amount of $110,000, plus a balloon payment at the end of the term in the amount of $2.4 million. As of December 31, 2008 and December 31, 2009, the balance on the loan was $30.3 million and $32.1 million, respectively.

Liquidity and Uses of Cash

Cash and cash equivalents, as of December 31, 2008 and 2009 amounted to $46.9 million and $54.8 million, respectively. The table below illustrates our working capital and working capital excluding cash and debt as of December 31, 2008 and 2009. Working capital is defined as current assets less current liabilities.

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

	As of December 31,
	2008	2009

	(in thousands of U.S. dollars)

Working capital	49,365	218,488
Working capital excluding cash and debt	100,158	221,794

During the year ended December 31, 2009, our working capital, excluding cash, restricted cash and debt, increased to $221.8 million as compared to $100.2 million as of December 31, 2008.  At the same time, our working capital, defined as current assets minus current liabilities, position as of December 31, 2009 increased to $218.5 million from $49.4 million a year ago.  These increases were primarily attributable to an increase in the price of marine petroleum products during the last quarter of 2009 compared to the same period of 2008.

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

We also use our cash to fund the acquisition or construction costs of vessels as well as to fund the maintenance cost of these vessels. The following table illustrates the cash paid for the acquisition and construction of vessels and the cash paid for drydocking of our vessels, for the years ended December 31, 2007, 2008 and 2009.

	Year Ended December 31,
	2007	2008	2009

	(in thousands of U.S. dollars)

Payments for net vessel acquisitions	66,217	21,665	25,420
Payments for vessel construction	55,529	116,990	84,444
Payments for drydocking	3,186	6,890	5,504

Payments for vessel acquisitions will continue in the coming years due to our existing commitments on our newbuilding contracts. As of December 31, 2009, three of the 15 bunkering tankers on order have a total construction cost of $11.0 million each, three have a total construction cost of $11.6 million each, five have a construction cost of $10.7 million each, and the remaining four have a construction cost of $12.2 million each.  These costs include newbuilding contracts with the shipyards as well as supervision contracts. The construction costs of both the bunkering tankers and the specialty tanker are payable in milestones over the duration of the construction of these vessels. The 2010 payment schedule for these newbuilding contracts for the bunkering tankers is $61,921.

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

Cash Flow

Net Cash Provided By Operating Activities

Net cash used in operating activities was $61.4 million for the year ended December 31, 2009 as compared to net cash provided by operating activities of $136.7 million for 2008. This decrease was primarily attributable to an increase in working capital as a result of the increase in the price of marine petroleum products during the last quarter of 2009.  Working capital excluding cash and debt increased by $121.6 million, to a surplus of $221.8 million as of December 31, 2009 compared to a surplus of $100.2 million as of December 31, 2008.

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

Net Cash Used In Investing Activities

Net cash used in investing activities was $75.2 million for the year ended December 31, 2009. During the period, we paid $84.4 million as milestone payments under our newbuilding and engineering contracts and we paid $25.4 million mainly to acquire the secondhand vessels, Aegean Star, Aegean Champion and Aegean Ace. Furthermore, we received net cash consideration of $34.5 million for the sale of our specialty tankers and our vessel Aegean IX.

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

Net Cash Provided by Financing Activities

Net cash provided by financing activities was $144.5 million for the year ended December 31, 2009 mainly due to additional drawdowns of $133.6 million under our term loan facilities and our senior secured credit facility to finance a portion of the construction costs of our new vessels and the marine petroleum purchases for resale to our customers and due to an increase in short-term borrowings under our credit facilities for the same purposes.  Part of this increase in funding was offset by repayments of long-term debt of $36.2 million.  Furthermore, during the year ended December 31, 2009, we paid for financing costs $1.2 million and declared and paid dividends of $1.7 million to our shareholders.

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

Not applicable.

D.           Trend information.

During the year ended December 31, 2009, our sales volume of marine fuel increased by 19.1% as compared to the prior year, which was mainly due to additional sales of marine fuel in the United Arab Emirates, Singapore and Canada.  We have also expanded our bunkering fleet by taking delivery of five double-hull bunkering tanker newbuildings and one specialty tanker newbuilding and by acquiring three secondhand double-hull bunkering tankers.  We expect our growth to continue in 2010 as we expand our business and marine fuel delivery capabilities in existing markets and enter new markets, mainly in connection with our expected acquisition of Verbeke Bunkering N.V. We have commenced operations in Tangiers, Morocco and Trinidad and Tobago in the second quarter of 2009 and we will expand our fleet by at least 15 new double hull bunkering tankers, for which we have firm orders, during the next two years, and may purchase additional secondhand vessels in the future.

In addition to our bunkering operations, we market and distribute marine lubricants under the Alfa Marine Lubricants brand. In February 2009, we entered into an agreement to join the Sealub Alliance Network, a group formed by Gulf Oil Marine Ltd. to collaborate in the marketing and distribution of marine lubricants.  We expect the sales volumes of lubricants to further increase in 2010.

Our success in attracting business has been due, in part, to our willingness to extend trade credit on an unsecured basis to our customers after suitable credit analysis of them.  The recent adverse changes in world credit markets may adversely affect our ability to do business with customers whose creditworthiness may no longer meet our criteria.  Volatility in the price of marine fuel and lubricants may also affect our working capital requirements.

E.           Off-balance sheet arrangements.

We do not have any off-balance sheet arrangements.

F.           Tabular disclosure of contractual obligations.

Contractual Obligations and Commercial Commitments

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2009:

	Within One Year	One to Three Years	Three to Five Years	More than Five Years	Total
	(in millions of U.S. dollars)
Long-term bank debt (excluding interest)	13.1	182.7	33.2	122.1	351.1
Capital lease	0.9	2.0	1.5	-	4.4
Interest on long-term bank debt (1)	9.7	12.3	8.6	15.4	46.0
Minimum purchase commitments (2)	171.2	342.4	342.4	42.8	898.8
Newbuilding contracts—bunkering tankers	61.9	-	-	-	61.9
Total	256.8	539.4	385.7	180.3	1,362.2

(1)
Our long-term bank debt outstanding as of December 31, 2009 bears variable interest at margin over LIBOR. The calculation of variable rate interest payments is based on an actual weighted average rate of 2.70% for the year ended December 31, 2009, adjusted upward by 10 basis points for each year thereafter.

(2)
In the normal course of business, we have entered into long-term contracts with reputable suppliers, such as government refineries or major oil producers. The contractual commitments set forth in the above table include the minimum purchase requirements in our contract with Aegean Oil. The minimum purchase requirements provided for in our contract with Aegean Oil have been calculated by multiplying the minimum monthly volumes of marine fuel specified in the contract by an indicative market price based on quoted PLATTS prices as of December 31, 2009.

G.           Safe harbor

Forward-looking information discussed in this Item 5 includes assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as "forward-looking statements." We caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. Please see the section entitled "Cautionary Statement Regarding Forward-Looking Statements" in this report.

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

Name	Age	Position

Peter C. Georgiopoulos	49	Chairman of the Board, Class B Director
Yiannis N. Papanicolaou	58	Class A Director
Konstantinos D. Koutsomitopoulos	42	Class A Director
John P. Tavlarios	48	Class B Director
Spyridon Fokas	55	General Counsel and Corporate Secretary, Class B Director
Abel L. Rasterhoff	69	Class C Director
George Konomos	71	Class C Director
E. Nikolas Tavlarios	47	President
Dimitris Melisanidis	59	Head of Corporate Development
Spyros Gianniotis	49	Chief Financial Officer
Gregory Robolakis	51	General Manager, Aegean Marine Petroleum S.A.
Nikolas Hondos	56	General Manager, Aegean Bunkering Services Inc.
_______________
The business address of each of our executive officers and directors is 42 Hatzikyriakou Avenue, Piraeus 185 38 Athens, Greece.

Our board of directors is divided into three classes, as nearly equal in number as possible, with each director serving a three-year term and one class being elected at each year's annual meeting of shareholders. Class A Directors' term expires in 2010.  Class B Directors' term expires in 2011. Class C Directors' term expires in 2012.

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

George Konomos has served as a member of our board of directors and as the chairman of our audit committee since November 2008. Mr Konomos has also served as a member of the nominating and corporate governance committee since May 2009. Currently, Mr. Konomos is a Senior Advisor with Latigo Partners L.P., an alternative asset manager and serves on the Board of Directors of General Maritime Corporation. From 2000 to 2005, Mr. Konomos was the Co-Portfolio Manager at Mellon-HBV Rediscovered Opportunities Fund. Mr. Konomos' experience prior to joining Mellon-HBV includes 11 years as an Investment Manager at Baker Nye Investments, service as a senior advisor to the World Bank on privatizations and financial restructurings of state-owned companies and a 14-year career in investment banking at Lehman Brothers and Samuel Montague & Co. Mr. Konomos holds a bachelor's degree in economics from the University of Arizona, a master's degree in economics from American University and a juris doctor degree from George Washington University Law School.

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

B.           Compensation.

The aggregate annual compensation paid to our executive officers was $2.7 million for the year ended December 31, 2009. We also paid $0.4 million to our non-executive directors during the year ended December 31, 2009. Furthermore, our executive officers and directors received an aggregate of 123,000 non-vested shares pursuant to our equity incentive plan during the year ended December 31, 2009. In addition, each director is reimbursed for out-of-pocket expenses incurred attending any meeting of the board of directors or any committee of the board of directors. We do not maintain a medical, dental or retirement plan for our directors. Officers who also serve as directors do not receive additional compensation for their services as directors.

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

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee is comprised of three independent members of our board of directors. The committee is responsible for identifying and recommending qualified candidates for board membership to the board of directors. Our nominating and corporate governance committee is comprised of Messrs. Rasterhoff, Koutsomitopoulos and Konomos. Mr. Rasterhoff serves as the chairman of the nominating and corporate governance committee.

D.           Employees

The following table reflects the number of our crews and salaried employees for the periods indicated.

	Year Ended December 31,
	2007	2008	2009

Shipboard personnel	386	512	684
Shoreside personnel	144	203	225
Total	530	715	909

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

Equity Incentive Plan

We have adopted an equity incentive plan, which we refer to as the Plan, under which our officers, key employees and directors may be eligible to receive options to acquire shares of common stock. We have reserved a total of 4,053,500 shares of common stock for issuance under the Plan. The compensation committee of our board of directors administers the Plan. Under the terms of the Plan, the compensation committee of may grant new options exercisable at a price per common share to be determined by our board of directors but in no event less than fair market value as of the date of grant. The Plan also permits our compensation committee to award restricted stock, restricted stock units, non-qualified stock options, stock appreciation rights, dividend equivalent rights, unrestricted stock, and performance shares. The Plan expires in December 2016, or ten years from the completion of our initial public offering.  As of December 31, 2009, we granted an aggregate of 590,336 restricted shares pursuant to the Plan to certain of our employees, executive officers and directors.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

A.           Major shareholders.

The following table presents certain information regarding (1) the beneficial owner of more than 5% of the shares of common stock and (2) the total amount of common stock beneficially owned by all of our directors and executive officers, other than Messrs. Melisanidis, Georgiopoulos and John Tavlarios, as a group in each case as of March 30, 2010.

Name	Number	Percentage

Dimitris Melisanidis (1)	15,178,031	31.8%
Peter C. Georgiopoulos	4,295,250	9.0%
John P. Tavlarios (2)	1,119,444	2.3%
Other directors and executive officers as a group	330,938	*
_________________
*	Less than 1%

(1)	Mr. Melisanidis beneficially owns 90,000 shares in his individual capacity and 15,088,031 shares through Leveret International Inc., a Liberian corporation controlled by Mr. Melisanidis.

(2)	Includes shares owned by a trust for the benefit of members of Mr. Tavlarios's family.

Our principal shareholders will have the same voting rights as other holders of our shares of common stock.

As of March 30, 2010, there were 13 record holders in the United States holding approximately  67.6% of the issued and outstanding shares of our common stock.

B.           Related party transactions.

Aegean Oil S.A.

Marine Fuel Supply Service Agreement.    On April 1, 2005, we entered into a new marine fuel supply service agreement with Aegean Oil, a related company owned and controlled by members of Mr. Melisanidis' family. Mr. Melisanidis may also be deemed a control person of Aegean Oil for United States securities law purposes, but Mr. Melisanidis disclaims such control. Aegean Oil is engaged in the downstream gasoline market in Greece and is licensed as a trader and physical supplier of marine petroleum products in Greece. Aegean Oil is managed by a full-time executive team and has no common management with us. Under the terms of this agreement, Aegean Oil sells and delivers marine petroleum products to our customers within Greek territorial waters. Under the agreement, as amended and supplemented, we must purchase a minimum, and Aegean Oil must sell up to a maximum, quantity of marine petroleum products. Aegean Oil sells the marine petroleum products at an amount equal to its purchase costs from selected Greek refineries plus a margin. Payments are made within 30 calendar days from the date of receipt of the invoices, with a penalty of 10% imposed on late payments. Under this agreement, we are required to provide security by way of a standby letter of credit or other mutually acceptable guarantee in relation to any outstanding balance. This agreement terminates on March 31, 2015 unless any of the following situations occur prior to the termination date: (i) Aegean Oil's petroleum trading license terminates or is revoked by the Greek authorities, in which case Aegean Oil may elect to terminate the agreement (ii) upon the breach by any party in the performance of any of its obligations, as defined in the agreement, in which case the non-breaching party may elect to terminate the agreement, or (iii) upon the liquidation or bankruptcy of any party, in which case the agreement terminates automatically. We have a unilateral right to terminate the agreement by serving 12 months written notice upon our decision to cease supply activities in the territory.

Prior to entering into the new marine fuel supply service agreement, we were a party to a bunkering supply and representation agreement with Aegean Oil, which we entered into on December 30, 1999, as amended on September 25, 2000. Pursuant to the bunkering supply and representation agreement, Aegean Oil sold and delivered marine petroleum products to our customers within Greek territorial waters. Under the terms of the agreement, we paid Aegean Oil an amount equal to its purchase costs of marine petroleum products from selected Greek refineries plus a margin which was reviewed and negotiated monthly. During the years ended December 31, 2007, 2008 and 2009 we purchased marine petroleum products from Aegean Oil in the amount of $159.9 million, $351.5 million and $267.8, respectively.

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

Bunkering Agreement.  On July 31, 2008, we have entered into a bunkering agreement with Aegean Oil.  Pursuant to the bunkering agreement, Aegean Oil provides bunkering services on our behalf in the port of Piraeus and other Greek ports.  Under the agreement, we pay a barging fee of $25,000 per month, per vessel used.  During the year ended December 31, 2009, we had paid $2.5 million under the bunkering agreement

Bareboat Charters.  On July 31, 2008, we have entered into a bareboat charters with Aegean Oil for the charter of Aegean III, Aegean VIII, Aegean XII, Aegean Rose, Aegean Daisy, Aegean Breeze I, Aegean Tiffany, Aegean Ace and Aegean Orion. Under the bareboat agreements, Aegean Oil pays us a bareboat fee of $500 per vessel, per day. During the year ended December 31, 2009, we have received $1.3 million in bareboat payments from Aegean Oil.

Contract of Affreightment.  On October 1, 2008, we had entered into a contract of affreightment with Aegean Oil for the employment of our specialty tanker, Maistros.  Pursuant to this agreement, Aegean Oil agreed to annually ship 55,000 cubic meters of petroleum products at Euro 70 ($91) per cubic meter.  During the year ended December 31, 2009, under the contract of affreightment, we received $2.1 million in payments from Aegean Oil. In May 2009, we entered into an agreement to sell the Maistros to an unrelated third party for a purchase price of Euro 11.5 million. This contract of affreightment was terminated on June 10, 2009 with the sale of the vesselr to an unaffiliated third party purchaser.

Aegean Shipping Management S.A. and certain vessel-owning companies

We conduct transactions with Aegean Shipping Management and certain vessel-owning companies, or collectively Aegean Shipping, which are related companies owned and controlled by members of Mr. Melisanidis' family. Mr. Melisanidis may also be deemed a control person of Aegean Shipping for United States securities law purposes, but Mr. Melisanidis disclaims such control. Aegean Shipping is the owner and operator of an international shipping fleet tankers which are chartered out in the international spot markets. Aegean Shipping is managed by a full-time executive team and has no common management with us. Our material transactions with Aegean Shipping are as follows:

Management of Vessels.    Prior to January 1, 2004, Aegean Shipping provided us with a wide range of shipping services such as technical support and maintenance, insurance arrangement and handling, financial and accounting services, in exchange for a management fee. Effective January 1, 2004, our subsidiary, Aegean Bunkering Services Inc. assumed the role of fleet manager for all of our bunkering tankers. However, Aegean Shipping had managed our Aframax tanker prior to its sale. We incurred management fees which for the years ended December 31, 2007, 2008 and 2009 amounted to $0.1 million, $0 and $0, respectively.

Sale of Marine Petroleum Products.    Aegean Shipping purchases marine fuel and lubricants from us. Our sales of marine petroleum products to Aegean Shipping for the years ended December 31, 2007, 2008 and 2009 amounted to $13.5 million, $9.6 million and $5.8, respectively.

Vessel Sales and Purchases. On July 31, 2008, we purchased three double hull bunkering tankers, Aegean III, Aegean VIII and Aegean XII from Aegean Shipping for the aggregate purchase price of $18.7 million.

On October 14, 2009, the Company's subsidiary, Aegean Ostria Maritime Company, entered into a memorandum of agreement with Aegean Gas Maritime Company, a company owned and controlled by members of the family of Mr. Melisanidis, for the purchase of a 20,000 dwt double hull bunkering barge, the Mediterranean, to be used as a floating storage facility. The purchase price of the vessel was $17.0 million, which was determined by disinterested members of our board of directors to be no greater than it would have been with a third party on an arm's length basis at the time we entered into the memorandum of agreement. The acquisition was completed on February 25, 2010 by  the Company acquiring the shares of Aegean Gas Maritime Company.

Leveret International Inc. and AMPNInvest LLC

Registration Rights Agreement.    On December 13, 2006, we entered into a registration rights agreement with Leveret and AMPNInvest, our then-existing shareholders, pursuant to which we granted Leveret and AMPNInvest, and certain of its transferees, the right, under certain circumstances and subject to certain restrictions, including restrictions included in the lock-up agreements, to require us an aggregate of three times to register under the Securities Act shares of our common stock held by Leveret and Messrs. Georgiopoulos and Tavlarios, AMPNInvest's successor-in-interest. Under the registration rights agreement, Leveret and Messrs. Georgiopoulos and Tavlarios have the right to request us an aggregate of three times to register the sale of shares held by each of them on their behalf and may require us to make available shelf registration statements permitting sales of shares into the market from time to time over an extended period. In addition, Leveret and Messrs. Georgiopoulos and Tavlarios have the ability to exercise certain piggyback registration rights. All expenses relating to registration will be borne by the Company. Currently, Leveret owns 15,088,042 shares and Messrs. Georgiopoulos and John Tavlarios own respectively 4,265,250 and 1,119,444 shares entitled to these registration rights.

Fairy Marine Ltd

In 2009, we entered into three separate agreements with the Fairy Marine Ltd, or Fairy Marine, a company owned and controlled by relatives of Mr. Melisanidis, relating to  Aegean IX. On January 9, 2009, we entered into a bareboat charter agreement and chartered the vessel to Fairy Marine for a $200 per day fee, and a time charter agreement pursuant to which we chartered in Aegean IX in exchange for a daily time charter fee of $3,500.  On January 10, 2009, we signed a  management agreement for the management of the vessel in exchange for a monthly fee of $6,000 payble to us. For the year ended December 31, 2009, the bareboat charter agreement and the management agreement resulted in revenues of $136,000 collectively, while the time charter expenses amounted to approximately $1.2 million.

Other Related Parties

Sale of Marine Petroleum Products to General Maritime Corporation.    General Maritime Corporation, or General Maritime, a tanker company, purchases marine fuel and lubricants from us. Mr. Georgiopoulos, our Chairman of the Board and shareholder, serves as Chairman of the Board of General Maritime, and Mr. Tavlarios, our director and shareholder, is the President, Chief Executive Officer and a member of the board of directors of General Maritime and Mr. Konomos, our director, is a member of the board of directors of General Maritime. Our sales of marine petroleum products to General Maritime for the years ended December 31, 2007, 2008 and 2009 amounted to $1.2 million, $1.3 million and $7.3, respectively.

Office Lease.     We lease an office at 299 Park Avenue, New York, New York 10171, from General Maritime.  Our lease currently expires on April 30, 2010.  We pay an average monthly rental, which includes services that General Maritime provides for us, of approximately $3,500.

Legal Services.    We have retained Mr. Spyridon Fokas, our director, general counsel and corporate secretary to provide legal services from time to time.  The legal services rendered by Mr. Fokas's firm included advice on general corporate formation matters as well as ship and corporate financings.

Restricted Share Grant.   In connection with the retirement of Apostolos Tsitsirakis from our board of directors in November 2007, Mr. Tsitsirakis was awarded 2,600 shares of our common stock and 7,400 non-vested shares previously granted under the Plan were immediately vested.

Jamaica Property.   On January 14, 2010, we entered into an agreement with companies owned and controlled by members of Mr. Melisanidis' family, for the purchase of property in Jamaica, to be used as a land-based storage facility. The purchase price for the property was $9.8 million, which was determined by disinterested members of our board of directors to be no greater than it would have been with a third party on an arm's length basis at the time we entered into the memorandum of agreement. The closing of the transaction is subject to a number of conditions precedent, including that we shall have secured the necessary financing.  We expect that the Jamaican property will require capital expenditures in the next few years between $15.0 and $20.0 million.

C.           Interests of experts and counsel.

Not applicable.

ITEM 8.       FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

See Item 18.

Dividend Distribution Policy

Our policy is to pay regular cash dividends on a quarterly basis on shares of our common stock so long as we have sufficient capital or earnings to do so. While we cannot assure you that we will do so, and subject to, among other things, legal requirements, our ability to obtain financing on terms acceptable to us and our ability to satisfy financial covenants contained in our financing arrangements, we paid dividends of $0.01 per share in March, June, September and December 2009 for the fourth quarter of 2008 and the first, second and third quarters of 2009, respectively. We have also declared a dividend of $0.01 per share payable in March 2010 for the fourth quarter of 2010. We anticipate retaining most of our future earnings, if any, for use in our operations and the expansion of our business. Any further determination as to dividend policy will be made by our board of directors and will depend on a number of factors, including the requirements of Marshall Islands law, our future earnings, capital requirements, financial condition and future prospects and such other factors as our board of directors may deem relevant.

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

Our ability to pay dividends is also subject to our ability to satisfy financial covenants contained in our financing arrangements. Under our $300 and $50 million senior secured credit facilities, we are prohibited from paying dividends if, among other things: (i) an event of default has occurred or will occur as a result of the payment of the dividend; (ii) our book net worth is less than $175.0 million; (iii) our ratio of total liabilities to total assets exceeds 0.65-to-one; (iv) we fail to maintain free liquidity of $25.0 million in an account at our lender's bank at the end of each month with average minimum daily free liquidity of $10.0 million, or (v) our interest cover is less than 1.3.  Under our new trade credit facility, we are prohibited from paying dividends if, among other things: (i) an event of default has occurred or will occur as a result of the payment of the dividend; (ii) our minimum net equity base is less than $80 million; (iii) the net equity base of our guarantor is less than $180 million; or (iv) our guarantor fails to maintain a current ratio of 1.15 with a minimum working capital need of $50 million.

B.           Significant Changes.

There have been no significant changes since the date of the annual consolidated financial statements included in this report.

ITEM 9.        THE OFFER AND THE LISTING

A.           Offer and Listing Details.

Shares of our common stock commenced trading on the New York Stock Exchange on December 8, 2006 under the symbol "ANW".

The high and low market prices of shares of our common stock on the New York Stock Exchange since December 8, 2006 are as follows:

For the Period	Low	High
December 8 to December 31, 2006	$14.53	$17.44
Year ended December 31, 2007	$13.70	$48.63
Year ended December 31, 2008	$7.62	$44.43
Year ended December 31, 2009	$11.82	$28.36
First Quarter 2008	$22.23	$40.18
Second Quarter 2008	$34.35	$44.43
Third Quarter 2008	$19.22	$40.00
Fourth Quarter 2008	$7.62	$22.30
First Quarter 2009	$13.39	$20.39
Second Quarter 2009	$11.82	$18.51
Third Quarter 2009	$15.04	$23.90
Fourth Quarter 2009	$20.70	$28.36
October 2009	$20.70	$25.56
November 2009	$22.68	$28.25
December 2009	$25.37	$28.36
January 2010	$27.70	$35.05
February 2010	$27.62	$32.60
March 2010*	$26.20	$29.37
_____________
*Through March 30, 2010.

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

B.           Memorandum and Articles of Association.

Our amended and restated articles of incorporation and bylaws have been filed as exhibits 3.1 and 3.2, respectively, to the Registration Statement on Form F-1 (Registration No. 333-129768).  Information regarding the rights, preferences and restrictions attaching to each class of our common shares is described in section "Description of Capital Stock" in our Registration Statement on Form F-3 (Registration No. 333-162935) and is incorporated by reference herein.

C.           Material contracts.

As of December 31, 2009, we had debt obligations under our credit facilities.  We refer you to the discussion in the section of this report entitled "Operating and Financial Review and Prospects—Liquidity and capital resources—Credit Facilities" for a description of our credit facilities.  Other than our credit facilities, there were no material contracts, other than contracts entered into in the ordinary course of business, to which the Company was a party during the two year period immediately preceding the date of this report.

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

E.           Taxation.

The following is a discussion of the material Greek, Marshall Islands, Liberian and U.S. federal income tax consequences to our Company and to a U.S. Holder or a Non-U.S. Holder, as each term is defined below. This discussion does not purport to deal with the tax consequences of owning common stock to all categories of investors, some of which, such as dealers in securities, investors whose functional currency is not the U.S. dollar and investors that own, actually or under applicable constructive ownership rules, 10% or more of our common stock, may be subject to special rules. This discussion deals only with holders who own the common stock as a capital asset. Moreover, this discussion is based upon laws, regulations and other authorities in effect as of the date of this filing, all of which are subject to change, possibly with retroactive effect. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under U.S. federal, state, local or foreign law of the ownership of common shares.

Greek Tax Considerations

AMP has established an office in Greece which provides services to AMP and AMP's office in Cyprus. Under the laws of Greece, and in particular under Greek Law 3427/2005 which amended, replaced and supplemented provisions of Greek Law 89/1967, which expired on December 31, 2005, the income of AMP's Greek office is calculated on a cost plus basis on expenses incurred by that office. The Greek Ministry of Economy and Finance has determined that the profit margin applicable to AMP is 5%. This determination is subject to periodic review. AMP's income, as calculated by applying the 5% profit margin, is subject to Greek corporate income tax at the rate of 25% for fiscal year 2007, 2008 and 2009 and 24% for fiscal years after 2010. All expenses to which the profit margin applies are deducted from gross income for Greek corporate income tax purposes. Accordingly, under Greek Law 3427/2005, as currently applied to us, we expect that AMP will continue to have no liability for any material amount of Greek income tax.

Marshall Islands Tax Considerations

In the opinion of Reeder & Simpson P.C., our Marshall Islands counsel, the following are the material Marshall Islands tax consequences of our activities to us and to our shareholders of the ownership of our common stock. We are incorporated in the Marshall Islands. Under current Marshall Islands law, we are not subject to tax on income or capital gains, and no Marshall Islands withholding tax or income tax will be imposed upon payments of dividends by us to our shareholders or proceeds from the disposition of our common stock, provided such shareholders are not residents of the Marshall Islands. There is no income tax treaty between the United States and the Republic of the Marshall Islands.

Liberian Tax Considerations

The Republic of Liberia enacted a revised income tax act effective as of January 1, 2001, or the New Act. In contrast to the income tax law previously in effect since 1977, or the Prior Law, which the New Act repealed in its entirety, the New Act does not distinguish between the taxation of a non-resident Liberian corporation, such as our Liberian subsidiaries, including AMP, which conduct no business in Liberia and were wholly exempted from tax under the Prior Law, and the taxation of ordinary resident Liberian corporations.

In 2004, the Liberian Ministry of Finance issued regulations pursuant to which a non-resident domestic corporation, such as our Liberian subsidiaries will not be subject to tax under the New Act retroactive to January 1, 2001, or the New Regulations. In addition, the Liberian Ministry of Justice issued an opinion that the New Regulations were a valid exercise of the regulatory authority of the Ministry of Finance. Therefore, assuming that the New Regulations are valid, our Liberian subsidiaries will be wholly exempt from Liberian income tax as under the Prior Law.

United States Federal Income Tax Considerations

In the opinion of Seward & Kissel LLP, our U.S. counsel, the following are the material U.S. federal income tax consequences to us of our activities and to U.S. Holders and Non-U.S. Holders, as defined below, of investing in our common stock. The following discussion of U.S. federal income tax matters is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the U.S. Department of the Treasury, all of which are subject to change, possibly with retroactive effect. References in the following discussion to "we" and "us" are to Aegean Marine Petroleum Network Inc. and its subsidiaries on a consolidated basis.

United States Federal Income Taxation of Our Company

A foreign corporation is subject to U.S. federal income tax on a net basis only if it is engaged in a trade or business in the United States. A foreign corporation which is engaged in a trade or business in the United States will be subject to corporate income tax and branch profits tax at a combined rate of up to 54.5% on its income which is effectively connected with its U.S. trade or business, or Effectively Connected Income.

Income from the sale of inventory property outside of the United States by a foreign corporation will be treated as Effectively Connected Income if the corporation has a fixed place of business in the United States to which such income is attributable, unless (1) the property is sold for use, consumption or disposition outside of the United States, and (2) the foreign corporation has a fixed place of business in a foreign country which materially participates in the sale.

While we have a place of business in the United States, we believe that none of our income from the sale of inventory property would be treated as Effectively Connected Income under the rules discussed above. Specifically, we anticipate that (1) all of our sales of petroleum products will occur outside the United States; (2) such products will be sold for use, consumption or disposition outside the United States, and (3) one of our foreign offices will materially participate in such sales. Therefore, we anticipate that none of our income from the sale of inventory property will be subject to United States federal income tax on a net basis.

If any portion of our income is treated as Effectively Connected Income, then such income will be subject to U.S. federal corporate income tax and branch profits tax at a combined rate of 54.5%.

U.S. Federal Income Taxation of U.S. Holders

As used herein, the term "U.S. Holder" means a beneficial owner of common stock that is a U.S. citizen or resident, U.S. partnership or other U.S. entity treated as a partnership, U.S. corporation or other U.S. entity taxable as a corporation, an estate the income of which is subject to U.S. federal income tax regardless of its source, or a trust if a court within the U.S. is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

If a partnership holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding our common stock, you are encouraged to consult your tax advisor.

Distributions

Subject to the discussion under the heading "Passive Foreign Investment Company," any distributions made by us with respect to our common stock to a U.S. Holder will generally constitute dividends, which may be taxable as ordinary income or "qualified dividend income" as described in more detail below, to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder's tax basis in our common stock on a dollar-for-dollar basis, and thereafter as capital gain. Because we are not a U.S. corporation, U.S. Holders that are corporations will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. Dividends paid with respect to our common stock will generally be treated as "passive category income" or, in the case of certain types of U.S. Holders, "general category income" for purposes of computing allowable foreign tax credits for U.S. foreign tax credit purposes.

Dividends paid on our common stock to a U.S. Holder who is an individual, trust or estate, or a U.S. Individual Holder, will generally be treated as "qualified dividend income" that is taxable to such U.S. Individual Holder at preferential tax rates (through 2010) provided that (1) the common stock is readily tradable on an established securities market in the United States (such as the New York Stock Exchange on which our common shares are traded); (2) we are not a "passive foreign investment company" for the taxable year during which the dividend is paid or the immediately preceding taxable year (which we do not believe we are, have been or will be); (3) the U.S. Individual Holder has owned the common stock for more than 60 days in the 121-day period beginning 60 days before the date on which the common stock becomes ex-dividend; and (4) the U.S. Individual Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. There is no assurance that any dividends paid on our common stock will be eligible for these preferential rates in the hands of a U.S. Individual Holder. Any dividends paid by us that are not eligible for these preferential rates (including dividends paid to U.S. Holders other than U.S. Individual Holders) will be taxed as ordinary income.  Legislation has previously been introduced in the U.S. Congress which, if enacted in its present form, would preclude dividends received on our common stock after the date of its enactment from qualifying for such preferential rates.

Special rules may apply to any "extraordinary dividend," generally a dividend in an amount which is equal to or in excess of ten percent of a shareholder's adjusted basis (or fair market value in certain circumstances) in its common stock. If we pay an "extraordinary dividend" on our common stock that is treated as "qualified dividend income," then any loss derived by a U.S. Individual Holder from the sale or exchange of such common stock will be treated as long-term capital loss to the extent of such dividend.

Sale, Exchange or Other Disposition of Common Stock

A U.S. Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our common stock in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder's tax basis in such common stock. Subject to the discussion under the heading "Passive Foreign Investment Company" below, such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder's holding period is greater than one year at the time of the sale, exchange or other disposition, otherwise it will be treated as short-term capital gain or loss. Such capital gain or loss will generally be treated as U.S. source income or loss, as applicable, for U.S. foreign tax credit purposes. A U.S. Individual Holder's ability to deduct capital losses is subject to certain limitations.

Passive Foreign Investment Company

A foreign corporation will be treated as a "passive foreign investment company," or a PFIC, for U.S. federal income tax purposes, if 75% or more of its gross income consists of certain types of "passive income" or 50% or more of its assets produce or are held for the production of such "passive income." If a corporation owns at least 25% (by value) of the shares of another corporation, it is treated for purposes of these tests as owning a proportionate share of the assets of the other corporation and as receiving directly a proportionate share of the other corporation's income. "Passive income," for this purpose, generally includes dividends, interest, royalties, rents and gains from commodities and securities transactions. We presently believe that we are not a PFIC and do not anticipate becoming a PFIC. This is, however, a factual determination made on an annual basis based on our activities, income, assets and market capitalization, among other factors, and is subject to change.

If we are classified as a PFIC, a U.S. Holder of our common stock could be subject to increased tax liability upon the sale or other disposition of our common stock or upon the receipt of amounts treated as "excess distributions." Under these rules, the excess distribution and any gain upon a sale of our stock would be allocated ratably over the U.S. shareholder's holding period for the common stock, and the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which we were a PFIC would be taxed as ordinary income in the current taxable year. The amounts allocated to each of the other taxable years would be subject to tax at the highest marginal rates on ordinary income in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed tax deferral benefit would be imposed on the resulting tax liability as if such tax liability had been due with respect to each such other taxable year. In addition, shareholders of a PFIC may not receive a "step-up" in basis on shares acquired from a decedent. U.S. shareholders should consult with their own U.S. tax advisors with respect to the U.S. tax consequences of investing in our common stock as well as the specific application of the "excess distribution" rule and other rules discussed in this paragraph.

The effect of the PFIC rules on a U.S. Holder may be mitigated if the U.S. Holder makes a valid and timely "mark-to-market" election or "qualified electing fund" election.  We will notify U.S. Holders in the event we conclude that we will be treated as a PFIC for any taxable year. U.S. Holders are encouraged to consult their tax advisors regarding the application of the PFIC rules, including eligibility for, and the manner and advisability of, making certain elections with respect to our common stock in the case that we are determined to be a PFIC.

U.S. Federal Income Taxation of Non-U.S. Holders

A beneficial owner of common stock that is not a U.S. Holder is referred to herein as a "Non-U.S. Holder."

Dividends on Common Stock

Non-U.S. Holders generally will not be subject to U.S. federal income tax or withholding tax on dividends received from us with respect to our common stock, unless such dividend is effectively connected with the Non-U.S. Holder's conduct of a trade or business in the United States. If the Non-U.S. Holder is entitled to the benefits of a U.S. income tax treaty with respect to those dividends, that income is taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States.

Sale, Exchange or Other Disposition of Common Stock

Non-U.S. Holders generally will not be subject to United States federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of our common stock, unless:

•	the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and other conditions are met; or

•
the gain is effectively connected with the Non-U.S. Holder's conduct of a trade or business in the United States. If the Non-U.S. Holder is entitled to the benefits of a U.S. income tax treaty with respect to that gain, that gain is taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States.

If the Non-U.S. Holder is engaged in a U.S. trade or business for U.S. federal income tax purposes, the income from the common stock, including dividends and the gain from the sale, exchange or other disposition of the common stock that is effectively connected with the conduct of that U.S. trade or business will generally be subject to regular U.S. federal income tax in the same manner as discussed in the previous section relating to the taxation of U.S. Holders. In addition, earnings and profits of a corporate Non-U.S. Holder that are attributable to such effectively connected income, subject to certain adjustments, may be subject to an additional branch profits tax at a rate of 30%, or at a lower rate as may be specified by an applicable U.S. income tax treaty.

Other Taxes

In addition to the tax consequences discussed above, we may be subject to tax in one or more other jurisdictions where we conduct activities. Although we currently do not pay a material amount of tax in any jurisdiction in which we operate, there can be no assurance that this will not change.

F.           Dividends and paying agents.

Not applicable.

G.           Statement by experts.

Not applicable.

H.           Documents on display.

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements we file reports and other information with the SEC. These materials, including this annual report and the accompanying exhibits, may be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling 1 (800) SEC-0330, and you may obtain copies at prescribed rates from the Public Reference Section of the Commission at its principal office in Washington, D.C. 20549. The SEC maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information that we and other registrants have filed electronically with the SEC. Our filings are also available on our website at www.ampni.com.  This web address is provided as an inactive textual reference only.  Information contained on our website does not constitute part of this annual report.

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

Interest Rate Risk

We are subject to market risks relating to changes in interest rates as we have significant amounts of floating rate long-term debt and short-term borrowings outstanding. During the year ended December 31, 2009, we paid interest on this debt based on LIBOR plus an average spread of 1.21% on our bank loans. A one percent increase in LIBOR would have increased our interest expense for the year ended December 31, 2009 from $9.3 million to $12.4 million. We expect to repay these borrowings on a periodic basis using cash flows from operations.

At any time and from time to time, we may enter into derivative contracts, including interest rate swaps, to hedge a portion of our exposure in our floating rate long-term and short-term debt.

Exchange Rate Risk

We have conducted the vast majority of our business transactions in U.S. dollars. We have purchased marine petroleum products in the international oil and gas markets and our vessels have operated in international shipping markets; both these international markets transact business primarily in U.S. dollars. Accordingly, our total revenues have been fully denominated in U.S. dollars and our cost of marine petroleum products, which, for the year ended December 31, 2009, comprised approximately 94% of our total operating expenses have been denominated in U.S. dollars. Our balance sheet is mainly comprised of dollar-denominated assets including trade receivables, inventories and the cost of vessels, and liabilities including trade payables, short-term borrowings and long-term loans. Our foreign exchange losses in recent periods have mainly arisen from the translation of assets and liabilities of our service centers that are denominated in local currency. Accordingly, the impact of foreign exchange fluctuations on our consolidated statements of income has been minimal.

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

We evaluated the effectiveness of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities and Exchange Act of 1934) as of December 31, 2009.  Based on that evaluation, our President and the Chief Financial Officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports filed under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. We believe that a system of controls, no matter how well designed and operated, cannot provide assurance that the objectives of the controls are met, and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within a company have been detected.

(b)           Management's annual report on internal control over financial reporting.

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) promulgated under the Securities Exchange Act of 1934.

Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Securities Exchange Act of 1934 as a process designed by, or under the supervision of, our principal executive and principal financial officers and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

•	Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;

•
Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

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

Management with the participation of our President and Chief Financial Officer assessed the effectiveness of the design and operation of the Company's internal controls over financial reporting pursuant to Rule 13a-15 of the Securities Exchange Act of 1934, as of December 31, 2009. Based upon that evaluation, our President and Chief Financial Officer concluded that our internal controls over financial reporting are effective as of December 31, 2009.

The effectiveness of our internal control over financial reporting as of December 31, 2009 has been audited by Deloitte Hadjipavlou Sofianos & Cambanis S.A, an independent registered public accounting firm.

(c)           Attestation report of the registered public accounting firm.

The registered public accounting firm that audited the consolidated financial statements, Deloitte Hadjipavlou Sofianos & Cambanis S.A, has issued an attestation report on our internal control over financial reporting, appearing on page F-3 of the financial statements filed as a part of this report, and is incorporated herein by reference.

(d)           Changes in internal control over financial reporting.

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially effected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

In accordance with the rules of the New York Stock Exchange, the exchange on which our common stock is listed, we have appointed an audit committee whose members as of December 31, 2009 are Messrs. Konomos, Rasterhoff and Papanicolaou.  Mr. Konomos  has been determined to be a financial expert by our board of directors and independent, as that term is defined in the listing standards.

ITEM 16B.	CODE OF ETHICS

We have adopted a code of ethics that applies to its principal executive officer, principal financial officer, principal accounting officer and persons performing similar functions. A copy of our code of ethics has been filed as an exhibit to our annual report on Form 20-F for the fiscal year ended December 31, 2006 and is also available on our website at www.ampni.com.  We will also provide a hard copy of our code of ethics free of charge upon written request of a shareholder.

Shareholders may also request a copy of our code of ethics at no cost, by writing or telephoning us at the following address:

Aegean Marine Petroleum Network Inc.
42 Hatzikyriakou Avenue
Piraeus 185 38 Athens
Greece
Telephone: 011 30 210 458-6200

ITEM 16C.	PRINCIPAL ACCOUNTING FEES AND SERVICES

Our principal accountants for the years ended December 31, 2007, 2008 and 2009 were Deloitte Hadjipavlou Sofianos & Cambanis S.A.  The aggregate audit fees billed to us for the years ended December 31, 2007, 2008 and 2009 were $0.6 million, $0.5 million and $0.6 million, respectively.  There were $0.1 million and $50,000 tax fees and audit-related fees, respectively, incurred by us during 2008 and $44,600 tax fees incurred by us during 2009.  There were no audit-related, tax or other fees billed to us during 2007.

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

See Item 18.

ITEM 18.     FINANCIAL STATEMENTS

The financial statements, together with the report of Deloitte Hadjipavlou Sofianos & Cambanis S.A. thereon, are set forth on pages F-2 through F-3 and are filed as a part of this report.

ITEM 19.	EXHIBITS

Exhibit Number	Description

1.1	Amended and Restated Articles of Incorporation of Aegean Marine Petroleum Network Inc. (1)

1.2	Amended and Restated Bylaws of Aegean Marine Petroleum Network Inc. (1)

2.1	Form of common share certificate of Aegean Marine Petroleum Network Inc.(1)

4.1	Form of Registration Rights Agreement(1)

4.2	Amended and Restated 2006 Stock Incentive Plan(2)

4.3	Form of shipbuilding contract for construction of one 3,500 dwt product oil tanker with Fujian Southeast Shipyard, as amended(1)

4.4	Form of contract for design, building supervision, representation, procurement of machines and supplies, and turn-key delivery of a 3,500 dwt product tanker with IOTA Corporation(1)

4.5	Form of shipbuilding contract for the design, construction, sale and purchase of a 2,400 dwt double hull product oil tanker with ro-ro facility with Severnav S.A. (1)

4.6	Marine Fuel Supply Service Agreement, dated April 1, 2005, by and between Aegean Marine Petroleum S.A. and Aegean Oil S.A. (1)

4.7	Form of License Agreement by and between Aegean Oil S.A. and Aegean Marine Petroleum Network Inc. (1)

4.8
Loan Agreement, dated August 30, 2005, by and among Aegean Baltic Bank S.A. and HSH Nordbank AG, as Lenders, and Kithnos Maritime, Inc., Naxos Maritime Inc., Paros Maritime Inc. and Serifos Maritime Inc., as Borrowers(1)

4.9	Form of contract for design, building supervision, representation, procurement of machines and supplies, and turn-key delivery of a 5,500 dwt product tanker with IOTA Corporation(1)

4.10	Option Agreement, dated January 13, 2006, by and between Aegean Bunkering Services Inc. and Qingdao Hyundai Shipbuilding Co. Ltd., as amended(1)

4.11	Financial Agreement, dated October 26, 2005, by and among Aegean Baltic Bank S.A. and HSH Nordbank AG, as Lenders, and Dynamic Corp. and Sea Global S.A., as Borrowers(1)

4.12
Loan Agreement, dated February 10, 2006, by and among The Royal Bank of Scotland plc, as Lender, and Amorgos Maritime Inc., Kimolos Maritime Inc., Milos Maritime Inc., Mykonos Maritime Inc. and Syros Maritime Inc., as Borrowers(1)

4.13	Framework Agreement, dated July 19, 2006, by and between Leveret International Inc. and AMPNInvest LLC, as amended(1)

4.14	Form of shipbuilding contract for construction of one 5,500 dwt product oil tanker with Qingdao Hyundai Shipbuilding Co. Ltd. (1)

4.15	Loan Agreement, dated October 25, 2006, by and among Aegean Baltic Bank S.A. and HSH Nordbank AG, as Lenders, and Eton Marine Ltd., Benmore Services S.A. and Ingram Enterprises Co., as Borrowers(1)

Exhibit Number	Description

4.16	Loan Agreement, dated October 27, 2006, by and among National Bank of Greece S.A., as Lender, and Tasman Seaways Inc. and Santon Limited, as Borrowers(1)

4.17
Loan Agreement, dated October 30, 2006, by and among Aegean Baltic Bank S.A. and HSH Nordbank AG, as Lenders, and Kerkyra Marine S.A., Ithaki Marine S.A., Cephallonia Marine S.A., Paxoi Marine S.A., Zakynthos Marine S.A., Lefkas Marine S.A. and Kythira Marine S.A., as Borrowers(1)

4.18	Loan Agreement, dated December 19, 2006, by and among The Royal Bank of Scotland plc, as Lender, and Aegean Marine Petroleum Network Inc. and Aegean Marine Petroleum S.A., as Borrowers, as amended(3)

4.19
Supplemental Agreement, dated June 8, 2007 relating to loan agreement dated August 30, 2005, by and among Aegean Baltic Bank S.A. and HSH Nordbank AG, as Lenders, and Kithnos Maritime, Inc., Naxos Maritime Inc., Paros Maritime Inc. and Serifos Maritime Inc., as Borrowers(3)

4.20
Supplemental Agreement, dated June 13, 2007 relating to a loan agreement, dated October 30, 2006, by and among Aegean Baltic Bank S.A. and HSH Nordbank AG, as Lenders, and Kerkyra Marine S.A., Ithaki Marine S.A., Cephallonia Marine S.A., Paxoi Marine S.A., Zakynthos Marine S.A., Lefkas Marine S.A. and Kythira Marine S.A., as Borrowers(3)

4.21
Loan Agreement, dated July 5, 2007, by and among The Royal Bank of Scotland Plc, as Lender, and Andros Marine Inc., Dilos Marine Inc., Ios Marine Inc., Sifnos Marine Inc. and Tinos Marine Inc., as Borrowers, as amended and supplemented(6)

4.22	Form of shipbuilding contract for construction of one 3,800 dwt product oil tanker with Fujian Southeast Shipyard, as amended(3)

4.23	Loan Agreement, dated December 20, 2007, by and among The Royal Bank of Scotland Plc, as Lender, and Aegean Marine Petroleum S.A., as Borrower(4)
4.24	Revolving Overdraft Credit Facility, dated March 11, 2008, by and among Piraeus Bank A.E., as Lender, and Milos I Maritime Inc., Baldwin Management Co. and Vera Navigation S.A., as Borrowers(6)

4.25
Loan Agreement, dated April 24, 2008, by and among Aegean Baltic Bank S.A. and HSH Nordbank AG, as Lenders, and Kassos Navigation S.A., Tilos Navigation S.A., Symi Navigation S.A. and Halki Navigation S.A., as Borrowers(6)

4.26	Loan Agreement, dated July 8, 2008, by and among Piraeus Bank A.E., as Lender, and Aegean Bunkering Services Inc., as Borrower(6)

4.27	Loan Agreement, dated September 30, 2008, by and among The Royal Bank of Scotland Plc and HSH Nordbank AG, as Lenders, and Aegean Marine Petroleum S.A., as Borrower, as amended and supplemented(6)

4.28	Loan Agreement, dated August 5, 2009, by and among National Bank of Greece S.A., as Lender, Aegean Marine Petroleum S.A., as Borrower, and Aegean Marine Petroleum Inc., as Guarantor

4.29	Loan Agreement, dated November 19, 2009, by and among BNP Paribas, Paris, as Lender, Aegean Marine Petroleum S.A., as Borrower, and Aegean Marine Petroleum Network Inc., as Guarantor

8.1	List of Subsidiaries

11.1	Code of Ethics(5)

12.1	Rule 13a-14(a)/15d-14(a) Certification of Principal Executive Officer

12.2	Rule 13a-14(a)/15d-14(a) Certification of Principal Financial Officer

13.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350

13.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350
_____________
(1)	Filed as an exhibit to the Company's Registration Statement on Form F-1, Registration No. 333-129768 and incorporated by reference herein.

(2)	Filed as an exhibit to the Company's Current Report on Form 6-K furnished on September 14, 2007 and incorporated by reference herein.

(3)	Filed as an exhibit to the Company's Registration Statement on Form F-1, Registration No. 333-146918 and incorporated by reference herein.

(4)	Filed as an exhibit to the Company's Annual Report on Form 20-F filed on April 17, 2008 and incorporated by reference herein.

(5)	Filed as an exhibit to the Company's Annual Report on Form 20-F filed on May 25, 2007 and incorporated by reference herein.

(6)	Filed as an exhibit to the Company's Annual Report on Form 20-F filed on April 22, 2009 and incorporated by reference herein.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AEGEAN MARINE PETROLEUM NETWORK INC.

	By:	/s/ E. Nikolas Tavlarios
Name: E. Nikolas Tavlarios Title: President
Date: March 31, 2010

AEGEAN MARINE PETROLEUM NETWORK INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Aegean Marine Petroleum Network, Inc.
Majuro, Republic of the Marshall Islands

We have audited the accompanying consolidated balance sheets of Aegean Marine Petroleum Network, Inc. and subsidiaries (the "Company") as of December 31, 2009 and 2008, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Aegean Marine Petroleum Network, Inc. and subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 30, 2010 expressed an unqualified opinion on the Company's internal control over financial reporting.

Deloitte.
Hadjipavlou, Sofianos & Cambanis S.A.
Athens, Greece
March 30, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Aegean Marine Petroleum Network, Inc.
Majuro, Republic of the Marshall Islands

We have audited the internal control over financial reporting of Aegean Marine Petroleum Network, Inc. and subsidiaries (the "Company") as of December 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting.  Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2009 of the Company and our report dated March 30, 2010  expressed an unqualified opinion on those financial statements.

Deloitte,
Hadjipavlou Sofianos & Cambanis S.A.
Athens, Greece
March 30, 2010

AEGEAN MARINE PETROLEUM NETWORK INC.
CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2008 AND 2009

(Expressed in thousands of U.S. dollars – except for share and per share data)

	December 31,
	2008	2009

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$46,927	$54,841
Trade receivables, net of allowance for doubtful accounts of $1,323 and $1,751, as of December 31, 2008 and 2009, respectively
	131,266	275,630
Due from related companies (Note 4)	2,501	8,454
Inventories (Note 5)	55,330	140,115
Prepayments and other current assets (Note 6)	13,731	24,476
Deferred tax asset (Note 20)	-	170
Restricted cash (Note 2 and 11)	1,632	5,000
Total current assets	251,387	508,686

FIXED ASSETS:
Advances for vessels under construction and acquisitions (Note 7)	113,564	136,494
Vessels, cost (Notes 8 and 12)	260,741	321,915
Vessels, accumulated depreciation (Notes 8 and 12)	(26,606)	(41,993)
Vessels' net book value	234,135	279,922
Other fixed assets, net (Notes 9)	1,681	1,647
Total fixed assets	349,380	418,063

OTHER NON-CURRENT ASSETS:
Restricted cash (Notes 2 and 12)	3,838	-
Deferred charges, net (Note 10)	12,440	15,376
Concession agreement (Note 3)	7,407	7,095
Goodwill (Note 3)	17,431	17,431
Deferred tax asset (Note 20)	-	598
Other non-current assets	24	96
Total assets	$641,907	967,345

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Short-term borrowings (Note 11)	$90,000	50,000
Current portion of long-term debt (Note 12)	9,352	13,147
Trade payables to third parties	67,817	182,438
Trade payables to related companies (Note 4)	22,462	24,844
Other payables to related companies (Note 4)	187	585
Accrued and other current liabilities	12,204	19,184
Total current liabilities	202,022	290,198

LONG-TERM DEBT, net of current portion (Note 12)	154,269	337,890
OTHER NON-CURRENT LIABILITIES	613	4,200
COMMITMENTS AND CONTINGENCIES (Note 13)	-	-

STOCKHOLDERS' EQUITY:
Preferred stock, $0.01 par value; 25,000,000 shares authorized, none issued	-	-
Common stock, $0.01 par value; 100,000,000 shares authorized at December 31, 2008 and 2009; 42,543,608 and 43,009,303 shares, issued and outstanding at December 31, 2008 and 2009, respectively (Note 18)	425	430
Additional paid-in capital (Note 18)	190,658	194,112
Accumulated other comprehensive income (Note 21)	211	-
Retained earnings	93,709	140,515
Total stockholders' equity	285,003	335,057

Total liabilities and stockholders' equity	$641,907	967,345

The accompanying notes are an integral part of these consolidated financial statements

AEGEAN MARINE PETROLEUM NETWORK INC.
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(Expressed in thousands of U.S. dollars – except for share and per share data)

	For the Year Ended December 31,
	2007	2008	2009

REVENUES:
Sales of marine petroleum products – third parties	$1,331,144	$2,757,181	$2,436,340
Sales of marine petroleum products – related companies (Notes 4)	14,705	10,886	13,105
Voyage revenues	5,758	1,379	9,044
Other revenues	1,266	8,526	12,471
Total revenues	1,352,873	2,777,972	2,470,960

OPERATING EXPENSES:
Cost of marine petroleum products sold (exclusive of items shown separately below) – third parties	1,091,769	2,242,911	1,999,193
Cost of marine petroleum products sold (exclusive of items shown separately below) – related companies (Note 4)	159,943	351,532	267,767
Salaries, wages and related costs	24,363	41,666	47,708
Depreciation (Notes 8 and 9)	6,373	12,604	16,792
Amortization of drydocking costs (Note 10)	3,172	3,640	4,574
Amortization of concession agreement (Note 3)	52	313	312
Management fees (Note 4)	54	-	-
Gain on sale of vessel, net (Note 8)	(2,693)	-	(4,094)
Other operating expenses (Note 14)	39,042	73,157	79,492

Total operating expenses	1,322,075	2,725,823	2,411,744

Operating income	30,798	52,149	59,216

OTHER INCOME/(EXPENSE):
Interest and finance costs (Notes 11, 12 and 15)	(3,473)	(12,377)	(10,255)
Interest income	1,990	501	46
Foreign exchange gains (losses), net	(1,569)	1,521	(329)
	(3,052)	(10,355)	(10,538)

Income before income taxes	27,746	41,794	48,678

Income taxes (Note 20)	(8)	(1,879)	(153)

Net income	$27,738	$39,915	48,525

Basic earnings per common share	$0.65	$0.94	$1.13
Diluted earnings per common share	$0.65	$0.94	$1.13

Weighted average number of shares, basic	42,417,111	42,497,450	42,579,187
Weighted average number of shares, diluted	42,505,704	42,625,801	42,644,448

The accompanying notes are an integral part of these consolidated financial statements

AEGEAN MARINE PETROLEUM NETWORK INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(Expressed in thousands of U.S. dollars – except for share and per share data)

	Common Stock		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total

	# of Shares	Par Value

BALANCE, December 31, 2006	42,410,000	$424	$185,103	$29,472	-	$214,999

- Net income	-	-	-	27,738	-	27,738
- Dividends declared and paid ($0.14 per share)	-	-	-	(1,705)	-	(1,705)
- Issuance of common stock in connection with an acquisition	20,000	-	773	-	-	773
- Share-based compensation (Note 17)	31,428	1	1,919	-	-	1,920

BALANCE, December 31, 2007	42,461,428	$425	$187,795	$55,505	-	$243,725

- Net income	-	-	-	39,915	-	39,915
- Dividends declared and paid ($0.04 per share)	-	-	-	(1,711)	-	(1,711)
- Share-based compensation (Note 17)	82,180	-	2,863	-	-	2,863
- Foreign currency translation adjustment (Note 21)	-	-	-	-	211	211

BALANCE, December 31, 2008	42,543,608	$425	$190,658	$93,709	$211	$285,003

- Net income	-	-	-	48,525	-	48,525
- Dividends declared and paid ($0.04 per share)	-	-	-	(1,719)	-	(1,719)
- Share-based compensation (Note 17)	465,695	5	3,454	-	-	3,459
- Foreign currency translation adjustment (Note 21)	-	-	-	-	(211)	(211)

BALANCE, December 31, 2009	43,009,303	$430	$194,112	$140,515	-	$335,057

The accompanying notes are an integral part of these consolidated financial statements

AEGEAN MARINE PETROLEUM NETWORK INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(Expressed in thousands of U.S. dollars)

	For the Year Ended December 31,
	2007	2008	2009
Cash flows from operating activities:
Net income	$27,738	$39,915	$48,525
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	6,373	12,604	16,792
Provision for (release of) doubtful accounts	497	(280)	428
Share-based compensation	1,920	2,863	3,458
Amortization	3,457	4,783	5,562
Provision for income taxes	8	1,879	153
Gain on sale of vessel	(2,693)	-	(4,094)
Other non-cash charges	-	(136)	-
(Increase) decrease in:
Trade receivables	(115,707)	87,228	(144,792)
Due from related companies	(3,217)	1,185	(5,953)
Inventories	(65,205)	44,550	(84,785)
Prepayments and other current assets	(9,414)	(1,187)	(10,915)
Increase (decrease) in:
Trade payables	27,213	(35,680)	114,622
Other payables to related companies	35	27	398
Accrued and other current liabilities	3,743	(14,314)	5,345
(Increase) decrease in other non-current assets	(10)	93	(670)
Increase in other non-current liabilities	320	97	77
Payments for drydocking	(3,186)	(6,890)	(5,504)
Net cash (used in) provided by operating activities	(128,128)	136,737	(61,353)

Cash flows from investing activities:
Advances for vessels under construction	(55,529)	(116,990)	(84,444)
Advances for vessel acquisitions	(66,217)	(21,665)	(25,420)
Corporate acquisitions, net of cash acquired	(5,728)	(9,065)	-
Net proceeds from sale of vessels	8,276	-	34,499
Purchase of other fixed assets	(409)	(549)	(335)
Decrease in restricted cash	2,915	14,234	5,470
Increase in restricted cash	(8,000)	(1,632)	(5,000)
Net cash used in investing activities	(124,692)	(135,667)	(75,230)

Cash flows from financing activities:
Proceeds from long-term debt	41,815	93,636	133,648
Repayment of long-term debt	(280)	(4,120)	(36,232)
Net change in short-term borrowings	133,000	(43,000)	50,000
Financing costs paid	(468)	(915)	(1,200)
Dividends paid	(1,705)	(1,711)	(1,719)
Net cash provided by financing activities	172,362	43,890	144,497

Net (increase) decrease in cash and cash equivalents	(80,458)	44,960	7,914
Cash and cash equivalents at beginning of year	82,425	1,967	46,927
Cash and cash equivalents at end of year	$1,967	$46,927	54,841

SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid during the year for interest, net of capitalized interest:	$3,935	$12,638	$7,727
Cash paid during the year for income taxes:	$8	-	$1,788
Shares issued to acquire a business:	$773	-	-

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

(b)	Service Centers, which monitor and support the logistical aspects of each order in their respective geographical locations.

Company Name	Country of Incorporation	Date of Incorporation
Aegean Marine Petroleum LLC (the "UAE Service Center")*	United Arab Emirates	07/26/2000
Aegean Bunkering Gibraltar Ltd. (the "Gibraltar Service Center")*****	Gibraltar	08/07/1997
Aegean Bunkering Jamaica Ltd. (the "Jamaica Service Center")	Jamaica	11/25/2004
Aegean Bunkering (Singapore) Pte. Ltd. (the "Singapore Service Center")	Singapore	06/07/2005
Aegean Bunkering (Ghana) Limited (the "West Africa Service Center")	Ghana	05/18/2007
Aegean Bunkers at Sea NV (the "NW Europe Service Center")****	Belgium	12/16/1999
Portland Bunkers International Ltd. (the "UK Service Center")	United Kingdom	12/13/1999
ICS Petroleum LTD – Vancouver***	Canada	11/25/1985
ICS Petroleum (Montreal) LTD	Canada	06/03/1986
West Coast Fuel Transport – Mexico**	Canada	09/10/1990
Aegean Bunkering Trinidad Ltd. . (the "Trinidad Service Center")	Trinidad & Tobago	02/20/2006

* Also, the owner of the Aegean Flower, a 6,523 dwt (built in 2001) oil products tanker purchased on January 5, 2004

** Also, the owner of PT 25, a 2,560 dwt (built in 1988) oil products barge purchased on July 1, 2008

*** Also, the owner of PT 36, a 3,730 dwt (built in 1980) oil products barge purchased on July 1, 2008

**** Also, the owner of  Sara, a 7,389 dwt (built in 1990) oil products tanker purchased on October 9, 2007

***** Also, provides technical and logistics support to our operations in Morocco in the Tangier Med 1 area.

(c)
Aegean Bunkering Services Inc. (the "Manager") was incorporated in the Marshall Islands on July 11, 2003 and provides all the vessel-owning companies listed below with a wide range of shipping services such as technical support and maintenance, insurance arrangement and handling, financial administration and accounting services.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

1.      Basis of Presentation: (Continued)

(d)	Vessel-owning companies with operating vessels:

		Vessel Details
Company Name	Date of Incorporation	Vessel Name	Year Built	Size (dwt)	Date Acquired
Aegean Seven Maritime Inc. ("Aegean VII")	01/20/1998	Aegean VII	1984	3,892	02/04/1998
Clyde I Shipping Corp. ("Clyde")	05/10/2004	Aegean Tulip	1993	4,853	05/20/2004
Aegean X Maritime Inc. ("Aegean X")	08/31/2004	Aegean X	1982	6,400	08/31/2004
Carnaby Navigation Inc. ("Carnaby")	12/14/2005	Aegean Pride I	1982	11,538	12/20/2005
Baltic Navigation Company ("Baltic")	09/19/2005	Aegean Force	1980	6,679	07/25/2006
Mare Vision S.A. ("Mare")	11/01/2005	Aegean XI	1984	11,050	05/03/2006
Aegean Tanking S.A. ("Tanking")	07/12/2006	Fos II	1981	67,980	09/05/2006
Vera Navigation S.A. ("Vera")	09/14/2007	Vera	1985	3,720	10/09/2007
Milos I Maritime Inc. ("Milos I")	01/28/2005	Hope	1980	10,597	08/24/2007
Ouranos Tanking S.A. ("Ouranos")	02/09/2007	Ouranos	1983	67,980	02/20/2007
Sea Breezer Marine S.A. ("Sea Breezer")	04/02/2004	Aegean Princess	1991	7,030	05/25/2007
Milos Shipping Pte. Ltd. ("Milos")	11/23/2006	Milos	2007	4,626	06/29/2007
Serifos Shipping Pte. Ltd. ("Serifos")	11/23/2006	Serifos	2007	4,664	11/20/2007
Pontos Navigation Inc. ("Pontos")	09/09/2002	Leader	1985	83,890	09/21/2007
Mykonos I Maritime Inc. ("Mykonos I")	01/28/2005	Mykonos	2008	4,626	06/25/2008
Santorini I Maritime Inc. ("Santorini I")	01/28/2005	Santorini	2008	4,629	09/26/2008
Amorgos Maritime Inc. ("Amorgos")	01/28/2005	Amorgos	2007	4,664	12/21/2007
Eton Marine Ltd. ("Eton")	12/21/2005	Patmos	2008	6,262	11/18/2008
Kithnos Maritime Inc. ("Kithnos")	01/28/2005	Kithnos	2007	4,626	11/30/2007
Paros Shipping Pte. Ltd. ("Paros")	01/28/2005	Paros	2008	4,629	11/25/2008
Kimolos Shipping Pte. Ltd. ("Kimolos")	01/28/2005	Kimolos	2008	4,664	03/04/2008
Syros I Maritime Inc. ("Syros I")	01/28/2005	Syros	2008	4,596	04/21/2008
Silver Sea Shipping S.A. ("Aegean Star")	03/09/2009	Aegean Star	1980	11,520	04/08/2009
AMP Maritime S.A.("Aegean Champion")	12/15/2008	Aegean Champion	1991	23,400	04/30/2009
Kerkyra Marine S.A.("Kerkyra")	09/26/2006	Kerkyra	2009	6,290	07/29/2009
Tasman Seaways Inc.("Kalymnos")	12/21/2005	Kalymnos	2009	6,283	02/20/2009
Paxoi Marine S.A.("Paxoi")	09/26/2006	Paxoi	2009	6,310	11/20/2009
Ithaki Shipping Pte. Ltd. ("Ithaki")	07/06/2009	Ithaki	2009	6,272	09/01/2009
Naxos Shipping Pte. Ltd.("Naxos")	12/18/2008	Naxos	2009	4,626	01/07/2009
Cephallonia Marine S.A.	09/26/2006	Kefalonia	2009	6,272	10/15/2009
PT22 Shipping Co. Ltd.("PT22")	01/22/2009	PT22	2001	2,315	05/29/2009

(e)	Vessel-owning companies with vessels under construction:

		Vessel Details
Company Name	Date of Incorporation	Hull Number	Size (dwt)

Andros Marine Inc. ("Andros")	02/21/2007	DN-3800-11	4,600
Dilos Marine Inc. ("Dilos")	02/21/2007	DN-3800-12	4,600
Ios Marine Inc. ("Ios")	02/21/2007	DN-3800-13	4,600
Sifnos Marine Inc. ("Sifnos")	02/21/2007	DN-3800-14	4,600
Tinos Marine Inc. ("Tinos")	02/21/2007	DN-3800-15	4,600
Zakynthos Marine S.A. ("Zakynthos")	09/27/2006	QHS 215	5,500
Lefkas Marine S.A. ("Lefkas")	09/26/2006	QHS 216	5,500
Kythira Marine S.A. ("Kythira")	09/26/2006	QHS 217	5,500
Benmore Services S.A. ("Benmore")	12/21/2005	QHS 222	5,500
Ingram Enterprises Co. ("Ingram")	01/10/2006	QHS 223	5,500
Santon Limited ("Santon")	01/10/2006	QHS 224	5,500
Kassos Navigation SA ("Kassos")	02/14/2008	QHS 225	5,500
Tilos Navigation SA ("Tilos")	02/14/2008	QHS 226	5,500
Halki Navigation SA ("Halki")	02/14/2008	QHS 227	5,500
Symi Navigation SA ("Symi")	02/14/2008	QHS 228	5,500

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
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

(g)	Vessel-maritime companies with operating vessels:

		Vessel Details
Company Name	Date of Incorporation	Vessel Name	Year Built	Size (dwt)	Date Acquired

Aegean Tiffany Maritime Company	01/23/2009	Aegean Tiffany	2004	2,747	07/07/2004
Aegean Breeze Maritime Company	01/23/2009	Aegean Breeze I	2004	2,747	07/07/2004
Aegean Rose Maritime Company	12/02/2002	Aegean Rose	1988	4,935	01/21/2003
Aegean Daisy Maritime Company	12/02/2002	Aegean Daisy	1988	4,935	01/21/2003
Aegean Ship III Maritime Company	06/23/2008	Aegean III	1990	2,973	07/08/2008
Aegean Ship VIII Maritime Company	06/23/2008	Aegean VIII	1989	2,973	07/08/2008
Aegean XII Ship Maritime Company	06/23/2008	Aegean XII	1979	3,680	07/08/2008
Aegean Ace Maritime Company	01/26/2009	Aegean Ace	1992	1,615	03/23/2009
Aegean Maistros Maritime Company	11/21/2007	Aegean Orion	1991	550	09/07/2009

(h)	Other companies with material assets and/or liabilities:

Company Name	Date of Incorporation	Country of Incorporation	Activity
Aegean Investments S.A. ("Aegean Investments")	11/05/2003	Marshall Islands	Holding company
Aegean Oil (USA), LLC ("Aegean USA")	04/07/2005	United States	Marketing office
Aegean Petroleum International Inc.	02/22/2008	Marshall Islands	Fuel commerce

As of December 31, 2008 and 2009 Aegean's ownership interest in all the above subsidiaries, except for the UAE Service Center, amounted to 100%.

During the years ended December 31, 2007, 2008 and 2009 no customer individually accounted for more than 10% of the Company's total revenues.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

2.      Significant Accounting Policies:

Principles of Consolidation: The consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles and include for each of the three years in the period ended December 31, 2009, the accounts and operating results of the Company. Intercompany balances and transactions have been eliminated in consolidation.

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

Other Comprehensive Income: The guidance regarding reporting comprehensive income/ (loss) requires separate presentation of certain transactions that are recorded directly as components of stockholders' equity. During 2008, the Company reported cumulative translation adjustments in accumulated other comprehensive income, arising from the translation of the financial statements of its Euro functional currency subsidiaries into U.S. dollars. As of December 31, 2008 the amount of cumulative translation adjustments was $211. As of December 31, 2009, due to the sale of the vessels of these subsidiaries, the amount of cumulative translation adjustments is $0.

Foreign Currency Transactions: The functional currency of Aegean and its material subsidiaries is the U.S. dollar because the Company purchases and sells marine petroleum products in the international oil and gas markets and because the Company's vessels operate in international shipping markets; both of these international markets transact business primarily in U.S. dollars. The Company's accounting records are maintained in U.S. dollars. Transactions involving other currencies during the year are converted into U.S. dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities denominated in other currencies are adjusted to reflect the year-end exchange rates. Resulting gains or losses are reflected separately in the accompanying consolidated statements of income. As required by the general accepted accounting principles for foreign currency transactions, the financial statements of the Euro functional currency subsidiaries have been converted to U.S. dollars by the application of the translation method (current rate method).  All assets and liabilities are translated using the current exchange rate.  Shareholders equity accounts are translated using historical rates.  Revenues and expenses are translated using the weighted average exchange rate in effect during the period.  Exchange differences on the translation of entities with functional currencies other than the U.S. dollar, are recognized directly in the foreign currency translation reserve as other comprehensive income.

Cash and Cash Equivalents: The Company considers highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents.

Restricted Cash: Restricted cash consists of interest-bearing deposits with certain banks as cash collateral against outstanding short-term facilities and retention accounts that can only be used for the purposes of repayment of current portions of long-term loans. Restricted cash also includes interest-bearing deposits with an international bank as cash collateral against standby letters of credit issued by the same bank to a shipyard. Restricted cash is classified as non-current when the funds are to be used to acquire non-current assets.

Trade Receivables, net:  Management is responsible for approving credit to customers, setting and maintaining credit standards, and managing the overall quality of the credit portfolio. The Company performs ongoing credit evaluations of its customers based upon payment history and the assessments of customers' credit worthiness. The Company generally provides payment terms of approximately 30 days. The Company continuously monitors collections and payments from its customers and maintains a provision for estimated credit losses based upon its historical experience with its customers, current market conditions of its customers, and any specific customer collection issues. Accounts receivable are reduced by an allowance for amounts that may become uncollectible in the future. The Company had accounts receivable of $132,589, and $277,381 before allowances for bad debts of $1,323 and $1,751 as of December 31, 2008 and 2009, respectively.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
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

As required by the goodwill topic of the FASB Accounting Standard Codification, goodwill is not amortized, but reviewed as of December 31 of each year for impairment. The Company tests for goodwill impairment using the two-step process. The first step is a screen for potential impairment, while the second step measures the amount of impairment. Fair values are derived using discounted cash flow analysis.

Impairment of Long-Lived Assets: Accounting guidance requires that long-lived assets and certain identifiable intangible assets held and used or to be disposed of by an entity, be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset and its eventual disposal is less than its carrying amount, the asset should be evaluated for an impairment loss. Measurement of the impairment loss is based on the fair value of the asset as provided by third parties. The Company regularly reviews the carrying amount of its vessels. The Company had no impairment losses in any of the periods presented.

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

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

2.      Significant Accounting Policies: (Continued)

Leases: The Company records vessels under capital leases as fixed assets at the lower of the present value of the minimum lease payments at inception of the lease or the fair value of the vessel. Vessels under capital leases are amortized over the estimated remaining useful life of the vessel for capital leases which provide for transfer of title of the vessel, similar to that used for other vessels of the Company.  Assets held under capital leases are presented as "Advances for vessels under construction and acquisitions" in the balance sheet until the vessel is deemed ready for its intend use and the balance is reclassified to "Vessels, cost".  The current portion of capitalized lease obligations are reflected in the balance sheet in "Accrued and other current liabilities" and remaining long-term capitalized lease obligations are presented as "Other non-current liabilities".

Financing Costs: Fees incurred for obtaining new loans or refinancing existing loans are deferred and amortized to interest expense over the life of the related debt using the effective interest method. Unamortized fees relating to loans repaid or refinanced are generally expensed in the period the repayment or refinancing is made.

Pension and Retirement Benefit Obligations: The vessel-owning companies included in the consolidation employ the crew on board under short-term contracts (usually up to nine months) and accordingly, they are not liable for any pension or post retirement benefits. The Company's full-time Greek employees are covered by state-sponsored pension funds for which the Company is required to contribute a portion of the monthly salary of these employees to the fund (i.e., a defined contribution plan). Upon retirement of these employees, the state-sponsored pension funds are responsible for paying the employees' retirement benefits and accordingly, the Company has no obligation for these benefits.

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

Revenues are also generated from voyage agreements of the Company's vessels. Under a voyage charter the revenues and associated voyage costs are recognized on a pro-rata basis over the duration of the voyage.  Probable losses on voyages are provided for in full, at the time such losses can be estimated.  A voyage is deemed to commence upon the completion of discharge of the vessel's previous cargo and is deemed to end upon the completion of discharge of the current cargo.

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

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

2.      Significant Accounting Policies: (Continued)

Income Taxes: The Company accounts for income taxes using the liability method, as required by the generally accepted accounting principles for income taxes reporting. Under this method deferred income tax assets and liabilities are established for temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities at each period end corresponding to those jurisdictions subject to income taxes.  Deferred tax assets are recognized for all temporary items and an offsetting valuation allowance is recorded to the extent that it is not more likely than not that the asset will be realized.  Deferred tax is measured based on tax rates and laws enacted or substantively enacted at the balance sheet date in any jurisdiction.

Adoption of the accounting for uncertain tax positions did not have a material impact on the Company's 2007 consolidated financial statements.  Nevertheless, income tax regulations in the different countries in which the Company operates under which the Company's uncertain income tax positions are determined could be interpreted differently.  In this sense, the income tax returns of the Company's primary tax jurisdictions remain subject to examination by related tax authorities.

Earnings per Common Share: Basic earnings per common share are computed by dividing net income available to common stockholders by the weighted average number of common shares deemed outstanding during the year. Diluted earnings per common share reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised.  Dilution has been computed by the treasury stock method whereby all of the Company's dilutive securities (the warrants and stock options) are assumed to be exercised and the proceeds used to repurchase common shares at the weighted average market price of the Company's common stock during the relevant periods. The incremental shares (the difference between the number of shares assumed issued and the number of shares assumed purchased) shall be included in the denominator of the diluted earnings per share computation. Non-vested shares are included in the calculation of the diluted earnings per shares, based on the weighted average number of non-vested shares assumed to be outstanding during the period.

Derivatives : Guidance on accounting for derivative instruments requires that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value, with changes in the derivatives' fair value recognized currently in earnings unless specific hedge accounting criteria are met. During the three-year period ended December 31, 2009, the Company did not engage in any transaction involving derivative instruments or have any hedging activities.

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

Financial Instruments:  The carrying amounts of cash and cash equivalents, trade accounts receivable, and trade accounts payable reported in the consolidated balance sheets approximate their respective fair values because of the short term nature of these accounts. The fair value of revolving credit facilities is estimated based on current rates offered to the Company for similar debt of the same remaining maturities. Additionally, the Company considers its creditworthiness in determining the fair value of the revolving credit facilities.  The carrying value approximates the fair market value for the floating rate loans.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

2.      Significant Accounting Policies: (Continued)

Recent Accounting Pronouncements:

In December 2007, new guidance established accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent's ownership interest, and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. The new guidance also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. The above-mentioned guidance was effective for fiscal years beginning after December 15, 2008, and was adopted by the Company in the first quarter of 2009. The adoption of the new guidance did not have a material impact on the Company's consolidated financial statements.

In January 2009, the Company adopted guidance that amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under previously-issued guidance.  This guidance did not have a material impact on the Company's financial condition and results of operations.

In June 2008, new guidance clarified that all outstanding unvested share-based payment awards that contain rights to nonforfeitable dividends participate in undistributed earnings with common shareholders. Awards of this nature are considered participating securities, and the two-class method of computing basic and diluted earnings per share must be applied. The Company determined that non-vested shares granted under its equity incentive plan are participating securities because the non-vested shares participate in dividends. The guidance was effective for fiscal years beginning after December 15, 2008. This standard did not have a material impact on the Company's disclosure of EPS.

In April 2009, new guidance was issued for interim disclosures about fair value of financial instruments, which amends previous guidance for disclosures about fair value of financial instruments to require disclosures about fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements.  The guidance also require those disclosures in summarized financial information at interim reporting periods.  The new guidance is effective for interim reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009.  The adoption of the above mentioned guidance in 2009 did not have an impact on the Company's consolidated financial statements.

In June 2009, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles, which became the single source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities. The Codification's content carries the same level of authority, effectively superseding previous guidance. The guidance is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The Company's adoption of the new guidance in 2009 did not have an impact on the Company's consolidated financial statements.

In June 2009, new guidance was issued with regards to the consolidation of variable interest entities ("VIE"). This guidance responds to concerns about the application of certain key provisions of the FASB Interpretation, including those regarding the transparency of the involvement with VIEs. The new guidance revises the approach to determining the primary beneficiary of a VIE to be more qualitative in nature and requires companies to more frequently reassess whether they must consolidate a VIE. Specifically, the new guidance requires a qualitative approach to identifying a controlling financial interest in a VIE and requires ongoing assessment of whether an entity is a VIE and whether an interest in a VIE makes the holder the primary beneficiary of the VIE. In addition, the standard requires additional disclosures about the involvement with a VIE and any significant changes in risk exposure due to that involvement. The guidance is effective as of the beginning of the first fiscal year that begins after November 15, 2009 and early adoption is prohibited. The Company is evaluating the impact of this guidance on the Company's consolidated financial statements.

In January 2010, new guidance clarified that all assets acquired in a business combination other than goodwill should be valued based on the fair value at the date of acquisition.  This includes difficult-to-value intangible assets that had previously been valued using the residual value method under common practice.  The guidance was effective immediately upon issuance.  This guidance did not have an impact on the Company's financial statements as of December 31, 2009.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
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

Adjusted Purchase Price
Cash consideration to sellers	3,991
Equity consideration to sellers	773
Acquisition costs	76
Adjusted purchase price	4,840
Fair Value of Assets and Liabilities Acquired
Cash and cash equivalents, net of overdrafts	5,818
Trade receivables	9,639
Inventories	1,301
Trade payables	(15,767)
Other current assets/liabilities, net	(97)
Non current assets	3
Total fair value of assets and liabilities acquired	897
Goodwill	3,943

No acquired identifiable intangible assets were recognized as part of the purchase price allocation.

The following table presents the unaudited proforma results as if the acquisition had occurred at the beginning of the year  ended December 31, 2007:

Total revenues	1,471,189
Net income	28,301
Basic earnings per share	0.67
Diluted earnings per share	0.67

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
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

An identifiable intangible asset was recognized consisting of an exclusive 30 year concession agreement with the port of Portland which gives Aegean an exclusive right to perform bunkering operations at that port. This asset is being amortized on a straight-line basis over the remaining contractual life of the agreement (from November 1, 2007 to October 1, 2032). Amortization expense of $52, $313 and $312 was recognized for the years ended December 31, 2007, 2008 and 2009 respectively.

The annual aggregate amortization expense expected to be recognized after December 31, 2009, is as follows:

Amount
2010	312
2011	312
2012	313
2013	312
2014	312
2015 and therafter	5,534

The following table presents the unaudited proforma results as if the acquisition had occurred at the beginning of the year ended December 31, 2007:

2007
Total revenues	1,354,187
Net income	25,947
Basic earnings per share	0.61
Diluted earnings per share	0.61

On July 1, 2008, the Company acquired all of the outstanding share capital of ICS Petroleum LTD, ICS Petroleum (Montreal) LTD and West Coast Fuel Transport LTD (hereinafter collectively referred to as "ICS"), a marine fuel logistics company incorporated in Canada, for a total consideration of $14,000 (excluding direct acquisition costs). ICS purchases, sells and delivers marine fuel to end users such as shipping companies (which complements Aegean's business) and performs these functions in several ports on the west coast of Canada and eastern Canadian ports where Aegean previously had no presence. The Company entered into this transaction on the premise that Aegean would increase its presence in three locations, the West and East coasts of North America and Mexico where ICS has a presence.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
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

Goodwill, which arose on the acquisition, constitutes a premium paid by the Company over the fair value of the net assets of ICS, which is attributable to anticipated benefits from the unique position of ICS in the markets in which it operates.

No acquired identifiable intangible assets were recognized as part of the purchase price allocation.

The following table presents the unaudited proforma results as if the acquisition had occurred at the beginning of each of the years ended December 31, 2007 and 2008:

	Year Ended December 31,
	2007	2008
Total revenues	1,585,210	3,088,010
Net income	31,954	40,298
Basic earnings per share	0.75	0.95
Diluted earning per share	0.75	0.95

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

4.     Transactions with Related Parties:

(a)
Aegean Oil S.A. (the "Greek Subcontractor"):  The Greek Subcontractor, owned and controlled by relatives of Mr. Dimitris Melisanidis, is a diversified energy group principally engaged in the downstream gasoline industry in Greece where it manages a network of approximately 560 service stations. The Greek Subcontractor is managed by a full-time executive team and has no common management with the Company. In addition to its principal operations, the Greek Subcontractor is also a licensed trader and physical supplier of marine petroleum products in Greece. On December 30, 1999, and as amended on September 25, 2000, the Company signed a Bunkering Supply and Representation Agreement with the Greek Subcontractor whereby the Greek Subcontractor undertakes to sell and deliver marine petroleum products in transit to the Company's nominated customer vessels within Greek territorial waters. Under the contract, the Greek Subcontractor sells the marine petroleum products to the Company at an amount equal to the Greek Subcontractor's purchase cost of the marine petroleum products from select Greek refineries, plus a margin.

On April 1, 2005, this contract was terminated and superceded by a ten-year Marine Fuel Supply Service Agreement with the Greek Subcontractor. This contract stipulates that the Company and the Greek Subcontractor must transact for a minimum quantity of marine fuel per month, however neither party is required to transact for more than a maximum quantity of marine fuel per month. Under the contract, the Greek Subcontractor undertakes to sell the marine petroleum products to the Company at an amount equal to the Greek Subcontractor's purchase cost of the marine petroleum products from select Greek refineries, plus a margin. The margin will be reviewed and renegotiated annually between the parties. Payment of the Greek Subcontractor's invoices will be made within 30 calendar days from the date of receipt of the invoice. Penalties of 10% will be imposed on late payments. If requested, the Company undertakes to provide security to the Greek Subcontractor by way of a standby letter of credit or other mutually acceptable guarantee in relation to any outstanding balance from time to time. The agreement terminates on March 31, 2015 unless any of the following situations occur prior to the termination date: (i) The Greek Subcontractor's petroleum trading license terminates or is revoked by the Greek authorities, (ii) upon the breach by any party in the performance of any of its obligations, as defined in the agreement, (iii) upon the liquidation or bankruptcy of any party. The Company has a unilateral right to terminate the agreement by serving 12 months written notice.

During the years ended December 2007, 2008 and 2009, the Company purchased from the Greek Subcontractor marine petroleum products of $159,943, $ 351,532 and $267,767, respectively, all of which are included under cost of marine petroleum products sold in the accompanying consolidated statements of income.

 In 2008, the Company entered into an agreement with the Greek Subcontractor. The Company is paying $40 per month and $25 per month per vessel used, in 2008 and 2009, respectively as a barging fee, to the Greek Subcontractor for bunkering services on the Company's behalf at Piraeus and other Greek ports. For the year ended December 31, 2008 and 2009 we paid $700 and $2,505 under the bunkering agreement.

As of December 31, 2008 and 2009, the amounts due to the Greek Subcontractor were $22,462 and $24,844 respectively, and are included under trade payables to related companies in the accompanying consolidated balance sheets.

Also the Subcontractor has entered into bareboat charter agreement with the owners of Aegean III, Aegean VIII, Aegean XII, Aegean Rose, Aegean Daisy, Aegean Breeze I, Aegean Tiffany, Aegean Ace and Aegean Orion at $0.5 per day per vessel. For the year ended December 31, 2008 and 2009, the bareboat charter revenue was $413 and $1,319 and is presented under other revenues in the accompanying consolidated statement of income. In connection with the above bareboat charter agreements with the owners of the vessels, the Company provides management services to the Subcontractor for the ISM code at $10 per month, per vessel. For the year ended December 31, 2008 and 2009, the revenue from the services was $90 and $784 and is also presented under other revenues in the accompanying consolidated statement of income.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

4.     Transactions with Related Parties: (Continued)

Additionally, as of October 1, 2008, the Greek Subcontractor and our subsidiary Aegean Maistros Maritime Company, owner of Ro-Ro Maistros, has signed an agreement so that the Greek Subcontractor undertakes to ship 55,000 cubic meter of petroleum products per annum at Euro 0.07 or $0.09 per cubic meter. This contract was terminated on June 10, 2009, when we sold the two specialty tankers, Maistros and Ostria, to an unaffiliated third party purchaser. For the year ended December 31, 2008 and 2009, the Company had received $1,379 and $2,143, which are presented under voyage revenues in the accompanying consolidated statement of income.

(b)
Aegean Shipping Management S.A. and certain vessel-owning companies (hereinafter collectively referred to as "Aegean Shipping"): Aegean Shipping is owned by relatives of Mr. Dimitris Melisanidis and is the owner and operator of an international shipping fleet of tankers that are chartered out in the international spot markets. Aegean Shipping is managed by a full-time executive team and has no common management with the Company. The Company's material transactions with Aegean Shipping are described as follows:

(i)
Aegean Shipping provided two of the Company's vessels, Aegean Hellas and Fos, with a wide range of shipping services such as technical support and maintenance, insurance arrangement and handling, financial administration and accounting services, in exchange for a management fee. Management fees incurred by the Company for the years ended December 31, 2007, 2008 and 2009, amounted to $54, $0 and $0, respectively, and are separately disclosed in the accompanying consolidated statements of income.

(ii)
Aegean Shipping is a customer of the Company. It purchases marine fuel and lubricants, which it consumes during the voyages of its vessels. The Company's sales of marine fuel and lubricants to Aegean Shipping for the years ended December 31, 2007, 2008 and 2009, amounted to $13,509, $9,628 and $5,779, respectively, and are included under sales of marine petroleum products in the accompanying consolidated statements of income.

(iii)	During the year ended December 31, 2008, the Company purchased three double hull bunkering tankers, Aegean III, Aegean VIII and Aegean XII from Aegean Shipping for the total purchase price of $18,673.

(iv)
On October 14, 2009, the Company's subsidiary, Aegean Ostria Maritime Company, entered into a memorandum of agreement with Aegean Gas Maritime Company, a company owned and controlled by members of the family of Mr. Dimitris Melisanidis, the Company's founder and Head of Corporate Development, for the purchase of a 20,000 dwt double hull bunkering barge, the Mediterranean, to be used as a floating storage facility. The purchase price of the vessel was $17.0 million, which was determined by disinterested members of our board of directors to be no greater than it would have been with a third party on an arm's length basis at the time we entered into the memorandum of agreement. The acquisition was completed on February 25, 2010. The purchase was completed by acquiring the shares of the company owing the Mediterranean by amending the memorandum of agreement.

As of December 31, 2008 and 2009, the amounts due from Aegean Shipping were $2,480 and $6,894 respectively, and are included in the accompanying consolidated balance sheets.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

(c)    General Maritime Corporation ("General Maritime"):

Aegean's Chairman of the Board, Mr. Peter C. Georgiopoulos, also serves as Chairman, President and Chief Executive Officer of General Maritime which is a publicly-traded tanker company with shares listed on the New York Stock Exchange. During the years ended December 31, 2007, 2008 and 2009, the Company's sales to General Maritime amounted to $1,196, $1,258 and $7,326, respectively, which are included under sales of marine petroleum products in the accompanying consolidated statements of income. As of December 31, 2007, 2008 and 2009, the amounts due from General Maritime were $45, $21 and $1,144, respectively, which are included in the accompanying consolidated balance sheets.

(d)	Fairy Marine Ltd ("Fairy Marine"):

In 2009, the Company entered into three separate agreements with the Fairy Marine, which is owned and controlled by relatives of Mr. Dimitris Melisanidis, for the vessel Aegean IX. On January 9, 2009 the bareboat charter agreement set $0.2 per day as charter hire, the management agreement, signed on January 10, 2009, was agreed for $6 per month and finally the charter-party agreement, on January 9, 2009, defined the time charter fee for $3.5 per day. For the year ended December 31, 2009, the bareboat and the management agreement resulted to $136, included in the other revenues in the accompanying consolidated balance sheets, while the time charter expenses upon the agreement amounted to $1,201, included in the other operating expenses in the accompanying consolidated balance sheets. As at December 31, 2009, the Company is liable to the Fairy Marine for the amount of $555, which is included in other payables to related parties in the accompanying consolidated balance sheets.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

5.      Inventories:

The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

	December 31,
	2008	2009
Held for sale:
Marine Fuel Oil	44,564	129,767
Marine Gas Oil	9,151	8,921
	53,715	138,688
Held for consumption:
Marine fuel	517	263
Lubricants	920	959
Stores	33	24
Victuals	145	181
	1,615	1,427
Total	55,330	140,115

6.	Prepayments and Other Current Assets:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	December 31,
	2008	2009
Insurance prepaid	410	223
VAT receivable	7,273	12,854
Other prepayments	6,048	11,399
Total	13,731	24,476

7.      Advances for Vessels under Construction and Acquisitions:

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

On February 28, 2008, and in connection with the call option agreement with the Qingdao Hyundai Shipbuilding Co. Ltd. ("Qingdao Hyundai"), the Company signed four separate shipbuilding contracts with

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

7.    Advances for Vessels under Construction and Acquisitions: (Continued)

Qingdao Hyundai for four 5,500 dwt, double skin, double bottom product oil tankers (hull numbers QHS-225 to 228). The construction price of each contract is $10,600 which is payable 30% in advance, 20% upon steel-cutting, 20% upon keel-laying, 20% upon launching and 10% upon delivery and acceptance.

On February 9, 2009, and in connection with the agreement with the Fujian Southeast Shipyard ("Fujian"), which was signed on May 25, 2007, as amended, the Company signed five separate contracts with an engineering firm for the design, building supervision, representation, procurement of machineries and supplies, and turn-key delivery of the five 4,600 dwt product oil tankers (hull numbers DN-3800-11 to 15). The price of each such contract is $1,150, of which 15% is payable upon keel-laying, 40% is payable upon launching and 45% is payable upon delivery and acceptance.

  On February 9, 2009, and in connection with the call option agreement with the Qingdao Hyundai Shipbuilding Co. Ltd. ("Qingdao Hyundai"), which was signed on February 28, 2008, the Company signed four separate contracts with an engineering firm for the design, building supervision, representation, procurement of machineries and supplies, and turn-key delivery of the four 5,500 dwt, product oil tankers (hull numbers QHS-225 to 228). The price of each such contract is $1,600, of which 15% is payable upon keel-laying, 40% is payable upon launching and 45% is payable upon delivery and acceptance.

On April 30, 2009, the Company signed a Bareboat Charter Agreement with a third-party owner for the charter of a Canadian – flagged 2,315 dwt (built in 2001) double hull Oil Tank Barge, ITB Provider (renamed "PT 22"). The charter period is sixty months. At expiration of the charter and upon the fulfillment of the Company's obligations, which are separately described in the Note 16 ("Capital Leases"), the title of PT 22 will transfer to the Company. Upon entering into the lease, the Company incurred a capital lease obligation of $4,394.

The amounts shown in the accompanying consolidated balance sheets include milestone payments relating to the shipbuilding and engineering contracts and any material related expenses incurred during the construction periods capitalized in accordance with the accounting policy discussed in Note 2.

As of December 31, 2009, the account, advances for vessels under construction and acquisitions, is analyzed as follows:

			December 31, 2009
Vessel Name	Year of Expected Delivery	Contract Amount	Contract Payments	Capitalized Costs	Total
Fujian Shipyard
DN-3800-11	2010	10,740	6,485	295	6,780
DN-3800-12	2010	10,740	6,485	156	6,641
DN-3800-13	2010	10,740	4,893	137	5,030
DN-3800-14	2010	10,740	4,893	130	5,023
DN-3800-15	2010	10,740	2,888	117	3,005
Qingdao Hyundai Shipyard
QHS-209	2009*	11,382	10,799	995	11,794
QHS-210	2009*	11,363	10,851	843	11,694
QHS-215	2010	11,600	8,880	393	9,273
QHS-216	2010	11,600	8,880	324	9,204
QHS-217	2010	11,600	8,880	319	9,199
QHS-222	2010	11,000	7,930	231	8,161
QHS-223	2010	11,000	7,930	219	8,149
QHS-224	2010	11,000	7,930	256	8,186
QHS-225	2010	12,200	10,420	258	10,678
QHS-226	2010	12,200	7,660	247	7,907
QHS-227	2010	12,200	7,660	236	7,896
QHS-228	2010	12,200	7,660	214	7,874

	Total	193,045	131,124	5,370	136,494

*Vessel delivered in 2009 but as of December 31, 2009 was not positioned and operational.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

7.     Advances for Vessels under Construction and Acquisitions: (Continued)

Interest on the advances paid by the Company in respect of these contracts is computed at the weighted average borrowing cost of the Company, for the duration of the construction period, and capitalized in advances for vessels under construction on the accompanying balance sheets.  Total interest capitalized for the years ended December 31, 2007, 2008 and 2009 was $2,314, $2,868 and $1,774, respectively.

During the years ended December 31, 2008 and 2009, the movement of the account, advances for vessels under construction and acquisitions, was as follows:

	Year Ended December 31,
	2008	2009
Balance at beginning of period	84,378	113,564
Advances for vessels under construction and related costs	118,396	85,617
Advances for secondhand vessel acquisitions	21,665	29,814
Vessels delivered	(110,875)	(92,501)
Balance at end of period	113,564	136,494

As of December 31, 2009, the remaining obligations under the construction and supervision contracts which are payable within 2010 are $61,921.

8.     Vessels:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Vessel Cost	Accumulated Depreciation	Net Book Value
Balance, December 31, 2007	149,866	(14,312)	135,554
- Vessels acquired and delivered	110,875	-	110,875
- Depreciation for the year	-	(12,294)	(12,294)
Balance, December 31, 2008	260,741	(26,606)	234,135
- Vessels acquired and delivered	92,501	-	92,501
- Vessels sold	(31,327)	1,051	(30,276)
- Depreciation for the year	-	(16,438)	(16,438)
Balance, December 31, 2009	321,915	(41,993)	279,922

On June 10, 2009, the Company sold the vessels Maistros and Ostria to an unaffiliated third-party purchaser for an aggregate price of $34,149. The resulting gain on sale of $4,185 is separately reflected in the consolidated statement of income for the year ended December 31, 2009.

On December 18, 2009, the Company sold the vessel Aegean IX to an unaffiliated third-party purchaser for an aggregate price of $400. The loss on sale of $91 was calculated as the sale price less the carrying value of the vessel of $372, related sales expenses of $50 and the carrying value of unamortized dry-docking costs of $69. This loss is separately reflected in the consolidated statement of income for the year ended December 31, 2009.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

As of December 31, 2009, the Company was a party as lessee to one capital lease on a PT barge.  The gross value of the capital lease is $4,778.  The Company also had recorded accumulated depreciation relating to the capital lease of $78.

During the year ended December 31, 2008, the Company took deliveries of the following vessels:

Vessel Name	Date of operation	Year Built	Size (dwt)	Total cost capitalized
Kithnos (DN-3500-3)	01/18/2008	2007	4,626	9,272
Amorgos (DN-3500-4)	02/02/2008	2007	4,664	9,118
Kimolos (DN-3500-5)	03/29/2008	2008	4,664	8,912
Syros (DN-3500-6)	06/16/2008	2008	4,596	9,174
PT 25	07/01/2008	1988	2,560	170
PT 36	07/01/2008	1980	3,730	426
Aegean III	07/08/2008	1990	2,973	5,500
Aegean VIII	07/08/2008	1990	2,973	5,522
Orion	07/23/2008	1991	550	1,096
Maistros (N 2220000)	09/01/2008	2008	2,454	13,778
Mykonos (DN-3500-7)	10/01/2008	2008	4,626	9,484
Alpha Launch	10/01/2008	2004	60	663
Aegean XII	10/17/2008	1979	3,680	7,651
Santorini (DN-3500-8)	12/12/2008	2008	4,629	9,428
Paros (DN-3500-9)	12/20/2008	2008	4,629	8,855
Patmos (QHS-220)	12/29/2008	2008	6,262	11,826
				110,875

For the year ended December 31, 2009, the Company took deliveries of the following vessels:

Vessel Name	Date of operation	Year Built	Size (dwt)	Total cost capitalized
Kalymnos (QHS-221)	06/12/2009	2009	6,283	11,995
Aegean Champion	05/27/2009	1991	23,400	12,810
Aegean Star	10/28/2009	1980	11,520	8,194
Kerkyra (QHS-207)	10/07/2009	2009	6,290	12,583
Ostria (N2230007)	Nil	2009	2,454	16,583
Aegean Ace	05/18/2009	1992	1,615	3,630
Naxos (DN-3500-10)	01/29/2009	2009	4,600	8,844
Ithaki (QHS-208)	10/03/2009	2009	6,272	12,043
PT22	08/20/2009	2001	2,507	4,777
Fujairah Launch	05/07/2009	1991	41	667
Ghana Launch	10/01/2009	2003	8	375
				92,501

Cost of vessels at December 31, 2007, 2008 and 2009, includes $19,402, $27,906 and $35,575, respectively, of amounts not included in the contract price of the vessels but which were material expenses incurred upon acquisition and are capitalized in accordance with the accounting policy discussed in Note 2.

As of December 31, 2009, all of the Company's operational vessels, except for the Aegean Flower and Aegean VII were mortgaged under the Company's various debt agreements.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

9.     Other Fixed Assets:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Buildings	Other	Total
Cost, December 31, 2007	1,008	750	1,758
- Additions	-	549	549
Cost, December 31, 2008	1,008	1,299	2,307
- Additions	-	335	335
- Disposals	-	(44)	(44)
Cost, December 31, 2009	1,008	1,590	2,598

Accumulated depreciation, December 31, 2007	87	240	327
- Depreciation expense	35	264	299
Accumulated depreciation, December 31, 2008	122	504	626
- Depreciation expense	37	317	354
- Disposals	-	(29)	(29)
Accumulated depreciation, December 31, 2009	159	792	951

Net book value, December 31, 2008	886	795	1,681
Net book value, December 31, 2009	849	798	1,647

10.  Deferred Charges:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Drydocking	Financing Costs	Total
Balance, December 31, 2007	7,999	870	8,869
- Additions	7,126	915	8,041
- Amortization for the year	(3,640)	(830)	(4,470)
Balance, December 31, 2008	11,485	955	12,440
- Additions	7,055	1,200	8,255
- Disposals	(69)	-	(69)
- Amortization for the year	(4,574)	(676)	(5,250)
Balance, December 31, 2009	13,897	1,479	15,376

The amortization for drydocking costs is separately reflected in the accompanying consolidated statements of income. The amortization of financing costs is included in interest and finance costs in the accompanying consolidated statements of income.

11.	Short-term Borrowings:

On March 11, 2008, the Company entered into a one year, annually-renewable revolving overdraft facility with a Greek bank for an amount of $20,000. The facility is secured by a first priority mortgage over the vessels, Vera, Sara and Hope and bears interest at LIBOR plus 2.50%.  Furthermore, the credit facility contains financial covenants requiring the Company to ensure that (i) adjusted consolidated book net worth, as defined, not be less than $175,000, (ii) consolidated leverage ratio, as defined, not to exceed 0.65-to-one, and (iii) consolidated liquid funds, as defined, not be less than $25,000.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

On September 30, 2008, the Company entered into a one year, renewable on January 31, 2009 and thereafter annually, revolving overdraft facility with international banks for an amount of up to $1,000,000. The "2008 Revolving Overdraft Facility" bears interest at LIBOR plus 1.50% and is annually renewable subject to the  consent of the participant banks. The facility is structured in such a way so that, depending on the Company's working capital needs, it allows the amount to be increased with funds from existing or future participant banks, without changing the security documents and incurring new legal costs. The 2008 Revolving Overdraft Facility was renewed retroactively from February 1, 2009, for a period of two years, until January 31, 2011, and described below, in Note 12,"Long-term debt". As a result of this renewal, the facility was reclassified from short-term borrowings to long-term debt. This transfer was not treated as a cash outflow for the purposes of the statement of cash flows, but rather was a non-cash transfer between accounts.

On April 23, 2009, the Company renewed retroactively from March 11, 2009, for a period of one year, until March 11, 2010, the revolving overdraft facility with a Greek bank for an amount of $20,000, that was signed on March 11, 2008. The renewed facility bears interest at LIBOR plus 2.50% for the first $10,000 and LIBOR plus 3.50% for the remaining amount. All other terms and conditions remain the same as referred above.

On September 17, 2009, the Company entered into an annually renewable senior secured revolving credit facility with a Greek bank for an amount of $50,000. The facility is secured by, among other things, the Company's receivables and corporate guarantee, and bears interest at LIBOR plus 2.50%. The credit facility contains certain covenants and undertakings that require, among other things, that the Company maintain its listing on the New York Stock Exchange, the net equity base will not be less than $175,000, the interest coverage ratio will not be less than 1.3:1; the total liabilities to total assets will not exceed 65% and the Company maintain additional free liquidity of $25,000 at the end of each calendar month and an average minimum daily free liquidity of $10,000.

On November 19, 2009, the Company entered into an uncommitted Trade Credit Facility ("2009 New Trade Credit Facility") with an international commercial lender. The 2009 New Trade Credit Facility is in an amount of $100,000, with a sub-limit in an amount of $20,000 for a short-term transit and storage financing. The 2009 New Trade Credit Facility has a one-year term. The availability of any letters of credit, overdrafts or cash advances under the 2009 New Trade Credit Facility is subject to the lender's discretion. The facility will bear interest at a rate of the lender's cost of funds plus 2.0% for overdrafts. The facility is guaranteed by the Company and is secured by, among other things, the Company's assigned receivables and fuel oil and gas oil stored or to be stored in a storage facility acceptable to the lender and pledged in its favor. Under the 2009 New Trade Credit Facility the maximum credit terms given to any individual counterparty will be 45 days from the delivery of the products; the inventories will only be financed up to thirty days from the date such inventories are delivered to the storage facility; and the product to be stored and in transit will be financed up to ten calendar days from the date of the bill of lading. The New Trade Credit Facility contains covenants requiring, among other things, that Company's minimum total net equity is at least $80,000; maintain its listing on the New York Stock Exchange; total net equity will not be less than $180,000; and the minimum current ratio will be 1.15 with a minimum working capital need of $50,000 and minimum cash collateral of $5,000  at all times.

As of December 31, 2008 and 2009, the Company had an overdraft balance of $90,000 and $50,000 under its short-term borrowings.

Total interest incurred on short-term borrowings for the years ended December 31, 2007, 2008 and 2009 amounted to $1,082, $7,495 and $930, respectively, and is included in interest and finance costs, in the accompanying consolidated statements of income. During the years ended December 31, 2008 and 2009, the weighted average interest rate (including the margin) was 6.42% and 3.19%.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

12.  Long-term Debt:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

		December 31,
	Borrower(s)	2008	2009
(a)	Ocean and Sea Global	15,971	-
(b)	Serifos, Kithnos, Santorini, Paros and Naxos	30,312	32,140
(c)	Milos. Amorgos, Kimolos, Syros, Mykonos	31,020	28,220
(d)	Eton, Benmore and Ingram	14,172	18,384
(e)	Tasman and Santon	7,896	13,817
(f)	Kerkyra, Ithaki, Kefalonia, Paxoi, Zakynthos, Lefkas and Kythira	28,000	48,865
(g)	Andros, Dilos, Ios, Sifnos and Tinos	6,650	19,811
(h)	Kassos, Tilos, Halki, Symi	15,100	25,300
(i)	Aegean III, VIII, XII	14,500	12,500
(j)	Overdraft facility under senior secured credit facility dated 03/16/2009 (1)	-	152,000
	Total	163,621	351,037
	Less: Current portion	(9,352)	(13,147)
	Long-term portion	154,269	337,890

(a)
On October 26, 2005, as amended, Ocean and Sea Global, as co-borrowers, jointly and severally entered into a syndicated secured term loan with an international bank for an amount of Euro 13,300,000 to partially finance the construction costs of vessels N 2230007 and N 2220000 (two tranches of Euro 6,650,000 each). Each tranche is available in three advances, as defined in the loan agreement. Each tranche is repayable in 40 consecutive quarterly installments, with the first 12 being in the amount of Euro 150,000 each and the remaining 28 being in the amount of Euro 110,000 each, plus a balloon payment of Euro 1,770,000 payable with the last installment. The first installment of each tranche is repayable three months after the date of actual delivery of the respective vessel.  On June 17, 2009, the then-outstanding balance under this facility was fully repaid with the proceeds of the sale of the vessels as described in note 8 "Vessels".

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

The loan bears interest at LIBOR plus 1.40% during each vessel's pre-delivery period and at LIBOR plus 1.30% during each vessel's post-delivery period. During the years ended December 31, 2007, 2008 and 2009, the weighted average interest rate (including the margin) was 6.73%, 4.42% and 2.22%, respectively, while at December 31, 2008 and 2009, the interest rate (including the margin) was 3.26% and 1.56%, respectively. As of December 31, 2008 and 2009, the outstanding balance of the loan was $30,312 and $32,140, respectively.

The loan agreement contains financial covenants requiring the Company to ensure that book net worth shall not be less than $100,000; that the ratio of total liabilities to total assets shall not exceed 0.65-to-one; that the current ratio shall not be less than 1.25-to-one and that cash and cash equivalents exceed 50% of the current portion of long-term debt.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
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

The loan bears interest at LIBOR plus 1.15% plus additional compliance costs. During the years ended December 31, 2007, 2008 and 2009, the weighted average interest rate (including the margin) was 6.37%, 3.97 % and 1.61%, respectively, while at December 31, 2008 and 2009, the interest rate (including the margin) was 2.55% and 1.42%, respectively. As of December 31, 2008 and 2009, the outstanding balance of the loan was $31,020 and $28,220, respectively.

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

The loan bears interest at LIBOR plus 1.30% before delivery of each vessel and at LIBOR plus 1.1875% after such vessel's delivery. During the years ended December 31, 2007, 2008 and 2009, the weighted average interest rate (including the margin) was 6.42%, 4.60% and 1.99%, respectively, while at December 31, 2008 and 2009, the interest rate (including the margin) was 3.14% and 1.38%, respectively. As of December 31, 2008 and 2009, the outstanding balance of the loan was $14,172 and $18,384, respectively.

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

The loan bears interest at LIBOR plus 1.15% on the principal amount repayable in quarterly installments (for each tranche: $6,160) and at LIBOR plus 1.25% on the principal amount repayable in a balloon payment (for each tranche: $2,640). During the years ended December 31, 2007, 2008 and 2009, the weighted average interest rate (including the margin) was 6.42%, 4.60% and 1.69%, respectively, while at December 31, 2008 and 2009, the interest rate (including the margin) was 2.62% and 1.41%, respectively. As of December 31, 2008 and 2009, the outstanding balance of the loan was $7,896 and $13,817, respectively.

(f)
On October 30, 2006, Kerkyra, Ithaki, Kefalonia, Paxoi, Zakynthos, Lefkas and Kythira, as co-borrowers, jointly and severally entered into a syndicated secured term loan with an international bank for an amount of $64,750 to partially finance the construction costs of vessels QHS-207, QHS-208, QHS-209, QHS-210, QHS-215, QHS-216 and QHS-217 (seven tranches of $9,250 each). Each tranche is available in five advances, as defined in the loan agreement. Each tranche is repayable in 40 consecutive quarterly installments in the amount of $125 each, plus a balloon payment of $4,250 payable together with the last installment. The first installment of each tranche is repayable three months after the date of drawdown of the respective delivery advance.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

The loan bears interest at LIBOR plus 1.15% before delivery of each vessel and at LIBOR plus 1.05% after such vessel's delivery. During the years ended December 31, 2007, 2008 and 2009, the weighted average interest rate (including the margin) was 6.53%, 4.22% and 1.96%, respectively, while at December 31, 2008 and 2009, the interest rate (including the margin) was 3.00% and 1.34%, respectively. As of December 31, 2008 and 2009, the outstanding balance of the loan was $28,000 and $48,865, respectively. The loan agreement contains financial covenants requiring the Company to ensure that book net worth shall not be less than $100,000; that the ratio of total liabilities to total assets shall not exceed 0.65-to-one; that the current ratio shall not be less than 1.25-to-one and that cash and cash equivalents exceed 50% of all debts and interest becoming due in the next 12 month period, excluding working capital facilities and balloons.

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

The loan bears interest at LIBOR plus 1.00%. The loan is collateralized by a first priority mortgage over each of the vessels.

During the years ended December 31, 2007, 2008 and 2009, the weighted average interest rate (including the margin) was 6.06%, 4.07% and 1.86%, respectively, while at December 31, 2008 and 2009, the interest rate (including the margin) was 3.36% and 1.25%, respectively. As of December 31, 2008 and 2009, the outstanding balance of the loan was $6,650 and $19,811, respectively.

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

During the years ended December 31, 2008 and 2009, the weighted average interest rate (including the margin) was 3.84% and 2.39%, while at December 31, 2008 and 2009, the interest rate (including the margin) was 3.54% and 1.75%. As of December 31, 2008 and 2009, the outstanding balance of the loan was $15,100 and $25,300.

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

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

(i)
On July 8, 2008, the Company entered into a secured term loan facility with a Greek bank for an amount of $15,000. The facility is collateralized by a first priority mortgage over the vessels, Aegean III, Aegean VIII and Aegean XII and bears interest at LIBOR plus 1.25%. The loan is repayable in 20 equal consecutive quarterly installments plus a balloon payment of $5,000 payable with the last installment During the years ended December 31, 2008 and 2009, the weighted average interest rate (including the margin) was 3.78% and 2.46%, respectively, while at December 31, 2008 and 2009, the interest rate (including the margin) was 3.24% and 1.75%, respectively. As of December 31, 2008 and 2009, the outstanding balance of the loan was $14,500 and $12,500.The loan agreement contains financial covenants requiring the Company to ensure that Market value adjusted net worth shall not be less than $175,000; that minimum liquidity shall not less than $25,000; that the ratio of total liabilities to total assets shall not exceed 0.65-to-one.

(j)
On March 16, 2009, the Company renewed retroactively from February 1, 2009, for a period of two years, until January 30, 2011, the senior secured syndicated revolving guarantee and letter of credit facility that was signed on September 30, 2008 as described in Note 11 "Short-term borrowings". The participant banks are the same group of international commercial lenders. The amount of the facility is up to $1,000,000, for working capital and general corporate purposes. The renewed facility had a committed amount of up to $250,000 consisting of a guarantee and/or letter of credit line in an amount of up to $147,500 and a cash advance limit in an amount of up to $208,000 on March 31, 2009. The facility bears interest at LIBOR plus 2.50%, while documentary and standby letters of credit are subject to commissions of 0.75% and 1.50%, respectively.  As of  December 31, 2009, the outstanding balance of the loan was $152,000.

As of December 31, 2009, the outstanding vessel-financing loans are generally collateralized as follows:

•	First priority assignment of the shipbuilding contracts and first priority mortgages over the vessels (when completed);

•	Assignments of insurance and earnings of the mortgaged vessels (when completed);

•	An undertaking from the vessels' manager.

The vessel-financing loan agreements contain ship finance covenants including restrictions as to changes in management and ownership of the vessels, additional indebtedness and mortgaging of vessels without the bank's prior consent as well as minimum requirements regarding the ratio of the market value of the relevant vessel to the outstanding loan amount and the ratio of the insured amount of the relevant vessel to the outstanding loan amount. In addition, the borrowing companies and/or their managers must maintain working capital accounts with the lending banks, as defined in the loan agreements. Furthermore, the vessel-owning subsidiary companies are not permitted to pay any dividends without the lenders' prior consent. The vessel-owning subsidiary companies with outstanding loans had restricted net assets amounting to $(4,637) and $(5,154), as of December 31, 2008 and 2009, respectively.

As of December 31, 2009, all of the Company's vessels-under-construction as well as newly-completed vessels, having a total carrying value of $239,337, have been provided as collateral to secure the long-term debt discussed above.

Total interest incurred on long-term debt for the years ended December 31, 2007, 2008 and 2009 amounted to $2,958, $5,384 and $8,366, respectively, and is included in interest expense and finance costs in the accompanying consolidated statements of income. Accrued interest expense on long-term debt as of December 31, 2008 and 2009 amounted to $480 and $318, respectively, and is included in accrued and other current liabilities in the accompanying consolidated balance sheets.

The total amount available and unutilized under the Company's long-term debt agreements was $70,217 as of December 31, 2009.

As of December 31, 2009, the Company was in compliance with all financial covenants on all its loans.

The annual principal payments required to be made after December 31, 2009, are as follows:

Amount
2010	13,147
2011	167,330
2012	15,330
2013	19,830
2014	13,330
2015 and thereafter	122,070
351,037

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
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

On April 1, 2005, the Company signed a ten-year Marine Fuel Supply Service Agreement with the Greek Subcontractor (refer to Note 4).

(b)
Standby Letters Of Credit:  In the normal course of business, for certain suppliers, under certain long-term supply contracts, or under certain long-term construction contracts, the Company is required to post standby letters of credit in order to secure lines of credit. As of December 31, 2009, the total outstanding standby letters of credit amounted to $139,675. The Company has not defaulted on payment of any of its accounts payable so as to cause any of the issuers of the standby letters of credit to settle the Company's accounts payable on the Company's behalf. All the standby letters of credit expire during 2010. The Company expects to extend the validity date of these instruments throughout the duration of the Company's contractual or operating relationships with the respective suppliers.

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

(d)
Legal Matters In November, 2005 an unrelated party filed a declaratory action against one of the Company's subsidiaries before the First Instance Court of Piraeus, Greece. The plaintiff asserted that he was instrumental in the negotiation of the Company's eight-year Fuel Purchase Agreement with a government refinery in Jamaica and sought a judicial affirmation of his alleged contractual right to receive a commission of $1.00 per metric ton over the term of the contract. In December 2008, the First Instance Court of Piraeus dismissed the plaintiff's action. While the plaintiff's action was pending in Greece, the plaintiff commenced a new action involving the same cause of action before the Commercial Court of Paris, France, which dismissed that action in June 2009.  Plaintiff's appeal of the dismissal was denied by the Paris Court of Appeal in February 2010. The Company does not believe that the outcome of this lawsuit will have a material effect on the Company

In January 2010, a former director of our Ghanaian subsidiary and a company controlled by him, commenced an action in Ghana against two of our subsidiaries for alleged wrongful termination of such director's directorship and deprivation of an opportunity to hold 70% shares in an oil trading company and 30% shares in a shipping agency allegedly agreed to be formed by the parties. The plaintiffs are seeking a payment of approximately $7 million and damages for breach of trust, extreme mental anguish, pain and suffering, and loss of earnings.  The Company believes that the plaintiffs's claims are unwarranted and that the outcome of this litigation will have no material effect on the Company.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
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

14.   Other Operating Expenses:

The amounts in the accompanying consolidated statements of income are analyzed as follows:

	Year Ended December 31,
	2007	2008	2009
Bunkering tanker voyage expenses	784	2,020	2,541
Bunkering tanker insurance	1,315	1,920	2,415
Bunkering tanker repairs and maintenance	2,958	4,417	3,275
Bunkering tanker spares and consumable stores	1,874	2,747	4,468
Bunkering tanker consumption of marine petroleum products	7,865	17,796	13,673
Bunkering tanker other operating expenses	1,862	3,097	20,646
Operating cost of the Aegean Hellas	2,930	-	-
Cargo transportation	4,466	12,661	5,987
Provision for doubtful accounts	498	(27)	437
Storage costs	2,905	4,044	2,971
Port and related expenses	1,603	4,403	4,713
General and administrative	6,609	10,723	14,703
Broker commissions	1,437	2,396	2,489
Other	1,936	6,960	1,174
Total	39,042	73,157	79,492

15.   Interest and Finance Costs:

The amounts in the accompanying consolidated statements of income are analyzed as follows:

	Year Ended December 31,
	2007	2008	2009
Interest on long-term debt	2,958	5,384	8,366
Interest on short-term borrowings	1,082	7,495	930
Amortization of financing fees	233	830	679
Bank commissions, commitment fees and other charges	1,514	1,536	1,823
Interest on lease payments	-	-	231
Capitalized interest (Notes 7 and 12)	(2,314)	(2,868)	(1,774)
Total	3,473	12,377	10,255

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

16.   Capital Leases:

As discussed in Note 8, the Company leases Barge PT 22 under a capital lease.  The annual future minimum lease payments under the capital lease of Barge PT 22, together with the present value of the net minimum lease payments required to be made after December 31, 2009, are as follows:

Amount
2010	$1,203
2011	1,203
2012	1,203
2013	1,203
2014	402
Total minimum lease payments	5,214
Less: imputed interest	(820)
Present value of minimum lease payments	4,394
Current portion of capitalized lease obligations	1,203
Long-term capitalized lease obligations	$3,191

17.   Equity Incentive Plan:

The Company measures stock-based compensation cost at grant date, based on the estimated fair value of the award which is determined by the closing price of the Company's common stock traded on the NYSE on the grant date, and recognizes the cost as expense on a straight-line basis (net of estimated forfeitures) over  the vesting period. The expense is recorded in salaries, wages and related costs in the accompanying consolidated statements of income. Aegean is incorporated in a non-taxable jurisdiction and accordingly, no deferred tax assets are recognized for these stock-based incentive awards.

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

All grants of restricted stock issued under the 2006 Plan are subject to accelerated vesting upon certain circumstances set forth in the 2006 Plan.

The following table summarizes the status of the Company's non-vested shares outstanding for the years ended December 31, 2008 and 2009:

	Unvested Restricted Stock	Weighted Average Grant Date Market Price
At December 31, 2007	227,082	15.51
Granted	153,326	40.62
Vested	(82,180)	20.31
Forfeited	(533)	14.06
At December 31, 2008	297,695	27.12
Granted	564,109	17.97
Vested	(465,695)	22.33
Forfeited	(10,500)	21.54
At December 31, 2009	385,609	24.03

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

Total compensation cost of $2,863 and $3,459 was recognized and included under salaries, wages and related costs in the accompanying consolidated statements of income for the years ended December 31, 2008 and 2009, respectively.

As of December 31, 2009, there was $5,266 of total unrecognized compensation cost related to non-vested share-based compensation awards. This unrecognized compensation cost at December 31, 2009, is expected to be recognized as compensation expense over a weighted average period of 2.8 years as follows:

Amount
2010	2,272
2011	1,530
2012	1,136
2013	306
2014	22
5,266

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

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

Preferred Share Purchase Rights

In August 2009, the Company authorized and declared a dividend distribution of one preferred share purchase right (a "Right") on each outstanding share of its common stock.  The dividend distribution was made to shareholders of record as of August 14, 2009.  The rights will become exercisable and trade separately from the common stock upon the earlier of (i) ten days following the public announcement or disclosure that a person or group (an "Acquiring Person") has acquired beneficial ownership, or obtained the right to acquire, 15 percent or more of the outstanding common stock  or (ii) ten business days following the commencement of, or the announcement of an intention to make, a tender offer or exchange offer, the consummation of which would result in such a group or person becoming an Acquiring Person.  In such circumstances, each right entitles shareholders to buy one one-thousandth of a share of a new series of junior participating preferred stock at a purchase price of $100.00.  In the event that the rights are triggered, shareholders of record will be able to exercise each right to receive, upon payment of the exercise price, shares of common stock having a market value equal to twice the exercise price.  An Acquiring Person will not be entitled to exercise any rights.  As of December 31, 2009, no such events had occurred, and no rights have been exercised.

Dividends

The Company declared and paid dividends of $1,705, $1,711 and $1,719 during the years ended December 31, 2007, 2008 and 2009, respectively.

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

19.   Earnings Per Common Share:

The computation of basic earnings per share is based on the weighted average number of common shares outstanding during the year. The computation of diluted earnings per share assumes the granting of non-vested share-based compensation awards (refer to Note 17), for which the assumed proceeds upon grant are deemed to be the amount of compensation cost attributable to future services and not yet recognized using the treasury stock method, to the extent dilutive.

Non-vested share-based payment awards that contain rights to receive non forfeitable dividends or dividend equivalents (whether paid or unpaid) and participate equally in undistributed earnings are participating securities, and thus, are included in the two-class method of computing earnings per share. This method was adopted on January 1, 2009 and was applied retroactively to all periods presented.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

The components of the calculation of basic earnings per common share and diluted earnings per common share are as follows:

	Year Ended December 31,
	2007	2008	2009

Basic and diluted income	$27,738	$39,915	$48,525

Less: Dividends declared and undistributed earnings allocated to unvested shares	-	-	(386)
Basic and diluted income Available to common stockholders	$27,738	$39,915	$48,139

Basic weighted average number of common shares outstanding	42,417,111	42,497,450	42,579,187

Add: Dilutive effect of non-vested shares	88,593	128,351	65,261

Diluted weighted average number of common shares outstanding	42,505,704	42,625,801	42,644,448

Basic earnings per common share	$0.65	$0.94	$1.13
Diluted earnings per common share	$0.65	$0.94	$1.13

20.   Income Taxes:

The Company operates through its subsidiaries, which are subject to several tax jurisdictions, as follows:

a)	Marshall Islands

The Company is incorporated in the Marshall Islands. Under current Marshall Islands law, the Company is not subject to tax on income or capital gains.

b)	Republic of Liberia

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

c)	Greece

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

d)	United States

A foreign corporation which is engaged in a trade or business in the United States will be subject to corporate income tax and branch profits tax at a combined rate of up to 54.5% on its income which is effectively connected with its United States trade or business, or Effectively Connected Income.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
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

While the Company has a place of business in the United States, the Company believes that none of its income would be treated as Effectively Connected Income under the rules discussed above. Specifically, the Company anticipates that (1) all of its sales of petroleum products will occur outside the United States; (2) such products will be sold for use, consumption or disposition outside the United States, and (3) one of the Company's foreign offices will materially participate in such sales. Therefore, the Company anticipates that none of its income will be subject to United States federal income tax on a net basis.

e)	Belgium

In October 2007 the Company completed the acquisition of BAS, a marine fuel logistics company incorporated in Belgium.  BAS is subject to Belgian income taxes.

The components of BAS's (expense)/benefit for income taxes are as follows:

	Year Ended December 31,
	2008	2009
Current tax (expense) benefit	(179)	(30)
Deferred tax (expense) benefit	-	768
Income tax (expense) benefit	(179)	738

Effective tax rate Reconciliation	6.79%	(67.71%)

The reconciliation between effective tax rate in Belgium on income from continuing operations and the statutory tax rate is as follows:

	Year Ended December 31,
	2008	2009
Income tax on profit/(loss) before tax at statutory rate	(937)	862
Effect of permanent differences	758	(124)
Total tax (expense) benefit Reconciliation	(179)	738

Deferred income taxes are the result of provisions of the tax laws that either require or permit certain items of income or expense to be reported for tax purposes in different periods than they are reported for financial reporting. The tax effects of temporary differences that give rise to the deferred tax asset are as follows:

	Year Ended December 31,
	2008	2009
Deferred tax assets:	-
Carryforward of notional interest deduction	-	38
Tax carryforward losses	-	234
Investment tax incentive	-	496

Total deferred tax assets	-	768

In the accompanying balance sheets, the deferred income tax assets are included in the current assets by the amount of $170, and in the non-current assets by the amount of $598. Of the $768 income tax benefit at December 31, 2009 that are carryforwards, the $38 will expire in 2016, if unused. The remaining balance does not expire. As of and for the year ended December 31, 2009, the Company has not recorded a valuation allowance.

f)	Canada

In July 2008, the Company completed the acquisition of ICS, a marine fuel logistics company incorporated in Canada.  ICS is subject to Canadian income taxes.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

The components of ICS's (expense)/benefit for income taxes are as follows:

	Year Ended December 31,
	2008	2009
Current tax expense	(1,700)	(891)
Deferred tax expense	-	-
Income tax provision	(1,700)	(891)

Effective tax rate Reconciliation	34.14%	25.11%

The reconciliation between our effective tax rate on income from continuing operations and the statutory tax rate is as follows:

	Year Ended December 31,
	2008	2009
Income tax on profit before tax at statutory rate	(1,631)	(822)
Effect of permanent differences	(69)	(69)

Total tax expense Reconciliation	(1,700)	(891)

g)	Other

Generally, under the laws of the countries of the vessel-owning companies' and the Manager's incorporation and/or vessels' registration, the vessel-owning companies and the Manager were not subject to tax on shipping income. However, the vessel-owning companies are subject to registration and tonnage taxes, which have been included in other operating expenses in the accompanying consolidated statements of income.

The Company adopted the provisions of ASC 740-10-25, "Accounting for Uncertainty in Income Taxes," on January 1, 2007. At December 31, 2009, the Company does not have any uncertain tax filing positions. As a result, the Company has included all of its tax benefits in its disclosure of future income tax assets and liabilities, as discussed above. There are no significant changes to this assessment of uncertain tax filing positions anticipated within the next 12 months.

The Company recognizes accrued interest and penalties related to unrecognized tax benefits as a component of income tax expense. During the year ended December 31, 2009, the Company did not recognize any interest or penalties.

The Company files income tax returns in the Canadian federal jurisdiction and various provincial jurisdictions, as well as the Belgian federal jurisdiction. In the normal course of business, the Company is subject to examination by taxing authorities. Open tax years in Canada range from 2006 to 2009, while open tax years in Belgium range from 2003 to 2009. However, upon examination in subsequent years, if net operating loss carry forwards and tax credit carry forwards are utilized, the Canadian and Belgian jurisdictions can reduce net operating loss carry forwards and tax credit carry forwards utilized in the year being examined if they do not agree with the carry forward amount. As of December 31, 2009, the Company was not under audit in the Canadian or Belgian taxing jurisdictions.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

21.   Accumulated Other Comprehensive Income:

During 2008 and 2009, the Company reported cumulative translation adjustments in accumulated other comprehensive income, arising from the translation of the financial statements of its Euro functional currency subsidiaries into U.S. dollars. As of December 31, 2008 the amount of cumulative translation adjustments was $211. As of December 31, 2009, due to the sale of the vessels of these subsidiaries, the amount of cumulative translation adjustments is $0.

22.   Business Segments and Geographical Information:

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

The Company is domiciled in the Marshall Islands but provides no services in that location.  It is impracticable to disclose revenues from external customers attributable to individual foreign countries because where the customer is invoiced is not necessarily the country of domicile.  In addition, due to the nature of the shipping industry, where services are provided on a worldwide basis, the country of domicile of the customer does not provide useful information regarding the risk that this disclosure is intended to address.

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

23.   Subsequent Events:

Acquisition of Verbeke Bunkering Business. The Company has entered into a binding heads of agreement to acquire the bunkering business of Verbeke Shipping N.V. (the "Verbeke Bunkering Business"), including Verbeke Bunkering N.V ("Verbeke Bunkering").  Verbeke Bunkering is a leading physical supplier of marine fuel in the Antwerp-Rotterdam-Amsterdam (ARA) region, including surrounding ports of Ghent, Zeebruges, Flushing, Terneuzen, and Sluiskil.  Verbeke Bunkering operates a fleet of 18 bunkering barges, of which nine are double hull, and provides marine fuel delivery services in port to a diverse group of ship operators as well as marine fuel traders, brokers and other users.

As a result of the transaction, the Company expects to acquire seven bunkering barges, of which one is double hull; a minority ownership interest in one double hull bunkering barge; and a 10% and a 50% ownership interest in a double hull bunkering barge and a newbuilding double hull bunkering barge to be delivered, respectively.  The Company plans to use one single hull bunkering barge as a floating storage facility and the remaining vessels in the delivery of marine petroleum products.  The Company also expects to assume the charters for nine vessels currently chartered-in by Verbeke Bunkering.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

23.      Subsequent Events: (Continued)

The aggregate purchase price for the Verbeke Bunkering Business will be calculated based on a formula of a basic purchase price to be agreed upon, adjusted for, among other things, the level of marine fuel inventory and provisions, accounts receivable and accounts payable as of December 31, 2009.

The acquisition the Verbeke Bunkering Business is subject to the completion of detailed documentation and satisfaction of certain conditions, including:

•	the Company's satisfaction of results of legal, accounting, financial and operational due diligence;

•	the agreement on the basic purchase amount;

•	the receipt of required consents and approvals;

•	the absence of any event reasonably likely to have a material adverse effect on the Verbeke Bunkering Business; and

•	the retention of existing trade and business financing.

In addition, the sellers have the right to rescind the transaction if the purchase price is determined to be lower than Euro 40.0 million, including all adjustments for the level of marine fuel inventory and provisions, accounts receivable and accounts payable.  Assuming all the conditions are met, the Company expects the Verbeke Bunkering Business acquisition to close in the beginning of the second quarter of 2010.

Purchase of a Floating Storage Facilities.

On October 14, 2009, the Company's subsidiary, Aegean Ostria Maritime Company, entered into a memorandum of agreement with Aegean Gas Maritime Company, a company owned and controlled by members of the family of Mr. Dimitris Melisanidis, the Company's founder and Head of Corporate Development, for the purchase of a 20,000 dwt double hull bunkering barge, the Mediterranean, used as a floating storage facility.  The purchase price of the vessel was $17.0 million.  The purchase price of the Mediterranean was determined by disinterested members of the Company's board of directors to be no greater than it would have been with a third party on an arm's length basis at the time it entered into the memorandum of agreement.  The acquisition was completed on February 25, 2010. The purchase was completed by acquiring the shares of the company owing the Mediterranean by amending the memorandum of agreement.

On January 14, 2010, the Company entered into a memorandum of agreement with a third-party seller for the purchase of a 84,040 dwt double hull bunkering tanker, the Difko Chaser (which will be renamed "Aeolos") to be used as a floating storage facility. The purchase price of the vessel was $6.5 million.

Purchase of Jamaican Property.  On January 14, 2010, the Company entered into an agreement with related companies owned and controlled by members of Mr. Melisanidis' family, for the purchase of property in Jamaica, to be used as a land-based storage facility.  The purchase price for the property was $9.8 million.  The purchase price of the property was determined by disinterested members of the Company's board of directors to be no greater than it would have been with a third party on an arm's length basis at the time the Company entered into the purchase agreement.  The closing of the acquisition is subject to a number of conditions precedent, including that the Company shall have secured the necessary financing.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

23.      Subsequent Events: (Continued)

Delivery of the Newbuildings.  On January 20, 2010, the Company took delivery of the Zakynthos, a 6,272 dwt double hull bunkering tanker newbuilding from the Qingdao Hyundai Shipyard in China ("Qingdao Hyundai") that bears a construction cost of $10,852.  The Zakynthos is deployed in the Company's service center in Gibraltar.

On February 5, 2010, the Company took delivery of the Andros, with a construction cost of $10,700, a 4,605 dwt double hull bunkering tanker newbuilding from the Fujian Southeast Shipyard in China. The Company deployed the Andros to its Fujairah service center. On March 15, 2010, the Company took delivery of the Lefkas, with a construction cost of $10,888, a 5,500 dwt double hull bunkering tanker newbuilding from the Qingdao Hyundai Shipyard in China ("Qingdao Hyundai"). The Lefkas is deployed in the Company's service center in Singapore.

Shares Offering. On January 27, 2010, the Company completed its public offering in the United States under the United States Securities Act. In this respect, 4,491,900 shares of common stock at par value $0.01 were issued for $32.75 per share. The proceeds of the public offering, net of underwriting commissions of $7,355, amounted to $139,754.

SK 23250 0002 1075535 v7