Form 20-F/A
period 2009-12-31
AEGEAN MARINE PETROLEUM NETWORK INC.
filed 2010-07-22
CIK 1344376

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Amendment No. 1
to
FORM 20-F

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

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer.  See the definitions of "large accelerated filer" and "accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒
Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

X	U.S. GAAP

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

EXPLANATORY NOTE

This Amendment No. 1 amends the Annual Report on Form 20-F of Aegean Marine Petroleum Network Inc. (the "Company") for the fiscal year ended December 31, 2009, filed with the Securities and Exchange Commission on April 1, 2010 (the "Form 20-F"), to correct a clerical error regarding the Company's "accelerated filer" status.

Except as described above, no other changes have been made to the Form 20-F.  This Amendment No. 1 does not reflect events occurring after April 1, 2010 or modify or update the disclosure contained in the Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

AEGEAN MARINE PETROLEUM NETWORK INC.

Dated: July 21, 2010

/s/ E. Nikolas Tavlarios
E. Nikolas Tavlarios
President