Form 20-F
period 2010-12-31
AEGEAN MARINE PETROLEUM NETWORK INC.
filed 2011-04-06
CIK 1344376

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

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

10 Akti Kondili, Piraeus 185 45 Athens, Greece
(Address of principal executive offices)

E. Nikolas Tavlarios, investor@ampni.com, 299 Park Avenue, 2nd Floor, New York, New York 10171
(Name, Telephone, E-mail and/or Facsimile, and address of Company Contact Person)

Securities registered or to be registered pursuant to section 12(b) of the Act.

Title of each class	Name of each exchange on which registered

Common stock, par value $0.01 per share	New York Stock Exchange
Preferred stock purchase rights	New York Stock Exchange

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

46,709,420 shares of common stock, par value $0.01 per share.

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

A. Selected Financial Data

	For the Year Ended December 31,

	2006	2007	2008	2009	2010

	(in thousands of U.S. dollars, except for share and per share data which are presented in U.S. dollars)

Income Statement Data:
Sales of marine petroleum products	790,657	1,345,849	2,768,067	2,449,445	4,954,599
Voyage revenues	11,639	5,758	1,379	9,044	7,261
Other revenues	1,516	1,266	8,526	12,471	9,775
Total revenues	803,812	1,352,873	2,777,972	2,470,960	4,971,635
Cost of marine petroleum products sold (exclusive of items shown separately below)	728,637	1,251,712	2,594,443	2,266,960	4,723,723
Salaries, wages and related costs	12,871	24,363	41,666	47,708	67,378
Depreciation	4,240	6,373	12,604	16,792	21,092
Amortization of drydocking costs	1,684	3,172	3,640	4,574	5,805
Amortization of finite lived intangibles	-	52	313	312	1,001
Management fees	223	54	-	-	-
(Gain)/loss on sale of vessel	-	(2,693)	-	(4,094)	1,540
Other operating expenses	25,697	39,042	73,157	79,492	109,270
Operating income	30,460	30,798	52,149	59,216	41,826
Write-off of deferred offering costs (1)	(1,588)	-	-	-	-
Interest and finance costs	(5,207)	(3,473)	(12,377)	(10,255)	(17,351)
Interest income	976	1,990	501	46	31
Foreign exchange gains (losses), net	(414)	(1,569)	1,521	(329)	(3,612)
Income taxes	(2)	(8)	(1,879)	(153)	(2,161)
Net income	24,225	27,738	39,915	48,525	18,733

Basic earnings per share (2)	0.84	0.65	0.94	1.13	0.40
Diluted earnings per share (2)	0.84	0.65	0.94	1.13	0.40
Weighted average number of shares, basic (2)	28,954,521	42,417,111	42,497,450	42,579,187	46,295,973
Weighted average number of shares, diluted (2)	28,954,622	42,505,704	42,625,801	42,644,448	46,445,499
Dividends declared per share (2)	0.14	0.04	0.04	0.04	0.04

	As of and for the Year Ended December 31,

	2006	2007	2008	2009	2010

	(in thousands of U.S. dollars, unless otherwise stated)

Balance Sheet Data:
Cash and cash equivalents	82,425	1,967	46,927	54,841	86,499
Total assets	315,877	566,957	641,907	967,345	1,339,835
Total debt	33,496	208,031	253,621	401,037	624,698
Total liabilities	100,878	323,232	356,904	632,288	869,472
Total stockholders' equity	214,999	243,725	285,003	335,057	470,363

Other Financial Data:
Gross spread on marine petroleum products (3)	62,020	89,671	160,963	176,498	218,533
Gross spread on lubricants(3)	455	536	1,298	2,755	2,221
Gross spread on marine fuel(3)	61,565	89,135	159,665	173,743	216,312
Gross spread per metric ton of marine fuel sold (U.S. dollars) (3)	26.0	25.9	30.7	28.1	21.0
EBITDA(4)	34,382	38,826	70,227	80,565	66,112
Net cash provided by (used in) operating activities	17,064	(128,128)	136,737	(61,353)	(64,626)
Net cash (used in) investing activities	(55,190)	(124,692)	(135,667)	(75,230)	(169,003)
Net cash provided by financing activities	112,949	172,362	43,890	144,497	265,287

Operating Data:
Sales volume of marine fuel (metric tons) (5)	2,367,289	3,437,269	5,200,256	6,192,755	10,308,210
Number of markets served, end of period (6)	5.0	6.0	11.0	14.0	16.0
Number of operating bunkering vessels, end of period (7)	12.0	17.0	30.0	38.0	52.0
Average number of operating bunkering vessels (7)(8)	11.1	13.5	22.7	33.7	48.1
Specialty tankers, end of period	-	-	1	-	-
Special purpose vessels, end of period (9)	-	-	1	1	1
Number of owned storage facilities, end of period (10)	2	2	4	3	8

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

	For the Year Ended December 31,

	2006	2007	2008	2009	2010

	(in thousands of U.S. dollars, unless otherwise stated)

Sales of marine petroleum products	790,657	1,345,849	2,768,067	2,449,445	4,954,599
Less: Cost of marine petroleum products sold	728,637	1,251,712	2,594,443	2,266,960	4,723,723
Less: Cargo transportation costs	-	4,466	12,661	5,987	12,343
Gross spread on marine petroleum products	62,020	89,671	160,963	176,498	218,533
Less: Gross spread on lubricants	455	536	1,298	2,755	2,221
Gross spread on marine fuel	61,565	89,135	159,665	173,743	216,312

Sales volume of marine fuel (metric tons)	2,367,289	3,437,269	5,200,256	6,192,755	10,308,210

Gross spread per metric ton of marine fuel sold (U.S. dollars)	26.0	25.9	30.7	28.1	21.0

The following table reconciles our gross spread on marine petroleum products sold to the most directly comparable United States generally accepted accounting principles, or U.S. GAAP, measure, operating income, for all periods presented:

	For the Year Ended December 31,

	2006	2007	2008	2009	2010

	(in thousands of U.S. dollars)

Gross spread on marine petroleum products	62,020	89,671	160,963	176,498	218,533
Add: Voyage revenues	11,639	5,758	1,379	9,044	7,261
Add: Other revenues	1,516	1,266	8,526	12,471	9,775
Add: Gain/(loss) on sale of vessel	-	2,693	-	4,094	(1,540)
Add: Cargo transportation costs	-	4,466	12,661	5,987	12,343
Less: Salaries, wages and related costs	(12,871)	(24,363)	(41,666)	(47,708)	(67,378)
Less: Depreciation	(4,240)	(6,373)	(12,604)	(16,792)	(21,092)
Less: Amortization	(1,684)	(3,224)	(3,953)	(4,886)	(6,806)
Less: Management fees	(223)	(54)	-	-	-
Less: Other operating expenses	(25,697)	(39,042)	(73,157)	(79,492)	(109,270)
Operating income	30,460	30,798	52,149	59,216	41,826

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

	For the Year Ended December 31

	2006	2007	2008	2009	2010

	(in thousands of U.S. dollars)

Net income	24,225	27,738	39,915	48,525	18,733

Add: Net financing cost	4,231	1,483	11,876	10,209	17,320
Add: Income taxes	2	8	1,879	153	2,161
Add: Depreciation and amortization	5,924	9,597	16,557	21,678	27,898

EBITDA	34,382	38,826	70,227	80,565	66,112

(5)	The sales volume of marine fuel is the volume of sales of MFO and MGO for the relevant period and is denominated in metric tons. We do not utilize the sales volume of lubricants as an indicator.

(6)
The number of markets served includes our operations at our service centers in the United Arab Emirates, Gibraltar, Jamaica, Singapore, Northern Europe (Belgium and Netherlands), West Africa (Ghana), Vancouver, Portland (U.K.), Southern Caribbean (Trinidad and Tobago), Tangiers (Morocco), Las Palmas (Canary Islands) and Greece, where we conduct operations through our related company, Aegean Oil, as well as our trading operations in Montreal and Mexico. The number of markets served is an indicator of the geographical distribution of our operations and affects both the amount of revenues and expenses that we record during a given period. We commenced physical supply operations in Singapore on June 2, 2006, in Northern Europe on October 9, 2007, in Ghana on January 15, 2008, in Portland (U.K.) on April 1, 2008, in Canada and Mexico on July 1, 2008, in Trinidad and Tobago on April 1, 2009, in Tangiers, Morocco on August 25, 2009, in Antwerp-Rotterdam-Amsterdam region on April 1, 2010 and in Las Palmas on July 1, 2010.

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

(9)	This figure includes our service tanker, Orion, based in Greece/

(10)
This figure includes our two Panamax tankers, Fos II and Aeolos and one Aframax tanker, Leader, used as floating storage facilities in Ghana, Gibraltar and the United Arab Emirates respectively. Our Panamax tanker Ouranos has not been used as a storage facility since October 2010 and is currently idle. Additionally, our tanker, Aegean IX, had been used as a floating storage facility in Jamaica until the fourth quarter of 2009 when the vessel was sold. In November 2009 we entered into an agreement with a third party purchaser to sell the Aegean IX, which was delivered in December 2009. During 2010, we acquired a barge, the Mediterranean, which operates as a floating storage facility in Greece, and a small barge, Tapuit, which operates as a floating storage facility in Northern Europe as part of our acquired company's (Verbeke Business) fleet. The Company has also on-land storage facilities in Portland (U.K.) and Las Palmas (Canary Islands).

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

Risk Factors Relating to Our Business

A renewed contraction or worsening of the global credit markets and the resulting volatility in the financial markets could have a material adverse impact to obtain sufficient funds to grow or effectively manage our growth

A principal focus of our strategy is to grow by expanding our business. Our future growth depends, in part, on our ability to obtain financing for our existing and new operations and business lines. Over the last year two years, global financial markets have experienced extraordinary volatility following significant contraction, deleveraging and reduced liquidity in the global credit markets.

Over the last two years, a number of major financial institutions have experienced serious financial difficulties and, in some cases, have entered into bankruptcy proceedings or are subject to regulatory enforcement actions. These difficulties may adversely affect the financial institutions that may provide us with credit to support our working capital requirements and may impair their ability to continue to perform under their financing obligations to us, which could negatively impact our ability to fund current and future obligations. These recent and developing economic factors may have a material adverse effect on our ability to expand our business.

Our future growth will depend on a number of additional factors, which also may be adversely affected in the current economic climate, which include our ability to:

•	increase our fleet of bunkering vessels;

•	identify suitable markets for expansion;

•	consummate vessel acquisitions at attractive prices, which may not be possible if asset prices rise too quickly.

•	integrate acquired vessels successfully with our then-existing operations;

•	hire, train and retain qualified personnel to manage and operate our growing business and fleet;

•	improve our operating, financial and accounting systems and controls;

•	maintain or improve our credit control procedures;

•	obtain required financing for our existing and new operations;

•	obtain and maintain required governmental authorizations, licenses and permits for new and existing operations;

•	manage relationships with the customers and suppliers;

•	provide timely service at competitive prices; and

•	attract and retain customers.

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

We may not be able to integrate newbuildings with our operations successfully

We have entered into newbuilding contracts for the construction of double hull bunkering tankers; as of the date of this report, we have five vessels remaining to take delivery.  Our plan is to employ newbuildings in our service centers.  Given the current depressed conditions of the shipping market and requirements of our operations, it is possible that we may take delivery of a newbuilding without having a profitable employment in place for such newbuilding, and we may not be able to suitably integrate such a newbuilding in our operations for a substantial period of time after taking delivery.  If we are unable to integrate our newbuildings with our operations we may temporarily cease the use of, or lay-up, the vessels until we can profitably employ them or expand our operations.  Failure to integrate our newbuildings successfully with our operations could increase our expenses and diminish our net income and cash flows.

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

Our management may not properly evaluate the risks inherent in any particular transaction. In the current economic and regulatory climate, it may be especially difficult to assess the risks involved in a particular transaction, due to uncertainty in government responses to market volatility and the contracted credit markets.

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

If we purchase secondhand vessels we will be exposed to increased operating risks because of the quality of those vessels and the lack of builders' or sellers' warranty protection

Our fleet renewal and expansion strategy includes the acquisition of secondhand vessels as well as newbuildings.  Since December 2007, we have acquired 23 secondhand bunkering vessels, including barges.  Unlike newbuildings, secondhand vessels typically do not carry warranties with respect to their condition. Our inspections of secondhand vessels would normally not provide us with as much knowledge of its condition as we would possess if the vessel had been built for us and operated by us throughout its life. Repairs and maintenance costs for secondhand vessels may be more substantial than for vessels we have operated since they were built. These costs could decrease our profits and reduce our liquidity.

The market value of our vessels may decrease, which could cause us to incur losses if we decide to sell them following a decline in their market values.

The fair market value of the vessels that we currently own or may acquire in the future may increase or decrease depending on a number of factors, including general economic and market conditions affecting the international marine fuel supply industry, supply and demand for bunkering tankers, costs of newbuildings and governmental or other regulations.  If we sell any vessel when vessel prices have fallen and before we have recorded impairment adjustment to our financial statements, the sale may be at less than the vessel's carrying amount on our financial statements, resulting in a loss.  Such loss could adversely affect our financial condition, results of operations and our ability to pay dividends to our shareholders.

Delays or defaults by the shipyards in the construction of new vessels could increase our expenses and diminish our net income and cash flows

We have entered into newbuilding contracts for the construction of double hull bunkering tankers; as of the date of this report, we have five vessels remaining to take delivery. These projects are subject to the risk of delay or defaults by the shipyards caused by, among other things, quality or engineering problems, work stoppages, weather interference, unanticipated cost increases, delays in receipt of necessary equipment, and inability to obtain the requisite permits or approvals. In accordance with industry practice, in the event the shipyards are unable or unwilling to deliver the tankers, we may not have effective remedies. Failure to construct or deliver the ships by the shipyards or any significant delays could increase our expenses and diminish our net income and cash flows.

International authorities and flag states may delay implementation of the phase-out of single hull vessels which may lessen the competitive advantage we hope to gain by acquiring double hull bunkering tankers

Our strategy involves capitalizing on the phase-out of single hull bunkering tankers. Under environmental protection laws and regulations, the European Union, or the EU, and the International Maritime Organization, or the IMO (the United Nations agency for maritime safety), have already banned single hull vessels of 5,000 dwt and above from carrying HGO, which includes most of the grades of marine fuel, as of October 2003 and as of April 2005, respectively, and banned all single hull vessels of less than 5,000 dwt but above 600 dwt from carrying HGO in 2008. Both the EU and the IMO required a phase-out of all single hull vessels in 2010, subject to certain exemptions. Under the EU regulations, for example, oil vessels operated exclusively in ports and inland navigation may be exempted from the double hull requirements provided they are duly certified under inland water legislation. Under the IMO regulations, a flag state may allow single hull vessels conforming to certain technical specifications to continue to operate until the earliest of 2015 or the 25th anniversary of the vessel's delivery. A flag state may also allow single hull vessels to carry HGO if the vessels are either engaged in voyages exclusively within its jurisdiction or jurisdiction of another party upon such party's agreement.

Our future success will depend, in part, on the timely and comprehensive implementation of the phase-out of single hull vessels. Any exemption or limitation in application of the environmental protection laws and regulations could limit our anticipated growth or other anticipated benefits because our strategy involves employing and acquiring secondhand double hull bunkering tankers.

If we are unable to comply with existing or modified environmental laws and regulations relating to our fuel storage facilities, we would be exposed to significant compliance costs and liabilities

Our operations involving the transportation and storage of fuel are subject to stringent laws and regulations governing the discharge of materials into the environment, otherwise relating to protection of the environment, operational safety and related matters. Compliance with these laws and regulations increases our overall cost of business, including our capital costs to maintain and upgrade equipment and facilities, or claims for damages to property or persons resulting from our operations. Failure to comply with these laws and regulations may result in the assessment of administrative, civil, and criminal penalties, the imposition of investigatory and remedial liabilities, and the issuance of injunctions that may restrict or prohibit our operations or even claims of damages to property or persons resulting from our operations. The laws and regulations applicable to our operations are subject to change, and compliance with current and future laws and regulations may have a material effect on our results of operations or earnings. A discharge of hazardous materials into the environment could, to the extent such event is not insured, subject us to substantial expense, including both the cost to comply with applicable laws and regulations and liability to private parties for personal injury or property damage.

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

We extend trade credit to most of our customers and our financial position and results of operations may diminish if we are unable to collect accounts receivable

We extend trade credit to most of our customers. Our success in attracting business has been due, in part, to our willingness to extend trade credit on an unsecured basis to our customers. As of December 31, 2010, 107 of our customers had outstanding balances with us of at least $1.0 million under the lines of credit that we have extended to them. Our credit procedures and policies do not fully eliminate customer credit risk. The adverse changes in world credit markets over the last two years may cause these numbers to increase if our customers cannot borrow money and are illiquid. We may not be able to collect on the outstanding balances of our customers if any of our customers enter bankruptcy proceedings. Losses due to nonpayment by our customers, if significant, would diminish our financial position and results of operations.

We depend on a number of key suppliers, which makes us susceptible to supply shortages or price fluctuations that could diminish our operating results

We currently purchase refined marine petroleum products from a number of key suppliers. If our relationship with any of our key suppliers terminates or if any of our key suppliers suffers a disruption in production, we may not be able to obtain a sufficient quantity of refined marine fuel and lubricants on acceptable terms and without interruption in our business.  We may experience difficulties and delays in obtaining marine fuel from alternative sources of supply. Any interruption or delay in the supply of marine fuel, or the inability to obtain fuel from alternate sources at acceptable prices and within a reasonable amount of time, would impair our ability to meet scheduled deliveries to our customers and could cause customers to cancel orders, which would weaken our financial condition and reduce our results of operations.

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

We generate almost all of our revenues and incur the majority of our expenses in U.S. dollars. In the year ended December 31, 2010, we incurred not more than 2% of our operating expenses and general and administrative expenses in currencies other than the U.S. dollar—primarily the Euro, the British Pound, the UAE dirham, the Gibraltar pound, the Jamaican dollar and the Singapore dollar. Changes in the rates of exchange between these currencies and the U.S. dollar would lead to deviations from our budgeted operating expenses, which would affect our financial results. When translated into U.S. dollars, expenses incurred in currencies other than the U.S. dollar increase when the value of the U.S. dollar falls, which reduces our profitability.

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

A portion of our employees are covered by national collective bargaining agreements which set minimum standards for employment, and any industrial action or other labor unrest could disrupt our business

A portion of our employees from Greece and from the Philippines are covered by national collective bargaining agreements which set minimum standards for employment. Industrial action or other labor unrest, could disrupt our business. If not resolved in a timely and cost-effective manner, such industrial action or other labor unrest could prevent or hinder our operations from being carried out normally and could disrupt our business and reduce our results of operations and cash flows.

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

Restrictive covenants in our credit facilities impose financial and other restrictions that limit our corporate activities, which could negatively affect our growth and cause our financial performance to suffer

Our credit facilities contain covenants that impose operating and financing restrictions on us. Such restrictions affect, and in many respects limit or prohibit, among other things, our ability to pay dividends, incur additional indebtedness, create liens, sell assets, or engage in mergers or acquisitions. These restrictions could limit our ability to plan for or react to market conditions or meet extraordinary capital needs or otherwise restrict corporate activities. These restrictions could adversely affect our ability to finance our future operations or capital needs or to engage in other business activities which will be in our interest.

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

U.S. investors in our Company could suffer adverse tax consequences if we are characterized as a passive foreign investment company

If, for any taxable year, our passive income or our assets that produce or are held for production of passive income exceed levels provided by law, we may be characterized as a "passive foreign investment company", or a PFIC, for U.S. federal income tax purposes. This characterization could result in adverse U.S. tax consequences to our U.S. shareholders. If we are classified as a PFIC, a U.S. shareholder of our common stock could be subject to increased U.S. federal income tax liability upon the sale or other disposition of our common stock or upon the receipt of amounts treated as "excess distributions." Under these rules, the excess distribution and any gain upon a sale of our common stock would be allocated ratably over the U.S. shareholder's holding period for the common stock, and the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which we were a PFIC would be taxed as ordinary income in the current taxable year. The amounts allocated to each of the other taxable years would be subject to tax at the highest marginal rates on ordinary income in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed tax deferral benefit would be imposed on the resulting tax liability as if such tax liability had been due with respect to each such other taxable year. In addition, shareholders of a PFIC may not receive a "step-up" in tax basis on common stock acquired from a decedent. U.S. shareholders should consult with their own U.S. tax advisors with respect to the U.S. tax consequences of investing in our common stock as well as the specific application of the "excess distribution" rule and other rules discussed in this paragraph. For a discussion of how we might be characterized as a PFIC and related U.S. federal tax consequences, please see Taxation—"United States Federal Income Taxation of U.S. Holders—Passive Foreign Investment Company."

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

If we become subject to tax in the jurisdictions in which we operate, our net income and cash flow would decrease

Our business is affected by taxes imposed on the purchase and sale of refined marine petroleum products in various jurisdictions in which we operate from time to time. These taxes include income, sales, excise, goods and services taxes, value-added taxes, and other taxes. We currently do not pay a significant amount of tax, including withholding taxes, in any jurisdiction in which we operate. As a result of changes in our operations, tax laws or the application by tax authorities of these laws or our failure to comply with tax laws, we may become liable for an increased amount of tax in any jurisdiction. An increased liability for taxes would decrease our net income and cash flow.

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

Terrorist attacks, piracy, and international hostilities have previously affected the shipping industry, and any future attacks could negatively impact our results of operations and financial condition

Terrorist attacks, such as the attack on the MT Limburg in October 2002, could adversely affect our operations since the continuing response of the international community to these attacks, as well as the threat of future terrorist attacks, continue to contribute to world economic instability and uncertainty in global financial markets. We conduct our marine fuel supply operations outside of the United States, and our business, results of operations, cash flows and financial condition could suffer by changing economic, political and government conditions in the countries and regions where our vessels are employed or registered. Moreover, we operate in a sector of the economy that is likely to be adversely impacted by the effects of political instability, terrorist or other attacks, war, piracy, or international hostilities.

Our principal shareholders control our Company and may not act in the best interests of our other shareholders

Our principal shareholders, Leveret, together with Mr. Melisanidis, who controls Leveret, and Peter C. Georgiopoulos, the Chairman of our board of directors, currently own 20.9% and 10.0% of our outstanding common shares, respectively.  On July 19, 2006, Leveret and AMPNInvest LLC, or AMPNInvest, a Marshall Islands limited liability company that has been succeeded by Messrs. Georgiopoulos and John Tavlarios, entered into a Framework Agreement, as amended, which affects our management and governance. We refer you to the discussion in the section of this report entitled "Directors, Senior Management and Employees—Framework Agreement" for a description of the Framework Agreement. Pursuant to the Framework Agreement, Leveret and AMPNInvest agreed to identify, mutually agree on and elect seven members to serve on our board of directors effective upon the closing of our initial public offering, which took place on December 13, 2006. The Framework Agreement also provides that Leveret and Messrs. Georgiopoulos and Tavlarios, as successors to AMPNInvest, will vote in favor of our board of directors, including the independent directors and the nominees of our board, and in accordance with our board's recommendations on all matters proposed for a vote or consent of our shareholders for the duration of the Framework Agreement. The Framework Agreement expires on December 13, 2011, the fifth anniversary of the completion of our initial public offering, unless terminated earlier pursuant to its provisions. Accordingly both Mr. Melisanidis, through Leveret, and Messrs. Georgiopoulos and Tavlarios may be deemed to control our Company. Leveret and Messrs. Georgiopoulos and Tavlarios may serve their own interests, which may not be aligned with the interests of other shareholders when voting in favor of our board of directors, including its nominees, or in accordance with our board's recommendations on all matters proposed for a vote or consent of our shareholders.

Neither our Company nor our shareholders will be able to enforce the Framework Agreement

The Framework Agreement between AMPNInvest and Leveret does not name any third-party beneficiaries. Leveret and Messrs. Georgiopoulos and John Tavlarios, as successors to AMPNInvest, are free to mutually terminate the Framework Agreement at any time. Upon termination, Leveret and Messrs. Georgiopoulos and Tavlarios will be free to vote for nominees not approved by our board of directors and on matters proposed for a vote or consent of the shareholders in a manner not recommended by our board. Alternatively, if either party breaches the Framework Agreement, our Company and its shareholders will not be able to enforce the Framework Agreement. We refer you to the discussion in the section of this report entitled "Directors, Senior Management and Employees—Framework Agreement" for a description of the Framework Agreement. In addition, Leveret and Messrs. Georgiopoulos and Tavlarios, who together own approximately 33.3% of our outstanding common shares, are obligated to vote in favor of our board of directors, including its nominees, and in accordance with our board's recommendations on all matters proposed for a vote or consent of our shareholders even if a majority of the other shareholders vote otherwise.

Mr. Melisanidis may continue to be able to exercise effective control over our Company and may have conflicts of interest with our other shareholders

Leveret, a company controlled by Mr. Melisanidis, together with Mr. Melisanidis, own 20.9% of our outstanding common shares. For so long as Leveret is controlled by Mr. Melisanidis and owns a significant percentage of our outstanding common shares, Mr. Melisanidis may be able to exercise effective control over us and will be able to strongly influence the outcome of shareholder votes on other matters, including the adoption or amendment of provisions in our articles of incorporation or bylaws and approval of possible mergers, amalgamations, control transactions and other significant corporate transactions. This concentration of ownership may have the effect of delaying, deferring or preventing a change in control, merger, amalgamations, consolidation, takeover or other business combination. This concentration of ownership could also discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, which could in turn have an adverse effect on the market price of our common shares.

Mr. Melisanidis, by himself or through Leveret, may not necessarily act in accordance with the best interests of other shareholders. Moreover, Mr. Melisanidis and members of Mr. Melisanidis' family hold significant interest in our related companies. For further discussion, please refer to the section of this report entitled "Major Shareholders and Related Party Transactions." The interests of Mr. Melisanidis may not coincide with the interests of other holders of our common stock. To the extent that conflicts of interests may arise, Mr. Melisanidis, through Leveret, may vote in a manner adverse to us or to you or other holders of our securities.

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

We are incorporated in the Marshall Islands, which does not have a well-developed body of corporate law and shareholders may have difficulty protecting their interests

Our corporate affairs are governed by our articles of incorporation and bylaws and by the Marshall Islands Business Corporations Act, or the BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the law of the Republic of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in the United States. The rights of shareholders of companies incorporated in the Marshall Islands may differ from the rights of shareholders of companies incorporated in the United States. The BCA provides that it is to be interpreted according to the laws of the State of Delaware and other states with substantially similar legislative provisions. However, there have been few, if any, court cases interpreting the BCA in the Marshall Islands and Marshall Islands courts may not reach the same conclusions as United States courts. Thus, you may have more difficulty protecting your interests in the face of actions by the management, directors or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction which has developed a relatively more substantial body of case law.

Risk Factors Relating to Our Industry

Adverse economic conditions in the shipping industry may reduce the demand for our products and services and negatively affect our results of operations and financial condition

Our business is focused on the physical supply and marketing of refined marine fuel and marine lubricants to the shipping industry. The shipping industry has been materially adversely affected by current economic conditions which may have an adverse effect on our customers, which may reduce the demand for our products and services and negatively affect our results of operations and financial condition.

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

Changes in the market price of petroleum may increase our credit losses, reduce our liquidity and decrease our profitability

Unanticipated changes in the price of oil and gas may negatively affect our business. A rapid decline in fuel prices could decrease our profitability because if we were to purchase inventory when fuel prices are high without having a corresponding sales contract in place, we may not be able to resell it at a profit. Conversely, increases in fuel prices can adversely affect our customers' businesses, and consequently increase our credit losses. Increases in fuel prices could also affect the credit limits extended to us by our suppliers and our working capital requirements, potentially affecting our liquidity and profitability. In addition, increases in oil prices will make it more difficult for our customers to operate and could reduce demand for our services.

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

Compliance with applicable laws, regulations and standards, may require us to make additional capital expenditures for the installation of costly equipment or operational changes and may affect the resale value or useful lives of our vessels. In order to satisfy these requirements, we may, from time to time, be required to take our vessels out of service for extended periods of time, with corresponding losses of revenues. We may also incur additional costs in order to comply with other existing and future regulatory obligations, including costs relating to air emissions, maintenance and inspection, development and implementation of emergency procedures and insurance coverage or other financial assurance of our ability to address pollution incidents. These costs could reduce our results of operations and cash flows and weaken our financial condition. Also, in the future, market conditions may not justify these expenditures or enable us to operate some or all of our vessels profitably during the remainder of their economic lives.

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

Our share price may continue to be highly volatile, which could lead to a further loss of all or part of an investor's investment

Over the last year, the stock market has experienced extreme price and volume fluctuations. This volatility has often been unrelated to the operating performance of particular companies. The market price of our common shares fluctuated substantially during 2010, with a low of $8.72 and a high of $35.05. If the volatility in the market continues or worsens, it could have a further adverse affect on the market price of our common shares, regardless of our operating performance.

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

A.           History and Development of the Company

Aegean Marine Petroleum Network Inc. is a Marshall Islands holding company incorporated on June 6, 2005 under the Marshall Islands Business Corporations Act, or the BCA.  On September 29, 2005, Leveret International Inc., our then sole shareholder, contributed direct and indirect ownership of companies that conduct our business operations.  Prior to our initial public offering we had 28,035,000 shares of our common stock outstanding. On December 13, 2006, we consummated our initial public offering of additional 14,375,000 shares of our common stock, which we refer to as the initial public offering.  On January 27, 2010, we completed a public offering of an additional 4,491,900 shares of our common stock. On May 19, 2010, we acquired from Leveret in a private transaction 1,000,000 shares of our common stock.

We maintain our principal marketing and operating offices at 10, Akti Kondili, Piraeus 185 45 Athens, Greece. Our telephone number at that address is 011 30 (210) 458-6200. We also have an executive office to oversee our financial and other reporting functions in New York City at 299 Park Avenue, New York, New York 10171.  Our telephone number at that address is (212) 763-5665.

B.           Business Overview

We are an independent physical supplier and marketer of refined marine fuel and lubricants.  We procure marine fuel from refineries, major oil producers, and resell to a diversified customer base, representing all segments of the shipping industry, including tankers, container ships, drybulk carriers, cruise ships, reefers, LNG/LPG, car carriers, ferries, and marine fuel traders and brokers.  We serve the following markets: Greece, Gibraltar, the United Arab Emirates, Jamaica, Singapore, Northern Europe, Antwerp-Rotterdam-Amsterdam (ARA) Portland (U.K.), West Africa, Vancouver, Montreal, Mexico, Trinidad and Tobago, Las Palmas and Morocco. We are one of the largest owners and operators of bunkering vessels.  As of April 4, 2011, we own a fleet of 63 vessels, 54 of which are double-hull.

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

We intend to continue expanding our business and marine fuel delivery capabilities. In January 2008 and April 2008, we commenced operations in West Africa and in the United Kingdom, respectively.  In July 2008, we acquired Canada-based marketer and physical supplier, ICS Petroleum, with operations in Vancouver, Montreal, and Mexico, and in June 2009, we commenced our physical operations in Trinidad and Tobago. In August 2009, we also commenced operations in Tanger-Med, Morocco. In January 2010, we entered into an agreement with companies owned and controlled by members of Mr. Melisanidis' family, for the purchase of property in Jamaica, to be used as a land-based storage facility. In April 1, 2010, we acquired Verbeke Bunkering N.V., or Verbeke Bunkering, a leading physical supplier of marine fuel in the Antwerp-Rotterdam-Amsterdam, or ARA, region. Also in April 2010, we announced our plans to construct a new land- based storage facility in the United Arab Emirates. In July 2010 we commenced our physical operations in the Shell Las Palmas terminal in the Canary Islands and in March 2011, we commenced physical supply operations in Cape Verde, upon entering into a strategic co-operation with Enacol, an energy company based in Cape Verde.  We plan to establish new service centers in other selected locations around the world during the next several years and to pursue acquisition opportunities as a means of expanding our service.

As we increase our global presence, we plan to expand our fleet by at least five newbuilding double hull bunkering tankers, for which we have firm orders, which are scheduled to be delivered to us in 2011 and may purchase additional secondhand vessels in the future.

In certain markets, we have deployed floating storage facilities which enable us to maintain more efficient refueling operations, have more reliable access to a supply of bunker fuel, and deliver a higher quality service to our customers. We own three double hull Panamax tankers, Fos II, Ouranos and Aeolos with an average cargo-carrying capacity of approximately 73,000 dwt which we use as floating storage facilities in Ghana, the United Arab Emirates and Gibraltar. We also own one double hull Aframax tanker, Leader, with a cargo-carrying capacity of approximately 84,000 dwt, which we have positioned in United Arab Emirates. During 2010, we acquired a barge, the Mediterranean, with a cargo-carrying capacity of approximately 19,900 dwt, which operates as a floating storage facility in Greece, and a single hull bunkering barge, Tapuit, with a cargo-carrying capacity of approximately 2,500 dwt, which we use as floating storage facility in the ARA region. The Company operates also land-based storage facilities in Portland (U.K.) and Las Palmas (Canary Islands). In the United Kingdom, we store our marine fuel in land-based storage tanks with 40,000 metric tons capacity and in the Canary Islands, we store our marine fuel in seven land-based storage tanks with an aggregate of 63,000 metric tons capacity. We also plan to construct new land-based storage facilities in the United Arab Emirates and Jamaica, and we expect to commence operations in these locations over the next 18 to 24 months.

On April 1, 2010, we completed the acquisition of the bunkering business of the Verbeke Shipping N.V. or the Verbeke Bunkering Business, including Verbeke Bunkering N.V., or Verbeke Bunkering. The aggregate purchase price for the Verbeke Bunkering Business was approximately $59.2 million (Euro 43.9 million), out of which approximately $13.5 million was attributable to reimbursement of working capital. Verbeke Bunkeing is a leading physical supplier of marine fuel in the ARA region, including the surrounding ports of Ghent, Zeebruges, Flushing, Terneuzen and Sluiskil. The ARA region is the second-largest bunkering market in the world, with over 20 million metric tons of marine fuel supplied annually. The Verbeke business operates a fleet of eighteen bunkering barges, of which eight are double hull, and provides marine fuel delivery services in port to a diverse group of ship operators as well as marine fuel traders, brokers and other users.

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

Our Service Centers

Greece

We currently service our customers through our related company, Aegean Oil, in Piraeus, Patras, and other parts of Greece. Aegean Oil has a license, which we, as a non-Greek company, are not qualified to obtain, to operate as a physical supplier of refined marine petroleum products in Greece. We currently operate nine double hull tankers and two single hull bunkering tankers, including a single hull special purpose vessel, in Greece.

We purchase our fuel from Hellenic Refinery (ELPE) and Motor Oil Hellas. We store fuel in our floating storage facility, the double hull barge Mediterranean. We compete here against at least seven other physical suppliers: Eko-Elda Abee., Sekavin S.A., Seka S.A., Jet Oil S.A., Eteka S.A., and Gallon Oil S.A.

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

Gibraltar

We possess a license issued by the Bunkering Superintendent of the Port of Gibraltar to act as a physical supplier of marine petroleum products in Gibraltar. We currently operate four double hull bunkering tankers and have positioned one floating storage facility in Gibraltar.

We purchase our fuel in Gibraltar from a variety of different suppliers including Repsol S.A. and Lia Oil S.A. We store our fuel in our floating storage facility, the double hull Panamax tanker, Aeolos. We currently compete here against four other physical suppliers, CESPA (Gibraltar) Ltd., Vemaoil Company Ltd., Bominflot of Gibraltar Ltd., and Peninsula Petroleum Ltd.

We support our bunkering operations from our office in Gibraltar, which we lease.

United Arab Emirates

We possess a license issued by Sharjah Economic Development Department to act as a physical supplier of marine petroleum products in the port area of Fujairah. We currently operate six double hull bunkering tankers and have also positioned two floating storage facilities in the United Arab Emirates.

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

In April 2010, we agreed to assume from a related party, controlled by members of Mr. Melisanidis' family, a 25-year terminal lease agreement, which includes an option for an additional 25 years, with Municipality of Fujaraih, the United Arab Emirates, where we plan to construct a land-based storage facility. We expect to complete the construction of the new facility within the next 18 to 24 months.

Jamaica

We are authorized by the Port Authority of Jamaica to act as a physical supplier of marine petroleum products in Jamaica. We service our customers in the ports of Kingston, Montego Bay and Ocho Rios, Jamaica, and may elect to service our customers in other locations in Jamaica. We operate three double hull tankers and one single hull bunkering tanker in Jamaica.

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

On January 14, 2010, we entered into an agreement with companies owned and controlled by members of Mr. Melisanidis' family, for the purchase of property in Jamaica, to be used as a land-based storage facility. The purchase price for the property was $9.8 million, which was determined by disinterested members of our board of directors to be no greater than it would have been with a third party on an arm's length basis at the time we entered into the memorandum of agreement. The closing of the transaction is subject to a number of conditions precedent, including that we shall have secured the necessary financing. We expect that the Jamaican property will require capital expenditures in the next few years between $15.0 and $20.0 million. We expect to commence operations in Jamaica over the next 18 to 24 months.

Singapore

We possess a license issued by the Maritime and Port Authority of Singapore to act as a physical supplier of marine petroleum products in the port of Singapore. We currently operate seven double hull bunkering tankers in Singapore.

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

Northern Europe (ARA region)

We possess a license issued by the Belgian Federal Ministry of Finance to trade and supply marine petroleum products offshore and in ports. Through our subsidiary, Aegean Bunkers at Sea, we deliver fuel offshore and service over 45 ports located throughout Northern Europe, including the North and Irish Sea, the French Atlantic, the English Channel and St. George Channel. Aegean Bunkers at Sea operates three double hull bunkering tankers in Northern Europe. Following our acquisition of the Verbeke Bunkering Business, we also service the ports of Antwerp, Rotterdam and Amsterdam and also the surrounding ports of Ghent, Zeebruges, Flushing, Terneuzen and Sluiskil, Moerdijk and Ijmuiden. Through our Verbeke Bunkering Business, we currently operate 17 bunkering tankers, of which eight are double hull and nine are single hull bunkering tankers, and have positioned one single hull floating storage facility in the ARA region.

We purchase our fuel in Northern Europe from a variety of different suppliers. When we conduct our operations in ports, we compete here against other physical suppliers, including Chemoil Europe BV, BP, Total, and ExxonMobil.

We support our bunkering operations in Northern Europe from our office near Antwerp.

West Africa

We possess a license from Ghana's National Petroleum Authority to act as a physical supplier of marine petroleum products both off the coast and in the ports of Ghana. We commenced physical supply operation in January 2008. We operate three double hull bunkering tankers in West Africa.

We purchase our fuel in West Africa from a variety of different suppliers, including Traffigura Ltd. and OVLAS Trading S.A., and store it in our floating storage facility, the double hull Panamax tanker, Fos II.  We compete here against other physical suppliers, including OW Bunkering, Addax Bunkering Services, Stena Oil, S.K. Shipping e.t.c.

We support our bunkering operations from our office in Tema, Ghana, which we lease.

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

We purchase our fuel in the United Kingdom from a variety of different suppliers, including Total and Statoil. We compete here against other physical suppliers in other ports, including WFS (Falmouth).

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

We purchase our fuel in Trinidad and Tobago from a major supplier, Petrotrin. We compete here against other physical supplier, including Ventrin.

We support our bunkering operations here from our office in Port of Spain, which we lease.

Morocco

We possess a license issued by the Agence Spéciale Tanger-Mediterranée, or the TMSA, to act as a physical supplier of marine petroleum products off the coast of Morocco and in the port of Tanger Med. We currently operate three double hull bunkering tankers in Morocco.

We source our fuel in Morocco through our service center in Gibraltar.  We were selected by Horizon Tangiers Terminal S.A., a special purpose consortium, as the exclusive bunkering company for the new port in Tanger Med, which is expected to be completed in 2011. The duration of this appointment is 25 years.

We currently support our bunkering operations here from our office in Gibraltar, which we lease.

Las Palmas

In June 2010, we acquired the assets and operations of the Shell Las Palmas terminal in the Canary Islands. The Shell Las Palmas terminal occupies an area of approximately 20,000 square meters, providing bunkering services for a diverse group of ship operators primarily along major trans-Atlantic seaborne trade routes. The terminal includes a lubricants plant, dedicated land-based storage facilities with approximately 63,000 metric tons capacity as well as on-site blending facilities to mix all grades of fuel oils and distillates.

We posses a license issued by the Canary Islands Ministry of Development to act as a physical supplier of marine petroleum products offshore and in the ports of Las Palmas. We currently operate two double hull bunkering tankers in Las Palmas.

We purchase our fuel from a variety of different suppliers, including Repsol S.A., Lia Oil S.A., and Traffigura Ltd. We mainly compete here against CEPSA, which is a physical supplier.

We support our operations from our office in Las Palmas, which we lease.

Cape Verde
In March 2011, we announced our plans to commence physical supply operations in Cape Verde, an archipelago of ten islands located off the coast of West Africa, upon entering to a strategic co-operation with Enacol, a local energy company. Under the terms of the agreement with Enacol, we provide bunkering services from the port of Mindelo on the island of Sao Vicente and offshore. Enacol is responsible for providing fuel storage services. We currently deploy one double-hull bunkering tanker to Cape Verde.

We support our operations from our office in Mindelo, Sao Vicente which we lease.

Sales and Marketing

Most of our marketing, sales, ship-management and other related functions are performed at our main offices in Piraeus, Greece. We also market products and services from our offices in New York City and Singapore. Following our acquisition of ICS Petroleum on July 1, 2008 and of Verbeke Bunkering Business on April 1, 2010, we market products and services to Canadian and Mexican markets from our offices in Vancouver and Montreal, Canada and to A.R.A. region from our office in Antwerp, Belgium. Our sales force interacts with our established customers and markets our fuel sales and services to large commercial shipping companies and foreign governments. We believe our level of customer service, years of experience in the industry, and reputation for reliability are significant factors in retaining our customers and attracting new customers. Our sales and marketing approach is designed to create awareness of the benefits and advantages of our fuel sales and services. We are active in industry trade shows and other available public forums.

Administrative Offices

Cyprus

We maintain an administrative office in Cyprus, which we lease. Our office in Cyprus is responsible for, among other things, certain invoicing functions of our principal operating subsidiary, AMP.

New York City

We maintain an executive office in New York City to oversee our financial and other reporting functions.

Customers

We market marine fuel and related services to a broad and diversified base of customers. During the years ended December 31, 2008, 2009, and 2010, none of our customers accounted for more than 10% of our total revenues.  Our customers serviced during the past three years, include Greek-owned commercial shipping companies such as Blue Star Ferries, Neptune Line Shipping and ENESEL S.A., other international shipping companies such as A.P. Moller, Royal Caribbean Cruises Ltd. and General Maritime Corporation marine fuel traders and brokers such as World Fuel Services Corporation and oil majors, such as Exxon Mobil Corporation.

Suppliers

We purchase our marine fuel and lubricants from refineries, oil majors or other select suppliers around the world. In the year ended December 31, 2010, we purchased marine petroleum products of approximately $303.6 million, or approximately 6% of our total purchases of marine petroleum products from our related company, Aegean Oil. The majority of our purchases of marine petroleum products during the year ended December 31, 2010, were made from unrelated third-party suppliers and totaled $4,420.1 million, or approximately 94% of our total purchases of marine petroleum products.  Our cost of fuel is generally tied to spot pricing, market-based formulas or is governmentally controlled. We are usually extended trade credit from our suppliers for our fuel purchases, which are generally required to be secured by standby letters of credit or letters of guarantee.

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

A variety of governments, quasi-governmental and private organizations subject our tankers to both scheduled and unscheduled inspections.  These organizations include the local port authorities, national authorities, harbor masters or equivalent, classification societies, flag state and charterers, particularly terminal operators and oil companies.  Some of these entities require us to obtain permits, licenses and certificates and approvals for the operation of our tankers and marine fuel facilities.  Our failure to maintain necessary permits, licenses, certificates or approvals could require us to incur substantial costs or temporarily suspend operation of our marine fuel terminal or one or more of the vessels in our fleet.

We believe that the heightened levels of environmental and quality concerns among insurance underwriters, regulators and charterers have led to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the industry.  Increasing environmental concerns have created a demand for tankers that conform to the stricter environmental standards.  We are required to maintain operating standards for all of our vessels emphasizing operational safety, quality maintenance, continuous training of our officers and crews and compliance with applicable local, national and international environmental laws and regulations.  We believe that the operation of our vessels will be in substantial compliance with applicable environmental laws and regulations and that our vessels have all material permits, licenses, certificates or other authorizations necessary for the conduct of our operations; however changes in such laws and regulations, such as the 2010 Deepwater Horizon oil spill or future serious marine incidents, may impact our resalve value or useful lives of our tankers.  In addition, a future serious marine incident that results in significant oil pollution or otherwise causes significant adverse environmental impact could result in additional legislation or regulation that could negatively affect our profitability.

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
Category 1—oil tankers of 20,000 dwt and above carrying crude oil, fuel oil, heavy diesel oil or lubricating oil as cargo, and of 30,000 dwt and above carrying other oils, which do not comply with the requirements for protectively located segregated ballast tanks.
April 5, 2005 for ships delivered on April 5, 1982 or earlier; or 2005 for ships delivered after April 5, 1982

Category 2—oil tankers of 20,000 dwt and above carrying crude oil, fuel oil, heavy diesel oil or lubricating oil as cargo, and of 30,000 dwt and above carrying other oils, which do comply with the protectively located segregated ballast tank requirements
and
Category 3—oil tankers of 5,000 dwt and above but less than the tonnage specified for Category 1 and 2 tankers

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

Air Emissions

In September 1997, the IMO adopted Annex VI to the MARPOL Convention to address air pollution from ships.  Effective May 2005, Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from all commercial vessel exhausts and prohibits deliberate emissions of ozone depleting substances (such as chlorofluorocarbons), emissions of volatile organic compounds from cargo tanks, and the shipboard incineration of specific substances.  Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions.  We believe that all our vessels are currently compliant in all material respects with these regulations.  Additional or new conventions, laws and regulations may be adopted that could require the installation of expensive emission control systems and that could adversely affect our business, cash flows, results of operations and financial condition.

In October 2008, the Marine Environment Protection Committee, or MEPC, of the IMO approved amendments to Annex VI regarding particulate matter, nitrogen oxide and sulfur oxide emissions standards. These amendments entered into force in July 2010. They seek to reduce air pollution from vessels by establishing a series of progressive standards to further limit the sulfur content in fuel oil, which would be phased in from 2012 to 2020, and by establishing new tiers of nitrogen oxide emission standards for new marine diesel engines, depending on their date of installation, and we may incur costs to comply with these revised standards.

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

Oil Pollution Liability

Many countries have ratified and follow the liability plan adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage of 1969, as amended in 2000, or the CLC. Under this convention and depending on whether the country in which the damage results is a party to the CLC, a vessel's registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain affirmative defenses. The limits on liability outlined in the 1992 Protocol use the International Monetary Fund currency unit of Special Drawing Rights, or SDR. Under an amendment to the 1992 Protocol that became effective on November 1, 2003 for vessels of 5,000 to 140,000 gross tons (a unit of measurement for the total enclosed spaces within a vessel), liability will be limited to approximately 4.51 million SDR plus 631 SDR for each additional gross ton over 5,000. For vessels over 140,000 gross tons, liability will be limited to 89.77 million SDR. The exchange rate between SDRs and U.S. dollars was 0.630635 SDR per U.S. dollar on March 18, 2011. The right to limit liability is forfeited under the CLC where the spill is caused by the owner's actual fault and under the 1992 Protocol where the spill is caused by the owner's intentional or reckless conduct. Vessels trading to states that are parties to these conventions must provide evidence of insurance covering the liability of the owner. In jurisdictions where the CLC has not been adopted various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to that of the CLC. We believe that our insurance will cover the liability under the plan adopted by the IMO.

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

Greenhouse Gas Regulation

In February 2005, the Kyoto Protocol to the United Nations Framework Convention on Climate Change, or UNFCCC, which we refer to as the Kyoto Protocol, entered into force. Pursuant to the Kyoto Protocol, adopting countries are required to implement national programs to reduce emissions of certain gases, generally referred to as greenhouse gases, which are suspected of contributing to global warming. Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol. However, international negotiations are continuing with respect to a successor to the Kyoto Protocol, which sets emission reduction targets through 2012, and restrictions on shipping emissions may be included in any new treaty. In December 2009, more than 27 nations, including the United States and China, signed the Copenhagen Accord, which includes a non-binding commitment to reduce greenhouse gas emissions. The European Union has indicated that it intends to propose an expansion of the existing European Union emissions trading scheme to include emissions of greenhouse gases from vessels, if such emissions are not regulated through the IMO or the UNFCCC by December 31, 2010, which has not yet occurred. In addition, the IMO is evaluating various mandatory measures to reduce greenhouse gas emissions from international shipping, including market-based instruments.  Any passage of climate control legislation or other regulatory initiatives by the EU, IMO or other countries where we operate that restrict emissions of greenhouse gases could require us to make significant financial expenditures.

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

In January 2010, a former director of our Ghanaian subsidiary and a company controlled by him, commenced an action in Ghana against two of our subsidiaries for alleged wrongful termination of such director's directorship and deprivation of an opportunity to hold 70% shares in an oil trading company and 30% shares in a shipping agency allegedly agreed to be formed by the parties. The plaintiffs are seeking a payment of approximately $7 million and damages for breach of trust, extreme mental anguish, pain and suffering, and loss of earnings.  We believe that the plaintiff's claims are unwarranted and that the outcome of this litigation will have no material effect on the Company.

In February 2011, we were named as a defendant in a putative securities class action lawsuit filed in the United States District Court for the Southern District of New York on behalf of purchasers of our common stock during the period between January 4, 2010 and February 3, 2011, or the class period. Messrs. Georgiopoulos, Nikolas Tavlarios and Gianniotis, the Chairman of our board of directors, our President and our Chief Financial Officer, respectively, are also named as individual defendants in this lawsuit. The complaint asserts claims under the Securities Exchange Act of 1934, as amended, and alleges, among other things, that we misrepresented and failed to disclose material adverse facts related to our financial condition, business and prospects during the class period. The complaint contents that the actions of the defendants caused purchasers of our common stock during the class period to pay inflated prices for their shares and seeks an unspecified amount in damages to compensate those purchasers for losses on their shares that they allegedly incurred. We believe this lawsuit is without merit and intend to defend the action as vigorously as possible.

In March 2011, we were named as a nominal defendant in a shareholder derivative action filed in the United States District Court for the Southern District of New York.  The suit was brought against the members of our board of directors seeking to remedy directors' alleged breaches of fiduciary duties.  The complaint asserts claims under the Marshall Islands Business Corporations Act, and alleges, among other things, that the directors failed to cause us to disclose material adverse facts related to our financial condition, business and prospects. The complaint contents that the actions of the defendants caused us to incur unspecified amount of damages and seeks that defendants compensate us for those damages. We believe this lawsuit is without merit.

C.           Organizational Structure

Aegean Marine Petroleum Network Inc. is a Marshall Islands holding company and we transact our bunkering business primarily through Aegean Marine Petroleum S.A., or AMP, a wholly-owned subsidiary incorporated in Liberia and operate our service centers through Aegean Bunkering Gibraltar Ltd., Aegean Bunkering Jamaica Ltd., Aegean Bunkering (Singapore) Pte. Ltd., Aegean Bunkering (Ghana) Limited, Aegean Bunkers at Sea NV, Verbeke Bunkering N.V., ICS Petroleum Ltd., Portland Bunkers International Limited, Aegean Bunkering Combustibles Las Palmas S.A., Aegean Bunkering (Morocco) SRL and Aegean Bunkering Trinidad Ltd, separate wholly-owned subsidiaries incorporated in Gibraltar, Jamaica, Singapore, Ghana, Belgium, British Columbia (Canada) and under the laws of England and Wales, Canary Islands, Morocco and Trinidad and Tobago respectively, and Aegean Marine Petroleum LLC, a controlled subsidiary incorporated in the United Arab Emirates, which is 51% owned by a local nominee. We provide the management of our bunkering tankers through Aegean Bunkering Services Inc., or ABS, a wholly-owned subsidiary incorporated in the Marshall Islands, and Aegean Management Services M.C., a wholly owned-subsidiary incorporated in Greece. We provide the marketing and administrative services for our operations through Aegean Oil (USA), LLC and AMPN USA, LLC, our wholly-owned subsidiaries formed in Delaware, the U.S, and I.C.S. Petroleum (Montreal) Ltd., our wholly-owned subsidiary incorporated in Canada. We hold certain of our subsidiaries through Aegean Holdings S.A. and Aegean Investments S.A., our wholly-owned subsidiaries incorporated in the Marshall Islands, and hold our vessel-owning subsidiaries through Aegean Shipholdings Inc., a wholly-owned subsidiary incorporated in the Marshall Islands. Our wholly-owned subsidiaries AMPNI Investments Ltd and AMPNI Holdings Ltd, incorporated in Cyprus, hold our acquisitions performed during 2010 in Belgium and Las Palmas.

Currently, we own our vessels through separate wholly-owned subsidiaries listed in the following table:

Vessel-owning Subsidiary	Country of Incorporation	Vessel Name or Hull Number
Aegean Rose Maritime Company	Greece	Aegean Rose
Aegean Daisy Maritime Company	Greece	Aegean Daisy
Clyde I Shipping Corp.	Marshall Islands	Aegean Tulip
Aegean Tiffany Maritime Company	Greece	Aegean Tiffany
Aegean Breeze Maritime Company	Greece	Aegean Breeze I
Aegean X Maritime Inc.	Marshall Islands	Aegean X
Aegean Marine Petroleum LLC1	United Arab Emirates	Aegean Flower
Victory Sea Shipping S. A.	Liberia	Aeolos
Aegean Gas Maritime Company	Greece	Mediterranean
Mare Vision S.A.	Marshall Islands	Aegean XI
Milos I Maritime Inc.	Marshall Islands	Hope
Sea Breezer Marine S.A.	Marshall Islands	Aegean Princess
Milos Shipping (Pte.) Ltd.	Singapore	Milos
Vera Navigation S.A.	Liberia	Vera
Ouranos Tanking S.A.	Liberia	Ouranos
Pontos Navigation Inc.	Marshall Islands	Leader
Aegean Bunkers at Sea NV	Belgium	Sara
Aegean Tanking S.A.	Liberia	Fos II
Serifos Shipping (Pte.) Ltd.	Singapore	Serifos
Kithnos Maritime Inc.	Marshall Islands	Kithnos
Amorgos Maritime Inc.	Marshall Islands	Amorgos
Kimolos Shipping (Pte.) Ltd.	Singapore	Kimolos

1 Aegean Marine Petroleum LLC is a controlled subsidiary which is 51% owned by a local nominee.

Vessel-owning Subsidiary	Country of Incorporation	Vessel Name or Hull Number
Syros I Maritime Inc.	Marshall Islands	Syros
Mykonos I Maritime Inc.	Marshall Islands	Mykonos
Santorini I Maritime Inc.	Marshall Islands	Santorini
Paros Shipping (Pte.) Ltd.	Singapore	Paros
Naxos Shipping (Pte.) Ltd.	Singapore	Naxos
Eton Marine Ltd.	Liberia	Patmos
Tasman Seaways Inc.	Liberia	Kalymnos
ICS Petroleum Ltd.	British Columbia (Canada)	PT36
West Coast Fuel Transport Ltd.	British Columbia (Canada)	PT25
Aegean Maistros Maritime Company	Greece	Aegean Orion
Aegean Ship III Maritime Company	Greece	Aegean III
Aegean Ship VIII Maritime Company	Greece	Aegean VIII
Aegean Ship XII Maritime Company	Greece	Aegean XII
Aegean Ace Maritime Company	Greece	Aegean Ace
Paxoi Marine S.A.	Liberia	Paxoi
Kerkyra Marine S.A.	Liberia	Kerkyra
Ithaki Shipping (Pte) Ltd.	Singapore	Ithaki
Cephallonia Marine S.A.	Liberia	Kefalonia
PT22 Shipping Co. Ltd.	British Columbia (Canada)	PT22
Silver Sea Shipping S.A.	Liberia	Aegean Star
AMP Maritime S.A.	Liberia	Aegean Champion
Zakynthos Marine S.A.	Liberia	Zakynthos
Andros Marine Inc.	Liberia	Andros
Lefkas Shipping (Pte) Ltd.	Singapore	Lefkas
Dilos Marine Inc.	Liberia	Dilos
Ios Marine Inc.	Liberia	Ios
Kythira Marine S.A.	Liberia	Kythira
Benmore Services S.A.	Liberia	Nisyros
Ingram Enterprises Co.	Liberia	Karpathos
Santon Limited	Liberia	Leros
Kassos Navigation S.A.	Liberia	Kassos
Aegean Barges	Belgium	Colorado
Aegean Barges	Belgium	Elbe
Aegean Barges	Belgium	Ellen
Aegean Barges	Belgium	Blender
Verbeke Bunkering	Belgium	Willem SR(2)
Verbeke Bunkering	Belgium	Vigo
Verbeke Bunkering	Belgium	Steidamm
Jadaco	Belgium	Tapuit
Blatoma	Belgium	Texas

Vessel-owning Subsidiary	Country of Incorporation	Vessel Name or Hull Number
Seatra BVBA(3)	Belgium	NB 1166
Sifnos Marine Inc.	Liberia	DN-3800-14
Tinos Marine Inc.	Liberia	DN-3800-15
Tilos Shipping (Pte) Ltd	Singapore	Tilos
Halki Navigation S.A.	Liberia	QHS 227
Symi Navigation S.A.	Liberia	QHS 228

(2) 10% ownership interest.

(3) 50% ownership interest.

D.	Property, Plant and Equipment

Real Property

The following table presents certain information on our leased and owned properties as of April 4, 2011.  We consider our properties to be suitable and adequate for our present needs.

Location	Principal Use	Leased or Owned	Lease Expiration Date
Piraeus, Greece	Business coordination center and ship-management office	Leased	March 2023
Portland, the United Kingdom	Administrative and operations office and storage facility	Leased	October 2032
Fujairah, the United Arab Emirates	Administrative and operations office	Leased	December 2011
Khor Fakkan, the United Arab Emirates	Administrative and operations office	Leased	December 2011
Gibraltar	Administrative and operations office	Leased	April 2040
Kingston, Jamaica	Administrative office and land storage facility	Owned	-
Singapore	Administrative and operations office	Leased	September 2013
Antwerp, Belgium	Administrative and operations office	Owned	-
Edgewater, New Jersey	Sales and marketing office	Owned	-
New York City, New York	Administrative office	Leased	April 2011
Nicosia, Cyprus	Administrative office	Leased	May 2011
Vancouver, Canada	Administrative and operations office	Leased	February 2016
Montreal, Canada	Sales and marketing office	Leased	January 2012
Tema, Ghana	Administrative and operations office	Leased	December 2012
Port of Spain, Trinidad	Administrative and operations office	Leased	March 2012
Las Palmas, Canary Islands	Administrative and operations office and storage facility	Leased	December 2027
Tangiers, Morocco	Storage Facility	Leased	July 2036*
Fujairah, the United Arab Emirates	Storage Facility	Leased	July 2036*
Sao Vicente, Cape Verde	Administrative and operations office	Leased	March 2012

* Lease expiration date is estimated based on the expected commencement date of the lease agreement.

Fleet

The following table lists our fleet of owned vessels as of April 4, 2011:

Name	Double Hull	Flag	Build	Dwt
Bunkering Tankers:
Tilos	Yes	Singapore	2011	6,263
Dilos	Yes	Liberia	2010	4,593
Ios	Yes	Liberia	2010	4,620
Kythira	Yes	Liberia	2010	6,314
Nisyros	Yes	Liberia	2010	6,312
Karpathos	Yes	Liberia	2010	6,247
Leros	Yes	Liberia	2010	6,311
Kassos	Yes	Liberia	2010	6,256
Lefkas	Yes	Singapore	2010	6,321
Andros	Yes	Liberia	2010	4,605
Zakynthos	Yes	Liberia	2010	6,303
Kerkyra	Yes	Liberia	2009	6,290
Paxoi	Yes	Liberia	2009	6,310
Kalymnos	Yes	Liberia	2009	6,283
Kefalonia	Yes	Liberia	2009	6,272
Ithaki	Yes	Singapore	2009	6,272
Syros	Yes	Liberia	2008	4,596
Patmos	Yes	Liberia	2008	6,262
Naxos	Yes	Singapore	2009	4,626
Paros	Yes	Singapore	2008	4,629
Mykonos	Yes	Liberia	2008	4,626
Santorini	Yes	Liberia	2008	4,629
Kimolos	Yes	Singapore	2008	4,664
Kithnos	Yes	Liberia	2007	4,626
Amorgos	Yes	Liberia	2007	4,664
Serifos	Yes	Singapore	2007	4,664
Milos	Yes	Singapore	2007	4,626
Aegean Tiffany	Yes	Greece	2004	2,747
Aegean Breeze I	Yes	Greece	2004	2,747
Aegean Flower	Yes	United Arab Emirates	2001	6,523
Aegean Tulip	Yes	Liberia	1993	4,853
Aegean Ace	Yes	Greece	1992	1,615
Aegean Princess	Yes	Liberia	1991	7,030
Aegean Champion	Yes	Liberia	1991	23,400
Sara	Yes	Malta	1990	7,389
Aegean III	Yes	Greece	1990	2,973
Aegean VIII	Yes	Greece	1990	2,973
Aegean Rose	Yes	Greece	1988	4,935
Aegean Daisy	Yes	Greece	1988	4,935

Name	Double Hull	Flag	Build	Dwt
Vera	No	Liberia	1985	3,720
Aegean XII	No	Greece	1979	3,680
Aegean XI	Yes	Liberia	1984	11,050
Aegean X	Yes	Panama	1982	6,400
Hope II	Yes	Liberia	1980	10,597
Aegean Star	Yes	Liberia	1980	11,520

In-Land Waterway Bunkering Tankers:
Colorado	Yes	Belgium	2004	5,088
Elbe	No	Belgium	1962	542
Ellen	No	Belgium	1971	1,439
Star Blender	No	Belgium	1963	736
Willem Sr.	Yes	Belgium	2006	3,180
Vigo	Yes	Belgium	1971	1,319
Steidamm	No	Belgium	1972	1,634
Texas	Yes	Belgium	2003	4,165

Bunkering Barges
PT22	Yes	Canada	2001	2,315
PT36	No	Canada	1980	3,730
PT25	No	Canada	1988	2,560

Special Purpose Vessel
Aegean Orion	No	Greek	1991	550

Floating Storage Facilities
Mediterranean	Yes	Greek	1982	19,894
Aeolos	Yes	Liberia	1990	84,040
Leader	Yes	Panama	1985	83,890
Ouranos	Yes	Liberia	1983	67,980
Fos II	Yes	Liberia	1981	67,980
Tapuit	No	Belgium	1971	2,500

We have positioned our bunkering tankers across our existing service centers and review vessel positioning on a periodic basis and reposition them among our existing or new service centers to optimize their deployment. Our vessels operate within or outside the territorial waters of each geographical location and, under international law, usually fall under the jurisdiction of the country of the flag they carry. Generally, our bunkering tankers, unlike our bunkering barges, are not permanently located within any particular territorial waters and we are free to use all of our bunkering tankers in any geographical location. We have positioned five of our tankers in the United Arab Emirates, Ghana, Gibraltar and the ARA region and use them as floating storage facilities and we have positioned our 550 dwt tanker as a special purpose vessel in Greece.

We also have on-land storage facilities in Portland and Las Palmas under long-term concession agreements with total capacity of 40,000 and 63,000 metric tons in storage tanks.

We intend to expand our business and marine fuel delivery capability. In furtherance of this objective, we have entered into newbuilding contracts with two shipyards located in China for the construction of new double hull bunkering tankers; we have five remaining vessels for delivery in the year. As we expand our global presence, we expect to enter into agreements with third party sellers to purchase additional double hull bunkering tankers. Following the delivery of the five newbuildings that we have under contract, we expect to have 58 double hull vessels in our operating fleet of bunkering tankers.

The following table presents certain information concerning five bunkering tankers that we have contracted to build as of April 4, 2011.

Hull Number	Hull Type	Expected Delivery	Dwt	Shipyard
Bunkering Tankers Under Contracts:

DN-3800-14	Double Hull	Q22011	4,600	Fujian
DN-3800-15	Double Hull	Q22011	4,600	Fujian
QHS 227	Double Hull	Q22011	5,500	Hyundai
QHS 228	Double Hull	Q22011	5,500	Hyundai
NB 1166	Double Hull	Q22011	4,560	Erlenbacher Schiffswerft

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

A.      Operating Results

General

We are a marine fuel logistics company that physically supplies and markets refined marine fuel and lubricants to ships in port, at sea and at rivers. As a physical supplier, we purchase marine fuel from refineries, major oil producers and other sources and resell and deliver these fuels using our bunkering tankers to a broad base of end users.

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

We purchase marine petroleum products from reputable suppliers under either long-term supply contracts or on the spot markets at a margin over PLATTS prices. Except for our service centers in Gibraltar, Ghana, the United Arab Emirates, U.K and Las Palmas we generally take deliveries of the products on the day of, or a few days prior to, the delivery of the products to the customer's vessel. In Gibraltar, Ghana, the United Arab Emirates, U.K and Las Palmas utilizing our storage facilities, we take deliveries of the products generally more than one but less than two weeks prior to delivery of the products to our customers. The cost of our marine fuel purchases is generally fixed at the date of loading from the supplier's premises. Generally, under our long-term supply contracts, the supplier undertakes to supply us with a minimum quantity of marine fuel per month subject to a maximum. Price calculations vary from supplier to supplier in terms of the supplier's margins, the referenced PLATTS prices and the calculation of the average PLATTS price. Depending on the agreement with each supplier, the referenced PLATTS price could be the spot price or an average price over a specified period.

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

	For the Year Ended December 31,

	2006	2007	2008	2009	2010

	(in thousands of U.S. dollars, unless otherwise stated)

Sales of marine petroleum products	790,657	1,345,849	2,768,067	2,449,445	4,954,599
Less: Cost of marine petroleum products sold	728,637	1,251,712	2,594,443	2,266,960	4,723,723
Less: Cargo transportation costs	-	4,466	12,661	5,987	12,343
Gross spread on marine petroleum products	62,020	89,671	160,963	176,498	218,533
Less: Gross spread on lubricants	455	536	1,298	2,755	2,221
Gross spread on marine fuel	61,565	89,135	159,665	173,743	216,312

Sales volume of marine fuel (metric tons)	2,367,289	3,437,269	5,200,256	6,192,755	10,308,210

Gross spread per metric ton of marine fuel sold (U.S. dollars)	26.0	25.9	30.7	28.1	21.0

The following table reconciles our gross spread on marine petroleum products sold to the most directly comparable U.S. GAAP measure, operating income, for all periods presented:

For the Year Ended December 31,

2006	2007	2008	2009	2010

(in thousands of U.S. dollars)

Gross spread on marine petroleum products	62,020	89,671	160,963	176,498	218,533
Add: Voyage revenues	11,639	5,758	1,379	9,044	7,261
Add: Other revenues	1,516	1,266	8,526	12,471	9,775
Add: Gain/ (Loss) on sale of vessel	-	2,693	-	4,094	(1,540)
Add: Cargo transportation costs	-	4,466	12,661	5,987	12,343
Less: Salaries, wages and related costs	(12,871)	(24,363)	(41,666)	(47,708)	(67,378)
Less: Depreciation	(4,240)	(6,373)	(12,604)	(16,792)	(21,092)
Less: Amortization	(1,684)	(3,224)	(3,953)	(4,886)	(6,806)
Less: Management fees	(223)	(54)	-	-	-
Less: Other operating expenses	(25,697)	(39,042)	(73,157)	(79,492)	(109,270)
Operating income	30,460	30,798	52,149	59,216	41,826

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

Gross spread on marine petroleum products (including gross spread on marine fuel and gross spread on lubricants) and gross spread per metric ton of marine fuel sold should not be considered as alternatives to operating income, net income or other U.S. GAAP measures and may not be comparable to similarly titled measures of other companies. Gross spread on marine petroleum products and gross spread per metric ton of marine fuel sold do not reflect certain direct and indirect costs of delivering marine petroleum products to our customers (such as crew salaries, vessel depreciation, storage costs, hire charges, other vessel operating expenses and overhead costs) or other costs of doing business.

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

•
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

For the Year Ended December 31,

2006	2007	2008	2009	2010

(in thousands of U.S. dollars)

Net income	24,225	27,738	39,915	48,525	18,733

Add: Net financing cost	4,231	1,483	11,876	10,209	17,320
Add: Income taxes	2	8	1,879	153	2,161
Add: Depreciation and amortization	5,924	9,597	16,557	21,678	27,898

EBITDA	34,382	38,826	70,227	80,565	66,112

•
Number of markets served.  The number of markets served includes our operations at our service centers in the United Arab Emirates, Gibraltar, Jamaica, Singapore, Northern Europe (Belgium and Netherlands), West Africa, Vancouver, Portland (U.K.), Trinidad and Tobago (Southern Caribbean), Tangiers (Morocco), Las Palmas (Canary Islands) and Greece, where we conduct operations through our related company, Aegean Oil, as well as our trading operations in Montreal and Mexico. The number of markets served is an indicator of the geographical distribution of our operations and affects both the amount of revenues and expenses that we record during a given period. We commenced physical supply operations in Singapore on June 2, 2006, in Northern Europe on October 9, 2007, in Ghana on January 15, 2008, in Portland (U.K.) on April 1, 2008, in Canada and Mexico on July 1, 2008, in Trinidad and Tobago on April 1, 2009, in Tangiers, Morocco on August 25, 2009, in Antwerp- Rotterdam- Amsterdam region on April 1, 2010 and in Las Palmas on July 1, 2010.

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

	Year Ended December 31,
	2008	2009	2010
	(in thousands of U.S. dollars, unless otherwise stated)
Sales volume of marine fuel (metric tons)	5,200,256	6,192,755	10,308,210
Gross spread on marine petroleum products	160,963	176,498	218,533
Gross spread per metric ton of marine fuel sold (U.S. dollars)	30.7	28.1	21.0
Number of markets served, end of period	11.0	14.0	16.0
Average number of operating bunkering vessels	22.7	33.7	48.1

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

We sell and deliver marine petroleum products to a broad and diversified customer base, including international commercial shipping companies, governments, and marine fuel traders and brokers. For the years ended December 31, 2008, 2009 and 2010, none of our customers accounted for more than 10% of our total revenues.

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

We purchase and take delivery of marine petroleum products from various suppliers under long-term volume contracts or on the spot market. Long-term supply contracts from third parties allow us to minimize our exposure to supply shortages. In general, at each of our service centers except for Gibraltar, Morocco, the United Arab Emirates, West Africa and Las Palmas we purchase from local supply sources.

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

	Year Ended December 31,

	2008	2009	2010

	(in thousands of U.S. dollars)

Third-party suppliers	2,242,911	1,999,193	4,420,103
Related company suppliers	351,532	267,767	303,620
Total	2,594,443	2,266,960	4,723,723

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

Voyage Revenues

Our voyage revenues are primarily derived from the employment of our vessels Aegean III, Aegean VIII, Aegean XII, Aegean Daisy, Aegean Rose, Aegean Breeze and Aegean Tiffany under a contract with an unaffiliated third party for the distribution of refined marine petroleum products in Greek ports. During the year ended December 31, 2010, we recognized $6.2 million revenue under this contract.

Apart from the above agreement, that was signed in 2009, our voyage revenues in 2008 and 2009 were derived from the employment of our specialty tanker with roll-on roll-off facilities and refueling capabilities for fuel trucks and from the employment of our bunkering tankers based in Greece.  In 2008, we employed our double hull specialty tanker, Maistros, under a contract of affreightment with Aegean Oil for the distribution of gasoline and other refined petroleum products in the Greek islands. This contract was terminated on June 10, 2009, when we sold the two specialty tankers Maistros and Ostria to an unaffiliated third-party purchaser.

Salaries, Wages and Related Costs

We employ salaried employees at our offices in Greece, New York City, Belgium and at each of our service centers. Furthermore, we employ crews for our bunkering tankers under short-term contracts. The majority of our salaries, wages and related costs are for our salaried employees and vessel crews. Costs relating to our salaried employees are mainly incurred at our office in Greece and in Belgium where most of our sales and marketing, operations, technical, accounting and finance departments are located and at our administrative office in New York City from where we oversee our financial and other reporting functions. We maintain a minimal number of salaried employees at our service centers where we typically employ a local operations manager and staff to support the logistical aspects of our operations.

The following table reflects salaries, wages and costs related to our crews and salaried employees.

Year Ended December 31,

2008	2009	2010

(in thousands of U.S. dollars)

Shipboard personnel	21,017	23,546	29,327
Shoreside personnel	20,649	24,162	38,051
Total	41,666	47,708	67,378

Our salaries, wages and related costs have grown over the past several years mainly due to our expansion and the increase in crew wages as we have added bunkering vessels to our fleet. We expect that the amount of salaries, wages and related costs will continue to increase, as a result of our further expansion into new markets and planned acquisitions of additional double hull bunkering tankers and storage facilities, and the consolidation of the full-year profit and losses of our acquisitions during 2010.

Depreciation

The cost of our vessels depreciates on a straight-line basis over the expected useful life of each vessel. We expect that these charges will continue to increase, with lower rates, primarily as a result of our planned acquisitions of additional bunkering tankers and the consolidation of the full-year profit and losses of our acquisitions during 2010.

Other Operating Expenses

Other operating expenses primarily include the operating expenses of our vessels, including vessel hire charges, the cost of insurance, expenses relating to repairs and maintenance (which does not include amortization of drydocking costs), the cost of spares and consumable stores, consumption of marine petroleum products and other miscellaneous expenses.  Our bunkering vessel operating expenses, which generally represent fixed costs, have historically increased as a result of the enlargement of our fleet. We expect these expenses continue to increase, with lower rates however, as a result of our planned acquisition of additional bunkering vessels and the consolidation of the full-year profit and losses resulting from our acquisitions during 2010.

Other operating expenses also include expenses relating to rent, communal charges, advertising, travel, public relations and auditing and legal fees. We expect these expenses to remain stable due to our commitment to restrain the general and administrative expenses.

Other operating expenses include a provision for doubtful accounts. We believe that our provision for doubtful accounts has been relatively low in the past several years due to our effective credit control process and we expect it will remain at low levels.

Finally, other operating expenses include amounts relating to the storage of marine petroleum products resulting from acquisitions and use of floating storage facilities such as our tankers, Ouranos, Fos II, Leader, Mediterranean, Aeolos and Tapuit and our on-land storage facilities in Portland and Las Palmas. We believe that the ownership of storage facilities will allow us to mitigate the risk of supply shortages. Generally, the costs of storage have been included in the price per metric ton quoted by local suppliers of refined marine fuel. Accordingly, we expect that the ownership of storage facilities will allow us to convert the variable costs of this storage fee markup per metric ton quoted by suppliers into fixed costs of operating our storage facilities, allowing us to spread larger sales volumes over a fixed cost base and to decrease our refined marine fuel costs.

Interest and Finance Costs

We have historically incurred interest expense and financing costs in connection with long-term debt to partially finance the acquisitions of our vessels and in connection with short-term bank borrowings obtained for working capital purposes. In connection with our initial public offering, we repaid and terminated a portion of our outstanding indebtedness. Subsequently, we have incurred and expect to continue incurring interest expense and financing costs under our existing credit facilities to finance the construction of our new bunkering tankers and our senior secured credit facilities. We expect that interest and finance costs will increase further due to our increased drawdowns under our credit facilities to finance the expansion of our fleet and capital expenditures.

Income Taxes

We are incorporated in the Marshall Islands. Under Marshall Islands law, we are not subject to tax on income or capital gains. Under the laws of the countries of incorporation of our vessel-owning subsidiaries and our subsidiaries that operate service centers and the laws of the countries of our vessels' registration, our vessel-owning companies are generally not subject to tax on our income that is characterized as shipping income.

Our corporate income tax exposure is in taxable jurisdictions such as Gibraltar, Jamaica, Singapore, Belgium, the United Kingdom and Canada.

Our business is affected by taxes imposed on the purchase and sale of marine petroleum products in various jurisdictions in which we operate from time to time. These taxes include income, sales, excise, goods and services taxes, value-added taxes, and other taxes. Other than in Canada and Belgium, we do not pay a material amount of tax in any jurisdiction in which we operate.  For the years ended December 31, 2008, 2009 and 2010, our income tax amounted to $1.9 million, $0.2 million and $2.2 million respectively.  The income tax amounts in 2009 and 2010 were mainly attributable to our Canadian and Belgian operations.

Results of Operations

Year ended December 31, 2010, compared to the year ended December 31, 2009

Sales of Marine Petroleum Products.  Sales of marine petroleum products increased by $2,505.2 million, or 102.3%, to $4,954.6 million for the year ended December 31, 2010, compared to $2,449.4 million for the year ended December 31, 2009. Of the total increase in sales of marine petroleum products, $533.4 million was attributable to a 22.1% increase in the average price of marine fuel (using sales volumes for the year ended December 31, 2009), $1,959.3 million was attributable to an increase in sales volume of marine fuel (using average prices for the year ended December 31, 2010), and $12.5 million was attributable to an increase in the sales of lubricants. Sales volume of marine fuel increased by 4,115,455 metric tons, or 66.5%, to 10,308,210 metric tons for the year ended December 31, 2010, compared to 6,192,755 metric tons for the year ended December 31, 2009 due to additional volume of sales of marine fuel in the United Arab Emirates, Singapore and Morocco and due to sales in our new markets, ARA region and Las Palmas, Canary Islands.

Gross Spread on Marine Petroleum Products.  Gross spread on marine petroleum products increased by $42.0 million, or 23.8%, to $218.5 million for the year ended December 31, 2010, compared to $176.5 million for the year ended December 31, 2009. The increase in our gross spread on marine petroleum products mainly resulted from the increased sales volume of marine fuel. Our gross spread per metric ton of marine fuel sold during the year ended December 31, 2010 decreased by $7.1 million, or 25.3%, to $21.0 million compared to $28.1 million for the year ended December 31, 2009.  Gross spreads per metric ton do not generally increase or decrease proportionately with the price of marine fuel. Accordingly, gross spread on marine petroleum products, as a percentage of total revenues, decreased from 7.1% for the year ended December 31, 2009 to 4.4% for the year ended December 31, 2010.  Gross spread on marine petroleum products and gross spread per metric ton of marine fuel sold are non-U.S.GAAP measures and should not be considered as alternatives to operating income, net income or other U.S.GAAP measures and may not be comparable to similarly titled measures of other companies. Please refer to the section entitled "Factors Affecting Our Results of Operations" for a reconciliation of gross spread on marine petroleum products to the most directly comparable U.S.GAAP measure.

Voyage Revenues.  Voyage revenues decreased by $1.8 million, or 19.8%, to $7.3 million for the year ended December 31, 2010, compared to $9.1 million for the year ended December 31, 2009. Voyage revenues for the year ended December 31, 2010, were attributable to the employment of five of our bunkering tankers with an unaffiliated third party for the distribution of refined marine petroleum products in Greek ports. Voyage revenues for the year ended December 31, 2009 were attributable to the employment of our specialty tanker, Maistros, under the contract of affreightment with Aegean Oil, which commenced on October 1, 2008, and from the employment of seven of our bunkering tankers with an unaffiliated third party for the distribution of refined marine petroleum products in Greek ports.

Salaries, Wages and Related Costs.  Salaries, wages and related costs increased by $19.7 million, or 41.3%, to $67.4 million for the year ended December 31, 2010, compared to $47.7 million for the year ended December 31, 2009. This increase was mainly due to an increase in the number of full-time employees as we hired new employees to manage our expanded fleet and service center network and due to our expansion to new markets. Furthermore, crew costs increased as the average number of operating bunkering vessels increased to 48.1 for the year ended December 31, 2010, compared to 33.7 for the year ended December 31, 2009.

Depreciation.   Depreciation increased by $4.3 million, or 25.6%, to $21.1 million for the year ended December 31, 2010, compared to $16.8 million for the year ended December 31, 2009. This increase is in line with the 42.7% increase in the average number of operating bunkering vessels.

Other Operating Expenses. Other operating expenses increased by $29.8 million, or 37.5%, to $109.3 million for the year ended December 31, 2010, compared to $79.5 million for the year ended December 31, 2009. This increase in other operating expenses was primarily attributable to the vessel hire charges of the new acquisition, the higher cost on marine fuel consumption and to the cargo transportation costs as a result of the operation of a new market.

Interest and Finance Costs.  Interest and finance costs increased by $7.1 million, or 68.9% to $17.4 million for the year ended December 31, 2010, compared to $10.3 million for the year ended December 31, 2009. The increase in interest and finance costs was mainly attributable to the increase in the working capital to finance our expansion.

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

We estimate the useful lives for our bunkering and in-land waterway tankers to be 30 years and 45 years respectively from the date of initial delivery to us from the shipyard.  Furthermore, we estimate the useful life of our floating storage facilities to be 30 years from the date of acquisition. We estimate the residual scrap values of our vessels to be $175 per light-weight ton. We form these estimates based on our experience and the prevailing practices of other companies in the bunkering and shipping industries.

An increase in the estimated useful life of a tanker or in its estimated residual value would have the effect of decreasing the annual depreciation charge and extending it into later periods. A decrease in the estimated useful life of a tanker or in its estimated residual value would have the effect of increasing the annual depreciation charge. A 20% decrease in the remaining estimated useful lives of our vessels would increase our depreciation charge for the year ended December 31, 2010 by $5.1 million.

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

Goodwill derived from our acquisitions is not amortized, but reviewed as of December 31 of each year for impairment. The Company also evaluates goodwill for impairment at any time that events occur or circumstances change indicating a possible impairment. The Company tests for goodwill impairment using the two-step process. The first step is a screen for potential impairment, while the second step measures the amount of impairment. Fair values are derived using discounted cash flow analysis.

An event that may indicate the need for an impairment assessment between annual reviews may include a decline in our stock price such that the market capitalization is lower than the consolidated net book value.  It is reasonably likely that this event may occur in the near future, and we will perform an interim impairment test.  The outcome of this test will depend on assumptions about future discounted cash flows, which may differ from historical assumptions due to current market conditions.  The most significant assumptions which are subject to management judgment include those regarding revenue growth, capacity utilization, and the future price of marine fuel products.  As a result, we may record an impairment loss on goodwill.  We have recorded no impairment loss in the current or prior years presented.

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

	Average Number of Vessels		Drydock Costs
Year Ended December 31,	Bunkering	Non-bunkering	As Reported	As Incurred
			(in thousands of U.S. dollars)
2008	22.7	4.8	3,640	6,890
2009	33.7	5.4	4,574	5,504
2010	48.1	7.6	5,805	10,073

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

We have funded our business primarily through: (i) cash generated from operations, (ii) equity capital and short-term borrowings from our shareholders, (iii) short-term borrowings from banks, and (iv) long-term bank debt. We have revolving credit facilities that provide for borrowings up to certain amounts for working capital purposes as well as a sublimit for the issuance of standby letters of credit. Furthermore, we have long-term debt facilities with several banks in order to partially finance the acquisition costs of several of our vessels. The credit agreements for the long-term debt facilities are secured with first priority mortgages over certain of our vessels. As of December 31, 2010, we believe that we were in compliance in all material respects with all covenants of our credit facilities. We also believe that our working capital resources are sufficient for our present requirements.

Credit Facilities

As of December 31, 2009 and 2010, we had the following outstanding loans:

Loan	Date	2009	2010
		(in millions of U.S. dollars)
Trade credit facility	November 19, 2010	-	60.1
Senior secured revolving credit facility	November 12, 2010	50.0	-
Revolving credit facility	October 29, 2010	-	52.2
Revolving credit facility	October 12, 2010	-	40.0
Receivables credit and assignment agreement	September 21, 2010	-	50.0
Revolving credit facility	June 7, 2010	-	3.0
Loan facility with respect to company acquisition	April 1, 2010	-	3.5
Loan facility with respect to one newbuilding	April 1, 2010	-	2.8
Revolving overdraft credit facility	March 1, 2010	-	1.6
Senior secured credit facility	March 16, 2009	152.0	180.0
Secured term loan with respect to three vessels	July 8, 2008	12.6	10.5
Secured term loan with respect to four new buildings	April 24, 2008	25.3	32.0
Secured syndicated term loan facility with respect to five newbuildings	July 5, 2007	19.8	34.2
Secured term loan facility under the 2006 senior secured credit facility with respect to five newbuildings	December 19, 2006	28.2	25.4
Secured syndicated term loan facility with respect to seven newbuildings	October 30, 2006	48.9	59.7
Secured term loan facility with respect to two newbuildings	October 27, 2006	13.8	16.0
Secured term loan facility with respect to three newbuildings	October 25, 2006	18.4	24.0
Secured syndicated term loan facility with respect to five newbuildings	August 30, 2005	32.1	29.7
		401.1	624.7

The above dates show the later of the date of the facility, the date of the most recent renewal or the date the loan was assumed by the Company.

The following is a summary of terms, including operating and financial restrictions, of our credit facilities.

Trade credit facility: On November 19, 2009, our subsidiary, Aegean Marine Petroleum S.A., entered into an uncommitted trade credit facility, which we refer to as the trade credit facility, with an international commercial lender, for up to $100.0 million, with a sub-limit in an amount of $20.0 million for a short-term transit and storage financing. The trade credit facility had a one-year term and was renewed on its anniversary on the same terms as the original facility until the execution of a new facility that is currently under negotiation. The availability of any letters of credit, overdrafts or cash advances under the trade credit facility is subject to the lender's discretion. The trade credit facility bears interest at a rate of the lender's cost of funds plus 2.0% for overdrafts. The trade credit facility is guaranteed by us and is secured by, among other things, our assigned receivables and fuel oil and gas oil stored or to be stored in a storage facility acceptable to the lender and pledged in its favor. Under trade credit facility the maximum credit terms given to any individual counterparty may be 45 days from the delivery of the products; the inventories may only be financed up to 30 days from the date such inventories are delivered to the storage facility; and the product to be stored and in transit may be financed up to 10 calendar days from the date of the bill of lading. The trade credit facility contains covenants requiring, among other things, that:

•	Aegean Marine Petroleum S.A. maintain minimum total net equity of at least $80.0 million and cash collateral of $5 million;

•	we maintain our listing on the New York Stock Exchange;

•	our minimum net equity is not less than $180.0 million; and

•	our minimum current ratio is 1.15 with a minimum working capital need of $50.0 million.

As of December 31, 2009 and 2010, we had $0 and $60.1 million outstanding under the trade credit facility, respectively.

Senior secured revolving credit facility: On September 17, 2009, we entered into an annually renewable senior secured revolving credit facility with a local bank for an amount of $50.0 million, which we refer to as our senior secured revolving credit facility. The senior secured revolving credit facility is secured by, among other things, our receivables and corporate guarantee, and bears interest at LIBOR plus 2.50%. The senior secured revolving credit facility contains certain covenants and undertakings that require, among other things, that:

•	we maintain our listing on the New York Stock Exchange;

•	the net equity base is not less than $175.0 million;

•	our interest coverage ratio is not less than 1.3-to-one;

•	our total liabilities to total assets does not exceed 65%;

•	we maintain additional free liquidity of $25.0 million at the end of each calendar month; and

•	we maintain an average minimum daily free liquidity of $10.0 million.

On November 12, 2010 this facility was committed by the bank until September 30, 2011 with the terms accepted by us on February 9, 2011. On this date, we amended the renewed facility to bear interest at LIBOR plus 3.50%, require the monthly average consolidated liquid funds to exceed $30.0 million and require the consolidated leverage ratio under the corporate guarantee to be higher than 0.75%.

As of December 31, 2009 and 2010, we had $50.0 million and $0 outstanding under the senior secured revolving credit facility, respectively.

Revolving credit facilities. On April 1, 2010, in connection with the acquisition of the Verbeke Bunkering Business, we have assumed two credit facilities with Belgian banks in aggregate amounts of up to $45.0 million and $45.0 million plus Euro 0.5 million, respectively. The latter was renewed on April 27, 2010. The facilities bore interest at rates of 9.00% and 8.30% respectively.

In October 2010, the credit lines on the both facilities were increased up to $55.0 million and $70.0 million plus Euro 0.5 million, respectively. The facilities are secured by our guarantee and drawdowns on the facilities are limited to a maximum of 90% of the accounts receivable accepted by the lenders and credit-insured, equally shared between the lenders. The $55.0 million facility bears interest at EURIBOR plus 2.00% for drawdowns in Euros and a rate of 9.00% for other credit advances. The $70.0 million and Euro 0.5 million facility bears interest at LIBOR plus 2.00%  for drawdowns in U.S. dollars and LIBOR plus 2.50% for other credit advances.

As of December 31, 2010, we had an outstanding balance under the facilities of $40.0 million and $52.2 million (of which Euro 13.0 million), respectively.

Receivables credit and assignment agreement. On September 21, 2010, our subsidiary, Aegean Marine Petroleum S.A., entered into a receivables assignment and security agreement with an international bank for an amount up to $50 million and a one-year term. The facility is guaranteed by us and bears interest at LIBOR plus 2.00%. The senior secured revolving credit facility contains covenants requiring, among other things, that we maintain a minimum current ratio of 1.15. As of December 31, 2010, we had an outstanding balance of $50.0 million under the senior secured revolving credit facility.

Revolving credit facility. On June 7, 2010, our subsidiary, the Aegean Marine Petroleum S.A. entered into an uncommitted credit facility with an international commercial lender for an amount up to $100 million and a one-year term. The availability of any letters of credit, overdrafts or cash advances under the revolving credit facility is subject to the lender's discretion. The credit facility bears interest at a rate of the lender's cost of funds plus 2.0% for overdrafts. The credit facility is guaranteed by us and is secured by, among other things, assignment of and pledge of receivables and fuel oil and gas oil stored or to be stored in a storage facility acceptable to the lender and our guarantee. The facility contains certain covenants and undertakings that require, among other things, that:

•	we maintain minimum working capital of 75.0 million;

•	we maintain minimum equity of $200.0 million; and

•	we maintain a minimum current ratio of 1.15;

The availability of any letters of credit, overdrafts or cash advances under the credit facility is subject to the lender's discretion. As of December 31, 2010, we had an outstanding balance of $3.0 million under the credit facility.

Loan facility with respect to company acquisition. On April 1, 2010, in connection with our acquisition of the Verbeke Bunkering Business, we assumed a loan agreement with a Belgian Bank in an aggregate amount of Euro 4.0 million. The facility bears interest  at EURIBOR plus 2.5%. As of December 31, 2010, the outstanding balance under this facility was $3.5 million (or Euro 2.6 million).

Loan facility with respect to one newbuilding. On April 1, 2010, in connection with our acquisition of the Verbeke Bunkering Business, we assumed a loan agreement with a Belgian bank in an aggregate amount of  Euro 3.7 million to finance the construction of our double hull bunkering vessel, Texas. The facility bears interest at a rate of 4.36%. The facility is renewable every five years and was last renewed on April 1, 2009. As of December 31, 2010, the outstanding balance under this loan facility was $2.8 million (or Euro 2.1 million).

Revolving overdraft credit facility.  On March 11, 2008, we entered into a one year, annually-renewable revolving overdraft facility with a local bank in an amount of $20.0 million. On March 1, 2010, the facility was renewed until March 15, 2011 and amended to increase the amount to $30.0 million, adding to the existing securities the vessels Aegean Ace, Aegean Star and Aegean Champion. The renewed facility bears interest at LIBOR plus 2.50% for the first $10.0 million borrowed and LIBOR plus 3.50% for additional amounts outstanding.  The facility is secured by, among other things, a first priority mortgage over each of the vessels, Vera, Sara, Hope, Aegean Ace, Aegean Star and Aegean Champion and requires us to maintain a minimum security value of 125%. Furthermore, the credit facility contains financial covenants requiring us, among other things, to ensure that:

•	our market adjusted consolidated book net worth is not less than $175.0 million;

•	our consolidated leverage ratio does not exceed 0.65-to-one; and

•	we maintain free liquidity of no less than $25.0 million.

As of December 31, 2009 and December 31, 2010, we had $0 and $1.6 million outstanding under this facility, respectively.

On March 30, 2011, the facility was amended to reduce the amount of the facility to $10.0 million. The amended facility is secured by, among other things, a first priority mortgage over each of the vessels Aegean Ace, Aegean Champion and Sara. The amended facility is guaranteed by us, bears interest at LIBOR plus 5.5%, and requires us to maintain a minimum security value of 125%.

Senior secured credit facility.  On March 16, 2009, with effect as of February 1, 2009, we renewed for a period of two years until January 30, 2011 and amended certain terms of the September 30, 2008 senior secured credit facility. We refer to the renewed and amended facility as our senior secured credit facility.  Our senior secured credit facility is in an uncommitted amount of up to $1.0 billion and may be used for working capital and general corporate purposes.  Our senior secured credit facility had a committed amount of up to $300.0 million, which decreased to $250.0 million on March 31, 2009, consisting of a guarantee and/or letter of credit line in an amount of up to $197.5 million and a cash advance limit in an amount of up to $250.0 million, which decreased to $147.5 million and $208 million on March 31, 2009, respectively.  Our senior secured credit facility bears interest at LIBOR plus a margin of 2.50%, while documentary and standby letters of credit are subject to commissions of 0.75% and 1.50%, respectively.

Our senior secured credit facility is, secured by, among other things:

•	a first priority mortgage on eleven of our double hull bunkering tankers and our three floating storage facilities, or our mortgaged vessels;

•	an assignment of all earnings, requisition compensation and insurance policies of our mortgaged vessels;

•	a charge over Aegean Marine Petroleum S.A. 's operating account;

•	our corporate guarantee and guarantees of our vessel-owning subsidiaries acting as guarantors;

•	the general assignment of trade receivables by us and our subsidiaries;

•	a floating charge on our inventories; and

•	a corporate guarantee of our vessel-owning subsidiaries acting as supplemental guarantors and undertakings to provide first priority mortgages if the lenders so request.

Our senior secured credit facility contains certain covenants requiring us to, among other things:

•	maintain our listing at the New York Stock Exchange;

•	ensure that our vessels are managed by Aegean Bunkering Services Inc. and that there is no change in their management without the lenders' consent;

•	obtain and maintain an interest insurance policy and additional perils pollution insurance policies for 100% of the market value of our vessels;

•	indemnify the lenders against the consequences of a pollution incident;

•	ensure that there is no change of Company's or our and our subsidiaries' business;

•	have direct control of and own directly or indirectly 100% of the capital stock of vessel-owning subsidiaries acting as guarantors and additional guarantors;

•	maintain minimum security of 120% of the outstanding facility amount;

•	ensure that Mr. Melisanidis controls at least 15% of our shares;

•	inform the lenders about any actual or proposed purchases; and

•	provide the lenders with financial statements on a semi-annual and annual basis and such other information that the lenders may reasonably request.

Our senior secured credit facility contains customary financial covenants requiring us and our subsidiaries to, among other things, ensure that:

•	our book net worth shall not be less than $175.0 million;

•	our ratio of total liabilities to total assets shall not exceed 0.65-to-one; and

•	we maintain additional free liquidity of $25.0 million held with the lender at the end of each month with average minimum daily free liquidity of $10.0 million.

Furthermore, our senior secured credit facility requires us to ensure that our interest coverage ratio is always higher than 1.3.

As of December 31, 2009 and December 31, 2010, we had $152.0 million and $180.0 million outstanding under our senior secured credit facility, respectively.

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

The loan is collateralized by:

•	a first priority mortgage over each of the vessels;

•	a first priority pledge over the operating account of each of the three vessel-owning subsidiaries;

•	assignments of earnings, insurances and requisition compensation of each of the mortgaged vessels; and

•	our corporate guarantee.

The loan agreement contains financial covenants requiring us to, among other things, ensure that:

•	market value adjusted net worth is not less than $175.0 million;

•	the minimum liquidity is not less than $25.0 million; and

•	the ratio of total liabilities to total assets shall not exceed 0.65-to-one.

As of December 31, 2009 and December 31, 2010, the outstanding balance of the loan was $12.6 million and $10.5 million, respectively.

Secured term loan with respect to four newbuildings.  On April 24, 2008, four of our vessel-owning subsidiaries Kassos Navigation S.A., Tilos Navigation S.A., Halki Navigation S.A. and Symi Navigation S.A., as co-borrowers, jointly and severally, entered into a syndicated secured term loan with an international bank for an amount of $38.8 million to partially finance the construction costs of the vessels QHS-225, QHS-226, QHS-227 and QHS-228. Each of four tranches of $9.7 million is available in two advances. Each tranche is repayable in 40 equal consecutive quarterly installments plus a balloon payment of $4.3 million payable with the last installment. The first installment of each tranche is repayable three months after the date of drawdown of the respective delivery advance. The loan bears interest at LIBOR plus 1.15%.

The loan is collateralized by:

•	a first priority mortgage over each of the vessels;

•	assignments of earnings, insurances and requisition compensation of each of the mortgaged vessels; and

•	our corporate guarantee.

The loan agreement contains financial covenants requiring us to, among other things, ensure that:

•	book net worth shall not be less than $175.0 million;

•	the ratio of total liabilities to total assets shall not exceed 0.65-to-one;

•	the current ratio shall not be less than 1.25-to-one; and

•	cash and cash equivalents exceed 50% of all debts and interest becoming due in the next 12 month period, excluding working capital facilities and balloons.

As of December 31, 2009 and December 31, 2010, the outstanding balance of the loan was $25.3 million and $32.0 million, respectively.

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

The loan is collateralized by:

•	a first priority mortgage over each of the vessels;

•	assignments of earnings, insurances and requisition compensation of each of the mortgaged vessels; and

•	our corporate guarantee.

Our corporate guarantee contains customary financial covenants requiring us to ensure that:

•	our market value adjusted net worth shall not be less than $150.0 million;

•	our ratio of total liabilities to total assets shall not exceed 0.65-to-one; and

•	we maintain additional free liquidity of $25.0 million held with the lender at the end of each month with average minimum daily free liquidity of $10.0 million.

Furthermore, we are required to maintain the listing of our shares on the New York Stock Exchange.

The credit facility contains customary financial restrictions on the borrowers, including restrictions on:

•	the minimum value of the collateral;

•	incurrence of debt; and

•	payment of dividends.

The facility, as amended, is available in five tranches of $8.6 million each. Each tranche is repayable in 40 consecutive quarterly installments in the amount of $216,000 each. The first installment of each tranche is repayable three months after the date of drawdown of the final advance.  As of December 31, 2009 and December 31, 2010, the outstanding balance under this loan was $19.8 million and $34.2 million, respectively.

Secured term loan facility with respect to five newbuildings.    On February 10, 2006, five of our vessel-owning subsidiaries, Milos Maritime Inc., Amorgos Maritime Inc., Kimolos Maritime Inc., Mykonos Maritime Inc. and Syros Maritime Inc., entered into a secured loan facility with an international commercial bank for an aggregate amount of $33.4 million to partially finance the construction costs of five double hull tankers, Milos, Amorgos, Kimolos, Mykonos and Syros, respectively. The loan bears interest at LIBOR plus 1.15% plus additional compliance costs. The loan is collateralized by a first priority mortgage over each of the vessels.

Upon the lender's demand, this facility may be collateralized by:

•	a second priority mortgage over one of our vessels, Aegean Flower;

•	a second priority undertaking and assignment to be executed by Aegean Bunkering Services Inc in favor of the lender; and

•	a corporate guarantee by one of our vessel-owning subsidiaries, Pontos Navigation Inc.

Our corporate guarantee contains customary financial covenants requiring us to ensure that:

•	our market value adjusted net worth shall not be less than $150.0 million;

•	our ratio of total liabilities to total assets shall not exceed 0.65-to-one; and

•	we maintain additional free liquidity of $25.0 million.

The secured loan imposes certain operating and financial restrictions on the borrowers, including restrictions on:

•	payment of dividends and the distribution of assets;

•	incurrence of debt;

•	the change in legal and/or ultimate beneficial ownership of shares of the five vessel-owning subsidiaries borrowing under this facility, Pontos Navigation Inc. and Aegean Bunkering Services Inc;

•	merger and consolidation;

•	the acquisition of additional vessels; and

•	changes in the business activities that are carried on.

The facility is available in five tranches of $6.7 million each.  Each tranche is repayable in 48 quarterly installments, first 47 in the amount of $140,000 and the last in the amount of $100,000.  The first installment of each tranche is repayable three months after the date of drawdown of the respective delivery advance.

On December 19, 2006, this facility was refinanced by a term loan (with identical terms and conditions) with the same bank under the 2006 Senior Secured Credit Facility.

As of December 31, 2009 and December 31, 2010, we had $28.2 million and $25.4 million outstanding under this facility, respectively.

Secured syndicated term loan facility with respect to seven newbuildings.  On October 30, 2006, seven of our vessel-owning subsidiaries, Kerkyra Marine S.A., Ithaki Marine S.A., Cephallonia Marine S.A., Paxoi Marine S.A., Zakynthos Marine S.A., Lefkas Marine S.A. and Kythira Marine S.A., as co-borrowers, jointly and severally entered into a syndicated secured credit facility for an aggregate amount of $64.8 million with an international commercial bank to finance the construction of seven double hull oil tankers, Kerkyra, Ithaki, Kefalonia, Paxoi, Zakynthos, Lefkas and Kythira, respectively. The loan bears interest at LIBOR plus 1.15% before delivery of each vessel and at LIBOR plus 1.05% after such vessel's delivery. Under the terms of the agreement, the borrowers may enter into interest rate swap agreements to hedge their exposure to interest rate risk.

The loan is collateralized by:

•	a first priority mortgage over each of the vessels, in favor of the lenders;

•	a corporate guarantee by us and Aegean Shipholdings Inc., as the holding company of the vessel-owning subsidiaries; and

•	a manager's undertaking from Aegean Bunkering Services Inc, as the management company of the vessels.

Our corporate guarantee contains customary financial covenants requiring us to ensure that:

•	the book net worth shall not be less than $100.0 million;

•	the current ratio shall not be less than 1.25-to-one;

•	our ratio of total liabilities to total assets shall not exceed 0.65-to-one; and

•	our cash and cash equivalents exceed 50% of all debts and interest becoming due in the next 12 month period, excluding working capital facilities and balloons.

The secured loan imposes certain operating and financial restrictions on the borrowers, including restrictions on:

•	the payment of dividends and the distribution of assets;

•	the incurrence of debt;

•	mergers and consolidations;

•	changes in the business activities that are carried on; and

The facility is available in seven tranches of $9.2 million each. Each tranche is repayable in 40 quarterly installments in the amount of $125,000 each, plus a balloon payment of $4.3 million payable together with the last installment. The first installment of each tranche is repayable three months after the date of drawdown of the respective delivery advance.  As of December 31, 2009 and December 31, 2010, the balance on the loan was $48.9 million and $59.7 million, respectively.

Secured term loan facility with respect to two newbuildings.  On October 27, 2006, two of our vessel-owning subsidiaries, Tasman Seaways Inc. and Santon Limited, as co-borrowers, jointly and severally, entered into a loan agreement with an international commercial bank for a term loan facility in an aggregate amount of $17.6 million to partially finance the construction costs of two double hull tankers, Kalymnos and Leros, respectively. The facility bears interest at LIBOR plus 1.15% on 70% of the principal amount and at LIBOR plus 1.25% on 30% of the principal amount.

The loan is collateralized by:

•	a first priority or first preferred ship mortgage over each of the vessels, in favor of the lenders;

•	our corporate guarantee; and

•	a manager's undertaking from Aegean Bunkering Services Inc, as the management company of the vessels.

The secured loan imposes certain operating and financial restrictions on the borrowers, including restrictions on:

•	the payment of dividends and the distribution of assets;

•	the incurrence of debt;

•	mergers and consolidations;

•	changes in the business activities that are carried on; and

The facility is available in two tranches of $8.8 million each. Each tranche is repayable in 40 consecutive quarterly installments in the amount of $154,000 each, plus a balloon payment of $2.6 million payable together with the last installment. The first installment of each tranche is repayable three months after the date of delivery of the respective vessel. As of December 31, 2009 and December 31, 2010, the balance on the loan was $13.8 million and $16.0 million, respectively.

Secured term loan facility with respect to three newbuildings.  On October 25, 2006, three of our vessel-owning subsidiaries, Eton Marine Ltd., Benmore Services S.A. and Ingram Enterprises Co., as co-borrowers, jointly and severally entered into a syndicated secured credit facility for an aggregate amount of $26.3 million to partially finance the construction costs of three double hull tankers, Patmos, Nisyros and Karpathos, respectively. This facility bears interest at LIBOR plus 1.30% before delivery of each vessel and at LIBOR plus 1.1875% after such vessel's delivery.

The loan is collateralized by:

•	a first priority or first preferred ship mortgage over each of the vessels, in favor of the lenders;

•	a corporate guarantee by us and Aegean Shipholdings Inc, as the holding company of the vessel-owning subsidiaries;

•	a manager's undertaking from Aegean Bunkering Services Inc, as the management company of the vessels; and

•	personal guarantee by a personal guarantor to be agreed upon by the lenders.

Our corporate guarantee contains customary financial covenants requiring us to ensure that:

•	the book net worth shall not be less than $100.0 million;

•	our ratio of total liabilities to total assets shall not exceed 0.65-to-one; and

•	the current ratio shall not be less than 1.25-to-one;

The credit facility imposes certain operating and financial restrictions on the borrowers, including restrictions on:

•	the payment of dividends and the distribution of assets;

•	the incurrence of debt;

•	mergers and consolidations;

•	changes in the business activities that are carried on; and

The facility is available in three tranches of $8.8 million each. Each tranche is repayable in 40 quarterly installments in the amount of $125,000 each, plus a balloon payment of $3.8 million payable together with the last installment. The first installment of each tranche is repayable three months after the date of drawdown of the respective delivery advance.  As of December 31, 2009 and December 31, 2010, the balance on the loan was $18.4 million and $24.0 million, respectively.

Secured syndicated term loan facility with respect to five newbuildings.    On August 30, 2005, as amended, five of our vessel-owning subsidiaries, Kithnos Maritime Inc., Naxos Maritime Inc., Paros Maritime Inc., Santorini Maritime Inc. and Serifos Maritime Inc., as co-borrowers, jointly and severally, entered into a syndicated secured credit facility for an aggregate amount of $35.5 million with an international commercial bank to finance the construction of five bunkering tankers Kithnos, Naxos, Paros, Santorini and Serifos, respectively. The loan bears interest at LIBOR plus 1.40% during each vessel's pre-delivery period and at LIBOR plus 1.30% during each vessel's post-delivery period. Under the terms of the agreement, the borrowers may enter into interest rate swap agreements to hedge their exposure to interest rate risk.

The loan is collateralized by:

•	a first priority mortgage over each of the vessels;

•	assignments of earnings, insurances and requisition compensation of each of the mortgaged vessels; and

•	corporate guarantees of Aegean Shipholdings Inc., and Aegean Bunkering Services Inc and our corporate guarantee.

Our corporate guarantee contains customary financial covenants requiring us to ensure that:

•	our book net worth shall not be less than $100.0 million;

•	our ratio of total liabilities to total assets shall not exceed 0.65-to-one;

•	our ratio of current assets to current liabilities shall not be less than 1.25-to-one; and

•	our cash and cash equivalents exceed 50% of the debt service being due in the succeeding annual period.

The credit facility contains customary financial restrictions on the borrowers, including restrictions on:

•	the minimum value of the collateral;

•	incurrence of debt; and

•	payment of dividends.

The facility is available in five tranches of $7.1 million each.  Each tranche is repayable in 40 quarterly installments, first 30 in the amount of $120,000 and the remaining 10 in the amount of $110,000, plus a balloon payment at the end of the term in the amount of $2.4 million. As of December 31, 2009 and December 31, 2010, the balance on the loan was $32.1 million and $29.7 million, respectively.

Liquidity and Uses of Cash

Cash and cash equivalents, as of December 31, 2009 and 2010 amounted to $54.8 million and $86.5 million, respectively. The table below illustrates our working capital and working capital excluding cash and debt as of December 31, 2009 and 2010. Working capital is defined as current assets less current liabilities.

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

	As of December 31,
	2009	2010

	(in thousands of U.S. dollars)

Working capital	218,488	212,821
Working capital excluding cash and debt	221,794	402,762

During the year ended December 31, 2010, our working capital, excluding cash, restricted cash and debt, increased to $402.8 million as compared to $221.8 million as of December 31, 2009.  However, our working capital, defined as current assets minus current liabilities, position as of December 31, 2010 decreased slightly to $212.8 million from $218.5 million a year ago.  The increase of our working capital, excluding cash, restricted cash and debt was primarily attributable to the classification to long-term debt of our committed amount under the senior secured credit facility that was renewed after December 31, 2010 and before the filing of the Company s form 20-F.

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

We also use our cash to fund the acquisition or construction costs of vessels as well as to fund the maintenance cost of these vessels. The following table illustrates the cash paid for the acquisition and construction of vessels and the cash paid for drydocking of our vessels, for the years ended December 31, 2008, 2009 and 2010.

	Year Ended December 31,

	2008	2009	2010

	(in thousands of U.S. dollars)

Payments for net vessel acquisitions	21,665	25,420	26,576
Payments for vessel construction	116,990	84,444	59,568
Payments for drydocking	6,890	5,504	10,073

Payments for vessel acquisitions will continue in the coming years due to our existing commitments on our newbuilding contracts. As of December 31, 2010, two of the six bunkering tankers on order have a total construction cost of $10.7 million each, three have a total construction cost of $12.2 million each, and the remaining has a construction cost of $5.6 million.  These costs include newbuilding contracts with the shipyards as well as supervision contracts. The construction costs of both the bunkering tankers and the specialty tanker are payable in milestones over the duration of the construction of these vessels. The remaining obligations under the construction and supervision contracts which are payable within 2011 are $13.9 million.

Currently, we intend to purchase only secondhand double hull bunkering tankers, which are generally more costly than secondhand single hull bunkering tankers. Payments for drydocking are also expected to increase, mainly due to the increased number of vessels in our fleet.

It is our intention to fund the remaining capital commitments on our newbuilding contracts using cash on hand and existing long-term bank debt. We intend to fund our growth strategy, which may include further acquisitions of additional vessels or investments in other energy-related projects using either cash on hand and cash flow from operations or new long-term bank debt.

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

Cash Flow

Net Cash Provided By Operating Activities

Net cash used in operating activities was $64.6 million for the year ended December 31, 2010 as compared to net cash used in operating activities of $61.4 million for 2009. This increase was primarily attributable to an increase in working capital excluding cash and debt, which is directly related to the timing of collections from customers and payment of suppliers especially subsequent to the acquisition of the Verbeke Bunkering Business in April 2010. Our working capital excluding cash and debt increased by $181.0 million, to a surplus of $402.8 million as of December 31, 2010 compared to a surplus of $221.8 million as of December 31, 2009.

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

Net Cash Used In Investing Activities

Net cash used in investing activities was $169.0 million for the year ended December 31, 2010. During the period, we paid $63.7 for corporate acquisitions in Belgium and Canary Islands, $59.6 million as milestone payments under our newbuilding and engineering contracts, $26.6 million to acquire the secondhand storage facilities, Aeolos and Mediterranean and $11.6 for the construction our storage facility in Fujairah. Furthermore, we paid $10.5 for other fixed assets mainly to purchase land and building in Jamaica while we received net cash consideration of $2.9 million for the sale of our tankers Aegean Pride I and Aegean Force.

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

Net Cash Provided by Financing Activities

Net cash provided by financing activities was $265.3 million for the year ended December 31, 2010 mainly due to additional drawdowns of $176.2 million under our term loan facilities and $95.1 under our short-term credit facilities to finance a portion of the construction costs of our new vessels and the marine petroleum purchases for resale to our customers. Part of this increase in funding was offset by repayments of long-term debt of $116.8 million. The net proceeds from the issuance of common stock amounted to $139.0 million while the cash paid to repurchase common stock was $24.7 million. Furthermore, during the year ended December 31, 2010, we paid for capital lease and financing costs $1.3 million while we declared and paid dividends of $1.9 million to our shareholders.

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

Not applicable.

D.           Trend information.

During the year ended December 31, 2010, our sales volume of marine fuel increased by 66.5% as compared to the prior year, which was mainly due to additional sales of marine fuel in the United Arab Emirates, Singapore and Morocco and due to sales in our new markets, ARA region and Las Palmas, Canary Islands. We have also expanded our bunkering fleet by taking delivery of nine double-hull bunkering tanker newbuildings and by acquiring two secondhand double-hull tankers to use as storage facilities.  We expect our growth to continue in 2011 as we expand our business and marine fuel delivery capabilities in existing markets and enter new markets. We commenced operations in the ARA region and Las Palmas in the second and third quarter of 2010 respectively and we will expand our fleet by at least five new double hull bunkering tankers, for which we have firm orders, during the next year.

In addition to our bunkering operations, we market and distribute marine lubricants under the Alfa Marine Lubricants brand. Further to the cooperation with Gulf Oil marine within the Sealub Alliance Network, we proceeded in building up our own production and distributing network in several major worldwide ports. Within 2011, we will continue expanding our branded supply and we expect the sales volumes to gradually increase.

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

F.           Tabular disclosure of contractual obligations.

Contractual Obligations and Commercial Commitments

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2010:

	Within One Year	One to Three Years	Three to Five Years	More than Five Years	Total

	(in millions of U.S. dollars)

Long-term bank debt (excluding interest)	74.9	169.8	34.3	138.8	417.8
Capital lease	1.0	2.3	0.4	-	3.7
Operating lease commitments	7.4	26.3	26.2	254.4	314.3
Interest on long-term bank debt (1)	8.9	14.4	8.4	11.5	43.2
Minimum purchase commitments (2)	177.0	354.1	221.3	-	752.4
Newbuilding contracts—bunkering tankers	13.9	-	-	-	13.9
Total	283.1	566.9	290.6	404.7	1,545.3

(1)
Our long-term bank debt outstanding as of December 31, 2010 bears variable interest at margin over LIBOR. The calculation of variable rate interest payments is based on an actual weighted average rate of 2.24% for the year ended December 31, 2010, adjusted upward by 10 basis points for each year thereafter.

(2)
In the normal course of business, we have entered into long-term contracts with reputable suppliers, such as government refineries or major oil producers. The contractual commitments set forth in the above table include the minimum purchase requirements in our contract with Aegean Oil. The minimum purchase requirements provided for in our contract with Aegean Oil have been calculated by multiplying the minimum monthly volumes of marine fuel specified in the contract by an indicative market price based on quoted PLATTS prices as of December 31, 2010.

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

Name	Age	Position
Peter C. Georgiopoulos	50	Chairman of the Board, Class B Director
Yiannis N. Papanicolaou	59	Class A Director
Konstantinos D. Koutsomitopoulos	43	Class A Director
John P. Tavlarios	49	Class B Director
Spyridon Fokas	56	General Counsel and Corporate Secretary, Class B Director
Abel L. Rasterhoff	70	Class C Director
George Konomos	72	Class C Director
E. Nikolas Tavlarios	48	President
Dimitris Melisanidis	60	Head of Corporate Development
Spyros Gianniotis	50	Chief Financial Officer
Apostolos Rizakos	60	Managing Director, Aegean Marine Petroleum S.A.
_______________
The business address of each of our executive officers and directors is 10 Akti Kondili, Piraeus 185 45 Athens, Greece.

Our board of directors is divided into three classes, as nearly equal in number as possible, with each director serving a three-year term and one class being elected at each year's annual meeting of shareholders. Class A Directors' term expires in 2013.  Class B Directors' term expires in 2011. Class C Directors' term expires in 2012.

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

Konstantinos D. Koutsomitopoulos has served as a member of our board of directors since May 2008 and is a member of the compensation and nominating and corporate governance committees. Mr. Koutsomitopoulos currently serves as an independent consultant to various companies. From October 2004 to May 2007, Mr. Koutsomitopoulos was employed at Diana Shipping Inc., a publicly traded company with shares listed on the New York Stock Exchange. While at Diana, he served as President and Head of Corporate Development from March 2006 to May 2007, and as Chief Financial Officer and Treasurer from February 2005 to March 2006. Mr. Koutsomitopoulos joined Pegasus Shipping Inc. in 1992. From 1997 to 2003, he was responsible for chartering, sales and purchasing and assisting in financing activities of the company, holding the positions of Chief Executive Officer and, subsequently, Director. Mr. Koutsomitopoulos holds a bachelor's degree in economics from the University of Athens and a master's degree in shipping, trade and finance from City University Business School in London.

John P. Tavlarios has served as a member of our board of directors since December 2006. From December 2008, Mr. Tavlarios has served as a director and President of General Maritime Corporation, a company with shares listed on the New York Stock Exchange. From December 2008, Mr. Tavlarios served as Executive Vice President of General Maritime from its inception in 1997 until January 2000, and President and Chief Operating Officer of General Maritime from May 2001 until December 31, 2002. Following an internal reorganization of General Maritime, which took effect at the close of business on December 31, 2002 through December 2008, Mr. Tavlarios was Chief Executive Officer of its tanker operating subsidiary, General Maritime Management LLC. From 1995 to 1997, Mr. Tavlarios was affiliated with Maritime Equity Management, a vessel-owning and investment company, where he served as Director of Marine Operations. From 1992 to 1995, Mr. Tavlarios was President and founder of Halcyon Trading Company, a consulting firm specializing in international business development with a particular emphasis on the international oil industry. From 1984 to 1992, Mr. Tavlarios was employed by Mobil Oil Corporation, spending most of his tenure in the Marine Operations and the Marketing and Refining divisions. Prior to 1984, Mr. Tavlarios was involved in his family's shipping business, assisting in marine operations. Mr. Tavlarios is a member of the American Bureau of Shipping, the Det Norske Veritas North American Committee, the Skuld board of directors, the Directors Committee and the North American Panel of INTERTANKO, the organization of independent tank owners and on the Board of Trustees of the Seaman's Church Institute. Mr. Tavlarios is also a director of General Maritime Corporation. Mr. Tavlarios holds a master's degree in business administration from St. John's University. Mr. Tavlarios is the brother of Mr. E. Nikolas Tavlarios, the Company's President and Chief Executive Officer.

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

Abel L. Rasterhoff has served as a member of our board of directors and as the chairman of our nominating and corporate governance committee and a member of our audit committee since December 2006. Mr. Rasterhoff has also served as a member of the compensation committee since February 2007.  Mr. Rasterhoff is also a director of Capital Product Partners, L.P., a company quoted on the Nasdaq Global Market, a member of the board of directors of Capital Maritime & Trading Corp., and President of the national Netherlands-England Society. From 2004 to 2005, Mr. Rasterhoff served on the supervisory board of Stichting Garantiefonds Reisgelden in the Netherlands and as an advisor to the TUI Nederland Pension Fund. Mr. Rasterhoff was a Member of the Executive Board and Chief Financial Officer of TUI Nederland, the largest Dutch tour operator, from 2001 to 2004 and from 1998 to 2000. He also served on the Executive Board of Connexxion, the government-owned public transport company, on an interim basis for six months in 2001. From 1991 to 1997, Mr. Rasterhoff was a Director and Vice President, Finance and Planning, for Shell International Trading and Shipping Company Limited. During this period he also served as a Board Member of the Securities and Futures Authority (SFA) in London. In 1997, Mr. Rasterhoff retired after a 30-year career at various Royal Dutch Shell companies, where he was extensively involved in the shipping industry. From 1981 to 1984, Mr. Rasterhoff was Managing Director of Shell Tankers B.V., Vice Chairman and Chairman-elect of the Dutch Council of Shipping and a Member of the Dutch Government Advisory Committee on the North Sea. Mr. Rasterhoff holds a graduate business degree in business economics from the University of Groningen in the Netherlands.

George Konomos has served as a member of our board of directors and as the chairman of our audit committee since November 2008. Currently, Mr. Konomos is a Senior Advisor with Latigo Partners L.P., an alternative asset manager, which he joined in 2005, and serves on the Board of Directors of General Maritime Corporation. From 2000 to 2005, Mr. Konomos was the Co-Portfolio Manager at Mellon-HBV Rediscovered Opportunities Fund.  Mr. Konomos' experience prior to joining Mellon-HBV includes 11 years as an Investment Manager at Baker Nye Investments, service as a senior advisor to the World Bank on privatizations and financial restructurings of state-owned companies and a 14-year career in investment banking at Lehman Brothers and Samuel Montague & Co.  Mr. Konomos is also a director of General Maritime Corporation, a company with shares listed on the New York Stock Exchange. Mr. Konomos holds a bachelor's degree in economics from the University of Arizona, a master's degree in economics from American University and a juris doctor degree from George Washington University Law School.

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

Spyros Gianniotis has served as our Chief Financial Officer since September 2008. Mr. Gianniotis has served as a director of NewLead Holdings Ltd., a shipping company which shares trade on NASDAQ Global Select Market, since October 2009. Prior to joining our Company, Mr. Gianniotis served as the Head of Shipping at Piraeus Bank SA, holding the title of Assistant General Manager. From 2001 to 2005 Mr. Gianniotis served on the board of Capes Investment Corporation, a privately-owned drybulk company. Between 1989 and 2001, Mr. Gianniotis was at Citigroup, both in New York and Athens, holding a number of positions within corporate and shipping finance. He holds a bachelor's degree in economics and sociology from Queens College (CUNY), a master's degrees in transportation management from Maritime College (SUNY) and in business administration from Wagner College, New York, and an executive certificate from Pace University.

Apostolos Rizakos has been the Managing Director of our subsidiary Aegean Marine Petroleum S.A. since November 2010. Prior to joining our Company, Mr Rizakos served as Group Commercial General Manager of Hellenic Petroleum S.A. (HELPE) from March 2010 to September 2010, from 1998 to 2010 he held senior management positions, including General Manager of Oil Supply and Trading from 2003 to March 2010. During this time, Mr. Rizakos served on the board of directors of several affiliates of the Hellenic Petroleum Group of companies, including EKO S.A., Hellenic Fuel S.A., DEPA S.A., and served as the chairman of the board of EKO Bulgaria, DIAXON S.A. HELPE Renewables. From December 2008 through August 2010, Mr Rizakos was a member of the board of directors of the European Petroleum Industry Association (EUROPIA). He also served as Refinery Operations Manager at HELPE's Aspropyrgos Refinery from 1988 to 1998, having previously managed various departments of the Refinery. Mr Rizakos holds a Diploma degree in Chemical Engineering from the National Technical University of Athens and a Master's degree in Chemical Engineering from the University of Bath, UK.

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

B.           Compensation

The aggregate annual compensation paid to our executive officers was $1.5 million for the year ended December 31, 2010. We also paid $0.4 million to our non-executive directors during the year ended December 31, 2010. Furthermore, our executive officers and directors received an aggregate of 126,000 non-vested shares pursuant to our equity incentive plan during the year ended December 31, 2010. In addition, each director is reimbursed for out-of-pocket expenses incurred attending any meeting of the board of directors or any committee of the board of directors. We do not maintain a medical, dental or retirement plan for our directors. Officers who also serve as directors do not receive additional compensation for their services as directors.

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

D.           Employees

The following table reflects the number of our crews and salaried employees for the periods indicated.

	Year Ended December 31,
	2008	2009	2010

Shipboard personnel	512	684	819
Shoreside personnel	203	225	272
Total	715	909	1,091

Our Greek shoreside employees are subject to Greek national collective bargaining agreements, which set minimum standards of their employment. Our Greek shipboard personnel are also subject to these standards. Our Filipino crew members are also subject to a collective bargaining agreement with the Philippine Government that sets their minimum standards of employment. We consider our employee relations to be satisfactory.

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

Equity Incentive Plan

We have adopted an equity incentive plan, which we refer to as the Plan, under which our officers, key employees and directors may be eligible to receive options to acquire shares of common stock. We have reserved a total of 4,053,500 shares of common stock for issuance under the Plan. The compensation committee of our board of directors administers the Plan. Under the terms of the Plan, the compensation committee of may grant new options exercisable at a price per common share to be determined by our board of directors but in no event less than fair market value as of the date of grant. The Plan also permits our compensation committee to award restricted stock, restricted stock units, non-qualified stock options, stock appreciation rights, dividend equivalent rights, unrestricted stock, and performance shares. The Plan expires in December 2016, or ten years from the completion of our initial public offering.  As of December 31, 2010, we granted an aggregate of 801,586 restricted shares pursuant to the Plan to certain of our employees, executive officers and directors.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

A.           Major shareholders.

The following table presents certain information regarding (1) the beneficial owner of more than 5% of the shares of common stock and (2) the total amount of common stock beneficially owned by all of our directors and executive officers, other than Messrs. Melisanidis, Georgiopoulos and John Tavlarios, as a group in each case as of March 31, 2011.

Name	Number	Percentage
Dimitris Melisanidis (1)	9,778,031	20.9%
Peter C. Georgiopoulos	4,695,250	10.0%
John P. Tavlarios (2)	1,098,444	2.4%
Massachusetts Financial Services Company (3)	3,447,390	7.4%
Other directors and executive officers as a group	302,659	*
_________________
*	Less than 1%

(1)	Mr. Melisanidis beneficially owns 90,000 shares in his individual capacity and 9,688,031 shares through Leveret International Inc., a Liberian corporation controlled by Mr. Melisanidis.

(2)	Includes shares owned by a trust for the benefit of members of Mr. Tavlarios's family.

(3)
Massachusetts Financial Services Company, or MFS, filed a Schedule 13G with the SEC on February 4, 2011, which states that the address of MFS is 500 Boylston Street, Boston, MA  02116, and that, as of December 31, 2010, MFS has sole dispositive and voting power with respect to 3,447,390 shares of common stock, consisting of shares beneficially owned by MFS and/or certain other non-reporting entities.

Our principal shareholders will have the same voting rights as other holders of our shares of common stock.

As of March 31, 2011, there were 16 record holders in the United States, excluding Cede & Co., the nominee for the Depository Trust Company, holding approximately 9.4% of the issued and outstanding shares of our common stock.

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

Prior to entering into the new marine fuel supply service agreement, we were a party to a bunkering supply and representation agreement with Aegean Oil, which we entered into on December 30, 1999, as amended on September 25, 2000. Pursuant to the bunkering supply and representation agreement, Aegean Oil sold and delivered marine petroleum products to our customers within Greek territorial waters. Under the terms of the agreement, we paid Aegean Oil an amount equal to its purchase costs of marine petroleum products from selected Greek refineries plus a margin which was reviewed and negotiated monthly. During the year ended December 31, 2010, we purchased marine petroleum products from Aegean Oil in the amount of $ $303.6 million.

License Agreement.  On December 8, 2006, we entered into a trademark license agreement with Aegean Oil pursuant to which Aegean Oil granted us a non-transferable, non-exclusive, perpetual (subject to termination for material breach), world-wide, royalty-free right and license to use certain trademarks related to the Aegean logo and "Aegean Marine Petroleum" in connection with marine fuel supply services.

Bunkering Agreement.  On July 31, 2008, we entered into a bunkering agreement with Aegean Oil.  Pursuant to the bunkering agreement, Aegean Oil provides bunkering services on our behalf in the port of Piraeus and other Greek ports.  Under the agreement, we pay a barging fee of $25,000 per month, per vessel used.  This agreement was terminated on June 1, 2010. During the year ended December 31, 2010, we had paid $1.0 million under the bunkering agreement.

Bareboat Charters.  On July 31, 2008, we have entered into a bareboat charters with Aegean Oil for the charter of Aegean III, Aegean VIII, Aegean XII, Aegean Rose, Aegean Daisy, Aegean Breeze I, Aegean Tiffany, Aegean Ace and Aegean Orion. Under the bareboat agreements, Aegean Oil pays us a bareboat fee of $500 per vessel, per day. These agreements were terminated on June 1, 2010. During the year ended December 31, 2010 we received $0.6 million in bareboat payments from Aegean Oil.

Storage Facility. As of April 5, 2010, the Aegean Oil and our subsidiary Aegean Gas, owner of the vessel Mediterranean, signed an agreement so that Aegean Oil could use the Mediterranean as a storage facility upon a rate of Euro 35,000 per month. For the year ended December 31, 2010, our revenue under this contract was $447,000.

Aegean Shipping Management S.A.

We conduct transactions with Aegean Shipping Management and certain vessel-owning companies, or collectively Aegean Shipping, which are related companies owned and controlled by members of Mr. Melisanidis' family. Mr. Melisanidis may also be deemed a control person of Aegean Shipping for United States securities law purposes, but Mr. Melisanidis disclaims such control. Aegean Shipping is the owner and operator of an international shipping fleet tankers which are chartered out in the international spot markets. Aegean Shipping is managed by a full-time executive team and has no common management with us. Aegean Shipping purchases marine fuel and lubricants from us. Our sales of marine petroleum products to Aegean Shipping for the year ended December 31 2010 amounted to $7.6 million.

Vessel Sales and Purchases. On October 14, 2009, our subsidiary, Aegean Ostria Maritime Company, entered into a memorandum of agreement with Aegean Gas Maritime Company, a company owned and controlled by members of the family of Mr. Melisanidis, for the purchase of a 20,000 dwt double hull bunkering barge, the Mediterranean, to be used as a floating storage facility. The purchase price of the vessel was $17.0 million, which was determined by disinterested members of our board of directors to be no greater than it would have been with a third party on an arm's length basis at the time we entered into the memorandum of agreement. The acquisition was completed on February 25, 2010 by the Company acquiring the shares of Aegean Gas Maritime Company.

Leveret International Inc. and AMPNInvest LLC

Registration Rights Agreement.  On December 13, 2006, we entered into a registration rights agreement with Leveret and AMPNInvest, our then-existing shareholders, pursuant to which we granted Leveret and AMPNInvest, and certain of its transferees, the right, under certain circumstances and subject to certain restrictions, including restrictions included in the lock-up agreements, to require us an aggregate of three times to register under the Securities Act shares of our common stock held by Leveret and Messrs. Georgiopoulos and John Tavlarios, AMPNInvest's successor-in-interest. Under the registration rights agreement, Leveret and Messrs. Georgiopoulos and Tavlarios have the right to request us an aggregate of three times to register the sale of shares held by each of them on their behalf and may require us to make available shelf registration statements permitting sales of shares into the market from time to time over an extended period. In addition, Leveret and Messrs. Georgiopoulos and Tavlarios have the ability to exercise certain piggyback registration rights. All expenses relating to registration will be borne by the Company. Currently, Leveret owns 9,778,031 shares and Messrs. Georgiopoulos and John Tavlarios own respectively 4,795,250 and 1,098,444 shares entitled to these registration rights.

Melco S.A.

During the year ended December 31, 2010, we sold to Melco S.A., a company owned and controlled by members of Mr. Melisanidis' family, marine petroleum products of $4.1 million.

General Maritime Corporation

Sale of Marine Petroleum Products to General Maritime Corporation.    General Maritime Corporation, or General Maritime, a tanker company, purchases marine fuel and lubricants from us. Mr. Georgiopoulos, our Chairman of the Board and shareholder, serves as Chairman of the Board of General Maritime, and Mr. John Tavlarios, our director and shareholder, is the President, Chief Executive Officer and a member of the board of directors of General Maritime and Mr. Konomos, our director, is a member of the board of directors of General Maritime. Our sales of marine petroleum products to General Maritime for the year ended December 31, 2010 amounted to $30.0 million.

Other Related Parties

Office Lease. We lease our head offices at 10, Akti Kondili, Piraeus, 18545 from Aegean Warehouse, which is owned and controlled by members of the family of Mr. Dimitris Melisanidis and we pay a monthly rate of approximately $60,000. These agreements expire on March 2023. We also lease an office at 299 Park Avenue, New York, New York 10171, from General Maritime, which expires on April 30, 2011.  We pay an average monthly rental, which includes services that General Maritime provides for us, of approximately $3,500.

Legal Services.    We have retained Mr. Spyridon Fokas, our director, general counsel and corporate secretary to provide legal services from time to time.  The legal services rendered by Mr. Fokas' firm included advice on general corporate formation matters as well as ship and corporate financings.

Jamaica Property.   On January 14, 2010, we entered into an agreement to purchase a related company, Caribbean Renewable Energy Sources (CRES), which was owned and controlled by members of Mr. Dimitris Melisanidis' family, our founder and Head of Corporate Development. CRES owns a property in Jamaica that is intended to be used as a land-based storage facility. The purchase price for the property was $9.8 million, which was determined by disinterested members of our board of directors to be no greater than it would have been with a third party on an arm's length basis at the time we entered into the memorandum of agreement. We expect that the Jamaican property will require capital expenditures in the next few years between $15.0 and $20.0 million.

Fujairah in-land storage facility: In July 2010, we assumed a 25-year terminal lease agreement from Aegean Oil Terminal Corporation, a company owned and controlled by Mr. Dimitris Melisanidis, the Company's founder and Head of Corporate Development. The lease agreement with the Municipality of Fujairah can be automatically renewed for an additional 25 years and is assumed for the construction of in-land storage facility in the United Arab Emirates with total estimated costs of $105.0 million. We expect to complete the construction of the new facility in the end of forth quarter of 2012 and the payment of the contractual amounts will be made with the progress of the construction.  As of December 31, 2010, we have paid advances for construction of the in-land storage facility amounting to $11.6 million. The contractual obligations arising from signed contracts relating to this project after December 31, 2010 are $93.2 million.

C.           Interests of experts and counsel.

Not applicable.

ITEM 8.       FINANCIAL INFORMATION

A.    Consolidated Statements and Other Financial Information

See Item 18.

Dividend Distribution Policy

Our policy is to pay regular cash dividends on a quarterly basis on shares of our common stock so long as we have sufficient capital or earnings to do so. While we cannot assure you that we will do so, and subject to, among other things, legal requirements, our ability to obtain financing on terms acceptable to us and our ability to satisfy financial covenants contained in our financing arrangements, we paid dividends of $0.01 per share in March, June, September and December 2010 for the fourth quarter of 2009 and the first, second and third quarters of 2010, respectively. We have also declared a dividend of $0.01 per share payable in March 2011 for the fourth quarter of 2010. We anticipate retaining most of our future earnings, if any, for use in our operations and the expansion of our business. Any further determination as to dividend policy will be made by our board of directors and will depend on a number of factors, including the requirements of Marshall Islands law, our future earnings, capital requirements, financial condition and future prospects and such other factors as our board of directors may deem relevant.

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

•
Our ability to pay dividends is also subject to our ability to satisfy financial covenants contained in our financing arrangements. See "Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Credit facilities."

B.    Significant Changes.

There have been no significant changes since the date of the annual consolidated financial statements included in this report.

ITEM 9.       THE OFFER AND THE LISTING

A.     Offer and Listing Details.

Shares of our common stock commenced trading on the New York Stock Exchange on December 8, 2006 under the symbol "ANW".

The high and low market prices of shares of our common stock on the New York Stock Exchange since December 8, 2006 are as follows:

For the Period	Low	High
December 8 to December 31, 2006	$14.53	$17.44
Year ended December 31, 2007	$13.70	$48.63
Year ended December 31, 2008	$7.62	$44.43
Year ended December 31, 2009	$11.82	$28.36
First Quarter 2008	$22.23	$40.18
Second Quarter 2008	$34.35	$44.43
Third Quarter 2008	$19.22	$40.00
Fourth Quarter 2008	$7.62	$22.30
First Quarter 2009	$13.39	$20.39
Second Quarter 2009	$11.82	$18.51
Third Quarter 2009	$15.04	$23.90
Fourth Quarter 2009	$20.70	$28.36
First Quarter 2010	$26.20	$35.05
Second Quarter 2010	$19.82	$29.77
Third Quarter 2010	$14.30	$28.23
Fourth Quarter 2010	$8.72	$17.90

For the Period	Low	High
October 2010	$15.95	$17.90
November 2010	$8.72	$17.20
December 2010	$8.72	$11.13
January 2011	$9.93	$12.92
February 2011	$8.28	$11.35
March 2011	$7.29	$9.07
April 2011*	$8.12	$9.10

_____________ *Through April 5, 2011.

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

C.     Material contracts.

As of December 31, 2010, we had debt obligations under our credit facilities.  We refer you to the discussion in the section of this report entitled "Operating and Financial Review and Prospects—Liquidity and capital resources—Credit Facilities" for a description of our credit facilities.  Other than our credit facilities, there were no material contracts, other than contracts entered into in the ordinary course of business, to which the Company was a party during the two year period immediately preceding the date of this report.

D.    Exchange controls.

Under Marshall Islands, Greek law and the law of jurisdictions where our service centers and marketing offices are located, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that materially affect the remittance of dividends, interest or other payments to non-resident holders of our common stock.

E.     Taxation.

The following is a discussion of the material Greek, Marshall Islands, Liberian and U.S. federal income tax consequences to our Company and to a ''U.S. Holder'' and a ''Non-U.S. Holder'', as each term is defined below. This discussion does not purport to deal with the tax consequences of owning common stock to all categories of investors, some of which, such as dealers in securities, investors whose functional currency is not the U.S. dollar and investors that own, actually or under applicable constructive ownership rules, 10% or more of our common stock, may be subject to special rules. This discussion deals only with shareholders who own the common stock as a capital asset. Moreover, this discussion is based upon laws, regulations and other authorities in effect as of the date of this filing, all of which are subject to change, possibly with retroactive effect. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under U.S. federal, state, local and foreign law of the ownership of common shares.

Greek Tax Considerations

AMP has established an office in Greece which provides services to AMP and AMP's office in Cyprus. Under the laws of Greece, and in particular under Greek Law 3427/2005 which amended, replaced and supplemented provisions of Greek Law 89/1967, which expired on December 31, 2005, the income of AMP's Greek office is calculated on a cost plus basis on expenses incurred by that office. The Greek Ministry of Economy and Finance had determined that the profit margin applicable to AMP is 5% in relation to the period 2006 to 2010. This determination is subject to periodic review every five years. The profit margin set by the Greek Ministry of Economy and Finance for the period 2011 to 2015 is 5.42%. AMP's income, as calculated by applying the 5% profit margin, is subject to Greek corporate income tax at the rate of 25% for fiscal year 2008 and 2009 and 24% for fiscal year 2010. From the fiscal year 2011 the rate drops to 20%. All expenses to which the profit margin applies are deducted from gross income for Greek corporate income tax purposes. Accordingly, under Greek Law 3427/2005, as currently applied to us, we expect that AMP will continue to have no liability for any material amount of Greek income tax.

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

U.S. Federal Income Tax Considerations

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

U.S. Federal Income Taxation of Our Company

A foreign corporation is subject to U.S. federal income tax on a net basis only if it is engaged in a trade or business in the United States. A foreign corporation which is engaged in a trade or business in the United States will be subject to U.S. federal income tax and branch profits tax at a combined rate of up to 54.5% on its income which is effectively connected with its U.S. trade or business, or Effectively Connected Income.

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

While we have a place of business in the United States, we believe that none of our income from the sale of inventory property would be treated as Effectively Connected Income under the rules discussed above. Specifically, we anticipate that (1) all of our sales of petroleum products will occur outside the United States; (2) such products will be sold for use, consumption or disposition outside the United States, and (3) one of our foreign offices will materially participate in such sales. Therefore, we anticipate that none of our income from the sale of inventory property will be subject to U.S. federal income tax on a net basis.

If any portion of our income is treated as Effectively Connected Income, then such income will be subject to U.S. federal income tax and branch profits tax at a combined rate of up to 54.5%.

U.S. Federal Income Taxation of U.S. Holders

As used herein, the term "U.S. Holder" means a beneficial owner of our common stock that is a U.S. citizen or resident, U.S. partnership or other U.S. entity treated as a partnership, U.S. corporation or other U.S. entity taxable as a corporation, an estate the income of which is subject to U.S. federal income tax regardless of its source, or a trust if a court within the U.S. court is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

If a partnership holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding our common stock, you are encouraged to consult your tax advisor.

Distributions

Subject to the discussion below under the heading "Passive Foreign Investment Company," any distributions made by us with respect to our common stock to a U.S. Holder will generally constitute dividends, which may be taxable as ordinary income or "qualified dividend income" as described in more detail below, to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder's tax basis in our common stock on a dollar-for-dollar basis, and thereafter as capital gain. Because we are not a U.S. corporation, U.S. Holders that are corporations will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. Dividends paid with respect to our common stock will generally be treated as "passive category income" or, in the case of certain types of U.S. Holders, "general category income" for purposes of computing allowable foreign tax credits for U.S. foreign tax credit purposes.

Dividends paid on our common stock to a U.S. Holder who is an individual, trust or estate, or a U.S. Individual Holder, will generally be treated as "qualified dividend income" that is taxable to such U.S. Individual Holder at preferential tax rates (through 2012) provided that: (1) the common stock is readily tradable on an established securities market in the United States (such as the New York Stock Exchange on which our common stock is are traded); (2) we are not a "passive foreign investment company" for the taxable year during which the dividend is paid or the immediately preceding taxable year (which we do not believe we are, have been or will be); (3) the U.S. Individual Holder has owned the common stock for more than 60 days in the 121-day period beginning 60 days before the date on which the common stock becomes ex-dividend; and (4) the U.S. Individual Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. There is no assurance that any dividends paid on our common stock will be eligible for these preferential rates in the hands of a U.S. Individual Holder. Any dividends paid by us that are not eligible for these preferential rates (including dividends paid to U.S. Holders other than U.S. Individual Holders) will be taxed as ordinary income.  Legislation has previously been introduced in the U.S. Congress which, if enacted in its present form, would preclude dividends received on our common stock after the date of its enactment from qualifying for such preferential rates.

Special rules may apply to any "extraordinary dividend," generally a dividend in an amount which is equal to or in excess of ten percent of a shareholder's adjusted tax basis (or fair market value in certain circumstances) in its common stock. If we pay an "extraordinary dividend" on our common stock that is treated as "qualified dividend income," then any loss derived by a U.S. Individual Holder from the sale or exchange of such common stock will be treated as long-term capital loss to the extent of such dividend.

Sale, Exchange or Other Disposition of Common Stock

A U.S. Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our common stock in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder's tax basis in such common stock. Subject to the discussion under the heading "Passive Foreign Investment Company" below, such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder's holding period of the common stock is greater than one year at the time of the sale, exchange or other disposition, otherwise it will be treated as short-term capital gain or loss. Such capital gain or loss will generally be treated as U.S. source income or loss, as applicable, for U.S. foreign tax credit purposes. A U.S. Individual Holder's ability to deduct capital losses is subject to certain limitations.

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

If we are classified as a PFIC, a U.S. Holder of our common stock could be subject to increased tax liability upon the sale or other disposition of our common stock or upon the receipt of amounts treated as "excess distributions." Under these rules, the excess distribution and any gain upon a sale of our stock would be allocated ratably over the U.S. shareholder's holding period for the common stock, and the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which we were a PFIC would be taxed as ordinary income in the current taxable year. The amounts allocated to each of the other taxable years would be subject to tax at the highest marginal rates on ordinary income in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed tax deferral benefit would be imposed on the resulting tax liability as if such tax liability had been due with respect to each such other taxable year. In addition, shareholders of a PFIC may not receive a "step-up" in tax basis on common stock acquired from a decedent.  In addition, for taxable years beginning after March 18, 2010, a U.S. Holder would be required to file annual information returns with the U.S. Internal Revenue Service if we were to be classified as a PFIC.  U.S. Holders should consult with their own U.S. tax advisors with respect to the U.S. tax consequences of investing in our common stock as well as the specific application of the "excess distribution" rule and other rules discussed in this paragraph.

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

Dividends on Common Stock

Non-U.S. Holders generally will not be subject to U.S. federal income tax or withholding tax on dividends received from us with respect to our common stock, unless such dividend is effectively connected with the Non-U.S. Holder's conduct of a trade or business in the United States. If the Non-U.S. Holder is entitled to the benefits of a U.S. income tax treaty with respect to those dividends, that income is subject to U.S. federal income tax only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States.

Sale, Exchange or Other Disposition of Common Stock

Non-U.S. Holders generally will not be subject to U.S. federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of our common stock, unless:

the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and other conditions are met; or

the gain is effectively connected with the Non-U.S. Holder's conduct of a trade or business in the United States. If the Non-U.S. Holder is entitled to the benefits of a U.S. income tax treaty with respect to that gain, that gain is subject to U.S. federal income tax only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States.

If a Non-U.S. Holder is engaged in a U.S. trade or business for U.S. federal income tax purposes, the income from the common stock, including dividends and the gain from the sale, exchange or other disposition of the common stock that is effectively connected with the conduct of that U.S. trade or business will generally be subject to U.S. federal income tax in the same manner as discussed in the previous section relating to the taxation of U.S. Holders. In addition, earnings and profits of a corporate Non-U.S. Holder that are attributable to such effectively connected income, subject to certain adjustments, may be subject to an additional U.S. federal branch profits tax at a rate of 30%, or at a lower rate as may be specified by an applicable U.S. income tax treaty.

Other Taxes

In addition to the tax consequences discussed above, we may be subject to tax in one or more other jurisdictions where we conduct activities. Although we currently do not pay a material amount of tax in any jurisdiction in which we operate, there can be no assurance that this will not change.

F.     Dividends and paying agents.

Not applicable.

G.    Statement by experts.

Not applicable.

H.     Documents on display.

We are subject to the informational requirements of the Exchange Act. In accordance with these requirements we file reports and other information with the SEC. These materials, including this annual report and the accompanying exhibits, may be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling 1 (800) SEC-0330, and you may obtain copies at prescribed rates from the Public Reference Section of the Commission at its principal office in Washington, D.C. 20549. The SEC maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information that we and other registrants have filed electronically with the SEC. Our filings are also available on our website at www.ampni.com.  This web address is provided as an inactive textual reference only.  Information contained on our website does not constitute part of this annual report.

Shareholders may also request a copy of our filings at no cost, by writing or telephoning us at the following address:

Aegean Marine Petroleum Network Inc.
10 Akti Kondili Piraeus 18545 Athens
Greece
Telephone: 011 30 210 458-6200

I.           Subsidiary Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Price Risk

Our price risk has been minimal because we have generally purchased inventory for which we have already had a binding sales contract in place. We generally do not fix future prices for delivery of fuel in excess of one week and our suppliers generally use average PLATTS pricing in their calculation of cost prices to us. Accordingly, our exposure to price risk has covered a period of only a few days. In Gibraltar, West Africa, the United Kingdom and the UAE, we operate storage facilities and we currently import and store cargos of marine fuel prior to resale to customers. Accordingly, in Gibraltar, West Africa, the United Kingdom, the UAE and Las Palmas we purchased fuel before entering into a binding sales contract with a customer. We believe that our exposure to price risk in these locations covers a period of one to two weeks. In view of our minimal price risk, we have not entered into derivative contracts, swaps or futures to mitigate the risk of market price fluctuations in marine fuel. Our policy is to not use fuel related derivative financial instruments for speculative purposes.

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

Interest Rate Risk

We are subject to market risks relating to changes in interest rates as we have significant amounts of floating rate long-term debt and short-term borrowings outstanding. During the year ended December 31, 2010, we paid interest on this debt based on LIBOR plus an average spread of 1.66% on our bank loans. A one percent increase in LIBOR would have increased our interest expense for the year ended December 31, 2010 from $12.7 million to $17.2 million. We expect to repay these borrowings on a periodic basis using cash flows from operations.

At any time and from time to time, we may enter into derivative contracts, including interest rate swaps, to hedge a portion of our exposure in our floating rate long-term and short-term debt.

Exchange Rate Risk

We have conducted the vast majority of our business transactions in U.S. dollars. We have purchased marine petroleum products in the international oil and gas markets and our vessels have operated in international shipping markets; both these international markets transact business primarily in U.S. dollars. Accordingly, our total revenues have been fully denominated in U.S. dollars and our cost of marine petroleum products, which, for the year ended December 31, 2010, comprised approximately 96% of our total operating expenses have been denominated in U.S. dollars. Our balance sheet is mainly comprised of dollar-denominated assets including trade receivables, inventories and the cost of vessels, and liabilities including trade payables, short-term borrowings and long-term loans. Our foreign exchange losses in recent periods have mainly arisen from the translation of assets and liabilities of our service centers that are denominated in local currency. Accordingly, the impact of foreign exchange fluctuations on our consolidated statements of income has been minimal.

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

We evaluated the effectiveness of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities and Exchange Act of 1934) as of December 31, 2010.  Based on that evaluation, our President and the Chief Financial Officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports filed under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. We believe that a system of controls, no matter how well designed and operated, cannot provide assurance that the objectives of the controls are met, and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within a company have been detected.

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

Management with the participation of our President and Chief Financial Officer assessed the effectiveness of the design and operation of the Company's internal controls over financial reporting pursuant to Rule 13a-15 of the Securities Exchange Act of 1934, as of December 31, 2010. Management excluded from its assessment the internal control over financial reporting at the Verbeke Bunkering Business, which was acquired on April 1, 2010 and whose financial statements constitute 8% and 12% of net and total assets, respectively, 23% of revenues, and 31% of net income of the consolidated financial statement amounts as of and for the year ended December 31, 2010. Based upon that evaluation, our President and Chief Financial Officer concluded that our internal controls over financial reporting, other than the Verbeke Bunkering Business, are effective as of December 31, 2010.

The effectiveness of our internal control over financial reporting, other than the Verbeke Bunkering Business, as of December 31, 2010 has been audited by Deloitte Hadjipavlou Sofianos & Cambanis S.A, an independent registered public accounting firm.

(c)           Attestation report of the registered public accounting firm.

The registered public accounting firm that audited the consolidated financial statements, Deloitte Hadjipavlou Sofianos & Cambanis S.A., has issued an attestation report on our internal control over financial reporting, appearing on page F-3 of the financial statements filed as a part of this report, and is incorporated herein by reference.

(d)           Changes in internal control over financial reporting.

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially effected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

In accordance with the rules of the New York Stock Exchange, the exchange on which our common stock is listed, we have appointed an audit committee whose members as of December 31, 2010 are Messrs. Konomos, Rasterhoff and Papanicolaou.  Mr. Konomos  has been determined to be a financial expert by our board of directors and independent, as that term is defined in the listing standards.

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

Aegean Marine Petroleum Network Inc.
10 Akti Kondili
Piraeus 185 45 Athens
Greece
Telephone: 011 30 210 458-6200

ITEM 16C.	PRINCIPAL ACCOUNTING FEES AND SERVICES

Our principal accountants for the years ended December 31, 2008, 2009 and 2010 were Deloitte Hadjipavlou Sofianos & Cambanis S.A.  The aggregate audit fees billed to us for the years ended December 31, 2008, 2009 and 2010 were $0.5 million, $0.6 million and $0.7 million, respectively. We incurred $0.1 million and $0.0 million and $0.2 million audit-related fees for 2008, 2009 and 2010 respectively for acquisition and public offering services and tax fees related to restructuring are $0.1 million for 2008, $0.0 for 2009 and $0.1 million for 2010.

All audit services provided by the principal accountant were preapproved by the audit committee.

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

ITEM 19.	EXHIBITS

Exhibit Number	Description

1.1	Amended and Restated Articles of Incorporation of Aegean Marine Petroleum Network Inc.(1)

1.2	Amended and Restated Bylaws of Aegean Marine Petroleum Network Inc.(1)

2.1	Form of common share certificate of Aegean Marine Petroleum Network Inc.(1)

4.1	Form of Registration Rights Agreement(1)

4.2	Amended and Restated 2006 Stock Incentive Plan(2)

4.3	Form of shipbuilding contract for construction of one 3,500 dwt product oil tanker with Fujian Southeast Shipyard, as amended(1)

4.4	Form of contract for design, building supervision, representation, procurement of machines and supplies, and turn-key delivery of a 3,500 dwt product tanker with IOTA Corporation(1)

4.5	Marine Fuel Supply Service Agreement, dated April 1, 2005, by and between Aegean Marine Petroleum S.A. and Aegean Oil S.A.(1)

4.6	Form of License Agreement by and between Aegean Oil S.A. and Aegean Marine Petroleum Network Inc.(1)

4.7
Loan Agreement, dated August 30, 2005, by and among Aegean Baltic Bank S.A. and HSH Nordbank AG, as Lenders, and Kithnos Maritime, Inc., Naxos Maritime Inc., Paros Maritime Inc. and Serifos Maritime Inc., as Borrowers(1)

4.8	Form of contract for design, building supervision, representation, procurement of machines and supplies, and turn-key delivery of a 5,500 dwt product tanker with IOTA Corporation(1)

4.9	Option Agreement, dated January 13, 2006, by and between Aegean Bunkering Services Inc. and Qingdao Hyundai Shipbuilding Co. Ltd., as amended(1)

Exhibit Number	Description

4.10	Financial Agreement, dated October 26, 2005, by and among Aegean Baltic Bank S.A. and HSH Nordbank AG, as Lenders, and Dynamic Corp. and Sea Global S.A., as Borrowers(1)

4.11
Loan Agreement, dated February 10, 2006, by and among The Royal Bank of Scotland plc, as Lender, and Amorgos Maritime Inc., Kimolos Maritime Inc., Milos Maritime Inc., Mykonos Maritime Inc. and Syros Maritime Inc., as Borrowers(1)

4.12	Framework Agreement, dated July 19, 2006, by and between Leveret International Inc. and AMPNInvest LLC, as amended(1)

4.13	Form of shipbuilding contract for construction of one 5,500 dwt product oil tanker with Qingdao Hyundai Shipbuilding Co. Ltd.(1)

4.14	Loan Agreement, dated October 25, 2006, by and among Aegean Baltic Bank S.A. and HSH Nordbank AG, as Lenders, and Eton Marine Ltd., Benmore Services S.A. and Ingram Enterprises Co., as Borrowers(1)

4.15	Loan Agreement, dated October 27, 2006, by and among National Bank of Greece S.A., as Lender, and Tasman Seaways Inc. and Santon Limited, as Borrowers(1)

4.16
Loan Agreement, dated October 30, 2006, by and among Aegean Baltic Bank S.A. and HSH Nordbank AG, as Lenders, and Kerkyra Marine S.A., Ithaki Marine S.A., Cephallonia Marine S.A., Paxoi Marine S.A., Zakynthos Marine S.A., Lefkas Marine S.A. and Kythira Marine S.A., as Borrowers(1)

4.17	Loan Agreement, dated December 19, 2006, by and among The Royal Bank of Scotland plc, as Lender, and Aegean Marine Petroleum Network Inc. and Aegean Marine Petroleum S.A., as Borrowers, as amended(3)

4.18
Supplemental Agreement, dated June 8, 2007 relating to loan agreement dated August 30, 2005, by and among Aegean Baltic Bank S.A. and HSH Nordbank AG, as Lenders, and Kithnos Maritime, Inc., Naxos Maritime Inc., Paros Maritime Inc. and Serifos Maritime Inc., as Borrowers(3)

4.19
Supplemental Agreement, dated June 13, 2007 relating to a loan agreement, dated October 30, 2006, by and among Aegean Baltic Bank S.A. and HSH Nordbank AG, as Lenders, and Kerkyra Marine S.A., Ithaki Marine S.A., Cephallonia Marine S.A., Paxoi Marine S.A., Zakynthos Marine S.A., Lefkas Marine S.A. and Kythira Marine S.A., as Borrowers(3)

4.20
Loan Agreement, dated July 5, 2007, by and among The Royal Bank of Scotland Plc, as Lender, and Andros Marine Inc., Dilos Marine Inc., Ios Marine Inc., Sifnos Marine Inc. and Tinos Marine Inc., as Borrowers, as amended and supplemented(6)

4.21	Form of shipbuilding contract for construction of one 3,800 dwt product oil tanker with Fujian Southeast Shipyard, as amended(3)

4.22	Loan Agreement, dated December 20, 2007, by and among The Royal Bank of Scotland Plc, as Lender, and Aegean Marine Petroleum S.A., as Borrower(4)

Exhibit Number	Description

4.23	Revolving Overdraft Credit Facility, dated March 11, 2008, by and among Piraeus Bank A.E., as Lender, and Milos I Maritime Inc., Baldwin Management Co. and Vera Navigation S.A., as Borrowers(6)

4.24
Loan Agreement, dated April 24, 2008, by and among Aegean Baltic Bank S.A. and HSH Nordbank AG, as Lenders, and Kassos Navigation S.A., Tilos Navigation S.A., Symi Navigation S.A. and Halki Navigation S.A., as Borrowers(6)

4.25	Loan Agreement, dated July 8, 2008, by and among Piraeus Bank A.E., as Lender, and Aegean Bunkering Services Inc., as Borrower(6)

4.26	Loan Agreement, dated September 30, 2008, by and among The Royal Bank of Scotland Plc and HSH Nordbank AG, as Lenders, and Aegean Marine Petroleum S.A., as Borrower, as amended and supplemented(6)

4.27	Loan Agreement, dated August 5, 2009, by and among National Bank of Greece S.A., as Lender, Aegean Marine Petroleum S.A., as Borrower, and Aegean Marine Petroleum Inc., as Guarantor(7)

4.28	Loan Agreement, dated November 19, 2009, by and among BNP Paribas, Paris, as Lender, Aegean Marine Petroleum S.A., as Borrower, and Aegean Marine Petroleum Network Inc., as Guarantor(7)

4.29	Revolving Overdraft Credit Facility, dated March 1, 2010, by and among Piraeus Bank A.E., as Lender, and Milos I Maritime Inc., Baldwin Management Co. and Vera Navigation S.A., as Borrowers

4.30	Revolving Credit Facility, dated June 7, 2010, by and among Fortis Bank (Nederland) N.V., as Lender, Aegean Marine Petroleum S.A., as Borrower, and Aegean Marine Petroleum Network Inc., as Guarantor

4.31	Receivables Assignment and Security Agreement, dated September 21, 2010, by and between Deutsche Bank AG, as Lender, and Aegean Marine Petroleum S.A., as Borrower

4.32	Revolving Credit Facility, dated October 12, 2010, by and between KBC Bank, as Lender, and Verbeke Bunkering N.V., as Borrower

4.33	Loan Agreement, dated October 29, 2010, by and between Dexia Bank Belgium S.A., as Lender, and Verbeke Bunkering N.V., as Borrower

4.34
Third Supplemental Agreement, dated October 14, 2010, relating to a  Loan Agreement, dated September 30, 2008, by and among The Royal Bank of Scotland Plc and  HSH Nordbank AG, as Lenders, and Aegean Marine Petroleum S.A., as Borrower, as amended and supplemented

4.35	Revolving Overdraft Credit Facility, dated March 30, 2011, by and among Piraeus Bank A.E., as Lender, and Aegean Bunkering Services, as Borrowers

8.1	List of Subsidiaries

11.1	Code of Ethics(5)

Exhibit Number	Description

12.1	Rule 13a-14(a)/15d-14(a) Certification of Principal Executive Officer

12.2	Rule 13a-14(a)/15d-14(a) Certification of Principal Financial Officer

13.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350

13.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350

15.1	Consent of Independent Registered Accounting Firm
_____________
(1)	Filed as an exhibit to the Company's Registration Statement on Form F-1, Registration No. 333-129768 and incorporated by reference herein.

(2)	Filed as an exhibit to the Company's Current Report on Form 6-K furnished on September 14, 2007 and incorporated by reference herein.

(3)	Filed as an exhibit to the Company's Registration Statement on Form F-1, Registration No. 333-146918 and incorporated by reference herein.

(4)	Filed as an exhibit to the Company's Annual Report on Form 20-F filed on April 17, 2008 and incorporated by reference herein.

(5)	Filed as an exhibit to the Company's Annual Report on Form 20-F filed on May 25, 2007 and incorporated by reference herein.

(6)	Filed as an exhibit to the Company's Annual Report on Form 20-F filed on April 22, 2009 and incorporated by reference herein.

(7)	Filed as an exhibit to the Company's Annual Report on Form 20-F filed on April 1, 2010 and incorporated by reference herein.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AEGEAEGEAN MARINE PETROLEUM NETWORK INC.

	By:	/s/ E. Nikolas Tavlarios
Name: E. Nikolas Tavlarios Title: President
Date: April 6, 2011

AEGEAN MARINE PETROLEUM NETWORK INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Aegean Marine Petroleum Network, Inc.
Majuro, Republic of the Marshall Islands

We have audited the accompanying consolidated balance sheets of Aegean Marine Petroleum Network, Inc. and subsidiaries (the "Company") as of December 31, 2010 and 2009, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Aegean Marine Petroleum Network, Inc. and subsidiaries as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 4, 2011 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ Deloitte
Deloitte, Hadjipavlou Sofianos & Cambanis S.A
Athens, Greece
April 4, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Aegean Marine Petroleum Network, Inc.
Majuro, Republic of the Marshall Islands

We have audited the internal control over financial reporting of Aegean Marine Petroleum Network, Inc. and subsidiaries (the "Company") as of December 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in Management’s Annual Report on Internal Control over Financial Reporting, management excluded from its assessment the internal control over financial reporting at Verbeke Business, as defined in Note 3 to the consolidated financial statements, which was acquired on April 1, 2010 and whose financial statements constitute 8% and 12% of net and total assets, respectively, 23% of revenues, and 31% of net income of the consolidated financial statement amounts as of and for the year ended December 31, 2010. Accordingly, our audit did not include the internal control over financial reporting at Verbeke Business.  The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2010 of the Company and our report dated April 4, 2011 expressed an unqualified opinion on those financial statements.

/s/ Deloitte
Deloitte, Hadjipavlou Sofianos & Cambanis S.A
Athens, Greece
April 4, 2011

AEGEAN MARINE PETROLEUM NETWORK INC.
CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2009 AND 2010

(Expressed in thousands of U.S. dollars – except for share and per share data)

	December 31,
	2009	2010
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$54,841	$86,499
Trade receivables, net of allowance for doubtful accounts of $1,751 and $1,293, as of December 31, 2009 and 2010, respectively
	275,630	439,682
Due from related companies (Note 4)	8,454	20,510
Inventories (Note 5)	140,115	155,018
Prepayments and other current assets (Note 6)	24,476	26,150
Deferred tax asset (Note 22)	170	-
Restricted cash (Note 2)	5,000	5,340
Total current assets	508,686	733,199

FIXED ASSETS:
Advances for vessels under construction and acquisitions (Note 7)	136,494	77,858
Advances for other fixed assets under construction (Note 8)	-	11,630
Vessels, cost (Notes 9)	321,915	479,489
Vessels, accumulated depreciation (Notes 9)	(41,993)	(54,168)
Vessels' net book value	279,922	425,321
Other fixed assets, net (Notes 10)	1,647	13,511
Total fixed assets	418,063	528,320

OTHER NON-CURRENT ASSETS:
Deferred charges, net (Note 11)	15,376	18,065
Intangible assets (Note 12)	7,095	19,984
Goodwill (Note 3)	17,431	37,946
Deferred tax asset (Note 22)	598	2,218
Other non-current assets	96	103
Total non-current assets	40,596	78,316

Total assets	967,345	1,339,835

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Short-term borrowings (Note 13)	50,000	206,884
Current portion of long-term debt (Note 14)	13,147	74,896
Trade payables to third parties	182,438	192,850
Trade payables to related companies (Note 4)	24,844	18,472
Other payables to related companies (Note 4)	585	572
Accrued and other current liabilities	19,184	26,704
Total current liabilities	290,198	520,378

OTHER NON-CURRENT LIABILITIES:
Long-term debt, net of current portion (Note 14)	337,890	342,918
Deferred tax liability (Note 22)	-	2,669
Other non-current liabilities	4,200	3,507
Total non-current liabilities	342,090	349,094

COMMITMENTS AND CONTINGENCIES (Note 15)	-	-

STOCKHOLDERS' EQUITY:
Preferred stock, $0.01 par value; 25,000,000 shares authorized, none issued	-	-
Common stock, $0.01 par value; 100,000,000 shares authorized at December 31, 2009 and 2010; 43,009,303 and 47,709,420 shares, issued and outstanding at December 31, 2009 and 2010, respectively (Note 20)	430	477
Treasury stock, $0.01 par value; 0 and 1,000,000 shares, repurchased at December 31, 2009 and December 31, 2010, respectively (Note 20)	-	(24,680)
Additional paid-in capital (Note 20)	194,112	337,196
Retained earnings	140,515	157,370
Total stockholders' equity	335,057	470,363

Total liabilities and stockholders' equity	967,345	1,339,835

The accompanying notes are an integral part of these consolidated financial statements

AEGEAN MARINE PETROLEUM NETWORK INC.
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(Expressed in thousands of U.S. dollars – except for share and per share data)

	For the Year Ended December 31,
	2008	2009	2010

REVENUES:
Sales of marine petroleum products – third parties	$2,757,181	$2,436,340	$4,909,128
Sales of marine petroleum products – related companies (Note 4)	10,886	13,105	45,471
Voyage revenues	1,379	9,044	7,261
Other revenues	8,526	12,471	9,775
Total revenues	2,777,972	2,470,960	4,971,635

EXPENSES:
Cost of marine petroleum products sold (exclusive of items shown separately below) – third parties	2,242,911	1,999,193	4,420,103
Cost of marine petroleum products sold (exclusive of items shown separately below) – related companies (Note 4)	351,532	267,767	303,620
Salaries, wages and related costs	41,666	47,708	67,378
Depreciation (Notes 9 and 10)	12,604	16,792	21,092
Amortization of drydocking costs (Note 11)	3,640	4,574	5,805
Amortization of finite lived intangibles (Note 12)	313	312	1,001
(Gain)/loss on sale of vessels, net (Note 9)	-	(4,094)	1,540
Other operating expenses (Note 16)	73,157	79,492	109,270

Total expenses	2,725,823	2,411,744	4,929,809

Operating income	52,149	59,216	41,826

OTHER INCOME/(EXPENSE):
Interest and finance costs (Notes 11, 13, 14 and 17)	(12,377)	(10,255)	(17,351)
Interest income	501	46	31
Foreign exchange gains (losses), net	1,521	(329)	(3,612)
	(10,355)	(10,538)	(20,932)

Income before income taxes	41,794	48,678	20,894

Income taxes (Note 22)	(1,879)	(153)	(2,161)

Net income	$39,915	$48,525	$18,733

Basic earnings per common share	$0.94	$1.13	$0.40
Diluted earnings per common share	$0.94	$1.13	$0.40

Weighted average number of shares, basic	42,497,450	42,579,187	46,295,973
Weighted average number of shares, diluted	42,625,801	42,644,448	46,445,499

The accompanying notes are an integral part of these consolidated financial statements

AEGEAN MARINE PETROLEUM NETWORK INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(Expressed in thousands of U.S. dollars – except for share and per share data)

	Common Stock		Treasury Stock
	Number of Shares	Par Value	Number of Shares	Par Value	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total

BALANCE, December 31, 2007	42,461,428	$425	-	-	$187,795	$55,505	-	$243,725

- Net income	-	-	-	-	-	39,915	-	39,915
- Dividends declared and paid ($0.04 per share)	-	-	-	-	-	(1,711)	-	(1,711)
- Share-based compensation (Note 19)	82,180	-	-	-	2,863	-	-	2,863
- Foreign currency translation adjustment	-	-	-	-	-	-	211	211

BALANCE, December 31, 2008	42,543,608	$425	-	-	$190,658	$93,709	$211	$285,003

- Net income	-	-	-	-	-	48,525	-	48,525
- Dividends declared and paid ($0.04 per share)	-	-	-	-	-	(1,719)	-	(1,719)
- Share-based compensation (Note 19)	465,695	5	-	-	3,454	-	-	3,459
- Foreign currency translation adjustment	-	-	-	-	-	-	(211)	(211)

BALANCE, December 31, 2009	43,009,303	$430	-	-	$194,112	$140,515	-	$335,057

- Net income	-	-	-	-	-	18,733	-	18,733
- Dividends declared and paid ($0.04 per share)	-	-	-	-	-	(1,878)	-	(1,878)
- Issuance of common stock (Note 20)	4,491,900	45	-	-	139,002	-	-	139,047
- Share-based compensation (Note 19)	208,217	2	-	-	4,082	-	-	4,084
- Repurchases of common stock (Note 20)	-	-	(1,000,000)	(10)	(24,670)	-	-	(24,680)

BALANCE, December 31, 2010	47,709,420	477	(1,000,000)	(10)	312,526	157,370	-	470,363

The accompanying notes are an integral part of these consolidated financial statements

AEGEAN MARINE PETROLEUM NETWORK INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(Expressed in thousands of U.S. dollars)

	For the Year Ended December 31,
	2008	2009	2010
Cash flows from operating activities:
Net income	$39,915	$48,525	$18,733
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation	12,604	16,792	21,092
(Release of) provision for doubtful accounts	(280)	428	(458)
Share-based compensation	2,863	3,458	4,084
Amortization	4,783	5,562	7,667
Provision for income taxes	1,879	153	(589)
Gain on sale of vessel	-	(4,094)	1,540
Other non-cash charges	(136)	-	384
Decrease (increase) in:
Trade receivables	87,228	(144,792)	(70,342)
Due from related companies	1,185	(5,953)	(12,056)
Inventories	44,550	(84,785)	(8,351)
Prepayments and other current assets	(1,187)	(10,915)	209
(Decrease) increase in:
Trade payables	(35,680)	114,622	(19,341)
Other payables to related companies	27	398	(13)
Accrued and other current liabilities	(14,314)	5,345	2,782
(Increase) decrease in other non-current assets	93	(670)	(6)
Increase in other non-current liabilities	97	77	112
Payments for drydocking	(6,890)	(5,504)	(10,073)
Net cash provided by (used in) operating activities	136,737	(61,353)	(64,626)

Cash flows from investing activities:
Advances for vessels under construction	(116,990)	(84,444)	(59,568)
Advances for vessel acquisitions	(21,665)	(25,420)	(26,576)
Advances for other fixed assets under construction	-	-	(11,630)
Corporate acquisitions, net of cash acquired	(9,065)	-	(63,652)
Net proceeds from sale of vessels	-	34,499	2,920
Purchase of other fixed assets	(549)	(335)	(10,499)
Decrease in restricted cash	14,234	5,470	2
Increase in restricted cash	(1,632)	(5,000)	-
Net cash used in investing activities	(135,667)	(75,230)	(169,003)

Cash flows from financing activities:
Proceeds from long-term debt	93,636	133,648	176,172
Repayment of long-term debt	(4,120)	(36,232)	(116,841)
Repayment of capital lease obligation	-	-	(1,225)
Net change in short-term borrowings	(43,000)	50,000	95,103
Repurchases of common stock	-	-	(24,680)
Financing costs paid	(915)	(1,200)	(411)
Proceeds from the issuance of common stock	-	-	147,109
Issuance of common stock cost	-	-	(8,062)
Dividends paid	(1,711)	(1,719)	(1,878)
Net cash provided by financing activities	43,890	144,497	265,287

Net increase in cash and cash equivalents	44,960	7,914	31,658
Cash and cash equivalents at beginning of year	1,967	46,927	54,841
Cash and cash equivalents at end of year	$46,927	$54,841	$86,499

SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid during the year for interest, net of capitalized interest:	$12,638	$7,727	$9,872
Cash paid during the year for income taxes:	-	$1,788	$1,822

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

(b)	Service Centers, which monitor and support the logistical aspects of each order in their respective geographical locations.

Company Name	Country of Incorporation	Date of Incorporation
Aegean Marine Petroleum LLC (the "UAE Service Center")	United Arab Emirates	07/26/2000
Aegean Bunkering Gibraltar Ltd. (the "Gibraltar Service Center")	Gibraltar	08/07/1997
Aegean Bunkering Jamaica Ltd. (the "Jamaica Service Center")	Jamaica	11/25/2004
Aegean Bunkering (Singapore) Pte. Ltd. (the "Singapore Service Center")	Singapore	06/07/2005
Aegean Bunkering (Ghana) Limited (the "West Africa Service Center")	Ghana	05/18/2007
Aegean Bunkers at Sea NV (''ABAS'', the "NW Europe Service Center")	Belgium	12/16/1999
Portland Bunkers International Ltd. (the "UK Service Center")	United Kingdom	12/13/1999
ICS Petroleum LTD – Vancouver	Canada	11/25/1985
ICS Petroleum (Montreal) LTD	Canada	06/03/1986
West Coast Fuel Transport – Mexico	Canada	09/10/1990
Aegean Bunkering Trinidad Ltd. (the "Trinidad Service Center")	Trinidad & Tobago	02/20/2006
Verbeke Shipping NV (the "Verbeke Business Center")	Belgium	02/12/1986
Aegean Bunkering Combustibles Las Palmas S.A. (the "Las Palmas Center")	Las Palmas	04/30/2010

Aegean Marine Petroleum LLC is also the owner of the Aegean Flower, a 6,523 dwt (built in 2001) oil products tanker purchased on January 5, 2004

West Coast Fuel Transport is also the owner of PT 25, a 2,560 dwt (built in 1988) oil products barge purchased on July 1, 2008

ICS Petroleum LTD is also the owner of PT 36, a 3,730 dwt (built in 1980) oil products barge purchased on July 1, 2008

Aegean Bunkers at Sea NV is also the owner of Sara, a 7,389 dwt (built in 1990) oil products tanker purchased on October 9, 2007

Aegean Bunkering Gibraltar Ltd also, provides technical and logistics support to the Company's operations in Morocco in the Tangier Med 1 area.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

1.     Basis of Presentation: (Continued)

The companies of the Verbeke Business are also the owners of the following vessels:

	Vessel Details
Company Name	Vessel Name	Year Built	Size (dwt)	Date Acquired
Aegean Barges	Colorado	2004	5,088	04/01/2010
Verbeke Bunkering	Vigo	1971	1,319	04/01/2010
Aegean Barges	Elbe	1962	542	04/01/2010
Aegean Barges	Ellen	1971	1,439	04/01/2010
Aegean Barges	Blender	1963	736	04/01/2010
Verbeke Bunkering	Willem SR	2006	3,180	04/01/2010
Verbeke Bunkering	Steidamm	1972	1,634	04/01/2010
Jadaco	Tapuit	1971	2,500	04/01/2010
Blatoma	Texas	2003	4,165	04/01/2010

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

(d)	Vessel-owning companies with operating vessels:

		Vessel Details
Company Name	Date of Incorporation	Vessel Name	Year Built	Size (dwt)	Date Acquired
Aegean Seven Maritime Inc. ("Aegean VII")	01/20/1998	Aegean VII	1984	3,892	02/04/1998
Clyde I Shipping Corp. ("Clyde")	05/10/2004	Aegean Tulip	1993	4,853	05/20/2004
Aegean X Maritime Inc. ("Aegean X")	08/31/2004	Aegean X	1982	6,400	08/31/2004
Mare Vision S.A. ("Mare")	11/01/2005	Aegean XI	1984	11,050	05/03/2006
Aegean Tanking S.A. ("Tanking")	07/12/2006	Fos II	1981	67,980	09/05/2006
Vera Navigation S.A. ("Vera")	09/14/2007	Vera	1985	3,720	10/09/2007
Milos I Maritime Inc. ("Milos I")	01/28/2005	Hope	1980	10,597	08/24/2007
Ouranos Tanking S.A. ("Ouranos")	02/09/2007	Ouranos	1983	67,980	02/20/2007
Sea Breezer Marine S.A. ("Sea Breezer")	04/02/2004	Aegean Princess	1991	7,030	05/25/2007
Milos Shipping Pte. Ltd. ("Milos")	11/23/2006	Milos	2007	4,626	06/29/2007
Serifos Shipping Pte. Ltd. ("Serifos")	11/23/2006	Serifos	2007	4,664	11/20/2007
Pontos Navigation Inc. ("Pontos")	09/09/2002	Leader	1985	83,890	09/21/2007
Mykonos I Maritime Inc. ("Mykonos I")	01/28/2005	Mykonos	2008	4,626	06/25/2008
Santorini I Maritime Inc. ("Santorini I")	01/28/2005	Santorini	2008	4,629	09/26/2008
Amorgos Maritime Inc. ("Amorgos")	01/28/2005	Amorgos	2007	4,664	12/21/2007
Eton Marine Ltd. ("Eton")	12/21/2005	Patmos	2008	6,262	11/18/2008
Kithnos Maritime Inc. ("Kithnos")	01/28/2005	Kithnos	2007	4,626	11/30/2007
Paros Shipping Pte. Ltd. ("Paros")	01/28/2005	Paros	2008	4,629	11/25/2008
Kimolos Shipping Pte. Ltd. ("Kimolos")	01/28/2005	Kimolos	2008	4,664	03/04/2008
Syros I Maritime Inc. ("Syros I")	01/28/2005	Syros	2008	4,596	04/21/2008
Silver Sea Shipping S.A. ("Aegean Star'")	03/09/2009	Aegean Star	1980	11,520	04/08/2009
AMP Maritime S.A.("Aegean Champion")	12/15/2008	Aegean Champion	1991	23,400	04/30/2009
Kerkyra Marine S.A.("Kerkyra")	09/26/2006	Kerkyra	2009	6,290	07/29/2009
Tasman Seaways Inc.("Kalymnos")	12/21/2005	Kalymnos	2009	6,283	02/20/2009
Paxoi Marine S.A.("Paxoi")	09/26/2006	Paxoi	2009	6,310	11/20/2009
Ithaki Shipping Pte. Ltd. ("Ithaki")	07/06/2009	Ithaki	2009	6,272	09/01/2009
Naxos Shipping Pte. Ltd.("Naxos")	12/18/2008	Naxos	2009	4,626	01/07/2009
Cephallonia Marine S.A.	09/26/2006	Kefalonia	2009	6,272	10/15/2009
PT22 Shipping Co. Ltd.("PT22")	01/22/2009	PT22	2001	2,315	05/29/2009
Lefkas Shipping Pte. Ltd. ("Lefkas")	09/26/2006	Lefkas	2010	6,321	03/16/2010
Andros Marine Inc. ("Andros")	02/21/2007	Andros	2010	4,605	02/05/2010
Zakynthos Marine S.A. ("Zakynthos")	09/27/2006	Zakynthos	2010	6,303	01/20/2010
Victory Sea Shipping S.A ("Victory")	12/30/2009	Aeolos	1990	84,040	05/07/2010
Kythira Marine S.A. ("Kythira")	09/26/2006	Kythira	2010	6,314	04/30/2010
Dilos Marine Inc. ("Dilos")	02/21/2007	Dilos	2010	4,593	05/05/2010
Benmore Services S.A. ("Benmore")	12/21/2005	Nisyros	2010	6,312	06/01/2010
Ingram Enterprises Co. ("Ingram")	01/10/2006	Karpathos	2010	6,247	07/12/2010
Santon Limited ("Santon")	01/10/2006	Leros	2010	6,311	09/03/2010
Ios Marine Inc. ("Ios")	02/21/2007	Ios	2010	4,620	09/08/2010
Kassos Navigation S.A. ("Kassos")	02/14/2008	Kassos	2010	6,256	10/29/2010

(e)	Vessel-owning companies with vessels under construction:

		Vessel Details
Company Name	Date of Incorporation	Hull Number	Size (dwt)

Sifnos Marine Inc. ("Sifnos")	02/21/2007	DN-3800-14	4,600
Tinos Marine Inc. ("Tinos")	02/21/2007	DN-3800-15	4,600
Tilos Navigation S.A. ("Tilos")	02/14/2008	QHS 226	5,500
Halki Navigation S.A. ("Halki")	02/14/2008	QHS 227	5,500
Symi Navigation S.A. ("Symi")	02/14/2008	QHS 228	5,500
Seatra BVBA (''Montana'')	02/18/2008	NB1166	4,560

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

1.      Basis of Presentation: (Continued)

(f)
Aegean Management Services M.C. was incorporated in Piraeus on February 20, 2008 and provides all the vessel-maritime companies listed below with a wide range of shipping services such as technical support for ISM purposes, insurance arrangement and handling and accounting services.

(g)	Vessel-maritime companies with operating vessels:

		Vessel Details
Company Name	Date of Incorporation	Vessel Name	Year Built	Size (dwt)	Date Acquired

Aegean Tiffany Maritime Company	01/23/2009	Aegean Tiffany	2004	2,747	07/07/2004
Aegean Breeze Maritime Company	01/23/2009	Aegean Breeze I	2004	2,747	07/07/2004
Aegean Rose Maritime Company	12/02/2002	Aegean Rose	1988	4,935	01/21/2003
Aegean Daisy Maritime Company	12/02/2002	Aegean Daisy	1988	4,935	01/21/2003
Aegean Ship III Maritime Company	06/23/2008	Aegean III	1990	2,973	07/08/2008
Aegean Ship VIII Maritime Company	06/23/2008	Aegean VIII	1989	2,973	07/08/2008
Aegean XII Ship Maritime Company	06/23/2008	Aegean XII	1979	3,680	07/08/2008
Aegean Ace Maritime Company	01/26/2009	Aegean Ace	1992	1,615	03/23/2009
Aegean Maistros Maritime Company	11/21/2007	Aegean Orion	1991	550	09/07/2009
Aegean Gas Maritime Company	07/24/2001	Mediterranean	1982	19,894	02/28/2010

(h)	Other companies with material assets and/or liabilities:

Company Name	Date of Incorporation	Country of Incorporation	Activity
Aegean Investments S.A. ("Aegean Investments")	11/05/2003	Marshall Islands	Holding company
Aegean Oil (USA), LLC ("Aegean USA")	04/07/2005	United States	Marketing office
Aegean Petroleum International Inc.	02/22/2008	Marshall Islands	Fuel commerce
AMPNI Holdings Co Limited ("AMPNI Holdings")	02/02/2009	Cyprus	Holding company
Aegean Caribbean Holdings Inc.	01/07/2009	Saint Lucia	Holding company
Caribbean Renewable Energy Sources Inc.	02/02/2007	British Virgin Island	Asset holder
Aegean Oil Terminal Corporation	04/14/2008	Marshall Islands	Site construction

As of December 31, 2009 and 2010, Aegean's ownership interest in all the above subsidiaries, except for the UAE Service Center, amounted to 100%.

During the years ended December 31, 2008, 2009 and 2010, no customer individually accounted for more than 10% of the Company's total revenues.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

2.     Significant Accounting Policies:

Principles of Consolidation: The consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles and include for each of the three years in the period ended December 31, 2010, the accounts and operating results of the Company. Intercompany balances and transactions have been eliminated in consolidation.

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

Other Comprehensive Income: The guidance regarding reporting comprehensive income/ (loss) requires separate presentation of certain transactions that are recorded directly as components of stockholders' equity. During 2008, the Company reported cumulative translation adjustments in accumulated other comprehensive income, arising from the translation of the financial statements of its Euro functional currency subsidiaries into U.S. dollars. As of December 31, 2008 the amount of cumulative translation adjustments was $211. As of December 31, 2009 and 2010, due to the sale of the vessels of these subsidiaries, the amount of cumulative translation adjustments is $0.

Foreign Currency Transactions: The functional currency of Aegean and its material subsidiaries is the U.S. dollar because the Company purchases and sells marine petroleum products in the international oil and gas markets and because the Company's vessels operate in international shipping markets; both of these international markets transact business primarily in U.S. dollars. The Company's accounting records are maintained in U.S. dollars. Transactions involving other currencies during the year are converted into U.S. dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities denominated in other currencies are adjusted to reflect the year-end exchange rates. Resulting gains or losses are reflected separately in the accompanying consolidated statements of income. As required by the general accepted accounting principles for foreign currency transactions, the financial statements of the subsidiaries with functional currencies other than U.S. dollars functional currency subsidiaries have been converted to U.S. dollars by the application of the translation method (current rate method).  All assets and liabilities are translated using the current exchange rate.  Shareholders equity accounts are translated using historical rates.  Revenues and expenses are translated using the weighted average exchange rate in effect during the period.  Exchange differences on the translation of entities with functional currencies other than the U.S. dollar, are recognized directly in the foreign currency translation reserve as other comprehensive income. The translation method has been applied until the sale of the vessels, in June 2009, which had the different functional currency.

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

Trade Receivables, net:  Management is responsible for approving credit to customers, setting and maintaining credit standards, and managing the overall quality of the credit portfolio. The Company performs ongoing credit evaluations of its customers based upon payment history and the assessments of customers' credit worthiness. The Company generally provides payment terms of approximately 30 days. The Company continuously monitors collections and payments from its customers and maintains a provision for estimated credit losses based upon its historical experience with its customers, current market conditions of its customers, and any specific customer collection issues. Accounts receivable are reduced by an allowance for amounts that may become uncollectible in the future. The Company had accounts receivable of $277,381, and $440,975 before allowances for bad debts of  $1,751 and $1,293 as of December 31, 2009 and 2010, respectively.

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

Vessels acquired as a part of an acquisition are recognized at their fair value as at the date of the acquisition.

Vessel Depreciation on Ocean- going Bunkering Tankers: Depreciation is computed using the straight-line method over the estimated useful life of the vessels, after considering the estimated salvage value. Each vessel's estimated salvage value is equal to the product of its light-weight tonnage and the estimated scrap rate. Management estimates the useful life of the Company's bunkering and non-bunkering tankers to be 30 years and 25 years, respectively, from the date of initial delivery from the shipyard. Management estimates the useful life of the Company's floating storage facilities to be 30 years from the date of acquisition. Secondhand vessels are depreciated from the date of their acquisition through their remaining estimated useful life. However, when regulations place limitations on the ability of a vessel to trade, its useful life is adjusted to end at the date such regulations become effective.

Vessel Depreciation on In-Land Waterway Bunkering Tankers: Depreciation is computed using the straight-line method over the estimated useful life of the vessels, after considering the estimated salvage value. Each vessel's estimated salvage value is equal to the product of its light-weight tonnage and the estimated scrap rate. Management estimates the useful life of the in-land waterway bunkering tankers to be 45 years from the date of the initial delivery from the shipyard.

Intangible Assets: Intangible assets consist of two concession agreements, one in the United Kingdom and one in the Canary islands, a non-compete covenant in Belgium and goodwill derived from the Company's acquisitions in Belgium and Canada.

In connection with the acquisitions of Portland Bunkers International Limited and Las Palmas Business (Note 3), the Company recorded identifiable intangible assets and concession agreements which convey to the Company an exclusive right to perform bunkering operations in the port of Portland and Las Palmas over a specified period of time. These assets are being amortized over their useful life.

Goodwill: As required by the goodwill topic of the FASB Accounting Standard Codification, goodwill is not amortized, but reviewed as of December 31 of each year for impairment. The Company also evaluates goodwill for impairment at any time that events occur or circumstances change indicating a possible impairment. The Company tests for goodwill impairment using the two-step process. The first step is a screen for potential

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

2.     Significant Accounting Policies: (Continued)

impairment, while the second step measures the amount of impairment. Fair values are derived using discounted cash flow analysis.

Impairment of Long-Lived Assets: Accounting guidance requires that long-lived assets and certain identifiable intangible assets held and used or to be disposed of by an entity, be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset and any future disposal is less than its carrying amount, the asset should be evaluated for an impairment loss. Measurement of the impairment loss is based on the fair value of the asset as determined by management considering third party valuations and discounted future cash flows attributable to the vessel or asset group. The Company regularly reviews the carrying amount of its vessels. The Company had no impairment losses in any of the periods presented.

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

Leases: The Company leases properties for operations from time to time.  Leases are classified as capital leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

The Company records vessels under capital leases as fixed assets at the lower of the present value of the minimum lease payments at inception of the lease or the fair value of the vessel. Vessels under capital leases are amortized over the estimated remaining useful life of the vessel or until the end of the lease term, if shorter.  Assets held under capital leases are presented as "Advances for vessels under construction and acquisitions" in the balance sheet until the vessel is deemed ready for its intended use and the balance is reclassified to "Vessels, cost".  The current portion of capitalized lease obligations are reflected in the balance sheet in "Accrued and other current liabilities" and remaining long-term capitalized lease obligations are presented as "Other non-current liabilities".

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

Revenues are also generated from voyage agreements of the Company's vessels. Under a voyage charter the revenues and associated voyage costs are recognized on a pro-rata basis over the duration of the voyage.  Probable losses on voyages are provided for in full, at the time such losses can be estimated.  A voyage is deemed to commence upon the later of the completion of discharge of the vessel's previous cargo or upon vessel arrival to the agreed upon port based on the terms of a voyage contract and is not cancelable and voyage is deemed to end upon the completion of discharge of the delivered cargo.

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

Income Taxes: The Company accounts for income taxes using the liability method, as required by the generally accepted accounting principles for income taxes reporting. Under this method deferred income tax assets and liabilities are established for temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities at each period end corresponding to those jurisdictions subject to income taxes.  Deferred tax assets and liabilities are recognized for all temporary items and an offsetting valuation allowance is recorded to the extent that it is not more likely than not that the asset will be realized.  Deferred tax is measured based on tax rates and laws enacted or substantively enacted at the balance sheet date in any jurisdiction.

Income tax regulations in the different countries in which the Company operates under which the Company's uncertain income tax positions are determined could be interpreted differently resulting in tax obligations differing from those currently presented. In this sense, the income tax returns of the Company's primary tax jurisdictions remain subject to examination by related tax authorities.

Earnings per Common Share: Basic earnings per common share are computed by dividing net income available to common stockholders by the weighted average number of common shares deemed outstanding during the year. Net income available to common stockholders is calculated as net income less that amount allocable to non-vested share-based payment awards that contain rights to receive non-forfeitable dividends or dividend equivalents and participate equally in undistributed earnings.  Non-vested share-based payment awards have no contract obligations to share in the losses of the entity and are therefore excluded from the calculation of loss per share. Diluted earnings per common share reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised.  Dilution has been computed by the treasury stock method whereby all of the Company's dilutive securities are assumed to be exercised and the proceeds used to repurchase common shares at the weighted average market price of the Company's common stock during the relevant periods. The incremental shares (the difference between the number of shares assumed issued and the number of shares assumed purchased) are included in the denominator of the diluted earnings per share computation. Non-vested shares are included in the calculation of the diluted earnings per shares, based on the weighted average number of non-vested shares assumed to be outstanding during the period.

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

2.     Significant Accounting Policies: (Continued)

Financial Instruments:  The carrying amounts of cash and cash equivalents, trade accounts receivable, and trade accounts payable reported in the consolidated balance sheets approximate their respective fair values because of the short term nature of these accounts. The fair value of revolving credit facilities is estimated based on current rates offered to the Company for similar debt of the same remaining maturities. Additionally, the Company considers its creditworthiness in determining the fair value of the revolving credit facilities.  The carrying value approximates the fair market value for the floating rate loans because interest rates are based on the market rates.

Recent Accounting Pronouncements:

In June 2009, new guidance was issued with regards to the consolidation of variable interest entities ("VIE"). This guidance responds to concerns about the application of certain key provisions of the FASB Interpretation, including those regarding the transparency of the involvement with VIEs. The new guidance revises the approach to determining the primary beneficiary of a VIE to be more qualitative in nature and requires companies to more frequently reassess whether they must consolidate a VIE. Specifically, the new guidance requires a qualitative approach to identifying a controlling financial interest in a VIE and requires ongoing assessment of whether an entity is a VIE and whether an interest in a VIE makes the holder the primary beneficiary of the VIE. In addition, the standard requires additional disclosures about the involvement with a VIE and any significant changes in risk exposure due to that involvement. The guidance is effective as of the beginning of the first fiscal year that begins after November 15, 2009 and early adoption is prohibited. This guidance did not have a material impact on the Company's financial statements as of December 31, 2010.

In January 2010, new guidance clarified that all assets acquired in a business combination other than goodwill should be valued based on the fair value at the date of acquisition.  This includes difficult-to-value intangible assets that had previously been valued using the residual value method under common practice.  The guidance was effective immediately upon issuance.  This guidance did not have an impact on the Company's financial statements as of December 31, 2010.

3.     Significant Acquisitions:

Verbeke Business: On April 1, 2010, the Company, via its subsidiaries AMPNI Holdings Co. Limited, AMPNI Investments Co Limited and Aegean Barges N.V. (collectively the "Buyer")  acquired all of the outstanding share capital of Verbeke Bunkering N.V. ("Verbeke Bunkering"), the Blatoma N.V. and certain assets ("Verbeke Shipping vessels") (or collectively the "Verbeke Business") from Verbeke Shipping N.V. (Verbeke Shipping or the "Seller") for a total consideration of  $59,217. The Verbeke Business is a Belgian fuel logistics company that physically supplies marine fuel and lubricants to seagoing ships in ports and at sea. The Verbeke Business primarily operates in the Antwerp-Rotterdam-Amsterdam (ARA) region, the world's second largest bunkering market. In addition, Verbeke Bunkering is active in the ports of Zeebrugge, Ostend, Ghent, Terneuzen, Flushing, Ljmuiden and Moerdijk. The Company entered into this transaction as a strategic opportunity for expansion to the ARA region, in which it had limited presence. The Company also expects to realize meaningful operational synergies with its Belgium-based subsidiary, ABAS, which was acquired by the Company in 2007.

The following table presents the fair value of the assets and liabilities as of the acquisition date. Measurement period adjustments recorded include a reduction in the value of vessels acquired of $298 to comply with the fair valuation, and an increase in liabilities acquired of $200 for lawsuits outstanding at the date of acquisition.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

3.      Significant Acquisitions: (Continued)

Adjusted Purchase Price
Cash consideration to sellers	59,217
Fair Value of Assets and Liabilities Acquired
Cash and cash equivalents	6,090
Trade receivables	93,252
Prepayments and other current assets	1,886
Restricted cash	342
Inventories	6,552
Advances for vessels under construction	1,269
Vessels cost	22,180
Other fixed assets	2,296
Non-compete covenants	3,365
Trade payables	(22,337)
Short-term borrowings	(61,781)
Long- term debt	(7,445)
Accrued and other liabilities	(4,323)
Deferred tax liability	(2,584)
Non current liabilities	(60)
Total fair value of assets and liabilities acquired	38,702
Goodwill	20,515

Pro-forma information of the Company as though the acquisition had occurred at the beginning of the current reporting year and comparable information for the prior reporting year is impracticable since the reliability on the pre-acquisition figures is ambiguous due to different accounting principles and policies applied. Pro-forma information would require significant assumptions and estimations of amounts since measurement, recognition and disclosures under the prior management varied.

The amounts of revenue and earnings of the Verbeke Business since the acquisition date included in the consolidated income statements are as follows:

Total revenues	1,150,890
Net income	4,043

The goodwill presented in the accompanying consolidated balance sheets is analyzed as follows:

	Year Ended December 31,
	2009	2010
Balance at beginning of period	17,431	17,431
Additions	-	20,515
Balance at end of period	17,431	37,946

Las Palmas Business: On July 1, 2010, the Company acquired Shell's Las Palmas terminal operations (the "Las Palmas Business"), for a total consideration of $10,300 (excluding direct acquisition costs). The Las Palmas Business had entered into a concession agreement with the port authorities to use the port facilities and territory, an agreement that was transferred to the Company upon the acquisition.

All direct costs are included in the acquisition cost since the Las Palmas Business acquisition is an asset acquisition.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

3.     Significant Acquisitions: (Continued)

The following table presents the purchase accounting adjustments as of the acquisition date.

Adjusted Purchase Price
Cash consideration to sellers	10,300
Acquisition costs	225
Adjusted purchase price	10,525

An identifiable intangible asset was recognized consisting of an exclusive 28 year concession agreement with the port authorities which gives Aegean an exclusive right to perform storage and bunkering operations at that port. There were no other significant assets acquired in this transaction.

This asset is being amortized on a straight-line basis over the remaining contractual life of the agreement (from July 1, 2010 to January 1, 2028). Amortization expense of $301 was recognized for the period from the date of acquisition until December 31, 2010.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

4.	Transactions with Related Parties:

The transactions with related parties presented in the accompanying consolidated balance sheets for the year ended December 31, 2010 are analyzed as follows:

	Due from related companies	Trade Payable to related companies	Other Payables to related companies	Sales of Marine Petroleum Products- related companies	Cost of Marine Petroleum Products- related companies	Other Revenues
Aegean Oil	797	18,472	-	3,688	303,620	1,410
Aegean Shipping Management	7,225	-	-	7,619	-	-
General Maritime	9,813	-	-	30,030	-	-
Fairy Marine	1,253	-	-	-	-	-
Melco	521	-	-	4,134	-	-
Other	901	-	572	-	-	-
Total	20,510	18,472	572	45,471	303,620	1,410

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

On April 1, 2005, this contract was terminated and superseded by a ten-year Marine Fuel Supply Service Agreement with the Greek Subcontractor. This contract stipulates that the Company and the Greek Subcontractor must transact for a minimum quantity of marine fuel per month. Under the contract, the Greek Subcontractor undertakes to sell the marine petroleum products to the Company at an amount equal to the Greek Subcontractor's purchase cost of the marine petroleum products from select Greek refineries, plus a margin. The margin is reviewed and renegotiated annually between the parties. Payment of the Greek Subcontractor's invoices are made within 30 calendar days from the date of receipt of the invoice. Penalties of 10% are imposed on late payments. If requested, the Company undertakes to provide security to the Greek Subcontractor by way of a standby letter of credit or other mutually acceptable guarantee in relation to any outstanding balance from time to time. The agreement terminates on March 31, 2015 unless any of the following situations occur prior to the termination date: (i) The Greek Subcontractor's petroleum trading license terminates or is revoked by the Greek authorities, (ii) upon the breach by any party in the performance of any of its obligations, as defined in the agreement, (iii) upon the liquidation or bankruptcy of any party. The Company has a unilateral right to terminate the agreement by serving 12 months written notice.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

4.    Transactions with Related Parties: (Continued)

During the years ended December 2008, 2009 and 2010, the Company purchased from the Greek Subcontractor marine petroleum products of $351,532, $267,767 and $303,620, respectively, all of which are included under related companies' cost of marine petroleum products sold in the accompanying consolidated statements of income. During the year ended December 31, 2010, the Company also sold to the Greek Subcontractor marine petroleum products of $3,688, which is included under the related companies' sales of marine petroleum products in the accompanying consolidated statements of income.

As of December 31, 2009 and 2010, the amounts due to the Greek Subcontractor were $24,844 and $18,472 respectively, and are included under trade payables to related companies in the accompanying consolidated balance sheets.

 In 2008, the Company entered into an agreement with the Greek Subcontractor. The Company was paying $40 per month and $25 per month per vessel used, in 2008 and 2009, respectively as a barging fee, to the Greek Subcontractor for bunkering services on the Company's behalf at Piraeus and other Greek ports. As of June 1, 2010, the above agreement was terminated. During the year ended December 31, 2009 and 2010, the Company had paid $2,500 and $1,000, respectively, under the bunkering agreement.

Also the Subcontractor had entered into bareboat charter agreement with the owners of Aegean III, Aegean VIII, Aegean XII, Aegean Rose, Aegean Daisy, Aegean Breeze I, Aegean Tiffany, Aegean Ace and Aegean Orion at $0.5 per day per vessel. For the year ended December 31, 2009 and 2010, the bareboat charter revenue was $1,319 and $627 and is presented under other revenues in the accompanying consolidated statement of income. In connection with the above bareboat charter agreements with the owners of the vessels, the Company provided management services to the Subcontractor for the ISM code at $10 per month, per vessel. For the year ended December 31, 2009 and 2010, the revenue from the services was $784 and $336 and is also presented under other revenues in the accompanying consolidated statement of income. As at December 31, 2009 and 2010, the amounts due from the related party concerning these transactions were $0 and $797 respectively, and are included under due from related companies in the accompanying consolidated balance sheets.

As of June 1, 2010, the above agreements were terminated.

On October 1, 2008, the Greek Subcontractor and the Company's subsidiary Aegean Maistros Maritime Company, owner of Ro-Ro Maistros, signed an agreement so that the Greek Subcontractor could ship 55,000 cubic meter of petroleum products per annum at Euro 0.07 or $0.09 per cubic meter. This contract was terminated on June 10, 2009, when the Company sold the two specialty tankers, Maistros and Ostria, to an unaffiliated third party purchaser. For the year ended December 31, 2009 and 2010, the Company had received $2,143 and $0, which are presented under voyage revenues in the accompanying consolidated statement of income.

Additionally, as of April 5, 2010, the Greek Subcontractor and the Company's subsidiary Aegean Gas, owner of the vessel Mediterranean signed an agreement so that the Greek Subcontractor could use the vessel as a storage facility upon a rate of €35,000 per month. For the year ended December 31, 2010, the Company's revenue under this contract was $447 and is presented under other revenues in the accompanying consolidated statement of income.

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

(i)
Aegean Shipping is a customer of the Company. It purchases marine fuel and lubricants, which it consumes during the voyages of its vessels. The Company's sales of marine fuel and lubricants to Aegean Shipping for the years ended December 31, 2008, 2009 and 2010, amounted to $9,628, $5,779 and $7,619, respectively, and are included under related companies' sales of marine petroleum products in the accompanying consolidated statements of income.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

4.    Transactions with Related Parties: (Continued)

(ii)
On October 14, 2009, the Company's subsidiary, Aegean Ostria Maritime Company, entered into a memorandum of agreement with Aegean Gas Maritime Company, a company owned and controlled by members of the family of Mr. Dimitris Melisanidis, for the purchase of a 20,000 dwt double hull bunkering barge, the Mediterranean, to be used as a floating storage facility. The purchase price of the vessel was $17,000. The acquisition was completed on February 25, 2010. The purchase was completed by acquiring the shares of the company owing the Mediterranean by amending the memorandum of agreement.

As of December 31, 2009 and 2010, the amounts due from Aegean Shipping were $6,894 and $7,225 respectively, and are included in the accompanying consolidated balance sheets.

(c)    General Maritime Corporation ("General Maritime"):

Aegean's Chairman of the Board, Mr. Peter C. Georgiopoulos, also serves as Chairman, President and Chief Executive Officer of General Maritime which is a publicly-traded tanker company with shares listed on the New York Stock Exchange. During the years ended December 31, 2008, 2009 and 2010, the Company's sales to General Maritime amounted to $1,258, $7,326 and $30,030, respectively, which are included under related companies' sales of marine petroleum products in the accompanying consolidated statements of income. As at December 31, 2008, 2009 and 2010, the amounts due from General Maritime were $21, $1,144 and $9,813, respectively, which are included in the accompanying consolidated balance sheets.

(d)   Fairy Marine Ltd ("Fairy Marine"):

In 2009, the Company entered into three separate agreements with Fairy Marine, which is owned and controlled by relatives of Mr. Dimitris Melisanidis, for the vessel Aegean IX. On January 9, 2009 the bareboat charter agreement set $0.2 per day as charter hire, the management agreement, signed on January 10, 2009, was agreed for $6 per month and finally the charter-party agreement, on January 9, 2009, defined the time charter fee for $3.5 per day. However, on December 18, 2009 all the above agreements were terminated after the sale of the vessel Aegean IX to an unaffiliated third party purchaser.

For the years ended December 31, 2009 and 2010, the bareboat and the management agreement resulted to $136 and $0 respectively, and are included in the other revenues in the accompanying consolidated balance sheets, while the time charter expenses upon the agreement amounted to $1,201 and $0, and are included in the other operating expenses in the accompanying consolidated balance sheets. As at December 31, 2009, the Company is liable to the Fairy Marine for the amount of $555, which is included in other payables to related parties in the accompanying consolidated balance sheets while as at December 31, 2010 the amount due from Fairy Marine was $1,253 and is included in the accompanying consolidated balance sheets.

(e)   Melco S.A. ("Melco"):

During the year ended December 31, 2010, the Company sold to Melco, which is owned and controlled by relatives of Mr. Dimitris Melisanidis, marine petroleum products of $4,134 which is included under the related companies' sales of marine petroleum products in the accompanying consolidated statements of income. As at December 31, 2010, the amount due from Melco was $521 and is included in the accompanying consolidated balance sheets.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

4.   Transactions with Related Parties: (Continued)

(f)   Other companies:

The amounts due from other companies of Aegean's Chairman of the Board, Mr. Peter C. Georgiopoulos, were $0 and $316 for the years ended December 31, 2009 and 2010, respectively, and are included under due from related companies in the accompanying consolidated balance sheets.

The amounts due from other companies owned Mr. Dimitris Melisanidis or his relatives were $0 and $585 for the years ended December 31, 2009 and 2010, respectively, and are included under due from related companies in the accompanying consolidated balance sheets.

The amounts due to other companies owned Mr. Dimitris Melisanidis or his relatives were $30 and $572 for the years ended December 31, 2009 and 2010, respectively, and are included under other payables to related companies in the accompanying consolidated balance sheets.

5.     Inventories:

The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

	December 31,
	2009	2010
Held for sale:
Marine Fuel Oil	129,767	124,316
Marine Gas Oil	8,921	27,726
	138,688	152,042
Held for consumption:
Marine fuel	263	1,739
Lubricants	959	995
Stores	24	24
Victuals	181	218
	1,427	2,976
Total	140,115	155,018

6.	Prepayments and Other Current Assets:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	December 31,
	2009	2010
Insurance prepaid	223	386
VAT receivable	12,854	17,313
Other prepayments	11,399	8,451
Total	24,476	26,150

7.    Advances for Vessels under Construction and Acquisitions:

On May 25, 2007, as amended, the Company signed five separate shipbuilding contracts with Fujian for five 4,600 dwt, double skin, double bottom, product oil tankers (Hull Numbers DN-3800-11 to 15). The construction price of each contract is $9,590 which is payable 8% in advance, 22% upon steel-cutting, 19% upon keel-laying, 12% upon launching and 39% upon delivery and acceptance. The Hull Numbers DN-3800-11 to DN-3800-13 have been delivered as of December 31, 2010.

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

On February 9, 2009, and in connection with the agreement with the Fujian Southeast Shipyard ("Fujian"), which was signed on May 25, 2007, as amended, the Company signed five separate contracts with an engineering firm for the design, building supervision, representation, procurement of machineries and supplies, and turn-key delivery of the five 4,600 dwt product oil tankers (hull numbers DN-3800-11 to 15). The price of each such contract is $1,150, of which 15% is payable upon keel-laying, 40% is payable upon launching and 45% is payable upon delivery and acceptance. The Hull Numbers DN-3800-11 to DN-3800-13 have been delivered as of December 31, 2010.

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

On June 25, 2009, the Company's acquired subsidiary Seatra BVBA (part of the Verbeke business) had signed, along with the other 50% third-party co-owner, an agreement with the Erlenbacher Schiffswerft shipyard, for the construction of a 2,500 dwt motor tanker (hull number NB 1166). The construction price of the contract is €3,090,000 and is payable with the progress of the construction. As of December 31, 2010, the amount of the contract has been fully repaid, however the vessel is expected to be delivered in the second quarter of 2011.

The amounts shown in the accompanying consolidated balance sheets include milestone payments relating to the shipbuilding and engineering contracts and any material related expenses incurred during the construction periods capitalized in accordance with the accounting policy discussed in Note 2.

As of December 31, 2010, the account, advances for vessels under construction and acquisitions, is analyzed as follows:

			December 31, 2010
Vessel Name	Year of Expected Delivery	Contract Amount	Contract Payments	Capitalized Costs	Total
Fujian Shipyard
DN-3800-13*	2011	10,789	10,789	1,152	11,941
DN-3800-14	2011	10,740	6,485	526	7,011
DN-3800-15	2011	10,740	6,485	485	6,970
Qingdao Hyundai Shipyard
QHS-225*	2011	11,982	11,982	1,293	13,275
QHS-226	2011	12,200	10,420	770	11,190
QHS-227	2011	12,200	10,420	528	10,948
QHS-228	2011	12,200	10,420	515	10,935

NB 1166	2011	5,563	5,563	25	5,588
	Total	86,414	72,564	5,294	77,858

*Vessel delivered in 2010 but as of December 31, 2010 was not positioned and operational.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

7.     Advances for Vessels under Construction and Acquisitions: (Continued)

Interest on the advances paid by the Company in respect of these contracts is computed at the weighted average borrowing cost of the Company, for the duration of the construction period, and capitalized in advances for vessels under construction on the accompanying balance sheets.  Total interest capitalized for the years ended December 31, 2008, 2009 and 2010 was $2,868, $1,774 and $901, respectively.

During the years ended December 31, 2009 and 2010, the movement of the account, advances for vessels under construction and acquisitions, was as follows:

	Year Ended December 31,
	2009	2010
Balance at beginning of period	113,564	136,494
Advances for vessels under construction and related costs	85,617	61,967
Advances for second hand vessel acquisitions	29,814	26,576
Vessels delivered	(92,501)	(147,179)
Balance at end of period	136,494	77,858

As of December 31, 2010, the remaining obligations under the construction and supervision contracts which are payable within 2011 are $13,850.

8.    Advances for Other Fixed Assets under Construction:

Fujairah in-land storage facility: In July 2010, the Company assumed a 25-year terminal lease agreement from a related party, which will be automatically renewed for an additional 25 years, with the Municipality of Fujairah, and to build an in-land storage facility in the United Arab Emirates with total estimated costs of $105,000. The Company is expected to complete the construction of the new facility until the end of year 2013 and the payment of the contractual amounts will be made with the progress of the construction.  As of December 31, 2010, the Company has paid advances for construction of the in-land storage facility amounting to $11,630. The contractual obligations arising from signed contracts relating to this project after December 31, 2010 are $93,195.

9.     Vessels:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Vessel Cost	Accumulated Depreciation	Net Book Value
Balance, December 31, 2008	260,741	(26,606)	234,135
- Vessels acquired and delivered	92,501	-	92,501
- Vessels sold	(31,327)	1,051	(30,276)
- Depreciation for the year	-	(16,438)	(16,438)
Balance, December 31, 2009	321,915	(41,993)	279,922
- Vessels acquired and delivered	169,359	-	169,359
- Vessels sold	(11,785)	8,368	(3,417)
- Depreciation for the year	-	(20,543)	(20,543)
Balance, December 31, 2010	479,489	(54,168)	425,321

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

9.     Vessels: (Continued)

On January 14, 2010, the Company signed a memorandum of agreement with a third-party seller for the purchase of a Norwegian-flagged 84,040 dwt (built in 1990) double hull bunkering tanker, the Difko Chaser (renamed "Aeolos") which became operational as a floating storage facility in the Company's service center in Gibraltar. The purchase price of the vessel was $6,500, which was fully paid on the delivery of the vessel on February 22, 2010. The total capitalized cost of this asset, of $9,396, includes $2,896 of amounts which were not included in the contract price of the vessel but which were material costs incurred upon acquisition.

On February 25, 2010, the Company's subsidiary, Aegean Ostria Maritime Company, entered into an agreement to purchase a related company, Aegean Gas Maritime Company, which was owned and controlled by members of the family of Mr. Dimitris Melisanidis. Aegean Gas Maritime Company's only asset is the vessel Mediterranean, a 20,000 dwt double hull bunkering barge, which will be used by the Company as a floating storage facility.  The Company accounted for the transaction as an asset acquisition. The purchase price of the vessel was $17,180. Disinterested members of the Company's board of directors determined that the purchase price was no greater than what would have been paid by a third party on an arm's length basis for the same vessel at the time it entered into the memorandum of agreement.

On April 30, 2010, the Company sold the vessel Aegean Pride I to an unaffiliated third-party purchaser for an aggregate price of $1,900. The loss on sale of $1,542 was calculated as the sale price less the carrying value of the vessel of $2,654, related sales expenses of $25 and the carrying value of unamortized dry-docking costs of $763. This loss is included under the (gain)/loss on sale of vessel in the consolidated statements of income for the year ended December 31, 2010.

On September 15, 2010, the Company sold the vessel Aegean Force to an unaffiliated third-party purchaser for an aggregate price of $1,100. The gain on sale of $2 was calculated as the sale price less the carrying value of the vessel of $763, related sales expenses of $55 and the carrying value of unamortized dry-docking costs of $280. This gain is included under the (gain)/loss on the sale of vessels, net in the consolidated statement of income for the year ended December 31, 2010.

During the year ended December 31, 2009, the Company took deliveries of the following vessels:

Vessel Name	Date of operation	Year Built	Size (dwt)	Total cost capitalized
Kalymnos	06/12/2009	2009	6,283	11,995
Aegean Champion	05/27/2009	1991	23,400	12,810
Aegean Star	10/28/2009	1980	11,520	8,194
Kerkyra	10/07/2009	2009	6,290	12,583
Ostria	Nil	2009	2,454	16,583
Aegean Ace	05/18/2009	1992	1,615	3,630
Naxos	01/29/2009	2009	4,600	8,844
Ithaki	10/03/2009	2009	6,272	12,043
PT22	08/20/2009	2001	2,507	4,777
Fujairah Launch	05/07/2009	1991	41	667
Ghana Launch	10/01/2009	2003	8	375
				92,501

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

9.     Vessels: (Continued)

For the year ended December 31, 2010, the Company took deliveries of the following vessels:

Vessel Name	Date of operation	Year Built	Size (dwt)	Total cost capitalized
Andros	03/17/2010	2010	4,605	11,435
Dilos	07/22/2010	2010	4,593	11,914
Kefalonia	01/04/2010	2009	6,272	12,409
Paxoi	01/23/2010	2009	6,310	12,364
Zakynthos	03/18/2010	2010	6,303	12,289
Lefkas	04/24/2010	2010	6,321	12,279
Kythira	06/11/2010	2010	6,314	12,321
Nisyros	07/27/2010	2010	6,312	11,722
Karpathos	09/23/2010	2010	6,247	11,945
Leros	11/06/2010	2010	6,311	11,925
Aeolos	05/07/2010	1990	84,040	9,396
Mediterranean	02/28/2010	1982	19,894	17,180
Colorado	04/01/2010	2004	5,088	9,688
Vigo	04/01/2010	1971	1,319	538
Elbe	04/01/2010	1962	542	282
Ellen	04/01/2010	1971	1,439	471
Blender	04/01/2010	1963	736	235
Willem SR	04/01/2010	2006	3,180	740
Steidamm	04/01/2010	1972	1,634	875
Tapuit	04/01/2010	1971	2,500	336
Texas	04/01/2010	2003	4,165	9,015
				169,359

Cost of vessels at December 31, 2008, 2009 and 2010, includes $27,906, $35,575 and $57,268, respectively, of amounts not included in the contract price of the vessels but which were material expenses incurred upon acquisition and are capitalized in accordance with the accounting policy discussed in Note 2.

As of December 31, 2010, all of the Company's operational vessels, except for the Vera, Hope, Aegean Star, Mediterranean, PT25, PT36, PT22 and the vessels owned by the Verbeke business, described in Note 1, were mortgaged under the Company's various debt agreements.

10.   Other Fixed Assets:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Land	Buildings	Other	Total
Cost, December 31, 2009	-	1,008	1,590	2,598
- Additions	9,036	2,451	1,310	12,797
- Disposals	-	-	(508)	(508)
Cost, December 31, 2010	9,036	3,459	2,392	14,887

Accumulated depreciation, December 31, 2009	-	159	792	951
- Depreciation expense	-	121	428	549
- Disposals	-	-	(124)	(124)
Accumulated depreciation, December 31, 2010	-	280	1,096	1,376

Net book value, December 31, 2009	-	849	798	1,647
Net book value, December 31, 2010	9,036	3,179	1,296	13,511

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

10.   Other Fixed Assets: (Continued)

On January 14, 2010, the Company's subsidiary, Aegean Caribbean Holdings, entered into an agreement to purchase a related company, Caribbean Renewable Energy Sources (CRES), which was owned and controlled by members of the family of Mr. Dimitris Melisanidis. CRES owns a property in Jamaica that is intended to be used as a land-based storage facility.  The Company accounted for the transaction as an asset acquisition. The purchase price for the property was $9,800. Disinterested members of the Company's board of directors determined that the purchase price was no greater than what would have been paid by a third party on an arm's length basis for the same vessel at the time it entered into the memorandum of agreement.

11.   Deferred Charges:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Drydocking	Financing Costs	Total
Balance, December 31, 2008	11,485	955	12,440
- Additions	7,055	1,200	8,255
- Disposals	(69)	-	(69)
- Amortization for the year	(4,574)	(676)	(5,250)
Balance, December 31, 2009	13,897	1,479	15,376
- Additions	9,987	411	10,398
- Disposals	(1,043)	-	(1,043)
- Amortization for the year	(5,805)	(861)	(6,666)
Balance, December 31, 2010	17,036	1,029	18,065

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

12.   Intangible assets:

The Company has identified finite-lived intangible assets associated with concession agreements acquired with the purchase of the Portland subsidiary and the Las Palmas site and a non-compete covenant identified at the purchase price allocation of the Verbeke business. The values recorded have been recognized at the date of the acquisition and are amortized on a straight line basis and over their useful life.

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

		Concession agreements
		Portland port	Las Palmas port	Non-compete covenant	Total
Amount acquired		7,772	10,525	3,365	21,662
Accumulated Amortisation	2009	677	-	-	677
as per December 31	2010	989	301	388	1,678
	2009	7,095	-	-	7,095
NBV as per December 31,	2010	6,783	10,224	2,977	19,984
	2011	312	601	517	1,430
	2012	312	601	517	1,430
Amortisation schedule	2013	312	601	517	1,430
	2014	312	601	517	1,430
	2015	312	601	517	1,430
Thereafter	5,223	7,219	392	12,834

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

13.  Short-term Borrowings:

The amounts comprising short-term debt in the accompanying consolidated balance sheet are analyzed as follows:

Short-term borrowings:	December 31, 2009	December 31, 2010
Loan Facility:
a) Revolving overdraft credit facility dated 3/1/2010	-	1,600
b) Senior secured revolving credit facility dated 11/12/2010	50,000	-
c) Trade credit facility dated 11/19/2010	-	60,060
d) Revolving credit facility dated 10/29/2010	-	52,229
e) Revolving credit facility dated 10/12/2010	-	40,000
f) Revolving credit facility dated 6/7/2010	-	2,995
g)Receivables credit and assignment agreement dated 9/21/2010	-	50,000
Total short-term borrowings	50,000	206,884

a)    On March 11, 2008, the Company entered into a one year, annually-renewable revolving overdraft credit facility with a Greek bank for an amount of $20,000. The facility is secured by a first priority mortgage over the vessels, Vera, Sara and Hope and bears interest at LIBOR plus 2.50%.  Furthermore, the credit facility contains financial covenants requiring the Company to ensure that (i) adjusted consolidated book net worth, as defined, not be less than $175,000, (ii) consolidated leverage ratio, as defined, not to exceed 0.65-to-one, and (iii) consolidated liquid funds, as defined, not be less than $25,000.

On April 23, 2009, the Company renewed retroactively from March 11, 2009, for a period of one year, until March 11, 2010, the revolving overdraft facility with a Greek bank for an amount of $20,000, which was signed on March 11, 2008. The renewed facility bears interest at LIBOR plus 2.50% for the first $10,000 and LIBOR plus 3.50% for the remaining amount. All other terms and conditions remain the same as referred above.

On March 1, 2010, the Company renewed the existing revolving overdraft credit facility with a Greek bank until March 15, 2011 and amended to increase the amount to $30,000, adding to the existing securities the vessels Aegean Ace, Aegean Star and Aegean Champion. The renewed facility bears interest at LIBOR plus 2.50% for the first $10,000 borrowed and LIBOR plus 3.50% for additional amounts outstanding. As of December 31, 2009 and 2010, the Company had an outstanding balance of $0 and $1,600 respectively.

b)    On September 17, 2009, the Company entered into an annually renewable senior secured revolving credit facility with a Greek bank for an amount of $50,000. The facility is secured by, among other things, the Company's receivables and corporate guarantee, and bears interest at LIBOR plus 2.50%. The credit facility contains certain covenants and undertakings that require, among other things, that the Company maintain its listing on the New York Stock Exchange, the net equity base will not be less than $175,000, the interest coverage ratio will not be less than 1.3-to-one; the total liabilities to total assets will not exceed 65% and the Company maintain additional free liquidity of $25,000 at the end of each calendar month and an average minimum daily free liquidity of $10,000.

On November 12, 2010, this facility was committed by the bank until September 30, 2011 with the terms accepted by the Company on February 9, 2011. On this date, the Company amended the renewed facility to bear interest at LIBOR plus 3.50%, require the monthly average consolidated liquid funds to exceed $30,000 and require the consolidated leverage ratio under the corporate guarantee to be higher than 0.75%.

As of December 31, 2009 and 2010, the Company had an outstanding balance of $50,000 and $0 respectively.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

13.  Short-term Borrowings: (Continued)

c)    On November 19, 2009, the Company entered into an uncommitted trade credit facility with an international commercial lender. The trade credit facility for up to $100,000, with a sub-limit in an amount of $20,000 for a short-term transit and storage financing. The trade credit facility had a one-year term and was renewed on its anniversary on the same terms and conditions until the execution of a new facility that is currently under negotiation.. The availability of any letters of credit, overdrafts or cash advances under the trade tredit facility is subject to the lender's discretion. The facility bears interest at a rate of the lender's cost of funds plus 2.0% for overdrafts. The facility is guaranteed by the Company and is secured by, among other things, the Company's assigned receivables and fuel oil and gas oil stored or to be stored in a storage facility acceptable to the lender and pledged in its favor. Under the trade credit facility the maximum credit terms given to any individual counterparty may be 45 days from the delivery of the products; the inventories may only be financed up to 30 days from the date such inventories are delivered to the storage facility; and the product to be stored and in transit may be financed up to 10 calendar days from the date of the bill of lading. The trade credit facility contains covenants requiring, among other things, that AMP's minimum total net equity is at least $80,000 and has minimum cash collateral of $5,000 at all times; the Company maintains its listing on the New York Stock Exchange; has total net equity not less than $180,000; and has a minimum current ratio of 1.15 with a minimum working capital of $50,000. As of December 31, 2009 and 2010, the Company had an outstanding balance of $0 and $60,060 respectively.

d)    On April 1, 2010, in connection with the Company's acquisition of the Verbeke Business, the Company has assumed an overdraft facility with a Belgian bank in amount of up to $45,000. The facility bears interest at 9.00%. As of December 31, 2009 and 2010, the Company had an outstanding balance of $0 and $52,229 (of which € 13,000,000) respectively.

e)    On April 27, 2010, the Company, through its subsidiary Verbeke Bunkering, entered into an overdraft facility with a Belgian bank for an amount of up to $45,000 and €500,000. The facility bears interest at 8.30%. As of December 31, 2009 and 2010, the Company had an outstanding balance of $0 and $40,000 respectively.

In October 2010, the credit lines of both facilities under (d) and (e) of the Company's subsidiary, Verbeke Bunkering, with the Belgian banks were increased to up to $55,000 and $70,000 plus €500,000 respectively. The facilities are secured by the Company and drawdowns on the facilities are limited to a maximum of 90% of the accounts receivable accepted by the banks and credit-insured, equally shared between the Belgian banks.  The $55,000 facility bears interest at EURIBOR plus 2.00% for drawdowns in Euros and a rate of 9.00% for other credit advances. The $70,000 and €500,000 facility bears interest at LIBOR plus 2.00% for drawdowns in U.S. dollars and LIBOR plus 2.50% for other credit advances.

f)     On June 7, 2010, the Company's subsidiary, AMP, entered into an uncommitted revolving credit facility with an international commercial lender for an amount up to $100,000 and a one-year term. The availability of any letters of credit, overdrafts or cash advances under the revolving credit facility is subject to the lender's discretion. The facility contains certain covenants and undertakings that require, among other things, that the Company maintains minimum working capital of 75,000; minimum equity of $200,000; and minimum current ratio of 1.15;

The availability of any letters of credit, overdrafts or cash advances under the credit facility is subject to the lender's discretion. The facility bears interest at a rate of the lender's cost of funds plus 2.0% for overdrafts. The facility is guaranteed by the Company and is secured by, among other things, the assignment of and pledge of receivables and fuel oil and gas oil stored or to be stored in a storage facility acceptable to the lender. As of December 31, 2009 and 2010, the Company had an outstanding balance of $0 and $2,995 respectively.

g)    On September 21, 2010, the Company entered into a receivables credit and assignment agreement with an international bank for an amount up to $50,000 and a one-year term. The facility bears interest at LIBOR plus 2.00%. The facility contains covenants requiring, among other things, that the minimum current ratio is 1.15. As of December 31, 2009 and 2010, the Company had an outstanding balance of $0 and $50,000 respectively.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

13.   Short-term Borrowings: (Continued)

Total interest incurred on short-term borrowings for the years ended December 31, 2008, 2009 and 2010 amounted to $7,495, $930 and $3,639, (Note 17) respectively, and is included in interest and finance costs, in the accompanying consolidated statements of income. During the years ended December 31, 2009 and 2010, the weighted average interest rate (including the margin) was 3.19% and 2.72%, respectively.

As of December 31, 2010, the Company had $171,393 available undrawn amount under its short-term loan agreements to finance working capital requirements.

14.   Long-term Debt:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

		December 31,
	Borrower(s)	2009	2010
(a)	Serifos, Kithnos, Santorini, Paros, Naxos	32,140	29,740
(b)	Milos, Amorgos, Kimolos, Syros, Mykonos	28,220	25,420
(c)	Eton, Benmore and Ingram	18,384	23,961
(d)	Tasman and Santon	13,817	16,047
(e)	Kerkyra, Ithaki, Kefalonia, Paxoi, Zakynthos, Lefkas, Kythira	48,865	59,658
(f)	Andros, Dilos, Ios, Sifnos,Tinos	19,811	34,228
(g)	Kassos, Tilos, Halki, Symi	25,300	31,970
(h)	Aegean III, VIII, XII	12,500	10,500
(i)	Blatoma	-	2,844
(j)	Verbeke Bunkering	-	3,446
(k)	Overdraft facility under senior secured credit facility dated 03/16/2009 (1)	152,000	180,000
	Total	351,037	417,814
	Less: Current portion	(13,147)	(74,896)
	Long-term portion	337,890	342,918

(a)   On August 30, 2005, as amended, Serifos, Kithnos, Santorini, Paros and Naxos, as co-borrowers, jointly and severally entered into a syndicated secured term loan with an international bank for an amount of $35,500 to partially finance the construction costs of vessels Serifos, Kithnos, Santorini, Paros, Naxos, respectively (five tranches of $7,100 each). Each tranche is available in seven advances, as defined in the loan agreement. Each tranche is repayable in 40 consecutive quarterly installments, with the first 30 being in the amount of $120 each and the remaining 10 being in the amount of $110 each, plus a balloon payment of $2,400 payable with the last installment. The first installment of each tranche is repayable three months after the date of drawdown of the respective delivery advance.

The loan bears interest at LIBOR plus 1.40% during each vessel's pre-delivery period and at LIBOR plus 1.30% during each vessel's post-delivery period. During the years ended December 31, 2008, 2009 and 2010, the weighted average interest rate (including the margin) was 4.42%, 2.22% and 1.64%, respectively, while at December 31, 2009 and 2010, the interest rate (including the margin) was 1.56% and 1.59%, respectively. As of December 31, 2009 and 2010, the outstanding balance of the loan was $32,140 and $29,740, respectively.

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

14.    Long-term Debt: (Continued)

(b)   On February 10, 2006, Milos, Amorgos, Kimolos, Syros and Mykonos, as co-borrowers, jointly and severally entered into a secured term loan with an international bank for an amount of $33,400 to partially finance the construction costs of vessels Milos, Amorgos, Kimolos, Syros, Mykonos, respectively (five tranches of $6,680 each). Each tranche is available in four advances, as defined in the loan agreement. Each tranche is repayable in 48 consecutive quarterly installments, with the first 47 being in the amount of $140 each and the last installment being in the amount of $100. The first installment of each tranche is repayable three months after the date of drawdown of the respective delivery advance.

On December 19, 2006, this facility was refinanced by a term loan (with identical terms and conditions) with the same bank under the 2006 Senior Secured Credit Facility.

The loan bears interest at LIBOR plus 1.15% plus additional compliance costs. During the years ended December 31, 2008, 2009 and 2010, the weighted average interest rate (including the margin) was 3.97%, 1.61% and 1.44%, respectively, while at December 31, 2009 and 2010, the interest rate (including the margin) was 1.42% and 1.40%, respectively. As of December 31, 2009 and 2010, the outstanding balance of the loan was $28,220 and $25,420, respectively.

The loan agreement contains financial covenants requiring the Company to ensure that market value adjusted net worth shall not be less than $150,000; that minimum liquidity shall not less than $25,000; that the ratio of total liabilities to total assets shall not exceed 0.65-to-one.

(c)   On October 25, 2006, Eton, Benmore and Ingram, as co-borrowers, jointly and severally entered into a syndicated secured term loan with an international bank for an amount of $26,250 to partially finance the construction costs of vessels Patmos, Nisyros, Karpathos (three tranches of $8,750 each). Each tranche is available in five advances, as defined in the loan agreement. Each tranche is repayable in 40 consecutive quarterly installments in the amount of $125 each, plus a balloon payment of $3,750 payable together with the last installment. The first installment of each tranche is repayable three months after the date of drawdown of the respective delivery advance.

The loan bears interest at LIBOR plus 1.30% before delivery of each vessel and at LIBOR plus 1.1875% after such vessel's delivery. During the years ended December 31, 2008, 2009 and 2010, the weighted average interest rate (including the margin) was 4.60%, 1.99% and 1.59%, respectively, while at December 31, 2009 and 2010, the interest rate (including the margin) was 1.38% and 1.77%, respectively. As of December 31, 2009 and 2010, the outstanding balance of the loan was $18,384 and $23,961, respectively.

The loan agreement contains financial covenants requiring the Company to ensure that book net worth shall not be less than $100,000; that the ratio of total liabilities to total assets shall not exceed 0.65-to-one; that the current ratio shall not be less than 1.25-to-one.

(d)   On October 27, 2006, Tasman and Santon, as co-borrowers, jointly and severally entered into a secured term loan with a Greek bank for an amount of $17,600 to partially finance the construction costs of vessels Kalymnos and Leros (two tranches of $8,800 each). Each tranche is available in five advances, as defined in the loan agreement. Each tranche is repayable in 40 consecutive quarterly installments in the amount of $154 each, plus a balloon payment of $2,640 payable together with the last installment. The first installment of each tranche is repayable three months after the date of delivery of the respective vessel.

The loan bears interest at LIBOR plus 1.15% on the principal amount repayable in quarterly installments (for each tranche: $6,160) and at LIBOR plus 1.25% on the principal amount repayable in a balloon payment (for each tranche: $2,640). During the years ended December 31, 2008, 2009 and 2010, the weighted average interest rate (including the margin) was 4.60%, 1.69% and 1.46%, respectively, while at December 31, 2009 and 2010, the interest rate (including the margin) was 1.41% and 1.46%, respectively. As of December 31, 2009 and 2010, the outstanding balance of the loan was $13,817 and $16,047, respectively.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

14.   Long-term Debt: (Continued)

(e)   On October 30, 2006, Kerkyra, Ithaki, Kefalonia, Paxoi, Zakynthos, Lefkas and Kythira, as co-borrowers, jointly and severally entered into a syndicated secured term loan with an international bank for an amount of $64,750 to partially finance the construction costs of vessels Kerkyra, Ithaki, Kefalonia, Paxoi, Zakynthos, Lefkas and Kythira (seven tranches of $9,250 each). Each tranche is available in five advances, as defined in the loan agreement. Each tranche is repayable in 40 consecutive quarterly installments in the amount of $125 each, plus a balloon payment of $4,250 payable together with the last installment. The first installment of each tranche is repayable three months after the date of drawdown of the respective delivery advance.

The loan bears interest at LIBOR plus 1.15% before delivery of each vessel and at LIBOR plus 1.05% after such vessel's delivery. During the years ended December 31, 2008, 2009 and 2010, the weighted average interest rate (including the margin) was 4.22%, 1.96% and 1.71%, respectively, while at December 31, 2009 and 2010, the interest rate (including the margin) was 1.34% and 1.76%, respectively. As of December 31, 2009 and 2010, the outstanding balance of the loan was $48,865 and $59,658, respectively.

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

(f)   On July 5, 2007, Andros, Dilos, Ios, Sifnos and Tinos, as co-borrowers, jointly and severally entered into a syndicated secured term loan with an international bank for an amount of $37,560 to partially finance the construction costs of vessels DN-3800-11, DN-3800-12, DN-3800-13, DN-3800-14 and DN-3800-15 (five tranches of $7,512 each). Each tranche is available in advances, as defined in the loan agreement. Each tranche is repayable in 40 consecutive quarterly installments in the amount of $187 each. The first installment of each tranche is repayable three months after the date of drawdown of the respective delivery advance.

The loan bears interest at LIBOR plus 0.90% before delivery of each vessel and at LIBOR plus 0.85% after such vessel's delivery.

On September 12, 2008, the Company amended the secured term loan which had entered into on July 5, 2007, for an amount of $37,560 with an international bank to partially finance the construction cost of vessels DN-3800-11, DN-3800-12, DN-3800-13, DN-3800-14 and DN-3800-15. This supplemental agreement increases the loan to an amount of $43,160.  The loan is available in five tranches of $8,632 each. Each tranche is repayable in 40 consecutive quarterly installments of $216 each. The first installment of each tranche is repayable three months after the date of drawdown of the final advance.

The loan bears interest at LIBOR plus 1.00%. The loan is collateralized by a first priority mortgage over each of the vessels.

During the years ended December 31, 2008, 2009 and 2010, the weighted average interest rate (including the margin) was 4.07%, 1.86% and 1.43%, respectively, while at December 31, 2009 and 2010, the interest rate (including the margin) was 1.25% and 1.58%, respectively. As of December 31, 2009 and 2010, the outstanding balance of the loan was $19,811 and $34,228, respectively.

The loan agreement contains financial covenants requiring the Company to ensure that market value adjusted net worth shall not be less than $150,000; that minimum liquidity shall not be less than $25,000 held with the lender at the end of each month with average minimum daily free liquidity of $10,000; that the ratio of total liabilities to total assets shall not exceed 0.65-to-one.

(g)   On April 24, 2008, Kassos, Tilos, Symi, and Halki, as co-borrowers, jointly and severally entered into a syndicated secured term loan with an international bank for an amount of $38,800 to partially finance the construction costs of the vessels QHS-225, QHS-226, QHS-227 and QHS-228 (four tranches of $9,700 each). Each tranche is available in two advances, as defined in the loan agreement. Each tranche is repayable in 40 equal consecutive quarterly installments plus a balloon payment of $4,300 payable with the last installment. The first installment of each tranche is repayable three months after the date of drawdown of the respective delivery advance. The loan bears interest at LIBOR plus 1.15% and is secured by the first priority mortgage on the five vessels.

During the years ended December 31, 2008, 2009 and 2010, the weighted average interest rate (including the margin) was 3.84%, 2.39% and 1.83%, respectively, while at December 31, 2009 and 2010, the interest rate (including the margin) was 1.75% and 1.71%, respectively. As of December 31, 2009 and 2010, the outstanding balance of the loan was $25,300 and $31,970, respectively.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

14.   Long-term Debt: (Continued)

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

(h)   On July 8, 2008, the Company entered into a secured term loan facility with a Greek bank for an amount of $15,000. The facility is collateralized by a first priority mortgage over the vessels, Aegean III, Aegean VIII and Aegean XII and bears interest at LIBOR plus 1.25%. The loan is repayable in 20 equal consecutive quarterly installments plus a balloon payment of $5,000 payable with the last installment

During the years ended December 31, 2008, 2009 and 2010, the weighted average interest rate (including the margin) was 3.78%, 2.46% and 1.89%, respectively, while at December 31, 2009 and 2010, the interest rate (including the margin) was 1.75% and 1.84%, respectively. As of December 31, 2009 and 2010, the outstanding balance of the loan was $12,500 and $10,500, respectively.

The loan agreement contains financial covenants requiring the Company to ensure that Market value adjusted net worth shall not be less than $175,000; that minimum liquidity shall not less than $25,000; that the ratio of total liabilities to total assets shall not exceed 0.65-to-one.

(i)    On April 1, 2010, the Company increased its long term debt due to the Verbeke Business acquisition by a loan agreement of an amount of €3,740,000 with a Belgian bank dated on March 22, 2004 to finance the construction of its vessel Texas. The interest rate is at 4.36%, was renewed on April, 01, 2009 and is renewable every five years. As of December 31, 2010, the outstanding balance under this facility was $2,844 (€2,146,000).

(j)    On April 1, 2010, the Company increased its long term debt due to the Verbeke Bunkering acquisition by a loan agreement of an amount of €4,000,000 with a Belgian bank dated on February 25, 2009. The facility bears interest of EURIBOR plus 2.5%. During the year ended December 31, 2010 and after the acquisition date of the Verbeke Business, the weighted average interest rate (including the margin) was 3.51%, while at December 31, 2010, the interest rate (including the margin) was 3.51%. As of December 31, 2010, the outstanding balance under this facility was $3,446 (€2,600,000).

(k)   On March 16, 2009, the Company renewed retroactively from February 1, 2009, for a period of two years, until January 30, 2011, the senior secured syndicated revolving guarantee and letter of credit facility that was signed on September 30, 2008. The amount of the facility was up to $1,000,000, for working capital and general corporate purposes. The renewed facility had a committed amount of up to $250,000 consisting of a guarantee and/or letter of credit line in an amount of up to $147,500 and a cash advance limit in an amount of up to $208,000 on March 31, 2009. The facility bears interest at LIBOR plus 2.50%, while documentary and standby letters of credit are subject to commissions of 0.75% and 1.50%, respectively.  The loan agreement contains financial covenants requiring the Company to ensure that book net worth shall not be less than $175,000; that minimum liquidity shall not be less than $25,000 held with the lender at the end of each month with average minimum daily free liquidity of $10,000; that the ratio of total liabilities to total assets shall not exceed 0.65-to-one and that the Company's interest coverage ratio is always higher than 1.3. As of  December 31, 2010, the outstanding balance of the loan was $180,000, $55,000 of which have been reclassified to current portion since the renewal of the above agreement for an additional two-year period, committed on March 3, 2011, and described in the subsequent events, has a committed amount of up to $125,000.

As of December 31, 2010, the outstanding vessel-financing loans are generally collateralized as follows:

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

14.   Long-term Debt: (Continued)

The vessel-financing loan agreements contain ship finance covenants including restrictions as to changes in management and ownership of the vessels, additional indebtedness and mortgaging of vessels without the bank's prior consent as well as minimum requirements regarding the ratio of the market value of the relevant vessel to the outstanding loan amount and the ratio of the insured amount of the relevant vessel to the outstanding loan amount. In addition, the borrowing companies and/or their managers must maintain working capital accounts with the lending banks, as defined in the loan agreements. Furthermore, the vessel-owning subsidiary companies are not permitted to pay any dividends without the lenders' prior consent. The vessel-owning subsidiary companies with outstanding loans had restricted net assets amounting to $(5,154) and $(19,768), as of December 31, 2009 and 2010, respectively.

As of December 31, 2010, all of the Company's vessels-under-construction as well as newly-completed vessels, having a total carrying value of $343,492, have been provided as collateral to secure the long-term debt discussed above.

Total interest incurred on long-term debt for the years ended December 31, 2008, 2009 and 2010 amounted to $5,384, $8,366 and $9,011, respectively, (Note 17) and is included in interest and finance costs in the accompanying consolidated statements of income. Accrued interest expense on long-term debt as of December 31, 2009 and 2010 amounted to $318 and $831, respectively, and is included in accrued and other current liabilities in the accompanying consolidated balance sheets.

The total amount available under the Company's long-term debt agreements was $21,481 as of December 31, 2010.

As of December 31, 2010, the Company was in compliance with all financial covenants on all its loans.

The annual principal payments required to be made after December 31, 2010, are as follows:

Amount
2011	74,896
2012	20,134
2013	149,628
2014	17,333
2015	17,028
2016 and thereafter	138,795
417,814

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

15.      Commitments and Contingencies:

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

On April 1, 2005, the Company signed a ten-year Marine Fuel Supply Service Agreement with the Greek Subcontractor (refer to Note 4).

(b)
Lease Commitments: The Company leases certain property under operating leases, which require the Company to pay maintenance, insurance and other expenses in addition to annual rentals. The minimum annual payments under all noncancelable operating leases at December 31, 2010 are as follows:

2011	7,360
2012	13,163
2013	13,160
2014	13,097
2015	13,097
Thereafter	254,467

Total minimum annual payments under all noncancelable operating leases	314,344

Rent expense under operating leases was $1,108, $1,237  and $1,897  for the years ended December 31, 2008, 2009 and 2010, respectively.

(c)
Standby Letters Of Credit:  In the normal course of business, for certain suppliers, under certain long-term supply contracts, or under certain long-term construction contracts, the Company is required to post standby letters of credit in order to secure lines of credit. As of December 31, 2010, the total outstanding standby letters of credit amounted to $141,931. The Company has not defaulted on payment of any of its accounts payable so as to cause any of the issuers of the standby letters of credit to settle the Company's accounts payable on the Company's behalf. All the standby letters of credit expire during 2011. The Company expects to extend the validity date of these instruments throughout the duration of the Company's contractual or operating relationships with the respective suppliers.

(d)
Letters of Guarantee: Under the Singapore law, the Company is required to issue letters of guarantee for payroll taxes of crew members during their employment. The guarantee extends for the duration of the employment and the Company is required to pay only if the crew member does not meet individual tax obligations. The Company currently does not believe it will be required to make a payment under these guarantees and accordingly has not recorded any liability. The maximum amount the Company could be required to pay as of December 31, 2010 is $582 (or SIN$751), is maintained in fixed deposits and presented in the prepayments and other current assets in the accompanying consolidated balance sheets.

(e)
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

15.    Commitments and Contingencies: (Continued)

(f)
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

In January 2010, a former director of the Company's Ghanaian subsidiary and a company controlled by him, commenced an action in Ghana against two of the Company's subsidiaries for alleged wrongful termination of such director's directorship and deprivation of an opportunity to hold 70% shares in an oil trading company and 30% shares in a shipping agency allegedly agreed to be formed by the parties. The plaintiffs are seeking a payment of approximately $7,000 and damages for breach of trust, extreme mental anguish, pain and suffering, and loss of earnings.  The Company believes that the plaintiffs's claims are unwarranted and that the outcome of this litigation will have no material effect on the Company.

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

16.   Other Operating Expenses:

The amounts in the accompanying consolidated statements of income are analyzed as follows:

	Year Ended December 31,
	2008	2009	2010
Bunkering tanker voyage expenses	2,020	2,541	4,152
Bunkering tanker insurance	1,920	2,415	3,286
Bunkering tanker repairs and maintenance	4,417	3,275	3,281
Bunkering tanker spares and consumable stores	2,747	4,468	5,560
Bunkering tanker consumption of marine petroleum products	17,796	13,673	25,125
Bunkering tanker hire charges	-	-	8,430
Bunkering tanker other operating expenses	3,097	20,646	13,242
Cargo transportation	12,661	5,987	12,343
Provision for doubtful accounts	(27)	437	(447)
Storage costs	4,044	2,971	4,803
Port and related expenses	4,403	4,713	6,719
General and administrative	10,723	14,703	15,864
Broker commissions	2,396	2,489	3,524
Other	6,960	1,174	3,388
Total	73,157	79,492	109,270

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

17.    Interest and Finance Costs:

The amounts in the accompanying consolidated statements of income are analyzed as follows:

	Year Ended December 31,
	2008	2009	2010
Interest on long-term debt (Note 14)	5,384	8,366	9,011
Interest on short-term borrowings (Note 13)	7,495	930	3,639
Amortization of financing fees (Note 11)	830	676	861
Bank commissions, commitment fees and other charges	1,536	1,826	4,416
Interest on lease payments	-	231	325
Capitalized interest (Notes 7)	(2,868)	(1,774)	(901)
Total	12,377	10,255	17,351

18.   Capital Leases:

The Company leases Barge PT 22 under a capital lease.  The annual future minimum lease payments under the capital lease of Barge PT 22, together with the present value of the net minimum lease payments required to be made after December 31, 2010, are as follows:

Amount
2011	1,262
2012	1,262
2013	1,262
2014	421
Total minimum lease payments	4,207
Less: imputed interest	(525)
Present value of minimum lease payments	3,682
Current portion of capitalized lease obligations	1,004
Long-term capitalized lease obligations	$ 2,678

19.   Equity Incentive Plan:

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

19.   Equity Incentive Plan: (Continued)

The following table summarizes the status of the Company's non-vested shares outstanding for the years ended December 31, 2009 and 2010:

	Unvested Restricted Stock	Weighted Average Grant Date Market Price
At December 31, 2008	297,695	27.12
Granted	564,109	17.97
Vested	(465,695)	22.33
Forfeited	(10,500)	21.54
At December 31, 2009	385,609	24.03
Granted	211,250	25.61
Vested	(127,116)	21.16
Forfeited	(3,033)	25.14
At December 31, 2010	466,710	25.52

Total compensation cost of $3,459 and $4,084 was recognized and included under salaries, wages and related costs in the accompanying consolidated statements of income for the years ended December 31, 2009 and 2010, respectively.

As of December 31, 2010, there was $6,528 of total unrecognized compensation cost related to non-vested share-based compensation awards. This unrecognized compensation cost at December 31, 2010, is expected to be recognized as compensation expense over a weighted average period of 2.7 years as follows:

Amount
2011	2,938
2012	2,064
2013	999
2014	527
6,528

20.   Common Stock, Treasury Stock and Additional Paid-In Capital:

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

20.   Common Stock, Treasury Stock and Additional Paid-In Capital: (Continued)

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

Public offering

On January 27, 2010, the Company completed a public offering in the United States under the United States Securities Act. In this respect, 4,491,900 shares of common stock at par value $0.01 were issued for $32.75 per share. The proceeds of the public offering, net of underwriting commissions of $7,355 and net of issuance cost of $707 amounted to $139,047.

Treasury stock

On May 17, 2010, the Company's Board of Directors approved a plan to purchase 1,000,000 shares from Mr. Dimitris Melisanidis.  These shares were purchased on May 21, 2010, for an aggregate purchase price of $24,680, which has been recorded as Treasury Stock in the consolidated balance sheet as of December 31, 2010.

 Preferred Share Purchase Rights

In August 2009, the Company authorized and declared a dividend distribution of one preferred share purchase right (a "Right") on each outstanding share of its common stock.  The dividend distribution was made to shareholders of record as of August 14, 2009.  The rights will become exercisable and trade separately from the common stock upon the earlier of (i) ten days following the public announcement or disclosure that a person or group (an "Acquiring Person") has acquired beneficial ownership, or obtained the right to acquire, 15 percent or more of the outstanding common stock  or (ii) ten business days following the commencement of, or the announcement of an intention to make, a tender offer or exchange offer, the consummation of which would result in such a group or person becoming an Acquiring Person.  In such circumstances, each right entitles shareholders to buy one one-thousandth of a share of a new series of junior participating preferred stock at a purchase price of $100 per share.  In the event that the rights are triggered, shareholders of record will be able to exercise each right to receive, upon payment of the exercise price, shares of common stock having a market value equal to twice the exercise price.  An Acquiring Person will not be entitled to exercise any rights.  As of December 31, 2010, no such events had occurred, and no rights have been exercised.

Dividends

The Company declared and paid dividends of $1,711, $1,719 and $1,878 during the years ended December 31, 2008, 2009 and 2010, respectively.

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

21.   Earnings Per Common Share:

The computation of basic earnings per share is based on the weighted average number of common shares outstanding during the year. The computation of diluted earnings per share assumes the granting of non-vested share-based compensation awards (refer to Note 19), for which the assumed proceeds upon grant are deemed to be the amount of compensation cost attributable to future services and not yet recognized using the treasury stock method, to the extent dilutive.

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

The components of the calculation of basic earnings per common share and diluted earnings per common share are as follows:

	Year Ended December 31,
	2008	2009	2010

Basic and diluted income	$39,915	$48,525	$18,733

Less: Dividends declared and undistributed earnings allocated to unvested shares	-	(386)	(171)
Basic and diluted income Available to common stockholders	$39,915	$48,139	$18,562

Basic weighted average number of common shares outstanding	42,497,450	42,579,187	46,295,973

Add: Dilutive effect of non-vested shares	128,351	65,261	149,526

Diluted weighted average number of common shares outstanding	42,625,801	42,644,448	46,445,499

Basic earnings per common share	$0.94	$1.13	$0.40
Diluted earnings per common share	$0.94	$1.13	$0.40

22.   Income Taxes:

The Company operates through its subsidiaries, which are subject to several tax jurisdictions, as follows:

a)	Marshall Islands

The Company is incorporated in the Marshall Islands. Under current Marshall Islands law, the Company is not subject to tax on income or capital gains.

b)	Republic of Liberia

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

22.   Income Taxes: (Continued)

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

The Company has trade activities in Belgium through its subsidiary BAS and its new acquisition of the Verbeke Business (Note 3), both incorporated in Belgium and subject to Belgian income taxes.

The components of the BAS s (expense)/benefit for income taxes are as follows:

	Year Ended December 31,
	2009	2010
Current tax expense	(30)	(90)
Deferred tax benefit	768	1,450
Income tax benefit	738	1,360

Effective tax rate	(67.71%)	(40.33%)

The reconciliation between the statutory tax benefit in Belgium on income of BAS from continuing operations to the income tax benefit recorded in the financial statements is as follows:

	Year Ended December 31,
	2009	2010
Income tax on loss before tax at statutory rate	862	1,386
Effect of permanent differences	(124)	(26)
Total tax benefit	738	1,360

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

22.      Income Taxes: (Continued)

Deferred income taxes are the result of provisions of the tax laws that either require or permit certain items of income or expense to be reported for tax purposes in different periods than they are reported for financial reporting. The tax effects of temporary differences that give rise to the deferred tax asset are as follows:

	Year Ended December 31,
	2009	2010
Deferred tax assets:
Carryforward of notional interest deduction	38	35
Tax carryforward losses	234	1,725
Investment tax incentive	496	458
Total deferred taxes, net	768	2,218

The components of the Verbeke Business' (expense)/benefit for income taxes are as follows:

	Year Ended December 31,
	2009	2010
Current tax expense	-	(1,805)
Deferred tax expense	-	(85)
Income tax expense	-	(1,890)

Effective tax rate	-	31.85%

The reconciliation between the statutory tax expense in Belgium on income of Verbeke from continuing operations to the income tax expense recorded in the financial statements is as follows:

	Year Ended December 31,
	2009	2010
Income tax on profit before tax at statutory rate	-	(1,902)
Effect of permanent differences	-	12
Total tax expense	-	(1,890)

Deferred income taxes are the result of provisions of the tax laws that either require or permit certain items of income or expense to be reported for tax purposes in different periods than they are reported for financial reporting. The tax effects of temporary differences that give rise to the deferred tax liability are as follows:

	Year Ended December 31,
	2009	2010
Deferred tax liabilities:
Revaluation of Verbeke fixed assets	-	2,669
Total deferred taxes, net	-	2,669

In the accompanying balance sheets, the deferred income tax assets are included in the current assets by the amount of $170 and $0, and in the non-current assets by the amount of $598 and $2,218 for the years ended December 31, 2009 and 2010, respectively. Deferred tax liabilities are presented in the non-current liabilities by the amount of $0 and $2,669 as at December 31, 2009 and 2010, respectively. Of the $2,218 income tax benefit at December 31, 2010 that are carryforwards, the $35 will expire in 2017, if unused. The remaining balance does not expire. As of and for the year ended December 31, 2010, the Company has not recorded a valuation allowance.

f)	Canada

In July 2008, the Company completed the acquisition of ICS, a marine fuel logistics company incorporated in Canada.  ICS is subject to Canadian income taxes.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

22.   Income Taxes: (Continued)

The components of ICS's (expense)/benefit for income taxes are as follows:

	Year Ended December 31,
	2009	2010
Current tax expense	(891)	(1,631)
Deferred tax expense	-	-
Income tax provision	(891)	(1,631)

Effective tax rate	25.11%	16.68%

The reconciliation the statutory tax expense in Canada on income from continuing operations to the income tax expense recorded in the financial statements is as follows:

	Year Ended December 31,
	2009	2010
Income tax on profit before tax at statutory rate	(822)	(2,631)
Effect of permanent differences	(69)	1,000

Total tax expense	(891)	(1,631)

g)	Other

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

The Company adopted the provisions of ASC 740-10-25, "Accounting for Uncertainty in Income Taxes," on January 1, 2007. At December 31, 2010, the Company does not have any uncertain tax filing positions. As a result, the Company has included all of its tax benefits in its disclosure of future income tax assets and liabilities, as discussed above. There are no significant changes to this assessment of uncertain tax filing positions anticipated within the next 12 months.

The Company recognizes accrued interest and penalties related to unrecognized tax benefits as a component of income tax expense. During the years ended December 31, 2009 and 2010, the Company did not recognize any interest or penalties.

The Company files income tax returns in the Canadian federal jurisdiction and various provincial jurisdictions, as well as the Belgian federal jurisdiction. In the normal course of business, the Company is subject to examination by taxing authorities. Open tax years in Canada range from 2007 to 2010, while open tax years in Belgium range from 2004 to 2010. However, upon examination in subsequent years, if net operating loss carry forwards and tax credit carry forwards are utilized, the Canadian and Belgian jurisdictions can reduce net operating loss carry forwards and tax credit carry forwards utilized in the year being examined if they do not agree with the carry forward amount. As of December 31, 2010, the Company was not under audit in the Canadian or Belgian taxing jurisdictions.

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

24.   Subsequent Events:

Renewal of loan agreement. On March 3, 2011, the Company renewed retroactively from February 1, 2011, the senior secured syndicated revolving credit and letter of credit facility that was signed on March 16, 2009 as described in Note 13 "Short-term borrowings". The facility expires on January 30, 2013 and has a credit limit of up to $210,000 consisting of a committed amount of up to $125,000 and an uncommitted amount of up to $85,000. The facility bears interest at LIBOR plus 3.00%, while documentary and standby letters of credit are subject to commissions of 0.70% and 1.60%, respectively.

Sale of vessel. On March 5, 2011, the Company completed the sale and delivered the Aegean VII, a 3,728 dwt single-hull bunkering tanker, to a third-party purchaser. The vessel was sold for $400, resulting in a loss of $20.

New market operations. On March 13, 2011, the Company commenced physical supply operations in Cape Verde, an archipelago of 10 islands located off the coast of Western Africa, upon entering into a strategic co-operation with Enacol, an energy company based in Cape Verde. The Company currently operates in a double-hull bunkering tanker, the Dilos, in the area.

Delivery of newbuilding.  On March 28, 2011, the Company took delivery of the Tilos, a 6,263 dwt double hull bunkering tanker newbuilding from the Qingdao Hyundai Shipyard in China. The cost of construction of the vessel was $11,823.  The Tilos is deployed in the Company's service center in Singapore.

Renewal of loan agreement. On March 30, 2011, the Company renewed the revolving overdraft credit facility as described in Note 13 "Short-term borrowings". The facility expires on March 1, 2012 and has a credit limit of up to $10,000. The amended facility bears interest at LIBOR plus 5.50%, is secured by, among other things, a first priority mortgage over each of the vessels Aegean Ace, Aegean Champion and Sara.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

24.   Subsequent Events: (Continued)

Decline in share price.  Subsequent to the balance sheet date, the Company's share price declined such that the market capitalization is now lower than the consolidated net book value. The Company considers this to be a possible indicator of impairment of goodwill, and will perform an interim test for impairment in the near future.

23250 0002 1185522