Form 20-F
period 2011-12-31
AEGEAN MARINE PETROLEUM NETWORK INC.
filed 2012-04-13
CIK 1344376

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

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

E. Nikolas Tavlarios, Tel: (212) 763-5665, investor@ampni.com,
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

46,229,231 shares of common stock, par value $0.01 per share.

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

A.  Selected Financial Data
	For the year ended December, 31
	2007	2008	2009	2010	2011

	(in thousands of US dollars, except for share and per share data which are presented in U.S. dollars)
REVENUES:
Revenues - third parties	1,338,168	2,767,086	2,456,435	4,925,637	6,910,348
Revenues - related companies	14,705	10,886	14,525	45,998	55,117
Total Revenues	1,352,873	2,777,972	2,470,960	4,971,635	6,965,465

COST OF REVENUES
Cost of revenues - third parties	1,100,349	2,256,712	2,013,723	4,440,733	6,284,179
Cost of revenues - related companies	159,943	351,532	267,767	303,620	404,988
Total Cost of Revenues	1,260,292	2,608,244	2,281,490	4,744,353	6,689,167

GROSS PROFIT	92,581	169,728	189,470	227,282	276,298

OPERATING EXPENSES:
Selling and distribution	50,075	95,860	109,483	155,412	192,846
General and administrative	14,349	21,406	24,553	27,503	29,806
Amortization of intangible assets	52	313	312	1,001	1,461
(Gain)/Loss on sale of vessels, net	(2,693)	-	(4,094)	1,540	8,682
Total operating expenses	61,783	117,579	130,254	185,456	232,795

Operating income	30,798	52,149	59,216	41,826	43,503

OTHER INCOME/(EXPENSE):
Interest and finance costs	(3,473)	(12,377)	(10,255)	(17,351)	(27,864)
Interest Income	1,990	501	46	31	57
Foreign exchange gains/(losses), net	(1,569)	1,521	(329)	(3,612)	1,440
	(3,052)	(10,355)	(10,538)	(20,932)	(26,367)

Income before provision for income taxes	27,746	41,794	48,678	20,894	17,136

Income taxes	(8)	(1,879)	(153)	(2,161)	(5,428)

Net income	27,738	39,915	48,525	18,733	11,708

Net Income/(Loss) attributable to non-controlling interest	-	-	-	-	1,480

Net Income attributable to AMPNI shareholders	27,738	39,915	48,525	18,733	10,228

Basic earnings per common share	0.65	0.94	1.13	0.40	0.22
Diluted earnings per common share	0.65	0.94	1.13	0.40	0.22
Weighted average number of shares, basic	42,417,111	42,497,450	42,579,187	46,295,973	45,979,761
Weighted average number of shares, diluted	42,505,704	42,625,801	42,644,448	46,445,499	45,979,761
Dividends declared and paid per share	0.04	0.04	0.04	0.04	0.04

Our statements of income for the years ended December 31, 2007, 2008, 2009 and 2010 have been reclassified to conform to the analysis and presentation required for the implementation of a new reporting system for the Company.

	As of and for the Year Ended December 31,
	2007	2008	2009	2010	2011

	(in thousands of U.S. dollars, unless otherwise stated)
Balance Sheet Data:
Cash and cash equivalents	1,967	46,927	54,841	86,499	68,582
Total assets	566,957	641,907	967,345	1,339,835	1,472,438
Total debt	208,031	253,621	401,037	624,698	706,916
Total liabilities	323,232	356,904	632,288	869,472	992,896
Common stock	425	425	430	477	482
Number of shares outstanding	42,461,428	42,543,608	43,009,303	46,709,420	46,229,231
Total AMPNI stockholders' equity	243,725	285,003	335,057	470,363	478,062

Other Financial Data:
Gross spread on marine petroleum products (1)	89,671	160,963	176,498	218,533	256,960
Gross spread on lubricants(1)	536	1,298	2,755	2,221	1,965
Gross spread on marine fuel(1)	89,135	159,665	173,743	216,312	254,995
Gross spread per metric ton of marine fuel sold (U.S. dollars) (1)	25.9	30.7	28.1	21.0	24.0
EBITDA(2)	38,826	70,227	80,565	66,112	73,791
Net cash provided by (used in) operating activities	(128,128)	136,737	(61,353)	(64,626)	(44,865)
Net cash (used in) investing activities	(124,692)	(135,667)	(75,230)	(169,003)	(45,589)
Net cash provided by financing activities	172,362	43,890	144,497	265,287	73,169

Operating Data:
Sales volume of marine fuel (metric tons) (3)	3,437,269	5,200,256	6,192,755	10,308,210	10,646,271
Number of markets served, end of period (4)	6.0	11.0	14.0	16.0	19.0
Number of operating bunkering vessels, end of period (5)	17.0	30.0	38.0	52.0	58.0
Average number of operating bunkering vessels (5)(6)	13.5	22.7	33.7	48.1	56.3
Specialty tankers, end of period	-	1	-	-	-
Special purpose vessels, end of period (7)	-	1	1	1	1
Number of owned storage facilities, end of period (8)	2	4	3	8	8

(1)
Gross spread on marine petroleum products represents the margin that we generate on sales of marine fuel and lubricants.  Gross spread on marine fuel represents the margin that we generate on sales of various classifications of marine fuel oil, or MFO, or marine gas oil, or MGO. Gross spread on lubricants represents the margin that we generate on sales of lubricants.  We calculate the gross spreads by subtracting from the sales of the respective marine petroleum product the cost of the marine petroleum product sold.  For arrangements in which we physically supply marine petroleum products using our bunkering tankers, costs of marine petroleum products sold represents amounts paid by us for marine petroleum products sold in the relevant reporting period. For arrangements in which marine petroleum products are purchased from our related company, Aegean Oil S.A., or Aegean Oil, cost of marine petroleum products sold represents the total amount paid by us to the physical supplier for marine petroleum products and their delivery to our customers.  For arrangements in which we purchase cargos for our floating storage facilities, cargo transportation costs are either included in the purchase price of marine fuels that we paid to the supplier or paid separately by us to a third-party transportation provider. Gross spread per metric ton of marine fuel sold represents the margins we generate per metric ton of marine fuel sold. We calculate gross spread per metric ton of marine fuel sold by dividing the gross spread on marine fuel by the sales volume of marine fuel. Marine fuel sales do not include sales of lubricants. The following table reflects the calculation of gross spread per metric ton of marine fuel sold for the periods presented:

	For the Year Ended December 31,
	2007	2008	2009	2010	2011

	(in thousands of U.S. dollars, unless otherwise stated)

Sales of marine petroleum products	1,345,849	2,768,067	2,449,445	4,954,599	6,925,582
Less: Cost of marine petroleum products sold	1,256,178	2,607,104	2,272,947	4,736,066	6,668,622
Gross spread on marine petroleum products	89,671	160,963	176,498	218,533	256,960
Less: Gross spread on lubricants	536	1,298	2,755	2,221	1,965
Gross spread on marine fuel	89,135	159,665	173,743	216,312	254,995

Sales volume of marine fuel (metric tons)	3,437,269	5,200,256	6,192,755	10,308,210	10,646,271

Gross spread per metric ton of marine fuel sold (U.S. dollars)	25.9	30.7	28.1	21.0	24.0

The following table reconciles our gross spread on marine petroleum products to the most directly comparable United States generally accepted accounting principles, or U.S. GAAP, measure, gross profit, for all periods presented:

	For the Year Ended December 31,
	2007	2008	2009	2010	2011

	(in thousands of U.S. dollars)

Gross spread on marine petroleum products	89,671	160,963	176,498	218,533	256,960
Add: Voyage revenues	5,758	1,379	9,044	7,261	22,775
Add: Other revenues	1,266	8,526	12,471	9,775	17,108
Less: Cost of voyage revenues	4,020	932	7,560	6,597	19,251
Less: Cost of other revenues	94	208	983	1,690	1,294
Gross profit	92,581	169,728	189,470	227,282	276,298

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

(2)
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

	For the Year Ended December 31,
	2007	2008	2009	2010	2011

	(in thousands of U.S. dollars)

Net income attributable to AMPNI shareholders	27,738	39,915	48,525	18,733	10,228

Add: Net financing cost	1,483	11,876	10,209	17,320	27,807
Add: Income taxes	8	1,879	153	2,161	5,428
Add: Depreciation and amortization	9,597	16,557	21,678	27,898	30,328

EBITDA	38,826	70,227	80,565	66,112	73,791

(3)	The sales volume of marine fuel is the volume of sales of MFO and MGO for the relevant period and is denominated in metric tons. We do not utilize the sales volume of lubricants as an indicator.

(4)
The number of markets served includes our operations at our service centers in the United Arab Emirates, Gibraltar, Jamaica, Singapore, Northern Europe (Belgium and the Netherlands), West Africa (Ghana), Vancouver (Canada), Portland (U.K.), Southern Caribbean (Trinidad and Tobago), Tangiers (Morocco), Las Palmas and Tenerife (Canary Islands), Cape Verde, Panama and Greece, where we conduct operations through our related company, Aegean Oil, as well as our trading operations in Montreal and Mexico. The number of markets served is an indicator of the geographical distribution of our operations and affects both the amount of revenues and expenses that we record during a given period. We commenced physical supply operations in Northern Europe on October 9, 2007, in Ghana on January 15, 2008, in Portland (U.K.) on April 1, 2008, in Canada and Mexico on July 1, 2008, in Trinidad and Tobago on April 1, 2009, in Tangiers, Morocco on August 25, 2009, in Antwerp-Rotterdam-Amsterdam region on April 1, 2010 in Las Palmas on July 1, 2010, in Cape Verde on March 13, 2011, in Tenerife on June 4, 2011 and in Panama on August 1, 2011.

(5)	Bunkering vessels includes both bunkering tankers and barges. This data does not include our special purpose vessel, Orion, a 550 dwt tanker, which is based in Greece.

(6)
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

(7)           This figure includes our special purpose vessel, Orion, based in Greece.

(8)
This figure includes our two Panamax tankers, Fos II and Aeolos and one Aframax tanker, Leader, used as floating storage facilities in Ghana, Gibraltar and the United Arab Emirates respectively. We used our Panamax tanker, the Ouranos, as a storage facility until October 2010. Additionally, our tanker, Aegean IX, was used as a floating storage facility in Jamaica until December 2009 when the vessel was sold. During 2010, we acquired two barges, the Mediterranean and the Tapuit, which operate as floating storage facilities in Greece and Northern Europe, respectively.  In November 2011, we chartered a product tanker, the Rio Luxembourg, which is used as a floating storage facility in Ghana. The Company has also on-land storage facilities in Portland (U.K.), Las Palmas (Canary Islands) and Panama.

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

Risk Factors Relating to Our Business

A renewed contraction or worsening of the global credit markets and the resulting volatility in the financial markets could have a material adverse impact on our ability to obtain sufficient funds to grow or effectively manage our growth

A principal focus of our strategy is to grow by expanding our business. Our future growth depends, in part, on our ability to obtain financing for our existing and new operations and business lines. In recent years, global financial markets have experienced extraordinary volatility following significant contraction, deleveraging and reduced liquidity in the global credit markets. In addition, a number of major financial institutions have experienced serious financial difficulties and, in some cases, have entered into bankruptcy proceedings or are subject to regulatory enforcement actions. These difficulties have been compounded by a general decline in the willingness by banks and other financial institutions to extend credit and may adversely affect the financial institutions that may provide us with credit to support our working capital requirements. In addition, these difficulties may impair the ability of our lenders to continue to perform under their financing obligations to us, which could negatively impact our ability to fund current and future obligations. These recent and developing economic factors may have a material adverse effect on our ability to expand our business.

Our future growth depends on a number of additional factors, which also may be adversely affected in the current economic climate, including our ability to:

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

We may not be in compliance with financial covenants contained in certain of our credit facilities.

Certain of our credit facilities, which are secured by mortgages on our vessels, require us to maintain specified financial ratios, mainly to ensure that the market value of the mortgaged vessels under the applicable credit facility, determined in accordance with the terms of that facility, does not fall below a certain percentage of the outstanding amount of the loan, which we refer to as a security value. In addition, certain of our credit facilities require us to satisfy certain other financial covenants. In general, these financial covenants require us to maintain, among other things, (i) a minimum market value adjusted net worth and book net worth; (ii) a minimum current ratio; (iii) minimum free liquidity; and (iv) a maximum ratio of total liabilities to total assets.

A violation of any of these covenants constitutes an event of default under our credit facilities, which, unless cured within the grace period set forth under the credit facility, if applicable, or waived or modified by our lenders, provides our lenders with the right to, among other things, require us to post additional collateral, enhance our equity and liquidity, increase our interest payments, pay down our indebtedness to a level where we are in compliance with our loan covenants, sell vessels in our fleet, reclassify our indebtedness as current liabilities and accelerate our indebtedness and foreclose their liens on our vessels and the other assets securing the credit facilities, which would impair our ability to continue to conduct our business.

As of December 31, 2011, we were not in compliance with the leverage ratio covenant contained in certain of our credit facilities and related corporate guarantees, which requires us to maintain a ratio of total liabilities to total assets of not more than 0.65-to-one and, as such, have agreed with our lenders under the facilities to permanently amend the maximum leverage ratio requirement under the facilities and related guarantees not to be more than between 0.70-to-one and 0.75-to-one, applied as of December 31, 2011, subject to definitive documentation. In addition, as of March 31, 2012, we were not in compliance with the current ratio covenant contained in seven of our credit facilities and related corporate guarantees, which requires us to maintain a minimum current ratio of 1.15-to-one and, as such, have agreed with our lenders to reduce the minimum current ratio required under the facilities and related guarantees to between 1.10-to-one and 1.05-to-one until 2013, or the waiver period, subject to definitive documentation. See "Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Credit Facilities."

We cannot assure you we will enter into definitive documentation for the amendments of the covenant requirements described above and our lenders may not extend the amendments if we are not in compliance with the original covenants at the end of the waiver period. Accordingly, our lenders could accelerate certain of our indebtedness and foreclose their liens on our vessels and other assets securing the credit facilities, which would impair our ability to conduct our business and continue as a going concern.

In addition, under the terms of our credit facilities, our payment of dividends or other payments to shareholders is subject to no event of default. See "Item 8. Financial Information—Dividend Policy."

Furthermore, certain of our credit facilities contain a cross-default provision that may be triggered by a default under one of our other credit facilities. The breaches described above constituted events of default under the applicable credit facilities and, absent the agreements with our lenders discussed above, together with the cross-default provisions in certain of our credit facilities, could have resulted in the lenders requiring immediate repayment of certain of our loans. A cross-default provision means that a default on one loan would result in a default on certain other loans. Because of the presence of cross default provisions in certain of our credit facilities, the refusal of any one lender under our credit facilities to grant or extend a waiver could result in certain of our indebtedness being accelerated, even if our other lenders under our credit facilities have waived covenant defaults under the respective credit facilities. If our secured indebtedness is accelerated in full or in part, it would be very difficult in the current financing environment for us to refinance our debt or obtain additional financing and we could lose our vessels and other assets securing our credit facilities if our lenders foreclose their liens, which would adversely affect our ability to conduct our business.

Moreover, in connection with any additional waivers of or amendments to our credit facilities that we may obtain, our lenders may impose additional operating and financial restrictions on us or modify the terms of our existing credit facilities. These restrictions may further restrict our ability to, among other things, pay dividends, make capital expenditures or incur additional indebtedness, including through the issuance of guarantees. In addition, our lenders may require the payment of additional fees, require prepayment of a portion of our indebtedness to them, accelerate the amortization schedule for our indebtedness and increase the interest rates they charge us on our outstanding indebtedness.

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

Our ability to comply with covenants and restrictions contained in our credit facilities may be affected by events beyond our control, including prevailing economic, financial and industry conditions. If market or other economic conditions do not improve or worsen, we may fail to comply with these covenants. If we breach any of the restrictions, covenants, ratios or tests in our credit facilities, our obligations may become immediately due and payable, and the lenders' commitment, if any, to make further loans may terminate. A default under any of our credit facilities could also result in foreclosure on any of our vessels and other assets securing the related loans. The occurrence of any of these events could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

In addition, our discretion is limited because we may need to obtain the consent from our lenders in order to engage in certain corporate actions. Our lenders' interests may be different from ours, and we may not be able to obtain our lenders' consent when needed. This may prevent us from taking actions that are in our shareholders' best interest.

If further emergency governmental measures are implemented in response to the economic downturn, that could have a material adverse impact on our results of operations, financial condition and cash flows

In response to the extraordinary volatility of the global financial markets and the adverse changes in the global credit markets, governments have implemented, and are continuing to implement, a broad variety of governmental action and new regulation of the financial markets. Securities and futures markets and the credit markets are subject to comprehensive statutes, regulations and other requirements. The SEC, other regulators, self-regulatory organizations and exchanges are authorized to take extraordinary actions in the event of market emergencies, and may effect changes in law or interpretations of existing laws. Changes to securities, tax, environmental, or other laws or regulations, could have a material adverse effect on our results of operations, financial condition or cash flows.

An inability to obtain financing for our growth or to fund our future capital expenditures could negatively impact our results of operations and financial condition

In order to fund future vessel acquisitions, new markets and products, increased working capital levels or capital expenditures, we will be required to use cash from operations, incur borrowings or raise capital through the sale of debt or additional equity securities. Use of cash from operations for those purposes would reduce cash available for dividend distributions to you. Our ability to obtain additional bank financing or access the capital markets for any future offerings may be significantly limited by the volatility in the global financial markets and the adverse changes in the global credit markets that have occurred in recent years. The credit markets in the United States and elsewhere have experienced significant contraction, deleveraging and reduced liquidity.  These adverse market conditions and other contingencies and uncertainties are beyond our control. Our ability to obtain additional bank financing will also depend on our financial condition, which may be adversely affected by prevailing economic conditions.

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

Business acquisition opportunities may present increased risks and uncertainties, which if realized, could result in costs that outweigh the financial benefit of such acquisitions

As part of our growth strategy, we intend to explore acquisition opportunities of marine fuel supply and complementary businesses. This expansion could expose us to additional business and operating risks and uncertainties, including:

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

Our management may not properly evaluate the risks inherent in any particular transaction. In the current economic and regulatory climate, it may be especially difficult to assess the risks involved in a particular transaction due to uncertainty in government responses to market volatility and the contracted credit markets.

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

Because of the limited supply of secondhand double hull bunkering tankers, we may not be able to acquire secondhand double hull bunkering tankers on economically acceptable terms, which could impede our growth and negatively impact our results of operations and financial condition

Our ability to grow is in part dependent on our ability to expand our fleet through acquisitions of suitable secondhand double hull bunkering tankers. We believe that the availability of secondhand double hull bunkering tankers in the open market is limited. We may not be able to locate suitable secondhand tankers or negotiate acceptable purchase contracts with their owners or obtain financing for such acquisitions on economically acceptable terms. Our failure to locate and acquire suitable secondhand double hull bunkering tankers could limit the future growth of our business and have a material impact on our results of operations and financial condition.

Purchasing and operating secondhand vessels may expose us to increased operating risks because of the quality of those vessels and the lack of builders' or sellers' warranty protection

Our fleet renewal and expansion strategy includes the acquisition of secondhand vessels as well as newbuildings. Since December 2007, we have acquired 24 secondhand bunkering vessels, including barges.  Unlike newbuildings, secondhand vessels typically do not carry warranties with respect to their condition. Our inspections of secondhand vessels would normally not provide us with as much knowledge of its condition as we would possess if the vessel had been built for us and operated by us throughout its life. Repairs and maintenance costs for secondhand vessels may be more substantial than for vessels we have operated since they were built. These costs could decrease our profits and reduce our liquidity.

The market value of our vessels may decrease, which could cause us to incur losses if we decide to sell them following a decline in their market values

The fair market value of the vessels that we currently own or may acquire in the future may increase or decrease depending on a number of factors, including general economic and market conditions affecting the international marine fuel supply industry, including competition from other marine fuel supply companies, types, sizes and ages of our vessels, supply and demand for bunkering tankers, costs of newbuildings and governmental or other regulations.  If we sell any vessel when vessel prices have fallen and before we have recorded an impairment adjustment to our financial statements, the sale may be at less than the vessel's carrying amount on our financial statements, resulting in a loss.  Such loss could adversely affect our financial condition, results of operations and our ability to pay dividends to our shareholders.

International authorities and flag states may delay implementation of the phase-out of single hull vessels, which may lessen the competitive advantage we hope to gain by acquiring double hull bunkering tankers

Our strategy involves capitalizing on the phase-out of single hull bunkering tankers under environmental protection laws and regulations, including, but not limited to, those promulgated by the European Union, or the EU, and the International Maritime Organization, or the IMO, the United Nations agency for maritime safety and the prevention of pollution by ships. Both the EU and the IMO required a phase-out of all single hull vessels by 2010, subject to certain exemptions. Under the IMO regulations, a flag state may allow single hull vessels conforming to certain technical specifications to continue to operate until the earliest of 2015 or the 25th anniversary of the vessel's delivery.

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

Most of our customers are not obligated to continue to employ us and if some of our key customers reduce or terminate their purchases, our results of operations would decrease

Generally, we have not derived a significant amount of revenue from written volume commitments from our key customers or any other understandings with our key customers that relate to future purchases. Purchases by our key customers could be reduced or terminated at any time. A substantial reduction or a termination of purchases by any of our key customers could decrease our results of operations.

We extend trade credit to most of our customers and our financial position and results of operations may diminish if we are unable to collect accounts receivable

We extend trade credit to most of our customers. Our success in attracting business has been due, in part, to our willingness to extend trade credit on an unsecured basis to our customers. As of December 31, 2011, 111 of our customers had outstanding balances with us of at least $1.0 million under the lines of credit that we have extended to them. Our credit procedures and policies do not fully eliminate customer credit risk. The adverse changes in world credit markets over the last two years may cause these numbers to increase if our customers cannot borrow money and are illiquid. We may not be able to collect on the outstanding balances of our customers if any of our customers enter bankruptcy proceedings. Losses due to nonpayment by our customers, if significant, would diminish our financial position and results of operations.

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

The refined marine fuel that we purchase from our suppliers may fail to meet the specifications that we have agreed to supply to our customers and, as a result, we could lose business from those customers and be subject to claims or other liabilities

If the refined marine fuel that we purchase from our suppliers fails to meet the specifications we have agreed to supply to our customers, we could lose our customers and be subject to claims or other liabilities. Our insurance policies that protect us against most of the risks involved in the conduct of our business may not be adequate and we may not have any recourse against our suppliers for marine fuel that fails to meet agreed specifications.  The loss of customers and increased liabilities would reduce our earnings and could have a material adverse effect on our business, weaken our financial condition and reduce our results of operations.

If Aegean Oil or other third-party physical suppliers fail to provide services to us and our customers as agreed, we would be subject to customer claims which could negatively affect our business and results of operations

We have contracted with Aegean Oil to provide various services to our customers in Greece, including fueling of vessels in port and at sea. Aegean Oil is a related company owned and controlled by members of the family of Mr. Dimitris Melisanidis, our founder and Head of Corporate Development. Mr. Melisanidis may also be deemed a control person of Aegean Oil and other affiliated entities for U.S. securities law purposes, but Mr. Melisanidis disclaims such control. In connection with our limited marine fuel trading activities, from time to time, we contract with other third-party physical suppliers to deliver marine fuel to our customers in markets where we do not have service centers. The failure of Aegean Oil or any other third-party physical supplier to perform these services in accordance with the terms we have agreed with them and our customers could affect our relationships with our customers and subject us to claims and other liabilities which could harm our business or negatively affect our financial results. If Aegean Oil or any of the other third-party physical suppliers fails to perform its obligations to us, you will not have any recourse directly against Aegean Oil or the other third-party physical suppliers.

Agreements between us, Aegean Oil and other affiliated entities may be more favorable or less favorable than agreements that we could obtain from unaffiliated third parties

The marine fuel service supply agreement and other agreements we have with Aegean Oil, our largest supplier of marine petroleum products, as well as other agreements we have with affiliated entities have been made in the context of an affiliated relationship. Aegean Oil and other affiliated entities are owned and controlled by members of Mr. Melisanidis' family. Mr. Melisanidis has also been involved historically with our related companies and had a leadership role with respect to the promotion of their products and services. The negotiation of the marine fuel service supply agreement and our other contractual arrangements may have resulted in prices and other terms that are more favorable or less favorable to us than terms we might have obtained in arm's-length negotiations with unaffiliated third parties for similar services because at the time of the negotiations, we were majority-owned by Leveret International Inc., or Leveret, a company controlled by Mr. Melisanidis. Moreover, Aegean Oil and other affiliated entities remain our related companies, and we remain subject to similar risks in future business dealings with these parties.

If we increase our marine fuel inventory, we will be more vulnerable to price fluctuations, which may result in the reduced value of our inventory and cause us to suffer financial loss

Due to the nature of our business, we may increase the volume of our marine fuel inventories. Depending upon the price and price movement of refined marine fuel, our marine fuel inventories may subject us to a risk of financial loss. Pricing terms with our suppliers and customers and hedges by way of oil futures or other instruments, should we enter into them, may not adequately protect us in the event of a substantial downward movement in the price of marine fuel.

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

We generate almost all of our revenues and incur the majority of our expenses in U.S. dollars. In the year ended December 31, 2011, we incurred not more than 1% of our operating expenses and general and administrative expenses in currencies other than the U.S. dollar—primarily the Euro, the British Pound, the UAE dirham, the Gibraltar pound, the Jamaican dollar and the Singapore dollar. Changes in the rates of exchange between these currencies and the U.S. dollar would lead to deviations from our budgeted operating expenses, which would affect our financial results. When translated into U.S. dollars, expenses incurred in currencies other than the U.S. dollar increase when the value of the U.S. dollar falls, which reduces our profitability.

The instability of the euro or the inability of countries to refinance their debts could have a material adverse effect on our revenue, profitability and financial position

As a result of the credit crisis in Europe, in particular in Greece, Italy, Ireland, Portugal and Spain, the European Commission created the European Financial Stability Facility, or the EFSF, and the European Financial Stability Mechanism, or the EFSM, to provide funding to Eurozone countries in financial difficulties that seek such support. In March 2011, the European Council agreed on the need for Eurozone countries to establish a permanent stability mechanism, the European Stability Mechanism, or the ESM, which will be activated by mutual agreement, to assume the role of the EFSF and the EFSM in providing external financial assistance to Eurozone countries after June 2013. Concerns persist regarding the debt burden of certain Eurozone countries and their ability to meet future financial obligations and the overall stability of the euro. An extended period of adverse development in the outlook for European countries could reduce the overall demand for oil and gas and for our services. These potential developments, or market perceptions concerning these and related issues, could affect our financial position, results of operations and cash flow.

We may be unable to attract and retain key personnel, which could interrupt our business and limit our growth

Our success depends to a significant degree upon the abilities and efforts of our management team and our ability to hire and retain key members of our management team. The loss of any of these individuals, or our inability to attract and retain qualified personnel could adversely affect our business prospects and financial condition. Difficulty in hiring and retaining key personnel could negatively impact our results of operations and financial condition. We do not intend to maintain "key man" life insurance on any of our officers or our board members, including Mr. Peter C. Georgiopoulos, the Chairman of our board of directors, and Mr. Dimitris Melisanidis, our founder and Head of Corporate Development. We believe that Mr. Georgiopoulos is an important member of our board of directors and Mr. Melisanidis is an important member of our management team and that the loss of the services or involvement in our business on the part of either or both of them would have a material adverse effect on our Company. We have entered into employment agreements with Mr. Melisanidis, Mr. E. Nikolas Tavlarios, our President and Mr. Spyros Gianniotis, our Chief Financial Officer.

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

A portion of our employees are covered by national collective bargaining agreements, which set minimum standards for employment, and any industrial action or other labor unrest could disrupt our business

A portion of our employees from Greece and from the Philippines are covered by national collective bargaining agreements, which set minimum standards for employment. Industrial action or other labor unrest could disrupt our business. If not resolved in a timely and cost-effective manner, such industrial action or other labor unrest could prevent or hinder our operations from being carried out normally and could disrupt our business and reduce our results of operations and cash flows.

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

U.S. investors in our Company could suffer adverse tax consequences if we are characterized as a passive foreign investment company

If, for any taxable year, our passive income or our assets that produce or are held for production of passive income exceed levels provided by law, we may be characterized as a "passive foreign investment company," or a PFIC, for U.S. federal income tax purposes. This characterization could result in adverse U.S. tax consequences to our U.S. shareholders. If we are classified as a PFIC, a U.S. shareholder of our common stock could be subject to increased U.S. federal income tax liability upon the sale or other disposition of our common stock or upon the receipt of amounts treated as "excess distributions." Under these rules, the excess distribution and any gain upon a sale of our common stock would be allocated ratably over the U.S. shareholder's holding period for the common stock, and the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which we were a PFIC would be taxed as ordinary income in the current taxable year. The amounts allocated to each of the other taxable years would be subject to tax at the highest marginal rates on ordinary income in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed tax deferral benefit would be imposed on the resulting tax liability as if such tax liability had been due with respect to each such other taxable year. In addition, shareholders of a PFIC may not receive a "step-up" in tax basis on common stock acquired from a decedent. U.S. shareholders should consult with their own U.S. tax advisors with respect to the U.S. tax consequences of investing in our common stock as well as the specific application of the "excess distribution" rule and other rules discussed in this paragraph. For a discussion of how we might be characterized as a PFIC and related U.S. federal tax income consequences, please see "Item 10. Additional Information—E. Taxation—U.S. Federal Income Taxation of U.S. Holders—Passive Foreign Investment Company."

If we become subject to tax in the jurisdictions in which we operate, our net income and cash flow would decrease

Our business is affected by taxes imposed on the purchase and sale of refined marine petroleum products in various jurisdictions in which we operate from time to time. These taxes include income, sales, excise, goods and services taxes, value-added taxes and other taxes. We currently do not pay a significant amount of tax, including withholding taxes, in any jurisdiction in which we operate. As a result of changes in our operations, tax laws or the application by tax authorities of these laws or our failure to comply with tax laws, we may become liable for an increased amount of tax in any jurisdiction. An increased liability for taxes would decrease our net income and cash flow.

Our insurance policies may not be adequate to cover our losses and because we obtain some of our insurance policies through protection and indemnity associations, we may be subject to calls in amounts based not only on our own claim records, but also the claim records of other members of the protection and indemnity associations, which could expose us to additional expenses

We carry insurance policies to protect us against most of the accident-related risks involved in the conduct of our business, including marine hull and machinery insurance, protection and indemnity insurance, which includes pollution risks, crew insurance, and war risk insurance. We may not be adequately insured to cover losses from our operational risks. Additionally, our insurers may refuse to pay particular claims and our insurance policies may be voidable by the insurers if we take, or fail to take, certain action, such as failing to maintain certification of our vessels with applicable maritime regulatory organizations. Any significant uninsured or under-insured loss or liability could have a material adverse effect on our business, results of operations, cash flows and financial condition. In addition, we may not be able to obtain adequate insurance coverage at reasonable rates in the future during adverse insurance market conditions.

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

Acts of piracy on ocean-going vessels have recently increased in frequency, which could adversely affect our business

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea and in the Gulf of Aden off the coast of Somalia.  Sea piracy worldwide dropped slightly in 2011 for the first time in five years.  There were 45 vessels hijacked and 802 crew members taken hostage, as compared with 53 ships seized and 1,181 people taken hostage in 2010.  However, throughout 2008, 2009 and 2010, the frequency of piracy incidents against commercial shipping vessels increased significantly, particularly in the Gulf of Aden off the coast of Somalia.  If these piracy attacks result in regions in which our vessels are deployed being characterized by insurers as "war risk" zones, as the Gulf of Aden has been since May 2008, or Joint War Committee "war and strikes" listed areas, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain.  In addition, crew costs, due to employing onboard security guards, could increase in such circumstances.  We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us.  In addition, detention hijacking, involving the hostile detention of a vessel, as a result of an act of piracy against our vessels, or an increase in cost, or unavailability of insurance for our vessels, could have a material adverse impact on our business, financial condition, results of operations.

On July 16, 2011, the Aegean Star, one of our oil products tankers, was attacked and captured by pirates approximately 12.5 miles off the coast of Benin for a period of approximately two days.  Upon the pirates' departure from the vessel, our command and operation of the vessel resumed.  All crew members were safe and in good condition following the incident.

Our principal shareholders own a significant portion of our outstanding common shares, which may limit your ability to influence our actions, and may not act in the best interests of our other shareholders

Our principal shareholders, Mr. Melisanidis, our Head of Corporate Development, and Mr. Georgiopoulos, the Chairman of our board of directors, currently own approximately 22.2% and 10.4% of our outstanding shares of common stock, respectively. Accordingly, Messrs. Melisanidis and Georgiopoulos have the power to exert considerable influence over our actions, including the election of our directors, the adoption or amendment of provisions in our articles of incorporation and bylaws and approval of possible mergers, amalgamations, control transactions and other significant corporate transactions. This concentration of ownership may have the effect of delaying, deferring or preventing a change in control, merger, consolidation, takeover or other business combination. This concentration of ownership could also discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, which could in turn have an adverse effect on the market price of our shares. So long as Messrs. Melisanidis and Georgiopoulos continue to own a significant amount of our equity, even though such amount represents less than 50% of our voting power, they will continue to be able to exercise considerable influence over our decisions. In addition, Mr. Melisanidis and members of Mr. Melisanidis' family hold significant interest in our related companies and the interests of Mr. Melisanidis may not coincide with the interests of other holders of our common stock. For further discussion, please see "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions." Messrs. Melisanidis and Georgiopoulos may not necessarily act in accordance with the best interests of other shareholders. To the extent that conflicts of interests may arise, Messrs. Melisanidis and Georgiopoulos may vote in a manner adverse to us or to you or other holders of our securities.

In addition, we have entered into an employment agreement with Mr. Melisanidis. The employment agreement restricts Mr. Melisanidis' ability to compete with us during the term of the employment agreement and 12 months following its termination. If we are unable to enforce such restrictions on Mr. Melisanidis against competing with us, any direct or indirect competition from Mr. Melisanidis could be particularly damaging to us.

Some of our directors are affiliated with other companies, which could result in conflicts of interest that may not be resolved in our favor

Some of our directors also serve as directors of other public companies and are employees or have investments in companies in industries related to ours. In particular, Mr. Georgiopoulos, the Chairman of our board of directors, is Chairman of the board of directors of General Maritime Corporation, or General Maritime, and Genco Shipping & Trading Limited. Also, Mr. John Tavlarios and Mr. George Konomos, who serve as our directors, are also directors of General Maritime. Mr. Tavlarios is also an executive officer of General Maritime. As such, General Maritime may be deemed one of our affiliates for United States securities laws purposes. To the extent that the other entities with which our directors may be affiliated compete with us for business opportunities, prospects or financial resources, or participate in ventures in which we may participate, our directors may face actual or apparent conflicts of interest in connection with decisions that could have different implications for us and the other companies. These decisions may relate to corporate opportunities, corporate strategies, potential acquisitions of businesses, intercompany agreements, competition, the issuance or disposition of securities, the election of new or additional directors and other matters. Such potential conflicts may delay or limit the opportunities available to us, and it is possible that conflicts may be resolved in a manner adverse to us.

Our status as a foreign private issuer exempts us from certain of the corporate governance standards of the New York Stock Exchange, limiting the protections afforded to investors

We are a "foreign private issuer" within the meaning of the New York Stock Exchange, or NYSE, corporate governance standards. Under the NYSE rules, a foreign private issuer may elect to comply with the practice of its home country and not to comply with certain NYSE corporate governance requirements, including the requirements that:

•	a majority of the board of directors be independent directors;

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

We voluntarily comply with most of the NYSE rules. However, investors will not have the same protections afforded to shareholders of companies that are subject to all NYSE corporate governance requirements.

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

In addition, we have entered into a shareholders rights agreement that makes it more difficult for a third party to acquire us without the support of our board of directors. See "Item 10. Additional Information—B. Memorandum and Articles of Association—Stockholders Rights Agreement." These anti-takeover provisions could substantially impede the ability of public shareholders to benefit from a change in control and, as a result, may reduce the market price of our common stock and your ability to realize any potential change of control premium.

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

We may be subject to litigation, arbitration and other proceedings that could have an adverse effect on our business.

We may be, from time to time, involved in various litigation matters arising in the ordinary course of business, or otherwise.  These matters may include, among other things, contract disputes, personal injury claims, environmental matters, governmental claims for taxes or duties, securities, or maritime matters.  The potential costs to resolve any claim or other litigation matter, or a combination of these, may have a material adverse effect on us because of potential negative outcomes, the costs associated with asserting our claims or defending such lawsuits, and the diversion of management's attention to these matters.

In 2011, a putative securities class action lawsuit was brought against us, the Chairman of our board of directors, and certain of our executives in the United States District Court for the Southern District of New York and a shareholder derivative action lawsuit was filed in the same court against us and our board of directors. Both cases have been voluntarily withdrawn by the respective plaintiffs.

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

In particular, our operations are subject to numerous laws and regulations in the form of international conventions, national, state and local laws and national and international regulations in force in the jurisdictions in which our vessels operate or are registered, which can significantly affect the ownership and operation of our vessels. These regulations include, but are not limited to, European Union regulations, the UK's Environmental Protection Act 1990, or EPA, the UK's Water Resources Act 1991, as amended, or WRA, the Pollution Prevention and Control (England and Wales) Regulations 2010, or the Regulations, and regulations of the IMO, including the International Convention for the Prevention of Pollution from Ships of 1975, the International Convention for the Prevention of Marine Pollution of 1973, the IMO International Convention for the Safety of Life at Sea of 1974 and the International Convention on Load Lines of 1966. To the extent our tankers operate in U.S. waters, however infrequent, we face the risk of liability under the U.S. Oil Pollution Act of 1990, or the OPA, the U.S. Comprehensive Environmental Response, Compensation and Liability Act of 1980, or CERCLA, the U.S. Clean Water Act, and the U.S. Maritime Transportation Security Act of 2002.  We refer you to the discussion in the section of this report entitled "Environmental and Other Regulations" for a description of environmental laws and regulations that affect our business.

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

Risk Factors Relating to Our Common Stock

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

Our amended and restated articles of incorporation authorize our board of directors to, among other things, issue additional shares of common or preferred stock or securities convertible or exchangeable into equity securities, without shareholder approval. We may issue such additional equity or convertible securities to raise additional capital. The issuance of any additional shares of common or preferred stock or convertible securities could be substantially dilutive to our shareholders. Moreover, to the extent that we issue restricted stock units, stock appreciation rights, options or warrants to purchase our common shares in the future and those stock appreciation rights, options or warrants are exercised or as the restricted stock units vest, our shareholders may experience further dilution. Holders of shares of our common stock have no preemptive rights that entitle such holders to purchase their pro rata share of any offering of shares of any class or series and, therefore, such sales or offerings could result in increased dilution to our shareholders.

Our share price may continue to be highly volatile, which could lead to a further loss of all or part of an investor's investment and there may not be a continuing public market for you to resell our common stock

Since 2008, the stock market has experienced extreme price and volume fluctuations. This volatility has often been unrelated to the operating performance of particular companies. The market price of our shares of common stock fluctuated substantially during 2011, closing at a high of $12.82 in January 2011 and a low of $3.73 in October 2011. If the volatility in the market continues or worsens, it could have a further adverse affect on the market price of our shares of common stock, regardless of our operating performance, and an active and liquid public market for our shares of common stock may not continue.

The market price of our common is due to a variety of factors, including:

•	fluctuations in interest rates;

•	fluctuations in the availability or the price of oil;

•	fluctuations in foreign currency exchange rates;

•	announcements by us or our competitors;

•	changes in our relationships with customers or suppliers;

•	changes in governmental regulation of the fuel industry;

•	changes in United States or foreign tax laws;

•	actual or anticipated fluctuations in our operating results from period to period;

•	changes in financial estimates or recommendations by securities analysts;

•	changes in accounting principles;

•	a general or industry-specific decline in the demand for, and price of, our shares of common stock resulting from capital market conditions independent of our operating performance;

•	the loss of any of our key management personnel; and

•	our failure to successfully implement our business plan.

 In 2011 and in January 2012, the trading price of our shares of common stock fell below $5.00. If the market price of our common stock again falls below and remains below $5.00 per share, under stock exchange rules, our stockholders will not be able to use such shares as collateral for borrowing in margin accounts. This inability to use our shares of common stock as collateral may depress demand as certain institutional investors are restricted from investing in shares priced below $5.00 and lead to sales of such shares creating downward pressure on and increased volatility in the market price of our shares of common stock.

You may not be able to sell your shares of our common stock in the future at the price that you paid for them or at all.

We may issue additional shares of common stock or other equity securities without your approval, which would dilute your ownership of your Interests and may depress the market price of our common stock

We may issue additional shares of common stock or other equity securities of equal or senior rank in the future in connection with, among other things, future vessel acquisitions, repayment of outstanding indebtedness or our equity incentive plan, without shareholder approval, in a number of circumstances.

Our issuance of additional shares of common stock or other equity securities of equal or senior rank would have the following effects:

•	our existing shareholders' proportionate ownership interest in us will decrease;

•	the amount of cash available for dividends payable on the shares of our common stock may decrease;

•	the relative voting strength of each previously outstanding common share may be diminished; and

•	the market price of the shares of our common stock may decline.

ITEM 4.	INFORMATION ON THE COMPANY

A.           History and Development of the Company

Aegean Marine Petroleum Network Inc. is a Marshall Islands holding company incorporated on June 6, 2005 under the BCA.  On September 29, 2005, Leveret, our then sole shareholder, contributed direct and indirect ownership of companies that conduct our business operations.  Prior to our initial public offering, we had 28,035,000 shares of common stock outstanding. On December 13, 2006, we consummated our initial public offering of an additional 14,375,000 shares of our common stock, which we refer to as the initial public offering.  On January 27, 2010, we completed a public offering of an additional 4,491,900 shares of our common stock. On May 19, 2010, we acquired from Leveret in a private transaction 1,000,000 shares of our common stock.  On July 20, 2011, the Company's Board of Directors approved a share repurchase program for up to 2,000,000 shares of our common stock, of which the Company repurchased 967,639 shares as of December 31, 2011.

For more information on the development of our business, see "—B. Business Overview" below.

We maintain our principal marketing and operating offices at 10, Akti Kondili, Piraeus 185 45 Athens, Greece. Our telephone number at that address is 011 30 (210) 458-6200. We also have an executive office to oversee our financial and other reporting functions in New York City at 299 Park Avenue, New York, New York 10171. Our telephone number at that address is (212) 763-5665.

B.           Business Overview

We are an independent physical supplier and marketer of refined marine fuel and lubricants.  We procure marine fuel from refineries and major oil producers and resell such marine fuel to a diversified customer base representing all segments of the shipping industry, including tankers, container ships, drybulk carriers, cruise ships, reefers, LNG/LPG, car carriers, ferries, marine fuel traders and brokers.  We serve the following markets: Greece, Gibraltar, the United Arab Emirates, or UAE, Jamaica, Singapore, Northern Europe, Antwerp-Rotterdam-Amsterdam, or ARA, Portland, United Kingdom, West Africa, Vancouver, Montreal, Mexico, Trinidad and Tobago, Las Palmas, Tenerife, Morocco, Cape Verde and Panama.

We are one of the largest owners and operators of bunkering vessels.  As of April 11, 2012, we own a fleet of 61 bunkering vessels, 55 of which are double-hull, and we charter in nine bunkering vessels, four of which are double hull. Between 2007 and April 2012, we took delivery of 31 newbuilding double hull bunkering tankers and paid an aggregate of $349.1 million, as of April 11, 2012, in connection with the acquisition of these vessels. We may purchase additional newbuilding and secondhand vessels in the future.

We provide our customers with a service that requires sophisticated logistical operations designed to meet their strict fuel quality and delivery scheduling needs. We believe that our extensive experience, management systems and proprietary software systems allow us to meet our customers' specific requirements when they purchase and take delivery of marine fuels and lubricants around the world; this, together with the capital intensive nature of our industry and the limited available shipyard capacity for new vessel construction, represents a significant barrier to the entry of competitors. We have devoted our efforts to building a global brand and believe that our customers recognize our brand as representing high quality service and products at each of our locations around the world.  We manage our technical ship operations in-house, which helps us maintain high levels of customer service.

We intend to continue expanding our business and marine fuel delivery capabilities. In January 2008 and April 2008, we commenced operations in West Africa and the United Kingdom, respectively.  In July 2008, we acquired Canada-based marketer and physical supplier, ICS Petroleum Ltd., or ICS Petroleum, with operations in Vancouver, Montreal, and Mexico, and in June 2009, we commenced our physical operations in Trinidad and Tobago. In August 2009, we also commenced operations in Tanger-Med, Morocco. In January 2010, we entered into an agreement with companies owned and controlled by members of Mr. Melisanidis' family, for the purchase of property in Jamaica, to be used as a land-based storage facility. In April 2010, we acquired Verbeke Bunkering N.V., or Verbeke Bunkering, a leading physical supplier of marine fuel in the ARA region. Verbeke Bunkering operates a fleet of eighteen bunkering barges, of which eight are double hull, and provides marine fuel delivery services in port to a diverse group of ship operators as well as marine fuel traders, brokers and other users. Also in April 2010, we announced our plans to construct a new land-based storage facility in the UAE. In July 2010 and June 2011, we commenced our physical operations in the Shell Las Palmas terminal and in Tenerife, respectively, in the Canary Islands.  In March 2011, we commenced physical supply operations in Cape Verde, upon entering into a strategic co-operation with Enacol, an energy company based in Cape Verde. In August 2011, we were granted a concession to operate at the two ports, Balboa and Cristobal, located at each end of the Panama Canal and commenced operations of land-based storage facilities.

We plan to establish new service centers in other selected locations around the world during the next several years and to pursue acquisition opportunities as a means of expanding our service. In addition, as part of the expansion of our business, in April 2012, we signed a memorandum of understanding with China Changjiang Bunker Sinopec Co. Ltd., or CCBC, a state-owned bunker supply, pursuant to which we have agreed to establish a strategic alliance with CCBC that is expected to be effective in the second quarter of 2012, subject to the completion of definitive documentation. Under the terms of the agreement, CCBC will provide comprehensive marine fuel services to our customers in strategic ports in China, including all Changjiang River ports and certain coastal ports, including Nanjing, Zhenjiang, Yangzhou, Taizhou, Changzhou, Jiangyin, Nantong, Changshu, Zhangjiagang, Taiccang, Shanghai (excluding Yangshan), Ningbo, Tianjin, Qingdao (scheduled to open by the end of 2012) and Dalian. Under the agreement, we will be responsible for the supply and delivery of marine fuel to CCBC's customers in our network currently covering 19 countries throughout North America, South America, Central America, Europe, African and the Middle East.

In certain markets, we have deployed floating storage facilities which enable us to maintain more efficient refueling operations, have more reliable access to a supply of bunker fuel and deliver a higher quality service to our customers. We own a double hull Panamax tanker, the Fos II, with a cargo-carrying capacity of approximately 68,000 dwt and two double hull Aframax tankers, the Leader and the Aeolos, with cargo-carrying capacities of approximately 84,000 dwt each, which operate as floating storage facilities in Ghana, Gibraltar and the United Arab Emirates, respectively. We also operate a barge, the Mediterranean, with a cargo-carrying capacity of approximately 19,900 dwt, and one single hull bunkering barge, the Tapuit, with a cargo-carrying capacity of approximately 2,500 dwt, which we use as floating storage facilities in Greece and Northern Europe, respectively. In addition, we own and operate one special purpose vessel, the Orion, a 550 dwt tanker, which is based in our Greek market. We have also chartered in a tanker, the Rio Luxembourg, which we use as a floating storage facility in Ghana. For information on the acquisition of the Mediterranean, please see "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Purchase of Floating Storage Facilities."

Furthermore, we operate land-based storage facilities in Panama, the Canary Islands and the United Kingdom. In Panama, the Canary Islands and the United Kingdom, we store marine fuel in terminals with storage capacity of approximately 570,000, 65,000 and 40,000 cubic meters, respectively.  In addition, we plan to complete the construction of our new land-based storage facility in the UAE with storage capacity of 465,000 cubic meters over the next 18 months. We may also consider the construction a land-based storage facility in Jamaica with a storage capacity of 80,000 cubic meters, provided we are able to obtain adequate financing, as discussed below under "—Our Service Centers—Jamaica."

Our capital expenditures in connection with the establishment or the acquisition of the service centers, including bunkering vessels and the floating and land-based storage facilities, described above amounted to $197.7 million in the aggregate. In addition, we have outstanding payments of approximately $55.0 million in the aggregate outstanding as of April 11, 2012 in connection with the construction of the new land-based storage facility in the UAE, which is expected to be complete by the end of 2013. The payment of the outstanding contractual amounts in connection with the construction of this facility, which we intend to finance with borrowings under our revolving credit facility dated June 21, 2011, and the amendment thereto dated November 15, 2011, will be made with the process of the construction.

In addition to our bunkering operations described above, we market and distribute marine lubricants under the Alfa Marine Lubricants brand. Alfa Marine Lubricants are currently available in most of our markets. We view this business as complimentary to our business of marketing and delivery marine fuel.  In February 2009, we entered into an agreement to join the Sealub Alliance Network, a group formed by Gulf Oil Marine Ltd., to collaborate in the marketing and distribution of marine lubricants.

Our Service Centers

Greece

We currently service our customers through our related company, Aegean Oil, in Piraeus, Patras, and other parts of Greece. Aegean Oil has a license, which we, as a non-Greek company, are not qualified to obtain, to operate as a physical supplier of refined marine petroleum products in Greece. We currently operate eleven double hull tankers, one single hull special purpose vessel, the Orion, a 550 dwt tanker, and one floating storage facility, the Mediterranean, a double hull barge, in Greece.

We purchase our fuel from Hellenic Refinery (ELPE) and Motor Oil Hellas. We store fuel in our floating storage facility, the Mediterranean. We compete here against at least six other physical suppliers: Eko Abee., Sekavin S.A., Seka S.A., Jet Oil S.A., Eteka S.A. and Nova Bunkers S.A.

Aegean Oil's license to operate as a physical supplier of refined marine petroleum products allows it to operate not only in Piraeus and Patras but in all ports in Greece, including Thessaloniki and Crete. As we expand our business, we may elect to service our customers in other Greek ports and seek a larger share of the total Greek market for supply of marine petroleum products.

We support our operations in Greece from our office in Piraeus, which we lease.

Gibraltar

We possess a license issued by the Bunkering Superintendent of the Port of Gibraltar to act as a physical supplier of marine petroleum products in Gibraltar. We currently operate five double hull bunkering tankers and have positioned one floating storage facility, the Aeolos, a double hull Panamax tanker, in Gibraltar.

We purchase our fuel in Gibraltar from a variety of different suppliers including Repsol S.A., BP Oil International Ltd, Tupras Co, Gunvor S.A., Galp Energia SGPS S.A..and Lia Oil S.A. We store our fuel in our floating storage facility, the Aeolos. We currently compete here against four other physical suppliers, CESPA (Gibraltar) Ltd., Vemaoil Company Ltd., Bominflot of Gibraltar Ltd., and Peninsula Petroleum Ltd.

We support our bunkering operations from our office in Gibraltar, which we lease.

United Arab Emirates

We possess a license issued by Sharjah Economic Development Department to act as a physical supplier of marine petroleum products in the port area of Fujairah. We currently operate six double hull bunkering tankers and have also positioned one floating storage facility, the Leader, a double hull Aframax tanker, in the UAE.

We purchase our fuel in Fujairah from a variety of different suppliers including Vitol, Shell, BP Oil International Ltd and Bapco. We store our fuel in our floating storage facility, the Leader. We compete here against other physical suppliers, including ENOC Bunkering (Fujairah) LLC, Akron Trade and Transport, International Supply, and Oil Marketing & Trading Inc., and Chemoil.

We support our bunkering operations from two offices in Fujairah and Kohr Fakkan, which we lease.

In April 2010, we assumed from a related party controlled by members of Mr. Melisanidis' family, a 25-year terminal lease agreement, which includes an option for an additional 25 years, with the Municipality of Fujaraih, the United Arab Emirates, pursuant to which we are constructing a land-based storage facility with a capacity of 465,000 cubic meters. The estimated total cost of the facility is $105 million, of which we have approximately $55.0 million outstanding as of April 11, 2012, and we expect to complete the construction of the new facility and commence operations there within the next 18 months.

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

In January 2010, we purchased a property in Jamaica from companies owned and controlled by members of Mr. Melisanidis' family, to be used as a land-based storage facility. The purchase price for the property, $9.8 million, was determined by the disinterested members of our board of directors to be no less than we could have obtained from a third party. We are currently holding this asset for strategic opportunity for purposes of either development or sale.

Singapore

We possess a license issued by the Maritime and Port Authority of Singapore to act as a physical supplier of marine petroleum products in the port of Singapore. We currently operate nine double hull bunkering tankers in Singapore and we also have short term chartering agreements with third parties for some of these vessels.

We purchase our fuel in Singapore from a variety of different suppliers including BP Singapore Pte. Ltd., Chemoil, Conoco-Phillips, Shell Singapore, Kuo Oil, and ExxonMobil. We compete here against other physical suppliers, including major oil producers, Global Energy Trading Pte. Ltd., Alliance Oil Trading, Searights Maritime Services Pte. Ltd., Equatorial Marine Fuel, Sentek Marine & Trading, Brightoil Petroleum and Chemoil International Pte Ltd.

We support our bunkering operations from our office in Singapore, which we lease.

Northern Europe (ARA region)

We possess a license issued by the Belgian Federal Ministry of Finance to trade and supply marine petroleum products offshore and in ports. Through our subsidiary, Aegean Bunkers at Sea NV, or Aegean Bunkers at Sea, we deliver fuel offshore and service over 45 ports located throughout Northern Europe, including the North and Irish Sea, the French Atlantic, the English Channel and the St. George Channel. Aegean Bunkers at Sea operates two double hull bunkering tankers in Northern Europe. Following our acquisition of the bunkering business of Verbeke, or the Verbeke Bunkering Business, we also service the ports of Antwerp, Rotterdam and Amsterdam and also the surrounding ports of Ghent, Zeebruges, Flushing, Terneuzen and Sluiskil, Moerdijk and Ijmuiden. Through the Verbeke Bunkering Business, we currently operate eighteen bunkering tankers, of which twelve are double hull and six are single hull bunkering tankers, and have positioned one single hull floating storage facility, the Tapuit, a single hull bunkering barge, in the ARA region.

We purchase our fuel in Northern Europe from a variety of different suppliers. When we conduct our operations in ports, we compete here against other physical suppliers, including Chemoil Europe BV, BP, Total, and ExxonMobil.

We support our bunkering operations in Northern Europe from our office near Antwerp, which we own.

West Africa

We possess a license from Ghana's National Petroleum Authority to act as a physical supplier of marine petroleum products both off the coast and in the ports of Ghana. We commenced physical supply operations in January 2008. We operate four double hull bunkering tankers and have positioned one of our floating storage facilities, the Fos II, a double hull Panamax tanker, and one floating storage facility that we have chartered from a third party, the Rio Luxembourg, a product tanker, in West Africa. We also intend to deploy in West Africa our newbuilding double hull bunkering tanker, Symi, which we took delivery of in April 2012.

We purchase our fuel in West Africa from a variety of different suppliers, including Repsol S.A., BP Oil International Ltd, Litasco, and store it in the floating storage facilities, the Fos II and the Rio Luxembourg. We compete here against other physical suppliers, including OW Bunkering, Addax Bunkering Services, Stena Oil, S.K. Shipping.

We support our bunkering operations from our office in Tema, Ghana, which we lease.

United Kingdom

We own a marine fuel terminal infrastructure located in Portland Harbor. Our terminal is located near the southern access of the North Sea Emission Control Area, or ECA, and provides convenient access for commercial vessels to refuel. We store our marine fuel in land-based storage tanks, which we lease from Portland Port Limited. We commenced bunkering and terminal operations in April 2008. We operate one double hull bunkering tanker in the United Kingdom.

We purchase our fuel in the United Kingdom from a variety of different suppliers, including Total and Statoil. We compete here against other physical suppliers in other ports, including WFS (Falmouth).

We support our terminal and bunkering operations from our office in Portland, U.K., which we lease.

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

Trinidad and Tobago

We possess a license issued by the Republic of Trinidad and Tobago to act as a physical supplier of marine petroleum products in the area of Port of Spain in Trinidad and Tobago. We currently operate two double hull bunkering tankers in Trinidad and Tobago.

We purchase our fuel in Trinidad and Tobago from a major supplier, Petrotrin. We compete here against other physical suppliers, including Ventrin.

We support our bunkering operations here from our office in Port of Spain, which we lease.

Morocco

We possess a license issued by the Agence Spéciale Tanger-Mediterranée, or the TMSA, to act as a physical supplier of marine petroleum products off the coast of Morocco and in the port of Tanger Med. We currently serve this service center with our Gibraltar-based bunkering tankers.

We source our fuel in Morocco through our service center in Gibraltar. We were selected by Horizon Tangiers Terminal S.A., a special purpose consortium, as the exclusive bunkering company for the new port in Tanger Med, which is expected to be completed in 2012. The duration of this appointment is 25 years.

We currently support our bunkering operations here from our office in Gibraltar, which we lease.

Las Palmas and Tenerife

In June 2010, we acquired the assets and operations of the Shell Las Palmas terminal in the Canary Islands. The Shell Las Palmas terminal occupies an area of approximately 20,000 square meters, providing bunkering services for a diverse group of ship operators primarily along major trans-Atlantic seaborne trade routes. The terminal includes a lubricants plant, dedicated land-based storage facilities with approximately 63,000 metric tons capacity as well as on-site blending facilities to mix all grades of fuel oils and distillates.  In June 2011, we commenced physical supply of operations in Tenerife.

We possess a license issued by the Canary Islands Ministry of Development to act as a physical supplier of marine petroleum products offshore and in the ports of Las Palmas and Tenerife. We currently operate three double hull bunkering tankers in Las Palmas.

We purchase our fuel from a variety of different suppliers, including Repsol S.A., Lia Oil S.A., and Galp Energia SGPS S.A. We mainly compete here against CEPSA, which is a physical supplier.

We support our operations in the Canary Islands from our office in Las Palmas, which we lease.

Cape Verde

In March 2011, we commenced physical supply operations in Cape Verde, an archipelago of ten islands located off the coast of West Africa, upon entering to a strategic co-operation agreement with Enacol S.A., or Enacol, a local energy company. Under the terms of the agreement with Enacol, we provide bunkering services from the port of Mindelo on the island of Sao Vicente and offshore. Enacol is responsible for providing fuel storage services. We initially deployed one double-hull bunkering tanker to Cape Verde, which we decided to redeploy to another market in March 2012 due to limited demand.

We continue to provide fuelling services to our customers in Cape Verde under the strategic co-operation agreement with Enacol.

Panama

In August 2011, we were granted a 20-year concession agreement from the Panama Maritime Authority to operate at the two ports, Balboa and Cristobal, located at each end of the Panama Canal and operate land-based storage facilities with approximately 570,000 cubic meters capacity. We deploy two double-hull bunkering tankers to the Panamanian ports to provide bunkering services.

We purchase our fuel from a variety of different suppliers, including PMI Trading Ltd and Glencore International plc. We mainly compete here against CEPSA, O.W. Bunker Ltd, Chevron and Chemoil Energy Ltd, which are physical suppliers.

We support our operations from our offices in Balboa and Cristobal, which we are part of the concession agreement assets.

Sales and Marketing

Most of our marketing, sales, ship-management and other related functions are performed at our main offices in Piraeus, Greece. We also market products and services from our offices in New York City and Singapore. Following our acquisition of ICS Petroleum on July 1, 2008 and Verbeke Bunkering Business on April 1, 2010, we market products and services to Canadian and Mexican markets from our offices in Vancouver and Montreal, Canada and to the ARA region from our office in Antwerp, Belgium. Our sales force interacts with our established customers and markets our fuel sales and services to large commercial shipping companies and foreign governments. We believe our level of customer service, years of experience in the industry, and reputation for reliability are significant factors in retaining our customers and attracting new customers. Our sales and marketing approach is designed to create awareness of the benefits and advantages of our fuel sales and services. We are active in industry trade shows and other available public forums.

Administrative Offices

Cyprus

We maintain an administrative office in Cyprus, which we lease. Our office in Cyprus is responsible for, among other things, certain invoicing functions of our principal operating subsidiary, Aegean Marine Petroleum S.A., or AMP.

New York City

We maintain an executive office in New York City to oversee our financial and other reporting functions.

Customers

We market marine fuel and related services to a broad and diversified base of customers. During the years ended December 31, 2009, 2010, and 2011, none of our customers accounted for more than 10% of our total revenues. Our customers serviced during the past three years include Greek-owned commercial shipping companies, such as Blue Star Ferries, Neptune Line Shipping and ENESEL S.A., other international shipping companies, such as A.P. Moller and Royal Caribbean Cruises Ltd., fuel traders and brokers, such as World Fuel Services Corporation, and oil majors, such as Exxon Mobil Corporation.

Suppliers

We purchase our marine fuel and lubricants from refineries, oil majors or other select suppliers around the world. In the year ended December 31, 2011, we purchased marine petroleum products of approximately $405.0 million, or approximately 6% of our total purchases of marine petroleum products from our related company, Aegean Oil. The majority of our purchases of marine petroleum products during the year ended December 31, 2011, were made from unrelated third-party suppliers and totaled $6,263.6 million, or approximately 94% of our total purchases of marine petroleum products.  Our cost of fuel is generally tied to spot pricing, market-based formulas or is governmentally controlled. We are usually extended trade credit from our suppliers for our fuel purchases, which are generally required to be secured by standby letters of credit or letters of guarantee.

Competition

We compete with marine fuel traders and brokers, such as World Fuel Services Corporation and Chemoil Corporation, and major oil producers, such as BP Marine, Shell, Marine Products and ExxonMobil Marine Fuel, for services and end customers. We also compete with physical suppliers of marine fuel products, such as CESPA (Gibraltar) Ltd. and Fujairah National Bunkering Co. LLC, for business from traders and brokers as well as end customers. Our competitors include both large corporations and small, specialized firms. Some of our competitors are larger than we are and have substantially greater financial and other resources than we do. Some of our suppliers also compete against us.

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

We believe that the heightened levels of environmental and quality concerns among insurance underwriters, regulators and charterers have led to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the industry.  Increasing environmental concerns have created a demand for tankers that conform to the stricter environmental standards.  We are required to maintain operating standards for all of our vessels emphasizing operational safety, quality maintenance, continuous training of our officers and crews and compliance with applicable local, national and international environmental laws and regulations.  We believe that the operation of our vessels will be in substantial compliance with applicable environmental laws and regulations and that our vessels have all material permits, licenses, certificates or other authorizations necessary for the conduct of our operations; however changes in such laws and regulations, such as the 2010 Deepwater Horizon oil spill or future serious marine incidents, may impact our resale value or useful lives of our tankers.  In addition, a future serious marine incident that results in significant oil pollution or otherwise causes significant adverse environmental impact could result in additional legislation or regulation that could negatively affect our profitability.

International Maritime Organization

The IMO has adopted the International Convention for the Prevention of Marine Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto, collectively referred to as MARPOL 73/78 and herein as MARPOL.  MARPOL entered into force on October 2, 1983.  It has been adopted by over 150 nations, including many of the jurisdictions in which our vessels operate.  MARPOL sets forth pollution-prevention requirements applicable to drybulk carriers, among other vessels, and is broken into six Annexes, each of which regulates a different source of pollution.  Annex I relates to oil leakage or spilling; Annexes II and III relate to harmful substances carried, in bulk, in liquid or packaged form, respectively; Annexes IV and V relate to sewage and garbage management, respectively; and Annex VI, lastly, relates to air emissions.  Annex VI was separately adopted by the IMO in September of 1997.

Our vessels are subject to regulatory requirements imposed by the IMO, including the phase-out of single-hull tankers.

In 1992, MARPOL was amended to make it mandatory for tankers of 5,000 dwt and more ordered after July 6, 1993 to be fitted with double hulls, or an alternative design approved by the IMO.  Following the Erika incident off the coast of France in December 1999, the IMO took steps to accelerate the phase-out of single hull tankers.  In April 2001, the IMO adopted a revised phase-out schedule for single hull tankers, which became effective in September 2003.

As a result of the oil spill in November 2002 relating to the loss of the MT Prestige, which was owned by a company not affiliated with us, in December 2003, the Marine Environmental Protection Committee of the IMO, or MEPC, adopted additional amendments to Annex I of the MARPOL Convention, which amendments became effective in April 2005. The amendment revised existing regulation 13G accelerating the phase-out of single hull oil tankers and adopted a new regulation 13H aimed at the prevention of oil pollution from oil tankers carrying heavy grade oil as cargo. Under the revised regulations, single hull oil tankers exceeding 5,000 tons deadweight were required to be phased out (or to meet certain other limited exceptions) no later than April 5, 2005 or the anniversary of the date of delivery of the ship on the date or in the year specified in the following table:

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
2007 for ships delivered in 1980 and 1981
2008 for ships delivered in 1982
2009 for ships delivered in 1983
2010 for ships delivered in 1984 or later

Under the revised regulations, a flag state may permit continued operation of certain Category 2 or 3 tankers beyond the phase-out date set forth above. The regulations also enable a flag state to allow for some newer single hull oil tankers registered in its country that conform to certain technical specifications to continue operating until the earlier of the anniversary of the date of delivery of the vessel in 2015 or the date on which the vessel reaches 25 years after the date of its delivery, whichever is the earlier date. As described below, certain Category 2 and 3 tankers fitted only with double bottoms or double sides may also be allowed by the flag state to continue operations until their 25th anniversary of delivery. Port states are however permitted to deny entry to such tankers, if the tankers are also operating beyond the anniversary of the date of their delivery in 2015.

Under the revised regulations, a flag state may permit continued operation of certain Category 2 or 3 tankers beyond the phase-out date set forth above. The regulations also enable a flag state to allow for some newer single hull oil tankers registered in its country that conform to certain technical specifications to continue operating until the earlier of the anniversary of the date of delivery of the vessel in 2015 or the date on which the vessel reaches 25 years after the date of its delivery, whichever is the earlier date. As described below, certain Category 2 and 3 tankers fitted only with double bottoms or double sides may also be allowed by the flag state to continue operations until their 25th anniversary of delivery. Port states are however permitted to deny entry to such tankers, if the tankers are also operating beyond the anniversary of the date of their delivery in 2015.

The December 2003 amendments to Annex I of the MARPOL convention, discussed above, adopted a new regulation 13H on the prevention of oil pollution from oil tankers carrying heavy grade oil as cargo ("HGO"), which includes most grades of marine fuel. The new regulation requires, with certain limited exceptions, that single hull oil tankers of 5,000 dwt and above comply with regulation 13F of Annex 1 (setting out a number of requirements aimed at the prevention of oil pollution in the event of collision or stranding) after April 5, 2005, and that single hull oil tankers of 600 dwt and above but less than 5,000 dwt comply with regulation 13F(7)(a) of Annex 1 (requiring certain modifications to smaller tankers in order to prevent pollution in the event of collision or stranding) no later than the anniversary of their delivery in 2008.

Under regulation 13H, HGO means any of the following:

•	crude oils having a density at 15ºC higher than 900 kg/m3;

•	fuel oils having either a density at 15ºC higher than 900 kg/m3 or a kinematic viscosity at 50ºC higher than 180 mm2/s; or

•	bitumen, tar and their emulsions.

Under the regulation 13H, the flag state may allow continued operation of oil tankers of 5,000 dwt and above, carrying crude oil with a density at 15ºC higher than 900 kg/m3 but lower than 945 kg/m3, that conform to certain technical specifications and where, in the opinion of the such flag state, the ship is fit to continue such operation, having regard to the size, age, operational area and structural conditions of the ship and provided that the continued operation shall not go beyond the date on which the ship reaches 25 years after the date of its delivery.

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

The flag state may also exempt an oil tanker of 600 dwt and above carrying HGO as cargo if the ship is either engaged in voyages exclusively within an area under the flag state's jurisdiction, or if the ship is engaged in voyages exclusively within an area under the jurisdiction of another party to the MARPOL Convention, provided that party agrees. The same applies to vessels operating as floating storage units of HGO.

Any port state, however, can deny entry of single hull tankers carrying HGO which have been allowed to continue operation under the exemptions mentioned above, into the ports or offshore terminals under the port state's jurisdiction, or deny ship-to-ship transfer of HGO in areas under its jurisdiction except when such transfer is necessary for the purpose of securing the safety of a ship or saving life at sea.

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

•	the original delivery date of the oil tanker will apply when considering the 15 years of age threshold relating to the first technical specifications survey to be completed in accordance.

Revised Annex I to the MARPOL Convention entered into force in January 2007 and has undergone various minor amendments since then. Revised Annex I incorporates various amendments adopted since the MARPOL Convention entered into force in 1983, including the amendments to regulation 13G (regulation 20 in the revised Annex) and newly adopted regulation 13H (regulation 21 in the revised Annex). Revised Annex I also imposes construction requirements for oil tankers delivered on or after January 1, 2010. A further amendment to revised Annex I includes an amendment to the definition of HGO that will broaden the scope of regulation 21. On August 1, 2007 regulation 12A (an amendment to Annex I) came into force requiring fuel oil tanks to be located inside the double hull in all ships with an aggregate oil fuel capacity of 600m3 and above which are delivered on or after August 1, 2010, including ships for which the building contract is entered into on or after August 1, 2007 or, in the absence of a contract, for which the keel is laid on or after February 1, 2008. Non-compliance with the ISM Code or with other IMO regulations may subject a shipowner or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in denial of access to, or detention in, some ports including United States and European Union ports.

Air Emissions

In September of 1997, the IMO adopted Annex VI to MARPOL to address air pollution.  Effective May 2005, Annex VI sets limits on nitrogen oxide emissions from ships whose diesel engines were constructed (or underwent major conversions) on or after January 1, 2000.  It also prohibits "deliberate emissions" of "ozone depleting substances," defined to include certain halons and chlorofluorocarbons.  "Deliberate emissions" are not limited to times when the ship is at sea; they can for example include discharges occurring in the course of the ship's repair and maintenance.  Emissions of "volatile organic compounds" from certain tankers, and the shipboard incineration (from incinerators installed after January 1, 2000) of certain substances (such as polychlorinated biphenyls (PCBs)) are also prohibited.  Annex VI also includes a global cap on the sulfur content of fuel oil (see below).

The IMO's Maritime Environment Protection Committee, or MEPC, adopted amendments to Annex VI on October 10, 2008, which amendments were entered into force on July 1, 2010.  The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulphur contained in any fuel oil used on board ships.  By January 1, 2012, the amended Annex VI requires that fuel oil contain no more than 3.50% sulfur (from the current cap of 4.50%).  By January 1, 2020, sulfur content must not exceed 0.50%, subject to a feasibility review to be completed no later than 2018.

Sulfur content standards are even stricter within certain "Emission Control Areas" ("ECAs").  By July 1, 2010, ships operating within an ECA may not use fuel with sulfur content in excess of 1.0% (from 1.50%), which is further reduced to 0.10% on January 1, 2015.  Amended Annex VI establishes procedures for designating new ECAs.  Currently, the Baltic Sea and the North Sea have been so designated.  Effective August 1, 2012, certain coastal areas of North America will also be designated ECAs, as will (effective January 1, 2014), the United States Caribbean Sea.  Ocean-going vessels in these areas will be subject to stringent emissions controls and may cause us to incur additional costs. If other ECAs are approved by the IMO or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the EPA or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.

Amended Annex VI also establishes new tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation.  The U.S. Environmental Protection Agency promulgated equivalent (and in some senses stricter) emissions standards in late 2009.

With effect from January 1, 2010, the Directive 2005/33/EC of the European Parliament and of the Council of July 6, 2005, amending Directive 1999/32/EC came into force. The objective of the directive is to reduce emission of sulfur dioxide and particulate matter caused by the combustion of certain petroleum derived fuels. The directive imposes limits on the sulfur content of such fuels as a condition of their use within a Member State territory. The maximum sulfur content for marine fuels used by inland waterway vessels and ships at berth in ports in EU countries after January 1, 2010, is 0.10% by mass.

The IMO also adopted the International Convention for the Safety of Life at Sea, or SOLAS, and the International Convention on Load Lines, or the LL Convention, which impose a variety of standards that regulate the design and operational features of ships.  The IMO periodically revises the SOLAS and LL Convention standards.

The operation of our ships is also affected by the requirements set forth in Chapter IX of SOLAS, which sets forth the IMO's International Management Code for the Safe Operation of Ships and Pollution Prevention, or the ISM Code. The ISM Code requires ship owners and bareboat charterers to develop and maintain an extensive "Safety Management System" that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies.

The ISM Code requires that vessel operators obtain a safety management certificate, or SMC, for each vessel they operate. This certificate evidences compliance by a vessel's operators with the ISM Code requirements for a safety management system, or SMS. No vessel can obtain an SMC under the ISM Code unless its manager has been awarded a document of compliance, or DOC, issued in most instances by the vessel's flag state.  We have all material requisite documents of compliance for our offices and safety management certificates for vessels in our fleet for which the certificates are required by the IMO. We renew these documents of compliance and safety management certificates as required.

Non-compliance with the ISM Code and other IMO regulations may subject the shipowner or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports.

Oil Pollution Liability

The IMO has negotiated international conventions that impose liability for oil pollution in international waters and a signatory's territorial waters. Additional or new conventions, laws and regulations may be adopted which could limit our ability to do business and which could have a material adverse effect on our business and results of operations.

For example, the IMO has adopted the International Convention on Civil Liability for Oil Pollution Damage of 1969, as amended by different Protocol in 1976, 1984, and 1992, and amended in 2000, or the CLC. Under the CLC and depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, a vessel's registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain exceptions. The 1992 Protocol changed certain limits on liability, expressed using the International Monetary Fund currency unit of Special Drawing Rights. The right to limit liability is forfeited under the CLC where the spill is caused by the shipowner's actual fault and under the 1992 Protocol where the spill is caused by the shipowner's intentional or reckless act or omission where the shipowner knew pollution damage would probably result.  The CLC requires ships covered by it to maintain insurance covering the liability of the owner in a sum equivalent to an owner's liability for a single incident. We believe that our insurance will cover the liability under the plan adopted by the IMO.

The IMO adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the Bunker Convention, to impose strict liability on shipowners for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel. The Bunker Convention requires registered owners of ships over 1,000 gross tons to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the Convention on Limitation of Liability for Maritime Claims of 1976, as amended). With respect to non-ratifying states, liability for spills or releases of oil carried as fuel in ship's bunkers typically is determined by the national or other domestic laws in the jurisdiction where the events or damages occur.

In addition, the IMO adopted an International Convention for the Control and Management of Ships' Ballast Water and Sediments, or the BWM Convention, in February 2004. The BWM Convention's implementing regulations call for a phased introduction of mandatory ballast water exchange requirements to be replaced in time with mandatory concentration limits. The BWM Convention will not become effective until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world's merchant shipping. To date, there has not been sufficient adoption of this standard for it to take force.  However, Panama may adopt this standard in the relatively near future, which would be sufficient for it to take force.  Upon entry into force of the BWM Convention, mid-ocean ballast exchange would be mandatory. Vessels would be required to be equipped with a ballast water treatment system that meets mandatory concentration limits not later than the first intermediate or renewal survey, whichever occurs first, after the anniversary date of delivery of the vessel in 2014, for vessels with ballast water capacity of 1500-5000 cubic meters, or after such date in 2016, for vessels with ballast water capacity of greater than 5000 cubic meters. If mid-ocean ballast exchange or ballast water treatment requirements become mandatory, the cost of compliance could increase for ocean carriers. Although we do not believe that the costs of compliance with a mandatory mid-ocean ballast exchange would be material, it is difficult to predict the overall impact of such a requirement on our operations.

The IMO continues to review and introduce new regulations.  It is difficult to accurately predict what additional regulations, if any, may be passed by the IMO in the future and what effect, if any, such regulations might have on our operations.

European Union Restrictions

In October 2009, the European Union amended a directive to impose criminal sanctions for illicit ship-source discharges of polluting substances, including minor discharges, if committed with intent, recklessly or with serious negligence and the discharges individually or in the aggregate result in deterioration of the quality of water.  Aiding and abetting the discharge of a polluting substance may also lead to criminal penalties.  Member States were required to enact laws or regulations to comply with the directive by the end of 2010.  Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims.

The European Union has adopted several regulations and directives requiring, among other things, more frequent inspections of high-risk ships, as determined by type, age, and flag as well as the number of times the ship has been detained.  The European Union also adopted and then extended a ban on substandard ships and enacted a minimum ban period and a definitive ban for repeated offenses.  The regulation also provided the European Union with greater authority and control over classification societies, by imposing more requirements on classification societies and providing for fines or penalty payments for organizations that failed to comply.

United Kingdom

Our marine fuel terminal operations involving the storage of fuel in the United Kingdom are subject to stringent laws and regulations governing the discharge of materials into the environment, otherwise relating to protection of the environment, operational safety and related matters. In particular, we are subject to the United Kingdom's Environmental Protection Act 1990, or EPA, which generally concerns pollution of water (including the sea), land and air due to release of substances which are capable of causing harm to living organisms, and the United Kingdom's Water Resources Act 1991 (as amended by the Environment Act 1995), or WRA, which is directed primarily at water quality and quantity. In addition, the Pollution Prevention and Control (England and Wales) Regulations 2010, or the Regulations, implement integrated pollution prevention and control regimes. These regulations, applicable only to England and Wale and their territorial adjacent waters, cover pollution of water, land and air due to emissions which may be harmful to the environment or may result in damage to property or environment.

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

Greenhouse Gas Regulation

Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions. However, in July 2011 the MEPC adopted two new sets of mandatory requirements to address greenhouse gas emissions from ships that will enter into force in January 2013. Currently operating ships will be required to develop Ship Energy Efficiency Management Plans, and minimum energy efficiency levels per capacity mile will apply to new ships. These requirements could cause us to incur additional compliance costs. The IMO is also considering the development of market-based mechanisms to reduce greenhouse gas emissions from ships. The European Union has indicated that it intends to propose an expansion of the existing European Union emissions trading scheme to include emissions of greenhouse gases from marine vessels, and in January 2012 the European Commission launched a public consultation on possible measures to reduce greenhouse gas emissions from ships. In the United States, the EPA has issued a finding that greenhouse gases endanger the public health and safety and has adopted regulations to limit greenhouse gas emissions from certain mobile sources and large stationary sources. Although the mobile source emissions regulations do not apply to greenhouse gas emissions from vessels, such regulation of vessels is foreseeable, and the EPA has in recent years received petitions from the California Attorney General and various environmental groups seeking such regulation. Any passage of climate control legislation or other regulatory initiatives by the IMO, European Union, the U.S. or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol, that restrict emissions of greenhouse gases could require us to make significant financial expenditures which we cannot predict with certainty at this time.

International Labour Organization

The International Labour Organization (ILO) is a specialized agency of the UN with headquarters in Geneva, Switzerland. The ILO has adopted the Maritime Labor Convention 2006 (MLC 2006). A Maritime Labor Certificate and a Declaration of Maritime Labor Compliance will be required to ensure compliance with the MLC 2006 for all ships above 500 gross tons in international trade. The MLC 2006 will enter into force one year after 30 countries with a minimum of 33% of the world's tonnage have ratified it. The MLC 2006 has not yet been ratified, but its ratification would require us to develop new procedures to ensure full compliance with its requirements.

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. In December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security.  The new Chapter V became effective in July 2004 and imposes various detailed security obligations on vessels and port authorities, and mandates compliance with the ISPS Code.  The ISPS Code is designed to enhance the security of ports and ships against terrorism.  Amendments to SOLAS Chapter VII, made mandatory in 2004, apply to vessels transporting dangerous goods and require those vessels be in compliance with the International Maritime Dangerous Goods Code ("IMDG Code").

To trade internationally, a vessel must attain an International Ship Security Certificate, or ISSC, from a recognized security organization approved by the vessel's flag state.  Among the various requirements are:

•
on-board installation of automatic identification systems to provide a means for the automatic transmission of safety-related information from among similarly equipped ships and shore stations, including information on a ship's identity, position, course, speed and navigational status;

•	on-board installation of ship security alert systems, which do not sound on the vessel but only alert the authorities on shore;

•	the development of vessel security plans;

•	ship identification number to be permanently marked on a vessel's hull;

•
a continuous synopsis record kept onboard showing a vessel's history, including the name of the ship, the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship's identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and

•	compliance with flag state security certification requirements.

Ships operating without a valid certificate, may be detained at port until it obtains an ISSC, or it may be expelled from port, or refused entry at port.

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

Trademarks and Licenses

We have entered into a trademark license agreement with Aegean Oil pursuant to which Aegean Oil has granted us a non-transferable, non-exclusive, perpetual (subject to termination for material breach), world-wide, royalty-free right and license to use certain trademarks related to the Aegean logo and "Aegean Marine Petroleum" in connection with marine fuel supply services.

Seasonality

Our business is not seasonal.

C.           Organizational Structure

Aegean Marine Petroleum Network Inc. is a Marshall Islands holding company and we transact our bunkering business primarily through AMP, a wholly-owned subsidiary incorporated in Liberia, and operate our service centers through Aegean Bunkering Gibraltar Ltd., Aegean Bunkering Jamaica Ltd., Aegean Bunkering (Singapore) Pte. Ltd., Aegean Bunkering (Ghana) Limited, Aegean Bunkers at Sea, Verbeke, ICS Petroleum, Portland Bunkers International Limited, Aegean Bunkering Combustibles Las Palmas S.A., Aegean Bunkering (Morocco) SRL, Aegean Bunkering Trinidad Ltd, Aegean Bunkering (C Verde) LDA and Aegean Bunkering (Panama) SA, separate wholly-owned subsidiaries incorporated in Gibraltar, Jamaica, Singapore, Ghana, Belgium, British Columbia (Canada) and under the laws of England and Wales, Canary Islands, Morocco, Trinidad and Tobago, Cape Verde, Morocco and Panama, respectively, and Aegean Marine Petroleum LLC, a controlled subsidiary incorporated in the UAE, which is 51% owned by a local nominee. We provide the management of our bunkering tankers through Aegean Bunkering Services Inc., or ABS, a wholly-owned subsidiary incorporated in the Marshall Islands, and Aegean Management Services M.C., a wholly owned-subsidiary incorporated in Greece. We provide the marketing and administrative services for our operations through Aegean Oil (USA), LLC and AMPN USA, LLC, our wholly-owned subsidiaries formed in Delaware, the United States, and I.C.S. Petroleum (Montreal) Ltd., our wholly-owned subsidiary incorporated in Canada. We hold certain of our subsidiaries through Aegean Holdings S.A. and Aegean Investments S.A., our wholly-owned subsidiaries incorporated in the Marshall Islands, and we hold our vessel-owning subsidiaries through Aegean Shipholdings Inc., a wholly-owned subsidiary incorporated in the Marshall Islands. Also, our wholly-owned subsidiary incorporated in Marshall Islands, Aegean Tankfarms Holdings, holds the 60% of Oil Terminal Consultancy Ltd, a company that owns the 92.5% of Aegean Oil Terminals (Panama) SA, which is incorporated in Panama. Our wholly-owned subsidiaries, AMPNI Investments Ltd and AMPNI Holdings Ltd, are incorporated in Cyprus and hold our acquisitions performed during 2010 in Belgium and Las Palmas.

Currently, we own our vessels through separate wholly-owned subsidiaries listed in the following table:
Vessel-owning Subsidiary	Country of Incorporation	Vessel Name or Hull Number
Aegean Rose Maritime Company	Greece	Aegean Rose
Aegean Daisy Maritime Company	Greece	Aegean Daisy
Clyde I Shipping Corp.	Marshall Islands	Aegean Tulip
Aegean Tiffany Maritime Company	Greece	Aegean Tiffany
Aegean Breeze Maritime Company	Greece	Aegean Breeze I
Aegean X Maritime Inc.	Marshall Islands	Aegean X
Aegean Marine Petroleum LLC1	United Arab Emirates	Aegean Flower
Victory Sea Shipping S. A.	Liberia	Aeolos
Aegean Gas Maritime Company	Greece	Mediterranean
Mare Vision S.A.	Marshall Islands	Aegean XI
Milos I Maritime Inc.	Marshall Islands	Hope
Sea Breezer Marine S.A.	Marshall Islands	Aegean Princess
Milos Shipping (Pte.) Ltd.	Singapore	Milos
Pontos Navigation Inc.	Marshall Islands	Leader
Aegean Bunkers at Sea NV	Belgium	Sara
Aegean Tanking S.A.	Liberia	Fos II
Serifos Shipping (Pte.) Ltd.	Singapore	Serifos
Kithnos Maritime Inc.	Marshall Islands	Kithnos
Aegean Ostria Maritime Company	Greece	Amorgos
Kimolos Shipping (Pte.) Ltd.	Singapore	Kimolos
Syros I Maritime Inc.	Marshall Islands	Syros
Mykonos I Maritime Inc.	Marshall Islands	Mykonos
Santorini I Maritime Inc.	Marshall Islands	Santorini
Paros Shipping (Pte.) Ltd.	Singapore	Paros
Naxos Shipping (Pte.) Ltd.	Singapore	Naxos
Eton Marine Ltd.	Liberia	Patmos
Tasman Seaways Inc.	Liberia	Kalymnos
ICS Petroleum Ltd.	British Columbia (Canada)	PT36
West Coast Fuel Transport Ltd.	British Columbia (Canada)	PT25
Aegean Maistros Maritime Company	Greece	Aegean Orion
Aegean Ship III Maritime Company	Greece	Aegean III
Aegean Ship VIII Maritime Company	Greece	Aegean VIII
Aegean Ship XII Maritime Company	Greece	Aegean XII
Aegean Ace Maritime Company	Greece	Aegean Ace
Paxoi Marine S.A.	Liberia	Paxoi
Kerkyra Marine S.A.	Liberia	Kerkyra
Ithaki Shipping (Pte) Ltd.	Singapore	Ithaki
Cephallonia Marine S.A.	Liberia	Kefalonia
PT22 Shipping Co. Ltd.	British Columbia (Canada)	PT22
Silver Sea Shipping S.A.	Liberia	Aegean Star
AMP Maritime S.A.	Liberia	Aegean Champion
Zakynthos Marine S.A.	Liberia	Zakynthos
Andros Marine Inc.	Liberia	Andros
Lefkas Shipping (Pte) Ltd.	Singapore	Lefkas
Dilos Marine Inc.	Liberia	Dilos
Ios Marine Inc.	Liberia	Ios
Kythira Marine S.A.	Liberia	Kythira
Benmore Services S.A.	Liberia	Nisyros
Sealand Navigation Inc.	Greece	Karpathos
Santon Limited	Liberia	Leros
Kassos Navigation S.A.	Liberia	Kassos
Aegean Barges NV	Belgium	Colorado
Aegean Barges NV	Belgium	Elbe
Aegean Barges NV	Belgium	Ellen
Verbeke Bunkering NV	Belgium	Willem SR(2)
Verbeke Bunkering NV	Belgium	Vigo
Verbeke Bunkering NV	Belgium	Steidamm
Jadaco BV	Belgium	Tapuit
Blatoma NV	Belgium	Texas
Seatra BVBA(3)	Belgium	Montana
Anafi Shipping (Pte) Ltd	Liberia	Anafi
Aegean VII Shipping Ltd	Liberia	Sikinos
Tilos Shipping (Pte) Ltd	Singapore	Tilos
Halki Navigation S.A.	Liberia	Halki
Verbeke Bunkering NV	Belgium	Florida(2)
Symi Navigation S.A.	Liberia	Symi
____________
1 Aegean Marine Petroleum LLC is a controlled subsidiary which is 51% owned by a local nominee.
(2) 10% ownership interest.
(3) 50% ownership interest.

D.	Property, Plant and Equipment

Real Property

The following table presents certain information relating to our leased and owned properties as of April 11, 2012.  We consider our properties to be suitable and adequate for our present needs.

Location	Principal Use	Leased or Owned	Lease Expiration Date
Piraeus, Greece	Business coordination center and ship-management office	Leased	March 2023
Portland, U.K.	Administrative and operations office and storage facility	Leased	October 2032
Fujairah, UAE	Administrative and operations office	Leased	December 2012
Khor Fakkan, UAE	Administrative and operations office	Leased	December 2012
Gibraltar	Administrative and operations office	Leased	April 2040
Kingston, Jamaica	Administrative office and land storage facility	Owned	-
Singapore	Administrative and operations office	Leased	September 2013
Antwerp, Belgium	Administrative and operations office	Owned	-
Edgewater, New Jersey, U.S.A.	Sales and marketing office	Owned	-
New York, New York, U.S. A.	Administrative office	Leased	April 2012
Nicosia, Cyprus	Administrative office	Leased	May 2012
Vancouver, Canada	Administrative and operations office	Leased	February 2016
Montreal, Canada	Sales and marketing office	Leased	January 2017
Tema, Ghana	Administrative and operations office	Leased	December 2012
Port of Spain, Trinidad	Administrative and operations office	Leased	April 2014
Las Palmas, Canary Islands	Administrative and operations office and storage facility	Leased	December 2027
Tangiers, Morocco	Storage Facility	Leased	July 2036*
Fujairah, the United Arab Emirates	Storage Facility	Leased	July 2036*
Sao Vicente, Cape Verde	Administrative and operations office	Leased	March 2012
Hong Kong	Administrative and operations office	Leased	August 2013
Cairo, Egypt	Administrative and operations office	Leased	May 2012
Panama	Administrative and operations office and storage facility	Leased	July 2031
* Lease expiration date is estimated based on the expected commencement date of the lease agreement.

Fleet

The following table lists our fleet as of April 11, 2012:

Name	Double Hull	Flag	Build	Dwt
Bunkering Tankers:
Symi	Yes	Liberia	2012	6,270
Halki	Yes	Gibraltar	2011	6,256
Sikinos	Yes	Malta	2011	4,595
Anafi	Yes	Singapore	2011	4,584
Tilos	Yes	Singapore	2011	6,263
Dilos	Yes	Liberia	2010	4,593
Ios	Yes	Liberia	2010	4,620
Kythira	Yes	Liberia	2010	6,314
Nisyros	Yes	Liberia	2010	6,312
Karpathos	Yes	Liberia	2010	6,247
Leros	Yes	Liberia	2010	6,311
Kassos	Yes	Liberia	2010	6,256
Lefkas	Yes	Singapore	2010	6,321
Andros	Yes	Liberia	2010	4,605
Zakynthos	Yes	Liberia	2010	6,303
Naxos	Yes	Singapore	2009	4,626
Kerkyra	Yes	Liberia	2009	6,290
Paxoi	Yes	Liberia	2009	6,310
Kalymnos	Yes	Liberia	2009	6,283
Kefalonia	Yes	Liberia	2009	6,272
Ithaki	Yes	Singapore	2009	6,272
Syros	Yes	Liberia	2008	4,596
Patmos	Yes	Liberia	2008	6,262
Paros	Yes	Singapore	2008	4,629
Mykonos	Yes	Liberia	2008	4,626
Santorini	Yes	Liberia	2008	4,629
Kimolos	Yes	Singapore	2008	4,664
Kithnos	Yes	Liberia	2007	4,626
Amorgos	Yes	Liberia	2007	4,664
Serifos	Yes	Singapore	2007	4,664
Milos	Yes	Singapore	2007	4,626
Aegean Tiffany	Yes	Greece	2004	2,747
Aegean Breeze I	Yes	Greece	2004	2,747
Aegean Flower	Yes	United Arab Emirates	2001	6,523
Aegean Tulip	Yes	Liberia	1993	4,853
Aegean Ace	Yes	Greece	1992	1,615
Aegean Princess	Yes	Liberia	1991	7,030
Aegean Champion	Yes	Liberia	1991	23,400
Sara	Yes	Malta	1990	7,389
Aegean III	Yes	Greece	1990	2,973
Aegean VIII	Yes	Greece	1990	2,973
Aegean Rose	Yes	Greece	1988	4,935
Aegean Daisy	Yes	Greece	1988	4,935
Aegean XI	Yes	Liberia	1984	11,050
Aegean X	Yes	Panama	1982	6,400
Hope	Yes	Liberia	1980	10,597
Aegean Star	Yes	Liberia	1980	11,520
Aegean XII	Yes	Greece	1979	3,680

Name	Double Hull	Flag	Build	Dwt

In-Land Waterway Bunkering Tankers:
Florida	Yes	Belgium	2011	1,533
Montana	Yes	Belgium	2011	4,319
Quadrans 1*	Yes	Belgium	2009	3,233
New York*	Yes	Belgium	2009	4,298
Willem Sr.	Yes	Belgium	2006	3,180
Alexia*	Yes	Belgium	2005	3,550
Breitling*	Yes	Belgium	2005	4,278
Colorado	Yes	Belgium	2004	5,578
Texas	Yes	Belgium	2003	4,165
Julienne*	No	Belgium	1994	1,244
Chopin*	No	Belgium	1988	2,213
Anton*	No	Belgium	1987	4,334
Jean Bart*	No	Belgium	1981	1,306
Steidamm	No	Belgium	1972	1,634
Ellen	No	Belgium	1971	1,439
Vigo	Yes	Belgium	1971	1,319
Elbe	No	Belgium	1962	542
Broadway*	No	Belgium	1962	1,440

Bunkering Barges
PT22	Yes	Canada	2001	2,315
PT25	No	Canada	1988	2,560
PT36	No	Canada	1980	3,730

Special Purpose Vessel
Aegean Orion	No	Greek	1991	550

Floating Storage Facilities
Rio Luxembourg*	Yes	Marshall Islands	2011	74,999
Aeolos	Yes	Liberia	1990	84,040
Leader	Yes	Panama	1985	83,890
Mediterranean	Yes	Greek	1982	19,894
Fos II	Yes	Liberia	1981	67,980
Tapuit	No	Belgium	1971	2,500

______________

*Chartered in by us from a third party.

We have positioned our bunkering tankers across our existing service centers and review vessel positioning on a periodic basis and reposition our vessels among our existing or new service centers to optimize their deployment. Our vessels operate within or outside the territorial waters of each geographical location and, under international law, usually fall under the jurisdiction of the country of the flag they carry. Generally, our bunkering tankers, unlike our bunkering barges, are not permanently located within any particular territorial waters and we are free to use all of our bunkering tankers in any geographical location. We have positioned five of our bunkering tankers in the United Arab Emirates, Ghana, Gibraltar and the ARA region, which we use as floating storage facilities, and we have positioned our 550 dwt tanker, Orion, as a special purpose vessel in Greece.

In addition, we operate land-based storage facilities in Panama, the Canary Islands and the United Kingdom. In Panama, the Canary Islands and the United Kingdom, we store marine fuel in terminals with storage capacity of approximately 570,000, 65,000 and 40,000 cubic meters, respectively.  In addition, we plan to complete the construction of our new land-based storage facility in the UAE with storage capacity of 465,000 cubic meters over the next 18 months. We may also construct a land-based storage facility in Jamaica with a storage capacity of 80,000 cubic meters, provided we are able to obtain adequate financing, as discussed above under "—B. Business Overview—Our Service Centers—Jamaica."

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

           The following management's discussion and analysis of the results of our operations and financial condition should be read in conjunction with the financial statements and the notes to those statements included elsewhere in this annual report. This discussion includes forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, such as those set forth in "Item 3. Key Information—D. Risk Factors" and elsewhere in this report.

A.      Operating Results

General

We are a marine fuel logistics company that physically supplies and markets refined marine fuel and lubricants to ships in port, at sea and on rivers. As a physical supplier, we purchase marine fuel from refineries, major oil producers and other sources and resell and deliver such fuel, using our bunkering tankers, to a broad base of end users.

We sell marine petroleum products to customers primarily at a margin over PLATTS prices (benchmark market prices). PLATTS prices are quoted daily by region and by terms of delivery. We have not had a significant number of long-term written agreements with customers. Under a typical sales contract, a customer requests that we quote a fixed price per metric ton for the sale and delivery of a specified volume and classification of marine fuel on a given date. The customer requests a quotation several days prior to the delivery date. We generally do not quote prices for periods in excess of one week. Once an agreement has been made with a customer, we are deemed to be bound to deliver the specified quantity and classification of marine fuel at the quoted fixed price on the specified delivery date to an identified vessel at a named location. We remain responsible for securing the supply of marine fuel from the supplier and delivering the marine fuel to the customer's vessel.

We purchase marine petroleum products from reputable suppliers under either long-term supply contracts or on the spot markets at a margin over PLATTS prices. Except for our service centers in Gibraltar, Ghana, the UAE, the U.K, Las Palmas and Panama we generally take deliveries of the products on the day of, or a few days prior to, the delivery of the products to the customer's vessel. In Gibraltar, Ghana, the UAE, the U.K, Las Palmas and Panama, utilizing our storage facilities, we take deliveries of the products generally more than one but less than two weeks prior to delivery of the products to our customers. The cost of our marine fuel purchases is generally fixed at the date of our agreement which is prior to the loading from the supplier's premises. Generally, under our long-term supply contracts, the supplier undertakes to supply us with a minimum quantity of marine fuel per month, subject to the agreed quantity as per our contract. Price calculations vary from supplier to supplier in terms of the supplier's margins, the referenced PLATTS prices and the calculation of the average PLATTS price. Depending on the agreement with each supplier, the referenced PLATTS price could be the spot price or an average price over a specified period.

We deliver marine petroleum products to our customers mainly through our bunkering tankers. We are responsible for paying our tankers' operating expenses, including the cost of crewing, insuring, repairing and maintaining the vessel, spares and consumable stores, tonnage taxes and other vessel-related expenses. Our bunkering tankers are not used for the transportation of petroleum products across oceans. Accordingly, a significant portion of our vessel operating expenses are fixed or semi-variable (e.g., a bunkering tanker's insurance costs, crew wages and certain other costs are incurred irrespective of the number of sales deliveries it makes during a period) and, as a group, represent the most significant operating expense for us other than the cost of the marine petroleum products sold.

We incur overhead costs to support our operations. In general, the logistics of purchasing marine fuel from suppliers and selling and delivering the fuel to customers are managed and coordinated by employees at our marketing and operating office in Greece, employees at our local service centers and the crew of our bunkering tankers.

Reclassification

Our statements of income for the years ended December 31, 2009 and 2010 have been reclassified to conform to the presentation of the income statement for the year ended December 31, 2011, which is presented by function and consistently with the implementation of a new reporting system of the Company. We believe that this reclassification provides a better representation of our consolidated results of operations according to the industry practice and has no effect on our consolidated financial position, results of operations or cash flows. The following expense categories were reclassified:

Cost of marine petroleum products consists of purchase costs of marine petroleum products and direct receiving costs of marine petroleum products. Cost of voyage revenues consists of voyage expenses and vessel operating expenses attributable to the voyage revenue we earn from the chartering out of our vessels. These costs include salaries and wages of the crew, depreciation and other operating expenses of the vessels such as repairs, maintenance, stores, spare parts, insurance, consumables and bunkers consumption. Cost of other revenues consists of direct costs of incurring other revenues.

Selling and distribution expenses consist of indirect expenses incurred in connection with the selling and distribution and related to the delivery of the products and services to the customers. The general and administrative expenses are presented separately and represent the administrative cost of managing the Company, such as the costs incurred in connection with the office administrative personnel, the maintenance and depreciation of the company's office property, equipment and other fixed assets, and the general office expenses, professional fees, travel expenses and utilities.

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

•
Gross spread on marine petroleum products and gross spread per metric ton of marine fuel sold.  Gross spread on marine petroleum products represents the margin that we generate on sales of marine fuel and lubricants.  Gross spread on marine fuel represents the margin that we generate on sales of various classifications of MFO or MGO. Gross spread on lubricants represents the margin that we generate on sales of lubricants.  We calculate the gross spreads by subtracting from the sales of the respective marine petroleum product the cost of the marine petroleum product sold. For arrangements in which we physically supply marine petroleum products using our bunkering tankers, costs of marine petroleum products sold represent amounts paid by us for marine petroleum products sold in the relevant reporting period. For arrangements in which marine petroleum products are purchased from our related company, Aegean Oil, cost of marine petroleum products sold represents the total amount paid by us to the physical supplier for marine petroleum products and their delivery to our customers.  For arrangements in which we purchase cargos for our floating storage facilities, cargo transportation costs are either included in the purchase price of marine fuels that we paid to the supplier or to a third-party transportation provider.

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

	For the Year Ended December 31,
	2007	2008	2009	2010	2011

	( in thousands of U.S. dollars, unless otherwise stated)

Sales of marine petroleum products	1,345,849	2,768,067	2,449,445	4,954,599	6,925,582
Less: Cost of marine petroleum products sold	1,256,178	2,607,104	2,272,947	4,736,066	6,668,622
Gross spread on marine petroleum products	89,671	160,963	176,498	218,533	256,960
Less: Gross spread on lubricants	536	1,298	2,755	2,221	1,965
Gross spread on marine fuel	89,135	159,665	173,743	216,312	254,995

Sales volume of marine fuel (metric tons)	3,437,269	5,200,256	6,192,755	10,308,210	10,646,271

Gross spread per metric ton of marine fuel sold (U.S. dollars)	25.9	30.7	28.1	21.0	24.0

The following table reconciles our gross spread on marine petroleum products sold to the most directly comparable U.S. GAAP measure, gross profit, for all periods presented:

For the Year Ended December 31,
2007	2008	2009	2010	2011

( in thousands of U.S. dollars, unless otherwise stated)
Gross spread on marine petroleum products	89,671	160,963	176,498	218,533	256,960
Add: Voyage revenues	5,758	1,379	9,044	7,261	22,775
Add: Other revenues	1,266	8,526	12,471	9,775	17,108
Less: Cost of voyage revenues	4,020	932	7,560	6,597	19,251
Less: Cost of other revenues	94	208	983	1,690	1,294
Gross profit	92,581	169,728	189,470	227,282	276,298

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

Gross spread on marine petroleum products (including gross spread on marine fuel sold and gross spread on lubricants) and gross spread per metric ton of marine fuel sold should not be considered as alternatives to operating income, net income or other U.S. GAAP measures and may not be comparable to similarly titled measures of other companies. Gross spread on marine petroleum products and gross spread per metric ton of marine fuel sold do not reflect certain direct and indirect costs of delivering marine petroleum products to our customers (such as crew salaries, vessel depreciation, storage costs, hire charges, other vessel operating expenses and overhead costs) or other costs of doing business.

For all periods presented, we purchased marine petroleum products in Greece from our related company, Aegean Oil, which is a physical supplier in Greece. The cost of these marine petroleum products was contractually calculated based on Aegean Oil's actual cost of these products plus a margin.  For further discussion please refer to "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Aegean Oil S.A."

•
EBITDA represents net income before interest, taxes, depreciation and amortization. EBITDA does not represent and should not be considered as an alternative to net income, operating income or any other indicator of the Company's performance, as determined by U.S. GAAP, and our calculation of EBITDA may not be comparable to that reported by other companies. EBITDA is included herein because it is a basis upon which we assess our performance and because we believe that it presents useful information to investors regarding Company's ability to service and/or incur indebtedness. The following table reconciles net income, the most directly comparable U.S. GAAP measure, to EBITDA for the periods presented:

For the Year Ended December 31,
2007	2008	2009	2010	2011

( in thousands of U.S. dollars, unless otherwise stated)
Net income attributable to AMPNI shareholders	27,738	39,915	48,525	18,733	10,228

Add: Net financing cost	1,483	11,876	10,209	17,320	27,807
Add: Income taxes	8	1,879	153	2,161	5,428
Add: Depreciation and amortization	9,597	16,557	21,678	27,898	30,328

EBITDA	38,826	70,227	80,565	66,112	73,791

•
Number of markets served.  The number of markets served includes our operations at our service centers in the United Arab Emirates, Gibraltar, Jamaica, Singapore, Northern Europe (Belgium and Netherlands), West Africa (Ghana), Vancouver, Portland (U.K.), Trinidad and Tobago (Southern Caribbean), Tangiers (Morocco), Las Palmas and Tenerife (Canary Islands), Cape Verde, Panama and Greece, where we conduct operations through our related company, Aegean Oil, as well as our trading operations in Montreal and Mexico. The number of markets served is an indicator of the geographical distribution of our operations and affects both the amount of revenues and expenses that we record during a given period. We commenced physical supply operations in Singapore on June 2, 2006, Northern Europe on October 9, 2007, Ghana on January 15, 2008, Portland, U.K. on April 1, 2008, Canada and Mexico on July 1, 2008, Trinidad and Tobago on April 1, 2009, Tangiers, Morocco on August 25, 2009, the ARA region on April 1, 2010, Las Palmas on July 1, 2010, Cape Verde on March 13, 2011, Tenerife on June 4, 2011 and in Panama on August 1, 2011.

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

The following table reflects our sales volume of marine fuel, gross spread on marine petroleum products, gross spread per metric ton of marine fuel sold, number of service centers and average number of operating bunkering vessels for the periods indicated:

	Year Ended December 31,
	2009	2010	2011
	(in thousands of U.S. dollars, unless otherwise stated)

Sales volume of marine fuel (metric tons)	6,192,755	10,308,210	10,646,271
Gross spread on marine petroleum products	176,498	218,533	256,960
Gross spread per metric ton of marine fuel sold (U.S. dollars)	28.1	21.0	24.0
Number of markets served, end of period	14.0	16.0	19.0
Average number of operating bunkering vessels	33.7	48.1	56.3

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

We sell and deliver marine petroleum products to a broad and diversified customer base, including international commercial shipping companies, governments and marine fuel traders and brokers. For the years ended December 31, 2009, 2010 and 2011, none of our customers accounted for more than 10% of our total revenues.

The commercial shipping industry generally purchases marine fuel on a spot basis and historically we have not had any long-term sales volume contracts with customers. On March 1, 2006, however, we entered into a long-term contract to supply minimum quantities of fuel to a commercial customer in Jamaica. As we expand our global network and increase our geographical coverage, we expect some of our customers to enter into long-term sales volume contracts.

In addition to our physical supply operations, from time to time, we may act as a broker, generally in locations where we do not have service centers. This business involves activities whereby we contract with third-party physical suppliers to sell us marine fuel and deliver the marine fuel to a customer in the relevant location. Accordingly, our trading activities do not involve our physical possession of marine fuel and require less complex logistical operations and infrastructure. As such, we typically earn a significantly lower gross spread from our trading activities than from our physical supply activities.

We purchase and take delivery of marine petroleum products from various suppliers under long-term volume contracts or on the spot market. Long-term supply contracts from third parties allow us to minimize our exposure to supply shortages. In general, at each of our service centers except for Gibraltar, Morocco, the UAE, West Africa and the Canary Islands, we purchase from local supply sources.

Our cost of marine petroleum products includes purchases from related companies. In Greece, we purchase marine petroleum products under a ten-year supply contract that commenced on April 1, 2005, from our related company, Aegean Oil, which charges us its actual cost of the marine petroleum products plus a margin. We believe the amounts we have paid to our related company are comparable to amounts that we would have negotiated in arm's-length transactions with unaffiliated third parties. For further discussion of our marine petroleum products purchases from Aegean Oil, please refer to the section of this annual report entitled "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Aegean Oil S.A."

The following table reflects our cost of marine petroleum products, including the cargo transportation cost,  sold incurred from third-party suppliers and from our related company suppliers for the periods indicated.

	Year Ended December 31,
	2009	2010	2011
	(in thousands of U.S. dollars)
Third-party suppliers	2,005,180	4,432,446	6,263,634
Related company suppliers	267,767	303,620	404,988
Total	2,272,947	4,736,066	6,668,622

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

 Voyage Revenues

Our voyage revenues are significantly derived from the employment of our vessels, the Aegean III, the Aegean VIII, the Aegean XII, the Aegean Daisy, the Aegean Rose, the Aegean Breeze and the Aegean Tiffany, under a contract with an unaffiliated third party for the distribution of refined marine petroleum products in Greek ports. During the year ended December 31, 2009, 2010 and 2011, we recognized $6.9, $6.2, $5.1 million of revenue under this contract.

Two of our vessels, the Amorgos and the Karpathos, are employed under contracts with Aegean V, a company owned and controlled by relatives of Mr. Dimitris Melisanidis. During the year ended December 31, 2011, we recorded revenue of $7.0 million under these contracts.

Other Revenues

Other revenues consist of brokerage and agency fees, throughput fees, demurrages and storage fees. These revenues are recognized when services are performed and collectability is reasonably assured.

Cost of Revenues

Cost of marine petroleum products consists of purchase costs of marine petroleum products and direct receiving costs of marine petroleum products, as described above. Cost of voyage revenues consists of voyage expenses and vessel operating expenses attributable to the voyage revenue we earn from the chartering out of our vessels. These costs include salaries and wages of the crew, depreciation and other operating expenses of the vessels such as repairs, maintenance, stores, spare parts, insurance, consumables and bunkers consumption. Cost of other revenues consists of direct costs of incurring other revenues.

Selling and Distribution expenses

We separately present the selling and distribution expenses due to its individual significance to perform our operations. These expenses generally represent indirect expenses incurred for selling and distribution and related to the delivery of the products and services to the customers.

The selling and distribution expenses mainly consist of the following:

•	salaries of our traders and shoreside personnel responsible for operation of our vessels and the distribution and supervision of our marine petroleum products and lubricant products;

•	salaries and wages of the shipboard personnel, mainly under short-term contracts, of the owned vessels used for the delivery of the marine petroleum products to the end customer using these vessels;

•
depreciation and amortization of dry-docking costs and other operating expenses of the owned vessels (such as repair, maintenance, stores, spare parts, insurance, consumables) and bunkers consumption of the owned vessels used for the delivery of the marine petroleum products to the end customer using these vessels;

•	vessel hire charges related to the hiring of third party vessels used for the delivery of the marine petroleum products to the end customer;

•
storage costs, which mainly consist of the expenses of our floating such as our tankers, Fos II, Leader, Mediterranean, Aeolos and Tapuit and our on-land storage facilities in Portland, Las Palmas and Panama;

•	bad debt provision, which has remained low in the past several years due to our effective credit control process and we expect it will remain at low levels;

•	other costs, which mainly consist of port expenses, brokerage fees, laboratory analysis expenses, advertising expenses, supervising, inspections and survey costs.

We employ salaried employees at our offices in Greece, New York City and Belgium, where most of our sales and marketing, operations and technical departments are located, and at each of our service centers. We maintain a minimal number of salaried employees at our service centers, where we typically employ a local operations manager and staff to support the logistical aspects of our operations.

The cost of our vessels depreciates on a straight-line basis over the expected useful life of each vessel.  We follow the deferral method of accounting for drydocking costs under which actual costs incurred are deferred and amortized on a straight-line basis over the period through the date the next drydocking is scheduled.

Our selling and distribution costs have grown over the past several years mainly due to the expansion of our business into new service centers and the enlargement of our fleet. We expect that the amount of selling and distribution will continue to increase, as a result of our further expansion into new markets and acquisitions of additional double hull bunkering tankers and storage facilities.

General and administrative expenses

We separately present the general and administrative expenses, which mainly consist of the salaries and wages of the management and the general directors, the office administrative, legal, accounting and finance personnel, the depreciation of the office property, equipment and other fixed assets and the general office expenses, legal, auditing and professional fees, communal charges, travel expenses, maintenance of the Company's property, rent and utilities.

Interest and Finance Costs

We have historically incurred interest expense and financing costs in connection with long-term debt to partially finance the acquisitions of our vessels and in connection with short-term bank borrowings obtained for working capital purposes. In connection with our initial public offering, we repaid and terminated a portion of our outstanding indebtedness. Subsequently, we have incurred and expect to continue incurring interest expense and financing costs under our existing credit facilities used to finance the construction of our newbuilding bunkering tankers and our other senior secured credit facilities. We expect that interest and finance costs will increase further due to increased drawdowns under our credit facilities to finance our operations and capital expenditures.

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

Our corporate income tax exposure is in taxable jurisdictions, such as Gibraltar, Jamaica, Singapore, Belgium, the United Kingdom, Canada and Panama.

Our business is affected by taxes imposed on the purchase and sale of marine petroleum products in various jurisdictions in which we operate from time to time. These taxes include income, sales, excise, goods and services taxes, value-added taxes and other taxes. Other than in Canada and Belgium, we do not pay a material amount of tax in any jurisdiction in which we operate.  For the years ended December 31, 2009, 2010 and 2011, our income tax amounted to $0.2 million, $2.2 million and $5.4 million, respectively.  The income tax amounts in 2010 and 2011 were mainly attributable to our Canadian and Belgian operations.

Results of Operations

Year ended December 31, 2011, compared to the year ended December 31, 2010

Sales of Marine Petroleum Products.  Sales of marine petroleum products increased by $1,971.0 million, or 39.8%, to $6,925.6 million for the year ended December 31, 2011, compared to $4,954.6 million for the year ended December 31, 2010. Of the total increase in sales of marine petroleum products, $1,763.3 million was attributable to a 35.9% increase in the average price of marine fuel (using sales volumes for the year ended December 31, 2010), $218.8 million was attributable to an increase in sales volume of marine fuel (using average prices for the year ended December 31, 2011), while the sales of lubricants decreased by $11.1 million. Sales volume of marine fuel increased by 338,061 metric tons, or 3.3%, to 10,646,271 metric tons for the year ended December 31, 2011, compared to 10,308,210 metric tons for the year ended December 31, 2010, due to additional volume of sales of marine fuel in the ARA region and Las Palmas and due to sales in our new markets, Tenerife, Cape Verde and Panama.

Voyage Revenues.  Voyage revenues increased by $15.5 million, or 212.3%, to $22.8 million for the year ended December 31, 2011, compared to $7.3 million for the year ended December 31, 2010. Voyage revenues for the year ended December 31, 2011 were attributable to the employment of five of our bunkering tankers with an unaffiliated third party for the distribution of refined marine petroleum products in Greek ports. Additionally, during the year December 2011, we generated voyage revenues from the employment of two of our vessels by a related party.

Other Revenues.  Other revenues increased by $7.3 million, or 74.5%, to $17.1 million for the year ended December 31, 2011, compared to $9.8 million for the year ended December 31, 2010. Other revenues for the year ended December 31, 2011 were attributable to the storage revenues recognize at our new market in Panama and other revenues related to throuput fees, brokerage and agency fees.

Revenues from related companies. Revenues from related companies included in the sales of marine petroleum products, voyage revenues and other revenues for the year ended December 31, 2011 were $47.3, $7.7 and $0.1 million, respectively, compared with $45.5, $0.1 and $0.4 million, respectively, for the year ended December 31, 2010. Voyage revenues increased by $7.6 million, or 76.0%, due to new agreements signed with a related party to employ of two of our vessels.

Cost of revenue. The cost of sales of marine petroleum products increased by $1,932.5 million, or 40.8%, to $6,668.6 million for the year ended December 31, 2011, compared to $4,736.1 for the year ended December 31, 2010. The increase in the cost of marine petroleum products was attributable to the increased demand and volumes sold and the increase in the average purchase price of the marine petroleum products.  The purchases from related parties included in the cost of sales of marine petroleum products increased by $101.4 million, or 33.4%, to $405.0 for the year ended December 31, 2011, compared to $303.6 for the year ended December 31, 2010. The cost of voyage and other revenues for the year ended December 31, 2011 increased by $12.2 million, or 147.0%, to $20.5 million for the year ended December 31, 2011, compared to $8.3 million for the year ended December 31, 2010. This increased is in accordance with the year-to-year increase in the voyage and other revenues, described above.

Gross Profit and Gross Spread on Marine Petroleum Products. Gross spread on marine petroleum products increased by $38.5 million, or 17.6%, to $257.0 million for the year ended December 31, 2011, compared to $218.5 million for the year ended December 31, 2010. The increase in our gross spread on marine petroleum products mainly resulted from the increased sales volume of marine fuel. The contribution of the gross profit on voyage and other revenues for the year ended December 31, 2011 was $3.5 and $15.8 million, respectively, compared to $0.7 and $8.1 million respectively, for the year ended December 31, 2010. Our gross spread per metric ton of marine fuel sold during the year ended December 31, 2011 increased by $3.0, or 14.3%, to $24.0, compared to $21.0 for the year ended December 31, 2010.  Gross spreads per metric ton do not generally increase or decrease proportionately with the price of marine fuel. Accordingly, gross spread on marine petroleum products, as a percentage of total revenues, decreased from 4.4% for the year ended December 31, 2010 to 3.7% for the year ended December 31, 2011. Gross spread on marine petroleum products and gross spread per metric ton of marine fuel sold are non-U.S. GAAP measures and should not be considered as alternatives to operating income, net income or other U.S. GAAP measures and may not be comparable to similarly titled measures of other companies. Please refer to "—Factors Affecting Our Results of Operations" for a reconciliation of gross spread on marine petroleum products to the most directly comparable U.S.GAAP measure.

Selling and Distribution. Selling and distribution expenses increased by $37.4 million, or 24.1%, to $192.8 million for the year ended December 31, 2011, compared to $155.4 million for the year ended December 31, 2010. This increase was mainly due to the higher cost of the marine fuel consumption and an increase in the number of full-time employees, as we hired new employees to manage our expanded fleet and service center network due to our expansion to new markets. Furthermore, crew costs and vessel operating expenses increased as the average number of operating bunkering vessels increased to 56.3 for the year ended December 31, 2011, compared to 48.1 for the year ended December 31, 2010.

General and Administrative. General and administrative expenses increased by $2.3 million, or 8.4%, to $29.8 million for the year ended December 31, 2011, compared to $27.5 million for the year ended December 31, 2010. This increase was mainly due to the higher office expenses and professional fees to support our expanded service center network as a result of our expansion to new markets.

Interest and Finance Costs.  Interest and finance costs increased by $10.5 million, or 60.3% to $27.9 million for the year ended December 31, 2011, compared to $17.4 million for the year ended December 31, 2010. The increase in interest and finance costs was mainly attributable to the increase in the working capital to finance our expansion.

Year ended December 31, 2010, compared to the year ended December 31, 2009

Sales of Marine Petroleum Products.  Sales of marine petroleum products increased by $2,505.2 million, or 102.3%, to $4,954.6 million for the year ended December 31, 2010, compared to $2,449.4 million for the year ended December 31, 2009. Of the total increase in sales of marine petroleum products, $533.4 million was attributable to a 22.1% increase in the average price of marine fuel (using sales volumes for the year ended December 31, 2009), $1,959.3 million was attributable to an increase in sales volume of marine fuel (using average prices for the year ended December 31, 2010) and $12.5 million was attributable to an increase in the sales of lubricants. Sales volume of marine fuel increased by 4,115,455 metric tons, or 66.5%, to 10,308,210 metric tons for the year ended December 31, 2010, compared to 6,192,755 metric tons for the year ended December 31, 2009, due to additional volume of sales of marine fuel in the UAE, Singapore and Morocco and due to sales in our new markets, the ARA region and Las Palmas, Canary Islands.

Voyage Revenues.  Voyage revenues decreased by $1.8 million, or 19.8%, to $7.3 million for the year ended December 31, 2010, compared to $9.1 million for the year ended December 31, 2009. Voyage revenues for the year ended December 31, 2010 were attributable to the employment of five of our bunkering tankers with an unaffiliated third party for the distribution of refined marine petroleum products in Greek ports. Voyage revenues for the year ended December 31, 2009 were attributable to the employment of our specialty tanker, Maistros, under the contract of affreightment with Aegean Oil, which commenced on October 1, 2008, and from the employment of seven of our bunkering tankers with an unaffiliated third party for the distribution of refined marine petroleum products in Greek ports.

Other Revenues. Other revenues decreased by $2.7 million, or 21.6%, to $9.8 million for the year ended December 31, 2010, compared to $12.5 million for the year ended December 31, 2009. Other revenues for the year ended December 31, 2010 were attributable to throuput fees, brokerage and agency fees.

Revenues from related companies. Revenues from related companies included in the sales of marine petroleum products, voyage revenues and other revenues for the year ended December 31, 2010 were $45.5, $0.1 and $0.4 million respectively. Accordingly, the revenues from related companies included in the sales of marine petroleum products, voyage revenues and other revenues for the year ended December 31, 2009 were $13.1, $0.1 and $1.3 million, respectively. The increase in the sales of marine petroleum products to related parties by $32.4 million, or 247.3%, was attributable to both sales volumes sold and the increase in the price of marine fuel.

Cost of revenue. The cost of sales of marine petroleum products increased by $2,463.2 million, or 108.4%, to $4,736.1 million for the year ended December 31, 2010, compared to $2,272.9 for the year ended December 31, 2009. The increase in the cost of marine petroleum products was attributable to the increased demand and volumes sold and the increase in the average purchase price of the marine petroleum products.  The purchases from related parties included in the cost of sales of marine petroleum products increased by $35.8 million, or 13.4%, to $303.6 for the year ended December 31, 2010, compared to $267.8 for the year ended December 31, 2009. The cost of voyage and other revenues for the year ended December 31, 2010 decreased by $0.3 million, or 3.5%, to $8.3 million for the year ended December 31, 2010, compared to $8.6 million for the year ended December 31, 2009.

Gross Profit and Gross Spread on Marine Petroleum Products.  Gross spread on marine petroleum products increased by $42.0 million, or 23.8%, to $218.5 million for the year ended December 31, 2010, compared to $176.5 million for the year ended December 31, 2009. The increase in our gross spread on marine petroleum products mainly resulted from the increased sales volume of marine fuel. The contribution of the gross profit on voyage and other revenues for the year ended December 31, 2010 was $0.7 million and $8.1 million respectively, compared to $1.5 and $11.5 million respectively, for the year ended December 31, 2009. Our gross spread per metric ton of marine fuel sold during the year ended December 31, 2010 decreased by $7.1, or 25.3%, to $21.0 compared to $28.1 for the year ended December 31, 2009.  Gross spreads per metric ton do not generally increase or decrease proportionately with the price of marine fuel. Accordingly, gross spread on marine petroleum products, as a percentage of total revenues, decreased from 7.1% for the year ended December 31, 2009 to 4.4% for the year ended December 31, 2010. Gross spread on marine petroleum products and gross spread per metric ton of marine fuel sold are non-U.S.GAAP measures and should not be considered as alternatives to operating income, net income or other U.S.GAAP measures and may not be comparable to similarly titled measures of other companies. Please refer to the section entitled "—Factors Affecting Our Results of Operations" for a reconciliation of gross spread on marine petroleum products to the most directly comparable U.S.GAAP measure.

Selling and Distribution. Selling and distribution expenses increased by $45.9 million, or 41.9%, to $155.4 million for the year ended December 31, 2010, compared to $109.5 million for the year ended December 31, 2009. This increase was mainly due to the higher cost of the marine fuel consumption by our vessels and an increase in the number of full-time employees, as we hired new employees to manage our expanded fleet and service center network due to our expansion to new markets. Furthermore, crew costs and vessel operating expenses increased as the average number of operating bunkering vessels increased to 48.1 for the year ended December 31, 2010, compared to 33.7 for the year ended December 31, 2009.

General and Administrative. General and administrative expenses increased by $2.9 million, or 11.8%, to $27.5 million for the year ended December 31, 2010, compared to $24.6 million for the year ended December 31, 2009. This increase was mainly due to the additional director's and office administrative salaries deriving from new acquisitions and our expansion to new markets.

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

We continuously monitor collections and payments from our customers and maintain a provision for estimated credit losses based upon our historical experience with our customers, current market and industry conditions of our customers and any specific customer collection issues that we have identified.

We transfer ownership of eligible trade accounts receivable to a third party purchaser without recourse in exchange of cash. The factoring of trade accounts receivable under the agreement is accounted for as a sale. Proceeds from the transfer reflect the face value of the account less a discount. The receivables sold pursuant to this factoring agreement are excluded from trade accounts receivable on our consolidated balance sheets and are reflected as cash provided by operating activities on our consolidated statements of cash flows. We continue to service, administer and collect the receivables sold under this program. The third party purchaser has no recourse to our assets for failure of debtors to pay when due.

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

We estimate the useful lives for our bunkering and in-land waterway tankers to be 30 years and 45 years, respectively, from the date of initial delivery to us from the shipyard.  Furthermore, we estimate the useful life of our floating storage facilities to be 30 years from the date of acquisition. We estimate the residual scrap values of our vessels to be $175 per light-weight ton. We form these estimates based on our experience and the prevailing practices of other companies in the bunkering and shipping industries.

An increase in the estimated useful life of a tanker or in its estimated residual value would have the effect of decreasing the annual depreciation charge and extending it into later periods. A decrease in the estimated useful life of a tanker or in its estimated residual value would have the effect of increasing the annual depreciation charge. A 20% decrease in the remaining estimated useful lives of our vessels would increase our depreciation charge for the year ended December 31, 2011 by $5.4 million.

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

Goodwill and intangible assets

Intangible assets consist of concession agreements, in the United Kingdom, the Canary Islands and Panama, a non-compete covenant in Belgium and goodwill derived from the Company's acquisitions in Belgium and Canada. In connection with the acquisitions of Portland Bunkers International Limited, Las Palmas Business and Panama, we recorded identifiable intangible assets and concession agreements which convey to an exclusive right to perform bunkering operations in the port of Portland, Las Palmas and Panama over a specified period of time. These assets are being amortized over their useful life. Goodwill derived from our acquisitions is not amortized, but reviewed as of December 31 of each year for impairment. We also evaluate goodwill for impairment at any time that events occur or circumstances change indicating a possible impairment. The Company tests for goodwill impairment using the two-step process. The first step is a screen for potential impairment, while the second step measures the amount of impairment. Fair values are derived using discounted cash flow analysis.

The decline in our stock price such that the market capitalization was lower than the consolidated net book value indicated the need for an interim impairment assessment during the year ended December 31, 2011. We calculated the fair value of the reporting unit using the income approach. The income approach uses a discounted cash flow analysis based on our cash flow estimates. The most significant assumptions, which are subject to management's judgment, included those regarding revenue growth, capacity utilization, the future price of marine fuel products and the weighted average cost of capital (WACC) of approximately 7% were used to determine the reporting unit's fair value at December 31, 2011. We determined that the fair value of the reporting unit of goodwill exceeded its book value and no impairment loss was recorded in the current or prior years presented.

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

	Average Number of Vessels		Drydock Costs
Year Ended December 31	Bunkering	Non-bunkering	As Reported	As Incurred
			(in thousands of U.S. dollars)
2009	33.7	5.4	4,574	5,504
2010	48.1	7.6	5,805	10,073
2011	56.3	9.3	7,112	9,920

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

We expect to first pay drydocking costs and incur subsequent amortization expense of these costs approximately 30 months after the delivery of each of our newbuilding vessels under our newbuilding program. This would decrease our average drydocking expenses in periods immediately following the acquisition of a newbuilding vessel since we would have no such costs to amortize in respect of these vessels until they were first drydocked. Under our newbuilding program, we contracted for the construction of 31 double-hull newbuilding bunkering tankers, which were delivered to us between 2007 and 2012.

Our estimates of the frequency of required drydocking of our vessels have not changes in the past periods.  We do not expect these estimates to change in the future because we believe they will continue to accurately represent the frequency of drydocking inspections necessary for the maintenance of our vessels.

B.           Liquidity and Capital Resources

Our treasury activities are controlled centrally by our treasury department, which is located at our offices in Greece. Our treasury department administers our working capital resources, including our current accounts, time deposits, overdrafts and bank loans. Our liquidity objective is to maintain an optimum daily net cash position, which takes into consideration immediate working capital and operational requirements, as well as short- to medium-term capital expenditure requirements, but which would not result in an unnecessary net cash surplus. In this way, we seek to maximize available cash to reinvest in our business. Our policy is to minimize the use of time deposits, financial instruments or other forms of investments, which we believe generate lower levels of return than the return on our invested capital.

Our cash is primarily denominated in U.S. dollars because our sales of marine petroleum products are fully denominated in U.S. dollars. Our service centers pay their operating expenses in various currencies, primarily the Euro, the UAE dirham, the Gibraltar pound, the British pound, the Canadian dollar, the Jamaican dollar, and the Singapore dollar. Our treasury department transfers cash to our service centers monthly on an as-needed basis and, accordingly, we maintain low levels of foreign currency at our service centers.

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

We have funded our business primarily through: (i) cash generated from operations, (ii) equity capital, (iii) short-term borrowings from banks; and (iv) long-term bank debt. We believe that our working capital resources are sufficient for our present requirements.

We have revolving credit facilities that provide for borrowings up to certain amounts for working capital purposes as well as a sublimit for the issuance of standby letters of credit. Furthermore, we have long-term debt facilities with several banks used to partially finance the acquisition costs of several of our vessels. The credit agreements for the long-term debt facilities are secured with first priority mortgages over certain of our vessels. As of December 31, 2011, we were not in compliance with the leverage ratio covenant contained in certain of our credit facilities and related corporate guarantees, which requires us to maintain a ratio of total liabilities to total assets of not more than 0.65-to-one and, as such, have agreed with our lenders under the facilities to permanently amend the maximum leverage ratio requirement under the facilities and related guarantees to be not more than between 0.70-to-one and 0.75-to-one applied as of December 31, 2011. In addition, as of March 31, 2012, we were not in compliance with the current ratio covenant contained in seven of our credit facilities and related corporate guarantees, which requires us to maintain a minimum current ratio of 1.15-to-one and, as such, have agreed with our lenders to reduce the minimum current ratio required under the facilities and related guarantees to between 1.10-to-one and 1.05-to-one until 2013. See "—Credit Facilities—Violation of Financial Covenants under Certain of our Credit Facilities" below.

Credit Facilities

As of December 31, 2010 and 2011, we had the following outstanding loans:

Loan	Date	2010	2011
		(in millions of U.S. dollars)

Revolving credit facility sub limit	November 15, 2011	-	3.8
Revolving credit facility	September 1, 2011	40.0	51.5
Revolving credit facility	June 21, 2011	3.0	123.1
Trade credit facility	May 23, 2011	60.1	102.9
Revolving credit facility	April 20, 2011	52.2	58.0
Revolving overdraft credit facility	March 30, 2011	1.6	9.9
Senior secured credit facility	March 3, 2011	180.0	123.0
Senior secured revolving credit facility	November 12, 2010	-	-
Receivables credit and assignment agreement	September 21, 2010	50.0	-
Secured loan facility with respect to one newbuilding	April 1, 2010	-	7.0
Loan facility with respect to company acquisition	April 1, 2010	3.5	2.3
Loan facility with respect to one newbuilding	April 1, 2010	2.8	2.5
Secured term loan with respect to three vessels	July 8, 2008	10.5	8.5
Secured term loan with respect to four new buildings	April 24, 2008	32.0	32.7
Secured syndicated term loan facility with respect to five newbuildings	July 5, 2007	34.2	38.2
Secured term loan facility under the 2006 senior secured credit facility with respect to five newbuildings	February 10, 2006	25.4	22.6
Secured syndicated term loan facility with respect to seven newbuildings	October 30, 2006	59.7	56.2
Secured term loan facility with respect to two newbuildings	October 27, 2006	16.0	14.8
Secured term loan facility with respect to three newbuildings	October 25, 2006	24.0	22.5
Secured syndicated term loan facility with respect to five newbuildings	August 30, 2005	29.7	27.4
		624.7	706.9

The above dates show the later of the date of the facility, the date of the most recent renewal or the date the loan was assumed by the Company.

The following is a summary of terms, including operating and financial restrictions, of our credit facilities.

Revolving credit facility sub limit: On November 15, 2011, we amended the revolving credit facility, dated June 21, 2011, by acquiring an additional sub limit of up to $20.0 million, available for the construction of the new land-based storage terminal in Fujairah. The funds under this sub limit are disbursed against invoices provided by the various contractors involved in the construction of the terminal. The facility sub limit matures on May 15, 2012 and bears interest at a rate of the lender's cost of funds plus 5.0%.  As of December 31, 2011, we had an outstanding balance of $3.8 million under this facility sub limit.

Revolving credit facility. On April 27, 2010, our subsidiary Verbeke, entered into an overdraft facility with a Belgian bank for an amount of up to $45.0 million and €500,000. The facility bears interest at 8.30%. In October, 2010, Verbeke renewed this overdraft facility with a limit of $70.0 million and, on September 1, 2011, increased the limit to $80.0 million. The credit facility is collateralized by our accounts receivable and drawdowns are limited to a maximum of 90% of the accounts receivable accepted by the banks and credit-insured. The facility bears interest at EURIBOR plus 2.00% for drawdowns in Euro and at LIBOR plus 2.50% for other credit advances.  As of December 31, 2010 and December 31, 2011, we had an outstanding balance under this credit facility of $40.0 million and $51.5 million, respectively.

Revolving credit facility. On June 7, 2010, our subsidiary, AMP, entered into an uncommitted credit facility with an international commercial lender for an amount up to $100.0 million and a term of one year. The availability of any letters of credit, overdrafts or cash advances under the revolving credit facility is subject to the lender's discretion. On June 21, 2011, we renewed this facility for an additional one-year term and increased the available amount to up to $200.0 million. The renewed facility bears interest at LIBOR plus 2.4% and the availability of any letters of credit, overdrafts or cash advances under the credit facility is subject to the lender's discretion.  The credit facility is guaranteed by us and is secured by, among other things, the assignment and pledge of receivables, fuel oil and gas oil stored or to be stored in a storage facility acceptable to the lender and our guarantee. The facility contains certain covenants and undertakings that require, among other things, that:

•	we maintain minimum working capital of $75.0 million;

•	we maintain an amount of capital, revenue reserves, minority interests and subordinated debt less intangible assets and any loans to related companies of not less than $375.0 million; and

•	we maintain a minimum current ratio of 1.15-to-one.

On April 3, 2012, we agreed with our lenders to reduce the minimum current ratio required to be maintained under the facility to 1.10-to-one for a one-year period, subject to definitive documentation. As of December 31, 2010 and December 31, 2011, we had an outstanding balance of $3.0 million and $123.1 million under the credit facility, respectively.

Trade credit facility: On November 19, 2009, our subsidiary, AMP, entered into an uncommitted trade credit facility, which we refer to as the trade credit facility, with an international commercial lender, for up to $100.0 million, with a sub-limit in an amount of $20.0 million, for short-term transit and storage financing. The trade credit facility had a one-year term and was renewed on its anniversary on the same terms as the original facility until the execution of a new facility that is currently under negotiation. The availability of any letters of credit, overdrafts or cash advances under the trade credit facility is subject to the lender's discretion. The trade credit facility bears interest at a rate of the lender's cost of funds plus 2.0% for overdrafts. The trade credit facility is guaranteed by us and is secured by, among other things, our assigned receivables and fuel oil and gas oil stored or to be stored in a storage facility acceptable to the lender and pledged in its favor. Under the trade credit facility, the maximum credit terms given to any individual counterparty may be 45 days from the date of the delivery of the products; the inventories may only be financed up to 30 days from the date such inventories are delivered to the storage facility; and the product to be stored and in transit may be financed up to 10 calendar days from the date of the bill of lading. The trade credit facility contains covenants requiring, among other things, that:

•	AMP maintain minimum total net equity of at least $80.0 million and cash collateral of $5 million;

•	we maintain our listing on the NYSE;

•	we maintain minimum net equity of not less than $180.0 million; and

•	we maintain a minimum current ratio of 1.15-to-one with a minimum working capital need of $50.0 million.

On May 23, 2011, we renewed this trade credit facility for an amount up to $220.0 million. The facility bears interest at LIBOR plus 2.50%. We also agreed to maintain an amount of minimum net equity of not less than $250.0 million. On March 29, 2012, we agreed with our lenders to reduce the minimum current ratio required to be maintained under the facility to 1.10-to-one for a one-year period, subject to definitive documentation.

As of December 31, 2010 and December 31, 2011, we had $60.1 million and $102.9 million outstanding under the trade credit facility, respectively.

Revolving credit facility. On April 1, 2010, in connection with the acquisition of the Verbeke Bunkering Business, we assumed an overdraft facility with a Belgian bank in amount of up to $45.0 million. In October, 2010, Verbeke renewed this overdraft facility with a $55.0 million limit and, on April 20, 2011, increased the limit to $70.0 million. The facility is collateralized by our accounts receivables and drawdowns are limited to a maximum of 90% of the accounts receivable accepted by the banks and credit-insured. The facility bears interest at EURIBOR plus 2.00% for drawdowns in Euros and a rate of 9.00% for other credit advances.

As of December 31, 2010 and December 31, 2011, we had an outstanding balance under this facility of $52.2 million and $58.0 million (of which €13.0 million and €0 respectively), respectively.

Revolving overdraft credit facility.  On March 11, 2008, we entered into a one year, annually-renewable revolving overdraft facility with a bank in an amount of $20.0 million. On March 30, 2011, the facility was amended to reduce the amount of the facility to $10.0 million. The amended facility is secured by, among other things, a first priority mortgage over each of the vessels Sara, Aegean Ace and Aegean Champion, is guaranteed by us, bears interest at LIBOR plus 5.5%, and requires us to maintain a minimum security value of 125%.

Furthermore, the credit facility contains financial covenants requiring us, among other things, to ensure that:

•	our market adjusted consolidated book net worth is not less than $175.0 million;

•	our consolidated leverage ratio does not exceed 0.65-to-one; and

•	we maintain free liquidity of no less than $25.0 million.

On April 5, 2012, we agreed with our lenders to permanently amend the maximum consolidated leverage ratio required to be maintained under the facility to 0.75-to-one, subject to definitive documentation. As of December 31, 2010 and December 31, 2011, we had $1.6 million and $9.9 million outstanding under this facility, respectively.

Senior secured credit facility.  On March 16, 2009, with effect as of February 1, 2009, we renewed for a period of two years until January 30, 2011 and amended certain terms of the September 30, 2008 senior secured credit facility. We refer to the renewed and amended facility as our senior secured credit facility.  Our senior secured credit facility is for an uncommitted amount of up to $1.0 billion and may be used for working capital and general corporate purposes. On March 3, 2011, we renewed retroactively from February 1, 2011 this credit facility. The facility expires on January 30, 2013 and has a credit limit of up to $210.0 million consisting of a committed amount of up to $125.0 million and an uncommitted amount of up to $85.0 million. The facility bears interest at LIBOR plus 3.00%, while documentary and standby letters of credit are subject to commissions of 0.70% and 1.60%, respectively.

Our senior secured credit facility is, secured by, among other things:

•	a first priority mortgage on eleven of our double hull bunkering tankers and our three floating storage facilities, or our mortgaged vessels;

•	an assignment of all earnings, requisition compensation and insurance policies of our mortgaged vessels;

•	a charge over AMP's operating account;

•	our corporate guarantee and guarantees of our vessel-owning subsidiaries acting as guarantors;

•	the general assignment of trade receivables by us and our subsidiaries;

•	a floating charge on our inventories; and

•	a corporate guarantee of our vessel-owning subsidiaries acting as supplemental guarantors and undertakings to provide first priority mortgages if the lenders so request.

Our senior secured credit facility contains certain covenants requiring us to, among other things:

•	maintain our listing at the NYSE;

•	ensure that our vessels are managed by Aegean Bunkering Services Inc. and that there is no change in their management without the lenders' consent;

•	obtain and maintain an interest insurance policy and additional perils pollution insurance policies for 100% of the market value of our vessels;

•	indemnify the lenders against the consequences of a pollution incident;

•	ensure that there is no change of Company's or our and our subsidiaries' business;

•	have direct control of and own directly or indirectly 100% of the capital stock of vessel-owning subsidiaries acting as guarantors and additional guarantors;

•	maintain minimum security of 120% of the outstanding facility amount;

•	ensure that Mr. Melisanidis controls at least 15% of our shares;

•	inform the lenders about any actual or proposed purchases; and

•	provide the lenders with financial statements on a semi-annual and annual basis and such other information that the lenders may reasonably request.

Our senior secured credit facility contains customary financial covenants requiring us and our subsidiaries to, among other things, ensure that:

•	we maintain a minimum book net worth of $375.0 million;

•	we maintain a maximum ratio of total liabilities to total assets of 0.70-to-one;

•	we maintain minimum additional free liquidity of $30.0 million held with the lender at the end of each month with average minimum daily free liquidity of at least $15.0 million;

•	we maintain a minimum current ratio of 1.15-to-one; and

•	we maintain a minimum interest coverage ratio of 1.35-to-one during 2011 and 1.6-to-one from first quarter of 2012.

On April 3, 2012, we agreed with our lenders to increase the minimum book net worth required to be maintained under the facility to $410.0 million and reduce the minimum current ratio required to be maintained under the facility to 1.10-to-one until the facility's expiration date on January 31, 2013, subject to definitive documentation. As of December 31, 2010 and December 31, 2011, we had $180.0 million and $123.0 million outstanding under our senior secured credit facility, respectively.

Senior secured revolving credit facility: On September 17, 2009, we entered into an annually renewable senior secured revolving credit facility with a bank for an amount of $50.0 million, which we refer to as our senior secured revolving credit facility. The senior secured revolving credit facility is secured by, among other things, our receivables and corporate guarantee. On February 9, 2011, we amended the renewed facility to bear interest at LIBOR plus 3.50%. The senior secured revolving credit facility, as amended, contains certain covenants and undertakings that require, among other things, that:

•	we maintain our listing on the NYSE;

•	we maintain a minimum net equity base of $175.0 million;

•	we maintain a minimum interest coverage ratio of 1.3-to-one;

•	we maintain a maximum consolidated leverage ratio of 75%;

•	we maintain additional free liquidity of $30.0 million at the end of each calendar month; and

•	we maintain an average minimum daily free liquidity of $10.0 million.

As of December 31, 2010 and December 31, 2011, we had $0 million outstanding under the senior secured revolving credit facility, respectively.

Receivables credit and assignment agreement. On September 21, 2010, the Company entered into a receivables assignment and security agreement with an international bank for an amount up to $50 million and a one-year term. The facility is guaranteed by us and bears interest at LIBOR plus 2.00%. The senior secured revolving credit facility contains covenants requiring, among other things, that we maintain a minimum current ratio of 1.15. The facility was terminated on its maturity and a new trade accounts receivables factoring agreement was set up with the same bank.

As of December 31, 2010 and December 31, 2011, we had an outstanding balance of $50.0 million and $0 million, respectively, under the senior secured revolving credit facility.

Secured loan facility with respect to one newbuilding. On April 1, 2010, we assumed a loan agreement with an international bank that was entered into, on October 6, 2009, by Verbeke and a third party in an amount of €5.7 million to finance the new building Montana.  The facility bears interest at EURIBOR plus 1.26% and is repayable in quarterly installments of approximately €0.1 million.

As of December 31, 2010 and December 31, 2011, the outstanding balance under this facility was $0 million and $7.0 million (€5.4 million), respectively.

Loan facility with respect to company acquisition. On April 1, 2010, in connection with our acquisition of the Verbeke Bunkering Business, we assumed a loan agreement with a Belgian Bank in an aggregate amount of €4.0 million. The facility bears interest  at EURIBOR plus 2.5%.

As of December 31, 2010 and December 31, 2011, the outstanding balance under this facility was $3.5 million and $2.3 million (or €2.6 million and €1.8 million), respectively.

Loan facility with respect to one newbuilding. On April 1, 2010, in connection with our acquisition of the Verbeke Bunkering Business, we assumed a loan agreement with a Belgian bank in an aggregate amount of €3.7 million to finance the construction of our double hull bunkering vessel, Texas. The facility bears interest at a rate of 4.36%. The facility is renewable every five years and was last renewed on April 1, 2009.

As of December 31, 2010 and December 31, 2011, the outstanding balance under this loan facility was $2.8 million and $2.5 million (or €2.1 million and €1.9 million), respectively.

Secured term loan with respect to three vessels. On July 8, 2008, we entered into a secured term loan facility with a bank for an amount of $15.0 million. The facility is collateralized by a first priority mortgage over the vessels, Aegean III, Aegean VIII and Aegean XII and bears interest at LIBOR plus 1.25%. The loan is repayable in 20 equal consecutive quarterly installments plus a balloon payment of $5.0 million payable with the last installment.

The loan is collateralized by:

•	a first priority mortgage over each of the vessels;

•	a first priority pledge over the operating account of each of the three vessel-owning subsidiaries;

•	assignments of earnings, insurances and requisition compensation of each of the mortgaged vessels; and

•	our corporate guarantee.

The loan agreement contains financial covenants requiring us to, among other things:

•	maintain a minimum market value adjusted net worth of $175.0 million;

•	maintain minimum liquidity of $25.0 million; and

•	maintain a maximum ratio of total liabilities to total assets of 0.65-to-one.

On April 5, 2012, we agreed with our lenders to permanently amend the maximum consolidated leverage ratio required to be maintained under the loan agreement to 0.75-to-one, subject to definitive documentation. As of December 31, 2010 and December 31, 2011, the outstanding balance of the loan was $10.5 million and $8.5 million, respectively.

Secured term loan with respect to four newbuildings.  On April 24, 2008, four of our vessel-owning subsidiaries, Kassos Navigation S.A., Tilos Navigation S.A., Halki Navigation S.A. and Symi Navigation S.A., as co-borrowers, jointly and severally, entered into a syndicated secured term loan with an international bank for an amount of $38.8 million to partially finance the construction costs of the vessels Kassos, Tilos, Halki and QHS-228. Each of four tranches of $9.7 million is available in two advances. Each tranche is repayable in 40 equal consecutive quarterly installments plus a balloon payment of $4.3 million payable with the last installment. The first installment of each tranche is repayable three months after the date of drawdown of the respective delivery advance. The loan bears interest at LIBOR plus 1.40%, in accordance with a supplemental agreement dated June 23, 2011.

The loan is collateralized by:

•	a first priority mortgage over each of the vessels;

•	assignments of earnings, insurances and requisition compensation of each of the mortgaged vessels; and

•	our corporate guarantee.

The loan agreement contains financial covenants requiring us to, among other things:

•	maintain a minimum book net worth of $375.0 million;

•	maintain a maximum ratio of total liabilities to total assets of 0.75-to-one;

•	maintain a minimum current ratio of 1.15-to-one; and

•	maintain a liquidity ratio of greater than 0.50-to-one.

On April 5, 2012, we agreed with our lenders to permanently increase the minimum book net worth required to be maintained under the facility to $410.0 million and reduce the minimum current ratio required to be maintained under the loan agreement to 1.05-to-one until March 30, 2013, subject to definitive documentation. As of December 31, 2010 and December 31, 2011, the outstanding balance of the loan was $32.0 million and $32.7 million, respectively.

Secured syndicated term loan facility with respect to five newbuildings.  On July 5, 2007, five of our vessel-owning subsidiaries, Andros Marine Inc., Dilos Marine Inc., Ios Marine Inc., Sifnos Marine Inc. and Tinos Marine Inc., as co-borrowers, jointly and severally, entered into a secured credit facility for an aggregate amount of $37.6 million with an international commercial bank to finance the construction of five bunkering tankers, Andros, Dilos, Ios, Anafi and Sikinos, respectively. On September 12, 2008, we amended this loan facility and increased the loan amount to $43.2 million.  The amended loan bears interest at the rate of LIBOR plus 1.0%. The facility, as amended, is available in five tranches of $8.6 million each. Each tranche is repayable in 40 consecutive quarterly installments in the amount of $216,000 each. Under the terms of the agreement, the borrowers may enter into interest rate swap agreements to hedge their exposure to interest rate risk.

The loan is collateralized by:

•	a first priority mortgage over each of the vessels;

•	assignments of earnings, insurances and requisition compensation of each of the mortgaged vessels; and

•	our corporate guarantee.

Our corporate guarantee contains customary financial covenants requiring us to:

•	maintain a minimum market value adjusted net worth of $150.0 million;

•	maintain a maximum ratio of total liabilities to total assets of 0.65-to-one, which was amended to 0.70-to-one, applied as of December 31, 2011, and subject to definitive documentation; and

•	maintain minimum additional free liquidity of $25.0 million held with the lender at the end of each month with average minimum daily free liquidity of $10.0 million.

Furthermore, we are required to maintain the listing of our shares on the NYSE.

The credit facility also contains customary financial restrictions on the borrowers, including restrictions on:

•	the minimum value of the collateral;

•	incurrence of debt; and

•	payment of dividends.

As of December 31, 2010 and December 31, 2011, the outstanding balance under this loan was $34.2 million and $38.2 million, respectively.

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

Upon the lender's demand, this facility may be collateralized by:

•	a second priority mortgage over one of our vessels, the Aegean Flower;

•	a second priority undertaking and assignment to be executed by Aegean Bunkering Services Inc in favor of the lender; and

•	a corporate guarantee by one of our vessel-owning subsidiaries, Pontos Navigation Inc.

Our corporate guarantee contains customary financial covenants requiring us to:

•	maintain a minimum market value adjusted net worth of $150.0 million;

•	maintain a maximum ratio of total liabilities to total assets of 0.65-to-one, which was amended to 0.70-to-one, applied as of December 31, 2011, and subject to definitive documentation; and

•	maintain additional free liquidity of $25.0 million.

The secured loan imposes certain operating and financial restrictions on the borrowers, including restrictions on:

•	the payment of dividends and the distribution of assets;

•	the incurrence of debt;

•	the change in legal and/or ultimate beneficial ownership of shares of the five vessel-owning subsidiaries borrowing under this facility, Pontos Navigation Inc. and Aegean Bunkering Services Inc;

•	mergers and consolidations;

•	the acquisition of additional vessels; and

•	changes in our business activities.

As of December 31, 2010 and December 31, 2011, we had $25.4 million and $22.6 million outstanding under this facility, respectively.

Secured syndicated term loan facility with respect to seven newbuildings.  On October 30, 2006, seven of our vessel-owning subsidiaries, Kerkyra Marine S.A., Ithaki Marine S.A., Cephallonia Marine S.A., Paxoi Marine S.A., Zakynthos Marine S.A., Lefkas Marine S.A. and Kythira Marine S.A., as co-borrowers, jointly and severally entered into a syndicated secured credit facility for an aggregate amount of $64.8 million with an international commercial bank to finance the construction of seven double hull oil tankers, Kerkyra, Ithaki, Kefalonia, Paxoi, Zakynthos, Lefkas and Kythira, respectively. The loan bears interest at LIBOR plus 1.30% after such vessel's delivery. Under the terms of the agreement, the borrowers may enter into interest rate swap agreements to hedge their exposure to interest rate risk.

The loan is collateralized by:

•	a first priority mortgage over each of the vessels, in favor of the lenders;

•	a corporate guarantee by us and Aegean Shipholdings Inc., as the holding company of the vessel-owning subsidiaries; and

•	a manager's undertaking from Aegean Bunkering Services Inc. as the management company of the vessels.

Our corporate guarantee contains customary financial covenants requiring us to:

•	maintain a minimum book net worth of $375.0 million;

•	maintain a minimum current ratio of 1.15-to-one;

•	maintain a maximum ratio of total liabilities to total assets of 0.75-to-one; and

•	maintain a liquidity ratio of greater than 0.50-to-one.

On April 5, 2012, we agreed with our lenders to permanently increase the minimum book net worth required to be maintained under our corporate guarantee to $410.0 million and reduce the minimum current ratio required to be maintained under our corporate guarantee to 1.05-to-one until March 30, 2012, subject to definitive documentation.

The secured loan also imposes certain operating and financial restrictions on the borrowers, including restrictions on:

•	the payment of dividends and the distribution of assets;

•	the incurrence of debt;

•	mergers and consolidations;

•	changes in our business activities.

As of December 31, 2010 and December 31, 2011, the balance of the loan was $59.7 million and $56.2 million, respectively.

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

As of December 31, 2010 and December 31, 2011, the balance on the loan was $16.0 million and $14.8 million, respectively.

Secured term loan facility with respect to three newbuildings. On October 25, 2006, three of our vessel-owning subsidiaries, Eton Marine Ltd., Benmore Services S.A. and Ingram Enterprises Co., as co-borrowers, jointly and severally entered into a syndicated secured credit facility for an aggregate amount of $26.3 million to partially finance the construction costs of three double hull tankers, Patmos, Nisyros and Karpathos, respectively. This facility bears interest at LIBOR plus 1.30%, in accordance with a supplemental agreement dated June 23, 2011. The facility is available in three tranches of $8.8 million each. Each tranche is repayable in 40 quarterly installments in the amount of $125,000 each, plus a balloon payment of $3.8 million payable together with the last installment.

The loan is collateralized by:

•	a first priority or first preferred ship mortgage over each of the vessels, in favor of the lenders;

•	a corporate guarantee by us and Aegean Shipholdings Inc, as the holding company of the vessel-owning subsidiaries;

•	a manager's undertaking from Aegean Bunkering Services Inc, as the management company of the vessels; and

•	personal guarantee by a personal guarantor to be agreed upon by the lenders.

Our corporate guarantee contains customary financial covenants requiring us to:

•	maintain a minimum book net worth of $375.0 million;

•	maintain a maximum ratio of total liabilities to total assets of 0.75-to-one;

•	maintain a minimum current ratio of 1.15-to-one; and

•	maintain a liquidity ratio of more than 0.50-to-one.

On April 5, 2012, we agreed with our lenders to permanently increase the minimum book net worth required to be maintained under our corporate guarantee to $410.0 million and reduce the minimum current ratio required to be maintained under our corporate guarantee to 1.05-to-one until March 30, 2012, subject to definitive documentation.

The credit facility also imposes certain operating and financial restrictions on the borrowers, including restrictions on:

•	the payment of dividends and the distribution of assets;

•	the incurrence of debt;

•	mergers and consolidations; and

•	changes in our business activities.

As of December 31, 2010 and December 31, 2011, the balance on the loan was $24.0 million and $22.5 million, respectively.

Secured syndicated term loan facility with respect to five newbuildings. On August 30, 2005, as amended, five of our vessel-owning subsidiaries, Kithnos Maritime Inc., Naxos Maritime Inc., Paros Maritime Inc., Santorini Maritime Inc. and Serifos Maritime Inc., as co-borrowers, jointly and severally, entered into a syndicated secured credit facility for an aggregate amount of $35.5 million with an international commercial bank to finance the construction of five bunkering tankers Kithnos, Naxos, Paros, Santorini and Serifos, respectively. The loan bears interest at LIBOR plus 1.55%, in accordance with a supplemental agreement dated January 27, 2011. The facility is available in five tranches of $7.1 million each.  Each tranche is repayable in 40 quarterly installments, the first 30 in the amount of $120,000 and the remaining 10 in the amount of $110,000, plus a balloon payment at the end of the term in the amount of $2.4 million. Under the terms of the agreement, the borrowers may enter into interest rate swap agreements to hedge their exposure to interest rate risk.

The loan is collateralized by:

•	a first priority mortgage over each of the vessels;

•	assignments of earnings, insurances and requisition compensation of each of the mortgaged vessels; and

•	corporate guarantees of Aegean Shipholdings Inc., and Aegean Bunkering Services Inc and our corporate guarantee.

Our corporate guarantee contains customary financial covenants requiring us to:

•	maintain a minimum book net worth of $375.0 million;

•	maintain a maximum ratio of total liabilities to total assets of 0.75-to-one;

•	maintain a minimum ratio of current assets to current liabilities of 1.15-to-one; and

•	maintain a minimum liquidity ratio of more than 0.50-to-one.

The credit facility also contains customary financial restrictions on the borrowers, including restrictions on:

•	the minimum value of the collateral;

•	incurrence of debt; and

•	the payment of dividends.

On April 5, 2012, we agreed with our lenders to permanently increase the minimum book net worth required to be maintained under the facility to $410.0 million and reduce the minimum current ratio required to be maintained under the facility to 1.05-to-one until March 30, 2012, subject to definitive documentation. As of December 31, 2010 and December 31, 2011, the balance on the loan was $29.7 million and $27.4 million, respectively.

Violation of Financial Covenants under Certain of our Credit Facilities

A violation of any of the financial covenants contained in our credit facilities described above constitutes an event of default under our credit facilities, which, unless cured within the grace period set forth under the credit facility, if applicable, or waived or modified by our lenders, provides our lenders with the right to, among other things, require us to post additional collateral, enhance our equity and liquidity, increase our interest payments, pay down our indebtedness to a level where we are in compliance with our loan covenants, sell vessels in our fleet, reclassify our indebtedness as current liabilities and accelerate our indebtedness and foreclose their liens on our vessels and the other assets securing the credit facilities, which would impair our ability to continue to conduct our business.

As of December 31, 2011, we were not in compliance with the leverage ratio covenant contained in two of our credit facilities and related corporate guarantees, which requires us to maintain a ratio of total liabilities to total assets of not more than 0.65-to-one and, as such, have agreed with our lenders under the facilities to permanently amend the maximum leverage ratio requirement under the facilities and related guarantees to not more than 0.75-to-one, subject to definitive documentation. In addition, as of March 31, 2012, we were not in compliance with the current ratio covenant contained in seven of our credit facilities and related corporate guarantees, which requires us to maintain a minimum current ratio of 1.15-to-one and, as such, have agreed with our lenders to reduce the minimum current ratio required under the facilities and related guarantees to between 1.10-to-one and 1.05-to-one until 2013, or the waiver period, subject to definitive documentation. See "Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Credit Facilities."

We cannot assure you we will enter into definitive documentation for the amendments of the covenant requirements described above and our lenders may not extend the amendments if we are not in compliance with the original covenants at the end of the waiver period. Accordingly, our lenders could accelerate certain of our indebtedness and foreclose their liens on our vessels and other assets securing the credit facilities, which would impair our ability to conduct our business and continue as a going concern.

In addition, under the terms of our credit facilities, our payment of dividends or other payments to shareholders is subject to no event of default. See "Item 8. Financial Information—Dividend Policy."

Furthermore, certain of our credit facilities contain a cross-default provision that may be triggered by a default under one of our other credit facilities. The breaches described above constituted events of default under the applicable credit facilities and, absent the agreements with our lenders discussed above, together with the cross-default provisions in certain of our credit facilities, could have resulted in the lenders requiring immediate repayment of certain of our loans. A cross-default provision means that a default on one loan would result in a default on certain other loans. Because of the presence of cross default provisions in certain of our credit facilities, the refusal of any one lender under our credit facilities to grant or extend a waiver could result in certain of our indebtedness being accelerated, even if our other lenders under our credit facilities have waived covenant defaults under the respective credit facilities. If our secured indebtedness is accelerated in full or in part, it would be very difficult in the current financing environment for us to refinance our debt or obtain additional financing and we could lose our vessels and other assets securing our credit facilities if our lenders foreclose their liens, which would adversely affect our ability to conduct our business.

Moreover, in connection with any additional waivers of or amendments to our credit facilities that we obtain, our lenders may impose additional operating and financial restrictions on us or modify the terms of our existing credit facilities. These restrictions may further restrict our ability to, among other things, pay dividends, make capital expenditures or incur additional indebtedness, including through the issuance of guarantees. In addition, our lenders may require the payment of additional fees, require prepayment of a portion of our indebtedness to them, accelerate the amortization schedule for our indebtedness and increase the interest rates they charge us on our outstanding indebtedness.

Liquidity and Uses of Cash

Cash and cash equivalents, as of December 31, 2010 and 2011, amounted to $86.5 million and $68.6 million, respectively. The table below illustrates our working capital and working capital excluding cash and debt as of December 31, 2010 and 2011. Working capital is defined as current assets less current liabilities.

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

	As of December 31,
	2010	2011

	(in thousands of U.S. dollars)

Working capital	212,821	201,181
Working capital excluding cash and debt	402,762	497,925

During the year ended December 31, 2011, our working capital, excluding cash, restricted cash and debt, increased to $497.9 million as compared to $402.8 million as of December 31, 2010.  However, our working capital, defined as current assets minus current liabilities, position as of December 31, 2011 decreased slightly to $201.2 million from $212.8 million as of December 31, 2010.

We primarily use our cash to fund marine petroleum product purchases for resale to our customers. Except for transactions with our related company, Aegean Oil, in which we usually have extended unsecured trade credit, we obtain secured trade credit from our suppliers against a standby letter of credit. In certain cases, we purchase quality marine petroleum products from certain suppliers at discounted prices with cash on or near delivery. Our ability to fund marine petroleum product purchases, obtain trade credit from our suppliers and provide standby letters of credit is critical to the success of our business. Increases in oil prices negatively impact our liquidity by increasing the amount of cash needed to fund marine petroleum product purchases as well as reducing the volume of marine petroleum products which can be purchased on a secured credit basis from our suppliers.

We also use our cash to fund the acquisition or construction costs of vessels and our land-based storage terminal in Fujairah, as well as to fund the maintenance cost of our vessels. The following table illustrates the cash paid for the acquisition and construction of vessels, the construction of the Fujairah terminal and the cash paid for drydocking of our vessels for the years ended December 31, 2009, 2010 and 2011.

	Year Ended December 31,
	2009	2010	2011
	(in thousands of U.S. dollars)
Payments for net vessel acquisitions	25,420	26,576	453
Payments for vessel construction	84,444	59,568	22,751
Payments for drydocking	5,504	10,073	9,920
Payments for other fixed assets under construction	-	11,630	29,116

Payments for vessel acquisitions will be reduced in the coming years due to the completion of the construction of our newbuilding vessels. As of December 31, 2011, we had one bunkering tanker on order with a total construction cost of $12.2 million, which includes the newbuilding contract with the shipyard and supervision contract. The construction cost is payable in milestones over the duration of the construction of the vessel. We took delivery of the vessel Symi on April 11, 2012 and paid the outstanding amount as of December 31, 2011 under the construction and supervision contract of $1.5 million.

Currently, we intend to purchase only secondhand double hull bunkering tankers, which are generally more costly than secondhand single hull bunkering tankers. Payments for drydocking are also expected to increase, mainly due to the increased number of vessels in our fleet.

Payments for other fixed assets under construction are expected to increase during the years 2012 and 2013 in connection with the estimated completion of the construction of our land-based storage facility in Fujairah.  The payments of the contractual amounts will be made with the progress of the construction.  The contractual obligations arising from signed contracts relating to this project amount to approximately $34.7 million and $26.5 million for 2012 and 2013, respectively.

It is our intention to fund the remaining capital commitments on our newbuilding contract using cash on hand and existing long-term bank debt. We intend to fund the remaining capital commitments relating to the construction of the land-based storage facility in Fujairah using borrowings under our revolving credit facility dated June 21, 2011. We intend to fund our growth strategy, which may include further acquisitions of additional vessels or investments in other energy-related projects using either cash on hand and cash flow from operations or new long-term bank debt.

We anticipate that, assuming market conditions are consistent with our historical experience, cash on hand, internally generated cash flow and borrowings under our credit facilities will be sufficient to fund our future expansion and our working capital requirements. In the future we may consider raising funds through additional equity or debt offerings, depending on our future business plans.

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

Cash Flow

Net Cash Used in Operating Activities

Net cash used in operating activities was $44.9 million for the year ended December 31, 2011, as compared to $64.6 million for 2010. This decrease was directly related to the increase of the average price of marine petroleum products and the timing of collections from customers and payment of suppliers. Our working capital excluding cash and debt increased by $95.1 million, to a surplus of $497.9 million as of December 31, 2011, compared to a surplus of $402.8 million as of December 31, 2010.

Net cash used in operating activities was $64.6 million for the year ended December 31, 2010, as compared to net cash used in operating activities of $61.4 million for 2009. This increase was primarily attributable to an increase in working capital excluding cash and debt, which is directly related to the timing of collections from customers and payment of suppliers, especially subsequent to the acquisition of the Verbeke Bunkering Business in April 2010. Our working capital excluding cash and debt increased by $181.0 million to a surplus of $402.8 million as of December 31, 2010, compared to a surplus of $221.8 million as of December 31, 2009.

Net Cash Used In Investing Activities

Net cash used in investing activities was $45.6 million for the year ended December 31, 2011. During the period, we paid $22.8 million as milestone payments under our newbuilding and engineering contracts and $29.1 for the construction of our storage facility in Fujairah. Furthermore, we paid $1.5 to assume a concession agreement in Panama, while we received net cash consideration of $8.5 million for the sale of our tankers, Ouranos, Aegean VII, and Star Blender.

Net cash used in investing activities was $169.0 million for the year ended December 31, 2010. During the period, we paid $63.7 for corporate acquisitions in Belgium and the Canary Islands, $59.6 million as milestone payments under our newbuilding and engineering contracts, $26.6 million to acquire the secondhand storage facilities, the Aeolos and the Mediterranean and $11.6 for the construction our storage facility in Fujairah. Furthermore, we paid $10.5 for other fixed assets mainly to purchase land and building in Jamaica while we received net cash consideration of $2.9 million for the sale of our tankers Aegean Pride I and Aegean Force.

Net cash used in investing activities was $75.2 million for the year ended December 31, 2009. During the period, we paid $84.4 million as milestone payments under our newbuilding and engineering contracts and $25.4 million mainly to acquire the secondhand vessels, the Aegean Star, the Aegean Champion and the Aegean Ace. Furthermore, we received net cash consideration of $34.5 million for the sale of our specialty tankers and our vessel, the Aegean IX.

Net Cash Provided by Financing Activities

Net cash provided by financing activities was $73.2 million for the year ended December 31, 2011, mainly due to drawdowns of $142.4 million under our short-term credit facilities to finance marine petroleum purchases for resale to our customers and additional drawdowns of $17.3 million under our term loan facilities to finance a portion of the construction costs of our new vessels. Part of this increase in funding was offset by repayments of long-term debt of $77.4 million and our repurchase of $4.6 million of our common shares from the market under our share repurchase program. Furthermore, during the year ended December 31, 2011, we paid capital lease and financing costs $2.6 million, while we declared and paid dividends of $1.9 million to our shareholders.

Net cash provided by financing activities was $265.3 million for the year ended December 31, 2010, mainly due to additional drawdowns of $176.2 million under our term loan facilities and $95.1 under our short-term credit facilities to finance a portion of the construction costs of our new vessels and marine petroleum purchases for resale to our customers. Part of this increase in funding was offset by repayments of long-term debt of $116.8 million. The net proceeds from the issuance of common stock amounted to $139.0 million while the cash paid to repurchase common stock was $24.7 million. Furthermore, during the year ended December 31, 2010, we paid for capital lease and financing costs $1.3 million, while we declared and paid dividends of $1.9 million to our shareholders.

Net cash provided by financing activities was $144.5 million for the year ended December 31, 2009, mainly due to (i) additional drawdowns of $133.6 million under our term loan facilities and our senior secured credit facility to finance a portion of the construction costs of our new vessels and marine petroleum purchases for resale to our customers and (ii) an increase in short-term borrowings under our credit facilities of $50.0 million for the same purposes.  Part of this increase in funding was offset by repayments of long-term debt of $36.2 million.  Furthermore, during the year ended December 31, 2009, we paid for financing costs $1.2 million and declared and paid dividends of $1.7 million to our shareholders.

C.           Research and development, patents and licenses, etc.

Not applicable.

D.           Trend information.

During the year ended December 31, 2011, our sales volume of marine fuel increased by 3.3%, as compared to the prior year, which was mainly due to additional sales of marine fuel in the ARA region and Las Palmas and due to sales in our new markets, Tenerife, Cape Verde and Panama.

We also expanded our bunkering fleet by taking delivery of five double-hull bunkering tanker newbuildings and acquiring one secondhand double-hull tanker to facilitate our operations in the ARA region. We expect our growth to continue in 2012 as we expand our business and marine fuel delivery capabilities in existing markets and enter new markets. In 2011, we commenced operations in Cape Verde, Tenerife and Panama and we plan expand our operations in new markets during 2012.

In addition to our bunkering operations, we market and distribute marine lubricants under the Alfa Marine Lubricants brand. Further to the cooperation with Gulf Oil marine within the Sealub Alliance Network, we proceeded in building up our own production and distributing network in several major worldwide ports. Within 2012, we will continue expanding our branded supply and we expect the sales volumes to gradually increase.

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

F.           Tabular disclosure of contractual obligations.

Contractual Obligations and Commercial Commitments

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2011:

	Within One Year	One to Three Years	Three to Five Years	More than Five Years	Total
	(in millions of U.S. dollars)
Long-term bank debt (excluding interest)	21.4	167.6	36.6	132.1	357.7
Capital lease	1.2	1.7	-	-	2.9
Capital expenditures	34.7	26.5			61.2
Operating lease commitments	10.5	26.0	25.9	236.2	298.6
Interest on long-term bank debt (1)	8.7	11.7	8.6	9.2	38.2
Minimum purchase commitments (2)	263.0	-	-	-	263.0
Newbuilding contracts—bunkering tankers	1.5	-	-	-	1.5
Total	341.0	233.5	71.1	377.5	1,023.1

(1)
Our long-term bank debt outstanding as of December 31, 2011 bears variable interest at margin over LIBOR. The calculation of variable rate interest payments is based on an actual weighted average rate of 2.41% for the year ended December 31, 2011, adjusted upward by 10 basis points for each year thereafter.

(2)
In the normal course of business, we have entered into long-term contracts with reputable suppliers, such as government refineries or major oil producers. The contractual commitments set forth in the above table include the minimum purchase requirements in our contract with Aegean Oil. The minimum purchase requirements provided for in our contract with Aegean Oil have been calculated by multiplying the minimum monthly volumes of marine fuel specified in the contract by an indicative market price based on quoted PLATTS prices as of December 31, 2011.

G.           Safe harbor

Forward-looking information discussed in this Item 5 includes assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as "forward-looking statements." We caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. Please see the section entitled "Cautionary Statement Regarding Forward-Looking Statements" in this annual report.

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

Name	Age	Position
Peter C. Georgiopoulos	51	Chairman of the Board, Class B Director
Yiannis N. Papanicolaou	60	Class A Director
Konstantinos D. Koutsomitopoulos	44	Class A Director
John P. Tavlarios	50	Class B Director
Spyridon Fokas	57	General Counsel and Corporate Secretary, Class B Director
Abel L. Rasterhoff	71	Class C Director
George Konomos	73	Class C Director
E. Nikolas Tavlarios	49	President and Principal Executive Officer
Dimitris Melisanidis	61	Head of Corporate Development
Spyros Gianniotis	51	Chief Financial Officer
Apostolos Rizakos	61	Managing Director, Aegean Marine Petroleum S.A.
_______________
The business address of each of our executive officers and directors is 10 Akti Kondili, Piraeus 185 45 Athens, Greece.

Certain biographical information about each of these individuals is set forth below.

Peter C. Georgiopoulos has been the Chairman of our board of directors since December 2006. Since 1997, Mr. Georgiopoulos has served as the Chairman of the board of directors, President and Chief Executive Officer of

General Maritime Corporation, a publicly-traded tanker company with shares listed on the New York Stock Exchange. Mr. Georgiopoulos is also Chairman of the board of directors of Genco Shipping & Trading Limited, a public drybulk shipping company whose shares are listed on the New York Stock Exchange, and a member of the board of directors of Atlantis Deepwater Technology Holding AS, a Norwegian offshore drilling technology company. From 1991 to 1997, Mr. Georgiopoulos was the principal of Maritime Equity Management, a vessel-owning and investment company which he founded in 1991. Mr. Georgiopoulos is a member of the American Bureau of Shipping. Mr.  Georgiopoulos holds a master's degree in business administration from the Tuck School of Business at Dartmouth College, and is a member of the Board of Overseers of the Tuck School.

Yiannis N. Papanicolaou has served as a member of our board of directors and the chairman of the compensation committee and a member of the audit committee since December 2006. Since 2004, Mr. Papanicolaou has been an independent consultant to various companies. From 1998 to 2004, Mr. Papanicolaou served as Director General of the International Center for Black Sea Studies and from 1997 to 2005 as Alternate Governor of Greece at the Black Sea Trade and Development Bank. Between 1989 and 1996, Mr. Papanicolaou was employed as an independent consultant to various companies. Prior to that, Mr. Papanicolaou had a career in government where he served, among other positions, as Chief Economic Advisor to the Prime Minister of Greece, Chairman of the Council of Economic Advisors to the Ministry of National Economy and Special Advisor to the Minister of Foreign Affairs of the Hellenic Republic. Mr. Papanicolaou has studied economics at the National University of Athens, the London School of Economics and the London Graduate School for Business Studies.

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

John P. Tavlarios has served as a member of our board of directors since December 2006. From December 2008, Mr. Tavlarios has served as a director and President of General Maritime Corporation, a company with shares listed on the New York Stock Exchange. From December 2008, Mr. Tavlarios served as Executive Vice President of General Maritime from its inception in 1997 until January 2000, and President and Chief Operating Officer of General Maritime from May 2001 until December 31, 2002. Following an internal reorganization of General Maritime, which took effect at the close of business on December 31, 2002 through December 2008, Mr. Tavlarios was Chief Executive Officer of its tanker operating subsidiary, General Maritime Management LLC. From 1995 to 1997, Mr. Tavlarios was affiliated with Maritime Equity Management, a vessel-owning and investment company, where he served as Director of Marine Operations. From 1992 to 1995, Mr. Tavlarios was President and founder of Halcyon Trading Company, a consulting firm specializing in international business development with a particular emphasis on the international oil industry. From 1984 to 1992, Mr. Tavlarios was employed by Mobil Oil Corporation, spending most of his tenure in the Marine Operations and the Marketing and Refining divisions. Prior to 1984, Mr. Tavlarios was involved in his family's shipping business, assisting in marine operations. Mr. Tavlarios is a member of the American Bureau of Shipping, the Det Norske Veritas North American Committee, the Skuld board of directors, the Directors Committee and the North American Panel of INTERTANKO, the organization of independent tank owners and on the Board of Trustees of the Seaman's Church Institute. Mr. Tavlarios is also a director of General Maritime Corporation. Mr. Tavlarios holds a master's degree in business administration from St. John's University. Mr. Tavlarios is the brother of Mr. E. Nikolas Tavlarios, the Company's President and Principal Executive Officer.

Spyridon Fokas has been a member of our board of directors since June 2005. Mr. Fokas has also served as our General Counsel and as our Corporate Secretary since June 2005. Mr. Fokas currently is an attorney at S. Fokas – B. Koumbiadou Law Offices. Mr. Fokas has been practicing maritime law since 1982 and has represented the Company since 1998. Mr. Fokas is a member of the Greek Maritime Law Association and the Hellenic Society of Maritime Lawyers. Mr. Fokas holds a law degree from the University of Athens School of Law and has undertaken post-graduate studies in shipping law at the University College London.

Abel L. Rasterhoff has served as a member of our board of directors and as the chairman of our nominating and corporate governance committee and a member of our audit committee since December 2006. Mr. Rasterhoff has also served as a member of the compensation committee since February 2007.  Mr. Rasterhoff is also a director of Capital Product Partners, L.P., a company quoted on the Nasdaq Global Market, a member of the board of directors of Capital Maritime & Trading Corp., and President of the national Netherlands-England Society. From 2004 to 2005, Mr. Rasterhoff served on the supervisory board of Stichting Garantiefonds Reisgelden in the Netherlands and as an advisor to the TUI Nederland Pension Fund. Mr. Rasterhoff was a Member of the Executive Board and Chief Financial Officer of TUI Nederland, the largest Dutch tour operator, from 2001 to 2004 and from 1998 to 2000. He also served on the Executive Board of Connexxion, the government-owned public transport company, on an interim basis for six months in 2001. From 1991 to 1997, Mr. Rasterhoff was a Director and Vice President, Finance and Planning, for Shell International Trading and Shipping Company Limited. During this period, he also served as a Board Member of the Securities and Futures Authority (SFA) in London. In 1997, Mr. Rasterhoff retired after a 30-year career at various Royal Dutch Shell companies, where he was extensively involved in the shipping industry. From 1981 to 1984, Mr. Rasterhoff was Managing Director of Shell Tankers B.V., Vice Chairman and Chairman-elect of the Dutch Council of Shipping and a Member of the Dutch Government Advisory Committee on the North Sea. Mr. Rasterhoff holds a graduate business degree in business economics from the University of Groningen in the Netherlands.

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

E. Nikolas Tavlarios has served as our President and Principal Executive Officer since December 2006. From 2003 to 2006, Mr. Tavlarios served as Vice President of General Maritime Management LLC, a tanker operating subsidiary of General Maritime Corporation, where he oversaw business development and maintained relationships with commercial representatives of major oil companies. From 2000 to 2003, Mr. Tavlarios was Vice President of Sales and Administration at Universal Services Group. From 1998 to 2000, Mr. Tavlarios served as Executive Director of Rockefeller Center for Tishman Speyer Properties. Prior to 1998, Mr. Tavlarios was a Surveyor for the American Bureau of Shipping. Mr. Tavlarios is a member of the American Bureau of Shipping and of the Det Norske Veritas (DNV) North American committee. Mr. Tavlarios holds a bachelor's degree in marine transportation from State University of New York Maritime College and a master's degree in business administration from St. John's University. Mr. Tavlarios is the brother of John P. Tavlarios.

Dimitris Melisanidis is our founder and has served as our Head of Corporate Development since December 2006. Prior to that, Mr. Melisanidis served as our President and Chief Executive Officer from June 2005 to December 2006 and served as a director and Chairman of our board of directors until July 2006. In 1995, Mr. Melisanidis founded and has since managed the group of companies that form our Company. Mr. Melisanidis has also been involved historically with our related companies and had a leadership role with respect to the promotion of their products and services. Mr. Melisanidis is a member of the Greek Committee of the classification society Bureau Veritas, the Committee on Petroleum Policy of the Hellenic Petroleum Marketing Companies Association and is involved in a number of other institutions, including the Hellenic-American Chamber of Commerce, the Propeller Club of The United States, the Union of European Shipowners with Cyprus Flag and The Yacht Club of Greece. Mr. Melisanidis is a founding member and President of the Athens Club of Black Sea and a Vice President of the World Fraternity for Hellenism and Orthodoxy as well as the Association for Greek-American Friendship. From 1992 to 1995, Mr. Melisanidis was the co-owner and served as President and Managing Director of soccer club AEK Athens.

Spyros Gianniotis has served as our Chief Financial Officer since September 2008. Mr. Gianniotis has served as a director and audit committee chairman of NewLead Holdings Ltd., a shipping company which shares trade on NASDAQ Global Select Market, since October 2009. Prior to joining our Company, Mr. Gianniotis served as the Head of Shipping at Piraeus Bank SA, holding the title of Assistant General Manager. From 2001 to 2005, Mr. Gianniotis served on the board of Capes Investment Corporation, a privately-owned drybulk company. Between 1989 and 2001, Mr. Gianniotis held a number of positions, both in New York and Athens, within corporate and shipping finance at Citigroup. He holds a bachelor's degree in economics and sociology from Queens College (CUNY), a master's degrees in transportation management from Maritime College (SUNY) and in business administration from Wagner College, New York, and an executive certificate from Pace University.

Apostolos Rizakos has been the Managing Director of our subsidiary Aegean Marine Petroleum S.A. since November 2010. Prior to joining our Company, Mr Rizakos served as Group Commercial General Manager of Hellenic Petroleum S.A. (HELPE) from March 2010 to September 2010, where since 1998, he held senior management positions, including General Manager of Oil Supply and Trading from 2003. During this time, Mr. Rizakos served on the board of directors of several affiliates of the Hellenic Petroleum Group of companies, including EKO S.A., Hellenic Fuel S.A., DEPA S.A., and served as the chairman of the board of EKO Bulgaria, DIAXON S.A. HELPE Renewables. From December 2008 through August 2010, Mr Rizakos was a member of the board of directors of the European Petroleum Industry Association (EUROPIA). He also served as Refinery Operations Manager at HELPE's Aspropyrgos Refinery from 1988 to 1998, having previously managed various departments of the Refinery. Mr. Rizakos holds a Diploma degree in Chemical Engineering from the National Technical University of Athens and a Master's degree in Chemical Engineering from the University of Bath, UK.

Messrs. Georgiopoulos and John Tavlarios serve as executive officers of General Maritime Corporation. On November 17, 2011, General Maritime and substantially all of its subsidiaries filed a voluntary petition under Chapter 11 of the United States Bankruptcy Code.

Framework Agreement

On July 19, 2006, Leveret and AMPNInvest LLC, or AMPNInvest, a Marshall Islands limited liability company that was dissolved in August 2007 and succeeded by Messrs. Georgiopoulos and John Tavlarios, entered into a Framework Agreement, which, as amended, affected our management and corporate governance. Pursuant to the Framework Agreement, Leveret and AMPNInvest agreed to identify, mutually agree and elect seven members to serve on our board of directors effective upon the closing of the initial public offering. Under the Framework Agreement, the majority of the members of our board of directors were required to meet the independence standards established by the New York Stock Exchange. Leveret and AMPNInvest agreed that Mr. Georgiopoulos would serve as the Chairman of our board and Mr. Melisanidis would refrain from serving on our board of directors during the term of the Framework Agreement. Leveret and AMPNInvest also agreed that AMPNInvest would name the chairs of our audit committee and our nominating and corporate governance committee and propose and agree with Leveret on the identities of our executive officers and that Leveret and AMPNInvest would cause our board of directors to appoint such officers. The Framework Agreement also provided that Leveret and AMPNInvest would vote in favor of our board of directors, including the independent directors, and the nominees of our board of directors for the duration of the Framework Agreement. The Framework Agreement further provided that during its term, Leveret and AMPNInvest would vote on all matters in accordance with our board's recommendations and would cause our board of directors to appoint independent members to our board committees. Leveret and AMPNInvest also agreed to approve an equity incentive plan covering our directors, officers, employees and consultants and to cause our Company to enter into an employment or a consulting agreement with Mr. Melisanidis. The Framework Agreement expired in December 2011.

B.           Compensation

The aggregate annual compensation paid to our executive officers for the year ended December 31, 2011 was $1.7 million. We also paid $0.4 million to our non-executive directors during the year ended December 31, 2011. Furthermore, our executive officers and directors received an aggregate of 362,500 restricted and nonvested shares pursuant to our equity incentive plan during the year ended December 31, 2011. In addition, each director is reimbursed for out-of-pocket expenses incurred attending any meeting of the board of directors or any committee of the board of directors. We do not maintain a medical, dental or retirement plan for our directors. Officers who also serve as directors do not receive additional compensation for their services as directors.

C.           Board Practices

Our board of directors is comprised of the seven directors named above. Our board of directors is divided into three classes, Class A, Class B and Class C, as nearly equal in number as possible, with each director serving a three-year term and one class being elected at each year's annual meeting of shareholders. The term of our Class A directors expires in 2013, the term of our Class B directors expires in 2014 and the term of our Class C directors expires in 2012.

We do not maintain a service contracts with any of our directors providing for benefits upon termination of employment.

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

D.           Employees

The following table reflects the number of our crews and salaried employees for the periods indicated.

	Year Ended December 31,
	2009	2010	2011

Shipboard personnel	684	819	873
Shoreside personnel	225	272	364
Total	909	1,091	1,237

Our Greek shoreside employees are subject to Greek national collective bargaining agreements, which set minimum standards of their employment. Our Greek shipboard personnel are also subject to these standards. Our Filipino crew members are subject to a collective bargaining agreement with the Philippine Government that sets their minimum standards of employment. We consider our employee relations to be satisfactory.

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

E.           Share ownership

The common shares beneficially owned by our directors and senior managers are disclosed in "Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders" below.

Equity Incentive Plan

We have adopted an equity incentive plan, which we refer to as the Plan, under which our officers, key employees and directors may be eligible to receive options to acquire shares of common stock. We have reserved a total of 4,053,500 shares of common stock for issuance under the Plan. The compensation committee of our board of directors administers the Plan. Under the terms of the Plan, the compensation committee of may grant new options exercisable at a price per common share to be determined by our board of directors but in no event less than fair market value as of the date of grant. The Plan also permits our compensation committee to award restricted stock, restricted stock units, non-qualified stock options, stock appreciation rights, dividend equivalent rights, unrestricted stock, and performance shares. The Plan expires in December 2016, or ten years from the completion of our initial public offering.  As of December 31, 2011, we granted an aggregate of 1,289,036 restricted shares pursuant to the Plan to certain of our employees, executive officers and directors.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

A.           Major shareholders.

The following table presents certain information regarding (1) the beneficial owner of more than 5% of the shares of common stock and (2) the total amount of common stock beneficially owned by all of our directors and executive officers, other than Messrs. Melisanidis, Georgiopoulos and John Tavlarios, as a group in each case as of April 11, 2012.

Name	Number	Percentage
Dimitris Melisanidis (1)	10,278,031	22.2%
Peter C. Georgiopoulos	4,795,250	10.4%
John P. Tavlarios (2)	1,105,444	2.4%
Rima Senvest Management, LLC (3)	3,007,201	6.5%
Other directors and executive officers as a group	440,159	*
_________________

*	Less than 1%

(1)	Mr. Melisanidis beneficially owns 190,000 shares in his individual capacity and 10,088,031 shares through Leveret International Inc., a Liberian corporation controlled by Mr. Melisanidis.

(2)	Includes shares owned by a trust for the benefit of members of Mr. Tavlarios's family.

(3)
The beneficial ownership is based on the latest available filing made with the SEC on Schedule 13G on February 14, 2012, which reported shared voting and dispositive power over the shares with Richard Mashaal. The business addresses of Rima Senvest Management, LLC and Richard Mashaal, as reported on the Schedule 13G filed with the SEC on February 14, 2012, is 110 East 55th Street, Suite 1600, New York, New York 10022 and c/o Rima Senvest Management, LLC, 110 East 55th Street, Suite 1600, New York, New York 10022, respectively.

Our principal shareholders will have the same voting rights as other holders of our shares of common stock.

As of April 10, 2012, we had 91 shareholders of record, 16 of which were located in the United States and held an aggregate of 45,593,110 shares of our common stock, representing 98.6% of our outstanding shares of common stock. However, one of the U.S. shareholders of record is Cede & Co., a nominee of The Depository Trust Company, which held 33,517,960 shares of our common stock, as of April 11, 2012. Accordingly, we believe that the shares held by Cede & Co. include shares of common stock beneficially owned by both holders in the United States and non-U.S. beneficial owners. We are not aware of any arrangements the operation of which may at a subsequent date result in our change of control.

B.           Related party transactions.

Aegean Oil S.A.

Marine Fuel Supply Service Agreement. On April 1, 2005, we entered into a marine fuel supply service agreement with Aegean Oil, a related company owned and controlled by members of Mr. Melisanidis' family. Mr. Melisanidis may also be deemed a control person of Aegean Oil for U.S. securities law purposes, but Mr. Melisanidis disclaims such control. Aegean Oil is engaged in the downstream gasoline market in Greece and is licensed as a trader and physical supplier of marine petroleum products in Greece. Aegean Oil is managed by a full-time executive team and has no common management with us. Under the terms of this agreement, Aegean Oil sells and delivers marine petroleum products to our customers within Greek territorial waters. Under the agreement, as amended and supplemented, we must purchase a minimum, and Aegean Oil must sell up to a maximum, quantity of marine petroleum products. Aegean Oil sells the marine petroleum products at an amount equal to its purchase costs from selected Greek refineries plus a margin. Payments are made within 30 calendar days from the date of receipt of the invoices, with a penalty of 10% imposed on late payments. Under this agreement, we are required to provide security by way of a standby letter of credit or other mutually acceptable guarantee in relation to any outstanding balance. This agreement terminates on March 31, 2015 unless any of the following situations occur prior to the termination date: (i) Aegean Oil's petroleum trading license terminates or is revoked by the Greek authorities, in which case Aegean Oil may elect to terminate the agreement; (ii) upon the breach by any party in the performance of any of its obligations, as defined in the agreement, in which case the non-breaching party may elect to terminate the agreement; or (iii) upon the liquidation or bankruptcy of any party, in which case the agreement terminates automatically. We have a unilateral right to terminate the agreement by serving 12 months written notice upon our decision to cease supply activities in the territory.

During the years ended December 31, 2009, 2010, and 2011 we purchased marine petroleum products from Aegean Oil in the amount of $267.8 million, $303.6 million  and $405.0 million respectively.

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

Bunkering Agreement. On July 31, 2008, we entered into a bunkering agreement with Aegean Oil.  Pursuant to the bunkering agreement, Aegean Oil provides bunkering services on our behalf in the port of Piraeus and other Greek ports.  Under the agreement, we were paying a barging fee of $25,000 per month, per vessel used.  This agreement was terminated on June 1, 2010.

Bareboat Charters.  On July 31, 2008, we entered into bareboat charters with Aegean Oil for the charter of Aegean III, Aegean VIII, Aegean XII, Aegean Rose, Aegean Daisy, Aegean Breeze I, Aegean Tiffany, Aegean Ace and Aegean Orion. Under the bareboat agreements, Aegean Oil paid us a bareboat fee of $500 per vessel, per day. These agreements were terminated on June 1, 2010. During the years ended December 31, 2009 and 2010, we received $1.3 million and $0.6 million in bareboat payments from Aegean Oil, respectively.

Storage Facility. As of April 5, 2010, Aegean Oil and our subsidiary, Aegean Gas, owner of the vessel Mediterranean, signed an agreement so that Aegean Oil could use the Mediterranean as a storage facility upon a rate of €35,000 per month. For the years ended December 31, 2010 and 2011, our revenue under this contract was $0.4  and  $0.6 million and, respectively.

Contract of Affreightment. On October 1, 2008, we entered into a contract of affreightment with Aegean Oil for the employment of our specialty tanker, Maistros. Pursuant to this agreement, Aegean Oil agreed to annually ship 55,000 cubic meters of petroleum products at €70 per cubic meter. During the year ended December 31, 2009, under the contract of affreightment, we received $2.1 million in payments from Aegean Oil. In May 2009, we entered into an agreement to sell the Maistros to an unrelated third party for a purchase price of €11.5 million. This contract of affreightment was terminated on June 10, 2009 with the sale of the vessel to an unaffiliated third party purchaser.

Aegean Shipping Management S.A.

We conduct transactions with Aegean Shipping Management and certain vessel-owning companies, or collectively Aegean Shipping, which are related companies owned and controlled by members of Mr. Melisanidis' family. Mr. Melisanidis may also be deemed a control person of Aegean Shipping for U.S. securities law purposes, but Mr. Melisanidis disclaims such control. Aegean Shipping is the owner and operator of an international shipping fleet tankers which are chartered out in the international spot markets. Aegean Shipping is managed by a full-time executive team and has no common management with us. Aegean Shipping purchases marine fuel and lubricants from us. Our sales of marine petroleum products to Aegean Shipping for the years ended December 31, 2009, 2010, and 2011 amounted to $5.8 million, $7.6 million and $8.6 million, respectively.

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

Leveret International Inc. and AMPNInvest LLC

Registration Rights Agreement.  On December 13, 2006, we entered into a registration rights agreement with Leveret and AMPNInvest, our then-existing shareholders, pursuant to which we granted Leveret and AMPNInvest, and certain of its transferees, the right, under certain circumstances and subject to certain restrictions, including restrictions included in the lock-up agreements, to require us an aggregate of three times to register under the Securities Act shares of our common stock held by Leveret and Messrs. Georgiopoulos and John Tavlarios, AMPNInvest's successors-in-interest. Under the registration rights agreement, Leveret and Messrs. Georgiopoulos and John Tavlarios have the right to request us an aggregate of three times to register the sale of shares held by each of them on their behalf and may require us to make available shelf registration statements permitting sales of shares into the market from time to time over an extended period. In addition, Leveret and Messrs. Georgiopoulos and Tavlarios have the ability to exercise certain piggyback registration rights. All expenses relating to registration will be borne by the Company. Currently, Leveret owns 10,278,031 shares and Messrs. Georgiopoulos and John Tavlarios own respectively 4,795,250 and 1,105,444 shares entitled to these registration rights.

Aegean V

Bunkering Agreement. During the year ended December 31, 2011, we employed two of our vessels, the Amorgos and the Karpathos, under agreements with Aegean V, which is owned and controlled by relatives of Mr. Dimitris Melisanidis. Mr. Melisanidis may also be deemed a control person of Aegean V for U.S. securities law purposes, but Mr. Melisanidis disclaims such control. Under these agreements, we earn revenue based on the distance our vessels travel and the volumes they transport. For the year ended December 31, 2011, our aggregate revenue under these contracts was $7.0 million.

General Maritime Corporation

Sale of Marine Petroleum Products to General Maritime Corporation. General Maritime, a tanker company, purchases marine fuel and lubricants from us. Mr. Georgiopoulos, the Chairman of our board of directors and our shareholder, serves as Chairman of the board of directors of General Maritime, Mr. John Tavlarios, our director and shareholder, is the President, Chief Executive Officer and a member of the board of directors of General Maritime and Mr. Konomos, our director, is a member of the board of directors of General Maritime. Our sales of marine petroleum products to General Maritime for the years ended December 31, 2009, 2010, and 2011 amounted to $7.3 million, $30.0 million and $38.7 million, respectively.

Melco S.A.

During the year ended December 31, 2010, we sold to Melco S.A., a company owned and controlled by members of Mr. Melisanidis' family, marine petroleum products in the amount of $4.1 million.

Fairy Marine Ltd

In 2009, we entered into three separate agreements with the Fairy Marine Ltd, or Fairy Marine, a company owned and controlled by relatives of Mr. Melisanidis, relating to the Aegean IX. On January 9, 2009, we entered into a bareboat charter agreement and chartered the vessel to Fairy Marine for a $200 per day fee, and a time charter agreement pursuant to which we chartered in Aegean IX in exchange for a daily time charter fee of $3,500. On January 10, 2009, we signed a management agreement for the management of the vessel in exchange for a monthly fee of $6,000 payable to us. For the year ended December 31, 2009, the bareboat charter agreement and the management agreement resulted in revenues of $136,000 collectively, while the time charter expenses amounted to approximately $1.2 million. We sold in Aegean IX in December 2009.

Other Related Parties

Office Lease. We lease our head offices at 10, Akti Kondili, Piraeus, 18545 from Aegean Warehouse, which is owned and controlled by members of the family of Mr. Dimitris Melisanidis. Mr. Melisanidis may also be deemed a control person of Aegean Warehouse for U.S. securities law purposes, but Mr. Melisanidis disclaims such control. We pay a monthly rate of approximately $60,000 under the rental agreement, which expires on March 2023. During the year ended December 31, 2011, we paid approximately $0.8 million under the agreement.

We also lease an office at 299 Park Avenue, New York, New York 10171, from General Maritime, which expires on April 30, 2012.  We pay an average monthly rental, which includes services that General Maritime provides for us, of approximately $3,500.

Legal Services. We have retained Mr. Spyridon Fokas, our director, general counsel and corporate secretary to provide legal services from time to time. The legal services rendered by Mr. Fokas' firm included advice on general corporate formation matters as well as ship and corporate financings.

Jamaica Property.  In January 2010, we purchased a property in Jamaica from companies owned and controlled by members of Mr. Melisanidis' family, to be used as a land-based storage facility. The purchase price for the property, $9.8 million, was determined by the disinterested members of our board of directors to be no less than we could have obtained from a third party.  We are currently holding this asset for strategic opportunity for purposes of either development or sale.

Fujairah in-land storage facility: In July 2010, we assumed a 25-year terminal lease agreement from Aegean Oil Terminal Corporation, a company owned and controlled by Mr. Dimitris Melisanidis, the Company's founder and Head of Corporate Development. The lease agreement with the Municipality of Fujairah can be automatically renewed for an additional 25 years and is assumed for the construction of in-land storage facility in the United Arab Emirates with total estimated costs of $105.0 million. We expect to complete the construction of the new facility by the end of the year 2013 and the payment of the contractual amounts will be made with the progress of the construction.  As of December 31, 2011, we have paid advances for construction of the in-land storage facility amounting to $40.7 million. The contractual obligations arising from signed contracts relating to this project after December 31, 2011 are $61.2 million.

C.           Interests of experts and counsel.

Not applicable.

ITEM 8.                      FINANCIAL INFORMATION

A.            Consolidated Statements and Other Financial Information

See "Item 18. Financial Statements."

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

In November 2005, an unrelated party filed a declaratory action against one of our subsidiaries before the First Instance Court of Piraeus, Greece. The plaintiff asserted that he was instrumental in the negotiation of the Company's eight-year fuel purchase agreement with a government refinery in Jamaica and sought a judicial affirmation of his alleged contractual right to receive a commission of $1 per metric ton over the term of the contract. In December 2008, the First Instance Court of Piraeus dismissed the plaintiff's action. While the plaintiff's action was pending in Greece, the plaintiff commenced a new action involving the same cause of action before the Commercial Court of Paris, France, which dismissed that action in June 2009. The plaintiff's appeal of the dismissal was denied by the Paris Court of Appeal in February 2010. In January 2012, the party again filed a new action relating to the same allegations against one of our subsidiaries before the Paris Commercial Court. These proceedings, after further adjournments, are scheduled on May 7, 2012. The Company believes this claim is without merit and any outcome of this lawsuit will have no material effect on the Company.

In January 2010, a former director of the Company's Ghanaian subsidiary and a company controlled by him commenced an action in Ghana against two of the Company's subsidiaries for alleged wrongful termination of such director's directorship and deprivation of an opportunity to hold 70% shares in an oil trading company and 30% shares in a shipping agency allegedly agreed to be formed by the parties. The plaintiffs are seeking damages for breach of trust, extreme mental anguish, pain and suffering, and loss of earnings.  Subsequently the plaintiffs moved to amend their claim to join the Company as a third-party defendant. In November 2011, the High Court of Justice of Commercial Division in Accra, Ghana, dismissed the plaintiff's motion. The Company believes that the plaintiffs' claims are unwarranted and that the outcome of this litigation will have no material effect on the Company.

In February 2011, we were named as a defendant in a putative securities class action lawsuit filed in the United States District Court for the Southern District of New York on behalf of purchasers of our common stock during the period between January 4, 2010 and February 3, 2011, or the class period.  Messrs Georgiopoulos, Nikolas Tavlarios and Gianniotis, the Chairman of our board of directors, our President and our Chief Financial Officer, respectively, were also named as individual defendants in this lawsuit.  Also in March 2011, we were named as a nominal defendant in a shareholder derivative action filed in the United States District Court for the Southern District of New York.  The suit was brought against the members of our board of directors seeking to remedy directors' alleged breaches of fiduciary duties.  Both the putative securities class action and the shareholder derivative action lawsuits were voluntarily withdrawn by the respective plaintiffs.

We are involved in litigation and administrative proceedings primarily arising in the normal course of our business. In the opinion of management, our liability, if any, under any other pending litigation or administrative proceedings, even if determined adversely, would not materially affect our financial condition, results of operations or cash flows.

Dividend Distribution Policy

Our policy is to pay regular cash dividends on a quarterly basis on shares of our common stock so long as we have sufficient capital or earnings to do so. While we cannot assure you that we will continue to do so in the future, and subject to, among other things, legal requirements, our ability to obtain financing on terms acceptable to us and our ability to satisfy financial covenants contained in our financing arrangements, we paid dividends of $0.01 per share in March, June, September and December 2011 for the fourth quarter of 2010 and the first, second and third quarters of 2011, respectively. In March 2012, we paid a dividend of $0.01 per share with respect to the fourth quarter of 2011. We anticipate retaining most of our future earnings, if any, for use in our operations and the expansion of our business. Any further determination as to dividend policy will be made by our board of directors and will depend on a number of factors, including the requirements of Marshall Islands law, our future earnings, capital requirements, financial condition and future prospects and such other factors as our board of directors may deem relevant.

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

ITEM 9.  FFER AND THE LISTING

A.           Offer and Listing Details.

Shares of our common stock commenced trading on the NYSE on December 8, 2006 under the symbol "ANW".

The following table sets forth the high and low closing prices of our shares of common stock on the NYSE for the periods indicated below.

For the Fiscal Year Ended	High	Low
December 31, 2007	$47.75	$14.06
December 31, 2008	$44.17	$7.93
December 31, 2009	$28.04	$13.25
December 31, 2010	$33.93	$8.74
December 31, 2011	$12.82	$3.73
For the Quarter Ended
March 31, 2010	$33.93	$26.44
June 30, 2010	$29.53	$19.98
September 30, 2010	$23.33	$14.89
December 31, 2010	$17.76	$8.74
March 31, 2011	$12.82	$7.34
June 30, 2011	$9.21	$6.72
September 30, 2011	$7.22	$4.01
December 31, 2011	$5.91	$3.73
March 31, 2012	$7.46	$4.30

For the Month:
October 2011	$5.47	$3.73
November 2011	$5.91	$4.14
December 2011	$4.63	$4.02
January 2011	$5.14	$4.30
February 2012	$7.33	$5.22
March 2012	$7.46	$6.45
April 2012*	$7.54	$6.88

*Through April 12, 2012.

B.           Plan of Distribution

Not applicable

C.           Markets.

Shares of our common stock are trading on the NYSE under the symbol "ANW".

D.           Selling Shareholders

Not applicable.

E.           Dilution

Not applicable.

F.           Expenses of the Issue

Not applicable.

ITEM 10.   ADDITIONAL INFORMATION

A.           Share capital.

Not applicable.

B.           Memorandum and Articles of Association.

Our amended and restated articles of incorporation and bylaws have been filed as exhibits 3.1 and 3.2, respectively, to the Registration Statement on Form F-1 (Registration No. 333-129768), declared effective by the SEC on December 7, 2006.  Information regarding the rights, preferences and restrictions attaching to each class of our common shares is described in section entitled "Description of Capital Stock" in our Registration Statement on Form F-3 (Registration No. 333-162935), declared effective by the SEC on February 12, 2010, and is incorporated by reference herein, provided that since the date of such Registration Statement, our total issued and outstanding common shares has increased to 46,229,231 as of April 11, 2012.

Stockholders Rights Agreement

We entered into a Stockholders Rights Agreement, or the Agreement, with Computershare Trust Company, N.A., as Rights Agent, as of August 14, 2009. Under the Agreement, we declared a dividend payable of one preferred stock purchase right, or Right, for each outstanding share of our common stock, to our stockholders of record at the close of business on August 14, 2009. Each Right entitles the registered holder to purchase from us a unit consisting of one one-thousandth of a share of our Series A Participating Preferred Stock, par value $0.01 per share. The Rights will separate from the common stock and become exercisable after the earlier of (1) the 10th day (or such later date as determined by our board of directors) after public announcement that a person or group acquires ownership of 15% or more of shares of our common stock or (2) the 10th business day (or such later date as determined by the our board of directors) after a person or group announces a tender or exchange offer, which would result in that person or group holding 15% or more of shares of our common stock. On the distribution date, each holder of a Right will be entitled to purchase for $100, or the Exercise Price, a fraction (1/1000th) of one share of our Series A Participating Preferred Stock, which has similar economic terms as one share of our common stock.

If an acquiring person, or an Acquiring Person, acquires more than 15% of the shares of our common stock, then each holder of a Right (except that Acquiring Person) will be entitled to buy at the Exercise Price, a number of shares of our common stock which has a market value of twice the Exercise Price. Any time after the date an Acquiring Person obtains more than 15% of shares of our common stock and before that Acquiring Person acquires more than 50% of outstanding shares of our common stock, we may exchange each Right owned by all other Rights holders, in whole or in part, for one share of our common stock. The Rights expire on the earliest of (i) August 14, 2019 or (ii) the redemption of the Rights by us or (iii) the exchange of the Rights as described above. We can redeem the Rights at any time on or prior to the earlier of the tenth business day following the public announcement that a person has acquired ownership of 15% or more of shares of our common stock, or August 14, 2019. The terms of the Rights and the Agreement may be amended to make changes that do not adversely affect the rights of the Rights holders (other than the Acquiring Person). The Rights do not have any voting rights. The Rights have the benefit of certain customary anti-dilution protections.

C.           Material contracts.

We refer you to "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities" and "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions" for a discussion of our material agreements that we have entered into outside the ordinary course of our business during the two-year period immediately preceding the date of this annual report.

In addition, in October 2011, we entered into a short-term trade accounts receivable factoring agreement. Under this agreement, we transfer ownership of eligible trade accounts receivable to a third party purchaser without recourse in exchange for cash. The third party purchaser has no recourse to our assets for failure of debtors to pay when due.

Other than as set forth above, there were no material contracts, other than contracts entered into in the ordinary course of business, to which we were a party during the two year period immediately preceding the date of this annual report.

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

E.           Taxation.

The following is a discussion of the material Greek, Marshall Islands, Liberian and U.S. federal income tax consequences to our Company and to a ''U.S. Holder'' and a ''Non-U.S. Holder'', as each term is defined below. This discussion does not purport to deal with the tax consequences of owning common stock to all categories of investors, some of which, such as dealers in securities, investors whose functional currency is not the U.S. dollar and investors that own, actually or under applicable constructive ownership rules, 10% or more of our common stock, may be subject to special rules. This discussion deals only with shareholders who own the common stock as a capital asset. Moreover, this discussion is based upon laws, regulations and other authorities in effect as of the date of this filing, all of which are subject to change, possibly with retroactive effect. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under U.S. federal, state, local and foreign law of the ownership of shares of our common stock.

Greek Tax Considerations

AMP has established an office in Greece which provides services to AMP and AMP's office in Cyprus. Under the laws of Greece, and in particular under Greek Law 3427/2005 which amended, replaced and supplemented provisions of Greek Law 89/1967, which expired on December 31, 2005, the income of AMP's Greek office is calculated on a cost plus basis on expenses incurred by that office. The Greek Ministry of Economy and Finance had determined that the profit margin applicable to AMP is 5% in relation to the period 2006 to 2010. This determination is subject to periodic review every five years. The profit margin set by the Greek Ministry of Economy and Finance for the period 2011 to 2015 is 5.42%. AMP's income, as calculated by applying the applicable profit margin, is subject to Greek corporate income tax at the rate of 25% for fiscal year 2008 and 2009, 24% for fiscal year 2010 and 20% for the fiscal year 2011. All expenses to which the profit margin applies are deducted from gross income for Greek corporate income tax purposes. Accordingly, under Greek Law 3427/2005, as currently applied to us, we expect that AMP will continue to have no liability for any material amount of Greek income tax.

Marshall Islands Tax Considerations

In the opinion of Reeder & Simpson P.C., our Marshall Islands counsel, the following are the material Marshall Islands tax consequences to us of our activities and to our shareholders of the ownership of our common stock. We are incorporated in the Marshall Islands. Under current Marshall Islands law, we are not subject to tax on income or capital gains, and no Marshall Islands withholding tax or income tax will be imposed upon payments of dividends by us to our shareholders or proceeds from the disposition of our common stock, provided such shareholders are not residents of the Marshall Islands. There is no income tax treaty between the United States and the Republic of the Marshall Islands.

Liberian Tax Considerations

Under the Consolidated Tax Amendments Act of 2010, nonresident Liberian corporations are wholly exempted from Liberia taxation effective as of 1977.  Therefore, our Liberian subsidiaries will be wholly exempt from Liberian income taxation.

U.S. Federal Income Tax Considerations

In the opinion of Seward & Kissel LLP, our U.S. counsel, the following are the material U.S. federal income tax consequences to us of our activities and to U.S. Holders and Non-U.S. Holders, as defined below, of investing in our common stock. The following discussion of U.S. federal income tax matters is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the U.S. Department of the Treasury, or the Treasury Regulations, all of which are subject to change, possibly with retroactive effect. References in the following discussion to "we" and "us" are to Aegean Marine Petroleum Network Inc. and its subsidiaries on a consolidated basis.

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

Dividends paid on our common stock to a U.S. Holder who is an individual, trust or estate, or a U.S. Individual Holder, will generally be treated as "qualified dividend income" that is taxable to such U.S. Individual Holder at preferential tax rates (through 2012) provided that: (1) the common stock is readily tradable on an established securities market in the United States (such as the NYSE on which our common stock is traded); (2) we are not a "passive foreign investment company" for the taxable year during which the dividend is paid or the immediately preceding taxable year (which we do not believe we are, have been or will be); (3) the U.S. Individual Holder has owned the common stock for more than 60 days in the 121-day period beginning 60 days before the date on which the common stock becomes ex-dividend; and (4) the U.S. Individual Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. There is no assurance that any dividends paid on our common stock will be eligible for these preferential rates in the hands of a U.S. Individual Holder. Any dividends paid by us that are not eligible for these preferential rates (including dividends paid to U.S. Holders other than U.S. Individual Holders) will be taxed as ordinary income.  Legislation has previously been introduced in the U.S. Congress which, if enacted in its present form, would preclude dividends received on our common stock after the date of its enactment from qualifying for such preferential rates.

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

Sale, Exchange or Other Disposition of Common Stock

A U.S. Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our common stock in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder's tax basis in such common stock. Subject to the discussion under the heading "Passive Foreign Investment Company" below, such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder's holding period of the common stock is greater than one year at the time of the sale, exchange or other disposition; otherwise it will be treated as short-term capital gain or loss. Such capital gain or loss will generally be treated as U.S. source income or loss, as applicable, for U.S. foreign tax credit purposes. A U.S. Holder's ability to deduct capital losses is subject to certain limitations.

Passive Foreign Investment Company

A foreign corporation will be treated as a "passive foreign investment company," or a PFIC, for U.S. federal income tax purposes if 75% or more of its gross income consists of certain types of "passive income" or 50% or more of its assets produce or are held for the production of such "passive income." If a corporation owns at least 25% (by value) of the shares of another corporation, it is treated for purposes of these tests as owning a proportionate share of the assets of the other corporation and as receiving directly a proportionate share of the other corporation's income. "Passive income," for this purpose, generally includes dividends, interest, royalties, rents and gains from commodities and securities transactions. We presently believe that we are not a PFIC and do not anticipate becoming a PFIC. This is, however, a factual determination made on an annual basis based on our activities, income, assets and market capitalization, among other factors, and is subject to change.

If we are classified as a PFIC, a U.S. Holder of our common stock could be subject to increased U.S. federal income tax liability upon the sale or other disposition of our common stock or upon the receipt of amounts treated as "excess distributions." Under these rules, the excess distribution and any gain upon a sale of our common stock would be allocated ratably over the U.S. Holder's holding period for the common stock, and the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which we were a PFIC would be taxed as ordinary income in the current taxable year. The amounts allocated to each of the other taxable years would be subject to tax at the highest marginal rates on ordinary income in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed tax deferral benefit would be imposed on the resulting tax liability as if such tax liability had been due with respect to each such other taxable year. In addition, shareholders of a PFIC may not receive a "step-up" in tax basis on common stock acquired from a decedent.  In addition, a U.S. Holder would be required to file annual information returns with the U.S. Internal Revenue Service, or the IRS if we were to be classified as a PFIC.  U.S. Holders should consult with their own U.S. tax advisors with respect to the U.S. tax consequences of investing in our common stock as well as the specific application of the "excess distribution" rule and other rules discussed in this paragraph.

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

Information Reporting

Pursuant to recently enacted section 6038D of the Code and the proposed and temporary Treasury Regulations promulgated thereunder, individuals who are U.S. Holders (and to the extent specified in the applicable Treasury Regulations, certain individuals who are non-U.S. Holders and certain U.S. entities) who hold "specified foreign financial assets" (as defined in section 6038D of the Code and the applicable Treasury Regulations) are required to file IRS Form 8938 (Statement of Specified Foreign Financial Assets) with information relating to each such asset for each taxable year in which the aggregate value of all such assets exceeds $75,000 at any time during the taxable year or $50,000 on the last day of the taxable year.  Specified foreign financial assets would include, among other assets, our common stock, unless the common stock were held through an account maintained with a U.S. financial institution.  Substantial penalties apply to any failure to timely file IRS Form 8938, unless the failure is shown to be due to reasonable cause and not due to willful neglect.  Additionally, the statute of limitations on the assessment and collection of U.S. federal income tax with respect to a taxable year for which the filing of IRS Form 8938 is required may not close until three years after the date on which IRS Form 8938 is filed.  U.S. Holders (including U.S. entities) and Non-U.S. Holders are encouraged to consult their own tax advisors regarding their reporting obligations under section 6038D of the Code.

Other Taxes

In addition to the tax consequences discussed above, we may be subject to tax in one or more other jurisdictions where we conduct activities. Although we currently do not pay a material amount of tax in any jurisdiction in which we operate, there can be no assurance that this will not change.

F.           Dividends and paying agents.

Not applicable.

G.           Statement by experts.

Not applicable.

H.           Documents on display.

We are subject to the informational requirements of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act. In accordance with these requirements we file reports and other information with the SEC. These materials, including this annual report and the accompanying exhibits, may be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling 1 (800) SEC-0330, and you may obtain copies at prescribed rates from the Public Reference Section of the Commission at its principal office in Washington, D.C. 20549. The SEC maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information that we and other registrants have filed electronically with the SEC. Our filings are also available on our website at www.ampni.com.  This web address is provided as an inactive textual reference only.  Information contained on our website does not constitute part of this annual report.

Shareholders may also request a copy of our filings at no cost, by writing or telephoning us at the following address:

Aegean Marine Petroleum Network Inc.
10 Akti Kondili Piraeus 18545 Athens
Greece
Telephone: 011 30 210 458-6200

I.           Subsidiary Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Price Risk

Our price risk has been minimal because we have generally purchased inventory for which we have already had a binding sales contract in place. We generally do not fix future prices for delivery of fuel in excess of one week and our suppliers generally use average PLATTS pricing in their calculation of cost prices to us. Accordingly, our exposure to price risk has covered a period of only a few days. In Gibraltar, West Africa, the United Kingdom, the UAE, Las Palmas and Panama, we operate storage facilities and we currently import and store cargos of marine fuel prior to resale to customers. Accordingly, in Gibraltar, West Africa, the United Kingdom, the UAE, Las Palmas and Panama, we purchased fuel before entering into a binding sales contract with a customer. We believe that our exposure to price risk in these locations covers a period of one to two weeks. From time to time, we take positions in fuel pricing contracts. Our policy is to not use fuel related derivative financial instruments for speculative purposes.   Generally fuel pricing contracts may be used to hedge exposure to changes in the net cost of marine fuel purchases. Upon settlement, if the contracted net price of marine fuel purchased is less than the settlement price, the seller of the fuel pricing contract is required to pay the buyer an amount equal to the difference between the contracted price and the settlement price. Conversely, if the contracted price is greater than the settlement price, the buyer is required to pay the seller the settlement sum. If we take positions in fuel pricing contracts or other derivative instruments we could suffer losses in the settling or termination of these agreements. This could adversely affect our results of operation and cash flow.

During the year ended December 31, 2011, we entered into fuel pricing contracts for 1,015,338 metric tons. These derivatives are intended to serve as an approximate hedge for the net cost of fuel purchases. Our fuel pricing contracts do not qualify as cash flow hedges for accounting purposes and therefore gains or losses are recognized in the accompanying consolidated statements of income. Fuel pricing contracts are settled on a monthly basis using quoted market prices of the underlying commodity. The fair value of these instruments as of December 31, 2011 was an asset of $1.2 million. During the year ended December 31, 2011, the gain from fuel pricing contracts amounted to $0.4 million. During the years ended December 31, 2010 and 2009 we did not have any transactions regarding fuel pricing contracts.

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

Interest Rate Risk

We are subject to market risks relating to changes in interest rates as we have significant amounts of floating rate long-term debt and short-term borrowings outstanding. During the year ended December 31, 2011, we paid interest on this debt mainly based on LIBOR plus an average spread of 2.24% on our bank loans. A one percent increase in LIBOR would have increased our interest expense for the year ended December 31, 2011 from $20.3 million to $25.7 million. We expect to repay these borrowings on a periodic basis using cash flows from operations.

We had entered into one interest rate swap agreement as of December 31, 2011 in order to economically hedge our exposure to variability in our floating rate debt. The total notional principal amount of this swap as of December 31, 2011 was $7.0 million. This swap has specified rates and duration. Please refer to the table in Note 16 of our financial statements included at the end of this annual report which summarizes the interest rate swap in place as of December 31, 2011. No interest rate swap agreement had been entered into as of December 31, 2010.

Under our interest rate swap transactions, the bank effects quarterly floating-rate payments to us for the relevant amount based on the floating interest rate and we make quarterly payments to the bank on the relevant amount at the respective fixed rates.

Our interest rate swap does not meet hedge accounting criteria under accounting guidance relating to Fair Value Measurement. Although we are exposed to credit-related losses in the event of non-performance in connection with such swap agreement, because the counterparty is rated A or better by AAA at the time of the transaction, we consider the risk of loss due to its nonperformance to be minimal. Through this swap transaction, we effectively hedged the interest rate exposure of our loan that we used to finance a newbuilding vessel, of which $7.0 million was outstanding as of December 31, 2011.

Exchange Rate Risk

We have conducted the vast majority of our business transactions in U.S. dollars. We have purchased marine petroleum products in the international oil and gas markets and our vessels have operated in international shipping markets; both these international markets transact business primarily in U.S. dollars. Accordingly, our total revenues have been fully denominated in U.S. dollars and our cost of marine petroleum products, which, for the year ended December 31, 2011, comprised approximately 96% of our total operating expenses have been denominated in U.S. dollars. Our balance sheet is mainly comprised of dollar-denominated assets including trade receivables, inventories and the cost of vessels, and liabilities including trade payables, short-term borrowings and long-term loans. Our foreign exchange losses in recent periods have mainly arisen from the translation of assets and liabilities of our service centers that are denominated in local currency. Accordingly, the impact of foreign exchange fluctuations on our consolidated statements of income has been minimal.

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

Material Modifications to the Rights of Security Holders

We have adopted a stockholders rights agreement, pursuant to which each share of our common stock includes one preferred stock purchase right that entitles the holder to purchase from us a unit consisting of one-thousandth of a share of our Series A Participating Preferred Stock if any third party seeks to acquire control of a substantial block of our common stock without the approval of our board of directors. See "Item 10. Additional Information—B. Memorandum and Articles of Association—Stockholders Rights Plan" included in this annual report for a description of our stockholders rights agreement.

ITEM 15.	CONTROLS AND PROCEDURES

(a)           Disclosure of controls and procedures.

We evaluated the effectiveness of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2011.  Based on that evaluation, our President and the Chief Financial Officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. We believe that a system of controls, no matter how well designed and operated, cannot provide assurance that the objectives of the controls are met, and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within a company have been detected.

(b)           Management's annual report on internal control over financial reporting.

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) promulgated under the Exchange Act.

Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Exchange Act as a process designed by, or under the supervision of, our principal executive and principal financial officers and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

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

Management, with the participation of our President and Chief Financial Officer, assessed the effectiveness of the design and operation of the Company's internal controls over financial reporting pursuant to Rule 13a-15 of the Exchange Act as of December 31, 2011.  Based upon that evaluation, our President and Chief Financial Officer concluded that our internal controls over financial reporting were effective as of December 31, 2011.

The effectiveness of our internal control over financial reporting, as of December 31, 2011 has been audited by Deloitte Hadjipavlou Sofianos & Cambanis S.A, an independent registered public accounting firm.

(c)           Attestation report of the registered public accounting firm.

The registered public accounting firm that audited the consolidated financial statements, Deloitte Hadjipavlou Sofianos & Cambanis S.A., has issued an attestation report on our internal control over financial reporting, appearing on page F-3 of the financial statements filed as a part of this annual report, and is incorporated herein by reference.

(d)           Changes in internal control over financial reporting.

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially effected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

In accordance with the rules of the NYSE, the exchange on which our common stock is listed, we have appointed an audit committee whose members as of December 31, 2011 are Messrs. Konomos, Rasterhoff and Papanicolaou.  Mr. Konomos has been determined to be a financial expert by our board of directors and independent, as that term is defined in the listing standards of the NYSE.

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

Our principal accountants for the years ended December 31, 2010 and 2011 were Deloitte Hadjipavlou Sofianos & Cambanis S.A.  The aggregate audit fees billed to us were $0.7 million for the years ended December 31, 2010 and 2011. We incurred $0.2 million and $0.0 million audit-related fees for 2010 and 2011 respectively for acquisition and public offering services and tax fees related to restructuring were $0.1 million for the years ended December 31, 2010 and 2011.

All above services provided by the principal accountant were preapproved by the audit committee.

ITEM 16D.	EXEMPTIONS FROM LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASES

Purchases of Equity Securities by the Company for the year ended December 31, 2011

Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Programs(1)	Maximum Number of Shares that May Yet Be Purchased under the Plans or Programs
August 2011	967,639	$4.78	967,639	1,032,361
_____________________

(1) On July 20, 2011, we announced that our board of directors had approved a share repurchase program for up to 2,000,000 shares of our common stock. Purchases under the program may be made from time to time for cash in open market transactions at prevailing market prices or in privately negotiated transactions. The timing and amount of purchases under the program are determined by special committee of our board of directors and our management, based on market conditions and other factors. The program does not require us to purchase any specific number or amount of shares of our common stock and may be suspended or reinstated at any time in our discretion and without notice. Purchases under the program are subject, among other things, to our insider trading policies. As of December 31, 2011, we had purchased a total of 967,639 shares of our common stock under the program, totaling $4.6 million in the aggregate.

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

ITEM 16H.      MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

See "Item 18. Financial Statements."

ITEM 18.	FINANCIAL STATEMENTS

The financial statements, together with the report of Deloitte Hadjipavlou Sofianos & Cambanis S.A. thereon, are set forth on pages F-2 through F-3 and are filed as a part of this report.

ITEM 19.	EXHIBITS

Exhibit Number	Description

1.1	Amended and Restated Articles of Incorporation of Aegean Marine Petroleum Network Inc.(1)

1.2	Certificate of Designations of Rights, Preferences and Privileges of Series A Participating Preferred Stock of Aegean Marine Petroleum Network Inc. (8)

1.3	Amended and Restated Bylaws of Aegean Marine Petroleum Network Inc.(1)

2.1	Form of common share certificate of Aegean Marine Petroleum Network Inc.(1)

2.2	Stockholders Rights Agreement between Aegean Petroleum Network Inc. and Computershare Trust Company, N.A., dated August 14, 2009 (8)

4.1	Form of Registration Rights Agreement(1)

4.2	Amended and Restated 2006 Stock Incentive Plan(2)

4.3	Marine Fuel Supply Service Agreement, dated April 1, 2005, by and between Aegean Marine Petroleum S.A. and Aegean Oil S.A.(1)

4.4	Form of License Agreement by and between Aegean Oil S.A. and Aegean Marine Petroleum Network Inc.(1)

4.5
Loan Agreement, dated August 30, 2005, by and among Aegean Baltic Bank S.A. and HSH Nordbank AG, as Lenders, and Kithnos Maritime, Inc., Naxos Maritime Inc., Paros Maritime Inc. and Serifos Maritime Inc., as Borrowers(1)

4.6
Supplemental Agreement, dated January 27, 2011, to the Loan Agreement dated August 30, 2005, by and among Aegean Baltic Bank S.A. and HSH Nordbank AG, as Lenders, and Kithnos Maritime, Inc., Naxos Shipping (Pte.) Ltd, Paros Shipping (Pte.) Ltd., Santorini I Maritime Limited, and Serifos Shipping (Pte.) Ltd, as Borrowers

Exhibit Number	Description

4.7
Supplemental Agreement, dated June 23, 2011, to the Loan Agreement dated August 30, 2005, by and among Aegean Baltic Bank S.A. and HSH Nordbank AG, as Lenders, and Kithnos Maritime, Inc., Naxos Shipping (Pte.) Ltd, Paros Shipping (Pte.) Ltd., Santorini I Maritime Limited, and Serifos Shipping (Pte.) Ltd, as Borrowers

4.8
Supplemental Agreement, dated June 8, 2007, relating to the Loan Agreement, dated August 30, 2005, by and among Aegean Baltic Bank S.A. and HSH Nordbank AG, as Lenders, and Kithnos Maritime, Inc., Naxos Maritime Inc., Paros Maritime Inc. and Serifos Maritime Inc., as Borrowers(3)

4.9
Loan Agreement, dated February 10, 2006, by and among The Royal Bank of Scotland plc, as Lender, and Amorgos Maritime Inc., Kimolos Maritime Inc., Milos Maritime Inc., Mykonos Maritime Inc. and Syros Maritime Inc., as Borrowers(1)

4.10	Loan Agreement, dated October 25, 2006, by and among Aegean Baltic Bank S.A. and HSH Nordbank AG, as Lenders, and Eton Marine Ltd., Benmore Services S.A. and Ingram Enterprises Co., as Borrowers(1)

4.11
Supplemental Agreement, dated June 23, 2011, to the Loan Agreement, dated October 25, 2006, by and among Aegean Baltic Bank S.A. and HSH Nordbank AG, as Lenders, and Eton Marine Ltd., Benmore Services S.A. and Ingram Enterprises Co., as Borrowers

4.12	Loan Agreement, dated October 27, 2006, by and among National Bank of Greece S.A., as Lender, and Tasman Seaways Inc. and Santon Limited, as Borrowers(1)

4.13
Loan Agreement, dated October 30, 2006, by and among Aegean Baltic Bank S.A. and HSH Nordbank AG, as Lenders, and Kerkyra Marine S.A., Ithaki Marine S.A., Cephallonia Marine S.A., Paxoi Marine S.A., Zakynthos Marine S.A., Lefkas Marine S.A. and Kythira Marine S.A., as Borrowers(1)

4.14
Supplemental Agreement, dated June 13, 2007, to the Loan Agreement, dated October 30, 2006, by and among Aegean Baltic Bank S.A. and HSH Nordbank AG, as Lenders, and Kerkyra Marine S.A., Ithaki Marine S.A., Cephallonia Marine S.A., Paxoi Marine S.A., Zakynthos Marine S.A., Lefkas Marine S.A. and Kythira Marine S.A., as Borrowers(3)

4.15	Loan Agreement, dated December 19, 2006, by and among The Royal Bank of Scotland plc, as Lender, and Aegean Marine Petroleum Network Inc. and Aegean Marine Petroleum S.A., as Borrowers, as amended(3)

4.16
Loan Agreement, dated July 5, 2007, by and among The Royal Bank of Scotland Plc, as Lender, and Andros Marine Inc., Dilos Marine Inc., Ios Marine Inc., Sifnos Marine Inc. and Tinos Marine Inc., as Borrowers(3)

4.17
Supplemental Agreement, dated September 12, 2008, to the Loan Agreement dated July 5, 2007, by and among The Royal Bank of Scotland Plc, as Lender, and Andros Marine Inc., Dilos Marine Inc., Ios Marine Inc., Sifnos Marine Inc. and Tinos Marine Inc., as Borrowers, as amended and supplemented(5)

4.18
Loan Agreement, dated April 24, 2008, by and among Aegean Baltic Bank S.A. and HSH Nordbank AG, as Lenders, and Kassos Navigation S.A., Tilos Navigation S.A., Symi Navigation S.A. and Halki Navigation S.A., as Borrowers(5)

4.19
Supplemental Agreement, dated June 23, 2011, to the Loan Agreement, dated April 24, 2008, by and among Aegean Baltic Bank S.A. and HSH Nordbank AG, as Lenders, and Kassos Navigation S.A., Tilos Shipping (Pte.) Ltd., Symi Navigation S.A. and Halki Navigation S.A., as Borrowers

4.20	Loan Agreement, dated July 8, 2008, by and among Piraeus Bank A.E., as Lender, and Aegean Bunkering Services Inc., as Borrower(5)

4.21	Loan Agreement, dated September 30, 2008, by and among the Royal Bank of Scotland Plc and HSH Nordbank AG, as Lenders, and Aegean Marine Petroleum S.A., as Borrower, as amended supplemented(5)

Exhibit Number	Description

4.22
Supplemental Agreement, dated March 16, 2009, relating to the Revolving Credit Facility, dated September 30, 2008, by and among The Royal Bank of Scotland Plc and HSH Nordbank AG, as Lenders, and Aegean Marine Petroleum S.A., as Borrower, as amended and supplemented(5)

4.23
Second Supplemental Agreement, dated September 17, 2009, relating to the Revolving Credit Facility, dated September 30, 2008, by and among The Royal Bank of Scotland Plc and HSH Nordbank AG, as Lenders, and Aegean Marine Petroleum S.A., as Borrower, as amended and supplemented

4.24
Third Supplemental Agreement, dated October 14, 2010, relating to the Revolving Credit Facility, dated September 30, 2008, by and among The Royal Bank of Scotland Plc and HSH Nordbank AG, as Lenders, and Aegean Marine Petroleum S.A., as Borrower, as amended and supplemented(7)

4.25
Fourth Supplemental Agreement, dated December 23, 2011, relating to the Revolving Credit Facility, dated September 30, 2008, by and among The Royal Bank of Scotland Plc and HSH Nordbank AG, as Lenders, and Aegean Marine Petroleum S.A., as Borrower, as amended and supplemented

4.26
Amendment to the Facility Agreement for a Revolving Credit and Letter of Credit, dated September 30, 2008, by and among The Royal Bank of Scotland Plc and HSH Nordbank AG, as Lenders, and Aegean Marine Petroleum S.A., as Borrower, as amended and supplemented

4.27
Facility Agreement, dated September 17, 2009, by and among the National Bank of Greece S.A. and the banks and financial institutions listed therein, as Lenders, and Aegean Marine Petroleum S.A., as Borrower

4.28
Supplemental Letter, dated February 9, 2011, to the Facility Agreement  dated September 17, 2009, by and among the National Bank of Greece S.A. and the banks and financial institutions listed therein, as Lenders, and Aegean Marine Petroleum S.A., as Borrower

4.29	Loan Agreement, dated November 19, 2009, by and among BNP Paribas, Paris, as Lender, Aegean Marine Petroleum S.A., as Borrower, and Aegean Marine Petroleum Network Inc., as Guarantor(6)

4.30
Uncommitted Secured and Storage Borrowing Base Facility Agreement, by and among BNP Paribas, Paris, as Lender, Aegean Marine Petroleum S.A. and Aegean Petroleum International Inc., as Borrowers, and Aegean Marine Petroleum Network Inc., as Guarantor

4.31
Revolving Credit Facility, dated June 7, 2010, by and among Fortis Bank (Nederland) N.V., as Lender, Aegean Marine Petroleum S.A., as Borrower, and Aegean Marine Petroleum Network Inc., as Guarantor(7)

4.32	Receivables Assignment and Security Agreement, dated September 21, 2010, by and between Deutsche Bank AG, as Lender, and Aegean Marine Petroleum S.A., as Borrower(7)

4.33	Revolving Credit Facility, dated October 12, 2010, by and between KBC Bank, as Lender, and Verbeke Bunkering N.V., as Borrower(7)

4.34	Credit Contract, dated September 1, 2011, between KBC Bank, as Lender, and Verbeke Bunkering N.V., as Borrower

4.35	Loan Agreement, dated October 29, 2010, by and between Dexia Bank Belgium S.A., as Lender, and Verbeke Bunkering N.V., as Borrower(7)

4.36	Letter of Credit, dated April 20, 2011, between Dexia Bank Belgium S.A., as Lender, and Verbeke Bunkering N.V., as Borrower

4.37	Revolving Overdraft Credit Facility, dated March 30, 2011, by and between Piraeus Bank A.E., as Lender, and Aegean Bunkering Services, as Borrower(7)

4.38	Trade Receivables Purchase Agreement, dated October 17, 2011, by and between Aegean Marine Petroleum S.A., as Seller and as Servicer, and Deutsche Bank AG, New York Branch, as Purchaser

4.39	Uncommitted Facility Letter, dated June 21, 2011, by and among ABN AMRO Bank N.V., as Lender, and Aegean Marine Petroleum S.A. and Aegean Petroleum International Inc., as Borrower

4.40
Amendment Letter, dated November 15, 2011, by and among ABN AMRO Bank N.V., as Lender, and Aegean Marine Petroleum S.A., Aegean Petroleum International Inc. and Aegean Oil Terminal Corporation, as Borrower

Exhibit Number	Description

8.1	List of Subsidiaries

11.1	Code of Ethics(4)

12.1	Rule 13a-14(a)/15d-14(a) Certification of Principal Executive Officer

12.2	Rule 13a-14(a)/15d-14(a) Certification of Principal Financial Officer

13.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350

13.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350

15.1	Consent of Independent Registered Public Accounting Firm
_____________

(1)	Filed as an exhibit to the Company's Registration Statement on Form F-1, Registration No. 333-129768 and incorporated by reference herein.

(2)	Filed as an exhibit to the Company's Current Report on Form 6-K furnished to the SEC on September 14, 2007 and incorporated by reference herein.

(3)	Filed as an exhibit to the Company's Registration Statement on Form F-1, Registration No. 333-146918 and incorporated by reference herein.

(4)	Filed as an exhibit to the Company's Annual Report on Form 20-F filed with the SEC on May 25, 2007 and incorporated by reference herein.

(5)	Filed as an exhibit to the Company's Annual Report on Form 20-F filed with the SEC on April 22, 2009 and incorporated by reference herein.

(6)	Filed as an exhibit to the Company's Annual Report on Form 20-F filed with the SEC on April 1, 2010 and incorporated by reference herein.

(7)	Filed as an exhibit to the Company's Annual Report on Form 20-F filed with the SEC on April 6, 2011 and incorporated by reference herein.

(8)	Filed as an exhibit to the Company's Registration Statement on Form 8-A filed with the SEC on August 14, 2009 and incorporated by reference herein.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

A AEGEAN MARINE PETROLEUM NETWORK INC.

	By:	/s/ E. Nikolas Tavlarios
Name: E. Nikolas Tavlarios Title: President
Date: April 12, 2012

AEGEAN MARINE PETROLEUM NETWORK INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Aegean Marine Petroleum Network, Inc.
Majuro, Republic of the Marshall Islands

We have audited the accompanying consolidated balance sheets of Aegean Marine Petroleum Network, Inc. and subsidiaries (the "Company") as of December 31, 2011 and 2010, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, the consolidated statements of income and related disclosures for the years ended December 31, 2010 and 2009 have been reclassified to conform to the current year presentation of the income statement which is presented by function.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 11, 2012 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ Deloitte Hadjipavlou Sofianos & Cambanis S.A.
Athens, Greece
April 11, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Aegean Marine Petroleum Network, Inc.
Majuro, Republic of the Marshall Islands

We have audited the internal control over financial reporting of Aegean Marine Petroleum Network, Inc. and subsidiaries (the "Company") as of December 31, 2011, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2011 of the Company and our report dated April 11, 2012 expressed an unqualified opinion on those financial statements and includes an explanatory paragraph relating to the presentation of the consolidated statements of income and related disclosures for the years ended December 31, 2010 and 2009, which have been reclassified to conform to the current year presentation of the income statement which is presented by function.

/s/ Deloitte Hadjipavlou Sofianos & Cambanis S.A.
Athens, Greece
April 11, 2012

AEGEAN MARINE PETROLEUM NETWORK INC.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2010 AND 2011

(Expressed in thousands of U.S. dollars – except for share and per share data)

	December 31,
	2010	2011
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$86,499	68,582
Trade receivables, net of allowance for doubtful accounts of $1,293 and $1,354, as of December 31, 2010 and 2011, respectively (Note 4)	439,682	525,096
Due from related companies (Note 5)	20,510	16,128
Derivative asset (Note 16)	-	1,219
Inventories (Note 6)	155,018	204,057
Prepayments and other current assets (Note 7)	26,150	31,573
Restricted cash (Note 2)	5,340	5,336
Total current assets	733,199	851,991

FIXED ASSETS:
Advances for vessels under construction and acquisitions (Note 8)	77,858	11,553
Advances for other fixed assets under construction (Note 9)	11,630	40,746
Vessels, cost (Note 10)	479,489	545,684
Vessels, accumulated depreciation (Note 10)	(54,168)	(71,244)
Vessels' net book value	425,321	474,440
Other fixed assets, net (Note 11)	13,511	13,166
Total fixed assets	528,320	539,905

OTHER NON-CURRENT ASSETS:
Deferred charges, net (Note 12)	18,065	19,602
Intangible assets (Note 13)	19,984	20,023
Goodwill (Note 3, 13)	37,946	37,946
Deferred tax asset (Note 26)	2,218	2,813
Other non-current assets	103	158
Total non-current assets	78,316	80,542

Total assets	1,339,835	1,472,438

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Short-term borrowings (Note 14)	206,884	349,234
Current portion of long-term debt (Note 15)	74,896	21,428
Trade payables to third parties	192,850	222,263
Trade payables to related companies (Note 5)	18,472	28,547
Other payables to related companies (Note 5)	572	2,131
Accrued and other current liabilities	26,704	27,207
Total current liabilities	520,378	650,810

OTHER NON-CURRENT LIABILITIES:
Long-term debt, net of current portion (Note 15)	342,918	336,254
Deferred tax liability (Note 26)	2,669	2,906
Derivative liability (Note 16)	-	385
Other non-current liabilities	3,507	2,541
Total non-current liabilities	349,094	342,086

COMMITMENTS AND CONTINGENCIES (Note 17)	-	-

STOCKHOLDERS' EQUITY:
Preferred stock, $0.01 par value; 25,000,000 shares authorized, none issued	-	-
Common stock, $0.01 par value; 100,000,000 shares authorized at December 31, 2010 and December 2011; 47,709,420 and 48,196,870 shares issued and 46,709,420 and 46,229,231 shares outstanding at December 31, 2010 and December 31, 2011, respectively (Note 24)	477	482
Treasury stock, $0.01 par value; 1,000,000 shares and 1,967,639 shares, repurchased at December 31, 2010 and December 31, 2011, respectively (Note 24)	(24,680)	(29,308)
Additional paid-in capital (Note 24)	337,196	341,154
Retained earnings	157,370	165,734
Total AMPNI stockholders' equity	470,363	478,062

Non-controlling interest	-	1,480
Total equity	470,363	479,542
Total liabilities and equity	1,339,835	1,472,438
The accompanying notes are an integral part of these consolidated financial statements

AEGEAN MARINE PETROLEUM NETWORK INC.
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Expressed in thousands of U.S. dollars – except for share and per share data)

	For the Year Ended December 31,
	2009	2010	2011

Revenues
Revenues – third parties (Note 18)	$2,456,435	$4,925,637	$6,910,348
Revenues – related companies (Note 5 and 18)	14,525	45,998	55,117
Total Revenues	2,470,960	4,971,635	6,965,465

Cost of Revenues
Cost of revenues – third parties (Note 18)	2,013,723	4,440,733	6,284,179
Cost of revenues – related companies (Note 5 and 18)	267,767	303,620	404,988
Total Cost of Revenues	2,281,490	4,744,353	6,689,167

Gross Profit	189,470	227,282	276,298

OPERATING EXPENSES
Selling and Distribution (Note 19)	109,483	155,412	192,846
General and Administrative (Note 20)	24,553	27,503	29,806
Amortization of intangible assets (Note 13)	312	1,001	1,461
(Gain)/Loss on sale of vessels, net (Note 10)	(4,094)	1,540	8,682

Total operating expenses	130,254	185,456	232,795

Operating income	59,216	41,826	43,503

OTHER INCOME/(EXPENSE)
Interest and finance costs (Notes 12, 14, 15 and 21)	(10,255)	(17,351)	(27,864)
Interest income	46	31	57
Foreign exchange gains (losses), net	(329)	(3,612)	1,440
	(10,538)	(20,932)	(26,367)
Income before provision for income taxes	48,678	20,894	17,136

Income taxes (Note 26)	(153)	(2,161)	(5,428)

Net income	$48,525	$18,733	11,708
Net income attributed to non-controlling interest	-	-	1,480
Net income attributed to AMPNI shareholders	$48,525	$18,733	$10,228

Basic earnings per common share (Note 25)	$1.13	$0.40	$0.22
Diluted earnings per common share (Note 25)	$1.13	$0.40	$0.22

Weighted average number of shares, basic	42,579,187	46,295,973	45,979,761
Weighted average number of shares, diluted	42,644,448	46,445,499	45,979,761

The accompanying notes are an integral part of these consolidated financial statements

EGEAN MARINE PETROLEUM NETWORK INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Expressed in thousands of U.S. dollars – except for share and per share data)

	Common Stock		Treasury Stock		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Non- Controlling Interest	Total
	Number of Shares	Par Value	Number of Shares	Par Value

BALANCE, December 31, 2008	42,543,608	$425	-	-	$190,658	$93,709	$211	-	$285,003

- Net income	-	-	-	-	-	48,525	-	-	48,525
- Dividends declared and paid ($0.04 per share)	-	-	-	-	-	(1,719)	-	-	(1,719)
- Share-based compensation (Note 23)	465,695	5	-	-	3,454	-	-	-	3,459
- Foreign currency translation adjustment	-	-	-	-	-	-	(211)	-	(211)

BALANCE, December 31, 2009	43,009,303	$430	-	-	$194,112	$140,515	-		$335,057

- Net income	-	-	-	-	-	18,733	-	-	18,733
- Dividends declared and paid ($0.04 per share)	-	-	-	-	-	(1,878)	-	-	(1,878)
- Issuance of common stock (Note 24)	4,491,900	45	-	-	139,002	-	-	-	139,047
- Share-based compensation (Note 23)	208,217	2	-	-	4,082	-	-	-	4,084
- Repurchases of common stock (Note 24)	-	-	(1,000,000)	(10)	(24,670)	-	-	-	(24,680)

BALANCE, December 31, 2010	47,709,420	477	(1,000,000)	(10)	312,526	157,370	-		$470,363

- Net income	-	-	-	-	-	10,228	-	1,480	11,708
- Dividends declared and paid ($0.04 per share)	-	-	-	-	-	(1,864)	-	-	(1,864)
- Share-based compensation (Note 23)	487,450	5	-	-	3,958	-	-	-	3,963
- Repurchases of common stock (Note 24)	-	-	(967,639)	(10)	(4,618)	-	-	-	(4,628)

BALANCE, December 31, 2011	48,196,870	482	(1,967,639)	(20)	311,866	165,734	-	1,480	479,542

The accompanying notes are an integral part of these consolidated financial statements

AEGEAN MARINE PETROLEUM NETWORK INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Expressed in thousands of U.S. dollars)

	For the Year Ended December 31,
	2009	2010	2011
Cash flows from operating activities:
Net income	$48,525	$18,733	$11,708
Adjustments to reconcile net income to net cash provided by (used in) operating activities:

Depreciation	16,792	21,092	21,755
Provision of (Release of)doubtful accounts	428	(458)	61
Share-based compensation	3,458	4,084	3,963
Amortization	5,562	7,667	9,576
Provision for income taxes	153	(589)	(358)
(Gain)/Loss on sale of vessels, net	(4,094)	1,540	8,682
Fair value of derivatives	-	-	(834)
Other non-cash charges	-	384	-
Decrease (increase) in:
Trade receivables	(144,792)	(70,342)	(84,843)
Due from related companies	(5,953)	(12,056)	4,382
Inventories	(84,785)	(8,351)	(49,039)
Prepayments and other current assets	(10,915)	209	(5,423)
(Decrease) increase in:
Trade payables	114,622	(19,341)	43,146
Other payables to related companies	398	(13)	1,559
Accrued and other current liabilities	5,345	2,782	674
Increase in other non-current assets	(670)	(6)	(55)
Increase in other non-current liabilities	77	112	101
Payments for drydocking	(5,504)	(10,073)	(9,920)
Net cash used in operating activities	(61,353)	(64,626)	(44,865)

Cash flows from investing activities:
Advances for vessels under construction	(84,444)	(59,568)	(22,751)
Advances for vessel acquisitions	(25,420)	(26,576)	(453)
Advances for other fixed assets under construction	-	(11,630)	(29,116)
Purchase of intangible assets	-	-	(1,500)
Business acquisitions, net of cash acquired	-	(63,652)	-
Net proceeds from sale of vessels	34,499	2,920	8,474
Purchase of other fixed assets	(335)	(10,499)	(247)
Decrease in restricted cash	5,470	2	4
Increase in restricted cash	(5,000)	-	-
Net cash used in investing activities	(75,230)	(169,003)	(45,589)

Cash flows from financing activities:
Proceeds from long-term debt	133,648	176,172	17,273
Repayment of long-term debt	(36,232)	(116,841)	(77,405)
Repayment of capital lease obligation	-	(1,225)	(1,238)
Net change in short-term borrowings	50,000	95,103	142,350
Repurchases of common stock	-	(24,680)	(4,628)
Financing costs paid	(1,200)	(411)	(1,319)
Proceeds from the issuance of common stock	-	147,109	-
Issuance of common stock cost	-	(8,062)	-
Dividends paid	(1,719)	(1,878)	(1,864)
Net cash provided by financing activities	144,497	265,287	73,169

Effect of exchange rate changes on cash and cash equivalents	-	-	(632)

Net increase (decrease) in cash and cash equivalents	7,914	31,658	(17,917)
Cash and cash equivalents at beginning of year	46,927	54,841	86,499
Cash and cash equivalents at end of year	$54,841	$86,499	$68,582

SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid during the year for interest, net of capitalized interest:	$7,727	$9,872	$19,037
Cash paid during the year for income taxes:	$1,788	$1,822	$4,093

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

In December 2006, Aegean completed its initial public offering of 14,375,000 common shares on the New York Stock Exchange under the United States Securities Act of 1933, as amended.

Material Subsidiaries

(a)
Aegean Marine Petroleum S.A. ("AMP"), incorporated in the Republic of Liberia on January 4, 1995, is engaged in the commercial purchase and sale of marine petroleum products and is the principal operating entity of the Company.

(b)	Service Centers, which monitor and support the logistical aspects of each order in their respective geographical locations.

Company Name	Country of Incorporation	Date of Incorporation
Aegean Marine Petroleum LLC (the "UAE Service Center")	United Arab Emirates	07/26/2000
Aegean Bunkering Gibraltar Ltd. (the "Gibraltar Service Center")	Gibraltar	08/07/1997
Aegean Bunkering Jamaica Ltd. (the "Jamaica Service Center")	Jamaica	11/25/2004
Aegean Bunkering (Singapore) Pte. Ltd. (the "Singapore Service Center")	Singapore	06/07/2005
Aegean Bunkering (Ghana) Limited (the "West Africa Service Center")	Ghana	05/18/2007
Aegean Bunkers at Sea NV (''ABAS'', the "NW Europe Service Center")	Belgium	12/16/1999
Portland Bunkers International Ltd. (the "UK Service Center")	United Kingdom	12/13/1999
ICS Petroleum LTD – Vancouver (the "Vancouver Service Center")	Canada	11/25/1985
ICS Petroleum (Montreal) LTD (the "Montreal Service Center")	Canada	06/03/1986
Aegean Bunkering Trinidad Ltd. (the "Trinidad Service Center")	Trinidad & Tobago	02/20/2006
Verbeke Shipping NV (the "Verbeke Business Center")	Belgium	02/12/1986
Aegean Bunkering Combustibles Las Palmas S.A. (the "Canary Islands Service Center")	Las Palmas	04/30/2010
Aegean Bunkering (C Verde) LDA (the "Cape Verde Service Center")	Cape Verde	02/16/2011
Aegean Bunkering Morocco SARL AU (the "Tangier Service Center")	Morocco	05/28/2010
Aegean Bunkering (Panama) SA (the "Panama Service Center")	Republic of Panama	04/28/2005
Aegean Oil Terminals (Panama) SA (the "Panama Service Center")	Republic of Panama	02/01/2011

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

1.	Basis of Presentation: (Continued)

The following companies are also the owners of the vessels presented in the table:

Company Name	Service/Business center	Vessel Name	Year Built	Size (dwt)	Date Acquired
Aegean Marine Petroleum LLC	UAE	Aegean Flower	2001	6,523	01/05/2004
Aegean Bunkers at Sea NV	North West Europe	Sara	1990	7,389	10/09/2007
ICS Petroleum LTD	Vancouver	PT36	1980	3,730	07/01/2008
Aegean Barges NV	Verbeke	Colorado	2004	5,088	04/01/2010
Verbeke Bunkering NV	Verbeke	Vigo	1971	1,319	04/01/2010
Aegean Barges NV	Verbeke	Elbe	1962	542	04/01/2010
Aegean Barges NV	Verbeke	Ellen	1971	1,439	04/01/2010
Aegean Barges NV	Verbeke	Blender	1963	736	04/01/2010
Verbeke Bunkering NV	Verbeke	Willem SR*	2006	3,180	04/01/2010
Verbeke Bunkering NV	Verbeke	Steidamm	1972	1,634	04/01/2010
Jadaco BV	Verbeke	Tapuit	1971	2,500	04/01/2010
Blatoma NV	Verbeke	Texas	2003	4,165	04/01/2010
Seatra BVBA	Verbeke	Montana	2011	4,319	05/26/2011
Verbeke Bunkering NV	Verbeke	Florida*	2011	1,533	11/15/2011

*The Company has 10% of ownership

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

1.	Basis of Presentation: (Continued)

(d)	Vessel-owning companies with operating vessels:

		Vessel Details
Company Name	Date of Incorporation	Vessel Name	Year Built	Size (dwt)	Date Acquired
Aegean Seven Maritime Inc. ("Aegean VII")	01/20/1998	Aegean VII	1984	3,892	02/04/1998
Clyde I Shipping Corp. ("Clyde")	05/10/2004	Aegean Tulip	1993	4,853	05/20/2004
Aegean X Maritime Inc. ("Aegean X")	08/31/2004	Aegean X	1982	6,400	08/31/2004
Mare Vision S.A. ("Mare")	11/01/2005	Aegean XI	1984	11,050	05/03/2006
Aegean Tanking S.A. ("Tanking")	07/12/2006	Fos II	1981	67,980	09/05/2006
Vera Navigation S.A. ("Vera")	09/14/2007	Vera	1985	3,720	10/09/2007
Milos I Maritime Inc. ("Milos I")	01/28/2005	Hope	1980	10,597	08/24/2007
Ouranos Tanking S.A. ("Ouranos")	02/09/2007	Ouranos	1983	67,980	02/20/2007
Sea Breezer Marine S.A. ("Sea Breezer")	04/02/2004	Aegean Princess	1991	7,030	05/25/2007
Milos Shipping Pte. Ltd. ("Milos")	11/23/2006	Milos	2007	4,626	06/29/2007
Serifos Shipping Pte. Ltd. ("Serifos")	11/23/2006	Serifos	2007	4,664	11/20/2007
Pontos Navigation Inc. ("Pontos")	09/09/2002	Leader	1985	83,890	09/21/2007
Kithnos Maritime Inc. ("Kithnos")	01/28/2005	Kithnos	2007	4,626	11/30/2007
Mykonos I Maritime Inc. ("Mykonos I")	01/28/2005	Mykonos	2008	4,626	06/25/2008
West Coast Fuel Transport ("WCF")	09/10/1990	PT25	1988	2,560	07/01/2008
Santorini I Maritime Inc. ("Santorini I")	01/28/2005	Santorini	2008	4,629	09/26/2008
Eton Marine Ltd. ("Eton")	12/21/2005	Patmos	2008	6,262	11/18/2008
Paros Shipping Pte. Ltd. ("Paros")	01/28/2005	Paros	2008	4,629	11/25/2008
Kimolos Shipping Pte. Ltd. ("Kimolos")	01/28/2005	Kimolos	2008	4,664	03/04/2008
Syros I Maritime Inc. ("Syros I")	01/28/2005	Syros	2008	4,596	04/21/2008
Silver Sea Shipping S.A. ("Aegean Star'")	03/09/2009	Aegean Star	1980	11,520	04/08/2009
AMP Maritime S.A.("Aegean Champion")	12/15/2008	Aegean Champion	1991	23,400	04/30/2009
Kerkyra Marine S.A.("Kerkyra")	09/26/2006	Kerkyra	2009	6,290	07/29/2009
Tasman Seaways Inc.("Kalymnos")	12/21/2005	Kalymnos	2009	6,283	02/20/2009
Paxoi Marine S.A.("Paxoi")	09/26/2006	Paxoi	2009	6,310	11/20/2009
Ithaki Shipping Pte. Ltd. ("Ithaki")	07/06/2009	Ithaki	2009	6,272	09/01/2009
Naxos Shipping Pte. Ltd.("Naxos")	12/18/2008	Naxos	2009	4,626	01/07/2009
Cephallonia Marine S.A.	09/26/2006	Kefalonia	2009	6,272	10/15/2009
PT22 Shipping Co. Ltd.("PT22")	01/22/2009	PT22	2001	2,315	05/29/2009
Lefkas Shipping Pte. Ltd. ("Lefkas")	09/26/2006	Lefkas	2010	6,321	03/16/2010
Andros Marine Inc. ("Andros")	02/21/2007	Andros	2010	4,605	02/05/2010
Zakynthos Marine S.A. ("Zakynthos")	09/27/2006	Zakynthos	2010	6,303	01/20/2010
Victory Sea Shipping S.A ("Victory")	12/30/2009	Aeolos	1990	84,040	05/07/2010
Kythira Marine S.A. ("Kythira")	09/26/2006	Kythira	2010	6,314	04/30/2010
Dilos Marine Inc. ("Dilos")	02/21/2007	Dilos	2010	4,593	05/05/2010
Benmore Services S.A. ("Benmore")	12/21/2005	Nisyros	2010	6,312	06/01/2010
Santon Limited ("Santon")	01/10/2006	Leros	2010	6,311	09/03/2010
Ios Marine Inc. ("Ios")	02/21/2007	Ios	2010	4,620	09/08/2010
Kassos Navigation S.A. ("Kassos")	02/14/2008	Kassos	2010	6,256	10/29/2010
Tilos Shipping Pte Ltd. ("Tilos")	02/14/2011	Tilos	2011	6,263	03/28/2011
Anafi Shipping Pte. Ltd. ("Anafi")	05/16/2011	Anafi	2011	4,584	04/06/2011
Halki Navigation S.A. ("Halki")	02/14/2008	Halki	2011	6,256	07/28/2011
Aegean VII Shipping Ltd.	09/07/2005	Sikinos	2011	4,595	08/11/2011

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

1.	Basis of Presentation: (Continued)

(e)	Vessel-owning companies with vessels under construction:

		Vessel Details
Company Name	Date of Incorporation	Hull Number	Size (dwt)

Symi Navigation S.A. ("Symi")	02/14/2008	QHS 228	5,500

(f)
Aegean Management Services M.C. was incorporated in Piraeus on February 20, 2008 and provides all the vessel-maritime companies listed below with a wide range of shipping services such as technical support for ISM purposes, insurance arrangement and handling and accounting services.

(g)	Vessel-maritime companies with operating vessels in Greece:

		Vessel Details
Company Name	Date of Incorporation	Vessel Name	Year Built	Size (dwt)	Date Acquired

Aegean Tiffany Maritime Company	01/23/2009	Aegean Tiffany	2004	2,747	07/07/2004
Aegean Breeze Maritime Company	01/23/2009	Aegean Breeze I	2004	2,747	07/07/2004
Aegean Rose Maritime Company	12/02/2002	Aegean Rose	1988	4,935	01/21/2003
Aegean Daisy Maritime Company	12/02/2002	Aegean Daisy	1988	4,935	01/21/2003
Aegean Ship III Maritime Company	06/23/2008	Aegean III	1990	2,973	07/08/2008
Aegean Ship VIII Maritime Company	06/23/2008	Aegean VIII	1989	2,973	07/08/2008
Aegean Ship XII Maritime Company	06/23/2008	Aegean XII	1979	3,680	07/08/2008
Aegean Ace Maritime Company	01/26/2009	Aegean Ace	1992	1,615	03/23/2009
Aegean Maistros Maritime Company	11/21/2007	Aegean Orion	1991	550	09/07/2009
Aegean Gas Maritime Company	07/24/2001	Mediterranean	1982	19,894	02/28/2010
Aegean Ostria Maritime Company	11/21/2007	Amorgos	2007	4,627	12/21/2007
Sealand Navigation Inc.	04/27/2011	Karpathos	2010	6,247	07/12/2010

(h)	Other companies with material assets and/or liabilities:

Company Name	Date of Incorporation	Country of Incorporation	Activity
Aegean Investments S.A. ("Aegean Investments")	11/05/2003	Marshall Islands	Holding company
Aegean Holdings S.A. ("Aegean Holdings")	02/26/2003	Marshall Islands	Holding company
Aegean Oil (USA), LLC ("Aegean USA")	04/07/2005	United States	Marketing office
Aegean Petroleum International Inc.	02/22/2008	Marshall Islands	Fuel commerce
AMPNI Holdings Co Limited ("AMPNI Holdings")	02/02/2009	Cyprus	Holding company
Aegean Caribbean Holdings Inc.	01/07/2009	Saint Lucia	Holding company
Caribbean Renewable Energy Sources Inc.	02/02/2007	British Virgin Island	Asset holder
Aegean Oil Terminal Corporation	04/14/2008	Marshall Islands	Site construction

As of December 31, 2011, Aegean's ownership interest in all the above subsidiaries amounted to 100%, except for Panama Service Center and Seatra, which amounts to 55.5% and 50.0%, respectively. Aegean has a controlling financial interest in these subsidiaries.

During the years ended December 31, 2009, 2010 and 2011, no customer individually accounted for more than 10% of the Company's total revenues.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

2.	Significant Accounting Policies:

Principles of Consolidation: The consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles and include for each of the three years in the period ended December 31, 2011, the accounts and operating results of the Company. Intercompany balances and transactions have been eliminated in consolidation. The Company consolidates subsidiaries where it holds a controlling financial interest or it has an interest in a variable interest entity (VIE). The condition for a controlling financial interest is ownership of majority of the voting interest of over 50% of the outstanding voting shares or  the power to direct the activities of the entity that most significantly affect the entity's economic performance and the obligation to absorb losses of the entity that could potentially be significant to the entity or the right to receive benefits from the entity that could potentially be significant to the entity. Noncontrolling interest in both equity and income statement of subsidiaries are stated separately.

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

Foreign Currency Transactions: The functional currency of Aegean and its material subsidiaries is the U.S. dollar because the Company purchases and sells marine petroleum products in the international oil and gas markets and because the Company's vessels operate in international shipping markets; both of these international markets transact business primarily in U.S. dollars. The Company's accounting records are maintained in U.S. dollars. Transactions involving other currencies during the year are converted into U.S. dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities denominated in other currencies are adjusted to reflect the year-end exchange rates. Resulting gains or losses are reflected separately in the accompanying consolidated statements of income. As required by the general accepted accounting principles for foreign currency transactions, the financial statements of the Company's subsidiaries with functional currencies other than U.S. dollars, the functional currency of the Company's subsidiaries have been converted to U.S. dollars by the application of the translation method (current rate method).  All assets and liabilities are translated using the current exchange rate.  Shareholders equity accounts are translated using historical rates.  Revenues and expenses are translated using the weighted average exchange rate in effect during the period.  Exchange differences on the translation of entities with functional currencies other than the U.S. dollar, are recognized directly in the foreign currency translation reserve as other comprehensive income. The translation method has been applied until the sale of the vessels, in June 2009, which had the different functional currency.

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

Trade Receivables, net:  Management is responsible for approving credit to customers, setting and maintaining credit standards, and managing the overall quality of the credit portfolio. The Company performs ongoing credit evaluations of its customers based upon payment history and the assessments of customers' credit worthiness. The Company generally provides payment terms of approximately 30 days. The Company continuously monitors collections and payments from its customers and maintains a provision for estimated credit losses based upon its historical experience with its customers, current market conditions of its customers, and any specific customer collection issues. Accounts receivable are reduced by an allowance for amounts that may become uncollectible in the future. The Company had accounts receivable of $440,975, and $526,450 before allowances for bad debts of $1,293 and $1,354 as of December 31, 2010 and 2011, respectively.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

2.	Significant Accounting Policies: (Continued)

The Company transfers ownership of eligible trade accounts receivable to a third party purchaser without recourse in exchange of cash. The factoring of trade accounts receivable under the agreement is accounted for as a sale. Proceeds from the transfer reflect the face value of the account less a discount. The receivables sold pursuant to this factoring agreement are included in trade receivables in the consolidated balance sheets and in the consolidated statements of cash flows. The Company continues to service, administer and collect the receivables sold under this program. Servicing fees during the year ended December 31, 2011 are recorded in the interest and finance costs in the accompanying consolidated statements of income. The third party purchaser has no recourse to our assets for failure of debtors to pay when due.

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

Intangible Assets: Intangible assets consist of three concession agreements, in the United Kingdom, the Canary Islands and Panama and a non-compete covenant in Belgium.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

2.	Significant Accounting Policies: (Continued)

Intangible assets acquired in a business combination and recognized separately from goodwill are initially recognized at their fair value at the acquisition date. Subsequent to initial recognition, intangible assets acquired in a business combination are reported at cost less accumulated amortization and accumulated impairment losses, if any. These assets are being amortized over their useful life.

Goodwill: Goodwill represents the excess of the purchase price over the net of the fair value of the identifiable tangible and intangible assets acquired and the fair value of liabilities assumed in business acquisitions. As required by the goodwill topic of the FASB Accounting Standard Codification, goodwill is not amortized, but reviewed as of December 31 of each year for impairment. The Company also evaluates goodwill for impairment at any time that events occur or circumstances change indicating a possible impairment. The Company tests for goodwill impairment using the two-step process. The first step is a screen for potential impairment, while the second step measures the amount of impairment. Fair values are derived using discounted cash flow analysis.

Impairment of Long-Lived Assets: Accounting guidance requires that long-lived assets and certain identifiable intangible assets held and used or to be disposed of by an entity, be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. In evaluating useful lives and carrying values of long-lived assets, we review certain indicators of potential impairment, such as vessel sale and purchase prices in the marketplace, business plans and overall market conditions. When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset and any future disposal is less than its carrying amount, the asset should be evaluated for an impairment loss. In developing estimates of future cash flows, the Company relied upon estimates made by management with regard to the Company's vessels, including future deliveries, operating expenses, and the estimated remaining useful lives of the vessels. These assumptions are based on historical trends as well as future expectations and are consistent with the plans and forecasts used by management to conduct its business. The variability of these factors depends on a number of conditions, including uncertainty about future events and general economic conditions; therefore, the Company's accounting estimates might change from period to period. In the event that undiscounted projected net operating cash flows were less than carrying value, we would estimate the fair value of the related asset and record a charge to operations calculated by comparing the asset's carrying value to the estimated fair value.  Measurement of the impairment loss is based on the fair value of the asset as determined by management considering third party valuations and discounted future cash flows attributable to the vessel or asset group. The Company regularly reviews the carrying amount of its long-lived assets. The Company had no impairment losses in any of the periods presented.

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

Accounting for Revenues and Expenses: Revenues are principally earned from the physical supply of marine petroleum products via the Company's bunkering tankers. In this respect, sales of marine petroleum products and cost of sales of marine petroleum products are recorded in the period when the marine petroleum products are loaded onto the customer's vessel. In Greece, revenues are earned from the sale of marine petroleum  products through a related party physical supplier (refer to Note 5). These sales and the respective cost of sales are recorded in the period when the related party physical supplier delivers the marine petroleum products to the customer.

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

Revenues are also generated from voyage agreements of the Company's vessels. Under a voyage charter the revenues and associated voyage costs are recognized over the duration of the voyage.  A voyage is deemed to commence upon the later of the completion of discharge of the vessel's previous cargo or upon vessel arrival to the agreed upon port based on the terms of a voyage contract and is not cancelable and voyage is deemed to end upon the completion of discharge of the delivered cargo.

The Company also recognizes other revenues which mainly derive from brokerage and agency fees, throughput fees and storage fees. These revenues are recognized when services are performed and collectability is reasonably assured.

Operating expenses are accounted for on the accrual basis. The selling and distribution expenses generally represent indirect expenses incurred for selling and distribution and related to the delivery of the products and services to the customers. The general and administrative expenses are presented separately and represent the administrative cost of managing the Company such as the office administrative personnel, the maintenance of the Company's office property, equipment and other fixed assets and its depreciation, and all the general office expenses, professional fees, travel expenses and utilities.

Repairs and Maintenance: All vessel repair and maintenance expenses, including major overhauling (which are non-scheduled repairs and maintenance work undertaken on a vessel's engine) and underwater inspections are expensed in the year incurred. Such costs are included in other operating expenses in the accompanying consolidated statements of income.

Income Taxes: The Company accounts for income taxes using the liability method, as required by the generally accepted accounting principles for income taxes reporting. Under this method deferred income tax assets and liabilities are established for temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities at each period end corresponding to those jurisdictions subject to income taxes.  Deferred tax assets and liabilities are recognized for all temporary items and an offsetting valuation allowance is recorded to the extent that it is not more likely than not that the asset will be realized.  Deferred tax is measured based on tax rates and laws enacted at the balance sheet date in any jurisdiction.

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

The Company enters into derivative contracts in order to mitigate the risk of market price fluctuations in fuel and the interest rate risk deriving from its loan agreements.  The derivative instruments are classified according to the accounting guidance provided by US generally accepted accounting principles for derivative instruments and hedging activities. The Company currently does not apply hedge accounting to its derivative instruments.

Interest Rate Swap: Changes in the estimated fair value of the interest rate swap are recognized as components of interest and finance costs in the consolidated statement of income. The fair value of the contract is recorded in the Company's consolidated balance sheet in non-current liabilities.

Fuel Pricing Contracts: Changes in the estimated fair value of the fuel pricing contracts are recognized as components of cost of revenue in the consolidated statement of income.  The fair value of the outstanding derivative asset/liability is separately presented in the Company's consolidated balance sheet in current assets/liabilities.

The Company classifies cash flows related to derivative financial instruments within cash used in operating activities in the consolidated statement of cash flows.

For more information on our derivatives, see Note 16.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

2.	Significant Accounting Policies: (Continued)

Reclassification: Our statements of income for the years ended December 31, 2009 and 2010 have been reclassified to conform to the presentation of the income statement for the year ended December 31, 2011, which is presented by function and consistently with the implementation of a new reporting system of the Company. This reclassification provides a better presentation of our consolidated results of operations according to the industry practice and has no effect on our consolidated financial position, results of operations or cash flows. The following expense categories were reclassified (see also Note 18, 19, 20):

Cost of marine petroleum products consists of purchase costs of marine petroleum products and direct receiving costs of marine petroleum products. Cost of voyage revenues consist of voyage expenses and vessel operating expenses attributable to the voyage revenue the Company earns from chartering out of its vessels. These costs include salaries and wages of the crew, depreciation and other operating expenses of the vessels such as repairs, maintenance, stores, spare parts, insurance, consumables and bunkers consumption. Cost of other revenues consists of direct costs of incurring other revenues.

Selling and distribution expenses consist of indirect expenses incurred for selling and distribution and related to the delivery of the products and services to the customers. The general and administrative expenses are presented separately and represent the administrative cost of managing the Company such as the office administrative personnel, the maintenance of the Company's office property, equipment and other fixed assets and its depreciation, and all the general office expenses, professional fees, travel expenses and utilities.

Recent Accounting Pronouncements:

In December 2011, the FASB issued ASU 2011-11, "Balance Sheet (Topic 210): Disclosures about offsetting Assets and Liabilities". The objective of this update is to provide enhanced disclosures that will enable financial statements' users to evaluate the effect or potential effect of netting arrangements on an entity's financial position. This includes the effect or potential effect of rights of setoff associated with an entity's recognized assets and recognized liabilities within the scope of this ASU. The amendments require enhanced disclosures by requiring improved information about financial instruments and derivative instruments that are either (1) offset in accordance with either Section 210-20-45 or Section 815-10-45 or (2) subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are offset in accordance with either Section 210-20-45 or Section 815-10-45.  The amendments in this update are effective for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. The provisions of ASU 2011-11 are not expected to have a material impact on the Company's consolidated financial statements.

In September, 2011, a new guidance was issued, which amends the guidance on testing goodwill for impairment. Under the revised guidance, entities testing goodwill for impairment have the option of performing a qualitative assessment before calculating the fair value of the reporting unit (i.e., step 1 of the goodwill impairment test). If entities determine, on the basis of qualitative factors, that the fair value of the reporting unit is more likely than not less than the carrying amount, the two-step impairment test would be required. The guidance does not change how goodwill is calculated or assigned to reporting units, nor does it revise the requirement to test goodwill annually for impairment. In addition, the guidance does not amend the requirement to test goodwill for impairment between annual tests if events or circumstances warrant; however, it does revise the examples of events and circumstances that an entity should consider. The amendments are effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

2.	Significant Accounting Policies: (Continued)

Early adoption is permitted. The Company is currently assessing the potential impact from the adoption of this guidance on the consolidated statements of income and consolidated balance sheets.

In May 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2011-04, "Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs", ("ASU 2011-04"). ASU 2011-04 amends Accounting Standards Codification ("ASC") 820, "Fair Value Measurements", ("ASC 820"), providing a consistent definition and measurement of fair value, as well as similar disclosure requirements between U.S. GAAP and International Financial Reporting Standards. ASU 2011-04 changes certain fair value measurement principles, clarifies the application of existing fair value measurement and expands the ASC 820 disclosure requirements, particularly for Level 3 fair value measurements. ASU 2011-04 will be effective for the Company's fiscal year beginning January 1, 2012. The adoption of ASU 2011-04 is not expected to have a material effect on the Company's consolidated financial statements, but may require certain additional disclosures.

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

The following table presents the fair value of the assets and liabilities as of the acquisition date. Measurement   period adjustments recorded in 2010 include a reduction in the value of vessels acquired of $298 to comply with the fair valuation, and an increase in liabilities acquired of $200 for lawsuits outstanding at the date of acquisition.

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

The amounts of revenue and earnings of the Verbeke Business since the acquisition date included in the consolidated income statements are as follows:

	Year Ended December 31,
	2010	2011
Total revenues	1,150,890	2,058,009
Net income	4,043	10,021

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

This asset is being amortized on a straight-line basis over the remaining contractual life of the agreement (from July 1, 2010 to January 1, 2028). Amortization expense of $301 and $601 was recognized for the period from the date of acquisition until December 31, 2010 and for the year ended December 31, 2011.

4.	Trade Accounts Receivables Factoring Agreement

In connection with the factoring agreement, signed on October 17, 2011 and valid for one year, the Company transfers ownership of eligible trade accounts receivable to a third party purchaser without recourse in exchange of cash. Proceeds from the transfer reflect the face value of the account less a discount. The receivables sold pursuant to this factoring agreement are included in the trade receivables on the consolidated balance sheets and are reflected as cash provided by operating activities on the consolidated statements of cash flows.

The third party purchaser has no recourse to our assets for failure of debtors to pay when due. We sold $148,640 of trade accounts receivable during the fiscal year 2011, which is net of servicing fees of $342.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

5.	Transactions with Related Parties:

The transactions with related parties presented in the accompanying consolidated financial statements as of and for the year ended December 31, 2011 are analyzed as follows:

	Due from related companies	Trade Payable to related companies	Other Payables to related companies	Sales of Marine Petroleum Products- related companies*	Cost of Marine Petroleum Products- related companies	Voyage Revenues*	Other Revenues*
Aegean Oil	849	28,547	221		404,988	588
Aegean Shipping Management	6,417		1,637	8,574
General Maritime	3,593			38,681
Fairy Marine	1,253
Aegean V	2,791					7,019
Other	1,225		273			101	154
Total	16,128	28,547	2,131	47,255	404,988	7,708	154
*Included in the Revenues from related parties in the accompanying consolidated statements of income.

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

5.	Transactions with Related Parties: (Continued)

During the years ended December 2009, 2010 and 2011, the Company purchased from the Greek Subcontractor marine petroleum products of $267,767, $303,620 and $404,988, respectively, all of which are included under related companies' cost of marine petroleum products sold in the accompanying consolidated statements of income. During the year ended December 31, 2009, 2010 and 2011 the Company also sold to the Greek Subcontractor marine petroleum products of $0, $3,688 and $0, respectively which is included under the related companies' sales of marine petroleum products in the accompanying consolidated statements of income.

As of December 31, 2010 and 2011, the amounts due to the Greek Subcontractor were $18,472 and $28,547 respectively, and are included under trade payables to related companies in the accompanying consolidated balance sheets.

The Company had entered into an agreement with the Greek Subcontractor and was paying $25 per month per vessel used, in 2009, as a barging fee, to the Greek Subcontractor for bunkering services on the Company's behalf at Piraeus and other Greek ports. As of June 1, 2010, the above agreement was terminated. During the year ended December 31, 2010, the Company had paid $1,000 under the bunkering agreement.

Also the Subcontractor had entered into bareboat charter agreement with the owners of Aegean III, Aegean VIII, Aegean XII, Aegean Rose, Aegean Daisy, Aegean Breeze I, Aegean Tiffany, Aegean Ace and Aegean Orion at $0.5 per day per vessel. For the year ended December 31, 2009 and 2010, the bareboat charter revenue was $1,319 and $627, respectively and is presented under other revenues in the accompanying consolidated statement of income. In connection with the above bareboat charter agreements with the owners of the vessels, the Company provided management services to the Subcontractor for the ISM code at $10 per month, per vessel. For the years ended December 31, 2009 and 2010, the revenue from the services was $784 and $336, respectively and is also presented under other revenues in the accompanying consolidated statement of income. As of June 1, 2010, the above agreements were terminated.

As at December 31, 2010 and 2011, the amounts due from the related party were $797 and $849 respectively, and are included under due from related companies in the accompanying consolidated balance sheets.

Additionally, as of April 5, 2010, the Greek Subcontractor and the Company's subsidiary Aegean Gas, owner of the vessel Mediterranean signed an agreement so that the Greek Subcontractor could use the vessel as a storage facility upon a rate of €35,000 per month. For the years ended December 31, 2010 and 2011, the Company's revenue under this contract was $447 and $588, respectively and is presented under the revenues from related parties in the accompanying consolidated statement of income.

As at December 31, 2011, the Company is also liable to the Greek Subcontractor for the amount of $221 deriving from the purchase of bunkers for own consumption and are included in the other payables to related parties in the accompanying consolidated balance sheets.

(b)   Aegean Shipping Management S.A. and certain vessel-owning companies (hereinafter collectively referred to as "Aegean Shipping"): Aegean Shipping is owned by relatives of Mr. Dimitris Melisanidis and is the owner and operator of an international shipping fleet of tankers that are chartered out in the international spot markets. Aegean Shipping is managed by a full-time executive team and has no common management with the Company. The Company's material transactions with Aegean Shipping are described as follows:

(i)    Aegean Shipping is a customer of the Company. It purchases marine fuel and lubricants, which it consumes during the voyages of its vessels. The Company's sales of marine fuel and lubricants to Aegean Shipping for the years ended December 31, 2009, 2010 and 2011, amounted to $5,779, $7,619 and $8,574, respectively, and are included under related companies' revenues in the accompanying consolidated statements of income.

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

As of December 31, 2010 and 2011, the amounts due from Aegean Shipping were $7,225 and $6,417 respectively, and are included in the accompanying consolidated balance sheets.

(c)   General Maritime Corporation ("General Maritime"):

Aegean's Chairman of the Board, Mr. Peter C. Georgiopoulos, also serves as Chairman, President and Chief Executive Officer of General Maritime which is a publicly-traded tanker company with shares listed on the New York Stock Exchange. During the years ended December 31, 2009, 2010 and 2011, the Company's sales to General Maritime amounted to $7,326, $30,030 and $38,681, respectively, which are included under related companies' sales of marine petroleum products in the accompanying consolidated statements of income. As at December 31, 2010 and 2011, the amounts due from General Maritime were $9,813 and $3,593, respectively, which are included in the accompanying consolidated balance sheets.

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

As at December 31, 2010 and 2011 the Company is liable to the Fairy Marine for the amount of $1,253 respectively, which is included in other payables to related parties in the accompanying consolidated balance sheets.

(e)   Aegean V ("Aegean V'')

In 2011, two vessel-owning subsidiaries of the Company entered into separate contracts with Aegean V, which is owned and controlled by relatives of Mr. Dimitris Melisanidis. According to these agreements the vessels Amorgos and Karpathos provide freight services to the related party and recognize revenue that is dependant on the distance and the volumes of the transportation. For the year ended December 31, 2011, the Company's revenue under these contracts was $7,019 and is presented under the revenues from related parties in the accompanying consolidated statement of income.

As at December 31, 2011, the amount due from Aegean V was $2,791 and is included in the accompanying consolidated balance sheets.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

5.	Transactions with Related Parties: (Continued)

(f)	Other companies:

The amounts due from other companies affiliated with Aegean's Chairman of the Board, Mr. Peter C. Georgiopoulos, were $316 and $281 as of December 31, 2010 and 2011, respectively, and are included under due from related companies in the accompanying consolidated balance sheets.

The amounts due from other companies owned Mr. Dimitris Melisanidis or his relatives were $585 and $944 as of December 31, 2010 and 2011, respectively, and are included under due from related companies in the accompanying consolidated balance sheets.

The amounts due to other companies owned Mr. Dimitris Melisanidis or his relatives were $572 and $273 as of December 31, 2010 and 2011, respectively, and are included under other payables to related companies in the accompanying consolidated balance sheets.

Voyage and other revenues from other companies owned Mr. Dimitris Melisanidis or his relatives were $0, $0 and $255 as of December 31, 2009, 2010 and 2011, respectively, and are included under related companies' revenues in the accompanying consolidated statements of income.

6.	Inventories:

The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

	December 31,
	2010	2011
Held for sale:
Marine Fuel Oil	124,316	146,770
Marine Gas Oil	27,726	53,635
	152,042	200,405
Held for consumption:
Marine fuel	1,739	2,355
Lubricants	995	1,063
Stores	24	31
Victuals	218	203
	2,976	3,652
Total	155,018	204,057

7.	Prepayments and Other Current Assets:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	December 31,
	2010	2011
Insurance prepaid	386	745
VAT receivable	17,313	14,038
Receivables from storage facilities	-	2,459
Receivables from voyages	1,092	1,794
Other prepayments	7,359	12,537
Total	26,150	31,573

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

8.	Advances for Vessels under Construction and Acquisitions:

On May 25, 2007, as amended, the Company signed five separate shipbuilding contracts with Fujian for five 4,600 dwt, double skin, double bottom, product oil tankers (Hull Numbers DN-3800-11 to 15). The construction price of each contract is $9,590 which is payable 8% in advance, 22% upon steel-cutting, 19% upon keel-laying, 12% upon launching and 39% upon delivery and acceptance. The Hull Numbers DN-3800-11 to DN-3800-15 have been delivered as of December 31, 2011.

On February 28, 2008, and in connection with the call option agreement with the Qingdao Hyundai Shipbuilding Co. Ltd. ("Qingdao Hyundai"), the Company signed four separate shipbuilding contracts with Qingdao Hyundai for four 5,500 dwt, double skin, double bottom product oil tankers (hull numbers QHS-225 to 228). The construction price of each contract is $10,600 which is payable 30% in advance, 20% upon steel-cutting, 20% upon keel-laying, 20% upon launching and 10% upon delivery and acceptance. The Hull Numbers QHS-225 to QHS-227 have been delivered as of December 31, 2011.

On February 9, 2009, and in connection with the agreement with the Fujian Southeast Shipyard ("Fujian"), which was signed on May 25, 2007, as amended, the Company signed five separate contracts with an engineering firm for the design, building supervision, representation, procurement of machineries and supplies, and turn-key delivery of the five 4,600 dwt product oil tankers (hull numbers DN-3800-11 to 15). The price of each such contract is $1,150, of which 15% is payable upon keel-laying, 40% is payable upon launching and 45% is payable upon delivery and acceptance. The Hull Numbers DN-3800-11 to DN-3800-15 have been delivered as of December 31, 2011.

On February 9, 2009, and in connection with the call option agreement with the Qingdao Hyundai Shipbuilding Co. Ltd. ("Qingdao Hyundai"), which was signed on February 28, 2008, the Company signed four separate contracts with an engineering firm for the design, building supervision, representation, procurement of machineries and supplies, and turn-key delivery of the four 5,500 dwt, product oil tankers (hull numbers QHS-225 to 228). The price of each such contract is $1,600, of which 15% is payable upon keel-laying, 40% is payable upon launching and 45% is payable upon delivery and acceptance. The Hull Numbers QHS-225 to QHS-227 have been delivered as of December 31, 2011.

On June 25, 2009, the Company's acquired subsidiary Seatra BVBA (part of the Verbeke business) had signed, along with the other 50% third-party co-owner, an agreement with the Erlenbacher Schiffswerft shipyard, for the construction of a 2,500 dwt motor tanker (hull number NB 1166). The construction price of the contract is €3,090,000, or $4,001 as at December 31, 2011, and is payable with the progress of the construction. As of December 31, 2011, the amount of the contract has been fully paid and the vessel has been delivered.

The amounts shown in the accompanying consolidated balance sheets include milestone payments relating to the shipbuilding and engineering contracts and any material related expenses incurred during the construction periods capitalized in accordance with the accounting policy discussed in Note 2.

As of December 31, 2011, the account, advances for vessels under construction and acquisitions, is analyzed as follows:

			December 31, 2011
Vessel Name	Year of Expected Delivery	Contract Amount	Contract Payments	Capitalized Costs	Total
Hyundai Shipyard-China
749-QHS-228-Symi	2012	12,200	10,670	883	11,553
	Total	12,200	10,670	883	11,553

Interest on the advances paid by the Company in respect of these contracts is computed at the weighted average borrowing cost of the Company, for the duration of the construction period, and capitalized on advances for vessels under construction on the accompanying balance sheets.  Total interest capitalized for the years ended December 31, 2009, 2010 and 2011 was $1,774, $901 and $274 respectively.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

8.	Advances for Vessels under Construction and Acquisitions: (Continued)

During the years ended December 31, 2010 and 2011, the movement of the account, advances for vessels under construction and acquisitions, was as follows:

	Year Ended December 31,
	2010	2011
Balance at beginning of period	136,494	77,858
Advances for vessels under construction and related costs	61,967	20,078
Advances for second hand vessel acquisitions	26,576	453
Vessels delivered	(147,179)	(86,836)
Balance at end of period	77,858	11,553

As of December 31, 2011, the remaining obligations under the construction and supervision contracts which are payable within 2012 are $1,530.

9.	Advances for Other Fixed Assets under Construction:

Fujairah in-land storage facility: In July 2010, the Company assumed a 25-year terminal lease agreement from a related party, which will be automatically renewed for an additional 25 years, with the Municipality of Fujairah, and to build an in-land storage facility in the United Arab Emirates with total estimated costs of $105,000. The Company is expected to complete the construction of the new facility until the end of year 2013 and the payment of the contractual amounts will be made with the progress of the construction.  As of December 31, 2011, the Company has paid advances for construction of the in-land storage facility amounting to $40,746. The contractual obligations arising from signed contracts relating to this project after December 31, 2011 are $34,709 for 2012 and $26,485 for 2013.

10.	Vessels:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Vessel Cost	Accumulated Depreciation	Net Book Value
Balance, December 31, 2009	321,915	(41,993)	279,922
- Vessels acquired and delivered	169,359	-	169,359
- Vessels sold	(11,785)	8,368	(3,417)
- Depreciation for the year	-	(20,543)	(20,543)
Balance, December 31, 2010	479,489	(54,168)	425,321
- Vessels acquired and delivered	86,836	-	86,836
- Vessels sold	(20,641)	4,087	(16,554)
- Depreciation for the year	-	(21,163)	(21,163)
Balance, December 31, 2011	545,684	(71,244)	474,440

On January 11, 2011, the newly-constructed bunkering tanker, Kassos (ex-QHS-225), with a total cost of $13,498, became operational in the Company's service center in Gibraltar.

On March 2, 2011, the newly-constructed bunkering tanker, Ios (ex-3800-13), with a total cost of $12,158, became operational in the Company's service center in Fujairah.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

10.	Vessels: (Continued)

On March 5, 2011, the Company sold the vessel Aegean VII to an unaffiliated third-party purchaser for an aggregate price of $400. The loss on sale of $20 was calculated as the sale price less the carrying value of the vessel of $206, related sales expenses of $10 and the carrying value of unamortized dry-docking costs of $204. This loss is included under the loss on sale of vessels in the consolidated statements of income.

On April 27, 2011, the newly-constructed bunkering tanker, Tilos (ex-QHS-226), with a total cost of $13,174, became operational in the Company's service center in Singapore.

On May 10, 2011, the newly-constructed bunkering tanker, Anafi (ex-3800-14), with a total cost of $11,798, became operational in the Company's service center in Singapore.

On May 26, 2011, the newly-constructed bunkering tanker, Montana, with a total cost of $10,320, became operational in the Company's service center in Belgium.

On May 28, 2011, the Company sold the vessel Star Blender to an unaffiliated third-party purchaser for an aggregate price of $40. The loss on sale of $31 was calculated as the sale price less the carrying value of the vessel of $71. This loss is included under the loss on sale of vessels in the consolidated statements of income.

On September 2, 2011, the Company sold the vessel Ouranos to an unaffiliated third-party purchaser for an aggregate price of $8,379. The loss on sale of $8,631 was calculated as the sale price less the carrying value of the vessel of $ 16,277, related sales expenses of $ 335 and the carrying value of unamortized dry-docking costs of $ 398. This loss is included under the loss on sale of vessels in the consolidated statements of income.

On October 1, 2011, the newly-constructed bunkering tanker, Halki (ex-QHS-227), with a total cost of $13,435, became operational in the Company's service center in Gibraltar.

On November 9, 2011, the newly-constructed bunkering tanker, Sikinos (ex-3800-15), with a total cost of $12,000, became operational in the Company's service center in Las Palmas.

On December 23, 2011, we acquired the 10% of the bunkering tanker Florida, for a consideration of $453, which became operational in the A.R.A region.

During the year ended December 31, 2010, the Company took deliveries of the following vessels:

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

10.	Vessels: (Continued)

During the year ended December 31, 2011, the Company took deliveries of the following vessels:

Vessel Name	Date of operation	Year Built	Size (dwt)	Total cost capitalized
Kassos	01/11/2011	2010	6,256	13,498
Ios	03/02/2011	2010	4,620	12,158
Tilos	04/27/2011	2011	6,263	13,174
Anafi	05/10/2011	2011	4,584	11,798
Montana	05/26/2011	2011	4,319	10,320
Halki	10/01/2011	2011	6,256	13,435
Sikinos	11/09/2011	2011	4,595	12,000
Florida	11/15/2011	2011	1,533	453
				86,836

Cost of vessels at December 31, 2010 and 2011, includes $57,268 and $58,334, respectively, of amounts not included in the contract price of the vessels but which were material expenses incurred upon acquisition and are capitalized in accordance with the accounting policy discussed in Note 2.

As of December 31, 2011, all of the Company's operational vessels, except for the Vera, Hope, Aegean Star, Mediterranean, PT25, PT36, PT22 and the vessels Colorado, Vigo, Elbe, Ellen, Steindamm and Tapuit were mortgaged under the Company's various debt agreements.

11.	Other Fixed Assets:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Land	Buildings	Other	Total
Cost, December 31, 2009	-	1,008	1,590	2,598
- Additions	9,036	2,451	1,310	12,797
- Disposals	-	-	(508)	(508)
Cost, December 31, 2010	9,036	3,459	2,392	14,887
- Additions	-	-	247	247
Cost, December 31, 2011	9,036	3,459	2,639	15,134

Accumulated depreciation, December 31, 2009	-	159	792	951
- Depreciation expense	-	121	428	549
- Disposals	-	-	(124)	(124)
Accumulated depreciation, December 31, 2010	-	280	1,096	1,376
- Depreciation expense	-	132	460	592
Accumulated depreciation, December 31, 2011	-	412	1,556	1,968

Net book value, December 31, 2009	-	849	798	1,647
Net book value, December 31, 2010	9,036	3,179	1,296	13,511
Net book value, December 31, 2011	9,036	3,047	1,083	13,166

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

11.	Other Fixed Assets: (Continued)

On January 14, 2010, the Company's subsidiary, Aegean Caribbean Holdings, entered into an agreement to purchase a related company, Caribbean Renewable Energy Sources (CRES), which was owned and controlled by members of the family of Mr. Dimitris Melisanidis. CRES owns a property in Jamaica that is intended to be used as a land-based storage facility.  The Company accounted for the transaction as an asset acquisition. The purchase price for the property was $9,800. Disinterested members of the Company's board of directors determined that the purchase price was no greater than what would have been paid by a third party on a fair value basis at the time it entered into the agreement.

12.	Deferred Charges:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Drydocking	Financing Costs	Total
Balance, December 31, 2009	13,897	1,479	15,376
- Additions	9,987	411	10,398
- Disposals	(1,043)	-	(1,043)
- Amortization for the year	(5,805)	(861)	(6,666)
Balance, December 31, 2010	17,036	1,029	18,065
- Additions	8,935	1,319	10,254
- Disposals	(602)	-	(602)
- Amortization for the year	(7,112)	(1,003)	(8,115)
Balance, December 31, 2011	18,257	1,345	19,602

The amortization for drydocking costs is included in cost of revenue and in selling and distribution cost in the accompanying consolidated statements of income, according to their function. The amortization of financing costs is included in interest and finance costs in the accompanying consolidated statements of income.

13.	Goodwill and intangible assets:

Goodwill: Goodwill identified represents the purchase price in excess of the fair value of the identifiable net assets of the acquired business at the date of acquisition. The Company tests for impairment at least annually (as of December 31), or more frequently if impairment indicators arise, using a two step process. The first step identifies potential impairment by comparing the estimated fair value of a reporting unit with its book value including goodwill. If the fair value exceeds the carrying amount, goodwill is not impaired and the second step is not necessary. If the carrying value exceeds the fair value, the second step calculates the possible impairment loss by comparing the implied fair value of goodwill with the carrying amount. If the implied fair value of goodwill is less than the carrying amount, a write-down is recorded.

The goodwill presented in the accompanying consolidated balance sheets is analyzed as follows:

	Year Ended December 31,
	2010	2011
Balance at beginning of period	17,431	37,946
Additions	20,515	-
Balance at end of period	37,946	37,946

The decline in our stock price such that the market capitalization was lower than the consolidated net book value indicated the need for an interim impairment assessment during the year ended December 31, 2011. The

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

13.	Goodwill and intangible assets: (Continued)

Company calculated the fair value using the discounted cash flow method, and determined that the fair value of the reporting unit exceeded the book value of goodwill. The discounted cash flows calculation is subject to management judgment related to revenue growth, capacity utilization, the weighted average cost of capital (WACC), of approximately 7%, and the future price of marine fuel products. No impairment loss was recorded at December 31, 2011.

Intangible assets: The Company has identified finite-lived intangible assets associated with concession agreements acquired with the purchase of the Portland subsidiary, Las Palmas and Panama sites with remaining weighted-average amortization period of 18.1 years and a non-compete covenant acquired with the Verbeke business with remaining amortization period of 4.8 years. The total remaining weighted-average amortization period of finite-lived intangible assets is 16.4 years as of December 31, 2011. The values recorded have been recognized at the date of the acquisition and are amortized on a straight line basis over their useful life.

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Concession Agreements
		Concession Agreements	Non-compete covenant	Total
Cost	December 31, 2010	18,297	3,365	21,662
	December 31, 2011	19,797	3,365	23,162
Accumulated Amortization	December 31, 2010	(1,290)	(388)	(1,678)
	December 31, 2011	(2,234)	(905)	(3,139)
NBV	December 31, 2010	17,007	2,977	19,984
	December 31, 2011	17,563	2,460	20,023
Amortization Schedule	2012	988	517	1,505
	2013	988	517	1,505
	2014	988	517	1,505
	2015	988	517	1,505
	2016	988	392	1,380
	Thereafter	12,623	-	12,623

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

14.	Short-term Borrowings:

The amounts comprising short-term debt in the accompanying consolidated balance sheet are analyzed as follows:

Short-term borrowings:	December 31, 2010	December 31, 2011
Loan Facility:
a) Revolving overdraft credit facility dated 3/30/2011	1,600	9,915
b) Senior secured revolving credit facility dated 11/12/2010	-	-
c) Trade credit facility dated 5/23/2011	60,060	102,915
d) Revolving credit facility dated 4/20/2011	52,229	58,000
e) Revolving credit facility dated 9/1/2011	40,000	51,500
f) Revolving credit facility dated 6/21/2011	2,995	123,109
g) Receivables credit and assignment agreement dated 9/21/2010	50,000	-
(h) Revolving credit facility amendment dated 11/15/2011	-	3,795
Total short-term borrowings	206,884	349,234

The above dates show the later of the date of the facility, the date of the most recent renewal or the date the loan was assumed by the Company.

a)    On March 11, 2008, the Company entered into a one year, annually-renewable revolving overdraft credit facility with a Greek bank for an amount of $20,000. The facility is collateralized by a first priority mortgage over the vessels, Vera, Sara and Hope and bears interest at LIBOR plus 2.50%.  Furthermore, the credit facility contains financial covenants requiring the Company to ensure that (i) adjusted consolidated book net worth, as defined, not be less than $175,000, (ii) consolidated leverage ratio, as defined, not to exceed 0.65-to-one, and (iii) consolidated liquid funds, as defined, not be less than $25,000.

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

On March 30, 2011, the Company renewed the revolving overdraft credit facility. The facility expires on March 1, 2012 and has a credit limit of up to $10,000. The amended facility bears interest at LIBOR plus 5.50%, is collateralized by, among other things, a first priority mortgage over each of the vessels Aegean Ace, Aegean Champion and Sara. The amended facility requires us to maintain a minimum security value of 125%.

On April 5, 2012, we agreed with our lenders to permanently amend the maximum consolidated leverage ratio required to be maintained under the facility to 0.75-to-one.

As of December 31, 2010 and 2011, the Company had an outstanding balance of $1,600 and $9,915 respectively.

b)    On September 17, 2009, the Company entered into an annually renewable senior secured revolving credit facility with a Greek bank for an amount of $50,000. The facility is collateralized by, among other things, the Company's receivables and corporate guarantee, and bears interest at LIBOR plus 2.50%. The credit facility contains certain covenants and undertakings that require, among other things, that the Company maintain its listing on the New York Stock Exchange, the net equity base will not be less than $175,000, the interest coverage ratio will not be less than 1.3-to-one; the total liabilities to total assets will not exceed 65% and the Company maintain additional free liquidity of $25,000 at the end of each calendar month and an average minimum daily free liquidity of $10,000.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

14.	Short-term Borrowings: (Continued)

On November 12, 2010, this facility was committed by the bank until September 30, 2011 with the terms accepted by the Company on February 9, 2011. On this date, the Company amended the renewed facility to bear interest at LIBOR plus 3.50%, require the monthly average consolidated liquid funds to exceed $30,000 and require the consolidated leverage ratio under the corporate guarantee not to be higher than 0.75%.

As of December 31, 2010 and 2011, the Company had an outstanding balance of $0.

c)    On November 19, 2009, the Company entered into an uncommitted trade credit facility with an international commercial lender. The trade credit facility for up to $100,000, with a sub-limit in an amount of $20,000 for a short-term transit and storage financing. The trade credit facility had a one-year term and was renewed on its anniversary on the same terms and conditions until the execution of a new facility that is currently under negotiation. The availability of any letters of credit, overdrafts or cash advances under the trade credit facility is subject to the lender's discretion. The facility bears interest at a rate of the lender's cost of funds plus 2.0% for overdrafts. The facility is guaranteed by the Company and is collateralized by, among other things, the Company's assigned receivables and fuel oil and gas oil stored or to be stored in a storage facility acceptable to the lender and pledged in its favor. Under the trade credit facility the maximum credit terms given to any individual counterparty may be 45 days from the delivery of the products; the inventories may only be financed up to 30 days from the date such inventories are delivered to the storage facility; and the product to be stored and in transit may be financed up to 10 calendar days from the date of the bill of lading.

The trade credit facility contains covenants requiring, among other things, that AMP's minimum total net equity is at least $80,000 and has minimum cash collateral of $5,000 at all times; the Company maintains its listing on the New York Stock Exchange; has total net equity not less than $180,000; and has a minimum current ratio of 1.15 with a minimum working capital of $50,000.

On May 23, 2011, the Company renewed the trade credit facility with the international bank named as "Uncommitted Secured and Storage Borrowing Base Facility" for an amount up to $220,000. The facility was renewed until January 31, 2012 and bears interest at LIBOR plus 2.50%. The facility contains financial covenants requiring, among other things, that AMP's minimum total net equity is at least $80,000 and has minimum cash collateral of $5,000 at all times; the Company maintains its listing on the New York Stock Exchange; has total net equity not less than $250,000; and has a minimum current ratio of 1.15 with a minimum working capital of $50,000.

As of December 31, 2010 and 2011, the Company had an outstanding balance of $60,060 and $102,915 respectively.

d)    On April 1, 2010, in connection with the Company's acquisition of the Verbeke Business, the Company has assumed an overdraft facility with a Belgian bank in amount of up to $45,000. In October, 2010, the Company, through its subsidiary Verbeke Bunkering, renewed its overdraft facility with the Belgian bank to $55,000 and on April 20, 2011 to $70,000. All the terms of the agreement remain the same. The facility is collateralized by the Company and drawdowns on the facilities are limited to a maximum of 90% of the accounts receivable accepted by the banks and credit-insured. The $70,000 facility bears interest at EURIBOR plus 2.00% for drawdowns in Euros and a rate of 9.00% for other credit advances.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

14.	Short-term Borrowings: (Continued)

As of December 31, 2010 and 2011, the Company had an outstanding balance of $52,229 and $58,000 (of which € 13,000,000 and €0 respectively) respectively.

e)    On April 27, 2010, the Company, through its subsidiary Verbeke Bunkering, entered into an overdraft facility with a Belgian bank for an amount of up to $45,000 and €500,000. The facility bears interest at 8.30%. In October, 2010, the Company, through its subsidiary Verbeke Bunkering, renewed the overdraft facility with the Belgian bank to $70,000 and on September 1, 2011 to $80,000. All the terms of the agreement remain the same. The facilities are collateralized by the Company and drawdowns on the facilities are limited to a maximum of 90% of the accounts receivable accepted by the banks and credit-insured, equally shared between the Belgian banks. The facility bears interest at EURIBOR plus 2.00% for drawdowns in Euro and at LIBOR plus 2.50% for other credit advances.

As of December 31, 2010 and 2011, the Company had an outstanding balance of $40,000 and $51,500  respectively.

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

The availability of any letters of credit, overdrafts or cash advances under the credit facility is subject to the lender's discretion. The facility bears interest at a rate of the lender's cost of funds plus 2.0% for overdrafts. The facility is guaranteed by the Company and is collateralized by, among other things, the assignment of and pledge of receivables and fuel oil and gas oil stored or to be stored in a storage facility acceptable to the lender.

On June 21, 2011, the Company renewed for one year its revolving credit facility with the international bank for an amount up to $200,000. The renewed facility bears interest at LIBOR plus 2.4% and the financial covenants are that the Company shall ensure at all times that working capital is not less than $75,000, the liable capital of the Company, which is defined as its capital, revenue reserves, minority interests and subordinated debt less its intangible assets and any loans of to related companies, is not less than $375,000 and that its current ratio is not less than 1.15.

As of December 31, 2010 and 2011, the Company had an outstanding balance of $2,995 and $123,109 respectively.

g)    On September 21, 2010, the Company entered into a receivables credit and assignment agreement with an international bank for an amount up to $50,000 and a one-year term. The facility bears interest at LIBOR plus 2.00%. The facility contains covenants requiring, among other things, that the minimum current ratio is 1.15. The facility was not renewed upon maturity due to a new agreement signed with the same bank named as "Trade receivables purchase agreement", described on Note 4.

As of December 31, 2010 and 2011, the Company had an outstanding balance of $50,000 and $0 respectively under the above facility.

h)    On November 15, 2011, the Company proceeded to the amendment of the main loan agreement described on (f) by acquiring an additional sub limit of up to $20,000 available to the subsidiary that is constructing the new Terminal in Fujairah. The funds are provided solely to facilitate the further advancement of the construction of the Terminal and disbursements are made against invoices provided by the various contractors involved in the construction of the Terminal. The facility matures on May 15, 2012 and bears interest at a rate of the lender's cost of funds plus 5.0%.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

14.	Short-term Borrowings: (Continued)

As of December 31, 2010 and 2011, the Company had an outstanding balance of $0 and $3,795 respectively under the above credit line.

Total interest incurred on short-term borrowings for the years ended December 31, 2009, 2010 and 2011 amounted to $930, $3,639 and $10,921, (Note 21) respectively, and is included in interest and finance costs, in the accompanying consolidated statements of income. During the years ended December 31, 2010 and 2011, the weighted average interest rate (including the margin) was 2.72% and 3.29%, respectively.

As of December 31, 2011, the Company had $194,581 available undrawn amount under its short-term loan agreements to finance working capital requirements and it recognized commitment fees of $438 for its undrawn amounts, included in the interest and finance cost, see Note 21.

15.	Long-term Debt:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

		December 31,
	Borrower(s)	2010	2011
(a)	Serifos, Kithnos, Santorini, Paros, Naxos	29,740	27,340
(b)	Milos, Amorgos, Kimolos, Syros, Mykonos	25,420	22,620
(c)	Eton, Benmore and Ingram	23,961	22,473
(d)	Tasman and Santon	16,047	14,824
(e)	Kerkyra, Ithaki, Kefalonia, Paxoi, Zakynthos, Lefkas, Kythira	59,658	56,230
(f)	Andros, Dilos, Ios, Sifnos, Tinos	34,228	38,223
(g)	Kassos, Tilos, Halki, Symi	31,970	32,698
(h)	Aegean III, VIII, XII	10,500	8,500
(i)	Blatoma	2,844	2,455
(j)	Verbeke Bunkering	3,446	2,331
(k)	Seatra	-	6,988
(l)	Overdraft facility under senior secured	180,000	123,000
	Total	417,814	357,682
	Less: Current portion	(74,896)	(21,428)
	Long-term portion	342,918	336,254

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

15.	Long-term Debt: (Continued)

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

The loan bears interest at LIBOR plus 1.40% during each vessel's pre-delivery period and at LIBOR plus 1.30% or 1.55% from January , 2011, amended with a supplemental agreement, during each vessel's post-delivery period. During the years ended December 31, 2009, 2010 and 2011, the weighted average interest rate (including the margin) was 2.22%, 1.64% and 1.86%, respectively, while at December 31, 2010 and 2011, the interest rate (including the margin) was 1.59% and 2.04%, respectively. As of December 31, 2010 and 2011, the outstanding balance of the loan was $29,740 and $27,340, respectively.

The loan agreement contains financial covenants requiring the Company to ensure that book net worth shall not be less than $375,000; that the ratio of total liabilities to total assets shall not exceed 0.75-to-one; that the current ratio shall not be less than 1.15-to-one and that the liquidity ratio shall be higher than 0.50-to-one.

(b)   On February 10, 2006, Milos, Amorgos, Kimolos, Syros and Mykonos, as co-borrowers, jointly and severally entered into a collateralized term loan with an international bank for an amount of $33,400 to partially finance the construction costs of vessels Milos, Amorgos, Kimolos, Syros, Mykonos, respectively (five tranches of $6,680 each). Each tranche is available in four advances, as defined in the loan agreement. Each tranche was repayable in 48 consecutive quarterly installments, with the first 47 being in the amount of $140 each and the last installment being in the amount of $100. The first installment of each tranche was repayable three months after the date of drawdown of the respective delivery advance.

On December 19, 2006, this facility was refinanced by a term loan (with identical terms and conditions) with the same bank under the 2006 Senior Secured Credit Facility.

The loan bears interest at LIBOR plus 1.15% plus additional compliance costs. During the years ended December 31, 2009, 2010 and 2011, the weighted average interest rate (including the margin) was 1.61%, 1.44% and 1.37%, respectively, while at December 31, 2010 and 2011, the interest rate (including the margin) was 1.40% and 1.42%, respectively. As of December 31, 2010 and 2011, the outstanding balance of the loan was $25,420 and $22,620, respectively.

The loan agreement contains financial covenants requiring the Company to ensure that market value adjusted net worth shall not be less than $150,000; that minimum liquidity shall not be less than $25,000; that the ratio of total liabilities to total assets shall not exceed 0.65-to-one, which was amended to 0.70-to-one, applied as of December 31, 2011, and subject to definitive documentation.

(c)  On October 25, 2006, Eton, Benmore and Ingram, as co-borrowers, jointly and severally entered into a syndicated secured term loan with an international bank for an amount of $26,250 to partially finance the construction costs of vessels Patmos, Nisyros, Karpathos (three tranches of $8,750 each). Each tranche was available in five advances, as defined in the loan agreement. Each tranche is repayable in 40 consecutive quarterly installments in the amount of $125 each, plus a balloon payment of $3,750 payable together with the last installment. The first installment of each tranche is repayable three months after the date of drawdown of the respective delivery advance.

The loan bears interest at LIBOR plus 1.30% before delivery of each vessel and at LIBOR plus 1.05% or 1.30% from January 1, 2011, amended with a supplemental agreement, after such vessel's delivery. During the years ended December 31, 2009, 2010 and 2011, the weighted average interest rate (including the margin) was 1.99%%, 1.59% and 1.80%, respectively, while at December 31, 2010 and 2011, the interest rate (including the margin) was 1.77% and 1.84%, respectively. As of December 31, 2010 and 2011, the outstanding balance of the loan was $23,961 and $22,473, respectively.

The loan agreement contains financial covenants requiring the Company to ensure that book net worth shall not be less than $375,000; that the ratio of total liabilities to total assets shall not exceed 0.75-to-one; that the current ratio shall not be less than 1.15-to-one; that the liquidity ratio shall be higher than 0.50-to-one.

(d)   On October 27, 2006, Tasman and Santon, as co-borrowers, jointly and severally entered into a collateralized term loan with a Greek bank for an amount of $17,600 to partially finance the construction costs of vessels Kalymnos and Leros (two tranches of $8,800 each). Each tranche was available in five advances, as defined in the loan agreement. Each tranche is repayable in 40 consecutive quarterly installments in the amount of $154 each, plus a balloon payment of $2,640 payable together with the last installment. The first installment of each tranche is repayable three months after the date of delivery of the respective vessel.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

15.	Long-term Debt: (Continued)

The loan bears interest at LIBOR plus 1.15% on the principal amount repayable in quarterly installments (for each tranche: $6,160) and at LIBOR plus 1.25% on the principal amount repayable in a balloon payment (for each tranche: $2,640). During the years ended December 31, 2009, 2010 and 2011, the weighted average interest rate (including the margin) was 1.69%, 1.46% and 1.48%, respectively, while at December 31, 2010 and 2011, the interest rate (including the margin) was 1.46% and 1.71%, respectively. As of December 31, 2009 and 2010, the outstanding balance of the loan was $16,047 and $14,824, respectively

(e)   On October 30, 2006, Kerkyra, Ithaki, Kefalonia, Paxoi, Zakynthos, Lefkas and Kythira, as co-borrowers, jointly and severally entered into a syndicated secured term loan with an international bank for an amount of $64,750 to partially finance the construction costs of vessels Kerkyra, Ithaki, Kefalonia, Paxoi, Zakynthos, Lefkas and Kythira (seven tranches of $9,250 each). Each tranche is available in five advances, as defined in the loan agreement. Each tranche is repayable in 40 consecutive quarterly installments in the amount of $125 each, plus a balloon payment of $4,250 payable together with the last installment. The first installment of each tranche is repayable three months after the date of drawdown of the respective delivery advance.

The loan bears interest at LIBOR plus 1.15% before delivery of each vessel and at LIBOR plus 1.05% or 1.30% from January 1, 2011, amended with a supplemental agreement, after such vessel's delivery. During the years ended December 31, 2009, 2010 and 2011, the weighted average interest rate (including the margin) was 1.96%, 1.71% and 1.80%, respectively, while at December 31, 2010 and 2011, the interest rate (including the margin) was 1.76% and 1.81%, respectively. As of December 31, 2010 and 2011, the outstanding balance of the loan was $59,658 and $56,230, respectively.

The loan agreement contains financial covenants requiring the Company to ensure that book net worth shall not be less than $375,000; that the ratio of total liabilities to total assets shall not exceed 0.75-to-one; that the current ratio shall not be less than 1.15-to-one and that the liquidity ratio shall be higher than 0.50-to-one.

(f)    On July 5, 2007, Andros, Dilos, Ios, Sifnos and Tinos, as co-borrowers, jointly and severally entered into a syndicated collateralized term loan with an international bank for an amount of $37,560 to partially finance the construction costs of vessels Andros, Dilos, Ios, Anafi and Sikinos (five tranches of $7,512 each). Each tranche was available in advances, as defined in the loan agreement.

On September 12, 2008, the Company amended the collateralized term loan which had entered into on July 5, 2007, and increased the loan to an amount of $43,160, available in five tranches of $8,632 each. Each tranche is repayable in 40 consecutive quarterly installments of $216 each. The first installment of each tranche is repayable three months after the date of drawdown of the final advance.

The loan bears interest at LIBOR plus 1.00%. The loan is collateralized by a first priority mortgage over each of the vessels.

During the years ended December 31, 2009, 2010 and 2011, the weighted average interest rate (including the margin) was 1.86%, 1.43% and 1.68%, respectively, while at December 31, 2010 and 2011, the interest rate (including the margin) was 1.58% and 1.91%, respectively. As of December 31, 2010 and 2011, the outstanding balance of the loan was $34,228 and $38,223, respectively.

The loan agreement contains financial covenants requiring the Company to ensure that market value adjusted net worth shall not be less than $150,000; that minimum liquidity shall not be less than $25,000 held with the lender at the end of each month with average minimum daily free liquidity of $10,000; that the ratio of total liabilities to total assets shall not exceed 0.65-to-one, which was amended to 0.70-to-one, applied as of December 31, 2011, and subject to definitive documentation.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

15.	Long-term Debt: (Continued)

(g)   On April 24, 2008, Kassos, Tilos, Halki and Symi, as co-borrowers, jointly and severally entered into a syndicated collateralized term loan with an international bank for an amount of $38,800 to partially finance the construction costs of the vessels Kassos, Tilos, Halki and QHS-228 (four tranches of $9,700 each). Each tranche is available in two advances, as defined in the loan agreement. Each tranche is repayable in 40 equal consecutive quarterly installments plus a balloon payment of $4,300 payable with the last installment. The first installment of each tranche is repayable three months after the date of drawdown of the respective delivery advance. The loan bears interest at LIBOR plus 1.15% or 1.40% from January 1, 2011, amended with a supplemental agreement, and is collateralized by the first priority mortgage on the four vessels.

During the years ended December 31, 2009, 2010 and 2011, the weighted average interest rate (including the margin) was 2.39%, 1.83% and 1.86%, respectively, while at December 31, 2010 and 2011, the interest rate (including the margin) was 1.71% and 1.98%, respectively. As of December 31, 2010 and 2011, the outstanding balance of the loan was $31,970 and $32,698, respectively.

The loan agreement contains financial covenants requiring the Company to ensure that book net worth shall not be less than $375,000; that the ratio of total liabilities to total assets shall not exceed 0.75-to-one; that the current ratio shall not be less than 1.15-to-one and that the liquidity ratio shall be higher than 0.50-to-one.

(h)   On July 8, 2008, the Company entered into a collateralized term loan facility with a Greek bank for an amount of $15,000. The facility is collateralized by a first priority mortgage over the vessels, Aegean III, Aegean VIII and Aegean XII and bears interest at LIBOR plus 1.25%. The loan is repayable in 20 equal consecutive quarterly installments plus a balloon payment of $5,000 payable with the last installment.

During the years ended December 31, 2009, 2010 and 2011, the weighted average interest rate (including the margin) was 2.46%, 1.89% and 1.85%, respectively, while at December 31, 2010 and 2011, the interest rate (including the margin) was 1.84% and 1.93%, respectively. As of December 31, 2010 and 2011, the outstanding balance of the loan was $10,500 and $8,500, respectively.

The loan agreement contains financial covenants requiring the Company to ensure that Market value adjusted net worth shall not be less than $175,000; that minimum liquidity shall be not less than $25,000; that the ratio of total liabilities to total assets shall not exceed 0.65-to-one. On April 5, 2012, we agreed with our lenders to permanently amend the maximum consolidated leverage ratio required to be maintained under the loan agreement to 0.75-to-one.

(i)    On April 1, 2010, the Company increased its long term debt due to the Verbeke Business acquisition by a loan agreement of an amount of €3,740,000 with a Belgian bank dated on March 22, 2004 to finance the construction of its vessel Texas. The interest rate is 4.36% per annum and the loan was renewed on April, 01, 2009 and is renewable every five years. As of December 31, 2010 and 2011, the outstanding balance under this facility was $2,844 (€2,146,000) and $2,455 (€1,896,000), respectively.

(j)    On April 1, 2010, the Company increased its long term debt due to the Verbeke Bunkering acquisition by a loan agreement of an amount of €4,000,000 with a Belgian bank dated on February 25, 2009. The facility bears interest of EURIBOR plus 2.5%. During the year ended December 31, 2010 and after the acquisition date of the Verbeke Business and 2011 the weighted average interest rate (including the margin) was 3.51% and 4.23%, while at December 31, 2010 and 2011, the interest rate (including the margin) was 3.51% and 4.04%. As of December 31, 2010 and 2011, the outstanding balance under this facility was $3,446 (€2,600,000) and $2,331 (€1,800,000), respectively.

(k)   On April 1, 2010, the Company assumed a loan agreement with an international bank that was signed, on October 6, 2009, by its acquired entity Verbeke Bunkering N.V and a third party. The purpose of this roll over credit facility for an amount of €5,680,000 is to finance the new building Montana and bears interest at EURIBOR plus 1.26%. The credit facility is repayable in quarterly installments of approximately €95,000. As of December 31, 2010 and 2011, the outstanding balance under this facility was $0 and $6,988 (€5,396,000) respectively.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

15.	Long-term Debt: (Continued)

(l)    On March 16, 2009, the Company renewed retroactively from February 1, 2009, for a period of two years, until January 30, 2011, the senior secured syndicated revolving guarantee and letter of credit facility that was signed on September 30, 2008. The amount of the facility was up to $1,000,000, for working capital and general corporate purposes. The renewed facility had a committed amount of up to $250,000 consisting of a guarantee and/or letter of credit line in an amount of up to $147,500 and a cash advance limit in an amount of up to $208,000. The facility bears interest at LIBOR plus 2.50%, while documentary and standby letters of credit are subject to commissions of 0.75% and 1.50%, respectively.  The loan agreement contains financial covenants requiring the Company to ensure that book net worth shall not be less than $175,000; that minimum liquidity shall not be less than $25,000 held with the lender at the end of each month with average minimum daily free liquidity of $10,000; that the ratio of total liabilities to total assets shall not exceed 0.65-to-one and that the Company's interest coverage ratio is always higher than 1.3. As of December 31, 2010, the outstanding balance of the loan was $180,000, out of which $55,000 was reclassified to current portion since the renewal of the above agreement for an additional two-year period.

On March 3, 2011, the Company renewed retroactively from February 1, 2011, the senior secured syndicated revolving credit and letter of credit facility that was signed on March 16, 2009. The facility expires on January 30, 2013 and has a credit limit of up to $210,000 consisting of a committed amount of up to $125,000 and an uncommitted amount of up to $85,000. The facility bears interest at LIBOR plus 3.00%, while documentary and standby letters of credit are subject to commissions of 0.70% and 1.60%, respectively.  The loan agreement contains financial covenants requiring the Company to ensure that book net worth shall not be less than $375,000; that minimum liquidity shall not be less than $30,000 held with the lender at the end of each month with average minimum daily free liquidity of $15,000; that the ratio of total liabilities to total assets shall not exceed 0.70-to-one; that the Company's interest coverage ratio is always higher than 1.35, increased to 1.60 from first quarter of 2012, and that the current ratio shall not be less than 1.15. As of December 31, 2011, the outstanding balance of the loan was $123,000.

As of December 31, 2011, the outstanding vessel-financing loans are generally collateralized as follows:

•	First priority assignment of the shipbuilding contracts and first priority mortgages over the vessels (when completed);

•	Assignments of insurance and earnings of the mortgaged vessels (when completed);

•	An undertaking from the vessels' manager.

The vessel-financing loan agreements contain ship finance covenants including restrictions as to changes in management and ownership of the vessels, additional indebtedness and mortgaging of vessels without the bank's prior consent as well as minimum requirements regarding the ratio of the market value of the relevant vessel to the outstanding loan amount and the ratio of the insured amount of the relevant vessel to the outstanding loan amount. In addition, the borrowing companies and/or their managers must maintain working capital accounts with the lending banks, as defined in the loan agreements. Furthermore, the vessel-owning subsidiary companies are not permitted to pay any dividends without the lenders' prior consent. The vessel-owning subsidiary companies with outstanding loans had restricted net assets amounting to $(19,768) and $(45,564), as of December 31, 2010 and 2011, respectively.

As of December 31, 2011, the Company's vessel-under-construction as well as newly-completed vessels, having a total carrying value of $358,405, have been provided as collateral to secure the long-term debt discussed above.

Total interest incurred on long-term debt for the years ended December 31, 2009, 2010 and 2011 amounted to $8,366, $9,011 and $9,386, respectively, (Note 21) and is included in interest and finance costs in the accompanying consolidated statements of income. Accrued interest expense on long-term debt as of December 31, 2010 and 2011 amounted to $831 and $356, respectively, and is included in accrued and other current liabilities in the accompanying consolidated balance sheets.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

15.	Long-term Debt: (Continued)

The total amount available under the Company's long-term debt agreements was $2,000 as of December 31, 2011.

As of December 31, 2011, the Company was in compliance with all financial covenants on all its loans, except for non-compliance with the leverage ratio covenant contained in certain of the credit facilities and related corporate guarantees, which requires the Company to maintain a ratio of total liabilities to total assets of not more than 0.65-to-one and, as such, have agreed with our lenders under the facilities to permanently amend the maximum leverage ratio requirement under the facilities and related guarantees to not more than between 0.70-to-one and 0.75-to-one, subject to definitive documentation. The amendments were applied to December 31, 2011.

As of March 31, 2012, the Company was not in compliance with the current ratio covenant contained in seven of our credit facilities and related corporate guarantees, which requires us to maintain a minimum current ratio of 1.15-to-one and, as such, has agreed with the lenders to reduce the minimum current ratio required under the facilities and related guarantees to between 1.10-to-one and 1.05-to-one until 2013, or the waiver period.

The annual principal payments required to be made after December 31, 2011, are as follows:

Amount
2012	21,428
2013	148,928
2014	18,651
2015	18,352
2016	18,252
2017 and thereafter	132,071
357,682

16.	Derivatives and fair value measurements:

The Company uses derivative instruments in accordance with its overall risk management strategy.  The change in the fair value of these instruments measured at the mark-to-market prices are recognized immediately through earnings.  For additional information on our derivatives accounting policy, see Note 2.

The following describes the Company's derivative classifications:

Interest Rate Swap
The Company enters into interest rate swap contracts to economically hedge its exposure to variability in its floating rate long-term debt.  Under the terms of the interest rate swaps, the Company and the bank agreed to exchange at specified intervals the difference between paying fixed rate and floating rate interest amount calculated by reference to the agreed principal amount and maturity.  Interest rate swaps allow the Company to convert long-term borrowings issued at floating rates to equivalent fixed rates.

As of December 31, 2011, the Company was committed to the following 15 year interest rate swap arrangement with a call option for the bank to terminate it after 5 years duration, on March 31, 2016:

	Interest Rate Index	Principal Amount	Fair Value/Carrying Amount of Liability	Weighted- average remaining term	Fixed Interest Rate

U.S. Dollar-denominated Interest Rate Swap	Euribor	$6,988	$385	14.26	2.35%

The Company is exposed to credit loss in the event of non-performance by the counterparty to the interest rate swap agreement.  In order to minimize counterparty risk, the Company only enters into derivative transactions with counterparties that are rated A or better by AAA at the time of the transactions.

The following table presents information about our derivative instruments measured at fair value and their locations on the consolidated balance sheets:

		As of December 31,
	Balance Sheet Location	2010	2011

Fuel pricing contracts (short)	Derivative assets	-	1,219
	Total	-	1,219

The Company has the right of offset with the counterparty of the fuel pricing contracts, and settles outstanding balances on a monthly basis.  Therefore, these amounts are presented on a net basis in the consolidated balance sheet (on a gross basis: an asset of $1,485 and a liability of $266).

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

16.	Derivatives and fair value measurements: (Continued)

The following table presents the effect and financial statement location of our derivative instruments on our consolidated statement of income for the year ended December 31, 2011:

		For the year ended December 31,
	Statements of Income Location	2009	2010	2011

Fuel pricing contracts (short)	Cost of revenue - third parties	-	-	375
Interest rate contracts	Interest and finance cost	-	-	(424)
Total		-	-	(49)

The following table sets forth by level our liabilities that are measured at fair value on a recurring basis.  As required by the fair value guidance, liabilities are categorized in their entirety based on the lowest level of input that is significant to the fair value measurement.

		Fair value measurements at December 31, 2011
Assets/ (Liabilities)	Total	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Interest Rate Swap	(385)	-	(385)	-
Fuel pricing contracts (short)	1,219	-	1,219	-

Total	834	-	834	-

Interest rate swaps are valued using pricing models and the Company generally uses similar models to value similar instruments.  Where possible, the Company verifies the values produced by its pricing models to market prices.  The fair value of the interest rate swaps is determined using the discounted cash flow method based on market-based Euribor rates swap yield curves, taking into account current interest rates and the credit worthiness of both the financial institution counterparty and the company. Valuation models require a variety of inputs, including contractual terms, market prices, yield curves, credit spreads, measures of volatility, and correlations of such inputs.

Fuel pricing contracts are valued using quoted market prices of the underlying commodity. The Company evaluates the prices provided through the forward curves to calculate the mark-to-market valuation of the fuel pricing derivatives. During the year ended December 31, 2011, the Company entered into fuel pricing contracts for 1,015,338 metric tons.

The Company's derivatives trade in liquid markets, and as such, model inputs can generally be verified and do not require significant management judgment.  Such instruments are classified within Level 2 of the fair value hierarchy.

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

On April 1, 2005, the Company signed a ten-year Marine Fuel Supply Service Agreement with the Greek Subcontractor (refer to Note 5).

(b)
Lease Commitments: The Company leases certain property under operating leases, which require the Company to pay maintenance, insurance and other expenses in addition to annual rentals. The minimum annual payments under all noncancelable operating leases at December 31, 2011 are as follows:

2012	10,482
2013	13,029
2014	12,930
2015	12,964
2016	12,920
Thereafter	236,278
Total minimum annual payments under all noncancelable operating leases	298,603

Rent expense under operating leases was $1,237, $1,897 and $4,234 for the years ended December 31, 2009, 2010 and 2011, respectively.

(c)
Standby Letters Of Credit:  In the normal course of business, for certain suppliers, under certain long-term supply contracts, or under certain long-term construction contracts, the Company is required to post standby letters of credit in order to secure lines of credit. As of December 31, 2011, the total outstanding standby letters of credit amounted to $173,406. The Company has not defaulted on payment of any of its accounts payable so as to cause any of the issuers of the standby letters of credit to settle the Company's accounts payable on the Company's behalf. All the standby letters of credit expire during 2012. The Company expects to extend the validity date of these instruments throughout the duration of the Company's contractual or operating relationships with the respective suppliers.

(d)
Letters of Guarantee: Under the Singapore law, the Company is required to issue letters of guarantee for payroll taxes of crew members during their employment. The guarantee extends for the duration of the employment and the Company is required to pay only if the crew member does not meet individual tax obligations. The Company currently does not believe it will be required to make a payment under these guarantees and accordingly has not recorded any liability. The maximum amount the Company could be required to pay as of December 31, 2011 is $704 (or SIN$915), is maintained in fixed deposits and presented in the prepayments and other current assets in the accompanying consolidated balance sheets.

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

17.	Commitments and Contingencies: (Continued)

substances. The Company's coverage under the P&I insurance policies, except for pollution, are unlimited. Coverage for pollution is $1 billion per vessel per incident.

(f)
Legal Matters In November, 2005 an unrelated party filed a declaratory action against one of the Company's subsidiaries before the First Instance Court of Piraeus, Greece. The plaintiff asserted that he was instrumental in the negotiation of the Company's eight-year Fuel Purchase Agreement with a government refinery in Jamaica and sought a judicial affirmation of his alleged contractual right to receive a commission of $1.00 per metric ton over the term of the contract. In December 2008, the First Instance Court of Piraeus dismissed the plaintiff's action. While the plaintiff's action was pending in Greece, the plaintiff commenced a new action involving the same cause of action before the Commercial Court of Paris, France, which dismissed that action in June 2009.  Plaintiff's appeal of the dismissal was denied by the Paris Court of Appeal in February 2010. In January, 2012, the unrelated party issued new proceedings before the Paris Commercial Court. These proceedings, after further adjournments, are scheduled on May 7, 2012.  According to the Company this claim is unwarranted and lacking in merit and any outcome of this lawsuit will have a material effect on the Company.

In January 2010, a former director of the Company's Ghanaian subsidiary and a company controlled by him, commenced an action in Ghana against two of the Company's subsidiaries for alleged wrongful termination of such director's directorship and deprivation of an opportunity to hold 70% shares in an oil trading company and 30% shares in a shipping agency allegedly agreed to be formed by the parties. The plaintiffs are seeking a payment of approximately 17 months and damages for breach of trust, extreme mental anguish, pain and suffering, and loss of earnings.  Subsequently the Plaintiff filed a modified claim seeking to join the Company as a 3rd Defendant. In November 2011, the High Court of Justice of Commercial Division in Accra, Ghana, issued its Plaintiff's motion and dismissed same. The Company believes that the plaintiffs' claims are unwarranted and that the outcome of this litigation will have no material effect on the Company.

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

18.	Revenues and Cost of Revenues:

The amounts in the accompanying consolidated statements of income are analyzed as follows:

	For the Year Ended December 31,
	2009	2010	2011

Sales of marine petroleum products	2,449,445	4,954,599	6,925,582
Voyage revenues	9,044	7,261	22,775
Other revenues	12,471	9,775	17,108
Revenues	2,470,960	4,971,635	6,965,465

Cost of marine petroleum products	2,272,947	4,736,066	6,668,622
Cost of voyage revenues	7,560	6,597	19,251
Cost of other revenues	983	1,690	1,294
Cost of Revenues	2,281,490	4,744,353	6,689,167

Included in the cost of revenues is depreciation of $1,814, $1,770 and $3,169 for the years ended December 31, 2009, 2010 and 2011, respectively.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

19.	Selling and Distribution:

The amounts in the accompanying consolidated statements of income are analyzed as follows:

	Year Ended December 31,
	2009	2010	2011

Salaries	34,516	51,223	63,247
Depreciation	14,620	18,774	17,994
Vessel hire charges	-	8,430	13,493
Amortization of dry-docking costs	4,574	5,805	7,112
Vessel operating expenses	35,244	36,663	39,198
Bunkers consumption	13,458	23,249	32,709
Storage costs	2,971	4,803	7,052
Other	4,100	6,465	12,041
Selling and Distribution expenses	109,483	155,412	192,846

20.	General and Administrative:

The amounts in the accompanying consolidated statements of income are analyzed as follows:

	Year Ended December 31,
	2009	2010	2011

Salaries	12,640	14,400	14,957
Depreciation	358	548	592
Office Expenses	11,555	12,555	14,257
General and Administrative expenses	24,553	27,503	29,806

21.	Interest and Finance Costs:

The amounts in the accompanying consolidated statements of income are analyzed as follows:

	Year Ended December 31,
	2009	2010	2011
Interest on long-term debt (Note 15)	8,366	9,011	9,386
Interest on short-term borrowings (Note 14)	930	3,639	10,921
Amortization of financing fees (Note 12)	676	861	1,003
Bank commissions, commitment fees and other charges	1,826	4,416	7,439
Interest on lease payments (Note 22)	231	325	262
Capitalized interest (Note 8)	(1,774)	(901)	(1,147)
Total	10,255	17,351	27,864

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

22.	Capital Leases:

The Company leases Barge PT 22 under a capital lease, with a gross amount capitalized of $4,778 and accumulated depreciation of $506 as at December 31, 2011.

The annual future minimum lease payments under the capital lease of Barge PT 22, together with the present value of the net minimum lease payments required to be made after December 31, 2011, are as follows:

Amount
2012	1,238
2013	1,238
2014	413
Total minimum lease payments	2,889
Less: imputed interest	(262)
Present value of minimum lease payments	2,627
Current portion of capitalized lease obligations	1,067
Long-term capitalized lease obligations	$1,560

23.	Equity Incentive Plan:

The Company measures stock-based compensation cost at grant date, based on the estimated fair value of the award which is determined by the closing price of the Company's common stock traded on the NYSE on the grant date, and recognizes the cost as expense on a straight-line basis (net of estimated forfeitures) over the vesting period. The expense is recorded in the general and administrative expenses in the accompanying consolidated statements of income. Aegean is incorporated in a non-taxable jurisdiction and accordingly, no deferred tax assets are recognized for these stock-based incentive awards.

On November 2, 2006, the Company's Board of Directors adopted the 2006 Equity Incentive Plan ("2006 Plan"), under which the Company's officers, key employees and directors are eligible to receive stock-based incentive awards including nonvested stock, nonvested stock units (with or without dividend equivalents), unrestricted stock, at-the-money nonqualified stock options and stock appreciation rights. The 2006 Plan is administered by the Compensation Committee of the Company's board of directors and the aggregate number of shares of common stock reserved under this plan is 4,053,500. The Company's board of directors may terminate the 2006 Plan at any time. The 2006 Plan expires ten years from the date of adoption.

All grants of nonvested stock issued under the 2006 Plan are subject to accelerated vesting upon certain circumstances set forth in the 2006 Plan. The following table summarizes the status of the Company's non-vested shares outstanding for the years ended December 31, 2010 and 2011:

	Nonvested Stock	Weighted Average Grant Date Market Price
At December 31, 2009	385,609	24.03
Granted	211,250	25.61
Vested	(127,116)	21.16
Forfeited	(3,033)	25.14
At December 31, 2010	466,710	25.52
Granted	487,450	7.26
Vested	(121,086)	20.02
At December 31, 2011	833,074	15.64

The total fair value of shares vested during the years ended December 31, 2009, 2010 and 2011 were $1,608, $2,570 and $847, respectively.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

23.	Equity Incentive Plan: (Continued)

Total compensation cost of $3,459, $4,084 and $3,963 was recognized and included under general and administrative expenses in the accompanying consolidated statements of income for the years ended December 31, 2009, 2010 and 2011, respectively.

As of December 31, 2011, there was $6,124 of total unrecognized compensation cost related to non-vested share-based compensation awards. This unrecognized compensation cost at December 31, 2011, is expected to be recognized as compensation expense over a weighted average period of 2.1 years as follows:

Amount
2012	3,424
2013	2,085
2014	609
2015	6
6,124

24.	Common Stock, Treasury Stock and Additional Paid-In Capital:

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

24.	Common Stock, Treasury Stock and Additional Paid-In Capital: (Continued)

Treasury stock

On May 17, 2010, the Company's Board of Directors approved a plan to purchase 1,000,000 shares from Mr. Dimitris Melisanidis.  These shares were purchased on May 21, 2010, for an aggregate purchase price of $24,680, which has been recorded as Treasury Stock in the consolidated balance sheet as of December 31, 2010.

On July 20, 2011, the Company's Board of Directors approved a share repurchase program for up to 2,000,000 shares of the Company's common stock. The Board will review and may choose to renew the program after a period of 12 months. The Company repurchased 967,639 shares under this program for an aggregate purchase price of $4,628 which has been recorded as Treasury Stock in the consolidated balance sheet as of December 31, 2011.

Preferred Share Purchase Rights

In August 2009, the Company authorized and declared a dividend distribution of one preferred share purchase right (a "Right") on each outstanding share of its common stock.  The dividend distribution was made to shareholders of record as of August 14, 2009.  The rights will separate from the common stock and become exercisable upon the earlier of (i) ten days following the public announcement or disclosure that a person or group (an "Acquiring Person") has acquired beneficial ownership, or obtained the right to acquire, 15 percent or more of the outstanding common stock or (ii) ten business days following the commencement of, or the announcement of an intention to make, a tender offer or exchange offer, the consummation of which would result in such a group or person becoming an Acquiring Person (the "Distribution Date").  On the Distribution Date, each Right holder will be entitled to purchase for $100 (the "Exercise Price") one one-thousandth of a share of a new series of junior participating preferred stock.  In the event that an Acquiring Person acquires more than 15 percent of the outstanding common stock, each Right holder (except the Acquiring Person) will be entitled to purchase at the Exercise Price, shares of common stock having a market value equal to twice the Exercise Price. Any time after the date an Acquiring Person obtains more than 15 percent of the outstanding common shares and before that Acquiring Person acquires more than 50 percent of the outstanding common shares, the Company may exchange each Right owned by all other Rights holders, in whole or in part, for one common share.  The Rights expire on the earliest of (i) August 14, 2019 or (ii) the redemption of the Rights by the Company or (iii) the exchange of the Rights as described above. The Company can redeem the Rights at any time on or prior to the earlier of the tenth business day following the public announcement that a person has acquired ownership of 15 percent or more of the outstanding common shares, or August 14, 2019. The Rights do not have any voting rights. The Rights have the benefit of certain customary anti-dilution protections.  As of December 31, 2011, no such events had occurred, and no rights have been exercised.

Dividends

The Company declared and paid dividends of $1,719, $1,878 and $1,864 during the years ended December 31, 2009, 2010 and 2011, respectively.

Additional Paid in Capital

The amounts presented in the accompanying consolidated balance sheets as additional paid-in capital comprise (i) payments made by the stockholders at various dates to finance vessel acquisitions in excess of the amounts of bank loans obtained and advances for working capital, (ii) the estimated value of certain incidental employee services provided to the Company by certain related companies for no consideration, (iii) an allocation of costs for office services historically shared with and the use of office equipment owned by related companies, and (iv) the difference between the par value of the shares issued in the initial and the secondary public offerings the net proceeds obtained for those shares.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

25.	Earnings Per Common Share:

The computation of basic earnings per share is based on the weighted average number of common shares outstanding during the year. The computation of diluted earnings per share assumes the granting of non-vested share-based compensation awards (refer to Note 23), for which the assumed proceeds upon grant are deemed to be the amount of compensation cost attributable to future services and not yet recognized using the treasury stock method, to the extent dilutive. At December 31, 2011 the Company excluded 833,074 non vested share awards as anti-dilutive.

Non-vested share-based payment awards that contain rights to receive non forfeitable dividends or dividend equivalents (whether paid or unpaid) and participate equally in undistributed earnings are participating securities, and thus, are included in the two-class method of computing earnings per share.

The components of the calculation of basic earnings per common share and diluted earnings per common share are as follows:

	Year Ended December 31,
	2009	2010	2011

Net and diluted income	$48,525	$18,733	$10,228

Less: Dividends declared and undistributed earnings allocated to unvested shares	(386)	(171)	(143)
Basic income available to common stockholders	$48,139	$18,562	$10,085

Basic weighted average number of common shares outstanding	42,579,187	46,295,973	45,979,761

Add: Dilutive effect of non-vested shares	65,261	149,526	-

Diluted weighted average number of common shares outstanding	42,644,448	46,445,499	45,979,761

Basic earnings per common share	$1.13	$0.40	$0.22
Diluted earnings per common share	$1.13	$0.40	$0.22

26.	Income Taxes:

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

26.	Income Taxes: (Continued)

c)    Greece

AMP has a branch office established in Greece. Under the laws of Greece, and in particular Greek Law 3427/2005 which amended, replaced and supplemented provisions of Law 89/1967 as of January 1, 2006, AMP is taxed on a cost plus basis, 5% for the period 2006 to 2010 and 5.42% for the period 2011 to 2015, on expenses incurred by its branch office in Greece. AMP's income, as calculated by applying the 5% or 5.42% profit margin, as applicable, is subject to Greek corporate income tax at the rate of 25% for fiscal year 2008 and 2009, 24% for fiscal year 2010 and 20% for the fiscal year 2011. All expenses to which the profit margin applies are deducted from gross income for Greek corporate income tax purposes. Furthermore, AMP is exempt from Greek other tax, charge or contribution in favor of the Greek State or any third party, on income derived from all its transactions worldwide in petroleum products, lubricants and similar commodities, the object of which lies outside of Greece.

d)    United States

A foreign corporation which is engaged in a trade or business in the United States will be subject to corporate income tax and branch profits tax at a combined rate of up to 54.5% on its income which is effectively connected with its United States trade or business, or Effectively Connected Income.

Income from the sale of property outside the United States by a foreign corporation will be treated as Effectively Connected Income if the corporation has a fixed place of business in the United States to which such income is attributable, unless (1) the property is sold for use, consumption or disposition outside the United States, and (2) the taxpayer has a fixed place of business in a foreign country which materially participates in the sale.

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

e)    Belgium

The Company has trade activities in Belgium through its subsidiary ABAS and its new acquisition of the Verbeke Business (Note 3), both incorporated in Belgium and subject to Belgian income taxes.

The components of the ABAS's (expense)/benefit for income taxes are as follows:

	Year Ended December 31,
	2009	2010	2011
Current tax expense	(30)	(90)	(187)
Deferred tax benefit	768	1,450	547
Income tax benefit	738	1,360	360

Effective tax rate	(67.71%)	(40.33%)	(31.72%)

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

26.	Income Taxes: (Continued)

The reconciliation between the statutory tax benefit in Belgium on income of ABAS from continuing operations to the income tax benefit recorded in the financial statements is as follows:

	Year Ended December 31,
	2009	2010	2011
Income tax on loss before tax at statutory rate	862	1,386	366
Effect of permanent differences	(124)	(26)	(6)
Total tax benefit	738	1,360	360

Deferred income taxes are the result of provisions of the tax laws that either require or permit certain items of income or expense to be reported for tax purposes in different periods than they are reported for financial reporting. The tax effects of temporary differences that give rise to the deferred tax asset are as follows:

	Year Ended December 31,
	2009	2010	2011
Deferred tax assets:
Carryforward of notional interest deduction	38	35	55
Tax carryforward losses	234	1,725	2,252
Investment tax incentive	496	458	458
Total deferred taxes, net	768	2,218	2,765

The components of the Verbeke Business' (expense)/benefit for income taxes are as follows:

	Year Ended December 31,
	2009	2010	2011
Current tax expense	-	(1,805)	(5,177)
Deferred tax expense	-	(85)	(225)
Income tax expense	-	(1,890)	(5,402)

Effective tax rate	-	31.85%	34.69%

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

26.	Income Taxes: (Continued)

The reconciliation between the statutory tax expense in Belgium on income of Verbeke from continuing operations to the income tax expense recorded in the financial statements is as follows:

	Year Ended December 31,
	2009	2010	2011
Income tax on profit before tax at statutory rate	-	(1,902)	(5,090)
Effect of permanent differences	-	12	(312)
Total tax expense	-	(1,890)	(5,402)

Deferred income taxes are the result of provisions of the tax laws that either require or permit certain items of income or expense to be reported for tax purposes in different periods than they are reported for financial reporting. The tax effects of temporary differences that give rise to the deferred tax asset and liability are as follows:

	Year Ended December 31,
	2009	2010	2011
Deferred tax assets:
Tax carryforward losses	-	-	48
Total deferred tax assets, net	-	-	48

Deferred tax liabilities:
Revaluation of Verbeke fixed assets	-	2,669	2,906
Total deferred tax liabilities, net	-	2,669	2,906

In the accompanying balance sheets, the deferred income tax assets are included in the non-current assets of $2,218 and $2,813 as of December 31, 2010 and 2011, respectively. Deferred tax liabilities are presented in the non-current liabilities of $2,669 and $2,906 as at December 31, 2010 and 2011, respectively. Of the $2,813 income tax benefit at December 31, 2011 that are carryforwards, the $103 will expire in 2017, if unused. The remaining balance does not expire. As of and for the year ended December 31, 2011, the Company has not recorded a valuation allowance.

f)	Canada

In July 2008, the Company completed the acquisition of ICS, a marine fuel logistics company incorporated in Canada.  ICS is subject to Canadian income taxes.

The components of ICS's (expense)/benefit for income taxes are as follows:

	Year Ended December 31,
	2009	2010	2011
Current tax expense	(891)	(1,631)	(356)
Deferred tax expense	-	-	-
Income tax provision	(891)	(1,631)	(356)

Effective tax rate	25.11%	16.68%	11.26%

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

26.	Income Taxes: (Continued)

The reconciliation the statutory tax expense in Canada on income from continuing operations to the income tax expense recorded in the financial statements is as follows:

	Year Ended December 31,
	2009	2010	2011
Income tax on profit before tax at statutory rate	(822)	(2,631)	(884)
Effect of permanent differences	(69)	1,000	528
Total tax expense	(891)	(1,631)	(356)

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

At December 31, 2011, the Company does not have any uncertain tax filing positions. As a result, the Company has included all of its tax benefits in its disclosure of future income tax assets and liabilities, as discussed above. There are no significant changes to this assessment of uncertain tax filing positions anticipated within the next 12 months.

The Company recognizes accrued interest and penalties related to unrecognized tax benefits as a component of income tax expense. During the years ended December 31, 2010 and 2011, the Company did not recognize any interest or penalties.

The Company files income tax returns in the Canadian federal jurisdiction and various provincial jurisdictions, as well as the Belgian federal jurisdiction. In the normal course of business, the Company is subject to examination by taxing authorities. Open tax years in Canada range from 2008 to 2011 and in Belgium for ABAS from 2007 to 2011 and for Verbeke companies from 2010 to 2011. However, upon examination in subsequent years, if net operating loss carry forwards and tax credit carry forwards are utilized, the Canadian and Belgian jurisdictions can reduce net operating loss carry forwards and tax credit carry forwards utilized in the year being examined if they do not agree with the carry forward amount. As of December 31, 2011, the Company was not under audit in the Canadian or Belgian taxing jurisdictions.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

27.	Business Segments and Geographical Information:

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

28.	Subsequent Events:

Sale of vessel: On April 10, 2012, the Company completed the sale and delivered the vessel Vera, a 3,720 dwt single-hull bunkering tanker, to a third-party purchaser. The vessel was sold for $620, resulting in a book loss of approximately $680.

Delivery of newbuilding: On April 11, 2012, the Company took delivery of the Symi, a 6,270 dwt double hull bunkering tanker newbuilding from the Qingdao Hyundai Shipyard in China. The cost of the construction of the vessel was $12,953 as of April 11, 2012. The Symi will be deployed in the Company's service center in West Africa.