Form 20-F/A
period 2011-12-31
AEGEAN MARINE PETROLEUM NETWORK INC.
filed 2012-05-08
CIK 1344376

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A

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

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer.  See the definitions of "large accelerated filer" and "accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [_]	Accelerated filer [x]	Non-accelerated filer [_]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

X	U.S. GAAP

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

EXPLANATORY NOTE

This Amendment No. 1 to the Annual Report on Form 20-F for the fiscal year ended December 31, 2011, originally filed with the Securities and Exchange Commission, or SEC, on April 13, 2012, or the 2011 Form 20-F, is being filed solely for the purposes of furnishing Interactive Data File disclosure as Exhibit 101 in accordance with Rule 405 of Regulation S-T. This Exhibit was not previously filed.

Other than as expressly set forth above, this Form 20-F/A does not, and does not purport to, amend, update or restate the information in any other item of the 2011 Form 20-F, or reflect any events that have occurred after the 2011 Form 20-F was originally filed.

Users of this data are advised that pursuant to Rule 406T of Regulation S-T, these interactive data files are deemed not filed or part of any registration statement or prospectus for purposes of sections 11 or 12 of the Securities Act of 1933, are deemed not filed for purposes of Section 18 of the Securities and Exchange Act of 1934, and otherwise are not subject to liability under those sections.

PART III

ITEM 19.	EXHIBITS

Exhibit Number	Description

101
The following financial information from Aegean Marine Petroleum Network Inc.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed with the SEC on April 13, 2012, formatted in Extensible Business Reporting Language (XBRL):

(i) Consolidated Balance Sheets as of December 31, 2010 and 2011;
(ii) Consolidated Statements of Income for the years ended December 31, 2009, 2010 and 2011;
(iii) Consolidated Statements of Stockholders' Equity for the years ended December 31, 2009, 2010 and 2011;
(iv) Consolidated Statements of Cash Flows for the years ended December 31, 2009, 2010 and 2011; and
(v) Notes to Consolidated Financial Statements.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AEGEAN MARINE PETROLEUM NETWORK INC.

	By:	/s/ E. Nikolas Tavlarios
Name: E. Nikolas Tavlarios Title: President and Principal Executive Officer
Date: May 8, 2012