Form 20-F
period 2012-12-31
AEGEAN MARINE PETROLEUM NETWORK INC.
filed 2013-04-26
CIK 1344376

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

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

E. Nikolas Tavlarios, Tel: (203) 595-5184, investor@ampni.com,
20 Signal Road, Stamford, Connecticut 06902
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

46,581,399 shares of common stock, par value $0.01 per share.

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

The forward-looking statements in this report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third-parties. Important assumptions relating to the forward-looking statements include, among other things, assumptions regarding demand for our products, the cost and availability of refined marine fuel from suppliers, pricing levels, the timing and cost of capital expenditures, competitive conditions, and general economic conditions. These assumptions could prove inaccurate.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

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

Preliminary Note: This annual report on Form 20-F is not incorporated by reference to the Company's registration statement on Form F-3 (File No. 333-166890) filed with the Securities and Exchange Commission on May 17, 2010. On April 19, 2013, the Company filed a post-effective amendment to that Registration Statement with the Securities and Exchange Commission to deregister all securities that were registered under that Registration Statement and remain unsold under that Registration Statement.

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

A.           Selected Financial Data

	For the year ended December, 31
	2008	2009	2010	2011	2012
	(in thousands of US dollars, except for share and per share data which are presented in U.S. dollars)
REVENUES:
Revenues – third-parties	2,767,086	2,456,435	4,925,637	6,910,348	7,207,813
Revenues - related companies	10,886	14,525	45,998	55,117	51,147
Total Revenues	2,777,972	2,470,960	4,971,635	6,965,465	7,258,960

COST OF REVENUES:
Cost of revenues – third-parties	2,256,712	2,013,723	4,440,733	6,284,179	6,496,327
Cost of revenues - related companies	351,532	267,767	303,620	404,988	459,984
Total Cost of Revenues	2,608,244	2,281,490	4,744,353	6,689,167	6,956,311

GROSS PROFIT	169,728	189,470	227,282	276,298	302,649

OPERATING EXPENSES:
Selling and distribution	95,860	109,483	155,412	192,846	210,236
General and administrative	21,406	24,553	27,503	29,806	29,897
Amortization of intangible assets	313	312	1,001	1,461	1,505
(Gain)/Loss on sale of vessels, net	-	(4,094)	1,540	8,682	5,966
Total operating expenses	117,579	130,254	185,456	232,795	247,604

Operating income	52,149	59,216	41,826	43,503	55,045

OTHER INCOME/(EXPENSE):
Interest and finance costs	(12,377)	(10,255)	(17,351)	(27,864)	(31,192)
Interest Income	501	46	31	57	123
Foreign exchange gains/(losses), net	1,521	(329)	(3,612)	1,440	3,786
Other expenses	-	-	-	-	(1,191)
Total other expenses	(10,355)	(10,538)	(20,932)	(26,367)	(28,474)

Income before provision for income taxes	41,794	48,678	20,894	17,136	26,571

Income taxes	(1,879)	(153)	(2,161)	(5,428)	(4,122)

Net income	39,915	48,525	18,733	11,708	22,449

Net Income attributable to non-controlling interest	-	-	-	1,480	2,372

Net Income attributable to AMPNI shareholders	39,915	48,525	18,733	10,228	20,077

Basic earnings per common share	0.94	1.13	0.40	0.22	0.44
Diluted earnings per common share	0.94	1.13	0.40	0.22	0.44
Weighted average number of shares, basic	42,497,450	42,579,187	46,295,973	45,979,761	45,473,360
Weighted average number of shares, diluted	42,625,801	42,644,448	46,445,499	45,979,761	45,473,360
Dividends declared and paid per share	0.04	0.04	0.04	0.04	0.04

	As of and for the Year Ended December 31,
	2008	2009	2010	2011	2012

	(in thousands of U.S. dollars, unless otherwise stated)
Balance Sheet Data:
Cash and cash equivalents	46,927	54,841	86,499	68,582	77,246
Total assets	641,907	967,345	1,339,835	1,472,438	1,431,843
Total debt	253,621	401,037	624,698	706,916	653,286
Total liabilities	356,904	632,288	869,472	992,896	927,325
Common stock	425	430	477	482	486
Number of shares outstanding	42,543,608	43,009,303	46,709,420	46,229,231	46,581,399
Total AMPNI stockholders' equity	285,003	335,057	470,363	478,062	500,666

Other Financial Data:
Gross spread on marine petroleum products (1)	160,963	176,498	218,533	256,960	268,804
Gross spread on lubricants(1)	1,298	2,755	2,221	1,965	3,077
Gross spread on marine fuel(1)	159,665	173,743	216,312	254,995	265,727
Gross spread per metric ton of marine fuel sold (U.S. dollars) (1)	30.7	28.1	21.0	24.0	25.0
EBITDA(2)	70,227	80,565	66,112	73,791	86,448
Net cash provided by (used in) operating activities	136,737	(61,353)	(64,626)	(44,865)	123,519
Net cash (used in) investing activities	(135,667)	(75,230)	(169,003)	(45,589)	(58,162)
Net cash provided by (used in) financing activities	43,890	144,497	265,287	73,169	(57,127)

Operating Data:
Sales volume of marine fuel (metric tons) (3)	5,200,256	6,192,755	10,308,210	10,646,271	10,620,864
Number of markets served, end of year (4)	11.0	14.0	16.0	19.0	20.0
Number of owned and operated bunkering vessels, end of year (5)	30.0	38.0	52.0	58.0	56.0
Average number of owned and operated bunkering vessels (5)(6)	22.7	33.7	48.1	56.3	57.9
Specialty tankers, end of year	1	-	-	-	-
Special purpose vessels, end of year (7)	1	1	1	1	1
Number of owned storage facilities, end of year (8)	4	3	8	8	7

(1)
For gross spread on marine petroleum products, please refer to "Item 5.A Operating Results—Factors Affecting our Results of Operations—Gross spread on marine petroleum products and gross spread per metric ton of marine fuel sold" for the definition and calculation of gross spread and a reconciliation to U.S. GAAP measures.

(2)	For EBITDA please refer to "Item 5.A Operating Results—Factors Affecting our Results of Operations—EBITDA" for the definition and calculation of EBITDA and a reconciliation to U.S. GAAP measures.

(3)	The sales volume of marine fuel is the volume of sales of MFO and MGO for the relevant period and is denominated in metric tons. We do not utilize the sales volume of lubricants as an indicator.

(4)
The number of markets served includes our operations at our service centers in the United Arab Emirates, Gibraltar, Jamaica, Singapore, Northern Europe (Belgium and the Netherlands), West Africa (Ghana), Vancouver (Canada), Portland (U.K.), Southern Caribbean (Trinidad and Tobago), Tangiers (Morocco), Las Palmas and Tenerife (Canary Islands), Cape Verde, Panama, Hong Kong and Greece, where we conduct operations through our related company, Aegean Oil, as well as our trading operations in Montreal and Mexico. The number of markets served is an indicator of the geographical distribution of our operations and affects both the amount of revenues and expenses that we record during a given period. We commenced physical supply operations in Ghana on January 15, 2008, Portland (U.K.) on April 1, 2008, Canada and Mexico on July 1, 2008, Trinidad and Tobago on April 1, 2009, Tangiers, Morocco on August 25, 2009, Antwerp-Rotterdam-Amsterdam region on April 1, 2010, Las Palmas on July 1, 2010, Cape Verde on March 13, 2011, Tenerife on June 4, 2011, Panama on August 1, 2011 and Hong Kong on September 13, 2012.

(5)	Bunkering vessels includes both bunkering tankers and barges. This data does not include our special purpose vessel, the Orion, a 550 dwt tanker, which is based in Greece.

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

(7)	This figure includes our special purpose vessel, the Orion, based in Greece.

(8)
This figure includes our Panamax tanker, the Aeolos, used as a floating storage facility in Gibraltar and one Aframax tanker, the Leader, used as a floating storage facility in the United Arab Emirates. We used our Panamax tankers, the Ouranos and the Fos II, as storage facilities until October 2010 and April 2011, respectively, when the vessels were sold. Additionally, our tanker, Aegean IX, was used as a floating storage facility in Jamaica until December 2009 when the vessel was sold. During 2010, we acquired two barges, the Mediterranean and the Tapuit, which operate as floating storage facilities in Greece and Northern Europe, respectively. In November 2011, we chartered a product tanker, the Rio Luxembourg, which was used as a floating storage facility in Ghana until December 2012. We also have on-land storage facilities in Portland (U.K.) and Las Palmas (Canary Islands) and operate a storage site in Tangiers and Panama pursuant to a lease.

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

Our future growth depends on a number of additional factors, which also may be adversely affected in the current economic climate, including our ability to:

•	increase our fleet of bunkering vessels;

•	identify suitable markets for expansion;

•	consummate vessel acquisitions at attractive prices, which may not be possible if asset prices rise too quickly;

•	integrate acquired vessels successfully with our existing operations;

•	hire, train and retain qualified personnel to manage and operate our growing business and fleet;

•	improve our operating, financial and accounting systems and controls;

•	maintain or improve our credit control procedures;

•	obtain required financing for our existing and new operations;

•	obtain and maintain required governmental authorizations, licenses and permits for new and existing operations;

•	manage relationships with the customers and suppliers;

•	provide timely service at competitive prices; and

•	attract and retain customers.

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

We may not be in compliance with financial covenants contained in certain of our credit facilities

Certain of our credit facilities, which are secured by mortgages on our vessels, require us to maintain specified financial ratios, mainly to ensure that the market value of the mortgaged vessels under the applicable credit facility, determined in accordance with the terms of that facility, does not fall below a certain percentage of the outstanding amount of the loan, which we refer to as a security value. In addition, certain of our credit facilities require us to satisfy certain other financial covenants. In general, these financial covenants require us to maintain, among other things, (i) a minimum market value adjusted net worth or book net worth; (ii) a minimum current ratio; (iii) a minimum liquidity and a minimum liquidity ratio; (iv) a maximum ratio of total liabilities to total assets; and (v) a minimum working capital.

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

As of December 31, 2012, we were not in compliance with the current ratio covenant contained in five of our credit facilities, which requires us to maintain a minimum current ratio of 1.10-to-one, while we maintained a current ratio of 1.07-to-one.  We were also not in compliance with the working capital covenant contained in one of our credit facilities, which requires us to maintain working capital of at least $75.0 million, while we maintained working capital of $51.9 million. In addition, we were not in compliance with the adjusted solvency ratio contained in one of our credit facilities, which requires our subsidiary, Aegean North West Europe NV, or ANWE, to maintain a ratio of adjusted net assets to adjusted balance sheet total of a minimum of 20%, while we maintained a ratio of 19.8%.  As of March 31, 2013, we were not in compliance with the current ratio covenant contained in four of our credit facilities. We have obtained waivers from our lenders for non-compliance with these covenants.  We expect to be in compliance with these covenants in the future or, if required, obtain additional waivers from our lenders. See "Item 5.B Liquidity and Capital Resources—Credit Facilities."

In addition, under the terms of our credit facilities, our payment of dividends or other payments to shareholders is subject to no event of default. See "Item 8. Financial Information—Dividend Policy."

Furthermore, certain of our credit facilities contain a cross-default provision that may be triggered by a default under one of our other credit facilities. The breaches described above constituted events of default under the applicable credit facilities and, absent the waivers with our lenders discussed above, together with the cross-default provisions in certain of our credit facilities, could have resulted in the lenders requiring immediate repayment of certain of our loans. A cross-default provision means that a default on one loan would result in a default on certain other loans. Because of the presence of cross-default provisions in certain of our credit facilities, the refusal of any one lender under our credit facilities to grant or extend a waiver could result in certain of our indebtedness being accelerated, even if our other lenders under our credit facilities have waived covenant defaults under the respective credit facilities. If our secured indebtedness is accelerated in full or in part, it would be very difficult in the current financing environment for us to refinance our debt or obtain additional financing and we could lose our vessels and other assets securing our credit facilities if our lenders foreclose their liens, which would adversely affect our ability to conduct our business.

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

Our ability to comply with covenants and restrictions contained in our credit facilities may be affected by events beyond our control, including prevailing economic, financial and industry conditions. If market or other economic conditions do not improve or worsen, we may fail to comply with these covenants. If we breach any of the restrictions, covenants or ratios in our credit facilities, our obligations may become immediately due and payable, and the lenders' commitment, if any, to make further loans may terminate. A default under any of our credit facilities could also result in foreclosure on any of our vessels and other assets securing the related loans. The occurrence of any of these events could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

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

Business acquisition and co-operation opportunities may present increased risks and uncertainties, which if realized, could result in costs that outweigh the financial benefit of such acquisitions

As part of our growth strategy, we intend to explore acquisition and co-operation opportunities of marine fuel supply and complementary businesses. For example, in July 2008, we acquired Canada-based marketer and physical supplier, ICS Petroleum Ltd., or ICS Petroleum, with operations in Vancouver, Montreal and Mexico, in April 2010, we acquired Verbeke Bunkering N.V., which has since been renamed Aegean North West Europe NV, or ANWE, a leading physical supplier of marine fuel in the ARA region, in March 2011 we entered a strategic co-operation with Enacol, an energy-based company in Cape Verde and in April 2012, we entered into a strategic alliance with China Changjiang Bunker Sinopec Co. Ltd., or CCBC, a Chinese state-owned bunker supply company.  Business acquisition and co-operation opportunities, such as these, could expose us to additional business and operating risks and uncertainties, including:

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

We extend trade credit to most of our customers and our financial position and results of operations may diminish if we are unable to collect accounts receivable

We extend trade credit to most of our customers. Our success in attracting business has been due, in part, to our willingness to extend trade credit on an unsecured basis to our customers. As of December 31, 2012, 115 of our customers had outstanding balances with us of at least $1.0 million under the lines of credit that we have extended to them. Our credit procedures and policies do not fully eliminate customer credit risk. The adverse changes in world credit markets over the last several years may cause these numbers to increase if our customers cannot borrow money and are illiquid. We may not be able to collect on the outstanding balances of our customers if any of our customers enter bankruptcy proceedings. Losses due to nonpayment by our customers, if significant, would diminish our financial position and results of operations.

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

The refined marine fuel that we purchase from our suppliers may fail to meet the contractual specifications that we have agreed to supply to our customers and, as a result, we could lose business from those customers and be subject to claims or other liabilities

If the refined marine fuel that we purchase from our suppliers fails to meet the specifications we have contractually agreed to supply to our customers, we could be subject to claims or other liabilities.  In addition, our relationship with our customers may be adversely affected or we could lose our customers. Our insurance policies that protect us against most of the risks involved in the conduct of our business may not be adequate and we may not have any recourse against our suppliers for marine fuel that fails to meet agreed specifications.  The loss of customers and increased liabilities would reduce our earnings and could have a material adverse effect on our business, weaken our financial condition and reduce our results of operations.

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

Agreements between us, Aegean Oil and other affiliated entities may be more favorable or less favorable than agreements that we could obtain from unaffiliated third-parties

The marine fuel service supply agreement and other agreements we have with Aegean Oil, our largest supplier of marine petroleum products, as well as other agreements we have with affiliated entities have been made in the context of an affiliated relationship. Aegean Oil and other affiliated entities are owned and controlled by members of Mr. Melisanidis' family. Mr. Melisanidis has also been involved historically with our related companies and had a leadership role with respect to the promotion of their products and services. The negotiation of the marine fuel service supply agreement and our other contractual arrangements may have resulted in prices and other terms that are more favorable or less favorable to us than terms we might have obtained in arm's-length negotiations with unaffiliated third-parties for similar services because at the time of the negotiations, we were majority-owned by Leveret International Inc., or Leveret, a company controlled by Mr. Melisanidis. Moreover, Aegean Oil and other affiliated entities remain our related companies, and we remain subject to similar risks in future business dealings with these parties.

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

Our business and our customers' businesses are vulnerable to currency exchange fluctuations, which could negatively affect our results of operations and cash flows and reduce our profitability

Generally, in all of our service centers, we invoice our customers for the sale and delivery of marine petroleum products in U.S. dollars. Many of our customers are foreign customers and may be required to obtain U.S. dollars to pay for our products and services. A rapid depreciation or devaluation in a currency affecting our customers could have an adverse effect on our customers' operations and their ability to convert local currency to U.S. dollars to make required payments to us. This would in turn result in credit losses for us, which would reduce our results of operations and cash flows.

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

Terrorist attacks, piracy, and international hostilities have previously affected the shipping industry, and any future attacks could negatively impact our results of operations and financial condition

We conduct our marine fuel supply operations outside of the United States, and our business, results of operations, cash flows and financial condition could suffer by changing economic, political and government conditions in the countries and regions where our vessels are employed or registered. Moreover, we operate in a sector of the economy that is likely to be adversely impacted by the effects of political instability, terrorist or other attacks, war, piracy, or international hostilities, and any restrictive governmental actions that may result in response to such activity.

In particular, in recent years, acts of piracy on ocean-going vessels have increased in frequency, which could adversely affect our business.  Such acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea and in the Gulf of Aden off the coast of Somalia.  On July 16, 2011, the Aegean Star, one of our oil products tankers, was attacked and captured by pirates approximately 12.5 miles off the coast of Benin for a period of approximately two days.  We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us.  In addition, detention hijacking, involving the hostile detention of a vessel, as a result of an act of piracy against our vessels, or an increase in cost, or unavailability of insurance for our vessels, could have a material adverse impact on our business, financial condition, and results of operations.

Our principal shareholders own a significant portion of our outstanding common shares, which may limit your ability to influence our actions, and may not act in the best interests of our other shareholders

Our principal shareholders, Mr. Melisanidis, our Head of Corporate Development, and Mr. Georgiopoulos, the Chairman of our board of directors, currently own approximately 22% and 10.3% of our outstanding shares of common stock, respectively. Accordingly, Messrs. Melisanidis and Georgiopoulos have the power to exert considerable influence over our actions, including the election of our directors, the adoption or amendment of provisions in our articles of incorporation and bylaws and approval of possible mergers, amalgamations, control transactions and other significant corporate transactions. This concentration of ownership may have the effect of delaying, deferring or preventing a change in control, merger, consolidation, takeover or other business combination. This concentration of ownership could also discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, which could in turn have an adverse effect on the market price of our shares. So long as Messrs. Melisanidis and Georgiopoulos continue to own a significant amount of our equity, even though such amount represents less than 50% of our voting power, they will continue to be able to exercise considerable influence over our decisions. In addition, Mr. Melisanidis and members of Mr. Melisanidis' family hold significant interest in our related companies and the interests of Mr. Melisanidis may not coincide with the interests of other holders of our common stock. For further discussion, please see "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions." Messrs. Melisanidis and Georgiopoulos may not necessarily act in accordance with the best interests of other shareholders. To the extent that conflicts of interests may arise, Messrs. Melisanidis and Georgiopoulos may vote in a manner adverse to us or to you or other holders of our securities.

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

Because the Public Company Accounting Oversight Board is not currently permitted to inspect our independent accounting firm, you may not benefit from such inspections

Auditors of U.S. public companies are required by law to undergo periodic Public Company Accounting Oversight Board, or PCAOB, inspections that assess their compliance with U.S. law and professional standards in connection with performance of audits of financial statements filed with the SEC. Certain European Union countries, including Greece, do not currently permit the PCAOB to conduct inspections of accounting firms established and operating in such European Union countries, even if they are part of major international firms. The PCAOB did conduct inspections in Greece in 2008 and evaluated our auditor's performance of audits of SEC registrants and our auditor's quality controls. Accordingly, unlike for most U.S. public companies, the PCAOB is currently prevented from evaluating our auditor's performance of audits and its quality control procedures, and, unlike shareholders of most U.S. public companies, our shareholders are deprived of the possible benefits of such inspections.

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

In addition, we have entered into a shareholders rights agreement that makes it more difficult for a third-party to acquire us without the support of our board of directors. See "Item 10. Additional Information—B. Memorandum and Articles of Association—Stockholders Rights Agreement." These anti-takeover provisions could substantially impede the ability of public shareholders to benefit from a change in control and, as a result, may reduce the market price of our common stock and your ability to realize any potential change of control premium.

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

We may be subject to litigation, arbitration and other proceedings that could have an adverse effect on our business

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

Please see "Item 8.A Consolidated Statements and Other Financial Information—Legal Proceedings" for a description of our litigation matters.

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

In the highly competitive marine fuel supply industry, we may not be able to successfully compete for customers with new entrants or established companies with greater resources, which would negatively affect our financial condition and our ability to expand our business

We are subject to aggressive competition in all aspects of our business. Our competitors are numerous, ranging from large multinational corporations, which have significantly greater capital resources than us, to relatively small and specialized firms. In addition to competing with fuel resellers, such as World Fuel Services Corporation and Chemoil Corporation, we also compete with the major oil producers, such as BP Marine, Shell, Marine Products and ExxonMobil, that market fuel directly to large commercial shipping companies. We also compete with physical suppliers of marine fuel products, such as CESPA (Gibraltar) Ltd. and Fujairah National Bunkering Co. LLC, for business from traders and brokers as well as end customers. We may not be able to successfully compete for customers because of increased competition from the major oil producers, or our suppliers who may choose to market directly to large as well as smaller shipping companies, or to provide less advantageous price and credit terms to us. Also, due in part to the highly fragmented market, competitors with greater resources could enter the marine fuel supply industry and operate larger fleets of bunkering tankers through consolidations or acquisitions and may be able to offer better terms than we are able to offer to our customers.

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

Our operations have inherent risks that could negatively impact our results of operations and financial condition

Operating bunkering vessels and marine fuel storage facilities involves inherent risks that could negatively impact our results of operations an financial condition. Our vessels and fuel oils that they carry are at risk of being damaged or lost because of events such as marine disasters, bad weather, mechanical failures, human error, war, terrorism, piracy and other circumstances or events. All of these hazards can result in death or injury to persons, loss of revenues or property, environmental damage, higher insurance rates, damage to our customer relationships, delays or rerouting.  Although we maintain insurance to mitigate these costs, there can be no assurance that our insurance would be sufficient to cover the liabilities we may incur as a result of the occurrence of one or more of these events.

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

Our share price may continue to be highly volatile, which could lead to a further loss of all or part of an investor's investment and there may not be a continuing public market for you to resell our common stock

Since 2008, the stock market has experienced extreme price and volume fluctuations. This volatility has often been unrelated to the operating performance of particular companies. The market price of our shares of common stock fluctuated substantially during 2012, closing at a high of $7.93 in April 2012 and a low of $4.13 in January 2012. If the volatility in the market continues or worsens, it could have a further adverse affect on the market price of our shares of common stock, regardless of our operating performance, and an active and liquid public market for our shares of common stock may not continue.

The market price of our common stock is due to a variety of factors, including:

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

In 2012, the trading price of our shares of common stock fell below $5.00. If the market price of our common stock again falls below and remains below $5.00 per share, under stock exchange rules, our stockholders will not be able to use such shares as collateral for borrowing in margin accounts. This inability to use our shares of common stock as collateral may depress demand as certain institutional investors are restricted from investing in shares priced below $5.00 and lead to sales of such shares creating downward pressure on and increased volatility in the market price of our shares of common stock.

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

A.           History and Development of the Company

Aegean Marine Petroleum Network Inc. is a Marshall Islands holding company incorporated on June 6, 2005 under the BCA.  On September 29, 2005, Leveret, our then sole shareholder, contributed direct and indirect ownership of companies that conduct our business operations.  Prior to our initial public offering, we had 28,035,000 shares of common stock outstanding. On December 13, 2006, we consummated our initial public offering of an additional 14,375,000 shares of our common stock, which we refer to as the initial public offering.  On January 27, 2010, we completed a public offering of an additional 4,491,900 shares of our common stock. On May 19, 2010, we acquired from Leveret in a private transaction 1,000,000 shares of our common stock.  On July 20, 2011, the Company's Board of Directors approved a share repurchase program for up to 2,000,000 shares of our common stock, of which the Company repurchased 971,639 shares as of December 31, 2012.

For more information on the development of our business, see "—B. Business Overview" below.

We maintain our principal marketing and operating offices at 10, Akti Kondili, Piraeus 185 45 Athens, Greece. Our telephone number at that address is 011 30 (210) 458-6200. We also have an executive office to oversee our financial and other reporting functions in the United States at 20 Signal Road, Stamford, Connecticut 06902. Our telephone number at that address is (203) 595-5184.

B.           Business Overview

We are an international marine fuel logistics company that markets and physically supplies refined marine fuel and lubricants to vessels in port and at sea. As a physical supplier, we procure marine fuel from refineries, major oil producers and other sources and resell and deliver these fuels using our bunkering vessels to a broad base of end users, including oil tankers, container ships, drybulk carriers, cruise ships, reefers, LNG/LPG carriers, car carriers, ferries, marine fuel traders, brokers and other users.  With service centers in Greece, Gibraltar, the United Arab Emirates, Jamaica, Singapore, Belgium, the United Kingdom, Panama, Ghana, Canada, Trinidad and Tobago, Morocco, the Canary Islands, Cape Verde, Hong Kong and the Antwerp-Rotterdam-Amsterdam, or ARA, region, we believe that we are one of a limited number of independent physical suppliers that owns and operates a fleet of bunkering vessels and conducts physical supply operations in multiple jurisdictions.

We are one of the largest owners and operators of bunkering vessels.  We currently own a fleet of 58 bunkering vessels, 53 of which are double-hull, and we charter in nine bunkering vessels, seven of which are double hull. Since our initial public offering, we took delivery of 31 newbuilding double hull bunkering tankers and paid an aggregate of $349.9 million in connection with the acquisition of these vessels. We may purchase additional newbuilding and secondhand vessels in the future.

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

We intend to continue expanding our business and marine fuel delivery capabilities. In January 2008 and April 2008, we commenced operations in West Africa and the United Kingdom, respectively.  In July 2008, we acquired Canada-based marketer and physical supplier, ICS Petroleum Ltd. with operations in Vancouver, Montreal, and Mexico, and in June 2009, we commenced our physical operations in Trinidad and Tobago. In August 2009, we also commenced operations in Tanger-Med, Morocco. In January 2010, we entered into an agreement with companies owned and controlled by members of Mr. Melisanidis' family, for the purchase of property in Jamaica, to be used as a land-based storage facility. In April 2010, we acquired Verbeke Bunkering N.V., which has since been renamed Aegean North West Europe NV, or ANWE, a leading physical supplier of marine fuel in the ARA region. ANWE currently operates a fleet of 20 bunkering barges, of which 15 are double hull, and provides marine fuel delivery services in port to a diverse group of ship operators as well as marine fuel traders, brokers and other users. Also in April 2010, we announced our plans to construct a new land-based storage facility in the UAE. In July 2010 and June 2011, we commenced our physical operations in the Shell Las Palmas terminal and in Tenerife, respectively, in the Canary Islands.  In March 2011, we commenced physical supply operations in Cape Verde, upon entering into a strategic co-operation with Enacol, an energy company based in Cape Verde. In August 2011, we were granted a concession to operate at the two ports, Balboa and Cristobal, located at each end of the Panama Canal and commenced operations of land-based storage facilities.  Additionally, in July 2012, we commenced utilization of our onshore storage facility in Tanger Med, a cargo and passenger port located offshore Morocco.  Also, in September 2012, we commenced physical supply operations in Hong Kong.

In April 2012, we entered into a strategic alliance with China Changjiang Bunker Sinopec Co. Ltd., or CCBC, a state-owned bunker supply company, pursuant to which CCBC provides comprehensive marine fuel services to our customers in strategic ports in China, including all Changjiang River ports and certain coastal ports. Under the alliance, we are responsible for the supply and delivery of marine fuel to CCBC's customers in our network of service centers.

We plan to establish new service centers in other selected locations around the world during the next several years and to pursue acquisition opportunities as a means of expanding our service. In August 2012, we signed a definitive agreement with Meroil, a Barcelona-based oil and energy logistics company which operates the largest Spanish coastline terminal for petroleum products in the Port of Barcelona, Spain, to secure onshore fuel oil storage capacity in that terminal.  We also intend to establish a new service center and commence physical supply operations in Barcelona by the end of the second quarter of 2013.

We have a global presence in 20 markets, including Vancouver, Montreal, Mexico, Jamaica, Trinidad and Tobago, West Africa, Gibraltar, U.K., Northern Europe, Piraeus, Patras, the United Arab Emirates, Singapore, Morocco, the ARA region, Las Palmas, Tenerife, Cape Verde, Panama and Hong Kong.

In certain markets, we have deployed floating storage facilities which enable us to maintain more efficient refueling operations, have more reliable access to a supply of bunker fuel and deliver a higher quality service to our customers. We own a double hull Aframax tanker, the Leader, with cargo-carrying capacity of approximately 84,000 dwt, which operates as a floating storage facility in the United Arab Emirates. We also operate a barge, the Mediterranean, with a cargo-carrying capacity of approximately 19,900 dwt, and one single hull bunkering barge, the Tapuit, with a cargo-carrying capacity of approximately 2,500 dwt, which we use as floating storage facilities in Greece and Northern Europe, respectively. In addition, we own and operate one special purpose vessel, the Orion, a 550 dwt tanker, which is based in our Greek market. For information on the acquisition of the Mediterranean, please see "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Purchase of Floating Storage Facilities."

Furthermore, we operate land-based storage facilities in Panama, Tangiers, Las Palmas, and the United Kingdom, where we store marine fuel in terminals with storage capacity of approximately 27,000, 218,000, 65,000 and 40,000 cubic meters, respectively. In addition, we plan to complete the construction of our new land-based storage facility in the UAE with storage capacity of 465,000 cubic meters over the next eight months. We also expect to lease a marine fuel terminal in Barcelona with storage capacity of 50,000 cubic meters, when we establish our service center there. We may also consider the construction of a land-based storage facility in Jamaica with a storage capacity of 80,000 cubic meters, provided we are able to obtain adequate financing, as discussed below under "Our Service Centers–Jamaica."

Our capital expenditures in connection with the establishment or the acquisition of service centers, including bunkering vessels and floating and land-based storage facilities, described above amounted to $262.4 million in the aggregate. In addition, as of December 31, 2012, we have paid $99.6 million in connection with the construction of our new land-based storage facility in the UAE and have remaining contractual obligations relating to this project of approximately $10 million, which will be due during 2013. We intend to finance the payment of these amounts with our 2013 Fujairah Credit Facility.

In addition to our bunkering operations described above, we market and distribute marine lubricants under the Alfa Marine Lubricants brand. Alfa Marine Lubricants are currently available in most of our markets. We view this business as complimentary to our business of marketing and delivering marine fuel.  We are a member of the Sealub Alliance Network, a group formed by Gulf Oil Marine Ltd., to collaborate in the marketing and distribution of marine lubricants.

Our Service Centers

Greece

We currently service our customers through our related company, Aegean Oil, in Piraeus, Patras, and other parts of Greece. Aegean Oil has a license, which we, as a non-Greek company, are not qualified to obtain, to operate as a physical supplier of refined marine petroleum products in Greece. We currently operate ten double hull tankers, one single hull special purpose vessel, the Orion, a 550 dwt tanker, and one floating storage facility, the Mediterranean, a double hull barge, in Greece.

We purchase our fuel from Hellenic Refinery (ELPE) and Motor Oil Hellas. We store fuel in our floating storage facility, the Mediterranean. We compete here against at least six other physical suppliers: Eko Abee., Sekavin S.A., Seka S.A., Jet Oil S.A., Eteka S.A. and FOS Marine Petroleum S.A.

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

Gibraltar

We possess a license issued by the Bunkering Superintendent of the Port of Gibraltar to act as a physical supplier of marine petroleum products in Gibraltar. We currently operate five double hull bunkering tankers.

We purchase our fuel in Gibraltar from a variety of different suppliers including Repsol S.A., BP Oil International Ltd, Tupras Co, Gunvor S.A., Galp Energia SGPS S.A. and Lia Oil S.A. We store our fuel in the leased storage facility in Tangiers. We currently compete here against four other physical suppliers, CESPA (Gibraltar) Ltd., Vemaoil Company Ltd., Bominflot of Gibraltar Ltd., and Peninsula Petroleum Ltd.

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

We purchase our fuel in Fujairah from a variety of different suppliers including Vitol, Shell, BP Oil International Ltd and Bapco. We store our fuel in our floating storage facility, the Leader. We compete here against other physical suppliers, including ENOC Bunkering (Fujairah) LLC, Akron Trade and Transport, International Supply, Oil Marketing & Trading Inc., and Chemoil.

We support our bunkering operations from two offices in Fujairah and Kohr Fakkan, which we lease.

We have a 25-year lease agreement with the Municipality of Fujairah, UAE, which can be automatically renewed for an additional 25 years, pursuant to which we are constructing a land-based storage facility with capacity of 465,000 cubic meters, which is expected to be completed by the end of 2013. The estimated total cost of the facility is $110.0 million, of which we have paid $99.6 million and have remaining contractual obligations of approximately $10.0 million during 2013. We intend to finance the payment of these amounts with our 2013 Fujairah Credit Facility.  Please see "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions."

Jamaica

We are authorized by the Port Authority of Jamaica to act as a physical supplier of marine petroleum products in Jamaica. We service our customers in the ports of Kingston, Montego Bay and Ocho Rios, Jamaica, and may elect to service our customers in other locations in Jamaica. We operate two double hull tanker in Jamaica.

In Jamaica, we have a long-term contract to purchase our fuel from the state refinery, Petrojam Limited. We currently compete here against another physical supplier, the Petrotec Marine Petroleum Ltd.

We support our bunkering operations from our office in Kingston, which we lease.

In January 2010, we purchased a property in Jamaica from companies owned and controlled by members of Mr. Melisanidis' family, which we may use as a land-based storage facility of approximately 80,000 cubic meters, provided we are able to obtain adequate financing. The purchase price for the property, $9.8 million, was determined by the disinterested members of our board of directors to be no less than we could have obtained from a third-party. We are currently holding this asset for strategic opportunity for purposes of either development or sale.

Singapore

We possess a license issued by the Maritime and Port Authority of Singapore to act as a physical supplier of marine petroleum products in the port of Singapore. We currently operate six double hull bunkering tankers in Singapore and we also have short term chartering agreements with third-parties for some of these vessels.

We purchase our fuel in Singapore from a variety of different suppliers including BP Singapore Pte. Ltd., Chemoil, Conoco-Phillips, Shell Singapore, Kuo Oil and ExxonMobil. We compete here against other physical suppliers, including major oil producers, Global Energy Trading Pte. Ltd., Alliance Oil Trading, Searights Maritime Services Pte. Ltd., Equatorial Marine Fuel, Sentek Marine & Trading, Brightoil Petroleum and Chemoil International Pte Ltd.

We support our bunkering operations from our office in Singapore, which we lease.

Northern Europe (ARA region)

We possess a license issued by the Belgian Federal Ministry of Finance to trade and supply marine petroleum products offshore and in ports. We deliver fuel offshore and service over 45 ports located throughout Northern Europe, including the North and Irish Sea, the French Atlantic, the English Channel and the St. George Channel. ANWE also service the ports of Antwerp, Rotterdam and Amsterdam and also the surrounding ports of Ghent, Zeebruges, Flushing, Terneuzen and Sluiskil, Moerdijk and Ijmuiden. We currently operate 21 bunkering tankers, of which 15 are double hull and six are single hull bunkering tankers, and have positioned one single hull floating storage facility, the Tapuit, a single hull bunkering barge, in the ARA region.

We purchase our fuel in Northern Europe from a variety of different suppliers. When we conduct our operations in ports, we compete here against other physical suppliers, including Chemoil Europe BV, BP, Total, and ExxonMobil.

We support our bunkering operations in Northern Europe from our office near Antwerp, which we own.

West Africa

We possess a license from Ghana's National Petroleum Authority to act as a physical supplier of marine petroleum products both off the coast and in the ports of Ghana. We commenced physical supply operations in January 2008. During 2012, we deployed one floating storage facility and four bunkering vessels in this region, which have since been either sold or redeployed to other markets, following our decision to strategically reduce our presence in the West African market. We manage our West African operations from our service center in Las Palmas.

United Kingdom

We own a marine fuel terminal infrastructure located in Portland Harbor. Our terminal is located near the southern access of the North Sea Emission Control Area, or ECA, and provides convenient access for commercial vessels to refuel. We store our marine fuel in land-based storage tanks, which we lease from Portland Port Limited, with storage capacity of 40,000 cubic meters. We commenced bunkering and terminal operations in April 2008. We operate one double hull bunkering tanker in the United Kingdom.

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

Morocco

We possess a license issued by the Agence Spéciale Tanger-Mediterranée, or the TMSA, to act as a physical supplier of marine petroleum products off the coast of Morocco and in the port of Tanger Med. We currently serve this service center with our Gibraltar-based bunkering tankers and operate a land-based storage facility in Tangiers with approximately 218,000 cubic meters capacity.

We were selected by Horizon Tangiers Terminal S.A., a special purpose consortium, as the exclusive bunkering company for the new port in Tanger Med. Beginning in July 2012, we store our fuel at the leased tanks of Tanger Med area under this appointment, the duration of which is 25 years.

We currently support our bunkering operations here from our office in Gibraltar, which we lease.

Las Palmas and Tenerife

In June 2010, we acquired the assets and operations of the Shell Las Palmas terminal in the Canary Islands. The Shell Las Palmas terminal occupies an area of approximately 20,000 square meters, providing bunkering services for a diverse group of ship operators primarily along major trans-Atlantic seaborne trade routes. The terminal includes a lubricants plant, dedicated land-based storage facilities with approximately 65,000 metric tons capacity as well as on-site blending facilities to mix all grades of fuel oils and distillates.  In June 2011, we commenced physical supply of operations in Tenerife.

We possess a license issued by the Canary Islands Ministry of Development to act as a physical supplier of marine petroleum products offshore and in the ports of Las Palmas and Tenerife. We currently operate four double hull bunkering tankers in Las Palmas.

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

Panama

In August 2011, we were granted a 20-year concession agreement from the Panama Maritime Authority to operate at the two ports, Balboa and Cristobal, located at each end of the Panama Canal and operate land-based storage facilities with approximately 570,000 cubic meters capacity. On February 25, 2013, we sold our interest in the land-based storage facilities in Panama to an unaffiliated third-party purchaser for $9.7 million.  Under a separate agreement with the purchaser, we simultaneously agreed to lease from the purchaser fuel storage facilities at the ports, with approximately 27,000 cubic meters capacity. We currently deploy three double-hull bunkering tankers to the Panamanian ports to provide bunkering services.

We purchase our fuel from a variety of different suppliers, including PMI Trading Ltd and Glencore International plc. We mainly compete here against CEPSA, O.W. Bunker Ltd, Chevron and Chemoil Energy Ltd, which are physical suppliers.

We support our operations from our offices in Balboa and Cristobal, which we lease.

Hong Kong

In September 2012, we commenced physical supply operations in Hong Kong under a license issued by the marine department of Hong Kong to our operating vessel we deployed in the region, a double-hull bunkering tanker.

We purchase our fuel from a variety of different suppliers, including Pan-nation and Vermont.  We mainly compete here against Sinopec and Vermont.  We support our operations from our office in Hong Kong, which we lease.

Barcelona

In August 2012, we signed a definitive agreement with Meroil, a Barcelona-based oil and energy logistics company which operates the largest Spanish coastline terminal for petroleum products in the Port of Barcelona, Spain, to secure onshore fuel oil storage capacity in that terminal. We are currently in the process of obtaining a license from the Port Authority of Barcelona to act as a physical supplier of marine petroleum products. We intend to commence operations in Barcelona during the second quarter of 2013 by initially deploying one double hull tanker there.

Sales and Marketing

Most of our marketing, sales, ship-management and other related functions are performed at our main offices in Piraeus, Greece. We also market products and services from our offices in Stamford, Connecticut and Singapore. We market products and services to Canadian and Mexican markets from our offices in Vancouver and Montreal, Canada and to the ARA region from our office in Antwerp, Belgium. Our sales force interacts with our established customers and markets our fuel sales and services to large commercial shipping companies and foreign governments. We believe our level of customer service, years of experience in the industry, and reputation for reliability are significant factors in retaining our customers and attracting new customers. Our sales and marketing approach is designed to create awareness of the benefits and advantages of our fuel sales and services. We are active in industry trade shows and other available public forums.

Administrative Offices

Cyprus

We maintain an administrative office in Cyprus, which we lease. Our office in Cyprus is responsible for, among other things, certain invoicing functions of our principal operating subsidiary, Aegean Marine Petroleum S.A., or AMP.

Stamford, Connecticut

We maintain an executive office in Stamford, Connecticut to oversee our financial and other reporting functions.

Customers

We market marine fuel and related services to a broad and diversified base of customers. During the years ended December 31, 2010, 2011, and 2012, none of our customers accounted for more than 10% of our total revenues. Our customers serviced during the past three years include Greek-owned commercial shipping companies, such as Blue Star Ferries, Neptune Line Shipping and ENESEL S.A., other international shipping companies, such as A.P. Moller and Royal Caribbean Cruises Ltd., fuel traders and brokers, such as World Fuel Services Corporation, and oil majors, such as Exxon Mobil Corporation.

Suppliers

We purchase our marine fuel and lubricants from refineries, oil majors or other select suppliers around the world. In the year ended December 31, 2012, we purchased marine petroleum products of approximately $458.1 million, or approximately 7% of our total purchases of marine petroleum products, from our related company, Aegean Oil. The majority of our purchases of marine petroleum products during the year ended December 31, 2012 were made from unrelated third-party suppliers and totaled $6,481.5 million, or approximately 93% of our total purchases of marine petroleum products.  Our cost of fuel is generally tied to spot pricing, market-based formulas or is governmentally controlled. We are usually extended trade credit from our suppliers for our fuel purchases, which are generally required to be secured by standby letters of credit or letters of guarantee.

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

Under regulation 13H, HGO means any of the following:

•      crude oils having a density at 15 C higher than 900 kg/m3;

•      fuel oils having either a density at 15 C higher than 900 kg/m3 or a kinematic viscosity at 50 C higher than 180 mm2/s; or

•      bitumen, tar and their emulsions.

Under the regulation 13H, the flag state may allow continued operation of oil tankers of 5,000 dwt and above, carrying crude oil with a density at 15єC higher than 900 kg/m3 but lower than 945 kg/m3, that conform to certain technical specifications and where, in the opinion of the such flag state, the ship is fit to continue such operation, having regard to the size, age, operational area and structural conditions of the ship and provided that the continued operation shall not go beyond the date on which the ship reaches 25 years after the date of its delivery.

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

In October 2004, the MEPC adopted a unified interpretation of regulation 13G that clarified the delivery date for converted tankers. Under the interpretation, where an oil tanker has undergone a major conversion that has resulted in the replacement of the forebody, including the entire cargo carrying section, the major conversion completion date shall be deemed to be the date of delivery of the ship, provided that:

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

Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulphur contained in any fuel oil used on board ships.  As of January 1, 2012, the amended Annex VI requires that fuel oil contain no more than 3.50% sulfur.  By January 1, 2020, sulfur content must not exceed 0.50%, subject to a feasibility review to be completed no later than 2018.

Sulfur content standards are even stricter within certain "Emission Control Areas" ("ECAs").  As of July 1, 2010, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 1.0% (from 1.50%), which will be further reduced to 0.10% on January 1, 2015.  Amended Annex VI establishes procedures for designating new ECAs.  Currently, the Baltic Sea and the North Sea have been so designated.  On August 1, 2012, certain coastal areas of North America were designated ECAs, as will the applicable areas of the United States Caribbean Sea, effective January 1, 2014.  Ocean-going vessels in these areas will be subject to stringent emissions controls and may cause us to incur additional costs. If other ECAs are approved by the IMO or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the EPA or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.

As of January 1, 2013 MARPOL made mandatory certain measures relating to energy efficiency for new ships. It makes the Energy Efficiency Design Index (EEDI) apply to all new ships and the Ship Energy Efficiency Management Plan (SEEMP) apply to all ships.

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

Safety Requirements

The IMO also adopted the International Convention for the Safety of Life at Sea, or SOLAS, and the International Convention on Load Lines, or the LL Convention, which impose a variety of standards that regulate the design and operational features of ships.  The IMO periodically revises the SOLAS and LL Convention standards. The Convention on Limitation for Maritime Claims (LLMC) was recently amended and the amendments are expected to go into effect on June 8, 2015. The amendments alter the limits of liability for a loss of life or personal injury claim and a property claim against ship owners.

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

For example, the IMO has adopted the International Convention on Civil Liability for Oil Pollution Damage of 1969, as amended by different Protocol in 1976, 1984, and 1992, and amended in 2000, or the CLC. Under the CLC and depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, a vessel's registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain exceptions. The 1992 Protocol changed certain limits on liability, expressed using the International Monetary Fund currency unit of Special Drawing Rights. The limits on liability have since been amended so that compensation limits on liability were raised. The right to limit liability is forfeited under the CLC where the spill is caused by the shipowner's actual fault and under the 1992 Protocol where the spill is caused by the shipowner's intentional or reckless act or omission where the shipowner knew pollution damage would probably result.  The CLC requires ships covered by it to maintain insurance covering the liability of the owner in a sum equivalent to an owner's liability for a single incident. We believe that our insurance will cover the liability under the plan adopted by the IMO.

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

In addition, the IMO adopted an International Convention for the Control and Management of Ships' Ballast Water and Sediments, or the BWM Convention, in February 2004. The BWM Convention's implementing regulations call for a phased introduction of mandatory ballast water exchange requirements to be replaced in time with mandatory concentration limits. The BWM Convention will not become effective until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world's merchant shipping. To date, there has not been sufficient adoption of this standard for it to take force.  However, Panama may adopt this standard in the relatively near future, which would be sufficient for it to take force.  Upon entry into force of the BWM Convention, mid-ocean ballast exchange would be mandatory. Vessels would be required to be equipped with a ballast water treatment system that meets mandatory concentration limits not later than the first intermediate or renewal survey, whichever occurs first, after the anniversary date of delivery of the vessel in 2014, for vessels with ballast water capacity of 1,500-5,000 cubic meters, or after such date in 2016, for vessels with ballast water capacity of greater than 5000 cubic meters. If mid-ocean ballast exchange or ballast water treatment requirements become mandatory, the cost of compliance could increase for ocean carriers. Although we do not believe that the costs of compliance with a mandatory mid-ocean ballast exchange would be material, it is difficult to predict the overall impact of such a requirement on our operations.

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

United Kingdom

Our marine fuel terminal operations involving the storage of fuel in the United Kingdom are subject to stringent laws and regulations governing the discharge of materials into the environment, otherwise relating to protection of the environment, operational safety and related matters. In particular, we are subject to the United Kingdom's Environmental Protection Act 1990, or EPA, which generally concerns pollution of water (including the sea), land and air due to release of substances which are capable of causing harm to living organisms, and the United Kingdom's Water Resources Act 1991 (as amended by the Environment Act 1995), or WRA, which is directed primarily at water quality and quantity. In addition, the Pollution Prevention and Control (England and Wales) Regulations 2010, or the Regulations, implement integrated pollution prevention and control regimes. These regulations, applicable only to England and Wales and their territorial adjacent waters, cover pollution of water, land and air due to emissions which may be harmful to the environment or may result in damage to property or environment.  Amendments to the Regulations, which implemented the European Union's Industrial Emissions Directive (IED) in England and Wales, went into effect on February 27, 2013.

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

Greenhouse Gas Regulation

Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions. On January 1, 2013, two new sets of mandatory requirements to address greenhouse gas emissions from ships, which were adopted in July 2011, entered into force. Currently operating ships will be required to develop Ship Energy Efficiency Management Plans, and minimum energy efficiency levels per capacity mile will apply to new ships. These requirements could cause us to incur additional compliance costs. The IMO is also planning to implement market-based mechanisms to reduce greenhouse gas emissions from ships at an upcoming MEPC session. The European Union has indicated that it intends to propose an expansion of the existing European Union emissions trading scheme to include emissions of greenhouse gases from marine vessels, and in January 2012 the European Commission launched a public consultation on possible measures to reduce greenhouse gas emissions from ships. In the United States, the EPA has issued a finding that greenhouse gases endanger the public health and safety and has adopted regulations to limit greenhouse gas emissions from certain mobile sources and large stationary sources. Although the mobile source emissions regulations do not apply to greenhouse gas emissions from vessels, such regulation of vessels is foreseeable, and the EPA has in recent years received petitions from the California Attorney General and various environmental groups seeking such regulation. Any passage of climate control legislation or other regulatory initiatives by the IMO, European Union, the U.S. or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol, that restrict emissions of greenhouse gases could require us to make significant financial expenditures which we cannot predict with certainty at this time.

International Labour Organization

The International Labour Organization (ILO) is a specialized agency of the UN with headquarters in Geneva, Switzerland. The ILO has adopted the Maritime Labor Convention 2006 (MLC 2006). A Maritime Labor Certificate and a Declaration of Maritime Labor Compliance will be required to ensure compliance with the MLC 2006 for all ships above 500 gross tons in international trade. The MLC 2006 will enter into force one year after 30 countries with a minimum of 33% of the world's tonnage have ratified it. On August 20, 2012, the required number of countries was met and MLC 2006 is expected to come into force on August 20, 2013. MLC 2006 will require us to develop new procedures to ensure full compliance with its requirements.

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

Inspection by Classification Societies

Our tankers have been certified as being "in-class" by Lloyds Register of Shipping Germanischer Lloyd, American Bureau of Shipping, Det Norske Veritas and Bureau Veritas, all of which are members of the International Association of Classification Societies (IACS). The IACS issued draft harmonized Common Structure Rules, that align with IMO goal standards, for industry review in 2012 and it expects them to be adopted in Winter 2013. Generally, the regulations of vessel registries accepted by international lenders in the shipping industry require that an oceangoing vessel's hull and machinery be evaluated by a classification society authorized by the country of registry. The classification society certifies that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the vessel's country of registry and the international conventions of which that country is a member. Each vessel is inspected by a surveyor of the classification society in three surveys of varying frequency and thoroughness: every year for the annual survey, every two to three years for intermediate surveys and every four to five years for special surveys. Should any defects be found, the classification surveyor generally issues a notation or recommendation for appropriate repairs, which have to be made by the shipowner within the time limit prescribed. Vessels may be required, as part of the annual and intermediate survey process, to be drydocked for inspection of the underwater portions of the vessel and for necessary repair stemming from the inspection. Special surveys always require drydocking.

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

Protection and Indemnity Insurance

Protection and indemnity insurance policies, which cover our third-party liabilities in connection with our shipping activities, are provided by mutual protection and indemnity associations, or P&I Associations. These insurance policies cover third-party liability and other related expenses of injury or death of crew, passengers and other third-parties, loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances, and salvage, towing and other related costs, including wreck removal. Protection and indemnity insurance policies are a form of mutual indemnity insurance policies, extended by protection and indemnity mutual associations, or "clubs." Subject to the "capping" of exposure discussed below, our coverage, except for pollution, is unlimited.

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

Seasonality

Our business is not seasonal.

C.           Organizational Structure

Aegean Marine Petroleum Network Inc. is a Marshall Islands holding company and we transact our bunkering business primarily through AMP, a wholly-owned subsidiary incorporated in Liberia, and operate our service centers through Aegean Bunkering Gibraltar Ltd., Aegean Bunkering Jamaica Ltd., Aegean Bunkering (Singapore) Pte. Ltd., Aegean Bunkering (Ghana) Limited, Aegean Bunkers at Sea, Aegean North West Europe NV, ICS Petroleum Ltd., Portland Bunkers International Ltd., Aegean Bunkering Combustibles Las Palmas S.A., Aegean Bunkering (Morocco) SRL, Aegean Bunkering Trinidad Ltd., Aegean Bunkering (C Verde) LDA, Aegean Bunkering (Panama) SA and Aegean Bunkering (Hong Kong) Ltd., separate wholly-owned subsidiaries incorporated in Gibraltar, Jamaica, Singapore, Ghana, Belgium, British Columbia (Canada) and under the laws of England and Wales, Canary Islands, Morocco, Trinidad and Tobago, Cape Verde, Morocco, Panama and Hong Kong, respectively, and Aegean Marine Petroleum LLC, a controlled subsidiary incorporated in the UAE, which is 51% owned by a local nominee. We provide the management of our bunkering tankers through Aegean Bunkering Services Inc., or ABS, a wholly-owned subsidiary incorporated in the Marshall Islands, and Aegean Management Services M.C., a wholly owned-subsidiary incorporated in Greece. We provide the marketing and administrative services for our operations through Aegean Oil (USA), LLC and AMPN USA, LLC, our wholly-owned subsidiaries formed in Delaware, the United States, and I.C.S. Petroleum (Montreal) Ltd., our wholly-owned subsidiary incorporated in Canada. We hold certain of our subsidiaries through Aegean Holdings S.A. and Aegean Investments S.A., our wholly-owned subsidiaries incorporated in the Marshall Islands, and we hold our vessel-owning subsidiaries through Aegean Shipholdings Inc., a wholly-owned subsidiary incorporated in the Marshall Islands. On February 25, 2013, our wholly-owned subsidiary incorporated in Marshall Islands, Aegean Tankfarms Holdings S.A., sold its 60% interest in Oil Terminal Consultancy Ltd., a company that owns the 92.5% of Aegean Oil Terminals (Panama) SA, which is incorporated in Panama. Our wholly-owned subsidiaries, AMPNI Investments Ltd. and AMPNI Holdings Ltd., are incorporated in Cyprus and hold our acquisitions performed during 2010 in Belgium and Las Palmas.

Currently, we own our vessels through separate wholly-owned subsidiaries listed in the following table:

Vessel-owning Subsidiary	Country of Incorporation	Vessel Name or Hull Number
Aegean Rose Maritime Company	Greece	Aegean Rose
Aegean Daisy Maritime Company	Greece	Aegean Daisy
Aegean Tiffany Maritime Company	Greece	Aegean Tiffany
Aegean Breeze Maritime Company	Greece	Aegean Breeze I
Aegean X Maritime Inc.	Marshall Islands	Aegean X
Aegean Marine Petroleum LLC (1)	United Arab Emirates	Aegean Flower
Aegean Gas Maritime Company	Greece	Mediterranean
Mare Vision S.A.	Marshall Islands	Aegean XI
Sea Breezer Marine S.A.	Marshall Islands	Aegean Princess
Milos Shipping (Pte.) Ltd.	Singapore	Milos
Pontos Navigation Inc.	Marshall Islands	Leader
Aegean Bunkers at Sea NV	Belgium	Sara
Serifos Shipping (Pte.) Ltd.	Singapore	Serifos
Kithnos Maritime Inc.	Marshall Islands	Kithnos
Aegean Ostria Maritime Company	Greece	Amorgos
Kimolos Shipping (Pte.) Ltd.	Singapore	Kimolos
Syros I Maritime Inc.	Marshall Islands	Syros
Mykonos I Maritime Inc.	Marshall Islands	Mykonos
Santorini I Maritime Inc.	Marshall Islands	Santorini
Paros Shipping (Pte.) Ltd.	Singapore	Paros
Naxos Shipping (Pte.) Ltd.	Singapore	Naxos
Eton Marine Ltd.	Liberia	Patmos
Tasman Seaways Inc.	Liberia	Kalymnos
ICS Petroleum Ltd.	British Columbia (Canada)	PT36
West Coast Fuel Transport Ltd.	British Columbia (Canada)	PT25
Aegean Maistros Maritime Company	Greece	Aegean Orion
Aegean Ship III Maritime Company	Greece	Aegean III
Aegean Ship VIII Maritime Company	Greece	Aegean VIII
Aegean Ship XII Maritime Company	Greece	Aegean XII
Aegean Ace Maritime Company	Greece	Aegean Ace
Paxoi Marine S.A.	Liberia	Paxoi
Kerkyra Marine S.A.	Liberia	Kerkyra
Ithaki Shipping (Pte) Ltd.	Singapore	Ithaki
Cephallonia Marine S.A.	Liberia	Kefalonia
PT22 Shipping Co. Ltd.	British Columbia (Canada)	PT22
AMP Maritime S.A.	Liberia	Aegean Champion
Zakynthos Marine S.A.	Liberia	Zakynthos
Andros Marine Inc.	Liberia	Andros
Lefkas Shipping (Pte) Ltd.	Singapore	Lefkas
Dilos Marine Inc.	Liberia	Dilos
Ios Marine Inc.	Liberia	Ios
Kythira Marine S.A.	Liberia	Kythira
Benmore Services S.A.	Liberia	Nisyros
Sealand Navigation Inc.	Greece	Karpathos
Santon Limited	Liberia	Leros
Kassos Navigation S.A.	Liberia	Kassos
Aegean Barges NV	Belgium	Colorado
Aegean Barges NV	Belgium	Elbe
Aegean Barges NV	Belgium	Ellen
Aegean North West Europe NV	Belgium	Willem SR(2)
Aegean North West Europe NV	Belgium	Vigo
Aegean North West Europe NV	Belgium	Steidamm
Jadaco BV	Belgium	Tapuit
Blatoma NV	Belgium	Texas
Seatra BVBA(3)	Belgium	Montana
Anafi Shipping (Pte) Ltd	Liberia	Anafi
Aegean VII Shipping Ltd	Liberia	Sikinos
Tilos Shipping (Pte) Ltd	Singapore	Tilos
Halki Navigation S.A.	Liberia	Halki
Aegean North West Europe NV	Belgium	Florida(2)
Symi Navigation S.A.	Liberia	Symi
____________
(1) Aegean Marine Petroleum LLC is a controlled subsidiary which is 51% owned by a local nominee.
(2) 10% ownership interest.
(3) 50% ownership interest.

D.           Property, Plants and Equipment

Real Property

The following table presents certain information relating to our leased and owned properties as of April 15, 2013.  We consider our properties to be suitable and adequate for our present needs.

Location	Principal Use	Leased or Owned	Lease Expiration Date
Piraeus, Greece	Business coordination center and ship-management office	Leased	March 2023
Portland, U.K.	Administrative and operations office and storage facility	Leased	October 2032
Fujairah, UAE	Administrative and operations office	Leased	December 2013
Khor Fakkan, UAE	Administrative and operations office	Leased	December 2015
Gibraltar	Administrative and operations office	Leased	April 2040
Kingston, Jamaica	Administrative office and land storage facility	Owned	-
Singapore	Administrative and operations office	Leased	September 2013
Antwerp, Belgium	Administrative and operations office	Owned	-
Edgewater, New Jersey, U.S.A.	Property leased to third-party	Owned	-
New York, New York, U.S.A.	Administrative office	Leased	December 2013
Connecticut, New York, U.S.A.	Administrative and operations office	Leased	January 2018
Nicosia, Cyprus	Administrative office	Leased	May 2013
Vancouver, Canada	Administrative and operations office	Leased	February 2016
Montreal, Canada	Sales and marketing office	Leased	January 2017
Port of Spain, Trinidad	Administrative and operations office	Leased	April 2014
Las Palmas, Canary Islands	Administrative and operations office and storage facility	Leased	December 2027
Tangiers, Morocco	Storage Facility	Leased	November 2031
Fujairah, the United Arab Emirates	Storage Facility	Leased	October 2058
Hong Kong	Administrative and operations office	Leased	August 2013
Panama	Administrative and operations office	Leased	January 2016

Fleet

The following table lists our fleet as of April 15, 2013.

Name	Double Hull	Flag	Build	Dwt
Bunkering Tankers:
Symi	Yes	Liberia	2012	6,270
Halki	Yes	Gibraltar	2011	6,256
Sikinos	Yes	Malta	2011	4,595
Anafi	Yes	Singapore	2011	4,584
Tilos	Yes	Singapore	2011	6,263
Dilos	Yes	Liberia	2010	4,593
Ios	Yes	Liberia	2010	4,620
Kythira	Yes	Liberia	2010	6,314
Nisyros	Yes	Gibraltar	2010	6,312
Karpathos	Yes	Greece	2010	6,247
Leros	Yes	Panama	2010	6,311
Kassos	Yes	Gibraltar	2010	6,256
Lefkas	Yes	Singapore	2010	6,321
Andros	Yes	Panama	2010	4,605
Zakynthos	Yes	Gibraltar	2010	6,303
Naxos	Yes	Liberia	2009	4,626
Kerkyra	Yes	Panama	2009	6,290
Paxoi	Yes	Liberia	2009	6,310
Kalymnos	Yes	Liberia	2009	6,283

Name	Double Hull	Flag	Build	Dwt
Bunkering Tankers:
Kefalonia	Yes	Liberia	2009	6,272
Ithaki	Yes	Liberia	2009	6,272
Syros	Yes	Liberia	2008	4,596
Patmos	Yes	Liberia	2008	6,262
Paros	Yes	Singapore	2008	4,629
Mykonos	Yes	Gibraltar	2008	4,626
Santorini	Yes	Gibraltar	2008	4,629
Kimolos	Yes	Singapore	2008	4,664
Kithnos	Yes	Liberia	2007	4,626
Amorgos	Yes	Greece	2007	4,664
Serifos	Yes	Singapore	2007	4,664
Milos	Yes	Singapore	2007	4,626
Aegean Tiffany	Yes	Greece	2004	2,747
Aegean Breeze I	Yes	Greece	2004	2,747
Aegean Flower	Yes	United Arab Emirates	2001	6,523
Aegean Ace	Yes	Greece	1992	1,615
Aegean Princess	Yes	Gibraltar	1991	7,030
Aegean Champion	Yes	Liberia	1991	23,400
Sara	Yes	Malta	1990	7,389
Aegean III	Yes	Greece	1990	2,973
Aegean VIII	Yes	Greece	1990	2,973
Aegean Rose	Yes	Greece	1988	4,935
Aegean Daisy	Yes	Greece	1988	4,935
Aegean XI	Yes	Liberia	1984	11,050
Aegean X	Yes	Jamaica	1982	6,400
Aegean XII	Yes	Greece	1979	3,680

In-Land Waterway Bunkering Tankers:
Florida	Yes	Belgium	2011	1,533
Montana	Yes	Belgium	2011	4,319
Quadrans 1*	Yes	Belgium	2009	3,233
New York*	Yes	Belgium	2009	4,298
Willem Sr.	Yes	Netherlands	2006	3,180
Alexia*	Yes	Belgium	2005	3,550
Breitling*	Yes	Belgium	2005	4,278
Colorado	Yes	Belgium	2004	5,578
Texas	Yes	Belgium	2003	4,165
Julienne*	No	Belgium	1994	1,244
Jean Bart*	No	Belgium	1981	1,306
Steidamm	No	Belgium	1972	1,634
Antwerp*	Yes	Luxembourg	2005	3,680
Sonora*	Yes	Netherlands	2011	3,101
Veni*	Yes	Belgium	2009	3,800
Ellen	No	Belgium	1971	1,439
Vigo	No	Belgium	1971	1,319
Elbe	No	Belgium	1962	542

Bunkering Barges
PT22	Yes	Canada	2001	2,315
PT25	No	Canada	1988	2,560
PT36	No	Canada	1980	3,730

Special Purpose Vessel
Aegean Orion	No	Greece	1991	550

Floating Storage Facilities
Leader	Yes	Panama	1985	83,890
Mediterranean	Yes	Greece	1982	19,894
Tapuit	No	Netherlands	1971	2,500

*Chartered in by us from a third-party.

We have positioned our bunkering tankers across our existing service centers and review vessel positioning on a periodic basis and reposition our vessels among our existing or new service centers to optimize their deployment. Our vessels operate within or outside the territorial waters of each geographical location and, under international law, usually fall under the jurisdiction of the country of the flag they carry. Generally, our bunkering tankers, unlike our bunkering barges, are not permanently located within any particular territorial waters and we are free to use all of our bunkering tankers in any geographical location. We have positioned five of our bunkering tankers in the United Arab Emirates, Ghana, Gibraltar and the ARA region, which we use as floating storage facilities, and we have positioned our 550 dwt tanker, the Orion, as a special purpose vessel in Greece.

In addition, we operate land-based storage facilities in Panama, Tangiers, Las Palmas and the United Kingdom, where we store marine fuel in terminals with storage capacity of approximately 27,000, 218,000 65,000 and 40,000 cubic meters, respectively.  In addition, we plan to complete the construction of our new land-based storage facility in the UAE with storage capacity of 465,000 cubic meters over the next eight months. We may also construct a land-based storage facility in Jamaica with a storage capacity of 80,000 cubic meters, provided we are able to obtain adequate financing, as discussed above under "—B. Business Overview—Our Service Centers—Jamaica."

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

	For the Year Ended December 31,
	2008	2009	2010	2011	2012

	(in thousands of U.S. dollars, unless otherwise stated)

Sales of marine petroleum products	2,768,067	2,449,445	4,954,599	6,925,582	7,208,440
Less: Cost of marine petroleum products sold	2,607,104	2,272,947	4,736,066	6,668,622	6,939,636
Gross spread on marine petroleum products	160,963	176,498	218,533	256,960	268,804
Less: Gross spread on lubricants	1,298	2,755	2,221	1,965	3,077
Gross spread on marine fuel	159,665	173,743	216,312	254,995	265,727

Sales volume of marine fuel (metric tons)	5,200,256	6,192,755	10,308,210	10,646,271	10,620,864

Gross spread per metric ton of marine fuel sold (U.S. dollars)	30.7	28.1	21.0	24.0	25.0

The following table reconciles our gross spread on marine petroleum products sold to the most directly comparable U.S. GAAP measure, gross profit, for all periods presented:

	For the Year Ended December 31,
	2008	2009	2010	2011	2012

	(in thousands of U.S. dollars, unless otherwise stated)
Gross spread on marine petroleum products	160,963	176,498	218,533	256,960	268,804
Add: Voyage revenues	1,379	9,044	7,261	22,775	22,726
Add: Other revenues	8,526	12,471	9,775	17,108	27,794
Less: Cost of voyage revenues	932	7,560	6,597	19,251	15,136
Less: Cost of other revenues	208	983	1,690	1,294	1,539
Gross profit	169,728	189,470	227,282	276,298	302,649

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

Gross spread on marine petroleum products (including gross spread on marine fuel sold and gross spread on lubricants) and gross spread per metric ton of marine fuel sold should not be considered as alternatives to gross profit, operating income, net income or other U.S. GAAP measures and may not be comparable to similarly titled measures of other companies. Gross spread on marine petroleum products and gross spread per metric ton of marine fuel sold do not reflect certain direct and indirect costs of delivering marine petroleum products to our customers (such as crew salaries, vessel depreciation, storage costs, hire charges, other vessel operating expenses and overhead costs) or other costs of doing business.

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

	For the Year Ended December 31,
	2008	2009	2010	2011	2012
	(in thousands of U.S. dollars, unless otherwise stated)
Net income attributable to AMPNI shareholders	39,915	48,525	18,733	10,228	20,077

Add: Net financing cost	11,876	10,209	17,320	27,807	31,069
Add: Income taxes	1,879	153	2,161	5,428	4,122
Add: Depreciation and amortization	16,557	21,678	27,898	30,328	31,180

EBITDA	70,227	80,565	66,112	73,791	86,448

•
Number of markets served.  The number of markets served includes our operations at our service centers in the United Arab Emirates, Gibraltar, Jamaica, Singapore, Northern Europe (Belgium and Netherlands), West Africa (Ghana), Vancouver (Canada), Portland (U.K.), Trinidad and Tobago (Southern Caribbean), Tangiers (Morocco), Las Palmas and Tenerife (Canary Islands), Cape Verde, Panama, Greece and Hong Kong, where we conduct operations through our related company, Aegean Oil, as well as our trading operations in Montreal and Mexico. The number of markets served is an indicator of the geographical distribution of our operations and affects both the amount of revenues and expenses that we record during a given period. We commenced physical supply operations in Singapore on June 2, 2006, Northern Europe on October 9, 2007, Ghana on January 15, 2008, Portland, U.K. on April 1, 2008, Canada and Mexico on July 1, 2008, Southern Caribbean (Trinidad and Tobago) on April 1, 2009, Tangiers, Morocco on August 25, 2009, the ARA region on April 1, 2010, Las Palmas on July 1, 2010, Cape Verde on March 13, 2011, Tenerife on June 4, 2011, Panama on August 1, 2011 and in Hong-Kong on September 13, 2012.

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

The following table reflects our sales volume of marine fuel, gross spread on marine petroleum products, gross spread per metric ton of marine fuel sold, number of service centers and average number of operating bunkering vessels for the periods indicated:

	Year Ended December 31,
	2010	2011	2012
	(in thousands of U.S. dollars, unless otherwise stated)

Sales volume of marine fuel (metric tons)	10,308,210	10,646,271	10,620,864
Gross spread on marine petroleum products	218,533	256,960	268,804
Gross spread per metric ton of marine fuel sold (U.S. dollars)	21.0	24.0	25.0
Number of markets served, end of period	16.0	19.0	20.0
Average number of owned and operated bunkering vessels	48.1	56.3	57.9

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

We sell and deliver marine petroleum products to a broad and diversified customer base, including international commercial shipping companies, governments and marine fuel traders and brokers. For the years ended December 31, 2010, 2011 and 2012, none of our customers accounted for more than 10% of our total revenues.

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

We purchase and take delivery of marine petroleum products from various suppliers under long-term volume contracts or on the spot market. Long-term supply contracts from third-parties allow us to minimize our exposure to supply shortages. In general, at each of our service centers except for Gibraltar, Morocco, the UAE, West Africa and the Canary Islands, we purchase from local supply sources.

Our cost of marine petroleum products includes purchases from related companies. In Greece, we purchase marine petroleum products under a ten-year supply contract that commenced on April 1, 2005, from our related company, Aegean Oil, which charges us its actual cost of the marine petroleum products plus a margin. We believe the amounts we have paid to our related company are comparable to amounts that we would have negotiated in arm's-length transactions with unaffiliated third-parties. For further discussion of our marine petroleum products purchases from Aegean Oil, please refer to the section of this annual report entitled "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Aegean Oil S.A."

The following table reflects our cost of marine petroleum products sold, including the cargo transportation cost, incurred from third-party suppliers and from our related company suppliers for the periods indicated.

	Year Ended December 31,
	2010	2011	2012
	(in thousands of U.S. dollars)
Third-party suppliers	4,432,446	6,263,634	6,481,520
Related company suppliers	303,620	404,988	458,116
Total	4,736,066	6,668,622	6,939,636

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

Voyage Revenues

Our voyage revenues, included in our total revenues, are significantly derived from the employment of our vessels, the Aegean III, the Aegean VIII, the Aegean XII, the Aegean Daisy, the Aegean Rose, the Aegean Breeze and the Aegean Tiffany, under a contract with an unaffiliated third-party for the distribution of refined marine petroleum products in Greek ports. During the years ended December 31, 2010, 2011 and 2012, we recognized $6.2, $5.1, $4.1 million of revenue under this contract.

Two of our vessels, the Amorgos and the Karpathos, are employed under contracts with Aegean V, a company owned and controlled by relatives of Mr. Dimitris Melisanidis. During the years ended December 31, 2011 and 2012, we recorded revenue of $7.0 and $8.1 million under these contracts.

Please also refer to the table in Note 18 to our financial statements included herein.

Other Revenues

Other revenues, included in our total revenues, consist of brokerage and agency fees, throughput fees, demurrages and storage fees. These revenues are recognized when services are performed and collectability is reasonably assured. Please also refer to the table in Note 18 to our financial statements included herein.

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

•	vessel hire charges related to the hiring of third-party vessels used for the delivery of the marine petroleum products to the end customer;

•
storage costs, which mainly consist of the expenses of our floating such as our tankers, Leader, Mediterranean and Tapuit, our on-land storage facilities in Portland and Las Palmas and our leased on-land storage facility in Tanger- Med and Panama;

•	bad debt provision, which has remained low in the past several years due to our effective credit control process and we expect it will remain at low levels;

•	other costs, which mainly consist of port expenses, brokerage fees, laboratory analysis expenses, advertising expenses, supervising, inspections and survey costs.

We employ salaried employees at our offices in Greece, Connecticut and Belgium, where most of our sales and marketing, operations and technical departments are located, and at each of our service centers. We maintain a minimal number of salaried employees at our service centers, where we typically employ a local operations manager and staff to support the logistical aspects of our operations.

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

Interest and Finance Costs

We have historically incurred interest expense and financing costs in connection with long-term debt to partially finance the acquisitions of our vessels and in connection with short-term bank borrowings obtained for working capital purposes. We capitalize interest incurred during the construction periods for financing our investments in bunkering vessels and storage facilities. In connection with our initial public offering, we repaid and terminated a portion of our outstanding indebtedness. Subsequently, we have incurred and expect to continue incurring interest expense and financing costs under our existing credit facilities used to finance the construction of our newbuilding bunkering tankers and our other senior secured credit facilities. We expect that interest and finance costs will increase further due to increased drawdowns under our credit facilities to finance our operations and capital expenditures.

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

Our corporate income tax exposure is in taxable jurisdictions, such as Gibraltar, Jamaica, Singapore, Belgium, the United Kingdom and Canada.

Our business is affected by taxes imposed on the purchase and sale of marine petroleum products in various jurisdictions in which we operate from time to time. These taxes include income, sales, excise, goods and services taxes, value-added taxes and other taxes. Other than in Canada and Belgium, we do not pay a material amount of tax in any jurisdiction in which we operate.  For the years ended December 31, 2010, 2011 and 2012, our income tax amounted to $2.2 million, $5.4 million and $4.1 million, respectively.  The income tax amounts are mainly attributable to our Canadian and Belgian operations.

Results of Operations

Year ended December 31, 2012, compared to the year ended December 31, 2011

Sales of Marine Petroleum Products.  Sales of marine petroleum products increased by $282.8 million, or 4.1%, to $7,208.4 million for the year ended December 31, 2012, compared to $6,925.6 million for the year ended December 31, 2011. Of the total increase in sales of marine petroleum products, $275.6 million was attributable to a 4.0% increase in the average price of marine fuel (using average prices for the year ended December 31, 2012), $24.4 million was attributable to an increase in sales of lubricants, while the sales of marine fuel decreased by $17.1 million. Sales volume of marine fuel decreased slightly by 25,407 metric tons, or 0.2%, to 10,620,864 metric tons for the year ended December 31, 2012, compared to 10,646,271 metric tons for the year ended December 31, 2011, due to reduced volume of sales of marine fuel in Singapore.

Voyage Revenues. Voyage revenues decreased slightly by $0.1 million, or 0.44%, to $22.7 million for the year ended December 31, 2012, compared to $22.8 million for the year ended December 31, 2011. Voyage revenues for the years ended December 31, 2012 and 2011 were attributable to the employment of five of our bunkering tankers with an unaffiliated third-party for the distribution of refined marine petroleum products in Greek ports and the employment of two of our vessels with a related party.

Other Revenues.  Other revenues increased by $10.7 million, or 62.6%, to $27.8 million for the year ended December 31, 2012, compared to $17.1 million for the year ended December 31, 2011. Other revenues for the year ended December 31, 2012 were attributable to the storage revenues recognize at our new market in Panama and other revenues related to throughput fees, brokerage and agency fees.

Revenues from related companies. Revenues from related companies included in the sales of marine petroleum products, voyage revenues and other revenues for the year ended December 31, 2012 were $42.4 million, $8.8 million and $0.0 million, respectively, compared to $47.3 million, $7.7 million and $0.1 million, respectively, for the year ended December 31, 2011.

Cost of revenue. The cost of sales of marine petroleum products increased by $271.0 million, or 4.1%, to $6,939.6 million for the year ended December 31, 2012, compared to $6,668.6 million for the year ended December 31, 2011. The increase in the cost of marine petroleum products was attributable to the increase in the average purchase price of the marine petroleum products.  The purchases from related parties included in the cost of sales of marine petroleum products increased by $53.1 million, or 13.1%, to $458.1 million for the year ended December 31, 2012, compared to $405.0 million for the year ended December 31, 2011. The cost of voyage and other revenues for the year ended December 31, 2012 decreased by $3.8 million, or 18.5%, to $16.7 million for the year ended December 31, 2012, compared to $20.5 million for the year ended December 31, 2011.

Gross Profit and Gross Spread on Marine Petroleum Products. Gross spread on marine petroleum products increased by $11.8 million, or 4.6%, to $268.8 million for the year ended December 31, 2012, compared to $257.0 million for the year ended December 31, 2011. The increase in our gross spread on marine petroleum products mainly resulted from our trading activities given an increase in the average price of marine fuel. The contribution of the gross profit on voyage and other revenues for the year ended December 31, 2012 was $7.6 million and $26.3 million, respectively, compared to $3.5 million and $15.8 million respectively, for the year ended December 31, 2011. Our gross spread per metric ton of marine fuel sold during the year ended December 31, 2012 increased by $1.0, or 4.2%, to $25.0, compared to $24.0 for the year ended December 31, 2011.  Gross spreads per metric ton do not generally increase or decrease proportionately with the price of marine fuel. Accordingly, gross spread on marine petroleum products, as a percentage of total revenues, remained steady for both years at 3.7%. Gross spread on marine petroleum products and gross spread per metric ton of marine fuel sold are non-U.S. GAAP measures and should not be considered as alternatives to operating income, net income or other U.S. GAAP measures and may not be comparable to similarly titled measures of other companies. Please see "—Factors Affecting Our Results of Operations" for a reconciliation of gross spread on marine petroleum products to the most directly comparable U.S.GAAP measure.

Selling and Distribution. Selling and distribution expenses increased by $17.4 million, or 9.0%, to $210.2 million for the year ended December 31, 2012, compared to $192.8 million for the year ended December 31, 2011. This increase was mainly due to the higher cost of the marine fuel consumption and other operating expenses and salaries of our Panama storage facility, which commenced operations in August 2011.

General and Administrative. General and administrative expenses increased by $0.1 million, or 0.3%, to $29.9 million for the year ended December 31, 2012, compared to $29.8 million for the year ended December 31, 2011. The office expenses included in the general and administrative expenses increased by $1.6 million following our expansion in new markets, while salaries related to general and administrative cost decreased by the same amount due to reduced executive compensation and foreign exchange fluctuation that affects our head office payroll cost.

Interest and Finance Costs.  Interest and finance costs increased by $3.3 million, or 11.8% to $31.2 million for the year ended December 31, 2012, compared to $27.9 million for the year ended December 31, 2011. The increase in interest and finance costs was mainly attributable to the increase in the working capital to finance our expansion.

Year ended December 31, 2011, compared to the year ended December 31, 2010

Sales of Marine Petroleum Products.  Sales of marine petroleum products increased by $1,971.0 million, or 39.8%, to $6,925.6 million for the year ended December 31, 2011, compared to $4,954.6 million for the year ended December 31, 2010. Of the total increase in sales of marine petroleum products, $1,763.3 million was attributable to a 35.9% increase in the average price of marine fuel (using sales volumes for the year ended December 31, 2011), $218.8 million was attributable to an increase in sales volume of marine fuel (using average prices for the year ended December 31, 2011), while the sales of lubricants decreased by $11.1 million. Sales volume of marine fuel increased by 338,061 metric tons, or 3.3%, to 10,646,271 metric tons for the year ended December 31, 2011, compared to 10,308,210 metric tons for the year ended December 31, 2010, due to additional volume of sales of marine fuel in the ARA region and Las Palmas and due to sales in our new markets, Tenerife, Cape Verde and Panama.

Voyage Revenues.  Voyage revenues increased by $15.5 million, or 212.3%, to $22.8 million for the year ended December 31, 2011, compared to $7.3 million for the year ended December 31, 2010. Voyage revenues for the year ended December 31, 2011 were attributable to the employment of five of our bunkering tankers with an unaffiliated third-party for the distribution of refined marine petroleum products in Greek ports. Additionally, during the year December 2011, we generated voyage revenues from the employment of two of our vessels by a related party.

Other Revenues.  Other revenues increased by $7.3 million, or 74.5%, to $17.1 million for the year ended December 31, 2011, compared to $9.8 million for the year ended December 31, 2010. Other revenues for the year ended December 31, 2011 were attributable to the storage revenues recognized at our new market in Panama and other revenues related to throuput fees, brokerage and agency fees.

Revenues from related companies. Revenues from related companies included in the sales of marine petroleum products, voyage revenues and other revenues for the year ended December 31, 2011 were $47.3, million, $7.7 million and $0.1 million, respectively, compared with $45.5 million, $0.1 million and $0.4 million, respectively, for the year ended December 31, 2010. Voyage revenues increased by $7.6 million, or 76.0%, due to new agreements signed with a related party to employ of two of our vessels.

Cost of revenue. The cost of sales of marine petroleum products increased by $1,932.5 million, or 40.8%, to $6,668.6 million for the year ended December 31, 2011, compared to $4,736.1 for the year ended December 31, 2010. The increase in the cost of marine petroleum products was attributable to the increased demand and volumes sold and the increase in the average purchase price of the marine petroleum products.  The purchases from related parties included in the cost of sales of marine petroleum products increased by $101.4 million, or 33.4%, to $405.0 million for the year ended December 31, 2011, compared to $303.6 million for the year ended December 31, 2010. The cost of voyage and other revenues for the year ended December 31, 2011 increased by $12.2 million, or 147.0%, to $20.5 million, compared to $8.3 million for the year ended December 31, 2010. This increase is in accordance with the year-to-year increase in the voyage and other revenues, described above.

Gross Profit and Gross Spread on Marine Petroleum Products. Gross spread on marine petroleum products increased by $38.5 million, or 17.6%, to $257.0 million for the year ended December 31, 2011, compared to $218.5 million for the year ended December 31, 2010. The increase in our gross spread on marine petroleum products mainly resulted from the increased sales volume of marine fuel. The contribution of the gross profit on voyage and other revenues for the year ended December 31, 2011 was $3.5 million and $15.8 million, respectively, compared to $0.7 million and $8.1 million respectively, for the year ended December 31, 2010. Our gross spread per metric ton of marine fuel sold during the year ended December 31, 2011 increased by $3.0, or 14.3%, to $24.0, compared to $21.0 for the year ended December 31, 2010.  Gross spreads per metric ton do not generally increase or decrease proportionately with the price of marine fuel. Accordingly, gross spread on marine petroleum products, as a percentage of total revenues, decreased from 4.4% for the year ended December 31, 2010 to 3.7% for the year ended December 31, 2011. Gross spread on marine petroleum products and gross spread per metric ton of marine fuel sold are non-U.S. GAAP measures and should not be considered as alternatives to operating income, net income or other U.S. GAAP measures and may not be comparable to similarly titled measures of other companies. Please refer to "—Factors Affecting Our Results of Operations" for a reconciliation of gross spread on marine petroleum products to the most directly comparable U.S.GAAP measure.

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

Critical accounting policies are those that reflect significant judgments of uncertainties and potentially result in materially different results under different assumptions and conditions. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. These estimates would change in the future if they constantly deviate from the actual results or if the financial circumstances change. We have described below what we believe to be our most critical accounting policies, because they generally involve a comparatively higher degree of judgment in their application. For a description of all our significant accounting policies, see Note 2 to our consolidated financial statements included herein.

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

We transfer ownership of eligible trade accounts receivable to a third-party purchaser without recourse in exchange of cash. The factoring of trade accounts receivable under the agreement is accounted for as a sale. Proceeds from the transfer reflect the face value of the account less a discount. The receivables sold pursuant to this factoring agreement are excluded from trade accounts receivable on our consolidated balance sheets and are reflected as cash provided by operating activities on our consolidated statements of cash flows. We continue to service, administer and collect the receivables sold under this program. The third-party purchaser has no recourse to our assets for failure of debtors to pay when due.

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

We estimate the useful lives for our bunkering and in-land waterway tankers to be 30 years and 45 years, respectively, from the date of initial delivery to us from the shipyard.  Furthermore, we estimate the useful life of our floating storage facilities to be 30 years from the date of acquisition. Secondhand vessels are depreciated from the date of their acquisition through their remaining estimated useful lives.  We estimate the residual scrap values of our vessels to be $175 per light-weight ton. We form these estimates based on our experience and the prevailing practices of other companies in the bunkering and shipping industries.

An increase in the estimated useful life of a tanker or in its estimated residual value would have the effect of decreasing the annual depreciation charge and extending it into later periods. A decrease in the estimated useful life of a tanker or in its estimated residual value would have the effect of increasing the annual depreciation charge. A 20% decrease in the remaining estimated useful lives of our vessels would increase our depreciation charge for the year ended December 31, 2012 by $5.5 million.

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

The decline in our stock price such that the market capitalization was lower than the consolidated net book value indicated the need for an interim impairment assessment during the year ended December 31, 2012. We calculated the fair value of the reporting unit using the income approach. The income approach uses a discounted cash flow analysis based on our cash flow estimates. The most significant assumptions, which are subject to management's judgment, included those regarding revenue growth, capacity utilization, the future price of marine fuel products and the weighted average cost of capital (WACC) of approximately 7%.  These assumptions were used to determine the reporting unit's fair value at December 31, 2012. We determined that the fair value of the reporting unit of goodwill exceeded its book value and no impairment loss was recorded in the current or prior years presented.

Deferred Drydock Cost

Our vessels are generally required to be drydocked approximately every 30 to 60 months for major repairs and maintenance that cannot be performed while the vessels are operating. We capitalize the costs associated with drydockings as they occur and amortize these costs on a straight-line basis over the period between drydockings. Costs capitalized as part of the drydocking include actual costs incurred at the drydock yard and parts used in making such repairs that are reasonably made in anticipation of reducing the duration or cost of the drydocking; cost of travel, lodging and subsistence of our personnel sent to the drydocking site to supervise; and the cost of hiring a third-party to oversee a drydocking. We believe that these types of capitalized costs are consistent with practice among other companies in our industry that apply this method of accounting and that our policy of capitalization reflects the economics and market values of the vessels.

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

	Average Number of Vessels		Drydock Costs
Year Ended December 31	Bunkering	Non-bunkering	As Reported	As Incurred
			(in thousands of U.S. dollars)
2010	48.1	7.6	5,805	10,073
2011	56.3	9.3	7,112	9,920
2012	57.9	8.7	7,576	5,561

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

Our estimates of the frequency of required drydocking of our vessels have not changed in the past periods.  We do not expect these estimates to change in the future because we believe they will continue to accurately represent the frequency of drydocking inspections necessary for the maintenance of our vessels.

Recent Developments

On February 2, 2013, we sold and delivered the Aegean Tulip, a 4,853 dwt double bunkering tanker, to a third-party purchaser.  We sold the vessel for $1.7 million and recorded a loss of approximately $0.6 million in connection with the sale.

On February 25, 2013, we sold our interest in the land-based storage facilities in Panama to an unaffiliated third-party purchaser for $9.7 million.  Under a separate agreement with the purchaser, we simultaneously agreed to lease from the purchaser fuel storage facilities at the ports, with approximately 27,000 cubic meters capacity.

On February 26, 2013, we sold and delivered the Aeolos, a 84,040 dwt double-hull bunkering tanker which we used as a floating storage facility, to a third-party purchaser.  We sold the vessel for $6.3 million and recorded a loss of approximately $2.6 million in connection with the sale.

On March 11, 2013, Aegean Oil Terminal Corporation, our wholly-owned subsidiary, entered into a credit facility for an aggregate amount of $73.5 million with an international commercial bank to finance the construction of our new oil terminal in Fujairah.  The loan is repayable in quarterly installments beginning March 31, 2014 and bears interest at LIBOR plus a margin of 5.25%.

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

Our cash is primarily denominated in U.S. dollars because our sales of marine petroleum products are denominated in U.S. dollars. Our service centers pay their operating expenses in various currencies, primarily the Euro, the UAE dirham, the Gibraltar pound, the British pound, the Canadian dollar, the Jamaican dollar, and the Singapore dollar. Our treasury department transfers cash to our service centers monthly on an as-needed basis and, accordingly, we maintain low levels of foreign currency at our service centers.

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

As of December 31, 2012, we were not in compliance with the current ratio covenant contained in five of our credit facilities, which requires us to maintain a minimum current ratio of 1.10-to-one, while we maintained a current ratio of 1.07-to-one.  We were also not in compliance with the working capital covenant contained in one of our credit facilities, which requires us to maintain working capital of at least $75.0 million, while we maintained working capital of $51.9 million. In addition, we were not in compliance with the adjusted solvency ratio contained in one of our credit facilities, which requires our subsidiary, Aegean North West Europe NV, or ANWE, to maintain a ratio of adjusted net assets to adjusted balance sheet total of a minimum of 20%, while we maintained a ratio of 19.8%.  We have obtained waivers from our lenders for non-compliance with these covenants.

As of March 31, 2013, we were not in compliance with the current ratio covenant contained in four of our credit facilities.  We have obtained waivers from our lenders for non-compliance with these covenants.  We expect to be in compliance with these covenants in the future or, if required, obtain additional waivers from our lenders.

Credit Facilities

As of December 31, 2011 and 2012, we had the following outstanding loans:

Loan	Date	2011	2012
(in millions of U.S. dollars)

2011 Revolving Credit Facility Sub Limit	November 15, 2011	3.8	-
2010 Overdraft Facility	September 1, 2012	51.5	47.5
2010 Revolving Credit Facility	May 10, 2012	123.1	58.1
2010 ANWE Revolving Credit Facility	November 16, 2012	58.0	66.0
2010 Newbuilding Secured Loan Facility	April 1, 2010	7.0	6.6
2010 ANWE Acquisition Loan Facility	April 1, 2010	2.3	1.3
2010 Newbuilding ANWE Loan Facility	April 1, 2010	2.5	2.2
2009 Senior Secured Revolving Credit Facility	December 20, 2012	-	50.0
2009 Trade Credit Facility	July 1, 2012	102.9	92.1
2008 Renewed Senior Secured Credit Facility	January 31, 2013	123.0	118.3
2008 Overdraft Facility	June 29, 2012	9.9	8.0
2008 Secured Term Loan	June 29, 2012	8.5	6.3
2008 Newbuilding Secured Term Loan	April 24, 2008	32.7	30.7
2007 Newbuilding Secured Term Loan	July 5, 2007	38.2	34.0
First 2006 Newbuiding Secured Term Loan	February 10, 2006	22.6	19.8
2006 Newbuilding Secured Syndicated Term Loan	October 30, 2006	56.2	52.8
Second 2006 Newbuilding Secured Term Loan	October 27, 2006	14.8	13.6
Third 2006 Newbuilding Secured Term Loan	October 25, 2006	22.5	21.0
2005 Newbuilding Secured Syndicated Term Loan	August 30, 2005	27.4	24.9
		706.9	653.3

The above dates show the later of the date of the facility, the date of the most recent renewal or the date the loan was assumed by the Company.  The following is a summary of terms of our credit facilities:

2013 Fujairah Credit Facility.  On March 11, 2013, our subsidiary, Aegean Oil Terminal Corporation, as borrower, entered into a credit facility, which we refer to as our 2013 Fujairah Credit Facility, for an aggregate amount of $73.5 million with an international commercial bank to finance the construction of our new oil terminal in Fujairah.  The loan is repayable in quarterly installments beginning March 31, 2014 and bears interest at LIBOR plus a margin of 5.25%.

2011 Revolving Credit Facility Sub Limit. On November 15, 2011, we amended the 2009 Trade Credit Facility by acquiring an additional sub limit of up to $20.0 million, available for the construction of the new land-based storage terminal in Fujairah. The funds under this sub limit were disbursed against invoices provided by the various contractors involved in the construction of the terminal. The facility sub limit matured on May 15, 2012 and bore interest at a rate of the lender's cost of funds plus 5.0%.

2010 Overdraft Facility. On April 27, 2010, our subsidiary, ANWE, entered into an overdraft facility with a Belgian bank for an amount of up to $45.0 million and €500,000. The facility bears interest at 8.30%. In October, 2010, ANWE renewed this overdraft facility with a limit of $70.0 million and, on September 1, 2011, increased the limit to $80.0 million. Drawdowns under this facility are limited to a maximum of 90% of the accounts receivable accepted by the banks and credit-insured. The facility bears interest at LIBOR or EURIBOR plus 2.00% on drawdowns and at LIBOR or EURIBOR plus 2.50% on overdrafts. As of December 31, 2011 and December 31, 2012, we had an outstanding balance under this facility of $51.5 million and $47.5 million, respectively.

2010 Revolving Credit Facility. On June 7, 2010, our subsidiary, AMP, entered into an uncommitted credit facility with an international commercial lender for an amount up to $100.0 million and a term of one year. On June 21, 2011, we renewed this facility for an additional one-year term and increased the available amount to up to $200.0 million, and on May 10, 2012, we renewed this facility again for an additional one-year term. The renewed facility bears interest at LIBOR plus 2.4%. On February 15, 2013, we obtained a waiver from our lender from compliance with certain of the financial requirements under this facility. As of December 31, 2011 and December 31, 2012, we had an outstanding balance under this facility of $123.1 million and $58.1 million, respectively.

2010 ANWE Revolving Credit Facility. On April 1, 2010, in connection with the acquisition of ANWE, we assumed an overdraft facility with a Belgian bank in amount of up to $45.0 million. This facility was renewed in October 2010 to $55.0 million, in April 2011 to $70.0 million and in November 2012 to $80.0 million. Drawdowns under this facility are limited to a maximum of 90% of the accounts receivable accepted by the banks and credit-insured. On April 8, 2013, we obtained a waiver from our lender from compliance with a certain financial requirement under this facility. The facility bears interest at LIBOR plus 2.00% on drawdowns and 2.5% on overdrafts. As of December 31, 2011 and December 31, 2012, we had an outstanding balance under this facility of $58.0 million and $66.0 million, respectively.

2010 Newbuilding Secured Loan Facility. On April 1, 2010, we assumed a loan agreement with an international bank that was entered into on October 6, 2009 by ANWE and a third-party in an amount of €5.7 million to finance the new building Montana.  The facility bears interest at EURIBOR plus 1.26% and is repayable in quarterly installments of approximately €0.1 million. As of December 31, 2011 and December 31, 2012, the outstanding balance under this facility was $7.0 million and $6.6 million (or €5.4 million and €5.0 million), respectively.

2010 ANWE Acquisition Loan Facility. On April 1, 2010, in connection with our acquisition of ANWE, we assumed a loan agreement with a Belgian Bank in an aggregate amount of €4.0 million. This facility bears interest at EURIBOR plus 2.5%. As of December 31, 2011 and December 31, 2012, the outstanding balance under this facility was $2.3 million and $1.3 million (or €1.8 million and €1.0 million), respectively.

2010 Newbuilding ANWE Loan Facility. On April 1, 2010, in connection with our acquisition of ANWE, we assumed a loan agreement with a Belgian bank in an aggregate amount of €3.7 million to finance the construction of our double hull bunkering vessel, the Texas. This facility bears interest at a rate of 4.36%. This facility is renewable every five years and was last renewed on April 1, 2009. As of December 31, 2011 and December 31, 2012, the outstanding balance under this facility was $2.5 million and $2.2 million (or €1.9 million and €1.6 million), respectively.

2009 Senior Secured Revolving Credit Facility. On September 17, 2009, we entered into an annually renewable senior secured revolving credit facility with a bank for an amount of $50.0 million. On June 29, 2012, we extended this facility to September 30, 2012, and on December 20, 2012, we extended this facility to April 30, 2013.  This facility bears interest at 4.0%. As of December 31, 2011 and December 31, 2012, we had $0 million and $50.0 million outstanding under this facility, respectively.

2009 Trade Credit Facility. On November 19, 2009, our subsidiary, AMP, entered into an uncommitted trade credit facility, which we refer to as the 2009 Trade Credit Facility with an international commercial lender, for up to $100.0 million, with a sub-limit in an amount of $20.0 million, for short-term transit and storage financing. On May 23, 2011, and further on July 1, 2012, we renewed this facility to increase the amount to $220.0 million. This facility bears interest at LIBOR plus 2.50%. This facility is secured by, among other things, our assigned receivables and fuel oil and gas oil stored or to be stored in a storage facility acceptable to the lender and pledged in its favor. The maximum credit terms given to any individual counterparty may be 45 days from the date of the delivery of the products; the inventories may only be financed up to 30 days from the date such inventories are delivered to the storage facility; and the product to be stored and in transit may be financed up to 10 calendar days from the date of the bill of lading.  On February 19, 2013, we obtained a waiver from our lender from compliance with one of our financial requirements under this facility. As of December 31, 2011 and December 31, 2012, we had $102.9 million and $92.1 million outstanding under this facility, respectively.

2008 Renewed Senior Secured Credit Facility.  On September 30, 2008, as thereafter renewed, amended and supplemented, our subsidiary, AMP, entered into a revolving credit facility with a bank for an uncommitted amount of up to $100.0, with a credit limit of up to $210.0 million, consisting of a committed amount of $125.0 million and an uncommitted amount of up to $85.0 million. This facility bears interest at LIBOR plus 3.00%.  On February 26, 2013, we obtained a waiver from our lender from compliance with one of our financial requirements under this facility. On January 30, 2013, we extended this facility until May 30, 2013. As of March 31, 2013, we were not in compliance with the current ratio covenant contained in this credit facility, and on April 15, 2013, we obtained a waiver from our lender from compliance with this financial covenant. As of December 31, 2011 and December 31, 2012, we had $123.0 million and $118.3 million outstanding under this facility, respectively.

2008 Overdraft Facility.  On March 11, 2008, we entered into a one year, annually-renewable revolving overdraft facility with a bank in an amount of $20.0 million. On March 30, 2011, we amended this facility to reduce the amount to $10.0 million and on June 29, 2012 we amended this facility to reduce the amount to $8.0 million through April 30, 2013. This facility bears interest at LIBOR plus 6.0%. As of December 31, 2011 and December 31, 2012, we had $9.9 million and $8.0 million outstanding under this facility, respectively.

2008 Secured Term Loan. On July 8, 2008, we entered into a secured term loan facility with a bank for an amount of $15.0 million, which was amended on June 29, 2012. This facility bears interest at LIBOR plus 4% and is repayable in 20 equal consecutive quarterly installments plus a balloon payment of $5.0 million due at maturity. As of December 31, 2011 and December 31, 2012, we had $8.5 million and $6.3 million outstanding under this facility, respectively.

2008 Newbuilding Secured Term Loan.  On April 24, 2008, four of our vessel-owning subsidiaries, Kassos Navigation S.A., Tilos Navigation S.A., Halki Navigation S.A. and Symi Navigation S.A., as co-borrowers, jointly and severally, entered into a syndicated secured term loan with an international bank for an amount of $38.8 million to partially finance the construction costs of the vessels Kassos, Tilos, Halki and Symi. This loan bears interest at LIBOR plus 1.40%. As of March 31, 2013, we were not in compliance with the current ratio covenant contained in this credit facility, and on April 16, 2013, we obtained a waiver from our lender from compliance with this financial covenant. As of December 31, 2011 and December 31, 2012, we had $32.7 million and $30.7 million outstanding under this facility, respectively.

2007 Newbuilding Secured Term Loan.  On July 5, 2007, as thereafter amended and supplemented, five of our vessel-owning subsidiaries, Andros Marine Inc., Dilos Marine Inc., Ios Marine Inc., Aegean VII Shipping Ltd. and ANAFI Shipping (Pte.) Ltd., as co-borrowers, jointly and severally, entered into a secured credit facility for an aggregate amount of $37.6 million with an international commercial bank to finance the construction of five bunkering tankers, Andros, Dilos, Ios, Anafi and Sikinos, respectively. On September 12, 2008, we amended this facility and increased the loan amount to $43.2 million.  This loan bears interest at LIBOR plus 1.0%. As of December 31, 2011 and December 31, 2012, the outstanding balance under this facility was $38.2 million and $34.0 million, respectively.

First 2006 Newbuiding Secured Term Loan. On February 10, 2006, five of our vessel-owning subsidiaries, Milos Maritime Inc., Amorgos Maritime Inc., Kimolos Maritime Inc., Mykonos Maritime Inc. and Syros Maritime Inc., entered into a secured loan facility with an international commercial bank for an aggregate amount of $33.4 million to partially finance the construction costs of five double hull tankers, Milos, Amorgos, Kimolos, Mykonos and Syros, respectively. This loan bears interest at LIBOR plus 1.15% plus additional compliance costs. This loan is collateralized by a first priority mortgage over each of the vessels. On December 19, 2006, this facility was refinanced by a term loan (with identical terms and conditions) with the same bank.  As of December 31, 2011 and December 31, 2012, we had $22.6 million and $19.8 million outstanding under this facility, respectively.

2006 Newbuilding Secured Syndicated Term Loan.  On October 30, 2006, seven of our vessel-owning subsidiaries, Kerkyra Marine S.A., Ithaki Marine S.A., Cephallonia Marine S.A., Paxoi Marine S.A., Zakynthos Marine S.A., Lefkas Marine S.A. and Kythira Marine S.A., as co-borrowers, jointly and severally entered into a syndicated secured credit facility for an aggregate amount of $64.8 million with an international commercial bank to finance the construction of seven double hull oil tankers, the Kerkyra, Ithaki, Kefalonia, Paxoi, Zakynthos, Lefkas and Kythira, respectively. This loan bears interest at LIBOR plus 1.30%. As of March 31, 2013, we were not in compliance with the current ratio covenant contained in this credit facility, and on April 16, 2013, we obtained a waiver from our lender from compliance with this financial covenant. As of December 31, 2011 and December 31, 2012, the balance of this facility was $56.2 million and $52.8 million, respectively.

Second 2006 Newbuilding Secured Term Loan.  On October 27, 2006, two of our vessel-owning subsidiaries, Tasman Seaways Inc. and Santon Limited, as co-borrowers, jointly and severally, entered into a loan agreement with an international commercial bank for a term loan facility in an aggregate amount of $17.6 million to partially finance the construction costs of two double hull tankers, Kalymnos and Leros, respectively. The facility bears interest at LIBOR plus 1.15% on 70% of the principal amount and at LIBOR plus 1.25% on 30% of the principal amount.  As of December 31, 2011 and December 31, 2012, the outstanding balance under this facility was $14.8 million and $13.6 million, respectively.

Third Newbuilding 2006 Secured Term Loan. On October 25, 2006, three of our vessel-owning subsidiaries, Eton Marine Ltd., Benmore Services S.A. and Ingram Enterprises Co., as co-borrowers, jointly and severally entered into a syndicated secured credit facility for an aggregate amount of $26.3 million to partially finance the construction costs of three double hull tankers, the Patmos, Nisyros and Karpathos, respectively. This facility bears interest at LIBOR plus 1.30%.  As of March 31, 2013, we were not in compliance with the current ratio covenant contained in this credit facility, and on April 16, 2013, we obtained a waiver from our lender from compliance with this financial covenant. As of December 31, 2011 and December 31, 2012, the outstanding balance under this facility was $22.5 million and $21.0 million, respectively.

2005 Newbuilding Secured Syndicated Term Loan. On August 30, 2005, as amended, five of our vessel-owning subsidiaries, Kithnos Maritime Inc., Naxos Maritime Inc., Paros Maritime Inc., Santorini Maritime Inc. and Serifos Maritime Inc., as co-borrowers, jointly and severally, entered into a syndicated secured credit facility for an aggregate amount of $35.5 million with an international commercial bank to finance the construction of five bunkering tankers Kithnos, Naxos, Paros, Santorini and Serifos, respectively. The loan bears interest at LIBOR plus 1.55%. As of March 31, 2013, we were not in compliance with the current ratio covenant contained in this credit facility, and on April 16, 2013, we obtained a waiver from our lender from compliance with this financial covenant. As of December 31, 2011 and December 31, 2012, the outstanding balance under this facility was $27.4 million and $25.0 million, respectively.

Covenants

Our credit facilities generally contain financial covenants, which require us to maintain, among other things:

•	minimum net equity of between $175.0 to $180.0;

•	minimum market value adjusted net worth or book net worth of between $175.0 million and $410.0 million;

•	minimum solvency ratio on the statutory financial statements of our subsidiary ANWE of 20%;

•	minimum working capital of $50.0 million;

•	minimum interest coverage ratio of between 1.30-to-one and 1.60-to-one;

•	minimum current ratio of 1.15-to-one;

•	aggregate minimum liquidity of between $25.0 million and $30.0 million and minimum liquidity ratio of more than 0.50-to-one;

•	maximum ratio of total liabilities to total assets of between 0.70-to-one and 0.75-to-one; and

•	minimum consolidated leverage ratio of 0.75-to-one.

Our credit facilities also contain restrictions and undertakings, including, among other things:

•	the requirement to maintain the listing of our shares of common stock on the NYSE;

•	restrictions on our payment of dividends and distribution of assets

•	restrictions on our incurrence of debt;

•	the requirement to maintain a minimum value of collateral;

•	restrictions on our ability to merge or consolidate;

•	restrictions on our ability to acquire additional vessels;

•	restrictions on changes in our business activities; and

•	change of control restrictions.

Our secured credit facilities are generally secured by, among other things:

•	first priority mortgage over each of the pledged vessels in favor of each of our lenders;

•	assignments of earnings, insurances and requisition of compensation of each of the mortgaged vessels; and

•	corporate guarantees.

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

As of December 31, 2012, we were not in compliance with the current ratio covenant contained in five of our credit facilities, which requires us to maintain a minimum current ratio of 1.10-to-one, while we maintained a current ratio of 1.07-to-one.  We were also not in compliance with the working capital covenant contained in one of our credit facilities, which requires us to maintain working capital of at least $75.0 million, while we maintained working capital of $51.9 million. In addition, we were not in compliance with the adjusted solvency ratio contained in one of our credit facilities, which requires our subsidiary, ANWE, to maintain a ratio of adjusted net assets to adjusted balance sheet total of a minimum of 20%, while we maintained a ratio of 19.8%.  We have obtained waivers from our lenders for non-compliance with these covenants.

As of March 31, 2013, we were not in compliance with the current ratio covenant contained in four of our credit facilities.  We have obtained waivers from our lenders for non-compliance with this covenants, effective through June 30, 2013.

In addition, under the terms of our credit facilities, our payment of dividends or other payments to shareholders is subject to no event of default. See "Item 8. Financial Information—Dividend Policy."

Furthermore, certain of our credit facilities contain a cross-default provision that may be triggered by a default under one of our other credit facilities. The breaches described above constituted events of default under the applicable credit facilities and, absent the waivers with our lenders discussed above, together with the cross-default provisions in certain of our credit facilities, could have resulted in the lenders requiring immediate repayment of certain of our loans. A cross-default provision means that a default on one loan would result in a default on certain other loans. Because of the presence of cross-default provisions in certain of our credit facilities, the refusal of any one lender under our credit facilities to grant or extend a waiver could result in certain of our indebtedness being accelerated, even if our other lenders under our credit facilities have waived covenant defaults under the respective credit facilities. If our secured indebtedness is accelerated in full or in part, it would be very difficult in the current financing environment for us to refinance our debt or obtain additional financing and we could lose our vessels and other assets securing our credit facilities if our lenders foreclose their liens, which would adversely affect our ability to conduct our business.

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

Liquidity and Uses of Cash

Cash and cash equivalents, as of December 31, 2011 and 2012, amounted to $68.6 million and $77.2 million, respectively. The table below illustrates our working capital and working capital excluding cash and debt as of December 31, 2011 and 2012. Working capital is defined as current assets less current liabilities.

The marine fuel supply industry is capital intensive. The timing and levels of operational cash flows are important aspects of our business. Our periodic cash flows from operations are mainly dependent on our periodic working capital, excluding cash and debt. Accordingly, we use working capital excluding cash and debt to monitor changes in our operational working capital accounts such as trade receivables, inventories and trade payables, and to assess the current strength and to predict the future state of our cash flows from operations. Our periodic working capital excluding cash and debt is partly driven by our sales volume growth rates for the relevant periods. As a result, the higher the sales volume growth rates are, the larger the working capital investment needed to purchase and sell the increased quantities of fuel. A larger working capital investment decreases our operational cash flows for the relevant periods. Furthermore, significant period-on-period movement in the average outstanding days of our trade receivables, inventories and trade payables considerably impacts our periodic working capital excluding cash and debt positions and our operational cash flows. Finally, significant fluctuations in marine fuel prices materially affect our periodic working capital excluding cash and debt. A period-on-period increase in marine fuel prices increases the level of working capital investment needed to purchase the same quantity of marine fuel. Accordingly, we would have to increase our working capital investment at a multiple of the increase in marine fuel prices in order to increase our sales volumes.

	As of December 31,
	2011	2012

	(in thousands of U.S. dollars)

Working capital	201,181	53,044
Working capital excluding cash and debt	497,925	434,675

During the year ended December 31, 2012, our working capital, excluding cash (and restricted cash) and debt, decreased to $434.7 million as compared to $497.9 million as of December 31, 2011.  Our working capital, defined as current assets minus current liabilities, position as of December 31, 2012 decreased also to $53.0 million from $201.2 million as of December 31, 2011.

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

We also use our cash to fund the acquisition or construction costs of vessels and our land-based storage terminal in Fujairah, as well as to fund the maintenance cost of our vessels. The following table illustrates the cash paid for the acquisition and construction of vessels, the construction of the Fujairah terminal and the cash paid for drydocking of our vessels for the years ended December 31, 2010, 2011 and 2012.

	Year Ended December 31,
	2010	2011	2012
	(in thousands of U.S. dollars)
Payments for vessel acquisitions	26,576	453	-
Payments for vessel construction	59,568	22,751	2,303
Payments for drydocking	10,073	9,920	5,561
Payments for other fixed assets under construction	11,630	29,116	61,175

We do not anticipate any payments for vessel constuction in the coming years due to the completion of our newbuilding vessels. Currently, we have no bunkering tankers on order.

Currently, we intend to purchase only secondhand double hull bunkering tankers, which are generally more costly than secondhand single hull bunkering tankers. Payments for drydocking are expected to be in remain the same during the year 2013, since even though we increased the number of vessels in our fleet the last years we also dispose some of our older vessels.

Payments for other fixed assets under construction are expected to decrease during the year 2013 in connection with the estimated completion of the construction of our land-based storage facility in Fujairah.  The payments of the contractual amounts are made with the progress of the construction. The contractual obligations arising from signed contracts relating to this project amount to approximately $10.0 million for 2013.

We intend to fund the remaining capital commitments relating to the construction of the land-based storage facility in Fujairah using borrowings under our 2013 Fujairah Credit Facility. We intend to fund our growth strategy, which may include further acquisitions of additional vessels or investments in other energy-related projects using either cash on hand and cash flow from operations or new long-term bank debt.

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

Cash Flow

Net Cash Used In/Provided by Operating Activities

Net cash provided by operating activities was $122.3 million for the year ended December 31, 2012, as compared to $44.9 million that were used in operating activities for 2011. This increase was directly related to the decrease on the last 30 days average price of marine petroleum products and the timing of collections from customers and payment of suppliers. Our working capital excluding cash and debt decreased by $ 63.2 million, to a surplus of $434.7 million as of December 31, 2012, compared to a surplus of $497.9 million as of December 31, 2011.

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

Net Cash Used In/Provided by Investing Activities

Net cash used in investing activities was $58.2 million for the year ended December 31, 2012. During the period, we paid $2.3 million as milestone payments under our newbuilding and engineering contracts and $62.4 million for the construction of our storage facility in Fujairah. Furthermore, we received net cash consideration of $8.9 million for the sale of our tankers, the Fos II, Vera, Hope and Aegean Star.

Net cash used in investing activities was $45.6 million for the year ended December 31, 2011. During the period, we paid $22.8 million as milestone payments under our newbuilding and engineering contracts and $29.1 million for the construction of our storage facility in Fujairah. Furthermore, we paid $1.5 million to assume a concession agreement in Panama, while we received net cash consideration of $8.5 million for the sale of our tankers, the Ouranos, Aegean VII, and Star Blender.

Net Cash Used In/Provided by Financing Activities

Net cash used in financing activities was $57.1 million for the year ended December 31, 2012, mainly due to repayments of $27.5 million under our short-term credit facilities provided by marine petroleum sales to our customers and additional schedule repayments of $26.1 million on our long-term debt. Furthermore, during the year ended December 31, 2012, we paid capital lease and financing costs $1.7 million, while we declared and paid dividends of $1.9 million to our shareholders.

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

Not applicable.

D.           Trend information.

During the year ended December 31, 2012, our sales volume of marine fuel decreased by 0.2%, as compared to the prior year, which was mainly due to reduced sales of marine fuel in Singapore.

We took delivery of one double-hull bunkering tanker newbuilding and sold three double-hull and one single-hull vessels. The sale of our older vessels will drive down our operating expense structure and increase the utilization of our fleet. In 2012, we commenced our physical supply operations in Hong Kong and we plan to expand our operations in new markets during 2013 and further diversify revenue and enhance flexibility.

In addition to our bunkering operations, we market and distribute marine lubricants under the Alfa Marine Lubricants brand. Starting 2011, we have currently built up an extensive production and distributing network in major and minor worldwide ports for our brand. Within 2013, we will continue expanding our branded supply and we expect the sales volumes to increase, as we are constantly getting bigger market share.

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

F.           Tabular disclosure of contractual obligations.

Contractual Obligations and Commercial Commitments

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2012:

	Within One Year	One to Three Years	Three to Five Years	More than Five Years	Total
	(in millions of U.S. dollars)
Long-term bank debt (excluding interest)	144.0	37.0	41.3	109.2	331.5
Capital lease	1.3	0.4	-	-	1.7
Capital expenditures	10.0	-	-	-	10.0
Operating lease commitments	14.3	27.9	25.6	162.3	230.1
Interest on long-term bank debt (1)	6.5	9.0	7.5	5.4	28.4
Minimum purchase commitments (2)	265.3	331.6	-	-	596.9
Total	441.4	405.9	74.4	276.9	1,198.6

(1)
Our long-term bank debt outstanding as of December 31, 2012 bears variable interest at margin over LIBOR. The calculation of variable rate interest payments is based on an actual weighted average rate of 2.41% for the year ended December 31, 2012, adjusted upward by 10 basis points for each year thereafter.

(2)
In the normal course of business, we have entered into long-term contracts with reputable suppliers, such as government refineries or major oil producers. The contractual commitments set forth in the above table include the minimum purchase requirements in our contract with Aegean Oil. The minimum purchase requirements provided for in our contract with Aegean Oil have been calculated by multiplying the minimum monthly volumes of marine fuel specified in the contract by an indicative market price based on quoted PLATTS prices as of December 31, 2012.

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

Name	Age	Position
Peter C. Georgiopoulos	52	Chairman of the Board, Class B Director
Yiannis N. Papanicolaou	61	Class A Director
Konstantinos D. Koutsomitopoulos	45	Class A Director
John P. Tavlarios	51	Class B Director
Spyridon Fokas	58	General Counsel and Corporate Secretary, Class B Director
George Konomos	74	Class C Director
E. Nikolas Tavlarios	50	President and Principal Executive Officer
Dimitris Melisanidis	62	Head of Corporate Development
Spyros Gianniotis	52	Chief Financial Officer
Apostolos Rizakos	63	Managing Director, Aegean Marine Petroleum S.A.
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

Yiannis N. Papanicolaou has served as a member of our board of directors since December 2006.  Mr. Papanicolaou serves as the chairman of our compensation committee and a member of our audit and nominating and corporate governance committees. Since 2004, Mr. Papanicolaou has been an independent consultant to various companies. From 1998 to 2004, Mr. Papanicolaou served as Director General of the International Center for Black Sea Studies and from 1997 to 2005 as Alternate Governor of Greece at the Black Sea Trade and Development Bank. Between 1989 and 1996, Mr. Papanicolaou was employed as an independent consultant to various companies. Prior to that, Mr. Papanicolaou had a career in government where he served, among other positions, as Chief Economic Advisor to the Prime Minister of Greece, Chairman of the Council of Economic Advisors to the Ministry of National Economy and Special Advisor to the Minister of Foreign Affairs of the Hellenic Republic. Mr. Papanicolaou has studied economics at the National University of Athens, the London School of Economics and the London Graduate School for Business Studies.

Konstantinos D. Koutsomitopoulos has served as a member of our board of directors since May 2008.  Mr. Koutsomitopoulos also serves as chairman of our nominating and corporate governance committee and a member of our audit and compensation committees. Mr. Koutsomitopoulos currently serves as an independent consultant to various companies. From October 2004 to May 2007, Mr. Koutsomitopoulos was employed at Diana Shipping Inc., a publicly traded company with shares listed on the New York Stock Exchange. While at Diana, he served as President and Head of Corporate Development from March 2006 to May 2007, and as Chief Financial Officer and Treasurer from February 2005 to March 2006. Mr. Koutsomitopoulos joined Pegasus Shipping Inc. in 1992. From 1997 to 2003, he was responsible for chartering, sales and purchasing and assisting in financing activities of the company, holding the positions of Chief Executive Officer and, subsequently, Director. Mr. Koutsomitopoulos holds a bachelor's degree in economics from the University of Athens and a master's degree in shipping, trade and finance from City University Business School in London.

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

George Konomos has served as a member of our board of directors and as the chairman of our audit committee since November 2008. Mr. Konomos is also a member of our compensation committee.  Currently, Mr. Konomos is a Senior Advisor with Latigo Partners L.P., an alternative asset manager, which he joined in 2005, and serves on the Board of Directors of General Maritime Corporation. From 2000 to 2005, Mr. Konomos was the Co-Portfolio Manager at Mellon-HBV Rediscovered Opportunities Fund.  Mr. Konomos' experience prior to joining Mellon-HBV includes 11 years as an Investment Manager at Baker Nye Investments, service as a senior advisor to the World Bank on privatizations and financial restructurings of state-owned companies and a 14-year career in investment banking at Lehman Brothers and Samuel Montague & Co.  Mr. Konomos is also a director of General Maritime Corporation, a company with shares listed on the New York Stock Exchange. Mr. Konomos holds a bachelor's degree in economics from the University of Arizona, a master's degree in economics from American University and a juris doctor degree from George Washington University Law School.

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

B.           Compensation

The aggregate annual compensation paid to our executive officers for the year ended December 31, 2012 was $1.4 million. We also paid $0.4 million to our non-executive directors during the year ended December 31, 2012. Furthermore, our executive officers and directors received an aggregate of 285,000 nonvested shares pursuant to our equity incentive plan during the year ended December 31, 2012. In addition, each director is reimbursed for out-of-pocket expenses incurred attending any meeting of the board of directors or any committee of the board of directors. We do not maintain a medical, dental or retirement plan for our directors. Officers who also serve as directors do not receive additional compensation for their services as directors.

C.           Board Practices

Our board of directors is comprised of the seven directors named above. Our board of directors is divided into three classes, Class A, Class B and Class C, as nearly equal in number as possible, with each director serving a three-year term and one class being elected at each year's annual meeting of shareholders. The term of our Class A directors expires in 2013, the term of our Class B directors expires in 2014 and the term of our Class C directors expires in 2015.

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

Audit Committee

Our audit committee is comprised of three independent members of our board of directors. The committee is responsible for, among other things, making recommendations concerning the engagement of our independent public accountants, reviewing with the independent public accountants the plans and results of the audit engagement, approving professional services provided by the independent public accountants, reviewing the independence of the independent public accountants, considering the range of audit and non-audit fees and reviewing the adequacy of our internal accounting controls.  Our audit committee is comprised of Messrs. Konomos, Koutsomitopoulos and Papanicolaou. Mr. Konomos serves as the chairman of the audit committee.

Compensation Committee

Our compensation committee is comprised of three independent members of our board of directors. The committee is responsible for determining compensation for our executive officers and other employees and administering our compensation programs. Our compensation committee is comprised of Messrs. Papanicolaou, Koutsomitopoulos and Konomos. Mr. Papanicolaou serves as the chairman of the compensation committee.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee is comprised of three independent members of our board of directors. The committee is responsible for identifying and recommending qualified candidates for board membership to the board of directors. Our nominating and corporate governance committee is comprised of Messrs. Koutsomitopoulos, Konomos and Papanicolaou. Mr. Koutsomitopoulos serves as the chairman of the nominating and corporate governance committee.

D.           Employees

The following table reflects the number of our crews and salaried employees for the periods indicated.

	Year Ended December 31,
	2010	2011	2012

Shipboard personnel	819	873	845
Shoreside personnel	272	364	368
Total	1,091	1,237	1,213

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

Equity Incentive Plan

We have adopted an equity incentive plan, which we refer to as the Plan, under which our officers, key employees and directors may be eligible to receive options to acquire shares of common stock. We have reserved a total of 4,053,500 shares of common stock for issuance under the Plan. The compensation committee of our board of directors administers the Plan. Under the terms of the Plan, the compensation committee of may grant new options exercisable at a price per common share to be determined by our board of directors but in no event less than fair market value as of the date of grant. The Plan also permits our compensation committee to award restricted stock, restricted stock units, non-qualified stock options, stock appreciation rights, dividend equivalent rights, unrestricted stock, and performance shares. The Plan expires in December 2016, or ten years from the completion of our initial public offering.  As of December 31, 2012, we granted an aggregate of 1,662,036 restricted shares pursuant to the Plan to certain of our employees, executive officers and directors.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

A.           Major shareholders.

The following table presents certain information regarding (1) the beneficial owner of more than 5% of the shares of common stock and (2) the total amount of common stock beneficially owned by all of our directors and executive officers, other than Messrs. Melisanidis, Georgiopoulos and John Tavlarios, as a group in each case as of April 15, 2013.

Name	Number	Percentage
Dimitris Melisanidis (1)	10,278,031	22.0%
Peter C. Georgiopoulos	4,795,250	10.3%
John P. Tavlarios (2)	1,111,444	2.4%
Rima Senvest Management, LLC (3)	4,361,345	9.4%
Other directors and executive officers as a group	442,149	*
_________________
*	Less than 1%
(1)	Mr. Melisanidis beneficially owns 265,000 shares in his individual capacity and 10,088,031 shares through Leveret International Inc., a Liberian corporation controlled by Mr. Melisanidis.
(2)	Includes shares owned by a trust for the benefit of members of Mr. Tavlarios's family.
(3)
The beneficial ownership is based on the latest available filing made with the SEC on Schedule 13G on February 14, 2013, which reported shared voting and dispositive power over the shares with Richard Mashaal. The business addresses of Rima Senvest Management, LLC and Richard Mashaal, as reported on the Schedule 13G filed with the SEC on February 14, 2013, is 110 East 55th Street, Suite 1600, New York, New York 10022 and c/o Rima Senvest Management, LLC, 110 East 55th Street, Suite 1600, New York, New York 10022, respectively.

Our principal shareholders will have the same voting rights as other holders of our shares of common stock.

As of April 15, 2013, we had 87 shareholders of record, 10 of which were located in the United States and held an aggregate of 45,817,228 shares of our common stock, representing 94.3% of our outstanding shares of common stock. However, one of the U.S. shareholders of record is Cede & Co., a nominee of The Depository Trust Company, which held 33,711,668 shares of our common stock, as of April 15, 2013. Accordingly, we believe that the shares held by Cede & Co. include shares of common stock beneficially owned by both holders in the United States and non-U.S. beneficial owners. We are not aware of any arrangements the operation of which may at a subsequent date result in our change of control.

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

During the years ended December 31, 2010, 2011, and 2012 we purchased marine petroleum products from Aegean Oil in the amount of $303.6 million, $405.0 million and $458.1 million respectively.

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

Bareboat Charters.  On July 31, 2008, we entered into bareboat charters with Aegean Oil for the charter of Aegean III, Aegean VIII, Aegean XII, Aegean Rose, Aegean Daisy, Aegean Breeze I, Aegean Tiffany, Aegean Ace and Aegean Orion. Under the bareboat agreements, Aegean Oil paid us a bareboat fee of $500 per vessel, per day. These agreements were terminated on June 1, 2010. During the year ended December 31, 2010, we received $0.6 million in bareboat payments from Aegean Oil, respectively.

Storage Facility. As of April 5, 2010, Aegean Oil and our subsidiary, Aegean Gas, owner of the vessel Mediterranean, signed an agreement so that Aegean Oil could use the Mediterranean as a storage facility upon a rate of €35,000 per month. For the years ended December 31, 2011 and 2012, our revenue under this contract was $0.6 and $0.5 million, respectively.

Aegean Shipping Management S.A.

We conduct transactions with Aegean Shipping Management and certain vessel-owning companies, or collectively Aegean Shipping, which are related companies owned and controlled by members of Mr. Melisanidis' family. Mr. Melisanidis may also be deemed a control person of Aegean Shipping for U.S. securities law purposes, but Mr. Melisanidis disclaims such control. Aegean Shipping is the owner and operator of an international shipping fleet tankers which are chartered out in the international spot markets. Aegean Shipping is managed by a full-time executive team and has no common management with us. Aegean Shipping purchases marine fuel and lubricants from us. Our sales of marine petroleum products to Aegean Shipping for the years ended December 31, 2010, 2011, and 2012 amounted to $7.6 million, $8.6 million and $7.1 million, respectively.

Vessel Sales and Purchases. On October 14, 2009, our subsidiary, Aegean Ostria Maritime Company, entered into a memorandum of agreement with Aegean Gas Maritime Company, a company owned and controlled by members of the family of Mr. Melisanidis, for the purchase of a 20,000 dwt double hull bunkering barge, the Mediterranean, to be used as a floating storage facility. The purchase price of the vessel was $17.0 million, which was determined by disinterested members of our board of directors to be no greater than it would have been with a third-party on an arm's length basis at the time we entered into the memorandum of agreement. The acquisition was completed on February 25, 2010 by the Company acquiring the shares of Aegean Gas Maritime Company.

Leveret International Inc. and AMPNInvest LLC

Registration Rights Agreement.  On December 13, 2006, we entered into a registration rights agreement with Leveret and AMPNInvest, our then-existing shareholders, pursuant to which we granted Leveret and AMPNInvest, and certain of its transferees, the right, under certain circumstances and subject to certain restrictions, including restrictions included in the lock-up agreements, to require us an aggregate of three times to register under the Securities Act shares of our common stock held by Leveret and Messrs. Georgiopoulos and John Tavlarios, AMPNInvest's successors-in-interest. Under the registration rights agreement, Leveret and Messrs. Georgiopoulos and John Tavlarios have the right to request us an aggregate of three times to register the sale of shares held by each of them on their behalf and may require us to make available shelf registration statements permitting sales of shares into the market from time to time over an extended period. In addition, Leveret and Messrs. Georgiopoulos and Tavlarios have the ability to exercise certain piggyback registration rights. All expenses relating to registration will be borne by the Company. Currently, Leveret owns 10,278,031 common shares and Messrs. Georgiopoulos and John Tavlarios own respectively 4,795,250 and 1,111,444 common shares entitled to these registration rights.

Aegean V

Bunkering Agreement. During the year ended December 31, 2011, we employed two of our vessels, the Amorgos and the Karpathos, under agreements with Aegean V, which is owned and controlled by relatives of Mr. Dimitris Melisanidis. Mr. Melisanidis may also be deemed a control person of Aegean V for U.S. securities law purposes, but Mr. Melisanidis disclaims such control. Under these agreements, we earn revenue based on the distance our vessels travel and the volumes they transport. For the years ended December 31, 2011 and 2012, our aggregate revenue under these contracts was $7.0 million and $8.1 million, respectively.

General Maritime Corporation

Sale of Marine Petroleum Products to General Maritime Corporation. General Maritime, a tanker company, purchases marine fuel and lubricants from us. Mr. Georgiopoulos, the Chairman of our board of directors and our shareholder, serves as Chairman of the board of directors of General Maritime, Mr. John Tavlarios, our director and shareholder, is the President, Chief Executive Officer and a member of the board of directors of General Maritime and Mr. Konomos, our director, is a member of the board of directors of General Maritime. Our sales of marine petroleum products to General Maritime for the years ended December 31, 2010, 2011, and 2012 amounted to $30.0 million, $38.7 million and $30.6 million, respectively.

Melco S.A.

During the year ended December 31, 2010, 2011 and 2012, we sold to Melco S.A., a company owned and controlled by members of Mr. Melisanidis' family, marine petroleum products in the amount of $4.1, $0 and $4.6 million. During the years ended December 31, 2012, we also purchased from Melco S.A. marine petroleum products of amount $2.6 million.

Other Related Parties

Office Lease. We lease our head offices at 10, Akti Kondili, Piraeus, 18545 from Aegean Warehouse, which is owned and controlled by members of the family of Mr. Dimitris Melisanidis. Mr. Melisanidis may also be deemed a control person of Aegean Warehouse for U.S. securities law purposes, but Mr. Melisanidis disclaims such control. We pay a monthly rate of approximately $60,000 under the rental agreement, which expires on March 2023. During the year ended December 31, 2011, and 2012,we paid approximately $0.8 and $0.7 million under the agreement.

We also lease an office at 299 Park Avenue, New York, New York 10171, from General Maritime, which expires on April 30, 2013. We pay an average monthly rental, which includes services that General Maritime provides for us, of approximately $2,500.

Legal Services. We have retained Mr. Spyridon Fokas, our director, general counsel and corporate secretary to provide legal services from time to time. The legal services rendered by Mr. Fokas' firm included advice on general corporate formation matters as well as ship and corporate financings.

Jamaica Property.  In January 2010, we purchased a property in Jamaica from companies owned and controlled by members of Mr. Melisanidis' family, to be used as a land-based storage facility. The purchase price for the property, $9.8 million, was determined by the disinterested members of our board of directors to be no less than we could have obtained from a third-party.  We are currently holding this asset for strategic opportunity for purposes of either development or sale.

Fujairah in-land storage facility: In July 2010, Mr. Melisanidis, our founder and Head of Corporate Development, transferred to us, for no consideration, all of the shares of Aegean Oil Terminal Corporation, a company that possesses a 25-year terminal lease agreement with the Municipality of Fujairah.  The lease agreement can be automatically renewed for an additional 25 years and is assumed for the construction of in-land storage facility in the UAE. We expect to complete the construction of the new facility by the end of 2013. The estimated total cost of the facility is $110.0 million, of which we have paid $99.6 million and have remaining contractual obligations of approximately $10.0 million during 2013. We intend to finance the payment of these amounts with our 2013 Fujairah Credit Facility.

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

In November 2005, an unrelated party filed a declaratory action against one of our subsidiaries before the First Instance Court of Piraeus, Greece. The plaintiff asserted that he was instrumental in the negotiation of the Company's eight-year Fuel Purchase Agreement with a government refinery in Jamaica and sought a judicial affirmation of his alleged contractual right to receive a commission of $1.00 per metric ton of marine fuel over the term of the contract. In December 2008, the First Instance Court of Piraeus dismissed the plaintiff's action as vague and inadmissible, however we appealed that decision on the grounds that there was no contract between us and the plaintiff and that the court lacked jurisdiction. While the action was pending in Greece, the plaintiff commenced a new action involving the same cause of action before the Commercial Court of Paris, France, which dismissed that action in June 2009.  The plaintiff's appeal of the dismissal was denied by the Paris Court of Appeal in February 2010.  In January 2012, the plaintiff commenced a new action relating to the same allegations before the Commercial Court of Paris, which was dismissed on June 27, 2012 in favor of the competence and jurisdiction of the Greek courts. In July 2012, the plaintiff filed a "contredit," an appeal procedure under French law. We believe that this matter fails for lack of jurisdiction and is unwarranted and lacking in merit.  We believe that the outcome of this lawsuit will not have a material effect on our operations and financial position.

In January 2010, a former director of our Ghanaian subsidiary and a company controlled by him, commenced an action in Ghana against two of our subsidiaries for alleged wrongful termination of such director's directorship and deprivation of an opportunity to hold 70% shares in an oil trading company and 30% shares in a shipping agency allegedly agreed to be formed by the parties. The plaintiffs are seeking payment of office rent for approximately 17 months and damages for breach of trust, extreme mental anguish, pain and suffering, and loss of earnings.  Subsequently, the plaintiffs filed a modified claim seeking to join the Company as a third defendant. In November 2011, the High Court of Justice of Commercial Division in Accra, Ghana, issued its plaintiffs' motion and dismissed same. Although we believe that the plaintiffs' claims are unwarranted, we are pursuing a final settlement of the dispute which we believe will have no material effect on our financial position.

We are involved in litigation and administrative proceedings primarily arising in the normal course of our business. In the opinion of management, our liability, if any, under any other pending litigation or administrative proceedings, even if determined adversely, would not materially affect our financial condition, results of operations or cash flows.

Dividend Policy

Our policy is to pay regular cash dividends on a quarterly basis on shares of our common stock so long as we have sufficient capital or earnings to do so. While we cannot assure you that we will continue to do so in the future, and subject to, among other things, legal requirements, our ability to obtain financing on terms acceptable to us and our ability to satisfy financial covenants contained in our financing arrangements, we paid dividends of $0.01 per share in March, June, September and December 2012 for the fourth quarter of 2011 and the first, second and third quarters of 2012, respectively. In March 2013, we paid a dividend of $0.01 per share with respect to the fourth quarter of 2012. We anticipate retaining most of our future earnings, if any, for use in our operations and the expansion of our business. Any further determination as to dividend policy will be made by our board of directors and will depend on a number of factors, including the requirements of Marshall Islands law, our future earnings, capital requirements, financial condition and future prospects and such other factors as our board of directors may deem relevant.

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

B.           Significant Changes.

There have been no significant changes since the date of the annual consolidated financial statements included in this report.

ITEM 9.	OFFER AND THE LISTING

A.           Offer and Listing Details.

Shares of our common stock commenced trading on the NYSE on December 8, 2006 under the symbol "ANW."

The following table sets forth the high and low closing prices of our shares of common stock on the NYSE for the periods indicated below.

For the Fiscal Year Ended	High	Low
December 31, 2008	$44.17	$7.93
December 31, 2009	$28.04	$13.25
December 31, 2010	$33.93	$8.74
December 31, 2011	$12.82	$3.73
December 31, 2012	$7.93	$4.34

For the Quarter Ended
March 31, 2011	$12.82	$7.34
June 30, 2011	$9.21	$6.72
September 30, 2011	$7.22	$4.01
December 31, 2011	$5.91	$3.73
March 31, 2012	$7.46	$4.30
June 30, 2012	$7.85	$4.34
September 30, 2012	$7.33	$5.28
December 31, 2012	$6.31	$4.50
March 31, 2013	$7.66	$5.73

For the Month:
October 2012	$6.31	$5.41
November 2012	$5.60	$4.50
December 2012	$5.28	$4.77
January 2013	$6.98	$5.73
February 2013	$7.66	$6.27
March 2013	$6.95	$6.25
April 2013*	$6.54	$5.82

*Through April 15, 2013.

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

B.           Memorandum and Articles of Association.

Our amended and restated articles of incorporation and bylaws have been filed as exhibits 3.1 and 3.2, respectively, to the Registration Statement on Form F-1 (Registration No. 333-129768), declared effective by the SEC on December 7, 2006.  Information regarding the rights, preferences and restrictions attaching to each class of our common shares is described in section entitled "Description of Capital Stock" in our Registration Statement on Form F-3 (Registration No. 333-162935), declared effective by the SEC on February 12, 2010, and is incorporated by reference herein, provided that since the date of such Registration Statement, our total issued and outstanding common shares has increased to 46,621,399 as of April 15, 2013.

Stockholders Rights Agreement

We entered into a Stockholders Rights Agreement, or the Agreement, with Computershare Trust Company, N.A., as Rights Agent, as of August 14, 2009. Under the Agreement, we declared a dividend payable of one preferred stock purchase right, or Right, for each outstanding share of our common stock, to our stockholders of record at the close of business on August 14, 2009. Each Right entitles the registered holder to purchase from us a unit consisting of one one-thousandth of a share of our Series A Participating Preferred Stock, par value $0.01 per share. The Rights will separate from the common stock and become exercisable after the earlier of (1) the 10th day (or such later date as determined by our board of directors) after public announcement that a person or group acquires ownership of 15% or more of shares of our common stock or (2) the 10th business day (or such later date as determined by our board of directors) after a person or group announces a tender or exchange offer, which would result in that person or group holding 15% or more of shares of our common stock. On the distribution date, each holder of a Right will be entitled to purchase for $100, or the Exercise Price, a fraction (1/1000th) of one share of our Series A Participating Preferred Stock, which has similar economic terms as one share of our common stock.

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

In addition, in October 2011, we entered into a short-term trade accounts receivable factoring agreement. Under this agreement, we transfer ownership of eligible trade accounts receivable to a third-party purchaser without recourse in exchange for cash. The third-party purchaser has no recourse to our assets for failure of debtors to pay when due. This contract was renewed on November 14, 2012.

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

E.           Taxation.

The following is a discussion of the material Greek, Marshall Islands, Liberian, Belgium, Canadian and U.S. federal income tax consequences to our Company and to a ''U.S. Holder'' and a ''Non-U.S. Holder'', as each term is defined below. This discussion does not purport to deal with the tax consequences of owning common stock to all categories of investors, some of which, such as dealers in securities, investors whose functional currency is not the U.S. dollar and investors that own, actually or under applicable constructive ownership rules, 10% or more of our common stock, may be subject to special rules. This discussion deals only with shareholders who own the common stock as a capital asset. Moreover, this discussion is based upon laws, regulations and other authorities in effect as of the date hereof, all of which are subject to change, possibly with retroactive effect. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under U.S. federal, state, local and foreign law of the ownership of shares of our common stock.

Greek Tax Considerations

AMP has established an office in Greece which provides services to AMP and AMP's office in Cyprus. Under the laws of Greece, and in particular under Greek Law 3427/2005, the income of AMP's Greek office is calculated on a cost plus basis on expenses incurred by that office. The Greek Ministry of Economy and Finance had determined that the profit margin applicable to AMP is 5% in relation to the period 2006 to 2010. This determination is subject to periodic review every five years. The profit margin set by the Greek Ministry of Economy and Finance for the period 2011 to 2015 is 5.42%. AMP's income, as calculated by applying the applicable profit margin, is subject to Greek corporate income tax at the rate of 25% for fiscal year 2008 and 2009, 24% for fiscal year 2010 and 20% for the fiscal years 2011 and 2012. The corporate income tax rate increased to 26% for the 2013 fiscal year. All expenses to which the profit margin applies are deducted from gross income for Greek corporate income tax purposes. Accordingly, under Greek Law 3427/2005, as currently applied to us, we expect that AMP will continue to have no liability for any material amount of Greek income tax.

Additionally, according to new tax legislation ratified on January 11, 2013, all vessels with a non- Greek flag, which are managed by Greek or foreign ship management companies established in Greece, will bear tonnage tax on the basis of the gross tonnage and age of the vessel as from January 1, 2013. We do not expect our vessels will incur material tax liabilities as a result of this new legislation.

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

Belgium Tax Considerations

Our operations in Belgium, through our subsidiaries Aegean Bunkers at Sea NV, or ABAS, and ANWE, are subject to Belgium income taxation.  For the year ended December 31, 2012, our operations in Belgium were taxed at a rate of 33.99%. Please see Note 26 to our financial statements included herein for further discussion on our tax liability in Belgium.

Canada Tax Considerations

Our operations in Canada, through our subsidiary ICS Petroleum, are subject to Canada income taxation.  For the year ended December 31, 2012, our operations in Montreal were taxed at a rate of 28.4% and our operations in Vancouver were taxed at a rate of 26.5%. Please see Note 26 to our financial statements included herein for further discussion on our tax liability in Canada.

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

Dividends paid on our common stock to a U.S. Holder who is an individual, trust or estate, or a U.S. Individual Holder, will generally be treated as "qualified dividend income" that is taxable to such U.S. Individual Holder at preferential tax rates provided that: (1) the common stock is readily tradable on an established securities market in the United States (such as the NYSE on which our common stock is traded); (2) we are not a "passive foreign investment company" for the taxable year during which the dividend is paid or the immediately preceding taxable year (which we do not believe we are, have been or will be); (3) the U.S. Individual Holder has owned the common stock for more than 60 days in the 121-day period beginning 60 days before the date on which the common stock becomes ex-dividend; and (4) the U.S. Individual Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. There is no assurance that any dividends paid on our common stock will be eligible for these preferential rates in the hands of a U.S. Individual Holder. Any dividends paid by us that are not eligible for these preferential rates (including dividends paid to U.S. Holders other than U.S. Individual Holders) will be taxed as ordinary income.

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

Sale, Exchange or Other Disposition of Common Stock

A U.S. Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our common stock in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder's tax basis in such common stock. Subject to the discussion under the heading "Passive Foreign Investment Company" below, such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder's holding period of the common stock is greater than one year at the time of the sale, exchange or other disposition; otherwise it will be treated as short-term capital gain or loss. Long-term capital gains of a U.S. Individual Holder are taxable at preferential tax rates under current law.  Such capital gain or loss will generally be treated as U.S. source income or loss, as applicable, for U.S. foreign tax credit purposes. A U.S. Holder's ability to deduct capital losses is subject to certain limitations.

3.8% Tax on Net Investment Income

For taxable years beginning after December 31, 2012, a U.S. Holder that is an individual, estate, or, in certain cases, a trust, will generally be subject to a 3.8% tax on the lesser of (1) the U.S. Holder's net investment income for the taxable year and (2) the excess of the U.S. Holder's modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals is between $125,000 and $250,000).  A U.S. Holder's net investment income will generally include distributions made by us which constitute a dividend for U.S. federal income tax purposes and gain realized from the sale, exchange or other disposition of our common stock.  This tax is in addition to any income taxes due on such investment income.

If you are a U.S. Holder that is an individual, estate or trust, you are encouraged to consult your tax advisors regarding the applicability of the 3.8% tax on net investment income to the ownership and disposition of our common stock.

Passive Foreign Investment Company

A foreign corporation will be treated as a "passive foreign investment company," or a PFIC, for U.S. federal income tax purposes if 75% or more of its gross income consists of certain types of "passive income" or 50% or more of its assets produce or are held for the production of such "passive income." If a corporation owns at least 25% (by value) of the shares of another corporation, it is treated for purposes of these tests as owning a proportionate share of the assets of the other corporation and as receiving directly a proportionate share of the other corporation's income. "Passive income," for this purpose, generally includes dividends, interest, royalties, rents and gains from commodities and securities transactions. We presently believe that we are not a PFIC and do not anticipate becoming a PFIC. This is, however, a factual determination made on an annual basis based on our activities, income and assets, among other factors, and is subject to change.

If we are classified as a PFIC, a U.S. Holder of our common stock could be subject to increased U.S. federal income tax liability upon the sale or other disposition of our common stock or upon the receipt of amounts treated as "excess distributions." Under these rules, the excess distribution and any gain upon a sale of our common stock would be allocated ratably over the U.S. Holder's holding period for the common stock, and the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which we were a PFIC would be taxed as ordinary income in the current taxable year. The amounts allocated to each of the other taxable years would be subject to tax at the highest marginal rates on ordinary income in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed tax deferral benefit would be imposed on the resulting tax liability as if such tax liability had been due with respect to each such other taxable year. In addition, shareholders of a PFIC may not receive a "step-up" in tax basis on common stock acquired from a decedent.  In addition, a U.S. Holder would be required to file annual information returns with the U.S. Internal Revenue Service, or the IRS, if we were to be classified as a PFIC.  U.S. Holders should consult with their own U.S. tax advisors with respect to the U.S. tax consequences of investing in our common stock as well as the specific application of the "excess distribution" rule and other rules discussed in this paragraph.

The effect of the PFIC rules on a U.S. Holder may be mitigated if a U.S. Holder makes a valid and timely "mark-to-market" election or "qualified electing fund" election.  We will notify U.S. Holders in the event we conclude that we will be treated as a PFIC for any taxable year. U.S. Holders are encouraged to consult their tax advisors regarding the application of the PFIC rules, including eligibility for, and the manner and advisability of, making certain elections with respect to our common stock in the case that we are determined to be a PFIC.

U.S. Federal Income Taxation of Non-U.S. Holders

A beneficial owner of common stock that is not a U.S. Holder (other than a partnership) is referred to herein as a "Non-U.S. Holder."

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

During the years ended December 31, 2011 and 2012, we entered into fuel pricing contracts for 1,015,338 and 2,636,768 metric tons, respectively. These derivatives are intended to serve as an approximate hedge for the net cost of fuel purchases. Our fuel pricing contracts do not qualify as cash flow hedges for accounting purposes and therefore gains or losses are recognized in the accompanying consolidated statements of income. Fuel pricing contracts are settled on a monthly basis using quoted market prices of the underlying commodity. The fair value of these instruments as of December 31, 2011 was an asset of $1.2 million and as of December 31, 2012 was a liability of $3,500. During the years ended December 31, 2011 and 2012, we recognized a gain of $0.4 million and a loss of $10.6 million, respectively. In the future, we may enter into long-term fixed price sales commitments, which fix the prices of future fuel sales. Furthermore, we may use cargo storage in our other service centers or we might import larger cargos of fuel for storage, which would increase our oil price risk. Furthermore, in the future, we might execute cargo trading transactions to arbitrage the price of marine fuel, which method would increase our oil price risk. Finally, we may enter into derivative contracts in the forms of swaps or futures in order to mitigate the risk of market price fluctuations in marine fuel. Please refer to Note 16 to our financial statements included at the end of this annual report which provides additional information on our derivatives as of December 31, 2011 and 2012.

Interest Rate Risk

We are subject to market risks relating to changes in interest rates as we have significant amounts of floating rate long-term debt and short-term borrowings outstanding. During the year ended December 31, 2012, we paid interest on this debt mainly based on LIBOR plus an average spread of 2.33% on our bank loans. A one percent increase in LIBOR would have increased our interest expense for the year ended December 31, 2011 from $23.5 million to $26.9 million. We expect to repay these borrowings on a periodic basis using cash flows from operations.

We had entered into one interest rate swap agreement as of December 31, 2012 in order to economically hedge our exposure to variability in our floating rate debt. The total notional principal amount of this swap as of December 31, 2011 and 2012 was $7.0 million and $6.6 million. This swap has specified rates and duration. Please refer to the table in Note 16 of our financial statements included at the end of this annual report which summarizes the interest rate swap in place as of December 31, 2011 and 2012.

Under our interest rate swap transactions, the bank effects quarterly floating-rate payments to us for the relevant amount based on the floating interest rate and we make quarterly payments to the bank on the relevant amount at the respective fixed rates.

Our interest rate swap does not meet hedge accounting criteria under accounting guidance relating to Fair Value Measurement. Although we are exposed to credit-related losses in the event of non-performance in connection with such swap agreement, because the counterparty is rated A or better by AAA at the time of the transaction, we consider the risk of loss due to its nonperformance to be minimal. Through this swap transaction, we effectively hedged the interest rate exposure of our loan that we used to finance a newbuilding vessel, of which $6.6 million was outstanding as of December 31, 2012.

Exchange Rate Risk

We have conducted the vast majority of our business transactions in U.S. dollars. We have purchased marine petroleum products in the international oil and gas markets and our vessels have operated in international shipping markets; both these international markets transact business primarily in U.S. dollars. Accordingly, our total revenues have been fully denominated in U.S. dollars and our cost of marine petroleum products, which, for the year ended December 31, 2012, comprised approximately 96% of our total operating expenses have been denominated in U.S. dollars. Our balance sheet is mainly comprised of dollar-denominated assets including trade receivables, inventories and the cost of vessels, and liabilities including trade payables, short-term borrowings and long-term loans. Our foreign exchange losses in recent periods have mainly arisen from the translation of assets and liabilities of our service centers that are denominated in local currency. Accordingly, the impact of foreign exchange fluctuations on our consolidated statements of income has been minimal.

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

Material Modifications to the Rights of Security Holders

We have adopted a stockholders rights agreement, pursuant to which each share of our common stock includes one preferred stock purchase right that entitles the holder to purchase from us a unit consisting of one-thousandth of a share of our Series A Participating Preferred Stock if any third-party seeks to acquire control of a substantial block of our common stock without the approval of our board of directors. See "Item 10. Additional Information—B. Memorandum and Articles of Association—Stockholders Rights Plan" included in this annual report for a description of our stockholders rights agreement.

ITEM 15.	CONTROLS AND PROCEDURES

(a)           Disclosure of controls and procedures.

We evaluated the effectiveness of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2012.  Based on that evaluation, our President and the Chief Financial Officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

(b)           Management's annual report on internal control over financial reporting.

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) promulgated under the Exchange Act and for the assessment of the effectiveness of internal control over financial reporting.

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

Management, with the participation of our President and Chief Financial Officer, assessed the effectiveness of the design and operation of the Company's internal controls over financial reporting pursuant to Rule 13a-15 of the Exchange Act as of December 31, 2012.  Based upon that evaluation, our President and Chief Financial Officer concluded that our internal controls over financial reporting were effective as of December 31, 2012.

The effectiveness of our internal control over financial reporting, as of December 31, 2012 has been audited by Deloitte Hadjipavlou Sofianos & Cambanis S.A, an independent registered public accounting firm.

(c)           Attestation report of the registered public accounting firm.

The registered public accounting firm that audited the consolidated financial statements, Deloitte Hadjipavlou Sofianos & Cambanis S.A., has issued an attestation report on our internal control over financial reporting, appearing on page F-3 of the financial statements filed as a part of this annual report.

(d)           Changes in internal control over financial reporting.

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially effected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

In accordance with the rules of the NYSE, the exchange on which our common stock is listed, we have appointed an audit committee whose members as of December 31, 2012 are Messrs. Konomos, Papanicolaou and Koutsomitopoulos, and Mr. Konomos has been determined to be a financial expert by our board of directors and independent, as that term is defined in the listing standards of the NYSE.

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

Our principal accountants for the years ended December 31, 2011 and 2012 were Deloitte Hadjipavlou Sofianos & Cambanis S.A.  The aggregate audit fees billed to us were $0.7 million for each of the years ended December 31, 2011 and 2012. We incurred $0.0 million and $0.1 million audit-related fees for 2011 and 2012 respectively for acquisition and public offering services while tax fees related to restructuring were $0.1 and $0.0 million for the years ended December 31, 2011 and 2012, respectively.

All above services provided by the principal accountant were preapproved by the audit committee.

ITEM 16D.	EXEMPTIONS FROM LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASES

Purchases of Equity Securities by the Company for the year ended December 31, 2012

Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Programs(1)	Maximum Number of Shares that May Yet Be Purchased under the Plans or Programs
November 2012	4,000	$4.65	4,000	1,028,361
_____________________
(1) On July 20, 2011, we announced that our board of directors had approved a share repurchase program for up to 2,000,000 shares of our common stock for a 12-month period. Purchases under the program may be made from time to time for cash in open market transactions at prevailing market prices or in privately negotiated transactions. In August 2012, our Board of Directors approved the extension of the share repurchase program for an additional 12-month period. The timing and amount of purchases under the program are determined by special committee of our board of directors and our management, based on market conditions and other factors. The program does not require us to purchase any specific number or amount of shares of our common stock and may be suspended or reinstated at any time in our discretion and without notice. Purchases under the program are subject, among other things, to our insider trading policies. As of December 31, 2012, we had purchased a total of 971,639 shares of our common stock under the program, totaling $4.6 million in the aggregate.

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

ITEM 19.	EXHIBITS

Exhibit Number	Description

1.1	Amended and Restated Articles of Incorporation of Aegean Marine Petroleum Network Inc.(1)

1.2	Certificate of Designations of Rights, Preferences and Privileges of Series A Participating Preferred Stock of Aegean Marine Petroleum Network Inc.(8)

1.3	Amended and Restated Bylaws of Aegean Marine Petroleum Network Inc.(1)

2.1	Form of common share certificate of Aegean Marine Petroleum Network Inc.(1)

2.2	Stockholders Rights Agreement between Aegean Petroleum Network Inc. and Computershare Trust Company, N.A., dated August 14, 2009(8)

4.1	Form of Registration Rights Agreement(1)

Exhibit Number	Description

4.2	Amended and Restated 2006 Stock Incentive Plan(2)

4.3	Marine Fuel Supply Service Agreement, dated April 1, 2005, by and between Aegean Marine Petroleum S.A. and Aegean Oil S.A.(1)

4.4	Form of License Agreement by and between Aegean Oil S.A. and Aegean Marine Petroleum Network Inc.(1)

4.5
2005 Newbuilding Secured Syndicated Term Loan, dated August 30, 2005, by and among Aegean Baltic Bank S.A. and HSH Nordbank AG, as Lenders, and Kithnos Maritime, Inc., Naxos Maritime Inc., Paros Maritime Inc. and Serifos Maritime Inc., as Borrowers(1)

4.6
Supplemental Agreement, dated January 27, 2011, to the 2005 Newbuilding Secured Syndicated Term Loan, dated August 30, 2005, by and among Aegean Baltic Bank S.A. and HSH Nordbank AG, as Lenders, and Kithnos Maritime, Inc., Naxos Shipping (Pte.) Ltd, Paros Shipping (Pte.) Ltd., Santorini I Maritime Limited, and Serifos Shipping (Pte.) Ltd, as Borrowers(9)

4.7
Supplemental Agreement, dated June 23, 2011, to the 2005 Newbuilding Secured Syndicated Term Loan, dated August 30, 2005, by and among Aegean Baltic Bank S.A. and HSH Nordbank AG, as Lenders, and Kithnos Maritime, Inc., Naxos Shipping (Pte.) Ltd, Paros Shipping (Pte.) Ltd., Santorini I Maritime Limited, and Serifos Shipping (Pte.) Ltd, as Borrowers(9)

4.8
Supplemental Agreement, dated June 8, 2007, relating to the 2005 Newbuilding Secured Syndicated Term Loan, dated August 30, 2005, by and among Aegean Baltic Bank S.A. and HSH Nordbank AG, as Lenders, and Kithnos Maritime, Inc., Naxos Maritime Inc., Paros Maritime Inc. and Serifos Maritime Inc., as Borrowers(3)

4.9
First 2006 Newbuilding Secured Term Loan, dated February 10, 2006, by and among The Royal Bank of Scotland plc, as Lender, and Amorgos Maritime Inc., Kimolos Maritime Inc., Milos Maritime Inc., Mykonos Maritime Inc. and Syros Maritime Inc., as Borrowers(1)

4.10
First 2006 Newbuilding Secured Term Loan, dated December 19, 2006, by and among The Royal Bank of Scotland plc, as Lender, and Aegean Marine Petroleum Network Inc. and Aegean Marine Petroleum S.A., as Borrowers, as amended(3)

4.11
Supplemental Letter, dated May 23, 2007, to the First 2006 Newbuilding Secured Term Loan, dated December 19, 2006, by and among The Royal Bank of Scotland plc, as Lender, and Aegean Marine Petroleum Network Inc. and Aegean Marine Petroleum S.A., as Borrowers

4.12
Supplemental Letter, dated  June 29, 2007, to the First 2006 Newbuilding Secured Term Loan, dated December 19, 2006, by and among The Royal Bank of Scotland plc, as Lender, and Aegean Marine Petroleum Network Inc. and Aegean Marine Petroleum S.A., as Borrowers

4.13
Supplemental Letter, dated September 21, 2007, to the First 2006 Newbuilding Secured Term Loan, dated December 19, 2006, by and among The Royal Bank of Scotland plc, as Lender, and Aegean Marine Petroleum Network Inc. and Aegean Marine Petroleum S.A., as Borrowers

4.14
Supplemental Letter, dated October 19, 2007, to the First 2006 Newbuilding Secured Term Loan, dated December 19, 2006, by and among The Royal Bank of Scotland plc, as Lender, and Aegean Marine Petroleum Network Inc. and Aegean Marine Petroleum S.A., as Borrowers

4.15
Supplemental Letter, dated October 30, 2007, to the First 2006 Newbuilding Secured Term Loan, dated December 19, 2006, by and among The Royal Bank of Scotland plc, as Lender, and Aegean Marine Petroleum Network Inc. and Aegean Marine Petroleum S.A., as Borrowers

Exhibit Number	Description

4.16
Supplemental Agreement, dated February 14, 2013, to the First 2006 Newbuilding Secured Term Loan, dated December 19, 2006, by and among The Royal Bank of Scotland plc, as Lender, and Aegean Marine Petroleum Network Inc. and Aegean Marine Petroleum S.A., as Borrowers, as amended

4.17
Third Newbuilding 2006 Secured Term Loan, dated October 25, 2006, by and among Aegean Baltic Bank S.A. and HSH Nordbank AG, as Lenders, and Eton Marine Ltd., Benmore Services S.A. and Ingram Enterprises Co., as Borrowers(1)

4.18
Supplemental Agreement, dated June 23, 2011, to the Third Newbuilding 2006 Secured Term Loan, dated October 25, 2006, by and among Aegean Baltic Bank S.A. and HSH Nordbank AG, as Lenders, and Eton Marine Ltd., Benmore Services S.A. and Ingram Enterprises Co., as Borrowers(9)

4.19	Second 2006 Newbuilding Secured Term Loan, dated October 27, 2006, by and among National Bank of Greece S.A., as Lender, and Tasman Seaways Inc. and Santon Limited, as Borrowers(1)

4.20
2006 Newbuilding Secured Syndicated Term Loan, dated October 30, 2006, by and among Aegean Baltic Bank S.A. and HSH Nordbank AG, as Lenders, and Kerkyra Marine S.A., Ithaki Marine S.A., Cephallonia Marine S.A., Paxoi Marine S.A., Zakynthos Marine S.A., Lefkas Marine S.A. and Kythira Marine S.A., as Borrowers(1)

4.21
Supplemental Agreement, dated June 13, 2007, to the 2006 Newbuilding Secured Syndicated Term Loan, dated October 30, 2006, by and among Aegean Baltic Bank S.A. and HSH Nordbank AG, as Lenders, and Kerkyra Marine S.A., Ithaki Marine S.A., Cephallonia Marine S.A., Paxoi Marine S.A., Zakynthos Marine S.A., Lefkas Marine S.A. and Kythira Marine S.A., as Borrowers(3)

4.22
2007 Newbuilding Secured Term Loan, dated July 5, 2007, by and among The Royal Bank of Scotland Plc, as Lender, and Andros Marine Inc., Dilos Marine Inc., Ios Marine Inc., Aegean VII Shipping Ltd. and ANAFI Shipping (Pte.) Ltd., as Borrowers, as amended and supplemented(3)

4.23
Supplemental Agreement, dated September 12, 2008, to the 2007 Newbuilding Secured Term Loan, dated July 5, 2007, by and among The Royal Bank of Scotland Plc, as Lender, and Andros Marine Inc., Dilos Marine Inc., Ios Marine Inc., Aegean VII Shipping Ltd. and ANAFI Shipping (Pte.) Ltd., as Borrowers, as amended and supplemented(5)

4.24
Supplemental Agreement, dated August 17, 2012, to the 2007 Newbuilding Secured Term Loan, dated July 5, 2007, by and among The Royal Bank of Scotland Plc, as Lender, and Andros Marine Inc., Dilos Marine Inc., Ios Marine Inc., Aegean VII Shipping Ltd. and ANAFI Shipping (Pte.) Ltd., as Borrowers, as amended and supplemented

4.25
Supplemental Agreement, dated November 20, 2012, to the 2007 Newbuilding Secured Term Loan, dated July 5, 2007, by and among The Royal Bank of Scotland Plc, as Lender, and Andros Marine Inc., Dilos Marine Inc., Ios Marine Inc., IOS Shipping Inc., Aegean VII Shipping Ltd. and ANAFI Shipping (Pte.) Ltd., as Borrowers, as amended and supplemented

4.26
Supplemental Agreement, dated February 27, 2013, to the 2007 Newbuilding Secured Term Loan, dated July 5, 2007, by and among The Royal Bank of Scotland Plc, as Lender, and Andros Marine Inc., Dilos Marine Inc., Ios Shipping Inc., Aegean VII Shipping Ltd. and ANAFI Shipping (Pte.) Ltd., as Borrowers, as amended and supplemented

4.27
2008 Newbuilding Secured Term Loan, dated April 24, 2008, by and among Aegean Baltic Bank S.A. and HSH Nordbank AG, as Lenders, and Kassos Navigation S.A., Tilos Navigation S.A., Symi Navigation S.A. and Halki Navigation S.A., as Borrowers(5)

Exhibit Number	Description

4.28
Supplemental Agreement, dated June 23, 2011, to the 2008 Newbuilding Secured Term Loan, dated April 24, 2008, by and among Aegean Baltic Bank S.A. and HSH Nordbank AG, as Lenders, and Kassos Navigation S.A., Tilos Shipping (Pte.) Ltd., Symi Navigation S.A. and Halki Navigation S.A., as Borrowers(9)

4.29	2008 Secured Term Loan, dated July 8, 2008, by and among Piraeus Bank A.E., as Lender, and Aegean Bunkering Services Inc., as Borrower(5)

4.30	Supplemental Agreement, dated June 29, 2012, to the 2008 Secured Term Loan, dated July 8, 2008, by and among Piraeus Bank A.E., as Lender, and Aegean Bunkering Services Inc., as Borrower

4.31
2008 Renewed Senior Secured Credit Facility, dated September 30, 2008, by and among the Royal Bank of Scotland Plc and HSH Nordbank AG, as Lenders, and Aegean Marine Petroleum S.A., as Borrower, as amended supplemented(5)

4.32
Supplemental Agreement, dated March 16, 2009, relating to the 2008 Renewed Senior Secured Credit Facility, dated September 30, 2008, by and among The Royal Bank of Scotland Plc and HSH Nordbank AG, as Lenders, and Aegean Marine Petroleum S.A., as Borrower, as amended and supplemented(5)

4.33
Supplemental Agreement, dated September 17, 2009, relating to the 2008 Renewed Senior Secured Credit Facility, dated September 30, 2008, by and among The Royal Bank of Scotland Plc and HSH Nordbank AG, as Lenders, and Aegean Marine Petroleum S.A., as Borrower, as amended and supplemented(9)

4.34
Supplemental Agreement, dated October 14, 2010, relating to the 2008 Renewed Senior Secured Credit Facility, dated September 30, 2008, by and among The Royal Bank of Scotland Plc and HSH Nordbank AG, as Lenders, and Aegean Marine Petroleum S.A., as Borrower, as amended and supplemented(7)

4.35
Supplemental Agreement, dated December 23, 2011, relating to the 2008 Renewed Senior Secured Credit Facility, dated September 30, 2008, by and among The Royal Bank of Scotland Plc and HSH Nordbank AG, as Lenders, and Aegean Marine Petroleum S.A., as Borrower, as amended and supplemented(9)

4.36
Supplemental Agreement, dated June 29, 2012, relating to the 2008 Renewed Senior Secured Credit Facility, dated September 30, 2008, by and among The Royal Bank of Scotland Plc and HSH Nordbank AG, as Lenders, and Aegean Marine Petroleum S.A., as Borrower, as amended and supplemented

4.37
Supplemental Agreement, dated January 30, 2013, relating to the 2008 Renewed Senior Secured Credit Facility, dated September 30, 2008, by and among The Royal Bank of Scotland Plc and HSH Nordbank AG, as Lenders, and Aegean Marine Petroleum S.A., as Borrower, as amended and supplemented

4.38
Amendment to the 2008 Renewed Senior Secured Credit Facility for a Revolving Credit and Letter of Credit, dated September 30, 2008, by and among The Royal Bank of Scotland Plc and HSH Nordbank AG, as Lenders, and Aegean Marine Petroleum S.A., as Borrower, as amended and supplemented(9)

4.39
2009 Senior Secured Revolving Credit Facility, dated September 17, 2009, by and among the National Bank of Greece S.A. and the banks and financial institutions listed therein, as Lenders, and Aegean Marine Petroleum S.A., as Borrower(9)

Exhibit Number	Description

4.40
Supplemental Letter, dated February 9, 2011, to the 2009 Senior Secured Revolving Credit Facility dated September 17, 2009, by and among the National Bank of Greece S.A. and the banks and financial institutions listed therein, as Lenders, and Aegean Marine Petroleum S.A., as Borrower(9)

4.41
Supplemental Letter, dated June 29, 2012 to the 2009 Senior Secured Revolving Credit Facility dated September 17, 2009, by and among the National Bank of Greece S.A. and the banks and financial institutions listed therein, as Lenders, and Aegean Marine Petroleum S.A., as Borrower

4.42
Supplemental Letter, dated December 20, 2012 to the 2009 Senior Secured Revolving Credit Facility dated September 17, 2009, by and among the National Bank of Greece S.A. and the banks and financial institutions listed therein, as Lenders, and Aegean Marine Petroleum S.A., as Borrower

4.43	2009 Trade Credit Facility, dated November 19, 2009, by and among BNP Paribas, Paris, as Lender, Aegean Marine Petroleum S.A., as Borrower, and Aegean Marine Petroleum Network Inc., as Guarantor(6)

4.44
2011 Revolving Credit Facility Sub Limit, by and among BNP Paribas, Paris, as Lender, Aegean Marine Petroleum S.A. and Aegean Petroleum International Inc., as Borrowers, and Aegean Marine Petroleum Network Inc., as Guarantor(9)

4.45
2010 Revolving Credit Facility, dated June 7, 2010, by and among Fortis Bank (Nederland) N.V., as Lender, Aegean Marine Petroleum S.A., as Borrower, and Aegean Marine Petroleum Network Inc., as Guarantor(7)

4.46	Receivables Assignment and Security Agreement, dated September 21, 2010, by and between Deutsche Bank AG, as Lender, and Aegean Marine Petroleum S.A., as Borrower(7)

4.47	Credit Contract, dated October 12, 2010, by and between KBC Bank, as Lender, and ANWE, as Borrower relating to the 2010 Overdraft Credit Facility(7)

4.48	Credit Contract, dated September 1, 2011, between KBC Bank, as Lender, and ANWE., as Borrower relating to the 2010 Overdraft Credit Facility(9)

4.49	Letter of Credit, dated November 5, 2010 relating to the 2010 ANWE Revolving Credit Facility, by and between Dexia Bank Belgium S.A., as Lender, and ANWE., as Borrower(7)

4.50	Letter of Credit relating to the 2010 ANWE Revolving Credit Facility, dated April 20, 2011, between Dexia Bank Belgium S.A., as Lender, and ANWE, as Borrower(9)

4.51	2008 Overdraft Facility, dated March 30, 2011, by and between Piraeus Bank A.E., as Lender, and Aegean Bunkering Services, as Borrower(7)

4.52	Supplemental Agreement, dated June 29, 2012, to the 2008 Overdraft Facility, dated March 30, 2011, by and between Piraeus Bank A.E., as Lender, and Aegean Bunkering Services, as Borrower

4.53	Trade Receivables Purchase Agreement, dated October 17, 2011, by and between Aegean Marine Petroleum S.A., as Seller and as Servicer, and Deutsche Bank AG, New York Branch, as Purchaser(9)

Exhibit Number	Description

4.54
First Amendment, dated November 14, 2012, to the Trade Receivables Purchase Agreement, dated October 17, 2011 , by and between Aegean Marine Petroleum S.A., as Seller and as Servicer, and Deutsche Bank AG, New York Branch, as Purchaser

4.55	Uncommitted Facility Letter, dated June 21, 2011, by and among ABN AMRO Bank N.V., as Lender, and Aegean Marine Petroleum S.A. and Aegean Petroleum International Inc., as Borrower(9)

4.56
Amendment Letter, dated November 15, 2011, to the Uncommitted Facility Letter dated June 21, 2011, by and among ABN AMRO Bank N.V., as Lender, and Aegean Marine Petroleum S.A., Aegean Petroleum International Inc. and Aegean Oil Terminal Corporation, as Borrower(9)

4.57
Amendment Letter, dated May 10, 2012, to the Uncommitted Facility Letter dated June 21, 2011, by and among ABN AMRO Bank N.V., as Lender, and Aegean Marine Petroleum S.A., Aegean Petroleum International Inc. and Aegean Oil Terminal Corporation, as Borrower

4.58
2013 Fujairah Credit Facility, dated March 11, 2013, by and among Aegean Oil Terminal Corporation, as Borrower, Aegean Marine Petroleum Network Inc, as Guarantor, ABN AMRO Bank N.V. and UBS Limited, as Arrangers, ABN AMRO Bank N.V., as Agent and Security Agent

8.1	List of Subsidiaries

11.1	Code of Ethics(4)

12.1	Rule 13a-14(a)/15d-14(a) Certification of Principal Executive Officer

12.2	Rule 13a-14(a)/15d-14(a) Certification of Principal Financial Officer

13.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350

13.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350

_____________
(1)	Filed as an exhibit to the Company's Registration Statement on Form F-1, Registration No. 333-129768 and incorporated by reference herein.

(2)	Filed as an exhibit to the Company's Current Report on Form 6-K furnished to the SEC on September 14, 2007 and incorporated by reference herein.

(3)	Filed as an exhibit to the Company's Registration Statement on Form F-1, Registration No. 333-146918 and incorporated by reference herein.

(4)	Filed as an exhibit to the Company's Annual Report on Form 20-F filed with the SEC on May 25, 2007 and incorporated by reference herein.

(5)	Filed as an exhibit to the Company's Annual Report on Form 20-F filed with the SEC on April 22, 2009 and incorporated by reference herein.

(6)	Filed as an exhibit to the Company's Annual Report on Form 20-F filed with the SEC on April 1, 2010 and incorporated by reference herein.

(7)	Filed as an exhibit to the Company's Annual Report on Form 20-F filed with the SEC on April 6, 2011 and incorporated by reference herein.

(8)	Filed as an exhibit to the Company's Registration Statement on Form 8-A filed with the SEC on August 14, 2009 and incorporated by reference herein.

(9)	Filed as an exhibit to the Company's Annual Report on Form 20-F filed with the SEC on April 13, 2012 and incorporated by reference herein.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AEGEAN MARINE PETROLEUM NETWORK INC.

	By:	/s/ E. Nikolas Tavlarios
Name: E. Nikolas Tavlarios Title: President
Date: April 26, 2013

AEGEAN MARINE PETROLEUM NETWORK INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Aegean Marine Petroleum Network, Inc.
Majuro, Republic of the Marshall Islands

We have audited the accompanying consolidated balance sheets of Aegean Marine Petroleum Network, Inc. and subsidiaries (the "Company") as of December 31, 2012 and 2011, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Aegean Marine Petroleum Network, Inc. and its subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 23, 2013 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ Deloitte Hadjipavlou Sofianos & Cambanis S.A.
Athens, Greece
April 23, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Aegean Marine Petroleum Network, Inc.
Majuro, Republic of the Marshall Islands

We have audited the internal control over financial reporting of Aegean Marine Petroleum Network, Inc. and subsidiaries (the "Company") as of December 31, 2012, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2012 of the Company and our report dated April 23, 2013 expressed an unqualified opinion on those financial statements.

/s/ Deloitte Hadjipavlou Sofianos & Cambanis S.A.
Athens, Greece
April 23, 2013

AEGEAN MARINE PETROLEUM NETWORK INC.
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2011 AND 2012
(Expressed in thousands of U.S. dollars – except for share and per share data)

	December 31,
	2011	2012
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	68,582	77,246
Trade receivables, net of allowance for doubtful accounts of $1,354 and $3,503 as of December 31, 2011 and 2012, respectively (Note 2 and 4)	525,096	474,235
Due from related companies (Note 5)	16,128	15,248
Derivative asset (Note 16)	1,219	-
Inventories (Note 6)	204,057	180,826
Prepayments and other current assets (Note 7)	31,573	32,132
Restricted cash (Note 2)	5,336	6,917
Total current assets	851,991	786,604

FIXED ASSETS:
Advances for vessels under construction and acquisitions (Note 8)	11,553	-
Advances for other fixed assets under construction (Note 9)	40,746	103,112
Vessels, cost (Note 10)	545,684	532,121
Vessels, accumulated depreciation (Note 10)	(71,244)	(79,095)
Vessels' net book value	474,440	453,026
Other fixed assets, net (Note 11)	13,166	13,392
Total fixed assets	539,905	569,530

OTHER NON-CURRENT ASSETS:
Deferred charges, net (Note 12)	19,602	16,562
Intangible assets (Note 13)	20,023	18,518
Goodwill (Note 3, 13)	37,946	37,946
Deferred tax asset (Note 26)	2,813	2,524
Other non-current assets	158	159
Total non-current assets	80,542	75,709

Total assets	1,472,438	1,431,843

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Short-term borrowings (Note 14)	349,234	321,752
Current portion of long-term debt (Note 15)	21,428	144,042
Trade payables to third-parties	222,263	225,467
Trade payables to related companies (Note 5)	28,547	17,432
Other payables to related companies (Note 5)	2,131	1,460
Derivative liability (Note 16)	-	3
Accrued and other current liabilities	27,207	24,595
Total current liabilities	650,810	734,751

OTHER NON-CURRENT LIABILITIES:
Long-term debt, net of current portion (Note 15)	336,254	187,492
Deferred tax liability (Note 26)	2,906	3,045
Derivative liability (Note 16)	385	632
Other non-current liabilities	2,541	1,405
Total non-current liabilities	342,086	192,574

COMMITMENTS AND CONTINGENCIES (Note 17)	-	-

STOCKHOLDERS' EQUITY:
Preferred stock, $0.01 par value; 25,000,000 shares authorized, none issued	-	-
Common stock, $0.01 par value; 100,000,000 shares authorized at December 31, 2011 and December 2012; 48,196,870 and 48,553,038 shares issued and 46,229,231 and 46,581,399 shares outstanding at December 31, 2011 and December 31, 2012, respectively (Note 24)	482	486
Treasury stock, $0.01 par value; 1,967,639 shares and 1,971,639 shares, repurchased at December 31, 2011 and December 31, 2012, respectively (Note 24)	(29,308)	(29,327)
Additional paid-in capital (Note 24)	341,154	345,556
Retained earnings	165,734	183,951
Total AMPNI stockholders' equity	478,062	500,666

Non-controlling interest	1,480	3,852
Total equity	479,542	504,518
Total liabilities and equity	1,472,438	1,431,843

The accompanying notes are an integral part of these consolidated financial statements.

AEGEAN MARINE PETROLEUM NETWORK INC.
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Expressed in thousands of U.S. dollars – except for share and per share data)

	For the Year Ended December 31,
	2010	2011	2012

Revenues
Revenues – third-parties (Note 18)	$4,925,637	$6,910,348	$7,207,813
Revenues – related companies (Note 5 and 18)	45,998	55,117	51,147
Total Revenues	4,971,635	6,965,465	7,258,960

Cost of Revenues
Cost of revenues – third-parties (Note 18)	4,440,733	6,284,179	6,496,327
Cost of revenues – related companies (Note 5 and 18)	303,620	404,988	459,984
Total Cost of Revenues	4,744,353	6,689,167	6,956,311

Gross Profit	227,282	276,298	302,649

OPERATING EXPENSES
Selling and distribution (Note 19)	155,412	192,846	210,236
General and administrative (Note 20)	27,503	29,806	29,897
Amortization of intangible assets (Note 13)	1,001	1,461	1,505
Loss on sale of vessels, net (Note 10)	1,540	8,682	5,966
Total operating expenses	185,456	232,795	247,604

Operating income	41,826	43,503	55,045

OTHER INCOME/(EXPENSE)
Interest and finance costs (Notes 8, 9,12, 14, 15 and 21)	(17,351)	(27,864)	(31,192)
Interest income	31	57	123
Foreign exchange (losses)/gains, net	(3,612)	1,440	3,786
Other expense	-	-	(1,191)
Total other expenses, net	(20,932)	(26,367)	(28,474)
Income before provision for income taxes	20,894	17,136	26,571

Income taxes (Note 26)	(2,161)	(5,428)	(4,122)

Net income	$18,733	11,708	22,449
Net income attributed to non-controlling interest	-	1,480	2,372
Net income attributed to AMPNI shareholders	$18,733	$10,228	$20,077

Basic earnings per common share (Note 25)	$0.40	$0.22	$0.44
Diluted earnings per common share (Note 25)	$0.40	$0.22	$0.44

Weighted average number of common shares, basic	46,295,973	45,979,761	45,473,360
Weighted average number of common shares, diluted	46,445,499	45,979,761	45,473,360

The accompanying notes are an integral part of these consolidated financial statements.

AEGEAN MARINE PETROLEUM NETWORK INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Expressed in thousands of U.S. dollars – except for share and per share data)

	Common Stock		Treasury Stock			Additional Paid-in Capital	Retained Earnings	Non- Controlling Interest	Total

	Number of Shares	Par Value	Number of Shares	Par Value

BALANCE, December 31, 2009	43,009,303	$430	-	-	-	$194,112	$140,515	-	$335,057

- Net income	-	-	-	-	-	-	18,733	-	18,733
- Dividends declared and paid ($0.04 per share)	-	-	-	-	-	-	(1,878)	-	(1,878)
- Issuance of common stock (Note 24)	4,491,900	45	-	-	-	139,002	-	-	139,047
- Share-based compensation (Note 23)	208,217	2	-	-	-	4,082	-	-	4,084
- Repurchases of common stock (Note 24)	-	-	(1,000,000)	(10)	(24,670)	-	-	-	(24,680)

BALANCE, December 31, 2010	47,709,420	477	(1,000,000)	(10)	(24,670)	337,196	157,370	-	$470,363

- Net income	-	-	-	-	-	-	10,228	1,480	11,708
- Dividends declared and paid ($0.04 per share)	-	-	-	-	-	-	(1,864)	-	(1,864)
- Share-based compensation (Note 23))	487,450	5	-	-	-	3,958	-	-	3,963
- Repurchases of common stock (Note 24)	-	-	(967,639)	(10)	(4,618)	-	-	-	(4,628)

BALANCE, December 31, 2011	48,196,870	482	(1,967,639)	(20)	(29,288)	341,154	165,734	1,480	479,542

- Net income	-	-	-	-	-	-	20,077	2,372	22,449
- Dividends declared and paid ($0.04 per share)	-	-	-	-	-	-	(1,860)	-	(1,860)
- Share-based compensation (Note 23)	356,168	4	-	-	-	4,402	-	-	4,406
- Repurchases of common stock (Note 24)	-	-	(4,000)	-	(19)	(19)	-	-	(19)

BALANCE, December 31, 2012	48,553,038	486	(1,971,639)	(20)	(29,307)	345,556	183,951	3,852	504,518

The accompanying notes are an integral part of these consolidated financial statements.

AEGEAN MARINE PETROLEUM NETWORK INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Expressed in thousands of U.S. dollars)

	For the Year Ended December 31,
	2010	2011	2012
Cash flows from operating activities:
Net income	$18,733	$11,708	$22,449
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Depreciation	21,092	21,755	22,102
(Release of) provision of doubtful accounts	(458)	61	2,919
Share-based compensation	4,084	3,963	4,406
Amortization	7,667	9,576	10,115
Provision for income taxes	(589)	(358)	428
Loss on sale of vessels, net	1,540	8,682	5,966
Change in fair value of derivatives	-	(834)	1,469
Other non-cash charges	384	-	(39)
Decrease (increase) in:
Trade receivables	(70,342)	(84,843)	48,278
Due from related companies	(12,056)	4,382	880
Inventories	(8,351)	(49,039)	23,231
Prepayments and other current assets	209	(5,423)	(1,329)
(Decrease) increase in:
Trade payables	(19,341)	43,146	(8,642)
Other payables to related companies	(13)	1,559	(671)
Accrued and other current liabilities	2,782	674	(2,436)
Increase in other non-current assets	(6)	(55)	(1)
Increase in other non-current liabilities	112	101	(45)
Payments for drydocking	(10,073)	(9,920)	(5,561)
Net cash (used in) provided by operating activities	(64,626)	(44,865)	123,519

Cash flows from investing activities:
Advances for vessels under construction	(59,568)	(22,751)	(2,303)
Advances for vessel acquisitions	(26,576)	(453)	-
Advances for other fixed assets under construction	(11,630)	(29,116)	(62,366)
Purchase of intangible assets	-	(1,500)	-
Business acquisitions, net of cash acquired	(63,652)	-	-
Net proceeds from sale of vessels	2,920	8,474	8,932
Purchase of other fixed assets	(10,499)	(247)	(844)
Decrease in restricted cash	2	4	-
Increase in restricted cash	-	-	(1,581)
Net cash used in investing activities	(169,003)	(45,589)	(58,162)

Cash flows from financing activities:
Proceeds from long-term debt	176,172	17,273	-
Repayment of long-term debt	(116,841)	(77,405)	(26,109)
Repayment of capital lease obligation	(1,225)	(1,238)	(1,267)
Net change in short-term borrowings	95,103	142,350	(27,482)
Repurchases of common stock	(24,680)	(4,628)	(19)
Financing costs paid	(411)	(1,319)	(390)
Proceeds from the issuance of common stock	147,109	-	-
Cost of issuance of common stock	(8,062)	-	-
Dividends paid	(1,878)	(1,864)	(1,860)
Net cash provided by / (used in) financing activities	265,287	73,169	(57,127)

Effect of exchange rate changes on cash and cash equivalents	-	(632)	434

Net increase (decrease) in cash and cash equivalents	31,658	(17,917)	8,664
Cash and cash equivalents at beginning of year	54,841	86,499	68,582
Cash and cash equivalents at end of year	$86,499	$68,582	$77,246

SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid during the year for interest, net of capitalized interest:	$9,872	$19,037	$20,545
Cash paid during the year for income taxes:	$1,822	$4,093	$7,467

The accompanying notes are an integral part of these consolidated financial statements.

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

Aegean was formed on June 6, 2005, under the laws of the Republic of the Marshall Islands, for the purpose of acquiring all outstanding common shares of companies owned, directly and indirectly, by Leveret International Inc. ("Leveret"), which is controlled by Aegean's founder and Head of Corporate Development, Mr. Dimitris Melisanidis.

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

(b)	Service Centers, which monitor and support the logistical aspects of each order in their respective geographical locations.

Company Name	Juridiction of Incorporation	Date of Incorporation
Aegean Marine Petroleum LLC (the "UAE Service Center")	United Arab Emirates	07/26/2000
Aegean Bunkering Gibraltar Ltd. (the "Gibraltar Service Center")	Gibraltar	08/07/1997
Aegean Bunkering Jamaica Ltd. (the "Jamaica Service Center")	Jamaica	11/25/2004
Aegean Bunkering (Singapore) Pte. Ltd. (the "Singapore Service Center")	Singapore	06/07/2005
Aegean Bunkering (Ghana) Limited (the "West Africa Service Center")	Ghana	05/18/2007
Aegean Bunkers at Sea NV (''ABAS'', the "NW Europe Service Center")	Belgium	12/16/1999
Portland Bunkers International Ltd. (the "UK Service Center")	United Kingdom	12/13/1999
ICS Petroleum Ltd (the "Vancouver Service Center")	Canada	11/25/1985
ICS Petroleum (Montreal) Ltd (the "Montreal Service Center")	Canada	06/03/1986
Aegean Bunkering Trinidad Ltd. (the "Trinidad Service Center")	Trinidad & Tobago	02/20/2006
Aegean North West Europe NV ("ANWE", the "NW Europe Business Center")	Belgium	02/12/1986
Aegean Bunkering Combustibles Las Palmas S.A. (the "Canary Islands Service Center")	Las Palmas	04/30/2010
Aegean Bunkering (C Verde) LDA (the "Cape Verde Service Center")	Cape Verde	02/16/2011
Aegean Bunkering Morocco SARL AU (the "Tangier Service Center")	Morocco	05/28/2010
Aegean Bunkering (Panama) SA (the "Panama Service Center")	Panama	04/28/2005
Aegean Oil Terminals (Panama) SA (the "Panama Service Center")	Panama	02/01/2011
Aegean Bunkering (Hong- Kong) Ltd (the "Hong Kong Service Center)	Hong Kong	06/15/2011

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

1.      Basis of Presentation: (Continued)

The following companies are also the owners of the vessels presented in the table:

Company Name	Service/Business center	Vessel Name	Year Built	Size (dwt)	Date Acquired
Aegean Marine Petroleum LLC	UAE	Aegean Flower	2001	6,523	01/05/2004
Aegean Bunkers at Sea NV	NW Europe	Sara	1990	7,389	10/09/2007
ICS Petroleum Ltd	Vancouver	PT36	1980	3,730	07/01/2008
Aegean Barges NV	NW Europe	Colorado	2004	5,088	04/01/2010
Aegean North West Europe NV	NW Europe	Vigo	1971	1,319	04/01/2010
Aegean Barges NV	NW Europe	Elbe	1962	542	04/01/2010
Aegean Barges NV	NW Europe	Ellen	1971	1,439	04/01/2010
Aegean Barges NV	NW Europe	Blender	1963	736	04/01/2010
Aegean North West Europe NV	NW Europe	Willem SR*	2006	3,180	04/01/2010
Aegean North West Europe NV	NW Europe	Steidamm	1972	1,634	04/01/2010
Jadaco BV	NW Europe	Tapuit	1971	2,500	04/01/2010
Blatoma NV	NW Europe	Texas	2003	4,165	04/01/2010
Seatra BVBA	NW Europe	Montana	2011	4,319	05/26/2011
Aegean North West Europe NV	NW Europe	Florida*	2011	1,533	11/15/2011
*10% of ownership

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

1.	Basis of Presentation: (Continued)

(d)	Vessel-owning companies with operating vessels:

		Vessel Details
Company Name	Date of Incorporation	Vessel Name	Year Built	Size (dwt)	Date Acquired
Clyde I Shipping Corp. ("Clyde")	05/10/2004	Aegean Tulip	1993	4,853	05/20/2004
Aegean X Maritime Inc. ("Aegean X")	08/31/2004	Aegean X	1982	6,400	08/31/2004
Mare Vision S.A. ("Mare")	11/01/2005	Aegean XI	1984	11,050	05/03/2006
Sea Breezer Marine S.A. ("Sea Breezer")	04/02/2004	Aegean Princess	1991	7,030	05/25/2007
Milos Shipping Pte. Ltd. ("Milos")	11/23/2006	Milos	2007	4,626	06/29/2007
Serifos Shipping Pte. Ltd. ("Serifos")	11/23/2006	Serifos	2007	4,664	11/20/2007
Pontos Navigation Inc. ("Pontos")	09/09/2002	Leader	1985	83,890	09/21/2007
Kithnos Maritime Inc. ("Kithnos")	01/28/2005	Kithnos	2007	4,626	11/30/2007
Mykonos I Maritime Inc. ("Mykonos I")	01/28/2005	Mykonos	2008	4,626	06/25/2008
West Coast Fuel Transport ("WCF")	09/10/1990	PT25	1988	2,560	07/01/2008
Santorini I Maritime Inc. ("Santorini I")	01/28/2005	Santorini	2008	4,629	09/26/2008
Eton Marine Ltd. ("Eton")	12/21/2005	Patmos	2008	6,262	11/18/2008
Paros Shipping Pte. Ltd. ("Paros")	01/28/2005	Paros	2008	4,629	11/25/2008
Kimolos Shipping Pte. Ltd. ("Kimolos")	01/28/2005	Kimolos	2008	4,664	03/04/2008
Syros I Maritime Inc. ("Syros I")	01/28/2005	Syros	2008	4,596	04/21/2008
AMP Maritime S.A.("Aegean Champion")	12/15/2008	Aegean Champion	1991	23,400	04/30/2009
Kerkyra Marine S.A.("Kerkyra")	09/26/2006	Kerkyra	2009	6,290	07/29/2009
Tasman Seaways Inc.("Kalymnos")	12/21/2005	Kalymnos	2009	6,283	02/20/2009
Paxoi Marine S.A.("Paxoi")	09/26/2006	Paxoi	2009	6,310	11/20/2009
Ithaki Marine S.A. ("Ithaki")	07/06/2009	Ithaki	2009	6,272	09/01/2009
Lefkas Marine S.A. ("Naxos")	12/18/2008	Naxos	2009	4,626	01/07/2009
Cephallonia Marine S.A.	09/26/2006	Kefalonia	2009	6,272	10/15/2009
PT22 Shipping Co. Ltd.("PT22")	01/22/2009	PT22	2001	2,315	05/29/2009
Lefkas Shipping Pte. Ltd. ("Lefkas")	09/26/2006	Lefkas	2010	6,321	03/16/2010
Andros Marine Inc. ("Andros")	02/21/2007	Andros	2010	4,605	02/05/2010
Zakynthos Marine S.A. ("Zakynthos")	09/27/2006	Zakynthos	2010	6,303	01/20/2010
Victory Sea Shipping S.A ("Victory")	12/30/2009	Aeolos	1990	84,040	05/07/2010
Kythira Marine S.A. ("Kythira")	09/26/2006	Kythira	2010	6,314	04/30/2010
Dilos Marine Inc. ("Dilos")	02/21/2007	Dilos	2010	4,593	05/05/2010
Benmore Services S.A. ("Benmore")	12/21/2005	Nisyros	2010	6,312	06/01/2010
Santon Limited ("Santon")	01/10/2006	Leros	2010	6,311	09/03/2010
Kassos Navigation S.A. ("Kassos")	02/14/2008	Kassos	2010	6,256	10/29/2010
Tilos Shipping Pte Ltd. ("Tilos")	02/14/2011	Tilos	2011	6,263	03/28/2011
Anafi Shipping Pte. Ltd. ("Anafi")	05/16/2011	Anafi	2011	4,584	04/06/2011
Halki Navigation S.A. ("Halki")	02/14/2008	Halki	2011	6,256	07/28/2011
Aegean VII Shipping Ltd.	09/07/2005	Sikinos	2011	4,595	08/11/2011
Symi Navigation S.A.	02/14/2008	Symi	2012	6,256	04/11/2012

(e)
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

1.	Basis of Presentation: (Continued)

(f)	Vessel-maritime companies with operating vessels in Greece:

		Vessel Details
Company Name	Date of Incorporation	Vessel Name	Year Built	Size (dwt)	Date Acquired

Aegean Tiffany Maritime Company	01/23/2009	Aegean Tiffany	2004	2,747	07/07/2004
Aegean Breeze Maritime Company	01/23/2009	Aegean Breeze I	2004	2,747	07/07/2004
Aegean Rose Maritime Company	12/02/2002	Aegean Rose	1988	4,935	01/21/2003
Aegean Daisy Maritime Company	12/02/2002	Aegean Daisy	1988	4,935	01/21/2003
Aegean Ship III Maritime Company	06/23/2008	Aegean III	1990	2,973	07/08/2008
Aegean Ship VIII Maritime Company	06/23/2008	Aegean VIII	1989	2,973	07/08/2008
Aegean Ship XII Maritime Company	06/23/2008	Aegean XII	1979	3,680	07/08/2008
Aegean Ace Maritime Company	01/26/2009	Aegean Ace	1992	1,615	03/23/2009
Aegean Maistros Maritime Company	11/21/2007	Aegean Orion	1991	550	09/07/2009
Aegean Gas Maritime Company aegean	07/24/2001	Mediterranean	1982	19,894	02/28/2010
Aegean Ostria Maritime Company	11/21/2007	Amorgos	2007	4,627	12/21/2007
Sealand Navigation Inc.	04/27/2011	Karpathos	2010	6,247	07/12/2010
Ios Shipping Ltd	11/14/2012	Ios	2010	4,620	09/08/2010

(g)	Other companies with material assets and/or liabilities:

Company Name	Date of Incorporation	Country of Incorporation	Activity
Aegean Investments S.A. ("Aegean Investments")	11/05/2003	Marshall Islands	Holding company
Aegean Holdings S.A. ("Aegean Holdings")	02/26/2003	Marshall Islands	Holding company
Aegean Oil (USA), LLC ("Aegean USA")	04/07/2005	United States	Marketing office
Aegean Petroleum International Inc.	02/22/2008	Marshall Islands	Fuel commerce
AMPNI Holdings Co Limited ("AMPNI Holdings")	02/02/2009	Cyprus	Holding company
Aegean Caribbean Holdings Inc.	01/07/2009	Saint Lucia	Holding company
Caribbean Renewable Energy Sources Inc.	02/02/2007	British Virgin Islands	Asset holder
Aegean Oil Terminal Corporation	04/14/2008	Marshall Islands	Site construction

As of December 31, 2012, Aegean's ownership interest in all the above subsidiaries amounted to 100%, except for Panama Service Center and Seatra, which amounted to 55.5% and 50.0%, respectively. Aegean has a controlling financial interest in Panama Service Center as it owns the majority of the outstanding voting shares. Aegean has a controlling financial interest in Seatra because it has the power to direct the activities of Seatra that most significantly affect Seatra's economic performance.

For the years ended December 31, 2010, 2011 and 2012, no customer individually accounted for more than 10% of the Company's total revenues.

2.	Significant Accounting Policies:

Principles of Consolidation: The consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles and include for each of the three years in the period ended December 31, 2012, the accounts and operating results of the Company. Intercompany balances and transactions have been eliminated in consolidation. The Company consolidates subsidiaries where it holds a controlling financial interest or it has an interest in a variable interest entity (VIE). The condition for a controlling financial interest is ownership of majority of the voting interest of over 50% of the outstanding voting shares or the power to direct the activities of the entity that most significantly affect the entity's economic performance and the obligation to absorb losses of the entity that could potentially be significant to the entity or the right to receive benefits from the entity that could potentially be significant to the entity. Noncontrolling interest in both equity and income statement of subsidiaries are stated separately.

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

Foreign Currency Transactions: The functional currency of Aegean and its material subsidiaries is the U.S. dollar because the Company purchases and sells marine petroleum products in the international oil and gas markets and because the Company's vessels operate in international shipping markets; both of these international markets transact business primarily in U.S. dollars. The Company's accounting records are maintained in U.S. dollars. Transactions involving other currencies during the year are converted into U.S. dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities denominated in other currencies are adjusted to reflect the year-end exchange rates. Resulting gains or losses are reflected separately in the accompanying consolidated statements of income. The financial statements of the Company's subsidiaries with functional currencies other than U.S. dollars, the functional currency of the Company's subsidiaries have been converted to U.S. dollars by the application of the translation method (current rate method).  All assets and liabilities are translated using the period end exchange rate.  Shareholders equity accounts are translated using historical rates.  Revenues and expenses are translated using the weighted average exchange rate in effect during the period.  Exchange differences on the translation of entities with functional currencies other than the U.S. dollar, are recognized directly in the foreign currency translation reserve as other comprehensive income.

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

Trade Receivables, net:  Management is responsible for approving credit to customers, setting and maintaining credit standards, and managing the overall quality of the credit portfolio. The Company performs ongoing credit evaluations of its customers based upon payment history and the assessments of customers' credit worthiness. The Company generally provides payment terms of approximately 30 days. The Company continuously monitors collections and payments from its customers and maintains a provision for estimated credit losses based upon its historical experience with its customers, current market conditions of its customers, and any specific customer collection issues. Accounts receivable are reduced by an allowance for amounts that may become uncollectible in the future. The Company had accounts receivable of $526,450, and $477,738 before allowances for bad debts of $1,354 and $3,503 as of December 31, 2011 and 2012, respectively.  Allowances for bad debt are summarized as follows:

Allowances for doubtful accounts
Balance, December 31, 2010	$1,293
- Additions	61
Balance, December 31, 2011	$1,354
- Additions	2,919
Balance, December 31, 2012	$4,273

The Company transfers ownership of eligible trade accounts receivable to a third-party purchaser without recourse in exchange of cash. The factoring of trade accounts receivable under the agreement is accounted for as a sale. Proceeds from the transfer reflect the face value of the account less a discount. The receivables sold pursuant to this factoring agreement are excluded from trade receivables in the consolidated balance sheets and are reflected as cash provided by operating activities in the consolidated statements of cash flows. The Company continues to service, administer and collect the receivables sold under this program. The Company does not record a servicing asset or liability on the consolidated balance sheets as the Company estimates the fee it receives is at fair valaue. Servicing fees during the year ended December 31, 2012 are recorded in the interest and finance costs in the accompanying consolidated statements of income. The third-party purchaser has no recourse to the Company's assets for failure of debtors to pay when due.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

2.	Significant Accounting Policies: (Continued)

Insurance Claims: Insurance claims are recorded on the accrual basis once recovery is probable under the related insurance policies and the Company can make an estimate of the amount to be reimbursed. Insurance claims represent the claimable expenses, net of deductibles, incurred through

December 31 of each year, which are expected to be recovered from insurance companies.

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

Amounts of interest to be capitalized during the asset acquisition period are determined by applying an interest rate ("the capitalization rate") to the average amount of accumulated expenditures for the asset during the period.  The capitalization rates used in an accounting period are based on the rates applicable to borrowings outstanding during the period. The Company does not capitalize amounts in excess of actual interest expense incurred in the period. If the Company's financing plans associate a specific new borrowing with a qualifying asset, the Company uses the rate on that borrowing as the capitalization rate to be applied to that portion of the average accumulated expenditures for the asset that does not exceed the amount of that borrowing. If average accumulated expenditures for the asset exceed the amounts of specific new borrowings associated with the asset, the capitalization rate applied to such excess is a weighted average of the rates applicable to other borrowings of the Company.

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

Goodwill: Goodwill represents the excess of the purchase price over the net of the fair value of the identifiable tangible and intangible assets acquired and the fair value of liabilities assumed in business acquisitions. As required by the goodwill topic of the FASB Accounting Standard Codification, goodwill is not amortized, but reviewed as of December 31 of each year for impairment. The Company also evaluates goodwill for impairment at any time that events occur or circumstances change indicating a possible impairment. The Company tests for goodwill impairment using the two-step process. The first step is a screen for potential impairment, while the second step measures the amount of impairment. Fair value of the reporting units is derived using discounted cash flow analysis.

Impairment of Long-Lived Assets: Accounting guidance requires that long-lived assets and certain identifiable intangible assets held and used or to be disposed of by an entity, be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. In evaluating useful lives and carrying values of long-lived assets, the Company reviews certain indicators of potential impairment, such as vessel sale and purchase prices in the marketplace, business plans and overall market conditions. When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset and any future disposal is less than its carrying amount, the asset should be evaluated for an impairment loss. In developing estimates of future cash flows, the Company relied upon estimates made by management with regard to the Company's vessels, including future deliveries, operating expenses, and the estimated remaining useful lives of the vessels. These assumptions are based on historical trends as well as future expectations and are consistent with the plans and forecasts used by management to conduct its business. The variability of these factors depends on a number of conditions, including uncertainty about future events and general economic conditions; therefore, the Company's accounting estimates might change from period to period. In the event that undiscounted projected net operating cash flows were less than carrying value, the Company would estimate the fair value of the related asset and record a charge to operations calculated by comparing the asset's carrying value to the estimated fair value.  Measurement of the impairment loss is based on the fair value of the asset as determined by management considering third-party valuations and discounted future cash flows attributable to the vessel or asset group. The Company regularly reviews the carrying amount of its long-lived assets. The Company had no impairment losses in any of the periods presented.

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

Contingencies: The Company accrues for a loss if the Company deems it probable that a liability has been incurred at the date of the financial statements and the amount of that loss can be reasonably estimated. If the Company deems it reasonably possible that a liability has been incurred, the nature of the contingency and an estimate of the amount of loss is disclosed in the notes to the financial statements.

Financial Instruments:  The carrying amounts of the current financial assets and current financial liabilities reported in the consolidated balance sheets approximate their respective fair values because of the short term nature of these financial instruments. The fair value of revolving credit facilities is estimated based on current rates offered to the Company for similar debt of the same remaining maturities. Additionally, the Company considers its creditworthiness in determining the fair value of the revolving credit facilities.  The carrying value approximates the fair market value for the floating rate loans because interest rates are based on the market rates.

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

Fuel Pricing Contracts: Changes in the estimated fair value of the fuel pricing contracts are recognized as components of cost of revenue in the consolidated statement of income.  The fair value of the outstanding fuel

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

2.	Significant Accounting Policies: (Continued)

pricing contracts is separately presented in the Company's consolidated balance sheet in current assets/liabilities.  The Company classifies cash flows related to derivative financial instruments within cash used in operating activities in the consolidated statement of cash flows.

For more information on the Company's derivatives, see Note 16.

Recent Accounting Pronouncements:

There are no recent accounting pronouncements effective for the current period whose adoption would have a material effect on the Company's consolidated financial statements in the current period.

3.      Significant Acquisitions:

Aegean NWE Business: On April 1, 2010, the Company, via its subsidiaries AMPNI Holdings Co. Limited, AMPNI Investments Co Limited and Aegean Barges N.V. (collectively the "Buyer")  acquired all of the outstanding share capital of Verbeke Bunkering N.V. ("Verbeke Bunkering"), the Blatoma N.V. and certain assets ("Verbeke Shipping vessels") (or collectively the "Aegean NWE Business") from Verbeke Shipping N.V. (Verbeke Shipping or the "Seller") for a total consideration of  $59,217. The Verbeke Business is a Belgian fuel logistics company that physically supplies marine fuel and lubricants to seagoing ships in ports and at sea. The Aegean NWE  Business primarily operates in the Antwerp-Rotterdam-Amsterdam (ARA) region, the world's second largest bunkering market. In addition, Verbeke Bunkering is active in the ports of Zeebrugge, Ostend, Ghent, Terneuzen, Flushing, Ljmuiden and Moerdijk. The Company entered into this transaction as a strategic opportunity for expansion to the ARA region, in which it had limited presence. The Company also expects to realize meaningful operational synergies with its Belgium-based subsidiary, ABAS, which was acquired by the Company in 2007.

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

This asset is being amortized on a straight-line basis over the remaining contractual life of the agreement (from July 1, 2010 to January 1, 2028). Amortization expense of $601 was recognized for the years ended December 31, 2011 and 2012.

4.	Trade Accounts Receivables Factoring Agreement

In connection with the factoring agreement, renewed on November 14, 2012 and valid until October 17, 2013, the Company transfers ownership of eligible trade accounts receivable to a third-party purchaser without recourse in exchange of cash. Proceeds from the transfer reflect the face value of the account less a discount. The receivables sold pursuant to this factoring agreement are excluded from the trade receivables on the consolidated balance sheets and are reflected as cash provided by operating activities on the consolidated statements of cash flows.

The third-party purchaser has no recourse to the Company's assets for failure of debtors to pay when due. The Company sold $761,194 of trade accounts receivable during the fiscal year 2012, which is net of servicing fees of $1,738 (Note 21).

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

5.	Transactions with Related Parties:

The transactions with related parties presented in the accompanying consolidated financial statements as of and for the year ended December 31, 2012 are analyzed as follows:

	Due from related companies	Trade Payables to related companies	Other Payables to related companies	Sales of Marine Petroleum Products- related companies*	Cost of Marine Petroleum Products- related companies	Cost of voyage revenues	Voyage Revenues*
Aegean Oil	3,508	17,031	531	-	455,476	1,868	542
Aegean Shipping Management	4,713			7,133
General Maritime	1,757			30,628
Fairy Marine	62
Melco		401		4,631	2,640
Aegean V	4,367						8,141
Other	841		929				72
Total	15,248	17,432	1,460	42,392	458,116	1,868	8,755
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

On April 1, 2005, the Company renewed its contract with a ten-year Marine Fuel Supply Service Agreement with the Greek Subcontractor. This contract stipulates that the Company and the Greek Subcontractor must transact for a minimum quantity of marine fuel per month. Under the contract, the Greek Subcontractor undertakes to sell the marine petroleum products to the Company at an amount equal to the Greek Subcontractor's purchase cost of the marine petroleum products from select Greek refineries, plus a margin. The margin is reviewed and renegotiated annually between the parties. Payments of the Greek Subcontractor's invoices are made within 30 calendar days from the date of receipt of the invoice. Penalties of 10% are imposed on late payments. If requested, the Company undertakes to provide security to the Greek Subcontractor by way of a standby letter of credit or other mutually acceptable guarantee in relation to any outstanding balance from time to time. The agreement terminates on March 31, 2015 unless any of the following situations occur prior to the termination date: (i) the Greek Subcontractor's petroleum trading license terminates or is revoked by the Greek authorities, (ii) upon the breach by any party in the performance of any of its obligations, as defined in the agreement, (iii) upon the liquidation or bankruptcy of any party. The Company has a unilateral right to terminate the agreement by serving 12 months written notice. During the years ended December 2010, 2011 and 2012, the Company purchased from the Greek Subcontractor marine petroleum products of $303,620, $404,988 and $455,476, respectively, all of which are included under related companies' cost of marine petroleum products sold in the accompanying consolidated statements of income. Additionally, during the year ended December 31, 2012, the Company purchased marine petroleum products that were consumed in connection with our voyage revenues and are included in the cost of voyage revenues in the accompanying consolidated statements of income. During the years ended December 31, 2010, 2011 and 2012, the Company also sold to the Greek Subcontractor marine petroleum products of $3,688, $0 and $0, respectively, which is included under the related companies' sales of marine petroleum products in the accompanying consolidated statements of income.

As of December 31, 2011 and 2012, the amounts due to the Greek Subcontractor were $28,547 and $17,031 respectively, and are included under trade payables to related companies in the accompanying consolidated balance sheets.

The Company had entered into an agreement with the Greek Subcontractor and was paying $25 per month per vessel used, in 2009, as a barging fee, to the Greek Subcontractor for bunkering services on the Company's behalf at Piraeus and other Greek ports. As of June 1, 2010, the above agreement was terminated and no amounts were due to the Greek Subcontractor as of December 31, 2011 and 2012. During the year ended December 31, 2010, the Company had paid $1,000 under the bunkering agreement.

Also the Subcontractor had entered into bareboat charter agreement with the owners of Aegean III, Aegean VIII, Aegean XII, Aegean Rose, Aegean Daisy, Aegean Breeze I, Aegean Tiffany, Aegean Ace and Aegean Orion at $0.5 per day per vessel. For the year ended December 2010, the bareboat charter revenue was $627 and is presented under other revenues in the accompanying consolidated statement of income. In connection with the above bareboat charter agreements with the owners of the vessels, the Company provided management services to the Subcontractor for the ISM code at $10 per month, per vessel. For the years ended December 31, 2010, the revenue from the services was $336 and is also presented under other revenues in the accompanying consolidated statement of income. As of June 1, 2010, the above agreements were terminated and no amounts were due to the Greek Subcontractor as of December 31, 2011 and 2012.

As at December 31, 2011 and 2012, the amounts due from the related party were $849 and $3,508 respectively, and are included under due from related companies in the accompanying consolidated balance sheets.

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

vessel as a storage facility upon a rate of €35,000 per month. For the years ended December 31, 2011 and 2012, the Company's revenue under this contract was $588 and $542, respectively and is presented under the revenues from related parties in the accompanying consolidated statement of income.

As at December 31, 2011 and 2012, the Company is also liable to the Greek Subcontractor for the amount of $221 and $531 deriving from the purchase of bunkers for own consumption and are included in the other payables to related parties in the accompanying consolidated balance sheets.

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

(i)
Aegean Shipping is a customer of the Company. It purchases marine fuel and lubricants, which it consumes during the voyages of its vessels. The Company's sales of marine fuel and lubricants to Aegean Shipping for the years ended December 31, 2010, 2011 and 2012, amounted to $7,619, $8,574 and $7,133, respectively, and are included under related companies' revenues in the accompanying consolidated statements of income.

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

As of December 31, 2011 and 2012, the amounts due from Aegean Shipping were $6,417 and $4,713 respectively, and are included in the accompanying consolidated balance sheets.

(c)      General Maritime Corporation ("General Maritime"):

Aegean's Chairman of the Board, Mr. Peter C. Georgiopoulos, also serves as Chairman, President and Chief Executive Officer of General Maritime which is a publicly-traded tanker company with shares listed on the New York Stock Exchange. During the years ended December 31, 2010, 2011 and 2012, the Company's sales to General Maritime amounted to $30,030, $38,681 and $30,628, respectively, which are included under related companies' sales of marine petroleum products in the accompanying consolidated statements of income. As at December 31, 2011 and 2012, the amounts due from General Maritime were $3,593 and $1,757, respectively, which are included in the accompanying consolidated balance sheets.

(d)	Fairy Marine Ltd ("Fairy Marine"):

In 2009, the Company entered into three separate agreements with Fairy Marine, which is owned and controlled by relatives of Mr. Dimitris Melisanidis, for the vessel Aegean IX. On January 9, 2009 the bareboat charter agreement set $0.2 per day as charter hire, the management agreement, signed on January 10, 2009, was agreed for $6 per month and finally the charter-party agreement, on January 9, 2009, defined the time charter fee for $3.5 per day. However, on December 18, 2009 all the above agreements were terminated after the sale of the vessel Aegean IX to an unaffiliated third-party purchaser.

As at December 31, 2011 and 2012, the amounts due from Fairy Marine are $1,253 and $62 respectively, which are due from related companies in the accompanying consolidated balance sheets.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

5.	Transactions with Related Parties: (Continued)

(e) Aegean V ("Aegean V'')

In 2011, two vessel-owning subsidiaries of the Company entered into separate contracts with Aegean V, which is owned and controlled by relatives of Mr. Dimitris Melisanidis. According to these agreements the vessels Amorgos and Karpathos provide freight services to the related party and recognize revenue that is dependent on the distance and the volumes of the transportation. For the years ended December 31, 2011 and 2012 the Company's revenue under these contracts was $7,019 and $8,141, respectively, and is presented under the revenues from related parties in the accompanying consolidated statements of income.

As at December 31, 2011 and 2012, the amount due from Aegean V was $2,791 and $4,367 respectively, and is included in the accompanying consolidated balance sheets.

(f)
Melco S.A. ("Melco"): During the year ended December 31, 2011, the Company had no transactions with Melco and no amounts were due to the related party. During the year ended December 31, 2012, the Company sold to and purchased from Melco, which is owned and controlled by relatives of Mr. Dimitris Melisanidis, marine petroleum products of $4,631 and $2,640, respectively, which is included under the related companies' sales and cost of marine petroleum products in the accompanying consolidated statements of income. As at December 31, 2012, the Company had a liability to Melco of $401.

(g) Other companies:

The amounts due from other companies affiliated with Aegean's Chairman of the Board, Mr. Peter C. Georgiopoulos, were $281 and $329 as of December 31, 2011 and 2012, respectively, and are included under due from related companies in the accompanying consolidated balance sheets.

The amounts due from other companies owned Mr. Dimitris Melisanidis or his relatives were $944 and $512 as of December 31, 2011 and 2012, respectively, and are included under due from related companies in the accompanying consolidated balance sheets.

The amounts due to other companies owned Mr. Dimitris Melisanidis or his relatives were $273 and $929 as of December 31, 2011 and 2012, respectively, and are included under other payables to related companies in the accompanying consolidated balance sheets.

Voyage and other revenues from other companies owned Mr. Dimitris Melisanidis or his relatives were $0, $255 and $72 as of December 31, 2010, 2011 and 2012, respectively, and are included under related companies' revenues in the accompanying consolidated statements of income.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

6.	Inventories:

The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

	December 31,
	2011	2012
Held for sale:
Marine Fuel Oil	146,770	141,590
Marine Gas Oil	53,635	33,965
	200,405	175,555
Held for consumption:
Marine fuel	2,355	4,145
Lubricants	1,063	972
Stores	31	24
Victuals	203	130
	3,652	5,271
Total	204,057	180,826

7.	Prepayments and Other Current Assets:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	December 31,
	2011	2012
Prepaid insurance	745	652
VAT receivable	14,038	12,736
Receivables from storage facilities	2,459	1,304
Receivables from voyages	1,794	2,631
Other prepayments	12,537	14,809
Total	31,573	32,132

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

8.	Advances for Vessels under Construction and Acquisitions:

The Company accepted delivery of the following vessels during the years ended December 31, 2011 and 2012:

Shipyard	Vessel Hull DN	Vessel Name	DWT	Date of Delivery	Contract Construction Price	Engineering Costs	Construction Cost
Fujian	DN-3800-14	ANAFI	4,584	04/06/2011	$9,590	$1,150	$10,740
	DN-3800-15	SIKINOS	4,595	08/11/2011	$9,590	$1,150	$10,740
Quingdao	QHS -226	TILOS	6,263	03/28/2011	$10,600	$1,600	$12,200
	QHS -227	HALKI	6,256	07/28/2011	$10,600	$1,600	$12,200
	QHS -228	SYMI	6,256	04/11/2012	$10,600	$1,600	$12,200
Erlenbacher	NB- 1166	MONTANA	4,319	05/26/2011	$4,084	$0	$4,084

The amounts shown in the accompanying consolidated balance sheets include milestone payments relating to the shipbuilding and engineering contracts and any material related expenses incurred during the construction periods capitalized in accordance with the accounting policy discussed in Note 2.

Interest on the advances paid by the Company in respect of these contracts is computed at the weighted average borrowing cost of the Company, for the duration of the construction period, and capitalized on advances for vessels under construction on the accompanying balance sheets.  Total interest capitalized for the years ended December 31, 2010, 2011 and 2012 was $901, $274 and $58 respectively.

During the years ended December 31, 2011 and 2012, the movement of the account, advances for vessels under construction and acquisitions, was as follows:

	Year Ended December 31,
	2011	2012
Balance at beginning of year	77,858	11,553
Advances for vessels under construction and related costs	20,078	2,302
Advances for second hand vessel acquisitions	453	-
Vessels delivered	(86,836)	(13,855)
Balance at end of year	11,553	-

9.         Advances for Other Fixed Assets under Construction:

Fujairah in-land storage facility: In July 2010, the Company assumed a 25-year terminal lease agreement, as a result of the transfer of all the shares of Aegean Oil Terminal Corporation from a related party. The agreement, signed by the Company's subsidiary, Aegean Oil Terminal Corporation, and the Municipality of Fujairah will be automatically renewed for an additional 25 years and was assumed to build an in-land storage facility in the United Arab Emirates with estimated cost of $110,000. The Company is expected to complete the construction of the new facility by the end of year 2013 and the payments of the contractual amounts are made with the progress of the construction.  As of December 31, 2012, the Company has paid advances for construction of the in-land storage facility amounting to $99,625. The contractual obligations arising from signed contracts relating to this project after December 31, 2012 are approximately $10,000 for 2013.

Las Palmas in-land storage facility: As at December 31, 2012, the Company has capitalized expenses incurred for additions and improvements on the Las Palmas terminal site in the amount of $2,360.

Panama in-land storage facility: In August 2011, the Company was granted a 20-year concession agreement from Panama Maritime Authority to operate land-based storage facilities. Under the concession agreement, Company, is required to make certain investments to improve the efficiency of the terminal operations. During the year ended December 31, 2012, the Company has incurred leased improvement costs of the amount of $1,127.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

9.        Advances for Other Fixed Assets under Construction: (Continued)

Interest on the advances paid by the Company in respect of Fujairah, Las Palmas and Panama storage facilities is computed at the weighted average borrowing cost of the Company, for the duration of the construction period, and capitalized on advances for other fixed assets under construction on the accompanying balance sheets.  Total interest capitalized for the years ended December 31, 2010, 2011 and 2012 was $0, $787 and $2,356 respectively.

10.       Vessels:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Vessel Cost	Accumulated Depreciation	Net Book Value
Balance, December 31, 2010	479,489	(54,168)	425,321
- Vessels acquired and delivered	86,836	-	86,836
- Vessels sold	(20,641)	4,087	(16,554)
- Depreciation for the year	-	(21,163)	(21,163)
Balance, December 31, 2011	545,684	(71,244)	474,440
- Vessels acquired and delivered	13,855	-	13,855
- Vessels sold	(27,418)	13,633	(13,785)
- Depreciation for the year	-	(21,484)	(21,484)
Balance, December 31, 2012	532,121	(79,095)	453,026

On April 10, 2012, the Company sold the vessel Vera to an unaffiliated third-party purchaser for an aggregate price of $605. The loss on sale of $697 was calculated as the sale price less the carrying value of the vessel of $952 and the carrying value of unamortized dry-docking costs of $350. This loss is included under the loss on sale of vessels in the consolidated statements of income.

On April 19, 2012, the Company sold the floating storage facility Fos II to an unaffiliated third-party purchaser for an aggregate price of $5,103. The loss on sale of $4,030 was calculated as the sale price less the carrying value of the vessel of $8,762 and the carrying value of unamortized dry-docking costs of $371. This loss is included under the loss on sale of vessels in the consolidated statements of income.

On May 23, 2012, the newly-constructed bunkering tanker, Symi (ex-QHS-228), with a total cost of $13,855, became operational in the Company's service center in Ghana.

On June 14, 2012, the Company sold the vessel Hope to an unaffiliated third-party purchaser for an aggregate price of $1,442. The gain on sale of $509 was calculated as the sale price less the carrying value of the vessel of $541 and the carrying value of unamortized dry-docking costs of $392. This loss is included under the loss on sale of vessels in the consolidated statements of income.

On October 23, 2012, the Company sold the vessel Aegean Star to an unaffiliated third-party purchaser for an aggregate price of $1,782. The loss on sale of $1,748 was calculated as the sale price less the carrying value of the vessel of $3,530. This loss is included under the loss on sale of vessels in the consolidated statements of income.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

10.	Vessels: (Continued)

During the year ended December 31, 2011, the Company took deliveries of the following vessels:

Vessel Name	Date of operation	Year Built	Size (dwt)	Total cost capitalized
Kassos	01/11/2011	2010	6,256	13,498
Ios	03/02/2011	2010	4,620	12,158
Tilos	04/27/2011	2011	6,263	13,174
Anafi	05/10/2011	2011	4,584	11,798
Montana	05/26/2011	2011	4,319	10,320
Halki	10/01/2011	2011	6,256	13,435
Sikinos	11/09/2011	2011	4,595	12,000
Florida	11/15/2011	2011	1,533	453
				86,836

During the year ended December 31, 2012, the Company took delivery of the following vessel:

Vessel Name	Date of operation	Year Built	Size (dwt)	Total cost capitalized
Symi	05/23/2012	2012	6,256	13,855

Cost of vessels at December 31, 2011 and 2012, includes $58,334 and $59,339, respectively, of amounts not included in the contract price of the vessels but which were material expenses incurred upon acquisition and are capitalized in accordance with the accounting policy discussed in Note 2.

As of December 31, 2012, all of the Company's operational vessels, except for the Mediterranean, PT25, PT36, PT22 and the vessels Colorado, Vigo, Elbe, Ellen, Steindamm and Tapuit were mortgaged under the Company's various debt agreements.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

11.	Other Fixed Assets:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Land	Buildings	Other	Total
Cost, December 31, 2010	9,036	3,459	2,392	14,887
- Additions	-	-	247	247
Cost, December 31, 2011	9,036	3,459	2,639	15,134
- Additions	-	-	844	844
-Disposals			(78)	(78)
Cost, December 31, 2012	9,036	3,459	3,405	15,900

Accumulated depreciation, December 31, 2010	-	280	1,096	1,376
- Depreciation expense	-	132	460	592
Accumulated depreciation, December 31, 2011	-	412	1,556	1,968
- Depreciation expense	-	38	580	618
-Disposals	-	-	(78)	(78)
Accumulated depreciation, December 31, 2012	-	450	2,058	2,508

Net book value, December 31, 2010	9,036	3,179	1,296	13,511
Net book value, December 31, 2011	9,036	3,047	1,083	13,166
Net book value, December 31, 2012	9,036	3,009	1,347	13,392

12.      Deferred Charges:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Drydocking	Financing Costs	Total
Balance, December 31, 2010	17,036	1,029	18,065
- Additions	8,935	1,319	10,254
- Disposals	(602)	-	(602)
- Amortization for the year	(7,112)	(1,003)	(8,115)
Balance, December 31, 2011	18,257	1,345	19,602
- Additions	6,293	390	6,683
- Disposals	(1,113)	-	(1,113)
- Amortization for the year	(7,573)	(1,037)	(8,610)
Balance, December 31, 2012	15,864	698	16,562

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

The goodwill presented in the accompanying consolidated balance sheets is analyzed as follows:

	Year Ended December 31,
	2011	2012
Balance at beginning of year	37,946	37,946
Balance at end of year	37,946	37,946

The decline in the Company's stock price such that the market capitalization was lower than the consolidated net book value indicated the need for an impairment assessment as of December 31, 2012. The Company calculated the fair value of the reporting unit using the discounted cash flow method, and determined that the fair value of the reporting unit exceeded its book value including the goodwill. The discounted cash flows calculation is subject to management judgment related to revenue growth, capacity utilization, the weighted average cost of capital (WACC), of approximately 7%, and the future price of marine fuel products. No impairment loss was recorded at December 31, 2012.

Intangible assets: The Company has identified finite-lived intangible assets associated with concession agreements acquired with the purchase of the Portland subsidiary, Las Palmas and Panama sites with remaining weighted-average amortization period of 17.1 years and a non-compete covenant acquired with the Aegean NWE Business with remaining amortization period of 3.8 years. The total remaining weighted-average amortization period of finite-lived intangible assets is 15.7 years as of December 31, 2012. The values recorded have been recognized at the date of the acquisition and are amortized on a straight line basis over their useful life.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

13.	Goodwill and intangible assets (Continued):

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

		Concession Agreements
		Concession Agreements	Non-compete covenant	Total

Cost	December 31, 2011	19,797	3,365	23,162
	December 31, 2012	19,797	3,365	23,162

Accumulated Amortization	December 31, 2011	(2,234)	(905)	(3,139)
	December 31, 2012	(3,222)	(1,422)	(4,644)

NBV	December 31, 2011	17,563	2,460	20,023
	December 31, 2012	16,575	1,943	18,518
	2013	988	517	1,505
	2014	988	517	1,505
Amortization Schedule	2015	988	517	1,505
	2016	988	392	1,380
	2017	988	-	988
	Thereafter	11,635	-	11,635

14.	Short-term Borrowings:

The amounts comprising short-term debt in the accompanying consolidated balance sheets are analyzed as follows:

Short-term borrowings:	December 31, 2011	December 31, 2012
Loan Facility:
(a) Revolving overdraft credit facility dated 06/29/2012	9,915	7,993
(b) Senior secured revolving credit facility dated 12/20/2012	-	50,000
(c) Trade credit facility dated 7/1/2012	102,915	92,126
(d) Revolving credit facility dated 11/16/2012	58,000	66,000
(e) Revolving credit facility dated 9/1/2012	51,500	47,528
(f) Revolving credit facility dated 5/10/2012	123,109	58,105
(g) Revolving credit facility amendment dated 11/15/2011	3,795	-
Total short-term borrowings	349,234	321,752

The above dates show the later of the date of the facility, the date of the most recent renewal or the date the loan was assumed by the Company.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

14.   Short-term Borrowings: (Continued)

a)
On March 30, 2011, the Company renewed its annually renewable revolving overdraft credit facility with a credit limit of up to $10,000 and on June 29, 2012 the Company signed a supplemental agreement, which reduces the facility amount to $8,000 and extends the facility until April 30, 2013.

The 2011 renewal bore interest at LIBOR plus 5.5% while the supplemental facility bears interest at LIBOR plus 6.0%, is collateralized by, among other things, a first priority mortgage over each of the vessels Aegean Ace, Aegean Champion and Sara and requires us to maintain a minimum security value of 125%. Furthermore, the credit facility contains financial covenants requiring the Company to ensure that (i) adjusted consolidated book net worth, as defined, not be less than $175,000, (ii) consolidated leverage ratio, as defined, not to exceed 0.75-to-one, and (iii) consolidated liquid funds (total cash and cash equivalents and the undrawn amount of any committed overdraft facilities available to the Company) ("liquid funds"), as defined, not be less than $25,000.

b)
On February 9, 2011, the Company amended its annually renewable senior secured revolving credit facility with the bank for an amount of $50,000 and interest at LIBOR plus 3.50%

On December 20, 2012 the Company signed a renewed facility, which matures on April 30, 2013. The facility is collateralized by, among other things, the Company's receivables and corporate guarantee, and bears interest at LIBOR plus 4.0%. The credit facility contains certain covenants and undertakings that require, among other things, that the Company maintain its listing on the New York Stock Exchange, the net equity base will not be less than $175,000, the interest coverage ratio will not be less than 1.3-to-one; the total liabilities to total assets will not exceed 75% and the Company maintain additional free liquidity of $30,000 at the end of each calendar month and an average minimum daily free liquidity of $15,000.

c)
On May 23, 2011, the Company renewed the uncommitted trade credit facility with an international commercial lender for an amount up to $220,000. The availability of any letters of credit, overdrafts or cash advances under the trade credit facility is subject to the lender's discretion. The facility is guaranteed by the Company and is collateralized by, among other things, the Company's assigned receivables and fuel oil and gas oil stored or to be stored in a storage facility acceptable to the lender and pledged in its favor. The facility bore interest at LIBOR plus 2.50%. The facility contains financial covenants requiring, among other things, that AMP's minimum total net equity is at least $80,000 and has minimum cash collateral of $5,000 at all times; the Company maintains its listing on the New York Stock Exchange; has total net equity not less than $250,000; and has a minimum current ratio of 1.15 with a minimum working capital of $50,000.

On July 2012, the Company renewed the trade credit facility, reducing the minimum ratio to 1.10 until March 31, 2013. After that date, the minimum current ratio shall be 1.15.  All other terms apply.

d)
On April 20, 2011 the Company's subsidiary Aegean NWE renewed its overdraft facility with the Belgian bank for an amount up to $70,000 and on November 16, 2012 it signed an agreement that increased the credit line to $80,000. The facility is collateralized by the Company and drawdowns on the facilities are limited to a maximum of 90% of the accounts receivable accepted by the bank and credit-insured. The facility bears interest at LIBOR plus 2.00% for drawdowns and plus 2.50% on the overdrafts.

e)
On September 1, 2011, the Company's subsidiary Aegean NWE renewed with the Belgian bank its annually renewable overdraft facility for an amount up to $70,000 and €500,000 The facilities are collateralized by the Company and drawdowns on the facilities are limited to a maximum of 90% of the accounts receivable accepted by the banks and credit-insured, equally shared between the Belgian banks. The facility bears interest at LIBOR plus 2.50% for drawdowns and 2.00% for overdrafts.

f)
On June 21, 2011, the Company renewed its annually renewable uncommitted revolving credit facility with an international commercial lender for one year and increased the amount to up to $200,000. The availability of any letters of credit, overdrafts or cash advances under the revolving credit facility is subject to the lender's discretion. The facility is collateralized by, among other things, the assignment of and pledge of receivables and fuel oil and gas oil stored or to be stored in a storage facility acceptable to the lender.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

14.   Short-term Borrowings: (Continued)

On May 10, 2012, the Company signed a third amendment renewing for a one-year term. The renewed facility bears interest at LIBOR plus 2.4% and the financial covenants are that the Company shall ensure at all times that working capital is not less than $75,000, the liable capital of the Company, which is defined as its capital, revenue reserves, minority interests and subordinated debt less its intangible assets and any loans of to related companies, is not less than $375,000 and that its current ratio is not less than 1.10 until March 31, 2013. After that date, the current ratio shall not be less than 1.15.

g)
On November 15, 2011, the Company signed an amendment of the main loan agreement described on (f) by acquiring an additional sub limit of up to $20,000 available to the subsidiary that is constructing the new terminal in Fujairah. The funds are provided solely to facilitate the further advancement of the construction of the terminal and disbursements are made against invoices provided by the various contractors involved in the construction of the terminal. The facility matured on May 15, 2012 and bears interest at a rate of the lender's cost of funds plus 5.0%.

At December 31, 2012 the Company was not in compliance with: (a) the current ratio covenant contained in two of its short-term borrowings, one of which is uncommitted, (required to maintain a minimum of 1.10-to-one and maintained 1.07-to-one) under which a total of $150,231 was outstanding as of that date, (b) the working capital covenant contained in one of its uncommitted short-term borrowings (required to maintain a minimum of $75,000 and maintained $51,853) under which a total of $58,105 was outstanding as of that date and (c) the solvency ratio covenant, calculated on the statutory financial statements of the Company's subsidiary Aegean NWE, contained in one of its uncommitted short-term borrowings (required to maintain a minimum of 20.0% and maintained 19.8%) under which a total of $66,000 was outstanding as of that date.

Subsequent to December 31, 2012, the Company obtained waivers for these covenant breaches. Management has the intention and the ability to cure these breaches in the event that the Company is still not in compliance with these covenants upon the expiry of the existing waivers during 2013, and has not renegotiated the waivers.

Interest: Total interest incurred on short-term borrowings for the years ended December 31, 2010, 2011 and 2012 amounted to $3,639, $10,921 and $13,141, respectively (Note 21) and is included in interest and finance costs, in the accompanying consolidated statements of income. During the years ended December 31, 2011 and 2012, the weighted average interest rate (including the margin) was 3.29%, and 3.24%, respectively.

Amounts available under Short-term Loan Program: As of December 31, 2012, the Company had $192,144 available undrawn amount under its short-term loan agreements to finance working capital requirements and it recognized commitment fees of $356 for its undrawn amounts, included in the interest and finance cost, see Note 21.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

15.	Long-term Debt:

The amounts of the Company's long term indebtedness in the accompanying consolidated balance sheets are analyzed as follows:

		December 31,
		2011	2012
(a)	Serifos, Kithnos, Santorini, Paros, Naxos	27,340	24,940
(b)	Milos, Amorgos, Kimolos, Syros, Mykonos	22,620	19,820
(c)	Eton, Benmore and Ingram	22,473	20,985
(d)	Tasman and Santon	14,824	13,600
(e)	Kerkyra, Ithaki, Kefalonia, Paxoi, Zakynthos, Lefkas, Kythira	56,230	52,802
(f)	Andros, Dilos, Ios, Sifnos, Tinos	38,223	33,949
(g)	Kassos, Tilos, Halki, Symi	32,698	30,734
(h)	Aegean III, VIII, XII	8,500	6,326
(i)	Blatoma	2,455	2,175
(j)	Verbeke Bunkering	2,331	1,322
(k)	Seatra	6,988	6,631
(l)	Overdraft facility under senior secured credit facility dated 03/16/2009 (1)	123,000	118,250
	Total	357,682	331,534
	Less: Current portion	(21,428)	(144,042)
	Long-term portion	336,254	187,492

(a)
On August 30, 2005, the Company's subsidiaries, Serifos, Kithnos, Santorini, Paros and Naxos, as co-borrowers, jointly and severally entered into a syndicated secured term loan with an international bank for an amount of $35,500 to partially finance the construction costs of vessels Serifos, Kithnos, Santorini, Paros, Naxos, respectively (five tranches of $7,100 each).

The loan bears interest at LIBOR plus 1.40% during each vessel's pre-delivery period and at LIBOR plus 1.30% or 1.55% from January 1, 2011, amended with a supplemental agreement, during each vessel's post-delivery period. During the years ended December 31, 2010, 2011 and 2012, the weighted average interest rate (including the margin) was 1.64%, 1.86% and 2.01%, respectively, while at December 31, 2011 and 2012, the interest rate (including the margin) was 2.04% and 1.87%, respectively.

The loan agreement contains financial covenants requiring the Company to ensure that book net worth (total stockholder's equity attributable to AMPNI) ("book net worth") shall not be less than $375,000; that the ratio of total liabilities to total assets shall not exceed 0.75-to-one; that the current ratio shall not be less than 1.15-to-one and that the liquidity ratio (cash and cash equivalents and trade receivables to total current liabilities) ("liquidity ratio") shall be higher than 0.50-to-one.

On April 5, 2012, the Company agreed with its lenders to permanently increase the minimum book net worth required to be maintained under the facility to $410,000 and reduce the minimum current ratio required to be maintained under the facility to 1.05-to-one until March 30, 2013. After that date the current ratio shall not be less than 1.15-to-one.

(b)
On February 10, 2006, the Company's subsidiaries, Milos, Amorgos, Kimolos, Syros and Mykonos, as co-borrowers, jointly and severally entered into a collateralized term loan with an international bank for an amount of $33,400 to partially finance the construction costs of vessels Milos, Amorgos, Kimolos, Syros, Mykonos, respectively (five tranches of $6,680 each).

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

15.	Long-term Debt: (Continued)

On December 19, 2006, this facility was refinanced by a term loan (with identical terms and conditions) with the same bank under the 2006 Senior Secured Credit Facility.

The loan bears interest at LIBOR plus 1.15% plus additional compliance costs. During the years ended December 31, 2010, 2011 and 2012, the weighted average interest rate (including the margin) was 1.44%, 1.37% and 1.40%, respectively, while at December 31, 2011 and 2012, the interest rate (including the margin) was 1.42% and 1.38%, respectively.

The loan agreement contains financial covenants requiring the Company to ensure that market value adjusted net worth shall not be less than $410,000; that minimum liquidity shall not be less than $30,000 held with the lender at the end of each month with average minimum daily free liquidity of $15,000; that the ratio of total liabilities to total assets shall not exceed 0.65-to-one, which was amended to 0.70-to-one, applied as of December 31, 2011. Under the agreement we are also required to maintain a minimum coverage ratio of 1.60-to-one and current ratio of at least the minimum of 1.05-to-one and the one set by the other lenders. After January 31, 2013 the minimum current ratio becomes 1.15-to-one.

(c)
On October 25, 2006, the Company's subsidiaries, Eton, Benmore and Ingram, as co-borrowers, jointly and severally entered into a syndicated secured term loan with an international bank for an amount of $26,250 to partially finance the construction costs of vessels Patmos, Nisyros, Karpathos (three tranches of $8,750 each).

The loan bears interest at LIBOR plus 1.30% before delivery of each vessel and at LIBOR plus 1.05% or 1.30% from January 1, 2011, amended with a supplemental agreement, after such vessel's delivery. During the years ended December 31, 2010, 2011 and 2012, the weighted average interest rate (including the margin) was 1.59%, 1.80% and 1.76%, respectively, while at December 31, 2011 and 2012, the interest rate (including the margin) was 1.84% and 1.65%, respectively.

The loan agreement contains financial covenants requiring the Company to ensure that book net worth shall not be less than $375,000; that the ratio of total liabilities to total assets shall not exceed 0.75-to-one; that the current ratio shall not be less than 1.15-to-one; that the liquidity ratio shall be higher than 0.50-to-one.On April 5, 2012, the Company agreed with its lenders to permanently increase the minimum book net worth required to be maintained under our corporate guarantee to $410,000 and reduce the minimum current ratio required to be maintained under our corporate guarantee to 1.05-to-one until March 30, 2013. After that date the current ratio should not be less than 1.15-to-one.

(d)
On October 27, 2006, the Company's subsidiaries, Tasman and Santon, as co-borrowers, jointly and severally entered into a collateralized term loan with a Greek bank for an amount of $17,600 to partially finance the construction costs of vessels Kalymnos and Leros (two tranches of $8,800 each).

The loan bears interest at LIBOR plus 1.15% on the principal amount repayable in quarterly installments (for each tranche: $6,160) and at LIBOR plus 1.25% on the principal amount repayable in a balloon payment (for each tranche: $2,640). During the years ended December 31, 2010, 2011 and 2012, the weighted average interest rate (including the margin) was 1.46%, 1.48% and 1.46%, respectively, while at December 31, 2011 and 2012, the interest rate (including the margin) was 1.71% and 1.40%, respectively.

(e)
On October 30, 2006, the Company's subsidiaries, Kerkyra, Ithaki, Kefalonia, Paxoi, Zakynthos, Lefkas and Kythira, as co-borrowers, jointly and severally entered into a syndicated secured term loan with an international bank for an amount of $64,750 to partially finance the construction costs of vessels Kerkyra, Ithaki, Kefalonia, Paxoi, Zakynthos, Lefkas and Kythira (seven tranches of $9,250 each).

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

the years ended December 31, 2010, 2011 and 2012, the weighted average interest rate (including the margin) was 1.71%, 1.80% and 1.76%, respectively, while at December 31, 2011 and 2012, the interest rate (including the margin) was 1.81% and 1.64%, respectively. The loan agreement contains financial covenants requiring the Company to ensure that book net worth shall not be less than $375,000; that the ratio of total liabilities to total assets shall not exceed 0.75-to-one; that the current ratio shall not be less than 1.15-to-one and that the liquidity ratio shall be higher than 0.50-to-one.

On April 5, 2012, the Company agreed with its lenders to permanently increase the minimum book net worth required to be maintained under our corporate guarantee to $410,000 and reduce the minimum current ratio required to be maintained under our corporate guarantee to 1.05-to-one until March 30, 2013. After that date the current ratio should not be less than 1.15-to-one.

(f)
On July 5, 2007, the Company's subsidiaries, Andros, Dilos, Ios, Sifnos and Tinos, as co-borrowers, jointly and severally entered into a syndicated collateralized term loan with an international bank for an amount of $37,560 to partially finance the construction costs of vessels Andros, Dilos, Ios, Anafi and Sikinos (five tranches of $7,512 each).

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

During the years ended December 31, 2010, 2011 and 2012, the weighted average interest rate (including the margin) was 1.43%, 1.68% and 1.94%, respectively, while at December 31, 2011 and 2012, the interest rate (including the margin) was 1.91% and 1.81%, respectively. As of December 31, 2011 and 2012, the outstanding balance of the loan was $38,223 and $33,949, respectively.

The loan agreement contains financial covenants requiring the Company to ensure that market value adjusted net worth shall not be less than $410,000; that minimum liquidity shall not be less than $30,000 held with the lender at the end of each month with average minimum daily free liquidity of $15,000; that the ratio of total liabilities to total assets shall not exceed 0.65-to-one, which was amended to 0.70-to-one, applied as of December 31, 2011. Under the agreement we are also required to maintain a minimum coverage ratio of 1.6-to-one and current ratio of at least the minimum of 1.05-to-one and the one set by the other lenders. After January 31, 2013 the minimum current ratio becomes 1.15-to-one.

(g)
On April 24, 2008, the Company's subsidiaries, Kassos, Tilos, Halki and Symi, as co-borrowers, jointly and severally entered into a syndicated collateralized term loan with an international bank for an amount of $38,800 to partially finance the construction costs of the vessels Kassos, Tilos, Halki and Symi (four tranches of $9,700 each).

The loan bears interest at LIBOR plus 1.15% or 1.40% from January 1, 2011, amended with a supplemental agreement, and is collateralized by the first priority mortgage on the four vessels. During the years ended December 31, 2010, 2011 and 2012, the weighted average interest rate (including the margin) was 1.83%, 1.86% and 1.87%, respectively, while at December 31, 2011 and 2012, the interest rate (including the margin) was 1.98% and 1.76%, respectively. As of December 31, 2011 and 2012, the outstanding balance of the loan was $32,698 and $30,734, respectively.

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

On April 5, 2012, the Company agreed with its lenders to permanently increase the minimum book net worth required to be maintained under the facility to $410,000 and reduce the minimum current ratio required to be maintained under the loan agreement to 1.05-to-one until March 30, 2013. After that date the current ratio should not be less than 1.15-to-one.

(h)
On July 8, 2008, the Company's subsidiaries, the Company entered into a collateralized term loan facility with a Greek bank for an amount of $15,000. The facility is collateralized by a first priority mortgage over the vessels, Aegean III, Aegean VIII and Aegean XII and bore interest at LIBOR plus 1.25%.

On June 29, 2012 the company signed a supplemental agreement that amended the interest rate at LIBOR plus 4%. During the years ended December 31, 2010, 2011 and 2012, the weighted average interest rate (including the margin) was 1.89%, 1.85% and 3.17%, respectively, while at December 31, 2011 and 2012, the interest rate (including the margin) was 1.93% and 4.65%, respectively. As of December 31, 2011 and 2012, the outstanding balance of the loan was $8,500 and $6,326, respectively.

The loan agreement contains financial covenants requiring the Company to ensure that Market value adjusted net worth shall not be less than $175,000; that minimum liquidity shall be not less than $25,000; that the ratio of total liabilities to total assets shall not exceed 0.65-to-one. On April 5, 2012, the Company agreed with our lenders to permanently amend the maximum consolidated leverage ratio required to be maintained under the loan agreement to 0.75-to-one.

(i)
On April 1, 2010, the Company, through the Aegean NWE business acquisition, assumed a loan agreement of an amount of €3,740,000 with a Belgian bank dated on March 22, 2004 to finance the construction of its vessel Texas. The interest rate is at 4.36%.The loan was renewed on April, 01, 2009 and is renewable every five years.

(j)
On April 1, 2010, the Company, through the Aegean NWE business acquisition, assumed a loan agreement of an amount of €4,000,000 with a Belgian bank dated on February 25, 2009. The facility bears interest of EURIBOR plus 2.5%. During the year ended December 31, 2011 and after the acquisition date of the Aegean NWE Business and 2012 the weighted average interest rate (including the margin) was 4.23% and 3.89%, while at December 31, 2011 and 2012, the interest rate (including the margin) was 4.04% and 2.72%.

(k)
On April 1, 2010, the Company assumed a loan agreement with an international bank that was signed, on October 6, 2009, by its acquired entity Aegean NWE and a third-party. The purpose of this roll over credit facility for an amount of €5,680,000 is to finance the new building Montana and bears interest at EURIBOR plus 1.26%. The credit facility is repayable in quarterly installments of approximately €95,000.

(l)
On March 3, 2011, the Company renewed retroactively from February 1, 2011, the senior secured syndicated revolving credit and letter of credit facility that was signed on March 16, 2009 for a period of two years, The amount of the facility was up to $1,000,000, for working capital and general corporate purposes. The facility expired on January 30, 2013 and had a credit limit of up to $210,000 consisting of a committed amount of up to $125,000 and an uncommitted amount of up to $85,000. The facility bore interest at LIBOR plus 3.00%, while documentary and standby letters of credit were subject to commissions of 0.70% and 1.60%, respectively. The loan agreement contained financial covenants that require us to maintain: book net worth of not less than $375,000; minimum liquidity of not be less than $30,000 held with the lender at the end of each month with average minimum daily free liquidity of $15,000; a ratio of total liabilities to total assets of no more than 0.70-to-one; interest coverage ratio higher than 1.35, which increased to 1.60 from the first quarter of 2012, and a current ratio of not less than 1.15.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

15.	Long-term Debt: (Continued)

On April 3, 2012, the Company agreed with its lenders to increase the minimum book net worth required to be maintained under the facility to $410,000 and reduce the minimum current ratio required to be maintained under the facility to the minimum of 1.05-to-one and the one set by the other lenders until the facility's expiration date. After that date the current ratio should not be less than 1.15-to-one.  The Company agreed with its lenders to extend the maturity date until May 30, 2013 of the credit facility in order to accommodate for the completion of its global facility.

As at December 31, 2012, the Company was not in compliance with the current ratio covenant contained in three of its credit facilities (required to maintain a minimum of 1.15-to-one) under which a total of $172,019 was outstanding as at December 31, 2012. The Company obtained a waiver for this covenant breach. Management has the intention and the ability to cure this breach in the event that the Company is still not in compliance with this covenant upon the expiry of the existing waiver within 2013, and has not renegotiated the waiver.

As at March 31, 2013, the Company was not in compliance with the current ratio covenant contained in four of its credit facilities (required to maintain a minimum of 1.15-to-one) under which a total of $129,461 was outstanding as at December 31, 2012. The Company obtained a waiver for this covenant breach. Management has the intention and the ability to cure this breach in the event that the Company is still not in compliance with this covenant upon the expiry of the existing waiver within 2013, and has not renegotiated the waiver.

As of December 31, 2012, the outstanding vessel-financing loans are generally collateralized as follows:

•	First priority assignment of the shipbuilding contracts and first priority mortgages over the vessels (when completed);

•	Assignments of insurance and earnings of the mortgaged vessels (when completed);

•	An undertaking from the vessels' manager.

The vessel-financing loan agreements contain ship finance covenants including restrictions as to changes in management and ownership of the vessels, additional indebtedness and mortgaging of vessels without the bank's prior consent as well as minimum requirements regarding the ratio of the market value of the relevant vessel to the outstanding loan amount and the ratio of the insured amount of the relevant vessel to the outstanding loan amount. In addition, the borrowing companies and/or their managers must maintain working capital accounts with the lending banks, as defined in the loan agreements. Furthermore, the vessel-owning subsidiary companies are not permitted to pay any dividends without the lenders' prior consent. As of December 31, 2012, the Company's vessel-under-construction as well as newly-completed vessels, having a total carrying value of $360,254, have been provided as collateral to secure the long-term debt discussed above.

Total interest incurred on long-term debt for the years ended December 31, 2010, 2011 and 2012 amounted to $9,011, $9,386 and $8,933, respectively, (Note 21) and is included in interest and finance costs in the accompanying consolidated statements of income. Accrued interest expense on long-term debt as of December 31, 2011 and 2012 amounted to $356 and $349, respectively, and is included in accrued and other current liabilities in the accompanying consolidated balance sheets.

The total amount available under the Company's long-term debt agreements was $6,750 as of December 31, 2012.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

15.	Long-term Debt: (Continued)

The annual principal payments required to be made after December 31, 2012, are as follows:

Amount
2013	144,042
2014	18,673
2015	18,368
2016	18,268
2017	132,183
331,534

16.	Derivatives and fair value measurements:

The Company uses derivatives in accordance with its overall risk management strategy.  The changes in the fair value of these derivatives are recognized immediately through earnings.  For additional information on our derivatives accounting policy, see Note 2.

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

As of December 31, 2011 and 2012, the Company was committed to the following 15 year interest rate swap arrangement with a call option for the bank to terminate it after 5 years duration, on March 31, 2016:

			As of December 31, 2012
	Interest Rate Index	Principal Amount	Fair Value/Carrying Amount of Liability	Weighted-average remaining term	Fixed Interest Rate

U.S. Dollar-denominated Interest Rate Swap	Euribor	$6,631	$632	13.25	2.35%

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

The Company uses fuel pricing contracts to hedge exposure to changes in the net cost of marine fuel purchases. The Company has the right of offset with the counterparty of the fuel pricing contracts, and settles outstanding balances on a monthly basis.  Therefore, these amounts are presented on a net basis in the consolidated balance sheets (on a gross basis: an asset of $182 and a liability of $185 as of December 31, 2012 and an asset of $1,485 and a liability of $266 as of December 31, 2011).

The following table presents information about our derivative instruments measured at fair value and their locations on the consolidated balance sheets:

		As of December 31,
	Balance Sheet Location	2011	2012

Fuel pricing contracts	Derivative assets, current	1,219	-
	Derivative liabilities, current	-	3
Interest rate swaps	Derivative liabilities, non-current	385	632
	Total, net	834	635

The following table presents the effect and financial statement location of our derivative instruments on our consolidated statements of income for the years ended December 31, 2010, 2011 and 2012:

	Statements of Income	For the year ended December 31,
Income/ (loss)	Location	2010	2011	2012

Fuel pricing contracts	Cost of revenue – third-parties	-	375	(10,596)
Interest rate contracts	Interest and finance cost	-	(424)	(331)
Total		-	(49)	(10,927)

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

16.      Derivatives and fair value measurements: (Continued)

The following table sets forth by level our assets/ liabilities that are measured at fair value on a recurring basis.  As required by the fair value guidance, assets/ liabilities are categorized in their entirety based on the lowest level of input that is significant to the fair value measurement.

		Fair value measurements at December 31, 2012
Liabilities	Total	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Interest Rate Swap	632	-	632	-
Fuel pricing contracts	3	-	3	-

Total	635	-	635	-

		Fair value measurements at December 31, 2011
Assets/ (Liabilities)	Total	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Interest Rate Swap	(385)	-	(385)	-
Fuel pricing contracts (short)	1,219	-	1,219	-

Total	834	-	834	-

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

Fuel pricing contracts are valued using quoted market prices of the underlying commodity. The Company evaluates the prices provided through the forward curves to calculate the fair value of the fuel pricing contracts. During the years ended December 31, 2011 and 2012, the Company entered into fuel pricing contracts for 1,015,338 metric tons and 2,636,768 metric tons, respectively.

The Company's derivatives trade in over-the-counter markets, and as such, model inputs can generally be verified and do not require significant management judgment.  Such instruments are classified within Level 2 of the fair value hierarchy.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

17.	Commitments and Contingencies:

a)
Long-term Supply Contracts: On December 3, 2004, the Company signed an eight-year Fuel Purchase Agreement with a government refinery in Jamaica for the supply of mainly MFO and MGO at a price equal to average PLATTS prices plus a margin. The contract stipulates that the Company and refinery are not required to transact for more than a maximum quantity of marine fuel per month; however, by mutual agreement, the maximum quantity per month may be revised upwards. Invoices become due thirty calendar days from the date of delivery. Interest on overdue payments accrues at a rate equal to the local overdraft rate in Jamaica. On December 30, 2009, an addendum between the two parties was signed, which extends the original agreement until December 31, 2014. On April 1, 2005, the Company signed a ten-year Marine Fuel Supply Service Agreement with the Greek Subcontractor (refer to Note 5).

(b)
Lease Commitments: The Company leases certain property under operating leases, which require the Company to pay maintenance, insurance and other expenses in addition to annual rentals. The minimum annual payments under all noncancelable operating leases at December 31, 2012 are as follows:

2013	14,262
2014	13,952
2015	13,953
2016	12,936
2017	12,709
Thereafter	162,331
Total minimum annual payments under all noncancelable operating leases	230,143

Rent expense under operating leases was $1,897, $4,234 and $7,375 for the years ended December 31, 2010, 2011 and 2012, respectively.

(c)
Standby Letters Of Credit:  In the normal course of business, for certain suppliers, under certain long-term supply contracts, or under certain long-term construction contracts, the Company is required to post standby letters of credit in order to secure lines of credit. As of December 31, 2012, the total outstanding standby letters of credit amounted to $176,705. The Company has not defaulted on payment of any of its accounts payable so as to cause any of the issuers of the standby letters of credit to settle the Company's accounts payable on the Company's behalf. All the standby letters of credit expire during 2013. The Company expects to extend the validity date of these instruments throughout the duration of the Company's contractual or operating relationships with the respective suppliers.

(d)
Letters of Guarantee: Under the Singapore law, the Company is required to issue letters of guarantee for payroll taxes of crew members during their employment. The guarantee extends for the duration of the employment and the Company is required to pay only if the crew member does not meet individual tax obligations. The Company currently does not believe it will be required to make a payment under these guarantees and accordingly has not recorded any liability. The maximum amount the Company could be required to pay as of December 31, 2012 is $676 (or SIN$552), is maintained in fixed deposits and presented in the prepayments and other current assets in the accompanying consolidated balance sheets.

(e)
Environmental and Other Liabilities: The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the Company's exposure. Currently, management is not aware of any such claims or contingent liabilities for which a provision should be established in the accompanying consolidated financial statements. The Company's Protection and Indemnity ("P&I") insurance policies cover third-party liability and other expenses related to injury or death of crew, passengers and other third-parties, loss or damage of cargo, claims arising from collisions with other vessels, damage to other third-party property, and pollution arising from oil or other

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

17.	Commitments and Contingencies:

substances. The Company's coverage under the P&I insurance policies, except for pollution, are unlimited. Coverage for pollution is $1 billion per vessel per incident.

Legal Matters

In November 2005, an unrelated party filed a declaratory action against one of the Company's subsidiaries before the First Instance Court of Piraeus, Greece. The plaintiff asserted that he was instrumental in the negotiation of the Company's eight-year Fuel Purchase Agreement with a government refinery in Jamaica and sought a judicial affirmation of his alleged contractual right to receive a commission of $1.00 per metric ton of marine fuel over the term of the contract. In December 2008, the First Instance Court of Piraeus dismissed the plaintiff's action as vague and inadmissible, however the Company appealed that decision on the grounds that there was no contract between the Company and the plaintiff and that the court lacked jurisdiction. While the action was pending in Greece, the plaintiff commenced a new action involving the same cause of action before the Commercial Court of Paris, France, which dismissed that action in June 2009.  The plaintiff's appeal of the dismissal was denied by the Paris Court of Appeal in February 2010.  In January 2012, the plaintiff commenced a new action relating to the same allegations before the Commercial Court of Paris, which was dismissed on June 27, 2012 in favor of the competence and jurisdiction of the Greek courts. In July 2012, the plaintiff filed a "contredit," an appeal procedure under French law. The Company believes that this matter fails for lack of jurisdiction and is unwarranted and lacking in merit.  The Company believes that the outcome of this lawsuit will not have a material effect on its operations and financial position.

In January 2010, a former director of the Company's Ghanaian subsidiary and a company controlled by him, commenced an action in Ghana against two of the Company's subsidiaries for alleged wrongful termination of such director's directorship and deprivation of an opportunity to hold 70% shares in an oil trading company and 30% shares in a shipping agency allegedly agreed to be formed by the parties. The plaintiffs are seeking payment of office rent for approximately 17 months and damages for breach of trust, extreme mental anguish, pain and suffering, and loss of earnings.  Subsequently, the plaintiffs filed a modified claim seeking to join the Company as a third defendant. In November 2011, the High Court of Justice of Commercial Division in Accra, Ghana, issued its plaintiffs' motion and dismissed same. Although the Company believes that the plaintiffs' claims are unwarranted, the Company is pursuing a final settlement of the dispute which the Company believes will have no material effect on the Company's financial position.

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

18.   Revenues and Cost of Revenues:

The amounts in the accompanying consolidated statements of income are analyzed as follows:

	For the Year Ended December 31,
	2010	2011	2012

Sales of marine petroleum products	4,954,599	6,925,582	7,208,440
Voyage revenues	7,261	22,775	22,726
Other revenues	9,775	17,108	27,794
Revenues	4,971,635	6,965,465	7,258,960

Cost of marine petroleum products	4,736,066	6,668,622	6,939,636
Cost of voyage revenues	6,597	19,251	15,136
Cost of other revenues	1,690	1,294	1,539
Cost of Revenues	4,744,353	6,689,167	6,956,311

Included in the cost of revenues is depreciation of $1,770, $3,169 and $2,622 for the years ended December 31, 2010, 2011 and 2012, respectively.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

19.   Selling and Distribution:

The amounts in the accompanying consolidated statements of income are analyzed as follows:

	Year Ended December 31,
	2010	2011	2012

Salaries	51,223	63,247	65,584
Depreciation	18,774	17,994	18,896
Vessel hire charges	8,430	13,493	16,535
Amortization of dry-docking costs	5,805	7,112	7,046
Vessel operating expenses	36,663	39,198	38,214
Bunkers consumption	23,249	32,709	35,788
Storage costs	4,803	7,052	7,821
Broker commissions	3,524	4,053	5,032
Provision for doubtful accounts	(447)	61	2,919
Other	3,388	7,927	12,401
Selling and Distribution expenses	155,412	192,846	210,236

20.   General and Administrative:

The amounts in the accompanying consolidated statements of income are analyzed as follows:

	Year Ended December 31,
	2010	2011	2012

Salaries	14,400	14,957	13,401
Depreciation	548	592	580
Office Expenses	12,555	14,257	15,916
General and Administrative expenses	27,503	29,806	29,897

21.   Interest and Finance Costs:

The amounts in the accompanying consolidated statements of income are analyzed as follows:

	Year Ended December 31,
	2010	2011	2012
Interest on long-term debt (Note 15)	9,011	9,386	8,933
Interest on short-term borrowings (Note 14)	3,639	10,921	13,141
Servicing fees on factoring (Note 4)	-	342	1,738
Amortization of financing fees (Note 12)	861	1,003	1,037
Bank commissions, commitment fees and other charges	4,416	7,097	8,582
Interest on lease payments (Note 22)	325	262	175
Capitalized interest (Note 8 and 9)	(901)	(1,147)	(2,414)
Total	17,351	27,864	31,192

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

22.	Capital Leases:

The Company leases Barge PT 22 under a capital lease, with a gross amount capitalized of $4,778 and accumulated depreciation of $720 as at December 31, 2012.

The annual future minimum lease payments under the capital lease of Barge PT 22, together with the present value of the net minimum lease payments required to be made after December 31, 2012, are as follows:

Amount
2013	1,267
2014	422
Total minimum lease payments	1,689
Less: imputed interest	(92)
Present value of minimum lease payments	1,597
Current portion of capitalized lease obligations	1,182
Long-term capitalized lease obligations	$415

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

All grants of nonvested stock issued under the 2006 Plan are subject to accelerated vesting upon certain circumstances set forth in the 2006 Plan.

The following table summarizes the status of the Company's non-vested shares outstanding for the years ended December 31, 2011 and 2012:

	Nonvested Stock	Weighted Average Grant Date Market Price
At December 31, 2010	466,710	25.52
Granted	487,450	7.26
Vested	(121,086)	20.02
At December 31, 2011	833,074	15.64
Granted	373,000	7.31
Vested	(194,087)	25.73
Forfeited	(16,835)	21.60
At December 31, 2012	995,152	10.44

The total fair value of shares vested during the years ended December 31, 2010, 2011 and 2012 were $2,570, $847 and $983, respectively based on the closing share price at each vesting date.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

23.	Equity Incentive Plan: (Continued)

Total compensation cost of $4,084, $3,963 and $4,406 was recognized and included under general and administrative expenses in the accompanying consolidated statements of income for the years ended December 31, 2010, 2011 and 2012, respectively.

As of December 31, 2012, there was $4,449 of total unrecognized compensation cost related to non-vested share-based compensation awards. This unrecognized compensation cost at December 31, 2012, is expected to be recognized as compensation expense over a weighted average period of 1.7 years as follows:

Amount
2013	3,018
2014	1,330
2015	98
2016	3
4,449

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

On October 3, 2005, Aegean acquired from Leveret 8% of the total then-issued and outstanding common stock of Aegean, representing the entire interests in Leveret of members of Mr. Dimitris Melisanidis' family (other than Mr. Melisanidis himself) for a price of $35,000. Those shares were cancelled upon repurchase, in accordance with a resolution of the board of directors of Aegean.  The repurchased shares represented the entire beneficial ownership of those members of Mr. Melisanidis' family. The excess of the purchase price over the par value of the acquired shares was reflected first as a deduction from additional paid-in capital and, upon exhaustion of the balance of additional paid-in capital, as a deduction from retained earnings.

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

Treasury stock

On May 17, 2010, the Company's Board of Directors approved a plan to purchase 1,000,000 shares from Mr. Dimitris Melisanidis.  These shares were purchased on May 21, 2010, for an aggregate purchase price of $24,680, which has been recorded as Treasury Stock  in the accompanying consolidated balance sheets.

On July 20, 2011, the Company's Board of Directors approved a share repurchase program for up to 2,000,000 shares of the Company's common stock. The Board will review and may choose to renew the program after a period of 12 months. The Company under this program repurchased 967,639 shares during 2011 for an aggregate purchase price of $4,628 and 4,000 shares during 2012 for an aggregate purchase price of $19 which have been recorded as Treasury Stock in the accompanying consolidated balance sheets.

Preferred Share Purchase Rights

In August 2009, the Company authorized and declared a dividend distribution of one preferred share purchase right (a "Right") on each outstanding share of its common stock.  The dividend distribution was made to shareholders of record as of August 14, 2009.  The rights will separate from the common stock and become exercisable upon the earlier of (i) ten days following the public announcement or disclosure that a person or group (an "Acquiring Person") has acquired beneficial ownership, or obtained the right to acquire, 15 percent or more of the outstanding common stock or (ii) ten business days following the commencement of, or the announcement of an intention to make, a tender offer or exchange offer, the consummation of which would result in such a group or person becoming an Acquiring Person (the "Distribution Date").  On the Distribution Date, each Right holder will be entitled to purchase for $100 (the "Exercise Price") one one-thousandth of a share of a new series of junior participating preferred stock.  In the event that an Acquiring Person acquires more than 15 percent of the outstanding common stock, each Right holder (except the Acquiring Person) will be entitled to purchase at the Exercise Price, shares of common stock having a market value equal to twice the Exercise Price. Any time after the date an Acquiring Person obtains more than 15 percent of the outstanding common shares and before that Acquiring Person acquires more than 50 percent of the outstanding common shares, the Company may exchange each Right owned by all other Rights holders, in whole or in part, for one common share.  The Rights expire on the earliest of (i) August 14, 2019 or (ii) the redemption of the Rights by the Company or (iii) the exchange of the Rights as described above. The Company can redeem the Rights at any time on or prior to the earlier of the tenth business day following the public announcement that a person has acquired ownership of 15 percent or more of the outstanding common shares, or August 14, 2019. The Rights do not have any voting rights. The Rights have the benefit of certain customary anti-dilution protections.  As of December 31, 2012, no such events had occurred, and no rights have been exercised.

Dividends

The Company declared and paid dividends of $1,878, $1,864 and $1,860 during the years ended December 31, 2010, 2011 and 2012, respectively.

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

25.       Earnings Per Common Share:

The computation of basic earnings per share is based on the weighted average number of common shares outstanding during the year using the two-class method. The computation of diluted earnings per share assumes the granting of non-vested share-based compensation awards (refer to Note 23), for which the assumed proceeds upon grant are deemed to be the amount of compensation cost attributable to future services and not yet recognized using the treasury stock method, to the extent dilutive. At December 31, 2011 and 2012 the Company excluded 833,074 non vested share awards and 995,152 non vested share awards as anti-dilutive. No anti-dilutive share awards existed at December 31, 2010. Non-vested share-based payment awards that contain rights to receive non forfeitable dividends or dividend equivalents (whether paid or unpaid) and participate equally in undistributed earnings are participating securities, and thus, are included in the two-class method of computing earnings per share.

The components of the calculation of basic earnings per common share and diluted earnings per common share are as follows:

	Year Ended December 31,
	2010	2011	2012

Net and diluted income	$18,733	$10,228	$20,077

Less: Dividends declared and undistributed earnings allocated to unvested shares	(171)	(143)	(396)
Basic income available to common stockholders	$18,562	$10,085	$19,681

Basic weighted average number of common shares outstanding	46,295,973	45,979,761	45,473,360

Add: Dilutive effect of non-vested shares	149,526	-	-

Diluted weighted average number of common shares outstanding	46,445,499	45,979,761	45,473,360

Basic earnings per common share	$0.40	$0.22	$0.44
Diluted earnings per common share	$0.40	$0.22	$0.44

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

AMP has a branch office established in Greece. Under the laws of Greece, and in particular Greek Law 3427/2005 which amended, replaced and supplemented provisions of Law 89/1967 as of January 1, 2006, AMP is taxed on a cost plus basis, 5% for the period 2006 to 2010 and 5.42% for the period 2011 to 2015, on expenses incurred by its branch office in Greece. AMP's income, as calculated by applying the 5% or 5.42% profit margin, as applicable, is subject to Greek corporate income tax at the rate of 24% for fiscal year 2010 and 20% for the fiscal year 2011 and 2012. All expenses to which the profit margin applies are deducted from gross income for Greek corporate income tax purposes. Furthermore, AMP is exempt from Greek other tax, charge or contribution in favor of the Greek State or any third-party, on income derived from all its transactions worldwide in petroleum products, lubricants and similar commodities, the object of which lies outside of Greece.

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

The Company has trade activities in Belgium through its subsidiary ABAS and its new acquisition of the Aegean NWE Business (Note 3), both incorporated in Belgium and subject to Belgian income taxes.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

26.	Income Taxes: (continued)

The components of the ABAS's (expense)/benefit for income taxes are as follows:

	Year Ended December 31,
	2010	2011	2012
Current tax expense	(90)	(187)	(75)
Deferred tax benefit/ (expense)	1,450	547	(241)
Income tax benefit/ (expense)	1,360	360	(316)

Effective tax rate Reconciliation	(40.33%)	(31.72%)	80.00%

The reconciliation between the statutory tax benefit/ (expense) in Belgium on results of ABAS from continuing operations to the income tax benefit/ (expense) recorded in the financial statements is as follows:

	Year Ended December 31,
	2010	2011	2012
Income tax benefit/ (expense) on result before tax at statutory rate	1,386	366	(114)
Effect of permanent differences	(26)	(6)	(202)
Total tax benefit/ (expense) Reconciliation	1,360	360	(316)

Deferred income taxes are the result of provisions of the tax laws that either require or permit certain items of income or expense to be reported for tax purposes in different periods than they are reported for financial reporting. The tax effects of temporary differences that give rise to the deferred tax asset are as follows:

	Year Ended December 31,
	2010	2011	2012
Deferred tax assets:
Carryforward of notional interest deduction	35	55	54
Tax carryforward losses	1,725	2,252	2,223
Investment tax incentive	458	458	447
Total deferred taxes, net	2,218	2,765	2,524

The components of the Verbeke Business' (expense)/benefit for income taxes are as follows:

	Year Ended December 31,
	2010	2011	2012
Current tax expense	(1,805)	(5,177)	(3,370)
Deferred tax expense	(85)	(225)	(187)
Income tax expense	(1,890)	(5,402)	(3,557)

Effective tax rate Reconciliation	31.85%	34.69%	34.32%

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

26.       Income Taxes: (Continued)

The reconciliation between the statutory tax expense in Belgium on income of Aegean NWE from continuing operations to the income tax expense recorded in the financial statements is as follows:

	Year Ended December 31,
	2010	2011	2012
Income tax on profit before tax at statutory rate	(1,902)	(5,090)	(3,472)
Effect of permanent differences	12	(312)	(85)
Total tax expense Reconciliation	(1,890)	(5,402)	(3,577)

Deferred income taxes are the result of provisions of the tax laws that either require or permit certain items of income or expense to be reported for tax purposes in different periods than they are reported for financial reporting. The tax effects of temporary differences that give rise to the deferred tax asset and liability are as follows:

	Year Ended December 31,
	2010	2011	2012
Deferred tax assets:
Tax carry forward losses	-	48	-
Total deferred tax assets, net	-	48	-

Deferred tax liabilities:
Revaluation of Aegean NWE fixed assets	2,669	2,906	3,045
Total deferred tax liabilities, net	2,669	2,906	3,045

In the accompanying balance sheets, the deferred income tax assets are included in the non-current assets of $2,813 and $2,524 as of December 31, 2011 and 2012, respectively. Deferred tax liabilities are presented in the non-current liabilities of $2,906 and $3,045 as at December 31, 2011 and 2012, respectively. Of the $2,524 income tax benefit at December 31, 2012 that are carryforwards, the $54 will expire in 2018, if unused. The remaining balance does not expire. As of and for the years ended December 31, 2011 and 2012, the Company has not recorded a valuation allowance.

f)	Canada

In July 2008, the Company completed the acquisition of ICS, a marine fuel logistics company incorporated in Canada.  ICS is subject to Canadian income taxes.

The components of ICS's (expense)/benefit for income taxes are as follows:

	Year Ended December 31,
	2010	2011	2012
Current tax expense	(1,631)	(356)	(249)
Deferred tax expense	-	-	-
Income tax provision	(1,631)	(356)	(249)

Effective tax rate Reconciliation	16.68%	11.26%	11.28%

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

26.       Income Taxes: (Continued)

The reconciliation the statutory tax expense in Canada on income from continuing operations to the income tax expense recorded in the financial statements is as follows:

	Year Ended December 31,
	2010	2011	2012
Income tax on profit before tax at statutory rate	(2,631)	(884)	(616)
Effect of permanent differences	1,000	528	367
Total tax expense Reconciliation	(1,631)	(356)	(249)

g)	Other

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

At December 31, 2012, the Company does not have any uncertain tax filing positions. As a result, the Company has included all of its tax benefits in its disclosure of future income tax assets and liabilities, as discussed above. There are no significant changes to this assessment of uncertain tax filing positions anticipated within the next 12 months.

The Company recognizes accrued interest and penalties related to unrecognized tax benefits as a component of income tax expense. During the years ended December 31, 2011 and 2012, the Company did not recognize any interest or penalties.

The Company files income tax returns in the Canadian federal jurisdiction and various provincial jurisdictions, as well as the Belgian federal jurisdiction. In the normal course of business, the Company is subject to examination by taxing authorities. Open tax years in Canada range from 2008 to 2012 and in Belgium for ABAS from 2010 to 2012 and for Aegean NWE from 2010 to 2011. However, upon examination in subsequent years, if net operating loss carry forwards and tax credit carry forwards are utilized, the Canadian and Belgian jurisdictions can reduce net operating loss carry forwards and tax credit carry forwards utilized in the year being examined if they do not agree with the carry forward amount. As of December 31, 2012, the Company was not under audit in the Canadian or Belgian taxing jurisdictions.

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

27.	Business Segments and Geographical Information: (Continued)

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

28.   Subsequent Events:

Sale of vessel: On February 2, 2013, the Company completed the sale and delivered the vessel Aegean Tulip, a 4,853 dwt double-hull bunkering tanker, to a third-party purchaser. The vessel was sold for $1,700, resulting in a loss of approximately $630.

Sale of floating storage facility: On February 26, 2013, the Company completed the sale and delivered the floating storage Aeolos, a 84,040 dwt double-hull bunkering tanker, to a third-party purchaser. The vessel was sold for $6,250, resulting in a loss of approximately $2,630.

Loan agreement: On March 11, 2013, the Company signed an agreement for a credit facility of $73,500 for financing the construction of the new oil terminal in Fujairah. The loan is repayable in quarterly installments starting from March 31, 2014 and terminates on December 31, 2017. The interest rate is calculated based on LIBOR plus margin of 5.25%.

Transfer of ownership of Aegean Oil Terminals: On February 25, 2013, the Company sold its controlling interest in the Panama storage facilities to a third-party purchaser for an amount of $9,702.