Form 20-F/A
period 2012-12-31
AEGEAN MARINE PETROLEUM NETWORK INC.
filed 2013-05-23
CIK 1344376

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

EXPLANATORY NOTE

This Amendment No. 1 to the Annual Report on Form 20-F for the fiscal year ended December 31, 2012, originally filed with the Securities and Exchange Commission, or SEC, on April 26, 2013, or the 2012 Form 20-F, is being filed solely for the purposes of furnishing Interactive Data File disclosure as Exhibit 101 in accordance with Rule 405 of Regulation S-T. This Exhibit was not previously filed.

Other than as expressly set forth above, this Form 20-F/A does not, and does not purport to, amend, update or restate the information in any other item of the 2012 Form 20-F, or reflect any events that have occurred after the 2012 Form 20-F was originally filed.

PART III

ITEM 19.	EXHIBITS

Exhibit Number	Description

101
The following financial information from Aegean Marine Petroleum Network Inc.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2012, filed with the SEC on April 26, 2013, formatted in Extensible Business Reporting Language (XBRL):

(i) Consolidated Balance Sheets as of December 31, 2011 and 2012;
(ii) Consolidated Statements of Income for the years ended December 31, 2010, 2011 and 2012;
(iii) Consolidated Statements of Stockholders' Equity for the years ended December 31, 2010, 2011 and 2012;
(iv) Consolidated Statements of Cash Flows for the years ended December 31, 2010, 2011 and 2012; and
(v) Notes to Consolidated Financial Statements.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AEGEAN MARINE PETROLEUM NETWORK INC.

	By:	/s/ E. Nikolas Tavlarios
Name: E. Nikolas Tavlarios Title: President and Principal Executive Officer
Date: May 23, 2013