Form 20-F
period 2013-12-31
AEGEAN MARINE PETROLEUM NETWORK INC.
filed 2014-04-25
CIK 1344376

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

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

E. Nikolas Tavlarios, Tel: (212) 430-1098, investor@ampni.com,
299 Park Avenue, New York, New York 10171
(Name, Telephone, E-mail and/or Facsimile, and address of Company Contact Person)

Securities registered or to be registered pursuant to section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Common stock, par value $0.01 per share	New York Stock Exchange
4.00% Convertible Senior Notes due 2018	New York Stock Exchange
Preferred stock purchase rights	New York Stock Exchange

Securities registered or to be registered pursuant to section 12(g) of the Act.

NONE
(Title of class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

NONE
(Title of class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2013, there were 47,272,020 shares of common stock, par value $0.01 per share.

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

International Financial Reporting Standards as issued by the international Accounting Standards Board

Other

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17	Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes	No	X

TABLE OF CONTENTS

PART I	1

PART II	68

PART III	71

ITEM 17.	FINANCIAL STATEMENTS	71
ITEM 18.	FINANCIAL STATEMENTS	71
ITEM 19.	EXHIBITS	71

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

A.	Selected Financial Data

	For the year ended December, 31
	2009	2010	2011	2012	2013
	(in thousands of US dollars, except for share and per share data which are presented in U.S. dollars)
REVENUES:
Revenues – third-parties	2,456,435	4,925,637	6,910,348	7,207,813	6,303,105
Revenues - related companies	14,525	45,998	55,117	51,147	31,624
Total Revenues	2,470,960	4,971,635	6,965,465	7,258,960	6,334,729

COST OF REVENUES:
Cost of revenues – third-parties	2,013,723	4,440,733	6,284,179	6,496,327	5,621,408
Cost of revenues - related companies	267,767	303,620	404,988	459,984	427,329
Total Cost of Revenues	2,281,490	4,744,353	6,689,167	6,956,311	6,048,737

GROSS PROFIT	189,470	227,282	276,298	302,649	285,992

OPERATING EXPENSES:
Selling and distribution	109,483	155,412	192,846	210,236	201,597
General and administrative	24,553	27,503	29,806	29,897	29,727
Amortization of intangible assets	312	1,001	1,461	1,505	1,603
(Gain)/Loss on sale of vessels, net	(4,094)	1,540	8,682	5,966	4,312
Total operating expenses	130,254	185,456	232,795	247,604	237,239

Operating income	59,216	41,826	43,503	55,045	48,753

OTHER INCOME/(EXPENSE):
Interest and finance costs	(10,255)	(17,351)	(27,864)	(31,192)	(28,073)
Interest Income	46	31	57	123	75
Gain on sale of subsidiary	-	-	-	-	4,174
Foreign exchange gains/(losses), net	(329)	(3,612)	1,440	3,786	1,123
Other expenses	-	-	-	(1,191)	-
Total other expenses	(10,538)	(20,932)	(26,367)	(28,474)	(22,701)
Income before provision for income taxes	48,678	20,894	17,136	26,571	26,052

Income taxes	(153)	(2,161)	(5,428)	(4,122)	978

Net income	48,525	18,733	11,708	22,449	27,030

Net Income/ (loss) attributable to non-controlling interest	-	-	1,480	2,372	(33)

Net Income attributable to AMPNI shareholders	48,525	18,733	10,228	20,077	27,063

Basic earnings per common share	1.13	0.40	0.22	0.44	0.58
Diluted earnings per common share	1.13	0.40	0.22	0.44	0.58
Weighted average number of shares, basic	42,579,187	46,295,973	45,979,761	45,473,360	45,667,249
Weighted average number of shares, diluted	42,644,448	46,445,499	45,979,761	45,473,360	45,667,249
Dividends declared and paid per share	0.04	0.04	0.04	0.04	0.04

	As of and for the Year Ended December 31,
	2009	2010	2011	2012	2013

	(in thousands of U.S. dollars, unless otherwise stated)
Balance Sheet Data:
Cash and cash equivalents	54,841	86,499	68,582	77,246	62,575
Total assets	967,345	1,339,835	1,472,438	1,431,843	1,616,185
Total debt	401,037	624,698	706,916	653,286	783,317
Total liabilities	632,288	869,472	992,896	927,325	1,072,439
Common stock	430	477	482	486	492
Number of shares outstanding	43,009,303	46,709,420	46,229,231	46,581,399	47,272,020
Total AMPNI stockholders' equity	335,057	470,363	478,062	500,666	543,455

Other Financial Data:
Gross spread on marine petroleum products (1)	176,498	218,533	256,960	268,804	256,724
Gross spread on lubricants(1)	2,755	2,221	1,965	3,077	3,914
Gross spread on marine fuel(1)	173,743	216,312	254,995	265,727	252,810
Gross spread per metric ton of marine fuel sold (U.S. dollars) (1)	28.1	21.0	24.0	25.0	25.4
EBITDA(2)	80,565	66,112	73,791	86,448	83,231
Net cash provided by (used in) operating activities	(61,353)	(64,626)	(44,865)	123,519	40,583
Net cash used in investing activities	(75,230)	(169,003)	(45,589)	(58,162)	(181,821)
Net cash provided by (used in) financing activities	144,497	265,287	73,169	(57,127)	125,978

Operating Data:
Sales volume of marine fuel (metric tons) (3)	6,192,755	10,308,210	10,646,271	10,620,864	9,941,061
Number of markets served, end of year (4)	14.0	16.0	19.0	20.0	27.0
Number of owned and operated bunkering vessels, end of year (5)	38.0	52.0	58.0	56.0	51.0
Average number of owned and operated bunkering vessels (5)(6)	33.7	48.1	56.3	57.9	53.8
Specialty tankers, end of year	-	-	-	-	-
Special purpose vessels, end of year (7)	1	1	1	1	1
Number of owned storage facilities, end of year (8)	3	8	8	7	5

(1)
For the definition and calculation of gross spread on marine petroleum products and a reconciliation to United States generally accepted accounting principles ("U.S. GAAP") measures, please see "Item 5. Operating and Financial Review and Prospects—A. Operating Results—Factors Affecting our Results of Operations—Gross spread on marine petroleum products and gross spread per metric ton of marine fuel sold."

(2)
For the definition and calculation of EBITDA and a reconciliation to U.S. GAAP measures, please see "Item 5. Operating and Financial Review and Prospects—A. Operating Results—Factors Affecting our Results of Operations—EBITDA."

(3)	The sales volume of marine fuel is the volume of sales of MFO and MGO for the relevant period and is denominated in metric tons. We do not utilize the sales volume of lubricants as an indicator.

(4)
The number of markets served includes our operations at our service centers in the United Arab Emirates, Gibraltar, Jamaica, Singapore, Northern Europe (Belgium and the Netherlands), West Africa (Ghana), Vancouver (Canada), Portland (United Kingdom), Southern Caribbean (Trinidad and Tobago), Tangiers (Morocco), Las Palmas, Tenerife, Cape Verde, Panama, Hong Kong, Greece and Spain where we conduct operations through our related company, Aegean Oil, as well as our trading operations in Montreal and Mexico and our U.S. East Coast bunkering business. The number of markets served is an indicator of the geographical distribution of our operations and affects both the amount of revenues and expenses that we record during a given period. We commenced physical supply operations in Trinidad and Tobago on April 1, 2009, Tangiers, Morocco on August 25, 2009, Antwerp-Rotterdam-Amsterdam region on April 1, 2010, Las Palmas on July 1, 2010, Cape Verde on March 13, 2011, Tenerife on June 4, 2011, Panama on August 1, 2011 and Hong Kong on September 13, 2012, Barcelona on April 30, 2013, Algeciras on August 8, 2013, and the U.S. East Coast on December 18, 2013.

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

(8)
This figure includes our Aframax tanker, the Leader, used as a floating storage facility in the United Arab Emirates. We used our Panamax tankers, the Ouranos, the Fos II and Aeolos as storage facilities until October 2010, April 2011 and February 2013, respectively, when the vessels were sold. During 2010, we acquired two barges, the Mediterranean and the Tapuit, which operate as floating storage facilities in Greece and Northern Europe, respectively. In November 2011, we chartered a product tanker, the Rio Luxembourg, which was used as a floating storage facility in Ghana until December 2012. We also have on-land storage facilities in Portland (United Kingdom) and Las Palmas (Canary Islands) and operate storage sites in Tangiers, Panama, Barcelona, Bayonne, Brooklyn, Pennsauken, Baltimore, Chesapeake and Charleston pursuant to a lease.

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

Risk Factors Relating to Our Company

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

We may not be in compliance with financial covenants contained in certain of our credit facilities

Certain of our credit facilities, which are secured by mortgages on our vessels, require us to maintain specified financial ratios, mainly to ensure that the market value of the mortgaged vessels under the applicable credit facility, determined in accordance with the terms of that facility, does not fall below a certain percentage of the outstanding amount of the loan, which we refer to as a security value. In addition, certain of our credit facilities require us to satisfy certain other financial covenants. In general, these financial covenants require us to maintain, among other things, (i) a minimum market value adjusted net worth or book net worth; (ii) a minimum current ratio; (iii) a minimum amount of liquidity and a minimum liquidity ratio; (iv) a maximum ratio of total liabilities to total assets; and (v) a minimum working capital.

A violation of our covenants may constitute an event of default under our credit facilities, which, unless cured within the grace period set forth under the credit facility, if applicable, or waived or modified by our lenders, provides our lenders with the right to, among other things, require us to post additional collateral, enhance our equity and liquidity, increase our interest payments, pay down our indebtedness to a level where we are in compliance with our loan covenants, sell vessels in our fleet, reclassify our indebtedness as current liabilities and accelerate our indebtedness and foreclose their liens on our vessels and the other assets securing the credit facilities, which would impair our ability to continue to conduct our business.  We have in the past not been in compliance with some of the financial covenants in our credit facilities and have obtained waivers from our lenders for such non-compliance.

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

Moreover, in connection with any waivers of or amendments to our credit facilities that we may obtain, our lenders may impose additional operating and financial restrictions on us or modify the terms of our existing credit facilities. These restrictions may further restrict our ability to, among other things, pay dividends, make capital expenditures or incur additional indebtedness, including through the issuance of guarantees. In addition, our lenders may require the payment of additional fees, require prepayment of a portion of our indebtedness to them, accelerate the amortization schedule for our indebtedness and increase the interest rates they charge us on our outstanding indebtedness.

In addition, under the terms of our credit facilities, our payment of dividends or other payments to shareholders as well as our subsidiaries' payment of dividends to us is subject to no event of default. See "Item 8. Financial Information—Dividend Policy."

Restrictive covenants in our credit facilities impose operating restrictions on us that limit our corporate activities, which could negatively affect our growth and cause our financial performance to suffer

Our credit facilities contain covenants that impose operating restrictions on us. Such restrictions affect, and in many respects limit or prohibit, among other things, our ability to pay dividends, incur additional indebtedness, create liens, sell assets, or engage in mergers or acquisitions. These restrictions could limit our ability to plan for or react to market conditions or meet extraordinary capital needs or otherwise restrict corporate activities. These restrictions could adversely affect our ability to finance our future operations or capital needs or to engage in other business activities which will be in our interest.

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

We may not have the ability to raise the funds necessary to pay interest on our 4.00% Convertible Senior Notes due 2018, to repurchase the notes upon a fundamental change or to settle conversions of the notes in cash, and we may also be restricted from satisfying our obligations upon the occurrence of a fundamental change

Our 4.00% Convertible Senior Notes due 2018 bear interest semi-annually at a rate of 4.00% per year. In addition, in certain circumstances, we are obligated to pay additional interest or special interest on the notes. If a fundamental change occurs, holders of the notes may require us to repurchase all or a portion of their notes in cash. The terms of our credit facilities may also restrict our ability to repurchase all or a portion of the notes upon a fundamental change in certain circumstances. The occurrence of certain events that constitute a fundamental change also constitute an event of default under some of our credit agreements. Currently, our new $1 billion Secured Multicurrency Revolving Credit Facility does not allow us to redeem the notes at our option prior to the later of the maturity of the Tranche A Facility (one year tenor) and the maturity of the Tranche B Facility (two year tenor). Furthermore, upon conversion of any notes, unless we elect (or are required) to deliver solely shares of our common stock to settle the conversion (excluding cash in lieu of delivering fractional shares of our common stock), we must make cash payments in respect of the notes. Any of the cash payments described above could be significant, and we may not have enough available cash or be able to obtain financing so that we can make such payments when due. If we fail to pay interest on the notes, repurchase the notes when required or deliver the consideration due upon conversion, we will be in default under the indenture which governs the notes.

An inability to obtain financing for our growth or to fund our future capital expenditures could negatively impact our results of operations and financial condition

In order to fund future vessel acquisitions, expansion into new markets and products, increased working capital levels or capital expenditures, we will be required to use cash from operations, incur borrowings or raise capital through the sale of debt or additional equity securities. Use of cash from operations for those purposes would reduce cash available for dividend distributions to you. Our ability to obtain additional bank financing or access the capital markets for any future offerings may be significantly limited by the volatility in the global financial markets and the adverse changes in the global credit markets that have occurred in recent years. The credit markets in the United States and elsewhere have experienced significant contraction, deleveraging and reduced liquidity.  These adverse market conditions and other contingencies and uncertainties are beyond our control. Our ability to obtain additional bank financing will also depend on our financial condition, which may be adversely affected by prevailing economic conditions.

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

The conditional conversion feature of our 4.00% Convertible Senior Notes due 2018, if triggered, may adversely affect our financial condition and operating results

In the event the conditional conversion feature of our 4.00% Convertible Senior Notes due 2018 is triggered, holders of the notes will be entitled to convert the notes at any time during specified periods at their option.  Even if holders do not elect to convert their notes, we could be required under applicable accounting rules to reclassify all or a portion of the outstanding principal of the notes as a current rather than long-term liability, which would result in a material reduction of our net working capital.

Business acquisition and co-operation opportunities may present increased risks and uncertainties, which if realized, could result in costs that outweigh the financial benefit of such acquisitions

As part of our growth strategy, we intend to explore acquisition and co-operation opportunities of marine fuel supply and complementary businesses. For example, in April 2010, we acquired Verbeke Bunkering N.V., which has since been renamed Aegean North West Europe NV, or ANWE, a leading physical supplier of marine fuel in the ARA region, in March 2011 we entered a strategic co-operation with Enacol, an energy-based company in Cape Verde and in April 2012, we entered into a strategic alliance with China Changjiang Bunker Sinopec Co. Ltd., or CCBC, a Chinese state-owned bunker supply company.  Most recently, in December 2013, we completed the acquisition of Hess Corporation's U.S. East Coast bunkering business. Business acquisition and co-operation opportunities, such as these, could expose us to additional business and operating risks and uncertainties, including:

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

Our management may not properly evaluate the risks inherent in any particular transaction. The terms of our credit facilities may also restrict our ability to expand or contract our business.  In the current economic and regulatory climate, it may be especially difficult to assess the risks involved in a particular transaction due to uncertainty in government responses to market volatility and the contracted credit markets.

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

Due to the lack of diversification in our lines of business, adverse developments in the marine fuel supply business would negatively impact our results of operations and financial condition

We rely primarily on the revenues generated from our business of physical supply and marketing of refined marine fuel and lubricants to end customers. Due to the lack of diversification in our line of business, an adverse development in our marine fuel supply business would have a significant impact on our business, financial condition and results of operations.

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

We extend trade credit to most of our customers and our financial position and results of operations may diminish if we are unable to collect accounts receivable

We extend trade credit to most of our customers. Our success in attracting business has been due, in part, to our willingness to extend trade credit on an unsecured basis to our customers. As of December 31, 2013, 107 of our customers had outstanding balances with us of at least $1.0 million under the lines of credit that we have extended to them. Our credit procedures and policies do not fully eliminate customer credit risk. The adverse changes in world credit markets over the last several years may cause these numbers to increase if our customers cannot borrow money and are illiquid. We may not be able to collect on the outstanding balances of our customers if any of our customers enter bankruptcy proceedings. Losses due to nonpayment by our customers, if significant, would diminish our financial position and results of operations.

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

If we increase our marine fuel inventory, we will be more vulnerable to price fluctuations, which may result in the reduced value of our inventory and cause us to suffer financial loss

Due to the nature of our business, we may increase the volume of our marine fuel inventories. Depending upon the price and price movement of refined marine fuel, our marine fuel inventories may subject us to a risk of financial loss. Pricing terms with our suppliers and customers and hedges by way of oil futures or other instruments, that we have entered into may not adequately protect us in the event of a substantial downward movement in the price of marine fuel. Please see "Item Item 11. Quantitative And Qualitative Disclosures About Market Risk—Interest Rate Risk."

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

Our principal shareholders own a significant portion of our outstanding common shares, which may limit your ability to influence our actions, and may not act in the best interests of our other shareholders

Our principal shareholders, Mr. Melisanidis, our Head of Corporate Development, and Mr. Georgiopoulos, the Chairman of our board of directors, currently own approximately 22.3% and 10.8% of our outstanding shares of common stock, respectively. Accordingly, Messrs. Melisanidis and Georgiopoulos have the power to exert considerable influence over our actions, including the election of our directors, the adoption or amendment of provisions in our amended and restated articles of incorporation and bylaws and approval of possible mergers, amalgamations, control transactions and other significant corporate transactions. This concentration of ownership may have the effect of delaying, deferring or preventing a change in control, merger, consolidation, takeover or other business combination. This concentration of ownership could also discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, which could in turn have an adverse effect on the market price of our shares. So long as Messrs. Melisanidis and Georgiopoulos continue to own a significant amount of our equity, even though such amount represents less than 50% of our voting power, they will continue to be able to exercise considerable influence over our decisions. In addition, Mr. Melisanidis and members of Mr. Melisanidis' family hold significant interest in our related companies and the interests of Mr. Melisanidis may not coincide with the interests of other holders of our notes and common shares. For further discussion, please see "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions." Messrs. Melisanidis and Georgiopoulos may not necessarily act in accordance with the best interests of other shareholders. To the extent that conflicts of interests may arise, Messrs. Melisanidis and Georgiopoulos may vote in a manner adverse to us or to you or other holders of our securities.

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

Some of our directors are affiliated with other companies, which could result in conflicts of interest that may not be resolved in our favor

Some of our directors also serve as directors of other public companies and are employees or have investments in companies in industries related to ours. In particular, Mr. Georgiopoulos, the Chairman of our board of directors, is Chairman of the board of directors of General Maritime Corporation, or General Maritime, and Genco Shipping & Trading Limited. Also, Mr. John Tavlarios, who serves as our director, is also a director of General Maritime. Mr. Tavlarios is also an executive officer of General Maritime. As such, General Maritime may be deemed one of our affiliates for United States securities laws purposes. To the extent that the other entities with which our directors may be affiliated compete with us for business opportunities, prospects or financial resources, or participate in ventures in which we may participate, our directors may face actual or apparent conflicts of interest in connection with decisions that could have different implications for us and the other companies. These decisions may relate to corporate opportunities, corporate strategies, potential acquisitions of businesses, intercompany agreements, competition, the issuance or disposition of securities, the election of new or additional directors and other matters. Such potential conflicts may delay or limit the opportunities available to us, and it is possible that conflicts may be resolved in a manner adverse to us.

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

Because the Public Company Accounting Oversight Board is not currently permitted to inspect our independent accounting firm, you may not benefit from such inspections

Auditors of U.S. public companies are required by law to undergo periodic Public Company Accounting Oversight Board, or PCAOB, inspections that assess their compliance with U.S. law and professional standards in connection with performance of audits of financial statements filed with the SEC. Certain European Union countries, including Greece, do not currently permit the PCAOB to conduct inspections of accounting firms established and operating in such European Union countries, even if they are part of major international firms. The PCAOB conducted inspections in Greece in 2008 and evaluated our auditor's performance of audits of SEC registrants and our auditor's quality controls. Currently, however, the PCAOB is unable to conduct inspections in Greece until a cooperation agreement between the PCAOB and the Greek Accounting & Auditing Standards Oversight Board is reached. Accordingly, unlike for most U.S. public companies, should the PCAOB again wish to conduct an inspection it is currently prevented from evaluating our auditor's performance of audits and its quality control procedures, and, unlike shareholders of most U.S. public companies, our shareholders would be deprived of the possible benefits of such inspections.

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

We are incorporated in the Marshall Islands, which does not have a well-developed body of corporate law and shareholders may have difficulty protecting their interests

Our corporate affairs are governed by our amended and restated articles of incorporation and bylaws and by the Marshall Islands Business Corporations Act, or the BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the law of the Republic of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in the United States. The rights of shareholders of companies incorporated in the Marshall Islands may differ from the rights of shareholders of companies incorporated in the United States. The BCA provides that it is to be interpreted according to the laws of the State of Delaware and other states with substantially similar legislative provisions. However, there have been few, if any, court cases interpreting the BCA in the Marshall Islands and Marshall Islands courts may not reach the same conclusions as United States courts. Thus, you may have more difficulty protecting your interests in the face of actions by the management, directors or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction which has developed a relatively more substantial body of case law.

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

Please see "Item 8.A Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings" for a description of our litigation matters.

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

In particular, our operations are subject to numerous laws and regulations in the form of international conventions, national, state and local laws and national and international regulations in force in the jurisdictions in which our vessels operate or are registered, which can significantly affect the ownership and operation of our vessels. These regulations include, but are not limited to, European Union regulations, the United Kingdom's Environmental Protection Act 1990, or EPA, the United Kingdom's Water Resources Act 1991, as amended, or WRA, the Pollution Prevention and Control (England and Wales) Regulations 2010, or the Regulations, and regulations of the IMO, including, the International Convention for the Prevention of Pollution from Ships of 1973 (as from time to time and generally referred to as MARPOL), including designation of Emission Control Areas thereunder, the International Convention on Civil Liability for Bunker Oil Pollution Damage the IMO International Convention for the Safety of Life at Sea of 1974 and the International Convention on Load Lines of 1966. To the extent our tankers operate in U.S. waters, however infrequent, we face the risk of liability under the U.S. Oil Pollution Act of 1990, or the OPA, requirements of the U.S. Coast Guard and the U.S. Environmental Protection Agency, or EPA,, the U.S. Comprehensive Environmental Response, Compensation and Liability Act of 1980, or CERCLA, the U.S. Clean Water Act, and the U.S. Maritime Transportation Security Act of 2002.  We refer you to the discussion in the section of this report entitled "Environmental and Other Regulations" for a description of environmental laws and regulations that affect our business.

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

Risk Factors Relating to Our Securities

Future sales of our common shares could cause the market price of our common stock to decline

The market price of our common stock could decline due to the issuance and, or the announcements of proposed sales, of a large number of common stock in the market, including sales of common stock by our large shareholders,or the issuance of common shares upon the conversion of our 4.00% Convertible Senior Notes due 2018, or the perception that these sales could occur. These sales, or the perception that these sales could occur, could also make it more difficult or impossible for us to sell equity securities in the future at a time and price that we deem appropriate to raise funds through future offerings of common stock.

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

Our share price may continue to be highly volatile, which could lead to a further loss of all or part of an investor's investment and there may not be a continuing public market for you to resell our common stock.

Since 2008, the stock market has experienced extreme price and volume fluctuations. This volatility has often been unrelated to the operating performance of particular companies. The market price of our shares of common stock fluctuated substantially during 2013, closing at a high of $12.62 in October 2013 and a low of $5.73 in January 2013, and recently closed at $9.34 on April 24, 2014. If the volatility in the market continues or worsens, it could have a further adverse affect on the market price of our shares of common stock, regardless of our operating performance, and an active and liquid public market for our shares of common stock may not continue.

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

We may issue additional shares of common stock or other equity securities without your approval, which would dilute your ownership of your interests and may depress the market price of our common stock

We may issue additional shares of common stock or other equity securities of equal or senior rank in the future in connection with, among other things, the issuance of common shares upon the version of our 4.00% Convertible Senior Notes due 2018, future vessel acquisitions, repayment of outstanding indebtedness or our equity incentive plan, without shareholder approval, in a number of circumstances.

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

Aegean Marine Petroleum Network Inc. is a Marshall Islands holding company incorporated on June 6, 2005 under the BCA.  On September 29, 2005, Leveret, our then sole shareholder, contributed direct and indirect ownership of companies that conduct our business operations.  Prior to our initial public offering, we had 28,035,000 shares of common stock outstanding. On December 13, 2006, we consummated our initial public offering of an additional 14,375,000 shares of our common stock, which we refer to as the initial public offering.  On January 27, 2010, we completed a public offering of an additional 4,491,900 shares of our common stock. On May 19, 2010, we acquired from Leveret in a private transaction 1,000,000 shares of our common stock.  On July 20, 2011, the Company's Board of Directors approved a share repurchase program for up to 2,000,000 shares of our common stock, of which the Company repurchased 971,639 shares as of December 31, 2013.  On October 23, 2013, we issued and sold $75,000,000 aggregate principal amount of our 4.00% Convertible Senior Notes due 2018.

For more information on the development of our business, see "—B. Business Overview" below.

We maintain our principal marketing and operating offices at 10, Akti Kondili, Piraeus 185 45 Athens, Greece. Our telephone number at that address is 011 30 (210) 458-6200. We also have an executive office to oversee our financial and other reporting functions in the United States at 299 Park Avenue, 2nd Floor, New York, New York, 10171. Our telephone number at that address is (212) 430-1098.

B.	Business Overview

We are an international marine fuel logistics company that markets and physically supplies refined marine fuel and lubricants to vessels in port and at sea. As a physical supplier, we procure marine fuel from refineries, major oil producers and other sources and resell and deliver these fuels from our bunkering vessels to a broad base of end users. With service centers in Greece, Gibraltar, the United Arab Emirates, Jamaica, Singapore, Belgium, the United Kingdom, Panama, Ghana, Canada, Trinidad and Tobago, Morocco, Spain and the Canary Islands, Cape Verde, Hong Kong the Antwerp-Rotterdam-Amsterdam, or ARA, region, and the U.S. East Coast, we believe that we are one of a limited number of independent physical suppliers that owns and operates a fleet of bunkering vessels and conducts physical supply operations in multiple jurisdictions. As of the date of this annual report, we own a fleet of 53 bunkering vessels, 51 of which are double-hull, and we charter-in ten bunkering vessels, eight of which are double-hull, with aggregate carrying capacity of approximately 323,000 dwt. We also operate through eleven land-based storage facilities with an aggregate storage capacity of approximately 670,000 cubic meters and use a fleet of three vessels as floating storage facilities with a total cargo carrying capacity of approximately 106,000 dwt. We provide fueling services to virtually all types of ocean going and many types of coastal vessels, such as oil tankers, container ships, drybulk carriers, cruise ships, reefers, LNG/LPG carriers, car carriers and ferries. Our customers include a diverse group of ocean-going and coastal ship operators and marine fuel traders, brokers and other users.

We provide our customers with a service that requires sophisticated logistical operations designed to meet their strict fuel quality and delivery scheduling needs. We believe that our extensive experience, management systems and software systems allow us to meet our customers' specific requirements when they purchase and take delivery of marine fuels and lubricants around the world; this, together with the capital intensive nature of our industry and the limited available shipyard capacity for new vessel construction, represents a significant barrier to the entry of competitors. We have devoted our efforts to building a global brand and believe that our customers recognize our brand as representing high quality service and products at each of our locations around the world. We perform our technical ship operations in-house, which helps us maintain high levels of customer service.

We intend to continue expanding our business and marine fuel delivery capabilities. In April 2010, we acquired Verbeke Bunkering N.V., which has since been renamed Aegean North West Europe NV, or ANWE, a leading physical supplier of marine fuel in the ARA region. ANWE currently operates a fleet of 18 bunkering barges, of which 16 are double hull, and provides marine fuel delivery services in port to a diverse group of ship operators as well as marine fuel traders, brokers and other users. Also in April 2010, we announced our plans to construct a new land-based storage facility in the UAE. In July 2010 and June 2011, we commenced our physical operations in the Shell Las Palmas terminal and in Tenerife, respectively, in the Canary Islands.  In March 2011, we commenced physical supply operations in Cape Verde, upon entering into a strategic co-operation with Enacol, an energy company based in Cape Verde. In August 2011, we were granted a concession to operate at the two ports, Balboa and Cristobal, located at each end of the Panama Canal and commenced operations of land-based storage facilities.  In July 2012, we commenced utilization of our onshore storage facility in Tanger Med, a cargo and passenger port located offshore Morocco.  In September 2012, we commenced physical supply operations in Hong Kong.  Additionally, we commenced operations in Barcelona, Spain in April 2013, Algeciras, Spain in August 2013 and the U.S. East Coast in December, 2013.

We have a global presence in 27 markets, including Vancouver, Montreal, Mexico, Jamaica, Trinidad and Tobago, West Africa, Gibraltar, the United Kingdom, Northern Europe, Piraeus, Patras, the United Arab Emirates, Singapore, Morocco, the ARA region, Las Palmas, Tenerife, Cape Verde, Panama, Hong Kong, Barcelona, Algeciras and the ports in the U.S. East Coast. We plan to establish new service centers in other selected locations around the world during the next several years and to pursue select acquisition opportunities as a means of expanding our service.

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

In December 2013, we acquired the U.S. East Coast bunkering business of Hess Corporation (NYSE: HES), including 250,000 cubic meters of leased tank storage in the ports of New York, Philadelphia, Baltimore, Norfolk and Charleston. This acquisition marked our entrance into supplying U.S. customers and will increase our exposure to U.S. clients worldwide, including leading cruise lines.

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

Furthermore, we operate land-based storage facilities in the U.S. East Coast, Barcelona, Panama, Tangiers, Las Palmas, and the United Kingdom, where we store marine fuel in terminals with storage capacity of approximately 250,000, 52,000, 32,000, 218,000, 79,000 and 40,000 cubic meters, respectively. In addition, we plan to complete the construction of our new land-based storage facility in the UAE with storage capacity of 465,000 cubic meters by the second quarter of 2014. We may also consider the construction of land-based storage facilities in other areas depending on market prospects and availability of financing.

Our capital expenditures in connection with the establishment or the acquisition of service centers, including bunkering vessels and floating and land-based storage facilities, described above amounted to $391.4 million in the aggregate. In addition, as of December 31, 2013, we have paid $151.8 million for construction and other related costs, as well as capitalized interest in the of amount $7.3 million in connection with the construction of our new land-based storage facility in the UAE and have remaining contractual obligations relating to this project of approximately $13.0 million, which will be due during 2014. We intend to finance the payment of these amounts with our 2013 Fujairah Credit Facility.

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

We purchase our fuel in Gibraltar from a variety of different suppliers including Repsol S.A., BP Oil International Ltd, Tupras Co, Gunvor S.A., Galp Energia SGPS S.A. and Lia Oil S.A. We store our fuel in a leased storage facility in Tangiers. We support our bunkering operations from our office in Gibraltar, which we lease.

United Arab Emirates

We possess a license issued by Sharjah Economic Development Department to act as a physical supplier of marine petroleum products in the port area of Fujairah. We currently operate five double hull bunkering tankers and have also positioned one floating storage facility, the Leader, a double hull Aframax tanker, in the UAE.

We purchase our fuel in Fujairah from a variety of different suppliers including Vitol, Shell, BP Oil International Ltd, Socar, Mercuria, Petrochina and Bapco. We store our fuel in our floating storage facility, the Leader. We support our bunkering operations from two offices in Fujairah and Kohr Fakkan, which we lease.

We have a 25-year lease agreement with the Municipality of Fujairah, UAE, which can be automatically renewed for an additional 25 years, pursuant to which we are constructing a land-based storage facility with capacity of 465,000 cubic meters, which is expected to be completed by the second quarter of 2014. We have paid $151.8 million for construction and other related costs and have remaining contractual obligations of approximately $13.0 million. We financed the payment of these amounts with our 2013 Fujairah Credit Facility.  Please see "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions."

Jamaica

We are authorized by the Port Authority of Jamaica to act as a physical supplier of marine petroleum products in Jamaica. We service our customers in the ports of Kingston, Montego Bay and Ocho Rios, Jamaica, and may elect to service our customers in other locations in Jamaica. We operate three double hull tankers in Jamaica.

In Jamaica, we have a long-term contract to purchase our fuel from the state refinery, Petrojam Limited. We currently compete here against another physical supplier, Petrotec Marine Petroleum Ltd.

We support our bunkering operations from our office in Kingston, which we lease.

In January 2010, we purchased a property in Jamaica from companies owned and controlled by members of Mr. Melisanidis' family, which we may use as a land-based storage facility of approximately 80,000 cubic meters, provided we are able to obtain adequate financing.

Singapore

We possess a license issued by the Maritime and Port Authority of Singapore to act as a physical supplier of marine petroleum products in the port of Singapore. We currently operate four double hull bunkering tankers in Singapore and we also have short term chartering agreements with third-parties for some of these vessels.

We purchase our fuel in Singapore from a variety of different suppliers including BP Singapore Pte. Ltd., Chemoil, Conoco-Phillips, Shell Singapore, Kuo Oil and ExxonMobil. We support our bunkering operations from our office in Singapore, which we lease.

Northern Europe (ARA region)

We possess a license issued by the Belgian Federal Ministry of Finance to trade and supply marine petroleum products offshore and in ports. We deliver fuel offshore and service over 45 ports located throughout Northern Europe, including the North and Irish Sea, the French Atlantic, the English Channel and the St. George Channel. ANWE also service the ports of Antwerp, Rotterdam and Amsterdam and also the surrounding ports of Ghent, Zeebruges, Flushing, Terneuzen and Sluiskil, Moerdijk and Ijmuiden. We currently operate 18 bunkering tankers, of which 16 are double hull and two are single hull bunkering tankers, and have positioned one single hull floating storage facility, the Tapuit, a single hull bunkering barge, in the ARA region.

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

We purchase our fuel in the United Kingdom from a variety of different suppliers, including Total and Statoil. We support our terminal and bunkering operations from our office in Portland, United Kingdom, which we lease.

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

Morocco

We possess a license issued by the Agence Spйciale Tanger-Mediterranйe, or the TMSA, to act as a physical supplier of marine petroleum products off the coast of Morocco and in the port of Tanger Med. We currently serve this service center with our Gibraltar-based bunkering tankers and operate a land-based storage facility in Tangiers with approximately 218,000 cubic meters capacity.

We were selected by Horizon Tangiers Terminal S.A., a special purpose consortium, as the exclusive bunkering company for the new port in Tanger Med. Since July 2012 we store our fuel at the leased tanks of Tanger Med area under this appointment, the duration of which is 25 years.

We currently support our bunkering operations here from our office in Gibraltar, which we lease.

Las Palmas and Tenerife

In June 2010, we acquired the assets and operations of the Shell Las Palmas terminal in the Canary Islands. The Shell Las Palmas terminal occupies an area of approximately 20,000 square meters, providing bunkering services for a diverse group of ship operators primarily along major trans-Atlantic seaborne trade routes. The terminal includes a lubricants plant, dedicated land-based storage facilities with approximately 65,000 metric tons capacity as well as on-site blending facilities to mix all grades of fuel oils and distillates.  In addition, we lease approximately 16,000 cubic meters capacity from BP España in its adjacent terminal.  In June 2011, we also commenced physical supply of operations in Tenerife, which we support from our Las Palmas service center.

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

Panama

In August 2011, we were granted a 20-year concession agreement from the Panama Maritime Authority to operate at the two ports, Balboa and Cristobal, located at each end of the Panama Canal and operate land-based storage facilities with approximately 570,000 cubic meters capacity. On February 25, 2013, we sold our interest in the land-based storage facilities in Panama to an unaffiliated third-party purchaser for $9.7 million.  Under a separate agreement with the purchaser, we simultaneously agreed to lease from the purchaser fuel storage facilities at the ports, with a capacity of 32,000 cubic meters. We currently deploy two double hull bunkering tankers to the Panamanian ports to provide bunkering services.

We purchase our fuel from a variety of different suppliers, including PMI Trading Ltd and Glencore International plc. We mainly compete here against CEPSA, O.W. Bunker Ltd, Chevron and Chemoil Energy Ltd, which are physical suppliers.

We support our operations from our offices in Balboa, which we lease.

Hong Kong

In September 2012, we commenced physical supply operations in Hong Kong under a license issued by the marine department of Hong Kong to our double hull bunkering tanker we deployed in the region. We manage our operations from our service center in Singapore.

Barcelona

In August 2012, we signed a definitive agreement with Meroil, a Barcelona-based oil and energy logistics company which operates the largest Spanish coastline terminal for petroleum products in the Port of Barcelona, Spain, to secure onshore fuel oil storage capacity in that terminal. We have a license from the Port Authority of Barcelona to act as a physical supplier of marine petroleum products and we operate one double-hull bunkering tanker in the area. We support our operations from our office in Barcelona, which we lease.

Algeciras

In August 2013, we commenced physical supply operations in Algeciras, Spain. We have a license form the Port Authority of Algeciras to act as a physical supplier of marine petroleum products and we operate one double-hull bunkering tanker to provide bunkering services. We support our operations from our office in Gibraltar, which we lease.

U.S. East Coast

In December 2013, we acquired the U.S. East Coast bunkering business of Hess Corporation for $30 million and the inventory value upon delivery at the closing date of the acquisition.  The newly acquired business includesbunkering operations that averaged 1.8 million metric tons in annual sales between 2011 and 2013, plus approximately 250,000 cubic meters of leased tank storage. We utilize these bunkering operations and associated assets to supply the heavily trafficked ports of New York, Philadelphia, Baltimore, Norfolk and Charleston. We support our U.S. East Coast operations from our office in New York, which we lease.

Sales and Marketing

Most of our marketing, sales, ship-management and other related functions are performed at our main offices in Piraeus, Greece. We also market products and services from our offices in New York, United States and Singapore. We market products and services to Canadian and Mexican markets from our offices in Vancouver and Montreal, Canada and to the ARA region from our office in Antwerp, Belgium. Our sales force interacts with our established customers and markets our fuel sales and services to large commercial shipping companies and foreign governments. We believe our level of customer service, years of experience in the industry, and reputation for reliability are significant factors in retaining our customers and attracting new customers. Our sales and marketing approach is designed to create awareness of the benefits and advantages of our fuel sales and services. We are active in industry trade shows and other available public forums.

Administrative Offices

Cyprus

We maintain an administrative office in Cyprus, which we lease. Our office in Cyprus is responsible for, among other things, certain invoicing functions of our principal operating subsidiary, Aegean Marine Petroleum S.A., or AMP.

New York, United States

We maintain an executive office in New York, United States to oversee our financial and other reporting functions.

Customers

We market marine fuel and related services to a broad and diversified base of customers. During the years ended December 31, 2011, 2012 and 2013, none of our customers accounted for more than 10% of our total revenues. Our customers serviced during the past three years include Greek-owned commercial shipping companies, such as Blue Star Ferries, Neptune Line Shipping and ENESEL S.A., other international shipping companies, such as A.P. Moller and Royal Caribbean Cruises Ltd., fuel traders and brokers, such as World Fuel Services Corporation, and oil majors, such as Exxon Mobil Corporation.

Suppliers

We purchase our marine fuel and lubricants from refineries, oil majors or other select suppliers around the world. In the years ended December 31, 2011, 2012 and 2013, we purchased marine petroleum products of approximately $405.0, $458.1 and $421.3 million, respectively, or approximately 6% to 7% of our total purchases of marine petroleum products, from our related companies, Aegean Oil and Melco. The majority of our purchases of marine petroleum products during the years ended December 31, 2011, 2012 and 2013 were made from unrelated third-party suppliers and totaled $6,263.6, $6,481.5 and $5,604.4 million, respectively, or approximately 93% to 94% of our total purchases of marine petroleum products.  Our cost of fuel is generally tied to spot pricing, market-based formulas or is governmentally controlled. We are usually extended trade credit from our suppliers for our fuel purchases, which are generally required to be secured by standby letters of credit or letters of guarantee.

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

We believe that the heightened levels of environmental and quality concerns among insurance underwriters, regulators and charterers have led to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the industry.  Increasing environmental concerns have created a demand for tankers that conform to the stricter environmental standards.  We are required to maintain operating standards for all of our vessels emphasizing operational safety, quality maintenance, continuous training of our officers and crews and compliance with applicable local, national and international environmental laws and regulations.  We believe that the operation of our vessels will be in substantial compliance with applicable environmental laws and regulations and that our vessels have all material permits, licenses, certificates or other authorizations necessary for the conduct of our operations; however changes in such laws and regulations, such as the 2010 Deepwater Horizon oil spill or future serious marine incidents, may impact our resale value or useful lives of our tankers.  In addition, a future serious marine incident that results in significant oil pollution, release of hazardous substances, loss of life, or otherwise causes significant adverse environmental impact could result in additional legislation, regulation, or other requirements that could negatively affect our profitability.

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

Category 2—oil tankers of 20,000 dwt and above carrying crude oil, fuel oil, heavy diesel oil or lubricating oil as cargo, and of 30,000 dwt and above carrying other oils, which do comply with the protectively located segregated ballast tank requirements

Category 3—oil tankers of more than 5,000 dwt but less than the tonnage specified for Category 1 and 2 tankers

April 5, 2005 for ships delivered on April 5, 1977 or earlier;
Anniversary date in:
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

Air Emissions

In September of 1997, the IMO adopted Annex VI to MARPOL to address air pollution.  Effective May 2005, Annex VI sets limits on nitrogen oxide emissions from ships whose diesel engines were constructed (or underwent major conversions) on or after January 1, 2000.  It also prohibits "deliberate emissions" of "ozone depleting substances," defined to include certain halons and chlorofluorocarbons.  "Deliberate emissions" are not limited to times when the ship is at sea; they can for example include discharges occurring in the course of the ship's repair and maintenance.  Emissions of "volatile organic compounds" from certain tankers, and the shipboard incineration (from incinerators installed after January 1, 2000) of certain substances (such as polychlorinated biphenyls (PCBs)) are also prohibited.  Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulphur emissions, known as Emission Control Areas ("ECAs") (see below).

Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulphur contained in any fuel oil used on board ships.  As of January 1, 2012, the amended Annex VI requires that fuel oil contain no more than 3.50% sulfur.  By January 1, 2020, sulfur content must not exceed 0.50%, subject to a feasibility review to be completed no later than 2018. Our vessels consume a regulated amount of bunker fuels sulphur content as per IMO Annex VI and EU Directive requirements. In addition, as per EU Directive 33/2005. we have established a plan to modifiy and upgrade our  our vessels' machinery to ensure operation on low-surphur fuels.

Sulfur content standards are even stricter within certain ECAs. As of July 1, 2010, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 1.0% (from 1.50%), which will be further reduced to 0.10% on January 1, 2015.  Amended Annex VI establishes procedures for designating new ECAs.  The Baltic Sea and the North Sea have been so designated.  On August 1, 2012, certain coastal areas of North America were designated ECAs, and effective January 1, 2014, the applicable areas of the United States Caribbean Sea were designated ECAs.  Ocean-going vessels in these areas will be subject to stringent emissions controls and may cause us to incur additional costs. If other ECAs are approved by the IMO or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the EPA or the states where we operate, compliance with these regulations could entail significant capital expenditures, or operational changes, or otherwise increase the costs of our operations.

As of January 1, 2013 MARPOL made mandatory certain measures relating to energy efficiency for new ships in part to address greenhouse gas emission. It makes the Energy Efficiency Design Index (EEDI) apply to all new ships and the Ship Energy Efficiency Management Plan (SEEMP) apply to all ships.

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

Safety Requirements

The IMO also adopted the International Convention for the Safety of Life at Sea, or SOLAS, and the International Convention on Load Lines, or the LL Convention, which impose a variety of standards that regulate the design and operational features of ships.  The IMO periodically revises the SOLAS and LL Convention standards. May 2012 SOLAS amendments entered into force as of January 1, 2014.  The Convention on Limitation for Maritime Claims (LLMC) was recently amended and the amendments are expected to go into effect on June 8, 2015. The amendments alter the limits of liability for a loss of life or personal injury claim and a property claim against ship owners.

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

For example, the IMO has adopted the International Convention on Civil Liability for Oil Pollution Damage of 1969, as amended by different Protocol in 1976, 1984, and 1992, and amended in 2000, or the CLC. Under the CLC and depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, a vessel's registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain exceptions. The 1992 Protocol changed certain limits on liability, expressed using the International Monetary Fund currency unit of Special Drawing Rights. The limits on liability have since been amended so that compensation limits on liability were raised. The right to limit liability is forfeited under the CLC where the spill is caused by the shipowner's personal fault and under the 1992 Protocol where the spill is caused by the shipowner's personal act or omission by intentional or reckless conduct where the shipowner knew pollution damage would probably result.  The CLC requires ships covered by it to maintain insurance covering the liability of the owner in a sum equivalent to an owner's liability for a single incident. We believe that our insurance will cover the liability under the plan adopted by the IMO.

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

Greenhouse Gas Regulation

Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions. As of January 1, 2013, all new ships must comply with two new sets of mandatory requirements, which were adopted by MEPC in July 2011, in part to address greenhouse gas emissions from ships. Currently operating ships will be required to develop Ship Energy Efficiency Management Plans, and minimum energy efficiency levels per capacity mile will apply to new ships. our vessels comply with these requirements, and we have regular inspections performed by our personnel to ensure continued compliance. The MEPC is also considering market-based mechanisms to reduce greenhouse gas emissions from ships. The European Union has indicated that it intends to propose an expansion of the existing European Union emissions trading scheme to include emissions of greenhouse gases from marine vessels, and in January 2012 the European Commission launched a public consultation on possible measures to reduce greenhouse gas emissions from ships.  In April 2013, the European Parliament rejected proposed changes to the European Union Emissions Law regarding carbon trading.  In June 2013, the European Commission developed a strategy to integrate maritime emissions into the overall European Union strategy reduce greenhouse gas emissions.  If the strategy is adopted by the European Parliament and Council large vessels using European Union ports would be required to monitor, report, and verify their carbon dioxide emissions beginning in January 2018.  In December 2013 the European Union environmental ministers discussed draft rules to implement monitoring and reporting of carbon dioxide emissions from ships.  In the United States, the EPA has issued a finding that greenhouse gases endanger the public health and safety and has adopted regulations to limit greenhouse gas emissions from certain mobile sources and proposed regulations to limit greenhouse gases from large stationary sources. Although the mobile source emissions regulations do not apply to greenhouse gas emissions from vessels, such regulation of vessels is foreseeable, and the EPA has in recent years received petitions from the California Attorney General and various environmental groups seeking such regulation. Any passage of climate control legislation or other regulatory initiatives by the IMO, European Union, the U.S. or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol, that restrict emissions of greenhouse gases could require us to make significant financial expenditures, including capital expenditures to upgrade our vessels, which we cannot predict with certainty at this time.

International Labour Organization

The International Labour Organization (ILO) is a specialized agency of the UN with headquarters in Geneva, Switzerland. The ILO has adopted the Maritime Labor Convention 2006 (MLC 2006). A Maritime Labor Certificate and a Declaration of Maritime Labor Compliance will be required to ensure compliance with the MLC 2006 for all ships above 500 gross tons in international trade. The MLC 2006 entered into force on August 20, 2013. MLC 2006 requires us to develop new procedures to ensure full compliance with its requirements.

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

Inspection by Classification Societies

Our tankers have been certified as being "in-class" by Lloyds Register of Shipping Germanischer Lloyd, American Bureau of Shipping, Det Norske Veritas and Bureau Veritas, all of which are members of the International Association of Classification Societies (IACS). In December 2013, the IACS adopted new harmonized Common Structure Rules, that align with IMO goal standards, which will apply to oil tankers and bulk carriers contracted to be constructed on or after July 1, 2015. Generally, the regulations of vessel registries accepted by international lenders in the shipping industry require that an oceangoing vessel's hull and machinery be evaluated by a classification society authorized by the country of registry. The classification society certifies that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the vessel's country of registry and the international conventions of which that country is a member. Each vessel is inspected by a surveyor of the classification society in three surveys of varying frequency and thoroughness: every year for the annual survey, every two to three years for intermediate surveys and every four to five years for special surveys. Should any defects be found, the classification surveyor generally issues a notation or recommendation for appropriate repairs, which have to be made by the shipowner within the time limit prescribed. Vessels may be required, as part of the annual and intermediate survey process, to be drydocked for inspection of the underwater portions of the vessel and for necessary repair stemming from the inspection. Special surveys always require drydocking.

The U.S. Oil Pollution Act of 1990 and Comprehensive Environmental Response, Compensation and Liability Act

The U.S. Oil Pollution Act of 1990, or OPA, established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA affects all "owners and operators" whose vessels trade in the United States, its territories and possessions or whose vessels operate in United States waters, which includes the United States' territorial sea and its 200 nautical mile exclusive economic zone. The United States has also enacted the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, which applies to the discharge of hazardous substances other than oil, whether on land or at sea.  OPA and CERCLA both define "owner and operator" "in the case of a vessel, as any person owning, operating or chartering by demise, the vessel."  Although OPA is primarily directed at oil tankers, it also applies to non-tanker ships with respect to the fuel oil, or bunkers, used to power such ships. CERCLA also applies to our operations.

Under OPA, vessel owners and operators are "responsible parties" and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels. OPA defines these other damages broadly to include:

•	injury to, destruction or loss of, or loss of use of, natural resources and the costs of assessment thereof;

•	injury to, or economic losses resulting from, the destruction of real and personal property;

•	net loss of taxes, royalties, rents, fees or net profit revenues resulting from injury, destruction or loss of real or personal property, or natural resources;

•	loss of subsistence use of natural resources that are injured, destroyed or lost;

•	lost profits or impairment of earning capacity due to injury, destruction or loss of real or personal property or natural resources;

•	net cost of increased or additional public services necessitated by removal activities following a discharge of oil, such as protection from fire, safety or health hazards.

OPA contains statutory caps on liability and damages; such caps do not apply to direct cleanup costs.  The U.S. Coast Guard has adjusted the limits of OPA liability for non-tank vessels to the greater of $1,000 per gross ton or $854,400.  OPA limits the liability depending on the structure and size of the vessel; but for all tankers over 3,000 gross tons liability is limited to the greater of $2,000 per gross ton or $17.088 million.  These limits are subject to periodic adjustment for inflation.  These limits of liability do not apply if an incident was proximately caused by the violation of an applicable U.S. federal safety, construction or operating regulation by a responsible party (or its agent, employee or a person acting pursuant to a contractual relationship), or a responsible party's gross negligence or willful misconduct.  The limitation on liability similarly does not apply if the responsible party fails or refuses to (i) report the incident where the responsibility party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under the Federal Water Pollution Act (Section 311 (c), (e)) or the Intervention on the High Seas Act.

The 2010 Deepwater Horizon oil spill in the Gulf of Mexico may also result in additional regulatory initiatives or statutes, including the raising of liability caps under OPA.  For example, on August 15, 2012, the U.S. Bureau of Safety and Economic Enforcement (BSEE) issued a final drilling safety rule for offshore oil and gas operations that strengthens the requirements for safety equipment, well control systems, and blowout prevention practices.

CERCLA contains a similar liability regime whereby owners and operators of vessels are liable for cleanup, removal and remedial costs, as well as damage for injury to, or destruction or loss of, natural resources, including the reasonable costs associated with assessing same, and health assessments or health effects studies.  There is no liability if the discharge of a hazardous substance results solely from the act or omission of a third party, an act of God or an act of war. Liability under CERCLA is limited to the greater of $300 per gross ton or $5 million for vessels carrying a hazardous substance as cargo and the greater of $300 per gross ton or $500,000 for any other vessel. These limits do not apply (rendering the responsible person liable for the total cost of response and damages) if the release or threat of release of a hazardous substance resulted from willful misconduct or negligence, or the primary cause of the release was a violation of applicable safety, construction or operating standards or regulations. The limitation on liability also does not apply if the responsible person fails or refused to provide all reasonable cooperation and assistance as requested in connection with response activities where the vessel is subject to OPA.

OPA and CERCLA both require owners and operators of vessels to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet the maximum amount of liability to which the particular responsible person may be subject. Vessel owners and operators may satisfy their financial responsibility obligations by providing a proof of insurance, a surety bond, qualification as a self-insurer or a guarantee. We plan to comply with the U.S. Coast Guard's financial responsibility regulations by providing a certificate of responsibility evidencing sufficient self-insurance.

OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, provided they accept, at a minimum, the levels of liability established under OPA.  Some states have enacted legislation providing for unlimited liability for oil spills. In some cases, states, which have enacted such legislation, have not yet issued implementing regulations defining vessels owners' responsibilities under these laws. We intend to comply with all applicable state regulations in the ports where our vessels call. We believe that we are in substantial compliance with all applicable existing state requirements. In addition, we intend to comply with all future applicable state regulations in the ports where our vessels call.

Other Environmental Initiatives

The U.S. Clean Water Act, or CWA, prohibits the discharge of oil or hazardous substances in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA. In addition, many U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than U.S. federal law.

The U.S. Environmental Protection Agency, or the EPA, regulates the discharge of ballast and bilge water and other substances in U.S. waters under the CWA. EPA regulations require vessels 79 feet in length or longer (other than commercial fishing and recreational vessels) to comply with a Vessel General Permit, or the VGP, authorizing ballast water discharges and other discharges incidental to the operation of vessels.  The VGP imposes technology and water-quality based effluent limits for certain types of discharges and establishes specific inspection, monitoring, record keeping and reporting requirements to ensure the effluent limits are met.  On March 28, 2013, the EPA re-issued the VGP for another five years; this VGP took effect on December 19, 2013. The new VGP focuses on authorizing discharges incidental to operations of commercial vessels. The draft permit also contains numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in US waters, more stringent requirements for exhaust gas scrubbers and the use of environmentally acceptable lubricants. U.S. Coast Guard regulations adopted under the U.S. National Invasive Species Act, or NISA, also impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering or operating in U.S. waters, and the Coast Guard has proposed new ballast water management standards and practices, including limits regarding ballast water releases. As of June 21, 2012, the U.S. Coast Guard implemented revised regulations on ballast water management by establishing standards on the allowable concentration of living organisms in ballast water discharged from ships in U.S. waters. The revised ballast water standards are consistent with those adopted by the IMO in 2004. Compliance with the EPA and the U.S. Coast Guard regulations could require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, or may otherwise restrict our vessels from entering U.S. waters.

The U.S. Clean Air Act of 1970, as amended by the Clean Air Act Amendments of 1977 and 1990, or the CAA, requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels are subject to vapor control and recovery requirements for certain cargoes when loading, unloading, ballasting, cleaning and conducting other operations in regulated port areas. Our vessels that operate in such port areas with restricted cargoes are equipped with vapor recovery systems that satisfy these requirements. The CAA also requires states to draft State Implementation Plans, or SIPs, designed to attain national health-based air quality standards in primarily major metropolitan and/or industrial areas. Several SIPs regulate emissions resulting from vessel loading and unloading operations by requiring the installation of vapor control equipment. As indicated above, our vessels operating in covered port areas are already equipped with vapor recovery systems that satisfy these existing requirements.

However, compliance with future EPA and U.S. Coast Guard regulations could require the installation of certain engineering equipment and water treatment systems to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, or may otherwise restrict our vessels from entering U.S. waters.

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

Aegean Marine Petroleum Network Inc. is a Marshall Islands holding company and we transact our bunkering business primarily through AMP, a wholly-owned subsidiary incorporated in Liberia, and operate our service centers through Aegean Bunkering Gibraltar Ltd., Aegean Bunkering Jamaica Ltd., Aegean Bunkering (Singapore) Pte. Ltd., Aegean Bunkering (Ghana) Limited, Aegean Bunkers at Sea N.V., Aegean North West Europe NV, ICS Petroleum Ltd., Portland Bunkers International Ltd., Aegean Bunkering Combustibles Las Palmas S.A., Aegean Bunkering (Morocco) SRL, Aegean Bunkering Trinidad Ltd., Aegean Bunkering (Panama) SA, Aegean Bunkering (Hong Kong) Ltd., Aegean Bunkering (USA) LLC, separate wholly-owned subsidiaries incorporated in Gibraltar, Jamaica, Singapore, Ghana, Belgium, British Columbia (Canada) and under the laws of England and Wales, Canary Islands, Morocco, Trinidad and Tobago, Morocco, Panama, Hong Kong and the United States respectively, and Aegean Marine Petroleum LLC, a controlled subsidiary incorporated in the UAE, which is 51% owned by a local nominee. We provide the management of our bunkering tankers through Aegean Bunkering Services Inc., or ABS, a wholly-owned subsidiary incorporated in the Marshall Islands, and Aegean Management Services M.C., a wholly owned-subsidiary incorporated in Greece. We provide the marketing and administrative services for our operations through Aegean Oil (USA), LLC and AMPN USA, LLC, our wholly-owned subsidiaries formed in Delaware, the United States, and I.C.S. Petroleum (Montreal) Ltd., our wholly-owned subsidiary incorporated in Canada. We hold certain of our subsidiaries through Aegean Holdings S.A. and Aegean Investments S.A., our wholly-owned subsidiaries incorporated in the Marshall Islands, and we hold our vessel-owning subsidiaries through Aegean Shipholdings Inc., a wholly-owned subsidiary incorporated in the Marshall Islands. On February 25, 2013, our wholly-owned subsidiary incorporated in Marshall Islands, Aegean Tankfarms Holdings S.A., sold its 60% interest in Oil Terminal Consultancy Ltd., a company that owns the 92.5% of Aegean Oil Terminals (Panama) SA, which is incorporated in Panama. Our wholly-owned subsidiaries, AMPNI Investments Ltd. and AMPNI Holdings Ltd., are incorporated in Cyprus and hold our acquisitions performed during 2010 in Belgium and Las Palmas.

Currently, we own our vessels through separate wholly-owned subsidiaries listed in the following table:

Vessel-owning Subsidiary	Country of Incorporation	Vessel Name or Hull Number
Aegean Rose Maritime Company	Greece	Aegean Rose
Aegean Daisy Maritime Company	Greece	Aegean Daisy
Aegean Tiffany Maritime Company	Greece	Aegean Tiffany
Aegean Breeze Maritime Company	Greece	Aegean Breeze I
Aegean X Maritime Inc.	Marshall Islands	Aegean X
Aegean Marine Petroleum LLC (1)	United Arab Emirates	Aegean Flower
Aegean Gas Maritime Company	Greece	Mediterranean
Mare Vision S.A.	Marshall Islands	Aegean XI
Sea Breezer Marine S.A.	Marshall Islands	Aegean Princess
Milos Shipping (Pte.) Ltd.	Singapore	Milos
Pontos Navigation Inc.	Marshall Islands	Leader
Aegean Bunkers at Sea NV	Belgium	Sara
Serifos Shipping (Pte.) Ltd.	Singapore	Serifos
Kithnos Maritime Inc.	Marshall Islands	Kithnos
Aegean Ostria Maritime Company	Greece	Amorgos
Kimolos Shipping (Pte.) Ltd.	Singapore	Kimolos
Syros I Maritime Inc.	Marshall Islands	Syros
Mykonos I Maritime Inc.	Marshall Islands	Mykonos
Santorini I Maritime Inc.	Marshall Islands	Santorini
Paros Shipping (Pte.) Ltd.	Singapore	Paros
Lefkas Marine S.A.	Liberia	Naxos
Eton Marine Ltd.	Liberia	Patmos
Tasman Seaways Inc.	Liberia	Kalymnos
ICS Petroleum Ltd.	British Columbia (Canada)	PT36
West Coast Fuel Transport Ltd.	British Columbia (Canada)	PT25
Aegean Maistros Maritime Company	Greece	Aegean Orion
Aegean Ship III Maritime Company	Greece	Aegean III
Aegean Ship VIII Maritime Company	Greece	Aegean VIII
Aegean Ship XII Maritime Company	Greece	Aegean XII
Aegean Ace Maritime Company	Greece	Aegean Ace
Paxoi Marine S.A.	Liberia	Paxoi
Kerkyra Marine S.A.	Liberia	Kerkyra
Ithaki Marine S.A.	Liberia	Ithaki
Cephallonia Marine S.A.	Liberia	Kefalonia
PT22 Shipping Co. Ltd.	British Columbia (Canada)	PT22
AMP Maritime S.A.	Liberia	Aegean Champion
Zakynthos Marine S.A.	Liberia	Zakynthos
Andros Marine Inc.	Liberia	Andros
Ios Marine Inc.	Liberia	Lefkas
Dilos Marine Inc.	Liberia	Dilos
Ios Shipping Ltd.	Malta	Ios
Kythira Marine S.A.	Liberia	Kythira
Benmore Services S.A.	Liberia	Nisyros
Sealand Navigation Inc.	Greece	Karpathos
Santon Limited	Liberia	Leros
Kassos Navigation S.A.	Liberia	Kassos
Aegean Barges NV	Belgium	Colorado
Aegean North West Europe NV	Belgium	Willem SR(2)
Jadaco BV	Belgium	Tapuit
Blatoma NV	Belgium	Texas
Seatra BVBA(3)	Belgium	Montana
Sifnos Marine Inc.	Liberia	Anafi
Aegean VII Shipping Ltd	Malta	Sikinos
Tilos Shipping (Pte) Ltd	Singapore	Tilos
Halki Navigation S.A.	Liberia	Halki
Aegean North West Europe NV	Belgium	Florida(2)
Symi Navigation S.A.	Liberia	Symi
____________
(1) Aegean Marine Petroleum LLC is a controlled subsidiary which is 51% owned by a local nominee.
(2) 10% ownership interest.
(3) 50% ownership interest.

D.	Property, Plants and Equipment

Real Property

The following table presents certain information relating to our leased and owned properties as of April 25, 2014.  We consider our properties to be suitable and adequate for our present needs.

Location	Principal Use	Leased or Owned	Lease Expiration Date
Piraeus, Greece	Business coordination center and ship-management office	Leased	March 2023
Portland, U.K.	Administrative and operations office and storage facility	Leased	October 2032
Fujairah, UAE	Administrative and operations office	Leased	June 2014
Khor Fakkan, UAE	Administrative and operations office	Leased	December 2015
Gibraltar	Administrative and operations office	Leased	April 2040
Kingston, Jamaica	Administrative office and land storage facility	Owned	-
Singapore	Administrative and operations office	Leased	September 2016
Antwerp, Belgium	Administrative and operations office	Owned	-
Edgewater, New Jersey, U.S.A.	Property leased to third-party	Owned	-
New York, New York, U.S.A.	Administrative and operations office	Leased	December 2015
Connecticut, New York, U.S.A.	Administrative and operations office	Leased	January 2018
Nicosia, Cyprus	Administrative office	Leased	May 2014
Vancouver, Canada	Administrative and operations office	Leased	February 2016
Montreal, Canada	Sales and marketing office	Leased	January 2017
Port of Spain, Trinidad	Administrative and operations office	Leased	March 2016
Las Palmas, Canary Islands	Administrative and operations office and storage facility	Leased	December 2027
Tangiers, Morocco	Storage Facility	Leased	November 2031
Fujairah, the United Arab Emirates	Storage Facility	Leased	October 2058
Panama	Administrative and operations office	Leased	January 2016
Barcelona	Storage facility and operations office	Leased	April 2022

Fleet
The following table lists our fleet as of April 25, 2014.

Name	Double Hull	Flag	Build	Dwt
Bunkering Tankers:
Symi	Yes	Liberia	2012	6,270
Halki	Yes	Gibraltar	2011	6,256
Sikinos	Yes	Malta	2011	4,595
Anafi	Yes	Liberia	2011	4,584
Tilos	Yes	Singapore	2011	6,263
Dilos	Yes	Liberia	2010	4,593
Ios	Yes	Malta	2010	4,620
Kythira	Yes	Liberia	2010	6,314
Nisyros	Yes	Gibraltar	2010	6,312
Karpathos	Yes	Greece	2010	6,247
Leros	Yes	Panama	2010	6,311
Kassos	Yes	Gibraltar	2010	6,256
Lefkas	Yes	Liberia	2010	6,321
Andros	Yes	Panama	2010	4,605
Zakynthos	Yes	Gibraltar	2010	6,303
Naxos	Yes	Liberia	2009	4,626
Kerkyra	Yes	Panama	2009	6,290
Paxoi	Yes	Liberia	2009	6,310
Kalymnos	Yes	Liberia	2009	6,283
Kefalonia	Yes	Liberia	2009	6,272
Ithaki	Yes	Liberia	2009	6,272
Syros	Yes	Liberia	2008	4,596
Patmos	Yes	Liberia	2008	6,262
Paros	Yes	Singapore	2008	4,629
Mykonos	Yes	Gibraltar	2008	4,626
Santorini	Yes	Gibraltar	2008	4,629
Kimolos	Yes	Singapore	2008	4,664
Kithnos	Yes	Liberia	2007	4,626
Amorgos	Yes	Greece	2007	4,664
Serifos	Yes	Singapore	2007	4,664
Milos	Yes	Singapore	2007	4,626
Charleston**	Yes	United States	2007	18,146
Aegean Tiffany	Yes	Greece	2004	2,747
Aegean Breeze I	Yes	Greece	2004	2,747
Aegean Ace	Yes	Greece	1992	1,615
Aegean Princess	Yes	Gibraltar	1991	7,030
Aegean Champion	Yes	Liberia	1991	23,400
Sara	Yes	Malta	1990	7,389
Aegean III	Yes	Greece	1990	2,973
Aegean VIII	Yes	Greece	1990	2,973
Aegean Rose	Yes	Greece	1988	4,935
Aegean Daisy	Yes	Greece	1988	4,935
Aegean XI	Yes	Liberia	1984	11,050
Aegean XII	Yes	Greece	1979	3,680

In-Land Waterway Bunkering Tankers:
Florida	Yes	Belgium	2011	1,533
Montana	Yes	Belgium	2011	4,319
Sonora*	Yes	Netherlands	2011	3,101
Alaska*	Yes	Netherlands	2010	3,778
Veni*	Yes	Belgium	2009	3,800
Quadrans 1*	Yes	Belgium	2009	3,233
New York*	Yes	Belgium	2009	4,298
Willem Sr.	Yes	Netherlands	2006	3,180
New Jersey	Yes	Belgium	2006	4,100
Alexia*	Yes	Belgium	2005	3,550
Antwerp*	Yes	Luxembourg	2005	3,680
Colorado	Yes	Belgium	2004	5,578
Texas	Yes	Belgium	2003	4,165
Julienne*	No	Belgium	1994	1,244
Jean Bart*	No	Belgium	1981	1,306

Bunkering Barges:
PT22	Yes	Canada	2001	2,315
PT25	No	Canada	1988	2,560
PT36	No	Canada	1980	3,730

Special Purpose Vessel:
Aegean Orion	No	Greece	1991	550

Floating Storage Facilities:
Leader	Yes	Panama	1985	83,890
Mediterranean	Yes	Greece	1982	19,894
Tapuit	No	Netherlands	1971	2,500

*Chartered in by us and chartered out to a third party.
**Chartered in by us from a third-party.

We have positioned our bunkering tankers across our existing service centers and review vessel positioning on a periodic basis and reposition our vessels among our existing or new service centers to optimize their deployment. Our vessels operate within or outside the territorial waters of each geographical location and, under international law, usually fall under the jurisdiction of the country of the flag they carry. Generally, our bunkering tankers, unlike our bunkering barges, are not permanently located within any particular territorial waters and we are free to use all of our bunkering tankers in any geographical location. We have positioned three of our bunkering tankers in the United Arab Emirates, Greece and the ARA region, which we use as floating storage facilities, and we have positioned our 550 dwt tanker, the Orion, as a special purpose vessel in Greece.

In addition, we operate land-based storage facilities in Barcelona, Panama, Tangiers, Las Palmas, the United Kingdom and U.S. East Coast where we store marine fuel in terminals with storage capacity of approximately 52,000, 32,000, 218,000, 79,000, 40,000 and 250,000 cubic meters, respectively.  In addition, we plan to complete the construction of our new land-based storage facility in the UAE with storage capacity of 465,000 cubic meters by the second quarter of 2014. We may also consider the construction of land-based storage facilities in other areas depending on market prospects and the availability of financing.

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

We purchase marine petroleum products from reputable suppliers under either long-term supply contracts or on the spot markets at a margin over PLATTS prices. Except for our service centers in Gibraltar, the UAE, the United Kingdom, Las Palmas, Panama, Barcelona and the U.S. East Coast we generally take deliveries of the products on the day of, or a few days prior to, the delivery of the products to the customer's vessel. In Gibraltar, the UAE, the United Kingdom, Las Palmas, Panama, Barcelona and the U.S. East Coast utilizing owned or leased storage facilities, we take deliveries of the products generally more than one but less than two weeks prior to delivery of the products to our customers. The cost of our marine fuel purchases is generally fixed at the date of our agreement which is prior to the loading from the supplier's premises. Generally, under our long-term supply contracts, the supplier undertakes to supply us with a minimum quantity of marine fuel per month, subject to the agreed quantity as per our contract. Price calculations vary from supplier to supplier in terms of the supplier's margins, the referenced PLATTS prices and the calculation of the average PLATTS price. Depending on the agreement with each supplier, the referenced PLATTS price could be the spot price or an average price over a specified period.

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

The following table reflects the calculation of gross spread per metric ton of marine fuel sold for the periods presented:

	For the Year Ended December 31,
	2009	2010	2011	2012	2013

	(in thousands of U.S. dollars, unless otherwise stated)

Sales of marine petroleum products	2,449,445	4,954,599	6,925,582	7,208,440	6,282,466
Less: Cost of marine petroleum products sold	2,272,947	4,736,066	6,668,622	6,939,636	6,025,742
Gross spread on marine petroleum products	176,498	218,533	256,960	268,804	256,724
Less: Gross spread on lubricants	2,755	2,221	1,965	3,077	3,914
Gross spread on marine fuel	173,743	216,312	254,995	265,727	252,810

Sales volume of marine fuel (metric tons)	6,192,755	10,308,210	10,646,271	10,620,864	9,941,061

Gross spread per metric ton of marine fuel sold (U.S. dollars)	28.1	21.0	24.0	25.0	25.4

The following table reconciles our gross spread on marine petroleum products sold to the most directly comparable U.S. GAAP measure, gross profit, for all periods presented:

	For the Year Ended December 31,
	2009	2010	2011	2012	2013

	(in thousands of U.S. dollars, unless otherwise stated)
Gross spread on marine petroleum products	176,498	218,533	256,960	268,804	256,724
Add: Voyage revenues	9,044	7,261	22,775	22,726	25,049
Add: Other revenues	12,471	9,775	17,108	27,794	27,214
Less: Cost of voyage revenues	7,560	6,597	19,251	15,136	16,202
Less: Cost of other revenues	983	1,690	1,294	1,539	6,793
Gross profit	189,470	227,282	276,298	302,649	285,992

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

	For the Year Ended December 31,
	2009	2010	2011	2012	2013
	(in thousands of U.S. dollars, unless otherwise stated)
Net income attributable to AMPNI shareholders	48,525	18,733	10,228	20,077	27,063

Add: Net financing cost	10,209	17,320	27,807	31,069	27,998
Add: Income taxes	153	2,161	5,428	4,122	(978)
Add: Depreciation and amortization	21,678	27,898	30,328	31,180	29,148

EBITDA	80,565	66,112	73,791	86,448	83,231

•
Number of markets served.  The number of markets served includes our operations at our service centers in the United Arab Emirates, Gibraltar, Jamaica, Singapore, Northern Europe (Belgium and Netherlands), West Africa (Ghana), Vancouver (Canada), Portland (United Kingdom), Trinidad and Tobago (Southern Caribbean), Tangiers (Morocco), Las Palmas and Tenerife (Canary Islands), Cape Verde, Panama, Greece, Hong Kong and Spain, where we conduct operations through our related company, Aegean Oil, as well as our trading operations in Montreal and Mexico and our U.S. East Coast bunkering business. The number of markets served is an indicator of the geographical distribution of our operations and affects both the amount of revenues and expenses that we record during a given period. We commenced physical supply operations in Singapore on June 2, 2006, Northern Europe on October 9, 2007, Ghana on January 15, 2008, Portland, United Kingdom on April 1, 2008, Canada and Mexico on July 1, 2008, Southern Caribbean (Trinidad and Tobago) on April 1, 2009, Tangiers, Morocco on August 25, 2009, the ARA region on April 1, 2010, Las Palmas on July 1, 2010, Cape Verde on March 13, 2011, Tenerife on June 4, 2011, Panama on August 1, 2011, Hong-Kong on September 13, 2012, Barcelona in April 2013, Algeciras, Spain in August 2013, and the U.S. East Coast in December, 2013.

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

The following table reflects our sales volume of marine fuel, gross spread on marine petroleum products, gross spread per metric ton of marine fuel sold, number of service centers and average number of operating bunkering vessels for the periods indicated:

	Year Ended December 31,
	2011	2012	2013
	(in thousands of U.S. dollars, unless otherwise stated)

Sales volume of marine fuel (metric tons)	10,646,271	10,620,864	9,941,061
Gross spread on marine petroleum products	256,960	268,804	256,724
Gross spread per metric ton of marine fuel sold (U.S. dollars)	24.0	25.0	25.4
Number of markets served, end of period	19.0	20.0	27.0
Average number of owned and operated bunkering vessels	56.3	57.9	53.8

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

We sell and deliver marine petroleum products to a broad and diversified customer base, including international commercial shipping companies, governments and marine fuel traders and brokers. For the years ended December 31, 2011, 2012 and 2013, none of our customers accounted for more than 10% of our total revenues.

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

We purchase and take delivery of marine petroleum products from various suppliers under long-term volume contracts or on the spot market. Long-term supply contracts from third-parties allow us to minimize our exposure to supply shortages. In general, at each of our service centers except for Gibraltar, Morocco, the UAE, the Canary Islands, Barcelona and the U.S. East Coast we purchase from local supply sources.

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

	Year Ended December 31,
	2011	2012	2013
	(in thousands of U.S. dollars)
Third-party suppliers	6,263,634	6,481,520	5,602,389
Related company suppliers	404,988	458,116	423,353
Total	6,668,622	6,939,636	6,025,742

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

Voyage Revenues

Our voyage revenues, included in our total revenues, are significantly derived from the employment of our vessels, the Aegean III, the Aegean VIII, and the Aegean Tiffany, Aegean Breeze under a contract with an unaffiliated third-party for the distribution of refined marine petroleum products in Greek ports. During the years ended December 31, 2011, 2012 and 2013 we recognized $5.1, $4.1 and $3.3 million, respectively, of revenue under this contract.

Two of our vessels, the Amorgos and the Karpathos, are employed under contracts with Aegean V, a company owned and controlled by relatives of Mr. Dimitris Melisanidis. During the years ended December 31, 2011, 2012 and 2013 we recorded revenue of $7.0, $8.1 and $8.8 million, respectively, under these contracts.

Our voyage revenues are also derived from the employment of our vessels under time charter agreements and the employment of our bunkering tankers under contracts with unaffiliated third parties.  During the years ended December 31, 2011, 2012 and 2013 we recorded revenues of $10.7, $10.5 and $12.9 million, respectively, under these contracts.

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

We employ salaried employees at our offices in Greece, New York and Belgium, where most of our sales and marketing, operations and technical departments are located, and at each of our service centers. We maintain a minimal number of salaried employees at our service centers, where we typically employ a local operations manager and staff to support the logistical aspects of our operations.

The cost of our vessels depreciates on a straight-line basis over the expected useful life of each vessel.  We follow the deferral method of accounting for drydocking costs under which actual costs incurred are deferred and amortized on a straight-line basis over the period through the date the next drydocking is scheduled.

Our selling and distribution costs have been growing over the past several years mainly due to the expansion of our business into new service centers and the enlargement of our fleet. However, during the last reported year we have managed to reduce our selling and distribution costs by selling our older or single hull vessels, which we assessed to be non-essential for our business. We expect that the amount we sell and distribute in the upcoming year will be stable, since our further expansion into new markets and acquisitions will be offset by possible disposals of our older vessels, depending on market conditions.

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

Interest and Finance Costs

We have historically incurred interest expense and financing costs in connection with long-term debt to partially finance the acquisitions of our vessels and other non-current assets and in connection with short-term bank borrowings obtained for working capital purposes and business acquisitions. We capitalize interest incurred during the construction periods for financing our investments in bunkering vessels and storage facilities We have incurred and expect to continue incurring interest expense and financing costs under our existing credit facilities used to finance the construction of our newbuilding bunkering tankers and our other senior secured credit facilities. We expect that interest and finance costs will increase further due to increased drawdowns under our credit facilities to finance our operations and capital expenditures.

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

Our corporate income tax exposure is in taxable jurisdictions, such as Gibraltar, Jamaica, Singapore, Belgium, the United Kingdom, the United States and Canada.

Our business is affected by taxes imposed on the purchase and sale of marine petroleum products in various jurisdictions in which we operate from time to time. These taxes include income, sales, excise, goods and services taxes, value-added taxes and other taxes. Other than in Canada and Belgium, we do not pay a material amount of tax in any jurisdiction in which we operate.  For the years ended December 31, 2011, 2012 our income tax amounted to $5.4 million, $4.1 million, respectively, while for the year ended December 31, 2013, we recorded a tax benefit of 1.0 million.  The income tax amounts are mainly attributable to our Canadian and Belgian operations.

Results of Operations

Year ended December 31, 2013 compared to the year ended December 31, 2012

Sales of Marine Petroleum Products.  Sales of marine petroleum products decreased by $925.9 million, or 12.8%, to $6,282.5 million for the year ended December 31, 2013, compared to $7,208.4 million for the year ended December 31, 2012. Of the total decrease in sales of marine petroleum products, $493.0 million was attributable to a 6.9% decrease in the average price of marine fuel (using average prices for the year ended December 31, 2013), $7.0 million was attributable to a decrease in sales of lubricants, while the sales of marine fuel decreased by $425.9 million due to lower volume delivered. Sales volume of marine fuel decreased by 679,803 metric tons, or 6.4%, to 9,941,061 metric tons for the year ended December 31, 2013, compared to 10,620,864 metric tons for the year ended December 31, 2012, due to reduced volume of sales of marine fuel in the ARA region and West Africa.

Voyage Revenues. Voyage revenues increased by $2.3 million, or 10.13%, to $25.0 million for the year ended December 31, 2013, compared to $22.7 million for the year ended December 31, 2012. Voyage revenues for the years ended December 31, 2013 and 2012 mainly attributable to the employment of three of our bunkering tankers with an unaffiliated third-party for the distribution of refined marine petroleum products in Greek ports and the employment of two of our vessels with a related party. The increase was attributable to our efforts to increase our vessels utilization by chartering out more vessels not currently operating on the sale of marine petroleum products.

Other Revenues.  Other revenues decreased slightly by $0.6 million, or 2.2%, to $27.2 million for the year ended December 31, 2013, compared to $27.8 million for the year ended December 31, 2012. Other revenues for the year ended December 31, 2013 were attributable to the storage revenues recognize at Tanger-Med, Panama and Barcelona and other revenues related to demurrages, brokerage and agency fees.

Revenues from related companies. Revenues from related companies included in the sales of marine petroleum products and voyage revenues for the year ended December 31, 2013 were $22.8 million and $8.9 million, respectively, compared to $42.4 million and $8.8 million, respectively, for the year ended December 31, 2012. Sales of marine petroleum products to related companies decreased mainly due to sales to General Maritime of amount $30.6 million for the year ended December 31, 2012 compared to $6.3 million for the year ended December 31, 2013.

Cost of revenue. The cost of sales of marine petroleum products decreased by $913.9 million, or 13.2%, to $6,025.7 million for the year ended December 31, 2013, compared to $6,939.6 million for the year ended December 31, 2012. The decrease in the cost of marine petroleum products was attributable to the decrease in the average purchase price of the marine petroleum products, and the decrease in the volumes sold.  The cost of purchases from related parties included in the cost of sales of marine petroleum products decreased by $34.7 million, or 7.6%, to $423.4 million for the year ended December 31, 2013, compared to $458.1 million for the year ended December 31, 2012. The cost of voyage and other revenues for the year ended December 31, 2013 increased by $6.3 million, or 37.7%, to $23.0 million for the year ended December 31, 2013, compared to $16.7 million for the year ended December 31, 2012.

Gross Profit and Gross Spread on Marine Petroleum Products. Gross spread on marine petroleum products decreased by $12.1 million, or 4.5%, to $256.7 million for the year ended December 31, 2013, compared to $268.8 million for the year ended December 31, 2012. The decrease in our gross spread on marine petroleum products mainly resulted from our trading activities given a decrease in the average price of marine fuel. The contribution of the gross profit on voyage and other revenues for the year ended December 31, 2013 was $8.8 million and $20.4 million, respectively, compared to $7.6 million and $26.3 million respectively, for the year ended December 31, 2012. Our gross spread per metric ton of marine fuel sold during the year ended December 31, 2013 increased by $0.4, or 1.6%, to $25.4, compared to $25.0 for the year ended December 31, 2012. Gross spreads per metric ton do not generally increase or decrease proportionately with the price of marine fuel. Accordingly, gross spread on marine petroleum products, as a percentage of total revenues, for the year ended December 31, 2013, increased to 4.05%, from 3.7%, for the year ended December 31, 2012. Gross spread on marine petroleum products and gross spread per metric ton of marine fuel sold are non-U.S. GAAP measures and should not be considered as alternatives to operating income, net income or other U.S. GAAP measures and may not be comparable to similarly titled measures of other companies. Please see "—Factors Affecting Our Results of Operations" for a reconciliation of gross spread on marine petroleum products to the most directly comparable U.S.GAAP measure.

Selling and Distribution. Selling and distribution expenses decreased by $8.6 million, or 4.1%, to $201.6 million for the year ended December 31, 2013, compared to $210.2 million for the year ended December 31, 2012. This decrease was mainly due to the lower volume and cost of the marine fuel consumption and the savings from the vessels sold during the years ended December 31 2013 and 2012.

General and Administrative. General and administrative expenses decreased slightly by $0.2 million, or 0.7%, to $29.7 million for the year ended December 31, 2013, compared to $29.9 million for the year ended December 31, 2012. This slight decrease derives from our efforts to restrain our general and administrative expenses despite our expansion during the year ended December 31, 2013.

Interest and Finance Costs.  Interest and finance costs decreased by $3.1 million, or 9.9% to $28.1 million for the year ended December 31, 2013, compared to $31.2 million for the year ended December 31, 2012 mainly due to increased capitalized imputed interest and a decrease in LIBOR rates.

Year ended December 31, 2012 compared to the year ended December 31, 2011

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

Voyage Revenues. Voyage revenues decreased slightly by $0.1 million, or 0.44%, to $22.7 million for the year ended December 31, 2012, compared to $22.8 million for the year ended December 31, 2011. Voyage revenues for the years ended December 31, 2012 and 2011 were mainly attributable to the employment of five of our bunkering tankers with an unaffiliated third-party for the distribution of refined marine petroleum products in Greek ports and the employment of two of our vessels with a related party.

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

Cost of revenue. The cost of sales of marine petroleum products increased by $271.0 million, or 4.1%, to $6,939.6 million for the year ended December 31, 2012, compared to $6,668.6 million for the year ended December 31, 2011. The increase in the cost of marine petroleum products was attributable to the increase in the average purchase price of the marine petroleum products.  The cost of purchases from related parties included in the cost of sales of marine petroleum products increased by $53.1 million, or 13.1%, to $458.1 million for the year ended December 31, 2012, compared to $405.0 million for the year ended December 31, 2011. The cost of voyage and other revenues for the year ended December 31, 2012 decreased by $3.8 million, or 18.5%, to $16.7 million for the year ended December 31, 2012, compared to $20.5 million for the year ended December 31, 2011.

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

We transfer ownership of eligible trade accounts receivable to a third-party purchaser without recourse in exchange of cash. The factoring of trade accounts receivable under the agreement is accounted for as a sale. Proceeds from the transfer reflect the face value of the account less a discount. The receivables sold pursuant to this factoring agreement are excluded from trade accounts receivable on our consolidated balance sheets and are reflected as cash provided by operating activities on our consolidated statements of cash flows. We do not record a servicing asset or liability on our consolidated balance sheets because we estimate that the fee we receive is at fair value. Servicing fees are recorded in the interest and finance costs in the accompanying consolidated statements of income. We continue to service, administer and collect the receivables sold under this program. The third-party purchaser has no recourse to our assets for failure of debtors to pay when due.

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

Vessel Depreciation

We record the value of our vessels at their cost (which includes acquisition costs directly attributable to the vessel, capitalized interest and expenditures made to prepare the vessel for its initial voyage) less accumulated depreciation. We depreciate our vessels on a straight-line basis over their estimated useful lives. Depreciation is based on cost less the estimated residual scrap value.

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

An increase in the estimated useful life of a tanker or in its estimated residual value would have the effect of decreasing the annual depreciation charge and extending it into later periods. A decrease in the estimated useful life of a tanker or in its estimated residual value would have the effect of increasing the annual depreciation charge and may result in an impairment charge. A 20% decrease in the remaining estimated useful lives of our vessels would increase our depreciation charge for the year ended December 31, 2013 by $4.9 million.

Estimates may need to be changed if new regulations place limitations over the ability of a vessel to trade on a worldwide basis. This would cause us to adjust the vessel's useful life to end at the date such regulations become effective.

Our estimates of the useful lives of our vessels and of the residual scrap values of our vessels have not changed in the past periods.

Impairment of Long-lived Assets

We evaluate the carrying amounts of our long-lived assets to determine if events have occurred which would require modification to their carrying values. In evaluating useful lives and carrying values of long-lived assets, we review certain indicators of potential impairment, such as vessel sale and purchase prices in the marketplace, business plans and overall market conditions. If an indicator of impairment exists, we determine undiscounted projected net operating cash flow for each vessel or group of vessels and compare it to the relevant carrying value. In developing estimates of future cash flows, we relied upon estimates made by management with regard to our vessels, including future deliveries, operating expenses, and the estimated remaining useful lives of the vessels.  These assumptions are based on historical trends as well as future expectations and are consistent with the plans and forecasts used by management to conduct its business.  The variability of these factors depends on a number of conditions, including uncertainty about future events and general economic conditions; therefore, our accounting estimates might change from period to period. As a consequence, our estimates of undiscounted cash flows involve sensitivity tests on the sales volume, average inflation rate, and gross spread. In the event that undiscounted projected net operating cash flows were less than carrying value, we would estimate the fair value of the related asset and record a charge to operations calculated by comparing the asset's carrying value to the estimated fair value. When performing impairment assessments, management would generally consider vessel valuation reports obtained from third-party valuation specialists.

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

Goodwill and intangible assets

Intangible assets consist of concession agreements, in the United Kingdom, the Canary Islands and Panama, a non-compete covenant in Belgium, an acquired time chartering agreement in the United States and goodwill derived from the Company's acquisitions in Belgium, Canada and United States. In connection with the acquisitions of Portland Bunkers International Limited, Las Palmas Business and Panama, we recorded identifiable intangible assets and concession agreements which convey to an exclusive right to perform bunkering operations in the port of Portland, Las Palmas and Panama over a specified period of time. These assets are being amortized over their useful life. In connection with our acquisition of the U.S. East Coast business, we acquired an agreement for the chartering-in of a barging vessel.  We recorded the estimated fair value of this acquired agreement, which includes a fixed day rate that is below the day rate available as of the acquisition date, and we amortized it over the duration of the contract. Goodwill derived from our acquisitions is not amortized, but reviewed as of December 31 of each year for impairment. We also evaluate goodwill for impairment at any time that events occur or circumstances change indicating a possible impairment. The Company tests for goodwill impairment using the two-step process. The first step is a screen for potential impairment, while the second step measures the amount of impairment. Fair values are derived using discounted cash flow analysis.

We calculated the fair value of the reporting unit using the discounted cash flow method, and determined that the fair value of the reporting unit exceeded its book value, including the goodwill. The discounted cash flows calculation is subject to management judgment related to revenue growth, capacity utilization, the weighted average cost of capital ("WACC") of approximately 7%, and the future price of marine fuel products. Although we believe that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are subjective. We perform sensitivity tests on our sale volume, gross spread, net operating cash flows, average inflation and growth rate. No impairment loss was recorded for any of the periods presented.

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

	Average Number of Vessels		Drydock Costs
Year Ended December 31	Bunkering	Non-bunkering	As Reported	As Incurred
			(in thousands of U.S. dollars)
2011	56.3	9.3	7,112	8,935
2012	57.9	8.7	7,573	6,293
2013	53.8	9.2	7,078	8,929

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

We expect to first pay drydocking costs and incur subsequent amortization expense of these costs approximately 30 months after the delivery of each of our newbuilding vessels under our newbuilding program. This would decrease our average drydocking expenses in periods immediately following the acquisition of a newbuilding vessel since we would have no such costs to amortize in respect of these vessels until they were first drydocked. Under our newbuilding program, we contracted for the construction of 31 double hull newbuilding bunkering tankers, which were delivered to us between 2007 and 2012.

Our estimates of the frequency of required drydocking of our vessels have not changed in the past periods.  We do not expect these estimates to change in the future because we believe they will continue to accurately represent the frequency of drydocking inspections necessary for the maintenance of our vessels.

Recent Developments

On March 28, 2014 and April 1, 2014, we completed the sale and delivered the double hull bunkering tankers Aegean X and Aegean Flower, respectively, which have a dwt of 6,400 and 6,523, respectively, to third-party purchasers. The vessels were sold for a total amount of $3.7 million, resulting in a total loss of approximately $3.2 million.

On March 21, 2014, we entered into a long term loan agreement for $4.5 million to partly finance our acquisition of the New Jersey.  The loan will be repaid in forty quarterly installments and bears interest at a rate of LIBOR plus a margin of 2.80%.

On March 25, 2014, we took delivery of the New Jersey, a 4,100 dwt in-land waterway double hull bunkering tanker built in 2006.  We plan to deploy this vessel in the A.R.A. region. We purchased this vessel from a third-party seller for $7.6 million (or €5,500,000) and  partly financed the purchase price using a portion of the proceeds we received from our $4.5 million Long Term Loan Agreement, which we entered into on March 21, 2014.

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

We have funded our business primarily through: (i) cash generated from operations, (ii) equity capital and bond issuances, (iii) short-term borrowings from banks; and (iv) long-term bank debt. We believe that our working capital resources are sufficient for our present requirements.

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

Borrowings

As of December 31, 2012 and 2013, we had the following outstanding borrowings:

	Date	2012	2013
Credit Facilities		(in millions of U.S. dollars)
2014 Uncommitted Working Capital Facility	December 17, 2013	-	99.3
2013 Secured Multicurrency Revolving Credit Facility	September 19, 2013	-	-
2013 Fujairah Credit Facility	March 11, 2013	-	73.5
2010 Overdraft Facility	September 1, 2013	47.5	28.5
2010 Revolving Credit Facility	May 10, 2013	58.1	109.8
2010 ANWE Revolving Credit Facility	November 16, 2013	66.0	65.1
2010 Newbuilding Secured Loan Facility	April 1, 2010	6.6	6.4
2010 ANWE Acquisition Loan Facility	April 1, 2010	1.3	0.3
2010 Newbuilding ANWE Loan Facility	April 1, 2010	2.2	2.0
2009 Senior Secured Revolving Credit Facility	November 21, 2013	50.0	-
2009 Trade Credit Facility	August 9, 2013	92.1	135.8
2008 Renewed Senior Secured Credit Facility	May 30, 2013	118.3	-
2008 Overdraft Facility	June 26, 2013	8.0	8.0
2008 Secured Term Loan	June 29, 2012	6.3	4.0
2008 Newbuilding Secured Term Loan	April 24, 2008	30.7	27.5
2007 Newbuilding Secured Term Loan	July 5, 2007	34.0	29.7
First 2006 Newbuiding Secured Term Loan	February 10, 2006	19.8	17.0
2006 Newbuilding Secured Syndicated Term Loan	October 30, 2006	52.8	49.4
Second 2006 Newbuilding Secured Term Loan	October 27, 2006	13.6	12.4
Third 2006 Newbuilding Secured Term Loan	October 25, 2006	21.0	19.0
2005 Newbuilding Secured Syndicated Term Loan	August 30, 2005	25.0	22.5

Convertible Bond
2013 Senior Convertible Notes	October 23, 2013	-	73.1
Total		653.3	783.3

For the Credit Facilities, the above dates show the later of the date of the facility, the date of the most recent renewal or the date the loan was assumed by the Company.  The following is a summary of terms of our borrowings:

Credit Facilities

2014 Long Term Loan Agreement

On March 21, 2014, we entered into a long term loan agreement for $4.5 million to partly finance our acquisition of the New Jersey.  The  loan will be repaid in forty quarterly installments and bears interest at a rate of LIBOR plus a margin of 2.80%.

2014 Uncommitted Working Capital Facility.  On December 17, 2013, Aegean Bunkering U.S.A., our wholly-owned subsidiary which assumed the U.S. East Coast bunkering business of Hess Corporation in our recent acquisition, entered into a $150.0 million uncommitted facility.  Loans drawn from this facility will be payable within 90 days, bear interest at a rate of LIBOR plus 2.9%, and are available to be drawn down through June 17, 2013.  We used a portion of the proceeds of this facility to fund the purchase of inventories pursuant to the acquisition from Hess Corporation.  As of December 31, 2013, we had an outstanding balance under this facility of $99.3 million.

2013 Secured Multicurrency Revolving Credit Facility.  On September 19, 2013, Aegean Marine Petroleum S.A., Aegean Petroleum International Inc. and Aegean NWE N.V., our wholly-owned subsidiaries, entered into a $1 billion Secured Multicurrency Revolving Credit Facility with a syndicate of commercial lenders, which we and these subsidiaries have guaranteed. The facility is comprised of three tranches, consisting of Tranche A of $155 million for a one year tenor, Tranche B of $115.0 million for two year tenor and Tranche C of $730 million for an uncommitted tenor. Outstanding amounts under Tranche A and Tranche B bear interest at LIBOR, plus a margin of 2.5% and 2.9%, respectively, and outstanding amounts under Tranche C bear interest at a rate determined by the relevant lender that represents its cost of funds, plus a margin of 2.4%. The facility imposes certain operating and financial restrictions on us, which restrict our ability to incur debt, change our legal and beneficial ownership, merge or consolidate, acquire or incorporate companies and change our business activities. In addition, the facility contains financial covenants which require us to maintain (i) minimum consolidated net working capital of not less than $35.0 million, which will increase to $125.0 million following the first utilization date, (ii) consolidated net tangible net worth of $410.0 million, (iii) a current ratio of at least 1.04 to-1 which will increase to 1.15-to-1 following the quarter of the first utilization date and (iv) an interest cover ratio of at least 1.9-to-1. We used a portion of the proceeds of this facility to repay certain of our existing working capital facilities. As of December 31, 2013, we had no outstanding balance under this facility.

2013 Fujairah Credit Facility.  On March 11, 2013, our subsidiary, Aegean Oil Terminal Corporation, as borrower, entered into a credit facility, which we refer to as our 2013 Fujairah Credit Facility, for an aggregate amount of $73.5 million with an international commercial bank to finance the construction of our new oil terminal in Fujairah.  The loan is repayable in quarterly installments beginning March 31, 2014 and bore interest at LIBOR plus a margin of 5.25%. As of December 31, 2013, we had an outstanding balance under this facility of $73.5 million.

2010 Overdraft Facility. On September 1, 2011, our subsidiary, Aegean NWE, renewed the2010 annually renewable overdraft facility for up to $70.0 million and €500,000. Drawdowns on the facility are limited to a maximum of 90% of the accounts receivable that are accepted by the banks and are credit insured. The facility bears interest at LIBOR plus 2.50% for drawdowns and 2.00% for overdrafts. As of December 31, 2012 and December 31, 2013, we had an outstanding balance under this facility of $47.5 million and $28.5 million, respectively.  As of January, 2014, this facility was repaid in full using a portion of the proceeds we received from our 2013 Secured Multicurrency Revolving Credit Facility.

2010 Revolving Credit Facility. On June 7, 2010, our subsidiary, AMP, entered into an uncommitted credit facility with an international commercial lender for an amount up to $100.0 million and a term of one year. On June 21, 2011, we renewed this facility for an additional one-year term and increased the available amount to up to $200.0 million, and on May 10, 2012 and 2013 we renewed this facility again for an additional one-year term and until the drawdown of our 2013 Secured Multicurrency Revolving Credit Facility. The renewed facility bears interest at LIBOR plus 2.4%. On February 15, 2013, we obtained a waiver from our lender for the compliance with certain of the financial requirements under this facility. As of December 31, 2012 and December 31, 2013, we had an outstanding balance under this facility of $58.1 million and $109.8 million, respectively.  As of January, 2014, this facility was repaid in full using a portion of the proceeds we received from our 2013 Secured Multicurrency Revolving Credit Facility.

2010 ANWE Revolving Credit Facility. On April 1, 2010, in connection with the acquisition of ANWE, we assumed an overdraft facility with a Belgian bank in amount of up to $45.0 million. This facility was renewed in October 2010 to $55.0 million, in April 2011 to $70.0 million and in November 2012 to $80.0 million. Drawdowns under this facility are limited to a maximum of 90% of the accounts receivable accepted by the banks and credit-insured. On April 8, 2013, we obtained a waiver from our lender for the compliance with a certain financial requirement under this facility. The facility bears interest at LIBOR plus 2.00% on drawdowns and 2.5% on overdrafts. As of December 31, 2012 and December 31, 2013, we had an outstanding balance under this facility of $66.0 million and $65.1 million, respectively. As of January, 2014, this facility was repaid in full using a portion of the proceeds we received from our 2013 Secured Multicurrency Revolving Credit Facility.

2010 Newbuilding Secured Loan Facility. On April 1, 2010, we assumed a loan agreement with an international bank that was entered into on October 6, 2009 by ANWE and a third-party in an amount of €5.7 million to finance the new building Montana.  The facility bears interest at EURIBOR plus 1.26% and is repayable in quarterly installments of approximately €0.1 million. As of December 31, 2012 and December 31, 2013, the outstanding balance under this facility was $6.6 million and $6.4 million (or €4.8 million and € 4.6 million), respectively.

2010 ANWE Acquisition Loan Facility. On April 1, 2010, in connection with our acquisition of ANWE, we assumed a loan agreement with a Belgian Bank in an aggregate amount of €4.0 million. This facility bears interest at EURIBOR plus 2.5%. As of December 31, 2012 and December 31, 2013, the outstanding balance under this facility was $1.3 million and $0.3 million (or €0.9 million and €0.2 million), respectively.

2010 Newbuilding ANWE Loan Facility. On April 1, 2010, in connection with our acquisition of ANWE, we assumed a loan agreement with a Belgian bank in an aggregate amount of €3.7 million to finance the construction of our double hull bunkering vessel, the Texas. This facility bears interest at a rate of 4.36%. This facility is renewable every five years and was last renewed on April 1, 2009. As of December 31, 2012 and December 31, 2013, the outstanding balance under this facility was $2.2 million and $2.0 million (or €1.6 million and €1.4 million), respectively.

2009 Senior Secured Revolving Credit Facility. On September 17, 2009, we entered into an annually renewable senior secured revolving credit facility with a bank for an amount of $50.0 million. Since June 29, 2012, we have extended this facility to November 30, 2013.  This facility bore interest at 4.0%. This facility has matured, and as of December 31, 2012 and December 31, 2013, we had $50.0 million and no outstanding balance under this facility, respectively.

2009 Trade Credit Facility. On November 19, 2009, our subsidiary, AMP, entered into an uncommitted trade credit facility, which we refer to as the 2009 Trade Credit Facility with an international commercial lender, for up to $100.0 million, with a sub-limit in an amount of $20.0 million, for short-term transit and storage financing. On May 23, 2011, and further on July 1, 2012, we renewed this facility to increase the amount to $220.0 million, and on August 9, 2013, we renewed the facility to change the amount to $200.0 million with a sub-limit of up to $100.0 million. This facility bears interest at LIBOR plus 2.50%. This facility is secured by, among other things, our assigned receivables and fuel oil and gas oil stored or to be stored in a storage facility acceptable to the lender and pledged in its favor. The maximum credit terms given to any individual counterparty may be 45 days from the date of the delivery of the products; the inventories may only be financed up to 30 days from the date such inventories are delivered to the storage facility; and the product to be stored and in transit may be financed up to 10 calendar days from the date of the bill of lading.  As of January, 2014, this facility was repaid in full using a portion of the proceeds we received from our 2013 Secured Multicurrency Revolving Credit Facility.

On February 19, 2013, we obtained a waiver from our lender for the compliance with one of our financial requirements under this facility. As of December 31, 2012 and December 31, 2013, we had $92.1 million and $135.8 million outstanding under this facility, respectively.

2008 Renewed Senior Secured Credit Facility.  On September 30, 2008, as thereafter renewed, amended and supplemented, our subsidiary, AMP, entered into a secured syndicated revolving credit facility with a bank for an uncommitted amount of up to $100.0 million, with a credit limit of up to $210.0 million, consisting of a committed amount of $125.0 million and an uncommitted amount of up to $85.0 million. This facility bore interest at LIBOR plus 3.00% and matured on November 30, 2013. As of December 31, 2012 and December 31, 2013, we had $118.3 million and no outstanding balance under this facility, respectively.

2008 Overdraft Facility.  On March 11, 2008, we entered into a one year, annually-renewable revolving overdraft facility with a bank in an amount of $20.0 million. On March 30, 2011, we amended this facility to reduce the amount to $10.0 million.  On June 29, 2012 we amended this facility to reduce the amount to $8.0 million through April 30, 2013, which we extended until April 30, 2014 with a supplemental agreement dated July 26, 2013. This facility bears interest at LIBOR plus 6.0%. As of December 31, 2012 and December 31, 2013, we had $8.0 million outstanding under this facility.

2008 Secured Term Loan. On July 8, 2008, we entered into a collaterized  term loan facility with a bank for an amount of $15.0 million, which was amended on June 29, 2012. On July 26, 2013, the facility was renewed to extend the repayments. This facility bears interest at LIBOR plus 5.25%. As of December 31, 2012 and December 31, 2013, we had $6.3 million and $4.0 million outstanding under this facility, respectively.

2008 Newbuilding Secured Term Loan.  On April 24, 2008, four of our vessel-owning subsidiaries, Kassos Navigation S.A., Tilos Navigation S.A., Halki Navigation S.A. and Symi Navigation S.A., as co-borrowers, jointly and severally, entered into a syndicated collaterized term loan with an international bank for an amount of $38.8 million to partially finance the construction costs of the vessels Kassos, Tilos, Halki and Symi. This loan bears interest at LIBOR plus 1.40%. As of March 31, 2013, we were not in compliance with the current ratio covenant contained in this credit facility, and on April 16, 2013, we obtained a waiver from our lender from compliance with this financial covenant. As of December 31, 2012 and December 31, 2013, we had $30.7 million and $27.5 million outstanding under this facility, respectively.

2007 Newbuilding Secured Term Loan.  On July 5, 2007, as thereafter amended and supplemented, five of our vessel-owning subsidiaries, Andros Marine Inc., Dilos Marine Inc., Ios Marine Inc., Aegean VII Shipping Ltd. and Anafi Shipping (Pte.) Ltd., as co-borrowers, jointly and severally, entered into a collaterized term loan for an aggregate amount of $37.6 million with an international commercial bank to partially finance the construction of five bunkering tankers, Andros, Dilos, Ios, Anafi and Sikinos, respectively. On September 12, 2008, we amended this facility and increased the loan amount to $43.2 million.  This loan bears interest at LIBOR plus 1.0%. As of December 31, 2012 and December 31, 2013, the outstanding balance under this facility was $34.0 million and $29.7 million, respectively.

First 2006 Newbuiding Secured Term Loan. On February 10, 2006, five of our vessel-owning subsidiaries, Milos Maritime Inc., Amorgos Maritime Inc., Kimolos Maritime Inc., Mykonos Maritime Inc. and Syros Maritime Inc., as co-borrowers, jointly and severally entered into a collaterized term loan with an international commercial bank for an aggregate amount of $33.4 million to partially finance the construction costs of five double hull tankers, Milos, Amorgos, Kimolos, Mykonos and Syros, respectively. This loan bears interest at LIBOR plus 1.15% plus additional compliance costs. This loan is collateralized by a first priority mortgage over each of the vessels. On December 19, 2006, this facility was refinanced by a term loan (with identical terms and conditions) with the same bank.  As of December 31, 2012 and December 31, 2013, we had $19.8 million and $17.0 million outstanding under this facility, respectively.

2006 Newbuilding Secured Syndicated Term Loan.  On October 30, 2006, seven of our vessel-owning subsidiaries, Kerkyra Marine S.A., Ithaki Marine S.A., Kephallonia Marine S.A., Paxoi Marine S.A., Zakynthos Marine S.A., Lefkas Marine S.A. and Kythira Marine S.A., as co-borrowers, jointly and severally entered into a syndicated secured term loan for an aggregate amount of $64.8 million with an international commercial bank to partially finance the construction of seven double hull oil tankers, the Kerkyra, Ithaki, Kefalonia, Paxoi, Zakynthos, Lefkas and Kythira, respectively. This loan bears interest at LIBOR plus 1.30%. As of March 31, 2013, we were not in compliance with the current ratio covenant contained in this credit facility, and on April 16, 2013, we obtained a waiver from our lender from compliance with this financial covenant. As of December 31, 2012 and December 31, 2013, the balance of this facility was $52.8 million and $49.4 million, respectively.

Second 2006 Newbuilding Secured Term Loan.  On October 27, 2006, two of our vessel-owning subsidiaries, Tasman Seaways Inc. and Santon Limited, as co-borrowers, jointly and severally, entered into a loan agreement with an international commercial bank for a term loan facility in an aggregate amount of $17.6 million to partially finance the construction costs of two double hull tankers, Kalymnos and Leros, respectively. The facility bears interest at LIBOR plus 1.15% on 70% of the principal amount and at LIBOR plus 1.25% on 30% of the principal amount.  As of December 31, 2012 and December 31, 2013, the outstanding balance under this facility was $13.6 million and $12.4 million, respectively.

Third Newbuilding 2006 Secured Term Loan. On October 25, 2006, three of our vessel-owning subsidiaries, Eton Marine Ltd., Benmore Services S.A. and Ingram Enterprises Co., as co-borrowers, jointly and severally entered into a syndicated secured term loan for an aggregate amount of $26.3 million to partially finance the construction costs of three double hull tankers, the Patmos, Nisyros and Karpathos, respectively. This facility bears interest at LIBOR plus 1.30%. As of December 31, 2012 and December 31, 2013, the outstanding balance under this facility was $21.0 million and $19.0 million, respectively.

2005 Newbuilding Secured Syndicated Term Loan. On August 30, 2005, as amended, five of our vessel-owning subsidiaries, Kithnos Maritime Inc., Naxos Maritime Inc., Paros Maritime Inc., Santorini Maritime Inc. and Serifos Maritime Inc., as co-borrowers, jointly and severally, entered into a syndicated secured credit facility for an aggregate amount of $35.5 million with an international commercial bank to finance the construction of five bunkering tankers Kithnos, Naxos, Paros, Santorini and Serifos, respectively. The loan bears interest at LIBOR plus 1.55%. As of December 31, 2012 and December 31, 2013, the outstanding balance under this facility was $25.0 million and $22.5 million, respectively.

Convertible Bond

2013 Senior Convertible Notes. On October 23, we issued $75.0 million aggregate principal amount of 4% Convertible Unsecured Senior Notes ("Notes"), which are due November 1, 2018. The full over allotment option granted was exercised and an additional $11.3 million Notes were purchased by the underwriters. Accordingly, $86.3 million in aggregate principal amount of Notes was sold, resulting in aggregate net proceeds of approximately $83.4 million after the underwriters commissions. We have bifurcated, at the issuance date, the $86.3 million principal amount of the Notes into liability and equity components of $72.7 million and $13.6 million, respectively, by first determining the carrying amount of the liability component of the Notes by measuring the fair value of a similar liability that does not have an associated equity component. The equity component was calculated by deducting the fair value of the liability component from the total proceeds received at issuance. As of December 31, 2013, the outstanding liability under the Notes was $73.1 million.

Covenants

The agreements governing our indebtedness generally contain financial covenants, which require us to maintain, among other things:

•	minimum net equity of between $175.0 to $180.0;

•	consolidated net tangible net worth of $410 million

•	minimum market value adjusted net worth or book net worth of between $175.0 million and $410.0 million;

•	minimum solvency ratio on the statutory financial statements of our subsidiary ANWE of 20%;

•	minimum working capital of $50.0 million, which will increase to $125 million following the first utilization date under our 2013 Secured Multicurrency Revolving Credit Facility;

•	minimum interest coverage ratio of at least 1.9-to-one;

•	minimum current ratio of 1.15-to-one;

•	aggregate minimum liquidity of between $25.0 million and $30.0 million and minimum liquidity ratio of more than 0.50-to-one;

•	maximum ratio of total liabilities to total assets of between 0.70-to-one and 0.75-to-one; and

•	minimum consolidated leverage ratio of 0.75-to-one.

Our borrowings also contain restrictions and undertakings, including, among other things:

•	the requirement to maintain the listing of our shares of common stock on the NYSE;

•	restrictions on our payment of dividends and distribution of assets

•	restrictions on our incurrence of debt;

•	the requirement to maintain a minimum value of collateral;

•	restrictions on our ability to merge or consolidate;

•	restrictions on our ability to acquire additional vessels;

•	restrictions on changes in our business activities; and

•	change of control restrictions.

Our secured credit facilities are generally secured by, among other things:

•	first priority mortgage over each of the pledged vessels in favor of each of our lenders;

•	assignments of earnings, insurances and requisition of compensation of each of the mortgaged vessels; and

•	corporate guarantees.

A violation of any of the financial covenants contained in our credit facilities described above may constitute an event of default under our credit facilities, which, unless cured within the grace period set forth under the credit facility, if applicable, or waived or modified by our lenders, provides our lenders with the right to, among other things, require us to post additional collateral, enhance our equity and liquidity, increase our interest payments, pay down our indebtedness to a level where we are in compliance with our loan covenants, sell vessels in our fleet, reclassify our indebtedness as current liabilities and accelerate our indebtedness and foreclose their liens on our vessels and the other assets securing the credit facilities, which would impair our ability to continue to conduct our business.

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

Moreover, in connection with any waivers of or amendments to our credit facilities that we obtain, our lenders may impose additional operating and financial restrictions on us or modify the terms of our existing credit facilities. These restrictions may further restrict our ability to, among other things, pay dividends, make capital expenditures or incur additional indebtedness, including through the issuance of guarantees. In addition, our lenders may require the payment of additional fees, require prepayment of a portion of our indebtedness to them, accelerate the amortization schedule for our indebtedness and increase the interest rates they charge us on our outstanding indebtedness.

As of June 30, 2013 and prior to the reclassification to long-term debt of $115.0 million in accordance with ASC 470-10-45 (—"Short-Term Obligations Expected to Be Refinanced") as a result of entering into our new $1 billion Secured Multicurrency Revolving Credit Facility on September 19, 2013, we were not in compliance with: (i) the current ratio covenant (requiring us to maintain a minimum current ratio of 1.15-to-one while we maintained a current ratio of 1.05-to-one) contained in two of our short-term borrowings, under which a total of $260.6 million was outstanding as of that date; (ii) the working capital covenant (requiring us to maintain minimum working capital of $75.0 million while we maintained working capital of $36.1 million) contained in one of our short-term borrowings, under which a total of $113.5 million was outstanding as of that date; and (iii) the working capital covenant (requiring us to maintain minimum working capital of $50.0 million while we maintained working capital of $36.1 million) contained in one of our short-term borrowings, under which a total of $147.1 million was outstanding as of that date. We obtained waivers from our lenders for non-compliance with each of the covenants noted above and these waivers were valid until June 30, 2013. Additionally, throughout 2013 we had waivers that supplemented the current ratio covenant (requiring us to maintain a minimum of 1.15-to-one ratio contained in seven of our credit facilities relating to long-term debt. As a result of entering into our new $1 billion Secured Multicurrency Revolving Credit Facility and the use of proceeds from our offering of Senior Convertible Notes in 2013, we were able to reclassify certain short-term borrowings as long-term resulting in compliance with these covenants as of June 30, 2013. We were in compliance with these covenants as of December 31, 2013.

Liquidity and Uses of Cash

Cash and cash equivalents, as of December 31, 2012 and 2013, amounted $77.2 million and $62.6 million, respectively. The table below illustrates our working capital and working capital excluding cash and debt as of December 31, 2012 and 2013. Working capital is defined as current assets less current liabilities.

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

	As of December 31,
	2012	2013

	(in thousands of U.S. dollars)

Working capital	51,853	244,453
Working capital excluding cash and debt	433,484	541,919

Our working capital, excluding cash (and restricted cash) and debt, increased from $433.5 million as of December 31, 2012 to 541.9$ as of December 31, 2013.  Our working capital position, defined as current assets minus current liabilities, also increased from $51.9 million as of December 31, 2012 to $244.5 million as of December 31, 2013.

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

We also use our cash to fund the acquisition or construction costs of vessels and our land-based storage terminal in Fujairah, as well as to fund the maintenance cost of our vessels. The following table illustrates the cash paid for the acquisition and construction of vessels, the construction of the Fujairah terminal and the cash paid for drydocking of our vessels for the years ended December 31, 2011, 2012 and 2013.

	Year Ended December 31,
	2011	2012	2013
	(in thousands of U.S. dollars)
Payments for vessel acquisitions	453	-	-
Payments for vessel construction	22,751	2,303	1,585
Payments for drydocking	9,920	5,561	8,999
Payments for other fixed assets under construction	29,116	62,366	62,675
Payments for other fixed assets	247	844	5,136

We do not anticipate any payments for vessel constuction in the coming years due to the completion of our newbuilding vessels. Currently, we have no bunkering tankers on order.

Currently, we intend to purchase only secondhand double hull bunkering tankers, which are generally more costly than secondhand single hull bunkering tankers. Payments for drydocking are expected to remain the same during the year 2014, since even though we increased the number of vessels in our fleet the last years we also disposed of some of our older vessels.

Payments for other fixed assets under construction are expected to decrease during the year 2014 in connection with the estimated completion of the construction of our land-based storage facility in Fujairah.  The payments of the contractual amounts are made with the progress of the construction. The contractual obligations arising from signed contracts relating to this project amount to approximately $13.0 million for 2014.

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

Cash Flow

Net Cash Used In/Provided by Operating Activities

Net cash provided by operating activities was $40.6 million for the year ended December 31, 2013, as compared to $123.5 million for 2012. This decrease was directly related to the change in working capital, excluding cash and debt, during 2013 as compared to 2012. Our working capital, excluding cash and debt, increased by $108.4 million in 2013 to a surplus of $541.9 million as of December 31, 2013, but decreased by $64.4 million in 2012 to a surplus of $433.5 million as of December 31, 2012 compared to a surplus of $497.9 million as of December 31, 2011.

Net cash provided by operating activities was $122.3 million for the year ended December 31, 2012, as compared to $44.9 million that were used in operating activities for 2011. This increase was directly related to the decrease of the average price of marine petroleum products in the last 30 days of 2012 and the timing of collections from customers and payment of suppliers. Our working capital excluding cash and debt decreased by $63.2 million, to a surplus of $434.7 million as of December 31, 2012, compared to a surplus of $497.9 million as of December 31, 2011.

Net Cash Used In/Provided by Investing Activities

Net cash used in investing activities was $181.8 million for the year ended December 31, 2013, as compared to $58.2 million for the year ended December 31, 2012. During the period, we paid $127.4 million for our new acquisition in the US East Coast, $62.7 million mainly for the construction of our storage facility in Fujairah. Furthermore, we received net cash consideration of $8.4 million for the sale of our tankers, Aeolos, Tulip, Ellen, Elbe, Steidamm and Vigo.

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

Net Cash Used In/Provided by Financing Activities

Net cash used in financing activities was $126.0 million for the year ended December 31, 2013, as compared to $57.1 million for the year ended December 31, 2012.  This increase was mainly due to additional funds required for our acquisition of a U.S. East Coast bunkering business. Furthermore, during the year ended December 31, 2013, we paid financing costs of $11.1 million, while we declared and paid dividends to non-controlling parties of $2.7 million and of $1.9 million to our shareholders.

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

During the year ended December 31, 2013, our sales volume of marine fuel decreased by 6.4%, as compared to the prior year, which was mainly due to reduced sales of marine fuel in the ARA region and our strategic decision to reduce our presence in the West Africa.

In 2013 we sold six of our vessels: the Aeolos, Tulip, Ellen, Elbe, Steidamm, and Vigo. The sale of our older vessels will drive down our operating expense structure and increase the utilization of our fleet. In 2013, we also commenced operations in Barcelona and Algeciras, Spain, and acquired a U.S. East Coast bunkering business.  We plan to expand our operations in new markets during 2014 and further diversify revenue and enhance flexibility.

In addition to our bunkering operations, we market and distribute marine lubricants under the Alfa Marine Lubricants brand. Starting 2011, we have currently built up an extensive production and distributing network in major and minor worldwide ports for our brand. Within 2014, we will continue expanding our branded supply and we expect our sales volumes to increase, as we are constantly getting bigger market share.

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

E.	Off-balance sheet arrangements.

We do not have any off-balance sheet arrangements.

F.	Tabular disclosure of contractual obligations.

Contractual Obligations and Commercial Commitments

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2013:

	Within One Year	One to Three Years	Three to Five Years	More than Five Years	Total
	(in millions of U.S. dollars)
Long-term debt (excluding interest)	35.0	192.1	155.7	82.1	464.9
Capital lease	0.4	-	-	-	0.4
Capital expenditures	22.0	-	-	-	22.0
Operating lease commitments	28.7	57.1	55.3	166.7	307.8
Interest on long-term bank debt (1)	9.9	17.2	11.5	2.8	41.4
Minimum purchase commitments (2)	243.2	121.6	-	-	364.8
Newbuilding contracts – Bunkering Tankers	2.4	-		-	2.4
Total	341.6	388.0	222.5	251.6	1,203.7

(1)
Our long-term bank debt outstanding as of December 31, 2013 bears variable interest at margin over LIBOR. The calculation of variable rate interest payments is based on an actual weighted average rate of 2.59% for the year ended December 31, 2013, adjusted upward by 10 basis points for each year thereafter.

(2)
In the normal course of business, we have entered into long-term contracts with reputable suppliers, such as government refineries or major oil producers. The contractual commitments set forth in the above table include the minimum purchase requirements in our contract with Aegean Oil. The minimum purchase requirements provided for in our contract with Aegean Oil have been calculated by multiplying the minimum monthly volumes of marine fuel specified in the contract by an indicative market price based on quoted PLATTS prices as of December 31, 2013.

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

Name	Age	Position
Peter C. Georgiopoulos	53	Chairman of the Board, Class B Director
Yiannis N. Papanicolaou	62	Class A Director
Konstantinos D. Koutsomitopoulos	46	Class A Director
John P. Tavlarios	52	Class B Director
Spyridon Fokas	59	General Counsel and Corporate Secretary, Class B Director
George Konomos	75	Class C Director
E. Nikolas Tavlarios	51	President and Principal Executive Officer
Dimitris Melisanidis	63	Head of Corporate Development
Spyros Gianniotis	53	Chief Financial Officer
Apostolos Rizakos	64	Managing Director, Aegean Marine Petroleum S.A.
_______________
The business address of each of our executive officers and directors is 10 Akti Kondili, Piraeus 185 45 Athens, Greece.

Certain biographical information about each of these individuals is set forth below.

Peter C. Georgiopoulos has been the Chairman of our board of directors since December 2006. Since 1997, Mr. Georgiopoulos has served as the Chairman of the board of directors, President and Chief Executive Officer of General Maritime Corporation, a crude oil tanker company. Mr. Georgiopoulos is also Chairman of the board of directors of Genco Shipping & Trading Limited, a public drybulk shipping company whose shares are listed on the New York Stock Exchange, and a member of the board of directors of Atlantis Deepwater Technology Holding AS, a Norwegian offshore drilling technology company. From 1991 to 1997, Mr. Georgiopoulos was the principal of Maritime Equity Management, a vessel-owning and investment company which he founded in 1991. Mr. Georgiopoulos is a member of the American Bureau of Shipping. Mr.  Georgiopoulos holds a master's degree in business administration from the Tuck School of Business at Dartmouth College, and is a member of the Board of Overseers of the Tuck School.

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

John P. Tavlarios has served as a member of our board of directors since December 2006. From December 2008, Mr. Tavlarios has served as a director and President of General Maritime Corporation, a crude oil tanker company . From December 2008, Mr. Tavlarios served as Executive Vice President of General Maritime from its inception in 1997 until January 2000, and President and Chief Operating Officer of General Maritime from May 2001 until December 31, 2002. Following an internal reorganization of General Maritime, which took effect at the close of business on December 31, 2002 through December 2008, Mr. Tavlarios was Chief Executive Officer of its tanker operating subsidiary, General Maritime Management LLC. From 1995 to 1997, Mr. Tavlarios was affiliated with Maritime Equity Management, a vessel-owning and investment company, where he served as Director of Marine Operations. From 1992 to 1995, Mr. Tavlarios was President and founder of Halcyon Trading Company, a consulting firm specializing in international business development with a particular emphasis on the international oil industry. From 1984 to 1992, Mr. Tavlarios was employed by Mobil Oil Corporation, spending most of his tenure in the Marine Operations and the Marketing and Refining divisions. Prior to 1984, Mr. Tavlarios was involved in his family's shipping business, assisting in marine operations. Mr. Tavlarios is a member of the American Bureau of Shipping, the Det Norske Veritas North American Committee, the Skuld board of directors, the Directors Committee and the North American Panel of INTERTANKO, the organization of independent tank owners and on the Board of Trustees of the Seaman's Church Institute. Mr. Tavlarios is also a director of General Maritime Corporation. Mr. Tavlarios holds a master's degree in business administration from St. John's University. Mr. Tavlarios is the brother of Mr. E. Nikolas Tavlarios, the Company's President and Principal Executive Officer.

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

George Konomos has served as a member of our board of directors and as the chairman of our audit committee since November 2008. Mr. Konomos is also a member of our compensation committee.  Currently, Mr. Konomos is a Senior Advisor with Latigo Partners L.P., an alternative asset manager, which he joined in 2005, and serves on the Board of Directors of General Maritime Corporation. From 2000 to 2005, Mr. Konomos was the Co-Portfolio Manager at Mellon-HBV Rediscovered Opportunities Fund.  Mr. Konomos' experience prior to joining Mellon-HBV includes 11 years as an Investment Manager at Baker Nye Investments, service as a senior advisor to the World Bank on privatizations and financial restructurings of state-owned companies and a 14-year career in investment banking at Lehman Brothers and Samuel Montague & Co.  Mr. Konomos is also a director of General Maritime Corporation, a crude oil tanker company. Mr. Konomos holds a bachelor's degree in economics from the University of Arizona, a master's degree in economics from American University and a juris doctor degree from George Washington University Law School.

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

Apostolos Rizakos has been the Managing Director of our subsidiary Aegean Marine Petroleum S.A. since November 2010. Prior to joining our Company, Mr Rizakos served as Group Commercial General Manager of Hellenic Petroleum S.A. (HELPE) from March 2010 to September 2010, where since 1998, he held senior management positions, including General Manager of Oil Supply and Trading from 2003. During this time, Mr. Rizakos served on the board of directors of several affiliates of the Hellenic Petroleum Group of companies, including EKO S.A., Hellenic Fuel S.A., DEPA S.A., and served as the chairman of the board of EKO Bulgaria, DIAXON S.A. HELPE Renewables. From December 2008 through August 2010, Mr Rizakos was a member of the board of directors of the European Petroleum Industry Association (EUROPIA). He also served as Refinery Operations Manager at HELPE's Aspropyrgos Refinery from 1988 to 1998, having previously managed various departments of the Refinery. Mr. Rizakos holds a Diploma degree in Chemical Engineering from the National Technical University of Athens and a Master's degree in Chemical Engineering from the University of Bath, United Kingdom.

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

The aggregate annual compensation paid to our executive officers for the year ended December 31, 2013 was $1.4 million. We also paid $0.3 million to our non-executive directors during the year ended December 31, 2013. Furthermore, our executive officers and directors received an aggregate of 265,000 nonvested shares pursuant to our equity incentive plan during the year ended December 31, 2013. In addition, each director is reimbursed for out-of-pocket expenses incurred attending any meeting of the board of directors or any committee of the board of directors. We do not maintain a medical, dental or retirement plan for our directors. Officers who also serve as directors do not receive additional compensation for their services as directors.

C.	Board Practices

Our board of directors is comprised of the seven directors named above. Our board of directors is divided into three classes, Class A, Class B and Class C, as nearly equal in number as possible, with each director serving a three-year term and one class being elected at each year's annual meeting of shareholders. The term of our Class B directors expires in 2014, the term of our Class C directors expires in 2015 and the term of our Class A directors expires in 2016.

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

D.	Employees

The following table reflects the number of our crews and salaried employees for the periods indicated.

	Year Ended December 31,
	2011	2012	2013

Shipboard personnel	873	845	732
Shoreside personnel	364	368	289
Total	1,237	1,213	1,021

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

Our full-time Greek shoreside employees are covered by state-sponsored pension funds for which we are required to contribute a portion of the monthly salary of these employees. Upon retirement of these employees, the state-sponsored pension funds are responsible for paying the employee's retirement benefits and we have no obligation to pay these benefits. However, under Greek labor legislation, we are required to pay a lump sum as a retirement benefit, based on the salary and the years of employment, for certain of our Greek employees. Our crew members are employed under short-term contracts and we are not liable for any of their pension or post-retirement benefits.

E.	Share ownership

The common shares beneficially owned by our directors and senior managers are disclosed in "Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders" below.

Equity Incentive Plan

We have adopted an equity incentive plan, which we refer to as the Plan, under which our officers, key employees and directors may be eligible to receive options to acquire shares of common stock. We have reserved a total of 4,053,500 shares of common stock for issuance under the Plan. The compensation committee of our board of directors administers the Plan. Under the terms of the Plan, the compensation committee of may grant new options exercisable at a price per common share to be determined by our board of directors but in no event less than fair market value as of the date of grant. The Plan also permits our compensation committee to award restricted stock, restricted stock units, non-qualified stock options, stock appreciation rights, dividend equivalent rights, unrestricted stock, and performance shares. The Plan expires in December 2016, or ten years from the completion of our initial public offering.  As of December 31, 2013, we granted an aggregate of 2,230,182 restricted shares pursuant to the Plan to certain of our employees, executive officers and directors.

ITEM 7.   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

A.	Major shareholders.

The following table presents certain information regarding (1) the beneficial owner of more than 5% of the shares of common stock and (2) the total amount of common stock beneficially owned by all of our directors and executive officers, other than Messrs. Melisanidis, Georgiopoulos and John Tavlarios, as a group in each case as of April 24, 2014.

	Number	Percentage
Dimitris Melisanidis (1)	10,753,031	22.3%
Peter C. Georgiopoulos	5,195,250	10.8%
John P. Tavlarios (2)	850,000	1.8%
Rima Senvest Management, LLC (3)	4,387,578	9.1%
12 West Capital Management LP(4)	2,571,593	5.3%
Other directors and executive officers as a group	1,089,649	2.3%
_________________
*	Less than 1%
(1)	Mr. Melisanidis beneficially owns 665,000 shares in his individual capacity and 10,088,031 shares through Leveret International Inc., a Liberian corporation controlled by Mr. Melisanidis.
(2)	Includes shares owned by a trust for the benefit of members of Mr. Tavlarios's family.
(3)
The beneficial ownership is based on the latest available filing made with the SEC on Schedule 13G on February 13, 2014, which reported shared voting and dispositive power over the shares with Richard Mashaal. The business addresses of Rima Senvest Management, LLC, Senvest Master Fund, L.P. and Richard Mashaal, as reported on the Schedule 13G filed with the SEC on February 13, 2014, is 110 East 55th Street, Suite 1600, New York, New York 10022, c/o Goldman Sachs (Cayman) Trust, Gardenia Court, Suite 3307, 45 Market Street, Camana Bay, P.O. Box 896, Grand Cayman KY1-1103, Cayman Islands, and c/o Rima Senvest Management, LLC, 110 East 55th Street, Suite 1600, New York, New York 10022, respectively.

(4)
The beneficial ownership is based on the latest available filing made with the SEC on Schedule 13G on February 14, 2014, which reported shared voting and dispositive power over the shares by 12 West Capital Management LP. The business addresses of 12 West Capital Management LP as reported on the Schedule 13G filed with the SEC on February 14, 2013, is 90 Park Avenue, 41st Floor, New York, New York 10016.

Our principal shareholders will have the same voting rights as other holders of our shares of common stock.

As of April 22, 2014, we had 90 shareholders of record, 14 of which were located in the United States and held an aggregate of 45,876,604 shares of our common stock, representing 95% of our outstanding shares of common stock. However, one of the U.S. shareholders of record is Cede & Co., a nominee of The Depository Trust Company, which held 34,825,523 shares of our common stock, as of April 22, 2014. Accordingly, we believe that the shares held by Cede & Co. include shares of common stock beneficially owned by both holders in the United States and non-U.S. beneficial owners. We are not aware of any arrangements the operation of which may at a subsequent date result in our change of control.

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

During the years ended December 31, 2011, 2012 and 2013 we purchased marine petroleum products from Aegean Oil in the amount of $405.0 million, $455.5 and $414.7 million respectively.

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

Storage Facility. As of April 5, 2010, Aegean Oil and our subsidiary, Aegean Gas, owner of the vessel Mediterranean, signed an agreement so that Aegean Oil could use the Mediterranean as a storage facility upon a rate of €35,000 per month. For the years ended December 31, 2012 and 2013, our revenue under this contract was $0.5 million and $0 million, respectively.

Aegean Shipping Management S.A.

We conduct transactions with Aegean Shipping Management and certain vessel-owning companies, or collectively Aegean Shipping, which are related companies owned and controlled by members of Mr. Melisanidis' family. Mr. Melisanidis may also be deemed a control person of Aegean Shipping for U.S. securities law purposes, but Mr. Melisanidis disclaims such control. Aegean Shipping is the owner and operator of an international shipping of fleet tankers which are chartered out in the international spot markets. Aegean Shipping is managed by a full-time executive team and has no common management with us. Aegean Shipping purchases marine fuel and lubricants from us. Our sales of marine petroleum products to Aegean Shipping for the years ended December 31, 2011, 2012 and 2013 amounted to $8.6 million, $7.1 million and $7.8 million, respectively. We also incurred hire charges related to cargo transportation from Aegean Shipping for the years ended December 31, 2011, 2012 and 2013 in the of amounts of $1.4, $3.3 and $2.0 million.

Leveret International Inc. and AMPNInvest LLC

Registration Rights Agreement.  On December 13, 2006, we entered into a registration rights agreement with Leveret and AMPNInvest, our then-existing shareholders, pursuant to which we granted Leveret and AMPNInvest, and certain of its transferees, the right, under certain circumstances and subject to certain restrictions, including restrictions included in the lock-up agreements, to require us an aggregate of three times to register under the Securities Act shares of our common stock held by Leveret and Messrs. Georgiopoulos and John Tavlarios, AMPNInvest's successors-in-interest. Under the registration rights agreement, Leveret and Messrs. Georgiopoulos and John Tavlarios have the right to request us an aggregate of three times to register the sale of shares held by each of them on their behalf and may require us to make available shelf registration statements permitting sales of shares into the market from time to time over an extended period. In addition, Leveret and Messrs. Georgiopoulos and Tavlarios have the ability to exercise certain piggyback registration rights. All expenses relating to registration will be borne by the Company. Currently, Leveret owns 10,088,031 common shares and Messrs. Georgiopoulos and John Tavlarios own respectively 5,195,250 and 850,000 common shares entitled to these registration rights.

Aegean V

Bunkering Agreement. During the year ended December 31, 2013, we employed two of our vessels, the Amorgos and the Karpathos, under agreements with Aegean V, which is owned and controlled by relatives of Mr. Dimitris Melisanidis. Mr. Melisanidis may also be deemed a control person of Aegean V for U.S. securities law purposes, but Mr. Melisanidis disclaims such control. Under these agreements, we earn revenue based on the distance our vessels travel and the volumes they transport. For the years ended December 31, 2011, 2012, and 2013 our aggregate revenue under these contracts was $7.0 million, $8.1 million and $8.8 million, respectively.

General Maritime Corporation

Sale of Marine Petroleum Products to General Maritime Corporation. General Maritime, a tanker company, purchases marine fuel and lubricants from us. Mr. Georgiopoulos, the Chairman of our board of directors and our shareholder, serves as Chairman of the board of directors of General Maritime, Mr. John Tavlarios, our director and shareholder, is the President, Chief Executive Officer and a member of the board of directors of General Maritime and Mr. Konomos, our director, is a member of the board of directors of General Maritime. Our sales of marine petroleum products to General Maritime for the years ended December 31, 2011, 2012, and 2013 amounted to $$38.7 million, $30.6 million and $6.3 million, respectively.

Melco S.A.

During the year ended December 31, 2012 and 2013, we sold to Melco S.A., a company owned and controlled by members of Mr. Melisanidis' family, marine petroleum products in the amount of $4.6 million and $7.7 million, respectively. During the years ended December 31, 2012 and 2013, we also purchased from Melco S.A. marine petroleum products of amount $2.6 million and $6.7 million, respectively.

Other Related Parties

Office Lease. We lease our head offices at 10, Akti Kondili, Piraeus, 18545 from Aegean Warehouse, which is owned and controlled by members of the family of Mr. Dimitris Melisanidis. Mr. Melisanidis may also be deemed a control person of Aegean Warehouse for U.S. securities law purposes, but Mr. Melisanidis disclaims such control. We pay a monthly rate of approximately $60,000 under the rental agreement, which expires on March 2023. During the year ended December 31, 2011, 2012 and 2013, we paid approximately $0.8 million, $0.7 million and $0.7 million under the agreement.

We also lease an office at 299 Park Avenue, New York, New York 10171, from General Maritime, which expires in December 2015. We pay an average monthly rental, which includes services that General Maritime provides for us, of approximately $16,500.

Legal Services. We have retained Mr. Spyridon Fokas, our director, general counsel and corporate secretary to provide legal services from time to time. The legal services rendered by Mr. Fokas' firm included advice on general corporate formation matters as well as ship and corporate financings.

Fujairah in-land storage facility: In July 2010, Mr. Melisanidis, our founder and Head of Corporate Development, transferred to us, for no consideration, all of the shares of Aegean Oil Terminal Corporation, a company that possesses a 25-year terminal lease agreement with the Municipality of Fujairah.  The lease agreement can be automatically renewed for an additional 25 years and is assumed for the construction of in-land storage facility in the UAE. We expect to complete the construction of the new facility by the second quarter of 2014. We have paid $151.8 million for construction and other related costs and have remaining contractual obligations of approximately $13.0 million during 2014.

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

In November 2005, an unrelated party filed a declaratory action against one of our subsidiaries before the First Instance Court of Piraeus, Greece. The plaintiff asserted that he was instrumental in the negotiation of our eight-year Fuel Purchase Agreement with a government refinery in Jamaica and sought a judicial affirmation of his alleged contractual right to receive a commission of $0.01 per metric ton of marine fuel over the term of the contract. In December 2008, the First Instance Court of Piraeus dismissed the plaintiff's action as vague and inadmissible, however we appealed that decision on the grounds that there was no contract between us and the plaintiff and that the court lacked jurisdiction. While the action was pending in Greece, the plaintiff commenced a new action involving the same cause of action before the Commercial Court of Paris, France, which dismissed that action in June 2009.  The plaintiff's appeal of the dismissal was denied by the Paris Court of Appeal in February 2010.  In January 2012, the plaintiff commenced a new action relating to the same allegations before the Commercial Court of Paris, which was dismissed on June 27, 2012 in favor of the competence and jurisdiction of the Greek courts. In July 2012, the plaintiff filed a "contredit," an appeal procedure under French law. In November 2013, the Court held that there is no matter pending in Greece that would allow the French courts to decline jurisdiction to the benefit of the Greek proceedings. As a result, the case is to return to the Commercial Court of Paris which should have to examine the admissibility of Mr Varouxis' claim in France. We believe that this matter fails for lack of jurisdiction and is unwarranted and lacking in merit and that the outcome of this lawsuit will not have a material effect on our operations and financial position.

In April, 2013, on the order of STX Corporation, or STX Corp., we supplied bunkers to the vessel Daniella Schulte in the Port of Rotterdam. The invoice amount for these bunkers totaled approximately $605,000. In May, 2013, on the order of STX Corp., we supplied bunkers to the vessel Unico Sienna in the Port of Singapore.  The invoice for those bunkers totaled approximately $323,000.  STX Corp. has filed for reorganization in Korea and for protection under Chapter 15 of the U.S. Bankruptcy Code. We believe that we have maritime liens against each of these vessels, and have arrested the UNICO SIENNA in Panama to enforce our maritime lien against it. We have received $605,000 for the bunkers supplied to the Daniella and intend to exercise our remedies for recovery of the unpaid amounts. We believe that we will recover the full amounts due.

We are involved in litigation and administrative proceedings primarily arising in the normal course of our business. In the opinion of management, our liability, if any, under any other pending litigation or administrative proceedings, even if determined adversely, would not materially affect our financial condition, results of operations or cash flows.

Dividend Policy

Our policy is to pay regular cash dividends on a quarterly basis on shares of our common stock so long as we have sufficient capital or earnings to do so. While we cannot assure you that we will continue to do so in the future, and subject to, among other things, legal requirements, our ability to obtain financing on terms acceptable to us and our ability to satisfy financial covenants contained in our financing arrangements, we paid dividends of $0.01 per share in March, June, September and December 2013 for the fourth quarter of 2012 and the first, second and third quarters of 2013, respectively. In March 2014, we paid a dividend of $0.01 per share with respect to the fourth quarter of 2013. We anticipate retaining most of our future earnings, if any, for use in our operations and the expansion of our business. Any further determination as to dividend policy will be made by our board of directors and will depend on a number of factors, including the requirements of Marshall Islands law, our future earnings, capital requirements, financial condition and future prospects and such other factors as our board of directors may deem relevant.

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

Our ability to pay dividends is also subject to our ability to satisfy financial covenants contained in our financing arrangements. See "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities."

B.	Significant Changes.

There have been no significant changes since the date of the annual consolidated financial statements included in this report.

ITEM 9.   OFFER AND THE LISTING

A.	Offer and Listing Details.

Shares of our common stock commenced trading on the NYSE on December 8, 2006 under the symbol "ANW."

The following table sets forth the high and low closing prices of our shares of common stock on the NYSE for the periods indicated below.

For the Fiscal Year Ended	High	Low
December 31, 2009	$28.04	$13.25
December 31, 2010	$33.93	$8.74
December 31, 2011	$12.82	$3.73
December 31, 2012	$7.93	$4.34
December 31, 2013	$12.62	$5.73

For the Quarter Ended
March 31, 2012	$7.46	$4.30
June 30, 2012	$7.85	$4.34
September 30, 2012	$7.33	$5.28
December 31, 2012	$6.31	$4.50
March 31, 2013	$7.66	$5.73
June 30, 2013	$10.07	$5.80
September 30, 2013	$11.86	$8.41
December 31, 2013	$12.62	$9.53
March 31, 2014	$11.05	$8.80

For the Month:
October 2013	$12.62	$9.82
November 2013	$11.77	$9.53
December 2013	$11.31	$10.05
January 2014	$11.05	$8.95
February 2014	$10.13	$8.80
March 2014	$10.42	$9.63
April 2014 (through and including April 24, 2014)	$10.14	$9.19

B.	Plan of Distribution

Not applicable

C.	Markets.

Shares of our common stock are trading on the NYSE under the symbol "ANW".

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.        ADDITIONAL INFORMATION

A.	Share capital.

Not applicable.

B.	Memorandum and Articles of Association.

Our amended and restated articles of incorporation and bylaws have been filed as exhibits 3.1 and 3.2, respectively, to the Registration Statement on Form F-1 (Registration No. 333-129768), declared effective by the SEC on December 7, 2006.  Information regarding the rights, preferences and restrictions attaching to each class of our common shares is described in section entitled "Description of Capital Stock" in our Registration Statement on Form F-3 (Registration No. 333-189813), declared effective by the SEC on August 28, 2013, and is incorporated by reference herein, provided that since the date of such Registration Statement, our total issued and outstanding common shares has increased to 47,719,520 as of April 24, 2014.

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

Greek Tax Considerations

AMP has established an office in Greece which provides services to AMP and AMP's office in Cyprus. Under the laws of Greece, and in particular under Greek Law 3427/2005, the income of AMP's Greek office is calculated on a cost plus basis on expenses incurred by that office. This determination is subject to periodic review every five years. The profit margin set by the Greek Ministry of Economy and Finance for the period 2011 to 2015 is 5.42%. AMP's income, as calculated by applying the applicable profit margin, is subject to Greek corporate income tax at the rate of 20% for the fiscal years 2011, 2012 and 2013. All expenses to which the profit margin applies are deducted from gross income for Greek corporate income tax purposes. Accordingly, under Greek Law 3427/2005, as currently applied to us, we expect that AMP will continue to have no liability for any material amount of Greek income tax.

Additionally, according to new tax legislation ratified on January 11, 2013, all vessels with a non-Greek flag, which are managed by Greek or foreign ship management companies established in Greece, bear tonnage tax on the basis of the gross tonnage and age of the vessel. Our vessels did not incur material tax liabilities as a result of this new legislation.

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

Belgium Tax Considerations

Our operations in Belgium, through our subsidiaries Aegean Bunkers at Sea NV, or ABAS, and ANWE, are subject to Belgium income taxation.  For the year ended December 31, 2013, our operations in Belgium were taxed at a rate of 33.99%. Please see Note 26 to our financial statements included herein for further discussion on our tax liability in Belgium.

Canada Tax Considerations

Our operations in Canada, through our subsidiary ICS Petroleum, are subject to Canada income taxation.  For the year ended December 31, 2013, our operations in Montreal were taxed at a rate of 26.9% and our operations in Vancouver were taxed at a rate of 25.8%. Please see Note 26 to our financial statements included herein for further discussion on our tax liability in Canada.

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

U.S. Federal Income Taxation of Our Company

We conduct business in the United States through certain subsidiaries.  These subsidiaries will generally be subject to U.S. federal income tax at a rate of 35% as well as U.S. state and local income tax in the jurisdictions in which they operate.  Dividends paid by our U.S. subsidiaries are generally subject to U.S. federal withholding tax at a rate of 30%.

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

While we or certain of our foreign subsidiaries may have a place of business in the United States, we believe that none of their income from the sale of inventory property would be treated as Effectively Connected Income under the rules discussed above. Specifically, we anticipate that (1) all of our sales of petroleum products will occur outside the United States; (2) such products will be sold for use, consumption or disposition outside the United States, and (3) one of our foreign offices will materially participate in such sales. Therefore, we anticipate that none of our income from the sale of inventory property will be subject to U.S. federal income tax on a net basis.

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

During the years ended December 31, 2012 and 2013, we entered into fuel pricing contracts for 2,636,768 and 2,068,695 metric tons, respectively. These derivatives are intended to serve as an approximate hedge for the net cost of fuel purchases. Our fuel pricing contracts do not qualify as cash flow hedges for accounting purposes and therefore gains or losses are recognized in the accompanying consolidated statements of income. Fuel pricing contracts are settled on a monthly basis using quoted market prices of the underlying commodity. The fair value of these instruments as of December 31, 2012 was a liability of $3,500 and as of December 31, 2013 a liability of $0.8 million. During the years ended December 31, 2012 and 2013, we recognized a loss of $10.6 million and $2.7 million, respectively. In the future, we may enter into long-term fixed price sales commitments, which fix the prices of future fuel sales. Furthermore, we may use cargo storage in our other service centers or we might import larger cargos of fuel for storage, which would increase our oil price risk. Furthermore, in the future, we might execute cargo trading transactions to arbitrage the price of marine fuel, which method would increase our oil price risk. Finally, we may enter into derivative contracts in the forms of swaps or futures in order to mitigate the risk of market price fluctuations in marine fuel. Please refer to Note 16 to our financial statements included at the end of this annual report which provides additional information on our derivatives as of December 31, 2012 and 2013.

Interest Rate Risk

We are subject to market risks relating to changes in interest rates as we have significant amounts of floating rate long-term debt and short-term borrowings outstanding. During the year ended December 31, 2013, we paid interest on this debt mainly based on LIBOR plus an average spread of 2.57% on our bank loans. A one percent increase in LIBOR would have increased our interest expense for the year ended December 31, 2013 from $21.3 million to $25.5 million. We expect to repay our borrowings on a periodic basis using cash flows from operations.

We enter into interest rate swap agreement from time to time in order to economically hedge our exposure to variability in our floating rate debt.  The total notional principal amount of this swap as of December 31, 2012 and 2013 was $6.6 million and $6.4 million. This swap has specified rates and duration. Please refer to the table in Note 16 of our financial statements included at the end of this annual report which summarizes the interest rate swap in place as of December 31, 2012 and 2013.

Under our interest rate swap transactions, the bank effects quarterly floating-rate payments to us for the relevant amount based on the floating interest rate and we make quarterly payments to the bank on the relevant amount at the respective fixed rates.

Our interest rate swap does not meet hedge accounting criteria under accounting guidance relating to Fair Value Measurement. Although we are exposed to credit-related losses in the event of non-performance in connection with such swap agreement, because the counterparty is rated A or better by AAA at the time of the transaction, we consider the risk of loss due to its nonperformance to be minimal. Through this swap transaction, we effectively hedged the interest rate exposure of our loan that we used to finance a newbuilding vessel, of which $6.4 million was outstanding as of December 31, 2013.

Exchange Rate Risk

We have conducted the vast majority of our business transactions in U.S. dollars. We have purchased marine petroleum products in the international oil and gas markets and our vessels have operated in international shipping markets; both these international markets transact business primarily in U.S. dollars. Accordingly, our total revenues have been fully denominated in U.S. dollars and our cost of marine petroleum products, which, for the year ended December 31, 2013, comprised approximately 96% of our total operating expenses have been denominated in U.S. dollars. Our balance sheet is mainly comprised of dollar-denominated assets including trade receivables, inventories and the cost of vessels, and liabilities including trade payables, short-term borrowings and long-term loans. Our foreign exchange losses in recent periods have mainly arisen from the translation of assets and liabilities of our service centers that are denominated in local currency. Accordingly, the impact of foreign exchange fluctuations on our consolidated statements of income has been minimal.

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

ITEM 13.         DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.         MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

We have adopted a stockholders' rights agreement, pursuant to which each share of our common stock includes one preferred stock purchase right that entitles the holder to purchase from us a unit consisting of one-thousandth of a share of our Series A Participating Preferred Stock if any third-party seeks to acquire control of a substantial block of our common stock without the approval of our board of directors. See "Item 10. Additional Information—B. Memorandum and Articles of Association—Stockholders Rights Agreement" included in this annual report for a description of our stockholders rights agreement.

ITEM 15.         CONTROLS AND PROCEDURES

(a)           Disclosure of controls and procedures.

We evaluated the effectiveness of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2013.  Based on that evaluation, our President and the Chief Financial Officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

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

Management conducted the evaluation of the effectiveness of the internal controls over financial reporting using the control criteria framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) published in its report entitled Internal Control-Integrated 1992 Framework.

Management, with the participation of our President and Chief Financial Officer, assessed the effectiveness of the design and operation of the Company's internal controls over financial reporting pursuant to Rule 13a-15 of the Exchange Act as of December 31, 2013.  Based upon that evaluation, our President and Chief Financial Officer concluded that our internal controls over financial reporting were effective as of December 31, 2013.

We have excluded from our assessment of our internal control over financial reporting, the internal control over financial reporting of Hess's U.S. East Coast bunkering business (the "U.S. East Coast Business") which we acquired on December 18, 2013. The U.S. East Coast Business is consolidated in our financial statements for the year 2013, only as of December 18, 2013. The total consolidated assets of the U.S. East Coast Business as of December 31, 2013 were $140.4 million, which represented 8.7% of our total consolidated assets as at the same date. The total consolidated net assets of the U.S. East Coast Business as of December 31, 2013 were $15.5 million, which represented 2.8% of our total consolidated net assets as at the same date. The revenues of the U.S. East Coast Business for the period from December 18, 2013 to December 31, 2013 were $29.3 million and represented 0.5% of our total revenues for the same year. The net income of the U.S. East Coast Business for the period from December 18, 2013 to December 31, 2013 was $0.5 million and represented 1.7% of our total net income for the same year. We intend to take the necessary action to ensure that for the year ending December 31, 2014 our evaluation of internal control over financial reporting will be appropriately expanded to cover the internal controls of the U.S. East Coast Business in accordance with applicable laws of the United States and SEC regulations.

The effectiveness of our internal control over financial reporting, as of December 31, 2013 has been audited by Deloitte Hadjipavlou Sofianos & Cambanis S.A, an independent registered public accounting firm.

(c)           Attestation report of the registered public accounting firm.

The registered public accounting firm that audited the consolidated financial statements, Deloitte Hadjipavlou Sofianos & Cambanis S.A., has issued an attestation report on our internal control over financial reporting, appearing on page F-2 of the financial statements filed as a part of this annual report.

(d)    Changes in internal control over financial reporting.

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially effected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.      AUDIT COMMITTEE FINANCIAL EXPERT

In accordance with the rules of the NYSE, the exchange on which our common stock is listed, we have appointed an audit committee whose members as of December 31, 2013 are Messrs. Konomos, Papanicolaou and Koutsomitopoulos, and Mr. Konomos has been determined to be a financial expert by our board of directors and independent, as that term is defined in the listing standards of the NYSE.

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
Piraeus 185 45 Athens
Greece
Telephone: 011 30 210 458-6200

ITEM 16C.      PRINCIPAL ACCOUNTING FEES AND SERVICES

Our principal accountants, Deloitte Hadjipavlou Sofianos & Cambanis S.A., an independent registered public accounting firm and member of Deloitte Touche Tohmatsu, have billed us for audit, audit-related and non-audit services as follows:

	Year Ended December 31,
	2012	2013
	(in millions of U.S. dollars)
Audit fees	0.8	0.8
Audit-related fees	-	-
Tax- relates fess	-	-
All other fees	-	-
Total fees	0.8	0.8

Audit fees represent compensation for professional services rendered for (i) the audit of our financial statements included herein; (ii) the review of our quarterly financial information; and (iii) services provided in connection with public or private offerings effectuated or withdrawn and any other services performed for the SEC or other regulatory filings by us or our subsidiaries.

The audit committee charter sets forth our policy regarding retention of the independent auditors, giving the audit committee responsibility for the appointment, replacement, compensation, evaluation and oversight of the work of the independent auditors. As part of this responsibility, our audit committee pre-approves the audit and non-audit services performed by our independent auditors in order to assure that they do not impair the auditor's independence from the Company. The audit committee has adopted a policy which sets forth the procedures and the conditions pursuant to which services proposed to be performed by the independent auditors may be pre-approved.

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

Information about our corporate governance practices may also be found on our website, http://www.ampni.com, under "Investor Relations—Corporate Governance."

ITEM 16H.      MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.         FINANCIAL STATEMENTS

See "Item 18. Financial Statements."

ITEM 18.         FINANCIAL STATEMENTS

The financial statements, together with the report of Deloitte Hadjipavlou Sofianos & Cambanis S.A. thereon, are set forth beginning on page F-1 and are filed as a part of this report.

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

4.5
2005 Newbuilding Secured Syndicated Term Loan, dated August 30, 2005, by and among Aegean Baltic Bank S.A. and HSH Nordbank AG, as Lenders, and Kithnos Maritime, Inc., Naxos Maritime Inc., Paros Maritime Inc. and Serifos Maritime Inc., as Borrowers(1)

4.6
Supplemental Agreement, dated January 27, 2011, to the 2005 Newbuilding Secured Syndicated Term Loan, dated August 30, 2005, by and among Aegean Baltic Bank S.A. and HSH Nordbank AG, as Lenders, and Kithnos Maritime, Inc., Naxos Shipping (Pte.) Ltd, Paros Shipping (Pte.) Ltd., Santorini I Maritime Limited, and Serifos Shipping (Pte.) Ltd, as Borrowers(9)

4.7
Supplemental Agreement, dated June 23, 2011, to the 2005 Newbuilding Secured Syndicated Term Loan, dated August 30, 2005, by and among Aegean Baltic Bank S.A. and HSH Nordbank AG, as Lenders, and Kithnos Maritime, Inc., Naxos Shipping (Pte.) Ltd, Paros Shipping (Pte.) Ltd., Santorini I Maritime Limited, and Serifos Shipping (Pte.) Ltd, as Borrowers(9)

4.8
Supplemental Agreement, dated June 8, 2007, relating to the 2005 Newbuilding Secured Syndicated Term Loan, dated August 30, 2005, by and among Aegean Baltic Bank S.A. and HSH Nordbank AG, as Lenders, and Kithnos Maritime, Inc., Naxos Maritime Inc., Paros Maritime Inc. and Serifos Maritime Inc., as Borrowers(3)

4.9
First 2006 Newbuilding Secured Term Loan, dated February 10, 2006, by and among The Royal Bank of Scotland plc, as Lender, and Amorgos Maritime Inc., Kimolos Maritime Inc., Milos Maritime Inc., Mykonos Maritime Inc. and Syros Maritime Inc., as Borrowers(1)

4.10
First 2006 Newbuilding Secured Term Loan, dated December 19, 2006, by and among The Royal Bank of Scotland plc, as Lender, and Aegean Marine Petroleum Network Inc. and Aegean Marine Petroleum S.A., as Borrowers, as amended(3)

4.11
Supplemental Letter, dated May 23, 2007, to the First 2006 Newbuilding Secured Term Loan, dated December 19, 2006, by and among The Royal Bank of Scotland plc, as Lender, and Aegean Marine Petroleum Network Inc. and Aegean Marine Petroleum S.A., as Borrowers(10)

4.12
Supplemental Letter, dated  June 29, 2007, to the First 2006 Newbuilding Secured Term Loan, dated December 19, 2006, by and among The Royal Bank of Scotland plc, as Lender, and Aegean Marine Petroleum Network Inc. and Aegean Marine Petroleum S.A., as Borrowers(10)

4.13
Supplemental Letter, dated September 21, 2007, to the First 2006 Newbuilding Secured Term Loan, dated December 19, 2006, by and among The Royal Bank of Scotland plc, as Lender, and Aegean Marine Petroleum Network Inc. and Aegean Marine Petroleum S.A., as Borrowers(10)

4.14
Supplemental Letter, dated October 19, 2007, to the First 2006 Newbuilding Secured Term Loan, dated December 19, 2006, by and among The Royal Bank of Scotland plc, as Lender, and Aegean Marine Petroleum Network Inc. and Aegean Marine Petroleum S.A., as Borrowers(10)

4.15
Supplemental Letter, dated October 30, 2007, to the First 2006 Newbuilding Secured Term Loan, dated December 19, 2006, by and among The Royal Bank of Scotland plc, as Lender, and Aegean Marine Petroleum Network Inc. and Aegean Marine Petroleum S.A., as Borrowers(10)

4.16
Supplemental Agreement, dated February 14, 2013, to the First 2006 Newbuilding Secured Term Loan, dated December 19, 2006, by and among The Royal Bank of Scotland plc, as Lender, and Aegean Marine Petroleum Network Inc. and Aegean Marine Petroleum S.A., as Borrowers, as amended(10)

4.17
Third Newbuilding 2006 Secured Term Loan, dated October 25, 2006, by and among Aegean Baltic Bank S.A. and HSH Nordbank AG, as Lenders, and Eton Marine Ltd., Benmore Services S.A. and Ingram Enterprises Co., as Borrowers(1)

4.18
Supplemental Agreement, dated June 23, 2011, to the Third Newbuilding 2006 Secured Term Loan, dated October 25, 2006, by and among Aegean Baltic Bank S.A. and HSH Nordbank AG, as Lenders, and Eton Marine Ltd., Benmore Services S.A. and Ingram Enterprises Co., as Borrowers(9)

4.19	Second 2006 Newbuilding Secured Term Loan, dated October 27, 2006, by and among National Bank of Greece S.A., as Lender, and Tasman Seaways Inc. and Santon Limited, as Borrowers(1)

4.20
2006 Newbuilding Secured Syndicated Term Loan, dated October 30, 2006, by and among Aegean Baltic Bank S.A. and HSH Nordbank AG, as Lenders, and Kerkyra Marine S.A., Ithaki Marine S.A., Cephallonia Marine S.A., Paxoi Marine S.A., Zakynthos Marine S.A., Lefkas Marine S.A. and Kythira Marine S.A., as Borrowers(1)

4.21
Supplemental Agreement, dated June 13, 2007, to the 2006 Newbuilding Secured Syndicated Term Loan, dated October 30, 2006, by and among Aegean Baltic Bank S.A. and HSH Nordbank AG, as Lenders, and Kerkyra Marine S.A., Ithaki Marine S.A., Cephallonia Marine S.A., Paxoi Marine S.A., Zakynthos Marine S.A., Lefkas Marine S.A. and Kythira Marine S.A., as Borrowers(3)

4.22
2007 Newbuilding Secured Term Loan, dated July 5, 2007, by and among The Royal Bank of Scotland Plc, as Lender, and Andros Marine Inc., Dilos Marine Inc., Ios Marine Inc., Aegean VII Shipping Ltd. and ANAFI Shipping (Pte.) Ltd., as Borrowers, as amended and supplemented(3)

4.23
Supplemental Agreement, dated September 12, 2008, to the 2007 Newbuilding Secured Term Loan, dated July 5, 2007, by and among The Royal Bank of Scotland Plc, as Lender, and Andros Marine Inc., Dilos Marine Inc., Ios Marine Inc., Aegean VII Shipping Ltd. and ANAFI Shipping (Pte.) Ltd., as Borrowers, as amended and supplemented(5)

4.24
Supplemental Agreement, dated August 17, 2012, to the 2007 Newbuilding Secured Term Loan, dated July 5, 2007, by and among The Royal Bank of Scotland Plc, as Lender, and Andros Marine Inc., Dilos Marine Inc., Ios Marine Inc., Aegean VII Shipping Ltd. and ANAFI Shipping (Pte.) Ltd., as Borrowers, as amended and supplemented(10)

4.25
Supplemental Agreement, dated November 20, 2012, to the 2007 Newbuilding Secured Term Loan, dated July 5, 2007, by and among The Royal Bank of Scotland Plc, as Lender, and Andros Marine Inc., Dilos Marine Inc., Ios Marine Inc., IOS Shipping Inc., Aegean VII Shipping Ltd. and ANAFI Shipping (Pte.) Ltd., as Borrowers, as amended and supplemented(10)

4.26
Supplemental Agreement, dated February 27, 2013, to the 2007 Newbuilding Secured Term Loan, dated July 5, 2007, by and among The Royal Bank of Scotland Plc, as Lender, and Andros Marine Inc., Dilos Marine Inc., Ios Shipping Inc., Aegean VII Shipping Ltd. and ANAFI Shipping (Pte.) Ltd., as Borrowers, as amended and supplemented(10)

4.27
2008 Newbuilding Secured Term Loan, dated April 24, 2008, by and among Aegean Baltic Bank S.A. and HSH Nordbank AG, as Lenders, and Kassos Navigation S.A., Tilos Navigation S.A., Symi Navigation S.A. and Halki Navigation S.A., as Borrowers(5)

4.28
Supplemental Agreement, dated June 23, 2011, to the 2008 Newbuilding Secured Term Loan, dated April 24, 2008, by and among Aegean Baltic Bank S.A. and HSH Nordbank AG, as Lenders, and Kassos Navigation S.A., Tilos Shipping (Pte.) Ltd., Symi Navigation S.A. and Halki Navigation S.A., as Borrowers(9)

4.29	2008 Secured Term Loan, dated July 8, 2008, by and among Piraeus Bank A.E., as Lender, and Aegean Bunkering Services Inc., as Borrower(5)

4.30	Supplemental Agreement, dated June 29, 2012, to the 2008 Secured Term Loan, dated July 8, 2008, by and among Piraeus Bank A.E., as Lender, and Aegean Bunkering Services Inc., as Borrower(10)

4.31
2008 Renewed Senior Secured Credit Facility, dated September 30, 2008, by and among the Royal Bank of Scotland Plc and HSH Nordbank AG, as Lenders, and Aegean Marine Petroleum S.A., as Borrower, as amended supplemented(5)

4.32
Supplemental Agreement, dated March 16, 2009, relating to the 2008 Renewed Senior Secured Credit Facility, dated September 30, 2008, by and among The Royal Bank of Scotland Plc and HSH Nordbank AG, as Lenders, and Aegean Marine Petroleum S.A., as Borrower, as amended and supplemented(5)

4.33
Supplemental Agreement, dated September 17, 2009, relating to the 2008 Renewed Senior Secured Credit Facility, dated September 30, 2008, by and among The Royal Bank of Scotland Plc and HSH Nordbank AG, as Lenders, and Aegean Marine Petroleum S.A., as Borrower, as amended and supplemented(9)

4.34
Supplemental Agreement, dated October 14, 2010, relating to the 2008 Renewed Senior Secured Credit Facility, dated September 30, 2008, by and among The Royal Bank of Scotland Plc and HSH Nordbank AG, as Lenders, and Aegean Marine Petroleum S.A., as Borrower, as amended and supplemented(7)

4.35
Supplemental Agreement, dated December 23, 2011, relating to the 2008 Renewed Senior Secured Credit Facility, dated September 30, 2008, by and among The Royal Bank of Scotland Plc and HSH Nordbank AG, as Lenders, and Aegean Marine Petroleum S.A., as Borrower, as amended and supplemented(9)

4.36
Supplemental Agreement, dated June 29, 2012, relating to the 2008 Renewed Senior Secured Credit Facility, dated September 30, 2008, by and among The Royal Bank of Scotland Plc and HSH Nordbank AG, as Lenders, and Aegean Marine Petroleum S.A., as Borrower, as amended and supplemented(10)

4.37
Supplemental Agreement, dated January 30, 2013, relating to the 2008 Renewed Senior Secured Credit Facility, dated September 30, 2008, by and among The Royal Bank of Scotland Plc and HSH Nordbank AG, as Lenders, and Aegean Marine Petroleum S.A., as Borrower, as amended and supplemented(10)

4.38
Amendment to the 2008 Renewed Senior Secured Credit Facility for a Revolving Credit and Letter of Credit, dated September 30, 2008, by and among The Royal Bank of Scotland Plc and HSH Nordbank AG, as Lenders, and Aegean Marine Petroleum S.A., as Borrower, as amended and supplemented(9)

4.39
2009 Senior Secured Revolving Credit Facility, dated September 17, 2009, by and among the National Bank of Greece S.A. and the banks and financial institutions listed therein, as Lenders, and Aegean Marine Petroleum S.A., as Borrower(9)

4.40
Supplemental Letter, dated February 9, 2011, to the 2009 Senior Secured Revolving Credit Facility dated September 17, 2009, by and among the National Bank of Greece S.A. and the banks and financial institutions listed therein, as Lenders, and Aegean Marine Petroleum S.A., as Borrower(9)

4.41
Supplemental Letter, dated June 29, 2012 to the 2009 Senior Secured Revolving Credit Facility dated September 17, 2009, by and among the National Bank of Greece S.A. and the banks and financial institutions listed therein, as Lenders, and Aegean Marine Petroleum S.A., as Borrower(10)

4.42
Supplemental Letter, dated December 20, 2012 to the 2009 Senior Secured Revolving Credit Facility dated September 17, 2009, by and among the National Bank of Greece S.A. and the banks and financial institutions listed therein, as Lenders, and Aegean Marine Petroleum S.A., as Borrower(10)

4.43	2009 Trade Credit Facility, dated November 19, 2009, by and among BNP Paribas, Paris, as Lender, Aegean Marine Petroleum S.A., as Borrower, and Aegean Marine Petroleum Network Inc., as Guarantor(6)

4.44	Supplemental Agreement, dated July 11, 2013, to the 2008 Secured Term Loan, dated July 8, 2008, by and among Piraeus Bank A.E., as Lender, and Aegean Bunkering Services Inc., as Borrower

4.45
2010 Revolving Credit Facility, dated June 7, 2010, by and among Fortis Bank (Nederland) N.V., as Lender, Aegean Marine Petroleum S.A., as Borrower, and Aegean Marine Petroleum Network Inc., as Guarantor(7)

4.46	Receivables Assignment and Security Agreement, dated September 21, 2010, by and between Deutsche Bank AG, as Lender, and Aegean Marine Petroleum S.A., as Borrower(7)

4.47	Credit Contract, dated October 12, 2010, by and between KBC Bank, as Lender, and ANWE, as Borrower relating to the 2010 Overdraft Credit Facility(7)

4.48	Credit Contract, dated September 1, 2011, between KBC Bank, as Lender, and ANWE., as Borrower relating to the 2010 Overdraft Credit Facility(9)

4.49	Letter of Credit, dated November 5, 2010 relating to the 2010 ANWE Revolving Credit Facility, by and between Dexia Bank Belgium S.A., as Lender, and ANWE., as Borrower(7)

4.50	Letter of Credit relating to the 2010 ANWE Revolving Credit Facility, dated April 20, 2011, between Dexia Bank Belgium S.A., as Lender, and ANWE, as Borrower(9)

4.51	2008 Overdraft Facility, dated March 30, 2011, by and between Piraeus Bank A.E., as Lender, and Aegean Bunkering Services, as Borrower(7)

4.52	Supplemental Agreement, dated June 29, 2012, to the 2008 Overdraft Facility, dated March 30, 2011, by and between Piraeus Bank A.E., as Lender, and Aegean Bunkering Services, as Borrower(10)

4.53	Trade Receivables Purchase Agreement, dated October 17, 2011, by and between Aegean Marine Petroleum S.A., as Seller and as Servicer, and Deutsche Bank AG, New York Branch, as Purchaser(9)

4.54
First Amendment, dated November 14, 2012, to the Trade Receivables Purchase Agreement, dated October 17, 2011 , by and between Aegean Marine Petroleum S.A., as Seller and as Servicer, and Deutsche Bank AG, New York Branch, as Purchaser(10)

4.55	Uncommitted Facility Letter, dated June 21, 2011, by and among ABN AMRO Bank N.V., as Lender, and Aegean Marine Petroleum S.A. and Aegean Petroleum International Inc., as Borrower(9)

4.56
Amendment Letter, dated November 15, 2011, to the Uncommitted Facility Letter dated June 21, 2011, by and among ABN AMRO Bank N.V., as Lender, and Aegean Marine Petroleum S.A., Aegean Petroleum International Inc. and Aegean Oil Terminal Corporation, as Borrower(9)

4.57
Amendment Letter, dated May 10, 2012, to the Uncommitted Facility Letter dated June 21, 2011, by and among ABN AMRO Bank N.V., as Lender, and Aegean Marine Petroleum S.A., Aegean Petroleum International Inc. and Aegean Oil Terminal Corporation, as Borrower(10)

4.58
2013 Fujairah Credit Facility, dated March 11, 2013, by and among Aegean Oil Terminal Corporation, as Borrower, Aegean Marine Petroleum Network Inc, as Guarantor, ABN AMRO Bank N.V. and UBS Limited, as Arrangers, ABN AMRO Bank N.V., as Agent and Security Agent(10)

4.59	Uncommitted Line of Credit, dated December 17, 2013, by and between Aegean Bunkering (USA) LLC and ABN AMRO Capital USA LLC

4.60
2013 Secured Multicurrency Revolving Credit Facility, dated September 19, 2013, by and among Aegean Marine Petroleum S.A., Aegean Petroleum International Inc., Aegean NEW N.V., ABN AMRO Bank N.V. and BNP Paribas S.A.

4.61
Supplemental Agreement, dated May 30, 2013, relating to the 2008 Renewed Senior Secured Credit Facility, dated September 30, 2008, by and among The Royal Bank of Scotland Plc and HSH Nordbank AG, as Lenders, and Aegean Marine Petroleum S.A., as Borrower, as amended and supplemented

4.62
Supplemental Letter, dated June 12, 2013, to the 2009 Senior Secured Revolving Credit Facility dated September 17, 2009, by and among the National Bank of Greece S.A. and the banks and financial institutions listed therein, as Lenders, and Aegean Marine Petroleum S.A., as Borrower

4.63
Second Amendment, dated October 2, 2013,, to the Trade Receivables Purchase Agreement, dated October 17, 2011 , by and between Aegean Marine Petroleum S.A., as Seller and as Servicer, and Deutsche Bank AG, New York Branch, as Purchaser

4.64
Supplemental Agreement, dated June 20, 2013, to the Third Newbuilding 2006 Secured Term Loan, dated October 25, 2006, by and among Aegean Baltic Bank S.A. and HSH Nordbank AG, as Lenders, and Eton Marine Ltd., Benmore Services S.A. and Ingram Enterprises Co., as Borrowers

4.65
Supplemental Agreement, dated June 20, 2013, to the 2006 Newbuilding Secured Syndicated Term Loan, dated October 30, 2006, by and among Aegean Baltic Bank S.A. and HSH Nordbank AG, as Lenders, and Kerkyra Marine S.A., Ithaki Marine S.A., Cephallonia Marine S.A., Paxoi Marine S.A., Zakynthos Marine S.A., Lefkas Marine S.A. and Kythira Marine S.A., as Borrowers

4.66
Supplemental Agreement, dated June 20,, 2013, to the 2005 Newbuilding Secured Syndicated Term Loan, dated August 30, 2005, by and among Aegean Baltic Bank S.A. and HSH Nordbank AG, as Lenders, and Kithnos Maritime, Inc., Naxos Shipping (Pte.) Ltd, Paros Shipping (Pte.) Ltd., Santorini I Maritime Limited, and Serifos Shipping (Pte.) Ltd, as Borrowers

4.67	Supplemental Agreement, dated July 26, 2013, to the 2008 Overdraft Facility, dated March 30, 2011, by and between Piraeus Bank A.E., as Lender, and Aegean Bunkering Services, as Borrower

4.68
Supplemental Agreement, dated June 20, 2013, to the 2008 Newbuilding Secured Term Loan, dated April 24, 2008, by and among Aegean Baltic Bank S.A. and HSH Nordbank AG, as Lenders, and Kassos Navigation S.A., Tilos Shipping (Pte.) Ltd., Symi Navigation S.A. and Halki Navigation S.A., as Borrowers

4.69
Third Amendment, dated November 12, 2013, to the Trade Receivables Purchase Agreement, dated October 17, 2011 , by and between Aegean Marine Petroleum S.A., as Seller, and Deutsche Bank AG, New York Branch, as Purchaser

4.70	Purchase and Sale Agreement, by and between Aegean Marine Petroleum Network Inc., Aegean Bunkering (USA) LLC and Hess Corporation, dated November 12, 2013

4.71	Loan Agreement, dated March 21, 2014, by and between Aegean Barges NV and KBC Bank NV

8.1	List of Subsidiaries

11.1	Code of Ethics(4)

12.1	Rule 13a-14(a)/15d-14(a) Certification of Principal Executive Officer

12.2	Rule 13a-14(a)/15d-14(a) Certification of Principal Financial Officer

13.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350

13.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350

15.1	Consent of Independent Registered Accounting Firm

101
The following financial information from Aegean Marine Petroleum Network Inc.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2013, formatted in Extensible Business Reporting Language (XBRL):

(i) Consolidated Balance Sheets as of December 31, 2012 and 2013;
(ii) Consolidated Statements of Income for the years ended December 31, 2011, 2012 and 2013;
(iii) Consolidated Statements of Stockholders' Equity for the years ended December 31, 2011, 2012 and 2013;
(iv) Consolidated Statements of Cash Flows for the years ended December 31, 2011, 2012 and 2013; and
(v) Notes to Consolidated Financial Statements.

_____________
(1)	Filed as an exhibit to the Company's Registration Statement on Form F-1, Registration No. 333-129768 and incorporated by reference herein.
(2)	Filed as an exhibit to the Company's Current Report on Form 6-K furnished to the SEC on September 14, 2007 and incorporated by reference herein.
(3)	Filed as an exhibit to the Company's Registration Statement on Form F-1, Registration No. 333-146918 and incorporated by reference herein.
(4)	Filed as an exhibit to the Company's Annual Report on Form 20-F filed with the SEC on May 25, 2007 and incorporated by reference herein.
(5)	Filed as an exhibit to the Company's Annual Report on Form 20-F filed with the SEC on April 22, 2009 and incorporated by reference herein.
(6)	Filed as an exhibit to the Company's Annual Report on Form 20-F filed with the SEC on April 1, 2010 and incorporated by reference herein.
(7)	Filed as an exhibit to the Company's Annual Report on Form 20-F filed with the SEC on April 6, 2011 and incorporated by reference herein.
(8)	Filed as an exhibit to the Company's Registration Statement on Form 8-A filed with the SEC on August 14, 2009 and incorporated by reference herein.
(9)	Filed as an exhibit to the Company's Annual Report on Form 20-F filed with the SEC on April 13, 2012 and incorporated by reference herein.
(10)	Filed as an exhibit to the Company's Annual Report on Form 20-F filed with the SEC on April 26, 2013 and incorporated by reference herein.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AEGEAN MARINE PETROLEUM NETWORK INC.

	By:	/s/ E. Nikolas Tavlarios
Name: E. Nikolas Tavlarios Title: President
Date: April 25, 2014

AEGEAN MARINE PETROLEUM NETWORK INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Aegean Marine Petroleum Network, Inc.
Majuro, Republic of the Marshall Islands

We have audited the accompanying consolidated balance sheets of Aegean Marine Petroleum Network, Inc. and subsidiaries (the "Company") as of December 31, 2013 and 2012, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2013. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Aegean Marine Petroleum Network, Inc. and its subsidiaries as of December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 25, 2014 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ Deloitte Hadjipavlou Sofianos & Cambanis S.A.
Athens, Greece
April 25, 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Aegean Marine Petroleum Network, Inc.
Majuro, Republic of the Marshall Islands

We have audited the internal control over financial reporting of Aegean Marine Petroleum Network, Inc. and subsidiaries (the "Company") as of December 31, 2013, based on criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in the Management’s Annual Report on Internal Control over Financial Reporting, management excluded from its assessment the internal control over financial reporting at Hess 's U.S. East Coast operations (the "US East Coast Business"), which was acquired on December 18, 2013, and whose financial statements constitute 2.8% and 8.7% of consolidated net and total assets, respectively, as of December 31, 2013, and 0.5% of revenues and 1.7% of net income of the consolidated financial statement amounts for the period December 18, 2013 to December 31, 2013. Accordingly, our audit did not include the internal control over financial reporting at the US East Coast Business. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2013 of the Company and our report dated April 25, 2014 expressed an unqualified opinion on those financial statements.

/s/ Deloitte Hadjipavlou Sofianos & Cambanis S.A.
Athens, Greece
April 25, 2014

AEGEAN MARINE PETROLEUM NETWORK INC.
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2012 AND 2013
(Expressed in thousands of U.S. dollars – except for share and per share data)

	December 31,
	2012	2013
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$77,246	$62,575
Trade receivables, net of allowance for doubtful accounts of $3,503 and $2,622 as of December 31, 2012 and 2013, respectively (Note 2 and 4)	474,235	469,921
Due from related companies (Note 5)	15,248	14,654
Inventories (Note 6)	180,826	303,297
Prepayments and other current assets, net of allowance for doubtful accounts of $770 and $0, as of December 31, 2012 and 2013, respectively (Note 7)	32,132	38,707
Deferred tax asset (Note 26)	-	1,044
Restricted cash (Note 2)	6,917	6,532
Total current assets	786,604	896,730

FIXED ASSETS:
Advances for vessels under construction and acquisitions (Note 8)	-	1,585
Advances for other fixed assets under construction (Note 9)	103,112	159,062
Vessels, cost (Note 10)	532,121	517,225
Vessels, accumulated depreciation (Note 10)	(79,095)	(95,696)
Vessels' net book value	453,026	421,529
Other fixed assets, net (Note 11)	13,392	22,909
Total fixed assets	569,530	605,085

OTHER NON-CURRENT ASSETS:
Deferred charges, net (Note 12)	16,562	27,478
Intangible assets (Note 3 and 13)	18,518	18,830
Goodwill (Note 3 and13)	37,946	66,031
Deferred tax asset (Note 26)	2,524	1,852
Other non-current assets	159	179
Total non-current assets	75,709	114,370

Total assets	1,431,843	1,616,185

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Short-term borrowings (Note 14)	321,752	331,590
Current portion of long-term debt (Note 15)	144,042	34,983
Trade payables to third-parties	225,467	231,235
Trade payables to related companies (Note 5)	17,432	10,508
Other payables to related companies (Note 5)	1,460	1,902
Derivative liability (Note 16)	3	839
Accrued and other current liabilities	24,595	41,220
Total current liabilities	734,751	652,277

NON-CURRENT LIABILITIES:
Long-term debt, net of current portion (Note 15)	187,492	416,744
Deferred tax liability (Note 26)	3,045	2,017
Derivative liability (Note 16)	632	470
Other non-current liabilities	1,405	931
Total non-current liabilities	192,574	420,162

COMMITMENTS AND CONTINGENCIES (Note 17)

STOCKHOLDERS' EQUITY:
Preferred stock, $0.01 par value; 25,000,000 shares authorized, none issued (Note 24)	-	-
Common stock, $0.01 par value; 100,000,000 shares authorized at December 31, 2012 and December 31, 2013; 48,553,038 and 49,243,659 shares issued and 46,581,399 and 47,272,020 shares outstanding at December 31, 2012 and December 31, 2013, respectively (Note 24)	486	492
Treasury stock, $0.01 par value; 1,971,639 shares, repurchased at December 31, 2012 and December 31, 2013 (Note 24)	(29,327)	(29,327)
Additional paid-in capital (Note 24)	345,556	363,160
Retained earnings	183,951	209,130
Total AMPNI stockholders' equity	500,666	543,455

Non-controlling interest	3,852	291
Total equity	504,518	543,746
Total liabilities and equity	$1,431,843	$1,616,185
The accompanying notes are an integral part of these consolidated financial statements.

AEGEAN MARINE PETROLEUM NETWORK INC.
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Expressed in thousands of U.S. dollars – except for share and per share data)

	For the Year Ended December 31,
	2011	2012	2013

Revenues
Revenues – third-parties (Note 18)	$6,910,348	$7,207,813	$6,303,105
Revenues – related companies (Note 5 and 18)	55,117	51,147	31,624
Total Revenues	6,965,465	7,258,960	6,334,729

Cost of Revenues
Cost of revenues – third-parties (Note 18)	6,284,179	6,496,327	5,621,408
Cost of revenues – related companies (Note 5 and 18)	404,988	459,984	427,329
Total Cost of Revenues	6,689,167	6,956,311	6,048,737

Gross Profit	276,298	302,649	285,992

OPERATING EXPENSES:
Selling and Distribution (Note 19)	192,846	210,236	201,597
General and Administrative (Note 20)	29,806	29,897	29,727
Amortization of intangible assets (Note 13)	1,461	1,505	1,603
Loss on sale of vessels, net (Note 10)	8,682	5,966	4,312
Total operating expenses	232,795	247,604	237,239

Operating income	43,503	55,045	48,753

OTHER INCOME/(EXPENSE):
Interest and finance costs (Notes 4, 8, 9,12, 14, 15 and 21)	(27,864)	(31,192)	(28,073)
Interest income	57	123	75
Gain on sale of subsidiary (Note 28)	-	-	4,174
Foreign exchange gains, net	1,440	3,786	1,123
Other expense	-	(1,191)	-
Total other expenses, net	(26,367)	(28,474)	(22,701)
Income before provision for income taxes	17,136	26,571	26,052

Income taxes (Note 26)	(5,428)	(4,122)	978

Net income	11,708	22,449	27,030
Net income/(loss) attributed to non-controlling interest	1,480	2,372	(33)
Net income attributed to AMPNI shareholders	$10,228	$20,077	$27,063

Basic earnings per common share (Note 25)	$0.22	$0.44	$0.58
Diluted earnings per common share (Note 25)	$0.22	$0.44	$0.58

Weighted average number of common shares, basic (Note 25)	45,979,761	45,473,360	45,677,249
Weighted average number of common shares, diluted (Note 25)	45,979,761	45,473,360	45,677,249
The accompanying notes are an integral part of these consolidated financial statements.

AEGEAN MARINE PETROLEUM NETWORK INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Expressed in thousands of U.S. dollars – except for share and per share data)

	Common Stock		Treasury Stock			Additional Paid-in Capital	Retained Earnings	Non- Controlling Interest	Total

	Number of Shares	Par Value	Number of Shares	Par Value

BALANCE, December 31, 2010	47,709,420	477	(1,000,000)	(10)	(24,670)	337,196	157,370	-	$470,363

- Net income	-	-	-	-	-	-	10,228	1,480	11,708
- Dividends declared and paid ($0.04 per share) (Note 24)	-	-	-	-	-	-	(1,864)	-	(1,864)
- Share-based compensation (Note 23)	487,450	5	-	-	-	3,958	-	-	3,963
- Repurchases of common stock (Note 24)	-	-	(967,639)	(10)	(4,618)	-	-	-	(4,628)

BALANCE, December 31, 2011	48,196,870	482	(1,967,639)	(20)	(29,288)	341,154	165,734	1,480	479,542

- Net income	-	-	-	-	-	-	20,077	2,372	22,449
- Dividends declared and paid ($0.04 per share) (Note 24)	-	-	-	-	-	-	(1,860)	-	(1,860)
- Share-based compensation (Note 23)	356,168	4	-	-	-	4,402	-	-	4,406
- Repurchases of common stock (Note 24)	-	-	(4,000)	-	(19)	-	-	-	(19)

BALANCE, December 31, 2012	48,553,038	486	(1,971,639)	(20)	(29,307)	345,556	183,951	3,852	504,518

- Net income	-	-	-	-	-	-	27,063	(33)	27,030
- Dividends declared and paid ($0.04 per share) (Note 24)	-	-	-	-	-	-	(1,884)	-	(1,884)
- Equity component of convertible notes(Note 15)	-	-	-	-	-	13,113	-	-	13,113
- Share-based compensation (Note 23)	690,621	6	-	-	-	4,491	-	-	4,497
- Sale of subsidiary (Note 28)	-	-	-	-	-	-	-	(3,528)	(3,528)

BALANCE, December 31, 2013	49,243,659	492	(1,971,639)	(20)	(29,307)	363,160	209,130	291	543,746

The accompanying notes are an integral part of these consolidated financial statements.

AEGEAN MARINE PETROLEUM NETWORK INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Expressed in thousands of U.S. dollars)

	For the Year Ended December 31,
	2011	2012	2013
Cash flows from operating activities:
Net income	$11,708	$22,449	$27,030
Adjustments to reconcile net income to net cash (used in)/ provided by operating activities:
Depreciation	21,755	22,102	20,467
(Release of)/ Provision of doubtful accounts	61	2,919	(881)
Share-based compensation	3,963	4,406	4,497
Amortization	9,576	10,115	9,939
Provision for income taxes	(358)	428	(1,400)
Loss on sale of vessels, net	8,682	5,966	4,312
Gain on sale of subsidiary	-	-	(4,174)
Change in fair value of derivatives	(834)	1,469	674
Other non-cash charges	-	(39)	343
Decrease (increase) in:
Trade receivables	(84,843)	48,278	4,606
Due from related companies	4,382	880	594
Inventories	(49,039)	23,231	(25,081)
Prepayments and other current assets	(5,423)	(1,329)	(8,869)
(Decrease) increase in:
Trade payables	43,146	(8,642)	(1,076)
Other payables to related companies	1,559	(671)	442
Accrued and other current liabilities	674	(2,436)	17,552
Increase in other non-current assets	(55)	(1)	(20)
(Decrease) increase in other non-current liabilities	101	(45)	627
Payments for dry-docking	(9,920)	(5,561)	(8,999)
Net cash (used in)/ provided by operating activities	(44,865)	123,519	40,583

Cash flows from investing activities:
Advances for vessels under construction	(22,751)	(2,303)	(1,585)
Advances for vessel acquisitions	(453)	-	-
Advances for other fixed assets under construction	(29,116)	(62,366)	(62,675)
Purchase of intangible assets	(1,500)	-	-
Proceeds from sale of subsidiary, net of cash surrendered	-	-	6,149
Business acquisitions	-	-	(127,390)
Net proceeds from sale of vessels	8,474	8,932	8,328
Net proceeds from sale of vessel to a related party	-	-	103
Purchase of other fixed assets	(247)	(844)	(5,136)
Decrease in restricted cash	4	-	385
Increase in restricted cash	-	(1,581)	-
Net cash used in investing activities	(45,589)	(58,162)	(181,821)

Cash flows from financing activities:
Proceeds from long-term debt	17,273	-	170,750
Repayment of long-term debt	(77,405)	(26,109)	(152,765)
Repayment of capital lease obligation	(1,238)	(1,267)	(1,181)
Net change in short-term borrowings	142,350	(27,482)	124,838
Repurchases of common stock	(4,628)	(19)	-
Financing costs paid	(1,319)	(390)	(11,067)
Dividends paid to non-controlling interest	-	-	(2,713)
Dividends paid	(1,864)	(1,860)	(1,884)
Net cash provided by/ (used in) financing activities	73,169	(57,127)	125,978

Effect of exchange rate changes on cash and cash equivalents	(632)	434	589

Net (decrease)/ increase in cash and cash equivalents	(17,917)	8,664	(14,671)
Cash and cash equivalents at beginning of year	86,499	68,582	77,246
Cash and cash equivalents at end of year	$68,582	$77,246	$62,575

SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid during the year for interest, net of capitalized interest:	$19,037	$20,545	$15,779
Cash paid during the year for income taxes:	$4,093	$7,467	$737
The accompanying notes are an integral part of these consolidated financial statements.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars-
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

(b)	Service Centers, which monitor and support the logistical aspects of each order in their respective geographical locations.

Company Name	Juridiction of Incorporation	Date of Incorporation
Aegean Marine Petroleum LLC (the "UAE Service Center")	United Arab Emirates	07/26/2000
Aegean Bunkering Gibraltar Ltd. (the "Gibraltar Service Center")	Gibraltar	08/07/1997
Aegean Bunkering Jamaica Ltd. (the "Jamaica Service Center")	Jamaica	11/25/2004
Aegean Bunkering (Singapore) Pte. Ltd. (the "Singapore Service Center")	Singapore	06/07/2005
Portland Bunkers International Ltd. (the "UK Service Center")	United Kingdom	12/13/1999
ICS Petroleum Ltd (the "Vancouver Service Center")	Canada	11/25/1985
ICS Petroleum (Montreal) Ltd (the "Montreal Service Center")	Canada	06/03/1986
Aegean Bunkering Trinidad Ltd. (the "Trinidad Service Center")	Trinidad & Tobago	02/20/2006
Aegean North West Europe NV ("ANWE", the "NW Europe Business Center")	Belgium	02/12/1986
Aegean Bunkering Combustibles Las Palmas S.A. (the "Canary Islands Service Center", the "Barcelona Service Center" and the "Algeciras Service Center")	Las Palmas	04/30/2010
Aegean Bunkering Morocco SARL AU (the "Tangier Service Center")	Morocco	05/28/2010
Aegean Bunkering (Panama) SA (the "Panama Service Center")	Panama	04/28/2005
Aegean Bunkering USA LLP (the "US East Coast Business Center")	USA	19/12/2013

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars-
Except share and per share data, unless otherwise stated)

1.	Basis of Presentation: (Continued)

The following companies are also the owners of the vessels presented in the table:

Company Name	Service/ Business center	Vessel Name	Year Built	Size (dwt)	Date Acquired
Aegean Marine Petroleum LLC	UAE	Aegean Flower	2001	6,523	01/05/2004
Aegean Bunkers at Sea NV	NW Europe	Sara	1990	7,389	10/09/2007
ICS Petroleum Ltd	Vancouver	PT36	1980	3,730	07/01/2008
Aegean Barges NV	NW Europe	Colorado	2004	5,088	04/01/2010
Aegean Barges NV	NW Europe	Blender	1963	736	04/01/2010
Aegean North West Europe NV	NW Europe	Willem SR*	2006	3,180	04/01/2010
Jadaco BV	NW Europe	Tapuit	1971	2,500	04/01/2010
Blatoma NV	NW Europe	Texas	2003	4,165	04/01/2010
Seatra BVBA	NW Europe	Montana	2011	4,319	05/26/2011
Aegean North West Europe NV	NW Europe	Florida*	2011	1,533	11/15/2011

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
(Expressed in thousands of U.S. dollars-
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
(Expressed in thousands of U.S. dollars-
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

As of December 31, 2013, Aegean's ownership interest in all the above subsidiaries amounted to 100%, except for Seatra, which amounted to 50.0%. Aegean has a controlling financial interest in Seatra because it has the power to direct the activities of Seatra that most significantly affect Seatra's economic performance.

For the years ended December 31, 2011, 2012 and 2013, no customer individually accounted for more than 10% of the Company's total revenues.

2.	Significant Accounting Policies:

Principles of Consolidation: The consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles and include for each of the three years in the period ended December 31, 2013, the accounts and operating results of the Company. Intercompany balances and transactions have been eliminated in consolidation. The Company consolidates subsidiaries where it holds a controlling financial interest or it has an interest in a variable interest entity (VIE). The condition for a controlling financial interest is ownership of majority of the voting interest of over 50% of the outstanding voting shares or the power to direct the activities of the entity that most significantly affect the entity's economic performance and the obligation to absorb losses of the entity that could potentially be significant to the entity or the right to receive benefits from the entity that could potentially be significant to the entity. Noncontrolling interest in both equity and income statement of subsidiaries are stated separately.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars-
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

Foreign Currency Transactions: The functional currency of Aegean and its material subsidiaries is the U.S. dollar because the Company purchases and sells marine petroleum products in the international oil and gas markets and because the Company's vessels operate in international shipping markets; both of these international markets transact business primarily in U.S. dollars. The Company's accounting records are maintained in U.S. dollars. Transactions involving other currencies during the year are converted into U.S. dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities denominated in other currencies are adjusted to reflect the year-end exchange rates. Resulting gains or losses are reflected separately in the accompanying consolidated statements of income. The financial statements of the Company's subsidiaries with functional currencies other than U.S. dollars have been converted to U.S. dollars. All assets and liabilities are translated using the period end exchange rate. Shareholders equity accounts are translated using historical rates. Revenues and expenses are translated using the weighted average exchange rate in effect during the period. Exchange differences on the translation of entities with functional currencies other than the U.S. dollar, are recognized directly in the foreign currency translation reserve as other comprehensive income.

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

Trade Receivables, net: Management is responsible for approving credit to customers, setting and maintaining credit standards, and managing the overall quality of the credit portfolio. The Company performs ongoing credit evaluations of its customers based upon payment history and the assessments of customers' credit worthiness. The Company generally provides payment terms of approximately 30 days. The Company continuously monitors collections and payments from its customers and maintains a provision for estimated credit losses based upon its historical experience with its customers, current market conditions of its customers, and any specific customer collection issues. Accounts receivable are reduced by an allowance for amounts that may become uncollectible in the future. The Company had accounts receivable of $477,738, and $472,543 before allowances for bad debts of $3,503 and $2,622 as of December 31, 2012 and 2013, respectively. Allowances for doubtful accounts are summarized as follows:

Allowances for doubtful accounts
Balance, December 31, 2011	$1,354
- Additions	2,149
Balance, December 31, 2012	$3,503
- Reductions	(881)
Balance, December 31, 2013	$2,622

The Company transfers ownership of eligible trade accounts receivable to a third-party purchaser without recourse in exchange of cash. The factoring of trade accounts receivable under the agreement is accounted for as a sale. Proceeds from the transfer reflect the face value of the account less a discount. The receivables sold pursuant to this factoring agreement are excluded from trade receivables in the consolidated balance sheets and are reflected as cash provided by operating activities in the consolidated statements of cash flows. The Company continues to service, administer and collect the receivables sold under this program. The Company does not record a servicing asset or liability on the consolidated balance sheets as the Company estimates the fee it receives is at fair value. Servicing fees are recorded in the interest and finance costs in the accompanying consolidated statements of income.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars-
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

Inventories: Inventories comprise marine fuel oil ("MFO"), marine gas oil ("MGO"), lubricants and victualling stores, which are stated at the lower of cost or market. Cost is determined by the first in, first out method. Inventory costs include expenditures directly incurred in bringing the inventory to its existing condition and location.

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

Intangible Assets: Intangible assets consist of three concession agreements, in the United Kingdom, the Canary Islands and Panama, one below market acquired time charter in the United States of America, and a non-compete covenant in Belgium. Concession agreements provide an exclusive right to perform bunkering operations at a specific port over a specified period of time. These assets are being amortized over their useful life.

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
(Expressed in thousands of U.S. dollars-
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

Leases: Leases are classified as capital leases if they meet at least one of the following criteria: (i) the leased asset automatically transfers title at the end of the lease term; (ii) the lease contains a bargain purchase option; (iii) the lease term equals or exceeds 75% of the remaining estimated economic life of the leased asset; (iv) or the present value of the minimum lease payments equals or exceeds 90% of the excess of fair value of the leased property. If none of the above criteria is met, the lease is accounted for as an operating lease.

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

Convertible Senior Notes: In accordance with Accounting Standards Codification guidance for convertible debt instruments that contain cash settlement options upon conversion at the option of the issuer, the Company determines the carrying amount of the liability and equity component of its convertible notes by first determining the carrying amount of the liability component by measuring the fair value of a similar liability that does not have an associated equity component. The carrying amount of the equity component representing the embedded conversion option is determined by deducting the fair value of the liability component from the total proceeds. The resulting debt discount is amortized to interest cost using the effective interest method over the period the debt is expected to be outstanding as an additional non-cash interest expense. Transaction costs associated with the instrument are allocated pro-rata between the debt and equity components.

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
(Expressed in thousands of U.S. dollars-
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

Earnings per Common Share: Basic earnings per common share are computed by dividing net income available to common stockholders by the weighted average number of common shares deemed outstanding during the year. Net income available to common stockholders is calculated as net income less that amount allocable to non-vested share-based payment awards that contain rights to receive non-forfeitable dividends or dividend equivalents and participate equally in undistributed earnings. Non-vested share-based payment awards have no contractual obligations to share in the losses of the entity and are therefore excluded from the calculation of loss per share. Diluted earnings per common share reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised. Dilution has been computed by the treasury stock method whereby all of the Company's dilutive securities are assumed to be exercised and the proceeds used to repurchase common shares at the weighted average market price of the Company's common stock during the relevant periods. The incremental shares (the difference between the number of shares assumed issued and the number of shares assumed purchased) are included in the denominator of the diluted earnings per share computation. Non-vested shares are included in the calculation of the diluted earnings per shares, based on the weighted average number of non-vested shares assumed to be outstanding during the period.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars-
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

Financial Instruments: The carrying amounts of the current financial assets and current financial liabilities reported in the consolidated balance sheets approximate their respective fair values because of the short term nature of these financial instruments. The fair value of the revolving credit facilities is estimated based on current rates offered to the Company for similar debt of the same remaining maturities. The carrying value approximates the fair market value for the floating rate loans and revolving credit facilities due to their variable interest rate, being EURIBOR or LIBOR. LIBOR and EURIBOR rates are observable at commonly quoted intervals for the full terms of the loans and hence floating rate loans are considered Level 2 items in accordance with the fair value hierarchy.The Convertible Senior Notes have a fixed rate and their estimated fair values were determined through Level 2 inputs of the fair value hierarchy (quoted price in the over-the counter-market). The estimated fair value of the Convertible Senior Notes at December 31, 2013, is approximately $91,317 compared to a carrying value net of finance charges of $70,825.

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

Fuel Pricing Contracts: Changes in the estimated fair value of the fuel pricing contracts are recognized as components of cost of revenue in the consolidated statement of income. The fair value of the outstanding fuel pricing contracts is presented in the Company's consolidated balance sheet in current assets/liabilities. The Company classifies cash flows related to derivative financial instruments within cash used in operating activities in the consolidated statement of cash flows.

For more information on the Company's derivatives, see Note 16.

Gains/Losses on sale of subsidiary: Gains or losses that result from a loss of a controlling financial interest in a subsidiary are recorded in earnings and are classified as nonoperating gains and losses.

Recent Accounting Pronouncements:

There are no recent accounting pronouncements effective for the current period whose adoption would have a material effect on the Company's consolidated financial statements in the current period.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars-
Except share and per share data, unless otherwise stated)

3.        Significant Acquisitions:

U.S. East Coast Business: On December 18, 2013, the Company, via its subsidiary Aegean Bunkering USA, acquired Hess 's U.S. East Coast operations (the "US East Coast Business"), for a total consideration of $30,000 plus the inventory acquired on closing which amounted to 97,390. The U.S. East Coast business includes physical supplies of marine fuel products to seagoing ships in ports and at sea. The bunkering operations supply the heavily trafficked ports of New York, Philadelphia, Baltimore, Norfolk and Charleston, and include approximately 250,000 cubic meters of leased tank storage. This transaction marks the Company's entry into supplying customers in the U.S. and increases its exposure to U.S. clients worldwide, including leading cruise lines.

The following table presents the fair value of the assets and liabilities as of the acquisition date.

Purchase Price
Cash consideration to sellers	$127,390
Fair Value of Assets and Liabilities Acquired
Inventories	97,390
Lease agreement	1,915
Total fair value of assets and liabilities acquired	99,305
Goodwill	$28,085

Goodwill, which arose on the acquisition, constitutes a premium paid by the Company over the fair value of the net assets of the U.S. East Coast Business, which is attributable to anticipated benefits from the unique position of the U.S. East Coast Business in the markets in which it operates.

The preparation of pro-forma information of the Company as though the acquisition had occurred at the beginning of the current reporting year and of comparable information for the prior reporting year is impracticable due to different accounting principles and policies applied and due to the fact that Hess historically operated  the U.S. East Coast business primarily as part of its integrated distribution network. Therefore, meaningful historical revenue information is not available.  As such, the Company has not presented pro forma earnings information for the years ended December 31, 2012 and 2013.

The amounts of revenue and earnings of the U.S. East Coast Business since the acquisition date included in the consolidated income statements are as follows:

Total revenues	$29,347
Net income	$468

4.	Trade Accounts Receivables Factoring Agreement

In connection with the factoring agreement, renewed on November 12, 2013 and valid until November 14, 2014 the Company sold $761,194 and $572,662 of trade accounts receivable during the fiscal year 2012 and 2013, respectively, net of servicing fees of $1,738 and $1,563, included in the consolidated statements of income for the year ended December 31, 2012 and 2013, respectively (Note 21).

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars-
Except share and per share data, unless otherwise stated)

5.	Transactions with Related Parties:

The transactions with related parties presented in the accompanying consolidated financial statements for the year ended December 31, 2011 are analyzed as follows:

	Sales of Marine Petroleum Products- related companies*	Voyage Revenues*	Other Revenues*	Cost of Marine Petroleum Products- related companies
a) Aegean Oil	-	588	-	404,988
b) Aegean Shipping Management	8,574	-	-	-
c) General Maritime	38,681	-	-	-
e) Aegean V	-	7,019	-	-
f) Other	-	101	154	-
Total	47,255	7,708	154	404,988
*Included in the revenues from related parties in the accompanying consolidated statements of income.

The transactions with related parties presented in the accompanying consolidated financial statements as of and for the year ended December 31, 2012 are analyzed as follows:

	Due from related companies	Trade Payables to related companies	Other Payables to related companies	Sales of Marine Petroleum Products- related companies*	Voyage Revenues*	Cost of Marine Petroleum Products- related companies	Cost of voyage revenues
a) Aegean Oil	$3,508	17,031	531	-	542	455,476	$1,868
b) Aegean Shipping Management	4,713	-	-	7,133	-	-	-
c) General Maritime	1,757	-	-	30,628	-	-	-
d) Melco	-	401	-	4,631	-	2,640	-
e) Aegean V	4,367	-	-	-	8,141	-	-
f) Other	903	-	929	-	72	-	-
Total	$15,248	17,432	1,460	42,392	8,755	458,116	$1,868
*Included in the revenues from related parties in the accompanying consolidated statements of income.

The transactions with related parties presented in the accompanying consolidated financial statements as of and for the year ended December 31, 2013 are analyzed as follows:

	Due from related companies	Trade Payables to related companies	Other Payables to related companies	Sales of Marine Petroleum Products- related companies*	Voyage Revenues*	Cost of Marine Petroleum Products- related companies	Cost of voyage revenues
a) Aegean Oil	$2,012	10,264	1,587	-	-	414,653	$3,976
b) Aegean Shipping Management	9,133	-	-	7,818	-	2,042	-
c) General Maritime	452	-	-	6,258	-	-	-
d) Melco	-	244	6	7,667	-	6,658	-
e) Aegean V	2,210	-	-	-	8,756	-	-
f) Other	847	-	309	1,024	101	-	-
Total	$14,654	10,508	1,902	22,767	8,857	423,353	$3,976
*Included in the revenues from related parties in the accompanying consolidated statements of income.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars-
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

On April 1, 2005, the Company renewed its contract with a ten-year Marine Fuel Supply Service Agreement with the Greek Subcontractor. This contract stipulates that the Company and the Greek Subcontractor must transact for a minimum quantity of marine fuel per month. Under the contract, the Greek Subcontractor undertakes to sell the marine petroleum products to the Company at an amount equal to the Greek Subcontractor's purchase cost of the marine petroleum products from selected Greek refineries, plus a margin. The margin is reviewed and renegotiated annually between the parties. Payments of the Greek Subcontractor's invoices are made within 30 calendar days from the date of receipt of the invoice. Penalties of 10% are imposed on late payments. If requested, the Company undertakes to provide security to the Greek Subcontractor by way of a standby letter of credit or other mutually acceptable guarantee in relation to any outstanding balance from time to time. The agreement terminates on March 31, 2015 unless any of the following situations occur prior to the termination date: (i) the Greek Subcontractor's petroleum trading license terminates or is revoked by the Greek authorities, (ii) upon the breach by any party in the performance of any of its obligations, as defined in the agreement, (iii) upon the liquidation or bankruptcy of any party. The Company has a unilateral right to terminate the agreement by serving 12 months written notice. During the years ended December 2011, 2012 and 2013, the Company purchased from the Greek Subcontractor marine petroleum products of $404,988, $455,476 and $414,653, respectively, all of which are included under related companies' cost of marine petroleum products sold in the accompanying consolidated statements of income.

Additionally, during the year ended December 31, 2012 and 2013 the Company purchased marine petroleum products of $1,868 and $3,976, respectively that were consumed in connection with our voyage revenues and are included in the cost of voyage revenues in the accompanying consolidated statements of income.

As of December 31, 2012 and 2013, the amounts due to the Greek Subcontractor were $17,031 and $10,264 respectively, and are included under trade payables to related companies in the accompanying consolidated balance sheets.

As at December 31, 2012 and 2013, the amounts due from the Greek Subcontractor were $3,508 and $2,012 respectively, and are included under due from related companies in the accompanying consolidated balance sheets.

Additionally, as of April 5, 2010, the Greek Subcontractor and the Company's subsidiary Aegean Gas, owner of the vessel Mediterranean signed an agreement so that the Greek Subcontractor could use the vessel as a storage facility upon a rate of €35,000 per month. For the years ended December 31, 2011, 2012 and 2013, the Company's revenue under this contract was $588, $542 and $0, respectively and is presented under the revenues from related parties in the accompanying consolidated statement of income.

As at December 31, 2012 and 2013, the Company is also liable to the Greek Subcontractor for the amount of $531 and $1,587 deriving from the purchase of bunkers for own consumption and are included in the other payables to related parties in the accompanying consolidated balance sheets.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars-
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

Aegean Shipping is a customer of the Company. It purchases marine fuel and lubricants, which it consumes during the voyages of its vessels. The Company's sales of marine fuel and lubricants to Aegean Shipping for the years ended December 31, 2011, 2012 and 2013, amounted to $8,574, $7,133 and $7,818, respectively, and are included under related companies' revenues in the accompanying consolidated statements of income.

The Company occasionally uses vessels of Aegean Shipping for transportation of its cargo.  It incurred hire charges from Aegean Shipping for the years ended December 31, 2013 of amount $2,042, which is included under related companies' cost of marine petroleum products sold in the accompanying consolidated statements of income.

As at December 31, 2012 and 2013, the amounts due from Aegean Shipping were $4,713 and $9,133 respectively, and are included in the accompanying consolidated balance sheets.

(c)	General Maritime Corporation ("General Maritime"):

Aegean's Chairman of the Board, Mr. Peter C. Georgiopoulos, also serves as Chairman, President and Chief Executive Officer of General Maritime which is a tanker company. During the years ended December 31, 2011, 2012 and 2013, the Company's sales to General Maritime amounted to $38,681, $30,628 and $6,258, respectively, which are included under related companies' sales of marine petroleum products in the accompanying consolidated statements of income. As at December 31, 2012 and 2013, the amounts due from General Maritime were $1,757 and $452, respectively, which are included in the accompanying consolidated balance sheets.

(d)	Melco S.A. ("Melco")

During the year ended December 31, 2011, the Company had no transactions with Melco. During the year ended December 31, 2012, the Company sold to and purchased from Melco, which is owned and controlled by relatives of Mr. Dimitris Melisanidis, marine petroleum products of $4,631 and $2,640, respectively, which is included under the related companies' sales and cost of marine petroleum products in the accompanying consolidated statements of income. During the year ended December 31, 2013, the Company sold to and purchased from Melco, marine petroleum products of $7,667 and $6,658, respectively. As at December 31, 2012 and 2013, the Company had a liability to Melco of $401 and $244, respectively.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars-
Except share and per share data, unless otherwise stated)

5.	Transactions with Related Parties: (Continued)

(e)	Aegean V ("Aegean V'')

In 2011, two vessel-owning subsidiaries of the Company entered into separate contracts with Aegean V, which is owned and controlled by relatives of Mr. Dimitris Melisanidis. According to these agreements the vessels Amorgos and Karpathos provide freight services to the related party and recognize revenue that is dependent on the distance and the volumes of the transportation. For the years ended December 31, 2011, 2012 and 2013 the Company's revenue under these contracts was $7,019, $8,141 and $8,756, respectively, and is presented under the revenues from related parties in the accompanying consolidated statements of income.

As at December 31, 2012 and 2013, the amount due from Aegean V was $4,367 and $2,210 respectively, and is included in the accompanying consolidated balance sheets.

(f)	Other companies:

The amounts due from other companies affiliated with Aegean's Chairman of the Board, Mr. Peter C. Georgiopoulos, were $329 and $269 as of December 31, 2012 and 2013, respectively, and are included under due from related companies in the accompanying consolidated balance sheets.

The amounts due from other companies owned Mr. Dimitris Melisanidis or his relatives were $574 and $578 as of December 31, 2012 and 2013, respectively, and are included under due from related companies in the accompanying consolidated balance sheets.

The amounts due to other companies owned Mr. Dimitris Melisanidis or his relatives were $929 and $309 as of December 31, 2012 and 2013, respectively, and are included under other payables to related companies in the accompanying consolidated balance sheets.

Sales of marine petroleum products to other companies of  Mr. Peter C. Georgiopoulos were $1,024 for the year ended December 31, 2013 and are included in the accompanying consolidated statements of income.

Voyage and other revenues from other companies owned Mr. Dimitris Melisanidis or his relatives were $255, $72 and $101 as of December 31, 2011, 2012 and 2013, respectively, and are included under related companies' revenues in the accompanying consolidated statements of income.

Under general and administrative expenses in the accompanying consolidated statements of income the Company includes office rentals paid to a related company owned by Mr. Dimitris Melisanidis under the head offices rental agreements of $764, $671 and $724 as of December 31, 2011, 2012 and 2013, respectively.

On December 23, 2013, the Company sold the vessel Vigo, to a related company owned by Mr. Dimitris Melisanidis. The loss on sale of this vessel of $206 is included under the loss on sale of vessels in the consolidated statements of income (Note 10).

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars-
Except share and per share data, unless otherwise stated)

6.	Inventories:

The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

	December 31,
	2012	2013
Held for sale:
Marine Fuel Oil	$141,590	$270,066
Marine Gas Oil	33,965	27,812
	175,555	297,878
Held for consumption:
Marine fuel	4,145	4,477
Lubricants	972	809
Stores	24	20
Victuals	130	113
	5,271	5,419
Total	$180,826	$303,297

7.	Prepayments and Other Current Assets:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	December 31,
	2012	2013
VAT receivable	12,736	5,064
Receivables from storage facilities	1,304	3,938
Receivables from voyages	2,631	6,419
Other prepayments and current assets	15,461	23,286
Total	$32,132	$38,707

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars-
Except share and per share data, unless otherwise stated)

8.	Advances for Vessels under Construction and Acquisitions:

On August 23, 2013, the Company signed an agreement with the Zijinshan shipyard, for the construction of a 3,600 dwt non self-propelled tanker barge (hull number B003). The construction price of the contract is $3,950 and is payable with the progress of the construction.

As of December 31, 2013, the account, advances for vessels under construction and acquisitions, is analyzed as follows:

			December 31, 2013
Vessel Name	Year of Expected Delivery	Contract Amount	Contract Payments	Capitalized Costs	Total
Zijishan B003	2014	$3,950	1,580	5	$1,585
	Total	$3,950	1,580	5	$1,585

Interest on the advances paid by the Company in respect of these contracts is computed at the weighted average borrowing cost of the Company, for the duration of the construction period, and capitalized on advances for vessels under construction on the accompanying balance sheets.  Total interest capitalized for the years ended December 31, 2011, 2012 and 2013 was $274, $58 and $5 respectively (Note 21).

As of December 31, 2013, the remaining obligations under the construction contract which are payable within 2014 are $2,370.

During the years ended December 31, 2012 and 2013, the movement of the account, advances for vessels under construction and acquisitions, was as follows:

	Year Ended December 31,
	2012	2013
Balance at beginning of year	$11,553	$-
Advances for vessels under construction and related costs	2,302	1,585
Vessel delivered	(13,855)	-
Balance at end of year	$-	$1,585

The Company accepted delivery of the following vessel during the year ended December 31, 2012. No vessel was delivered during the year ended December 31, 2013.

Shipyard	Vessel Hull DN	Vessel Name	DWT	Date of Delivery	Contract Construction Price	Engineering Costs	Other Construction Cost
Quingdao	QHS -228	SYMI	6,256	04/11/2012	$10,600	$1,600	$1,655

9.	Advances for Other Fixed Assets under Construction:

Fujairah in-land storage facility: In July 2010, the Company assumed a 25-year terminal lease agreement, as a result of the transfer of all the shares of Aegean Oil Terminal Corporation from a related party. The agreement, signed by the Company's subsidiary, Aegean Oil Terminal Corporation, and the Municipality of Fujairah will be automatically renewed for an additional 25 years and was assumed to build an in-land storage facility in the United Arab Emirates. The Company is expected to complete the construction of the new facility in the second half of 2014 and the payments of the contractual amounts are made with the progress of the construction. As of December 31, 2013, the Company has paid advances for construction of the in-land storage facility and other related costs amounting to $151,825 and we capitalized interest of amount $7,237. The contractual obligations arising from signed contracts relating to this project after December 31, 2013 are approximately $13,000 for 2014.

Interest on the advances paid by the Company in respect of Fujairah storage facility is computed at the weighted average borrowing cost of the Company, for the duration of the construction period, and capitalized on advances for other fixed assets under construction on the accompanying balance sheets. Total interest capitalized for the years ended December 31, 2011, 2012 and 2013 was $787, $2,356 and $4,565, respectively.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars-
Except share and per share data, unless otherwise stated)

10.	Vessels:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Vessel Cost	Accumulated Depreciation	Net Book Value
Balance, December 31, 2011	$545,684	$(71,244)	$474,440
- Vessels acquired and delivered	13,855	-	13,855
- Vessels sold	(27,418)	13,633	(13,785)
- Depreciation for the year	-	(21,484)	(21,484)
Balance, December 31, 2012	532,121	(79,095)	453,026
- Vessels acquired and delivered	-	-	-
- Vessels sold	(14,896)	2,874	(12,022)
- Depreciation for the year	-	(19,475)	(19,475)
Balance, December 31, 2013	$517,225	$(95,696)	$421,529

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

On June 14, 2012, the Company sold the vessel Hope to an unaffiliated third-party purchaser for an aggregate price of $1,442. The gain on sale of $509 was calculated as the sale price less the carrying value of the vessel of $541 and the carrying value of unamortized dry-docking costs of $392. This gain is included under the loss on sale of vessels in the consolidated statements of income.

On October 23, 2012, the Company sold the vessel Aegean Star to an unaffiliated third-party purchaser for an aggregate price of $1,782. The loss on sale of $1,748 was calculated as the sale price less the carrying value of the vessel of $3,530. This loss is included under the loss on sale of vessels in the consolidated statements of income.

On February 06, 2013, the Company sold the vessel Tulip to an unaffiliated third-party purchaser and generated net proceeds of $1,683. The loss on sale of $634 was calculated as the net proceeds less the carrying value of the vessel of $1,977 and the carrying value of unamortized dry-docking costs of $340. This loss is included under the loss on sale of vessels in the consolidated statements of income.

On February 26, 2013, the Company sold the vessel Aeolos to an unaffiliated third-party purchaser and generated net proceeds of $6,125. The loss on sale of $2,634 was calculated as the net proceeds less the carrying value of the vessel of $8,759. This loss is included under the loss on sale of vessels in the consolidated statements of income.

On April 24, 2013, the Company sold the vessel Ellen to an unaffiliated third-party purchaser and generated net proceeds of $182 (€140,000). The loss on sale of $512 was calculated as the net proceeds less the carrying value of the vessel of $313 and the carrying value of unamortized dry-docking costs of $381. This loss is included under the loss on sale of vessels in the consolidated statements of income.

On August 23, 2013, the Company sold the vessel Elbe to an unaffiliated third-party purchaser and generated net proceeds of $100 (€75,000). The loss on sale of $37 was calculated as the net proceeds less the carrying value of the vessel of $137. This loss is included under the loss on sale of vessels in the consolidated statements of income.

On October 29, 2013, the Company sold the vessel Steidamm, a 1,634 dwt single-hull bunkering tanker, to a third-party purchaser and generated net proceeds of $238 (€175,000). The loss on sale of $289 was calculated as the net proceeds less the carrying value of the vessel of $527. This loss is included under the loss on sale of vessels in the consolidated statements of income.

On December 23, 2013, the Company sold the vessel Vigo, a 1,319 dwt single-hull bunkering tanker, to a related party and generated net proceeds of $103 (€75,000). The loss on sale of $206 was calculated as the net proceeds less the carrying value of the vessel of $309. This loss is included under the loss on sale of vessels in the consolidated statements of income.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars-
Except share and per share data, unless otherwise stated)

10.	Vessels: (Continued)

During the years ended December 31, 2012, the Company took delivery of the following vessel:

Vessel Name	Date of operation	Year Built	Size (dwt)	Total cost capitalized
Symi	05/23/2012	2012	6,256	$13,855

During the year ended December 31, 2013, no vessel delivery took place.

Cost of vessels at December 31, 2012 and 2013, includes $59,339 and $50,456, respectively, of amounts not included in the contract price of the vessels but which were material expenses incurred upon acquisition and are capitalized in accordance with the accounting policy discussed in Note 2.

As of December 31, 2013, all of the Company's operational vessels except for the Mediterranean, Leader, Tapuit, Aegean X, Aegean XI, Aegean Rose, Aegean Daisy, Aegean Princess, Aegean Breeze, Aegean Tiffany, Aegean Flower, PT25, PT36, PT22 and Colorado, having total carrying value of $360,714, were mortgaged under the Company's various debt agreements.

11.	Other Fixed Assets:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Land	Buildings	Other	Total
Cost, December 31, 2011	$9,036	$3,459	$2,639	$15,134
- Additions	-	-	844	844
- Disposals	-	-	(78)	(78)
Cost, December 31, 2012	9,036	3,459	3,405	15,900
- Additions	-	-	10,734	10,734
- Disposals	-	-	(943)	(943)
Cost, December 31, 2013	9,036	3,459	13,196	25,691

Accumulated depreciation, December 31, 2011	-	412	1,556	1,968
- Depreciation expense	-	38	580	618
- Disposals	-	-	(78)	(78)
Accumulated depreciation, December 31, 2012	-	450	2,058	2,508
- Depreciation expense	-	69	923	992
- Disposals	-	-	(718)	(718)
Accumulated depreciation, December 31, 2013	-	519	2,263	2,782

Net book value, December 31, 2011	9,036	3,047	1,083	13,166
Net book value, December 31, 2012	9,036	3,009	1,347	13,392
Net book value, December 31, 2013	$9,036	$2,940	$10,933	$22,909

During the fourth quarter of 2013 the Company set up security equipment on its vessels of total amount $4,634, which is being depreciated over in its estimated useful life of five years.

During the same period the Company transferred to the other fixed assets the advances for other fixed assets under construction incurred amounting to $5,598 on the Las Palmas terminal site related to additions and improvements on its storage facilities. Interest on the advances paid by the Company in respect to these additions is included in the capitalized amount and is computed at the weighted average borrowing cost of the Company. Total interest capitalized for the years ended December 2011, 2012 and 2013 was $0, $0 and $130 respectively (Note 21).

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars-
Except share and per share data, unless otherwise stated)

12.	Deferred Charges:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Drydocking	Financing Costs	Total
Balance, December 31, 2011	$18,257	$1,345	$19,602
- Additions	6,293	390	6,683
- Disposals	(1,113)	-	(1,113)
- Amortization for the year	(7,573)	(1,037)	(8,610)
Balance, December 31, 2012	15,864	698	16,562
- Additions	8,929	10,627	19,556
- Disposals	(722)	-	(722)
- Amortization for the year	(7,078)	(840)	(7,918)
Balance, December 31, 2013	$16,993	$10,485	$27,478

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

The goodwill presented in the accompanying consolidated balance sheets is analyzed as follows:

	Year Ended December 31,
	2012	2013
Balance at beginning of year	$37,946	$37,946
U.S. East Coast business acquisition	-	28,085
Balance at end of year	$37,946	$66,031

The Company calculated the fair value of the reporting unit using the discounted cash flow method, and determined that the fair value of the reporting unit exceeded its book value including the goodwill. The discounted cash flows calculation is subject to management judgment related to revenue growth, capacity utilization, the weighted average cost of capital (WACC), of approximately 7%, and the future price of marine fuel products. No impairment loss was recorded for any of the periods recorded.

Intangible assets: The Company also has identified finite-lived intangible assets associated with concession agreements acquired with the purchase of the Portland subsidiary, Las Palmas and Panama with remaining weighted-average amortization period of 16.1 years and a non-compete covenant acquired with the Aegean NWE Business with remaining amortization period of 2.8 years. The total remaining weighted-average amortization period of finite-lived intangible assets is 13.6 years as of December 31, 2013. The values recorded have been recognized at the date of the acquisition and are amortized on a straight line basis over their useful life.

In connection with the acquisition of the U.S. East Coast business, the Company acquired an agreement for the charter-in of a barging vessel, which extends through September 9, 2014. This contract includes fixed day rate that is below day rate available as of the acquisition date. After determining the aggregate fair value of this contract as of the acquisition, the Company recorded the respective contract fair value on the consolidated balance sheet under Intangible assets.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars-
Except share and per share data, unless otherwise stated)

13.      Goodwill and intangible assets (Continued):

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

		Below Market Acquired Time Charter	Concession Agreements	Non-compete covenant	Total

Cost	December 31, 2012	$-	$19,797	$3,365	$23,162
	December 31, 2013	1,915	19,797	3,365	25,077

Accumulated Amortization	December 31, 2012	-	(3,222)	(1,422)	(4,644)
	December 31, 2013	(94)	(4,214)	(1,939)	(6,247)

NBV	December 31, 2012	-	16,575	1,943	18,518
	December 31, 2013	1,821	15,583	1,426	18,830
	2014	1,821	986	517	3,324
	2015	-	988	517	1,505
Amortization Schedule	2016	-	988	392	1,380
	2017	-	988	-	988
	2018	-	988	-	988
	Thereafter	$-	$10,645	$-	$10,645

14.	Short-term Borrowings:

The amounts comprising short-term debt in the accompanying consolidated balance sheets are analyzed as follows:

Short-term borrowings:	December 31, 2012	December 31, 2013
Loan Facility:
(a) Revolving overdraft credit facility dated 07/26/2013	$7,993	$7,993
(b) Senior secured revolving credit facility dated 11/21/2013	50,000	-
(c) Trade credit facility dated 8/9/2013	92,126	20,853
(d) Revolving credit facility dated 11/16/2013	66,000	65,120
(e) Revolving credit facility dated 9/1/2013	47,528	28,467
(f) Revolving credit facility dated 5/10/2013	58,105	109,871
(g) Security agreement dated 12/17/2013	-	99,286
Total short-term borrowings	$321,752	$331,590

The above dates show the later of the date of the facility, the date of the most recent renewal or the date the loan was assumed by the Company.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars-
Except share and per share data, unless otherwise stated)

14.	Short-term Borrowings: (Continued)

a)
On March 30, 2011, the Company renewed its annually renewable revolving overdraft credit facility with a credit limit of up to $10,000 and on June 29, 2012 and July 26, 2013 the Company signed supplemental agreements, which reduces the facility amount to $8,000 and extends the facility until April 30, 2014.

The supplemental facility bears interest at LIBOR plus 6.0%, is collateralized by, among other things, a first priority mortgage over each of the vessels Aegean Ace and Aegean Champion and requires the Company to maintain a minimum security value of 125%. Furthermore, the credit facility contains financial covenants requiring the Company to ensure that (i) adjusted consolidated book net worth, as defined, not be less than $175,000, (ii) consolidated leverage ratio, as defined, not to exceed 0.75-to-one, and (iii) consolidated liquid funds (total cash and cash equivalents and the undrawn amount of any committed overdraft facilities available to the Company) ("liquid funds"), as defined, not be less than $25,000.

b)	On December 20, 2012, the Company renewed its senior secured revolving credit facility with the bank for an amount of $50,000 and interest at LIBOR plus 4%.

On June 12, 2013 and November 21, 2013 the Company signed a renewed facility, which matured on November 30, 2013. The facility is collateralized by, among other things, the Company's receivables and corporate guarantee, and bears interest at LIBOR plus 4.0%. The credit facility contains certain covenants and undertakings that require, among other things, that the Company maintain its listing on the New York Stock Exchange, the net equity base will not be less than $175,000, the interest coverage ratio will not be less than 1.3-to-one; the total liabilities to total assets will not exceed 75% and the Company maintain additional free liquidity of $30,000 at the end of each calendar month and an average minimum daily free liquidity of $15,000.

c)
In July 2012, the Company renewed the uncommitted trade credit facility with an international commercial lender for an amount up to $220,000. The availability of any letters of credit, overdrafts or cash advances under the trade credit facility is subject to the lender's discretion. The facility is guaranteed by the Company and is collateralized by, among other things, the Company's assigned receivables and fuel oil and gas oil stored or to be stored in a storage facility acceptable to the lender and pledged in its favor. The facility bears interest at LIBOR plus 2.50%. The facility contains financial covenants requiring, among other things, that AMP's minimum total net equity is at least $80,000 and has minimum cash collateral of $5,000 at all times; the Company maintains its listing on the New York Stock Exchange; has total net equity not less than $250,000; and has a minimum current ratio of 1.15 with a minimum working capital of $50,000.

On August 9, 2013, the Company renewed the uncommitted secured and storage borrowing base facility changing the facility amount to $200,000 with a sub-limit of up to $100,000 for the financing of purchases of stored products Existing financial covenants, apart from the minimum net equity that should not be less than $350,000, and interest rates apply.

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

e)
On September 1, 2013, the Company's subsidiary Aegean NWE renewed with the Belgian bank its annually renewable overdraft facility for an amount up to $70,000 and €500,000. The facilities are collateralized by the Company and drawdowns on the facilities are limited to a maximum of 90% of the accounts receivable accepted by the banks and credit-insured, equally shared between the Belgian banks. The facility bears interest at LIBOR plus 2.50% for drawdowns and 2.00% for overdrafts.

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

-

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars-
Except share and per share data, unless otherwise stated)

14.      Short-term Borrowings: (Continued)

On May 10, 2012 and 2013, the Company signed a third amendment renewing for a one-year term and until the drawdown of our 2013 Secured Multicurrency Revolving Credit Facility. The renewed facility bears interest at LIBOR plus 2.4% and the financial covenants are that the Company shall ensure at all times that working capital is not less than $75,000, the liable capital of the Company, which is defined as its capital, revenue reserves, minority interests and subordinated debt less its intangible assets and any loans of to related companies, is not less than $375,000 and that its current ratio is not less than 1.10 until March 31, 2013. After that date, the current ratio shall not be less than 1.15.

g)
On December 17, 2013, the Company's subsidiary, Aegean Bunkering U.S.A., which acquired the U.S. East Coast Business acquisition (Note 3) signed a loan agreement for an amount up to $150,000 with an international bank in order to fund the purchases of the inventories as defined in the purchase agreement. The facility matures on June 18, 2014 and bears interest at LIBOR plus 2.9%.

Obligations with a maturity of less than one year amounting to $115,000 have been presented as long-term, as the Company had the intent to and ability to refinance the obligations on a long-term basis through the facility available under the financing agreement that the Company has entered on September 19, 2013 as discussed in Note 15.

As at December 31, 2013, the Company was in compliance with all of its covenants contained in its credit facilities.

Interest: Total interest incurred on short-term borrowings for the years ended December 31, 2011, 2012 and 2013 amounted to $10,921, $13,141 and $14,045, respectively (Note 21) and is included in interest and finance costs, in the accompanying consolidated statements of income. During the years ended December 31, 2011, 2012 and 2013, the weighted average interest rate (including the margin) was 3.29%, 3.24%, and 3.72%, respectively.

Amounts available under Short-term Loan Program: As of December 31, 2013, the Company had $480,514 available undrawn amount under its short-term loan agreements to finance working capital requirements and it recognized commitment fees of $1,947 for its undrawn amounts, included in the interest and finance cost, see Note 21.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars-
Except share and per share data, unless otherwise stated)

15.	Long-term Debt:

The amounts of the Company's long term indebtedness in the accompanying consolidated balance sheets are analyzed as follows:

		December 31,
		2012	2013
(a)	Serifos, Kithnos, Santorini, Paros, Naxos	$24,940	$22,539
(b)	Milos, Amorgos, Kimolos, Syros, Mykonos	19,820	17,020
(c)	Eton, Benmore and Ingram	20,985	19,019
(d)	Tasman and Santon	13,600	12,376
(e)	Kerkyra, Ithaki, Kefalonia, Paxoi, Zakynthos, Lefkas, Kythira	52,802	49,374
(f)	Andros, Dilos, Ios, Sifnos, Tinos	33,949	29,675
(g)	Kassos, Tilos, Halki, Symi	30,734	27,555
(h)	Aegean III, VIII, XII	6,326	3,971
(i)	Blatoma	2,175	1,922
(j)	Verbeke Bunkering	1,322	275
(k)	Seatra	6,631	6,386
(l)	Overdraft facility under senior secured credit facility dated 05/30/2013	118,250	-
(m)	Corporate credit facility dated 03/11/2013	-	73,500
(n)	Senior convertible notes	-	73,115
(o)	Trade credit facility dated 8/9/2013	-	115,000
	Total	331,534	451,727
	Less: Current portion	(144,042)	(34,983)
	Long-term portion	$187,492	$416,744

(a)
On August 30, 2005, the Company's subsidiaries, Serifos, Kithnos, Santorini, Paros and Naxos, as co-borrowers, jointly and severally entered into a syndicated secured term loan with an international bank for an amount of $35,500 to partially finance the construction costs of vessels Serifos, Kithnos, Santorini, Paros, Naxos, respectively (five tranches of $7,100 each).

The loan bears interest at LIBOR plus 1.55% from January 1, 2011. During the years ended December 31, 2011, 2012 and 2013, the weighted average interest rate (including the margin) was 1.86%, 2.01% and 1.83%, respectively, while at December 31, 2012  and 2013, the interest rate (including the margin) was 1.87% and 1.79%, respectively.

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
(Expressed in thousands of U.S. dollars-
Except share and per share data, unless otherwise stated)

15.       Long-term Debt: (Continued)

On December 19, 2006, this facility was refinanced by a term loan (with identical terms and conditions) with the same bank under the 2006 Senior Secured Credit Facility.

The loan bears interest at LIBOR plus 1.15% plus additional compliance costs. During the years ended December 31, 2011, 2012 and 2013, the weighted average interest rate (including the margin) was 1.37%, 1.40% and 1.36%, respectively, while at December 31, 2012 and 2013, the interest rate (including the margin) was 1.38% and 1.36%, respectively.

The loan agreement contains financial covenants requiring the Company to ensure that market value adjusted net worth shall not be less than $410,000; that minimum liquidity shall not be less than $30,000 held with the lender at the end of each month with average minimum daily free liquidity of $15,000; that the ratio of total liabilities to total assets shall not exceed 0.65-to-one, which was amended to 0.70-to-one, applied as of December 31, 2011. Under the agreement we are also required to maintain a minimum coverage ratio of 1.60-to-one and current ratio of at least the minimum of 1.05-to-one and the one set by the other lenders. After January 31, 2013 the minimum current ratio is 1.15-to-one.

(c)
On October 25, 2006, the Company's subsidiaries, Eton, Benmore and Ingram, as co-borrowers, jointly and severally entered into a syndicated secured term loan with an international bank for an amount of $26,250 to partially finance the construction costs of vessels Patmos, Nisyros, Karpathos (three tranches of $8,750 each).

The loan bears interest at LIBOR plus 1.30% from January 1, 2011. During the years ended December 31, 2011, 2012 and 2013, the weighted average interest rate (including the margin) was 1.80%, 1.76% and 1.58%, respectively, while at December 31, 2012 and 2013, the interest rate (including the margin) was 1.65% and 1.55%, respectively.

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

The loan bears interest at LIBOR plus 1.15% on the principal amount repayable in quarterly installments (for each tranche: $6,160) and at LIBOR plus 1.25% on the principal amount repayable in a balloon payment (for each tranche: $2,640). During the years ended December 31, 2011, 2012 and 2013, the weighted average interest rate (including the margin) was 1.48%, 1.46% and 1.42%, respectively, while at December 31, 2012 and 2013, the interest rate (including the margin) was 1.40% and 1.36%, respectively.

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

The loan bears interest at LIBOR plus 1.15% before delivery of each vessel and at LIBOR plus 1.30% from January 1, 2011, amended with a supplemental agreement, after such vessel's delivery. During

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars-
Except share and per share data, unless otherwise stated)

15.	Long-term Debt: (Continued)

the years ended December 31, 2011, 2012 and 2013, the weighted average interest rate (including the margin) was 1.80%, 1.76% and 1.58%, respectively, while at December 31, 2012 and 2013, the interest rate (including the margin) was 1.64% and 1.54%, respectively.

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

During the years ended December 31, 2011, 2012 and 2013, the weighted average interest rate (including the margin) was 1.68%, 1.94% and 1.72%, respectively, while at December 31, 2012 and 2013, the interest rate (including the margin) was 1.81% and 1.68%, respectively.

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

The loan bears interest at LIBOR plus 1.40% from January 1, 2011, amended with a supplemental agreement, and is collateralized by the first priority mortgage on the four vessels. During the years ended December 31, 2011, 2012 and 2013, the weighted average interest rate (including the margin) was 1.86%, 1.87% and 1.68%, respectively, while at December 31, 2012 and 2013, the interest rate (including the margin) was 1.76% and 1.65%, respectively.

The loan agreement contains financial covenants requiring the Company to ensure that book net worth shall not be less than $375,000; that the ratio of total liabilities to total assets shall not exceed 0.75-to-one; that

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars-
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

On June 29, 2012 and thereafter on July 11, 2013, the company signed a supplemental agreement, to extend the quarterly repayments until January 8, 2016, amending the interest rate at LIBOR plus 5.25%.

During the years ended December 31, 2011, 2012 and 2013, the weighted average interest rate (including the margin) was 1.85%, 3.17% and 4.87%, respectively, while at December 31, 2012 and 2013, the interest rate (including the margin) was 4.65% and 5.57%, respectively.

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

(j)
On April 1, 2010, the Company, through the Aegean NWE business acquisition, assumed a loan agreement of an amount of €4,000,000 with a Belgian bank dated on February 25, 2009. The facility bears interest of EURIBOR plus 2.5%. During the year ended December 31, 2011, 2012 and 2013 the weighted average interest rate (including the margin) was 4.23% , 3.89% and 3.83%, while at December 31, 2012 and 2013, the interest rate (including the margin) was 2.72%.

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

(l)
On March 3, 2011, the Company renewed retroactively from February 1, 2011, the senior secured syndicated revolving credit and letter of credit facility that was signed on March 16, 2009 for a period of two years, The amount of the facility was up to $1,000,000, for working capital and general corporate purposes. The facility expired on January 30, 2013 and had a credit limit of up to $210,000 consisting of a committed amount of up to $125,000 and an uncommitted amount of up to $85,000. The facility bore interest at LIBOR plus 3.00%, while documentary and standby letters of credit were subject to commissions of 0.70% and 1.60%, respectively. The loan agreement contained financial covenants that require the Company to maintain: book net worth of not less than $375,000; minimum liquidity of not be less than $30,000 held with the lender at the end of each month with average minimum daily free liquidity of $15,000; a ratio of total liabilities to total assets of no more than 0.70-to-one; interest coverage ratio higher than 1.35, which increased to 1.60 from the first quarter of 2012, and a current ratio of not less than 1.15. The Company agreed with its lenders to extend the maturity date until November 30, 2013 of the credit facility in order to accommodate for the completion of its global facility.

(m)
On March 11, 2013, the Company's subsidiary, Aegean Oil Terminal Corporation entered into a credit facility for an aggregate amount of $73,500 with an international commercial bank to finance the construction of our new oil terminal in Fujairah. The loan is repayable in quarterly installments beginning March 31, 2014 and bears interest at LIBOR plus a margin of 5.25%.

The agreement contains financial covenants that require the Company maintain a consolidated net working capital not less than $50,000 until the end of the quarter of the first utilization date and $125,000 thereafter; consolidated tangible net worth not less than $410,000; current ratio not less than 1.05-to-one until the end of the quarter of the first utilization date and 1.15-to-one; consolidated total liabilities to total assets not more that 0.70-to-one; consolidated EBITDA to interest expense not less than 1.90-to one.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars-
Except share and per share data, unless otherwise stated)

(n)
On October 23, 2013 the Company issued $75,000 aggregate principal amount of 4% Convertible Unsecured Senior Notes ("Notes"), which are due November 1, 2018. The full over allotment option granted was exercised and an additional $11,250 Notes were purchased by the underwriters. Accordingly, $86,250 in aggregate principal amount of Notes was sold, resulting in aggregate net proceeds of approximately $83,447 after the underwriters commissions.

The holders may convert their Notes at any time on or after May 1, 2018, but prior to maturity. However, holders may also convert their Notes prior to May 1, 2018, under the following circumstances: (1) if the closing price of the common stock reaches and remains at or above 130% of the conversion price of $14.23 per share of common stock, or 70.2679 shares of common stock per $1,000 aggregate principal amount of Notes, in effect on that last trading day, for at least 20 trading days in the period of 30 consecutive trading days ending on the last trading day of the calendar quarter immediately preceding the calendar quarter in which the conversion occurs; (2) during the five consecutive trading-day period after any five consecutive trading-day period in which the trading price per $1,000 principal amount of the Notes for each day of that period was less than 98% of the closing price of the Company's common stock multiplied by then applicable conversion rate; or (3) if specified distributions to holders of the Company's common stock are made or specified corporate events occur.

Since the Notes contain a cash settlement option upon conversion at the option of the issuer, the Company has bifurcated, at the issuance date, the $86,250 principal amount of the Notes into liability and equity components of $72,696 and $13,554, respectively, by first determining the carrying amount of the liability component of the Notes by measuring the fair value of a similar liability that does not have an associated equity component. The equity component was calculated by deducting the fair value of the liability component from the total proceeds received at issuance.

The Company's interest expense associated with these Notes is based on an effective interest rate of 9% and the difference from the interest payable upon the Notes is amortized until the expiration of the Notes and included under interest and finance cost in the accompanying consolidated statements of income (Note 21).

The total interest expense related to the Notes in the Company's consolidated financial statements statement of income for the year ended December 31, 2013 amounted to $1,143 of which $491 are non-cash amortization of the discount on the liability component and of the transaction costs allocated to the liability component, $652 are the contractual interest payable semi-annually at a coupon rate of 4% per year.

(o)
Obligations with a maturity of less than one year amounting to $115,000 have been presented as long-term in accordance with US GAAP as the Company had the intent to and ability to refinance the obligations on a long-term basis through the financing agreement that the Company has entered on September 19, 2013 discussed below.

On September 19, 2013, Aegean Marine Petroleum S.A., Aegean Petroleum International Inc. and Aegean NWE N.V., our wholly-owned subsidiaries, entered into a $1 billion Secured Multicurrency Revolving Credit Facility with a syndicate of commercial lenders, which the Company and these subsidiaries have guaranteed. The facility is comprised of three tranches, consisting of Tranche A of $155,000 for a one year tenor, Tranche B of $115,000 for a two year tenor and Tranche C of $730,000 for an uncommitted tenor. Outstanding amounts under Tranche A and Tranche B bear interest at LIBOR, plus a margin of 2.5% and 2.9%, respectively, and outstanding amounts under Tranche C bear interest at a rate determined by the relevant lender that represents its cost of funds, plus a margin of 2.4%. The facility imposes certain operating and financial restrictions on us, which restrict our ability to incur debt, change our legal and beneficial ownership, merge or consolidate, acquire or incorporate companies and change our business activities. In addition, the facility contains financial covenants which require the Company to maintain (i) minimum consolidated net working capital of not less than $35,000 which will increase to $125 million following the quarter of the first utilization date, (ii) consolidated net tangible net worth of $410,000, (iii) a current ratio of at least 1.04 to-one which will increase to 1.15-to-one following the quarter of the first utilization date and (iv) an interest cover ratio of at least 1.9-to-one. Following satisfaction of all closing conditions, we will use a portion of the proceeds of this facility to repay certain of our existing working capital facilities. We had no outstanding balance under this facility as of December 31, 2013.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars-
Except share and per share data, unless otherwise stated)

15.	Long-term Debt: (Continued)

As at December 31, 2013, the Company was in compliance with all of its covenants contained in its credit facilities.

As of December 31, 2013, the outstanding vessel-financing loans are generally collateralized as follows:

·       First priority assignment of the shipbuilding contracts and first priority mortgages over the vessels (when completed);

·       Assignments of insurance and earnings of the mortgaged vessels (when completed);

·       An undertaking from the vessels' manager.

The vessel-financing loan agreements contain ship finance covenants including restrictions as to changes in management and ownership of the vessels, additional indebtedness and mortgaging of vessels without the bank's prior consent as well as minimum requirements regarding the ratio of the market value of the relevant vessel to the outstanding loan amount and the ratio of the insured amount of the relevant vessel to the outstanding loan amount. In addition, the borrowing companies and/or their managers must maintain working capital accounts with the lending banks, as defined in the loan agreements. Furthermore, the vessel-owning subsidiary companies are not permitted to pay any dividends without the lenders' prior consent. As of December 31, 2013, most of the Company's  vessels, having a total carrying value of $344,858, has been provided as collateral to secure the long-term debt discussed above.

Total interest incurred on long-term debt for the years ended December 31, 2011, 2012 and 2013 amounted to $9,386, $8,933 and $7,264, respectively, (Note 21) and is included in interest and finance costs in the accompanying consolidated statements of income. Accrued interest expense on long-term debt as of December 31, 2012 and 2013 amounted to $349 and $1,086, respectively, and is included in accrued and other current liabilities in the accompanying consolidated balance sheets.

There was no amount available under the Company's long-term debt agreements as of December 31, 2013 other than the amount of $115,000 discussed above which is intended to refinance our short term borrowings.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars-
Except share and per share data, unless otherwise stated)

15.	Long-term Debt: (Continued)

The annual principal payments required to be made after December 31, 2013, are as follows:

Amount
2014	$34,983
2015	38,667
2016	153,444
2017	43,843
2018	111,807
Thereafter	82,118
Total principal payments	464,862
Less: Unamortized portion of notes' discount	(13,135)
Total long-term debt	$451,727

16.	Derivatives and fair value measurements:

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

As of December 31, 2012 and 2013, the Company was committed to the following 15 year interest rate swap arrangement with a call option for the bank to terminate it after 5 years duration, on March 31, 2016:

	Interest Rate Index	Principal Amount	As of December 31, 2012 Fair Value/ Carrying Amount of Liability	Weighted-average remaining term	Fixed Interest Rate
U.S. Dollar-denominated Interest Rate Swap	Euribor	$6,631	$632	13.25	2.35%

	Interest Rate Index	Principal Amount	As of December 31, 2013 Fair Value/ Carrying Amount of Liability	Weighted-average remaining term	Fixed Interest Rate
U.S. Dollar-denominated Interest Rate Swap	Euribor	$6,386	$470	12.25	2.35%

The Company is exposed to credit loss in the event of non-performance by the counterparty to the interest rate swap agreement. In order to minimize counterparty risk, the Company enters into derivative transactions with counterparties that are rated AAA or at least A at the time of the transactions.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars-
Except share and per share data, unless otherwise stated)

16.	Derivatives and fair value measurements: (Continued)

The Company uses fuel pricing contracts to hedge exposure to changes in the net cost of marine fuel purchases. The Company has the right of offset with the counterparty of the fuel pricing contracts, and settles outstanding balances on a monthly basis. Therefore, these amounts are presented on a net basis in the consolidated balance sheets (on a gross basis: an asset of $182 and a liability of $185 as of December 31, 2012 and an asset of $61 and a liability of $900 as of December 31, 2013).

The following table presents information about our derivative instruments measured at fair value and their locations on the consolidated balance sheets:

		As of December 31,
Liabilities	Balance Sheet Location	2012	2013

Fuel pricing contracts	Derivative liabilities, current	$(3)	$(839)
Interest rate swaps	Derivative liabilities, non-current	(632)	(470)
Total, net		$(635)	$(1,309)

The following table presents the effect and financial statement location of our derivative instruments on our consolidated statements of income for the years ended December 31, 2011, 2012 and 2013:

	Statements of Income	For the year ended December 31,
Income/ (loss)	Location	2011	2012	2013

Fuel pricing contracts	Cost of revenue – third-parties	$375	(10,596)	$(2,693)
Interest rate contracts	Interest and finance costs	(424)	(331)	20
Total		$(49)	(10,927)	$(2,673)

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars-
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

		Fair value measurements at December 31, 2012
Assets/ (Liabilities)	Total	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Interest Rate Swap	$632	-	632	$-
Fuel pricing contracts	3	-	3	-

Total	$635	-	635	$-

		Fair value measurements at December 31, 2013
Liabilities	Total	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Interest rate swap	$470	-	470	$-
Fuel pricing contracts	839	-	839	-

Total	$1,309	-	1,309	$-

The fair value of the interest rate swaps is determined using the discounted cash flow method based on market-based Euribor rates swap yield curves, taking into account current interest rates. Valuation models require a variety of inputs, including contractual terms, market prices, yield curves, credit spreads, measures of volatility, and correlations of such inputs.

The Company uses observable inputs to calculate the mark-to-market valuation of the fuel pricing derivatives. Fuel pricing contracts are valued using quoted market prices of the underlying commodity. During the years ended December 31, 2012 and 2013, the Company entered into fuel pricing contracts for 2,636,768 metric tons and 2,067,740 metric tons, respectively.

The Company's derivatives trade in over-the-counter markets, and as such, model inputs are generally observable and do not require significant management judgment. Such instruments are classified within Level 2 of the fair value hierarchy.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars-
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

(b)
Lease Commitments: The Company leases certain property under operating leases, which require the Company to pay maintenance, insurance and other expenses in addition to annual rentals. The minimum annual payments under all noncancelable operating leases at December 31, 2013 are as follows:

2014	$28,700
2015	28,704
2016	28,384
2017	28,307
2018	26,998
Thereafter	166,688
Total minimum annual payments under all noncancelable operating leases	$307,781

Rent expense under operating leases was $4,234, $7,375 and $19,427 for the years ended December 31, 2011, 2012 and 2013, respectively.

(c)
Standby Letters Of Credit: In the normal course of business, for certain suppliers, under certain long-term supply contracts, or under certain long-term construction contracts, the Company is required to post standby letters of credit in order to secure lines of credit. As of December 31, 2013, the total outstanding standby letters of credit amounted to $144,646. The Company has not defaulted on payment of any of its accounts payable so as to cause any of the issuers of the standby letters of credit to settle the Company's accounts payable on the Company's behalf. All the standby letters of credit expire during 2014. The Company expects to extend the validity date of these instruments throughout the duration of the Company's contractual or operating relationships with the respective suppliers.

(d)
Letters of Guarantee: Under the Singapore law, the Company is required to issue letters of guarantee for payroll taxes of crew members during their employment. The guarantee extends for the duration of the employment and the Company is required to pay only if the crew member does not meet individual tax obligations. The Company currently does not believe it will be required to make a payment under these guarantees and accordingly has not recorded any liability. The maximum amount the Company could be required to pay as of December 31, 2012 and 2013 is $676 (or SIN$552,000) and $463 (or SIN$365,000), respectively, and is maintained in fixed deposits and presented in the prepayments and other current assets in the accompanying consolidated balance sheets. The Company is also required to issue letters of guarantee in the U.A.E. for the port authorities and for the employees' passports and permits. The maximum amount the Company could be required to pay as of December 31, 2012 and 2013 is $0  and $158 (or AED580,000), respectively, and is maintained in fixed deposits and presented in the prepayments and other current assets in the accompanying consolidated balance sheets. Furthermore, the company has issued letters of guarantee for transporting cargo on behalf of our time-charter parties for amounts of $1,191 (€865,000) and $742 (€540,000) as of December 31, 2012 and 2013, respectively, and are maintained in fixed deposits and presented in the prepayments and other current assets in the accompanying consolidated balance sheets.

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

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars-
Except share and per share data, unless otherwise stated)

17.	Commitments and Contingencies: (Continued)

(f)	Legal Matters

In November 2005, an unrelated party filed a declaratory action against one of the Company's subsidiaries before the First Instance Court of Piraeus, Greece. The plaintiff asserted that he was instrumental in the negotiation of the Company's eight-year Fuel Purchase Agreement with a government refinery in Jamaica and sought a judicial affirmation of his alleged contractual right to receive a commission of $0.01 per metric ton of marine fuel over the term of the contract. In December 2008, the First Instance Court of Piraeus dismissed the plaintiff's action as vague and inadmissible, however the Company appealed that decision on the grounds that there was no contract between the Company and the plaintiff and that the court lacked jurisdiction. While the action was pending in Greece, the plaintiff commenced a new action involving the same cause of action before the Commercial Court of Paris, France, which dismissed that action in June 2009.  The plaintiff's appeal of the dismissal was denied by the Paris Court of Appeal in February 2010.  In January 2012, the plaintiff commenced a new action relating to the same allegations before the Commercial Court of Paris, which was dismissed on June 27, 2012 in favor of the competence and jurisdiction of the Greek courts. In July 2012, the plaintiff filed a "contredit," an appeal procedure under French law. On November 2013, the Court held that the matter is not pending in Greece that would allow the French courts to decline jurisdiction to the benefit of the Greek proceedings. As a consequence the case is to return to the Commercial Court of Paris which should have to examine the admissibility of Mr Varouxis' claim in France. The Company believes that this matter fails for lack of jurisdiction and is unwarranted and lacking in merit.  The Company believes that the outcome of this lawsuit will not have a material effect on its operations and financial position.

In May, 2013, on the order of STX Corporation ("STX Corp.")., the Company supplied bunkers to the vessel UNICO SIENNA in the Port of Singapore.  The invoice for those bunkers totaled approximately $323.  STX Corp. has filed for reorganization in Korea, and has filed for protection under Chapter 15 of the U.S. Bankruptcy Code. The Company believes that has maritime liens against this vessel, and has arrested the UNICO SIENNA in Panama to enforce its maritime lien against it. The Company intends to exercise its remedies for recovery of the unpaid amounts and believes that it will recover the full amount due.

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

18.	Revenues and Cost of Revenues:

The amounts in the accompanying consolidated statements of income are analyzed as follows:

	For the Year Ended December 31,
	2011	2012	2013

Sales of marine petroleum products	$6,925,582	7,208,440	$6,282,466
Voyage revenues	22,775	22,726	25,049
Other revenues	17,108	27,794	27,214
Total Revenues	6,965,465	7,258,960	6,334,729

Cost of marine petroleum products	6,668,622	6,939,636	6,025,742
Cost of voyage revenues	19,251	15,136	16,202
Cost of other revenues	1,294	1,539	6,793
Total Cost of Revenues	$6,689,167	6,956,311	$6,048,737

Included in the cost of revenues is depreciation of $3,169, $2,622 and $2,024 for the years ended December 31, 2011, 2012 and 2013, respectively.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars-
Except share and per share data, unless otherwise stated)

19.	Selling and Distribution:

The amounts in the accompanying consolidated statements of income are analyzed as follows:

	Year Ended December 31,
	2011	2012	2013

Salaries	$63,247	65,584	$62,174
Depreciation	17,994	18,896	17,762
Vessel hire charges	13,493	16,535	13,918
Amortization of dry-docking costs	7,112	7,046	6,483
Vessel operating expenses	39,198	39,176	44,195
Bunkers consumption	32,709	35,788	30,805
Storage costs	7,052	6,859	13,209
Broker commissions	4,053	5,032	3,833
Provision/ (release of) for doubtful accounts	61	2,919	(881)
Other	7,927	12,401	10,099
Selling and Distribution expenses	$192,846	210,236	$201,597

20.	General and Administrative:

The amounts in the accompanying consolidated statements of income are analyzed as follows:

	Year Ended December 31,
	2011	2012	2013

Salaries	$14,957	13,401	$13,112
Depreciation	592	580	681
Office Expenses	14,257	15,916	15,934
General and Administrative expenses	$29,806	29,897	$29,727

21.	Interest and Finance Costs:

The amounts in the accompanying consolidated statements of income are analyzed as follows:

	Year Ended December 31,
	2011	2012	2013
Interest incurred on long-term debt (Note 15)	$9,386	8,933	$7,264
Interest incurred on short-term borrowings (Note 14)	10,921	13,141	14,045
Servicing fees on factoring (Note 4)	342	1,738	1,563
Amortization of financing fees (Note 12)	1,003	1,037	840
Amortization of convertible notes discount (Note 15)	-	-	419
Bank commissions, commitment fees and other charges	7,097	8,582	8,559
Interest on lease payments (Note 22)	262	175	83
Capitalized interest (Note 8,9 and 11)	(1,147)	(2,414)	(4,700)
Total	$27,864	31,192	$28,073

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars-
Except share and per share data, unless otherwise stated)

22.	Capital Leases:

The Company leases Barge PT 22 under a capital lease, with a gross amount capitalized of $4,778 and accumulated depreciation of $720 and $934 as at December 31, 2012 and 2013, respectively.

The annual future minimum lease payments under the capital lease of Barge PT 22, together with the present value of the net minimum lease payments required to be made after December 31, 2013, are as follows:

Amount
2014	$394
Total minimum lease payments	394
Less: imputed interest	(6)
Present value of minimum lease payments	388
Current portion of capitalized lease obligations	(388)
Long-term capitalized lease obligations	$-

23.	Equity Incentive Plan:

The Company measures stock-based compensation cost at grant date, based on the estimated fair value of the award which is determined by the closing price of the Company's common stock traded on the NYSE on the grant date, and recognizes the cost as expense on a straight-line basis (net of estimated forfeitures) over the requisite service period. The expense is recorded in the general and administrative expenses in the accompanying consolidated statements of income. Aegean is incorporated in a non-taxable jurisdiction and accordingly, no deferred tax assets are recognized for these stock-based incentive awards.

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

All grants of nonvested stock issued under the 2006 Plan are subject to accelerated vesting upon certain circumstances set forth in the 2006 Plan.

The following table summarizes the status of the Company's non-vested shares outstanding for the years ended December 31, 2012 and 2013:

	Nonvested Stock	Weighted Average Grant Date Market Price
At December 31, 2011	833,074	$15.64
Granted	373,000	7.31
Vested	(194,087)	25.73
Forfeited	(16,835)	21.60
At December 31, 2012	995,152	10.44
Granted	695,000	6.40
Vested	(116,671)	12.34
Forfeited	(4,379)	7.31
At December 31, 2013	1,569,102	$8.52

The total fair value of shares at vesting date during the years ended December 31, 2011, 2012 and 2013 were $847, $983 and $853, respectively based on the closing share price at each vesting date.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars-
Except share and per share data, unless otherwise stated)

23.	Equity Incentive Plan: (Continued)

Total compensation cost of $3,963, $4,406 and $4,497 was recognized and included under general and administrative expenses in the accompanying consolidated statements of income for the years ended December 31, 2011, 2012 and 2013, respectively.

As of December 31, 2013, there was $4,404 of total unrecognized compensation cost related to non-vested share-based compensation awards. This unrecognized compensation cost at December 31, 2013, is expected to be recognized as compensation expense over a weighted average period of 1.7 years as follows:

Amount
2014	$2,862
2015	1,210
2016	332
$4,404

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
(Expressed in thousands of U.S. dollars-
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

Preferred Share Purchase Rights

In August 2009, the Company authorized and declared a dividend distribution of one preferred share purchase right (a "Right") on each outstanding share of its common stock. The dividend distribution was made to shareholders of record as of August 14, 2009. The rights will separate from the common stock and become exercisable upon the earlier of (i) ten days following the public announcement or disclosure that a person or group (an "Acquiring Person") has acquired beneficial ownership, or obtained the right to acquire, 15 percent or more of the outstanding common stock or (ii) ten business days following the commencement of, or the announcement of an intention to make, a tender offer or exchange offer, the consummation of which would result in such a group or person becoming an Acquiring Person (the "Distribution Date"). On the Distribution Date, each Right holder will be entitled to purchase for $100 (the "Exercise Price") one one-thousandth of a share of a new series of junior participating preferred stock. In the event that an Acquiring Person acquires more than 15 percent of the outstanding common stock, each Right holder (except the Acquiring Person) will be entitled to purchase at the Exercise Price, shares of common stock having a market value equal to twice the Exercise Price. Any time after the date an Acquiring Person obtains more than 15 percent of the outstanding common shares and before that Acquiring Person acquires more than 50 percent of the outstanding common shares, the Company may exchange each Right owned by all other Rights holders, in whole or in part, for one common share. The Rights expire on the earliest of (i) August 14, 2019 or (ii) the redemption of the Rights by the Company or (iii) the exchange of the Rights as described above. The Company can redeem the Rights at any time on or prior to the earlier of the tenth business day following the public announcement that a person has acquired ownership of 15 percent or more of the outstanding common shares, or August 14, 2019. The Rights do not have any voting rights. The Rights have the benefit of certain customary anti-dilution protections. As of December 31, 2013, no such events had occurred, and no rights have been exercised.

Dividends

The Company declared and paid dividends of $1,864, $1,860 and $1,884 during the years ended December 31, 2011, 2012 and 2013, respectively.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars-
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

As of December 31, 2012 and 2013, the Company excluded 995,152  and 1,569,102 non vested shares,  respectively, as anti-dilutive. Non-vested share-based payment awards that contain rights to receive non forfeitable dividends or dividend equivalents (whether paid or unpaid) and participate equally in undistributed earnings are participating securities, and thus, are included in the two-class method of computing earnings per share.

The treasury stock method is used in calculating diluted earnings per share for the Notes as the Company expects to settle the principal in cash.

The components of the calculation of basic earnings per common share and diluted earnings per common share are as follows:

	Year Ended December 31,
	2011	2012	2013

Net and diluted income	$10,228	$20,077	$27,063

Less: Dividends declared and undistributed earnings allocated to unvested shares	(143)	(396)	(739)
Basic income available to common stockholders	$10,085	$19,681	$26,324

Basic weighted average number of common shares outstanding	45,979,761	45,473,360	45,677,249

Add: Dilutive effect of non-vested shares	-	-	-

Add: Dilutive effect of the Notes	-	-	-

Diluted weighted average number of common shares outstanding	45,979,761	45,473,360	45,677,249

Basic earnings per common share	$0.22	$0.44	$0.58
Diluted earnings per common share	$0.22	$0.44	$0.58

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars-
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

AMP has a branch office established in Greece. Under the laws of Greece, and in particular Greek Law 3427/2005 which amended, replaced and supplemented provisions of Law 89/1967 as of January 1, 2006, AMP is taxed on a cost plus basis, 5% for the period 2006 to 2010 and 5.42% for the period 2011 to 2015, on expenses incurred by its branch office in Greece. AMP's income, as calculated by applying the 5% or 5.42% profit margin, as applicable, is subject to Greek corporate income tax at the rate of 20% for the fiscal year 2011, 2012 and 2013. All expenses to which the profit margin applies are deducted from gross income for Greek corporate income tax purposes. Furthermore, AMP is exempt from Greek other tax, charge or contribution in favor of the Greek State or any third-party, on income derived from all its transactions worldwide in petroleum products, lubricants and similar commodities, the object of which lies outside of Greece.

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

The Company has a place of business inthe U.S. East Coast through its subsidiary Aegean Bunkering USA that acquired a U.S. bunkering division on December 18, 2013 (Note 3), and trade activities occurred inside the United States are subject to United Stated federal and state income taxes

The components of the AB USA's (expense)/benefit for income taxes are as follows:

	Year Ended December 31,
	2011	2012	2013
Current tax expense	$-	-	$(312)
Deferred tax expense	-		-
Income tax provision	$-	-	$(312)

Effective tax rate Reconciliation	-	-	45.6%

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars-
Except share and per share data, unless otherwise stated)

26.	Income Taxes: (continued)

e)	Belgium

The Company has trade activities in Belgium through its subsidiary ANWE and operates its subsidiary ABAS, both incorporated in Belgium, and subject to Belgian income taxes.

The components of the ABAS's (expense)/benefit for income taxes are as follows:

	Year Ended December 31,
	2011	2012	2013
Current tax expense	$(187)	(75)	$-
Deferred tax benefit/ (expense)	547	(241)	(332)
Income tax benefit/ (expense)	$360	(316)	$(332)

Effective tax rate Reconciliation	(31.72%)	80.00%	44.09%

The reconciliation between the statutory tax benefit/ (expense) in Belgium on results of ABAS from continuing operations to the income tax benefit/ (expense) recorded in the financial statements is as follows:

	Year Ended December 31,
	2011	2012	2013
Income tax benefit/ (expense) on result before tax at statutory rate	$366	(114)	$(204)
Effect of permanent differences	(6)	(202)	(128)
Total tax benefit/ (expense) Reconciliation	$360	(316)	$(332)

Deferred income taxes are the result of provisions of the tax laws that either require or permit certain items of income or expense to be reported for tax purposes in different periods than they are reported for financial reporting. The tax effects of temporary differences that give rise to the deferred tax asset are as follows:

	Year Ended December 31,
	2011	2012	2013
Deferred tax assets:
Carryforward of notional interest deduction	$55	54	$-
Tax carryforward losses	2,252	2,023	1,734
Investment tax incentive	458	447	458
Total deferred taxes, net	$2,765	2,524	$2,192

The components of the ANWE Business' (expense)/benefit for income taxes are as follows:

	Year Ended December 31,
	2011	2012	2013
Current tax expense	$(5,177)	(3,370)	$-
Deferred tax (expense)/ benefit	(225)	(187)	1,732
Income tax (expense)/ benefit	$(5,402)	(3,557)	$1,732

Effective tax rate Reconciliation	34.69%	34.32%	33.44%

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars-
Except share and per share data, unless otherwise stated)

26.	Income Taxes: (Continued)

The reconciliation between the statutory tax expense in Belgium on income of Aegean NWE from continuing operations to the income tax expense recorded in the financial statements is as follows:

	Year Ended December 31,
	2011	2012	2013
Income tax on profit before tax at statutory rate	$(5,090)	(3,472)	$1,750
Effect of permanent differences	(312)	(85)	(18)
Total tax (expense)/ benefit reconciliation	$(5,402)	(3,557)	$1,732

Deferred income taxes are the result of provisions of the tax laws that either require or permit certain items of income or expense to be reported for tax purposes in different periods than they are reported for financial reporting. The tax effects of temporary differences that give rise to the deferred tax asset and liability are as follows:

	Year Ended December 31,
	2011	2012	2013
Deferred tax assets:
Tax carry forward losses	$48	-	$1,402
Total deferred tax assets, net	48	-	1,402

Deferred tax liabilities:
Revaluation of Aegean NWE fixed assets	2,906	3,045	2,715
Total deferred tax liabilities, net	$2,906	3,045	$2,715

In the accompanying balance sheets, the deferred income tax assets are included in current assets of $0 and 1,044 as the estimated amounts to recover over the next 12 months and in non-current assets of $2,524 and $1,852 as of December 31, 2012 and 2013, respectively. Deferred tax liabilities are presented in non-current liabilities of $3,045 and $2,017 as at December 31, 2012 and 2013, respectively. Income tax benefits as at December 31, 2013, of amount $3,594 that are  carryforwards do not expire. As of December 31, 2012 and 2013, the Company has not recorded a valuation allowance.

f)	Canada

The Company is subject to Canadian income taxes through its Canadian subsidiaries

The components of ICS's (expense)/benefit for income taxes are as follows:

	Year Ended December 31,
	2011	2012	2013
Current tax expense	$(356)	(249)	$(110)
Deferred tax expense	-	-	-
Income tax provision	$(356)	(249)	$(110)

Effective tax rate Reconciliation	11.26%	11.28%	13.63%

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars-
Except share and per share data, unless otherwise stated)

26.	Income Taxes: (Continued)

The reconciliation the statutory tax expense in Canada on income from continuing operations to the income tax expense recorded in the financial statements is as follows:

	Year Ended December 31,
	2011	2012	2013
Income tax on profit before tax at statutory rate	$(884)	(616)	$(227)
Effect of permanent differences	528	367	117
Total tax expense Reconciliation	$(356)	(249)	$(110)

g)	Other

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

At December 31, 2013, the Company does not have any uncertain tax filing positions. As a result, the Company has included all of its tax benefits in its disclosure of future income tax assets and liabilities, as discussed above. There are no significant changes to this assessment of uncertain tax filing positions anticipated within the next 12 months.

The Company recognizes accrued interest and penalties related to unrecognized tax benefits as a component of income tax expense. During the years ended December 31, 2011, 2012 and 2013, the Company did not recognize any interest or penalties.

The Company files income tax returns in the Canadian federal jurisdiction and various provincial jurisdictions, as well as the Belgian federal jurisdiction. In the normal course of business, the Company is subject to examination by taxing authorities. Open tax years in Canada range from 2010 to 2013 and in Belgium for ABAS and ANWE from 2011 to 2013 and for Aegean NWE from 2011 to 2013. However, upon examination in subsequent years, if net operating loss carry forwards and tax credit carry forwards are utilized, the Canadian and Belgian jurisdictions can reduce net operating loss carry forwards and tax credit carry forwards utilized in the year being examined if they do not agree with the carry forward amount. As of December 31, 2013, the Company was not under audit in the Canadian or Belgian taxing jurisdictions.

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
(Expressed in thousands of U.S. dollars-
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

28.	Sale of Subsidiary:

On February 25, 2013, the Company entered into an agreement with a third-party to sell its ownership interest (55.5%) in Aegean Oil Terminals (Panama). The remaining interest had been previously presented as a non-controlling interest on the consolidated financial statements. Under the terms of the agreement, an amount of $6,318 was paid to the Company. Also, an amount of $3,384 was distributed from Aegean Oil Terminals as dividends to Aegean and an amount of $2,713 to the non-controlling interest in accordance with the ownership interests. The Company's gain from the sale of its ownership interest in Aegean Oil Terminals is included in Gain on sale of subsidiary on the accompanying consolidated statement of income. The net effect of the cash received from the sale and the transfer of cash balances to the owners is reflected in Proceeds from Sale of subsidiary, net of cash surrendered in the investing activities of the consolidated statement of cash flows.

Under a separate agreement with the purchaser, the Company simultaneously agreed to lease from the purchaser fuel storage facilities at the ports of Panama.

29.	Subsequent Events:

Sale of vessels: On March 28 and April 1, 2014, the Company completed the sale and delivered the double hull bunkering tankers Aegean X and Aegean Flower, of deadweight 6,400 and 6,523, respectively, to third-party purchasers. The vessels were sold for a total amount of $3,700, resulting in a total loss of approximately $3,200.

Delivery of vessel and loan agreement: On March 25, 2014, the Company took delivery of New Jersey, a 4,100 dwt in-land waterway double hull bunkering tanker built on 2006 to deploy in the A.R.A. region. The vessel was purchased from a third-party seller for $7,587 (or €5,500,000) and was partly financed by a portion of the proceeds the Company received from a new long term loan agreement, dated on March 21, 2014, for $4,455. The loan will be repaid in forty quarterly installments and bears interest rate at Libor plus margin.

F-50