Form 20-F
period 2014-12-31
AEGEAN MARINE PETROLEUM NETWORK INC.
filed 2015-05-15
CIK 1344376

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

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

As of December 31, 2014, there were 48,271,353 shares of common stock, par value $0.01 per share, outstanding.

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

Aegean Marine Petroleum Network Inc. desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. This report and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. When used in this report, the words "anticipate," "believe," "expect," "intend," "estimate," "forecast," "project," "plan," "potential," "may," "should," and similar expressions identify forward-looking statements.

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

In addition to these assumptions and matters discussed elsewhere herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include: our future operating or financial results; our future payment of dividends and the availability of cash for payment of dividends; our ability to retain and attract senior management and other key employees; our ability to manage growth; our ability to successfully consummate and integrate acquisitions; our ability to maintain our business in light of our proposed business and location expansion; our ability to obtain double hull bunkering tankers given the scarcity of such vessels in general; the outcome of legal, tax or regulatory proceedings to which we may become a party; adverse conditions in the shipping or the marine fuel supply industries; our ability to retain our key suppliers and key customers; our contracts and licenses with governmental entities remaining in full force and effect; material disruptions in the availability or supply of crude oil or refined petroleum products; changes in the market price of petroleum, including the volatility of spot pricing; increased levels of competition; compliance or lack of compliance with various environmental and other applicable laws and regulations; our ability to collect accounts receivable; changes in the political, economic or regulatory conditions in the markets in which we operate, and the world in general; our future, pending or recent acquisitions, business strategy, areas of possible expansion, and expected capital spending or operating expenses; our failure to hedge certain financial risks associated with our business; uninsured losses; our ability to maintain our current tax treatment; our failure to comply with restrictions in our credit agreements; increases in interest rates; and other important factors described from time to time in our U.S. Securities and Exchange Commission, or the SEC, filings.

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

The following tables set forth our selected historical consolidated financial information and other data as of and for the periods indicated, which has been derived from our historical audited consolidated financial statements.  The selected consolidated financial and other data set forth below should be read in conjunction with "Item 5. Operating and Financial Review and Prospects" and our consolidated financial statements, together with the notes thereto, which are included herein.  Our audited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP, and are maintained in U.S. dollars.

	For the year ended December 31,
	2014	2013	2012	2011	2010
	(in thousands of U.S. dollars, except for share and per share data which are presented in U.S. dollars)
REVENUES:
Revenues—third-parties	6,625,244	6,303,105	7,207,813	6,910,348	4,925,637
Revenues—related companies	36,557	31,624	51,147	55,117	45,998
Total Revenues	6,661,801	6,334,729	7,258,960	6,965,465	4,971,635

COST OF REVENUES:
Cost of revenues—third-parties	5,971,819	5,621,408	6,496,327	6,284,179	4,440,733
Cost of revenues—related companies	352,888	427,329	459,984	404,988	303,620
Total Cost of Revenues	6,324,707	6,048,737	6,956,311	6,689,167	4,744,353

GROSS PROFIT	337,094	285,992	302,649	276,298	227,282

OPERATING EXPENSES:
Selling and distribution	220,830	201,597	210,236	192,846	155,412
General and administrative	38,099	29,727	29,897	29,806	27,503
Amortization of intangible assets	3,323	1,603	1,505	1,461	1,001
Loss on sale of vessels, net	12,864	4,312	5,966	8,682	1,540
Vessel impairment charge	4,062	-	-	-	-
Total operating expenses	279,178	237,239	247,604	232,795	185,456

Operating income	57,916	48,753	55,045	43,503	41,826

OTHER INCOME/(EXPENSE):
Interest and finance costs	(33,898)	(28,073)	(31,192)	(27,864)	(17,351)
Interest income	117	75	123	57	31
Gain on sale of subsidiary, net	-	4,174	-	-	-
Foreign exchange (losses)/gains, net	(6,032)	1,123	3,786	1,440	(3,612)
Other expenses	-	-	(1,191)	-	-
Total other expenses	(39,813)	(22,701)	(28,474)	(26,367)	(20,932)
Income before provision for income taxes	18,103	26,052	26,571	17,136	20,894

Income taxes	(464)	978	(4,122)	(5,428)	(2,161)

Net income	17,639	27,030	22,449	11,708	18,733

Net Income/(loss) attributable to non-controlling interest	49	(33)	2,372	1,480	-

Net Income attributable to AMPNI shareholders	17,590	27,063	20,077	10,228	18,733

Basic and diluted earnings per common share	0.37	0.58	0.44	0.22	0.40
Weighted average number of shares, basic	46,271,716	45,667,249	45,473,360	45,979,761	46,295,973
Weighted average number of shares, diluted	46,271,716	45,667,249	45,473,360	45,979,761	46,445,499
Dividends declared and paid per share	0.05	0.04	0.04	0.04	0.04

	As of and for the Year Ended December 31,
	2014	2013	2012	2011	2010

	(in thousands of U.S. dollars, unless otherwise stated)
Balance Sheet and Cash Flow Data:
Cash and cash equivalents	129,551	62,575	77,246	68,582	86,499
Total assets	1,488,315	1,616,185	1,431,843	1,472,438	1,339,835
Total debt	740,880	783,317	653,286	706,916	624,698
Total liabilities	920,899	1,072,439	927,325	992,896	869,472
Common stock	502	492	486	482	477
Number of shares outstanding	48,271,353	47,272,020	46,581,399	46,229,231	46,709,420
Total AMPNI stockholders' equity	567,416	543,455	500,666	478,062	470,363
Net cash provided by / (used in) operating activities	182,206	40,583	123,519	(44,865)	(64,626)
Net cash used in investing activities	(59,494)	(181,821)	(58,162)	(45,589)	(169,003)
Net cash (used in)/provided by financing activities	(50,280)	125,978	(57,127)	73,169	265,287

Other Financial Data:
Gross spread on marine petroleum products (1)	304,545	256,724	268,804	256,960	218,533
Gross spread on lubricants (1)	2,948	3,914	3,077	1,965	2,221
Gross spread on marine fuel (1)	301,597	252,810	265,727	254,995	216,312
Gross spread per metric ton of marine fuel sold (in U.S. dollars) (1)	26.6	25.4	25.0	24.0	21.0
EBITDA (2)	82,019	83,231	86,448	73,791	66,112

Operating Data:
Sales volume of marine fuel (metric tons) (3)	11,332,385	9,941,061	10,620,864	10,646,271	10,308,210
Number of markets served, end of year (4)	29.0	27.0	20.0	19.0	16.0
Number of owned and operated bunkering vessels, end of year (5)	48.0	51.0	56.0	58.0	52.0
Average number of owned and operated bunkering vessels (5)(6)	50.2	53.8	57.9	56.3	48.1
Special purpose vessels, end of year (7)	1	1	1	1	1
Number of operating storage facilities, end of year (8)	14	14	8	8	8

(1)	For the definition and calculation of gross spread on marine petroleum products and a reconciliation to U.S. GAAP measures, please see "Item 5. Operating and Financial Review and Prospects—A. Operating Results—Factors Affecting our Results of Operations—Gross spread on marine petroleum products and gross spread per metric ton of marine fuel sold."

(2)	For the definition and calculation of EBITDA and a reconciliation to U.S. GAAP measures, please see "Item 5. Operating and Financial Review and Prospects—A. Operating Results—Factors Affecting our Results of Operations—EBITDA."

(3)	The sales volume of marine fuel is the volume of sales of marine fuel oil, or MFO, and marine gas oil, or MGO, for the relevant period and is denominated in metric tons. We do not utilize the sales volume of lubricants as an indicator.

(4)	The number of markets served includes our operations at our service centers in the United Arab Emirates (Fujairah, Khor Fakkan), Gibraltar, Jamaica, Singapore, Northern Europe (Belgium and the Netherlands), Canada (Vancouver), United Kingdom (Portland and French Atlantic), Southern Caribbean (Trinidad and Tobago), Morocco (Tanger-Med), Canary Islands (Las Palmas and Tenerife), Panama, Spain (Barcelona and Algeciras), the U.S. East and West Coasts, the Gulf of Mexico, and Greece (Piraeus and Patra), where we conduct operations through our related company, Aegean Oil S.A., or Aegean Oil, as well as our trading operations in Montreal. The number of markets served is an indicator of the geographical distribution of our operations and affects both the amount of revenues and expenses that we record during a given period. We commenced physical supply operations in the Antwerp-Rotterdam-Amsterdam region on April 1, 2010, Las Palmas on July 1, 2010, Cape Verde on March 13, 2011, Tenerife on June 4, 2011, Panama on August 1, 2011, Hong Kong on September 13, 2012, Barcelona on April 30, 2013, Algeciras on August 8, 2013, the U.S. East Coast on December 18, 2013, and the Gulf of Mexico on December 22, 2014.

(5)	Bunkering vessels include both bunkering tankers and barges. This data does not include our special purpose vessel, the Aegean Orion, a 550 dwt tanker, which is based in Greece.

(6)	Average number of operating bunkering vessels is the number of operating bunkering vessels in our fleet for the relevant period, as measured by the sum of the number of days each bunkering vessel was used as a part of our fleet during the period divided by the cumulative number of calendar days in the period multiplied by the number of operating bunkering vessels at the end of the period. This figure does not take into account non-operating days due to either scheduled or unscheduled maintenance.

(7)	This figure includes our special purpose vessel, the Aegean Orion, which is based in Greece.

(8)	This figure includes our Aframax tanker, the Leader, which we used as a floating storage facility in the United Arab Emirates until it was sold on September 5, 2014. We used our Panamax tankers, the Ouranos, the Fos II and Aeolos, as storage facilities until October 2010, April 2011 and February 2013, respectively, when the vessels were sold. During 2010, we acquired a barge, the Mediterranean, which operates as a floating storage facility in Greece. In 2010, we also acquired another barge, the Tapuit, which operated in Northern Europe until it was sold during March 2015. In November 2011, we chartered a product tanker, the Rio Luxembourg, which was used as a floating storage facility in Ghana until December 2012. We also have on-land storage facilities in Portland (United Kingdom) and Las Palmas (Canary Islands) and operate a storage site in Tangiers, Panama, Barcelona, Bayonne, Brooklyn, Pennsauken, Baltimore and Charleston pursuant to leases. The ownership of floating storage facilities allows us to mitigate risk of supply shortages. Generally, storage costs are included in the price of refined marine fuel quoted by local suppliers. We expect that the ownership of floating storage facilities will allow us to convert the variable costs of a storage fee mark-up per metric ton quoted by suppliers into fixed costs of operating our own storage facilities, thus enabling us to spread larger sales volumes over a fixed cost base and to decrease our marine petroleum products costs.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

The following risks relate principally to the industry in which we operate and our business in general. The risks and uncertainties described below are not the only risks that we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. Any of these risks may have a material adverse effect on our business, financial condition, results of operations and cash flows and the trading price of our securities could decline.

Risk Factors Relating to Our Company

A renewed contraction or worsening of the global credit markets and economic conditions and the resulting volatility in the financial markets could have a material adverse impact on our ability to obtain sufficient funds to grow or effectively manage our growth.

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

Further, as a result of the ongoing economic downturn in Greece resulting from the sovereign debt crisis and the related austerity measures implemented by the Greek government, our operations in Greece may be subjected to new regulations that may require us to incur new or additional compliance or other administrative costs and may require that we pay to the Greek government new taxes or other fees. Furthermore, the change in the Greek government and potential shift in its policies may undermine Greece's political and economic stability, which may adversely affect our operations located in Greece. We also face the risk that strikes, work stoppages, civil unrest and violence within Greece may disrupt our shoreside operations located in Greece.

Our future growth depends on a number of additional factors, which also may be adversely affected in the current economic climate, including our ability to:

•	increase our fleet of bunkering vessels;

•	identify suitable markets for expansion;

•	consummate vessel acquisitions at attractive prices, which may not be possible if asset prices rise too quickly;

•	integrate acquired vessels, or other assets or businesses successfully with our existing operations;

•	hire, train and retain qualified personnel to manage and operate our growing business and fleet;

•	improve our operating, financial and accounting systems and controls;

•	maintain or improve our credit control procedures;

•	obtain required financing for our existing and new operations;

•	obtain and maintain required governmental authorizations, licenses and permits for new and existing operations;

•	manage relationships with our customers and suppliers;

•	provide timely service at competitive prices; and

•	attract and retain customers.

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

We may not be in compliance with the covenants contained in our debt agreements.

Certain of our credit facilities, which are secured by mortgages on our vessels or other assets, require us to maintain specified financial ratios, mainly to ensure that the market value of the mortgaged vessels under the applicable credit facility, determined in accordance with the terms of that facility, does not fall below a certain percentage of the outstanding amount of the loan, which we refer to as a security value. In addition, certain of our credit facilities require us to satisfy certain other financial covenants. In general, these financial covenants require us to maintain, among other things, (i) a minimum market value adjusted net worth or book net worth; (ii) a minimum current ratio; (iii) a minimum amount of liquidity and a minimum liquidity ratio; (iv) a maximum ratio of total liabilities to total assets; and (v) a minimum working capital.

A violation of these loan covenants, among others, may constitute an event of default under our credit facilities, which, unless cured within the grace period set forth under the credit facility, if applicable, or waived or modified by our lenders, may provide our lenders with the right to, among other things, require us to post additional collateral, enhance our equity and liquidity, increase our interest payments, pay down our indebtedness to a level where we are in compliance with our loan covenants, sell vessels in our fleet and accelerate our indebtedness and foreclose their liens on our vessels and the other assets securing the credit facilities, which would impair our ability to continue to conduct our business. In the past, we have not been in compliance with some of the financial covenants in our credit facilities and have obtained waivers from our lenders for such non-compliance.

Furthermore, certain of our debt agreements contain cross-default provisions that may be triggered by a default under one of our other debt agreements. A cross default provision means that a default on one loan would result in a default on certain of our other loans. The occurrence of any event of default, or our inability to obtain a waiver from our lenders in the event of a default, could result in certain or all of our indebtedness being accelerated or the foreclosure of the liens on our vessels by our lenders as described above. If our secured indebtedness is accelerated in full or in part, it would be very difficult in the current financing environment for us to refinance our debt or obtain additional financing and we could lose our vessels and other assets securing our credit facilities if our lenders foreclose their liens, which would adversely affect our ability to conduct our business.

Moreover, in connection with any waivers of or amendments to our credit facilities that we have obtained, or may obtain in the future, our lenders may impose additional operating and financial restrictions on us or modify the terms of our existing credit facilities. These restrictions may further restrict our ability to, among other things, pay dividends, make capital expenditures or incur additional indebtedness, including through the issuance of guarantees. In addition, our lenders may require the payment of additional fees, require prepayment of a portion of our indebtedness to them, accelerate the amortization schedule for our indebtedness and increase the interest rates they charge us on our outstanding indebtedness.

In addition, under the terms of our credit facilities, our payment of dividends or other payments to shareholders as well as our subsidiaries' payment of dividends to us is subject to no event of default. See "Item 8. Financial Information—Dividend Policy."

As of December 31, 2014, we were in compliance with all of the financial covenants contained in our credit facilities.

Restrictive covenants in our credit facilities impose operating restrictions on us that limit our corporate activities, which could negatively affect our growth and cause our financial performance to suffer.

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

Our ability to comply with covenants and restrictions contained in our credit facilities may be affected by events beyond our control, including prevailing economic, financial and industry conditions. If market or other economic conditions worsen, we may fail to comply with these covenants. If we breach any of the restrictions, covenants or ratios in our credit facilities, our obligations may become immediately due and payable, and the lenders' commitment, if any, to make further loans may terminate. A default under any of our credit facilities could also result in foreclosure on any of our vessels and other assets securing the related loans. The occurrence of any of these events could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

In addition, our discretion is limited because we may need to obtain the consent from our lenders in order to engage in certain corporate actions. Our lenders' interests may be different from ours, and we may not be able to obtain our lenders' consent when needed. This may prevent us from taking actions that are in our security holders' best interest.

We may not have the ability to raise the funds necessary to pay interest on our 4.00% Convertible Unsecured Senior Notes due 2018, to repurchase the notes upon a fundamental change or to settle conversions of the notes in cash. We may also be restricted from satisfying our obligations upon the occurrence of a fundamental change.

Our 4.00% Convertible Unsecured Senior Notes due 2018 bear interest semi-annually at a rate of 4.00% per year. In addition, in certain circumstances, we are obligated to pay additional interest or special interest on the notes. If a fundamental change occurs, holders of the notes may require us to repurchase all or a portion of their notes in cash. The terms of our credit facilities may also restrict our ability to repurchase all or a portion of the notes upon a fundamental change in certain circumstances. The occurrence of certain events that constitute a fundamental change also constitute an event of default under some of our credit agreements. Currently, our 2013 Secured Multicurrency Revolving Credit Facility does not allow us to redeem the notes at our option prior to the later of the maturity of the Tranche A Facility (one year tenor) and the maturity of the Tranche B Facility (two year tenor). Furthermore, upon conversion of any notes, unless we elect (or are required) to deliver solely shares of our common stock to settle the conversion (excluding cash in lieu of delivering fractional shares of our common stock), we must make cash payments in respect of the notes. Any of the cash payments described above could be significant, and we may not have enough available cash or be able to obtain financing so that we can make such payments when due. If we fail to pay interest on the notes, repurchase the notes when required or deliver the consideration due upon conversion, we will be in default under the indenture which governs the notes.

In the event the conditional conversion feature of our 4.00% Convertible Unsecured Senior Notes due 2018 is triggered, holders of such notes will be entitled to convert such notes at any time during specified periods at their option. Even if holders do not elect to convert their notes, we could be required under applicable accounting rules to reclassify all or a portion of the outstanding principal of the notes as a current rather than long-term liability, which would result in a material reduction of our net working capital.

An inability to obtain financing for our growth or to fund our future capital expenditures could negatively impact our results of operations and financial condition.

In order to fund future vessel acquisitions, expansion into new and existing markets and products, increased working capital levels or capital expenditures, we will be required to use cash from operations, incur borrowings or raise capital through the sale of debt or equity securities in the public or private markets. Use of cash for the above described purposes would reduce cash available for dividend distributions to you. Our ability to obtain additional bank financing or access the capital markets for any future offerings may be significantly limited by the volatility in the global financial markets and the adverse changes in the global credit markets that have occurred in recent years. The credit markets in the United States and elsewhere have experienced significant contraction, deleveraging and reduced liquidity. These adverse market conditions and other contingencies and uncertainties are beyond our control. Our ability to obtain additional bank financing will also depend on our financial condition, which may be adversely affected by prevailing economic conditions.

Our failure to obtain funds for such purposes could impact our results of operations and financial condition. The issuance of additional equity securities would dilute your interest in us and reduce dividends payable to our shareholders. Even if we are successful in obtaining additional bank financing, paying debt service would limit cash available for working capital and increasing our indebtedness could have a material adverse effect on our business, results of operations, cash flows and financial condition.

Business acquisition and co-operation opportunities may present increased risks and uncertainties, which if realized, could result in costs that outweigh the financial benefit of such opportunities.

As part of our growth strategy, we intend to explore acquisition and co-operation opportunities of marine fuel supply and complementary businesses. Business acquisitions and co-operation opportunities, such as these, could expose us to additional business and operating risks and uncertainties, including:

•	the ability to effectively integrate and manage acquired businesses and assets;

•	the ability to realize our investment in the acquired businesses and assets;

•	the diversion of management's time and attention from other business concerns;

•	the risk of entering markets in which we may have no or limited direct prior experience;

•	the potential loss of key employees of the acquired businesses;

•	the risk that an acquisition could reduce our future earnings; and

•	exposure to unknown liabilities.

Growing any business by acquisition presents numerous risks, such as undisclosed liabilities and obligations, difficulty in obtaining additional qualified personnel, managing relationships with customers and suppliers and integrating newly acquired operations into existing infrastructures. For example, in December 2014, we filed a breach of contract claim against Hess Corporation (NYSE: HES), or Hess, for the breach of certain representations and warranties in connection with our acquisition of its East Coast bunkering business. For additional information, please see "Item 8.A Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings."

Our management may not properly evaluate the risks inherent in any particular transaction. In addition, the expansion of our business may impose significant additional responsibilities on our management and staff, and may necessitate that we increase the number of personnel. We cannot give any assurance that we will be successful in executing our growth plans or that we will not incur significant expenses and losses in connection with our future growth.

In addition, the terms of our credit facilities may also restrict our ability to expand or contract our business. In the current economic and regulatory climate, it may be especially difficult to assess the risks involved in a particular transaction due to uncertainty in government responses to market volatility and the contracted credit markets.

Furthermore, future acquisitions could result in the incurrence of substantial additional indebtedness and other expenses. Future acquisitions may also result in potentially dilutive issuances of equity securities and may affect the market price of our common shares. Difficulties encountered with acquisitions may have a material adverse effect on our business, financial condition and results of operations.

Material weaknesses in our disclosure controls and procedures and internal control over financial reporting could negatively affect shareholder and customer confidence towards our financial reporting and other aspects of our business.

Our disclosure controls and procedures are designed to ensure that material financial and non-financial information that we prepare for public disclosure is recorded, processed, summarized and reported in a timely manner, and that it is accumulated and communicated to our management, including our President and Principal Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding such disclosure. Because there are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including our internal control over financial reporting, controls and procedures may not prevent or detect misstatements.

As at December 31, 2014, our management, with the participation of our President and Principal Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures.  Based upon that evaluation, our management concluded that as of December 31, 2014, our internal control over financial reporting was not effective due to material weaknesses in our internal controls over financial reporting, which are described in "Item 15(b)" of this annual report.  These material weaknesses resulted in classification errors that were identified subsequent to the issuance of our earnings release for the three months and year ended December 31, 2014.  The classification errors were corrected in our audited consolidated balance sheet, statement of income and statement of cash flows for the fiscal year ended December 31, 2014, which are included in this annual report.

Although we have initiated remedial steps to address these material weaknesses in our internal control over financial reporting, the existence of these material weaknesses could negatively affect shareholder and customer confidence towards our financial reporting and other aspects of our business. Furthermore, further and continued determinations that there are material weaknesses in the effectiveness of our material controls and procedures would also reduce our ability to obtain financing or could increase the cost of any financing we obtain and require additional expenditures to comply with applicable requirements.

Please see "Item 15. Controls and Procedures" for additional information regarding the material weaknesses discussed above.

Due to the lack of diversification in our lines of business, adverse developments in the marine fuel supply business would negatively impact our results of operations and financial condition.

We rely primarily on the revenues generated from our business of physical supply and marketing of refined marine fuel and lubricants to end customers. Due to the lack of diversification in our line of business, an adverse development in our marine fuel supply business would have a significant impact on our business, financial condition and results of operations.

Purchasing and operating secondhand vessels may expose us to increased operating risks because of the quality of those vessels and the lack of builders' or sellers' warranty protection.

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

The fair market value of the vessels that we currently own or may acquire in the future may increase or decrease depending on a number of factors, including general economic and market conditions affecting the international marine fuel supply industry, including competition from other marine fuel supply companies, types, sizes and ages of our vessels, supply and demand for bunkering tankers, costs of newbuildings and governmental or other regulations. If we sell any vessel when vessel prices have fallen and before we have recorded an impairment charge to our financial statements, the sale may be at less than the vessel's carrying amount on our financial statements, resulting in a loss. Such loss could adversely affect our financial condition, results of operations and our ability to pay dividends to our shareholders.

International authorities and flag states may delay implementation of the phase-out of single hull vessels, which may lessen the competitive advantage we hope to gain by acquiring double hull bunkering tankers.

Our strategy involves capitalizing on the phase-out of single hull bunkering tankers under environmental protection laws and regulations, including, but not limited to, those promulgated by the European Union, or the EU, and the International Maritime Organization, or the IMO, the United Nations agency for maritime safety and the prevention of pollution by ships. Both the EU and the IMO required a phase-out of all single hull vessels by 2010, or until 2015, subject to certain exemptions. Under the IMO regulations, a flag state may allow newer single hull vessels conforming to certain technical specifications to continue to operate until the earlier of the anniversary of the date of delivery of the vessel in 2015 or the 25th anniversary of the vessel's delivery.

Our future success may depend, in part, on the timely and comprehensive implementation of the phase-out of single hull vessels. Any exemption or limitation in application of the environmental protection laws and regulations could limit our anticipated growth or other anticipated benefits because our strategy involves employing and acquiring secondhand double hull bunkering tankers.

If we are unable to comply with existing or modified environmental laws and regulations relating to our fuel storage facilities, we would be exposed to significant compliance costs and liabilities.

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

Most of our customers are not obligated to continue to contract our services and if some of our key customers reduce or terminate their purchases, our results of operations would decrease.

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

We extend trade credit to most of our customers. Our success in attracting business has been due, in part, to our willingness to extend trade credit on an unsecured basis to our customers. As of December 31, 2014, 82 of our customers, representing 78% of our total customers, had outstanding balances with us of at least $1.0 million under the lines of credit that we have extended to them. Our credit procedures and policies do not fully eliminate customer credit risk. The adverse changes in world credit markets over the last several years may cause these numbers to increase if our customers cannot borrow money and are illiquid. We may not be able to collect on the outstanding balances of our customers if any of our customers enter bankruptcy proceedings. For example, we currently have $7.0 million receivables outstanding from O.W. Bunker AS and certain of its subsidiaries, which we refer to collectively as O.W. Bunker, which filed for bankruptcy protection in November 2014, which may not be recoverable.

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

If Aegean Oil or third-party physical suppliers fail to provide services to us and our customers as agreed, we would be subject to customer claims which could negatively affect our business and results of operations.

We have contracted with Aegean Oil to provide various services to our customers in Greece, including fueling of vessels in port and at sea. Aegean Oil is a related company owned and controlled by members of the family of Mr. Dimitris Melisanidis, our founder and Head of Corporate Development. Mr. Melisanidis may also be deemed a control person of Aegean Oil and other entities affiliated with us for U.S. securities law purposes, but Mr. Melisanidis disclaims such control. In connection with our limited marine fuel trading activities, from time to time, we contract with other third-party physical suppliers to deliver marine fuel to our customers in markets where we do not have service centers. The failure of Aegean Oil or any other third-party physical supplier to perform these services in accordance with the terms we have agreed with them and our customers could affect our relationships with our customers and subject us to claims and other liabilities which could harm our business or negatively affect our financial results. If Aegean Oil or any third-party physical suppliers fails to perform its obligations to us, you will not have any recourse directly against Aegean Oil or the third-party physical suppliers.

Agreements between us, Aegean Oil and other affiliated entities may be more favorable or less favorable than agreements that we could obtain from unaffiliated third-parties.

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

We are vulnerable to price fluctuations of marine fuel, which may result in the reduced value of our inventory and cause us to suffer financial loss.

Due to the nature of our business, we may increase the volume of our marine fuel inventories. Depending upon the price and price movement of refined marine fuel, our marine fuel inventories may subject us to a risk of financial loss.

Furthermore, marine fuel prices have been volatile in the recent past and may continue to be volatile in the future due to factors outside of our control. These factors include, among others, global economic conditions, changes in global crude oil prices, expected and actual supply and demand for marine fuel, political conditions, laws and regulations related to environmental matters (including those mandating or incentivizing alternative energy sources or otherwise addressing global climate change), changes in pricing or production controls by the Organization of the Petroleum Exporting Countries (OPEC), technological advances affecting energy consumption and supply, energy conservation efforts, price and availability of alternative energy sources, and the weather.

Although we conservatively manage risks related to such fluctuations, we have no control over the changing market value of our inventory, and pricing terms with our suppliers and customers and hedges by way of oil futures or other instruments, that we have entered, or will enter into, may not adequately protect us in the event of a substantial downward movement in the price of marine fuel. Please see "Item 11. Quantitative and Qualitative Disclosures about Market Risk."

Our business and our customers' businesses are vulnerable to currency exchange fluctuations, which could negatively affect our results of operations and cash flows and reduce our profitability.

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

Please see "Item 11. Quantitative and Qualitative Disclosures about Market Risk."

Failure to comply with anti-bribery laws could have a material adverse effect on our business, financial condition and results of operations, including as a result of criminal, civil and employment sanctions as well as negative publicity.

Our operations are subject to various anti-bribery laws, including the UK Bribery Act and the U.S. Foreign Corrupt Practices Act. Our employees and/or third parties acting as agents for us could engage in fraudulent behavior against us on their own or others' initiative, making them act against our interests. Such actions could include, entering into agreements with our competitors limiting free competition, document fraud, port bribes, fraudulent commission agreements, facilitation payments and bribes to get access to exclusive business. Whether intentional or not, such actions could potentially put us at risk for both legal liabilities and reputational harm.

We may be unable to attract and retain key personnel, which could interrupt our business and limit our growth.

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

As we expand our fleet, we may not be able to recruit suitable employees and crew for our tankers, which may limit our growth and cause our financial performance to suffer.

As we expand our fleet, we will need to recruit suitable crew, shoreside, administrative and management personnel. We may not be able to continue to hire suitable employees as we expand our fleet of tankers. If we are unable to recruit suitable employees and crews, we may not be able to provide our services to customers, our growth may be limited and our financial performance may suffer.

A portion of our employees are covered by national collective bargaining agreements, which set minimum standards for employment, and any industrial action or other labor unrest could disrupt our business.

A portion of our employees from Greece, the Philippines and Russia are covered by national collective bargaining agreements, which set minimum standards for employment. Industrial action or other labor unrest could disrupt our business. If not resolved in a timely and cost-effective manner, such industrial action or other labor unrest could prevent or hinder our operations from being carried out normally and could disrupt our business and reduce our results of operations and cash flows.

We are a holding company, and are dependent primarily on the ability of our operating subsidiaries to distribute funds to us in order to satisfy our financial and other obligations and to make dividend payments.

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

Our insurance policies may not be adequate to cover our losses and because we obtain some of our insurance policies through protection and indemnity associations, we may be subject to calls in amounts based not only on our own claim records, but also the claim records of other members of the protection and indemnity associations, which could expose us to additional expenses.

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

Terrorist attacks, piracy, and international hostilities have previously affected the shipping industry, and any future attacks could negatively impact our results of operations and financial condition.

We conduct our marine fuel supply operations worldwide, and our business, results of operations, cash flows and financial condition could suffer by changing economic, political and government conditions in the countries and regions where our vessels are employed or registered. Moreover, we operate in a sector of the economy that is likely to be adversely impacted by the effects of political instability, terrorist or other attacks, war, piracy, or international hostilities, and any restrictive governmental actions that may result in response to such activity.

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

Our principal shareholders own a significant portion of our outstanding common shares, which may limit your ability to influence our actions, and may not act in the best interests of our other shareholders.

Our principal shareholders, Mr. Melisanidis, our founder and Head of Corporate Development, and Mr. Georgiopoulos, the Chairman of our board of directors, currently own approximately 22.4% and 10.4% of our outstanding shares of common stock, respectively. Accordingly, Messrs. Melisanidis and Georgiopoulos have the power to exert considerable influence over our actions, including the election of our directors, the adoption or amendment of provisions in our amended and restated articles of incorporation and bylaws and approval of possible mergers, amalgamations, control transactions and other significant corporate transactions. This concentration of ownership may have the effect of delaying, deferring or preventing a change in control, merger, consolidation, takeover or other business combination. This concentration of ownership could also discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, which could in turn have an adverse effect on the market price of our shares. So long as Messrs. Melisanidis and Georgiopoulos continue to own a significant amount of our equity, even though such amount represents less than 50% of our voting power, they will continue to be able to exercise considerable influence over our decisions. In addition, Mr. Melisanidis and members of Mr. Melisanidis' family hold significant interest in our related companies and the interests of Mr. Melisanidis may not coincide with the interests of other holders of our notes and common shares. For further discussion, please see "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions." Messrs. Melisanidis and Georgiopoulos may not necessarily act in accordance with the best interests of other shareholders. To the extent that conflicts of interests may arise, Messrs. Melisanidis and Georgiopoulos may vote in a manner adverse to us or to you or other holders of our securities.

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

Some of our directors are affiliated with other companies, which could result in conflicts of interest that may not be resolved in our favor.

Some of our directors also serve as directors of other public companies and are employees or have investments in companies in industries related to ours. In particular, Mr. Georgiopoulos, the Chairman of our board of directors, is the chairman of the board of directors of Gener8 Maritime, Inc., or Gener8, the combined company resulting from the recent merger on May 7, 2015 of General Maritime Corporation, or General Maritime, and Navig8 Crude Tankers, Inc., or Navig8, and he is also the Chairman of the board of directors and Chief Executive Officer of Genco Shipping & Trading Limited. Also, Mr. John Tavlarios is the Chief Operating Officer of Gener8. As such, Gener8 may be deemed one of our affiliates for United States securities laws purposes.

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

We are a "foreign private issuer" within the meaning of the New York Stock Exchange, or NYSE, corporate governance standards. Under NYSE rules, a foreign private issuer may elect to comply with the practice of its home country and not to comply with certain NYSE corporate governance requirements, including the requirements that:

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

We voluntarily comply with most NYSE rules. However, investors will not have the same protections afforded to shareholders of companies that are subject to all NYSE corporate governance requirements.

Because the Public Company Accounting Oversight Board is not currently permitted to inspect our independent accounting firm, you may not benefit from such inspections.

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

In addition, we have entered into a shareholders rights agreement that makes it more difficult for a third-party to acquire us without the support of our board of directors. See "Item 10. Additional Information—B. Memorandum and Articles of Association—Stockholders Rights Agreement." These anti-takeover provisions could substantially impede the ability of public shareholders to benefit from a change in control and, as a result, may reduce the market price of our common stock and the ability of our shareholders to realize any potential change of control premium.

We and many of our subsidiaries are incorporated in the Republic of the Marshall Islands, which does not have a well-developed body of corporate law, and as a result, shareholders may have fewer rights and protections under Marshall Islands law than under a typical jurisdiction in the United States.

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

In the highly competitive marine fuel supply industry, we may not be able to successfully compete for customers with new entrants or established companies with greater resources, which would negatively affect our financial condition and our ability to expand our business.

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

In particular, our operations are subject to numerous laws and regulations in the form of international conventions, national, state and local laws and national and international regulations in force in the jurisdictions in which our vessels operate or are registered, which can significantly affect the ownership and operation of our vessels. These regulations include, but are not limited to, European Union regulations, the United Kingdom's Environmental Protection Act 1990, or EPA, the United Kingdom's Water Resources Act 1991, as amended, or WRA, the Pollution Prevention and Control (England and Wales) Regulations 2010, or the Regulations, and regulations of the IMO, including, the International Convention for the Prevention of Pollution from Ships of 1973 (as from time to time and generally referred to as MARPOL), including designation of Emission Control Areas thereunder, the International Convention on Civil Liability for Bunker Oil Pollution Damage the IMO International Convention for the Safety of Life at Sea of 1974 and the International Convention on Load Lines of 1966. In the U.S., we face the risk of liability under the U.S. Oil Pollution Act of 1990, or the OPA, the U.S. Comprehensive Environmental Response, Compensation and Liability Act of 1980, or CERCLA, the U.S. Clean Air Act, the U.S. Clean Water Act, and the U.S. Maritime Transportation Security Act of 2002. We refer you to the discussion in the section of this report entitled "Environmental and Other Regulations" for a description of environmental laws and regulations that affect our business.

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

Our operations have inherent risks that could negatively impact our results of operations and financial condition.

Operating bunkering vessels and marine fuel storage facilities involves inherent risks that could negatively impact our results of operations and financial condition. Our vessels and fuel oils that they carry are at risk of being damaged or lost because of events such as marine disasters, bad weather, mechanical failures, human error, war, terrorism, piracy and other circumstances or events. All of these hazards can result in death or injury to persons, loss of revenues or property, environmental damage, higher insurance rates, damage to our customer relationships, delays or rerouting. Although we maintain insurance to mitigate these costs, there can be no assurance that our insurance would be sufficient to cover the liabilities we may incur as a result of the occurrence of one or more of these events.

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

Risk Factors Relating to Our Securities

Future sales of our common shares could cause the market price of our common stock to decline.

The market price of our common stock could decline due to the issuance and, or the announcements of proposed sales, of a large number of common stock in the market, including sales of common stock by our large shareholders, or the issuance of common shares upon the conversion of our 4.00% Convertible Unsecured Senior Notes due 2018, or the perception that these sales could occur. These sales, or the perception that these sales could occur, could also make it more difficult or impossible for us to sell equity securities in the future at a time and price that we deem appropriate to raise funds through future offerings of common stock.

Our amended and restated articles of incorporation authorize our board of directors to, among other things, issue additional shares of common or preferred stock or securities convertible or exchangeable into equity securities, without shareholder approval. We may issue such additional equity or convertible securities to raise additional capital. The issuance of any additional shares of common or preferred stock or convertible securities could be substantially dilutive to our shareholders, including having the following effects:

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

Our share price may be highly volatile, which could lead to a further loss of all or part of an investor's investment and there may not be a continuing public market for you to resell our common stock.

Since 2008, the stock market has experienced extreme price and volume fluctuations. This volatility has often been unrelated to the operating performance of particular companies. The market price of our shares of common stock fluctuated substantially during 2014, trading at a high of $14.07 in December 2014 and a low of $6.99 in October 2014, and recently closing at $14.46 on May 14, 2015. If the volatility in the market continues or worsens, it could have a further adverse effect on the market price of our shares of common stock, regardless of our operating performance, and an active and liquid public market for our shares of common stock may not continue.

The trading price of our common stock may be highly volatile and could be subject to fluctuations in response to a number of factors beyond our control. Some of those factors are:

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

In recent years, the stock market has experienced significant price and volume fluctuations. These fluctuations may be unrelated to the operating performance of particular companies. These broad market fluctuations may cause declines in the market price of our common stock. The price of our common stock could fluctuate based upon factors that have little or nothing to do with us or our performance, and those fluctuations could materially reduce our common stock price.

You may not be able to sell your shares of our common stock in the future at the price that you paid for them or at all.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

Aegean Marine Petroleum Network Inc. is a Marshall Islands holding company incorporated on June 6, 2005 under the BCA. On September 29, 2005, Leveret, our then sole shareholder, contributed direct and indirect ownership of companies that conduct our business operations. Prior to our initial public offering, we had 28,035,000 shares of common stock outstanding. On December 13, 2006, we consummated our initial public offering of an additional 14,375,000 shares of our common stock, which we refer to as the initial public offering. On January 27, 2010, we completed a public offering of an additional 4,491,900 shares of our common stock. On May 19, 2010, we acquired from Leveret in a private transaction 1,000,000 shares of our common stock. On October 23, 2013, we issued and sold $86.3 million aggregate principal amount of our 4.00% Convertible Unsecured Senior Notes due 2018, and on January 16, 2015, we sold an additional $48.3 million of our 4.00% Convertible Unsecured Senior Notes due 2018.

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

We are an international marine fuel logistics company that markets and physically supplies refined marine fuel and lubricants to vessels in port, at sea and on rivers. As a physical supplier, we procure marine fuel from refineries, major oil producers and other sources and resell and deliver these fuels from our bunkering vessels to a broad base of end users. With service centers in Northern Europe and the Antwerp-Rotterdam-Amsterdam region, or the ARA region, the United Arab Emirates, the U.S. East and West Coasts, Singapore, Gibraltar, the Canary Islands, Greece, Spain, Morocco, Canada, Jamaica, Trinidad and Tobago, the United Kingdom, Panama, Germany and Russia, we believe that we are one of a limited number of independent physical suppliers that owns and operates a fleet of bunkering vessels and conducts physical supply operations in multiple jurisdictions. As of the date of this annual report, we own and operate a fleet of 49 bunkering vessels, 48 of which are constructed with double hulls, and we charter-in 13 bunkering vessels, 11 of which are constructed with double hulls, with an aggregate carrying capacity of approximately 324,000 dwt. We also operate fourteen land-based storage facilities, of which we own one and have exclusive use of two, with an aggregate storage capacity of approximately 1,211,000 cubic meters and one vessel as a floating storage facility with a cargo carrying capacity of approximately 19,900 dwt. We provide fueling services to virtually all types of ocean-going and many types of coastal vessels, such as oil tankers, container ships, drybulk carriers, cruise ships, reefers, LNG/LPG carriers, car carriers and ferries. Our customers include a diverse group of ocean-going and coastal ship operators and marine fuel traders, brokers and other end-users of marine fuel and lubricants.

We provide our customers with services that require sophisticated logistical operations designed to meet their strict fuel quality and delivery scheduling needs. We believe that our extensive experience, management systems and software systems allow us to meet our customers' specific requirements when they purchase and take delivery of marine fuels and lubricants around the world. This, together with the capital intensive nature of our industry and the limited available shipyard capacity for new vessel construction, represents a significant barrier to the entry of competitors. We have devoted our efforts to building a global brand and believe that our customers recognize our brand as representing high quality service and products at each of our locations around the world. We perform our technical ship operations in-house, which helps us maintain high levels of customer service.

Throughout our history, we have expanded our business and marine fuel delivery capabilities through strategic alliances, select business and vessel acquisitions, and the establishment of new service centers.  In July 2012, we commenced utilization of our onshore storage facility in Tangiers, which we lease, near the port of Tanger-Med, a cargo and passenger port located offshore Morocco. In April and August 2013, we commenced physical supply operations in Barcelona and Algeciras, respectively, in Spain. In December 2013, we acquired the U.S. East Coast bunkering business of Hess Corporation (NYSE: HES), including 250,000 cubic meters of leased tank storage in the ports of New York, Philadelphia, Baltimore, Norfolk and Charleston. This acquisition marked our entrance into supplying U.S. customers and has increased our exposure to U.S. clients worldwide, including leading cruise lines. In December 2014, we entered into an agreement to acquire 28,567 metric tons of marine fuel and assume a storage contract with Vopak Terminal in Los Angeles, California at an auction of the assets of O.W. Bunker. We believe that this acquisition will give us access to the ports of Los Angeles and Long Beach, key trade hubs between North America and Asia, which together form the largest container ports in the United States. Also in December 2014, we commenced fuel supply operations in the Gulf of Mexico and assumed time charter in contracts for two ocean-going bunkering tankers that were previously under charter to O.W. Bunker to support our operations there.

In January 2015, we launched physical supply operations in Germany and assumed time charter in contracts for two modern bunkering barges together that were also previously under charter to O.W. Bunker, together with approximately 20,000 cubic meters of onshore storage capacity, and commenced marketing operations in Russia dedicated to sales and marketing of marine petroleum products across all Russian ports.

We currently have a global presence in 31 markets, including Northern Europe and the ARA region, the United Arab Emirates, the U.S. East and West Coasts, Singapore, Gibraltar, the Canary Islands, Greece and Germany. We plan to continue to grow our business during the next several years and to pursue select expansion opportunities as a means of expanding our service.

In some markets, we have deployed floating storage facilities which enable us to maintain more efficient refueling operations, have more reliable access to a supply of bunker fuel and deliver a higher quality service to our customers. We operate a barge, the Mediterranean, with a cargo-carrying capacity of approximately 19,900 dwt, which we use as floating storage facility in Greece. In addition, we own and operate one special purpose vessel, the Aegean Orion, a 550 dwt tanker, which is based in Greece.

We also operate land-based storage facilities in the U.S. East and West Coasts, Tangiers, Las Palmas, Barcelona, the United Kingdom, Panama and Germany, where we store marine fuel in terminals with storage capacity of approximately 310,000, 218,000, 79,000, 52,000, 40,000, 32,000 and 20,000 cubic meters, respectively. In addition, during the fourth quarter of 2014, we, through our wholly owned subsidiary, Aegean Oil Terminal Corporation, completed the construction of our new land-based storage facility in Fujairah, United Arab Emirates, with storage capacity of 465,000 cubic meters, representing 38% of our aggregate storage capacity. We may also consider the construction of land-based storage facilities in other areas depending on market prospects and availability of financing.

Our capital expenditures in connection with the establishment or the acquisition of service centers, including bunkering vessels and floating and land-based storage facilities, described above, amounted to $463.4 million in the aggregate for the year ended December 31, 2014. In addition, as of December 31, 2014, we have paid $205.3 million for construction and other related costs, as well as capitalized interest in the amount of $16.6 million in connection with the construction of our new land-based storage facility in Fujairah, which was completed in the fourth quarter of 2014. We financed the payment of these amounts with our 2013 Fujairah Credit Facility.  Please see "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources."

In addition to our bunkering operations described above, we market and distribute marine lubricants under the Alfa Marine Lubricants brand. Alfa Marine Lubricants are currently available in most of our markets. We view this business as complementary to our business of marketing and delivering marine fuel. We plan to expand the distribution of marine lubricants throughout our service centers and other bunkering ports worldwide.

Our Service Centers

Greece

We currently service our customers in Greece through our related company, Aegean Oil, in Piraeus, Patras, and other parts of Greece. We currently operate nine double hull tankers, one single hull special purpose vessel, the Aegean Orion, a 550 dwt tanker, and one floating storage facility, the Mediterranean, a double hull barge, in Greece.

Aegean Oil has a license, which we, as a non-Greek company, are not qualified to obtain, to operate as a physical supplier of refined marine petroleum products in Greece. Aegean Oil's license to operate as a physical supplier of refined marine petroleum products allows it to operate not only in Piraeus and Patras but in all ports in Greece, including Thessaloniki and Crete.  We purchase our fuel mainly from Hellenic Refinery (ELPE) and Motor Oil Hellas. We store fuel in our floating storage facility, the Mediterranean. As we expand our business, we may elect to service our customers in other Greek ports and seek a larger share of the total Greek market for supply of marine petroleum products. We support our operations in Greece from our office in Piraeus, which we lease.

Gibraltar

We possess a license issued by the Bunkering Superintendent of the Port of Gibraltar to act as a physical supplier of marine petroleum products in Gibraltar. We currently operate five double hull bunkering tankers in Gibraltar.  We purchase our fuel in Gibraltar from a variety of different suppliers, including Repsol S.A., BP Oil International Ltd., Tupras Co., Gunvor S.A., Galp Energia SGPS S.A. and Lia Oil S.A. We store our fuel in a leased storage facility in Tangiers, near the port of Tanger-Med. We support our bunkering operations from our office in Gibraltar, which we lease.

United Arab Emirates

We possess a license issued by Sharjah Economic Development Department to act as a physical supplier of marine petroleum products in the port area of Fujairah. We purchase our fuel in Fujairah from a variety of different suppliers including Vitol, Shell, BP Oil International Ltd, Socar, Mercuria, Petrochina and Bapco.

We have a 25-year lease agreement with the Municipality of Fujairah, which may be automatically renewed for an additional 25 years, pursuant to which we built a land-based storage facility with capacity of 465,000 cubic meters, which was completed in the fourth quarter of 2014. We currently operate seven double hull bunkering tankers in this region, which we service using our Fujairah Storage Facility.  We intend to commercially lease to third parties approximately 300,000 cubic meters of this facility. We support our bunkering operations from two offices in Fujairah and Kohr Fakkan, which we lease.

Jamaica

We are authorized by the Port Authority of Jamaica to act as a physical supplier of marine petroleum products in Jamaica. We service our customers in the ports of Kingston, Montego Bay and Ocho Rios, Jamaica, and may elect to service our customers in other locations in Jamaica. We operate one double hull tanker in Jamaica. We have entered into a long-term supply contract to purchase fuel from the state refinery, Petrojam Limited. We currently compete here against another physical supplier, Petrotec Marine Petroleum Ltd. We support our bunkering operations from our office in Kingston, which we lease.  We also own property, which we may use to construct a land-based storage facility of approximately 80,000 cubic meters.

Singapore

We possess a license issued by the Maritime and Port Authority of Singapore to act as a physical supplier of marine petroleum products in the port of Singapore. We currently operate four double hull bunkering tankers in Singapore and we also have short-term chartering agreements with third-parties for some of these vessels. We purchase our fuel in Singapore from a variety of different suppliers, including BP Singapore Pte. Ltd., Chemoil, Conoco-Phillips, Shell Singapore, Kuo Oil and ExxonMobil. We support our bunkering operations from our office in Singapore, which we lease.

Northern Europe (ARA region)

We possess a license issued by the Belgian Federal Ministry of Finance to trade and supply marine petroleum products offshore and in ports. We deliver fuel offshore and service over 45 ports located throughout Northern Europe, including the North and Irish Sea, the French Atlantic, the English Channel and the St. George Channel. Aegean North West Europe NV, or ANWE, also services the ports of Antwerp, Rotterdam and Amsterdam and also the surrounding ports of Ghent, Zeebruges, Flushing, Terneuzen and Sluiskil, Moerdijk and Ijmuiden. We currently operate 16 bunkering tankers, of which 14 are double hull and two are single hull bunkering tankers in the ARA region. We purchase our fuel in Northern Europe from a variety of different suppliers. We support our bunkering operations in Northern Europe from our office near Antwerp, which we own.

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

Vancouver, Canada

We trade and supply marine petroleum products off the coast and in the port of Vancouver. We operate one double hull bunkering barge in the port of Vancouver.  In addition, our newly built double hull bunkering barge is expected to operate in the port of Vancouver. We purchase our fuel in Vancouver from a variety of different suppliers, including Esso (Imperial Oil), which also engages in supply operations in the port. We support our bunkering operations here from our office in Vancouver, which we lease.

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

Morocco

We possess a license issued by the Agence Spéciale Tanger-Mediterranée, or the TMSA, to act as a physical supplier of marine petroleum products off the coast of Morocco and in the port of Tanger-Med. We currently serve this service center with our Gibraltar-based bunkering tankers and operate a land-based storage facility in Tangiers, near the port of Tanger-Med, with approximately 218,000 cubic meters capacity.

We were selected by Horizon Tangiers Terminal S.A., a special purpose consortium, as the exclusive bunkering company for the new port in Tanger-Med. Since July 2012, we store our fuel at the leased tanks in the Tanger-Med area under this appointment, the duration of which is 25 years. We currently support our bunkering operations here from our office in Gibraltar, which we lease.

Las Palmas and Tenerife

In June 2010, we acquired the assets and operations of the Shell Las Palmas terminal in the Canary Islands. The Shell Las Palmas terminal occupies an area of approximately 20,000 square meters, providing bunkering services for a diverse group of ship operators primarily along major trans-Atlantic seaborne trade routes. The terminal includes a lubricants plant, dedicated land-based storage facilities with approximately 65,000 metric tons capacity as well as on-site blending facilities to mix all grades of fuel oils and distillates. In addition, we lease approximately 16,000 cubic meters capacity from BP España S.A.U. in its adjacent terminal. In June 2011, we also commenced physical supply of operations in Tenerife, which we support from our Las Palmas service center.

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

Panama

In August 2011, we were granted a 20-year concession agreement from the Panama Maritime Authority to operate land-based storage facilities at two ports, Balboa and Cristobal, located at each end of the Panama Canal, and shortly thereafter, commenced physical operations there. On February 25, 2013, we sold our interest in our land-based storage facilities in Panama to an unaffiliated third-party purchaser for $9.7 million. Under a separate agreement with the purchaser, we simultaneously agreed to lease back fuel storage facilities at these ports, with a capacity of approximately 32,000 cubic meters. We currently do not have any vessels operating in Panama, however we conduct fuel trading in the area. We support our operations from our offices in New York.

Barcelona and Algeciras , Spain

In August 2012, we signed a definitive agreement with Meroil, a Barcelona-based oil and energy logistics company which operates the largest Spanish coastline terminal for petroleum products in the Port of Barcelona, Spain, to secure onshore fuel oil storage capacity in that terminal, and in April 2013, we commenced physical supply operations in Barcelona.  We have a license from the Port Authority of Barcelona to act as a physical supplier of marine petroleum products and we operate two double hull bunkering tankers in the area. We support our operations from our office in Barcelona, which we lease.

In August 2013, we commenced physical supply operations in Algeciras, Spain. We have a license from the Port Authority of Algeciras to act as a physical supplier of marine petroleum products and we operate one double hull bunkering tanker in the area to provide bunkering services. We support our operations from our office in Gibraltar, which we lease.

U.S. East Coast

In December 2013, upon our acquisition of the U.S. East Coast bunkering business from Hess Corporation, we commenced operations in the U.S. East Coast. The newly acquired business includes bunkering operations plus approximately 250,000 cubic meters of leased tank storage. In this region, we supply the heavily trafficked ports of New York, Philadelphia, Baltimore, Norfolk and Charleston. We support our U.S. East Coast operations from our office in New York, which we lease.

U.S. West Coast

In December 2014, we acquired 28,567 metric tons of marine fuel and assumed a storage contract with Vopak Terminal in Los Angeles, California at an auction of the assets of O.W. Bunker. This acquisition has given us access to the ports of Los Angeles and Long Beach, key trade hubs between North America and Asia, which together form the largest container ports in the United States. We support our U.S. West Coast operations from our office in New York, which we lease.

Gulf of Mexico

In December 2014, we assumed the contracts for two ocean-going bunkering tankers previously under charter to O.W. Bunker. With these specialized tankers and their highly trained personnel in place, we service the specific needs of vessels transiting the Gulf of Mexico.

Germany

In January 2015, we launched physical supply operations in Germany and assumed contracts for two modern bunkering barges in Germany that were also previously under charter to O.W. Bunker, together with approximately 20,000 cubic meters of onshore storage capacity. We support our operations from our office in Hamburg, which we lease.

Sales and Marketing

Most of our marketing, sales, ship-management and other related functions are performed at our main offices in Piraeus, Greece. We also market products and services from our offices in New York (the United States), Vancouver and Montreal (Canada), Singapore, Antwerp (Belgium), St. Petersburg (Russia) and Hamburg (Germany). Our sales force interacts with our established customers and markets our fuel sales and services to large commercial shipping companies and foreign governments. We believe our level of customer service, years of experience in the industry, and reputation for reliability are significant factors in retaining our customers and attracting new customers. Our sales and marketing approach is designed to create awareness of the benefits and advantages of our fuel sales and services. We are active in industry trade shows and other available public forums.

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

Customers

We market marine fuel and related services to a broad and diversified base of customers. During the years ended December 31, 2014, 2013 and 2012, none of our customers accounted for more than 10% of our total revenues. Our customers serviced during the past three years include Greek-owned commercial shipping companies, such as Blue Star Ferries, Neptune Line Shipping and ENESEL S.A., other international shipping companies, such as A.P. Moller and Royal Caribbean Cruises Ltd., fuel traders and brokers, such as World Fuel Services Corporation, and oil majors, such as Exxon Mobil Corporation.

Suppliers

We purchase our marine fuel and lubricants from refineries, oil majors or other select suppliers around the world. In the years ended December 31, 2014, 2013 and 2012, we purchased marine petroleum products of approximately $348.6 million, $421.3 million, and $458.1 million, respectively, or approximately 5% to 7% of our total purchases of marine petroleum products, from our related companies, Aegean Oil and Melco S.A., or Melco. The majority of our purchases of marine petroleum products during the years ended December 31, 2014, 2013 and 2012 were made from unrelated third-party suppliers and totaled $5,943.8 million, $5,604.4 million and $6,481.5 million, respectively, or approximately 93% to 95% of our total purchases of marine petroleum products. Our cost of fuel is generally tied to spot pricing, market-based formulas or is governmentally controlled. We are usually extended trade credit from our suppliers for our fuel purchases, which are generally required to be secured by standby letters of credit or letters of guarantee.

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

Our vessels are subject to regulatory requirements imposed by the IMO, including the phase-out of single hull tankers.

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

As a result of the oil spill in November 2002 relating to the loss of the MT Prestige, which was owned by a company not affiliated with us, in December 2003, the Marine Environmental Protection Committee of the IMO, or MEPC, adopted additional amendments to Annex I of the MARPOL Convention, which amendments became effective in April 2005. The amendment revised existing regulation 13G (now regulation 20) accelerating the phase-out of single hull oil tankers and adopted a new regulation 13H (now regulation 21) aimed at the prevention of oil pollution from oil tankers carrying heavy grade oil as cargo. Under the revised regulations, single hull oil tankers exceeding 5,000 tons deadweight were required to be phased out (or to meet certain other limited exceptions) no later than April 5, 2005 or the anniversary of the date of delivery of the ship on the date or in the year specified in the following table:

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
2007 for ships delivered in 1980 and 1981
2008 for ships delivered in 1982
2009 for ships delivered in 1983
2010 for ships delivered in 1984 or later

Under the revised regulations, a flag state may permit continued operation of certain Category 2 or 3 tankers beyond the phase-out date set forth above. The regulations also enable a flag state to allow for some newer single hull oil tankers registered in its country that conform to certain technical specifications to continue operating until the earlier of the anniversary of the date of delivery of the vessel in 2015 or the date on which the vessel reaches 25 years after the date of its delivery. As described below, certain Category 2 and 3 tankers fitted only with double bottoms or double sides may also be allowed by the flag state to continue operations until their 25th anniversary of delivery. Port states are however permitted to deny entry to such tankers, if the tankers are also operating beyond the anniversary of the date of their delivery in 2015.

The December 2003 amendments to Annex I of the MARPOL convention, discussed above, adopted regulation 21 on the prevention of oil pollution from oil tankers carrying heavy grade oil as cargo, or HGO, which includes most grades of marine fuel. The new regulation requires, with certain limited exceptions, that single hull oil tankers of 5,000 dwt and above comply with regulation 13F of Annex 1 (setting out a number of requirements aimed at the prevention of oil pollution in the event of collision or stranding) after April 5, 2005, and that single hull oil tankers of 600 dwt and above but less than 5,000 dwt comply with regulation 13F(7)(a) of Annex 1 (requiring certain modifications to smaller tankers in order to prevent pollution in the event of collision or stranding) no later than the anniversary of their delivery in 2008.

Under regulation 21, HGO means any of the following:

•	crude oils having a density at 15°C higher than 900 kg/m3;

•	fuel oils having either a density at 15°C higher than 900 kg/m3 or a kinematic viscosity at 50°C higher than 180 mm2/s; or

•	bitumen, tar and their emulsions.

Under regulation 21, the flag state may allow continued operation of oil tankers of 5,000 dwt and above, carrying crude oil with a density at 15°C higher than 900 kg/m3 but lower than 945 kg/m3, that conform to certain technical specifications and where, in the opinion of such flag state, the ship is fit to continue such operation, having regard to the size, age, operational area and structural conditions of the ship and provided that the continued operation shall not go beyond the date on which the ship reaches 25 years after the date of its delivery.

The flag state may also allow continued operation of a single hull oil tanker of 600 dwt and above but less than 5,000 dwt, carrying HGO as cargo, if, in the opinion of such flag state, the ship is fit to continue such operation, having regard to the size, age, operational area and structural conditions of the ship, provided that the operation shall not go beyond the date on which the ship reaches 25 years after the date of its delivery.

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

Revised Annex I to the MARPOL Convention entered into force in January 2007 and has undergone various minor amendments since then. Revised Annex I incorporates various amendments adopted since the MARPOL Convention entered into force in 1983, including the amendments to regulation 13G (regulation 20) and newly adopted regulation 13H (regulation 21). Revised Annex I also imposes construction requirements for oil tankers delivered on or after January 1, 2010. A further amendment to revised Annex I includes an amendment to the definition of HGO that will broaden the scope of regulation 21. On August 1, 2007 regulation 12A (an amendment to Annex I) came into force requiring fuel oil tanks to be located inside the double hull in all ships with an aggregate oil fuel capacity of 600m3 and above which are delivered on or after August 1, 2010, including ships for which the building contract is entered into on or after August 1, 2007 or, in the absence of a contract, for which the keel is laid on or after February 1, 2008. Non-compliance with the ISM Code or with other IMO regulations may subject a shipowner or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in denial of access to, or detention in, some ports including United States and European Union ports.

Air Emissions

In September of 1997, the IMO adopted Annex VI to MARPOL to address air pollution.  Effective May 2005, Annex VI sets limits on nitrogen oxide emissions from ships whose diesel engines were constructed (or underwent major conversions) on or after January 1, 2000. It also prohibits "deliberate emissions" of "ozone depleting substances," defined to include certain halons and chlorofluorocarbons. "Deliberate emissions" are not limited to times when the ship is at sea; they can for example include discharges occurring in the course of the ship's repair and maintenance. Emissions of "volatile organic compounds" from certain tankers, and the shipboard incineration (from incinerators installed after January 1, 2000) of certain substances (such as polychlorinated biphenyls (PCBs)) are also prohibited. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulphur emissions, known as Emission Control Areas, or ECAs (see below).

Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulphur contained in any fuel oil used on board ships.  As of January 1, 2012, the amended Annex VI requires that fuel oil contain no more than 3.50% sulfur.  By January 1, 2020, sulfur content must not exceed 0.50%, subject to a feasibility review to be completed no later than 2018. Our vessels consume a regulated amount of bunker fuels sulphur content as per IMO Annex VI and EU Directive requirements. In addition, as per EU Directive 2005/33/EC, we have established a plan to modify and upgrade our vessels' machinery to ensure operation on low-sulphur fuels.

Sulfur content standards are even stricter within certain ECAs. As of July 1, 2010, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 1.0% (from 1.50%), was further reduced to 0.10% as of January 1, 2015.  Amended Annex VI establishes procedures for designating new ECAs.  The Baltic Sea and the North Sea have been so designated.  On August 1, 2012, certain coastal areas of North America were designated ECAs, and effective January 1, 2014, the applicable areas of the United States Caribbean Sea were designated ECAs.  Ocean-going vessels in these areas will be subject to stringent emissions controls and may cause us to incur additional costs. If other ECAs are approved by the IMO or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the EPA or the states where we operate, compliance with these regulations could entail significant capital expenditures, or operational changes, or otherwise increase the costs of our operations.

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

Safety Requirements

The IMO also adopted the International Convention for the Safety of Life at Sea, or SOLAS, and the International Convention on Load Lines, or the LL Convention, which impose a variety of standards that regulate the design and operational features of ships. The IMO periodically revises the SOLAS and LL Convention standards. The May 2012 SOLAS amendments entered into force as of January 1, 2014. Additionally, the May 2013 SOLAS amendments, pertaining to emergency drills, entered into force in January 2015.  The Convention on Limitation for Maritime Claims (LLMC) was amended and the amendments are expected to go into effect on June 8, 2015. The amendments alter the limits of liability for a loss of life or personal injury claim and a property claim against ship owners.

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

In addition, the IMO adopted an International Convention for the Control and Management of Ships' Ballast Water and Sediments, or the BWM Convention, in February 2004. The BWM Convention's implementing regulations call for a phased introduction of mandatory ballast water exchange requirements to be replaced in time with mandatory concentration limits. The BWM Convention will not become effective until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world's merchant shipping. To date, there has not been sufficient adoption of this standard for it to take force.  Many of the implementation dates originally written into the BWM Convention have already passed, so that once the BWM Convention enters into force, the period for installation of mandatory ballast water exchange requirements would be extremely short, with several thousand ships a year needing to install ballast water management systems (BWMS).  For this reason, on December 4, 2013, the IMO Assembly passed a resolution revising the application dates of the BWM Convention so that they are triggered by the entry into force date and not the dates originally in the BWM Convention.  This in effect makes all vessels constructed before the entry into force date 'existing' vessels, and allows for the installation of a BWMS on such vessels at the first renewal survey following entry into force. If mid-ocean ballast exchange or ballast water treatment requirements become mandatory, the cost of compliance could increase for ocean carriers. Although we do not believe that the costs of compliance with a mandatory mid-ocean ballast exchange would be material, it is difficult to predict the overall impact of such a requirement on our operations.

The IMO continues to review and introduce new regulations.  It is difficult to accurately predict what additional regulations, if any, may be passed by the IMO in the future and what effect, if any, such regulations might have on our operations.

European Union Restrictions

In October 2009, the European Union amended directive 2005/33/EC to impose criminal sanctions for illicit ship-source discharges of polluting substances, including minor discharges, if committed with intent, recklessly or with serious negligence and the discharges individually or in the aggregate result in deterioration of the quality of water.  Aiding and abetting the discharge of a polluting substance may also lead to criminal penalties.  Member States were required to enact laws or regulations to comply with the directive by the end of 2010.  Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims.

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

United Kingdom

Our marine fuel terminal operations involving the storage of fuel in the United Kingdom are subject to stringent laws and regulations governing the discharge of materials into the environment, otherwise relating to protection of the environment, operational safety and related matters. In particular, we are subject to the United Kingdom's Environmental Protection Act 1990, or the EPA, which generally concerns pollution of water (including the sea), land and air due to release of substances which are capable of causing harm to living organisms, and the United Kingdom's Water Resources Act 1991 (as amended by the Environment Act 1995), or WRA, which is directed primarily at water quality and quantity. In addition, the Pollution Prevention and Control (England and Wales) Regulations 2010, or the Regulations, implement integrated pollution prevention and control regimes. These regulations, applicable only to England and Wales and their territorial adjacent waters, cover pollution of water, land and air due to emissions which may be harmful to the environment or may result in damage to property or environment.  Amendments to the Regulations, which implemented the European Union's Industrial Emissions Directive (IED) in England and Wales, went into effect on February 27, 2013.

Under the EPA, WRA and the Regulations, we may be subject, among other things, to administrative, civil and criminal penalties, the imposition of investigatory and remedial remedies and issuance of injunctions that may restrict or prohibit our United Kingdom operations or even claims of damages to property or persons resulting from our operations.

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

Greenhouse Gas Regulation

Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions. As of January 1, 2013, all new ships must comply with two new sets of mandatory requirements, which were adopted by MEPC in July 2011, in part to address greenhouse gas emissions from ships. Currently operating ships will be required to develop Ship Energy Efficiency Management Plans, and minimum energy efficiency levels per capacity mile will apply to new ships. Our vessels comply with these requirements, and we have regular inspections performed by our personnel to ensure continued compliance. The MEPC is also considering market-based mechanisms to reduce greenhouse gas emissions from ships. The European Parliament and Council of Ministers are expected to endorse regulations that would require the monitoring and reporting of greenhouse gas emissions from marine vessels in 2015.  For 2020, the EU made a unilateral commitment to reduce overall greenhouse gas emissions from its member states by 20% of 1990 levels.  The EU also committed to reduce its emissions by 20% under the Kyoto Protocol's second period, from 2013 to 2020.  If the strategy is adopted by the European Parliament and Council large vessels using European Union ports would be required to monitor, report, and verify their carbon dioxide emissions beginning in January 2018.  In December 2013 the European Union environmental ministers discussed draft rules to implement monitoring and reporting of carbon dioxide emissions from ships.

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

The U.S. Environmental Protection Agency, or the EPA, regulates the discharge of ballast and bilge water and other substances in U.S. waters under the CWA. EPA regulations require vessels 79 feet in length or longer (other than commercial fishing and recreational vessels) to comply with a Vessel General Permit, or the VGP, authorizing ballast water discharges and other discharges incidental to the operation of vessels.  The VGP imposes technology and water-quality based effluent limits for certain types of discharges and establishes specific inspection, monitoring, record keeping and reporting requirements to ensure the effluent limits are met.  For a new vessel delivered to an owner or operator after September 19, 2009 to be covered by the VGP, the owner must submit a Notice of Intent, or NOI, at least 30 days before the vessel operates in U.S. waters. On March 28, 2013, the EPA re-issued the VGP for another five years; this VGP took effect on December 19, 2013. The 2013 VGP focuses on authorizing discharges incidental to operations of commercial vessels. The draft permit also contains numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in US waters, more stringent requirements for exhaust gas scrubbers and the use of environmentally acceptable lubricants.

U.S. Coast Guard regulations adopted under the U.S. National Invasive Species Act, or NISA, also impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering or operating in U.S. waters, and the Coast Guard has proposed new ballast water management standards and practices, including limits regarding ballast water releases. Vessels not complying with these regulations are restricted from entering U.S. waters. Compliance with the EPA and the U.S. Coast Guard regulations could require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, or may otherwise restrict our vessels from entering U.S. waters. The U.S. Coast Guard must approve any technology before it is placed on a vessel but has not yet approved the technology for vessels to meet these standards. The U.S. Coast Guard's revised regulations on ballast water management are consistent with those adopted by the IMO in 2004.  The U.S. Coast Guard will review the practicability of implementing a more stringent ballast water discharge standard and publish results no later than January 1, 2016.

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

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. In December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security.  The new Chapter V became effective in July 2004 and imposes various detailed security obligations on vessels and port authorities, and mandates compliance with the ISPS Code.  The ISPS Code is designed to enhance the security of ports and ships against terrorism.  Amendments to SOLAS Chapter VII, made mandatory in 2004, apply to vessels transporting dangerous goods and require those vessels be in compliance with the International Maritime Dangerous Goods Code, or the IMDG Code.

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

Ships operating without a valid certificate may be detained at port until it obtains an ISSC, or it may be expelled from port, or refused entry at port.

Inspection by Classification Societies

    Our tankers have been certified as being "in-class" by Lloyds Register of Shipping Germanischer Lloyd, American Bureau of Shipping, Det Norske Veritas and Bureau Veritas, all of which are members of the International Association of Classification Societies (IACS). In December 2013, the IACS adopted new harmonized Common Structure Rules that align with IMO goal standards, which will apply to oil tankers and bulk carriers contracted to be constructed on or after July 1, 2015. Generally, the regulations of vessel registries accepted by international lenders in the shipping industry require that an ocean-going vessel's hull and machinery be evaluated by a classification society authorized by the country of registry. The classification society certifies that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the vessel's country of registry and the international conventions of which that country is a member. Each vessel is inspected by a surveyor of the classification society in three surveys of varying frequency and thoroughness: every year for the annual survey, every two to three years for intermediate surveys and every four to five years for special surveys. Should any defects be found, the classification surveyor generally issues a notation or recommendation for appropriate repairs, which have to be made by the shipowner within the time limit prescribed. Vessels may be required, as part of the annual and intermediate survey process, to be drydocked for inspection of the underwater portions of the vessel and for necessary repair stemming from the inspection. Special surveys always require drydocking.

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

Aegean Marine Petroleum Network Inc. is a Marshall Islands holding company and we transact our bunkering business primarily through AMP, a wholly-owned subsidiary incorporated in Liberia, and operate our service centers through Aegean Bunkering Gibraltar Ltd., Aegean Bunkering Jamaica Ltd., Aegean Bunkering (Singapore) Pte. Ltd., Aegean Bunkering (Ghana) Limited, Aegean Bunkers at Sea, Aegean North West Europe NV, ICS Petroleum Ltd., Portland Bunkers International Ltd., Aegean Bunkering Combustibles Las Palmas S.A., Aegean Bunkering (Morocco) SRL, Aegean Bunkering Trinidad Ltd., Aegean Bunkering (Panama) SA and Aegean Bunkering (Hong Kong) Ltd., Aegean Bunkering (USA) LLC, Aegean Bunkering Germany GMBH, Aegean BD&M Neva,  separate wholly-owned subsidiaries incorporated in Gibraltar, Jamaica, Singapore, Ghana, Belgium, British Columbia (Canada) and under the laws of England and Wales, Canary Islands, Morocco, Trinidad and Tobago, Morocco, Panama, Hong Kong, the United States, Germany and Russia, respectively, and Aegean Marine Petroleum LLC, a controlled subsidiary incorporated in the United Arab Emirates, which is 51% owned by a local nominee. We provide the management of our bunkering tankers through Aegean Bunkering Services Inc., or ABS, a wholly-owned subsidiary incorporated in the Marshall Islands, and Aegean Management Services M.C., a wholly owned-subsidiary incorporated in Greece. We provide the marketing and administrative services for our operations through Aegean Oil (USA), LLC and AMPN USA, LLC, our wholly-owned subsidiaries formed in Delaware, the United States, and I.C.S. Petroleum (Montreal) Ltd., our wholly-owned subsidiary incorporated in Canada. We hold certain of our subsidiaries through Aegean Holdings S.A. and Aegean Investments S.A., our wholly-owned subsidiaries incorporated in the Marshall Islands, and we hold our vessel-owning subsidiaries through Aegean Shipholdings Inc., a wholly-owned subsidiary incorporated in the Marshall Islands. On February 25, 2013, our wholly-owned subsidiary incorporated in Marshall Islands, Aegean Tankfarms Holdings S.A., sold its 60% interest in Oil Terminal Consultancy Ltd., a company that owns the 92.5% of Aegean Oil Terminals (Panama) SA, which is incorporated in Panama. Our wholly-owned subsidiaries, AMPNI Investments Ltd. and AMPNI Holdings Ltd., are incorporated in Cyprus and hold our acquisitions performed during 2010 in Belgium and Las Palmas.

Currently, we own our vessels through separate wholly-owned subsidiaries listed in the following table:

Vessel-owning Subsidiary	Country of Incorporation	Vessel Name
Aegean Rose Maritime Company	Greece	Aegean Rose
Aegean Tiffany Maritime Company	Greece	Aegean Tiffany
Aegean Breeze Maritime Company	Greece	Aegean Breeze I
Aegean Gas Maritime Company	Greece	Mediterranean
Sea Breezer Marine S.A.	Marshall Islands	Aegean Princess
Milos Shipping (Pte.) Ltd.	Singapore	Milos
Aegean Bunkers at Sea NV	Belgium	Sara
Serifos Shipping (Pte.) Ltd.	Singapore	Serifos
Kithnos Maritime Inc.	Marshall Islands	Kithnos
Amorgos Maritime Inc.	Marshall Islands	Amorgos
Kimolos Shipping (Pte.) Ltd.	Singapore	Kimolos
Syros I Maritime Inc.	Marshall Islands	Syros
Mykonos I Maritime Ltd.	Cyprus	Mykonos
Santorini I Maritime Ltd.	Cyprus	Santorini
Paros Maritime Inc.	Marshall Islands	Paros I
Tempest Shiptrade Ltd.	Marshall Islands	Naxos
Eton Marine Ltd.	Liberia	Patmos
Tasman Seaways Inc.	Liberia	Kalymnos
West Coast Fuel Transport Ltd.	British Columbia (Canada)	PT25
Aegean Maistros Maritime Company	Greece	Aegean Orion
Aegean Ship III Maritime Company	Greece	Aegean III
Aegean Ship VIII Maritime Company	Greece	Aegean VIII
Aegean Ace Maritime Company	Greece	Aegean Ace
Paxoi Marine S.A.	Liberia	Paxoi
Kerkyra Marine S.A.	Liberia	Kerkyra
Ithaki Marine S.A.	Liberia	Ithaki
Cephallonia Marine S.A.	Liberia	Kefalonia
ICS Petroleum Ltd.	British Columbia (Canada)	PT22
AMP Maritime S.A.	Liberia	Aegean Champion
Zakynthos Marine S.A.	Liberia	Zakynthos
Andros Marine Ltd.	Cyprus	Andros
Ios Marine Inc.	Liberia	Lefkas
Dilos Marine Inc.	Liberia	Dilos
Ios Shipping Ltd.	Malta	Ios I
Kythira Marine S.A.	Liberia	Kythira
Benmore Services S.A.	Liberia	Nisyros
Sealand Navigation Inc.	Marshall Islands	Karpathos
Santon Limited	Liberia	Leros
Kassos Navigation S.A.	Liberia	Kassos
Aegean Barges NV	Belgium	Colorado
Aegean Barges NV	Belgium	New Jersey
Symi Navigation S.A.	Liberia	Symi
Aegean North West Europe NV	Belgium	Willem SR(1)
Blatoma NV	Belgium	Texas
Seatra BVBA	Belgium	Montana
Sifnos Marine Inc.	Liberia	Anafi
Aegean VII Shipping Ltd	Malta	Sikinos
Tilos Shipping (Pte) Ltd	Singapore	Tilos
Halki Navigation S.A.	Liberia	Halki
Aegean North West Europe NV	Belgium	Florida(1)
ICS Petroleum Ltd.	British Columbia (Canada)	PT40
____________
(1) 10% ownership interest.

D.	Property, Plants and Equipment

Real Property

The following table presents certain information relating to our leased and owned properties as of May 15, 2015. We consider our properties to be suitable and adequate for our present needs.

Location	Principal Use	Leased or Owned	Lease Expiration Date
Piraeus, Greece	Business coordination center and ship-management office	Leased	March 2023
Portland, U.K.	Administrative and operations office and storage facility	Leased	October 2032
Fujairah, United Arab Emirates	Administrative and operations office	Leased	October 2058
Khor Fakkan, United Arab Emirates	Administrative and operations office	Leased	December 2015
Gibraltar	Administrative and operations office	Leased	April 2040
Kingston, Jamaica	Administrative office and land storage facility	Owned	-
Singapore	Administrative and operations office	Leased	September 2016
Antwerp, Belgium	Administrative and operations office	Owned	-
Edgewater, New Jersey, U.S.A.	Property leased to third-party	Owned	-
New York, New York, U.S.A.	Administrative and operations office	Leased	December 2015
Connecticut, New York, U.S.A.	Administrative and operations office	Leased	January 2018
Nicosia, Cyprus	Administrative office	Leased	May 2015
Vancouver, Canada	Administrative and operations office	Leased	February 2016
Montreal, Canada	Sales and marketing office	Leased	January 2017
Port of Spain, Trinidad	Administrative and operations office	Leased	March 2016
Las Palmas, Canary Islands	Administrative and operations office and storage facility	Leased	December 2027
Tangiers, Morocco	Storage facility	Leased	November 2031
Fujairah, United Arab Emirates	Storage facility	Leased	October 2058
Barcelona	Storage facility and operations office	Leased	April 2022
Los Angeles, California, U.S.A.	Storage facility	Leased	December 31, 2015
Hamburg, Germany	Storage facility and operations office	Leased	December 31, 2019
St. Petersburg, Russia	Administrative and operations office	Leased	June 15, 2015

Our Fleet

The following table lists our fleet as of May 15, 2015.

Name	Double Hull	Flag	Build	Dwt
Bunkering Tankers:
Symi	Yes	Liberia	2012	6,270
Zaria*	Yes	Netherlands	2012	2,236
Halki	Yes	Gibraltar	2011	6,256
Sikinos	Yes	Malta	2011	4,595
Anafi	Yes	Gibraltar	2011	4,584
Tilos	Yes	Singapore	2011	6,263
Elisalex Schulte*	Yes	Singapore	2011	16,427
Dilos	Yes	Liberia	2010	4,593
Ios I	Yes	Malta	2010	4,620
Kythira	Yes	Liberia	2010	6,314
Nisyros	Yes	Gibraltar	2010	6,312
Karpathos	Yes	Greece	2010	6,247
Leros	Yes	Panama	2010	6,311
Kassos	Yes	Gibraltar	2010	6,256
Lefkas	Yes	Liberia	2010	6,321
Andros	Yes	Gibraltar	2010	4,605
Zakynthos	Yes	Gibraltar	2010	6,303
Naxos	Yes	Greece	2009	4,626
Kerkyra	Yes	Panama	2009	6,290
Paxoi	Yes	Liberia	2009	6,310
Kalymnos	Yes	Liberia	2009	6,283
Kefalonia	Yes	Liberia	2009	6,272
Ithaki	Yes	Liberia	2009	6,272
Syros	Yes	Liberia	2008	4,596
Patmos	Yes	Liberia	2008	6,262
Paros I	Yes	Liberia	2008	4,629
Mykonos	Yes	Gibraltar	2008	4,626
Santorini	Yes	Gibraltar	2008	4,629
Kimolos	Yes	Singapore	2008	4,664
Eloise*	Yes	Netherlands	2008	2,300
Kithnos	Yes	Malta	2007	4,626
Amorgos	Yes	Liberia	2007	4,664
Serifos	Yes	Singapore	2007	4,664
Milos	Yes	Singapore	2007	4,626
Charleston**	Yes	United States	2007	18,146
Aegean Tiffany	Yes	Greece	2004	2,747
Aegean Breeze I	Yes	Greece	2004	2,747
Aegean Ace	Yes	Greece	1992	1,615
Aegean Princess	Yes	Gibraltar	1991	7,030
Aegean Champion	Yes	Liberia	1991	23,400
Sara	Yes	Malta	1990	7,389
Aegean III	Yes	Greece	1990	2,973
Aegean VIII	Yes	Greece	1990	2,973
Aegean Rose	Yes	Greece	1988	4,935

In-Land Waterway Bunkering Tankers:
Beryl*	Yes	Luxemburg	2014	2,468
Florida	Yes	Belgium	2011	1,533
Montana	Yes	Belgium	2011	4,319
Mozart*	Yes	Belgium	2011	2,799
Alaska*	Yes	Netherlands	2010	3,778
Onyx *	Yes	Luxemburg	2010	2,979
New York*	Yes	Belgium	2009	4,298
Willem Sr.	Yes	Netherlands	2006	3,180
New Jersey	Yes	Belgium	2006	4,100
Alexia*	Yes	Belgium	2005	3,550
Tanzanite*	Yes	Belgium	2004	4,068
Colorado	Yes	Belgium	2004	5,578
Texas	Yes	Belgium	2003	4,165
Julienne*	No	Belgium	1994	1,244
Jean Bart*	No	Belgium	1981	1,306

Bunkering Barges:
PT40	Yes	Canada	2014	4,222
PT22	Yes	Canada	2001	2,315
PT25	No	Canada	1988	2,560

Special Purpose Vessel:
Aegean Orion	No	Greece	1991	550

Floating Storage Facility:
Mediterranean	Yes	Greece	1982	19,894

*Chartered in by us from a third party.
**Chartered in by us and chartered out to a third party.

We have positioned our bunkering tankers across our existing service centers and review vessel positioning on a periodic basis and reposition our vessels among our existing or new service centers to optimize their deployment. Our vessels operate within or outside the territorial waters of each geographical location and, under international law, usually fall under the jurisdiction of the country of the flag they carry. Generally, our bunkering tankers, unlike our bunkering barges, are not permanently located within any particular territorial waters and we are free to use all of our bunkering tankers in any geographical location. We have positioned one of our bunkering tankers in Greece, which we use as a floating storage facility, and we have positioned our 550 dwt tanker, the Aegean Orion, as a special purpose vessel in Greece.

In addition, we operate land-based storage facilities in the U.S. East and West Coasts, Tangiers, Las Palmas, Barcelona, the United Kingdom, Panama and Germany, where we store marine fuel in terminals with storage capacity of approximately 310,000, 218,000, 79,000, 52,000, 40,000, 32,000 and 20,000 cubic meters, respectively. In addition, during the fourth quarter of 2014, we, through our wholly owned subsidiary, Aegean Oil Terminal Corporation, completed the construction of our new land-based storage facility in Fujairah, United Arab Emirates, with storage capacity of 465,000 cubic meters, representing 38% of our aggregate storage capacity. We may also consider the construction of land-based storage facilities in other areas depending on market prospects and the availability of financing.

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

General

We are an international marine fuel logistics company that markets and physically supplies refined marine fuel and lubricants to vessels in port, at sea and on rivers. As a physical supplier, we purchase marine fuel from refineries, major oil producers and other sources and resell and deliver such fuel, using our bunkering tankers, to a broad base of end users of marine fuels and lubricants.

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

We purchase marine petroleum products from reputable suppliers under either long-term supply contracts or on the spot markets at a margin over PLATTS prices. Except for our service centers in Gibraltar, the United Arab Emirates, the United Kingdom, Las Palmas, Panama, Barcelona, the U.S. East and West Coasts and Germany, we generally take deliveries of the products on the day of, or a few days prior to, the delivery of the products to our customer's vessel. In Gibraltar, the United Arab Emirates, the United Kingdom, Las Palmas, Panama, Barcelona, the U.S. East and West Coasts and Germany, we utilize our owned or leased storage facilities to generally take deliveries of products more than one but less than two weeks prior to delivery of the products to our customers. The cost of our marine fuel purchases is generally fixed at the date of our agreement, which is prior to the loading from the supplier's premises. Generally, under our long-term supply contracts, the supplier undertakes to supply us with a minimum quantity of marine fuel per month, subject to the agreed quantity as per our contract. Price calculations vary from supplier to supplier in terms of the supplier's margins, the referenced PLATTS prices and the calculation of the average PLATTS price. Depending on the agreement with each supplier, the referenced PLATTS price could be the spot price or an average price over a specified period.

We deliver marine petroleum products to our customers mainly through our bunkering tankers. We are responsible for paying our tankers' operating expenses, including the cost of crewing, insuring, repairing and maintaining the vessel, spares and consumable stores, tonnage taxes and other vessel-related expenses. Our bunkering tankers are not used for the transportation of petroleum products across oceans. Accordingly, a significant portion of our vessel operating expenses are fixed or semi-variable (e.g., a bunkering tanker's insurance costs, crew wages and certain other costs are incurred irrespective of the number of sales deliveries it makes during a period) and, as a group, represent the most significant operating expense for us other than the cost of the marine petroleum products to be sold to our customers.

We incur overhead costs to support our operations. In general, the logistics of purchasing marine fuel from suppliers and selling and delivering the fuel to customers are managed and coordinated by employees at our marketing and operating office in Greece, employees at our local service centers and the crews of our bunkering tankers.

Factors Affecting Our Results of Operations

We believe that the important measures for analyzing trends in our results of operations consist of the following:

•	Sales volume of marine fuel. We define the sales volume of marine fuel as the volume of sales of various classifications of marine fuel oil, or MFO, marine diesel oil, or MDO, and marine gas oil, or MGO, for the relevant period, measured in metric tons. The sales volume of marine fuel is an indicator of the size of our operations as it affects both the sales and the cost of marine petroleum products recorded during a given period. Sales volume of marine fuel does not include the sales volume of lubricants due to insignificant volumes for all periods presented.

•	Gross spread on marine petroleum products and gross spread per metric ton of marine fuel sold. Gross spread on marine petroleum products represents the margin that we generate on sales of marine fuel and lubricants. Gross spread on marine fuel represents the margin that we generate on sales of various classifications of MFO or MGO. Gross spread on lubricants represents the margin that we generate on sales of lubricants. We calculate the gross spreads by subtracting from the sales of the respective marine petroleum product the cost of the marine petroleum product sold. For arrangements in which we physically supply marine petroleum products using our bunkering tankers, costs of marine petroleum products sold represent amounts paid by us for marine petroleum products sold in the relevant reporting period. For arrangements in which marine petroleum products are purchased from our related company, Aegean Oil, cost of marine petroleum products sold represents the total amount paid by us to the physical supplier for marine petroleum products and their delivery to our customers. Gross spread per metric ton of marine fuel sold represents the margins we generate per metric ton of marine fuel sold. We calculate gross spread per metric ton of marine fuel sold by dividing the gross spread on marine fuel by the sales volume of marine fuel. Marine fuel sales do not include sales of lubricants. For arrangements in which we purchase cargos for our floating storage facilities, cargo transportation costs are either included in the purchase price of marine fuels that we paid to the supplier or to a third-party transportation provider.

The following table reflects the calculation of gross spread per metric ton of marine fuel sold for the periods presented:

	For the Year Ended December 31,

	2014	2013	2012	2011	2010

	(in thousands of U.S. dollars, unless otherwise stated)

Sales of marine petroleum products	6,590,998	6,282,466	7,208,440	6,925,582	4,954,599
Less: Cost of marine petroleum products sold	6,286,453	6,025,742	6,939,636	6,668,622	4,736,066
Gross spread on marine petroleum products	304,545	256,724	268,804	256,960	218,533
Less: Gross spread on lubricants	2,948	3,914	3,077	1,965	2,221
Gross spread on marine fuel	301,597	252,810	265,727	254,995	216,312

Sales volume of marine fuel (metric tons)	11,332,385	9,941,061	10,620,864	10,646,271	10,308,210

Gross spread per metric ton of marine fuel sold (in U.S. dollars)	26.6	25.4	25.0	24.0	21.0

The following table reconciles our gross spread on marine petroleum products sold to the most directly comparable U.S. GAAP measure, gross profit, for all periods presented:

	For the Year Ended December 31,
	2014	2013	2012	2011	2010

	(in thousands of U.S. dollars, unless otherwise stated)
Gross spread on marine petroleum products	304,545	256,724	268,804	256,960	218,533
Add: Voyage revenues	30,410	25,049	22,726	22,775	7,261
Add: Other revenues	40,393	27,214	27,794	17,108	9,775
Less: Cost of voyage revenues	14,729	16,202	15,136	19,251	6,597
Less: Cost of other revenues	23,525	6,793	1,539	1,294	1,690
Gross profit	337,094	285,992	302,649	276,298	227,282

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

For all the periods presented, we purchased marine petroleum products in Greece from our related company, Aegean Oil, which is a physical supplier in Greece. The cost of these marine petroleum products was contractually calculated based on Aegean Oil's actual cost of these products plus a margin. For further discussion on our relationship with Aegean Oil, please refer to "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Aegean Oil S.A."

•	EBITDA represents net income before interest, taxes, depreciation and amortization. EBITDA does not represent and should not be considered as an alternative to net income, operating income or any other indicator of the Company's performance, as determined by U.S. GAAP, and our calculation of EBITDA may not be comparable to that reported by other companies. EBITDA is included herein because it is a basis upon which we assess our performance and because we believe that it presents useful information to investors regarding the Company's ability to service and/or incur indebtedness. The following table reconciles net income, the most directly comparable U.S. GAAP measure, to EBITDA for the periods presented:

	For the Year Ended December 31,
	2014	2013	2012	2011	2010
	(in thousands of U.S. dollars, unless otherwise stated)
Net income attributable to AMPNI shareholders	17,590	27,063	20,077	10,228	18,733

Add: Net financing cost	33,781	27,998	31,069	27,807	17,320
Add: Income taxes	464	(978)	4,122	5,428	2,161
Add: Depreciation and amortization	30,184	29,148	31,180	30,328	27,898

EBITDA	82,019	83,231	86,448	73,791	66,112

•	Number of markets served. The number of markets served includes our operations at our service centers in the United Arab Emirates (Fujairah, Khor Fakkan), Gibraltar, Jamaica, Singapore, Northern Europe (Belgium and the Netherlands), Canada (Vancouver), United Kingdom (Portland and French Atlantic), Southern Caribbean (Trinidad and Tobago), Morocco (Tanger-Med), Canary Islands (Las Palmas and Tenerife), Panama, Spain (Barcelona and Algeciras), the U.S. East and West Coasts, the Gulf of Mexico, and Greece (Piraeus and Patra). The number of markets served is an indicator of the geographical distribution of our operations and affects both the amount of revenues and expenses that we record during a given period. We commenced physical supply operations in the ARA region on April 1, 2010, Las Palmas on July 1, 2010, Cape Verde on March 13, 2011, Tenerife on June 4, 2011, Panama on August 1, 2011, Hong Kong on September 13, 2012 (which operations have since ceased), Barcelona on April 30, 2013, Algeciras on August 8, 2013, the U.S. East Coast on December 18, 2013, and the Gulf of Mexico on December 22, 2014.

•	Average number of operating bunkering vessels. Average number of operating bunkering vessels is the number of operating bunkering vessels in our fleet for the relevant period, as measured by the sum of the number of days each bunkering vessel was used as a part of our fleet during the period divided by the cumulative number of calendar days in the period multiplied by the number of operating bunkering vessels at the end of the period. This figure does not take into account non-operating days due to either scheduled or unscheduled maintenance. The average number of operating bunkering vessels is an indicator of the size of our fleet and operations and affects both the amount of revenues and expenses that we record during a given period.

The following table reflects our sales volume of marine fuel, gross spread on marine petroleum products, gross spread per metric ton of marine fuel sold, number of service centers and average number of operating bunkering vessels for the periods indicated:

	Year Ended December 31,
	2014	2013	2012

Sales volume of marine fuel (metric tons)	11,332,385	9,941,061	10,620,864
Gross spread on marine petroleum products (in thousands of U.S. dollars)	304,545	256,724	268,804
Gross spread per metric ton of marine fuel sold (in U.S. dollars)	26.6	25.4	25.0
Number of markets served, end of year	29.0	27.0	20.0
Average number of owned and operated bunkering vessels	50.2	53.8	57.9

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

We sell and deliver marine petroleum products to a broad and diversified customer base, including international commercial shipping companies, governments and marine fuel traders and brokers. For the years ended December 31, 2014, 2013 and 2012, none of our customers accounted for more than 10% of our total revenues.

The commercial shipping industry generally purchases marine fuel on a spot basis and historically we have not had any long-term sales volume contracts with customers. On March 1, 2006, however, we entered into a long-term contract to supply minimum quantities of fuel at fixed prices to a commercial customer in Jamaica, which is scheduled to expire on December 31, 2015. As we expand our global network and increase our geographical coverage, we expect some of our customers to enter into long-term sales volume contracts.

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

We purchase and take delivery of marine petroleum products from various suppliers under long-term volume contracts or on the spot market. Long-term supply contracts from third-parties allow us to minimize our exposure to supply shortages. In general, at each of our service centers except for Gibraltar, Morocco, the United Arab Emirates, the Canary Islands, Barcelona and the U.S. East and West Coasts, we purchase from local supply sources.

Our cost of marine petroleum products includes purchases from related companies. In Greece, we purchase marine petroleum products under a supply contract that commenced on April 1, 2005 and expires on December 31, 2015 and is thereafter renewable annually, from our related company, Aegean Oil, which charges us its actual cost of the marine petroleum products plus a margin. We believe the amounts we have paid to our related companies are comparable to amounts that we would have negotiated in arm's-length transactions with unaffiliated third-parties. For further discussion of our marine petroleum products purchases from Aegean Oil, please refer to the section of this annual report entitled "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Aegean Oil S.A."

The following table reflects our cost of marine petroleum products sold, including the cargo transportation cost, incurred from third-party suppliers and from our related company suppliers for the periods indicated.

	Year Ended December 31,
	2014	2013	2012
	(in thousands of U.S. dollars)
Third-party suppliers	5,934,927	5,602,389	6,481,520
Related company suppliers	351,526	423,353	458,116
Total	6,286,453	6,025,742	6,939,636

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

Voyage Revenues

Our voyage revenues, included in our total revenues, are primarily derived from the employment of our vessels, the Aegean III, the Aegean VIII, the Aegean Tiffany, and the Aegean Breeze I, under a contract with an unaffiliated third-party for the distribution of refined marine petroleum products to Greek ports. During the years ended December 31, 2014, 2013 and 2012, we recognized $2.7 million, $3.3 million and $4.1 million, respectively, of revenue under this contract.

Two of our vessels, the Amorgos and the Karpathos, are employed under contracts with Aegean V, a company owned and controlled by relatives of Mr. Dimitris Melisanidis. During the years ended December 31, 2014, 2013 and 2012 we recorded revenue of $1.8 million, $8.8 million, and $8.1 million, respectively, under these contracts.

During the year ended December 31, 2014, three of our vessels, the Amorgos, the Naxos and the Karpathos, commenced employment under contracts with Aegean VIII, a company owned and controlled by relatives of Mr. Dimitris Melisanidis. During the year ended December 31, 2014, we recorded revenue of $3.4 million in aggregate under these contracts.

Our voyage revenues are also derived from the employment of our vessels under time charter agreements and the employment of our bunkering tankers under contracts with unaffiliated third parties. During the years ended December 31, 2014, 2013 and 2012, we recorded revenue of $22.5 million, $12.9 million and $10.5 million, respectively, under these contracts.

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

The selling and distribution expenses mainly consist of the following:

•	salaries of our traders and shoreside personnel responsible for operation of our vessels and the distribution and supervision of our marine petroleum products and lubricant products;

•	salaries and wages of the shipboard personnel, mainly under short-term contracts, of the owned vessels used for the delivery of the marine petroleum products to the end customer using these vessels;

•	depreciation and amortization of dry-docking costs and other operating expenses of the owned vessels (such as repair, maintenance, stores, spare parts, insurance, consumables) and bunkers consumption of the owned vessels used for the delivery of the marine petroleum products to the end customer using these vessels;

•	vessel hire charges related to the hiring of third-party vessels used for the delivery of the marine petroleum products to the end customer;

•	storage costs, which mainly consist of the expenses of our floating storage facilities and our owned and leased on-land storage facilities;

•	bad debt provision, which has remained low in the past several years due to our effective credit control process and we expect it will remain at low levels; and

•	other costs, which mainly consist of port expenses, brokerage fees, laboratory analysis expenses, advertising expenses, supervising, inspections and survey costs.

We employ salaried employees at our offices in Greece, New York, and Belgium, where most of our sales and marketing, operations and technical departments are located, and at each of our service centers. We maintain a minimal number of salaried employees at our service centers, where we typically employ a local operations manager and staff to support the logistical aspects of our operations.

The cost of our vessels depreciates on a straight-line basis over the expected useful life of each vessel. We follow the deferral method of accounting for drydocking costs under which actual costs incurred are deferred and amortized on a straight-line basis over the period through the date the next drydocking is scheduled.

Our selling and distribution costs have been reduced over the past three years by selling our older or single hull vessels, which we assessed to be non-essential for our business. However, during the year ended December 31, 2014, our selling and distribution costs increased due to the expansion of our business into new service centers.

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

Interest and Finance Costs

We have historically incurred interest expense and financing costs in connection with long-term debt to partially finance the acquisitions of our vessels and other non-current assets and in connection with short-term bank borrowings obtained for working capital purposes and business acquisitions. We capitalize interest incurred during the construction periods for financing our investments in bunkering vessels and storage facilities We have incurred and expect to continue incurring interest expense and financing costs under our existing credit facilities used to finance the construction of our newbuilding bunkering tankers and our other senior secured credit facilities and convertible senior notes. We expect that interest and finance costs will increase further due to increased drawdowns under our credit facilities to finance our operations and capital expenditures.

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

Income taxes have been provided for based upon the tax laws and rates in effect in the countries in which our operations are conducted and income is earned. There is no expected relationship between the provision for/or benefit from income taxes and income or loss before income taxes because the countries in which we operate have taxation regimes that vary not only with respect to the nominal rate, but also in terms of the availability of deductions, credits and other benefits. Variations also arise because income earned and taxed in any particular country or countries may fluctuate from year to year. Deferred tax assets and liabilities are recognized for the anticipated future tax effects of temporary differences between the financial statement basis and the tax basis of our assets and liabilities using the applicable jurisdictional tax rates in effect at the year end. A valuation allowance for deferred tax assets is recorded when it is more likely than not that some or all of the benefit from the deferred tax asset will not be realized.

Our corporate income tax exposure is in taxable jurisdictions, such as Gibraltar, Jamaica, Singapore, Belgium, the United Kingdom, the United States and Canada.

Our business is affected by taxes imposed on the purchase and sale of marine petroleum products in various jurisdictions in which we operate from time to time. These taxes include income, sales, excise, goods and services taxes, value-added taxes and other taxes. Other than in the United States, Canada and Belgium, we do not pay a material amount of tax in any jurisdiction in which we operate. For the year ended 2014, our income tax amounted to $0.5 million. For the year ended December 31, 2013, we recorded a tax benefit of $1.0 million, and for the year ended December 31, 2012, our income tax amounted to $4.1 million. The income tax amounts are mainly attributable to our United States, Canadian and Belgian operations.

Results of Operations

Year ended December 31, 2014 compared to the year ended December 31, 2013

Sales of Marine Petroleum Products.  Sales of marine petroleum products increased by $308.5 million, or 4.9%, to $6,591.0 million for the year ended December 31, 2014, compared to $6,282.5 million for the year ended December 31, 2013. The increase was primarily attributable to an increase of $1.7 million related to an increase in lubricants sales and an increase of $802.4 million related to an increase in marine fuel sales, which was partially offset by a decrease of $495.6 million which was attributable to a 8.0% decrease in the average price of marine fuel (using average prices for the year ended December 31, 2014).  Sales volume of marine fuel increased by 1,391,324 metric tons, or 14.0%, to 11,332,385 metric tons for the year ended December 31, 2014, compared to 9,941,061 metric tons for the year ended December 31, 2013, due to expansion to new markets in the U.S. East Coast.

Voyage Revenues. Voyage revenues increased by $5.4 million, or 21.6%, to $30.4 million for the year ended December 31, 2014, compared to $25.0 million for the year ended December 31, 2013. The increase was attributable to our efforts to increase our vessels utilization by chartering out more vessels not currently operating on the sale of marine petroleum products.

Other Revenues.  Other revenues increased by $13.2 million, or 48.5%, to $40.4 million for the year ended December 31, 2014, compared to $27.2 million for the year ended December 31, 2013. Other revenues for the year ended December 31, 2014 were attributable to the barging revenues separately charged to our customers in the U.S. East Coast, where we commenced operations in December 2013.

Revenues from related companies. Revenues from related companies included in the sales of marine petroleum products and voyage revenues for the year ended December 31, 2014 were $31.2 million and $5.3 million, respectively, compared to $22.8 million and $8.8 million, respectively, for the year ended December 31, 2013. Voyage revenues from related companies decreased mainly due to revenues from Aegean V of $1.8 million for the year ended December 31, 2014, compared to $8.8 million for the year ended December 31, 2013.

Cost of revenue. The cost of sales of marine petroleum products increased by $260.8 million, or 4.3%, to $6,286.5 million for the year ended December 31, 2014, compared to $6,025.7 million for the year ended December 31, 2013. The increase in the cost of marine petroleum products was attributable to the increase in the volumes sold.  The cost of purchases from related parties included in the cost of sales of marine petroleum products decreased by $71.9 million, or 17.0%, to $351.5 million for the year ended December 31, 2014 due to the decrease in the price of marine fuel, compared to $423.4 million for the year ended December 31, 2013. The cost of voyage and other revenues for the year ended December 31, 2014 increased by $15.3 million, or 66.5%, to $38.3 million for the year ended December 31, 2014 due to the increase in voyage and other revenues, compared to $23.0 million for the year ended December 31, 2013.

Gross Profit and Gross Spread on Marine Petroleum Products. Gross spread on marine petroleum products increased by $47.8 million, or 18.6%, to $304.5 million for the year ended December 31, 2014, compared to $256.7 million for the year ended December 31, 2013. The increase in our gross spread on marine petroleum products mainly resulted from the increase in volume delivered. The contribution of the gross profit on voyage and other revenues for the year ended December 31, 2014 was $15.7 million and $16.9 million, respectively, compared to $8.8 million and $20.4 million respectively, for the year ended December 31, 2013. Our gross spread per metric ton of marine fuel sold during the year ended December 31, 2014 increased by $1.2, or 4.7%, to $26.6, compared to $25.4 for the year ended December 31, 2013. Gross spreads per metric ton do not generally increase or decrease proportionately with the price of marine fuel. Accordingly, gross spread on marine petroleum products, as a percentage of total revenues, for the year ended December 31, 2014, increased to 4.6%, from 4.1%, for the year ended December 31, 2013. Gross spread on marine petroleum products and gross spread per metric ton of marine fuel sold are non-U.S. GAAP measures and should not be considered as alternatives to operating income, net income or other U.S. GAAP measures and may not be comparable to similarly titled measures of other companies. Please see "—Factors Affecting Our Results of Operations" for a reconciliation of gross spread on marine petroleum products to the most directly comparable U.S.GAAP measure.

Selling and Distribution. Selling and distribution expenses increased by $19.2 million, or 9.5%, to $220.8 million for the year ended December 31, 2014, compared to $201.6 million for the year ended December 31, 2013. This increase was mainly due to our acquisition of the U.S. East Coast business incurred on December 18, 2013. Please also refer to Note 3 to our financial statements included herein.

General and Administrative. General and administrative expenses increased by $8.4 million, or 28.3%, to $38.1 million for the year ended December 31, 2014, compared to $29.7 million for the year ended December 31, 2013. This increase derives from our expansion in the U.S. East Coast during the year ended December 31, 2014.

Interest and Finance Costs.  Interest and finance costs increased by $5.8 million, or 20.6% to $33.9 million for the year ended December 31, 2014, compared to $28.1 million for the year ended December 31, 2013, mainly due to our issuance of 4.00% Convertible Unsecured Senior Notes due 2018.

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

Revenues from related companies. Revenues from related companies included in the sales of marine petroleum products and voyage revenues for the year ended December 31, 2013 were $22.8 million and $8.9 million, respectively, compared to $42.4 million and $8.8 million, respectively, for the year ended December 31, 2012. Sales of marine petroleum products to related companies decreased mainly due to sales to Gener8 (formerly, General Maritime) of $6.3 million for the year ended December 31, 2013 compared to $30.6 million for the year ended December 31, 2012.

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

Gross Profit and Gross Spread on Marine Petroleum Products. Gross spread on marine petroleum products decreased by $12.1 million, or 4.5%, to $256.7 million for the year ended December 31, 2013, compared to $268.8 million for the year ended December 31, 2012. The decrease in our gross spread on marine petroleum products mainly resulted from our trading activities given a decrease in the average price of marine fuel. The contribution of the gross profit on voyage and other revenues for the year ended December 31, 2013 was $8.8 million and $20.4 million, respectively, compared to $7.6 million and $26.3 million respectively, for the year ended December 31, 2012. Our gross spread per metric ton of marine fuel sold during the year ended December 31, 2013 increased by $0.4 million, or 1.6%, to $25.4 million, compared to $25.0 million for the year ended December 31, 2012. Gross spreads per metric ton do not generally increase or decrease proportionately with the price of marine fuel. Accordingly, gross spread on marine petroleum products, as a percentage of total revenues, for the year ended December 31, 2013, increased to 4.1%, from 3.7%, for the year ended December 31, 2012. Gross spread on marine petroleum products and gross spread per metric ton of marine fuel sold are non-U.S. GAAP measures and should not be considered as alternatives to operating income, net income or other U.S. GAAP measures and may not be comparable to similarly titled measures of other companies. Please see "—Factors Affecting Our Results of Operations" for a reconciliation of gross spread on marine petroleum products to the most directly comparable U.S.GAAP measure.

Selling and Distribution. Selling and distribution expenses decreased by $8.6 million, or 4.1%, to $201.6 million for the year ended December 31, 2013, compared to $210.2 million for the year ended December 31, 2012. This decrease was mainly due to the lower volume and cost of the marine fuel consumption and the savings from the vessels sold during the years ended December 31, 2013 and 2012.

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

Vessel Depreciation

We record the value of our vessels at their cost (which includes acquisition costs directly attributable to the vessel, capitalized interest and expenditures made to prepare the vessel for its initial voyage) less accumulated depreciation and impairment, if any. We depreciate our vessels on a straight-line basis over their estimated useful lives. Depreciation is based on cost less the estimated residual scrap value.

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

An increase in the estimated useful life of a tanker or in its estimated residual value would have the effect of decreasing the annual depreciation charge and extending it into later periods. A decrease in the estimated useful life of a tanker or in its estimated residual value would have the effect of increasing the annual depreciation charge and may result in an impairment charge. A 20% decrease in the remaining estimated useful lives of our vessels would increase our depreciation charge for the year ended December 31, 2014 by $4.5 million.

Our estimates of the useful lives of our vessels and of the residual scrap values of our vessels have not changed in the past periods.

Impairment of Long-lived Assets

We evaluate the carrying amounts of our long-lived assets to determine if events have occurred which would require modification to their carrying values. In evaluating useful lives and carrying values of long-lived assets, we review certain indicators of potential impairment, such as vessel sale and purchase prices in the marketplace, business plans and overall market conditions. If an indicator of impairment exists, we determine undiscounted projected net operating cash flow for each vessel or group of vessels and compare it to the relevant carrying value. In developing estimates of future cash flows, we rely upon estimates made by management with regard to our vessels, including future deliveries, operating expenses, and the estimated remaining useful lives of the vessels. These assumptions are based on historical trends as well as future expectations and are consistent with the plans and forecasts used by management to conduct its business. The variability of these factors depends on a number of conditions, including uncertainty about future events and general economic conditions; therefore, our accounting estimates might change from period to period. As a consequence, our estimates of undiscounted cash flows involve sensitivity tests on the sales volume, average inflation rate, and gross spread. In the event that undiscounted projected net operating cash flows were less than carrying value, we would estimate the fair value of the related asset and record a charge to operations calculated by comparing the asset's carrying value to the estimated fair value. When performing impairment assessments, management would generally consider vessel valuation reports obtained from third-party valuation specialists.

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

We calculated the fair value of the reporting unit using the discounted cash flow method, and determined that the fair value of the reporting unit exceeded its book value, including the goodwill. The discounted cash flows calculation is subject to management judgment related to revenue growth, capacity utilization, the weighted average cost of capital of approximately 8%, and the future price of marine fuel products. Although we believe that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are subjective. We perform sensitivity tests on our sale volume, gross spread, net operating cash flows, average inflation and growth rate. No impairment loss was recorded for any of the periods presented.

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

	Average Number of Vessels		Drydock Costs
Year Ended December 31,	Bunkering	Non-bunkering	As Reported	As Incurred
			(in thousands of U.S. dollars)
2014	50.2	14.8	5,536	10,229
2013	53.8	9.2	7,078	8,929
2012	57.9	8.7	7,573	6,293

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

Recent Developments

On January 8, 2015, we launched physical supply operations in Germany, including assuming the time charter in contracts of two bunkering barges previously under charter to O.W. Bunker, assuming approximately 20,000 cubic meters of on-shore storage capacity, and establishing a marketing and business development office in Hamburg, Germany.

On January 16, 2015, we issued an aggregate of $48.3 million aggregate principal amount of additional 4.00% Convertible Unsecured Senior Notes due 2018, including the full exercise by the underwriters of the overallotment option. See "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities—Convertible Bond" in this annual report for a description of the 4.00% Convertible Unsecured Senior Notes due 2018.

On January 20, 2015, we commenced marketing operations in Russia dedicated to sales and marketing of marine petroleum products across all Russian ports.

On March 16, 2015, we adopted a new equity incentive plan, which we refer to as the 2015 Equity Incentive Plan, which replaced in full our 2006 Equity Incentive Plan.  We have reserved a total of 5,091,402 shares of common stock for issuance under the 2015 Equity Incentive Plan, consisting of 91,402 common shares that remained unissued under our 2006 Equity Incentive Plan plus an additional 5,000,000 common shares.  The 2015 Equity Incentive Plan expires in March 2025, or ten years from its adoption.

On March 16, 2015, we completed the sale and delivery of the single hull bunkering tanker, the Tapuit, with a cargo carrying capacity of approximately 2,500 dwt, to a third-party purchaser, for a total amount $0.05 million, resulting in a total loss to us of approximately $0.13 million.
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

Our cash is primarily denominated in U.S. dollars because our sales of marine petroleum products are denominated in U.S. dollars. Our service centers pay their operating expenses in various currencies, primarily the Euro, the United Arab Emirates dirham, the Gibraltar pound, the British pound, the Canadian dollar, the Jamaican dollar, and the Singapore dollar. Our treasury department transfers cash to our service centers monthly on an as-needed basis and, accordingly, we maintain low levels of foreign currency at our service centers.

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

We have funded our business primarily through: (i) cash generated from operations, (ii) equity capital and convertible notes issuances, (iii) short-term borrowings from banks, (iv) long-term bank debt and (v) trade receivables purchase agreements. We believe that our working capital resources are sufficient for our present requirements.

We have revolving credit facilities that provide for borrowings up to certain amounts for working capital purposes as well as a sublimit for the issuance of standby letters of credit. Furthermore, we have long-term debt facilities with several banks used to partially finance the acquisition costs of several of our vessels or land-based storage facilities. The credit agreements for the long-term debt facilities are secured with first priority mortgages over certain of our vessels or land-based storage facilities.

Borrowings

As of December 31, 2014 and 2013, we had the following outstanding borrowings:

	Date of Facility	Outstanding balance as of December 31, 2014	Outstanding balance as of December 31, 2013
Credit Facilities		(in millions of U.S. dollars)
2014 Long Term Loan Agreement	March 21, 2014	4.2	-
2014 Uncommitted Working Capital Facility	August 22, 2014	110.5	99.3
2013 Secured Multicurrency Revolving Credit Facility	September 19, 2013	316.5	-
2013 Fujairah Credit Facility	March 11, 2013	59.0	73.5
2010 Overdraft Credit Facility	September 1, 2013	-	28.5
2010 Revolving Credit Facility	May 10, 2013	-	109.8
2010 ANWE Revolving Credit Facility	November 16, 2012	-	65.1
2010 Newbuilding Secured Loan Facility	April 1, 2010	5.2	6.4
2010 ANWE Acquisition Loan Facility	April 1, 2010	-	0.3
2010 Newbuilding ANWE Loan Facility	April 1, 2010	1.4	2.0
2009 Trade Credit Facility	August 9, 2013	-	135.8
2008 Overdraft Facility	June 26, 2013	7.0	8.0
2008 Secured Term Loan	June 29, 2012	1.7	4.0
2008 Newbuilding Secured Term Loan	April 24, 2008	25.6	27.5
2007 Newbuilding Secured Term Loan	July 5, 2007	25.4	29.7
First 2006 Newbuilding Secured Term Loan	December 19, 2006	14.2	17.0
2006 Newbuilding Secured Syndicated Term Loan	October 30, 2006	46.0	49.4
Second 2006 Newbuilding Secured Term Loan	October 27, 2006	11.2	12.4
Third 2006 Newbuilding Secured Term Loan	October 25, 2006	17.5	19.0
2005 Newbuilding Secured Syndicated Term Loan	August 30, 2005	20.1	22.5

Convertible Bond
4.00% Convertible Unsecured Senior Notes due 2018	October 23, 2013	75.4	73.1

Total		740.9	783.3

For the Credit Facilities, the above dates show the later of the date of the facility, the date of the most recent renewal or the date the loan was assumed by the Company. The following is a summary of terms of our borrowings:

Credit Facilities

2014 Long Term Loan Agreement.  On March 21, 2014, we entered into a long term loan agreement for $4.5 million to partly finance our acquisition of the New Jersey. The loan will be repaid in forty quarterly installments and bears interest at a rate of LIBOR plus a margin of 2.80%. As of December 31, 2014, the outstanding balance under this facility was $4.2 million.

2014 Uncommitted Working Capital Facility. On December 17, 2013, Aegean Bunkering U.S.A., our wholly-owned subsidiary which assumed the U.S. East Coast bunkering business of Hess Corporation following our acquisition, entered into a $150.0 million uncommitted facility which was renewed on August 22, 2014 for one year and for an amount up to $250.0 million. The facility bears interest at LIBOR plus a margin of 2.4%. We used a portion of the proceeds of this facility to fund the purchase of inventories pursuant to the acquisition from Hess Corporation and to fund our expansion into the U.S. market. As of December 31, 2014 and December 31, 2013, the outstanding balance under this facility was $110.5 million and $99.3 million, respectively.

2013 Secured Multicurrency Revolving Credit Facility. On September 19, 2013, AMP, Aegean Petroleum International Inc. and Aegean NWE N.V., our wholly-owned subsidiaries, entered into a $1 billion Secured Multicurrency Revolving Credit Facility with a syndicate of commercial lenders, which we and these subsidiaries have guaranteed. The facility is comprised of three tranches, consisting of Tranche A of $155 million for a one year tenor, Tranche B of $115.0 million for two year tenor and Tranche C of $730 million for an uncommitted tenor. On September 18, 2014, our wholly-owned subsidiaries renewed the facility for a two year period. Outstanding amounts under Tranche A and Tranche B bear interest at LIBOR, plus a margin of 2.1% and 2.5%, respectively, and outstanding amounts under Tranche C bear interest at a rate determined by the relevant lender that represents its cost of funds, plus a margin of 2.0%. The facility imposes certain operating and financial restrictions on us, which restrict our ability to incur debt, change our legal and beneficial ownership, merge or consolidate, acquire or incorporate companies and change our business activities. In addition, the facility contains financial covenants which require us to maintain (i) minimum consolidated net working capital of not less than $35.0 million, which will increase to $125.0 million following the first utilization date, (ii) consolidated net tangible net worth of $410.0 million, (iii) a current ratio of at least 1.04 to-1 which will increase to 1.15-to-1 following the quarter of the first utilization date and (iv) an interest cover ratio of at least 1.9-to-1. We used a portion of the proceeds of this facility to repay certain of our existing working capital facilities. As of December 31, 2014 and December 31, 2013, the outstanding balance on this facility was $316.5 million and $0 million, respectively.

2013 Fujairah Credit Facility. On March 11, 2013, our subsidiary, Aegean Oil Terminal Corporation, as borrower, entered into a credit facility, which we refer to as our 2013 Fujairah Credit Facility, for an aggregate amount of $73.5 million with an international commercial bank to finance the construction of our new oil terminal in Fujairah. The loan is repayable in quarterly installments beginning March 31, 2014 and bears interest at LIBOR plus a margin of 5.25%. As of December 31, 2014 and December 31, 2013, the outstanding balance under this facility was $59.0 million and $73.5 million, respectively.

2010 Overdraft Credit Facility. On September 1, 2011, our subsidiary, Aegean NWE, renewed the 2010 annually renewable overdraft facility for up to $70.0 million and €500,000. Drawdowns on the facility are limited to a maximum of 90% of the accounts receivable that are accepted by the banks and are credit insured. The facility bears interest at LIBOR plus 2.50% for drawdowns and 2.00% for overdrafts. As of January 2014, this facility was repaid in full using a portion of the proceeds we received from our 2013 Secured Multicurrency Revolving Credit Facility.

2010 Revolving Credit Facility. On June 7, 2010, our subsidiary, AMP, entered into an uncommitted credit facility with an international commercial lender for an amount up to $100.0 million and a term of one year. On June 21, 2011, we renewed this facility for an additional one-year term and increased the available amount to up to $200.0 million, and on May 10, 2012 and 2013 we renewed this facility again for an additional one-year term and until the drawdown of our 2013 Secured Multicurrency Revolving Credit Facility. The renewed facility bore interest at LIBOR plus 2.4%. On February 15, 2013, we obtained a waiver from our lender for the compliance with certain of the financial requirements under this facility. As of January 2014, this facility was repaid in full using a portion of the proceeds we received from our 2013 Secured Multicurrency Revolving Credit Facility.

2010 ANWE Revolving Credit Facility. On April 1, 2010, in connection with the acquisition of ANWE, we assumed an overdraft facility with a Belgian bank in amount of up to $45.0 million. This facility was renewed in October 2010 to $55.0 million, in April 2011 to $70.0 million and in November 2012 to $80.0 million. Drawdowns under this facility are limited to a maximum of 90% of the accounts receivable accepted by the banks and credit-insured. On April 8, 2013, we obtained a waiver from our lender for the compliance with a certain financial requirement under this facility. The facility bore interest at LIBOR plus 2.00% on drawdowns and 2.5% on overdrafts. As of January 2014, this facility was repaid in full using a portion of the proceeds we received from our 2013 Secured Multicurrency Revolving Credit Facility.

2010 Newbuilding Secured Loan Facility. On April 1, 2010, we assumed a loan agreement with an international bank that was entered into on October 6, 2009 by ANWE and a third-party in an amount of €5.7 million to finance the new building Montana. The facility bears interest at EURIBOR plus 1.26% and is repayable in quarterly installments of approximately €0.1 million. As of December 31, 2014 and December 31, 2013, the outstanding balance under this facility was $5.2 million and $6.4 million (or €4.3 million and €4.6 million), respectively.

2010 ANWE Acquisition Loan Facility. On April 1, 2010, in connection with our acquisition of ANWE, we assumed a loan agreement with a Belgian Bank in an aggregate amount of €4.0 million. This facility bore interest at EURIBOR plus 2.5%. This facility matured on March 31, 2014, and as of December 31, 2014 and December 31, 2013, the outstanding balance under this facility was $0.0 million and $0.3 million (or €0.0 million and €0.2 million), respectively.

2010 Newbuilding ANWE Loan Facility. On April 1, 2010, in connection with our acquisition of ANWE, we assumed a loan agreement with a Belgian bank in an aggregate amount of €3.7 million to finance the construction of our double hull bunkering vessel, the Texas. This facility bears interest at a rate of 4.36%. This facility is renewable every five years and was last renewed on April 1, 2009. As of December 31, 2014 and December 31, 2013, the outstanding balance under this facility was $1.4 million and $2.0 million (or €1.1 million and €1.4 million), respectively.

2009 Trade Credit Facility. On November 19, 2009, our subsidiary, AMP, entered into an uncommitted trade credit facility, which we refer to as the 2009 Trade Credit Facility with an international commercial lender, for up to $100.0 million, with a sub-limit in an amount of $20.0 million, for short-term transit and storage financing. On May 23, 2011, and further on July 1, 2012, we renewed this facility to increase the amount to $220.0 million, and on August 9, 2013, we renewed the facility to change the amount to $200.0 million with a sub-limit of up to $100.0 million. This facility bears interest at LIBOR plus 2.50%. This facility is secured by, among other things, our assigned receivables and fuel oil and gas oil stored or to be stored in a storage facility acceptable to the lender and pledged in its favor. The maximum credit terms given to any individual counterparty may be 45 days from the date of the delivery of the products; the inventories may only be financed up to 30 days from the date such inventories are delivered to the storage facility; and the product to be stored and in transit may be financed up to 10 calendar days from the date of the bill of lading. As of January 2014, this facility was repaid in full using a portion of the proceeds we received from our 2013 Secured Multicurrency Revolving Credit Facility.

2008 Overdraft Facility. On March 11, 2008, we entered into a one year, annually-renewable revolving overdraft facility with a bank in an amount of $20.0 million. On March 30, 2011, we amended this facility to reduce the amount to $10.0 million. On June 29, 2012, we amended this facility to reduce the amount to $8.0 million through April 30, 2013, which we extended until April 30, 2014 for an amount up to $7 million with a supplemental agreement dated July 26, 2013. This facility bears interest at LIBOR plus 6.0%. As of December 31, 2014 and December 31, 2013, we had $7.0 million and $8.0 million outstanding under this facility, respectively.

2008 Secured Term Loan. On July 8, 2008, we entered into a collateralized term loan facility with a bank for an amount of $15.0 million, which was amended on June 29, 2012. On July 26, 2013, the facility was renewed to extend the repayments. This facility bears interest at LIBOR plus 5.25%. As of December 31, 2014 and December 31, 2013, we had $1.7 million and $4.0 million outstanding under this facility, respectively.

2008 Newbuilding Secured Term Loan. On April 24, 2008, four of our vessel-owning subsidiaries, Kassos Navigation S.A., Tilos Navigation S.A., Halki Navigation S.A. and Symi Navigation S.A., as co-borrowers, jointly and severally, entered into a syndicated collateralized term loan with an international bank for an amount of $38.8 million to partially finance the construction costs of the vessels Kassos, Tilos, Halki and Symi. This loan bears interest at LIBOR plus 1.40%. As of December 31, 2014 and December 31, 2013, we had $25.6 million and $27.5 million outstanding under this facility, respectively.

2007 Newbuilding Secured Term Loan. On July 5, 2007, as thereafter amended and supplemented, five of our vessel-owning subsidiaries, Andros Marine Inc., Dilos Marine Inc., Ios Marine Inc., Aegean VII Shipping Ltd. and Anafi Shipping (Pte.) Ltd., as co-borrowers, jointly and severally, entered into a collateralized credit facility for an aggregate amount of $37.6 million with an international commercial bank to partially finance the construction of five bunkering tankers, Andros, Dilos, Ios, Anafi and Sikinos, respectively. On September 12, 2008, we amended this facility and increased the loan amount to $43.2 million. This loan bears interest at LIBOR plus 1.0%. As of December 31, 2014 and December 31, 2013, the outstanding balance under this facility was $25.4 million and $29.7 million, respectively.

First 2006 Newbuilding Secured Term Loan. On February 10, 2006, five of our vessel-owning subsidiaries, Milos Maritime Inc., Amorgos Maritime Inc., Kimolos Maritime Inc., Mykonos Maritime Inc. and Syros Maritime Inc., as co-borrowers, jointly and severally entered into a collateralized term loan with an international commercial bank for an aggregate amount of $33.4 million to partially finance the construction costs of five double hull tankers, Milos, Amorgos, Kimolos, Mykonos and Syros, respectively. This loan bears interest at LIBOR plus 1.15% plus additional compliance costs. This loan is collateralized by a first priority mortgage over each of the vessels. On December 19, 2006, this facility was refinanced by a term loan (with identical terms and conditions) with the same bank. As of December 31, 2014 and December 31, 2013, we had $14.2 million and $17.0 million outstanding under this facility, respectively.

2006 Newbuilding Secured Syndicated Term Loan. On October 30, 2006, seven of our vessel-owning subsidiaries, Kerkyra Marine S.A., Ithaki Marine S.A., Cephallonia Marine S.A., Paxoi Marine S.A., Zakynthos Marine S.A., Lefkas Marine S.A. and Kythira Marine S.A., as co-borrowers, jointly and severally entered into a syndicated secured term loan for an aggregate amount of $64.8 million with an international commercial bank to partially finance the construction of seven double hull oil tankers, the Kerkyra, Ithaki, Kefalonia, Paxoi, Zakynthos, Lefkas and Kythira, respectively. This loan bears interest at LIBOR plus 1.30%. As of December 31, 2014 and December 31, 2013, the outstanding balance under this facility was $46.0 million and $49.4 million, respectively.

Second 2006 Newbuilding Secured Term Loan. On October 27, 2006, two of our vessel-owning subsidiaries, Tasman Seaways Inc. and Santon Limited, as co-borrowers, jointly and severally, entered into a loan agreement with an international commercial bank for a term loan facility in an aggregate amount of $17.6 million to partially finance the construction costs of two double hull tankers, Kalymnos and Leros, respectively. The facility bears interest at LIBOR plus 1.15% on 70% of the principal amount and at LIBOR plus 1.25% on 30% of the principal amount. As of December 31, 2014 and December 31, 2013, the outstanding balance under this facility was $11.2 million and $12.4 million, respectively.

Third Newbuilding 2006 Secured Term Loan. On October 25, 2006, three of our vessel-owning subsidiaries, Eton Marine Ltd., Benmore Services S.A. and Ingram Enterprises Co., as co-borrowers, jointly and severally entered into a syndicated secured term loan for an aggregate amount of $26.3 million to partially finance the construction costs of three double hull tankers, the Patmos, Nisyros and Karpathos, respectively. This facility bears interest at LIBOR plus 1.30%. As of December 31, 2014 and December 31, 2013, the outstanding balance under this facility was $17.5 million and $19.0 million, respectively.

2005 Newbuilding Secured Syndicated Term Loan. On August 30, 2005, as amended, five of our vessel-owning subsidiaries, Kithnos Maritime Inc., Tempest Shiptrade Ltd., Paros Maritime Inc., Santorini Maritime Inc. and Serifos Maritime Inc., as co-borrowers, jointly and severally, entered into a syndicated secured credit facility for an aggregate amount of $35.5 million with an international commercial bank to finance the construction of five bunkering tankers Kithnos, Naxos, Paros, Santorini and Serifos, respectively. The loan bears interest at LIBOR plus 1.55%. As of December 31, 2014 and December 31, 2013, the outstanding balance under this facility was $20.1 million and $22.5 million, respectively.

Convertible Bond

4.00% Convertible Unsecured Senior Notes due 2018. On October 23, 2013, we issued $75.0 million aggregate principal amount of 4.00% Convertible Unsecured Senior Notes, or the Initial Notes, which are due November 1, 2018. The full over allotment option granted was exercised and an additional $11.3 million Initial Notes were purchased by the underwriters. Accordingly, $86.3 million in aggregate principal amount of the Initial Notes was sold, resulting in aggregate net proceeds of approximately $83.4 million after the underwriters' commissions. We have bifurcated, at the issuance date, the $86.3 million principal amount of the Initial Notes into liability and equity components of $72.7 million and $13.6 million, respectively, by first determining the carrying amount of the liability component of the Initial Notes by measuring the fair value of a similar liability that does not have an associated equity component. The equity component was calculated by deducting the fair value of the liability component from the total proceeds received at issuance. As of December 31, 2014 and December 31, 2013, the outstanding liability under the Initial Notes was $75.4 and $73.1 million, respectively.

On January 16, 2015, we issued an additional $48.3 million aggregate principal amount of the Initial Notes, or the New Notes, including the full exercise by the underwriters of the overallotment option, resulting in aggregate net proceeds of approximately $52.2 million after the underwriters' commissions and before expenses. The New Notes have the same terms (other than issue date and public offering price) as the Initial Notes and rank pari passu with, and vote together with, the holders of the Initial Notes. The New Notes also have the same CUSIP number and ISIN as the Initial Notes and are fungible with the Initial Notes for trading purposes.

Trade Receivables Purchase Agreement

On October 17 2011, we entered into a factoring agreement pursuant to which we transfer ownership of eligible trade accounts receivables to a third party purchaser without recourse in exchange for cash. Proceeds from the transfer reflect the face value of the account less a discount. The receivables sold pursuant to this factoring agreement are included in the trade receivables on the consolidated balance sheets and are reflected as cash provided by operating activities on the consolidated statements of cash flows. The third party purchaser has no recourse to our assets for failure of debtors to pay when due. We renewed the agreement on November 12, 2012, on October 2, 2013, November 12, 2013, and November 13, 2014. As of December 31, 2014 and 2013, we sold $473.8 million and $572.7 million trade accounts receivables, respectively, pursuant to this agreement.

Covenants

Our credit facilities generally contain financial covenants, which require us to maintain, among other things:

•	minimum net equity of between $175.0 million to $250.0 million, depending on the applicable credit facility;

•	consolidated net tangible net worth of $410.0 million;

•	minimum market value adjusted net worth or book net worth of between $175.0 million and $410.0 million;

•	minimum solvency ratio on the statutory financial statements of our subsidiary ANWE of 20%;

•	minimum working capital of $125 million following the first utilization date under our 2013 Secured Multicurrency Revolving Credit Facility;

•	minimum interest coverage ratio of at least 1.9-to-one;

•	minimum current ratio of 1.15-to-one;

•	aggregate minimum liquidity of between $25.0 million and $30.0 million and minimum liquidity ratio of more than 0.50-to-one;

•	maximum ratio of total liabilities to total assets of between 0.70-to-one and 0.75-to-one; and

•	minimum consolidated leverage ratio of 0.75-to-one.

The agreements governing our indebtedness also contain restrictions and undertakings, including, among other things:

•	the requirement to maintain the listing of our shares of common stock on the NYSE;

•	restrictions on our payment of dividends and distribution of assets;

•	restrictions on our incurrence of debt;

•	the requirement to maintain a minimum value of collateral;

•	restrictions on our ability to merge or consolidate;

•	restrictions on our ability to acquire additional vessels;

•	restrictions on changes in our business activities; and

•	change of control restrictions.

Our secured credit facilities are generally secured by, among other things:

•	a first priority mortgage over each of the pledged vessels in favor of each of our lenders;

•	assignments of earnings, insurances and requisition of compensation of each of the mortgaged vessels; and

•	corporate guarantees.

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

Furthermore, certain of our credit facilities contain a cross-default provision that may be triggered by a default under one of our other credit facilities. A cross-default provision means that a default on one loan would result in a default on certain of our other loans. Because of the presence of cross-default provisions in certain of our credit facilities, the refusal of any one lender under our credit facilities to grant or extend a waiver could result in certain of our indebtedness being accelerated, even if our other lenders under our credit facilities have waived covenant defaults under the respective credit facilities. If our secured indebtedness is accelerated in full or in part, it would be very difficult in the current financing environment for us to refinance our debt or obtain additional financing and we could lose our vessels and other assets securing our credit facilities if our lenders foreclose their liens, which would adversely affect our ability to conduct our business.

Moreover, in connection with any waivers of or amendments to our credit facilities that we have obtained, or may obtain in the future, our lenders may impose additional operating and financial restrictions on us or modify the terms of our existing credit facilities. These restrictions may further restrict our ability to, among other things, pay dividends, make capital expenditures or incur additional indebtedness, including through the issuance of guarantees. In addition, our lenders may require the payment of additional fees, require prepayment of a portion of our indebtedness to them, accelerate the amortization schedule for our indebtedness and increase the interest rates they charge us on our outstanding indebtedness.

As of December 31, 2014, we were in compliance with all of the financial covenants contained in our credit facilities.

Liquidity and Uses of Cash

Cash and cash equivalents as of December 31, 2014 and 2013, amounted $129.6 million and $62.6 million, respectively. The table below illustrates our working capital and working capital excluding cash and debt as of December 31, 2014 and 2013. Working capital is defined as current assets less current liabilities.

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

	As of December 31,
	2014	2013

	(in thousands of U.S. dollars)

Working capital	202,593	244,453
Working capital excluding cash and debt	428,326	541,919

Our working capital, excluding cash (and restricted cash) and debt, decreased to $428.3 million as of December 31, 2014 from $541.9 million as of December 31, 2013. Our working capital position also decreased to $202.6 million as of December 31, 2014 from $244.5 million as of December 31, 2013.

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

We also use our cash to fund the acquisition or construction costs of vessels and our land-based storage terminal in Fujairah, as well as to fund the maintenance cost of our vessels. The following table illustrates the cash paid for the acquisition and construction of vessels, the construction of the Fujairah terminal and the cash paid for drydocking of our vessels for the years ended December 31, 2014, 2013 and 2012.

	Year Ended December 31,
	2014	2013	2012
	(in thousands of U.S. dollars)
Payments for vessel acquisitions	7,786	-	-
Payments for vessel construction	2,730	1,585	2,303
Payments for drydocking	10,304	8,999	5,561
Payments for other fixed assets under construction	61,405	62,675	62,366
Payments for other fixed assets	7,955	5,136	844

We do not anticipate any payments for vessel construction in the coming years due to the completion of our newbuilding vessels. Currently, we have no bunkering tankers on order.

Currently, we intend to purchase only secondhand double hull bunkering tankers, which are generally more costly than secondhand single hull bunkering tankers. Payments for drydocking are expected to remain the same during the year 2015, since even though we increased the number of vessels in our fleet the last years we also disposed of some of our older vessels.

Payments for other fixed assets under construction are expected to decrease during the year 2015 because we have completed the construction of our land-based storage facility in Fujairah.

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

Cash Flow

Net Cash Provided by Operating Activities

Net cash provided by operating activities was $182.2 million for the year ended December 31, 2014, compared to $40.6 million for the same period in 2013. This increase was directly attributable to the fuel price decrease towards the end of the year ended December 31, 2014.

Net cash provided by operating activities was $40.6 million for the year ended December 31, 2013, compared to $123.5 million for the same period in 2012. This decrease was directly related to the change in working capital, excluding cash and debt, during 2013 as compared to 2012. Our working capital, excluding cash and debt, increased by $108.4 million in 2013 to a surplus of $541.9 million as of December 31, 2013, from a surplus of $433.5 million as of December 31, 2012.

Net Cash Used In Investing Activities

Net cash used in investing activities was $59.5 million for the year ended December 31, 2014, compared to $181.8 million for the same period in 2013. During 2014, we paid $61.4 million mainly for the construction of our storage facility in Fujairah and $7.8 million for the acquisition of the vessel New Jersey. Furthermore, we received net cash consideration of $16.2 million for the sale of our tankers, Aegean Flower, Aegean X, Aegean XI, Aegean XII, PT36, Leader and Aegean Daisy.

Net cash used in investing activities was $181.8 million for the year ended December 31, 2013, compared to $58.2 million for the same period in 2012. During 2013, we paid $127.4 million in connection with our acquisition of Hess's East Coast bunkering business, $62.7 million mainly for the construction of our storage facility in Fujairah. Furthermore, we received net cash consideration of $8.3 million for the sale of our tankers, Aeolos, Tulip, Ellen, Elbe, Steidamm and Vigo.

Net Cash Used In/Provided by Financing Activities

Net cash used in financing activities was $50.3 million for the year ended December 31, 2014, compared to $126.0 million provided by financing activities for the same period in 2013. This decrease was mainly due to repayment of short-term borrowings. Furthermore, during the year ended December 31, 2014, we paid financing costs of $3.3 million, while we declared and paid dividends of $0.3 million to non-controlling parties and of $2.4 million to our shareholders.

Net cash provided by financing activities was $126.0 million for the year ended December 31, 2013, compared to $57.1 million used in financing activities for the same period in 2012. This increase was mainly due to additional funds required in connection with our acquisition of Hess's East Coast bunkering business and the purchase of inventory to commence operations there. Furthermore, during the year ended December 31, 2013, we paid financing costs of $11.1 million, while we declared and paid dividends of $2.7 million to non-controlling parties and of $1.9 million to our shareholders.

C.	Research and development, patents and licenses, etc.

Not applicable.

D.	Trend information.

During the year ended December 31, 2014, our sales volume of marine fuel increased by 14%, as compared to the prior year, which was mainly due to our business acquisition in the U.S. East Coast market in December 2013. Sales volumes are expected to increase during 2015 in light of our presence in new markets such as the U.S. West Coast, Gulf of Mexico, Germany, and Russia.

In 2014 we sold seven of our vessels: the Aegean Flower, Aegean X, Aegean XI, Aegean XII, PT36, Leader and Aegean Daisy. The sale of our older vessels is driving down our operating expense structure and increases the utilization of our fleet. In 2015, we also commenced operations in Germany and Russia.  We plan to expand our operations in new markets during 2015 and further diversify revenue and enhance flexibility.

In addition to our bunkering operations, we market and distribute marine lubricants under the Alfa Marine Lubricants brand. Starting in 2011, we have currently built up an extensive production and distributing network in major and minor worldwide ports for our brand. Within 2015, we expect to continue expanding our branded supply and we expect our sales volumes to increase, as we are constantly getting bigger market share.

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

E.	Off-balance sheet arrangements.

We do not have any off-balance sheet arrangements.

F.	Tabular disclosure of contractual obligations.

Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2014:

	Within One Year	One to Three Years	Three to Five Years	More than Five Years	Total
	(in millions of U.S. dollars)
Long-term debt (excluding interest)	-	-	75.4	-	75.4
Long-term debt secured (excluding interest)	38.6	197.9	81.8	28.2	346.5
Operating lease commitments	40.9	60.5	44.8	186.9	333.1
Interest on long-term bank debt (1)	13.3	17.7	6.9	1.0	38.9
Minimum purchase commitments (2)	120.6	-	-	-	120.6
Total	213.4	275.1	208.9	216.1	914.5

(1)	Our long-term bank debt outstanding as of December 31, 2014 bears variable interest at margin over LIBOR. The calculation of variable rate interest payments is based on an actual weighted average rate of 3.20% for the year ended December 31, 2014, adjusted upward by 10 basis points for each year thereafter.

(2)	In the normal course of business, we have entered into long-term contracts with reputable suppliers, such as government refineries or major oil producers. The contractual commitments set forth in the above table include the minimum purchase requirements in our contract with Aegean Oil. The minimum purchase requirements provided for in our contract with Aegean Oil have been calculated by multiplying the minimum monthly volumes of marine fuel specified in the contract by an indicative market price based on quoted PLATTS prices as of December 31, 2014.

G.	Safe harbor

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

Name	Age	Position
Peter C. Georgiopoulos	54	Chairman of the Board, Class B Director
Yiannis N. Papanicolaou	63	Class A Director
Konstantinos D. Koutsomitopoulos	47	Class A Director
John P. Tavlarios	53	Class B Director
Spyridon Fokas	60	General Counsel and Corporate Secretary, Class B Director
George Konomos	76	Class C Director
E. Nikolas Tavlarios	52	President and Principal Executive Officer
Dimitris Melisanidis	64	Head of Corporate Development
Spyros Gianniotis	54	Chief Financial Officer
_______________

Certain biographical information about each of these individuals is set forth below.

Peter C. Georgiopoulos has been the Chairman of our board of directors since December 2006. Since 1997, Mr. Georgiopoulos has served as the Chairman of the board of directors of General Maritime, a crude oil tanker company. Upon the completion of General Maritime's merger with Navig8 in May 2015, Mr. Georgiopoulos became the Chairman of the board of directors and Chief Executive Officer of Gener8, the surviving company. Mr. Georgiopoulos is also Chairman of the board of directors of Genco Shipping & Trading Limited, a drybulk shipping company, and a member of the board of directors of Atlantis Deepwater Technology Holding AS, a Norwegian offshore drilling technology company. From 1991 to 1997, Mr. Georgiopoulos was the principal of Maritime Equity Management, a vessel-owning and investment company which he founded in 1991. Mr. Georgiopoulos is a member of the American Bureau of Shipping. Mr. Georgiopoulos holds a master's degree in business administration from the Tuck School of Business at Dartmouth College, and is a member of the Board of Overseers of the Tuck School.

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

Konstantinos D. Koutsomitopoulos has served as a member of our board of directors since May 2008.  Mr. Koutsomitopoulos also serves as chairman of our nominating and corporate governance committee and a member of our audit and compensation committees. Mr. Koutsomitopoulos currently serves as an independent consultant to various companies. From October 2004 to May 2007, Mr. Koutsomitopoulos was employed at Diana Shipping Inc. (NYSE:DSX). While at Diana Shipping, he served as President and Head of Corporate Development from March 2006 to May 2007, and as Chief Financial Officer and Treasurer from February 2005 to March 2006. Mr. Koutsomitopoulos joined Pegasus Shipping Inc. in 1992. From 1997 to 2003, he was responsible for chartering, sales and purchasing and assisting in financing activities of the company, holding the positions of Chief Executive Officer and, subsequently, Director. Mr. Koutsomitopoulos holds a bachelor's degree in economics from the University of Athens and a master's degree in shipping, trade and finance from City University Business School in London.

John P. Tavlarios has served as a member of our board of directors since December 2006. From December 2008, Mr. Tavlarios has served as the President and director of General Maritime, and in July 2011 was designated Chief Executive Officer of General Maritime. Upon the completion of General Maritime's merger with Navig8 in May 2015, Mr. Tavlarios became the Chief Operating Officer of Gener8, the surviving company. Mr. Tavlarios also served as Executive Vice President of General Maritime from its inception in 1997 until January 2000, and President and Chief Operating Officer of General Maritime from May 2001 until December 31, 2002. Following an internal reorganization of General Maritime, which took effect at the close of business on December 31, 2002 through December 2008, Mr. Tavlarios was Chief Executive Officer of its tanker operating subsidiary, General Maritime Management LLC. From 1995 to 1997, Mr. Tavlarios was affiliated with Maritime Equity Management, a vessel-owning and investment company, where he served as Director of Marine Operations. From 1992 to 1995, Mr. Tavlarios was President and founder of Halcyon Trading Company, a consulting firm specializing in international business development with a particular emphasis on the international oil industry. From 1984 to 1992, Mr. Tavlarios was employed by Mobil Oil Corporation, spending most of his tenure in the Marine Operations and the Marketing and Refining divisions. Prior to 1984, Mr. Tavlarios was involved in his family's shipping business, assisting in marine operations. Mr. Tavlarios is a member of the American Bureau of Shipping, the Det Norske Veritas North American Committee, the Skuld board of directors, the Directors Committee and the North American Panel of INTERTANKO, the organization of independent tank owners and on the Board of Trustees of the Seaman's Church Institute. Mr. Tavlarios holds a master's degree in business administration from St. John's University. Mr. Tavlarios is the brother of Mr. E. Nikolas Tavlarios, the Company's President and Principal Executive Officer.

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

George Konomos has served as a member of our board of directors and as the chairman of our audit committee since November 2008. Mr. Konomos is also a member of our compensation committee. Currently, Mr. Konomos is a Senior Advisor with Latigo Partners L.P., an alternative asset manager, which he joined in 2005. From 2000 to 2005, Mr. Konomos was the Co-Portfolio Manager at Mellon-HBV Rediscovered Opportunities Fund. Mr. Konomos' experience prior to joining Mellon-HBV includes 11 years as an Investment Manager at Baker Nye Investments, service as a senior advisor to the World Bank on privatizations and financial restructurings of state-owned companies and a 14-year career in investment banking at Lehman Brothers and Samuel Montague & Co.  Mr. Konomos also served as a director of General Maritime until May 2012. Mr. Konomos holds a bachelor's degree in economics from the University of Arizona, a master's degree in economics from American University and a juris doctor degree from George Washington University Law School.

E. Nikolas Tavlarios has served as our President and Principal Executive Officer since December 2006. From 2003 to 2006, Mr. Tavlarios served as Vice President of General Maritime Management LLC, a tanker operating subsidiary of Gener8, where he oversaw business development and maintained relationships with commercial representatives of major oil companies. From 2000 to 2003, Mr. Tavlarios was Vice President of Sales and Administration at Universal Services Group. From 1998 to 2000, Mr. Tavlarios served as Executive Director of Rockefeller Center for Tishman Speyer Properties. Prior to 1998, Mr. Tavlarios was a Surveyor for the American Bureau of Shipping. Mr. Tavlarios is a member of the American Bureau of Shipping and of the Det Norske Veritas (DNV) North American committee. Mr. Tavlarios holds a bachelor's degree in marine transportation from State University of New York Maritime College and a master's degree in business administration from St. John's University. Mr. Tavlarios is the brother of John P. Tavlarios.

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

The aggregate annual compensation paid to our executive officers for the year ended December 31, 2014 was $1.1 million. We also paid $0.3 million to our non-executive directors during the year ended December 31, 2014. Furthermore, our executive officers and directors received an aggregate of 500,000 nonvested shares pursuant to our equity incentive plan during the year ended December 31, 2014. In addition, each director is reimbursed for out-of-pocket expenses incurred attending any meeting of the board of directors or any committee of the board of directors. We do not maintain a medical, dental or retirement plan for our directors. Officers who also serve as directors do not receive additional compensation for their services as directors.

C.	Board Practices

Our board of directors is comprised of the six directors named above. Our board of directors is divided into three classes, Class A, Class B and Class C, as nearly equal in number as possible, with each director serving a three-year term and one class being elected at each year's annual meeting of shareholders. The term of our Class C director expires in 2015, the term of our Class A directors expires in 2016 and the term of our Class B directors expires in 2017.

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

D.	Employees

The following table reflects the number of our crews and salaried employees for the periods indicated.

	Year Ended December 31,
	2014	2013	2012

Shipboard personnel	646	732	845
Shoreside personnel	314	289	368
Total	960	1,021	1,213

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

Equity Incentive Plan

In December 2006, we adopted an equity incentive plan, which we refer to as the 2006 Equity Incentive Plan, under which our officers, key employees and directors were eligible to receive options to acquire shares of common stock. We have reserved a total of 4,053,500 shares of common stock for issuance under the 2006 Equity Incentive Plan, of which, as of the date of this annual report, we granted an aggregate of 3,962,098 restricted shares pursuant to the 2006 Equity Incentive Plan to certain of our employees, executive officers and directors, subject to applicable vesting restrictions.

In March 2015, we adopted a new equity incentive plan, which we refer to as the 2015 Equity Incentive Plan, which replaced in full the 2006 Equity Incentive Plan.  We have reserved a total of 5,091,402 shares of common stock for issuance under the 2015 Equity Incentive Plan, consisting of 91,402 common shares that remained unissued under the 2006 Equity Incentive Plan plus an additional 5,000,000 common shares.  The compensation committee of our board of directors administers the 2015 Equity Incentive Plan. Under the terms of the 2015 Equity Incentive Plan, the compensation committee may grant new options exercisable at a price per common share to be determined by our board of directors but in no event less than fair market value as of the date of grant. The 2015 Equity Incentive Plan also permits our compensation committee to award restricted stock, restricted stock units, non-qualified stock options, stock appreciation rights, dividend equivalent rights, unrestricted stock, and performance shares. The 2015 Equity Incentive Plan expires in March 2025, or ten years from its adoption.  As of the date of this annual report, we granted an aggregate of 200,000 restricted shares pursuant to the 2015 Equity Incentive Plan, subject to applicable vesting restrictions.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.
A.	Major shareholders.

The following table presents certain information regarding (1) the beneficial owner of more than 5% of the shares of common stock and (2) the total amount of common stock beneficially owned by all of our directors and executive officers, other than Messrs. Melisanidis, Georgiopoulos and John Tavlarios, as a group in each case as of May 11, 2015.

	Number	Percentage**
Dimitris Melisanidis (1)	11,003,031	22.4%
Peter C. Georgiopoulos	5,120,250	10.4%
John P. Tavlarios (2)	695,324	1.4%
Rima Senvest Management, LLC (3)	4,721,535	9.6%
12 West Capital Management LP (4)	3,258,903	6.6%
Other directors and executive officers as a group*	999,951	2.0%
_________________
*	Individually own less than 1% of our outstanding common shares.
**	Based on 49,203,853 shares outstanding as of May 11, 2015.
(1)	Mr. Melisanidis beneficially owns 915,000 shares in his individual capacity and 10,088,031 shares through Leskira Holdings Co. Limited, or Leskira, a Cypriot corporation controlled by Mr. Melisanidis. On October 31, 2014, Leveret, a Liberian corporation also controlled by Mr. Melisanidis, contributed 10,088,031 shares of our common stock to Leskira. Leveret and Leskira are an entities wholly owned by Mr. Melisanidis, and therefore, there was no change in beneficial ownership as a result of the contribution.
(2)	Includes shares owned by a trust for the benefit of members of Mr. Tavlarios's family.
(3)	The beneficial ownership is based on the latest available filing made with the SEC on Schedule 13G/A on February 17, 2015, which reported shared voting and dispositive power over the shares with Richard Mashaal. The business addresses of Rima Senvest Management, LLC and Richard Mashaal, as reported on the Schedule 13G/A filed with the SEC on February 17, 2015, is 540 Madison Avenue, 32nd Floor, New York, New York 10022 and c/o Rima Senvest Management, LLC, 540 Madison Avenue, 32nd Floor, New York, New York 10022, respectively. Also, per the Schedule 13G/A, the reported securities are held in the accounts of Senvest Master Fund, L.P. and Senvest International L.L.C, Rima Senvest Management, LLC is the investment manager and general partner of Senvest Master Fund, L.P., and Mr. Mashaal is the managing member of Rima Senvest Management, LLC and is president of Senvest International L.L.C.
(4)	The beneficial ownership is based on the latest available filing made with the SEC on Schedule 13G/A on February 17, 2015, which reported shared voting and dispositive power over the shares by 12 West Capital Management LP. The business addresses of 12 West Capital Management LP as reported on the Schedule 13G/A filed with the SEC on February 17, 2015, is 90 Park Avenue, 41st Floor, New York, New York 10016.

Our principal shareholders will have the same voting rights as other holders of our shares of common stock.

As of May 11, 2015, we had 87 shareholders of record, 16 of which were located in the United States and held an aggregate of 37,228,544 shares of our common stock, representing 75.7% of our outstanding shares of common stock. However, one of the U.S. shareholders of record is Cede & Co., a nominee of The Depository Trust Company, which held 35,281,931 shares of our common stock, as of May 11, 2015. Accordingly, we believe that the shares held by Cede & Co. include shares of common stock beneficially owned by both holders in the United States and non-U.S. beneficial owners. We are not aware of any arrangements the operation of which may at a subsequent date result in our change of control.

B.	Related party transactions.

Aegean Oil S.A.

Marine Fuel Supply Service Agreement. On April 1, 2005, we entered into a marine fuel supply service agreement with Aegean Oil, a related company owned and controlled by members of Mr. Melisanidis' family. Mr. Melisanidis may also be deemed a control person of Aegean Oil for U.S. securities law purposes, but Mr. Melisanidis disclaims such control. Aegean Oil is engaged in the downstream gasoline market in Greece and is licensed as a trader and physical supplier of marine petroleum products in Greece. Aegean Oil is managed by a full-time executive team and has no common management with us. Under the terms of this agreement, Aegean Oil sells and delivers marine petroleum products to our customers within Greek territorial waters. Under the agreement, as amended and supplemented, we must purchase a minimum, and Aegean Oil must sell up to a maximum, quantity of marine petroleum products. Aegean Oil sells the marine petroleum products at an amount equal to its purchase costs from selected Greek refineries plus a margin. Payments are made within 30 calendar days from the date of receipt of the invoices, with a penalty of 10% imposed on late payments. Under this agreement, we are required to provide security by way of a standby letter of credit or other mutually acceptable guarantee in relation to any outstanding balance. This agreement terminated on March 31, 2015 and was renewed until December 31, 2015, unless any of the following situations occur prior to the termination date: (i) Aegean Oil's petroleum trading license terminates or is revoked by the Greek authorities, in which case Aegean Oil may elect to terminate the agreement; (ii) upon the breach by any party in the performance of any of its obligations, as defined in the agreement, in which case the non-breaching party may elect to terminate the agreement; or (iii) upon the liquidation or bankruptcy of any party, in which case the agreement terminates automatically.

During the years ended December 31, 2014, 2013, and 2012, we purchased marine petroleum products from Aegean Oil in the amount of $342.7 million, $414.7 million, and $455.5  million respectively.

Additionally, during the years ended December 31, 2014, 2013 and 2012, we purchased marine petroleum products of $1.4 million, $4.0 million and $1.9 million, respectively that were consumed in connection with our voyage revenues and are included "cost of voyage revenues - related companies" in the accompanying consolidated statements of income. During the year ended December 31, 2014, purchases of marine petroleum products of amount $1.70 million were included in the selling and distribution expenses in the accompanying consolidated statements of income.

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

Aegean Shipping Management S.A.

We conduct transactions with Aegean Shipping Management and certain vessel-owning companies, or collectively Aegean Shipping, which are related companies owned and controlled by members of Mr. Melisanidis' family. Mr. Melisanidis may also be deemed a control person of Aegean Shipping for U.S. securities law purposes, but Mr. Melisanidis disclaims such control. Aegean Shipping is the owner and operator of an international shipping of fleet tankers which are chartered out in the international spot markets. Aegean Shipping is managed by a full-time executive team and has no common management with us. Aegean Shipping purchases marine fuel and lubricants from us. Our sales of marine petroleum products to Aegean Shipping for the years ended December 31, 2014, 2013 and 2012 amounted to $7.7 million, $7.8 million and $7.1 million, respectively. We also incurred hire charges related to cargo transportation from Aegean Shipping for the years ended December 31, 2014, 2013 and 2012 in the of amounts of $0.0 million, $2.0 million and $1.4 million, respectively.

Leveret International Inc. and AMPNInvest LLC

Registration Rights Agreement. On December 13, 2006, we entered into a registration rights agreement with Leveret and AMPNInvest, our then-existing shareholders, pursuant to which we granted Leveret and AMPNInvest, and certain of its transferees, the right, under certain circumstances and subject to certain restrictions, including restrictions included in the lock-up agreements, to require us an aggregate of three times to register under the Securities Act shares of our common stock held by Leveret and Messrs. Georgiopoulos and John Tavlarios, AMPNInvest's successors-in-interest. Under the registration rights agreement, Leveret and Messrs. Georgiopoulos and John Tavlarios have the right to request us an aggregate of three times to register the sale of shares held by each of them on their behalf and may require us to make available shelf registration statements permitting sales of shares into the market from time to time over an extended period. In addition, Leveret and Messrs. Georgiopoulos and Tavlarios have the ability to exercise certain piggyback registration rights. All expenses relating to registration will be borne by the Company. Messrs. Georgiopoulos and John Tavlarios own respectively 5,195,250 and 850,000 common shares entitled to these registration rights. On October 31, 2014, Leveret contributed its entire shareholdings of 10,088,031 common shares to Leskira, a Cypriot corporation controlled by Mr. Dimitris Melisanidis.

Aegean V

Bunkering Agreement. During the year ended December 31, 2014, we employed two of our vessels, the Amorgos and the Karpathos, under agreements with Aegean V, which is owned and controlled by relatives of Mr. Dimitris Melisanidis. Under these agreements, we earn revenue based on the distance our vessels travel and the volumes they transport. For the years ended December 31, 2014, 2013, and 2012, our aggregate revenue under these contracts was $1.8 million, $8.8 million and $8.1 million, respectively.

Aegean VIII

Bunkering Agreement. During the year ended December 31, 2014, we employed three of our vessels, the Amorgos, the Naxos and the Karpathos, under agreements with Aegean VIII, which is owned and controlled by relatives of Mr. Dimitris Melisanidis. Under these agreements, we earn revenue based on the distance our vessels travel and the volumes they transport. For the year ended December 31, 2014, our aggregate revenue under these contracts was $3.4 million.

Gener8 Maritime, Inc. (formerly, General Maritime Corporation)

Sale of Marine Petroleum Products to Gener8 Maritime, Inc. (formerly, General Maritime Corporation). Gener8, a tanker company, purchases marine fuel and lubricants from us. Mr. Georgiopoulos, the Chairman of our board of directors and our shareholder, serves as Chairman of the board of directors and Chief Executive Officer of Gener8 and Mr. John Tavlarios, our director and shareholder, is the Chief Operating Officer of Gener8. Our sales of marine petroleum products to General Maritime for the years ended December 31, 2014, 2013, and 2012 amounted to $7.2 million, $6.3 million and $30.6 million, respectively.

Unique Tankers

Sale of Marine Petroleum Products to Unique Tankers. Unique Tankers, a tanker pool, purchases marine fuel and lubricants from us. Unique Tankers is a fully owned subsidiary of Gener8. Our sales of marine petroleum products to Unique Tankers for the years ended December 31, 2014, 2013, and 2012 amounted to $9.9 million, $0 million and $0 million, respectively.

Melco S.A.

During the year ended December 31, 2014, 2013 and 2012, we sold to Melco, a company owned and controlled by members of Mr. Melisanidis' family, marine petroleum products in the amount of $3.7 million, $7.7 million, and $4.6 million, respectively. During the years ended December 31, 2014, 2013 and 2012, we also purchased from Melco marine petroleum products of amount $5.9 million, $6.7 million and $2.6 million, respectively.

Other Companies

The amounts due from other companies affiliated with Mr. Peter C. Georgiopoulos were $0.23 million and $0.27 million as of December 31, 2014 and 2013, respectively.

The amounts due from other companies owned by Mr. Dimitris Melisanidis or his relatives were $0.47 million and $0.58 million as of December 31, 2014 and 2013, respectively.

The amounts due to other companies owned by Mr. Dimitris Melisanidis or his relatives were $0.76 million and $0.31 million as of December 31, 2014 and 2013, respectively.

Sales of marine petroleum products to other companies of Mr. Peter C. Georgiopoulos were $1.91 million and $1.02 million for the years ended December 31, 2014 and 2013, respectively.

Voyage and other revenues from other companies owned by Mr. Dimitris Melisanidis or his relatives were $0.11 million, $0.10 million and $0.07 million as of December 31, 2014, 2013 and 2012, respectively.

On December 23, 2013, we sold the vessel Vigo, to a related company owned by Mr. Dimitris Melisanidis. The loss on sale of this vessel was $0.21 million.

Other Related Party Transactions

Office Lease. We lease our head offices at 10, Akti Kondili, Piraeus, 18545 from Aegean Warehouse, which is owned and controlled by members of the family of Mr. Dimitris Melisanidis. Mr. Melisanidis may also be deemed a control person of Aegean Warehouse for U.S. securities law purposes, but Mr. Melisanidis disclaims such control. We pay a monthly rate of approximately $60,000 under the rental agreement, which expires on March 2023. During the year ended December 31, 2014, 2013 and 2012, we paid approximately $0.7 million, $0.7 million and $0.7 million under the agreement.

We also lease an office at 299 Park Avenue, New York, New York 10171, from Gener8 (formerly, General Maritime), which expires in December 2015. We pay an average monthly rental, which includes services that Gener8 provides for us, of approximately $16,500.

Legal Services. We have retained Mr. Spyridon Fokas, our director, general counsel and corporate secretary to provide legal services from time to time. The legal services rendered by Mr. Fokas' firm included advice on general corporate formation matters as well as ship and corporate financings.

Fujairah in-land storage facility: In July 2010, Mr. Melisanidis, our founder and Head of Corporate Development, transferred to us, for no consideration, all of the shares of Aegean Oil Terminal Corporation, a company that possesses a 25-year terminal lease agreement with the Municipality of Fujairah. The lease agreement may be automatically renewed for an additional 25 years. We completed the construction of the new facility in the fourth quarter of 2014. We have paid $205.3 million for construction and other related costs during the construction period.

C.	Interests of experts and counsel.

Not applicable.

ITEM 8.	FINANCIAL INFORMATION
A.	Consolidated Statements and Other Financial Information

See "Item 18. Financial Statements."

Legal Proceedings

In the ordinary course of business, we may be subject to legal proceedings and claims for damages or penalties relating to, among other things, personal injury, property casualty and environmental contamination. We expect that these claims will be covered by our insurance policies, subject to customary deductibles. While these claims (even if lacking merit), could result in the expenditure of significant financial and managerial resources. In the opinion of management, our liability (if any) under any pending litigation or administrative proceedings (other than as set forth below), even if determined adversely, would not materially affect our financial condition, results of operations or cash flows.

In November 2005, an unrelated party filed a declaratory action against one of our subsidiaries before the First Instance Court of Piraeus, Greece. The plaintiff asserted that he was instrumental in the negotiation of our eight-year Fuel Purchase Agreement with a government refinery in Jamaica and sought a judicial affirmation of his alleged contractual right to receive a commission of $0.01 per metric ton of marine fuel over the term of the contract. In December 2008, the First Instance Court of Piraeus dismissed the plaintiff's action as vague and inadmissible, however we appealed that decision on the grounds that there was no contract between us and the plaintiff and that the court lacked jurisdiction. While the action was pending in Greece, the plaintiff commenced a new action involving the same cause of action before the Commercial Court of Paris, France, which dismissed that action in June 2009.  The plaintiff's appeal of the dismissal was denied by the Paris Court of Appeal in February 2010. In January 2012, the plaintiff commenced a new action relating to the same allegations before the Commercial Court of Paris, which was dismissed on June 27, 2012 in favor of the competence and jurisdiction of the Greek courts. In July 2012, the plaintiff filed a "contredit," an appeal procedure under French law. In November 2013, the Court held that there is no matter pending in Greece that would allow the French courts to decline jurisdiction to the benefit of the Greek proceedings. As a result, the case is to return to the Commercial Court of Paris which should have to examine the admissibility of Mr. Varouxis' claim in France. With the relevant pleadings procedurally scheduled to be filed by the parties on May 21, 2015. We believe that this matter fails for lack of jurisdiction and is unwarranted and lacking in merit and that the outcome of this lawsuit will not have a material effect on our operations and financial position.

In May 2013, on the order of STX Corporation, or STX Corp., we supplied bunkers to the vessel Unico Sienna in the Port of Singapore. The invoice for those bunkers totaled approximately $323,000.  STX Corp. has filed for reorganization in Korea and for protection under Chapter 15 of the U.S. Bankruptcy Code. We believe that we have a maritime lien against this vessel, and have arrested the UNICO SIENNA in Panama to enforce our maritime lien against it. We intend to exercise our remedies for recovery of the unpaid amounts and believe that we will recover the full amount due.  The hearing on the merits of the case is scheduled to take place on June 2, 2015 before the Maritime Court of Panama.

On December 18, 2014, we and Aegean Bunkering (USA) LLC, or the Aegean Parties, filed a one-count complaint for breach of contract against Hess in New York Supreme Court, New York County (653887/2014). In the complaint, the Aegean Parties allege that Hess breached certain express representations and warranties in representing its financial condition in an agreement pursuant to which Hess sold its bunker oil business to Aegean Bunkering (USA) LLC. The Aegean Parties claim approximately $28 million in compensatory damages, exclusive of interest and costs. On February 9, 2015, Hess filed an answer to the complaint. We are not in a position to comment further on this matter at this time.

We have supplied bunkers through agreements with various entities of O.W. Bunker, which filed for bankruptcy in November 2014. We issued notice to O.W. Bunker for the request of payment for the value of the bunkers supplied. Our exposure for these supplies amounts to $5.5 million, of which we recorded $3.3 million as a provision for doubtful accounts in the statement of income for the year ended December 31, 2014. We believe that O.W. Bunker was never the rightful owner of the bunkers and we are currently trying to work out escrow or other practical solutions with the end users. Following arrest proceedings which we initiated against the M/V Amazon in the Bahamas, we received a letter of undertaking issued by the North of England P&I Club in the sum of $1.2 million as security for our claim plus interest and costs. We expect to recover the amount of at least $2.3 million.

Following the completion of the construction of our new terminal facility in Fujairah, United Arab Emirates, we and our contractor are discussing the closure in full settlement of remaining issues related to the provision of a Performance Security to remedy any defect or damage in the works due to design or faulty materials, payment of retention money to the contractor and compensation for delay in the completion of the works. As of December 31, 2014, we had contractual obligations for an amount of $8.3 million and we expect to pay approximately 50% to 60% of the amount to the contractor through the execution of a relevant agreement between the parties.

Dividend Policy

Our policy is to pay regular cash dividends on a quarterly basis on shares of our common stock so long as we have sufficient capital or earnings to do so. While we cannot assure you that we will continue to do so in the future, and subject to, among other things, legal requirements, our ability to obtain financing on terms acceptable to us and our ability to satisfy financial covenants contained in our financing arrangements, we paid dividends of $0.02 per share in March 2015 with respect to the fourth quarter of 2014, $0.02 per share in December 2014 with respect to the third quarter of 2014, and $0.01 per share in September and June of 2014 for the second and first quarters of 2014, respectively. In March 2014, we paid dividends of $0.01 per share with respect to the fourth quarter of 2013, and $0.01 per share in December, September and June 2013 for the third, second and first quarters of 2013, respectively. We anticipate retaining most of our future earnings, if any, for use in our operations and the expansion of our business. Any further determination as to dividend policy will be made by our board of directors and will depend on a number of factors, including the requirements of Marshall Islands law, our future earnings, capital requirements, financial condition and future prospects and such other factors as our board of directors may deem relevant.

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

B.	Significant Changes.

There have been no significant changes since the date of the annual consolidated financial statements included in this report.

ITEM 9.	OFFER AND THE LISTING
A.	Offer and Listing Details.

Shares of our common stock commenced trading on the NYSE on December 8, 2006 under the symbol "ANW."

The following table sets forth the high and low closing prices of our shares of common stock on the NYSE for the periods indicated below.

For the Fiscal Year Ended	High	Low
December 31, 2010	$33.93	$8.74
December 31, 2011	$12.82	$3.73
December 31, 2012	$7.85	$4.30
December 31, 2013	$12.62	$5.73
December 31, 2014	$14.02	$7.29

For the Quarter Ended
March 31, 2013	$7.66	$5.73
June 30, 2013	$10.07	$5.80
September 30, 2013	$11.86	$8.41
December 31, 2013	$12.62	$9.53
March 31, 2014	$11.05	$8.80
June 30, 2014	$10.80	$8.95
September 30, 2014	$10.46	$9.10
December 31, 2014	$14.02	$7.29
March 31, 2015	$14.99	$13.19

For the Month:
November 2014	$10.13	$8.69
December 2014	$14.02	$9.53
January 2015	$14.54	$13.19
February 2015	$14.92	$13.98
March 2015	$14.99	$13.43
April 2015	$15.53	$13.98
May 2015 (through and including May 14, 2015)	$15.02	$14.28

B.	Plan of Distribution

Not applicable

C.	Markets.

Shares of our common stock are trading on the NYSE under the symbol "ANW."

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION
A.	Share capital.

Not applicable.

B.	Memorandum and Articles of Association.

Our amended and restated articles of incorporation and bylaws have been filed as exhibits 3.1 and 3.2, respectively, to the Registration Statement on Form F-1 (Registration No. 333-129768), declared effective by the SEC on December 7, 2006. Information regarding the rights, preferences and restrictions attaching to each class of our common shares is described in section entitled "Description of Capital Stock" in our Registration Statement on Form F-3 (Registration No. 333-189813), declared effective by the SEC on August 28, 2013, and is incorporated by reference herein, provided that since the date of such Registration Statement, our total issued and outstanding common shares has increased to 49,203,853 as of May 11, 2015.

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

The following is a discussion of the material Greek, Marshall Islands, Liberian, Belgium, Canadian and U.S. federal income tax consequences to our Company and to a "U.S. Holder" and a "Non-U.S. Holder," as each term is defined below. This discussion does not purport to deal with the tax consequences of owning common stock to all categories of investors, some of which, such as dealers in securities, investors whose functional currency is not the U.S. dollar and investors that own, actually or under applicable constructive ownership rules, 10% or more of our common stock, may be subject to special rules. This discussion deals only with shareholders who own the common stock as a capital asset. Moreover, this discussion is based upon laws, regulations and other authorities in effect as of the date hereof, all of which are subject to change, possibly with retroactive effect. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under U.S. federal, state, local and foreign law of the ownership of shares of our common stock.

Greek Tax Considerations

AMP has established an office in Greece which provides services to AMP and AMP's office in Cyprus. Under the laws of Greece, and in particular under Greek Law 3427/2005, the income of AMP's Greek office is calculated on a cost plus basis on expenses incurred by that office. This determination is subject to periodic review every five years. The profit margin set by the Greek Ministry of Economy and Finance for the period 2011 to 2015 is 5.42%. AMP's income, as calculated by applying the applicable profit margin, is subject to Greek corporate income tax at the rate of 26% for the fiscal years 2014, 2013 and 2012. All expenses to which the profit margin applies are deducted from gross income for Greek corporate income tax purposes. Accordingly, under Greek Law 3427/2005, as currently applied to us, we expect that AMP will continue to have no liability for any material amount of Greek income tax.

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

Belgium Tax Considerations

Our operations in Belgium, through our subsidiaries Aegean Bunkers at Sea NV, or ABAS, and ANWE, are subject to Belgium income taxation. For the year ended December 31, 2014, our operations in Belgium were taxed at a rate of 33.99%. Please see Note 26 to our financial statements included herein for further discussion on our tax liability in Belgium.

Canada Tax Considerations

Our operations in Canada, through our subsidiary ICS Petroleum, are subject to Canada income taxation. For the year ended December 31, 2014, our operations in Montreal were taxed at a rate of 26.9% and our operations in Vancouver were taxed at a rate of 26.0%. Please see Note 26 to our financial statements included herein for further discussion on our tax liability in Canada.

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

We are subject to the informational requirements of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act. In accordance with these requirements we file reports and other information with the SEC. These materials, including this annual report and the accompanying exhibits, may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling 1 (800) SEC-0330, and you may obtain copies at prescribed rates from the Public Reference Section of the SEC at its principal office in Washington, D.C. 20549. The SEC maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information that we and other registrants have filed electronically with the SEC. Our filings are also available on our website at www.ampni.com. This web address is provided as an inactive textual reference only. Information contained on our website does not constitute part of this annual report.

Shareholders may also request a copy of our filings at no cost, by writing or telephoning us at the following address:

Aegean Marine Petroleum Network Inc.
10 Akti Kondili Piraeus 18545 Athens
Greece
Telephone: 011 30 210 458-6200

I.	Subsidiary Information

Not applicable.

ITEM 11.                          QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Price Risk

Our price risk has been minimal because we have generally purchased inventory for which we have already had a binding sales contract in place. We generally do not fix future prices for delivery of fuel in excess of one week and our suppliers generally use average PLATTS pricing in their calculation of cost prices to us. Accordingly, our exposure to price risk has covered a period of only a few days. For the year ended December 31, 2014, we imported and stored cargos of marine fuel prior to resale to our customers. Accordingly, in some regions, we purchased fuel before entering into a binding sales contract with a customer. We believe that our exposure to price risk in these locations covers a period of one to two weeks. From time to time, we take positions in fuel pricing contracts. Our policy is to not use fuel related derivative financial instruments for speculative purposes. Generally, fuel pricing contracts may be used to hedge exposure to changes in the net cost of marine fuel purchases. Upon settlement, if the contracted net price of marine fuel purchased is less than the settlement price, the seller of the fuel pricing contract is required to pay the buyer an amount equal to the difference between the contracted price and the settlement price. Conversely, if the contracted price is greater than the settlement price, the buyer is required to pay the seller the settlement sum. If we take positions in fuel pricing contracts or other derivative instruments, we could suffer losses in the settling or termination of these agreements. This could adversely affect our results of operation and cash flow.

During the years ended December 31, 2014 and 2013, we entered into fuel pricing contracts for 7,784,141 and 2,068,695 metric tons, respectively. These derivatives are intended to serve as an approximate hedge for the net cost of fuel purchases. Our fuel pricing contracts do not qualify as cash flow hedges for accounting purposes and therefore gains or losses are recognized in the accompanying consolidated statements of income. Fuel pricing contracts are settled on a monthly basis using quoted market prices of the underlying commodity. The fair value of these instruments as of December 31, 2014 was an asset of $18.9 million.  The fair value of these instruments as of December 31, 2013 was a liability of $0.8 million. During the years ended December 31, 2014 and 2013, we recognized a gain of $50.5 million and a loss of $2.7 million, respectively. In the future, we may enter into long-term fixed price sales commitments, which fix the prices of future fuel sales. Furthermore, we may use cargo storage in our other service centers or we might import larger cargos of fuel for storage, which would increase our oil price risk. Furthermore, in the future, we might execute cargo trading transactions to arbitrage the price of marine fuel, which method would increase our oil price risk. Finally, we may enter into derivative contracts in the forms of swaps or futures in order to mitigate the risk of market price fluctuations in marine fuel. Please refer to Note 16 to our consolidated financial statements included at the end of this annual report which provides additional information on our derivatives as of December 31, 2014 and 2013.

Interest Rate Risk

We are subject to market risks relating to changes in interest rates as we have significant amounts of floating rate long-term debt and short-term borrowings outstanding. During the year ended December 31, 2014, we paid interest on this debt mainly based on LIBOR plus an average spread of 2.3% on our bank loans. A one percent increase in LIBOR would have increased our interest expense for the year ended December 31, 2014 from $28.3 million to $35.5 million. We expect to repay our borrowings on a periodic basis using cash flows from operations.

We enter into interest rate swap agreements from time to time in order to economically hedge our exposure to variability in our floating rate long-term debt. As of December 31, 2014, we had one interest rate swap agreement in place. The total notional principal amount of this swap as of December 31, 2014 and 2013 was $5.2 million and $6.4 million, respectively. This swap has specified rates and duration. Please refer to the table in Note 16 of our consolidated financial statements included at the end of this annual report for a summary of the terms of this interest rate.

Under our interest rate swap transactions, the bank makes quarterly floating-rate payments to us for the relevant amount based on the floating interest rate and we make quarterly payments to the bank on the relevant amount at the respective fixed rates.

Our interest rate swap does not meet hedge accounting criteria under accounting guidance relating to hedge accounting. Although we are exposed to credit-related losses in the event of non-performance in connection with such swap agreement, because the counterparty is rated A or better at the time of the transaction, we consider the risk of loss due to its nonperformance to be minimal. Through this swap transaction, we effectively hedged the interest rate exposure of our 2010 Newbuilding Secured Loan Facility, of which $5.2 million was outstanding as of December 31, 2014.

Exchange Rate Risk

We have conducted the vast majority of our business transactions in U.S. dollars. We have purchased marine petroleum products in the international oil and gas markets and our vessels have operated in international shipping markets; both these international markets transact business primarily in U.S. dollars. Accordingly, our total revenues have been fully denominated in U.S. dollars and our cost of marine petroleum products, which, for the year ended December 31, 2014, comprised approximately 95% of our total operating expenses, have been denominated in U.S. dollars. Our balance sheet is mainly comprised of dollar-denominated assets including trade receivables, inventories and the cost of vessels, and liabilities including trade payables, short-term borrowings and long-term loans. Our foreign exchange losses in recent periods have mainly arisen from the translation of assets and liabilities of our service centers that are denominated in local currency. Accordingly, the impact of foreign exchange fluctuations on our consolidated statements of income has been minimal.

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

ITEM 15.                          CONTROLS AND PROCEDURES
(a)       Disclosure controls and procedures.

Our management, with the participation of our President and Principal Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of December 31, 2014. Based upon that evaluation, our President and Principal Executive Officer and Chief Financial Officer concluded that as of December 31, 2014, our disclosure controls and procedures were not effective due to material weaknesses in our internal controls over financial reporting, which resulted in certain classification errors, set forth in Item 15(b) below.
(b)       Management's annual report on internal control over financial reporting.

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) promulgated under the Exchange Act and for the assessment of the effectiveness of internal control over financial reporting.

Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Exchange Act as a process designed by, or under the supervision of, our President and Principal Executive Officer and Chief Financial Officer and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

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

Management conducted the evaluation of the effectiveness of the internal control over financial reporting using the control criteria framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) published in its report entitled Internal Control-Integrated 2013 Framework.

Management, with the participation of our President and Principal Executive Officer and Chief Financial Officer, assessed the effectiveness of the design and operation of our internal control over financial reporting pursuant to Rule 13a-15 of the Exchange Act as of December 31, 2014. Based upon that evaluation, our management concluded that as of December 31, 2014, our internal control over financial reporting was not effective due to the material weaknesses noted below.
A material weakness is defined as "a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis."
Management identified the following material weaknesses in our internal control over financial reporting:

a)     Our controls over the preparation and review of bank reconciliations did not operate effectively and, as a result, we failed to identify an overstatement of cash and cash equivalents and short-term borrowings caused by a transfer payment within the Company that could not be processed by the bank.

The impact of the classification error on our consolidated balance sheet and statement of cash flows for the year ended December 31, 2014 included in our earnings release for the three months and year ended December 31, 2014 was (i) an overstatement of cash and cash equivalents of $13.5 million, (ii) an overstatement of short term borrowings of $13.5 million and (iii) an understatement of net cash used in financing activities of $13.5 million.
b)   There was an absence of an effectively-designed control to identify and disclose transactions with new related parties.
The impact of the above design deficiency on the consolidated balance sheet and statement of income for the year ended December 31, 2014 was (i) an overstatement of revenues–third-parties of $9.9 million, (ii) an understatement of revenues–related companies of $9.9 million, (iii) an overstatement of trade receivables of $0.4 million and (iv) an understatement of amounts due from related parties of $0.4 million.
The classification errors discussed above were identified subsequent to the issuance of our earnings release for the three months and year ended December 31, 2014. The classification errors were corrected in the audited consolidated balance sheet, statement of income and statement of cash flows for the fiscal year ended December 31, 2014, which are included herein.
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
There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting other than the material weaknesses described in Item 15(b).
(e)             Plan for Remediation
In response to the material weaknesses identified above, we, with the oversight of our audit committee, are reviewing our internal processes and implementing improved monitoring controls to ensure that our controls for the review of bank reconciliations are executed properly.  We have also modified the design of our existing control relating to the identification of related party transactions and in future periods will proceed with its implementation.
The effectiveness of our internal control over financial reporting as of December 31, 2014 has been audited by Deloitte Hadjipavlou, Sofianos & Cambanis S.A., an independent registered public accounting firm, as stated in their report appearing in Item 15(c) above, which expressed an adverse opinion on the effectiveness of our internal control over financial reporting as of December 31, 2014.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT
In accordance with the rules of the NYSE, the exchange on which our common stock is listed, we have appointed an audit committee whose members as of December 31, 2014 are Messrs. Konomos, Papanicolaou and Koutsomitopoulos, and Mr. Konomos has been determined to be a financial expert by our board of directors and independent, as that term is defined in the listing standards of the NYSE.

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
Our principal accountants, Deloitte Hadjipavlou Sofianos & Cambanis S.A., an independent registered public accounting firm and member of Deloitte Touche Tohmatsu, have billed us for audit, audit-related and non-audit services as follows:

	Year Ended December 31,
	2014	2013
	(in millions of U.S. dollars)
Audit fees	0.8	0.8
Audit-related fees	-	-
Tax- relates fess	-	-
All other fees	-	-
Total fees	0.8	0.8

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
On October 16, 2014, we announced that our board of directors authorized a new share repurchase program under which we may repurchase up to $20 million of our outstanding common stock over the next two years. Purchases under the program may be made from time to time for cash in open market transactions at prevailing market prices or in privately negotiated transactions. The timing and amount of purchases under the program are determined by our management, based on their evaluation market conditions, capital allocation alternatives, and other factors. The program does not require us to purchase any specific number or amount of shares of our common stock and may be suspended or reinstated at any time in our discretion and without notice. We will execute purchases only during periods where the executive team and the Board of Directors are not aware of material inside information that would likely affect a seller's decision to sell. As of December 31, 2014, no shares have been repurchased under this plan.

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

ITEM 19.	EXHIBITS
Exhibit Number	Description

1.1	Amended and Restated Articles of Incorporation of Aegean Marine Petroleum Network Inc.(1)

1.2	Certificate of Designations of Rights, Preferences and Privileges of Series A Participating Preferred Stock of Aegean Marine Petroleum Network Inc.(8)

1.3	Amended and Restated Bylaws of Aegean Marine Petroleum Network Inc.(1)

2.1	Form of common share certificate of Aegean Marine Petroleum Network Inc.(1)

2.2	Stockholders Rights Agreement between Aegean Petroleum Network Inc. and Computershare Trust Company, N.A., dated August 14, 2009(8)

2.3	Senior Indenture, dated October 23, 2013, by and between Aegean Marine Petroleum Network Inc. and Deutsche Bank Trust Company Americas, as trustee(12)

2.4	First Supplemental Indenture, dated October 23, 2013, by and between Aegean Marine Petroleum Network Inc. and Deutsche Bank Trust Company Americas, as trustee(12)

4.1	Form of Registration Rights Agreement(1)

4.2	Amended and Restated 2006 Equity Incentive Plan(2)

4.3	Marine Fuel Supply Service Agreement, dated April 1, 2005, by and between Aegean Marine Petroleum S.A. and Aegean Oil S.A.(1)

4.4	Form of License Agreement by and between Aegean Oil S.A. and Aegean Marine Petroleum Network Inc.(1)

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

4.10
Supplemental Letter, dated May 23, 2007, to the First 2006 Newbuilding Secured Term Loan, dated December 19, 2006, by and among The Royal Bank of Scotland plc, as Lender, and Aegean Marine Petroleum Network Inc. and Aegean Marine Petroleum S.A., as Borrowers(10)

4.11
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

4.16
Third Newbuilding 2006 Secured Term Loan, dated October 25, 2006, by and among Aegean Baltic Bank S.A. and HSH Nordbank AG, as Lenders, and Eton Marine Ltd., Benmore Services S.A. and Ingram Enterprises Co., as Borrowers(1)

4.17
Supplemental Agreement, dated June 23, 2011, to the Third Newbuilding 2006 Secured Term Loan, dated October 25, 2006, by and among Aegean Baltic Bank S.A. and HSH Nordbank AG, as Lenders, and Eton Marine Ltd., Benmore Services S.A. and Ingram Enterprises Co., as Borrowers(9)

4.18	Second 2006 Newbuilding Secured Term Loan, dated October 27, 2006, by and among National Bank of Greece S.A., as Lender, and Tasman Seaways Inc. and Santon Limited, as Borrowers(1)

4.19
2006 Newbuilding Secured Syndicated Term Loan, dated October 30, 2006, by and among Aegean Baltic Bank S.A. and HSH Nordbank AG, as Lenders, and Kerkyra Marine S.A., Ithaki Marine S.A., Cephallonia Marine S.A., Paxoi Marine S.A., Zakynthos Marine S.A., Lefkas Marine S.A. and Kythira Marine S.A., as Borrowers(1)

4.20
2007 Newbuilding Secured Term Loan, dated July 5, 2007, by and among The Royal Bank of Scotland Plc, as Lender, and Andros Marine Inc., Dilos Marine Inc., Ios Marine Inc., Aegean VII Shipping Ltd. and ANAFI Shipping (Pte.) Ltd., as Borrowers, as amended and supplemented(3)

4.21
Supplemental Agreement, dated September 12, 2008, to the 2007 Newbuilding Secured Term Loan, dated July 5, 2007, by and among The Royal Bank of Scotland Plc, as Lender, and Andros Marine Inc., Dilos Marine Inc., Ios Marine Inc., Aegean VII Shipping Ltd. and ANAFI Shipping (Pte.) Ltd., as Borrowers, as amended and supplemented(5)

4.22
Supplemental Agreement, dated August 17, 2012, to the 2007 Newbuilding Secured Term Loan, dated July 5, 2007, by and among The Royal Bank of Scotland Plc, as Lender, and Andros Marine Inc., Dilos Marine Inc., Ios Marine Inc., Aegean VII Shipping Ltd. and ANAFI Shipping (Pte.) Ltd., as Borrowers, as amended and supplemented(10)

4.23
Supplemental Agreement, dated November 20, 2012, to the 2007 Newbuilding Secured Term Loan, dated July 5, 2007, by and among The Royal Bank of Scotland Plc, as Lender, and Andros Marine Inc., Dilos Marine Inc., Ios Marine Inc., IOS Shipping Inc., Aegean VII Shipping Ltd. and ANAFI Shipping (Pte.) Ltd., as Borrowers, as amended and supplemented(10)

4.24
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

4.26
Supplemental Agreement, dated June 23, 2011, to the 2008 Newbuilding Secured Term Loan, dated April 24, 2008, by and among Aegean Baltic Bank S.A. and HSH Nordbank AG, as Lenders, and Kassos Navigation S.A., Tilos Shipping (Pte.) Ltd., Symi Navigation S.A. and Halki Navigation S.A., as Borrowers(9)

4.27	2008 Secured Term Loan, dated July 8, 2008, by and among Piraeus Bank A.E., as Lender, and Aegean Bunkering Services Inc., as Borrower(5)

4.28	Supplemental Agreement, dated June 29, 2012, to the 2008 Secured Term Loan, dated July 8, 2008, by and among Piraeus Bank A.E., as Lender, and Aegean Bunkering Services Inc., as Borrower(10)

4.29	2009 Trade Credit Facility, dated November 19, 2009, by and among BNP Paribas, Paris, as Lender, Aegean Marine Petroleum S.A., as Borrower, and Aegean Marine Petroleum Network Inc., as Guarantor(6)

4.30	Supplemental Agreement, dated July 11, 2013, to the 2008 Secured Term Loan, dated July 8, 2008, by and among Piraeus Bank A.E., as Lender, and Aegean Bunkering Services Inc., as Borrower(11)

4.31
2010 Revolving Credit Facility, dated June 7, 2010, by and among Fortis Bank (Nederland) N.V., as Lender, Aegean Marine Petroleum S.A., as Borrower, and Aegean Marine Petroleum Network Inc., as Guarantor(7)

4.32	Receivables Assignment and Security Agreement, dated September 21, 2010, by and between Deutsche Bank AG, as Lender, and Aegean Marine Petroleum S.A., as Borrower(7)

4.33	Credit Contract, dated October 12, 2010, by and between KBC Bank, as Lender, and ANWE, as Borrower relating to the 2010 Overdraft Credit Facility(7)

4.34	Credit Contract, dated September 1, 2011, between KBC Bank, as Lender, and ANWE., as Borrower relating to the 2010 Overdraft Credit Facility(9)

4.35	Letter of Credit, dated November 5, 2010 relating to the 2010 ANWE Revolving Credit Facility, by and between Dexia Bank Belgium S.A., as Lender, and ANWE., as Borrower(7)

4.36	Letter of Credit relating to the 2010 ANWE Revolving Credit Facility, dated April 20, 2011, between Dexia Bank Belgium S.A., as Lender, and ANWE, as Borrower(9)

4.37	2008 Overdraft Facility, dated March 30, 2011, by and between Piraeus Bank A.E., as Lender, and Aegean Bunkering Services, as Borrower(7)

4.38	Supplemental Agreement, dated June 29, 2012, to the 2008 Overdraft Facility, dated March 30, 2011, by and between Piraeus Bank A.E., as Lender, and Aegean Bunkering Services, as Borrower(10)

4.39	Trade Receivables Purchase Agreement, dated October 17, 2011, by and between Aegean Marine Petroleum S.A., as Seller and as Servicer, and Deutsche Bank AG, New York Branch, as Purchaser(9)

4.40
First Amendment, dated November 14, 2012, to the Trade Receivables Purchase Agreement, dated October 17, 2011, by and between Aegean Marine Petroleum S.A., as Seller and as Servicer, and Deutsche Bank AG, New York Branch, as Purchaser(10)

4.41	Uncommitted Facility Letter, dated June 21, 2011, by and among ABN AMRO Bank N.V., as Lender, and Aegean Marine Petroleum S.A. and Aegean Petroleum International Inc., as Borrower(9)

4.42
Amendment Letter, dated November 15, 2011, to the Uncommitted Facility Letter dated June 21, 2011, by and among ABN AMRO Bank N.V., as Lender, and Aegean Marine Petroleum S.A., Aegean Petroleum International Inc. and Aegean Oil Terminal Corporation, as Borrower(9)

4.43
Amendment Letter, dated May 10, 2012, to the Uncommitted Facility Letter dated June 21, 2011, by and among ABN AMRO Bank N.V., as Lender, and Aegean Marine Petroleum S.A., Aegean Petroleum International Inc. and Aegean Oil Terminal Corporation, as Borrower(10)

4.44
2013 Fujairah Credit Facility, dated March 11, 2013, by and among Aegean Oil Terminal Corporation, as Borrower, Aegean Marine Petroleum Network Inc, as Guarantor, ABN AMRO Bank N.V. and UBS Limited, as Arrangers, ABN AMRO Bank N.V., as Agent and Security Agent(10)

4.45	Uncommitted Line of Credit, dated December 17, 2013, by and between Aegean Bunkering (USA) LLC and ABN AMRO Capital USA LLC(11)

4.46
2013 Secured Multicurrency Revolving Credit Facility, dated September 19, 2013, by and among Aegean Marine Petroleum S.A., Aegean Petroleum International Inc., Aegean NWE N.V., ABN AMRO Bank N.V., BNP Paribas (Suisse) S.A., KBC Bank NV, Natixis, Cooperatieve Centrale Raiffeisen-Boerenleebank B.A., ING Belgium Brussels, Geneva Branch, Societe Generale, Belfius Bank N.V./S.A., National Bank of Greece S.A., Credit Suisse AG, Mashreqbank PSC, Emirates NBD PJSC, London Branch, and Arab Bank (Switzerland) Ltd(11)

4.47
Second Amendment, dated October 2, 2013, to the Trade Receivables Purchase Agreement, dated October 17, 2011, by and between Aegean Marine Petroleum S.A., as Seller and as Servicer, and Deutsche Bank AG, New York Branch, as Purchaser(11)

4.48
Supplemental Agreement, dated June 20, 2013, to the Third Newbuilding 2006 Secured Term Loan, dated October 25, 2006, by and among Aegean Baltic Bank S.A. and HSH Nordbank AG, as Lenders, and Eton Marine Ltd., Benmore Services S.A. and Ingram Enterprises Co., as Borrowers(11)

4.49
Supplemental Agreement, dated June 20, 2013, to the 2006 Newbuilding Secured Syndicated Term Loan, dated October 30, 2006, by and among Aegean Baltic Bank S.A. and HSH Nordbank AG, as Lenders, and Kerkyra Marine S.A., Ithaki Marine S.A., Cephallonia Marine S.A., Paxoi Marine S.A., Zakynthos Marine S.A., Lefkas Marine S.A. and Kythira Marine S.A., as Borrowers(11)

4.50
Supplemental Agreement, dated June 20, 2013, to the 2005 Newbuilding Secured Syndicated Term Loan, dated August 30, 2005, by and among Aegean Baltic Bank S.A. and HSH Nordbank AG, as Lenders, and Kithnos Maritime, Inc., Naxos Shipping (Pte.) Ltd, Paros Shipping (Pte.) Ltd., Santorini I Maritime Limited, and Serifos Shipping (Pte.) Ltd, as Borrowers(11)

4.51	Supplemental Agreement, dated July 26, 2013, to the 2008 Overdraft Facility, dated March 30, 2011, by and between Piraeus Bank A.E., as Lender, and Aegean Bunkering Services, as Borrower(11)

4.52
Supplemental Agreement, dated June 20, 2013, to the 2008 Newbuilding Secured Term Loan, dated April 24, 2008, by and among Aegean Baltic Bank S.A. and HSH Nordbank AG, as Lenders, and Kassos Navigation S.A., Tilos Shipping (Pte.) Ltd., Symi Navigation S.A. and Halki Navigation S.A., as Borrowers(11)

4.53
Third Amendment, dated November 12, 2013, to the Trade Receivables Purchase Agreement, dated October 17, 2011, by and between Aegean Marine Petroleum S.A., as Seller, and Deutsche Bank AG, New York Branch, as Purchaser(11)

4.54	Purchase and Sale Agreement, by and between Aegean Marine Petroleum Network Inc., Aegean Bunkering (USA) LLC and Hess Corporation, dated November 12, 2013(11)

4.55	2014 Long Term Loan Agreement, dated March 21, 2014, by and between Aegean Barges NV and KBC Bank NV(11)

4.56	Amended and Restated 2014 Uncommitted Working Capital Facility, dated August 22, 2014, by and between Aegean Bunkering (USA) LLC and ABN AMRO Capital USA LLC

4.57
2013 Multicurrency Revolving Credit Facility, as amended and restated on September 18, 2014, by and among Aegean Marine Petroleum S.A., Aegean Petroleum International Inc., Aegean NWE N.V., ABN AMRO Bank N.V., BNP Paribas (Suisse) S.A., KBC Bank NV, Natixis, Cooperatieve Centrale Raiffeisen-Boerenleebank B.A., ING Belgium Brussels, Geneva Branch, Societe Generale, Belfius Bank N.V./S.A., National Bank of Greece S.A., Credit Suisse AG, Mashreqbank PSC, Emirates NBD PJSC, London Branch, and Arab Bank (Switzerland) Ltd.

4.58	2015 Equity Incentive Plan

8.1	List of Subsidiaries

11.1	Code of Ethics(4)

12.1	Rule 13a-14(a)/15d-14(a) Certification of Principal Executive Officer

12.2	Rule 13a-14(a)/15d-14(a) Certification of Principal Financial Officer

13.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350

13.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350

15.1	Consent of Independent Registered Accounting Firm

101
The following financial information from Aegean Marine Petroleum Network Inc.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2014, formatted in Extensible Business Reporting Language (XBRL):

(i) Consolidated Balance Sheets as of December 31, 2013 and 2014;
(ii) Consolidated Statements of Income for the years ended December 31, 2012, 2013 and 2014;
(iii) Consolidated Statements of Stockholders' Equity for the years ended December 31, 2012, 2013 and 2014;
(iv) Consolidated Statements of Cash Flows for the years ended December 31, 2012, 2013 and 2014; and
(v) Notes to Consolidated Financial Statements.

_____________
(1)	Filed as an exhibit to the Company's Registration Statement on Form F-1, Registration No. 333-129768 and incorporated by reference herein.
(2)	Filed as an exhibit to the Company's Current Report on Form 6-K furnished to the SEC on September 14, 2007 and incorporated by reference herein.
(3)	Filed as an exhibit to the Company's Registration Statement on Form F-1, Registration No. 333-146918 and incorporated by reference herein.
(4)	Filed as an exhibit to the Company's Annual Report on Form 20-F filed with the SEC on May 25, 2007 and incorporated by reference herein.
(5)	Filed as an exhibit to the Company's Annual Report on Form 20-F filed with the SEC on April 22, 2009 and incorporated by reference herein.
(6)	Filed as an exhibit to the Company's Annual Report on Form 20-F filed with the SEC on April 1, 2010 and incorporated by reference herein.
(7)	Filed as an exhibit to the Company's Annual Report on Form 20-F filed with the SEC on April 6, 2011 and incorporated by reference herein.
(8)	Filed as an exhibit to the Company's Registration Statement on Form 8-A filed with the SEC on August 14, 2009 and incorporated by reference herein.
(9)	Filed as an exhibit to the Company's Annual Report on Form 20-F filed with the SEC on April 13, 2012 and incorporated by reference herein.
(10)	Filed as an exhibit to the Company's Annual Report on Form 20-F filed with the SEC on April 26, 2013 and incorporated by reference herein.
(11)	Filed as an exhibit to the Company's Annual Report on Form 20-F filed with the SEC on April 25, 2014 and incorporated by reference herein.
(12)	Filed as an exhibit to the Company's Current Report on Form 6-K on October 24, 2013, and incorporated by reference herein.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AEGEAN MARINE PETROLEUM NETWORK INC.

	By:	/s/ E. Nikolas Tavlarios
Name: E. Nikolas Tavlarios Title: President
Date: May 15, 2015

AEGEAN MARINE PETROLEUM NETWORK INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Stockholders of Aegean Marine Petroleum Network, Inc.
Majuro, Republic of the Marshall Islands

We have audited the accompanying consolidated balance sheets of Aegean Marine Petroleum Network, Inc. and subsidiaries (the "Company") as of December 31, 2014 and 2013, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2014. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Aegean Marine Petroleum Network, Inc. and its subsidiaries as of December 31, 2014 and 2013, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 15, 2015 expressed an adverse opinion on the Company's internal control over financial reporting because of material weaknesses.

/s/ Deloitte Hadjipavlou Sofianos & Cambanis S.A.
Athens, Greece
May 15, 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Stockholders of Aegean Marine Petroleum Network, Inc.
Majuro, Republic of the Marshall Islands
We have audited the internal control over financial reporting of Aegean Marine Petroleum Network, Inc. and subsidiaries (the "Company") as of December 31, 2014, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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
A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses have been identified and included in management's assessment: The control over preparation and review of bank reconciliations did not operate effectively. There was also an absence of an effectively-designed control to identify and disclose transactions with new related parties. These material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the consolidated financial statements as of and for the year ended December 31, 2014 of the Company and this report does not affect our report on such financial statements.
In our opinion, because of the effect of the material weaknesses identified above on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2014 of the Company and our report dated May 15, 2015 expressed an unqualified opinion on those financial statements.

/s/ Deloitte Hadjipavlou Sofianos & Cambanis S.A.
Athens, Greece
May 15, 2015

AEGEAN MARINE PETROLEUM NETWORK INC.
CONSOLIDATED BALANCE SHEETS
 (Expressed in thousands of U.S. dollars – except for share and per share data)
	December 31,
	2013	2014
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$62,575	$129,551
Trade receivables, net of allowance for doubtful accounts of $2,622 and $5,851 as of December 31, 2013 and 2014, respectively (Note 2 and 4)	469,921	354,223
Due from related companies (Note 5)	14,654	18,662
Derivative asset (Note 16)	-	18,941
Inventories (Note 6)	303,297	156,990
Prepayments and other current assets (Note 7)	38,707	54,901
Deferred tax asset (Note 25)	1,044	754
Restricted cash (Note 2)	6,532	2,306
Total current assets	896,730	736,328

FIXED ASSETS:
Advances for vessels under construction and acquisitions (Note 8)	1,585	5,466
Advances for other fixed assets under construction (Note 9)	159,062	-
Vessels, cost (Note 10)	517,225	473,388
Vessels, accumulated depreciation (Note 10)	(95,696)	(92,196)
Vessels' net book value	421,529	381,192
Other fixed assets, net (Note 11)	22,909	253,768
Total fixed assets	605,085	640,426

OTHER NON-CURRENT ASSETS:
Deferred charges, net (Note 12)	27,478	27,874
Intangible assets (Note 3 and 13)	18,830	15,507
Goodwill (Note 3 and13)	66,031	66,031
Deferred tax asset (Note 25)	1,852	1,224
Other non-current assets	179	925
Total non-current assets	114,370	111,561

Total assets	1,616,185	1,488,315

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Short-term borrowings (Note 14)	331,590	318,978
Current portion of long-term debt (Note 15)	34,983	38,612
Trade payables to third-parties	231,235	115,634
Trade payables to related companies (Note 5)	10,508	3,422
Other payables to related companies (Note 5)	1,902	1,172
Derivative liability (Note 16)	839	-
Accrued and other current liabilities	41,220	55,917
Total current liabilities	652,277	533,735

NON-CURRENT LIABILITIES:
Long-term debt, net of current portion (Note 15)	416,744	383,290
Deferred tax liability (Note 25)	2,017	1,010
Derivative liability (Note 16)	470	592
Other non-current liabilities	931	2,272
Total non-current liabilities	420,162	387,164

COMMITMENTS AND CONTINGENCIES (Note 17)

STOCKHOLDERS' EQUITY:
Preferred stock, $0.01 par value; 25,000,000 shares authorized, none issued (Note 23)	-	-
Common stock, $0.01 par value; 100,000,000 shares authorized at December 31, 2013 and December 31, 2014; 49,243,659 and 50,242,992 shares issued and 47,272,020 and 48,271,353 shares outstanding at December 31, 2013 and December 31, 2014, respectively (Note 23)	492	502
Treasury stock, $0.01 par value; 1,971,639 shares, repurchased at December 31, 2013 and December 31, 2014 (Note 23)	(29,327)	(29,327)
Additional paid-in capital (Note 23)	363,160	371,924
Retained earnings	209,130	224,317
Total AMPNI stockholders' equity	543,455	567,416

Non-controlling interest	291	-
Total equity	543,746	567,416
Total liabilities and equity	$1,616,185	$1,488,315
The accompanying notes are an integral part of these consolidated financial statements.

AEGEAN MARINE PETROLEUM NETWORK INC.
CONSOLIDATED STATEMENTS OF INCOME
 (Expressed in thousands of U.S. dollars – except for share and per share data)

	For the Year Ended December 31,
	2012	2013	2014

Revenues
Revenues – third-parties (Note 18)	$7,207,813	$6,303,105	$6,625,244
Revenues – related companies (Note 5 and 18)	51,147	31,624	36,557
Total Revenues	7,258,960	6,334,729	6,661,801

Cost of Revenues
Cost of revenues – third-parties (Note 18)	6,496,327	5,621,408	5,971,819
Cost of revenues – related companies (Note 5 and 18)	459,984	427,329	352,888
Total Cost of Revenues	6,956,311	6,048,737	6,324,707

Gross Profit	302,649	285,992	337,094

OPERATING EXPENSES:
Selling and Distribution (Note 19)	210,236	201,597	220,830
General and Administrative (Note 20)	29,897	29,727	38,099
Amortization of intangible assets (Note 13)	1,505	1,603	3,323
Loss on sale of vessels, net (Note 10)	5,966	4,312	12,864
Vessel impairment charge (Note 10)	-	-	4,062
Total operating expenses	247,604	237,239	279,178

Operating income	55,045	48,753	57,916

OTHER INCOME/(EXPENSE):
Interest and finance costs (Notes 4, 8, 9,12, 14, 15 and 21)	(31,192)	(28,073)	(33,898)
Interest income	123	75	117
Gain on sale of subsidiary (Note 27)	-	4,174	-
Foreign exchange gains/ (losses), net	3,786	1,123	(6,032)
Other expense	(1,191)	-	-
Total other expenses, net	(28,474)	(22,701)	(39,813)
Income before provision for income taxes	26,571	26,052	18,103

Income taxes (Note 25)	(4,122)	978	(464)

Net income	22,449	27,030	17,639
Net income/(loss) attributed to non-controlling interest	2,372	(33)	49
Net income attributed to AMPNI shareholders	$20,077	$27,063	$17,590

Basic earnings per common share (Note 24)	$0.44	$0.58	$0.37
Diluted earnings per common share (Note 24)	$0.44	$0.58	$0.37

Weighted average number of common shares outstanding, basic (Note 24)	45,473,360	45,677,249	46,271,716
Weighted average number of common shares outstanding, diluted (Note 24)	45,473,360	45,677,249	46,271,716
The accompanying notes are an integral part of these consolidated financial statements.

AEGEAN MARINE PETROLEUM NETWORK INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
 (Expressed in thousands of U.S. dollars – except for share and per share data)

	Common Stock		Treasury Stock

	Number of Shares	Par Value	Number of Shares	Par Value		Additional Paid-in Capital	Retained Earnings	Non- Controlling Interest	Total

BALANCE, January 1, 2012	48,196,870	482	(1,967,639)	(20)	(29,288)	341,154	165,734	1,480	$479,542

- Net income	-	-	-	-	-	-	20,077	2,372	22,449
- Dividends declared and paid ($0.04 per share) (Note 23)	-	-	-	-	-	-	(1,860)	-	(1,860)
- Share-based compensation (Note 22)	356,168	4	-	-	-	4,402	-	-	4,406
- Repurchases of common stock (Note 23)	-	-	(4,000)	-	(19)	-	-	-	(19)

BALANCE, December 31, 2012	48,553,038	486	(1,971,639	(20)	(29,307)	345,556	183,951	3,852	504,518

- Net income	-	-	-	-	-	-	27,063	(33)	27,030
- Dividends declared and paid ($0.04 per share) (Note 23)	-	-	-	-	-	-	(1,884)	-	(1,884)
- Equity component of convertible notes (Note 15)	-		-	-	-	13,113	-	-	13,113
- Share-based compensation (Note 22)	690,621	6	-	-	-	4,491	-	-	4,497
- Sale of subsidiary (Note 27)	-	-	-	-	-	-	-	(3,528)	(3,528)

BALANCE, December 31, 2013	49,243,659	492	(1,971,639)	(20)	(29,307)	363,160	209,130	291	543,746

- Net income	-	-	-	-	-	-	17,590	49	17,639
- Dividends declared and paid ($0.05 per share) (Note 23)	-	-	-	-	-	-	(2,403)	-	(2,403)
- Share-based compensation (Note 22)	999,333	10	-	-	-	8,764	-	-	8,774
-Purchase of non- controlling interest in subsidiary	-	-	-	-	-	-	-	(340)	(340)

BALANCE, December 31, 2014	50,242,992	502	(1,971,639)	(20)	(29,307)	371,924	224,317	-	567,416

The accompanying notes are an integral part of these consolidated financial statements.

AEGEAN MARINE PETROLEUM NETWORK INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
 (Expressed in thousands of U.S. dollars)

	For the Year Ended December 31,
	2012	2013	2014
Cash flows from operating activities:
Net income	$22,449	$27,030	$17,639
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	22,102	20,467	21,325
Provision of/ (release of) doubtful accounts	2,919	(881)	3,229
Share-based compensation	4,406	4,497	8,774
Amortization	10,115	9,939	14,160
Provision for income taxes	428	(1,400)	(89)
Loss on sale of vessels, net	5,966	4,312	12,864
Loss from impairment of vessels	-	-	4,062
Gain on sale of subsidiary	-	(4,174)	-
Change in fair value of derivatives	1,469	674	(19,658)
Other non-cash charges	(39)	343	(870)
Decrease (increase) in:
Trade receivables	48,278	4,606	117,925
Due from related companies	880	594	(4,008)
Inventories	23,231	(25,081)	146,307
Prepayments and other current assets	(1,329)	(8,869)	(16,194)
(Decrease) increase in:
Trade payables	(8,642)	(1,076)	(122,687)
Other payables to related companies	(671)	442	(730)
Accrued and other current liabilities	(2,436)	17,552	9,866
Increase in other non-current assets	(1)	(20)	(746)
(Decrease)/ increase in other non-current liabilities	(45)	627	1,341
Payments for dry-docking	(5,561)	(8,999)	(10,304)
Net cash provided by operating activities	123,519	40,583	182,206

Cash flows from investing activities:
Advances for vessels under construction	(2,303)	(1,585)	(2,730)
Advances for vessel acquisitions	-	-	(7,786)
Advances for other fixed assets under construction	(62,366)	(62,675)	(61,405)
Proceeds from sale of subsidiary, net of cash surrendered	-	6,149	-
Business acquisitions	-	(127,390)	-
Net proceeds from sale of vessels	8,932	8,328	16,156
Net proceeds from sale of vessel to a related party	-	103	-
Purchase of other fixed assets	(844)	(5,136)	(7,955)
Decrease in restricted cash	-	385	4,226
Increase in restricted cash	(1,581)	-	-
Net cash used in investing activities	(58,162)	(181,821)	(59,494)

Cash flows from financing activities:
Proceeds from long-term debt	-	170,750	119,455
Repayment of long-term debt	(26,109)	(152,765)	(35,706)
Repayment of capital lease obligation	(1,267)	(1,181)	(395)
Net change in short-term borrowings	(27,482)	124,838	(127,612)
Repurchases of common stock	(19)	-	-
Financing costs paid	(390)	(11,067)	(3,279)
Dividends paid to non-controlling interest	-	(2,713)	(340)
Dividends paid	(1,860)	(1,884)	(2,403)
Net cash (used in)/ provided by financing activities	(57,127)	125,978	(50,280)

Effect of exchange rate changes on cash and cash equivalents	434	589	(5,456)

Net increase/ (decrease) in cash and cash equivalents	8,664	(14,671)	66,976
Cash and cash equivalents at beginning of year	68,582	77,246	62,575
Cash and cash equivalents at end of year	$77,246	$62,575	$129,551

SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid during the year for interest, net of capitalized interest:	$20,545	$15,779	$21,447
Cash paid during the year for income taxes:	$7,467	$737	$3,388
Non cash advances for other fixed assets under construction:	-	-	4,150
Non cash advances for vessels under construction:	$-	$-	$1,151

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

Material Subsidiaries as of December 31, 2014

(a)	Aegean Marine Petroleum S.A. ("AMP"), incorporated in the Republic of Liberia on January 4, 1995, is engaged in the commercial purchase and sale of marine petroleum products and is the principal operating entity of the Company.

(b)	Service Centers, which monitor and support the logistical aspects of each order in their respective geographical locations.

Company Name	Jurisdiction of Incorporation	Date of Incorporation
Aegean Marine Petroleum LLC (the "UAE Service Center")	United Arab Emirates	07/26/2000
Aegean Bunkering Gibraltar Ltd. (the "Gibraltar Service Center")	Gibraltar	08/07/1997
Aegean Bunkering Jamaica Ltd. (the "Jamaica Service Center")	Jamaica	11/25/2004
Aegean Bunkering (Singapore) Pte. Ltd. (the "Singapore Service Center")	Singapore	06/07/2005
Portland Bunkers International Ltd. (the "UK Service Center")	United Kingdom	12/13/1999
ICS Petroleum Ltd (the "Vancouver Service Center")	Canada	11/25/1985
ICS Petroleum (Montreal) Ltd (the "Montreal Service Center")	Canada	06/03/1986
Aegean Bunkering Trinidad Ltd. (the "Trinidad Service Center")	Trinidad & Tobago	02/20/2006
Aegean North West Europe NV ("ANWE", the "NW Europe Business Center")	Belgium	02/12/1986
Aegean Bunkering Combustibles Las Palmas S.A. (the "Canary Islands Service Center", the "Barcelona Service Center" and the "Algeciras Service Center")	Las Palmas	04/30/2010
Aegean Bunkering Morocco SARL AU (the "Tangier Service Center")	Morocco	05/28/2010
Aegean Bunkering (Panama) SA (the "Panama Service Center")	Panama	04/28/2005
Aegean Bunkering (USA) LLC (the "US East & West Coast Business Center")	USA	11/06/2013
Aegean Bunkering Germany BD&M GmbH	Germany	12/02/2014

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars -
Except share and per share data, unless otherwise stated)

1.	Basis of Presentation: (Continued)

The following companies are also the owners of the vessels presented in the table:

Company Name	Service/ Business center	Vessel Name	Year Built	Size (dwt)	Date Acquired
Aegean Bunkers at Sea NV	NW Europe	Sara	1990	7,389	10/09/2007
Aegean Barges NV	NW Europe	Colorado	2004	5,088	04/01/2010
Aegean North West Europe NV	NW Europe	Willem SR*	2006	3,180	04/01/2010
Aegean North West Europe NV	NW Europe	Tapuit	1971	2,500	04/01/2010
Blatoma NV	NW Europe	Texas	2003	4,165	04/01/2010
Seatra BVBA	NW Europe	Montana	2011	4,319	05/26/2011
Aegean North West Europe NV	NW Europe	Florida*	2011	1,533	11/15/2011
Aegean Barges NV	NW Europe	New Jersey	2006	4,100	03/25/2014

  *10% of ownership

(c)	Aegean Bunkering Services Inc. (the "Manager") was incorporated in the Marshall Islands on July 11, 2003 and provides all the vessel-owning companies listed below with a wide range of shipping services such as technical support and maintenance, insurance arrangement and handling, financial administration and accounting services.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars -
Except share and per share data, unless otherwise stated)

1.	Basis of Presentation: (Continued)

(d)	Vessel-owning companies with operating vessels:

		Vessel Details
Company Name	Date of Incorporation	Vessel Name	Year Built	Size (dwt)	Date Acquired
Sea Breezer Marine S.A. ("Sea Breezer")	04/02/2004	Aegean Princess	1991	7,030	05/25/2007
Milos Shipping Pte. Ltd. ("Milos")	11/23/2006	Milos	2007	4,626	06/29/2007
Serifos Shipping Pte. Ltd. ("Serifos")	11/23/2006	Serifos	2007	4,664	11/20/2007
Kithnos Maritime Inc. ("Kithnos")	01/28/2005	Kithnos	2007	4,626	11/30/2007
Mykonos I Maritime Ltd. ("Mykonos I")	01/28/2005	Mykonos	2008	4,626	06/25/2008
West Coast Fuel Transport ("WCF")	09/10/1990	PT25	1988	2,560	07/01/2008
Santorini I Maritime Ltd. ("Santorini I")	01/28/2005	Santorini	2008	4,629	09/26/2008
Eton Marine Ltd. ("Eton")	12/21/2005	Patmos	2008	6,262	11/18/2008
Paros Maritime Inc. ("Paros")	01/28/2005	Paros I	2008	4,629	11/25/2008
Kimolos Shipping Pte. Ltd. ("Kimolos")	01/28/2005	Kimolos	2008	4,664	03/04/2008
Syros I Maritime Inc. ("Syros I")	01/28/2005	Syros	2008	4,596	04/21/2008
AMP Maritime S.A.("Aegean Champion")	12/15/2008	Aegean Champion	1991	23,400	04/30/2009
Kerkyra Marine S.A.("Kerkyra")	09/26/2006	Kerkyra	2009	6,290	07/29/2009
Tasman Seaways Inc.("Kalymnos")	12/21/2005	Kalymnos	2009	6,283	02/20/2009
Paxoi Marine S.A.("Paxoi")	09/26/2006	Paxoi	2009	6,310	11/20/2009
Ithaki Marine S.A. ("Ithaki")	09/26/2006	Ithaki	2009	6,272	09/01/2009
Tempest Shiptrade Ltd. ("Naxos")	05/07/2014	Naxos	2009	4,626	01/07/2009
Cephallonia Marine S.A.	09/26/2006	Kefalonia	2009	6,272	10/15/2009
ICS Petroleum Ltd. ("ICS")	05/24/1985	PT22	2001	2,315	05/29/2009
Ios Marine Inc. ("Lefkas")	02/21/2007	Lefkas	2010	6,321	03/16/2010
Andros Marine Ltd. ("Andros")	02/21/2007	Andros	2010	4,605	02/05/2010
Zakynthos Marine S.A. ("Zakynthos")	09/27/2006	Zakynthos	2010	6,303	01/20/2010
Kythira Marine S.A. ("Kythira")	09/26/2006	Kythira	2010	6,314	04/30/2010
Dilos Marine Inc. ("Dilos")	02/21/2007	Dilos	2010	4,593	05/05/2010
Benmore Services S.A. ("Benmore")	12/21/2005	Nisyros	2010	6,312	06/01/2010
Santon Limited ("Santon")	01/10/2006	Leros	2010	6,311	09/03/2010
Kassos Navigation S.A. ("Kassos")	02/14/2008	Kassos	2010	6,256	10/29/2010
Tilos Shipping Pte Ltd. ("Tilos")	02/14/2011	Tilos	2011	6,263	03/28/2011
Sifnos Marine Inc. ("Anafi")	02/21/2007	Anafi	2011	4,584	04/06/2011
Halki Navigation S.A. ("Halki")	02/14/2008	Halki	2011	6,256	07/28/2011
Aegean VII Shipping Ltd.	09/07/2005	Sikinos	2011	4,595	08/11/2011
Symi Navigation S.A.	02/14/2008	Symi	2012	6,256	04/11/2012
Amorgos Maritime Inc. ("Amorgos")	01/28/2005	Amorgos	2007	4,627	12/21/2007

(e)	Aegean Management Services M.C. was incorporated in Piraeus on February 20, 2008 and provides all the vessel-maritime companies listed below with a wide range of shipping services such as technical support for ISM purposes, insurance arrangement and handling and accounting services.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars -
Except share and per share data, unless otherwise stated)

1.	Basis of Presentation: (Continued)

(f)	Vessel-maritime companies with operating vessels in Greece:

		Vessel Details
Company Name	Date of Incorporation	Vessel Name	Year Built	Size (dwt)	Date Acquired

Aegean Tiffany Maritime Company	01/23/2009	Aegean Tiffany	2004	2,747	07/07/2004
Aegean Breeze Maritime Company	01/23/2009	Aegean Breeze I	2004	2,747	07/07/2004
Aegean Rose Maritime Company	12/02/2002	Aegean Rose	1988	4,935	01/21/2003
Aegean Ship III Maritime Company	06/23/2008	Aegean III	1990	2,973	07/08/2008
Aegean Ship VIII Maritime Company	06/23/2008	Aegean VIII	1989	2,973	07/08/2008
Aegean Ace Maritime Company	01/26/2009	Aegean Ace	1992	1,615	03/23/2009
Aegean Maistros Maritime Company	11/21/2007	Aegean Orion	1991	550	09/07/2009
Aegean Gas Maritime Company	07/24/2001	Mediterranean	1982	19,894	02/28/2010
Sealand Navigation Inc.	04/27/2011	Karpathos	2010	6,247	07/12/2010
Ios Shipping Ltd.	11/14/2012	Ios I	2010	4,620	09/08/2010

(g)	Other companies with material assets and/or liabilities:

Company Name	Date of Incorporation	Country of Incorporation	Activity
Aegean Investments S.A. ("Aegean Investments")	11/05/2003	Marshall Islands	Holding company
Aegean Holdings S.A. ("Aegean Holdings")	02/26/2003	Marshall Islands	Holding company
Aegean Oil (USA), LLC ("Aegean USA")	04/07/2005	United States	Marketing office
Aegean Petroleum International Inc.	02/22/2008	Marshall Islands	Fuel commerce
AMPNI Holdings Co Limited ("AMPNI Holdings")	02/02/2009	Cyprus	Holding company
Aegean Caribbean Holdings Inc.	01/07/2009	Saint Lucia	Holding company
Caribbean Renewable Energy Sources Inc.	02/02/2007	British Virgin Islands	Asset owner
Aegean Oil Terminal Corporation	04/14/2008	Marshall Islands	Oil Terminal Facility owner and operator

As of December 31, 2014, Aegean's ownership interest in all the above subsidiaries amounted to 100%.

For the years ended December 31, 2012, 2013 and 2014, no customer individually accounted for more than 10% of the Company's total revenues.

2.	Significant Accounting Policies:

Principles of Consolidation: The consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles and include for each of the three years in the period ended December 31, 2014, the accounts and operating results of the Company. Intercompany balances and transactions have been eliminated in consolidation. The Company consolidates subsidiaries where it holds a controlling financial interest or it has an interest in a variable interest entity (VIE). The condition for a controlling financial interest is ownership of majority of the voting interest of over 50% of the outstanding voting shares or the power to direct the activities of the entity that most significantly affect the entity's economic performance and the obligation to absorb losses of the entity that could potentially be significant to the entity or the right to receive benefits from the entity that could potentially be significant to the entity. Noncontrolling interest in both equity and results of operations of subsidiaries are presented separately.

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

Trade Receivables, net: Management is responsible for approving credit to customers, setting and maintaining credit standards, and managing the overall quality of the credit portfolio. The Company performs ongoing credit evaluations of its customers based upon payment history and the assessments of customers' credit worthiness. The Company generally provides payment terms of approximately 30 days. The Company continuously monitors collections and payments from its customers and maintains a provision for estimated credit losses based upon its historical experience with its customers, current market conditions of its customers, and any specific customer collection issues. Accounts receivable are reduced by an allowance for amounts that may become uncollectible in the future. The Company had accounts receivable of $472,543, and $360,074 before allowances for doubtful accounts of $2,622 and $5,851 as of December 31, 2013 and 2014, respectively. Allowances for doubtful accounts are summarized as follows:

Allowances for doubtful accounts
Balance, December 31, 2012	$3,503
- Recoveries	(1,374)
- Additions	493
Balance, December 31, 2013	$2,622
- Recoveries	(599)
- Additions	3,828
Balance, December 31, 2014	$5,851

The Company transfers ownership of eligible trade account receivable to a third-party purchaser without recourse in exchange for cash. The factoring of trade accounts receivable under the agreement is accounted for as a sale. Proceeds from the transfer reflect the carrying amount of the trade account receivable less a discount. The trade account receivables sold pursuant to this factoring agreement are excluded from trade receivables in the consolidated balance sheets and the proceeds are reflected as cash provided by operating activities in the consolidated statements of cash flows. The Company continues to service, administer and collect the trade account receivables sold under this program. The Company does not record a servicing asset or liability on the consolidated balance sheets as the Company estimates the fee it receives is at fair value. Servicing fees received are recorded in the interest and finance costs in the accompanying consolidated statements of income.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars -
Except share and per share data, unless otherwise stated)

2.	Significant Accounting Policies: (Continued)

Insurance Claims: Insurance claims are recorded on the accrual basis once recovery is virtually certain under the related insurance policies and the Company can make an estimate of the amount to be reimbursed. Insurance claims represent the claimable expenses, net of deductibles, incurred through December 31 of each year, which are expected to be recovered from insurance companies.

Inventories: Inventories comprise marine fuel oil ("MFO"), marine gas oil ("MGO"), lubricants, stores and victuals which are stated at the lower of cost or market. Cost is determined by the first in, first out method. Inventory costs include expenditures directly incurred in bringing the inventory to its existing condition and location.

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

Other fixed assets, net: Depreciation is computed using the straight-line method over the estimated useful life of the assets, after considering any estimated salvage value.

Intangible Assets These assets are being amortized over their useful life.

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

Goodwill: Goodwill represents the excess of the purchase price over the net of the fair value of the identifiable tangible and intangible assets acquired and the fair value of liabilities assumed in business acquisitions. As required by the goodwill topic of the FASB Accounting Standard Codification (ASC) Topic 350, Intangibles Goodwill and Other, goodwill is not amortized, but tested as of December 31 of each year for impairment. The Company also evaluates goodwill for impairment at any time that events occur or circumstances change indicating a possible impairment. The Company tests for goodwill impairment using the two-step process. The first step of the goodwill impairment test, used to identify potential impairment, compares the fair value of a reporting unit with its carrying amount, including goodwill. The second step of the goodwill impairment test, used to measure the amount of impairment loss, compares the implied fair value of reporting unit goodwill with the carrying amount of that goodwill. Fair value of the reporting units is derived using discounted cash flow analysis.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars -
Except share and per share data, unless otherwise stated)

2.	Significant Accounting Policies: (Continued)

Impairment of Long-Lived Assets: Accounting guidance requires that long-lived assets and certain identifiable intangible assets held and used or to be disposed of by an entity, be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. In evaluating useful lives and carrying values of long-lived assets, the Company reviews certain indicators of potential impairment, such as vessel sale and purchase prices in the marketplace, business plans and overall market conditions. When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset and any future disposal is less than its carrying amount, the asset should be evaluated for an impairment loss. In developing estimates of future cash flows, the Company relied upon estimates made by management with regard to the Company's vessels and its other fixed assets, including future deliveries and storage throughput usage, operating expenses, and the estimated remaining useful lives of the vessels or other fixed assets. These assumptions are based on historical trends as well as future expectations and are consistent with the plans and forecasts used by management to conduct its business. The variability of these factors depends on a number of conditions, including uncertainty about future events and general economic conditions; therefore, the Company's accounting estimates might change from period to period. In the event that undiscounted projected net operating cash flows were less than carrying value, the Company would estimate the fair value of the related asset and record a charge to operations calculated by comparing the asset's carrying value to the estimated fair value. Measurement of the impairment loss is based on the fair value of the asset as determined by management considering third-party valuations and discounted future cash flows attributable to the vessel or asset group. The Company regularly reviews the carrying amount of its long-lived assets.

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

Convertible Senior Notes: In accordance with Accounting Standards Codification (ASC), Topic 470, Debt, for convertible debt instruments that contain cash settlement options upon conversion at the option of the issuer, the Company determines the carrying amount of the liability and equity component of its convertible notes by first determining the carrying amount of the liability component by measuring the fair value of a similar liability that does not have an associated equity component. The carrying amount of the equity component representing the embedded conversion option is determined by deducting the fair value of the liability component from the total proceeds. The resulting debt discount is amortized to interest cost using the effective interest method over the period the debt is expected to be outstanding as an additional non-cash interest expense. Transaction costs associated with the instrument are allocated pro-rata between the debt and equity components.

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

Repairs and Maintenance: All vessel repair and maintenance expenses, including drydocking costs (representing only non-scheduled repairs and maintenance work undertaken on a vessel's engine) and underwater inspections are expensed in the year incurred. Such costs are included in other operating expenses in the accompanying consolidated statements of income.

Income Taxes: The Company accounts for income taxes using the liability method, as required by the generally accepted accounting principles for income taxes reporting. Under this method, deferred income tax assets and liabilities are established for temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities at each period end corresponding to those jurisdictions subject to income taxes. Deferred tax assets and liabilities are recognized for all temporary items and an offsetting valuation allowance is recorded to the extent that it is not more likely than not that the asset will be realized. Deferred tax is measured based on tax rates and laws enacted at the balance sheet date in any jurisdiction.

Income tax regulations in the different countries in which the Company operates under which the Company's uncertain income tax positions are determined could be interpreted differently resulting in tax obligations differing from those currently presented. In this sense, the income tax returns of the Company's primary tax jurisdictions remain subject to examination by related tax authorities.

Earnings per Common Share: Basic earnings per common share are computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding during the year. Net income available to common stockholders is calculated as net income less that amount allocable to non-vested share-based payment awards that contain rights to receive non-forfeitable dividends or dividend equivalents and participate equally in undistributed earnings. Non-vested share-based payment awards have no contractual obligations to share in the losses of the entity and are therefore excluded from the calculation of loss per share. Diluted earnings per common share reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised. Dilution has been computed by the treasury stock method whereby all of the Company's dilutive securities are assumed to be exercised and the proceeds used to repurchase common shares at the weighted average market price of the Company's common stock during the relevant periods. The incremental shares (the difference between the number of shares assumed issued and the number of shares assumed purchased) are included in the denominator of the diluted earnings per share computation. Non-vested shares are included in the calculation of the diluted earnings per shares, based on the weighted average number of non-vested shares assumed to be outstanding during the period.

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

Financial Instruments: The carrying amounts of the current financial assets and current financial liabilities reported in the consolidated balance sheets approximate their respective fair values because of the short term nature of these financial instruments. Cash and cash equivalents and restricted cash are considered Level 1 items as they represent liquid assets with short-term maturities. The fair value of the revolving credit facilities is estimated based on current rates offered to the Company for similar debt of the same remaining maturities. The carrying value approximates the fair market value for the floating rate loans and revolving credit facilities due to their variable interest rate, being EURIBOR or LIBOR. LIBOR and EURIBOR rates are observable at commonly quoted intervals for the full terms of the loans and hence floating rate loans are considered Level 2 items in accordance with the fair value hierarchy. The Convertible Senior Notes have a fixed rate and their estimated fair values were determined through Level 2 inputs of the fair value hierarchy (quoted price in the over-the counter-market). The estimated fair value of the Convertible Senior Notes at December 31, 2013 and 2014, is approximately $91,317 and $100,792, respectively, compared to a carrying value net of finance charges of $70,825 and $73,522, respectively.

The Company enters into derivative contracts in order to mitigate the risk of market price fluctuations in fuel and the interest rate risk deriving from its loan agreements. The derivative instruments are classified according to the guidance of the Accounting Standards Codification (ASC) for derivative instruments and hedging activities. The Company currently does not apply hedge accounting to its derivative instruments.

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

Gains/Losses on sale of subsidiary: Gains or losses that result from a loss of a controlling financial interest in a subsidiary are recorded in earnings and are classified as non-operating gains and losses.

Assets Held for Sale: It is the Company's policy to dispose of vessels when suitable opportunities occur and not necessarily to keep them until the end of their useful life. The Company classifies vessels as being held for sale when the following criteria are met: (i) management possessing the necessary authority has committed to a plan to sell the vessels, (ii) the vessels are available for immediate sale in their present condition, (iii) an active program to find a buyer and other actions required to complete the plan to sell the vessels have been initiated, (iv) the sale of the vessels is probable, and transfer of the asset is expected to qualify for recognition as a completed sale within one year and (v) the vessels are being actively marketed for sale at a price that is reasonable in relation to their current fair value and actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. Vessels classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. These vessels are not depreciated once they meet the criteria to be classified as held for sale. Furthermore, in the period a vessel meets the held for sale criteria in accordance with ASC Topic 360, Property, Plant and Equipment,  a loss is recognized for any reduction of the vessel's carrying amount to its fair value less cost to sell.

Recent Accounting Pronouncements:

Interest—Imputation of Interest: To simplify the presentation of debt issuance costs, the amendments under Accounting Standard Update No. 2015-03, issued by the Financial Accounting Standards Board, require that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from that debt liability, consistent with the presentation of a debt discount. The amendments in this Update for public entities are effective for financial statements issued for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years and are expected to affect the Company's treatment of the Convertible Senior Notes issued subsequently according to ASC Topic 470, Debt.

Revenue from Contracts with Customers: In May 2014, the Financial Accounting Standards Board ("FASB"), issued Accounting Standards Update No. 2014-09, "Revenue from Contracts with Customers" ("ASU 2014-09"), which supersedes nearly all existing revenue recognition guidance under U.S. GAAP. The core principle is that a company should recognize revenue when promised goods or services are transferred to customers in an amount that reflects the consideration to which an entity expects to be entitled for those goods or services. ASU 2014-09 defines a five-step process to achieve this core principle and, in doing so, more judgment and estimates may be required within the revenue recognition process than are required under existing U.S. GAAP. The standard is effective for annual periods beginning after December 15, 2016, and interim periods therein, and shall be applied either retrospectively to each period presented or as a cumulative effect adjustment as of the date of adoption. The Company is evaluating the potential impact of this adoption on its consolidated financial statements.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars -
Except share and per share data, unless otherwise stated)

3.	Significant Acquisitions:

U.S. East Coast Business: On December 18, 2013, the Company, via its subsidiary Aegean Bunkering USA, acquired Hess 's U.S. East Coast operations (the "US East Coast Business"), for a total consideration of $30,000 plus the inventory acquired on closing which amounted to $97,390. The U.S. East Coast business includes physical supplies of marine fuel products to seagoing ships in ports and at sea. The bunkering operations supply the heavily trafficked ports of New York, Philadelphia, Baltimore, Norfolk and Charleston, and include approximately 250,000 cubic meters of leased tank storage. This transaction marks the Company's entry into supplying customers in the U.S. and increases its exposure to U.S. clients worldwide, including leading cruise lines.

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

The preparation of pro-forma information of the Company as though the acquisition had occurred at the beginning of the prior reporting year and of comparable information for the previous reporting year is impracticable due to different accounting principles and policies applied and due to the fact that Hess historically operated the U.S. East Coast business primarily as part of its integrated distribution network. Therefore, meaningful historical revenue information is not available.  As such, the Company has not presented pro forma earnings information for the year ended December 31, 2013.

The amounts of revenue and earnings of the U.S. East Coast Business since the acquisition date included in the consolidated income statements are as follows:

2013
Total revenues	$29,347
Net income	468
Earnings per share	$0.01

4.	Trade Accounts Receivables Factoring Agreement

In connection with the factoring agreement, renewed on November 13, 2014 and valid until November 14, 2015 the Company sold $572,662 and $473,815 of trade accounts receivable during the fiscal year 2013 and 2014, respectively. Servicing fees amounted to $1,563 and $1,298 and are included in the consolidated statements of income for the year ended December 31, 2013 and 2014, respectively (Note 21).

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars -
Except share and per share data, unless otherwise stated)

5.	Transactions with Related Parties:

The transactions with related parties presented in the accompanying consolidated financial statements for the year ended December 31, 2012 are analyzed as follows:

	Sales of Marine Petroleum Products- related companies*	Voyage Revenues*	Cost of Marine Petroleum Products- related companies*	Cost of voyage revenues
a) Aegean Oil	$-	542	455,476	$1,868
b) Aegean Shipping Management	7,133	-	-	-
c) General Maritime	30,628	-	-	-
e) Melco	4,631	-	2,640	-
f) Aegean V	-	8,141	-	-
h) Other	-	72	-	-
Total	$42,392	8,755	458,116	$1,868

*Included in the revenues from related parties in the accompanying consolidated statements of income.

The transactions with related parties presented in the accompanying consolidated financial statements as of and for the year ended December 31, 2013 are analyzed as follows:

	Due from related companies	Trade Payables to related companies	Other Payables to related companies	Sales of Marine Petroleum Products- related companies*	Voyage Revenues*	Cost of Marine Petroleum Products- related companies	Cost of voyage revenues
a) Aegean Oil	$2,012	10,264	1,587	-	-	414,653	$3,976
b) Aegean Shipping Management	9,133	-	-	7,818	-	2,042	-
c) General Maritime	452	-	-	6,258	-	-	-
e) Melco	-	244	6	7,667	-	6,658	-
f) Aegean V	2,210	-	-	-	8,756	-	-
h) Other	847	-	309	1,024	101	-	-
Total	$14,654	10,508	1,902	22,767	8,857	423,353	$3,976

*Included in the revenues from related parties in the accompanying consolidated statements of income.

The transactions with related parties presented in the accompanying consolidated financial statements as of and for the year ended December 31, 2014 are analyzed as follows:

	Due from related companies	Trade Payables to related companies	Other Payables to related companies	Sales of Marine Petroleum Products- related companies*	Voyage Revenues*	Other Revenues*	Cost of Marine Petroleum Products- related companies	Cost of voyage revenues	Selling and Distribu-tion
a) Aegean Oil	$1,867	3,016	102	-	-	-	342,666	1,362	$1,700
b) Aegean Shipping Management	13,344	-	-	7,653	-	41	1,430
c) General Maritime	141	-	299	7,190	-	-	1,542
d) Unique Tankers	419	-	-	9,858	-	-	-	-	-
e) Melco	-	406	8	3,709	-	-	5,888
f) Aegean V	750	-	-	-	1,809	-	-
g) Aegean VIII	1,448	-	-	-	3,352	-	-
h) Other	693	-	763	2,838	107	-	-
Total	$18,662	3,422	1,172	31,248	5,268	41	351,526	1,362	$1,700
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

On April 1, 2005, the Company renewed its contract with a ten-year Marine Fuel Supply Service Agreement with the Greek Subcontractor. This contract stipulates that the Company and the Greek Subcontractor must transact for a minimum quantity of marine fuel per month. Under the contract, the Greek Subcontractor undertakes to sell the marine petroleum products to the Company at an amount equal to the Greek Subcontractor's purchase cost of the marine petroleum products from selected Greek refineries, plus a margin. The margin is reviewed and renegotiated annually between the parties. Payments of the Greek Subcontractor's invoices are made within 30 calendar days from the date of receipt of the invoice. Penalties of 10% are imposed on late payments. If requested, the Company undertakes to provide security to the Greek Subcontractor by way of a standby letter of credit or other mutually acceptable guarantee in relation to any outstanding balance from time to time. The agreement terminates on March 31, 2015 unless any of the following situations occur prior to the termination date: (i) the Greek Subcontractor's petroleum trading license terminates or is revoked by the Greek authorities, (ii) upon the breach by any party in the performance of any of its obligations, as defined in the agreement, (iii) upon the liquidation or bankruptcy of any party. The Company has a unilateral right to terminate the agreement by serving 12 months written notice. During the years ended December 2012, 2013 and 2014, the Company purchased from the Greek Subcontractor marine petroleum products of $455,476, $414,653 and $342,666, respectively, all of which are included under related companies' cost of marine petroleum products sold in the accompanying consolidated statements of income.

Additionally, during the years ended December 31, 2012, 2013 and 2014 the Company purchased marine petroleum products of $1,868, $3,976 and $1,362, respectively that were consumed in connection with its voyage revenues and are included in the cost of revenues- related parties in the accompanying consolidated statements of income. During the year ended December 31, 2014, purchases of marine petroleum products of amount $1,700 were included in the selling and distribution expenses in the accompanying consolidated statements of income.

As of December 31, 2013 and 2014, the amounts due to the Greek Subcontractor were $10,264 and $3,016 respectively, and are included under trade payables to related companies in the accompanying consolidated balance sheets.

As at December 31, 2013 and 2014, the amounts due from the Greek Subcontractor were $2,012 and $1,867 respectively, and are included under due from related companies in the accompanying consolidated balance sheets.

Additionally, as of April 5, 2010, the Greek Subcontractor and the Company's subsidiary Aegean Gas, owner of the vessel Mediterranean signed an agreement so that the Greek Subcontractor could use the vessel as a storage facility at a rate of €35,000 per month. For the years ended December 31, 2012, 2013 and 2014, the Company's revenue under this contract was $542, $0 and $0, respectively and is presented under the revenues from related parties in the accompanying consolidated statement of income.

As at December 31, 2013 and 2014, the Company is also liable to the Greek Subcontractor for the amount of $1,587 and $102 deriving from the purchase of bunkers for own consumption and are included in the other payables to related parties in the accompanying consolidated balance sheets.

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

Aegean Shipping is a customer of the Company. It purchases marine fuel and lubricants, which it consumes during the voyages of its vessels. The Company's sales of marine fuel and lubricants to Aegean Shipping for the years ended December 31, 2012, 2013 and 2014, amounted to $7,133, $7,818 and $7,653, respectively, and are included under related companies' revenues in the accompanying consolidated statements of income.

The Company occasionally uses vessels of Aegean Shipping for transportation of its cargo.  It incurred hire charges from Aegean Shipping amounting to $0, $2,042 and $1,430 for the years ended December 31, 2012, 2013 and 2014, respectively, which is included under related companies' cost of marine petroleum products sold in the accompanying consolidated statements of income.

As at December 31, 2013 and 2014, the amounts due from Aegean Shipping were $9,133 and $13,344 respectively, and are included under due from related companies in the accompanying consolidated balance sheets.

(c)	General Maritime Corporation, renamed to Gener8 Maritime Inc ("General Maritime"):

Aegean's Chairman of the Board, Mr. Peter C. Georgiopoulos, also serves as Chairman, President and Chief Executive Officer of General Maritime which is a tanker company.

During the years ended December 31, 2012, 2013 and 2014, the Company's sales to General Maritime amounted to $30,628, $6,258 and $7,190, respectively, which are included under related companies' sales of marine petroleum products in the accompanying consolidated statements of income. The Company also uses vessels of General Maritime for transportation of its cargo and incurred hire charges from General Maritime amounting to $0, $0 and $1,542 for the years ended December 31, 2012, 2013 and 2014, respectively, which is included under related companies' cost of marine petroleum products sold in the accompanying consolidated statements of income.

As at December 31, 2013 and 2014, the amounts due from General Maritime were $452 and $141, respectively, which are included under due from related companies in the accompanying consolidated balance sheets.

(d)	Unique Tankers LLC ("Unique Tankers"):

Aegean's Chairman of the Board, Mr. Peter C. Georgiopoulos, is affiliated with Unique Tankers, a tanker pool which is a fully owned subsidiary of General Maritime.  During the years ended December 31, 2012, 2013 and 2014, the Company's sales to General Maritime amounted to $0, $0 and $9,858, respectively, which are included under related companies' sales of marine petroleum products in the accompanying consolidated statements of income. As at December 31, 2013 and 2014, the amounts due from Unique Tankers were $0 and $419, respectively, which are included under due from related companies in the accompanying consolidated balance sheets.

(e)	Melco S.A. ("Melco")

During the year ended December 31, 2012, the Company sold to and purchased from Melco, which is owned and controlled by relatives of Mr. Dimitris Melisanidis, marine petroleum products of $4,631 and $2,640, respectively, which is included under the related companies' sales and cost of marine petroleum products in the accompanying consolidated statements of income. During the year ended December 31, 2013, the Company sold to and purchased from Melco, marine petroleum products of $7,667 and $6,658, respectively. During the year ended December 31, 2014, the Company sold to and purchased from Melco, marine petroleum products of $3,709 and $5,888, respectively. As at December 31, 2013 and 2014, the Company had a liability to Melco of $244 and $406, respectively, included under the trade payables to related companies in the accompanying consolidated balance sheets.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars -
Except share and per share data, unless otherwise stated)

5.	Transactions with Related Parties: (Continued)

(f)	Aegean V ("Aegean V'')

In 2011, two vessel-owning subsidiaries of the Company entered into separate contracts with Aegean V, which is owned and controlled by relatives of Mr. Dimitris Melisanidis. According to these agreements the vessels Amorgos and Karpathos provide freight services to the related party and recognize revenue that is dependent on the distance and the volumes of the transportation. For the years ended December 31, 2012, 2013 and 2014 the Company's revenue under these contracts was $8,141, $8,756 and $1,809, respectively, and is presented under the revenues from related parties in the accompanying consolidated statements of income.

As at December 31, 2013 and 2014, the amount due from Aegean V was $2,210 and $750 respectively, and is included under due from related companies in the accompanying consolidated balance sheets.

(g)	Aegean VIII ("Aegean VIII'')

In 2014, three vessel-owning subsidiaries of the Company entered into separate contracts with Aegean VIII, which is owned and controlled by relatives of Mr. Dimitris Melisanidis. According to these agreements the vessels Amorgos, Karpathos and Naxos provided freight services to the related party and recognize revenue that is dependent on the distance and the volumes of the transportation. For the year ended December 31, 2014 the Company's revenue under these contracts was $3,352, and is presented under the revenues from related parties in the accompanying consolidated statements of income.

As at December 31, 2014, the amount due from Aegean V was $1,448, and is included in the accompanying consolidated balance sheets.

(h)	Other companies:

The amounts due from other companies affiliated with Aegean's Chairman of the Board, Mr. Peter C. Georgiopoulos, were $269 and $228 as of December 31, 2013 and 2014, respectively, and are included under due from related companies in the accompanying consolidated balance sheets.

The amounts due from other companies owned Mr. Dimitris Melisanidis or his relatives were $578 and $466 as of December 31, 2013 and 2014, respectively, and are included under due from related companies in the accompanying consolidated balance sheets.

The amounts due to other companies owned Mr. Dimitris Melisanidis or his relatives were $309 and $764 as of December 31, 2013 and 2014, respectively, and are included under other payables to related companies in the accompanying consolidated balance sheets.

Sales of marine petroleum products to other companies of Mr. Peter C. Georgiopoulos were $1,024 and $1,909 for the years ended December 31, 2013 and 2014, respectively, and are included under related companies' sales of marine petroleum products in the accompanying consolidated statements of income.

Voyage and other revenues from other companies owned Mr. Dimitris Melisanidis or his relatives were $72, $101 and $106 as of December 31, 2012, 2013 and 2014, respectively, and are included under related companies' revenues in the accompanying consolidated statements of income.

Under general and administrative expenses in the accompanying consolidated statements of income the Company includes office rentals paid to a related company owned by Mr. Dimitris Melisanidis under the head offices rental agreements of $671, $724 and $732 as of December 31, 2012, 2013 and 2014, respectively.

On December 23, 2013, the Company sold the vessel Vigo, to a related company owned by Mr. Dimitris Melisanidis. The loss on sale of this vessel of $206 is included under the loss on sale of vessels in the consolidated statements of income (Note 10).

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars -
Except share and per share data, unless otherwise stated)

6.	Inventories:

The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

	December 31,
	2013	2014
Held for sale:
Marine Fuel Oil	$270,066	$131,372
Marine Gas Oil	27,812	22,921
	297,878	154,293
Held for consumption:
Marine Fuel Oil	4,477	1,819
Lubricants	809	700
Stores	20	14
Victuals	113	164
	5,419	2,697
Total	$303,297	$156,990

7.	Prepayments and Other Current Assets:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	December 31,
	2013	2014
Taxes receivable	$5,637	$6,509
Receivables from storage facilities	3,938	1,662
Receivables from voyages	6,419	3,521
Prepayments to fuel suppliers	-	19,845
Other prepayments and current assets	22,713	23,364
Total	$38,707	$54,901

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

As of December 31, 2014, the account, advances for vessels under construction and acquisitions, is analyzed as follows:

			December 31, 2014
Vessel Name	Year of Expected Delivery	Contract Amount	Contract Payments	Capitalized Costs	Total
Zijishan B003	2015	$3,931	3,931	1,535	$5,466
Total		$3,931	3,931	1,535	$5,466

Interest on the advances paid by the Company in respect of these contracts is computed at the weighted average borrowing cost of the Company, for the duration of the construction period, and capitalized on advances for vessels under construction on the accompanying balance sheets.  Total interest capitalized for the years ended December 31, 2012, 2013 and 2014 was $58, $5 and $76 respectively (Note 21).

As of December 31, 2014, the Company had no remaining obligations under the construction contract.

During the years ended December 31, 2013 and 2014, the movement of the account, advances for vessels under construction and acquisitions, was as follows:

	Year Ended December 31,
	2013	2014
Balance at beginning of year	$-	$1,585
Advances for vessels under construction and related costs	1,585	2,350
Advances for second hand vessels	-	7,587
Other costs capitalized	-	1,730
Vessels delivered	-	(7,786)
Balance at end of year	$1,585	$5,466

9.	Advances for Other Fixed Assets under Construction:

Fujairah in-land storage facility: In July 2010, the Company assumed a 25-year terminal lease agreement, as a result of the transfer of all the shares of Aegean Oil Terminal Corporation from a related party. The agreement, signed by the Company's subsidiary, Aegean Oil Terminal Corporation, and the Municipality of Fujairah will be automatically renewed for an additional 25 years and was assumed to build an in-land storage facility in the United Arab Emirates. The Company has completed the construction of the facility in December 2014 and total construction cost was transferred to other fixed assets in the accompanying consolidated balance sheets. During the construction period, the Company has paid advances for construction of the in-land storage facility and other related costs amounting to $205,286 and capitalized financing costs amounting to $16,631.

Total interest cost capitalized for the years ended December 31, 2012, 2013 and 2014 was $2,356, $4,565 and $8,923 respectively.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars -
Except share and per share data, unless otherwise stated)

10.	Vessels:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Vessel Cost	Accumulated Depreciation	Net Book Value
Balance, December 31, 2012	$532,121	$(79,095)	$453,026
- Vessels sold	(14,896)	2,874	(12,022)
- Depreciation for the year	-	(19,475)	(19,475)
Balance, December 31, 2013	517,225	(95,696)	421,529
- Vessels acquired and delivered	7,786	-	7,786
- Vessels sold	(51,623)	21,662	(29,961)
- Depreciation for the year	-	(18,162)	(18,162)
Balance, December 31, 2014	$473,388	$(92,196)	$381,192

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

On March 10, 2014, the Company entered into a Memorandum of Agreement to sell the vessel Aegean Flower, a 6,523 dwt double hull bunkering tanker, to a third-party purchaser, and generated net proceeds of $2,000. The vessel was delivered to its new owners on April 1, 2014. As of March 31, 2014, the vessel Aegean Flower was classified as asset held for sale and was recorded at the lower of its carrying amount and fair value.  The fair value was determined on the basis of the agreed price to sell the vessel i.e. using observable inputs and therefore classified within level 2 of the fair value hierarchy. The resulting impairment loss of $4,062 is included under "Vessel impairment charge" in the accompanying consolidated statements of income.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars -
Except share and per share data, unless otherwise stated)

10.	Vessels: (Continued)

On March 25, 2014, the Company's subsidiary, Aegean Barges NV, took delivery of a Belgian-flagged 4,100 dwt (built in 2006) in-land waterway double hull bunkering tanker, the Elveba (renamed "New Jersey"), to deploy in the A.R.A. region. The vessel was purchased from a third-party purchaser for $7,587 (€5,500,000).

On March 28, 2014, the Company completed the sale of the vessel Aegean X to an unaffiliated third-party purchaser and generated net proceeds of $1,700. The gain on sale of $493 was calculated as the net sales price less the carrying value of the vessel of $460 and the carrying value of unamortized dry-docking costs of $747. This gain is included under the loss on sale of vessels in the accompanying consolidated statements of income.

On May 27, 2014, the Company entered into a Memorandum of Agreement to sell the vessel Aegean XI, an 11,050 dwt double hull bunkering tanker, to a third-party purchaser, and generated net proceeds of $2,400. The vessel was sold and delivered to its new owners on July 3, 2014. During the year 2014, the vessel Aegean XI was classified as asset held for sale and was recorded at its carrying value of $1,742 which was calculated as the carrying value of the vessel of $728 and the carrying value of unamortized dry-docking costs of $1,014. The gain on sale of $658 was calculated as the net sales price less the carrying value of the vessel and is included under the loss on sale of vessels in the accompanying consolidated statements of income.

On August 5, 2014, the Company completed the sale of the vessel Aegean XII, a 3,680 dwt double hull bunkering tanker, to an unaffiliated third-party purchaser and generated net proceeds of $900. The loss on sale of $4,963 was calculated as the net sales price less the carrying value of the vessel of $5,693 and the carrying value of unamortized dry-docking costs of $170. The loss is included under the loss on sale of vessels in the accompanying consolidated statements of income.

On August 15, 2014, the Company's subsidiary, ICS Petroleum Ltd, completed the sale of the vessel PT36, a 3,730 dwt single hull bunkering barge, to an unaffiliated third-party purchaser and generated net proceeds of $399 (CAD 450,000). The gain on sale of $230 was calculated as the net sales price less the carrying value of the vessel of $164 and its unamortized dry-docking cost of $5. The gain is included under the loss on sale of vessels in the accompanying consolidated statements of income.

On September 5, 2014, the Company completed the sale of the vessel Leader, an 83,890 dwt double hull floating storage facility, to an unaffiliated third-party purchaser and generated net proceeds of $7,298. The loss on sale of $9,695 was calculated as the net sales price less the carrying value of the vessel of $16,330 and the carrying value of unamortized dry-docking costs of $663. The loss is included under the loss on sale of vessels in the accompanying consolidated statements of income.

On November 7, 2014, the Company completed the sale of the vessel Aegean Daisy, a 4,935 dwt double hull bunkering tanker, to an unaffiliated third-party purchaser and generated net proceeds of $1,459. The gain on sale of $413 was calculated as the net sales price less the carrying value of the vessel of $676 and the carrying value of unamortized dry-docking costs of $370. The gain is included under the loss on sale of vessels in the accompanying consolidated statements of income.

During the fourth quarter of 2014, the Company completed the purchase and replacement of the main engine of its motor launch in Fujairah for an amount of $199. The new engine is expected to extend the useful life of the motor launch for 5 years.

Cost of vessels at December 31, 2013 and 2014, includes $50,456 and $46,777, respectively, of amounts not included in the contract price of the vessels but which were material expenses incurred upon acquisition and are capitalized in accordance with the accounting policy discussed in Note 2.

As of December 31, 2014, all of the Company's operational vessels except for the Mediterranean, Tapuit, Aegean Rose, Aegean Princess, Aegean Breeze I, Aegean Tiffany, PT25, PT22, Willem Sr, Florida, Aegean Orion and Colorado, having total carrying value of $352,817, were mortgaged under the Company's various debt agreements.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars -
Except share and per share data, unless otherwise stated)

11.	Other Fixed Assets:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Land	Buildings	Storage Facility	Other	Total
Cost, December 31, 2012	$9,036	$3,459	$-	$3,405	$15,900
- Additions	-	-	-	10,734	10,734
- Disposals	-	-	-	(943)	(943)
Cost, December 31, 2013	9,036	3,459	-	13,196	25,691
- Additions	-	-	226,067	7,955	234,022
- Disposals	-	-	-	(33)	(33)
Cost, December 31, 2014	9,036	3,459	226,067	21,118	259,680

Accumulated depreciation, December 31, 2012	-	450	-	2,058	2,508
- Depreciation expense	-	69	-	923	992
- Disposals	-	-	-	(718)	(718)
Accumulated depreciation, December 31, 2013	-	519	-	2,263	2,782
- Depreciation expense	-	83	415	2,665	3,163
- Disposals	-	-	-	(33)	(33)
Accumulated depreciation, December 31, 2014	-	602	415	4,895	5,912

Net book value, December 31, 2012	9,036	3,009	-	1,347	13,392
Net book value, December 31, 2013	9,036	2,940	-	10,933	22,909
Net book value, December 31, 2014	$9,036	$2,857	$225,652	$16,223	$253,768

During the fourth quarter of 2013 the Company transferred to the other fixed assets the advances for other fixed assets under construction incurred amounting to $5,598 on the Las Palmas terminal site related to additions and improvements on its storage facilities. Interest on the advances paid by the Company in respect to these additions is included in the capitalized amount and is computed at the weighted average borrowing cost of the Company. Total interest capitalized for the year ended December 2013 was $130 (Note 21). During the year ended December 31, 2014, the Company set up security systems on its storage facility on the Las Palmas terminal site totaling  $1,249.

During the years ended December 31, 2013 and 2014, the Company set up security equipment on its vessels totaling $4,634 and $4,760, respectively, which is being depreciated over in its estimated useful life of five years.

In December 2014 the Company transferred to the other fixed assets from advances for other fixed assets under construction the cost incurred of $226,067 relating to the Fujairah oil terminal site related to the construction of the storage facility (Note 9).

12.	Deferred Charges:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Drydocking	Financing Costs	Total
Balance, December 31, 2012	$15,864	$698	$16,562
- Additions	8,929	10,627	19,556
- Disposals	(722)	-	(722)
- Amortization for the year	(7,078)	(840)	(7,918)
Balance, December 31, 2013	16,993	10,485	27,478
- Additions	10,229	3,279	13,508
- Disposals	(3,121)	-	(3,121)
- Amortization for the year	(5,536)	(4,455)	(9,991)
Balance, December 31, 2014	$18,565	$9,309	$27,874

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

The goodwill presented in the accompanying consolidated balance sheets is analyzed as follows:

	Year Ended December 31,
	2013	2014
Balance at beginning of year	$37,946	$66,031
U.S. East Coast business acquisition	28,085	-
Balance at end of year	$66,031	$66,031

The Company calculated the fair value of the reporting unit using the discounted cash flow method, and determined that the fair value of the reporting unit exceeded its book value including the goodwill. The discounted cash flows calculation is subject to management judgment related to revenue growth, capacity utilization, the weighted average cost of capital (WACC), of approximately 8%, and the future price of marine fuel products. No impairment loss was recorded for any of the periods recorded.

Intangible assets: The Company also has identified finite-lived intangible assets associated with concession agreements acquired with the purchase of the Portland subsidiary, Las Palmas and Panama with remaining weighted-average amortization period of 15.1 years and a non-compete covenant acquired with the Aegean NWE Business with remaining amortization period of 1.8 years. The total remaining weighted-average amortization period of finite-lived intangible assets is 14.3 years as of December 31, 2014. The values recorded have been recognized at the date of the acquisition and are amortized on a straight line basis over their useful life.

In connection with the acquisition of the U.S. East Coast business, the Company acquired an agreement for the charter-in of a barging vessel, which expired on September 9, 2014. This contract included fixed day rate that was below day rate available as of the acquisition date. After determining the aggregate fair value of this contract as of the acquisition, the Company recorded the respective contract fair value on the consolidated balance sheet under Intangible assets.

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

		Below Market Acquired Time Charter	Concession Agreements	Non-compete covenant	Total

Cost	December 31, 2013	$1,915	$19,797	$3,365	$25,077
	December 31, 2014	1,915	19,797	3,365	25,077

Accumulated Amortization	December 31, 2013	(94)	(4,214)	(1,939)	(6,247)
	December 31, 2014	(1,915)	(5,199)	(2,456)	(9,570)

NBV	December 31, 2013	1,821	15,583	1,426	18,830
	December 31, 2014	-	14,598	909	15,507
	2015	-	988	517	1,505
	2016	-	988	392	1,380
Amortization Schedule	2017	-	988	-	988
	2018	-	988	-	988
	2019	-	988	-	988
	Thereafter	$-	$9,658	$-	$9,658

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars -
Except share and per share data, unless otherwise stated)

14.	Short-term Borrowings:

The amounts comprising short-term debt in the accompanying consolidated balance sheets are analyzed as follows:

Secured Short-term borrowings:	December 31, 2013	December 31, 2014
Loan Facility:
a) Revolving overdraft credit facility dated 5/06/2015	$7,993	$6,993
b) Trade credit facility dated 8/9/2013	20,853	-
c) Revolving credit facility dated 11/16/2012	65,120	-
d) Revolving credit facility dated 9/1/2013	28,467	-
e) Revolving credit facility dated 5/10/2013	109,871	-
f) Security agreement dated 8/22/2014	99,286	110,500
g) Borrowing base facility agreement dated 9/18/2014	-	201,485
Total short-term borrowings	$331,590	$318,978

The above dates show the later of the date of the facility, the date of the most recent renewal or the date the loan was assumed by the Company.

a)	On May 06, 2015, the Company extended its 2008 overdraft facility of $7.0 million through May 30, 2015 with a supplemental agreement.

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

b)	In July 2012, the Company renewed the uncommitted trade credit facility with an international commercial lender for an amount up to $220,000. The availability of any letters of credit, overdrafts or cash advances under the trade credit facility was subject to the lender's discretion. The facility is guaranteed by the Company and is collateralized by, among other things, the Company's assigned receivables and fuel oil and gas oil stored or to be stored in a storage facility acceptable to the lender and pledged in its favor. The facility bears interest at LIBOR plus 2.50%. The facility contains financial covenants requiring, among other things, that AMP's minimum total net equity is at least $80,000 and had minimum cash collateral of $5,000 at all times; the Company maintains its listing on the New York Stock Exchange; has total net equity not less than $250,000; and has a minimum current ratio of 1.15 with a minimum working capital of $50,000.

On August 9, 2013, the Company renewed the uncommitted secured and storage borrowing base facility changing the facility amount to $200,000 with a sub-limit of up to $100,000 for the financing of purchases of stored products. Existing financial covenants, apart from the minimum net equity that should not be less than $350,000, and interest rates apply. This facility was fully repaid with the drawdown of the borrowing base facility in January 2014.

c)	On April 20, 2011 the Company's subsidiary Aegean NWE renewed its overdraft facility with the Belgian bank for an amount up to $70,000 and on November 16, 2012 it signed an agreement that increased the credit line to $80,000. The facility was guaranteed by the Company and drawdowns on the facility were limited to a maximum of 90% of the accounts receivable accepted by the bank. The facility bore interest at LIBOR plus 2.00% for drawdowns and plus 2.50% on the overdrafts. This facility was fully repaid with the drawdown of the borrowing base facility in January 2014.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars -
Except share and per share data, unless otherwise stated)

14.	Short-term Borrowings: (Continued)

d)	On September 1, 2013, the Company's subsidiary Aegean NWE renewed with the Belgian bank its annually renewable overdraft facility for an amount up to $70,000 and €500,000. The facilities were collateralized by the Company and drawdowns on the facilities are limited to a maximum of 90% of the accounts receivable accepted by the banks and credit-insured, equally shared between the Belgian banks. The facility bore interest at LIBOR plus 2.50% for drawdowns and 2.00% for overdrafts. This facility was fully repaid with the drawdown of the borrowing base facility in January 2014.

e)	On June 21, 2011, the Company renewed its annually renewable uncommitted revolving credit facility with an international commercial lender for one year and increased the amount to up to $200,000. The availability of any letters of credit, overdrafts or cash advances under the revolving credit facility was subject to the lender's discretion. The facility was collateralized by, among other things, the assignment of and pledge of receivables and fuel oil and gas oil stored or to be stored in a storage facility acceptable to the lender.

On May 10, 2012, and 2013 the Company signed a third amendment renewing for a one-year term and until the drawdown of its Revolving Credit Facility. The renewed facility bore interest at LIBOR plus 2.4% and the financial covenants are that the Company should ensure at all times that working capital is not less than $75,000, the liable capital of the Company, which is defined as its capital, revenue reserves, minority interests and subordinated debt less its intangible assets and any loans to related companies, is not less than $375,000 and that its current ratio is not less than 1.10 until March 31, 2013. After that date, the current ratio shall not be less than 1.15.

This facility was fully repaid with the drawdown of the borrowing base facility in January 2014.

f)	On December 17, 2013, the Company's subsidiary, Aegean Bunkering U.S.A., which acquired the U.S. East Coast Business acquisition (Note 3) signed a loan agreement for an amount up to $150,000 with an international bank in order to fund the purchases of the inventories as defined in the purchase agreement. On August 22, 2014, the Company's subsidiary signed an amendment and renewed the facility with a syndicate of commercial lenders for an amount up to $250,000. The facility matures on August 21, 2015, bears interest at LIBOR plus 2.4% and the financial covenants require Aegean Bunkering U.S.A., as the Borrower, to maintain: tangible net worth not less than $25,000; net working capital not less than $25,000, leverage ratio no more than 9.0 to 1.0. The agreement also contains covenants that require the parent to maintain minimum consolidated tangible net worth of $410,000; consolidated net working capital not less than $125,000; consolidated current ratio no more than 1.15 to 1.0; consolidated interest coverage ratio no more than 1.9 to 1.0.

g)	On September 18, 2014, Aegean Marine Petroleum S.A., Aegean Petroleum International Inc. and Aegean NWE N.V., the Company's wholly-owned subsidiaries, renewed the $1 billion Secured Multicurrency Revolving Credit Facility with a syndicate of commercial lenders, which the Company and these subsidiaries have guaranteed. The facility is comprised of three tranches, consisting of Tranche A of $155,000 for a one year tenor, Tranche B of $115,000 for a two year tenor and Tranche C of $730,000 for an uncommitted tenor. Outstanding amounts under Tranche A and Tranche B bear interest at LIBOR, plus a margin of 2.1% and 2.5%, respectively, and outstanding amounts under Tranche C bear interest at a rate determined by the relevant lender that represents its cost of funds, plus a margin of 2.0%. The facility imposes certain operating and financial restrictions on the Group, which restrict its ability to incur debt, change its legal and beneficial ownership, merge or consolidate, acquire or incorporate companies and change its business activities. In addition, the facility contains financial covenants which require the Company to maintain (i) minimum consolidated net working capital of not less than $35,000 which will increase to $125 million following the quarter of the first utilization date, (ii) consolidated net tangible net worth of $410,000, (iii) a current ratio of at least 1.04 to-one which will increase to 1.15-to-one following the quarter of the first utilization date and (iv) an interest cover ratio of at least 1.9-to-one.

As at December 31, 2014, the Company was in compliance with all of its covenants contained in its credit facilities.

Interest: Total interest incurred on short-term borrowings for the years ended December 31, 2012, 2013 and 2014 amounted to $13,141, $14,045 and $13,340, respectively (Note 21) and is included in interest and finance costs, in the accompanying consolidated statements of income. During the years ended December 31, 2012, 2013 and 2014, the weighted average interest rate (including the margin) was 3.24%, 3.72%, and 2.99%, respectively.

Amounts available under Short-term Facilities: As of December 31, 2014, the Company had $722,747 available undrawn amount under its short-term loan agreements to finance working capital requirements and it recognized commitment fees of $453 for its undrawn amounts, included in interest and finance cost included in the consolidated statements of income, see Note 21.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars -
Except share and per share data, unless otherwise stated)

15.	Long-term Debt:

The amounts of the Company's long term indebtedness in the accompanying consolidated balance sheets are analyzed as follows:

		December 31,
		2013	2014
(a)	Serifos, Kithnos, Santorini, Paros, Naxos	$22,539	$20,140
(b)	Milos, Amorgos, Kimolos, Syros, Mykonos	17,020	14,220
(c)	Eton, Benmore and Ingram	19,019	17,531
(d)	Tasman and Santon	12,376	11,153
(e)	Kerkyra, Ithaki, Kefalonia, Paxoi, Zakynthos, Lefkas, Kythira	49,374	45,946
(f)	Andros, Dilos, Ios, Sifnos, Tinos	29,675	25,401
(g)	Kassos, Tilos, Halki, Symi	27,555	25,591
(h)	Aegean III, VIII	3,971	1,706
(i)	Blatoma	1,922	1,393
(j)	Verbeke Bunkering	275	-
(k)	Seatra	6,386	5,178
(l)	Overdraft facility under senior secured credit facility dated 03/21/2014	-	4,232
(m)	Corporate credit facility dated 03/11/2013	73,500	59,000
(n)	Senior convertible notes	73,115	75,411
(o)	Trade credit facility dated 9/18/2014	115,000	115,000
Total		451,727	421,902
Less: Current portion		(34,983)	(38,612)
Long-term portion		$416,744	$383,290

The above debt agreements, apart from the senior convertible notes, are secured by assets of the Company.

(a)	On August 30, 2005, the Company's subsidiaries, Serifos, Kithnos, Santorini, Paros and Naxos, as co-borrowers, jointly and severally entered into a syndicated secured term loan with an international bank for an amount of $35,500 to partially finance the construction costs of vessels Serifos, Kithnos, Santorini, Paros, Naxos, respectively (five tranches of $7,100 each).

The loan bears interest at LIBOR plus 1.55% from January 1, 2011. During the years ended December 31, 2012, 2013 and 2014, the weighted average interest rate (including the margin) was 2.01%, 1.83% and 1.78%, respectively, while at December 31, 2013  and 2014, the interest rate (including the margin) was 1.79%.

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

On December 19, 2006, this facility was refinanced by a term loan (with identical terms and conditions) with the same bank under the credit facility.

The loan bears interest at LIBOR plus 1.15% plus additional compliance costs. During the years ended December 31, 2012, 2013 and 2014, the weighted average interest rate (including the margin) was 1.40%, 1.36% and 1.33%, respectively, while at December 31, 2013 and 2014, the interest rate (including the margin) was 1.36% and 1.34%, respectively.

The loan agreement contains financial covenants requiring the Company to ensure that market value adjusted net worth shall not be less than $410,000; that minimum liquidity shall not be less than $30,000 held with the lender at the end of each month with average minimum daily free liquidity of $15,000; that the ratio of total liabilities to total assets shall not exceed 0.65-to-one, which was amended to 0.70-to-one, applied as of December 31, 2011. Under the agreement the Company is also required to maintain a minimum coverage ratio of 1.60-to-one and current ratio of at least the minimum of 1.05-to-one and the one set by the other lenders. After January 31, 2013 the minimum current ratio is 1.15-to-one.

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

The loan bears interest at LIBOR plus 1.30% from January 1, 2011. During the years ended December 31, 2012, 2013 and 2014, the weighted average interest rate (including the margin) was 1.76%, 1.58% and 1.54%, respectively, while at December 31, 2013 and 2014, the interest rate (including the margin) was 1.55% and 1.53%, respectively.

The loan agreement contains financial covenants requiring the Company, as guarantor, to ensure that book net worth shall not be less than $375,000; that the ratio of total liabilities to total assets shall not exceed 0.75-to-one; that the current ratio shall not be less than 1.15-to-one; that the liquidity ratio shall be higher than 0.50-to-one.On April 5, 2012, the Company agreed with its lenders to permanently increase the minimum book net worth required to be maintained under its corporate guarantee to $410,000 and reduce the minimum current ratio required to be maintained under its corporate guarantee to 1.05-to-one until March 30, 2013. After that date the current ratio should not be less than 1.15-to-one.

(d)	On October 27, 2006, the Company's subsidiaries, Tasman and Santon, as co-borrowers, jointly and severally entered into a collateralized term loan with a Greek bank for an amount of $17,600 to partially finance the construction costs of vessels Kalymnos and Leros (two tranches of $8,800 each).

The loan bears interest at LIBOR plus 1.15% on the principal amount repayable in quarterly installments (for each tranche: $6,160) and at LIBOR plus 1.25% on the principal amount repayable in a balloon payment (for each tranche: $2,640). During the years ended December 31, 2012, 2013 and 2014, the weighted average interest rate (including the margin) was 1.46%, 1.42% and 1.39%, respectively, while at December 31, 2013 and 2014, the interest rate (including the margin) was 1.36% and 1.43%, respectively.

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

The loan bears interest at LIBOR plus 1.15% before delivery of each vessel and at LIBOR plus 1.30% from January 1, 2011, amended with a supplemental agreement, after such vessel's delivery. During the years ended December 31, 2012, 2013 and 2014, the weighted average interest rate (including the margin) was 1.76%, 1.58% and 1.53%, respectively, while at December 31, 2013 and 2014, the interest rate (including the margin) was 1.54% and 1.53%, respectively.

The loan agreement contains financial covenants requiring the Company, as guarantor, to ensure that book net worth shall not be less than $375,000; that the ratio of total liabilities to total assets shall not exceed 0.75-to-one; that the current ratio shall not be less than 1.15-to-one and that the liquidity ratio shall be higher than 0.50-to-one.

On April 5, 2012, the Company agreed with its lenders to permanently increase the minimum book net worth required to be maintained under its corporate guarantee to $410,000 and reduce the minimum current ratio required to be maintained under its corporate guarantee to 1.05-to-one until March 30, 2013. After that date the current ratio should not be less than 1.15-to-one.

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

During the years ended December 31, 2012, 2013 and 2014, the weighted average interest rate (including the margin) was 1.94%, 1.72% and 1.67%, respectively, while at December 31, 2013 and 2014, the interest rate (including the margin) was 1.68% and 1.68%, respectively.

The loan agreement contains financial covenants requiring the Company, as guarantor, to ensure that market value adjusted net worth shall not be less than $410,000; that minimum liquidity shall not be less than $30,000 held with the lender at the end of each month with average minimum daily free liquidity of $15,000; that the ratio of total liabilities to total assets shall not exceed 0.65-to-one, which was amended to 0.70-to-one, applied as of December 31, 2011. Under the agreement the Company is also required to maintain a minimum coverage ratio of 1.6-to-one and current ratio of at least the minimum of 1.05-to-one and the one set by the other lenders. After January 31, 2013 the minimum current ratio became 1.15-to-one.

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

The loan bears interest at LIBOR plus 1.40% from January 1, 2011, amended with a supplemental agreement, and is collateralized by the first priority mortgage on the four vessels. During the years ended December 31, 2012, 2013 and 2014, the weighted average interest rate (including the margin) was 1.87%, 1.68% and 1.64%, respectively, while at December 31, 2013 and 2014, the interest rate (including the margin) was 1.65% and 1.63%, respectively.

The loan agreement contains financial covenants requiring the Company, as guarantor, to ensure that book net worth shall not be less than $375,000; that the ratio of total liabilities to total assets shall not exceed 0.75-to-one; that the current ratio shall not be less than 1.15-to-one and that the liquidity ratio shall be higher than 0.50-to-one.

On April 5, 2012, the Company agreed with its lenders to permanently increase the minimum book net worth required to be maintained under the facility to $410,000 and reduce the minimum current ratio required to be maintained under the loan agreement to 1.05-to-one until March 30, 2013. After that date the current ratio should not be less than 1.15-to-one.

(h)	On July 8, 2008, the Company entered into a collateralized term loan facility with a Greek bank for an amount of $15,000. The facility is collateralized by a first priority mortgage over the vessels, Aegean III and Aegean VIII and bore interest at LIBOR plus 1.25%.

On June 29, 2012 and thereafter on July 11, 2013, the company signed a supplemental agreement, to extend the quarterly repayments until January 8, 2016, amending the interest rate to LIBOR plus 5.25%.

During the years ended December 31, 2012, 2013 and 2014, the weighted average interest rate (including the margin) was 3.17%, 4.87% and 5.53%, respectively, while at December 31, 2013 and 2014, the interest rate (including the margin) was 5.57% and 5.54%, respectively.

The loan agreement contains financial covenants requiring the Company, as guarantor, to ensure that market value adjusted net worth shall not be less than $175,000; that minimum liquidity shall be not less than $25,000; that the ratio of total liabilities to total assets shall not exceed 0.65-to-one. On April 5, 2012, the Company agreed with its lenders to permanently amend the maximum consolidated leverage ratio required to be maintained under the loan agreement to 0.75-to-one.

(i)	On April 1, 2010, the Company, through the Aegean NWE business acquisition, assumed a loan agreement of an amount of €3,740,000 with a Belgian bank dated on March 22, 2004 to finance the construction of its vessel Texas. The loan bears interest at 4.36%.The loan was renewed on April, 01, 2009 and is renewable every five years.

(j)	On April 1, 2010, the Company, through the Aegean NWE business acquisition, assumed a loan agreement of an amount of €4,000,000 with a Belgian bank dated February 25, 2009. The facility bears interest of EURIBOR plus 2.5%. During the year ended December 31, 2012, 2013 and 2014 the weighted average interest rate (including the margin) was 3.89% , 3.83% and 3.84%, while at December 31, 2013, the interest rate (including the margin) was 2.72%. The facility was fully repaid during the year 2014.

(k)	On April 1, 2010, the Company assumed a loan agreement with an international bank that was entered into, on October 6, 2009, by its acquired entity Aegean NWE and a third-party. The purpose of this roll over credit facility for an amount of €5,680,000 is to finance the new building Montana and bears interest at EURIBOR plus 1.26%. The credit facility is repayable in quarterly installments of approximately €95,000.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars -
Except share and per share data, unless otherwise stated)

15.	Long-term Debt: (Continued)

(l)	On March 21, 2014, the Company's subsidiary, Aegean Barges NV signed a roll over loan agreement with a bank for the purpose of financing its new secondhand vessel New Jersey for an amount of $4,455 and bears interest at LIBOR plus 2.80%. The credit facility is repayable in forty quarterly installments. During the year ended December 31, 2014, the weighted average interest rate (including the margin) was 3.03%, while at December 31, 2014, the interest rate (including the margin) was 3.04%.

(m)	On March 11, 2013, the Company's subsidiary, Aegean Oil Terminal Corporation entered into a credit facility for an aggregate amount of $73,500 with an international commercial bank to finance the construction of its new oil terminal in Fujairah. The loan is repayable in quarterly installments beginning March 31, 2014 and bears interest at LIBOR plus a margin of 5.25%.

The agreement contains financial covenants that require the Company, as guarantor, maintain a consolidated net working capital not less than $50,000 until the end of the quarter of the first utilization date and $125,000 thereafter; consolidated tangible net worth not less than $410,000; current ratio not less than 1.05-to-one until the end of the quarter of the first utilization date and 1.15-to-one; consolidated total liabilities to total assets not more that 0.70-to-one; consolidated EBITDA to interest expense not less than 1.90-to one.

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

The holders may convert their Notes to common stock at any time on or after May 1, 2018, but prior to maturity. However, holders may also convert their Notes prior to May 1, 2018, under the following circumstances: (1) if the closing price of the common stock reaches and remains at or above 130% of the conversion price of $14.23 per share of common stock, or 70.2679 shares of common stock per $1,000 aggregate principal amount of Notes, in effect on that last trading day, for at least 20 trading days in the period of 30 consecutive trading days ending on the last trading day of the calendar quarter immediately preceding the calendar quarter in which the conversion occurs; (2) during the five consecutive trading-day period after any five consecutive trading-day period in which the trading price per $1,000 principal amount of the Notes for each day of that period was less than 98% of the closing price of the Company's common stock multiplied by then applicable conversion rate; or (3) if specified distributions to holders of the Company's common stock are made or specified corporate events occur.

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

The total interest expense related to the Notes in the Company's consolidated financial statements statement of income for the years ended December 31, 2013 and 2014 amounted to $1,143 and $6,148, respectively, of which $419 and $2,297 are non-cash amortization of the discount on the liability component and of the transaction costs allocated to the liability component, $652 and $3,450 are the contractual interest payable semi-annually at a coupon rate of 4% per year.

(o)	On September 18, 2014, Aegean Marine Petroleum S.A., Aegean Petroleum International Inc. and Aegean NWE N.V., the Company's wholly-owned subsidiaries, renewed its $1 billion Secured Multicurrency Revolving Credit Facility with a syndicate of commercial lenders as described above. The facility is comprised of three tranches, consisting of Tranche A of $155,000 for a one year tenor, Tranche B of $115,000 for a two year tenor and Tranche C of $730,000 for an uncommitted tenor. Tranche B, classified in the long-term debt, bears interest at LIBOR, plus a margin of 2.1% and 2.5%, respectively, and outstanding amounts under Tranche C bear interest at a rate determined by the relevant lender that represents its cost of funds, plus a margin of 2.0%.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars -
Except share and per share data, unless otherwise stated)

15.	Long-term Debt: (Continued)

As at December 31, 2014, the Company was in compliance with all of its financial covenants contained in its credit facilities.

As of December 31, 2014, the outstanding vessel-financing loans are generally collateralized as follows:

First priority assignment of the shipbuilding contracts and first priority mortgages over the vessels (when completed);

Assignments of insurance and earnings of the mortgaged vessels (when completed);

An undertaking from the vessels' manager.

The vessel-financing loan agreements contain ship finance covenants including restrictions as to changes in management and ownership of the vessels, additional indebtedness and mortgaging of vessels without the bank's prior consent as well as minimum requirements regarding the ratio of the market value of the relevant vessel to the outstanding loan amount and the ratio of the insured amount of the relevant vessel to the outstanding loan amount. In addition, the borrowing companies and/or their managers must maintain working capital accounts with the lending banks, as defined in the loan agreements. Furthermore, the vessel-owning subsidiary companies are not permitted to pay any dividends without the lenders' prior consent. As of December 31, 2014, most of the Company's vessels, having a total carrying value of $338,189, have been provided as collateral to secure the long-term debt discussed above.

Total interest incurred on long-term debt for the years ended December 31, 2012, 2013 and 2014 amounted to $8,933, $7,264 and $14,924, respectively, (Note 21) and is included in interest and finance costs in the accompanying consolidated statements of income. Accrued interest expense on long-term debt as of December 31, 2013 and 2014 amounted to $1,086 and $1,604, respectively, and is included in accrued and other current liabilities in the accompanying consolidated balance sheets.

As of December 31, 2014, the Company had $912,415 in available liquidity, which includes unrestricted cash and cash equivalents of $129,551 and available undrawn amounts under the Company's working capital facilities of $782,864, to finance working capital requirements.

The annual principal payments required to be made after December 31, 2014, are as follows:

Amount
2015	$38,612
2016	153,688
2017	44,187
2018	112,151
2019	55,939
Thereafter	28,164
Total principal payments	432,741
Less: Unamortized portion of notes' discount	(10,839)
Total long-term debt	$421,902

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars -
Except share and per share data, unless otherwise stated)

16.	Derivatives and fair value measurements:

The Company uses derivatives in accordance with its overall risk management strategy. The changes in the fair value of these derivatives are recognized immediately through earnings. For additional information on its derivatives accounting policy, see Note 2.

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

As of December 31, 2013 and 2014, the Company was committed to the following 15 year interest rate swap arrangement with a call option for the bank to terminate it after 5 years duration, on March 31, 2016:

	Interest Rate Index	Principal Amount	As of December 31, 2013 Fair Value/ Carrying Amount of Liability	Weighted-average remaining term	Fixed Interest Rate
U.S. Dollar-denominated Interest Rate Swap	Euribor	$6,386	$470	12.25	2.35%

	Interest Rate Index	Principal Amount	As of December 31, 2014 Fair Value/ Carrying Amount of Liability	Weighted-average remaining term	Fixed Interest Rate
U.S. Dollar-denominated Interest Rate Swap	Euribor	$5,178	$592	11.25	2.35%

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

The Company uses fuel pricing contracts to hedge exposure to changes in the net cost of marine fuel purchases. The Company has the right of offset with the counterparty of the fuel pricing contracts, and settles outstanding balances on a monthly basis. Therefore, these amounts are presented on a net basis in the consolidated balance sheets (on a gross basis: an asset of $61 and a liability of $900 as of December 31, 2013 and an asset of $43,499 and a liability of $24,558 as of December 31, 2014).

The following table presents information about its derivative instruments measured at fair value and their locations on the consolidated balance sheets:

		As of December 31,
Assets/(Liabilities)	Balance Sheet Location	2013	2014

Fuel pricing contracts	Derivative (liability)/ asset, current	$(839)	$18,941
Interest rate swaps	Derivative liability, non-current	(470)	(592)
Total, net		$(1,309)	$18,349

The following table presents the effect and financial statement location of its derivative instruments on its consolidated statements of income for the years ended December 31, 2012, 2013 and 2014:

Statements of Income		For the year ended December 31,
Income/ (loss)	Location	2012	2013	2014

Fuel pricing contracts	Cost of revenue – third-parties	$(10,596)	(2,693)	$50,472
Interest rate contracts	Interest and finance costs	(331)	20	(250)
Total		$(10,927)	(2,673)	$50,222

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars -
Except share and per share data, unless otherwise stated)

16.	Derivatives and fair value measurements: (Continued)

The following table sets forth by level its assets/ liabilities that are measured at fair value on a recurring basis. As required by the fair value guidance, assets/ liabilities are categorized in their entirety based on the lowest level of input that is significant to the fair value measurement.

		Fair value measurements at December 31, 2013
Assets/ (Liabilities)	Total	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Interest Rate Swap	$(470)	-	(470)	$-
Fuel pricing contracts	(839)	-	(839)	-

Total	$(1,309)	-	(1,309)	$-

		Fair value measurements at December 31, 2014
Assets/ (Liabilities)	Total	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Interest rate swap	$(592)	-	(592)	$-
Fuel pricing contracts	18,941	-	18,941	-

Total	$18,349	-	18,349	$-

The fair value of the interest rate swaps is determined using the discounted cash flow method based on market-based Euribor rates swap yield curves, taking into account current interest rates. Valuation models require a variety of inputs, including contractual terms, market prices, yield curves, credit spreads, measures of volatility, and correlations of such inputs.

The Company uses observable inputs to calculate the mark-to-market valuation of the fuel pricing derivatives. Fuel pricing contracts are valued using quoted market prices of the underlying commodity. During the years ended December 31, 2013 and 2014, the Company entered into fuel pricing contracts for 2,067,740 metric tons and 7,784,141 metric tons, respectively.

The Company's derivatives trade in over-the-counter markets, and as such, model inputs are generally observable and do not require significant management judgment. Such instruments are classified within Level 2 of the fair value hierarchy.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars -
Except share and per share data, unless otherwise stated)

17.	Commitments and Contingencies:

a)	Long-term Supply Contracts: On December 3, 2004, the Company signed an eight-year Fuel Purchase Agreement with a government refinery in Jamaica for the supply of mainly MFO and MGO at a price equal to average PLATTS prices plus a margin. The contract stipulates that the Company and refinery are not required to transact for more than a maximum quantity of marine fuel per month; however, by mutual agreement, the maximum quantity per month may be revised upwards. Invoices become due thirty calendar days from the date of delivery. Interest on overdue payments accrues at a rate equal to the local overdraft rate in Jamaica. On December 30, 2009, an addendum between the two parties was signed, which extends the original agreement until December 31, 2014, which was renewed until December 31, 2015. On April 1, 2005, the Company signed a ten-year Marine Fuel Supply Service Agreement with the Greek Subcontractor (refer to Note 5).

(b)	Lease Commitments: The Company leases certain property under operating leases, which require the Company to pay maintenance, insurance and other expenses in addition to annual rentals. The minimum annual payments under all noncancelable operating leases at December 31, 2014 are as follows:

2015	$40,884
2016	30,314
2017	30,237
2018	28,333
2019	16,456
Thereafter	186,903
Total minimum annual payments under all noncancelable operating leases	$333,127

Rent expense under operating leases was $7,375, $19,427 and $34,715 for the years ended December 31, 2012, 2013 and 2014, respectively.

(c)	Standby Letters Of Credit: In the normal course of business, for certain suppliers, under certain long-term supply contracts, or under certain long-term construction contracts, the Company is required to post standby letters of credit in order to secure lines of credit. As of December 31, 2014, the total outstanding standby letters of credit amounted to $100,275. The Company has not defaulted on payment of any of its accounts payable so as to cause any of the issuers of the standby letters of credit to settle the Company's accounts payable on the Company's behalf. All the standby letters of credit expire during 2015. The Company expects to extend the validity date of these instruments throughout the duration of the Company's contractual or operating relationships with the respective suppliers.

(d)	Letters of Guarantee: Under the Singapore law, the Company is required to issue letters of guarantee for payroll taxes of crew members during their employment. The guarantee extends for the duration of the employment and the Company is required to pay only if the crew member does not meet individual tax obligations. The Company currently does not believe it will be required to make a payment under these guarantees and accordingly has not recorded any liability. The maximum amount the Company could be required to pay as of December 31, 2013 and 2014 is $463 (or SIN$365,000) and $251 (or SIN$332,000), respectively, and is maintained in fixed deposits and presented in the prepayments and other current assets in the accompanying consolidated balance sheets. The Company is also required to issue letters of guarantee in the U.A.E. for the port authorities and for the employees' passports and permits. The maximum amount the Company could be required to pay as of December 31, 2013 and 2014 is $158 (or AED580,000) and $44 (or AED160,000), respectively, and is maintained in fixed deposits and presented in the prepayments and other current assets in the accompanying consolidated balance sheets. Furthermore, the Company has issued letters of guarantee for transporting cargo on behalf of its time-charter parties for amounts of $742 (€540,000) and $73 (€60,000) as of December 31, 2013 and 2014, respectively, and are maintained in fixed deposits and presented in the prepayments and other current assets in the accompanying consolidated balance sheets.

(e)	Environmental and Other Liabilities: The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the Company's exposure. Currently, management is not aware of any such claims or contingent liabilities for which a provision should be established in the accompanying consolidated financial statements. The Company's Protection and Indemnity ("P&I") insurance policies cover third-party liability and other expenses related to injury or death of crew, passengers and other third-parties, loss or damage of cargo, claims arising from collisions with other vessels, damage to other third-party property, and pollution arising from oil or other substances. The Company's coverage under the P&I insurance policies, except for pollution, are unlimited. Coverage for pollution is $1,000,000 per vessel per incident.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars -
Except share and per share data, unless otherwise stated)

17.	Commitments and Contingencies: (Continued)

(f)	Legal Matters

In November 2005, an unrelated party filed a declaratory action against one of the Company's subsidiaries before the First Instance Court of Piraeus, Greece. The plaintiff asserted that he was instrumental in the negotiation of the Company's eight-year Fuel Purchase Agreement with a government refinery in Jamaica and sought a judicial affirmation of his alleged contractual right to receive a commission of $0.01 per metric ton of marine fuel over the term of the contract. In December 2008, the First Instance Court of Piraeus dismissed the plaintiff's action as vague and inadmissible, however the Company appealed that decision on the grounds that there was no contract between the Company and the plaintiff and that the court lacked jurisdiction. While the action was pending in Greece, the plaintiff commenced a new action involving the same cause of action before the Commercial Court of Paris, France, which dismissed that action in June 2009. The plaintiff's appeal of the dismissal was denied by the Paris Court of Appeal in February 2010. In January 2012, the plaintiff commenced a new action relating to the same allegations before the Commercial Court of Paris, which was dismissed on June 27, 2012 in favor of the competence and jurisdiction of the Greek courts. In July 2012, the plaintiff filed a "contredit," an appeal procedure under French law. In November 2013, the Court held that there is no matter pending in Greece that would allow the French courts to decline jurisdiction to the benefit of the Greek proceedings. As a result, the case is to return to the Commercial Court of Paris which should have to examine the admissibility of Mr. Varouxis' claim in France with the relevant pleadings procedurally scheduled to be filed by the parties on May 21, 2015. The Company believes that this matter fails for lack of jurisdiction and is unwarranted and lacking in merit. The Company believes that the outcome of this lawsuit will not have a material effect on its operations and financial position.

In May 2013, on the order of STX Corporation ("STX Corp."), the Company supplied bunkers to the vessel UNICO SIENNA in the Port of Singapore. The invoice for those bunkers totaled approximately $323. STX Corp. has filed for reorganization in Korea and for protection under Chapter 15 of the U.S. Bankruptcy Code. The Company believes that has a maritime lien against this vessel, and has arrested the UNICO SIENNA in Panama to enforce its maritime lien against it. The Company intends to exercise its remedies for recovery of the unpaid amounts and believes that it will recover the full amount due.  The hearing on the merits of the case is scheduled to take place on June 2, 2015 before the Maritime Court of Panama.

On December 18, 2014, the Company and Aegean Bunkering (USA) LLC, or the Aegean Parties, filed a one-count complaint for breach of contract against Hess Corporation, or Hess, in New York Supreme Court, New York County (653887/2014). In the complaint, the Aegean Parties allege that Hess breached certain express representations and warranties in representing its financial condition in an agreement pursuant to which Hess sold its bunker oil business to Aegean Bunkering (USA) LLC. The Aegean Parties claim approximately $28 million in compensatory damages, exclusive of interest and costs. On February 9, 2015, Hess filed an answer to the complaint. The Company is not in a position to comment further on this matter at this time.

The Company has supplied bunkers through agreements with various entities of the O.W. Bunker Group, which filed for bankruptcy in November 2014. The Company issued notice to members of the O.W. Bunker Group for the request of payment for the value of the bunkers supplied. The Company's exposure for these supplies amounts to $5,474, of which $3,280 was recorded as a provision for doubtful accounts in the statement of income for the year ended December 31, 2014.  The Company believes that the respective members of the O.W. Bunker Group were never the rightful owners of the bunkers and is currently trying to work out escrow or other practical solutions with the end users.  Following arrest proceedings which the Company initiated against the M/V AMAZON in the Bahamas, it received a letter of undertaking issued by the North of England P&I Club in the sum of $1,150 as security for our claim plus interest and costs.  The Company expects to recover the amount of at least $2,298.

Following the completion of the construction of the Company's new terminal facility in Fujairah, United Arab Emirates, the Company and its contractor are discussing the closure in full settlement of remaining issues related to the provision of a Performance Security to remedy any defect or damage in the works due to design or faulty materials, payment of retention money to the contractor and compensation for delay in the completion of the works.  As of December 31, 2014, the Company had contractual obligations for an amount of $8,300 and it expects to pay approximately 50% to 60% of the amount to the contractor through the execution of a relevant agreement between the parties.

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
18.	Revenues and Cost of Revenues:

The amounts in the accompanying consolidated statements of income are analyzed as follows:

	For the Year Ended December 31,
	2012	2013	2014

Sales of marine petroleum products	$7,208,440	6,282,466	$6,590,998
Voyage revenues	22,726	25,049	30,410
Other revenues	27,794	27,214	40,393
Total Revenues	7,258,960	6,334,729	6,661,801

Cost of marine petroleum products	6,939,636	6,025,742	6,286,453
Cost of voyage revenues	15,136	16,202	14,729
Cost of other revenues	1,539	6,793	23,525
Total Cost of Revenues	$6,956,311	6,048,737	$6,324,707

Included in the cost of revenues is depreciation of $2,622, $2,024 and $2,424 for the years ended December 31, 2012, 2013 and 2014, respectively.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars -
Except share and per share data, unless otherwise stated)

19.	Selling and Distribution:

The amounts in the accompanying consolidated statements of income are analyzed as follows:

	Year Ended December 31,
	2012	2013	2014

Salaries	$65,584	62,174	$57,550
Depreciation	18,896	17,762	16,174
Vessel hire charges	16,535	13,918	30,033
Amortization of dry-docking costs	7,046	6,483	5,174
Vessel operating expenses	39,176	44,195	33,447
Bunkers consumption	35,788	30,805	26,464
Storage costs	6,859	13,209	31,686
Broker commissions	5,032	3,833	4,584
Provision/ (release of) for doubtful accounts	2,919	(881)	3,229
Other	12,401	10,099	12,489
Selling and Distribution expenses	$210,236	201,597	$220,830

20.	General and Administrative:

The amounts in the accompanying consolidated statements of income are analyzed as follows:

	Year Ended December 31,
	2012	2013	2014

Salaries	$13,401	13,112	$17,616
Depreciation	580	681	2,312
Office Expenses	15,916	15,934	18,171
General and Administrative expenses	$29,897	29,727	$38,099

21.	Interest and Finance Costs:

The amounts in the accompanying consolidated statements of income are analyzed as follows:

	Year Ended December 31,
	2012	2013	2014
Interest incurred on long-term debt (Note 15)	$8,933	7,264	$14,924
Interest incurred on short-term borrowings (Note 14)	13,141	14,045	13,340
Servicing fees on factoring (Note 4)	1,738	1,563	1,298
Amortization of financing fees (Note 12)	1,037	840	4,455
Amortization of convertible notes discount (Note 15)	-	419	2,297
Bank commissions, commitment fees and other charges	8,582	8,559	6,582
Interest on lease payments (Note 22)	175	83	6
Capitalized interest (Note 8,9 and 11)	(2,414)	(4,700)	(9,004)
Total	$31,192	28,073	$33,898

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars -
Except share and per share data, unless otherwise stated)

22.	Equity Incentive Plan:

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

All grants of nonvested stock issued under the 2006 Plan are subject to accelerated vesting upon certain circumstances set forth in the 2006 Plan.

The following table summarizes the status of the Company's non-vested shares outstanding for the years ended December 31, 2013 and 2014:

	Nonvested Stock	Weighted Average Grant Date Market Price
At December 31, 2012	995,152	$10.44
Granted	695,000	6.40
Vested	(116,671)	12.34
Forfeited	(4,379)	7.31
At December 31, 2013	1,569,102	8.52
Granted	1,069,500	9.97
Vested	(718,769)	10.94
Forfeited	(70,084)	7.25
At December 31, 2014	1,849,749	$8.51

The total fair value of shares at vesting date during the years ended December 31, 2012, 2013 and 2014 were $983, $853 and $7,462, respectively based on the closing share price at each vesting date.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars -
Except share and per share data, unless otherwise stated)

22.	Equity Incentive Plan: (Continued)

Total compensation cost of $4,406, $4,497 and $8,774 was recognized and included under general and administrative expenses in the accompanying consolidated statements of income for the years ended December 31, 2012, 2013 and 2014, respectively.

As of December 31, 2014, there was $5,884 of total unrecognized compensation cost related to non-vested share-based compensation awards. This unrecognized compensation cost at December 31, 2014, is expected to be recognized as compensation expense over a weighted average period of 1.1 years as follows:

Amount
2015	$4,673
2016	1,130
2017	81
$5,884

23.	Common Stock, Treasury Stock and Additional Paid-In Capital:

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

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars -
Except share and per share data, unless otherwise stated)

23.	Common Stock, Treasury Stock and Additional Paid-In Capital: (Continued)

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

On October 16, 2014, the Company's Board of Directors authorized a new share repurchase program, under which the Company may repurchase up to $20,000 of its outstanding shares of common stock over a period of two years. No shares have been repurchased as of December 31, 2014.

Preferred Share Purchase Rights

In August 2009, the Company authorized and declared a dividend distribution of one preferred share purchase right (a "Right") on each outstanding share of its common stock. The dividend distribution was made to shareholders of record as of August 14, 2009. The rights will separate from the common stock and become exercisable upon the earlier of (i) ten days following the public announcement or disclosure that a person or group (an "Acquiring Person") has acquired beneficial ownership, or obtained the right to acquire, 15 percent or more of the outstanding common stock or (ii) ten business days following the commencement of, or the announcement of an intention to make, a tender offer or exchange offer, the consummation of which would result in such a group or person becoming an Acquiring Person (the "Distribution Date"). On the Distribution Date, each Right holder will be entitled to purchase for $100 (the "Exercise Price") one one-thousandth of a share of a new series of junior participating preferred stock. In the event that an Acquiring Person acquires more than 15 percent of the outstanding common stock, each Right holder (except the Acquiring Person) will be entitled to purchase at the Exercise Price, shares of common stock having a market value equal to twice the Exercise Price. Any time after the date an Acquiring Person obtains more than 15 percent of the outstanding common shares and before that Acquiring Person acquires more than 50 percent of the outstanding common shares, the Company may exchange each Right owned by all other Rights holders, in whole or in part, for one common share. The Rights expire on the earliest of (i) August 14, 2019 or (ii) the redemption of the Rights by the Company or (iii) the exchange of the Rights as described above. The Company can redeem the Rights at any time on or prior to the earlier of the tenth business day following the public announcement that a person has acquired ownership of 15 percent or more of the outstanding common shares, or August 14, 2019. The Rights do not have any voting rights. The Rights have the benefit of certain customary anti-dilution protections. As of December 31, 2014, no such events had occurred, and no rights have been exercised.

Dividends

The Company declared and paid dividends of $1,860, $1,884 and $2,403 during the years ended December 31, 2012, 2013 and 2014, respectively.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars -
Except share and per share data, unless otherwise stated)

23.	Common Stock, Treasury Stock and Additional Paid-In Capital: (Continued)

Additional Paid in Capital

The amounts presented in the accompanying consolidated balance sheets as additional paid-in capital comprise (i) payments made by the pre-IPO stockholders at various dates to finance vessel acquisitions in excess of the amounts of bank loans obtained and advances for working capital, (ii) the estimated value of certain incidental employee services provided to the Company by certain related companies for no consideration, (iii) an allocation of costs for office services historically shared with and the use of office equipment owned by related companies, and (iv) the difference between the par value of the shares issued in the initial and the secondary public offerings the net proceeds obtained for those shares.

24.	Earnings Per Common Share:

The computation of basic earnings per share is based on the weighted average number of common shares outstanding during the year using the two-class method. The computation of diluted earnings per share assumes the granting of non-vested share-based compensation awards (refer to Note 22), for which the assumed proceeds upon grant are deemed to be the amount of compensation cost attributable to future services and not yet recognized using the treasury stock method, to the extent dilutive.

As of December 31, 2013 and 2014, the Company excluded 1,569,102 and 1,849,749 non vested shares, respectively, as anti-dilutive. Non-vested share-based payment awards that contain rights to receive non forfeitable dividends or dividend equivalents (whether paid or unpaid) and participate equally in undistributed earnings are participating securities, and thus, are included in the two-class method of computing earnings per share.

The treasury stock method is used in calculating diluted earnings per share for the Notes as the Company expects to settle the principal in cash.

The components of the calculation of basic earnings per common share and diluted earnings per common share are as follows:

	Year Ended December 31,
	2012	2013	2014

Net income attributed to AMPNI shareholders	$20,077	$27,063	$17,590

Less: Dividends declared and undistributed earnings allocated to unvested shares	(396)	(739)	(627)
Basic income available to common stockholders	$19,681	$26,324	$16,963

Basic weighted average number of common shares outstanding	45,473,360	45,677,249	46,271,716

Diluted weighted average number of common shares outstanding	45,473,360	45,677,249	46,271,716

Basic earnings per common share	$0.44	$0.58	$0.37
Diluted earnings per common share	$0.44	$0.58	$0.37

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars -
Except share and per share data, unless otherwise stated)

25.	Income Taxes:

The Company operates through its subsidiaries, which are subject to several tax jurisdictions, as follows:

a)	Marshall Islands

The Company is incorporated in the Marshall Islands. Under current Marshall Islands law, the Company is not subject to tax on income or capital gains.

b)	Republic of Liberia

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

AMP has a branch office established in Greece. Under the laws of Greece, and in particular Greek Law 3427/2005 which amended, replaced and supplemented provisions of Law 89/1967 as of January 1, 2006, AMP is taxed on a cost plus basis, 5.42% for the period 2011 to 2015, on expenses incurred by its branch office in Greece. AMP's income, as calculated by applying the 5.42% profit margin, as applicable, is subject to Greek corporate income tax at the rate of 26% for the fiscal year 2012, 2013 and 2014. All expenses to which the profit margin applies are deducted from gross income for Greek corporate income tax purposes. Furthermore, AMP is exempt from Greek other tax, charge or contribution in favor of the Greek State or any third-party, on income derived from all its transactions worldwide in petroleum products, lubricants and similar commodities, the object of which lies outside of Greece.

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

The Company has a place of business in the U.S. East Coast through its subsidiary Aegean Bunkering USA that acquired a U.S. bunkering division on December 18, 2013 (Note 3), and trade activities occurred inside the United States are subject to United Stated federal and state income taxes

The components of the AB USA's (expense)/benefit for income taxes are as follows:

	Year Ended December 31,
	2012	2013	2014
Current tax expense	$-	(312)	$(56)
Deferred tax expense	-	-	-
Income tax provision	$-	(312)	$(56)

Effective tax rate	-	45.6%	(3.19	% )

The reconciliation between the statutory tax expense in Aegean Bunkering USA from continuing operations to the income tax expense recorded in the financial statements is as follows:

	Year Ended December 31,
	2012	2013	2014
Income tax on profit before tax at statutory rate	$-	(332)	$(29)
Effect of permanent differences	-	20	(27)
Total tax (expense)/ benefit reconciliation	$-	(312)	$(56)

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars -
Except share and per share data, unless otherwise stated)

25.	Income Taxes: (continued)

e)	Belgium

The Company has trade activities in Belgium through its subsidiary ANWE and operates its subsidiary ABAS, both incorporated in Belgium, and subject to Belgian income taxes which rate is 33.99% for the presented years.

The components of the ABAS's (expense)/benefit for income taxes are as follows:

	Year Ended December 31,
	2012	2013	2014
Current tax expense	$(75)	-	$-
Deferred tax benefit/ (expense)	(241)	(332)	(458)
Income tax benefit/ (expense)	$(316)	(332)	$(458)

Effective tax rate Reconciliation	80.00%	44.09%	25.46%

The reconciliation between the statutory tax benefit/ (expense) in Belgium on results of ABAS from continuing operations to the income tax benefit/ (expense) recorded in the financial statements is as follows:

	Year Ended December 31,
	2012	2013	2014
Income tax benefit/ (expense) on result before tax at statutory rate	$(114)	(204)	$(506)
Effect of permanent differences	(202)	(128)	48
Total tax benefit/ (expense) Reconciliation	$(316)	(332)	$(458)

Deferred income taxes are the result of provisions of the tax laws that either require or permit certain items of income or expense to be reported for tax purposes in different periods than they are reported for financial reporting. The tax effects of temporary differences that give rise to the deferred tax asset are as follows:

	Year Ended December 31,
	2012	2013	2014
Deferred tax assets:
Carryforward of notional interest deduction	$54	-	$-
Tax carryforward losses	2,023	1,734	1,275
Investment tax incentive	447	458	459
Total deferred taxes, net	$2,524	2,192	$1,734

The components of the ANWE Business' (expense)/benefit for income taxes are as follows:

	Year Ended December 31,
	2012	2013	2014
Current tax expense	$(3,370)	-	$(163)
Deferred tax (expense)/ benefit	(187)	1,732	547
Income tax (expense)/ benefit	$(3,557)	1,732	$384

Effective tax rate Reconciliation	34.32%	33.44%	7.57%

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars -
Except share and per share data, unless otherwise stated)

25.	Income Taxes: (Continued)

The reconciliation between the statutory tax expense in Belgium on income of Aegean NWE from continuing operations to the income tax expense recorded in the financial statements is as follows:

	Year Ended December 31,
	2012	2013	2014
Income tax on profit before tax at statutory rate	$(3,472)	1,750	$1,735
Effect of permanent differences	(85)	(18)	(1,351)
Total tax (expense)/ benefit reconciliation	$(3,557)	1,732	$384

Deferred income taxes are the result of provisions of the tax laws that either require or permit certain items of income or expense to be reported for tax purposes in different periods than they are reported for financial reporting. The tax effects of temporary differences that give rise to the deferred tax asset and liability are as follows:

	Year Ended December 31,
	2012	2013	2014
Deferred tax assets:
Tax carry forward losses	$-	1,402	$2,570
Total deferred tax assets, net	-	1,402	2,570

Deferred tax liabilities:
Revaluation of Aegean NWE fixed assets	3,045	2,715	3,336
Total deferred tax liabilities, net	$3,045	2,715	$3,336

In the accompanying balance sheets, the deferred income tax assets are included in current assets of $1,044 and 754 as the estimated amounts to recover over the next 12 months and in non-current assets of $1,852 and $1,224 as of December 31, 2013 and 2014, respectively. Deferred tax liabilities are presented in non-current liabilities of $2,017 and $1,010 as at December 31, 2013 and 2014, respectively. Income tax benefits as at December 31, 2014, of amount $3,845 that are carryforwards do not expire. As of December 31, 2013 and 2014, the Company has not recorded a valuation allowance.

f)	Canada

The Company is subject to Canadian income taxes through its Canadian subsidiaries

The components of the Canadian subsidiaries (expense)/benefit for income taxes are as follows:

	Year Ended December 31,
	2012	2013	2014
Current tax expense	$(249)	(110)	$(334)
Deferred tax expense	-	-	-
Income tax provision	$(249)	(110)	$(334)

Effective tax rate Reconciliation	11.28%	13.63%	51.38%

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars -
Except share and per share data, unless otherwise stated)

25.	Income Taxes: (Continued)

The reconciliation the statutory tax expense in Canada on income from continuing operations to the income tax expense recorded in the financial statements is as follows:

	Year Ended December 31,
	2012	2013	2014
Income tax on profit before tax at statutory rate	$(616)	(227)	$(183)
Effect of permanent differences	367	117	(151)
Total tax expense reconciliation	$(249)	(110)	$(334)

g)	Other

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

The Company files income tax returns in the Canadian federal jurisdiction and various provincial jurisdictions, as well as the Belgian federal jurisdiction. In the normal course of business, the Company is subject to examination by taxing authorities. Open tax years in Canada range from 2011 to 2014 and in Belgium from 2012 to 2014 and in U.S.A. from 2013 to 2014. However, upon examination in subsequent years, if net operating loss carry forwards and tax credit carry forwards are utilized, the Canadian and Belgian jurisdictions can reduce net operating loss carry forwards and tax credit carry forwards utilized in the year being examined if they do not agree with the carry forward amount. As of December 31, 2014, the Company was not under audit in the Canadian or Belgian taxing jurisdictions.

26.	Business Segments and Geographical Information:

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

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars -
Except share and per share data, unless otherwise stated)

26.	Business Segments and Geographical Information: (Continued)

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

27.	Sale of Subsidiary:

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

28.	Subsequent Events:

Convertible notes offering: On January 16, 2015 the Company issued $48,300 aggregate principal amount of 4% Convertible Unsecured Senior Notes ("Notes"), which are due November 1, 2018, resulting in net proceeds of approximately $52,204 after the underwriters commissions. The Notes bear the same conversion terms with the 4% Convertible Unsecured Senior Notes issued on October 23, 2013.

New markets: On January 22, 2015, the Company commenced physical supply and marketing operations in Germany, assumed the contracts for two bunkering barges previously under charter to O.W. Bunker and approximately 20,000 cubic meters of on-shore storage capacity, and established a marketing and business development office in Hamburg, Germany. On February 12, 2015 the Company commenced operations in Russia, from its new office based in St. Petersburg.

Equity incentive plan: In March 2015, the Company adopted a new equity incentive plan which replaced in full the 2006 Equity Incentive Plan.  The Company has reserved a total of 5,091,402 shares of common stock for issuance under the 2015 Equity Incentive Plan, consisting of 91,402 common shares that remained unissued under the 2006 Equity Incentive Plan plus an additional 5,000,000 common shares.  Under the terms of the 2015 Equity Incentive Plan, the compensation committee may grant new options exercisable at a price per common share to be determined by our board of directors but in no event less than fair market value as of the date of grant. The 2015 Equity Incentive Plan also permits the Company's compensation committee to award restricted stock, restricted stock units, non-qualified stock options, stock appreciation rights, dividend equivalent rights, unrestricted stock, and performance shares. The 2015 Equity Incentive Plan expires in March 2025, or ten years from its adoption.

Sale of vessel: On March 16, 2015 the Company completed the sale and delivered the single hull bunkering tanker Tapuit, of deadweight 2,500, to third-party purchasers. The vessel was sold for a total amount $50 (€47,500), resulting in a total loss of approximately $130.