Form 20-F
period 2015-12-31
AEGEAN MARINE PETROLEUM NETWORK INC.
filed 2016-04-28
CIK 1344376

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

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

10 Akti Kondili, 185 45 Piraeus, Greece
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

As of December 31, 2015, there were 49,410,853 shares of common stock, par value $0.01 per share, outstanding.

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

We desire to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are including this cautionary statement in connection with this safe harbor legislation. This report and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. When used in this report, the words "anticipate," "believe," "expect," "intend," "estimate," "forecast," "project," "plan," "potential," "may," "will," "should," and similar expressions identify forward-looking statements.

The forward-looking statements in this report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third-parties. Important assumptions relating to the forward-looking statements include, among other things, assumptions regarding demand for our products, the cost and availability of refined marine fuel from suppliers, pricing levels, the timing and cost of capital expenditures, competitive conditions, and general economic conditions. These assumptions could prove inaccurate. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.
In addition to these assumptions and matters discussed elsewhere herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include:
•	the strength of the world economies and currencies;
•	general market conditions, including conditions in the shipping or the marine fuel supply industries;
•	our future operating or financial results;
•	the availability of financing and refinancing;
•	material disruptions in the availability or supply of crude oil or refined petroleum products;
•	changes in the market price of petroleum, including the volatility of spot pricing;
•	our future, pending or recent acquisitions, business strategy, areas of possible expansion, and expected capital spending or operating expenses;
•	our ability to manage our growth;
•	our ability to successfully consummate, integrate, and realize the expected benefits from acquisitions;
•	our ability to maintain our business in light of our proposed business and location expansion;
•	planned capital expenditures and availability of capital resources to fund capital expenditures;
•	our future payment of dividends and the availability of cash for payment of dividends;
•	the outcome of legal, tax or regulatory proceedings to which we may become a party;
•	our ability to retain our key suppliers and key customers;
•	our contracts and licenses with governmental entities remaining in full force and effect;
•	competition within our industry;
•	compliance or lack of compliance with various environmental, tax, safety and other applicable laws and regulations;
•	our ability to collect accounts receivable;

•	general domestic and international political conditions;
•	changes in economic or regulatory conditions in the markets in which we operate, and the world in general;
•	corruption, piracy, militant activities, political instability, terrorism, and ethnic unrest in locations where we may operate;
•	our level of indebtedness;
•	the failure of counterparties to fully perform their contracts with us;
•	our ability to attract and retain senior management and other key employees;
•	our failure to hedge certain financial risks associated with our business;
•	uninsured losses; our ability to maintain our current tax treatment;
•	effects of new products and new technology in our industry;
•	our ability to comply with the restrictive and other covenants in our financing arrangements;
•	our levels of operating and maintenance costs;
•	increases in interest rates;
•	adequacy of insurance coverage;
•	other important factors described from time to time in our filings with the U.S. Securities and Exchange Commission, or the SEC.
These factors and the other risk factors described in this report are not necessarily all of the important factors that could cause actual results or developments to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could harm our results. Consequently, there can be no assurance that actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us. These forward looking statements are not guarantees of our future performance, and actual results and developments may vary materially from those projected in the forward looking statements. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements. We undertake no obligation, and specifically decline any obligation, except as required by law, to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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

	For the year ended December 31,
	2015	2014	2013	2012	2011
	(in thousands of U.S. dollars, except for share and per share data which are presented in U.S. dollars)
REVENUES:
Revenues—third-parties	4,211,596	6,625,244	6,303,105	7,207,813	6,910,348
Revenues—related companies	20,058	36,557	31,624	51,147	55,117
Total Revenues	4,231,654	6,661,801	6,334,729	7,258,960	6,965,465

COST OF REVENUES:
Cost of revenues—third-parties	3,762,688	5,971,819	5,621,408	6,496,327	6,284,179
Cost of revenues—related companies	137,137	352,888	427,329	459,984	404,988
Total Cost of Revenues	3,899,825	6,324,707	6,048,737	6,956,311	6,689,167

GROSS PROFIT	331,829	337,094	285,992	302,649	276,298

OPERATING EXPENSES:
Selling and distribution	205,078	220,830	201,597	210,236	192,846
General and administrative	43,318	38,099	29,727	29,897	29,806
Amortization of intangible assets	1,421	3,323	1,603	1,505	1,461
Loss on sale of vessels, net	130	12,864	4,312	5,966	8,682
Impairment charge	5,308	4,062	-	-	-
Total operating expenses	255,255	279,178	237,239	247,604	232,795

Operating income	76,574	57,916	48,753	55,045	43,503

OTHER INCOME/(EXPENSE):
Interest and finance costs	(37,608)	(33,898)	(28,073)	(31,192)	(27,864)
Interest income	52	117	75	123	57
Gain on sale of subsidiary, net	-	-	4,174	-	-
Foreign exchange gains/(losses), net	308	(6,032)	1,123	3,786	1,440
Other expenses	-	-	-	(1,191)	-
Total other expenses	(37,248)	(39,813)	(22,701)	(28,474)	(26,367)
Income before income taxes	39,326	18,103	26,052	26,571	17,136

Income taxes	(3,446)	(464)	978	(4,122)	(5,428)

Net income	35,880	17,639	27,030	22,449	11,708

Net Income/(loss) attributable to non-controlling interest	-	49	(33)	2,372	1,480

Net Income attributable to AMPNI shareholders	35,880	17,590	27,063	20,077	10,228

Basic and diluted earnings per common share	0.73	0.37	0.58	0.44	0.22
Weighted average number of shares, basic	47,271,582	46,271,716	45,667,249	45,473,360	45,979,761
Weighted average number of shares, diluted	47,271,582	46,271,716	45,667,249	45,473,360	45,979,761
Dividends declared and paid per share	0.08	0.05	0.04	0.04	0.04

	As of and for the Year Ended December 31,
	2015	2014	2013	2012	2011

	(in thousands of U.S. dollars, unless otherwise stated)
Balance Sheet and Cash Flow Data:
Cash and cash equivalents	139,314	129,551	62,575	77,246	68,582
Total assets	1,456,656	1,488,315	1,616,185	1,431,843	1,472,438
Total debt	716,660	740,880	783,317	653,286	706,916
Total liabilities	835,130	920,899	1,072,439	927,325	992,896
Common stock	514	502	492	486	482
Number of shares outstanding	49,410,853	48,271,353	47,272,020	46,581,399	46,229,231
Total AMPNI stockholders' equity	621,526	567,416	543,455	500,666	478,062
Net cash provided by / (used in) operating activities	49,727	182,206	40,583	123,519	(44,865)
Net cash used in investing activities	(7,614)	(59,494)	(181,821)	(58,162)	(45,589)
Net cash (used in)/provided by financing activities	(28,254)	(50,280)	125,978	(57,127)	73,169

Other Financial Data:
Gross spread on marine petroleum products (1)	302,052	304,545	256,724	268,804	256,960
Gross spread on lubricants (1)	5,210	2,948	3,914	3,077	1,965
Gross spread on marine fuel (1)	296,842	301,597	252,810	265,727	254,995
Gross spread per metric ton of marine fuel sold (in U.S. dollars) (1)	22.0	26.6	25.4	25.0	24.0
EBITDA (2)	110,806	82,019	83,231	86,448	73,791

Operating Data:
Sales volume of marine fuel (metric tons) (3)	13,482,478	11,332,385	9,941,061	10,620,864	10,646,271
Number of markets served, end of year (4)	31	29.0	27.0	20.0	19.0
Number of owned and operated bunkering vessels, end of year (5)	49.0	48.0	51.0	56.0	58.0
Average number of owned and operated bunkering vessels (5)(6)	48.8	50.2	53.8	57.9	56.3
Special purpose vessels, end of year (7)	1.0	1.0	1.0	1.0	1.0
Number of operating storage facilities, end of year (8)	12.0	14.0	14.0	8.0	8.0

(1)	For the definition and calculation of gross spread on marine petroleum products and a reconciliation to U.S. GAAP measures, please see "Item 5. Operating and Financial Review and Prospects—A. Operating Results—Factors Affecting our Results of Operations—Gross spread on marine petroleum products and gross spread per metric ton of marine fuel sold."

(2)	For the definition and calculation of EBITDA and a reconciliation to U.S. GAAP measures, please see "Item 5. Operating and Financial Review and Prospects—A. Operating Results—Factors Affecting our Results of Operations—EBITDA."

(3)	The sales volume of marine fuel is the volume of sales of marine fuel oil, or MFO, and marine gas oil, or MGO, for the relevant period and is denominated in metric tons. We do not utilize the sales volume of lubricants as an indicator.

(4)	The number of markets served is an indicator of the geographical distribution of our operations and affects both the amount of revenues and expenses that we record during a given period. The number of markets served includes our operations in the Greece (Piraeus and Patra), Gibraltar, United Arab Emirates (Fujairah, Khor Fakkan), Northern Europe (the Antwerp-Rotterdam-Amsterdam region, or the ARA region, and Belgium), West Africa (beginning in January 2008 and until December 2012), Jamaica, Singapore, Canada (Vancouver and Montreal), United Kingdom (Portland until September 2015 and French Atlantic), Southern Caribbean (Trinidad and Tobago), Morocco (Tanger-Med), Canary Islands (Las Palmas and Tenerife beginning in June 2011), Panama, Hong Kong (from September 2012 until June 2013), Spain (Barcelona and Algeciras, beginning in April 2013 and August 2013, respectively), the U.S. East and West Coasts (beginning in December 2013 and December 2014, respectively), the Gulf of Mexico (beginning in December 2014), Germany (beginning in January 2015) and Russia (beginning in January 2015).

(5)	Bunkering vessels include both bunkering tankers and barges. This data does not include our special purpose vessel, the Aegean Orion, a 550 dwt tanker, which is based in Greece.

(6)	Average number of operating bunkering vessels is the number of operating bunkering vessels in our fleet for the relevant period, as measured by the sum of the number of days each bunkering vessel was used as a part of our fleet during the period divided by the cumulative number of calendar days in the period multiplied by the number of operating bunkering vessels at the end of the period. This figure does not take into account non-operating days due to either scheduled or unscheduled maintenance.

(7)	This figure includes our special purpose vessel, the Aegean Orion, which is based in Greece.

(8)	This figure includes our Aframax tanker, the Leader, which we used as a floating storage facility in the United Arab Emirates until it was sold on September 5, 2014. We used our Panamax tankers, the Fos II and Aeolos, as storage facilities until April 2011 and February 2013, respectively, when the vessels were sold. In 2010, we also acquired another barge, the Tapuit, which operated in Northern Europe until it was sold during March 2015. In November 2011, we chartered a product tanker, the Rio Luxembourg, which was used as a floating storage facility in Ghana until December 2012. We had an on-land storage facility in Portland (United Kingdom) until its closure in September 2015. We currently operate on-land storage facilities in the Canary Islands, United Arab Emirates, Morocco, Panama, the United States, Germany and Spain. The ownership of storage facilities allows us to mitigate risk of supply shortages. Generally, storage costs are included in the price of refined marine fuel quoted by local suppliers. We expect that the ownership of storage facilities will allow us to convert the variable costs of a storage fee mark-up per metric ton quoted by suppliers into fixed costs of operating our own storage facilities, thus enabling us to spread larger sales volumes over a fixed cost base and to decrease our marine petroleum products costs.

B.	Capitalization and Indebtedness
Not applicable.
C.	Reasons for the Offer and Use of Proceeds
Not applicable.
D.	Risk Factors
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
A principal focus of our strategy is to grow by expanding our business. Our future growth depends, in part, on our ability to obtain financing for our existing and new operations and business lines. In recent years, global financial markets have experienced volatility following contraction, deleveraging and reduced liquidity in the global credit markets. In addition, a number of major financial institutions have experienced serious financial difficulties and, in some cases, have entered into bankruptcy proceedings or are subject to regulatory enforcement actions. These difficulties have been compounded by a general decline in the willingness by banks and other financial institutions to extend credit and may adversely affect the financial institutions that may provide us with credit to support our working capital requirements. In addition, these difficulties may impair the ability of our lenders to continue to perform under their financing obligations to us, which could negatively impact our ability to fund current and future obligations. These economic factors may have a material adverse effect on our ability to expand our business.
Further, as a result of the economic downturn in Greece resulting from the sovereign debt crisis and the related austerity measures implemented by the Greek government, our operations in Greece may be subjected to new regulations that may require us to incur new or additional compliance or other administrative costs and may require that we pay to the Greek government new taxes or other fees. Furthermore, changes in the Greek government and potential shifts in its policies may undermine Greece's political and economic stability, which may adversely affect our operations located in Greece. We also face the risk that strikes, work stoppages, civil unrest and violence within Greece may disrupt our shoreside operations located in Greece.
Our future growth depends on a number of additional factors, including our ability to:
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
A deficiency in any of these factors may negatively impact our ability to generate cash flow, raise money or effectively manage our growth. In addition, competition from other companies could reduce our expansion or acquisition opportunities, cause us to lose business opportunities, competitive advantages or customers or cause us to pay higher or charge lower prices than we might otherwise pay or charge. Competitive conditions in the markets that we may consider for future expansion may also be more adverse to us than those in markets served by our existing service centers, and any new markets that we may service may be less profitable than our existing markets.

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
A breach of any of these, or other, covenants in our debt agreements would prevent us from borrowing additional money under our credit facilities and could constitute an event of default under our credit facilities, which, unless cured within the grace period set forth under the credit facility, if applicable, or waived or modified by our lenders, may provide our lenders with the right to, among other things, require us to post additional collateral, enhance our equity and liquidity, increase our interest payments, pay down our indebtedness to a level where we are in compliance with our loan covenants, sell vessels in our fleet and accelerate our indebtedness and foreclose their liens on our vessels and the other assets securing the credit facilities, which would impair our ability to continue to conduct our business. In the past, we have not been in compliance with some of the financial covenants in our credit facilities and have obtained waivers from our lenders for such non-compliance.
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
Moreover, in connection with any waivers of or amendments to our credit facilities that we have obtained, or may obtain in the future, our lenders may impose additional operating and financial restrictions on us or modify the terms of our existing credit facilities. These restrictions may further restrict our ability to, among other things, pay dividends, make capital expenditures or incur additional indebtedness, including through the issuance of guarantees. Our lenders may also require the payment of additional fees, require prepayment of a portion of our indebtedness to them, accelerate the amortization schedule for our indebtedness and increase the interest rates they charge us on our outstanding indebtedness. See "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.
In addition, under the terms of our credit facilities, our payment of dividends or other payments to shareholders as well as our subsidiaries' payment of dividends to us is subject to no event of default. See "Item 8. Financial Information—Dividend Policy."
As of December 31, 2015, we were in compliance with all of the financial covenants contained in our credit facilities.
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
In addition, our discretion is limited because we may need to obtain the consent from our lenders in order to engage in certain corporate actions. Our lenders' interests may be different from ours, and we may not be able to obtain our lenders' consent when needed or at all. This may prevent us from taking actions that are in our security holders' best interest.

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
Our business strategy is based in part upon the expansion of our business to new, or within existing, markets. In order to fund future vessel acquisitions, expansion into new and existing markets and products, increased working capital levels, or capital expenditures, we will be required to use cash from operations, incur borrowings or raise capital through the sale of debt or equity securities in the public or private markets. Use of cash for the above described purposes would reduce cash available for dividend distributions to you. Our ability to obtain additional bank financing or access the capital markets for any future offerings may be significantly limited by the volatility in the global financial markets and the adverse changes in the global credit markets. These adverse market conditions and other contingencies and uncertainties are beyond our control. Our ability to obtain additional bank financing will also depend on our financial condition, which may be adversely affected by prevailing economic conditions.
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
In addition, we will incur significant maintenance costs for our fleet. Our vessels are generally required to be drydocked approximately every 30 to 60 months for major repairs and maintenance that cannot be performed while the vessels are operating, not including any unexpected repairs. We estimate the cost to drydock a vessel to be between $0.2 million and $1.2 million, depending on the size and condition of the vessel and the location of drydocking.
If we do not generate or reserve enough cash flow from operations to pay for our capital expenditures, we may need to incur additional indebtedness or enter into alternative financing arrangements, which may be on terms that are unfavorable to us.  If we are unable to fund our obligations or to secure financing, it would have a material adverse effect on our results of operations.
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

Growing any business by acquisition presents numerous risks, such as undisclosed liabilities and obligations, difficulty in obtaining additional qualified personnel, managing relationships with customers and suppliers and integrating newly acquired operations into existing infrastructures. For example, in December 2014, we filed a breach of contract claim against Hess Corporation (NYSE: HES), or Hess, for the breach of certain representations and warranties in connection with our acquisition of its East Coast bunkering business. The case is still pending as of the date of this annual report. For additional information, please see "Item 8.A. Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings."
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
Our disclosure controls and procedures are designed to ensure that material financial and non-financial information that we prepare for public disclosure is recorded, processed, summarized and reported in a timely manner, and that it is accumulated and communicated to our management, including our President and Principal Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding such disclosure. Because there are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including our internal control over financial reporting, controls and procedures may not prevent or detect misstatements. Our management, with the participation of our President and Principal Executive Officer and Chief Financial Officer, evaluated the effectiveness of the design and operation of our disclosure controls and procedures and concluded that as of December 31, 2015, the Company maintained, in all material respects, effective internal control over financial reporting.
However, our management, with the participation of our President and Principal Executive Officer and Chief Financial Officer, in evaluating the effectiveness of the design and operation of our disclosure controls and procedures, concluded that as of December 31, 2014, our internal control over financial reporting was not effective due to material weaknesses in our internal controls over financial reporting. These material weaknesses resulted in classification errors that were identified subsequent to the issuance of our earnings release for the three months and year ended December 31, 2014. The classification errors were corrected in our audited consolidated balance sheet, statement of income and statement of cash flows for the fiscal year ended December 31, 2014, which are included in this annual report.
Although we have remediated these material weaknesses in our internal control over financial reporting, additional determinations that there are material weaknesses in the effectiveness of our material controls and procedures would reduce our ability to obtain financing or could increase the cost of any financing we obtain and require additional expenditures to comply with applicable requirements.
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

The market value of our vessels may fluctuate significantly, and we may incur impairment charges or incur losses when we sell vessels following a decline in their market value.
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
Furthermore, we evaluate the carrying amounts of our vessels to determine if events have occurred that would require an impairment of their carrying amounts. The recoverable amount of vessels is reviewed when events and changes in circumstances indicate that the carrying amount of the assets might not be recovered. The review for potential impairment indicators and projection of future cash flows related to the vessels is complex and requires us to make various estimates. Some of these items have been historically volatile. If the recoverable amount is less than the carrying amount of the vessel, the vessel is deemed impaired. The carrying values of our vessels may not represent their fair market value at any point in time because the new market prices of secondhand vessels tend to fluctuate with, among other things, the cost of newbuildings. Any impairment charges incurred could negatively affect our financial condition and operating results.
We may experience impairment of the value of long-lived assets.
The value of our long-lived assets can become impaired, as indicated by factors such as changes in our stock price, book value or market capitalization, and the past and anticipated operating performance and cash flows of operations. We test for impairment, whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.  Please see "Item 5. Operating and Financial Review and Prospects—A. Operating Results—Critical Accounting Policies—Impairment of Long-lived Assets."
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
We are subject to certain risks with respect to our counterparties on contracts, including, without limitation, our bunker supply and sale agreements, and failure of such counterparties to meet their obligations could cause us to suffer losses or negatively impact our results of operations and cash flows.
We have entered into, and may enter in the future, various contracts, including, without limitation, bunker supply and sale agreements. Such agreements subject us to counterparty risks. The ability and willingness of each of our counterparties to perform its obligations under a contract with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the maritime and offshore industries, fluctuations in the price of oil, the overall financial condition of the counterparty. In addition, we are also subject to the risk that we could be held accountable for the failure of these counterparties to comply with the laws and regulations applicable to them.
Furthermore, with respect to our bunker supply and sale agreements, during periods of decreased fuel prices, our customers may seek to renegotiate the terms of their bunker supply and sale agreements or avoid their obligations under those contracts altogether.  If our customers fail to meet their obligations to us or attempt to renegotiate their agreements with us, it may be difficult to secure substitute arrangements, and any new arrangements we secure may be at lower rates. As a result, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows, as well as our ability to pay dividends on our common shares and interest on our debt securities and comply with covenants in our credit facilities.
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
We extend trade credit to most of our customers. Our success in attracting business has been due, in part, to our willingness to extend trade credit on an unsecured basis to our customers. As of December 31, 2015, 62 of our customers, representing 74% of our total customers, had outstanding balances with us of at least $1.0 million under the lines of credit that we have extended to them. Our credit procedures and policies do not fully eliminate customer credit risk. The adverse changes in world credit markets over the last several years may cause these numbers to increase if our customers cannot borrow money and are illiquid. We may not be able to collect on the outstanding balances of our customers if any of our customers enter bankruptcy proceedings. For example, we currently have $6.8 million receivables outstanding, of which $1.4 million is secured, from O.W. Bunker AS and certain of its subsidiaries, which we refer to collectively as O.W. Bunker, which filed for bankruptcy protection in November 2014, which may not be recoverable.
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
We have contracted with Aegean Oil to provide various services to our customers in Greece, including fueling of vessels in port and at sea. Aegean Oil is a related company owned and controlled by members of the family of Mr. Dimitris Melisanidis, our founder and Head of Corporate Development. Mr. Melisanidis may also be deemed a control person of Aegean Oil and other entities affiliated with us for U.S. securities law purposes, but Mr. Melisanidis disclaims such control. In connection with our marine fuel trading activities, from time to time, we contract with other third-party physical suppliers to deliver marine fuel to our customers in markets where we do not have service centers. The failure of Aegean Oil or any other third-party physical supplier to perform these services in accordance with the terms we have agreed with them and our customers could affect our relationships with our customers and subject us to claims and other liabilities which could harm our business or negatively affect our financial results. If Aegean Oil or any third-party physical suppliers fails to perform its obligations to us, you will not have any recourse directly against Aegean Oil or the third-party physical suppliers.
Agreements between us, Aegean Oil and other affiliated entities may be more favorable or less favorable than agreements that we could obtain from unaffiliated third-parties.
The marine fuel service supply agreement and other agreements we have with Aegean Oil, our largest supplier of marine petroleum products, as well as other agreements we have with affiliated entities, have been made in the context of an affiliated relationship. Aegean Oil and other affiliated entities are owned and controlled by members of Mr. Melisanidis' family. Mr. Melisanidis has also historically been involved with our related companies and had a leadership role with respect to the promotion of their products and services. The negotiation of the marine fuel service supply agreement and our other contractual arrangements may have resulted in prices and other terms that are more favorable or less favorable to us than terms we might have obtained in arm's-length negotiations with unaffiliated third-parties for similar services because at the time of the negotiations, Mr. Melisanidis was, and continues to be, a major shareholder through his ownership of certain entities he controls.  Moreover, Aegean Oil and other affiliated entities remain our related companies, and we remain subject to similar risks in future business dealings with these parties. Please see "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions."

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
Although we conservatively manage risks related to such fluctuations, we have no control over the changing market value of our inventory, and pricing terms with our suppliers and customers and hedges by way of oil futures or other instruments, that we have entered, or will enter into, may not adequately protect us in the event of a substantial downward movement in the price of marine fuel. Please see "—Changes in the market price of petroleum may increase our credit losses, reduce our liquidity and decrease our profitability" and "Item 11. Quantitative and Qualitative Disclosures about Market Risk."
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
Due to the minimal historic impact of foreign exchange fluctuations on our operations, it is our policy to not enter into hedging arrangements in respect of our foreign currency exposures related to our sales and purchases. However, we currently hedge our exposure on loan repayments denominated in foreign currencies.
Please see "Item 11. Quantitative and Qualitative Disclosures about Market Risk."
Failure to comply with anti-bribery laws could have a material adverse effect on our business, financial condition and results of operations, including as a result of criminal, civil and employment sanctions as well as negative publicity.
Our operations are subject to various anti-bribery laws, including the U.K. Bribery Act 2010 and the U.S. Foreign Corrupt Practices Act of 1977. Our employees and/or third parties acting as agents for us could engage in fraudulent behavior against us on their own or others' initiative, making them act against our interests. Such actions could include, entering into agreements with our competitors limiting free competition, document fraud, port bribes, fraudulent commission agreements, facilitation payments and bribes to get access to exclusive business. Whether intentional or not, such actions could potentially put us at risk for both legal liabilities and reputational harm.
We may be unable to attract and retain key personnel, which could interrupt our business and limit our growth.
Our success depends to a significant degree upon the abilities and efforts of our management team and our ability to hire and retain key members of our management team. The loss of any of these individuals, or our inability to attract and retain qualified personnel, could adversely affect our business prospects and financial condition. Difficulty in hiring and retaining key personnel could negatively impact our results of operations and financial condition. We do not, nor do we intend to, maintain "key man" life insurance on any of our officers or our board members, including Mr. Peter C. Georgiopoulos, the Chairman of our Board of Directors, and Mr. Dimitris Melisanidis, our founder and Head of Corporate Development. We believe that Mr. Georgiopoulos is an important member of our Board of Directors and Mr. Melisanidis is an important member of our management team and that the loss of the services or involvement in our business on the part of either or both of them would have a material adverse effect on our Company. We have entered into employment agreements with Mr. Melisanidis, Mr. E. Nikolas Tavlarios, our President and Mr. Spyros Gianniotis, our Chief Financial Officer.
As we expand our fleet, we may not be able to recruit suitable employees and crew for our vessels, which may limit our growth and cause our financial performance to suffer.
As we expand our fleet, we will need to recruit suitable crew, shoreside, administrative and management personnel. We may not be able to continue to hire suitable employees as we expand our vessel fleet. If we are unable to recruit suitable employees and crews, we may not be able to provide our services to customers, our growth may be limited and our financial performance may suffer.

A portion of our employees are covered by national collective bargaining agreements, which set minimum standards for employment, and any industrial action or other labor unrest could disrupt our business.
A portion of our employees from Greece, the Philippines, Romania and Russia are covered by national collective bargaining agreements, which set minimum standards for employment. Industrial action or other labor unrest could disrupt our business. If not resolved in a timely and cost-effective manner, such industrial action or other labor unrest could prevent or hinder our operations from being carried out normally and could disrupt our business and reduce our results of operations and cash flows.
We are a holding company, and are dependent primarily on the ability of our operating subsidiaries to distribute funds to us in order to satisfy our financial and other obligations and to make dividend payments.
We are a holding company and we have no significant assets other than the equity interests in our subsidiaries. As a result, our ability to satisfy our financial and other obligations and to pay dividends depends primarily on the performance of our operating subsidiaries and their ability to distribute funds to us. If we are unable to obtain funds from our operating subsidiaries, we will not be able to pay dividends unless we obtain funds from other sources. We may not be able to obtain the necessary funds from other sources on terms acceptable to us.
We cannot guarantee that our Board of Directors will declare dividends.
Our Board of Directors may, in its sole discretion, from time to time, declare and pay cash dividends in accordance with our organizational documents and applicable law. Our Board of Directors makes determinations regarding the payment of dividends in its sole discretion, and there is no guarantee that we will continue to pay dividends in the future.
While we currently intend to pay regular cash dividends on a quarterly basis, the markets in which we operate are volatile and we cannot predict with certainty the amount of cash, if any, that will be available for distribution as dividends in any period. We may also incur expenses or liabilities or be subject to other circumstances in the future that reduce or eliminate the amount of cash that we have available for distribution as dividends, including as a result of the risks described herein. We will make dividend payments to our shareholders only if our Board of Directors, acting in its sole discretion, determines that payments of dividends would be in our best interest and in compliance with relevant legal and contractual requirements. The principal business factors that our Board of Directors expects to consider when determining the timing and amount of dividend payments will be our earnings, financial condition and cash requirements at the time.
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
Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, the Arabian Sea, the Red Sea, the Gulf of Aden off the coast of Somalia, the Indian Ocean and the Gulf of Guinea.  Sea piracy incidents continue to occur, particularly in the Gulf of Aden, the Gulf of Guinea and increasingly in Southeast Asia. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, detention hijacking, involving the hostile detention of a vessel, as a result of an act of piracy against our vessels, or an increase in cost, or unavailability of insurance for our vessels, could have a material adverse impact on our business, financial condition, and results of operations.
Our principal shareholders own a significant portion of our outstanding common shares, which may limit your ability to influence our actions, and they may not act in the best interests of our other shareholders.
Our principal shareholders, Mr. Melisanidis, our founder and Head of Corporate Development, and Mr. Georgiopoulos, the Chairman of our Board of Directors, currently own approximately 22.0% and 10.8% of our outstanding shares of common stock, respectively. Accordingly, Messrs. Melisanidis and Georgiopoulos have the power to exert considerable influence over our actions, including the election of our directors, the adoption or amendment of provisions in our amended and restated articles of incorporation and bylaws and approval of possible mergers, amalgamations, control transactions and other significant corporate transactions. This concentration of ownership may have the effect of delaying, deferring or preventing a change in control, merger, consolidation, takeover or other business combination. This concentration of ownership could also discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, which could in turn have an adverse effect on the market price of our shares. So long as Messrs. Melisanidis and Georgiopoulos continue to own a significant amount of our equity, even though such amount represents less than 50% of our voting power, they will continue to be able to exercise considerable influence over our decisions. In addition, Mr. Melisanidis and members of Mr. Melisanidis' family hold significant interest in our related companies and their interests may not coincide with the interests of other holders of our notes and common shares. For further discussion, please see "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions." Messrs. Melisanidis and Georgiopoulos may not necessarily act in accordance with the best interests of other shareholders. To the extent that conflicts of interests may arise, Messrs. Melisanidis and Georgiopoulos may vote in a manner adverse to us or to you or other holders of our securities.
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
Some of our directors also serve as directors of other public companies and are employees or have investments in companies in industries related to ours. In particular, Mr. Georgiopoulos, the Chairman of our Board of Directors, is the chairman of the board of directors of Gener8 Maritime, Inc., or Gener8, the combined company resulting from the recent merger on May 7, 2015 of General Maritime Corporation, or General Maritime, and Navig8 Crude Tankers, Inc, or Navig8, and he is also the Chairman of the board of directors of Genco Shipping & Trading Limited. Also, Mr. John Tavlarios is the Chief Operating Officer of Gener8. As such, Gener8 may be deemed one of our affiliates for United States securities laws purposes.
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
As a foreign private issuer, we are exempt from certain New York Stock Exchange corporate governance requirements applicable to U.S. domestic companies. As a result, our corporate governance practices may not have the same protections afforded to investors of companies that are subject to all of the New York Stock Exchange governance requirements.
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
Our corporate affairs are governed by our amended and restated articles of incorporation and bylaws and by the Marshall Islands Business Corporations Act, or the BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the law of the Republic of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in the United States. The rights of shareholders of companies incorporated in the Marshall Islands may differ from the rights of shareholders of companies incorporated in the United States. The BCA provides that it is to be interpreted according to the laws of the State of Delaware and other states with substantially similar legislative provisions. However, there have been few, if any, court cases interpreting the BCA in the Marshall Islands and Marshall Islands courts may not reach the same conclusions as United States courts. Thus, you may have more difficulty protecting your interests in the face of actions by management, directors or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction that has developed a relatively more substantial body of case law.
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
Our business is focused on the physical supply and marketing of refined marine fuel and marine lubricants to the shipping industry. The shipping industry has been materially adversely affected by recent economic conditions that may have an adverse effect on our customers, which may reduce the demand for our products and services and negatively affect our results of operations and financial condition.
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
Unanticipated changes in the price of oil and gas, to the extent not hedged, may negatively affect our business. A rapid decline in fuel prices could decrease our profitability because if we were to purchase inventory when fuel prices are high without having a corresponding sales contract in place, we may not be able to resell it at a profit. Conversely, increases in fuel prices can adversely affect our customers' businesses, and consequently increase our credit losses. Increases in fuel prices could also affect the credit limits extended to us by our suppliers and our working capital requirements, potentially affecting our liquidity and profitability. In addition, increases in oil prices will make it more difficult for our customers to operate and could reduce demand for our services. Please see "—We are subject to certain risks with respect to our counterparties on contracts, including, without limitation, our bunker supply and sale agreements, and failure of such counterparties to meet their obligations could cause us to suffer losses or negatively impact our results of operations and cash flows."
We may be required to make significant investments in ballast water management which may have a material adverse effect on our future performance, results of operations, and financial position.
The International Convention for the Control and Management of Vessels' Ballast Water and Sediments, or the BWM Convention, aims to prevent the spread of harmful aquatic organisms from one region to another, by establishing standards and procedures for the management and control of ships' ballast water and sediments. The BWM Convention calls for a phased introduction of mandatory ballast water exchange requirements to be replaced in time with mandatory concentration limits. Investments in ballast water treatment may have a material adverse effect on our future performance, results of operations, cash flows and financial position.

In the highly competitive marine fuel supply industry, we may not be able to successfully compete for customers with new entrants or established companies with greater resources, which would negatively affect our financial condition and our ability to expand our business.
We are subject to aggressive competition in all aspects of our business. Our competitors are numerous, ranging from large multinational corporations, which have significantly greater capital resources than us, to relatively small and specialized firms. In addition to competing with fuel resellers, such as World Fuel Services Corporation and Chemoil Corporation, we also compete with the major oil producers, such as BP Marine Limited, Royal Dutch Shell plc, Marine Products Corp. and Exxon Mobil Corporation, that market fuel directly to large commercial shipping companies. We also compete with physical suppliers of marine fuel products, such as CEPSA (Gibraltar) Ltd. and Fujairah National Bunkering Co. LLC, for business from traders and brokers as well as end customers. We may not be able to successfully compete for customers because of increased competition from the major oil producers, or our suppliers who may choose to market directly to large as well as smaller shipping companies, or to provide less advantageous price and credit terms to us. Also, due in part to the highly fragmented market, competitors with greater resources could enter the marine fuel supply industry and operate larger fleets of bunkering tankers through consolidations or acquisitions and may be able to offer better terms than we are able to offer to our customers.
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
In particular, our operations are subject to numerous laws and regulations in the form of international conventions, national, state and local laws and national and international regulations in force in the jurisdictions in which our vessels operate or are registered, which can significantly affect the ownership and operation of our vessels. These regulations include, but are not limited to, E.U. regulations, the United Kingdom's Environmental Protection Act 1990, or U.K. EPA, the United Kingdom's Water Resources Act 1991, as amended, or WRA, the Pollution Prevention and Control (England and Wales) Regulations 2010, or the Regulations, and regulations of the IMO, including, the International Convention for the Prevention of Pollution from Ships of 1973 (as from time to time and generally referred to as MARPOL), including designation of Emission Control Areas thereunder, the International Convention on Civil Liability for Bunker Oil Pollution Damage the IMO International Convention for the Safety of Life at Sea of 1974 and the International Convention on Load Lines of 1966. In the U.S., we face the risk of liability under the U.S. Oil Pollution Act of 1990, or the OPA, the U.S. Comprehensive Environmental Response, Compensation and Liability Act of 1980, or CERCLA, the U.S. Clean Air Act, the U.S. Clean Water Act, and the U.S. Maritime Transportation Security Act of 2002. We refer you to the discussion in the section of this report entitled "Environmental and Other Regulations" for a description of environmental laws and regulations that affect our business.
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
Risk Factors Relating to Our Common Shares
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
Since 2008, the stock market has experienced extreme price and volume fluctuations. This volatility has often been unrelated to the operating performance of particular companies. The market price of our shares of common stock fluctuated substantially during 2015, trading at a high of $15.71 in April 2015 and a low of $6.46 in September 2015, and recently closing at $8.00 on April 27, 2016. If the volatility in the market continues or worsens, it could have a further adverse effect on the market price of our shares of common stock, regardless of our operating performance, and an active and liquid public market for our shares of common stock may not continue.
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
Aegean Marine Petroleum Network Inc. is a Marshall Islands holding company incorporated on June 6, 2005 under the BCA. On September 29, 2005, Leveret International Inc., or Leveret, our then sole shareholder, contributed direct and indirect ownership of companies that conduct our business operations. Prior to our initial public offering, we had 28,035,000 shares of common stock outstanding. On December 13, 2006, we consummated our initial public offering of an additional 14,375,000 shares of our common stock. On January 27, 2010, we completed a public offering of an additional 4,491,900 shares of our common stock. On May 19, 2010, we acquired from Leveret in a private transaction 1,000,000 shares of our common stock. On October 23, 2013, we issued and sold $86.3 million aggregate principal amount of our 4.00% Convertible Unsecured Senior Notes due 2018, and on January 16, 2015, we sold an additional $48.3 million of our 4.00% Convertible Unsecured Senior Notes due 2018.
For more information on the development of our business, see "—B. Business Overview" below.
We maintain our principal marketing and operating offices at 10, Akti Kondili, 185 45 Piraeus, Greece. Our telephone number at that address is +30 (210) 458-6200. We also have an executive office to oversee our financial and other reporting functions in the United States at 299 Park Avenue, 2nd Floor, New York, New York, 10171. Our telephone number at that address is (212) 430-1098.
B.	Business Overview
We are an international marine fuel logistics company that markets and physically supplies refined marine fuel and lubricants to vessels in port, at sea and on rivers. As a physical supplier, we procure marine fuel from refineries, major oil producers and other sources and resell and deliver these fuels from our bunkering vessels to a broad base of end users. With service centers in Northern Europe, the United Arab Emirates, the U.S. East and West Coasts, Singapore, Gibraltar, the Canary Islands, Greece, Spain, Morocco, Canada, Jamaica, Trinidad and Tobago, Gulf of Mexico, Germany, and South Africa, we believe that we are one of a limited number of independent physical suppliers that owns and operates a fleet of bunkering vessels and conducts physical supply operations in multiple jurisdictions. As of the date of this annual report, we own and operate a fleet of 51 bunkering vessels, 49 of which are constructed with double hulls and one of which is a single hull special purpose vehicle, and we charter-in 13 bunkering vessels, all of which are constructed with double hulls, with an aggregate carrying capacity of approximately 388,000 dwt. We also operate 12 land-based storage facilities, of which we own one and have exclusive use of one, with an aggregate storage capacity of approximately 1,160,000 cubic meters, and operate one vessel as a floating storage facility with a cargo carrying capacity of approximately 19,900 dwt. We provide fueling services to virtually all types of ocean-going and many types of coastal vessels, such as oil tankers, container ships, drybulk carriers, cruise ships, reefers, LNG/LPG carriers, car carriers and ferries. Our customers include a diverse group of ocean-going and coastal ship operators and marine fuel traders, brokers and other end-users of marine fuel and lubricants.

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
Throughout our history, we have expanded our business and marine fuel delivery capabilities through strategic alliances, select business and vessel acquisitions, and the establishment of new service centers. In April and August 2013, we commenced physical supply operations in Barcelona and Algeciras, respectively, in Spain. In December 2013, we acquired the U.S. East Coast bunkering business of Hess, including 250,000 cubic meters of leased tank storage in the ports of New York, Philadelphia, Baltimore, Norfolk and Charleston. This acquisition marked our entrance into supplying U.S. customers and has increased our exposure to U.S. clients worldwide, including leading cruise lines. In December 2014, we entered into an agreement to acquire 28,567 metric tons of marine fuel and assume a storage contract with Vopak Terminal in Los Angeles, California at an auction of the assets of O.W. Bunker. This acquisition has given us access to the ports of Los Angeles and Long Beach, key trade hubs between North America and Asia. Also in December 2014, we commenced fuel supply operations in the Gulf of Mexico.
In January 2015, we launched physical supply operations in Germany and assumed time charter in contracts for two modern bunkering barges that were previously under charter to O.W. Bunker, together with approximately 20,000 cubic meters of onshore storage capacity, and commenced marketing operations in Russia dedicated to sales and marketing of marine petroleum products across all Russian ports.

In January 2016, we commenced bunker trading operations in South America from our new office in Rio de Janeiro, Brazil. In March 2016, we commenced physical supply operations in South Africa's Algoa Bay.
We currently have a global presence in 33 markets, including Northern Europe and the Antwerp-Rotterdam-Amsterdam region, or the ARA region, the United Arab Emirates, the U.S. East and West Coasts, Singapore, Gibraltar, the Canary Islands, Greece, Spain, Morocco, Canada, Jamaica, Trinidad and Tobago, Gulf of Mexico (in U.S. territorial waters), Germany, Russia, South America, and South Africa. We plan to continue to grow our business during the next several years and to pursue select expansion opportunities as a means of expanding our service.
In some markets, we have deployed floating storage facilities which enable us to maintain more efficient refueling operations, have more reliable access to a supply of bunker fuel and deliver a higher quality service to our customers. In addition, we own and operate one special purpose vessel, the Aegean Orion, a 550 dwt tanker, which is based in Greece.
We also operate land-based storage facilities in the United States, Morocco, Canary Islands, Spain, Panama, and Germany, where we store marine fuel in terminals with storage capacity of approximately 295,000, 218,000, 79,000, 52,000, 32,000, and 20,000 cubic meters, respectively. In addition, we, through our wholly owned subsidiary, Aegean Oil Terminal Corporation, own and operate a land-based storage facility in Fujairah, United Arab Emirates, with storage capacity of 465,000 cubic meters, representing 40.1% of our aggregate storage capacity. We may also consider the construction of land-based storage facilities in other areas depending on market prospects and availability of financing.

Our capital expenditures in connection with the establishment or the acquisition of service centers, including bunkering vessels and floating and land-based storage facilities, described above, amounted to $471.8 million in the aggregate for the year ended December 31, 2015. Please see "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources."
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
Primary Markets Served
The following discussion provides an overview of the markets in which we conduct our physical supply operations and trading activities.
Our Physical Supply Operations
Greece
We currently service our customers in Greece through our related company, Aegean Oil, in Piraeus, Patras, and other parts of Greece. We currently operate eight double hull tankers, one single hull special purpose vessel, the Aegean Orion, a 550 dwt tanker, and a floating storage facility, the Mediterranean, a double hull barge, in Greece.

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
Gibraltar
We possess a license issued by the Bunkering Superintendent of the Port of Gibraltar to act as a physical supplier of marine petroleum products in Gibraltar. We currently operate six double hull bunkering tankers in Gibraltar. We purchase our fuel in Gibraltar from a variety of different suppliers, including Preem Tupras Co., and Galp Energia SGPS S.A. We store our fuel in a leased storage facility in Tangiers, near the port of Tanger-Med. We support our bunkering operations from our office in Gibraltar, which we lease.
United Arab Emirates
We possess a license issued by Sharjah Economic Development Department to act as a physical supplier of marine petroleum products in the port area of Fujairah. We purchase our fuel in Fujairah from a variety of different suppliers including the Vitol Group, Royal Dutch Shell plc, BP Oil International Ltd, the State Oil Company of Azerbaijan Republic, Mercuria Energy Group Ltd., Petrochina International Co., Ltd. and the Bahrain Petroleum Company (Bapco).
We have a 25-year lease agreement with the Municipality of Fujairah, which may be automatically renewed for an additional 25 years, pursuant to which we built a land-based storage facility with capacity of 465,000 cubic meters, which was completed in the fourth quarter of 2014. We currently operate seven double hull bunkering tankers in this region, which we service using our Fujairah Storage Facility. We currently lease to third parties over 300,000 cubic meters of this facility. We support our bunkering operations from two offices in Fujairah and Dubai, which we lease.
Jamaica
We are authorized by the Port Authority of Jamaica to act as a physical supplier of marine petroleum products in Jamaica. We service our customers in the ports of Kingston, Montego Bay and Ocho Rios, Jamaica, and may elect to service our customers in other locations in Jamaica. We operate two double hull tankers in Jamaica. We have entered into a long-term supply contract to purchase fuel from the state refinery, Petrojam Limited. We currently compete here against another physical supplier, Petrotec Marine Petroleum Ltd. We support our bunkering operations from our office in Kingston, which we lease. We also own property, which we may use to construct a land-based storage facility of approximately 80,000 cubic meters.
Singapore
We possess a license issued by the Maritime and Port Authority of Singapore to act as a physical supplier of marine petroleum products in the port of Singapore. We currently operate three double hull bunkering tankers in Singapore and we also have short-term chartering agreements with third-parties for some of these vessels. We purchase our fuel in Singapore from a variety of different suppliers, including BP Singapore Pte. Ltd., Chemoil Energy Limited, ConocoPhillips Co., Shell Singapore, Kuo Oil (s) Pte. Ltd., and Exxon Mobil Corporation. We support our bunkering operations from our office in Singapore, which we lease.
Northern Europe and the ARA region
We possess a license issued by the Belgian Federal Ministry of Finance to trade and supply marine petroleum products offshore and in ports. We deliver fuel offshore and service over 45 ports located throughout Northern Europe, including the North and Irish Sea, the French Atlantic, the English Channel and the St. George Channel. Aegean North West Europe NV, or ANWE, also services the ports of Antwerp, Rotterdam and Amsterdam and also the surrounding ports of Ghent, Zeebruges, Flushing, Terneuzen and Sluiskil, Moerdijk and Ijmuiden. We currently operate 16 double hull bunkering tankers in Northern Europe and the ARA region. We purchase our fuel in Northern Europe from a variety of different suppliers. We support our bunkering operations in Northern Europe from our office near Antwerp, which we own.
Vancouver, Canada
We possess a license issued by the City of Vancouver. We trade and supply marine petroleum products off the coast and in the port of Vancouver. We operate two double hull bunkering barges in the port of Vancouver. We purchase our fuel in Vancouver from a variety of different suppliers, including Esso (Imperial Oil), which also engages in supply operations in the port. We support our bunkering operations in this region from our office in Vancouver, which we lease.

Trinidad and Tobago
We possess a license issued by the Republic of Trinidad and Tobago to act as a physical supplier of marine petroleum products in the area of Port of Spain in Trinidad and Tobago. We currently operate two double hull bunkering tankers in Trinidad and Tobago. We purchase our fuel in Trinidad and Tobago from a major supplier, Petrotrin Company. We support our bunkering operations here from our office in Port of Spain, which we lease.
Morocco
We possess a license issued by the Agence Spéciale Tanger-Mediterranée, or the TMSA, to act as a physical supplier of marine petroleum products off the coast of Morocco and in the port of Tanger-Med. We currently serve this service center with our Gibraltar-based bunkering tankers and operate a land-based storage facility in Tangiers, near the port of Tanger-Med, with approximately 218,000 cubic meters capacity. We purchase our fuel in Morocco mainly from Trafigura and Gazprom.
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
Panama
We lease fuel storage facilities at two ports, Balboa and Cristobal, located at each end of the Panama Canal, with a capacity of approximately 32,000 cubic meters. We currently do not have any vessels operating in Panama; however, we conduct fuel trading in the area. We support our operations from our offices in New York.

Barcelona and Algeciras, Spain
In August 2012, we signed a definitive agreement with Meroil, a Barcelona-based oil and energy logistics company which operates the largest Spanish coastline terminal for petroleum products in the Port of Barcelona, Spain, to secure onshore fuel oil storage capacity in that terminal, and in April 2013, we commenced physical supply operations in Barcelona. We have a license from the Port Authority of Barcelona to act as a physical supplier of marine petroleum products and we operate one double hull bunkering tanker in the area. We purchase our fuel in Barcelona from a variety of different suppliers, including Preem Tupras Co., or Preem Tupras, and Galp Energia SGPS S.A, or Galp Energia. We support our operations from our office in Barcelona, which we lease.
In August 2013, we commenced physical supply operations in Algeciras, Spain. We have a license from the Port Authority of Algeciras to act as a physical supplier of marine petroleum products and we operate one double hull bunkering tanker in the area to provide bunkering services. We purchase our fuel in Algeciras from a variety of different suppliers, including Preem Tupras and Galp Energia. We support our operations from our office in Gibraltar, which we lease.
U.S. East Coast
In December 2013, upon our acquisition of the U.S. East Coast bunkering business from Hess, we commenced operations in the U.S. East Coast. We conduct bunkering operations in this region, and have approximately 250,000 cubic meters of leased tank storage. We supply the heavily trafficked ports of New York, Philadelphia, Baltimore, Norfolk and Charleston. We have a license from the states in the U.S. where we operate. We use third party barges to deliver our products in the area. We purchase our fuel in the region from a variety of different suppliers, including PMI Trading Ltd, or PMI Trading, and BP North America Petroleum. We support our U.S. East Coast operations from our office in New York, which we lease.

U.S. West Coast
In December 2014, we acquired 28,567 metric tons of marine fuel and assumed a storage contract with Vopak Terminal in Los Angeles, California at an auction of the assets of O.W. Bunker. This acquisition has given us access to the ports of Los Angeles and Long Beach, key trade hubs between North America and Asia. We have a license from California and we operate two double hull bunkering tanker in the area. We purchase our fuel in the region from a variety of different suppliers, including PMI Trading. We support our U.S. West Coast operations from our office in New York, which we lease.
Gulf of Mexico
In December 2014, we assumed the contracts for two ocean-going bunkering tankers previously under charter to O.W. Bunker. With these specialized tankers and their highly trained personnel in place, we service the specific needs of vessels transiting the Gulf of Mexico (in U.S. territorial waters). We have a license from the states in the U.S. in which we operate and we purchase our fuel in the region from NuStar Supply and Trading LLC. We support our Gulf of Mexico operations from our office in Piraeus, which we lease.
Germany
In January 2015, we launched physical supply operations in Germany and assumed contracts for two modern bunkering barges in Germany that were also previously under charter to O.W. Bunker, together with approximately 20,000 cubic meters of onshore storage capacity. We have a license from the local tax authorities and we purchase our fuel in the region from a variety of different suppliers, including ARAL AG. We support our operations from our office in Hamburg, which we lease.
South Africa
In March 2016, we commenced physical supply operations in South Africa's Algoa Bay, near Port Elizabeth and Coega Port. We have secured permission from the South African Maritime Safety Authority to deliver bunkers and perform ship-to-ship transfers in Algoa Bay and obtained bunkering licenses from Transnet National Ports Authority in Port Elizabeth and Coega. We currently operate one double hull bunkering tanker and one floating storage facility in the area. We purchase our fuel in the region from various suppliers including Mercuria Energy Group Ltd and the Vitol Group. We support our operations from our office in Port Elizabeth, which we lease.
Our Trading Operations (Montreal, Russia, South America and other regions)
In July 2008, we launched bunker trading operations in Montreal. We support our operations in this region from our office in Montreal, Canada, which we lease.
In February 2015, we launched bunker trading operations in St. Petersburg. We support our operations in this region from our office in St. Petersburg, Russia, which we lease.
In January 2016, we launched bunker trading operations in South America. We support our operations in this region from our office in Rio de Janeiro, Brazil, which we lease.
We also have significant trading activity in Greece, China, Singapore and other worldwide areas and we support our services from our offices in Piraeus, Greece, and Singapore, which we lease.
Sales and Marketing
Most of our marketing, sales, ship-management and other related functions are performed at our main offices in Piraeus, Greece. We also market products and services from our offices in New York (the United States), Vancouver and Montreal (Canada), Singapore, Antwerp (Belgium), St. Petersburg (Russia), Hamburg (Germany) and Rio de Janeiro (Brazil). Our sales force interacts with our established customers and markets our fuel sales and services to large commercial shipping companies and foreign governments. We believe our level of customer service, years of experience in the industry, and reputation for reliability are significant factors in retaining our customers and attracting new customers. Our sales and marketing approach is designed to create awareness of the benefits and advantages of our fuel sales and services. We are active in industry trade shows and other available public forums.
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
Customers
We market marine fuel and related services to a broad and diversified base of customers. During the years ended December 31, 2015, 2014 and 2013, none of our customers accounted for more than 10% of our total revenues. Our customers serviced during the past three years include Greek-owned commercial shipping companies, such as Blue Star Ferries, Neptune Line Shipping and ENESEL S.A., other international shipping companies, such as A.P. Moller and Royal Caribbean Cruises Ltd., fuel traders and brokers, such as World Fuel Services Corporation, and oil majors, such as Exxon Mobil Corporation.
Suppliers
We purchase our marine fuel and lubricants from refineries, oil majors or other select suppliers around the world. In the years ended December 31, 2015, 2014 and 2013, we purchased marine petroleum products of approximately $136.7 million, $348.6 million, and $421.3 million, respectively, or approximately 4% to 7% of our total purchases of marine petroleum products, from our related companies, Aegean Oil and Melco S.A., or Melco. The majority of our purchases of marine petroleum products during the years ended December 31, 2015, 2014 and 2013 were made from unrelated third-party suppliers and totaled $3,716.7 million, $5,937.9 million and $5,604.4 million, respectively, or approximately 93% to 96% of our total purchases of marine petroleum products. Our cost of fuel is generally tied to spot pricing, market-based formulas or is governmentally controlled. We are usually extended trade credit from our suppliers for our fuel purchases, which are generally required to be secured by standby letters of credit or letters of guarantee.
Competition
We compete with marine fuel traders and brokers, such as World Fuel Services Corporation and Chemoil Corporation, and major oil producers, such as BP Marine Limited, Royal Dutch Shell plc, Marine Products Corp. and ExxonMobil Marine Fuel, for services and end customers. We also compete with physical suppliers of marine fuel products, such as CEPSA (Gibraltar) Ltd. and Fujairah National Bunkering Co. LLC, for business from traders and brokers as well as end customers. Our competitors include both large corporations and small, specialized firms. Some of our competitors are larger than we are and have substantially greater financial and other resources than we do. Some of our suppliers also compete against us.
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

April 5, 2005 for ships delivered on April 5, 1977 or earlier; 2005 for ships delivered after April 5, 1977 but before January 1, 1978

Anniversary date in 2006 for ships delivered in 1978 and 1979
Anniversary date in 2007 for ships delivered in 1980 and 1981
Anniversary date in 2008 for ships delivered in 1982
Anniversary date in 2009 for ships delivered in 1983
Anniversary date in 2010 for ships delivered in 1984 or later

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
Revised Annex I to the MARPOL Convention entered into force in January 2007 and has undergone various minor amendments since then. Revised Annex I incorporates various amendments adopted since the MARPOL Convention entered into force in 1983, including the amendments to regulation 13G (regulation 20) and newly adopted regulation 13H (regulation 21). Revised Annex I also imposes construction requirements for oil tankers delivered on or after January 1, 2010. A further amendment to revised Annex I includes an amendment to the definition of HGO that will broaden the scope of regulation 21. On August 1, 2007 regulation 12A (an amendment to Annex I) came into force requiring fuel oil tanks to be located inside the double hull in all ships with an aggregate oil fuel capacity of 600m3 and above which are delivered on or after August 1, 2010, including ships for which the building contract is entered into on or after August 1, 2007 or, in the absence of a contract, for which the keel is laid on or after February 1, 2008. Non-compliance with the ISM Code or with other IMO regulations may subject a shipowner or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in denial of access to, or detention in, some ports including United States and E.U. ports.
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
Sulfur content standards are even stricter within certain ECAs. As of July 1, 2010, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 1.0%, which was further reduced to 0.10% as of January 1, 2015.  Amended Annex VI establishes procedures for designating new ECAs.  The Baltic Sea and the North Sea have been so designated. On August 1, 2012, certain coastal areas of North America were designated ECAs, and effective January 1, 2014, the applicable areas of the United States Caribbean Sea were designated ECAs.  Ocean-going vessels in these areas will be subject to stringent emissions controls and may cause us to incur additional costs. If other ECAs are approved by the IMO or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the EPA or the states where we operate, compliance with these regulations could entail significant capital expenditures, or operational changes, or otherwise increase the costs of our operations.
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
Safety Requirements
The IMO also adopted the International Convention for the Safety of Life at Sea, or the SOLAS Convention, and the International Convention on Load Lines, or the LL Convention, which impose a variety of standards that regulate the design and operational features of ships. The IMO periodically revises the SOLAS Convention and LL Convention standards. The May 2012 SOLAS Convention amendments entered into force as of January 1, 2014. Additionally, the May 2013 SOLAS Convention amendments, pertaining to emergency drills, entered into force in January 2015. The Convention on Limitation for Maritime Claims (LLMC) was amended and the amendments went into effect on June 8, 2015. The amendments alter the limits of liability for a loss of life or personal injury claim and a property claim against ship owners.
The operation of our ships is also affected by the requirements set forth in Chapter IX of the SOLAS Convention, which sets forth the IMO's International Management Code for the Safe Operation of Ships and Pollution Prevention, or the ISM Code. The ISM Code requires ship owners and bareboat charterers to develop and maintain an extensive "Safety Management System" that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies.
The ISM Code requires that vessel operators obtain a safety management certificate, or SMC, for each vessel they operate. This certificate evidences compliance by a vessel's operators with the ISM Code requirements for a safety management system, or SMS. No vessel can obtain an SMC under the ISM Code unless its manager has been awarded a document of compliance, or DOC, issued in most instances by the vessel's flag state. We believe that we have all material requisite documents of compliance for our offices and safety management certificates for vessels in our fleet for which the certificates are required by the IMO. We renew these documents of compliance and safety management certificates as required.
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
In addition, the IMO adopted an International Convention for the Control and Management of Ships' Ballast Water and Sediments, or the BWM Convention, in February 2004. The BWM Convention's implementing regulations call for a phased introduction of mandatory ballast water exchange requirements to be replaced in time with mandatory concentration limits. The BWM Convention will not become effective until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world's merchant shipping. As of early March 2016, 48 states had adopted the BWM Convention coming close to the 35% threshold. Notwithstanding the foregoing, the BWM Convention has not been ratified. Proposals regarding implementation have recently been submitted to the IMO, but we cannot predict the ultimate timing for ratification. Many of the implementation dates originally written into the BWM Convention have already passed, so that once the BWM Convention enters into force, the period for installation of mandatory ballast water exchange requirements would be extremely short, with several thousand ships a year needing to install ballast water management systems (BWMS). For this reason, on December 4, 2013, the IMO Assembly passed a resolution revising the application dates of the BWM Convention so that they are triggered by the entry into force date and not the original dates in the BWM Convention. This in effect makes all vessels constructed before the entry into force date 'existing' vessels, and allows for the installation of a BWMS on such vessels at the first renewal survey following entry into force. Furthermore, in October 2014 the MEPC met and adopted additional resolutions concerning the BWM Convention's implementation. Upon entry into force of the BWM Convention, mid-ocean ballast water exchange would become mandatory for our vessels. When mid-ocean ballast exchange or ballast water treatment requirements become mandatory, the cost of compliance for ocean carriers could be significant and the costs of ballast water treatments may be material. However, many countries already regulate the discharge of ballast water carried by vessels from country to country to prevent the introduction of invasive and harmful species via such discharges. The United States, for example, requires vessels entering its waters from another country to conduct mid-ocean ballast exchange, or undertake some alternate measure, and to comply with certain reporting requirements. Although we do not believe that the costs of compliance with a mandatory mid-ocean ballast exchange would be material, it is difficult to predict the overall impact of such a requirement on our operations.
The IMO continues to review and introduce new regulations.  It is difficult to accurately predict what additional regulations, if any, may be passed by the IMO in the future and what effect, if any, such regulations might have on our operations.
European Union Restrictions
In October 2009, the E.U. amended directive 2005/33/EC to impose criminal sanctions for illicit ship-source discharges of polluting substances, including minor discharges, if committed with intent, recklessly or with serious negligence and the discharges individually or in the aggregate result in deterioration of the quality of water.  Aiding and abetting the discharge of a polluting substance may also lead to criminal penalties.  Member States were required to enact laws or regulations to comply with the directive by the end of 2010.  Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims.
The E.U. has adopted several regulations and directives requiring, among other things, more frequent inspections of high-risk ships, as determined by type, age, and flag as well as the number of times the ship has been detained. The E.U. also adopted and then extended a ban on substandard ships and enacted a minimum ban period and a definitive ban for repeated offenses.  The regulation also provided the E.U. with greater authority and control over classification societies, by imposing more requirements on classification societies and providing for fines or penalty payments for organizations that failed to comply.

Greenhouse Gas Regulation
Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions. The 2015 United Nations Convention on Climate Change Conference in Paris did not result in an agreement that directly limits greenhouse gas emissions from ships. As of January 1, 2013, all new ships must comply with two new sets of mandatory requirements, which were adopted by MEPC in July 2011, in part to address greenhouse gas emissions from ships. Currently operating ships will be required to develop Ship Energy Efficiency Management Plans, and minimum energy efficiency levels per capacity mile will apply to new ships. Our vessels comply with these requirements, and we have regular inspections performed by our personnel to ensure continued compliance. The MEPC is also considering market-based mechanisms to reduce greenhouse gas emissions from ships. The E.U. has proposed legislation that would require the monitoring and reporting of greenhouse gas emissions from marine vessels. In April 2013, the European Parliament rejected proposed changes to the E.U. Emissions Law regarding carbon trading. In April 2015, a regulation was adopted requiring that large ships (over 5,000 gross tons) calling at European ports from January 2018 collect and publish data on carbon dioxide omissions. In June 2013 the European Commission developed a strategy to integrate maritime emissions into the overall E.U. strategy to reduced greenhouse gas emissions. For 2020, the E.U. made a unilateral commitment to reduce overall greenhouse gas emissions from its member states by 20% of 1990 levels. The E.U. also committed to reduce its emissions by 20% under the Kyoto Protocol's second period, from 2013 to 2020. In December 2013, the E.U. environmental ministers discussed draft rules to implement monitoring and reporting of carbon dioxide emissions from ships.
In the United States, the EPA has issued a finding that greenhouse gases endanger the public health and safety and has adopted regulations to limit greenhouse gas emissions from certain mobile sources and proposed regulations to limit greenhouse gases from large stationary sources. Although the mobile source emissions regulations do not apply to greenhouse gas emissions from vessels, such regulation of vessels is foreseeable, and the EPA has in recent years received petitions from the California Attorney General and various environmental groups seeking such regulation. Any passage of climate control legislation or other regulatory initiatives by the IMO, the E.U., the U.S. or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol, that restrict emissions of greenhouse gases could require us to make significant financial expenditures, including capital expenditures to upgrade our vessels, which we cannot predict with certainty at this time.
International Labour Organization
The International Labour Organization (ILO) is a specialized agency of the United Nations with headquarters in Geneva, Switzerland. The ILO has adopted the Maritime Labor Convention 2006 (MLC 2006). A Maritime Labor Certificate and a Declaration of Maritime Labor Compliance will be required to ensure compliance with the MLC 2006 for all ships above 500 gross tons in international trade. The MLC 2006 entered into force on August 20, 2013. Amendments to the MLC 2006 were adopted in 2014 and more amendments were proposed in 2016. MLC 2006 requires us to develop new procedures to ensure full compliance with its requirements.
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
Under OPA, vessel owners and operators are "responsible parties" and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels. OPA defines these other damages broadly to include:
•	injury to, destruction or loss of, or loss of use of, natural resources and the costs of assessment thereof;
•	injury to, or economic losses resulting from, the destruction of real and personal property;
•	net loss of taxes, royalties, rents, fees or net profit revenues resulting from injury, destruction or loss of real or personal property, or natural resources;
•	loss of subsistence use of natural resources that are injured, destroyed or lost;
•	lost profits or impairment of earning capacity due to injury, destruction or loss of real or personal property or natural resources; and
•	net cost of increased or additional public services necessitated by removal activities following a discharge of oil, such as protection from fire, safety or health hazards.

OPA contains statutory caps on liability and damages; such caps do not apply to direct cleanup costs. Effective December 21, 2015, the U.S. Coast Guard has adjusted the limits of OPA liability for non-tanker vessels to the greater of $1,100 per gross ton or $939,800. OPA limits the liability depending on the structure and size of the vessel; but for all tankers, other than single-hull tank vessels, over 3,000 gross tons liability is limited to the greater of $2,200 per gross ton or $18,796,800. These limits are subject to periodic adjustment for inflation. These limits of liability do not apply if an incident was proximately caused by the violation of an applicable U.S. federal safety, construction or operating regulation by a responsible party (or its agent, employee or a person acting pursuant to a contractual relationship), or a responsible party's gross negligence or willful misconduct.  The limitation on liability similarly does not apply if the responsible party fails or refuses to (i) report the incident where the responsibility party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under the Federal Water Pollution Act (Section 311 (c), (e)) or the Intervention on the High Seas Act.
The 2010 Deepwater Horizon oil spill in the Gulf of Mexico may also result in additional regulatory initiatives or statutes, including the raising of liability caps under OPA.  For example, on August 15, 2012, the U.S. Bureau of Safety and Economic Enforcement (BSEE) issued a final drilling safety rule for offshore oil and gas operations that strengthens the requirements for safety equipment, well control systems, and blowout prevention practices. In December 2015, the BSEE announced a new pilot inspection program for offshore facilities. Furthermore, in April 2015, it was announced that new regulations are expected to be imposed in the United States regarding offshore oil and gas drilling. Compliance with any new requirements of OPA may substantially impact our cost of operations or require us to incur additional expenses to comply with any new regulatory initiatives or statutes.
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
Other Environmental Initiatives
The U.S. Clean Water Act, or CWA, prohibits the discharge of oil or hazardous substances in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA. In addition, many U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than U.S. federal law. The EPA and USCG have enacted rules relating to ballast water discharge, compliance with which requires the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, or otherwise restrict our vessels from entering United States waters.
The EPA regulates the discharge of ballast and bilge water and other substances in United States waters under the CWA. The EPA regulations require vessels 79 feet in length or longer (other than commercial fishing vessels and recreational vessels) comply with a permit that regulates ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters—the Vessel General Permit for Discharges Incidental to the Normal Operation of Vessels, or VGP. For a new vessel delivered to an owner or operator after September 19, 2009 to be covered by the VGP, the owner must submit a Notice of Intent at least 30 days before the vessel operates in United States waters. In March 2013, the EPA re-issued the VGP for another five years, and the new VGP took effect in December 2013. The 2013 VGP focuses on authorizing discharges incidental to operations of commercial vessels and the contains ballast water discharge limits for most vessels to reduce the risk of invasive species in United States waters, more stringent requirements for exhaust gas scrubbers and the use of environmentally acceptable lubricants.

U.S. Coast Guard regulations adopted and proposed for adoption under the U.S. National Invasive Species Act, or NISA, also impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering or operating in United States waters, which require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures, or otherwise restrict our vessels from entering United States waters. The U.S. Coast Guard must approve any technology before it is placed on a vessel, but has not yet approved the technology necessary for vessels to meet the foregoing standards.
However, as of January 1, 2014, vessels became technically subject to the phasing-in of these standards. As a result, the USCG has provided waivers to vessels which cannot install the as-yet unapproved technology. The EPA, on the other hand, has taken a different approach to enforcing ballast discharge standards under the VGP. In December 2013, the EPA issued an enforcement response policy in connection with the new VGP in which the EPA indicated that it would take into account the reasons why vessels do not have the requisite technology installed, but will not grant any waivers.
It should also be noted that in October 2015, the Second Circuit Court of Appeals issued a ruling that directed the EPA to redraft the sections of the 2013 VGP that address ballast water. However, the Second Circuit stated that 2013 VGP will remains in effect until the EPA issues a new VGP. It presently remains unclear how the ballast water requirements set forth by the EPA, the USCG, and IMO BWM Convention, some of which are in effect and some which are pending, will co-exist.
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
Vessel Security Regulations
Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. In December 2002, amendments to the SOLAS Convention created a new chapter of the convention dealing specifically with maritime security. The new Chapter XI-2 became effective in July 2004 and imposes various detailed security obligations on vessels and port authorities, and mandates compliance with the ISPS Code. The ISPS Code is designed to enhance the security of ports and ships against terrorism.
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

Inspection by Classification Societies
Our tankers have been certified as being "in-class" by Lloyds Register of Shipping Germanischer Lloyd, American Bureau of Shipping, Det Norske Veritas and Bureau Veritas, all of which are members of the International Association of Classification Societies (IACS). In December 2013, the IACS adopted new harmonized Common Structure Rules that align with IMO goal standards, which apply to oil tankers and bulk carriers constructed on or after July 1, 2015. Generally, the regulations of vessel registries accepted by international lenders in the shipping industry require that an ocean-going vessel's hull and machinery be evaluated by a classification society authorized by the country of registry. The classification society certifies that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the vessel's country of registry and the international conventions of which that country is a member. Each vessel is inspected by a surveyor of the classification society in three surveys of varying frequency and thoroughness: every year for the annual survey, every two to three years for intermediate surveys and every four to five years for special surveys. Should any defects be found, the classification surveyor generally issues a notation or recommendation for appropriate repairs, which have to be made by the shipowner within the time limit prescribed. Vessels may be required, as part of the annual and intermediate survey process, to be drydocked for inspection of the underwater portions of the vessel and for necessary repair stemming from the inspection. Special surveys always require drydocking.
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
Hull and Machinery and War Risk Insurance
We have obtained marine hull and machinery and war risk insurance policies, which provide coverage for the risk of actual or constructive total loss, for all our vessels. Each of our vessels is covered for at least its fair market value.
We have also obtained increased value insurance policies for all of our vessels. Under the increased value insurance, we will be able to recover the sum insured under the policy in addition to the sum insured under our hull and machinery policy in the event of the total loss of the vessel.
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
Aegean Marine Petroleum Network Inc. is a Marshall Islands holding company and we transact our bunkering business primarily through AMP, a wholly-owned subsidiary incorporated in Liberia, and operate in various markets through Aegean Bunkering Gibraltar Ltd., Aegean Bunkering Jamaica Ltd., Aegean Bunkering (Singapore) Pte. Ltd., Aegean Bunkering (Ghana) Limited, Aegean Bunkers at Sea N.V. and Aegean North West Europe NV, ICS Petroleum Ltd., Aegean Bunkering Combustibles Las Palmas S.A., Aegean Bunkering (Morocco) SRL, Aegean Bunkering Trinidad Ltd., Aegean Bunkering (Panama) SA, Aegean Bunkering (Hong Kong) Ltd., Aegean Bunkering (USA) LLC, Aegean Bunkering Germany BD&M GmbH, Aegean BD&M Neva, Aegean Petroleo Ltd., Aegean Bunkering Marine Services Pty Ltd separate wholly-owned subsidiaries incorporated in Gibraltar, Jamaica, Singapore, Ghana, Belgium, British Columbia (Canada), Canary Islands, Morocco, Trinidad and Tobago, Panama, Hong Kong, the United States, Germany, Russia, South America and South Africa, respectively, and Aegean Marine Petroleum LLC, a controlled subsidiary incorporated in the United Arab Emirates, which is 51% owned by a local nominee. We provide the management of our bunkering tankers through Aegean Bunkering Services Inc., or ABS, a wholly-owned subsidiary incorporated in the Marshall Islands, and Aegean Management Services M.C., a wholly owned-subsidiary incorporated in Greece. We provide the marketing and administrative services for our operations through Aegean Oil (USA), LLC and AMPN USA, LLC, our wholly-owned subsidiaries formed in Delaware, the United States, and I.C.S. Petroleum (Montreal) Ltd., our wholly-owned subsidiary incorporated in Canada. We hold certain of our subsidiaries through Aegean Holdings S.A. and Aegean Investments S.A., our wholly-owned subsidiaries incorporated in the Marshall Islands, and we hold our vessel-owning subsidiaries through Aegean Shipholdings Inc., a wholly-owned subsidiary incorporated in the Marshall Islands. On February 25, 2013, our wholly-owned subsidiary incorporated in Marshall Islands, Aegean Tankfarms Holdings S.A., sold its 60% interest in Oil Terminal Consultancy Ltd., a company that owns the 92.5% of Aegean Oil Terminals (Panama) SA, which is incorporated in Panama. Our wholly-owned subsidiaries, AMPNI Investments Ltd. and AMPNI Holdings Ltd., are incorporated in Cyprus and hold our acquisitions performed during 2010 in Belgium and Las Palmas.
Currently, we own our vessels through separate wholly-owned subsidiaries listed in the following table:
Vessel-owning Subsidiary	Country of Incorporation	Vessel Name
Aegean Rose Maritime Company	Greece	Aegean Rose
Aegean Tiffany Maritime Company	Greece	Aegean Tiffany
Aegean Breeze Maritime Company	Greece	Aegean Breeze I
Aegean Gas Maritime Company	Greece	Mediterranean
Sea Breezer Marine S.A.	Marshall Islands	Aegean Princess
Milos Shipping (Pte.) Ltd.	Singapore	Milos
Aegean Bunkers at Sea NV	Belgium	Sara
Serifos Shipping (Pte.) Ltd.	Singapore	Serifos
Kithnos Maritime Inc.	Marshall Islands	Kithnos
Amorgos Maritime Inc.	Marshall Islands	Amorgos
Kimolos Maritime Inc.	Marshall Islands	Kimolos
Syros I Maritime Inc.	Marshall Islands	Syros
Mykonos I Maritime Ltd.	Cyprus	Mykonos
Santorini I Maritime Ltd.	Cyprus	Santorini
Paros Maritime Inc.	Marshall Islands	Paros I
Tempest Shiptrade Ltd	Marshall Islands	Naxos
Eton Marine Ltd.	Liberia	Patmos
Tasman Seaways Inc.	Liberia	Kalymnos
West Coast Fuel Transport Ltd.	British Columbia (Canada)	PT25
Aegean Maistros Maritime Company	Greece	Aegean Orion
Aegean Ship III Maritime Company	Greece	Aegean III
Aegean Ship VIII Maritime Company	Greece	Aegean VIII
Aegean Ace Maritime Company	Greece	Aegean Ace
Paxoi Marine S.A.	Liberia	Paxoi
Kerkyra Marine S.A.	Liberia	Kerkyra
Ithaki Marine S.A.	Liberia	Ithaki
Cephallonia Marine S.A.	Liberia	Kefalonia
ICS Petroleum Ltd.	British Columbia (Canada)	PT22
AMP Maritime S.A.	Liberia	Aegean Champion
Zakynthos Marine S.A.	Liberia	Zakynthos
Andros Marine Ltd.	Cyprus	Andros
Ios Marine Inc.	Liberia	Lefkas
Dilos Marine Inc.	Liberia	Dilos
Ios Shipping Ltd.	Malta	Ios I
Kythira Marine S.A.	Liberia	Kythira
Benmore Services S.A.	Liberia	Nisyros
Sealand Navigation Inc.	Marshall Islands	Karpathos
Santon Limited	Liberia	Leros
Kassos Navigation S.A.	Liberia	Kassos
Aegean Barges NV	Belgium	Colorado
Aegean Barges NV	Belgium	New Jersey
Symi Navigation S.A.	Liberia	Symi
Aegean North West Europe NV	Belgium	Willem SR(1)
Aegean Barges NV	Belgium	Texas
Seatra BVBA	Belgium	Montana
Sifnos Marine Inc.	Liberia	Anafi
Aegean VII Shipping Ltd	Malta	Sikinos
Tilos Shipping (Pte) Ltd	Singapore	Tilos
Halki Navigation S.A.	Liberia	Halki
Aegean North West Europe NV	Belgium	Florida(1)
ICS Petroleum Ltd.	British Columbia (Canada)	PT40
Aegean Tanking S.A.	Liberia	Umnenga
____________
(1) 10% ownership interest.

D.	Property, Plants and Equipment
Real Property
The following table presents certain information relating to our leased and owned properties as of April 28, 2016. We consider our properties to be suitable and adequate for our present needs.
Location	Principal Use	Leased or Owned	Lease Expiration Date
Piraeus, Greece	Business coordination center and ship-management office	Leased	March 2023
Fujairah, United Arab Emirates	Administrative and operations office	Leased	October 2058
Dubai, United Arab Emirates	Administrative and operations office	Leased	July 2016
Gibraltar	Administrative and operations office	Leased	April 2040
Kingston, Jamaica	Administrative office and land	Owned	-
Singapore	Administrative and operations office	Leased	September 2016
Antwerp, Belgium	Administrative and operations office	Owned	-
Edgewater, New Jersey, U.S.A.	Property leased to third-party	Owned	-
New York, New York, U.S.A.	Administrative and operations office	Leased	December 2016
Connecticut, New York, U.S.A.	Administrative and operations office	Leased	January 2018
Nicosia, Cyprus	Administrative office	Leased	May 2016
Vancouver, Canada	Administrative and operations office	Leased	December 2016
Montreal, Canada	Sales and marketing office	Leased	January 2017
Port of Spain, Trinidad	Administrative and operations office	Leased	March 2017
Las Palmas, Canary Islands	Administrative and operations office and storage facility	Leased	December 2027
Tangiers, Morocco	Storage facility	Leased	November 2031
Fujairah, United Arab Emirates	Storage facility	Leased	October 2058
Barcelona	Storage facility and operations office	Leased	April 2022
Los Angeles, California, U.S.A.	Storage facility	Leased	April 2021
Hamburg, Germany	Storage facility and operations office	Leased	December 2019
St. Petersburg, Russia	Administrative and operations office	Leased	May 2016
Rio de Janeiro, Brazil	Administrative and operations office	Leased	August 2018
Port Elizabeth, South Africa	Administrative and operations office	Leased	June 2018

Our Fleet
The following table lists our fleet as of April 28, 2016.
Name	Double Hull	Flag	Build	Dwt
Bunkering Tankers:
Symi	Yes	Liberia	2012	6,270
Zaria*	Yes	Netherlands	2012	2,236
Halki	Yes	Gibraltar	2011	6,256
Sikinos	Yes	Malta	2011	4,595
Anafi	Yes	Gibraltar	2011	4,584
Tilos	Yes	Singapore	2011	6,263
Eva Schulte*	Yes	Singapore	2010	16,621
Dilos	Yes	Liberia	2010	4,593
Ios I	Yes	Malta	2010	4,620
Kythira	Yes	Liberia	2010	6,314
Nisyros	Yes	Gibraltar	2010	6,312
Karpathos	Yes	Greece	2010	6,247
Leros	Yes	Panama	2010	6,311
Kassos	Yes	Gibraltar	2010	6,256
Lefkas	Yes	Liberia	2010	6,321
Andros	Yes	Gibraltar	2010	4,605
Zakynthos	Yes	Gibraltar	2010	6,303
Naxos	Yes	Greece	2009	4,626
Kerkyra	Yes	Panama	2009	6,290
Paxoi	Yes	Liberia	2009	6,310
Kalymnos	Yes	Liberia	2009	6,283
Kefalonia	Yes	Liberia	2009	6,272
Ithaki	Yes	Liberia	2009	6,272
Syros	Yes	Liberia	2008	4,596
Patmos	Yes	Liberia	2008	6,262
Paros I	Yes	Liberia	2008	4,629
Mykonos	Yes	Gibraltar	2008	4,626
Santorini	Yes	Gibraltar	2008	4,629
Kimolos	Yes	Liberia	2008	4,664
Eloise*	Yes	Netherlands	2008	2,300
Kithnos	Yes	Malta	2007	4,626
Amorgos	Yes	Gibraltar	2007	4,664
Serifos	Yes	Singapore	2007	4,664
Milos	Yes	Singapore	2007	4,626
Aegean Tiffany	Yes	Greece	2004	2,747
Aegean Breeze I	Yes	Greece	2004	2,747
Umnenga	Yes	Liberia	1993	66,895
Aegean Ace	Yes	Greece	1992	1,615
Aegean Princess	Yes	Gibraltar	1991	7,030
Aegean Champion	Yes	Liberia	1991	23,400
Sara	Yes	Malta	1990	7,389
Aegean III	Yes	Greece	1990	2,973
Aegean VIII	Yes	Greece	1990	2,973
Aegean Rose	Yes	Greece	1988	4,935
David Fanning*	Yes	U.S.A.	2008	5,369
Webb Moffett*	Yes	U.S.A.	2009	8,864

In-Land Waterway Bunkering Tankers:
Beryl*	Yes	Luxemburg	2014	2,468
Florida	Yes	Belgium	2011	1,533
Montana	Yes	Belgium	2011	4,319
Mozart*	Yes	Belgium	2011	2,799
Alaska*	Yes	Netherlands	2010	3,778
Onyx*	Yes	Luxemburg	2010	2,979
New York*	Yes	Belgium	2009	4,298
Willem Sr.	Yes	Netherlands	2006	3,180
New Jersey	Yes	Belgium	2006	4,100
Alexia*	Yes	Belgium	2005	3,550
Beethoven*	Yes	Belgium	2005	3,179
Tanzanite*	Yes	Belgium	2004	4,068
Colorado	Yes	Belgium	2004	5,578
Texas	Yes	Belgium	2003	4,165

Bunkering Barges:
PT40	Yes	Canada	2014	4,222
PT22	Yes	Canada	2001	2,315
PT25	No	Canada	1988	2,560

Special Purpose Vessel:
Aegean Orion	No	Greece	1991	550

Floating Storage Facility:
Mediterranean	Yes	Greece	1982	19,894

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
In addition, operate land-based storage facilities in the United States, Morocco, Canary Islands, Spain, Panama, and Germany, where we store marine fuel in terminals with storage capacity of approximately 295,000, 218,000, 79,000, 52,000, 32,000, and 20,000 cubic meters, respectively. In addition, we, through our wholly owned subsidiary, Aegean Oil Terminal Corporation, own and operate a land-based storage facility in Fujairah, United Arab Emirates, with storage capacity of 465,000 cubic meters, representing 40.1% of our aggregate storage capacity. We may also consider the construction of land-based storage facilities in other areas depending on market prospects and the availability of financing.
ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS
The following management's discussion and analysis of the results of our operations and financial condition should be read in conjunction with the consolidated financial statements and the notes to those statements inlcuded elsewhere in this annual report.  This discussion includes forward-looking statements that involve risks and uncertainties.  Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, such as those set forth in "Item 3. Key Information—D. Risk Factors" and elsewhere in this report.
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
We purchase marine petroleum products from reputable suppliers under either long-term supply contracts or on the spot markets at a margin over PLATTS prices. Except for our service centers in Gibraltar, the United Arab Emirates, the United Kingdom (until September 2015), Las Palmas, Panama, Barcelona, the U.S. East and West Coasts, Germany, and South Africa, we generally take deliveries of the products on the day of, or a few days prior to, the delivery of the products to our customer's vessel. In Gibraltar, the United Arab Emirates, the United Kingdom (until September 2015), Las Palmas, Panama, Barcelona, the U.S. East and West Coasts, Germany, and South Africa, we utilize our owned or leased storage facilities to generally take deliveries of products more than one but less than two weeks prior to delivery of the products to our customers. The cost of our marine fuel purchases is generally fixed at the date of our agreement, which is prior to the loading from the supplier's premises. Generally, under our long-term supply contracts, the supplier undertakes to supply us with a minimum quantity of marine fuel per month, subject to the agreed quantity as per our contract. Price calculations vary from supplier to supplier in terms of the supplier's margins, the referenced PLATTS prices and the calculation of the average PLATTS price. Depending on the agreement with each supplier, the referenced PLATTS price could be the spot price or an average price over a specified period.
We deliver marine petroleum products to our customers mainly through our bunkering vessels. We are responsible for paying our tankers' operating expenses, including the cost of crewing, insuring, repairing and maintaining the vessel, spares and consumable stores, tonnage taxes and other vessel-related expenses. Our bunkering tankers are not used for the transportation of petroleum products across oceans. Accordingly, a significant portion of our vessel operating expenses are fixed or semi-variable (e.g., a bunkering tanker's insurance costs, crew wages and certain other costs are incurred irrespective of the number of sales deliveries it makes during a period) and, as a group, represent the most significant operating expense for us other than the cost of the marine petroleum products to be sold to our customers.
We incur overhead costs to support our operations. In general, the logistics of purchasing marine fuel from suppliers and selling and delivering the fuel to customers are managed and coordinated by employees at our marketing and operating office in Greece, employees at our local service centers and the crews of our bunkering tankers.
Factors Affecting Our Results of Operations
We believe that the important measures for analyzing trends in our results of operations consist of the following:
•	Sales volume of marine fuel. We define the sales volume of marine fuel as the volume of sales of various classifications of marine fuel oil, or MFO, marine diesel oil, or MDO, and marine gas oil, or MGO, for the relevant period, measured in metric tons. The sales volume of marine fuel is an indicator of the size of our operations as it affects both the sales and the cost of marine petroleum products recorded during a given period. Sales volume of marine fuel does not include the sales volume of lubricants due to insignificant volumes for all periods presented.
•	Gross spread on marine petroleum products and gross spread per metric ton of marine fuel sold. Gross spread on marine petroleum products represents the margin that we generate on sales of marine fuel and lubricants. Gross spread on marine fuel represents the margin that we generate on sales of various classifications of MFO or MGO. Gross spread on lubricants represents the margin that we generate on sales of lubricants. We calculate the gross spreads by subtracting from the sales of the respective marine petroleum product the cost of the marine petroleum product sold. For arrangements in which we physically supply marine petroleum products using our bunkering tankers, costs of marine petroleum products sold represent amounts paid by us for marine petroleum products sold in the relevant reporting period. For arrangements in which marine petroleum products are purchased from our related company, Aegean Oil, cost of marine petroleum products sold represents the total amount paid by us to the physical supplier for marine petroleum products and their delivery to our customers. Gross spread per metric ton of marine fuel sold represents the margins we generate per metric ton of marine fuel sold. We calculate gross spread per metric ton of marine fuel sold by dividing the gross spread on marine fuel by the sales volume of marine fuel. Marine fuel sales do not include sales of lubricants. For arrangements in which we purchase cargos for our floating storage facilities, cargo transportation costs are either included in the purchase price of marine fuels that we paid to the supplier or to a third-party transportation provider.

The following table reflects the calculation of gross spread per metric ton of marine fuel sold for the periods presented:
	For the Year Ended December 31,

	2015	2014	2013	2012	2011

	(in thousands of U.S. dollars, unless otherwise stated)

Sales of marine petroleum products	4,155,502	6,590,998	6,282,466	7,208,440	6,925,582
Less: Cost of marine petroleum products sold	3,853,450	6,286,453	6,025,742	6,939,636	6,668,622
Gross spread on marine petroleum products	302,052	304,545	256,724	268,804	256,960
Less: Gross spread on lubricants	5,210	2,948	3,914	3,077	1,965
Gross spread on marine fuel	296,842	301,597	252,810	265,727	254,995

Sales volume of marine fuel (metric tons)	13,482,478	11,332,385	9,941,061	10,620,864	10,646,271

Gross spread per metric ton of marine fuel sold (in U.S. dollars)	22.0	26.6	25.4	25.0	24.0

The following table reconciles our gross spread on marine petroleum products sold to the most directly comparable U.S. GAAP measure, gross profit, for all periods presented:
	For the Year Ended December 31,
	2015	2014	2013	2012	2011

	(in thousands of U.S. dollars, unless otherwise stated)
Gross spread on marine petroleum products	302,052	304,545	256,724	268,804	256,960
Add: Voyage revenues	28,780	30,410	25,049	22,726	22,775
Add: Other revenues	47,372	40,393	27,214	27,794	17,108
Less: Cost of voyage revenues	14,827	14,729	16,202	15,136	19,251
Less: Cost of other revenues	31,548	23,525	6,793	1,539	1,294
Gross profit	331,829	337,094	285,992	302,649	276,298

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

•	EBITDA represents net income before interest, taxes, depreciation and amortization. EBITDA does not represent and should not be considered as an alternative to net income, operating income or any other indicator of the Company's performance, as determined by U.S. GAAP, and our calculation of EBITDA may not be comparable to that reported by other companies. EBITDA is included herein because it is a basis upon which we assess our performance and because we believe that it presents useful information to investors regarding the Company's ability to service and/or incur indebtedness. The following table reconciles net income, the most directly comparable U.S. GAAP measure, to EBITDA for the periods presented:
	For the Year Ended December 31,
	2015	2014	2013	2012	2011
	(in thousands of U.S. dollars, unless otherwise stated)
Net income attributable to AMPNI shareholders	35,880	17,590	27,063	20,077	10,228

Add: Net financing cost	37,556	33,781	27,998	31,069	27,807
Add: Income taxes	3,446	464	(978)	4,122	5,428
Add: Depreciation and amortization	33,924	30,184	29,148	31,180	30,328

EBITDA	110,806	82,019	83,231	86,448	73,791

•	Number of markets served. The number of markets served is an indicator of the geographical distribution of our operations and affects both the amount of revenues and expenses that we record during a given period. The number of markets served includes our operations in the Greece (Piraeus and Patra), Gibraltar, United Arab Emirates (Fujairah, Khor Fakkan), Northern Europe (the ARA region and Belgium), Jamaica, Singapore, Canada (Vancouver and Montreal), United Kingdom (Portland until September 2015 and French Atlantic), Southern Caribbean (Trinidad and Tobago), Morocco (Tanger-Med), Canary Islands (Las Palmas and Tenerife beginning in June 2011), Panama, Hong Kong (from September 2012 until June 2013), Spain (Barcelona and Algeciras, beginning in April 2013 and August 2013, respectively), the U.S. East and West Coasts (beginning in December 2013 and December 2014, respectively), the Gulf of Mexico (beginning in December 2014), Germany (beginning in January 2015), Russia (beginning in February 2015), South America (beginning in January 2016) and South Africa (beginning in March 2016).
•	Average number of operating bunkering vessels. Average number of operating bunkering vessels is the number of operating bunkering vessels in our fleet for the relevant period, as measured by the sum of the number of days each bunkering vessel was used as a part of our fleet during the period divided by the cumulative number of calendar days in the period multiplied by the number of operating bunkering vessels at the end of the period. This figure does not take into account non-operating days due to either scheduled or unscheduled maintenance. The average number of operating bunkering vessels is an indicator of the size of our fleet and operations and affects both the amount of revenues and expenses that we record during a given period.

The following table reflects our sales volume of marine fuel, gross spread on marine petroleum products, gross spread per metric ton of marine fuel sold, number of service centers and average number of operating bunkering vessels for the periods indicated:
	Year Ended December 31,
	2015	2014	2013

Sales volume of marine fuel (metric tons)	13,482,478	11,332,385	9,941,061
Gross spread on marine petroleum products (in thousands of U.S. dollars)	302,052	304,545	256,724
Gross spread per metric ton of marine fuel sold (in U.S. dollars)	22.0	26.6	25.4
Number of markets served, end of year	31	29.0	27.0
Average number of owned and operated bunkering vessels	48.8	50.2	53.8

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
We sell and deliver marine petroleum products to a broad and diversified customer base, including international commercial shipping companies, governments and marine fuel traders and brokers. For the years ended December 31, 2015, 2014 and 2013, none of our customers accounted for more than 10% of our total revenues.
The commercial shipping industry generally purchases marine fuel on a spot basis and historically we have not had any long-term sales volume contracts with customers. On March 1, 2006, however, we entered into a long-term contract to supply minimum quantities of fuel at fixed prices to a commercial customer in Jamaica, which is scheduled to expire on December 31, 2018. As we expand our global network and increase our geographical coverage, we expect some of our customers to enter into long-term sales volume contracts.
In addition to our physical supply operations, from time to time, we may act as a trader, generally in locations where we do not have service centers. This business involves activities whereby we contract with third-party physical suppliers to sell us marine fuel and deliver the marine fuel to a customer in the relevant location. Accordingly, our trading activities do not involve our physical possession of marine fuel and require less complex logistical operations and infrastructure. As such, we typically earn a significantly lower gross spread from our trading activities than from our physical supply activities.
We purchase and take delivery of marine petroleum products from various suppliers under long-term volume contracts or on the spot market. Long-term supply contracts from third-parties allow us to minimize our exposure to supply shortages. In general, at each of our service centers except for Gibraltar, Morocco, the United Arab Emirates, the Canary Islands, Barcelona, the U.S. East and West Coasts, Germany and South Africa, we purchase from local supply sources.

Our cost of marine petroleum products includes purchases from related companies. In Greece, we purchase marine petroleum products from our related company Aegean Oil, which charges us its actual cost of the marine petroleum products plus a margin, pursuant to a supply contract that currently expires on December 31, 2016 and is renewable annually. For further discussion of our marine petroleum products purchases from Aegean Oil, please refer to the section of this annual report entitled "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Aegean Oil S.A."
The following table reflects our cost of marine petroleum products sold, including the cargo transportation cost, incurred from third-party suppliers and from our related company suppliers for the periods indicated.
	Year Ended December 31,
	2015	2014	2013
	(in thousands of U.S. dollars)
Third-party suppliers	3,716,726	5,934,927	5,602,389
Related company suppliers	136,724	351,526	423,353
Total	3,853,450	6,286,453	6,025,742
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
Voyage Revenues
Our voyage revenues, included in our total revenues, are primarily derived from the employment of our vessels, the Naxos and the Karpathos, under contracts with Aegean VIII, a company owned and controlled by relatives of Mr. Dimitris Melisanidis, our founder and Head of Corporate Development. During the years ended December 31, 2015 and 2014, we recorded revenue of $5.3 million and $3.4 million, respectively, in aggregate under these contracts.
Four of our vessels, the Aegean III, the Aegean VIII, the Aegean Tiffany, and the Aegean Breeze I, are employed under a contract with an unaffiliated third-party for the distribution of refined marine petroleum products to Greek ports. During the years ended December 31, 2015, 2014 and 2013, we recognized $2.3 million, $2.7 million and $3.3 million, respectively, of revenue under this contract.
Two of our vessels, the Amorgos and the Karpathos, were employed under contracts with Aegean V, a company owned and controlled by relatives of Mr. Dimitris Melisanidis. During the years ended December 31, 2015, 2014 and 2013, we recorded revenue of $0, $1.8 million, and $8.8 million, respectively, under these contracts, which expired during 2014.
During the year ended December 31, 2015, 2014, and 2013, several of our vessels were employed under contracts with Aegean Oil, a company owned and controlled by relatives of Mr. Dimitris Melisanidis. During the years ended December 31, 2015, 2014, and 2013, we recorded aggregate revenue of $2.7 million, $0, and $0, respectively, under these contracts.
During the years ended December 31, 2015, 2014 and 2013, the Aegean III, the Aegean VIII, the Aegean Tiffany, and the Aegean Breeze I, were employed under contracts with Hellenic Environmental Center, a company owned and controlled by relatives of Mr. Dimitris Melisanidis and recorded revenue of $0.1, $0.1 and $0.1, respectively.
Our voyage revenues are also derived from the employment of our vessels under charter agreements and the employment of our bunkering tankers under contracts with other unaffiliated third parties. During the years ended December 31, 2015, 2014 and 2013, we recorded revenue of $18.4 million, $22.4 million and $12.8 million, respectively, under these contracts.
Please also refer to the table in Note 18 to our consolidated financial statements included herein.
Other Revenues
Other revenues, included in our total revenues, consist of brokerage and agency fees, throughput fees, demurrages and storage fees. These revenues are recognized when services are performed and collectability is reasonably assured. Please also refer to the table in Note 18 to our consolidated financial statements included herein.

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
We employ salaried employees at our offices in Greece, New York, Belgium, Singapore and Germany, where most of our sales and marketing, operations and technical departments are located, and at each of our service centers. We maintain a minimal number of salaried employees at our service centers, where we typically employ a local operations manager and staff to support the logistical aspects of our operations.
The cost of our vessels depreciates on a straight-line basis over the expected useful life of each vessel. We follow the deferral method of accounting for drydocking costs under which actual costs incurred are deferred and amortized on a straight-line basis over the period through the date the next drydocking is scheduled.
Our selling and distribution costs have been reduced over the past three years by selling our older or single hull vessels, which we assessed to be non-essential for our business. During the year ended December 31, 2015, our selling and distribution costs decreased due to the effects of the decrease in marine fuel prices on our bunker consumption.
General and administrative expenses
We separately present the general and administrative expenses, which mainly consist of the salaries and wages of the management and the general directors, the office administrative, legal, accounting and finance personnel, the depreciation of the office property, equipment and other fixed assets and the general office expenses, legal, auditing and professional fees, communal charges, travel expenses, maintenance of the Company's property, rent and utilities. During the year ended December 31, 2015, our general and administrative expenses have increased due to the expansion of our business into new service centers.
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
Our corporate income tax exposure is in taxable jurisdictions, such as Gibraltar, Jamaica, Singapore, Belgium, the United States, Canada and Germany.
Our business is affected by taxes imposed on the purchase and sale of marine petroleum products in various jurisdictions in which we operate from time to time. These taxes include income, sales, excise, goods and services taxes, value-added taxes and other taxes. Other than in the United States, Canada and Belgium, we do not pay a material amount of tax in any jurisdiction in which we operate. For the year ended 2015, our income tax amounted to $3.4 million. For the year ended December 31, 2014, our income tax amount to $0.5 million and for the year ended December 31, 2013, we recorded a tax benefit of $1.0 million. The income tax amounts are mainly attributable to our United States, Canadian and Belgian operations.
Results of Operations
Year ended December 31, 2015 compared to the year ended December 31, 2014
Sales of Marine Petroleum Products.  Sales of marine petroleum products decreased by $2,435.5 million, or 37.0%, to $4,155.5 million for the year ended December 31, 2015, compared to $6,591.0 million for the year ended December 31, 2014. The decrease was primarily attributable to a decrease of $3,083.9 million related to a decrease in the price of marine fuel and a decrease of $6.6 million related to a decrease in lubricants sales, which was partially offset by an increase of $655.0 million which was attributable to an increase in marine fuel sales volume. Sales volume of marine fuel increased by 2,150,093 metric tons, or 19.0%, to 13,482,478 metric tons for the year ended December 31, 2015, compared to 11,332,385 metric tons for the year ended December 31, 2014, due to our expansion into new markets.
Voyage Revenues. Voyage revenues decreased by $1.6 million, or 5.3%, to $28.8 million for the year ended December 31, 2015, compared to $30.4 million for the year ended December 31, 2014. The decrease was attributable to the expiration of the charter out of our leased vessel, the Charleston.
Other Revenues. Other revenues increased by $7.0 million, or 17.3%, to $47.4 million for the year ended December 31, 2015, compared to $40.4 million for the year ended December 31, 2014. The increase in other revenues for the year ended December 31, 2015, was attributable to the storage revenue we received from our facility in Fujairah.
Revenues from related companies. Revenues from related companies included in the sales of marine petroleum products and voyage revenues for the year ended December 31, 2015 were $11.7 million and $8.2 million, respectively, compared to $31.2 million and $5.3 million, respectively, for the year ended December 31, 2014. Voyage revenues from related companies increased mainly due to revenues of $2.7 million under our new contract with Aegean Oil.
Cost of revenue. The cost of sales of marine petroleum products decreased by $2,433.0 million, or 38.7%, to $3,853.5 million for the year ended December 31, 2015, compared to $6,286.5 million for the year ended December 31, 2014. The decrease in the cost of marine petroleum products was attributable to the decrease in the price of marine fuel. The cost of purchases from related parties included in the cost of sales of marine petroleum products decreased by $214.8 million, or 61.1%, to $136.7 million for the year ended December 31, 2015 due to the price decline of approximately 50%, compared to $351.5 million for the year ended December 31, 2014. The cost of voyage and other revenues for the year ended December 31, 2015 increased by $8.1 million, or 21.1%, to $46.4 million for the year ended December 31, 2015 due to costs related to our storage facility in Fujairah, compared to $38.3 million for the year ended December 31, 2014.
Gross Profit and Gross Spread on Marine Petroleum Products. Gross spread on marine petroleum products decreased slightly by $2.4 million, or 0.8%, to $302.1 million for the year ended December 31, 2015, compared to $304.5 million for the year ended December 31, 2014. The contribution of the gross profit on voyage and other revenues for the year ended December 31, 2015 was $14.0 million and $15.8 million, respectively, compared to 15.7 million and $16.9 million respectively, for the year ended December 31, 2014. Our gross spread per metric ton of marine fuel sold during the year ended December 31, 2015 decreased by $4.2, or 15.8%, to $22.0, compared to $26.6 for the year ended December 31, 2014. Gross spreads per metric ton do not generally increase or decrease proportionately with the price of marine fuel. Accordingly, gross spread on marine petroleum products, as a percentage of total revenues, for the year ended December 31, 2015, increased to 7.1%, from 4.6%, for the year ended December 31, 2014. Gross spread on marine petroleum products and gross spread per metric ton of marine fuel sold are non-U.S. GAAP measures and should not be considered as alternatives to operating income, net income or other U.S. GAAP measures and may not be comparable to similarly titled measures of other companies. Please see "—Factors Affecting Our Results of Operations" for a reconciliation of gross spread on marine petroleum products to the most directly comparable U.S. GAAP measure.

Selling and Distribution. Selling and distribution expenses decreased by $15.7 million, or 7.1%, to $205.1 million for the year ended December 31, 2015, compared to $220.8 million for the year ended December 31, 2014. This decrease was mainly due to the drop in our bunkers consumption after the decrease in marine fuel prices.
General and Administrative. General and administrative expenses increased by $5.2 million, or 13.6%, to $43.3 million for the year ended December 31, 2015, compared to $38.1 million for the year ended December 31, 2014. This increase derives from the new offices we established during the year as a result of our expansion into new markets.
Interest and Finance Costs.  Interest and finance costs increased by $3.7 million, or 10.9%, to $37.6 million for the year ended December 31, 2015, compared to $33.9 million for the year ended December 31, 2014, mainly due to the end of the interest capitalization period.
Income taxes.  Income tax expense increased by $3.0 million, or 750%, to $3.4 million for the year ended December 31, 2015, compared to $0.4 million for the year ended December 31, 2014, mainly due to the higher operating income of our taxable entities.
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
Selling and Distribution. Selling and distribution expenses increased by $19.2 million, or 9.5%, to $220.8 million for the year ended December 31, 2014, compared to $201.6 million for the year ended December 31, 2013. This increase was mainly due to our acquisition of the U.S. East Coast business incurred on December 18, 2013. Please also refer to Note 3 to our consolidated financial statements included herein.

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
Income taxes.  Income taxes increased by $1.4 million, or 140%, to $0.4 million income tax expense for the year ended December 31, 2014, compared to $1.0 million income tax benefit for the year ended December 31, 2013, mainly due to the higher operating income of our taxable entities.
Inflation
Inflation has had only a moderate effect on our expenses given recent economic conditions. In the event that significant global inflationary pressures appear, these pressures would increase our operating costs.
Critical Accounting Policies
The discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of such financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of our consolidated financial statements. Historically our estimates have been fairly accurate; however, actual results may differ from these estimates under different assumptions and conditions.
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
An increase in the estimated useful life of a tanker or in its estimated residual value would have the effect of decreasing the annual depreciation charge and extending it into later periods. A decrease in the estimated useful life of a tanker or in its estimated residual value would have the effect of increasing the annual depreciation charge and may result in an impairment charge. A 20% decrease in the remaining estimated useful lives of our vessels would increase our depreciation charge for the year ended December 31, 2015 by $4.3 million.
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
Goodwill and intangible assets
Intangible assets consist of concession agreements, in the United Kingdom (until September 2015), Canary Islands and Panama, a non-compete covenant in Belgium, an acquired time chartering agreement in the United States (until September 2014) and goodwill derived from the Company's acquisitions in Belgium, Canada and United States. In connection with the acquisitions of Portland Bunkers International Limited, Las Palmas Business and Panama, we recorded identifiable intangible assets and concession agreements which convey to an exclusive right to perform bunkering operations in the port of Portland, Las Palmas and Panama over a specified period of time. In September 2015, we ceased our operations in the Portland terminal and we wrote off the unamortized value of the intangible asset associated with the concession agreement we were granted by the Portland Port Authorities. These assets are being amortized over their useful life. In connection with our acquisition of the U.S. East Coast business, we acquired an agreement for the chartering-in of a barging vessel. We recorded the estimated fair value of this acquired agreement, which includes a fixed day rate that is below the day rate available as of the acquisition date, and we amortized it over the duration of the contract. Goodwill derived from our acquisitions is not amortized, but reviewed as of December 31 of each year for impairment. We also evaluate goodwill for impairment at any time that events occur or circumstances change indicating a possible impairment. The Company tests for goodwill impairment using the two-step process. The first step is a screen for potential impairment, while the second step measures the amount of impairment. Fair values are derived using discounted cash flow analysis.
We calculated the fair value of the reporting unit using the discounted cash flow method, and determined that the fair value of the reporting unit exceeded its book value, including the goodwill. The discounted cash flows calculation is subject to historical data and to management judgment related to revenue growth, capacity utilization, the weighted average cost of capital of approximately 8%, and the future price of marine fuel products. Although we believe that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are subjective. We perform sensitivity tests on our sale volume, gross spread, net operating cash flows, average inflation and growth rate. No impairment loss was recorded for any of the periods presented.

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
	Average Number of Vessels		Drydock Costs
Year Ended December 31,	Bunkering	Non-bunkering	As Reported	As Incurred
			(in thousands of U.S. dollars)
2015	48.8	14.9	6,704	8,690
2014	50.2	14.8	5,536	10,229
2013	53.8	9.2	7,078	8,929

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
Recent Developments
On January 8, 2016, we commenced bunker trading operations in the South American market.
On March 31, 2016, we commenced physical supply operations in South Africa's Algoa Bay.
On March 23, 2016, we took delivery of Umnenga, a 66,895 dwt double-hull bunkering tanker built in 1993, to deploy in our service station in South Africa. The vessel was purchased from a third-party seller for $8.6 million. The vessel purchase was financed with a portion of the proceeds we received from a new $13 million credit facility, with the remainder of proceeds used to repay the 2008 Overdraft Facility (see "B.–Liquidity and Capital Resources" below).
On April 14, 2016, we signed a Memorandum of Agreement to sell our vessel Aegean Champion, a 23,400 dwt double hull bunkering tanker built in 1991, to a third-party purchaser for a purchase price of $5.7 million, resulting in a total loss of approximately $1.5 million.  We expect to deliver this vessel to its new owner on May 9, 2016.
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

Our cash is primarily denominated in U.S. dollars because our sales of marine petroleum products are denominated in U.S. dollars. Our service centers pay their operating expenses in various currencies, primarily the Euro, the United Arab Emirates dirham, the Gibraltar pound, the Canadian dollar, the Jamaican dollar, the Singapore dollar, the Russian ruble, the South African rand, and the Brazilian real. Our treasury department transfers cash to our service centers monthly on an as-needed basis and, accordingly, we maintain low levels of foreign currency at our service centers.
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
Borrowings
As of December 31, 2015 and 2014, we had the following outstanding borrowings:

Date of Facility		Outstanding balance as of December 31, 2015	Outstanding balance as of December 31, 2014
Credit Facilities		(in millions of U.S. dollars)
2015 Fujairah Credit Facility	October 7, 2015	119.8	-
2014 Long Term Loan Agreement	March 21, 2014	3.8	4.2
2014 Uncommitted Working Capital Facility	August 12, 2015	80.0	110.5
2013 Secured Multicurrency Revolving Credit Facility	September 16, 2015	239.2	316.5
2013 Fujairah Credit Facility	March 11, 2013	-	59.0
2010 Newbuilding Secured Loan Facility	April 1, 2010	4.2	5.2
2010 Newbuilding ANWE Loan Facility	April 1, 2010	1.0	1.4
2008 Overdraft Facility	May 31, 2015	5.4	7.0
2008 Secured Term Loan	June 29, 2012	0.3	1.7
2008 Newbuilding Secured Term Loan	April 24, 2008	23.6	25.6
2007 Newbuilding Secured Term Loan	July 5, 2007	21.1	25.4
First 2006 Newbuilding Secured Term Loan	December 19, 2006	11.4	14.2
2006 Newbuilding Secured Syndicated Term Loan	October 30, 2006	42.5	46.0
Second 2006 Newbuilding Secured Term Loan	October 27, 2006	9.9	11.2
Third 2006 Newbuilding Secured Term Loan	October 25, 2006	16.1	17.5
2005 Newbuilding Secured Syndicated Term Loan	August 30, 2005	17.8	20.1
Convertible Bond
4.00% 2013 Convertible Unsecured Senior Notes due 2018	October 23, 2013	77.9	75.4
4.00% 2015 Convertible Unsecured Senior Notes due 2018	January 16, 2015	42.7	-

Total		716.7	740.9

For the Credit Facilities, the above dates show the later of the date of the facility, the date of the most recent renewal or the date the loan was assumed by the Company. The following is a summary of terms of our borrowings:

Credit Facilities
2016 South Africa Credit Facility. On March 21, 2016, our subsidiary, Aegean Bunkering Services Inc., entered into a secured credit facility for $13 million to finance the purchase price of the vessel Umnenga and to repay the 2008 Overdraft Facility. The loan bears interest at LIBOR plus a margin of 4.50%.
2015 Fujairah Credit Facility. On October 7, 2015, our subsidiary, Aegean Oil Terminal Corporation, entered into a secured credit facility for AED440 million (US$119.7 million) with an international bank. The loan bears interest at EIBOR plus a margin of 3.0% and has an interest floor rate of 5.50%. The proceeds were used to repay our 2013 Fujairah Credit Facility and for working capital. As of December 31, 2015, the outstanding balance under this facility was $119.8 million.
2014 Long Term Loan Agreement. On March 21, 2014, we entered into a long term loan agreement for $4.5 million to partly finance our acquisition of the New Jersey. The loan will be repaid in forty quarterly installments and bears interest at a rate of LIBOR plus a margin of 2.80%. As of December 31, 2015 and 2014, the outstanding balance under this facility was $3.8 million and $4.2 million, respectively.
2014 Uncommitted Working Capital Facility. On December 17, 2013, Aegean Bunkering (USA) LLC, our wholly-owned subsidiary which assumed the U.S. East Coast bunkering business of Hess following our acquisition, entered into a $150.0 million uncommitted facility, which was renewed on August 22, 2014 for one year and for an amount up to $250.0 million. We used a portion of the proceeds of this facility to fund the purchase of inventories pursuant to the acquisition from Hess and to fund our expansion into the U.S. market. The facility was thereafter renewed on August 12, 2015 for an additional year, and matures on August 12, 2016. The facility bears interest at LIBOR plus a margin of 2.1%. As of December 31, 2015 and December 31, 2014, the outstanding balance under this facility was $80.0 million and $110.5 million, respectively.
2013 Secured Multicurrency Revolving Credit Facility. On September 19, 2013, AMP, Aegean Petroleum International Inc. and Aegean NWE N.V., our wholly-owned subsidiaries, entered into a $1 billion Secured Multicurrency Revolving Credit Facility with a syndicate of commercial lenders, which we and these subsidiaries have guaranteed. The facility is comprised of three tranches, consisting of Tranche A of $155 million initially for a one year tenor, Tranche B of $115.0 million initially for two year tenor and Tranche C of $730 million for an uncommitted tenor. On September 18, 2014, our wholly-owned subsidiaries renewed the facility for a two-year period. On September 16, 2015, our wholly-owned subsidiaries, including Aegean Bunkering Germany BD&M, again renewed the facility and extended the terms of Tranche A and Tranche B, each for an additional one year period. Outstanding amounts under Tranche A and Tranche B bear interest at LIBOR, plus a margin of 2.1% and 2.5%, respectively, and outstanding amounts under Tranche C bear interest at a rate determined by the relevant lender that represents its cost of funds, plus a margin of 2.0%. The facility imposes certain operating and financial restrictions on us, which, among other things, restrict our ability to incur debt, change our legal and beneficial ownership, merge or consolidate, acquire or incorporate companies and change our business activities. As of December 31, 2015 and December 31, 2014, the outstanding balance on this facility was $239.2 million and $316.5 million, respectively.
2013 Fujairah Credit Facility. On March 11, 2013, our subsidiary, Aegean Oil Terminal Corporation, as borrower, entered into a credit facility, which we refer to as our 2013 Fujairah Credit Facility, for an aggregate amount of $73.5 million with an international commercial bank to finance the construction of our new oil terminal in Fujairah. This facility was repaid in full on October 22, 2015, using a portion of the proceeds we received from our 2015 Fujairah Credit Facility.
2010 Newbuilding Secured Loan Facility. On April 1, 2010, we assumed a loan agreement with an international bank that was entered into on October 6, 2009 by ANWE and a third-party in an amount of €5.7 million to finance the new building Montana. The facility bears interest at EURIBOR plus 1.26% and is repayable in quarterly installments of approximately €0.1 million. As of December 31, 2015 and December 31, 2014, the outstanding balance under this facility was $4.2 million and $5.2 million (or €3.9 million and €4.3 million), respectively.
2010 Newbuilding ANWE Loan Facility. On April 1, 2010, in connection with our acquisition of ANWE, we assumed a loan agreement with a Belgian bank in an aggregate amount of €3.7 million to finance the construction of our double hull bunkering vessel, the Texas. This facility bears interest at a rate of 4.36%. This facility matures on July 1, 2019. As of December 31, 2015 and December 31, 2014, the outstanding balance under this facility was $1.0 million and $1.4 million (or €0.9 million and €1.1 million), respectively.
2008 Overdraft Facility. On March 30, 2011, our subsidiary Aegean Bunkering Services Inc. entered into an overdraft facility for an amount of $10.0 million. Thereafter, we renewed and amended this facility several times to reduce the amount available for borrowing to up to $7.0 million. This facility bore interest at LIBOR plus 6.0%. As of December 31, 2015 and December 31, 2014, we had $5.4 million and $7.0 million outstanding under this facility, respectively. This facility was repaid in full on March 22, 2016, using a portion of the proceeds we received from our 2016 South Africa Credit Facility.
2008 Secured Term Loan. On July 8, 2008, our subsidiary Aegean Bunkering Services Inc. entered into a collateralized term loan facility with a bank for an amount of $15.0 million, which was amended on June 29, 2012. On July 11, 2013, the facility was amended to extend the repayments up to and including January 8, 2016. This facility bore interest at LIBOR plus 5.25%. As of December 31, 2015 and December 31, 2014, we had $0.3 million and $1.7 million outstanding under this facility, respectively. This facility was repaid upon its maturity in January 2016.

2008 Newbuilding Secured Term Loan. On April 24, 2008, four of our vessel-owning subsidiaries, Kassos Navigation S.A., Tilos Navigation S.A., Halki Navigation S.A. and Symi Navigation S.A., as co-borrowers, jointly and severally, entered into a syndicated collateralized term loan with an international bank for an amount of $38.8 million to partially finance the construction costs of the vessels Kassos, Tilos, Halki and Symi. This loan bears interest at LIBOR plus 1.40%. As of December 31, 2015 and December 31, 2015, we had $23.6 million and $25.6 million outstanding under this facility, respectively.
2007 Newbuilding Secured Term Loan. On July 5, 2007, as thereafter amended and supplemented, five of our vessel-owning subsidiaries, Andros Marine Inc., Dilos Marine Inc., Ios Marine Inc. (subsequently replaced by Ios Shipping Ltd), Sifnos Marine Inc. and Tinos Marine Inc. (subsequently replaced by Aegean VII Shipping Ltd.), as co-borrowers, jointly and severally, entered into a collateralized credit facility for an aggregate amount of $37.6 million with an international commercial bank to partially finance the construction of five bunkering tankers, Andros, Dilos, Ios, Anafi and Sikinos, respectively. On September 12, 2008, we amended this facility and increased the loan amount to $43.2 million. This loan bears interest at LIBOR plus 1.0% for the Andros Tranche, the Delos Tranche and the Ios Tranche (plus additional compliance costs), and LIBOR plus 2.0% for the Sifnos Tranche and the Tinos Tranche (plus additional compliance costs). As of December 31, 2015 and December 31, 2015, the outstanding balance under this facility was $21.1 million and $25.4 million, respectively.
First 2006 Newbuilding Secured Term Loan. On February 10, 2006, five of our vessel-owning subsidiaries, Milos Maritime Inc., Amorgos Maritime Inc., Kimolos Maritime Inc., Mykonos Maritime Inc. and Syros Maritime Inc., as co-borrowers, jointly and severally entered into a collateralized term loan with an international commercial bank for an aggregate amount of $33.4 million to partially finance the construction costs of five double hull tankers, Milos, Amorgos, Kimolos, Mykonos and Syros, respectively. This loan was collateralized by a first priority mortgage over each of the vessels. On December 19, 2006, this facility was refinanced as part of the term loan component of the facility agreement for a term loan, overdraft and guarantee facility with the same bank, with the Company and AMP serving as joint and several borrowers. The term loan component of the facility agreement for a term loan, overdraft and guarantee facility bears interest at LIBOR plus 1.15% plus additional compliance costs. As of December 31, 2015 and December 31, 2015, we had $11.4 million and $14.2 million outstanding under this facility, respectively.
2006 Newbuilding Secured Syndicated Term Loan. On October 30, 2006, seven of our vessel-owning subsidiaries, Kerkyra Marine S.A., Ithaki Marine S.A., Cephallonia Marine S.A., Paxoi Marine S.A., Zakynthos Marine S.A., Lefkas Marine S.A. (subsequently replaced by Ios Marine Inc.) and Kythira Marine S.A., as co-borrowers, jointly and severally entered into a syndicated secured term loan for an aggregate amount of $64.8 million with an international commercial bank to partially finance the construction of seven double hull oil tankers, the Kerkyra, Ithaki, Kefalonia, Paxoi, Zakynthos, Lefkas and Kythira, respectively. This loan bears interest at LIBOR plus 1.30%. As of December 31, 2015 and December 31, 2014, the outstanding balance under this facility was $42.5 million and $46.0 million, respectively.
Second 2006 Newbuilding Secured Term Loan. On October 27, 2006, two of our vessel-owning subsidiaries, Tasman Seaways Inc. and Santon Limited, as co-borrowers, jointly and severally, entered into a loan agreement with an international commercial bank for a term loan facility in an aggregate amount of $17.6 million to partially finance the construction costs of two double hull tankers, Kalymnos and Leros, respectively. The facility bears interest at LIBOR plus 1.15% on 70% of the principal amount and at LIBOR plus 1.25% on 30% of the principal amount. As of December 31, 2015 and December 31, 2014, the outstanding balance under this facility was $9.9 million and $11.2 million, respectively.
Third 2006 Newbuilding Secured Term Loan. On October 25, 2006, three of our vessel-owning subsidiaries, Eton Marine Ltd., Benmore Services S.A. and Ingram Enterprises Co., as co-borrowers, jointly and severally entered into a syndicated secured term loan for an aggregate amount of $26.3 million to partially finance the construction costs of three double hull tankers the Patmos, Nisyros and Karpathos, respectively. This facility bears interest at LIBOR plus 1.30%. As of December 31, 2015 and December 31, 2014, the outstanding balance under this facility was $16.1 million and $17.5 million, respectively.
2005 Newbuilding Secured Syndicated Term Loan. On August 30, 2005, as amended, five of our vessel-owning subsidiaries, Kithnos Maritime Inc., Naxos Maritime Inc. (subsequently replaced by Lefkas Marine S.A.), Paros Maritime Inc., Santorini I Maritime Limited (formerly known as Santorini Maritime I Inc.) and Serifos Maritime Inc. ((subsequently replaced by Serifos Shipping (Pte.) Ltd.), as co-borrowers, jointly and severally, entered into a syndicated secured credit facility for an aggregate amount of $35.5 million with an international commercial bank to finance the construction of five bunkering tankers Kithnos, Naxos, Paros, Santorini and Serifos, respectively. The loan bears interest at LIBOR plus 1.55%. As of December 31, 2015 and December 31, 2014, the outstanding balance under this facility was $17.8 million and $20.1 million, respectively.
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

On January 16, 2015, we issued an additional $48.3 million aggregate principal amount of the Initial Notes, or the New Notes, and together with the Initial Notes, the Notes, including the full exercise by the underwriters of the overallotment option, resulting in aggregate net proceeds of approximately $52.2 million after the underwriters' commissions and before expenses. The New Notes have the same terms (other than issue date and public offering price) as the Initial Notes and rank pari passu with, and vote together with, the holders of the Initial Notes. The New Notes also have the same CUSIP number and ISIN as the Initial Notes and are fungible with the Initial Notes for trading purposes.
As of December 31, 2015 and December 31, 2014, the aggregate outstanding liability under the Notes was $120.6 and $75.4 million, respectively.
Trade Receivables Purchase Agreement
On October 17 2011, AMP entered into a factoring agreement for up to $102.5 million pursuant to which we transfer ownership of eligible trade accounts receivables to a third party purchaser without recourse in exchange for cash. Proceeds from the transfer reflect the face value of the account less a discount. The receivables sold pursuant to this factoring agreement are included in the trade receivables on the consolidated balance sheets and are reflected as cash provided by operating activities on the consolidated statements of cash flows. The third party purchaser has no recourse to our assets for failure of debtors to pay when due. We renewed the agreement on November 12, 2012, on October 2, 2013, November 12, 2013, and November 13, 2014. On November 13, 2015, the factoring agreement was amended and restated to, among other things, reduce the purchase limit to up to $56.2 million. As of December 31, 2015 and 2014, we sold $178.5 million and $473.8 million trade accounts receivables, respectively, pursuant to this agreement.

Covenants
Our credit facilities generally contain financial covenants, which require us to maintain, among other things:

•	minimum net equity of between $175.0 million to $250.0 million, depending on the applicable credit facility;
•	consolidated net tangible net worth of $410.0 million;
•	minimum market value adjusted net worth or book net worth of between $175.0 million and $410.0 million;
•	minimum solvency ratio on the statutory financial statements of our subsidiary ANWE of 20%;
•	minimum working capital of $125 million;
•	minimum interest coverage ratio of at least 1.9-to-one;
•	minimum current ratio of 1.15-to-one;
•	aggregate minimum liquidity of between $25.0 million and $30.0 million and minimum liquidity ratio of more than 0.50-to-one;
•	maximum ratio of total liabilities to total assets of between 0.70-to-one and 0.75-to-one; and
•	minimum consolidated leverage ratio of 0.75-to-one.
The agreements governing our indebtedness also contain restrictions and undertakings, including, among other things:
•	the requirement to maintain the listing of our shares of common stock on the NYSE;
•	restrictions on our payment of dividends and distribution of assets;
•	restrictions on our incurrence of debt;
•	the requirement to maintain a minimum value of collateral;
•	restrictions on our ability to merge or consolidate;
•	restrictions on our ability to acquire additional vessels;
•	restrictions on changes in our business activities; and
•	change of control restrictions.
Our secured credit facilities are generally secured by, among other things:
•	a first priority mortgage over each of the applicable pledged vessels or storage facility in favor of each of our lenders;
•	assignments of earnings, insurances and requisition of compensation of each of the mortgaged vessels; and
•	corporate guarantees.

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
As of December 31, 2015, we were in compliance with all of the financial covenants contained in our credit facilities.
Liquidity and Uses of Cash
Cash and cash equivalents as of December 31, 2015 and 2014, amounted $139.3 million and $129.6 million, respectively. The table below illustrates our working capital and working capital excluding cash and debt as of December 31, 2015 and 2014. Working capital is defined as current assets less current liabilities.
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
	As of December 31,
	2015	2014

	(in thousands of U.S. dollars)

Working capital	341,841	202,593
Working capital excluding cash and debt	477,594	428,326

Our working capital, excluding cash (and restricted cash) and debt, increased to $477.6 million as of December 31, 2015 from $428.3 million as of December 31, 2014. Our working capital position also increased to $341.8 million as of December 31, 2015 from $202.6 million as of December 31, 2014.

As of December 31, 2015, we had $1.077 million in available liquidity, which includes unrestricted cash and cash equivalents of $139.3 million and available undrawn amounts under our working capital facilities of $937.2 million to finance working capital requirements.

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

We also use our cash to fund the acquisition or construction costs of vessels and our land-based storage terminal in Fujairah, as well as to fund the maintenance cost of our vessels. The following table illustrates the cash paid for the acquisition and construction of vessels, the construction of the Fujairah terminal and the cash paid for drydocking of our vessels for the years ended December 31, 2015, 2014 and 2013.

	Year Ended December 31,
	2015	2014	2013
	(in thousands of U.S. dollars)
Payments for vessel acquisitions	-	7,786	-
Payments for vessel construction	2,979	2,730	1,585
Payments for drydocking	9,502	10,304	8,999
Payments for other fixed assets under construction	5,391	61,405	62,675
Payments for other fixed assets	771	7,955	5,136

We do not anticipate any payments for vessel construction in the coming years due to the completion of our newbuilding vessels. Currently, we have no bunkering tankers on order.
Currently, we intend to purchase only secondhand double hull bunkering tankers, which are generally more costly than secondhand single hull bunkering tankers. Payments for drydocking are expected to remain the same during the year 2016.
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
Cash Flow
Net Cash Used In/Provided by Operating Activities
Net cash provided by operating activities was $49.7 million for the year ended December 31, 2015, compared to $182.2 million for the same period in 2014. This decrease was mainly attributable to the decrease in fuel prices towards the end of the year December 31, 2015 and the prepayments to oil suppliers.
Net cash provided by operating activities was $182.2 million for the year ended December 31, 2014, compared to $40.6 million for the same period in 2013. This increase was directly attributable to the fuel price decrease towards the end of the year ended December 31, 2014.

Net Cash Used In/Provided by Investing Activities
Net cash used in investing activities was $7.6 million for the year ended December 31, 2015, compared to $59.5 million for the same period in 2014. During 2015, we paid $3.0 million for the construction of our non self-propelled tanker barge, the PT40, and $5.4 million in connection with the construction of our storage facility in Fujairah. Furthermore, $1.5 million of restricted cash was released due to revocation of letters of guarantees from port authorities.
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

Net Cash Used In/Provided by Financing Activities
Net cash used in financing activities was $28.3 million for the year ended December 31, 2015, compared to $50.3 million provided by financing activities for the same period in 2014. This decrease was mainly due to our 4.00% Convertible Unsecured Senior Notes due 2018 and our new long term loan agreement that partly financed our working capital requirements. Furthermore, during the year ended December 31, 2015, we paid financing costs of $9.0 million, while we declared and paid dividends of $3.9 million to our shareholders.
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
During the year ended December 31, 2015, our sales volume of marine fuel increased by 19.0%, as compared to the prior year, which was mainly due to our expansion in new markets and the increase in sales volumes. Sales volumes are expected to increase further during 2016 in light of our presence in new markets such as South America and South Africa.
We plan to continue to expand our operations into new markets during 2016 and further diversify revenue and enhance flexibility.
In addition to our bunkering operations, we market and distribute marine lubricants under the Alfa Marine Lubricants brand. Starting in 2011, we have currently built up an extensive production and distributing network in major and minor worldwide ports for our brand. Within 2016, we expect to continue expanding our branded supply and we expect our sales volumes to increase, as we expand our market share.
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
E.	Off-balance sheet arrangements.
We do not have any off-balance sheet arrangements.
F.	Tabular disclosure of contractual obligations.
Contractual Obligations
The following table sets forth our contractual obligations as of December 31, 2015:
	Within One Year	One to Three Years	Three to Five Years	More than Five Years	Total
	(in millions of U.S. dollars)
Long-term debt (excluding interest)	-	120.6	-	-	120.6
Long-term debt secured (excluding interest)	26.4	151.1	114.9	54.2	346.5
Operating lease commitments	31.6	52.1	27.0	138.2	248.9
Interest on long-term bank debt (1)	14.9	23.2	9.6	16.9	64.6
Minimum purchase commitments (2)	64.7	-	-	-	-
Total	137.6	346.8	151.0	206.0	841.4

(1)	Our long-term bank debt outstanding as of December 31, 2015 bears variable interest at margin over LIBOR. The calculation of variable rate interest payments is based on an actual weighted average rate of 2.98% for the year ended December 31, 2015, adjusted upward by 10 basis points for each year thereafter.
(2)	In the normal course of business, we have entered into long-term contracts with reputable suppliers, such as government refineries or major oil producers. The contractual commitments set forth in the above table include the minimum purchase requirements in our contract with Aegean Oil. The minimum purchase requirements provided for in our contract with Aegean Oil have been calculated by multiplying the minimum monthly volumes of marine fuel specified in the contract by an indicative market price based on quoted PLATTS prices as of December 31, 2015.

G.	Safe harbor
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
Set forth below are the names, ages and positions of our current directors and executive officers. Our Board of Directors is elected annually on a staggered basis, and each director holds office until his successor has been duly elected, except in the event of his death, resignation, removal or the earlier termination of his office. The business address of each of our executive officers and directors is 10 Akti Kondili, 185 45 Piraeus, Greece.

Name	Age	Position
Peter C. Georgiopoulos	55	Chairman of the Board, Class B Director
Yiannis N. Papanicolaou	64	Class A Director
Konstantinos D. Koutsomitopoulos	48	Class A Director
John P. Tavlarios	54	Class B Director
Spyridon Fokas	61	General Counsel and Corporate Secretary, Class B Director
George Konomos	77	Class C Director
E. Nikolas Tavlarios	53	President and Principal Executive Officer
Dimitris Melisanidis	65	Head of Corporate Development
Spyros Gianniotis	55	Chief Financial Officer
_______________

Certain biographical information about each of these individuals is set forth below.
Peter C. Georgiopoulos has been the Chairman of our Board of Directors since December 2006. Since 1997, Mr. Georgiopoulos has served as the Chairman of the board of directors of General Maritime, a crude oil tanker company. Upon the completion of General Maritime's merger with Navig8 in May 2015, Mr. Georgiopoulos became the Chairman of the board of directors and Chief Executive Officer of Gener8, the surviving company. Mr. Georgiopoulos is also Chairman of the board of directors of Genco Shipping & Trading Limited, a drybulk shipping company. From 1991 to 1997, Mr. Georgiopoulos was the principal of Maritime Equity Management, a vessel-owning and investment company that he founded in 1991. Mr. Georgiopoulos is a member of the American Bureau of Shipping. Mr. Georgiopoulos holds a master's degree in business administration from the Tuck School of Business at Dartmouth College and he is a member of the Board of Overseers of the Tuck School.
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
Konstantinos D. Koutsomitopoulos has served as a member of our Board of Directors since May 2008.  Mr. Koutsomitopoulos also serves as chairman of our nominating and corporate governance committee and a member of our audit and compensation committees. Mr. Koutsomitopoulos currently serves as an independent consultant to various companies. From October 2004 to May 2007, Mr. Koutsomitopoulos was employed at Diana Shipping Inc. (NYSE:DSX). While at Diana Shipping, he served as President and Head of Corporate Development from March 2006 to May 2007, and as Chief Financial Officer and Treasurer from February 2005 to March 2006. Mr. Koutsomitopoulos joined Pegasus Shipping Inc. in 1992 and from 1997 to 2003 was responsible for chartering, sales and purchasing, and assisting in financing activities of the company, holding the positions of Chief Executive Officer and, subsequently, Director. Mr. Koutsomitopoulos holds a bachelor's degree in economics from the University of Athens and a master's degree in shipping, trade and finance from City University Business School in London.

John P. Tavlarios has served as a member of our Board of Directors since December 2006. Mr. Tavlarios is currently the chief operating officer of Gener8. Prior to the merger between General Maritime and Navig8, Mr. Tavlarios served as General Maritime's chief executive officer from July 2011 until May 2015 and its president and director from December 2008 until July 2011. Mr. Tavlarios has also served as executive vice president of General Maritime from its inception in 1997 until January 2000, and president and chief operating officer of the company from May 2001 until December 31, 2002. Following an internal reorganization of General Maritime, which took effect at the close of business on December 31, 2002 through December 2008, Mr. Tavlarios was chief executive officer of its tanker operating subsidiary, General Maritime Management LLC. From 1995 to 1997, Mr. Tavlarios was affiliated with Maritime Equity Management, a vessel-owning and investment company, where he served as director of marine operations. From 1992 to 1995, Mr. Tavlarios was president and founder of Halcyon Trading Company, a consulting firm specializing in international business development with a particular emphasis on the international oil industry. From 1984 to 1992, Mr. Tavlarios was employed by Mobil Oil Corporation, spending most of his tenure in the marine operations and the marketing and refining divisions. Prior to 1984, Mr. Tavlarios was involved in his family's shipping business, assisting in marine operations. Mr. Tavlarios is a member of the American Bureau of Shipping, the Det Norske Veritas North American Committee, the Skuld board of directors, the Directors Committee and the North American Panel of INTERTANKO, the organization of independent tank owners and on the Board of Trustees of the Seaman's Church Institute. Mr. Tavlarios holds a master's degree in business administration from St. John's University. Mr. Tavlarios is the brother of Mr. E. Nikolas Tavlarios, our President and Principal Executive Officer.
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
George Konomos has served as a member of our Board of Directors and as the chairman of our audit committee since November 2008. Mr. Konomos is also a member of our compensation and our nominating and corporate governance committee. Currently, Mr. Konomos is a Senior Advisor with Latigo Partners L.P., an alternative asset manager, which he joined in 2005. From 2000 to 2005, Mr. Konomos was the Co-Portfolio Manager at Mellon-HBV Rediscovered Opportunities Fund. Mr. Konomos' experience prior to joining Mellon-HBV includes 11 years as an Investment Manager at Baker Nye Investments, service as a senior advisor to the World Bank on privatizations and financial restructurings of state-owned companies and a 14-year career in investment banking at Lehman Brothers and Samuel Montague & Co.  Mr. Konomos also served as a director of General Maritime until May 2012. Mr. Konomos holds a bachelor's degree in economics from the University of Arizona, a master's degree in economics from American University and a juris doctor degree from George Washington University Law School.
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
The aggregate annual compensation paid to our executive officers for the year ended December 31, 2015 was $1.0 million. We also paid $0.3 million to our non-executive directors during the year ended December 31, 2015. Furthermore, our executive officers and directors received an aggregate of 960,000 nonvested shares pursuant to our equity incentive plan during the year ended December 31, 2015. In addition, each director is reimbursed for out-of-pocket expenses incurred attending any meeting of the Board of Directors or any committee of the Board of Directors. We do not maintain a medical, dental or retirement plan for our directors. Officers who also serve as directors do not receive additional compensation for their services as directors.

C.	Board Practices
Our Board of Directors is comprised of the six directors named above. Our Board of Directors is divided into three classes, Class A, Class B and Class C, as nearly equal in number as possible, with each director serving a three-year term and one class being elected at each year's annual meeting of shareholders. The term of our Class A directors expires in 2016, the term of our Class B directors expires in 2017 and the term of our Class C director expires in 2018.
We do not maintain a service contracts with any of our directors providing for benefits upon termination of employment.
Committees of the Board of Directors
The standing committees of our Board of Directors consist of an audit committee, a compensation committee and a nominating and corporate governance committee. Each of our standing committees is comprised of independent members of our Board of Directors. In addition, special committees may be established under the direction of our Board of Directors when necessary to address specific issues.
Audit Committee
Our audit committee is comprised of three independent members of our Board of Directors. The committee is responsible for, among other things, (i) the appointment, replacement, compensation, evaluation and oversight of the work of the independent auditors to be retained to audit our annual consolidated financial statements and review our quarterly consolidated financial statements, (ii) reviewing the annual audit consolidated financial statements and quarterly consolidated financial statements and discussing them with management and the independent auditors; and (iii) providing oversight to our accounting and financial reporting principles, policies, controls, procedures and practices. Our audit committee is comprised of Messrs. Konomos, Koutsomitopoulos and Papanicolaou. Mr. Konomos serves as the chairman of the audit committee.
Compensation Committee
Our compensation committee is comprised of three independent members of our Board of Directors. The committee is responsible for, among other things, determining compensation for our executive officers and administering our 2015 Equity Incentive Plan. Our compensation committee is comprised of Messrs. Papanicolaou, Koutsomitopoulos and Konomos. Mr. Papanicolaou serves as the chairman of the compensation committee.
Nominating and Corporate Governance Committee
Our nominating and corporate governance committee is comprised of three independent members of our Board of Directors. The committee is responsible for, among other things, identifying and recommending qualified candidates for board membership to our Board of Directors. Our nominating and corporate governance committee is comprised of Messrs. Koutsomitopoulos, Konomos and Papanicolaou. Mr. Koutsomitopoulos serves as the chairman of the nominating and corporate governance committee.
D.	Employees
The following table reflects the number of our crews and salaried employees for the periods indicated.
	Year Ended December 31,
	2015	2014	2013

Shipboard personnel	645	646	732
Shoreside personnel	332	314	289
Total	977	960	1,021
Our Greek shoreside employees are subject to Greek national collective bargaining agreements, which set minimum standards of their employment. Our Greek shipboard personnel are also subject to these standards. Our Filipino, Russian and Romanian crew members are subject to a collective bargaining agreement with the Philippine, Russian and Romanian governments, respectively, that sets their minimum standards of employment. We consider our employee relations to be satisfactory.
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
Equity Incentive Plan
In March 2015, we adopted an equity incentive plan, which we refer to as the 2015 Equity Incentive Plan, which replaced in full our previous 2006 Amended and Restated Equity Incentive Plan. We have reserved a total of 5,091,402 shares of common stock for issuance under the 2015 Equity Incentive Plan, consisting of 91,402 common shares that remained unissued under the 2006 Equity Amended and Restated Incentive Plan plus an additional 5,000,000 common shares. The compensation committee of our Board of Directors administers the 2015 Equity Incentive Plan. Under the terms of the 2015 Equity Incentive Plan, the compensation committee may grant new options exercisable at a price per common share to be determined by our Board of Directors but in no event less than fair market value as of the date of grant. The 2015 Equity Incentive Plan also permits our compensation committee to award restricted stock, restricted stock units, non-qualified stock options, stock appreciation rights, dividend equivalent rights, unrestricted stock, and performance shares. The 2015 Equity Incentive Plan expires in March 2025, or ten years from its adoption. As of the date of this annual report, we granted an aggregate of 1,054,500 restricted shares pursuant to the 2015 Equity Incentive Plan, subject to applicable vesting restrictions.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.	Major shareholders.
The following table presents certain information regarding (1) the beneficial owner of more than 5% of the shares of common stock and (2) the total amount of common stock beneficially owned by all of our directors and executive officers, other than Messrs. Melisanidis, Georgiopoulos and John Tavlarios, as a group in each case as of April 19, 2016.

	Number	Percentage**
Dimitris Melisanidis (1)	11,003,031	22.0%
Peter C. Georgiopoulos	5,420,250	10.8%
John P. Tavlarios (2)	515,000	1.0%
Senvest Management, LLC (3)	4,810,675	9.6%
12 West Capital Management LP (4)	4,445,127	8.9%
Other directors and executive officers as a group*	1,224,951	2.4%
_________________
*	Individually own less than 1% of our outstanding common shares.
**	Based on 50,036,853 shares outstanding as of April 19, 2016.
(1)	Mr. Melisanidis beneficially owns 915,000 shares in his individual capacity and 10,088,031 shares through Leskira Holdings Co. Limited, or Leskira, a Cypriot corporation, which is ultimately controlled by Mr. Melisanidis.
(2)	Includes shares owned by a trust for the benefit of members of Mr. Tavlarios's family.
(3)	The beneficial ownership is based on the latest available filing made with the SEC on Schedule 13G/A on February 12, 2016, which reported shared voting and dispositive power over the shares with Richard Mashaal. The business addresses of Senvest Management, LLC and Richard Mashaal, as reported on the Schedule 13G/A filed with the SEC on February 12, 2016, is 540 Madison Avenue, 32nd Floor, New York, New York 10022 and c/o Senvest Management, LLC, 540 Madison Avenue, 32nd Floor, New York, New York 10022, respectively.
(4)	The beneficial ownership is based on the latest available filing made with the SEC on Schedule 13G/A on February 16, 2016, which reported sole voting and dispositive power over the shares by 12 West Capital Management LP. The business addresses of 12 West Capital Management LP as reported on the Schedule 13G/A filed with the SEC on February 16, 2016, is 90 Park Avenue, 41st Floor, New York, New York 10016.
Our principal shareholders will have the same voting rights as other holders of our shares of common stock.
As of April 19, 2016, we had 104 shareholders of record, 16 of which were located in the United States and held an aggregate of 38,023,354 shares of our common stock, representing approximately 76% of our outstanding shares of common stock. However, one of the U.S. shareholders of record is Cede & Co., a nominee of The Depository Trust Company, which held 35,658,243 shares of our common stock, as of April 19, 2016. Accordingly, we believe that the shares held by Cede & Co. include shares of common stock beneficially owned by both holders in the United States and non-U.S. beneficial owners. We are not aware of any arrangements the operation of which may at a subsequent date result in our change of control.

B.	Related party transactions.
Aegean Oil S.A.
Marine Fuel Supply Service Agreement. On April 1, 2005, we entered into a marine fuel supply service agreement with Aegean Oil, a related company owned and controlled by members of Mr. Melisanidis' family. Mr. Melisanidis may also be deemed a control person of Aegean Oil for U.S. securities law purposes, but Mr. Melisanidis disclaims such control. Aegean Oil is engaged in the downstream gasoline market in Greece and is licensed as a trader and physical supplier of marine petroleum products in Greece. Aegean Oil is managed by a full-time executive team and has no common management with us. Under the terms of this agreement, Aegean Oil sells and delivers marine petroleum products to our customers within Greek territorial waters. Under the agreement, as amended and supplemented, we must purchase a minimum, and Aegean Oil must sell up to a maximum, quantity of marine petroleum products. Aegean Oil sells the marine petroleum products at an amount equal to its purchase costs from selected Greek refineries plus a margin. Payments are made within 30 calendar days from the date of receipt of the invoices, with a penalty of 10% imposed on late payments. Under this agreement, we are required to provide security by way of a standby letter of credit or other mutually acceptable guarantee in relation to any outstanding balance. This agreement was renewed until December 31, 2016, unless any of the following situations occur prior to the termination date: (i) Aegean Oil's petroleum trading license terminates or is revoked by the Greek authorities, in which case Aegean Oil may elect to terminate the agreement; (ii) upon the breach by any party in the performance of any of its obligations, as defined in the agreement, in which case the non-breaching party may elect to terminate the agreement; or (iii) upon the liquidation or bankruptcy of any party, in which case the agreement terminates automatically.
During the years ended December 31, 2015, 2014, and 2013, we purchased marine petroleum products from Aegean Oil in the amount of $134.0 million, $342.7 million, and $414.7 million respectively.
Additionally, during the years ended December 31, 2015, 2014 and 2013, we purchased marine petroleum products of $0.2 million, $1.4 million and $4.0 million, respectively, that were consumed in connection with our voyage revenues and are included "cost of voyage revenues - related companies" in the accompanying consolidated statements of income. During the years ended December 31, 2015, 2014, and 2013, purchases of marine petroleum products of amounts $0.8 million, $1.7 million, and $0, respectively, were included in the selling and distribution expenses in the accompanying consolidated statements of income.
Voyage Revenues: During the year ended December 31, 2015, several of our vessels were employed under contracts with Aegean Oil and we recorded revenue of $2.7 million in aggregate under these contracts.
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
Aegean Shipping Management S.A.
We conduct transactions with Aegean Shipping Management and certain vessel-owning companies, or collectively Aegean Shipping, which are related companies owned and controlled by members of Mr. Melisanidis' family. Mr. Melisanidis may also be deemed a control person of Aegean Shipping for U.S. securities law purposes, but Mr. Melisanidis disclaims such control. Aegean Shipping is the owner and operator of an international shipping of fleet tankers which are chartered out in the international spot markets. Aegean Shipping is managed by a full-time executive team and has no common management with us. Aegean Shipping purchases marine fuel and lubricants from us. Our sales of marine petroleum products to Aegean Shipping for the years ended December 31, 2015, 2014 and 2013 amounted to $1.7 million, $7.7 million and $7.8 million, respectively. The amounts due from Aegean Shipping for sales of marine petroleum products for the year ended December 31, 2015 and 2014 amounted to $3.5 million and $12.2 million, respectively. We also incurred hire charges related to cargo transportation from Aegean Shipping for the years ended December 31, 2015, 2014 and 2013 in the of amounts of $0, $1.4 million and $2.0 million, respectively.
Leveret International Inc. and AMPNInvest LLC
Registration Rights Agreement. On December 13, 2006, we entered into a registration rights agreement with Leveret and AMPNInvest, our then-existing shareholders, pursuant to which we granted Leveret and AMPNInvest, and certain of its transferees, the right, under certain circumstances and subject to certain restrictions, including restrictions included in the lock-up agreements, to require us an aggregate of three times to register under the Securities Act shares of our common stock held by Leveret and Messrs. Georgiopoulos and John Tavlarios, AMPNInvest's successors-in-interest. Under the registration rights agreement, Leveret and Messrs. Georgiopoulos and John Tavlarios have the right to request us an aggregate of three times to register the sale of shares held by each of them on their behalf and may require us to make available shelf registration statements permitting sales of shares into the market from time to time over an extended period. In addition, Leveret and Messrs. Georgiopoulos and Tavlarios have the ability to exercise certain piggyback registration rights. All expenses relating to registration will be borne by the Company. Messrs. Georgiopoulos and John Tavlarios own respectively 5,420,250 and 515,000 common shares entitled to these registration rights. On October 31, 2014, Leveret contributed its entire shareholdings of 10,088,031 common shares to Leskira, a Cypriot corporation controlled by Mr. Dimitris Melisanidis.

Aegean V
Bunkering Agreement. In 2011, we entered into separate contracts with Aegean V, which is owned and controlled by relatives of Mr. Dimitris Melisanidis, pursuant to which two of our vessels, the Amorgos and the Karpathos, provide freight services to Aegean V. Under these agreements, we earned revenue based on the distance our vessels travel and the volumes they transport. For the years ended December 31, 2015, 2014, and 2013, our aggregate revenue under these contracts was $0, $1.8 million and $8.8 million, respectively.
Aegean VIII
Bunkering Agreement. During the year ended December 31, 2015, we employed two of our vessels, the Naxos and the Karpathos, under agreements with Aegean VIII, which is owned and controlled by relatives of Mr. Dimitris Melisanidis. During the year ended December 31, 2014, we employed three of our vessels, the Amorgos, the Naxos and the Karpathos, under agreements with Aegean VIII. Under these agreements, we earn revenue based on the distance our vessels travel and the volumes they transport. For the years ended December 31, 2015 and 2014, our aggregate revenue under these contracts was $5.3 million and $3.4 million, respectively.
Gener8 Maritime, Inc. (formerly, General Maritime Corporation)
Sale of Marine Petroleum Products to Gener8 Maritime, Inc. (formerly, General Maritime Corporation). Gener8, a tanker company, purchases marine fuel and lubricants from us. Mr. Georgiopoulos, the Chairman of our Board of Directors and our shareholder, serves as Chairman of the board of directors and Chief Executive Officer of Gener8 and Mr. John Tavlarios, our director and shareholder, is the Chief Operating Officer of Gener8. Our sales of marine petroleum products to Gener8 for the years ended December 31, 2015, 2014, and 2013 amounted to $7.6 million, $7.2 million and $6.3 million, respectively. We also use Gener8 vessels for transportation of our cargo and incurred hire charges from Gener8 for the years ended December 31, 2015, 2014, and 2013 amounting to $0.2 million, $1.5 million and $0, respectively.
Unique Tankers
Sale of Marine Petroleum Products to Unique Tankers. Unique Tankers, a tanker pool, purchases marine fuel and lubricants from us. Unique Tankers is a fully owned subsidiary of Gener8. Our sales of marine petroleum products to Unique Tankers for the years ended December 31, 2015, 2014, and 2013 amounted to $1.2 million, $9.9 million and $0, respectively.
Melco S.A.
During the year ended December 31, 2015, 2014 and 2013, we sold to Melco, a company owned and controlled by members of Mr. Melisanidis' family, marine petroleum products in the amount of $0, $3.7 million, and $7.7 million, respectively. During the years ended December 31, 2015, 2014 and 2013, we also purchased from Melco marine petroleum products of amount $2.7 million, $5.9 million and $6.7 million, respectively.
Other Companies
The amounts due from other companies affiliated with Mr. Peter C. Georgiopoulos were $0.19 million and $0.23 million as of December 31, 2015 and 2014, respectively.
The amounts due from other companies owned by Mr. Dimitris Melisanidis or his relatives were $0.61 million and $0.47 million as of December 31, 2015 and 2014, respectively.
The amounts due to other companies owned by Mr. Dimitris Melisanidis or his relatives were $1.16 million and $0.76 million as of December 31, 2015 and 2014, respectively.
Sales of marine petroleum products to other companies of Mr. Peter C. Georgiopoulos were $1.01 million and $2.84 million for the years ended December 31, 2015 and 2014, respectively.
Sales of marine petroleum products to other companies of Mr. Dimitris Melisanidis or his relatives were $0.19 million and $0 for the years ended December 31, 2015 and 2014, respectively.
Voyage and other revenues from other companies owned by Mr. Dimitris Melisanidis or his relatives were $0.10 million, $0.11 million and $0.10 million as of December 31, 2015, 2014 and 2013, respectively.
On December 23, 2013, we sold the vessel Vigo, to a related company owned by Mr. Dimitris Melisanidis. The loss on sale of this vessel was $0.21 million.

Other Related Party Transactions
Office Lease. We lease our head offices at 10, Akti Kondili, Piraeus, 18545 from Aegean Warehouse, which is owned and controlled by members of the family of Mr. Dimitris Melisanidis. Mr. Melisanidis may also be deemed a control person of Aegean Warehouse for U.S. securities law purposes, but Mr. Melisanidis disclaims such control. We pay a monthly rate of approximately $60,000 under the rental agreement, which expires on March 2023. During the year ended December 31, 2015, 2014 and 2013, we paid approximately $0.6 million, $0.7 million and $0.7 million under the agreement.
We also lease an office at 299 Park Avenue, New York, New York 10171, from Gener8 (formerly, General Maritime), which expires in December 2016. We pay an average monthly rental, which includes services that Gener8 provides for us, of approximately $16,500.
Legal Services. We have retained Mr. Spyridon Fokas, our director, general counsel and corporate secretary, to provide legal services from time to time. The legal services rendered by Mr. Fokas' firm included advice on general corporate formation matters as well as ship and corporate financings.
Fujairah in-land storage facility: In July 2010, Mr. Melisanidis, our founder and Head of Corporate Development, transferred to us, for no consideration, all of the shares of Aegean Oil Terminal Corporation, a company that possesses a 25-year terminal lease agreement with the Municipality of Fujairah. The lease agreement may be automatically renewed for an additional 25 years. We completed the construction of the new facility in the fourth quarter of 2014. We have paid $205.3 million, net of capitalized interest, for construction and other related costs during the construction period.
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
In November 2005, an unrelated party filed a declaratory action against one of our subsidiaries before the First Instance Court of Piraeus, Greece. The plaintiff asserted that he was instrumental in the negotiation of our eight-year Fuel Purchase Agreement with a government refinery in Jamaica and sought a judicial affirmation of his alleged contractual right to receive a commission of $0.01 per metric ton of marine fuel over the term of the contract. In December 2008, the First Instance Court of Piraeus dismissed the plaintiff's action as vague and inadmissible, however we appealed that decision on the grounds that there was no contract between us and the plaintiff and that the court lacked jurisdiction. While the action was pending in Greece, the plaintiff commenced a new action involving the same cause of action before the Commercial Court of Paris, France, which dismissed that action in June 2009. The plaintiff's appeal of the dismissal was denied by the Paris Court of Appeal in February 2010. In January 2012, the plaintiff commenced a new action relating to the same allegations before the Commercial Court of Paris, which was dismissed on June 27, 2012 in favor of the competence and jurisdiction of the Greek courts. In July 2012, the plaintiff filed a "contredit," an appeal procedure under French law. In November 2013, the Court held that there is no matter pending in Greece that would allow the French courts to decline jurisdiction to the benefit of the Greek proceedings. As a result, the case is to return to the Commercial Court of Paris which should have to examine the admissibility of Mr. Varouxis' claim in France. The relevant pleadings were issued on December 18, 2015. According to its decision, the French Court held that Mr. Varouxis is entitled to partial compensation based on a half of his claim fee of $0.01 per metric ton sold but limited to the amount of $670 with respect to the years 2005 to 2008. The judgment is enforceable subject to the submission by Mr. Varouxis to AMP of a bank guarantee as counter-security covering the reimbursement to AMP of the said sum plus interest. Until now, Mr. Varouxis has been unable to submit a properly worded bank guarantee. In the meantime, both AMP and Mr. Varouxis have filed contrary appeals versus the decision issued. We are not in a position to comment further on this matter at this time.
On December 18, 2014, we and Aegean Bunkering (USA) LLC, or the Aegean Parties, filed a one-count complaint for breach of contract against Hess in New York Supreme Court, New York County (653887/2014), alleging that Hess breached certain express representations and warranties in representing its financial condition in an agreement pursuant to which Hess sold its bunker oil business to Aegean Bunkering (USA) LLC (the "Agreement"). In the complaint, the Aegean Parties sought approximately $28 million in compensatory damages, exclusive of interest and costs.  On February 9, 2015, Hess filed an answer to the complaint. During the course of discovery, through co-counsel Boies Schiller & Flexner LLP, the Aegean Parties filed a motion for leave to amend the complaint on December 15, 2015. The proposed amended complaint added a claim for fraud and fraudulent inducement in connection with the Agreement, seeking approximately $127 million in compensatory damages, exclusive of interest and costs, and punitive damages in an amount to be determined at trial. On Hess's consent, the Aegean Parties' motion to amend the complaint was granted on January 15, 2016. On February 3, 2016, Hess filed a motion to dismiss the amended complaint in part, specifically, the fraud and fraudulent inducement claim and portions of the contract claim. The Aegean Parties' responded to the motion to dismiss on March 4, 2016, and Hess submitted its reply on March 18, 2016. The parties are now awaiting a decision from the Court. We are not in a position to comment further on this matter at this time.
We have supplied bunkers through agreements with various entities of O.W. Bunker, which filed for bankruptcy in November 2014. We issued notice to O.W. Bunker for the request of payment for the value of the bunkers supplied. Our exposure for these supplies amounts to $5.5 million, of which we recorded $3.1 million as a provision for doubtful accounts in the statement of income for the year ended December 31, 2015. We believe that O.W. Bunker was never the rightful owner of the bunkers and we are currently trying to work out escrow or other practical solutions with the end users. For our main action before the Pireus Multi-Member Court of First Instance for the supply of m/v Champion Trader and our claim for the relevant invoice value, the court issued its judgment and accepted our claim in full for the principal amount of $0.4 million plus interest as of December 1, 2014.  We expect to recover the amount of at least $2.3 million.
One of our subsidiaries, Aegean Oil Terminal Corporation, has provided storage facilities through agreements to Alco Shipping Services LLC, Alco Fuel Trading LLC and House of Gas Trading DMCC. In breach of their obligations under the agreements, the debtors failed to deliver any products to the terminal and to pay the invoices in the principal sum of $1.3 million. Following various demands for payment and in the absence of payment we have terminated the agreement and commenced legal proceedings against the debtors in the High Court of London. After lodging with the court the relevant application, claim for and witness statement, we received a sealed order from the High Court in London giving us permission to service the Claim Form and Particulars of Claim out of the jurisdiction upon the debtors in UAE. The U.K. Foreign and Commonwealth Office has now returned the service process request with the documents unserved due to the fact that the debtors have moved offices or still pending. The debtors do not have a valid defense and once the claim form is served upon them, we expect to proceed to obtain a summary judgment from the High Court in London. As soon as a judgment is obtained, we expect to proceed to execute the same by way of arrest and sale of their assets.

Dividend Policy
Our policy is to pay regular cash dividends on a quarterly basis on shares of our common stock so long as we have sufficient capital or earnings to do so. While we cannot assure you that we will continue to do so in the future, and subject to, among other things, legal requirements, our ability to obtain financing on terms acceptable to us and our ability to satisfy financial covenants contained in our financing arrangements, we paid dividends of $0.02 per share in April 2016 with respect to the fourth quarter of 2015, $0.02 per share in December 2015 with respect to the third quarter of 2015, $0.02 per share in September 2015 with respect to the second quarter of 2015, and June 2015 for the first quarter of 2015. We paid dividends of $0.02 per share in March 2015 with respect to the fourth quarter of 2014, $0.02 per share in December 2014 with respect to the third quarter of 2014, and $0.01 per share in September and June of 2014 for the second and first quarters of 2014, respectively. We anticipate retaining most of our future earnings, if any, for use in our operations and the expansion of our business. Any further determination as to dividend policy will be made by our Board of Directors and will depend on a number of factors, including the requirements of Marshall Islands law, our future earnings, capital requirements, financial condition and future prospects and such other factors as our Board of Directors may deem relevant.
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
B.	Significant Changes.
There have been no significant changes since the date of the annual consolidated financial statements included in this report.
ITEM 9.	OFFER AND THE LISTING
A.	Offer and Listing Details.
Shares of our common stock commenced trading on the NYSE on December 8, 2006 under the symbol "ANW."
The following table sets forth the high and low closing prices of our shares of common stock on the NYSE for the periods indicated below.
For the Fiscal Year Ended	High	Low
December 31, 2011	$12.82	$3.73
December 31, 2012	$7.85	$4.30
December 31, 2013	$12.62	$5.73
December 31, 2014	$14.02	$7.29
December 31, 2015	$15.53	$6.54

For the Quarter Ended
March 31, 2014	$11.05	$8.80
June 30, 2014	$10.80	$8.95
September 30, 2014	$10.46	$9.10
December 31, 2014	$14.02	$7.29
March 31, 2015	$14.99	$13.19
June 30, 2015	$15.53	$12.35
September 30, 2015	$12.56	$6.54
December 31, 2015	$9.53	$6.73
March 31, 2016	$8.29	$6.19

For the Month:
November 2015	$9.42	$7.19
December 2015	$9.53	$7.84
January 2016	$8.29	$6.19
February 2016	$7.23	$6.35
March 2016	$7.92	$7.20
April 2016 (through and including April 27, 2016)	$8.40	$6.99

B.	Plan of Distribution
Not applicable
C.	Markets.
Shares of our common stock are trading on the NYSE under the symbol "ANW."
D.	Selling Shareholders
Not applicable.
E.	Dilution
Not applicable.
F.	Expenses of the Issue
Not applicable.
ITEM 10.	ADDITIONAL INFORMATION

A.	Share capital.
Not applicable.
B.	Memorandum and Articles of Association.
Our amended and restated articles of incorporation have been filed as exhibit 3.1 to the Registration Statement on Form F-1 (Registration No. 333-129768) with the SEC on November 17, 2005. Our second amended and restated bylaws are filed as exhibit 1.3 to this annual report. The information contained in these exhibits is incorporated by reference herein.
Below is a summary of the description of our capital stock, including the rights, preferences and restrictions attaching to each class of stock. Because the following is a summary, it does not contain all information that you may find useful. For more complete information, you should read our amended and restated articles of incorporation and amended and restated bylaws, which are incorporated by reference herein.
Purpose
Our purpose, as stated in our amended and restated articles of incorporation, is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the BCA. Our amended and restated articles of incorporation and second amended and restated bylaws do not impose any limitations on the ownership rights of our shareholders.
Authorized Capitalization

Under our amended and restated articles of incorporation, our authorized capital stock consists of 100,000,000 shares of common shares, par value $0.01 per share, of which 50,036,853 shares were issued and outstanding as of April 19, 2016 and 25,000,000 preferred shares, par value $0.01 per share, of which no shares are issued and outstanding.

Description of Common Shares

Each outstanding common share entitles the holder to one vote on all matters submitted to a vote of shareholders. Subject to preferences that may be applicable to any outstanding shares of preferred shares, holders of shares of common shares are entitled to receive ratably all dividends, if any, declared by our Board of Directors out of funds legally available for dividends. Upon our dissolution or liquidation or the sale of all or substantially all of our assets, after payment in full of all amounts required to be paid to creditors and to the holders of shares of our preferred shares having liquidation preferences, if any, the holders of our shares of common shares will be entitled to receive pro rata our remaining assets available for distribution. Holders of our shares of common shares do not have conversion, redemption or preemptive rights to subscribe to any of our securities. The rights, preferences and privileges of holders of shares of common shares are subject to the rights of the holders of any preferred shares that we may issue in the future.

Description of Preferred Shares

Our amended and restated articles of incorporation authorize our Board of Directors to establish one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including the designation of the series, the number of shares of the series, the preferences and relative, participating, option or other special rights, if any, and any qualifications, limitations or restrictions of such series, and the voting rights, if any, of the holders of the series.
We have designated 100,000 preferred shares as Series A Participating Preferred Stock in connection with the adoption of our Stockholders Rights Agreement. See "—Stockholders Rights Agreement" below.

Directors

Our directors are elected by a majority of the votes cast by shareholders entitled to vote. There is no provision for cumulative voting.
Our Board of Directors must consist of at least three members. Shareholders may change the number of directors only by amending the bylaws, which requires the affirmative vote of holders of 70% or more of the outstanding shares of capital stock entitled to vote. The Board of Directors may change the number of directors only by a vote of not less than 66 2/3% of the entire Board of Directors. At each annual meeting of shareholders, directors to replace those directors whose terms expire at such annual meeting shall be elected to hold office until the third succeeding annual meeting of shareholders. Each director shall serve his respective term of office until his successor shall have been duly elected and qualified, except in the event of his death, resignation, removal, or the earlier termination of his term of office. Our Board of Directors has the authority to fix the amounts that shall be payable to the members of the Board of Directors for attendance at any meeting or for services rendered to us.

Interested Transactions

Our second amended and restated bylaws provide that a contract or transaction between us and one or more of our directors or officers, or between us and any other corporation, partnership, association or other organization in which one or more of its directors or officers are our directors or officers, or have a financial interest, will not be void or voidable, if (i) the material facts as to the relationship or interest and as to the contract or transaction are disclosed or are known to our Board of Directors or its committee and the Board of Directors or the committee in good faith authorizes the contract or transaction by the affirmative vote of a majority of disinterested directors, or, if the votes of the disinterested directors are insufficient to constitute an act of the Board of Directors as provided in the BCA, by unanimous vote of the disinterested directors; or (ii) the material facts as to the relationship or interest are disclosed to the shareholders, and the contract or transaction is specifically approved in good faith by the vote of the shareholders; or (iii) the contract or transaction is fair to us as of the time it is authorized, approved or ratified, by the Board of Directors, its committee or the shareholders.

Shareholder Meetings

Under our second amended and restated bylaws, annual shareholder meetings will be held at a time and place selected by our Board of Directors. The meetings may be held in or outside of the Marshall Islands. Special shareholder meetings may be called at any time by our Board of Directors, the chairman of the board, or the president. No business may be conducted at the special meeting other than the business brought before the special meeting by our Board of Directors, the chairman of the board, or the president. Our Board of Directors may set a record date between 15 and 60 days before the date of any meeting to determine the shareholders that will be eligible to receive notice and vote at the meeting. One or more shareholders representing at least one-third of the total voting rights of our total issued and outstanding shares present in person or by proxy at a shareholder meeting shall constitute a quorum for the purposes of the meeting.

Dissenters' Rights of Appraisal and Payment

Under the BCA, our shareholders have the right to dissent from various corporate actions, and receive payment of the fair market value of their shares. In the event of any further amendment of our amended and restated articles of incorporation, a shareholder also has the right to dissent and receive payment for his or her shares if the amendment alters certain rights in respect of those shares. The dissenting shareholder must follow the procedures set forth in the BCA to receive payment. In the event that we and any dissenting shareholder fail to agree on a price for the shares, the BCA procedures involve, among other things, the institution of proceedings in the high court of the Republic of the Marshall Islands or in any appropriate court in any jurisdiction in which our shares are primarily traded on a local or national securities exchange.

Shareholders' Derivative Actions

Under the BCA, any of our shareholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the shareholder bringing the action is a holder of our common shares both at the time the derivative action is commenced and at the time of the transaction to which the action relates.

Limitations on Liability and Indemnification of Officers and Directors

The BCA authorizes corporations to limit or eliminate the personal liability of officers and directors to corporations and their shareholders for monetary damages for breaches of directors' fiduciary duties. Our amended and restated articles of incorporation include a provision that eliminates the personal liability of directors for monetary damages for actions taken as a director to the fullest extent permitted by law.
Our amended and restated articles of incorporation and second amended and restated bylaws provide that we must indemnify our officers and directors to the fullest extent authorized by law if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Company, and with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. We are also expressly authorized to advance certain expenses (including attorneys' fees and disbursements and court costs) to our directors and officers and carry directors' and officers' insurance policies providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and executive officers.
The limitation of liability and indemnification provisions in our amended and restated articles of incorporation and second amended and restated bylaws may discourage shareholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our shareholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.
There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Anti-Takeover Effect of Certain Provisions of our Articles of Incorporation and Bylaws

Several provisions of our amended and restated articles of incorporation and second amended and restated bylaws, which are summarized below, may have anti-takeover effects. These provisions are intended to avoid costly takeover battles, lessen our vulnerability to a hostile change of control and enhance the ability of our Board of Directors to maximize shareholder value in connection with any unsolicited offer to acquire us. However, these anti-takeover provisions, which are summarized below, could also discourage, delay or prevent (1) the merger or acquisition of our Company by means of a tender offer, a proxy contest or otherwise that a shareholder may consider in its best interest and (2) the removal of incumbent officers and directors.

Classified Board of Directors

Our amended and restated articles of incorporation provide for the division of our Board of Directors into three classes of directors, with each class as nearly equal in number as possible, serving staggered, three year terms. Approximately one-third of our Board of Directors will be elected each year. This classified board provision could discourage a third party from making a tender offer for our common shares or attempting to obtain control of us. It could also delay shareholders who do not agree with the policies of our Board of Directors from removing a majority of our Board of Directors for two years.

Blank Check Preferred Stock

Under the terms of our amended and restated articles of incorporation, our Board of Directors has authority, without any further vote or action by our shareholders, to issue up to 25 million shares of blank check preferred shares. Our Board of Directors may issue preferred shares on terms calculated to discourage, delay or prevent a change of control of us or the removal of our management.

Election and Removal of Directors

Our amended and restated articles of incorporation prohibit cumulative voting in the election of directors. Our amended and restated articles of incorporation and second amended and restated bylaws require parties other than the Board of Directors to give advance written notice of nominations for the election of directors. Our amended and restated articles of incorporation and second amended and restated bylaws also provide that our directors may be removed only for cause and only upon the affirmative vote of the holders of 70% or more of the outstanding shares of our capital stock entitled to vote generally in the election of directors. These provisions may discourage, delay or prevent the removal of incumbent officers and directors.

Business Combinations

Although the BCA does not contain specific provisions regarding "business combinations" between corporations organized under the laws of the Republic of Marshall Islands and "interested shareholders," we have included these provisions in our amended and restated articles of incorporation. Our amended and restated articles of incorporation contain provisions which prohibit us from engaging in a business combination with an interested shareholder for a period of three years after the date of the transaction in which the person became an interested shareholder, unless:

•	prior to the date of the transaction that resulted in the shareholder becoming an interested shareholder, our Board of Directors approved either the business combination or the transaction that resulted in the shareholder becoming an interested shareholder;
•	upon consummation of the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer;
•	at or subsequent to the date of the transaction that resulted in the shareholder becoming an interested shareholder, the business combination is approved by the Board of Directors and authorized at an annual or special meeting of shareholders, and not by written consent, by the affirmative vote of at least 70% of the outstanding voting stock that is not owned by the interested shareholder; or

•	the shareholder became an interested shareholder prior to the consummation of the initial public offering of our common shares under the Securities Act.

For purposes of these provisions, a "business combination" includes mergers, consolidations, exchanges, asset sales, leases and other transactions resulting in a financial benefit to the interested shareholder and an "interested shareholder" is any person or entity that beneficially owns 20% or more of the shares of our outstanding voting stock and any person or entity affiliated with or controlling or controlled by that person or entity.

Limited Actions by Shareholders

Our second amended and restated bylaws provide that any action required or permitted to be taken by our shareholders must be effected at an annual or special meeting of shareholders or by the unanimous written consent of our shareholders. Our second amended and restated bylaws also provide that our Board of Directors, the chairman of the board, or the president may call special meetings of our shareholders and the business transacted at the special meeting is limited to business brought before the special meeting by our Board of Directors, Chairman or President. Accordingly, shareholders are prevented from calling a special meeting for shareholder consideration of a proposal over the opposition of our Board of Directors and shareholder consideration of a proposal may be delayed until the next annual meeting.

Supermajority Provisions

The BCA generally provides that the affirmative vote of a majority of the outstanding shares entitled to vote at a meeting of shareholders is required to amend a corporation's articles of incorporation, unless the articles of incorporation requires a greater percentage. Our amended and restated articles of incorporation provide that the following provisions in the articles may be amended only by an affirmative vote of 70% or more of the outstanding shares of our capital stock entitled to vote:

•	the Board of Directors shall be divided into three classes;
•	directors may only be removed for cause and by an affirmative vote of the holders of 70% or more of the outstanding shares of our capital stock entitled to vote generally in the election of directors;
•	the shareholders are authorized to alter, amend or repeal our bylaws by an affirmative vote of 70% or more of the outstanding shares of our capital stock entitled to vote generally in the election of directors;
•	the Company may not engage in any business combination with any interested shareholder for a period of three years following the transaction in which the person became an interested shareholder; and
•	the Company shall indemnify directors and officers to the full extent permitted by law, and the company shall advance certain expenses (including attorneys' fees and disbursements and court costs) to the directors and officers.

Advance Notice Requirements for Shareholders Proposals and Director Nominations

Our amended and restated articles of incorporation and second amended and restated bylaws provide that shareholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of shareholders must provide timely notice of their proposal in writing to the corporate secretary. Generally, to be timely, a shareholder's notice must be received at our principal executive offices not less than 120 days nor more than 180 days prior to the one year anniversary of the immediately preceding year's annual meeting of shareholders. Our amended and restated articles of incorporation and second amended and restated bylaws also specify requirements as to the form and content of a shareholder's notice. These provisions may impede a shareholder's ability to bring matters before an annual meeting of shareholders or make nominations for directors at an annual meeting of shareholders.

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
We refer you to "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities," "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions" and "Item 10. Additional Information—B. Memorandum and Articles of Association" for a discussion of our material agreements that we have entered into outside the ordinary course of our business during the two-year period immediately preceding the date of this annual report.
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
The following is a discussion of the material Greek, Marshall Islands, Liberian, Belgium, Canadian, German and U.S. federal income tax consequences to our Company and to a "U.S. Holder" and a "Non-U.S. Holder," as each term is defined below. This discussion does not purport to deal with the tax consequences of owning common stock to all categories of investors, some of which, such as dealers in securities, investors whose functional currency is not the U.S. dollar and investors that own, actually or under applicable constructive ownership rules, 10% or more of our common stock, may be subject to special rules. This discussion deals only with shareholders who own the common stock as a capital asset. Moreover, this discussion is based upon laws, regulations and other authorities in effect as of the date hereof, all of which are subject to change, possibly with retroactive effect. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under U.S. federal, state, local and foreign law of the ownership of shares of our common stock.

Greek Tax Considerations
AMP has established an office in Greece which provides services to AMP and AMP's office in Cyprus. Under the laws of Greece, and in particular under Greek Law 3427/2005, the income of AMP's Greek office is calculated on a cost plus basis on expenses incurred by that office. This determination is subject to periodic review every five years. The profit margin set by the Greek Ministry of Economy and Finance for the period 2011 to 2015 is 5.42%. With respect to the period of 2016 to 2020, we have submitted the relevant feasibility study to the Greek Ministry of Economy and Finance which provides for a profit margin of 5%. The relevant study is pending for approval and once confirmed it will apply retroactively from January 1, 2016. AMP's income, as calculated by applying the applicable profit margin, is subject to Greek corporate income tax at the rate of 29%, 26%, and 26%, respectively, for the fiscal years 2015, 2014 and 2013. All expenses to which the profit margin applies are deducted from gross income for Greek corporate income tax purposes. Accordingly, under Greek Law 3427/2005, as currently applied to us, we expect that AMP will continue to have no liability for any material amount of Greek income tax.
Additionally, according to new tax legislation ratified on January 11, 2013, all vessels with a non-Greek flag, which are managed by Greek or foreign ship management companies established in Greece, bear tonnage tax on the basis of the gross tonnage and age of the vessel. Our vessels did not incur material tax liabilities as a result of this new legislation.
Marshall Islands Tax Considerations
In the opinion of Seward & Kissel LLP, our Marshall Islands counsel, the following are the material Marshall Islands tax consequences to us of our activities and to our shareholders of the ownership of our common stock. We are incorporated in the Marshall Islands. Under current Marshall Islands law, we are not subject to tax on income or capital gains, and no Marshall Islands withholding tax or income tax will be imposed upon payments of dividends by us to our shareholders or proceeds from the disposition of our common stock, provided such shareholders are not residents of the Marshall Islands. There is no income tax treaty between the United States and the Republic of the Marshall Islands.
Liberian Tax Considerations
Under the Consolidated Tax Amendments Act of 2010, nonresident Liberian corporations are wholly exempted from Liberia taxation effective as of 1977. Therefore, our Liberian subsidiaries will be wholly exempt from Liberian income taxation.
Belgium Tax Considerations
Our operations in Belgium, through our subsidiaries Aegean Bunkers at Sea NV, or ABAS, and ANWE, are subject to Belgium income taxation. For the year ended December 31, 2015, our operations in Belgium were taxed at a rate of 33.99%. Please see Note 25 to our consolidated financial statements included herein for further discussion on our tax liability in Belgium.
Canada Tax Considerations
Our operations in Canada, through our subsidiary ICS Petroleum, are subject to Canada income taxation. For the year ended December 31, 2015, our operations in Montreal were taxed at a rate of 26.9% and our operations in Vancouver were taxed at a rate of 26.0%. Please see Note 25 to our consolidated financial statements included herein for further discussion on our tax liability in Canada.
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
We are subject to the informational requirements of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act. In accordance with these requirements, we file reports and other information with the SEC. These materials, including this annual report and the accompanying exhibits, may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling 1 (800) SEC-0330, and you may obtain copies at prescribed rates from the Public Reference Section of the SEC at its principal office in Washington, D.C. 20549. The SEC maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information that we and other registrants have filed electronically with the SEC. Our filings are also available on our website at www.ampni.com. This web address is provided as an inactive textual reference only. Information contained on our website does not constitute part of this annual report.
Shareholders may also request a copy of our filings at no cost, by writing or telephoning us at the following address:
Aegean Marine Petroleum Network Inc.
10 Akti Kondili 18545 Piraeus, Greece
Telephone: +30 (210) 458-6200
I.	Subsidiary Information
Not applicable.
ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Price Risk
Our price risk has been minimal because we have generally purchased inventory for which we have already had a binding sales contract in place. We generally do not fix future prices for delivery of fuel in excess of one week and our suppliers generally use average PLATTS pricing in their calculation of cost prices to us. Accordingly, our exposure to price risk has covered a period of only a few days. For the year ended December 31, 2015, we imported and stored cargos of marine fuel prior to resale to our customers. Accordingly, in some regions, we purchased fuel before entering into a binding sales contract with a customer. We believe that our exposure to price risk in these locations covers a period of one to two weeks. From time to time, we take positions in fuel pricing contracts. Our policy is to not use fuel related derivative financial instruments for speculative purposes. Generally, fuel pricing contracts may be used to hedge exposure to changes in the net cost of marine fuel purchases. Upon settlement, if the contracted net price of marine fuel purchased is less than the settlement price, the seller of the fuel pricing contract is required to pay the buyer an amount equal to the difference between the contracted price and the settlement price. Conversely, if the contracted price is greater than the settlement price, the buyer is required to pay the seller the settlement sum. If we take positions in fuel pricing contracts or other derivative instruments, we could suffer losses in the settling or termination of these agreements. This could adversely affect our results of operation and cash flow.

During the years ended December 31, 2015 and 2014, we entered into fuel pricing contracts for 14,553,635 and 7,784,141 metric tons, respectively. These derivatives are intended to serve as an approximate hedge for the net cost of fuel purchases. Our fuel pricing contracts do not qualify as cash flow hedges for accounting purposes and therefore gains or losses are recognized in the accompanying consolidated statements of income. Fuel pricing contracts are settled on a monthly basis using quoted market prices of the underlying commodity. The fair value of these instruments as of December 31, 2015 was an asset of $22.4 million. The fair value of these instruments as of December 31, 2014 was an asset of $18.9 million. During the years ended December 31, 2015 and 2014, we recognized a gain of $45.8 million and a gain of $50.5 million, respectively. In the future, we may enter into long-term fixed price sales commitments, which fix the prices of future fuel sales. Furthermore, we may use cargo storage in our other service centers or we might import larger cargos of fuel for storage, which would increase our oil price risk. Furthermore, in the future, we might execute cargo trading transactions to arbitrage the price of marine fuel, which method would increase our oil price risk. Finally, we may enter into derivative contracts in the forms of swaps or futures in order to mitigate the risk of market price fluctuations in marine fuel. Please refer to Note 16 to our consolidated financial statements included at the end of this annual report which provides additional information on our derivatives as of December 31, 2015 and 2014.
Interest Rate Risk
We are subject to market risks relating to changes in interest rates as we have significant amounts of floating rate long-term debt and short-term borrowings outstanding. During the year ended December 31, 2015, we paid interest on this debt mainly based on LIBOR plus an average spread of 2.4% on our bank loans. A one percent increase in LIBOR would have increased our interest expense for the year ended December 31, 2015 from $22.4 million to $27.3 million. We expect to repay our borrowings on a periodic basis using cash flows from operations.
We enter into interest rate swap agreements from time to time in order to economically hedge our exposure to variability in our floating rate long-term debt. As of December 31, 2015, we had one interest rate swap agreement in place. The total notional principal amount of this swap as of December 31, 2015 and 2014 was $4.2 million and $5.2 million, respectively. This swap has specified rates and duration. Please refer to the table in Note 16 of our consolidated financial statements included at the end of this annual report for a summary of the terms of this interest rate.
Under our interest rate swap transactions, the bank makes quarterly floating-rate payments to us for the relevant amount based on the floating interest rate and we make quarterly payments to the bank on the relevant amount at the respective fixed rates.
Our interest rate swap does not meet hedge accounting criteria under accounting guidance relating to hedge accounting. Although we are exposed to credit-related losses in the event of non-performance in connection with such swap agreement, because the counterparty is rated A or better at the time of the transaction, we consider the risk of loss due to its nonperformance to be minimal. Through this swap transaction, we effectively hedged the interest rate exposure of our 2010 Newbuilding Secured Loan Facility, of which $4.2 million was outstanding as of December 31, 2015.
Exchange Rate Risk
We have conducted the vast majority of our business transactions in U.S. dollars. We have purchased marine petroleum products in the international oil and gas markets and our vessels have operated in international shipping markets; both these international markets transact business primarily in U.S. dollars. Accordingly, our total revenues have been fully denominated in U.S. dollars and our cost of marine petroleum products, which, for the year ended December 31, 2015, comprised approximately 93% of our total operating expenses, have been denominated in U.S. dollars. Our balance sheet is mainly comprised of dollar-denominated assets including trade receivables, inventories and the cost of vessels, and liabilities including trade payables, short-term borrowings and long-term loans. Our foreign exchange losses in recent periods have mainly arisen from the translation of assets and liabilities of our service centers that are denominated in local currency. Accordingly, the impact of foreign exchange fluctuations on our consolidated statements of income has been minimal.
Should we enter certain markets where payments and receipts are denominated in local currency or should either the international oil and gas markets or the international shipping markets change their base currency from the U.S. dollar to another international currency such as the Euro, the impact on our dollar-denominated consolidated statements of income may be significant.
Due to the minimal historic impact of foreign exchange fluctuations on our operations, it is our policy to not enter into hedging arrangements in respect of our foreign currency exposures related to our sales and purchases. However, we currently hedge our exposure on loan repayments denominated in foreign currency.
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
(a)       Disclosure controls and procedures.
Our President and Principal Executive Officer and Chief Financial Officer evaluated the effectiveness of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2015. Based on that evaluation, our President and the Chief Financial Officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

(b)       Management's annual report on internal control over financial reporting.
Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) promulgated under the Exchange Act and for the assessment of the effectiveness of internal control over financial reporting.
Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Exchange Act as a process designed by, or under the supervision of, our President and Principal Executive Officer and Chief Financial Officer and effected by our Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:
●	Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;
●	Provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and
●	Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the consolidated financial statements.
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
Management, with the participation of our President and Principal Executive Officer and Chief Financial Officer, assessed the effectiveness of the design and operation of our internal control over financial reporting pursuant to Rule 13a-15 of the Exchange Act as of December 31, 2015. Based upon that evaluation, our President and Principal Executive Officer and Chief Financial Officer concluded that our internal controls over financial reporting were effective as of December 31, 2015.

The effectiveness of our internal control over financial reporting, as of December 31, 2015 has been audited by Deloitte Hadjipavlou Sofianos & Cambanis S.A, an independent registered public accounting firm. Their audit report on the effectiveness of internal control over financial reporting is presented in "Item 18. Financial Statements."
(c)            Attestation report of the registered public accounting firm.
The registered public accounting firm that audited the consolidated financial statements, Deloitte Hadjipavlou Sofianos & Cambanis S.A., has issued an attestation report on our internal control over financial reporting, appearing on page F-3 of the consolidated financial statements filed as a part of this annual report.
(d)            Changes in internal control over financial reporting.
Management, with the participation of our President and Principal Executive Officer and Chief Financial Officer, assessed the effectiveness of the design and operation of our internal control over financial reporting pursuant to Rule 13a-15 of the Exchange Act as of December 31, 2014. Based upon that evaluation, our management concluded that as of December 31, 2014, our internal control over financial reporting was not effective due to the material weaknesses noted below:

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

The classification errors discussed above were identified subsequent to the issuance of our earnings release for the three months and year ended December 31, 2014. The classification errors were corrected in the audited consolidated balance sheet, statement of income and statement of cash flows for the fiscal year ended December 31, 2014.

The following changes were made to our internal control over financial reporting during the year ended December 31, 2015 to remediate the material weaknesses, as disclosed in our Annual Report on Form 20-F for the year ended December 31, 2014:

a)            We enhanced our controls over the preparation and review of bank and short-term borrowing reconciliations.
b)            We designed a new control over the identification and disclosure of transactions with new related parties.

The abovementioned controls were operational since the second and third quarter, respectively, for the year ended December 31, 2015 and management concluded that the controls are operating effectively.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT
In accordance with the rules of the NYSE, the exchange on which our common stock is listed, we have appointed an audit committee whose members as of December 31, 2015 are Messrs. Konomos, Papanicolaou and Koutsomitopoulos, and Mr. Konomos has been determined to be a financial expert by our Board of Directors and independent, as that term is defined in the listing standards of the NYSE.
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
185 45, Piraeus, Greece
Telephone: +30 (210) 458-6200

ITEM 16C.	PRINCIPAL ACCOUNTING FEES AND SERVICES
Our principal accountants, Deloitte Hadjipavlou Sofianos & Cambanis S.A., an independent registered public accounting firm and member of Deloitte Touche Tohmatsu Limited, have billed us for audit, audit-related and non-audit services as follows:

	Year Ended December 31,
	2015	2014
	(in millions of U.S. dollars)
Audit fees	0.9	0.8
Audit-related fees	-	-
Tax- relates fees	-	-
All other fees	0.1	-
Total fees	1.0	0.8

Audit fees represent compensation for professional services rendered for (i) the audit of our consolidated financial statements included herein; (ii) the review of our quarterly financial information; and (iii) services provided in connection with public or private offerings effectuated or withdrawn and any other services performed for the SEC or other regulatory filings by us or our subsidiaries.
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
On October 16, 2014, we announced that our Board of Directors authorized a new share repurchase program under which we may repurchase up to $20 million of our outstanding common stock over the next two years. Purchases under the program may be made from time to time for cash in open market transactions at prevailing market prices or in privately negotiated transactions. The timing and amount of purchases under the program are determined by our management, based on their evaluation market conditions, capital allocation alternatives, and other factors. The program does not require us to purchase any specific number or amount of shares of our common stock and may be suspended or reinstated at any time in our discretion and without notice. We will execute purchases only during periods where the executive team and the Board of Directors are not aware of material inside information that would likely affect a seller's decision to sell. As of December 31, 2015, no shares have been repurchased under this plan.

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
ITEM 19.	EXHIBITS

Exhibit Number	Description

1.1	Amended and Restated Articles of Incorporation of Aegean Marine Petroleum Network Inc.(1)

1.2	Certificate of Designations of Rights, Preferences and Privileges of Series A Participating Preferred Stock of Aegean Marine Petroleum Network Inc.(6)

1.3	Second Amended and Restated Bylaws of Aegean Marine Petroleum Network Inc.

2.1	Form of common share certificate of Aegean Marine Petroleum Network Inc.(1)

2.2	Stockholders Rights Agreement between Aegean Petroleum Network Inc. and Computershare Trust Company, N.A., dated August 14, 2009(6)

2.3	Senior Indenture, dated October 23, 2013, by and between Aegean Marine Petroleum Network Inc. and Deutsche Bank Trust Company Americas, as trustee(10)

2.4	First Supplemental Indenture, dated October 23, 2013, by and between Aegean Marine Petroleum Network Inc. and Deutsche Bank Trust Company Americas, as trustee(10)

4.1	Form of Registration Rights Agreement(1)

4.2	Marine Fuel Supply Service Agreement, dated April 1, 2005, by and between Aegean Marine Petroleum S.A. and Aegean Oil S.A.(1)

4.3	Form of License Agreement by and between Aegean Oil S.A. and Aegean Marine Petroleum Network Inc.(1)

4.4
2005 Newbuilding Secured Syndicated Term Loan, dated August 30, 2005, by and among Aegean Baltic Bank S.A. and HSH Nordbank AG, as Lenders, and Kithnos Maritime Inc., Naxos Maritime Inc., Paros Maritime Inc., Santorini Maritime Inc. and Serifos Maritime Inc., as Borrowers(1)

4.5
Supplemental Agreement, dated June 8, 2007, relating to the 2005 Newbuilding Secured Syndicated Term Loan, dated August 30, 2005, by and among Aegean Baltic Bank S.A. and HSH Nordbank AG, as Lenders, and Kithnos Maritime Inc., Naxos Maritime Inc., Paros Maritime Inc., Santorini Maritime Inc. and Serifos Maritime Inc., as Borrowers(2)

4.6
Supplemental Agreement, dated January 27, 2011, to the 2005 Newbuilding Secured Syndicated Term Loan, dated August 30, 2005, by and among Aegean Baltic Bank S.A. and HSH Nordbank AG, as Lenders, and Kithnos Maritime Inc., Naxos Shipping (Pte.) Ltd, Paros Shipping (Pte.) Ltd., Santorini I Maritime Limited, and Serifos Shipping (Pte.) Ltd., as Borrowers(7)

4.7
Supplemental Agreement, dated June 23, 2011, to the 2005 Newbuilding Secured Syndicated Term Loan, dated August 30, 2005, by and among Aegean Baltic Bank S.A. and HSH Nordbank AG, as Lenders, and Kithnos Maritime Inc., Naxos Shipping (Pte.) Ltd, Paros Shipping (Pte.) Ltd., Santorini I Maritime Limited, and Serifos Shipping (Pte.) Ltd., as Borrowers(7)

4.8
Supplemental Letter, dated June 20, 2013, to the 2005 Newbuilding Secured Syndicated Term Loan, dated August 30, 2005, by and among Aegean Baltic Bank S.A. and HSH Nordbank AG, as Lenders, and Kithnos Maritime, Inc., Lefkas Maritime S.A., Paros Shipping (Pte.) Ltd., Santorini I Maritime Limited, and Serifos Shipping (Pte.) Ltd, as Borrowers(9)

4.9
Supplemental Agreement, dated July 16, 2014, relating to the 2005 Newbuilding Secured Syndicated Term Loan, dated August 30, 2005, by and among Aegean Baltic Bank S.A. and HSH Nordbank AG, as Lenders, and Kithnos Maritime Inc., Lefkas Maritime S.A., Paros Maritime Inc., Santorini I Maritime Limited and Serifos Shipping (Pte.) Ltd., as Borrowers

4.10
Third 2006 Newbuilding Secured Term Loan, dated October 25, 2006, by and among Aegean Baltic Bank S.A. and HSH Nordbank AG, as Lenders, and Eton Marine Ltd., Benmore Services S.A. and Ingram Enterprises Co., as Borrowers(1)

4.11
Supplemental Agreement, dated May 25, 2011, to the Third 2006 Newbuilding Secured Term Loan, dated October 25, 2006, by and among Aegean Baltic Bank S.A. and HSH Nordbank AG, as Lenders, and Eton Marine Ltd., Benmore Services S.A. and Ingram Enterprises Co., as Borrowers

4.12
Supplemental Agreement, dated June 23, 2011, to the Third 2006 Newbuilding Secured Term Loan, dated October 25, 2006, by and among Aegean Baltic Bank S.A. and HSH Nordbank AG, as Lenders, and Eton Marine Ltd., Benmore Services S.A. and Ingram Enterprises Co., as Borrowers(7)

4.13
Supplemental Letter, dated June 20, 2013, to the Third 2006 Newbuilding Secured Term Loan, dated October 25, 2006, by and among Aegean Baltic Bank S.A. and HSH Nordbank AG, as Lenders, and Eton Marine Ltd., Benmore Services S.A. and Ingram Enterprises Co., as Borrowers(9)

4.14	Second 2006 Newbuilding Secured Term Loan, dated October 27, 2006, by and among National Bank of Greece S.A., as Lender, and Tasman Seaways Inc. and Santon Limited, as Borrowers(1)

4.15
Supplemental Agreement, dated July 28, 2010, to the Second 2006 Newbuilding Secured Term Loan, dated October 27, 2006, by and among National Bank of Greece S.A., as Lender, and Tasman Seaways Inc. and Santon Limited, as Borrowers

4.16
Supplemental Agreement, dated April 7, 2015, to the Second 2006 Newbuilding Secured Term Loan, dated October 27, 2006, by and among National Bank of Greece S.A., as Lender, and Tasman Seaways Inc. and Santon Limited, as Borrowers

4.17
2006 Newbuilding Secured Syndicated Term Loan, dated October 30, 2006, by and among Aegean Baltic Bank S.A. and HSH Nordbank AG, as Lenders, and Kerkyra Marine S.A., Ithaki Marine S.A., Cephallonia Marine S.A., Paxoi Marine S.A., Zakynthos Marine S.A., Lefkas Marine S.A. and Kythira Marine S.A., as Borrowers(1)

4.18
Supplemental Letter, dated June 20, 2013, to the 2006 Newbuilding Secured Syndicated Term Loan, dated October 30, 2006, by and among Aegean Baltic Bank S.A. and HSH Nordbank AG, as Lenders, and Kerkyra Marine S.A., Ithaki Marine S.A., Cephallonia Marine S.A., Paxoi Marine S.A., Zakynthos Marine S.A., Lefkas Marine S.A. and Kythira Marine S.A., as Borrowers(9)

4.19
Supplemental Agreement, dated October 22, 2013, to the 2006 Newbuilding Secured Syndicated Term Loan, dated October 30, 2006, by and among Aegean Baltic Bank S.A. and HSH Nordbank AG, as Lenders, and Kerkyra Marine S.A., Ithaki Marine S.A., Cephallonia Marine S.A., Paxoi Marine S.A., Zakynthos Marine S.A., Lefkas Shipping (Pte.) Ltd. and Kythira Marine S.A., as Borrowers

4.20
First 2006 Newbuilding Secured Term Loan, dated December 19, 2006, by and among The Royal Bank of Scotland plc, as Lender, and Aegean Marine Petroleum Network Inc. and Aegean Marine Petroleum S.A., as Borrowers(2)

4.21
Supplemental Letter, dated May 23, 2007, to the First 2006 Newbuilding Secured Term Loan, dated December 19, 2006, by and among The Royal Bank of Scotland plc, as Lender, and Aegean Marine Petroleum Network Inc. and Aegean Marine Petroleum S.A., as Borrowers(8)

4.22
Supplemental Letter, dated June 29, 2007, to the First 2006 Newbuilding Secured Term Loan, dated December 19, 2006, by and among The Royal Bank of Scotland plc, as Lender, and Aegean Marine Petroleum Network Inc. and Aegean Marine Petroleum S.A., as Borrowers(8)

4.23
Supplemental Letter, dated September 21, 2007, to the First 2006 Newbuilding Secured Term Loan, dated December 19, 2006, by and among The Royal Bank of Scotland plc, as Lender, and Aegean Marine Petroleum Network Inc. and Aegean Marine Petroleum S.A., as Borrowers(8)

4.24
Supplemental Letter, dated October 19, 2007, to the First 2006 Newbuilding Secured Term Loan, dated December 19, 2006, by and among The Royal Bank of Scotland plc, as Lender, and Aegean Marine Petroleum Network Inc. and Aegean Marine Petroleum S.A., as Borrowers(8)

4.25
Supplemental Letter, dated October 30, 2007, to the First 2006 Newbuilding Secured Term Loan, dated December 19, 2006, by and among The Royal Bank of Scotland plc, as Lender, and Aegean Marine Petroleum Network Inc. and Aegean Marine Petroleum S.A., as Borrowers(8)

4.26
Supplemental Letter, dated November 15, 2007, to the First 2006 Newbuilding Secured Term Loan, dated December 19, 2006, by and among The Royal Bank of Scotland plc, as Lender, and Aegean Marine Petroleum Network Inc. and Aegean Marine Petroleum S.A., as Borrowers

4.27
Supplemental Agreement, dated February 17, 2011, to the First 2006 Newbuilding Secured Term Loan, dated December 19, 2006, by and among The Royal Bank of Scotland plc, as Lender, and Aegean Marine Petroleum Network Inc. and Aegean Marine Petroleum S.A., as Borrowers

4.28
Supplemental Agreement, dated February 14, 2013, to the First 2006 Newbuilding Secured Term Loan, dated December 19, 2006, by and among The Royal Bank of Scotland plc, as Lender, and Aegean Marine Petroleum Network Inc. and Aegean Marine Petroleum S.A., as Borrowers, as amended(8)

4.29
Supplemental Letter, dated January 23, 2014, to the First 2006 Newbuilding Secured Term Loan, dated December 19, 2006, by and among The Royal Bank of Scotland plc, as Lender, and Aegean Marine Petroleum Network Inc. and Aegean Marine Petroleum S.A., as Borrowers

4.30
Supplemental Letter, dated November 20, 2014, to the First 2006 Newbuilding Secured Term Loan, dated December 19, 2006, by and among The Royal Bank of Scotland plc, as Lender, and Aegean Marine Petroleum Network Inc. and Aegean Marine Petroleum S.A., as Borrowers

4.31
2007 Newbuilding Secured Term Loan, dated July 5, 2007, by and among The Royal Bank of Scotland Plc, as Lender, and Andros Marine Inc., Dilos Marine Inc., Ios Marine Inc., Sifnos Marine Inc. and Tinos Marine Inc., as Borrowers(2)

4.32
Supplemental Agreement, dated September 12, 2008, to the 2007 Newbuilding Secured Term Loan, dated July 5, 2007, by and among The Royal Bank of Scotland Plc, as Lender, and Andros Marine Inc., Dilos Marine Inc., Ios Marine Inc., Sifnos Marine Inc. and Tinos Marine Inc., as Borrowers, as amended and supplemented(4)

4.33
Supplemental Agreement, dated August 17, 2012, to the 2007 Newbuilding Secured Term Loan, dated July 5, 2007, by and among The Royal Bank of Scotland Plc, as Lender, and Andros Marine Inc., Dilos Marine Inc., Ios Marine Inc., Aegean VII Shipping Ltd. and ANAFI Shipping (Pte.) Ltd., as Borrowers, as amended and supplemented(8)

4.34
Supplemental Agreement, dated November 20, 2012, to the 2007 Newbuilding Secured Term Loan, dated July 5, 2007, by and among The Royal Bank of Scotland Plc, as Lender, and Andros Marine Inc., Dilos Marine Inc., Ios Marine Inc., Aegean VII Shipping Ltd. and ANAFI Shipping (Pte.) Ltd., as Borrowers, as amended and supplemented(8)

4.35
Supplemental Agreement, dated February 27, 2013, to the 2007 Newbuilding Secured Term Loan, dated July 5, 2007, by and among The Royal Bank of Scotland Plc, as Lender, and Andros Marine Inc., Dilos Marine Inc., Ios Shipping Ltd, Aegean VII Shipping Ltd. and ANAFI Shipping (Pte.) Ltd., as Borrowers, as amended and supplemented(8)

4.36
Supplemental Agreement, dated April 16, 2013, to the 2007 Newbuilding Secured Term Loan, dated July 5, 2007, by and among The Royal Bank of Scotland Plc, as Lender, and Andros Marine Inc., Dilos Marine Inc., Ios Shipping Ltd, Aegean VII Shipping Ltd. and ANAFI Shipping (Pte.) Ltd., as Borrowers, as amended and supplemented

4.37
Supplemental Letter, dated January 23, 2014, to the 2007 Newbuilding Secured Term Loan, dated July 5, 2007, by and among The Royal Bank of Scotland Plc, as Lender, and Andros Marine Inc., Dilos Marine Inc., Ios Shipping Ltd, Sifnos Marine Inc. and Aegean VII Shipping Ltd, as Borrowers

4.38
2008 Newbuilding Secured Term Loan, dated April 24, 2008, by and among Aegean Baltic Bank S.A. and HSH Nordbank AG, as Lenders, and Kassos Navigation S.A., Tilos Navigation S.A., Symi Navigation S.A. and Halki Navigation S.A., as Borrowers(4)

4.39
Supplemental Agreement, dated March 28, 2011, to the 2008 Newbuilding Secured Term Loan, dated April 24, 2008, by and among Aegean Baltic Bank S.A. and HSH Nordbank AG, as Lenders, and Kassos Navigation S.A., Tilos Navigation S.A., Symi Navigation S.A. and Halki Navigation S.A., as Borrowers

4.40
Supplemental Letter, dated June 8, 2011, to the 2008 Newbuilding Secured Term Loan, dated April 24, 2008, by and among Aegean Baltic Bank S.A. and HSH Nordbank AG, as Lenders, and Kassos Navigation S.A., Tilos Shipping (Pte.) Ltd., Symi Navigation S.A. and Halki Navigation S.A., as Borrowers

4.41
Supplemental Agreement, dated June 23, 2011, to the 2008 Newbuilding Secured Term Loan, dated April 24, 2008, by and among Aegean Baltic Bank S.A. and HSH Nordbank AG, as Lenders, and Kassos Navigation S.A., Tilos Shipping (Pte.) Ltd., Symi Navigation S.A. and Halki Navigation S.A., as Borrowers(7)

4.42
Supplemental Letter, dated June 20, 2013, to the 2008 Newbuilding Secured Term Loan, dated April 24, 2008, by and among Aegean Baltic Bank S.A. and HSH Nordbank AG, as Lenders, and Kassos Navigation S.A., Tilos Shipping (Pte.) Ltd., Symi Navigation S.A. and Halki Navigation S.A., as Borrowers(9)

4.43	2008 Secured Term Loan, dated July 8, 2008, by and among Piraeus Bank A.E., as Lender, and Aegean Bunkering Services Inc., as Borrower(4)

4.44	Supplemental Agreement, dated June 29, 2012, to the 2008 Secured Term Loan, dated July 8, 2008, by and among Piraeus Bank A.E., as Lender, and Aegean Bunkering Services Inc., as Borrower(8)

4.45	Supplemental Agreement, dated July 11, 2013, to the 2008 Secured Term Loan, dated July 8, 2008, by and among Piraeus Bank A.E., as Lender, and Aegean Bunkering Services Inc., as Borrower(9)

4.46	2008 Overdraft Facility, dated March 30, 2011, by and between Piraeus Bank A.E., as Lender, and Aegean Bunkering Services, as Borrower(5)

4.47	Supplemental Agreement, dated June 29, 2012, to the 2008 Overdraft Facility, dated March 30, 2011, by and between Piraeus Bank A.E., as Lender, and Aegean Bunkering Services, as Borrower(8)

4.48	Supplemental Agreement, dated July 26, 2013, to the 2008 Overdraft Facility, dated March 30, 2011, by and between Piraeus Bank A.E., as Lender, and Aegean Bunkering Services, as Borrower(9)

4.49
2013 Fujairah Credit Facility, dated March 11, 2013, by and among Aegean Oil Terminal Corporation, as Borrower, Aegean Marine Petroleum Network Inc, as Guarantor, ABN AMRO Bank N.V. and UBS Limited, as Arrangers, ABN AMRO Bank N.V., as Agent and Security Agent(8)

4.50
2013 Secured Multicurrency Revolving Credit Facility, dated September 19, 2013, by and among Aegean Marine Petroleum S.A., Aegean Petroleum International Inc., Aegean NWE N.V., ABN AMRO Bank N.V., BNP Paribas (Suisse) S.A., KBC Bank NV, Natixis, Cooperatieve Centrale Raiffeisen-Boerenleebank B.A., ING Belgium Brussels, Geneva Branch, Societe Generale, Belfius Bank N.V./S.A., National Bank of Greece S.A., Credit Suisse AG, Mashreqbank PSC, Emirates NBD PJSC, London Branch, and Arab Bank (Switzerland) Ltd(9)

4.51
2013 Secured Multicurrency Revolving Credit Facility, as amended and restated on September 18, 2014, by and among Aegean Marine Petroleum S.A., Aegean Petroleum International Inc., Aegean NWE N.V., ABN AMRO Bank N.V., BNP Paribas (Suisse) S.A., KBC Bank NV, Natixis, Cooperatieve Centrale Raiffeisen-Boerenleebank B.A., ING Belgium Brussels, Geneva Branch, Societe Generale, Belfius Bank N.V./S.A., National Bank of Greece S.A., Credit Suisse AG, Mashreqbank PSC, Emirates NBD PJSC, London Branch, and Arab Bank (Switzerland) Ltd.(11)

4.52
Amendment and Restatement Agreement, dated September 16, 2015, to the 2013 Secured Multicurrency Revolving Credit Facility, as amended and restated on September 18, 2014, by and among Aegean Marine Petroleum S.A., Aegean Petroleum International Inc., Aegean NWE N.V., Aegean Bunkering German GMBH, ABN AMRO Bank N.V., BNP Paribas (Suisse) SA, KBC Bank NV, Natixis, Cooperatieve Centrale Raiffeisen-Boerenleebank B.A., ING Belgium Brussels, Geneva Branch, Societe Generale, Belfius Bank N.V./S.A., National Bank of Greece S.A., Credit Suisse AG, Mashreqbank PSC, Emirates NBD PJSC, London Branch, and Arab Bank (Switzerland) Ltd.

4.53	Uncommitted Line of Credit, dated December 17, 2013, by and between Aegean Bunkering (USA) LLC and ABN AMRO Capital USA LLC(9)

4.54	Amended and Restated 2014 Uncommitted Working Capital Facility, dated August 22, 2014, by and between Aegean Bunkering (USA) LLC and ABN AMRO Capital USA LLC(11)

4.55	Amendment, dated August 12, 2015, to the Amended and Restated 2014 Uncommitted Working Capital Facility, dated August 22, 2014, by and between Aegean Bunkering (USA) LLC and ABN AMRO Capital USA LLC

4.56	2014 Long Term Loan Agreement, dated March 21, 2014, by and between Aegean Barges NV and KBC Bank NV(9)

4.57	2015 Fujairah Credit Facility, dated October 7, 2015, by and among Aegean Oil Terminal Corporation, United Arab Bank P.J.S.C., and Abu Dhabi Commercial Bank P.J.S.C.

4.58	2016 South Africa Credit Facility, dated March 21, 2016, by and among Aegean Bunkering Services Inc. and Piraeus Bank S.A.

4.59	Trade Receivables Purchase Agreement, dated October 17, 2011, by and between Aegean Marine Petroleum S.A., as Seller and as Servicer, and Deutsche Bank AG, New York Branch, as Purchaser(7)

4.60
First Amendment, dated November 14, 2012, to the Trade Receivables Purchase Agreement, dated October 17, 2011, by and between Aegean Marine Petroleum S.A., as Seller and as Servicer, and Deutsche Bank AG, New York Branch, as Purchaser(8)

4.61
Second Amendment, dated October 2, 2013, to the Trade Receivables Purchase Agreement, dated October 17, 2011, by and between Aegean Marine Petroleum S.A., as Seller and as Servicer, and Deutsche Bank AG, New York Branch, as Purchaser(9)

4.62
Third Amendment, dated November 12, 2013, to the Trade Receivables Purchase Agreement, dated October 17, 2011, by and between Aegean Marine Petroleum S.A., as Seller, and Deutsche Bank AG, New York Branch, as Purchaser(9)

4.63
Amended and Restated Trade Receivables Purchase Agreement, dated November 13, 2015, by and between Aegean Marine Petroleum S.A., as Seller, and Deutsche Bank AG, New York Branch, and Deutsche Bank Trust Company Americas, as Purchasers

4.64	2015 Equity Incentive Plan(11)

8.1	List of Subsidiaries

11.1	Code of Ethics(3)

12.1	Rule 13a-14(a)/15d-14(a) Certification of Principal Executive Officer

12.2	Rule 13a-14(a)/15d-14(a) Certification of Principal Financial Officer

13.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350

13.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350

15.1	Consent of Independent Registered Accounting Firm

15.2	Consent of Seward & Kissel LLP

101
The following financial information from Aegean Marine Petroleum Network Inc.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, formatted in Extensible Business Reporting Language (XBRL):

(i) Consolidated Balance Sheets as of December 31, 2015 and 2014;
(ii) Consolidated Statements of Income for the years ended December 31, 2015, 2014 and 2013;
(iii) Consolidated Statements of Stockholders' Equity for the years ended December 31, 2015, 2014 and 2013;
(iv) Consolidated Statements of Cash Flows for the years ended December 31, 2015, 2014 and 2013; and
(v) Notes to Consolidated Financial Statements.

_____________
(1)	Filed as an exhibit to the Company's Registration Statement on Form F-1, Registration No. 333-129768 and incorporated by reference herein.
(2)	Filed as an exhibit to the Company's Registration Statement on Form F-1, Registration No. 333-146918 and incorporated by reference herein.
(3)	Filed as an exhibit to the Company's Annual Report on Form 20-F filed with the SEC on May 25, 2007 and incorporated by reference herein.
(4)	Filed as an exhibit to the Company's Annual Report on Form 20-F filed with the SEC on April 22, 2009 and incorporated by reference herein.
(5)	Filed as an exhibit to the Company's Annual Report on Form 20-F filed with the SEC on April 6, 2011 and incorporated by reference herein.
(6)	Filed as an exhibit to the Company's Registration Statement on Form 8-A filed with the SEC on August 14, 2009 and incorporated by reference herein.
(7)	Filed as an exhibit to the Company's Annual Report on Form 20-F filed with the SEC on April 13, 2012 and incorporated by reference herein.
(8)	Filed as an exhibit to the Company's Annual Report on Form 20-F filed with the SEC on April 26, 2013 and incorporated by reference herein.
(9)	Filed as an exhibit to the Company's Annual Report on Form 20-F filed with the SEC on April 25, 2014 and incorporated by reference herein.
(10)	Filed as an exhibit to the Company's Current Report on Form 6-K on October 25, 2013, and incorporated by reference herein.
(11)	Filed as an exhibit to the Company's Annual Report on Form 20-F filed with the SEC on May 15, 2015 and incorporated by reference herein.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AEGEAN MARINE PETROLEUM NETWORK INC.

	By:	/s/ E. Nikolas Tavlarios
Name: E. Nikolas Tavlarios Title: President
Date: April 28, 2016

AEGEAN MARINE PETROLEUM NETWORK INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Aegean Marine Petroleum Network, Inc.
Majuro, Republic of the Marshall Islands

We have audited the accompanying consolidated balance sheets of Aegean Marine Petroleum Network, Inc. and subsidiaries (the "Company") as of December 31, 2015 and 2014, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2015. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Aegean Marine Petroleum Network, Inc. and its subsidiaries as of December 31, 2015 and 2014, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 28, 2016 expressed an unqualified opinion thereon.

/s/ Deloitte Hadjipavlou Sofianos & Cambanis S.A.

Athens, Greece

April 28, 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Aegean Marine Petroleum Network, Inc.
Majuro, Republic of the Marshall Islands
We have audited the internal control over financial reporting of Aegean Marine Petroleum Network, Inc. and subsidiaries (the "Company") as of December 31, 2015, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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
In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2015 of the Company and our report dated April 28, 2016 expressed an unqualified opinion on those financial statements.

/s/ Deloitte Hadjipavlou Sofianos & Cambanis S.A.

Athens, Greece
April 28, 2016

AEGEAN MARINE PETROLEUM NETWORK INC.
CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of U.S. dollars – except for share and per share data)

	December 31,
	2015	2014
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$139,314	$129,551
Trade receivables, net of allowance for doubtful accounts of $7,278 and $5,851 as of December 31, 2015 and 2014, respectively (Note 2 and 4)	309,874	354,223
Trade receivables from related companies (Note 5)	18,963	12,689
Due from related companies (Note 5)	6,887	5,973
Derivative asset (Note 16)	22,416	18,941
Inventories (Note 6)	114,531	156,990
Prepayments and other current assets, net of allowances for doubtful accounts of $565 and $0, as of December 31, 2015 and 2014, respectively (Note 7)	116,004	54,901
Deferred tax asset (Note 25)	2,133	754
Restricted cash (Note 2)	828	2,306
Total current assets	730,950	736,328

FIXED ASSETS:
Advances for vessels under construction and acquisitions (Note 8)	-	5,466
Advances for other fixed assets under construction	398	-
Vessels, cost (Note 9)	480,346	473,388
Vessels, accumulated depreciation (Note 9)	(109,328)	(92,196)
Vessels' net book value	371,018	381,192
Other fixed assets, net (Note 10)	246,783	253,768
Total fixed assets	618,199	640,426

OTHER NON-CURRENT ASSETS:
Deferred charges, net (Note 11)	31,652	27,874
Intangible assets (Note 3 and 12)	8,778	15,507
Goodwill (Note 3 and12)	66,031	66,031
Deferred tax asset (Note 25)	-	1,224
Other non-current assets	1,046	925
Total non-current assets	107,507	111,561

Total assets	1,456,656	1,488,315

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Short-term borrowings (Note 14)	249,497	318,978
Current portion of long-term debt (Note 15)	26,398	38,612
Trade payables to third-parties	72,413	115,634
Trade payables to related companies (Note 5)	4	3,422
Other payables to related companies (Note 5)	1,186	1,172
Deferred tax liability (Note 25)	990	-
Accrued and other current liabilities (Note 13)	38,621	55,917
Total current liabilities	389,109	533,735

NON-CURRENT LIABILITIES:
Long-term debt, net of current portion (Note 15)	440,765	383,290
Deferred tax liability (Note 25)	2,563	1,010
Derivative liability (Note 16)	420	592
Other non-current liabilities	2,273	2,272
Total non-current liabilities	446,021	387,164

COMMITMENTS AND CONTINGENCIES (Note 17)

STOCKHOLDERS' EQUITY:
Preferred stock, $0.01 par value; 25,000,000 shares authorized, none issued (Note 23)	-	-
Common stock, $0.01 par value; 100,000,000 shares authorized at December 31, 2015 and December 31, 2014; 51,382,492 and 50,242,992 shares issued and 49,410,853 and 48,271,353 shares outstanding at December 31, 2015 and December 31, 2014, respectively (Note 23)	514	502
Treasury stock, $0.01 par value; 1,971,639 shares, repurchased at December 31, 2015 and December 31, 2014 (Note 23)	(29,327)	(29,327)
Additional paid-in capital (Note 23)	394,068	371,924
Retained earnings	256,271	224,317
Total AMPNI stockholders' equity	621,526	567,416

Non-controlling interest	-	-
Total equity	621,526	567,416
Total liabilities and equity	$1,456,656	$1,488,315
The accompanying notes are an integral part of these consolidated financial statements.

AEGEAN MARINE PETROLEUM NETWORK INC.
CONSOLIDATED STATEMENTS OF INCOME
(Expressed in thousands of U.S. dollars – except for share and per share data)

	For the Year Ended December 31,
	2015	2014	2013

Revenues
Revenues – third-parties (Note 18)	$4,211,596	$6,625,244	$6,303,105
Revenues – related companies (Note 5 and 18)	20,058	36,557	31,624
Total Revenues	4,231,654	6,661,801	6,334,729

Cost of Revenues
Cost of revenues – third-parties (Note 18)	3,762,688	5,971,819	5,621,408
Cost of revenues – related companies (Note 5 and 18)	137,137	352,888	427,329
Total Cost of Revenues	3,899,825	6,324,707	6,048,737

Gross Profit	331,829	337,094	285,992

OPERATING EXPENSES:
Selling and Distribution (Note 19)	205,078	220,830	201,597
General and Administrative (Note 20)	43,318	38,099	29,727
Amortization of intangible assets (Note 12)	1,421	3,323	1,603
Loss on sale of vessels, net (Note 9)	130	12,864	4,312
Impairment charge (Note 9 and 12)	5,308	4,062	-
Total operating expenses	255,255	279,178	237,239

Operating income	76,574	57,916	48,753

OTHER INCOME/(EXPENSE):
Interest and finance costs (Notes 4, 8, 11, 14, 15 and 21)	(37,608)	(33,898)	(28,073)
Interest income	52	117	75
Gain on sale of subsidiary (Note 27)	-	-	4,174
Foreign exchange gains/ (losses), net	308	(6,032)	1,123

Total other expenses, net	(37,248)	(39,813)	(22,701)
Income before income taxes	39,326	18,103	26,052

Income taxes (Note 25)	(3,446)	(464)	978

Net income	35,880	17,639	27,030
Net income / (loss) attributed to non-controlling interest	-	49	(33)
Net income attributed to AMPNI shareholders	$35,880	$17,590	$27,063

Basic earnings per common share (Note 24)	$0.73	$0.37	$0.58
Diluted earnings per common share (Note 24)	$0.73	$0.37	$0.58

Weighted average number of common shares outstanding, basic (Note 24)	47,271,582	46,271,716	45,677,249
Weighted average number of common shares outstanding, diluted (Note 24)	47,271,582	46,271,716	45,677,249
The accompanying notes are an integral part of these consolidated financial statements.

AEGEAN MARINE PETROLEUM NETWORK INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
 (Expressed in thousands of U.S. dollars – except for share and per share data)

	Common Stock		Treasury Stock

	Number of Shares	Par Value	Number of Shares	Par Value		Additional Paid-in Capital	Retained Earnings	Non- Controlling Interest	Total

BALANCE, December 31, 2012	48,553,038	486	(1,971,639	(20)	(29,307)	345,556	183,951	3,852	504,518

- Net income	-	-	-	-	-	-	27,063	(33)	27,030
- Dividends declared and paid ($0.04 per share) (Note 23)	-	-	-	-	-	-	(1,884)	-	(1,884)
- Equity component of convertible notes (Note 15)	-		-	-	-	13,113	-	-	13,113
- Share-based compensation (Note 22)	690,621	6	-	-	-	4,491	-	-	4,497
- Sale of subsidiary (Note 27)	-	-	-	-	-	-	-	(3,528)	(3,528)

BALANCE, December 31, 2013	49,243,659	492	(1,971,639)	(20)	(29,307)	363,160	209,130	291	543,746

- Net income	-	-	-	-	-	-	17,590	49	17,639
- Dividends declared and paid ($0.05 per share) (Note 23)	-	-	-	-	-	-	(2,403)	-	(2,403)
- Share-based compensation (Note 22)	999,333	10	-	-	-	8,764	-	-	8,774
-Purchase of non- controlling interest in subsidiary	-	-	-	-	-	-	-	(340)	(340)

BALANCE, December 31, 2014	50,242,992	502	(1,971,639)	(20)	(29,307)	371,924	224,317	-	567,416

- Net income	-	-	-	-	-	-	35,880	-	35,880
- Dividends declared and paid ($0.08 per share) (Note 23)	-	-	-	-	-	-	(3,926)	-	(3,926)
- Equity component of convertible notes	-	-	-	-	-	12,114	-	-	12,114
- Share-based compensation (Note 22)	1,139,500	12	-	-	-	10,030	-	-	10,042

BALANCE, December 31, 2015	51,382,492	514	(1,971,639)	(20)	(29,307)	394,068	256,271	-	621,526
The accompanying notes are an integral part of these consolidated financial statements.

AEGEAN MARINE PETROLEUM NETWORK INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
 (Expressed in thousands of U.S. dollars)

	For the Year Ended December 31,
	2015	2014	2013
Cash flows from operating activities:
Net income	$35,880	$17,639	$27,030
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	25,799	21,325	20,467
Provision / (Release) of doubtful accounts	1,992	3,229	(881)
Share-based compensation	10,042	8,774	4,497
Amortization	18,998	14,160	9,939
Income taxes	2,388	(89)	(1,400)
Loss on sale of vessels, net	130	12,864	4,312
Impairment charge	5,308	4,062	-
Gain on sale of subsidiary	-	-	(4,174)
Change in fair value of derivatives	(3,647)	(19,658)	674
Other non-cash charges	(446)	(870)	343
Decrease (increase) in:
Trade receivables	40,744	117,925	4,606
Due from related companies	(914)	(4,008)	594
Inventories	42,459	146,307	(25,081)
Prepayments and other current assets	(61,668)	(16,194)	(8,869)
(Decrease) increase in:
Trade payables	(46,639)	(122,687)	(1,076)
Other payables to related companies	14	(730)	442
Accrued and other current liabilities	(11,091)	9,866	17,552
Increase in other non-current assets	(121)	(746)	(20)
Increase in other non-current liabilities	1	1,341	627
Payments for dry-docking	(9,502)	(10,304)	(8,999)
Net cash provided by operating activities	49,727	182,206	40,583

Cash flows from investing activities:
Advances for vessels under construction	(2,979)	(2,730)	(1,585)
Advances for vessel acquisitions	-	(7,786)	-
Advances for other fixed assets under construction	(5,391)	(61,405)	(62,675)
Proceeds from sale of subsidiary, net of cash surrendered	-	-	6,149
Business acquisitions	-	-	(127,390)
Net proceeds from sale of vessels	49	16,156	8,328
Net proceeds from sale of vessel to a related party	-	-	103
Purchase of other fixed assets	(771)	(7,955)	(5,136)
Decrease in restricted cash	1,478	4,226	385
Net cash used in investing activities	(7,614)	(59,494)	(181,821)

Cash flows from financing activities:
Proceeds from long-term debt	173,274	119,455	170,750
Repayment of long-term debt	(119,112)	(35,706)	(152,765)
Repayment of capital lease obligation	-	(395)	(1,181)
Net change in short-term borrowings	(69,481)	(127,612)	124,838
Financing costs paid	(9,009)	(3,279)	(11,067)
Dividends paid to non-controlling interest	-	(340)	(2,713)
Dividends paid	(3,926)	(2,403)	(1,884)
Net cash (used in) / provided by financing activities	(28,254)	(50,280)	125,978

Effect of exchange rate changes on cash and cash equivalents	(4,096)	(5,456)	589

Net increase / (decrease) in cash and cash equivalents	9,763	66,976	(14,671)
Cash and cash equivalents at beginning of year	129,551	62,575	77,246
Cash and cash equivalents at end of year	$139,314	$129,551	$62,575

SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid during the year for interest, net of capitalized interest:	$21,501	$21,447	$15,779
Cash paid during the year for income taxes:	$936	$3,388	$737
Non cash advances for other fixed assets under construction:	-	4,150	-
Non cash advances for vessels under construction:	$-	$1,151	$-
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

Material Subsidiaries as of December 31, 2015

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

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars -
Except share and per share data, unless otherwise stated)

1.	Basis of Presentation: (Continued)

The following companies are also the owners of the vessels presented in the table:

Company Name	Service/ Business center	Vessel Name	Year Built	Date Acquired
Aegean Bunkers at Sea NV	NW Europe	Sara	1990	10/09/2007
Aegean Barges NV	NW Europe	Colorado	2004	04/01/2010
Aegean North West Europe NV	NW Europe	Willem SR*	2006	04/01/2010
Aegean Barges NV	NW Europe	Texas	2003	04/01/2010
Seatra BVBA	NW Europe	Montana	2011	05/26/2011
Aegean North West Europe NV	NW Europe	Florida*	2011	11/15/2011
Aegean Barges NV	NW Europe	New Jersey	2006	03/25/2014

  *10% of ownership

(c)	Aegean Bunkering Services Inc. (the "Manager") was incorporated in the Marshall Islands on July 11, 2003 and provides all the vessel-owning companies listed below with a wide range of shipping services such as technical support and maintenance, insurance arrangement and handling, financial administration and accounting services.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars -
Except share and per share data, unless otherwise stated)

1.	Basis of Presentation: (Continued)

(d)	Vessel-owning companies with operating vessels:

		Vessel Details
Company Name	Date of Incorporation	Vessel Name	Year Built	Date Acquired
Sea Breezer Marine S.A. ("Sea Breezer")	04/02/2004	Aegean Princess	1991	05/25/2007
Milos Shipping Pte. Ltd. ("Milos")	11/23/2006	Milos	2007	06/29/2007
Serifos Shipping Pte. Ltd. ("Serifos")	11/23/2006	Serifos	2007	11/20/2007
Kithnos Maritime Inc. ("Kithnos")	01/28/2005	Kithnos	2007	11/30/2007
Mykonos I Maritime Ltd. ("Mykonos I")	01/28/2005	Mykonos	2008	06/25/2008
West Coast Fuel Transport ("WCF")	09/10/1990	PT25	1988	07/01/2008
Santorini I Maritime Ltd. ("Santorini I")	01/28/2005	Santorini	2008	09/26/2008
Eton Marine Ltd. ("Eton")	12/21/2005	Patmos	2008	11/18/2008
Paros Maritime Inc. ("Paros")	01/28/2005	Paros I	2008	11/25/2008
Kimolos Shipping Pte. Ltd. ("Kimolos")	01/28/2005	Kimolos	2008	03/04/2008
Syros I Maritime Inc. ("Syros I")	01/28/2005	Syros	2008	04/21/2008
AMP Maritime S.A.("Aegean Champion")	12/15/2008	Aegean Champion	1991	04/30/2009
Kerkyra Marine S.A.("Kerkyra")	09/26/2006	Kerkyra	2009	07/29/2009
Tasman Seaways Inc.("Kalymnos")	12/21/2005	Kalymnos	2009	02/20/2009
Paxoi Marine S.A.("Paxoi")	09/26/2006	Paxoi	2009	11/20/2009
Ithaki Marine S.A. ("Ithaki")	09/26/2006	Ithaki	2009	09/01/2009
Tempest Shiptrade Ltd. ("Naxos")	05/07/2014	Naxos	2009	01/07/2009
Cephallonia Marine S.A.	09/26/2006	Kefalonia	2009	10/15/2009
ICS Petroleum Ltd. ("ICS")	05/24/1985	PT22	2001	05/29/2009
Ios Marine Inc. ("Lefkas")	02/21/2007	Lefkas	2010	03/16/2010
Andros Marine Ltd. ("Andros")	02/21/2007	Andros	2010	02/05/2010
Zakynthos Marine S.A. ("Zakynthos")	09/27/2006	Zakynthos	2010	01/20/2010
Kythira Marine S.A. ("Kythira")	09/26/2006	Kythira	2010	04/30/2010
Dilos Marine Inc. ("Dilos")	02/21/2007	Dilos	2010	05/05/2010
Benmore Services S.A. ("Benmore")	12/21/2005	Nisyros	2010	06/01/2010
Santon Limited ("Santon")	01/10/2006	Leros	2010	09/03/2010
Kassos Navigation S.A. ("Kassos")	02/14/2008	Kassos	2010	10/29/2010
Tilos Shipping Pte Ltd. ("Tilos")	02/14/2011	Tilos	2011	03/28/2011
Sifnos Marine Inc. ("Anafi")	02/21/2007	Anafi	2011	04/06/2011
Halki Navigation S.A. ("Halki")	02/14/2008	Halki	2011	07/28/2011
Aegean VII Shipping Ltd.	09/07/2005	Sikinos	2011	08/11/2011
Symi Navigation S.A.	02/14/2008	Symi	2012	04/11/2012
Amorgos Maritime Inc. ("Amorgos")	01/28/2005	Amorgos	2007	12/21/2007
ICS Petroleum Ltd. ("ICS")	05/24/1985	PT40	2014	05/01/2015

(e)	Aegean Management Services M.C. was incorporated in Piraeus on February 20, 2008 and provides all the vessel-maritime companies listed below with a wide range of shipping services such as technical support for ISM purposes, insurance arrangement and handling and accounting services.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars -
Except share and per share data, unless otherwise stated)

1.	Basis of Presentation: (Continued)

(f)	Vessel-maritime companies with operating vessels in Greece:

		Vessel Details
Company Name	Date of Incorporation	Vessel Name	Year Built	Date Acquired

Aegean Tiffany Maritime Company	01/23/2009	Aegean Tiffany	2004	07/07/2004
Aegean Breeze Maritime Company	01/23/2009	Aegean Breeze I	2004	07/07/2004
Aegean Rose Maritime Company	12/02/2002	Aegean Rose	1988	01/21/2003
Aegean Ship III Maritime Company	06/23/2008	Aegean III	1990	07/08/2008
Aegean Ship VIII Maritime Company	06/23/2008	Aegean VIII	1989	07/08/2008
Aegean Ace Maritime Company	01/26/2009	Aegean Ace	1992	03/23/2009
Aegean Maistros Maritime Company	11/21/2007	Aegean Orion	1991	09/07/2009
Aegean Gas Maritime Company	07/24/2001	Mediterranean	1982	02/28/2010
Sealand Navigation Inc.	04/27/2011	Karpathos	2010	07/12/2010
Ios Shipping Ltd.	11/14/2012	Ios I	2010	09/08/2010

(g)	Other companies with material assets and/or liabilities:

Company Name	Date of Incorporation	Country of Incorporation	Activity
Aegean Investments S.A. ("Aegean Investments")	11/05/2003	Marshall Islands	Holding company
Aegean Holdings S.A. ("Aegean Holdings")	02/26/2003	Marshall Islands	Holding company
Aegean Oil (USA), LLC ("Aegean USA")	04/07/2005	United States	Marketing office
Aegean Petroleum International Inc.	02/22/2008	Marshall Islands	Fuel commerce
AMPNI Holdings Co Limited ("AMPNI Holdings")	02/02/2009	Cyprus	Holding company
Aegean Caribbean Holdings Inc.	01/07/2009	Saint Lucia	Holding company
Caribbean Renewable Energy Sources Inc.	02/02/2007	British Virgin Islands	Asset owner
Aegean Oil Terminal Corporation	04/14/2008	Marshall Islands	Oil Terminal Facility owner and operator

As of December 31, 2015, Aegean's ownership interest in all the above subsidiaries amounted to 100%.

For the years ended December 31, 2015, 2014 and 2013, no customer individually accounted for more than 10% of the Company's total revenues.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars -
Except share and per share data, unless otherwise stated)

2.	Significant Accounting Policies:

Principles of Consolidation: The consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles and include for each of the three years in the period ended December 31, 2015, the accounts and operating results of the Company. Intercompany balances and transactions have been eliminated in consolidation. The Company consolidates subsidiaries where it holds a controlling financial interest or it has an interest in a variable interest entity (VIE). The condition for a controlling financial interest is ownership of majority of the voting interest of over 50% of the outstanding voting shares or the power to direct the activities of the entity that most significantly affect the entity's economic performance and the obligation to absorb losses of the entity that could potentially be significant to the entity or the right to receive benefits from the entity that could potentially be significant to the entity. Noncontrolling interest in both equity and results of operations of subsidiaries are presented separately.

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

Cash and Cash Equivalents: The Company considers highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less at time of purchase to be cash equivalents.

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

Trade Receivables, net: Management is responsible for approving credit to customers, setting and maintaining credit standards, and managing the overall quality of the credit portfolio. The Company performs ongoing credit evaluations of its customers based upon payment history and the assessments of customers' credit worthiness. The Company generally provides payment terms of approximately 30 days. The Company continuously monitors collections and payments from its customers and maintains a provision for estimated credit losses based upon its historical experience with its customers, current market conditions of its customers, and any specific customer collection issues. Accounts receivable are reduced by an allowance for amounts that may become uncollectible in the future. The Company had accounts receivable of $317,152 and $360,074, before allowances for doubtful accounts of $7,278 and $5,851 as of December 31, 2015 and 2014, respectively. Allowances for doubtful accounts are summarized as follows:

Allowances for doubtful accounts
Balance, December 31, 2012	$3,503
- Recoveries	(1,374)
- Additions	493
Balance, December 31, 2013	2,622
- Recoveries	(599)
- Additions	3,828
Balance, December 31, 2014	5,851
- Recoveries	(662)
- Additions	2,089
Balance, December 31, 2015	$7,278

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

Vessel Depreciation on Ocean- going Bunkering Tankers: Depreciation is computed using the straight-line method over the estimated useful life of the vessels, after considering the estimated salvage value. Each vessel's estimated salvage value is equal to the product of its light-weight tonnage and the estimated scrap rate. Management estimates the useful life of the Company's bunkering tankers to be 30 years from the date of initial delivery from the shipyard. Management estimates the useful life of the Company's floating storage facilities to be 30 years from the date of acquisition. Secondhand vessels are depreciated from the date of their acquisition through their remaining estimated useful life. However, when regulations place limitations on the ability of a vessel to trade, its useful life is adjusted to end at the date such regulations become effective.

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

Intangible Assets: These assets are being amortized over their useful life.

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

Income Taxes: The Company accounts for income taxes using the asset and liability method, as required by the generally accepted accounting principles for income taxes reporting. Under this method, deferred income tax assets and liabilities are established for temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities at each period end corresponding to those jurisdictions subject to income taxes. Deferred tax assets and liabilities are recognized for all temporary items and an offsetting valuation allowance is recorded to the extent that it is not more likely than not that the asset will be realized. Deferred tax is measured based on tax rates and laws enacted at the balance sheet date in any jurisdiction.

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

Contingencies: The Company accrues for a loss if the Company deems it probable that a liability has been incurred at the date of the consolidated financial statements and the amount of that loss can be reasonably estimated. If the Company deems it reasonably possible that a liability has been incurred, the nature of the contingency and an estimate of the amount of loss is disclosed in the notes to the financial statements.

Financial Instruments: The carrying amounts of the current financial assets and current financial liabilities reported in the consolidated balance sheets approximate their respective fair values because of the short term nature of these financial instruments. Cash and cash equivalents and restricted cash are considered Level 1 items as they represent liquid assets with short-term maturities. The fair value of the revolving credit facilities is estimated based on current rates offered to the Company for similar debt of the same remaining maturities. The carrying value approximates the fair market value for the floating rate loans and revolving credit facilities due to their variable interest rate, being EURIBOR or LIBOR. LIBOR and EURIBOR rates are observable at commonly quoted intervals for the full terms of the loans and hence floating rate loans are considered Level 2 items in accordance with the fair value hierarchy. The Convertible Senior Notes have a fixed rate and their estimated fair values were determined through Level 2 inputs of the fair value hierarchy (quoted price in the over-the counter-market). The estimated fair value of the Convertible Senior Notes at December 31, 2015 and 2014, is $116,218 and $100,792, respectively, compared to a carrying value net of finance charges of $118,031 and $73,522, respectively.

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

Recent Accounting Pronouncements:
Going concern: In August 2014, the FASB issued ASU 2014-15 "Presentation of Financial Statements – Going Concern (Sub-Topic 205-40): Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern., which provides guidance on determining when and how to disclose going-concern uncertainties in the financial statements. The new standard requires management to perform interim and annual assessments of an entity's ability to continue as a going concern within one year of the date the financial statements are issued. The ASU applies to all entities and is effective for annual periods ending after December 15, 2016, and interim periods thereafter, with early adoption permitted. The Company is currently assessing the impact of ASU 2014-15 on its consolidated financial statements.
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

Revenue from Contracts with Customers: In May 2014, the Financial Accounting Standards Board ("FASB"), issued Accounting Standards Update No. 2014-09, "Revenue from Contracts with Customers" ("ASU 2014-09"), which supersedes nearly all existing revenue recognition guidance under U.S. GAAP. The core principle is that a company should recognize revenue when promised goods or services are transferred to customers in an amount that reflects the consideration to which an entity expects to be entitled for those goods or services. ASU 2014-09 defines a five-step process to achieve this core principle and, in doing so, more judgment and estimates may be required within the revenue recognition process than are required under existing U.S. GAAP. This standard is effective for public entities with reporting periods beginning after December 15, 2017. Early application is permitted only as of annual reporting periods (including interim reporting periods within those periods) beginning after December 15, 2016. The Company is evaluating the potential impact of this adoption on its consolidated financial statements.

Measurement of Inventory: In July 2015, the FASB issued ASU 2015-11 "Simplifying the Measurement of Inventory" to reduce the complexity and cost of the subsequent measurement of inventory, in particular when using the first-in, first-out (FIFO) or average cost methods. The provisions of ASU 2015-11 specifically exclude inventory that is measured using the last-in, first-out (LIFO) or the retail inventory method. Entities should measure inventory within the scope of ASU 2015-11 at the lower of cost and net realizable value. ASU 2015-11 is effective for fiscal years and interim periods beginning after December 15, 2016. Early adoption is permitted. The Company is currently assessing the impact of ASU 2015-10 on its consolidated financial position, results of operations and cash flows.

Measurement of Financial Assets and Liabilities: In January 2016, the FASB issued ASU 2016-01 "Recognition and Measurement of Financial Assets and Financial Liabilities" to enhance the reporting model for financial instruments to provide users of financial statements with more decision-useful information. ASU 2016-01 particularly relates to the fair value and impairment of equity investments, financial instruments measured at amortized cost, and the use of the exit price notion when measuring the fair value of financial instruments for disclosure purposes. ASU 2016-01 is effective for fiscal years and interim periods beginning after December 15, 2017. Early adoption is only permitted for certain particular amendments within ASU 2016-01, where financial statements have not yet been issued. The Company is currently assessing the impact of ASU 2016-01 on its consolidated financial position, results of operations and cash flows.

Leases: In February 2016, the FASB issued ASU 2016-02 "Leases" to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. ASU 2016-02 creates a new Accounting Standards Codification Topic 842 "Leases" to replace the previous Topic 840 "Leases." ASU 2016-02 affects both lessees and lessors, although for the latter the provisions are similar to the previous model, but updated to align with certain changes to the lessee model and also the new revenue recognition provisions contained in ASU 2014-09 (see above). ASU 2016-02 is effective for fiscal years and interim periods beginning after December 15, 2018. Early adoption is permitted. The Company is currently assessing the impact of ASU 2016-02 on its consolidated financial position, results of operations and cash flows.

Stock Compensation: In March 2016, the FASB issued ASU 2016-09, Stock Compensation, which is intended to simplify several aspects of the accounting for share-based payment award transactions. The guidance will be effective for the fiscal year beginning after December 15, 2016, including interim periods within that year. The adoption of this guidance is not expected to have a material impact on the Company's financial statements.

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

The following table presents the fair value of the assets and liabilities as of the acquisition date.

Purchase Price	December 18, 2013
Cash consideration to sellers	$127,390
Fair Value of Assets and Liabilities Acquired
Inventories	97,390
Lease agreement	1,915
Total fair value of assets and liabilities acquired	99,305
Goodwill	$28,085

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

4.	Trade Accounts Receivables Factoring Agreement

In connection with the factoring agreement, renewed on November 13, 2015 and valid until November 14, 2016 the Company sold $178,494, $473,815 and $572,662 of trade accounts receivable during the fiscal year 2015,  2014 and 2013, respectively. Servicing fees amounted to $667, $1,298 and $1,563, and are included in the consolidated statements of income for the year ended December 31, 2015, 2014 and 2013, respectively (Note 21).

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars -
Except share and per share data, unless otherwise stated)

5.	Transactions with Related Parties:

The transactions with related parties presented in the accompanying consolidated financial statements as of and for the year ended December 31, 2015 are analyzed as follows:

	Sales of Marine Petroleum Products- related companies*	Voyage Revenues*	Other Revenues*	Cost of Marine Petroleum Products- related companies	Cost of voyage revenues	Selling and Distribution
a) Aegean Oil	$-	2,732	-	133,985	$180	$781
b) Aegean Shipping Management	1,724	-	-	-	-	-
c) Gener8 Maritime	7,570	-	-	233	-	-
d) Unique Tankers	1,247	-	-	-	-	-
e) Melco	-	-	150	2,739	-	-
f) Aegean V	-	-	-	-	-	-
g) Aegean VIII	-	5,345	-	-	-	-
h) Other	1,192	98	-	-	-	-
Total	$11,733	8,175	150	136,957	$180	$781

	Due from related companies	Trade Receivables from related companies	Trade Payables to related companies	Other Payables to related companies
a) Aegean Oil	$4,524	14,309	-	$10
b) Aegean Shipping Management	1,190	3,542	-	-
c) Gener8 Maritime	-	798	-	-
d) Unique Tankers	-	-	-	-
e) Melco	-	-	4	18
f) Aegean V	100	-	-	-
g) Aegean VIII	581	-	-	-
h) Other	492	314	-	1,158
Total	$6,887	18,963	4	$1,186

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

The transactions with related parties presented in the accompanying consolidated financial statements as of and for the year ended December 31, 2014 are analyzed as follows:

	Sales of Marine Petroleum Products- related companies*	Voyage Revenues*	Other Revenues*	Cost of Marine Petroleum Products- related companies	Cost of voyage revenues	Selling and Distribution
a) Aegean Oil	$-	-	-	342,666	1,362	$1,700
b) Aegean Shipping Management	7,653	-	41	1,430	-	-
c) Gener8 Maritime	7,190	-	-	1,542	-	-
d) Unique Tankers	9,858	-	-	-	-	-
e) Melco	3,709	-	-	5,888	-	-
f) Aegean V	-	1,809	-	-	-	-
g) Aegean VIII	-	3,352	-	-	-	-
h) Other	2,838	107	-	-	-	-
Total	$31,248	5,268	41	351,526	1,362	$1,700

	Due from related companies	Trade Receivables from related companies	Trade Payables to related companies	Other Payables to related companies
a) Aegean Oil	$1,798	69	3,016	$102
b) Aegean Shipping Management	1,139	12,205	-	-
c) Gener8 Maritime	-	141	-	299
d) Unique Tankers	419	-	-	-
e) Melco	-	-	406	8
f) Aegean V	750	-	-	-
g) Aegean VIII	1,448	-	-	-
h) Other	419	274	-	763
Total	$5,973	12,689	3,422	$1,172

*Included in the revenues from related parties in the accompanying consolidated statements of income.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars -
Except share and per share data, unless otherwise stated)

5.	Transactions with Related Parties: (continued)

The transactions with related parties presented in the accompanying consolidated financial statements for the year ended December 31, 2013 are analyzed as follows:

	Sales of Marine Petroleum Products- related companies*	Voyage Revenues*	Cost of Marine Petroleum Products- related companies	Cost of voyage revenues
a) Aegean Oil	$-	-	414,653	$3,976
b) Aegean Shipping Management	7,818	-	2,042	-
c) Gener8 Maritime	6,258	-	-	-
d) Unique Tankers	-	-	-	-
e) Melco	7,667	-	6,658	-
f) Aegean V	-	8,756	-	-
g) Aegean VIII	-	-	-	-
h) Other	1,024	101	-	-
Total	$22,767	8,857	423,353	$3,976

*Included in the revenues from related parties in the accompanying consolidated statements of income.

(b)	Aegean Oil S.A. (the "Greek Subcontractor"):

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

On April 1, 2005, the Company renewed its contract with a ten-year Marine Fuel Supply Service Agreement with the Greek Subcontractor. This contract stipulates that the Company and the Greek Subcontractor must transact for a minimum quantity of marine fuel per month. Under the contract, the Greek Subcontractor undertakes to sell the marine petroleum products to the Company at an amount equal to the Greek Subcontractor's purchase cost of the marine petroleum products from selected Greek refineries, plus a margin. The margin is reviewed and renegotiated annually between the parties. Payments of the Greek Subcontractor's invoices are made within 30 calendar days from the date of receipt of the invoice. Penalties of 10% are imposed on late payments. If requested, the Company undertakes to provide security to the Greek Subcontractor by way of a standby letter of credit or other mutually acceptable guarantee in relation to any outstanding balance from time to time. The agreement terminates on December 31, 2016 unless any of the following situations occur prior to the termination date: (i) the Greek Subcontractor's petroleum trading license terminates or is revoked by the Greek authorities, (ii) upon the breach by any party in the performance of any of its obligations, as defined in the agreement, (iii) upon the liquidation or bankruptcy of any party. The Company has a unilateral right to terminate the agreement by serving 12 months written notice. During the years ended December 2015, 2014 and 2013, the Company purchased from the Greek Subcontractor marine petroleum products of $133,985, $342,666 and $414,653, respectively, all of which are included under related companies' cost of marine petroleum products sold in the accompanying consolidated statements of income.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars -
Except share and per share data, unless otherwise stated)

5.	Transactions with Related Parties: (Continued)

Additionally, during the years ended December 31, 2015, 2014 and 2013 the Company purchased marine petroleum products of $180, $1,362 and $3,976, respectively that were consumed in connection with its voyage revenues and are included in the cost of revenues- related parties in the accompanying consolidated statements of income. During the years ended December 31, 2015, 2014 and 2013, purchases of marine petroleum products of amount $781, $1,700 and $0 were included in the selling and distribution expenses in the accompanying consolidated statements of income.

As of December 31, 2015 and 2014, the amounts due for purchases of marine petroleum products to the Greek Subcontractor were $0 and $3,016, respectively, and are included under trade payables to related companies in the accompanying consolidated balance sheets. As of December 31, 2015 and 2014, the amounts due from the Greek Subcontractor for sales of marine petroleum products were $14,309 and $69, respectively, due to prepayments, and are included under trade receivables from related companies in the accompanying consolidated balance sheets.

On July 1 2015, the Company signed an additional contract with the Greek Subcontractor, under which it provides barging services through its vessels located in Piraeus. During the years ended December 31, 2015, 2014 and 2013, the Company recorded voyage revenues of $2,732, $0 and $0, respectively, under this agreement.

As at December 31, 2015 and 2014, the amounts due from the Greek Subcontractor were $4,524 and $1,798, respectively, and are included under due from related companies in the accompanying consolidated balance sheets.

As at December 31, 2015 and 2014, the Company is also liable to the Greek Subcontractor for the amount of $10 and $102 deriving from the purchase of bunkers for own consumption and are included in the other payables to related parties in the accompanying consolidated balance sheets.

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

Aegean Shipping is a customer of the Company. It purchases marine fuel and lubricants, which it consumes during the voyages of its vessels. The Company's sales of marine fuel and lubricants to Aegean Shipping for the years ended December 31, 2015, 2014 and 2013, amounted to $1,724, $7,653 and $7,818, respectively, and are included under related companies' revenues in the accompanying consolidated statements of income.

As at December 31, 2015 and 2014, the amounts due from Aegean Shipping for sales of marine petroleum products were $3,542 and $12,205 respectively, and are included under trade receivables from related companies in the accompanying consolidated balance sheets.

The Company occasionally uses vessels of Aegean Shipping for transportation of its cargo. It incurred hire charges from Aegean Shipping amounting to $0, $1,430 and $2,042 for the years ended December 31, 2015, 2014 and 2013, respectively, which is included under related companies' cost of marine petroleum products sold in the accompanying consolidated statements of income.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars -
Except share and per share data, unless otherwise stated)

5.	Transactions with Related Parties: (Continued)

As at December 31, 2015 and 2014, the amounts due from Aegean Shipping were $1,190 and $1,139 respectively, and are included under due from related companies in the accompanying consolidated balance sheets.

(c)	Gener8 Maritime Inc ("Gener8 Maritime"):

Aegean's Chairman of the Board, Mr. Peter C. Georgiopoulos, also serves as Chairman, President and Chief Executive Officer of Gener8 Maritime which is a tanker company.

During the years ended December 31, 2015, 2014 and 2013, the Company's sales to Gener8 Maritime amounted to $7,570, $7,190 and $6,258, respectively, which are included under related companies' sales of marine petroleum products in the accompanying consolidated statements of income. The Company also uses vessels of Gener8 Maritime for transportation of its cargo and incurred hire charges from Gener8 Maritime amounting to $233, $1,542 and $0 for the years ended December 31, 2015, 2014 and 2013, respectively, which is included under related companies' cost of marine petroleum products sold in the accompanying consolidated statements of income.

As at December 31, 2015 and 2014, the amounts due from Gener8 Maritime were $798 and $141, respectively, which are included under trade receivables from related companies in the accompanying consolidated balance sheets.

(d)	Unique Tankers LLC ("Unique Tankers"):

Aegean's Chairman of the Board, Mr. Peter C. Georgiopoulos, is affiliated with Unique Tankers, a tanker pool which is a fully owned subsidiary of Gener8 Maritime.  During the years ended December 31, 2015, 2014 and 2013, the Company's sales to Unique Tankers amounted to $1,247, $9,858 and $0, respectively, which are included under related companies' sales of marine petroleum products in the accompanying consolidated statements of income. As at December 31, 2015 and 2014, the amounts due from Unique Tankers were $0 and $419, respectively, which are included under due from related companies in the accompanying consolidated balance sheets.

(e)	Melco S.A. ("Melco")

During the year ended December 31, 2015, the Company sold to and purchased from Melco, which is owned and controlled by relatives of Mr. Dimitris Melisanidis, marine petroleum products of $0 and $2,739, respectively, which is included under the related companies' sales and cost of marine petroleum products in the accompanying consolidated statements of income. During the year ended December 31, 2014, the Company sold to and purchased from Melco, marine petroleum products of $3,709 and $5,888, respectively. During the year ended December 31, 2013, the Company sold to and purchased from Melco, marine petroleum products of $7,667 and $6,658, respectively. As at December 31, 2015 and 2014, the Company had a liability to Melco of $4 and $406, respectively, included under the trade payables to related companies in the accompanying consolidated balance sheets.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars -
Except share and per share data, unless otherwise stated)

5.	Transactions with Related Parties: (continued)

(f)	Aegean V ("Aegean V'')

In 2011, two vessel-owning subsidiaries of the Company entered into separate contracts with Aegean V, which is owned and controlled by relatives of Mr. Dimitris Melisanidis. According to these agreements the vessels Amorgos and Karpathos provide freight services to the related party and recognize revenue that is dependent on the distance and the volumes of the transportation. For the years ended December 31, 2015, 2014 and 2013 the Company's revenues under these contracts were $0, $1,809 and $8,756, respectively, and are presented under the revenues from related parties in the accompanying consolidated statements of income.

As at December 31, 2015 and 2014, the amounts due from Aegean V were $100 and $750, respectively, and are included under due from related companies in the accompanying consolidated balance sheets.

(g)	Aegean VIII ("Aegean VIII'')

In 2014, three vessel-owning subsidiaries of the Company entered into separate contracts with Aegean VIII, which is owned and controlled by relatives of Mr. Dimitris Melisanidis. According to these agreements the vessels Amorgos, Karpathos and Naxos provided freight services to the related party and recognize revenue that is dependent on the distance and the volumes of the transportation. For the years ended December 31, 2015 and 2014, the Company's revenues under these contracts were $5,345 and $3,352, respectively, and are presented under the revenues from related parties in the accompanying consolidated statements of income.

As at December 31, 2015 and 2014, the amounts due from Aegean V were $581 and $1,448, respectively, and are included under due from related companies in the accompanying consolidated balance sheets.

(h)	Other companies:

The amounts due from other companies affiliated with Aegean's Chairman of the Board, Mr. Peter C. Georgiopoulos for sales of marine petroleum products, were $192 and $228 as of December 31, 2015 and 2014, respectively, and are included under trade receivables from related companies in the accompanying consolidated balance sheets.

The amounts due from other companies owned Mr. Dimitris Melisanidis or his relatives for sales of marine petroleum products were $122 and $46 as of December 31, 2015 and 2014, respectively, and are included under trade receivables from related companies in the accompanying consolidated balance sheets. Other amounts due from other companies owned Mr. Dimitris Melisanidis or his relatives were $492 and $419 as of December 31, 2015 and 2014, respectively, and are included under due from related companies in the accompanying consolidated balance sheets.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars -
Except share and per share data, unless otherwise stated)

5.	Transactions with Related Parties: (Continued)

The amounts due to other companies owned Mr. Dimitris Melisanidis or his relatives were $1,158 and $763 as of December 31, 2015 and 2014, respectively, and are included under other payables to related companies in the accompanying consolidated balance sheets.

Sales of marine petroleum products to other companies of Mr. Peter C. Georgiopoulos were $1,005, $2,838 and $1,024 for the years ended December 31, 2015, 2014 and 2013, respectively, and are included under related companies' sales of marine petroleum products in the accompanying consolidated statements of income.

Sales of marine petroleum products to other companies of Mr. Dimitris Melisanidis or his relatives were $187, $0 and $0 for the years ended December 31, 2015, 2014 and 2013, respectively, and are included under related companies' sales of marine petroleum products in the accompanying consolidated statements of income.

Voyage and other revenues from other companies owned Mr. Dimitris Melisanidis or his relatives were $98, $107 and $101 as of December 31, 2015, 2014 and 2013, respectively, and are included under related companies' revenues in the accompanying consolidated statements of income.

Under general and administrative expenses in the accompanying consolidated statements of income the Company includes office rentals paid to a related company owned by Mr. Dimitris Melisanidis under the head offices rental agreements of $602, $732 and $724 as of December 31, 2015, 2014 and 2013, respectively.

On December 23, 2013, the Company sold the vessel Vigo, to a related company owned by Mr. Dimitris Melisanidis. The loss on sale of this vessel of $206 is included under the loss on sale of vessels in the consolidated statements of income.

6.	Inventories:

The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

	December 31,
	2015	2014
Held for sale:
Marine Fuel Oil	$82,076	$131,372
Marine Gas Oil	30,529	22,921
	112,605	154,293
Held for consumption:
Marine Fuel Oil	1,124	1,819
Lubricants	569	700
Stores	14	14
Victuals	219	164
	1,926	2,697
Total	$114,531	$156,990

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars -
Except share and per share data, unless otherwise stated)

7.	Prepayments and Other Current Assets:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	December 31,
	2015	2014
Taxes receivable	$5,517	$6,509
Receivables from storage facilities	2,599	1,662
Receivables from voyages	966	3,521
Prepayments to fuel suppliers	92,372	19,845
Other prepayments and current assets	14,550	23,364
Total	$116,004	$54,901

8.	Advances for Vessels under Construction and Acquisitions:

As of December 31, 2015, the Company had no remaining obligations under the construction contract.

As of December 31, 2014, the account, advances for vessels under construction and acquisitions, is analyzed as follows:

			December 31, 2014
Vessel Name	Year of Expected Delivery	Contract Amount	Contract Payments	Capitalized Costs	Total
Zijishan B003	2015	$3,931	3,931	1,535	$5,466
Total		$3,931	3,931	1,535	$5,466

On August 23, 2013, the Company signed an agreement with the Zijinshan shipyard, for the construction of a 3,600 dwt non self-propelled tanker barge (hull number B003). The construction price of the contract was $3,950 and was payable with the progress of the construction.
Interest on the advances paid by the Company in respect of these contracts is computed at the weighted average borrowing cost of the Company, for the duration of the construction period, and capitalized on advances for vessels under construction on the accompanying balance sheets.  Total interest capitalized for the years ended December 31, 2015, 2014 and 2013 was $71, $76 and $5 respectively (Note 21).

During the years ended December 31, 2015 and 2014, the movement of the account, advances for vessels under construction and acquisitions, was as follows:

	Year Ended December 31,
	2015	2014
Balance at beginning of year	$5,466	$1,585
Advances for vessels under construction and related costs	-	2,350
Advances for second hand vessels	-	7,587
Other costs capitalized	1,828	1,730
Vessels delivered	(7,294)	(7,786)
Balance at end of year	$-	$5,466

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars -
Except share and per share data, unless otherwise stated)

9.	Vessels:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Vessel Cost	Accumulated Depreciation	Net Book Value
Balance, December 31, 2013	$517,225	$(95,696)	$421,529
- Vessels acquired and delivered	7,786	-	7,786
- Vessels sold	(51,623)	21,662	(29,961)
- Depreciation for the year	-	(18,162)	(18,162)
Balance, December 31, 2014	473,388	(92,196)	381,192
- Vessels acquired and delivered	7,294	-	7,294
- Vessels sold	(336)	157	(179)
- Depreciation for the year	-	(17,289)	(17,289)
Balance, December 31, 2015	$480,346	$(109,328)	$371,018

On May 1, 2015, the newly-constructed non-self-propelled barge, PT40, with a total cost of $7,294, became operational in the Company's service center in Vancouver.

On March 16, 2015, the Company completed the disposal and delivered the single hull bunkering tanker Tapuit to an unaffiliated third-party purchaser for an aggregate price of $49. The loss on the disposal of $130 was calculated as the net sales price less the carrying value of the vessel of $179. This loss is included under the loss on sale of vessels in the consolidated statements of income.

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

Cost of vessels at December 31, 2015 and 2014, includes $50,121 and $46,777, respectively, of amounts not included in the contract price of the vessels but which were material expenses incurred upon acquisition and are capitalized in accordance with the accounting policy discussed in Note 2.

As of December 31, 2015, all of the Company's operational vessels except for the Mediterranean, Aegean Rose, Aegean Princess, Aegean Breeze I, Aegean Tiffany, PT25, PT22, PT40, Willem Sr., Florida, Aegean Orion and Colorado, having total carrying value of $341,146 , were mortgaged under the Company's various debt agreements.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars -
Except share and per share data, unless otherwise stated)

10.	Other Fixed Assets:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Land	Buildings	Storage Facility	Other	Total
Cost, December 31, 2013	$9,036	3,459	-	13,196	$25,691
- Additions	-	-	226,067	7,955	234,022
- Disposals	-	-	-	(33)	(33)
Cost, December 31, 2014	9,036	3,459	226,067	21,118	259,680
- Additions	-	-	843	771	1,614
- Disposals	-	-	-	(306)	(306)
Cost, December 31, 2015	9,036	3,459	226,910	21,583	260,988

Accumulated depreciation, December 31, 2013	-	519	-	2,263	2,782
- Depreciation expense	-	83	415	2,665	3,163
- Disposals	-	-	-	(33)	(33)
Accumulated depreciation, December 31, 2014	-	602	415	4,895	5,912
- Depreciation expense	-	122	5,176	3,212	8,510
- Disposals	-	-	-	(217)	(217)
Accumulated depreciation, December 31, 2015	-	724	5,591	7,890	14,205

Net book value, December 31, 2013	9,036	2,940	-	10,933	22,909
Net book value, December 31, 2014	9,036	2,857	225,652	16,223	253,768
Net book value, December 31, 2015	$9,036	2,735	221,319	13,693	$246,783

During the years ended December 31, 2015 and 2014, the Company set up security equipment on its vessels totaling $0 and $4,760, respectively, which is being depreciated over in its estimated useful life of five years.

During the year ended December 31, 2014, the Company set up security systems on its storage facility on the Las Palmas terminal site totaling $1,249.

In December 2014 the Company transferred to the other fixed assets from advances for other fixed assets under construction the cost incurred of $226,067 relating to the Fujairah oil terminal site related to the construction of the storage facility.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars -
Except share and per share data, unless otherwise stated)

11.	Deferred Charges:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Drydocking	Financing Costs	Total
Balance, December 31, 2013	$16,993	$10,485	$27,478
- Additions	10,229	3,279	13,508
- Disposals	(3,121)	-	(3,121)
- Amortization for the year	(5,536)	(4,455)	(9,991)
Balance, December 31, 2014	18,565	9,309	27,874
- Additions	8,690	8,585	17,275
- Disposals	-	(765)	(765)
- Amortization for the year	(6,704)	(6,028)	(12,732)
Balance, December 31, 2015	$20,551	$11,101	$31,652

The amortization for drydocking costs is included in cost of revenue and in selling and distribution cost in the accompanying consolidated statements of income, according to their function. The amortization of financing costs is included in interest and finance costs in the accompanying consolidated statements of income.

12.	Goodwill and intangible assets:

Goodwill: Goodwill identified represents the purchase price in excess of the fair value of the identifiable net assets of the acquired business at the date of acquisition.

The goodwill presented in the accompanying consolidated balance sheets is analyzed as follows:

	Year Ended December 31,
	2015	2014
Balance at beginning of year	$66,031	$66,031
U.S. East Coast business acquisition	-	-
Balance at end of year	$66,031	$66,031

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

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars -
Except share and per share data, unless otherwise stated)

12.	Goodwill and intangible assets: (continued)

Intangible assets: The Company also has identified finite-lived intangible assets associated with concession agreements acquired with the purchase of the Las Palmas and Panama subsidiaries with remaining weighted-average amortization period of 12.5 years and a non-compete covenant acquired with the Aegean NWE Business with remaining amortization period of 0.8 years. The total remaining weighted-average amortization period of finite-lived intangible assets is 12.0 years as of December 31, 2015. The values recorded have been recognized at the date of the acquisition and are amortized on a straight line basis over their useful life.

On September 25, 2015, the Company ceased its operation in the Portland terminal and wrote-off the intangible asset associated with the concession agreement. The impairment charge on the disposal of $5,308 was calculated as the initial cost less the accumulated amortization. This loss is included under the impairment charge in the consolidated statements of income.

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

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

		Below Market Acquired Time Charter	Concession Agreements	Non-compete covenant	Total

Cost	December 31, 2014	$1,915	$19,797	$3,365	$25,077
	December 31, 2015	-	12,025	3,365	15,390

Accumulated Amortization	December 31, 2014	(1,915)	(5,199)	(2,456)	(9,570)
	December 31, 2015	-	(3,639)	(2,973)	(6,612)

NBV	December 31, 2014	-	14,598	909	15,507
	December 31, 2015	-	8,386	392	8,778
	2016	-	678	392	1,070
	2017	-	676	-	676
Amortization Schedule	2018	-	676	-	676
	2019	-	676	-	676
	2020	-	678	-	678
	Thereafter	$-	$5,002	$-	$5,002

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars -
Except share and per share data, unless otherwise stated)

13.	Accrued and other liabilities:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	December 31,
	2015	2014
Accrued payroll	$2,992	$2,274
Accrued interest	2,919	1,520
Accrued tax	1,343	1,187
Customer prepayments	1,303	1,862
Derivative liability	9,981	14,492
Vessel related accrued and other liabilities	9,380	11,084
Other	10,703	23,498
Total	$38,621	$55,917

14.	Short-term Borrowings:

The amounts comprising short-term debt in the accompanying consolidated balance sheets are analyzed as follows:

Secured Short-term borrowings:	December 31, 2015	December 31, 2014
Loan Facility:
a) Revolving overdraft credit facility dated 5/6/2015	$5,356	$6,993
b) Security agreement dated 8/12/2015	80,000	110,500
c) Borrowing base facility agreement dated 9/16/2015	164,141	201,485
Total short-term borrowings	$249,497	$318,978

The above dates show the later of the date of the facility, the date of the most recent renewal or the date the loan was assumed by the Company.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars -
Except share and per share data, unless otherwise stated)

14.	Short-term Borrowings (continued):

a)	On May 06, 2015, the Company extended its 2008 overdraft facility of $7,000 for one year period with a supplemental agreement.

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

b)	On December 17, 2013, the Company's subsidiary, Aegean Bunkering U.S.A., which acquired the U.S. East Coast Business acquisition (Note 3) signed a loan agreement for an amount up to $150,000 with an international bank in order to fund the purchases of the inventories as defined in the purchase agreement. On August 22, 2014 and August 12, 2015, the Company's subsidiary signed an amendment and renewed the facility with a syndicate of commercial lenders for an amount up to $250,000. The facility matures on August 12, 2016, bears interest at LIBOR plus 2.1% and the financial covenants require Aegean Bunkering U.S.A., as the Borrower, to maintain: tangible net worth not less than $25,000; net working capital not less than $25,000, leverage ratio no more than 9.0 to 1.0. The agreement also contains covenants that require the parent to maintain minimum consolidated tangible net worth of $410,000; consolidated net working capital not less than $125,000; consolidated current ratio no more than 1.15 to 1.0; consolidated interest coverage ratio no more than 1.9 to 1.0.

c)	On September 16, 2015, Aegean Marine Petroleum S.A., Aegean Petroleum International Inc., Aegean NWE N.V. and Aegean Bunkering Germany BD&M, the Company's wholly-owned subsidiaries, renewed the $1 billion Secured Multicurrency Revolving Credit Facility with a syndicate of commercial lenders, which the Company and these subsidiaries have guaranteed. The facility is comprised of three tranches, consisting of Tranche A of $155,000 for a one year tenor, Tranche B of $115,000 for a two year tenor and Tranche C of $730,000 for an uncommitted tenor. Outstanding amounts under Tranche A and Tranche B bear interest at LIBOR, plus a margin of 2.1% and 2.5%, respectively, and outstanding amounts under Tranche C bear interest at a rate determined by the relevant lender that represents its cost of funds, plus a margin of 2.0%. The facility imposes certain operating and financial restrictions on the Group, which restrict its ability to incur debt, change its legal and beneficial ownership, merge or consolidate, acquire or incorporate companies and change its business activities. In addition, the facility contains financial covenants which require the Company to maintain (i) minimum consolidated net working capital of not less than $35,000 which will increase to $125 million following the quarter of the first utilization date, (ii) consolidated net tangible net worth of $410,000, (iii) a current ratio of at least 1.04 to-one which will increase to 1.15-to-one following the quarter of the first utilization date and (iv) an interest cover ratio of at least 1.9-to-one.

As at December 31, 2015, the Company was in compliance with all of its covenants contained in its credit facilities.

Interest: Total interest incurred on short-term borrowings for the years ended December 31, 2015, 2014 and 2013 amounted to $6,917, $13,340 and $14,045, respectively (Note 21) and is included in interest and finance costs, in the accompanying consolidated statements of income. During the years ended December 31, 2015, 2014 and 2013, the weighted average interest rate (including the margin) was 2.58%, 2.99%, and 3.72%, respectively.

Amounts available under Short-term Facilities: As of December 31, 2015, the Company had $852,913 available uncommitted undrawn amount under its short-term loan agreements to finance working capital requirements.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars -
Except share and per share data, unless otherwise stated)

15.	Long-term Debt:

The amounts of the Company's long term indebtedness in the accompanying consolidated balance sheets are analyzed as follows:

		December 31,
		2015	2014
(a)	Serifos, Kithnos, Santorini, Paros, Naxos	$17,780	$20,140
(b)	Milos, Amorgos, Kimolos, Syros, Mykonos	11,420	14,220
(c)	Eton, Benmore and Ingram	16,043	17,531
(d)	Tasman and Santon	9,929	11,153
(e)	Kerkyra, Ithaki, Kefalonia, Paxoi, Zakynthos, Lefkas, Kythira	42,518	45,946
(f)	Andros, Dilos, Ios, Sifnos, Tinos	21,128	25,401
(g)	Kassos, Tilos, Halki, Symi	23,627	25,591
(h)	Aegean III, VIII	341	1,706
(i)	Aegean Barges	977	1,393
(j)	Seatra	4,233	5,178
(k)	Overdraft facility under senior secured credit facility dated 3/21/2014	3,786	4,232
(l)	Corporate credit facility dated 3/11/2013	-	59,000
(m)	Senior convertible notes 2013	77,911	75,411
(n)	Senior convertible notes 2015	42,658	-
(o)	Trade credit facility dated 9/16/2015	75,000	115,000
(p)	Term loan facility agreement dated 10/7/2015	119,812	-
Total		467,163	421,902
Less: Current portion		(26,398)	(38,612)
Long-term portion		$440,765	$383,290

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

The loan bears interest at LIBOR plus 1.55% from January 1, 2011. During the years ended December 31, 2015, 2014 and 2013, the weighted average interest rate (including the margin) was 1.84%, 1.78% and 1.83%, respectively, while at December 31, 2015 and 2014, the interest rate (including the margin) was 1.96% and 1.79%, respectively.

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

The loan bears interest at LIBOR plus 1.15% plus additional compliance costs. During the years ended December 31, 2015, 2014 and 2013, the weighted average interest rate (including the margin) was 1.36%, 1.33% and 1.36%, respectively, while at December 31, 2015 and 2014, the interest rate (including the margin) was 1.54% and 1.34%, respectively.

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

The loan bears interest at LIBOR plus 1.30% from January 1, 2011. During the years ended December 31, 2015, 2014 and 2013, the weighted average interest rate (including the margin) was 1.59%, 1.54% and 1.58%, respectively, while at December 31, 2015 and 2014, the interest rate (including the margin) was 1.83% and 1.53%, respectively.

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

The loan bears interest at LIBOR plus 1.15% on the principal amount repayable in quarterly installments (for each tranche: $6,160) and at LIBOR plus 1.25% on the principal amount repayable in a balloon payment (for each tranche: $2,640). During the years ended December 31, 2015, 2014 and 2013, the weighted average interest rate (including the margin) was 1.45%, 1.39% and 1.42%, respectively, while at December 31, 2015 and 2014, the interest rate (including the margin) was 1.62% and 1.43%, respectively.

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

The loan bears interest at LIBOR plus 1.15% before delivery of each vessel and at LIBOR plus 1.30% from January 1, 2011, amended with a supplemental agreement, after such vessel's delivery. During the years ended December 31, 2015, 2014 and 2013, the weighted average interest rate (including the margin) was 1.59%, 1.53% and 1.58%, respectively, while at December 31, 2015 and 2014, the interest rate (including the margin) was 1.76% and 1.53%, respectively.

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

During the years ended December 31, 2015, 2014 and 2013, the weighted average interest rate (including the margin) was 1.72%, 1.67% and 1.72%, respectively, while at December 31, 2015 and 2014, the interest rate (including the margin) was 1.81% and 1.68%, respectively.

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

The loan bears interest at LIBOR plus 1.40% from January 1, 2011, amended with a supplemental agreement, and is collateralized by the first priority mortgage on the four vessels. During the years ended December 31, 2015, 2014 and 2013, the weighted average interest rate (including the margin) was 1.68%, 1.64% and 1.68%, respectively, while at December 31, 2015 and 2014, the interest rate (including the margin) was 2.01% and 1.63%, respectively.

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

During the years ended December 31, 2015, 2014 and 2013, the weighted average interest rate (including the margin) was 5.60%, 5.53% and 4.98%, respectively, while at December 31, 2015 and 2014, the interest rate (including the margin) was 5.57% and 5.54%, respectively.

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

(i)	On April 1, 2010, the Company, through the Aegean NWE business acquisition, assumed a loan agreement of an amount of €3,740,000 with a Belgian bank dated on March 22, 2004 to finance the construction of its vessel Texas. The loan bears interest at 4.36%.The loan was renewed on April, 01, 2009 and is renewable every five years.

(j)	On April 1, 2010, the Company assumed a loan agreement with an international bank that was entered into, on October 6, 2009, by its acquired entity Aegean NWE and a third-party. The purpose of this roll over credit facility for an amount of €5,680,000 is to finance the new building Montana and bears interest at EURIBOR plus 1.26%. The credit facility is repayable in quarterly installments of approximately €95,000.

(k)	On March 21, 2014, the Company's subsidiary, Aegean Barges NV signed a roll over loan agreement with a bank for the purpose of financing its new secondhand vessel New Jersey for an amount of $4,455 and bears interest at LIBOR plus 2.80%. The credit facility is repayable in forty quarterly installments. During the years ended December 31, 2015 and 2014, the weighted average interest rate (including the margin) was 3.08 and 3.03%, respectively, while at December 31, 2015 and 2014, the interest rate (including the margin) was 3.13% and 3.04%, respectively.

(l)
On March 11, 2013, the Company's subsidiary, Aegean Oil Terminal Corporation entered into a credit facility for an aggregate amount of $73,500 with an international commercial bank to finance the construction of its new oil terminal in Fujairah. The loan was repayable in quarterly installments beginning March 31, 2014 and bore interest at LIBOR plus a margin of 5.25%.

The agreement contained financial covenants that require the Company, as guarantor, maintain a consolidated net working capital not less than $50,000 until the end of the quarter of the first utilization date and $125,000 thereafter; consolidated tangible net worth not less than $410,000; current ratio not less than 1.05-to-one until the end of the quarter of the first utilization date and 1.15-to-one; consolidated total liabilities to total assets not more that 0.70-to-one; consolidated EBITDA to interest expense not less than 1.90-to one. This facility was fully repaid with the drawdown of the secured credit facility of AED440,000,000 in October 2015.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars -
Except share and per share data, unless otherwise stated)

15.	Long-term Debt: (Continued)

(m)
On October 23, 2013 the Company issued $75,000 aggregate principal amount of 4% Convertible Unsecured Senior Notes ("Notes"), which are due November 1, 2018. The full overallotment option granted was exercised and an additional $11,250 Notes were purchased by the underwriters. Accordingly, $86,250 in aggregate principal amount of Notes was sold, resulting in aggregate net proceeds of approximately $83,447 after the underwriters' commissions.

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

(n)
On January 16, 2015, the Company issued $48,300 aggregate principal amount of 4% Convertible Unsecured Senior Notes ("Notes"), which are due November 1, 2018. The Notes bear the same conversion terms with the 4% Convertible Unsecured Senior Notes issued on October 23, 2013.

The additional Notes contain a cash settlement option upon conversion at the option of the issuer, the Company has bifurcated, at the issuance date, the $48,300 principal amount of the Notes and the premium received of $5,313 into liability and equity components of $41,076 and $12,537, respectively, by first determining the carrying amount of the liability component of the Notes by measuring the fair value of a similar liability that does not have an associated equity component. The equity component was calculated by deducting the fair value of the liability component from the total proceeds received at issuance. Net proceeds from the Notes amounted to $51,802 after the underwriters commissions.

The Company's interest expense associated with these Notes is based on an effective interest rate of 9% and the difference from the interest payable upon the Notes is amortized until the expiration of the Notes and included under interest and finance cost in the accompanying consolidated statements of income (Note 21).

The total interest expense related to the Notes in the Company's consolidated financial statements statement of income for the years ended December 31, 2015, 2014 and 2013 amounted to $10,131, $6,148 and $1,143, respectively, of which $4,082, $2,297 and $419 are non-cash amortization of the discount on the liability component and of the transaction costs allocated to the liability component, $6,462, $3,450 and $652  are the contractual interest payable semi-annually at a coupon rate of 4% per year.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars -
Except share and per share data, unless otherwise stated)

15.	Long-term Debt: (Continued)

(o)	On September 16, 2015, Aegean Marine Petroleum S.A., Aegean Petroleum International Inc., Aegean NWE N.V. and Aegean Bunkering Germany BD&M, the Company's wholly-owned subsidiaries, renewed its $1 billion Secured Multicurrency Revolving Credit Facility with a syndicate of commercial lenders as described above. The facility is comprised of three tranches, consisting of Tranche A of $155,000 for a one year tenor, Tranche B of $115,000 for a two year tenor and Tranche C of $730,000 for an uncommitted tenor. Tranche B, classified in the long-term debt, bears interest at LIBOR, plus a margin of 2.5%.

(p)
On October 7, 2015, the Company's subsidiary, Aegean Oil Terminal Corporation, entered into a secured credit facility for an amount of AED 440,000,000. The loan bears interest at EIBOR plus a margin of 3.0% and an interest floor rate of 5.50%. The proceeds were used to repay the existing credit facility of the subsidiary and increase the working capital of the Company.

The facility contains financial covenants which require the Company, as guarantor, to maintain (i) minimum consolidated net working capital of not less than $125 million, (ii) consolidated net tangible net worth of not less than $410,000, (iii) a current ratio of at least 1.15-to-one, (iv) a consolidated solvency ratio of not more than 0.70-to-one, and (v) a consolidated interest cover ratio of at least 1.9-to-one. In addition, the facility contains financial covenants which require the Company's subsidiary, as borrower, to maintain (i) tangible net worth of not less than $100 million, (ii) a current ratio of at least 1.00-to-one, (iii) a gearing ratio of not more than 1.50-to-one, (iv) a debt service cover ratio of at least 1.25-to-one, (v) a loan to value ratio of not more than 0.64-to-one, and (vi) a leverage ratio of not more than 7.00-to-one for the period ending December 31, 2016, which will decrease to 6.00-to-one for each quarter in 2017, to 5.00-to-one for each quarter in 2018, and 4.00-to-one thereafter.

As at December 31, 2015, the Company was in compliance with all of its financial covenants contained in its credit facilities.

As of December 31, 2015, the outstanding vessel-financing loans are generally collateralized as follows:

First priority assignment of the shipbuilding contracts and first priority mortgages over the vessels (when completed);

Assignments of insurance and earnings of the mortgaged vessels (when completed).

The vessel-financing loan agreements contain ship finance covenants including restrictions as to changes in management and ownership of the vessels, additional indebtedness and mortgaging of vessels without the bank's prior consent as well as minimum requirements regarding the ratio of the market value of the relevant vessel to the outstanding loan amount and the ratio of the insured amount of the relevant vessel to the outstanding loan amount. In addition, the borrowing companies and/or their managers must maintain working capital accounts with the lending banks, as defined in the loan agreements. Furthermore, the vessel-owning subsidiary companies are not permitted to pay any dividends without the lenders' prior consent. As of December 31, 2015, most of the Company's vessels, having a total carrying value of $327,953, have been provided as collateral to secure the long-term debt discussed above.

Total interest incurred on long-term debt for the years ended December 31, 2015, 2014 and 2013 amounted to $15,455, $14,924 and $7,264, respectively, (Note 21) and is included in interest and finance costs in the accompanying consolidated statements of income. Accrued interest expense on long-term debt as of December 31, 2015 and 2014 amounted to $2,262 and $1,604, respectively, and is included in accrued and other current liabilities in the accompanying consolidated balance sheets.

As of December 31, 2015, the Company had $1,076,549 in available liquidity, which includes unrestricted cash and cash equivalents of $139,314 and available undrawn amounts under the Company's working capital facilities of $937,235, to finance working capital requirements.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars -
Except share and per share data, unless otherwise stated)

15.	Long-term Debt: (Continued)

The annual principal payments required to be made after December 31, 2015, are as follows:

Amount
2016	$26,398
2017	92,295
2018	193,344
2019	73,845
2020	41,062
Thereafter	54,200
Total principal payments	481,144
Less: Unamortized portion of notes' discount	(13,981)
Total long-term debt	$467,163

16.	Derivatives and fair value measurements:

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

As of December 31, 2015 and 2014, the Company was committed to the following 15 year interest rate swap arrangement with a call option for the bank to terminate it after 5 years duration, on March 31, 2016:

	Interest Rate Index	Principal Amount	As of December 31, 2015 Fair Value/ Carrying Amount of Liability	Weighted-average remaining term	Fixed Interest Rate
U.S. Dollar-denominated Interest Rate Swap	Euribor	$4,233	$420	10.25	2.35%

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

The Company uses fuel pricing contracts to hedge exposure to changes in the net cost of marine fuel purchases. The Company has the right of offset with the counterparty of the fuel pricing contracts, and settles outstanding balances on a monthly basis. Therefore, these amounts are presented on a net basis in the consolidated balance sheets (on a gross basis: an asset of $46,949 and a liability of $24,533 as of December 31, 2015 and an asset of $43,499 and a liability of $24,558 as of December 31, 2014).

The following table presents information about its derivative instruments measured at fair value and their locations on the consolidated balance sheets:

		As of December 31,
Assets/(Liabilities)	Balance Sheet Location	2015	2014

Fuel pricing contracts	Derivative (liability)/ asset, current	$22,416	$18,941
Interest rate swaps	Derivative liability, non-current	(420)	(592)
Total, net		$21,996	$18,349

The following table presents the effect and financial statement location of its derivative instruments on its consolidated statements of income for the years ended December 31, 2015, 2014 and 2013:

Statements of Income		For the year ended December 31,
Income/ (loss)	Location	2015	2014	2013

Fuel pricing contracts	Cost of revenue – third parties	$45,782	$50,472	$(2,693)
Interest rate contracts	Interest and finance costs	62	(250)	20
Total		$45,844	$50,222	$(2,673)

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

		Fair value measurements at December 31, 2015
Assets/ (Liabilities)	Total	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Interest rate swap	$(420)	-	(420)	$-
Fuel pricing contracts	22,416	-	22,416	-

Total	$21,996	-	21,996	$-

		Fair value measurements at December 31, 2014
Assets/ (Liabilities)	Total	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Interest Rate Swap	$(592)	-	(592)	$-
Fuel pricing contracts	18,941	-	18,941	-

Total	$18,349	-	18,349	$-

The fair value of the interest rate swaps is determined using the discounted cash flow method based on market-based Euribor rates swap yield curves, taking into account current interest rates. Valuation models require a variety of inputs, including contractual terms, market prices, yield curves, credit spreads, measures of volatility, and correlations of such inputs.

The Company uses observable inputs to calculate the mark-to-market valuation of the fuel pricing derivatives. Fuel pricing contracts are valued using quoted market prices of the underlying commodity. During the years ended December 31, 2015 and 2014, the Company entered into fuel pricing contracts for 14,553,635 metric tons and 7,784,141 metric tons, respectively.

The Company's derivatives trade in over-the-counter markets, and as such, model inputs are generally observable and do not require significant management judgment. Such instruments are classified within Level 2 of the fair value hierarchy.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars -
Except share and per share data, unless otherwise stated)

17.	Commitments and Contingencies:

a)	Long-term Supply Contracts: On December 3, 2004, the Company signed an eight-year Fuel Purchase Agreement with a government refinery in Jamaica for the supply of mainly MFO and MGO at a price equal to average PLATTS prices plus a margin. The contract stipulates that the Company and refinery are not required to transact for more than a maximum quantity of marine fuel per month; however, by mutual agreement, the maximum quantity per month may be revised upwards. Invoices become due thirty calendar days from the date of delivery. Interest on overdue payments accrues at a rate equal to the local overdraft rate in Jamaica. On December 30, 2009, an addendum between the two parties was signed, which extends the original agreement until December 31, 2014,and further renewed until December 31, 2016. On April 1, 2005, the Company signed a ten-year Marine Fuel Supply Service Agreement with the Greek Subcontractor which has been renewed until December 31, 2016 (refer to Note 5).

(b)	Lease Commitments: The Company leases certain property under operating leases, which require the Company to pay maintenance, insurance and other expenses in addition to annual rentals. The minimum annual payments under all noncancelable operating leases at December 31, 2015 are as follows:

2016	$31,581
2017	26,486
2018	25,661
2019	13,711
2020	13,271
Thereafter	138,190
Total minimum annual payments under all noncancelable operating leases	$248,900

Rent expense under operating leases was $36,043, $34,715 and $19,427 for the years ended December 31, 2015, 2014 and 2013, respectively.

(c)	Standby Letters Of Credit: In the normal course of business, for certain suppliers, under certain long-term supply contracts, or under certain long-term construction contracts, the Company is required to post standby letters of credit in order to secure lines of credit. As of December 31, 2015, the total outstanding standby letters of credit amounted to $40,174. The Company has not defaulted on payment of any of its accounts payable so as to cause any of the issuers of the standby letters of credit to settle the Company's accounts payable on the Company's behalf. All the standby letters of credit expire during 2016. The Company expects to extend the validity date of these instruments throughout the duration of the Company's contractual or operating relationships with the respective suppliers.

(d)	Letters of Guarantee: Under the Singapore law, the Company is required to issue letters of guarantee for payroll taxes of crew members during their employment. The guarantee extends for the duration of the employment and the Company is required to pay only if the crew member does not meet individual tax obligations. The Company currently does not believe it will be required to make a payment under these guarantees and accordingly has not recorded any liability. The maximum amount the Company could be required to pay as of December 31, 2015 and 2014 is $283 (or SIN$309,000) and $251 (or SIN$332,000), respectively, and is maintained in fixed deposits and presented in the prepayments and other current assets in the accompanying consolidated balance sheets. The Company is also required to issue letters of guarantee in the U.A.E. for the port authorities and for the employees' passports and permits. The maximum amount the Company could be required to pay as of December 31, 2015 and 2014 is $125 (or AED500,000) and $44 (or AED160,000), respectively, and is maintained in fixed deposits and presented in the prepayments and other current assets in the accompanying consolidated balance sheets. Furthermore, the Company has issued letters of guarantee for transporting cargo on behalf of its time-charter parties for amounts of $0 (€0) and $73 (€60,000) as of December 31, 2015 and 2014, respectively, and are maintained in fixed deposits and presented in the prepayments and other current assets in the accompanying consolidated balance sheets.

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

(f)
Legal Matters

In November 2005, an unrelated party filed a declaratory action against one of the Company's subsidiaries before the First Instance Court of Piraeus, Greece. The plaintiff asserted that he was instrumental in the negotiation of the Company's eight-year Fuel Purchase Agreement with a government refinery in Jamaica and sought a judicial affirmation of his alleged contractual right to receive a commission of $0.01 per metric ton of marine fuel over the term of the contract. In December 2008, the First Instance Court of Piraeus dismissed the plaintiff's action as vague and inadmissible, however the Company appealed that decision on the grounds that there was no contract between the Company and the plaintiff and that the court lacked jurisdiction. While the action was pending in Greece, the plaintiff commenced a new action involving the same cause of action before the Commercial Court of Paris, France, which dismissed that action in June 2009. The plaintiff's appeal of the dismissal was denied by the Paris Court of Appeal in February 2010. In January 2012, the plaintiff commenced a new action relating to the same allegations before the Commercial Court of Paris, which was dismissed on June 27, 2012 in favor of the competence and jurisdiction of the Greek courts. In July 2012, the plaintiff filed a "contredit," an appeal procedure under French law. In November 2013, the Court held that there is no matter pending in Greece that would allow the French courts to decline jurisdiction to the benefit of the Greek proceedings. As a result, the case is to return to the Commercial Court of Paris which should have to examine the admissibility of Mr. Varouxis' claim in France. The relevant pleadings were issued on December 18, 2015. According to its decision the French Court held that Varouxis is entitled to a part compensation based on a half of its claim fee of $0.01 per metric ton sold but limited to the amount of $670,000 with respect to the years 2005 to 2008. The Judgement is enforceable subject to the submission by Mr Varouxis to AMP of a bank guarantee as counter-security covering the reimbursement to AMP of the said sum plus interest. Until now Mr. Varouxis has been unable to submit a properly worded bank guarantee. In the meantime, both AMP and Mr. Varouxis have filed contrary appeals versus the decision issued. In any event our position continues to be that this claim is unwarranted and lacking in merit. The Company is not in a position to comment further on this matter at this time.

On December 18, 2014, the Company and Aegean Bunkering (USA) LLC, or the Aegean Parties, filed a one-count complaint for breach of contract against Hess Corporation, or Hess, in New York Supreme Court, New York County (653887/2014). In the complaint, the Aegean Parties allege that Hess breached certain express representations and warranties in representing its financial condition in an agreement pursuant to which Hess sold its bunker oil business to Aegean Bunkering (USA) LLC. The Aegean Parties claim approximately $28,000 in compensatory damages, exclusive of interest and costs. On February 9, 2015, Hess filed an answer to the complaint. During the course of discovery, through co-counsel Boies Schiller & Flexner LLP, the Aegean Parties filed a motion for leave to amend the complaint on December 15, 2015. The proposed amended complaint added a claim for fraud and fraudulent inducement in connection with the Agreement, seeking approximately $127 million in compensatory damages, exclusive of interest and costs, and punitive damages in an amount to be determined at trial. On Hess's consent, the Aegean Parties' motion to amend the complaint was granted on January 15, 2016. On February 3, 2016, Hess filed a motion to dismiss the amended complaint in part, specifically, the fraud and fraudulent inducement claim and portions of the contract claim. The Aegean Parties' responded to the motion to dismiss on March 4, 2016, and Hess submitted its reply on March 18, 2016. The parties are now awaiting a decision from the Court. The Company is not in a position to comment further on this matter at this time.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars -
Except share and per share data, unless otherwise stated)

17.	Commitments and Contingencies: (Continued)

The Company has supplied bunkers through agreements with various entities of the O.W. Bunker Group, which filed for bankruptcy in November 2014. The Company issued notice to members of the O.W. Bunker Group for the request of payment for the value of the bunkers supplied. The Company's exposure for these supplies amounts to $5,474, of which $3,129 was recorded as a provision for doubtful accounts in the statement of income for the year ended December 31, 2015.  The Company believes that the respective members of the O.W. Bunker Group were never the rightful owners of the bunkers and is currently trying to work out escrow or other practical solutions with the end users.  For the Company's main action before the Pireus Multi-Member Court of First Instance for the supply of M/V CHAMPION TRADER and its claim for the relevant invoice value, the Court issued its Judgment and accepted our claim in full for the principal amount of $415 plus interest as of December 1, 2014. The Company expects to recover the amount of at least $2,298.

One of the Company's subsidiaries, Aegean Oil Terminal Corporation, has provided storage facilities through agreements to Alco Shipping Services LLC, Alco Fuel Trading LLC and House of Gas Trading DMCC. In breach of their obligations under the agreements the debtors failed to deliver any products to the terminal and to pay the invoices in the principal sum of $1.3 million. Following various demands for payment and in the absence of payment we have terminated the agreement and commenced legal proceedings against the debtors in the High Court of London. After lodging with the Court the relevant application, claim for and witness statement the Company received a sealed order from the High Court in London giving the Company the permission to service the Claim Form and Particulars of Claim out of the jurisdiction upon the debtors in UAE. The UK Foreign and Commonwealth Office have now returned the service process request with the documents unserved due to the fact that the Debtors have moved offices or still pending. The Debtors do not have a valid defense and once the claim form is served upon them the Company expects to proceed to obtain a summary judgment from the High Court in London. As soon as a judgment is obtained The Company expects to proceed to execute same by way of arrest and sale of their assets.
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

18.	Revenues and Cost of Revenues:

The amounts in the accompanying consolidated statements of income are analyzed as follows:

	For the Year Ended December 31,
	2015	2014	2013

Sales of marine petroleum products	4,155,502	$6,590,998	$6,282,466
Voyage revenues	28,780	30,410	25,049
Other revenues	47,372	40,393	27,214
Total Revenues	4,231,654	6,661,801	6,334,729

Cost of marine petroleum products	3,853,450	6,286,453	6,025,742
Cost of voyage revenues	14,827	14,729	16,202
Cost of other revenues	31,548	23,525	6,793
Total Cost of Revenues	3,899,825	$6,324,707	$6,048,737

Included in the cost of revenues is depreciation of $4,780, $2,424 and $2,024 for the years ended December 31, 2015, 2014 and 2013, respectively.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars -
Except share and per share data, unless otherwise stated)

19.	Selling and Distribution:

The amounts in the accompanying consolidated statements of income are analyzed as follows:

	Year Ended December 31,
	2015	2014	2013

Salaries	52,576	$57,550	$62,174
Depreciation	14,990	16,174	17,762
Vessel hire charges	26,422	30,033	13,918
Amortization of dry-docking costs	5,833	5,174	6,483
Vessel operating expenses	29,117	33,447	44,195
Bunkers consumption	16,421	26,464	30,805
Storage costs	39,790	31,686	13,209
Broker commissions	5,789	4,584	3,833
Provision/ (release of) for doubtful accounts	1,992	3,229	(881)
Other	12,148	12,489	10,099
Selling and Distribution expenses	205,078	$220,830	$201,597

20.	General and Administrative:

The amounts in the accompanying consolidated statements of income are analyzed as follows:

	Year Ended December 31,
	2015	2014	2013

Salaries	19,480	$17,616	$13,112
Depreciation	2,977	2,312	681
Office Expenses	20,861	18,171	15,934
General and Administrative expenses	43,318	$38,099	$29,727

21.	Interest and Finance Costs:

The amounts in the accompanying consolidated statements of income are analyzed as follows:

	Year Ended December 31,
	2015	2014	2013
Interest incurred on long-term debt (Note 15)	$15,455	14,924	$7,264
Interest incurred on short-term borrowings (Note 14)	6,917	13,340	14,045
Servicing fees on factoring (Note 4)	667	1,298	1,563
Amortization of financing fees (Note 11)	6,028	4,455	840
Amortization of convertible notes discount (Note 15)	4,082	2,297	419
Bank commissions, commitment fees and other charges	4,530	6,582	8,559
Interest on lease payments	-	6	83
Capitalized interest (Note 8)	(71)	(9,004)	(4,700)
Total	$37,608	33,898	$28,073

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars -
Except share and per share data, unless otherwise stated)

22.	Equity Incentive Plan:

In March 2015, the Company adopted a 2015 equity incentive plan which replaced in full the 2006 Equity Incentive Plan.  The Company has reserved a total of 5,091,402 shares of common stock for issuance under the 2015 Equity Incentive Plan, consisting of 91,402 common shares that remained unissued under the 2006 Equity Incentive Plan plus an additional 5,000,000 common shares.  Under the terms of the 2015 Equity Incentive Plan, the compensation committee may grant new options exercisable at a price per common share to be determined by our Board of Directors but in no event less than fair market value as of the date of grant. The 2015 Equity Incentive Plan also permits the Company's compensation committee to award restricted stock, restricted stock units, non-qualified stock options, stock appreciation rights, dividend equivalent rights, unrestricted stock, and performance shares. The 2015 Equity Incentive Plan expires in March 2025.

The Company measures stock-based compensation cost at grant date, based on the estimated fair value of the award which is determined by the closing price of the Company's common stock traded on the NYSE on the grant date, and recognizes the cost as expense on a straight-line basis (net of estimated forfeitures) over the requisite service period. The expense is recorded in the general and administrative expenses in the accompanying condensed consolidated statements of income. Aegean is incorporated in a non-taxable jurisdiction and accordingly, no deferred tax assets are recognized for these stock-based incentive awards.

All grants of non-vested stock issued under the 2015 Equity Incentive Plan are subject to accelerated vesting upon certain circumstances set forth in the 2015 Equity Incentive Plan.

The following table summarizes the status of the Company's non-vested shares outstanding for the years ended December 31, 2015 and 2014:

	Nonvested Stock	Weighted Average Grant Date Market Price
At December 31, 2013	1,569,102	$8.52
Granted	1,069,500	9.97
Vested	(718,769)	10.94
Forfeited	(70,084)	7.25
At December 31, 2014	1,849,749	8.51
Granted	1,141,000	12.88
Vested	(1,023,266)	8.91
Forfeited	(1,500)	8.37
At December 31, 2015	1,965,983	$11.05

The total fair value of shares at vesting date during the years ended December 31, 2015, 2014 and 2013 were $14,556, $7,462 and $853, respectively based on the closing share price at each vesting date.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars -
Except share and per share data, unless otherwise stated)

22.	Equity Incentive Plan: (Continued)

Total compensation cost of $10,042, $8,774 and $4,497 was recognized and included under general and administrative expenses in the accompanying consolidated statements of income for the years ended December 31, 2015, 2014 and 2013, respectively.

As of December 31, 2015, there was $10,555 of total unrecognized compensation cost related to non-vested share-based compensation awards. This unrecognized compensation cost at December 31, 2015, is expected to be recognized as compensation expense over a weighted average period of 1.7 years as follows:

Amount
2016	$6,431
2017	3,457
2018	667
$10,555

23.	Common Stock, Treasury Stock and Additional Paid-In Capital:

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

Treasury stock

On October 16, 2014, the Company's Board of Directors authorized a new share repurchase program, under which the Company may repurchase up to $20,000 of its outstanding shares of common stock over a period of two years. No shares have been repurchased as of December 31, 2015.

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

Preferred Share Purchase Rights

In August 2009, the Company authorized and declared a dividend distribution of one preferred share purchase right (a "Right") on each outstanding share of its common stock. The dividend distribution was made to shareholders of record as of August 14, 2009. The rights will separate from the common stock and become exercisable upon the earlier of (i) ten days following the public announcement or disclosure that a person or group (an "Acquiring Person") has acquired beneficial ownership, or obtained the right to acquire, 15 percent or more of the outstanding common stock or (ii) ten business days following the commencement of, or the announcement of an intention to make, a tender offer or exchange offer, the consummation of which would result in such a group or person becoming an Acquiring Person (the "Distribution Date"). On the Distribution Date, each Right holder will be entitled to purchase for $100 (the "Exercise Price") one one-thousandth of a share of a new series of junior participating preferred stock. In the event that an Acquiring Person acquires more than 15 percent of the outstanding common stock, each Right holder (except the Acquiring Person) will be entitled to purchase at the Exercise Price, shares of common stock having a market value equal to twice the Exercise Price. Any time after the date an Acquiring Person obtains more than 15 percent of the outstanding common shares and before that Acquiring Person acquires more than 50 percent of the outstanding common shares, the Company may exchange each Right owned by all other Rights holders, in whole or in part, for one common share. The Rights expire on the earliest of (i) August 14, 2019 or (ii) the redemption of the Rights by the Company or (iii) the exchange of the Rights as described above. The Company can redeem the Rights at any time on or prior to the earlier of the tenth business day following the public announcement that a person has acquired ownership of 15 percent or more of the outstanding common shares, or August 14, 2019. The Rights do not have any voting rights. The Rights have the benefit of certain customary anti-dilution protections. As of December 31, 2015, no such events had occurred, and no rights have been exercised.

Dividends

The Company declared and paid dividends of $3,926, $2,403 and $1,884 during the years ended December 31, 2015, 2014 and 2013, respectively.

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

As of December 31, 2015 and 2014, the Company excluded 1,965,983 and 1,849,749 non vested shares, respectively, as anti-dilutive. Non-vested share-based payment awards that contain rights to receive non forfeitable dividends or dividend equivalents (whether paid or unpaid) and participate equally in undistributed earnings are participating securities, and thus, are included in the two-class method of computing earnings per share.

The treasury stock method is used in calculating diluted earnings per share for the Notes as the Company expects to settle the principal in cash.

The components of the calculation of basic earnings per common share and diluted earnings per common share are as follows:

	Year Ended December 31,
	2015	2014	2013

Net income attributed to AMPNI shareholders	$35,880	$17,590	$27,063

Less: Dividends declared and undistributed earnings allocated to unvested shares	(1,392)	(627)	(739)
Basic income available to common stockholders	$34,488	$16,963	$26,324

Basic weighted average number of common shares outstanding	47,271,582	46,271,716	45,677,249

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars -
Except share and per share data, unless otherwise stated)

24.	Earnings Per Common Share: (continued)

Diluted weighted average number of common shares outstanding	47,271,582	46,271,716	45,677,249

Basic earnings per common share	$0.73	$0.37	$0.58
Diluted earnings per common share	$0.73	$0.37	$0.58

25.	Income Taxes:

The Company operates through its subsidiaries, which are subject to several tax jurisdictions, as follows:

a)	Marshall Islands

The Company is incorporated in the Marshall Islands. Under current Marshall Islands law, the Company is not subject to tax on income or capital gains.

b)	Republic of Liberia

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

AMP has a branch office established in Greece. Under the laws of Greece, and in particular Greek Law 3427/2005 which amended, replaced and supplemented provisions of Law 89/1967 as of January 1, 2006, AMP is taxed on a cost plus basis, 5.42% for the period 2011 to 2015, on expenses incurred by its branch office in Greece. With respect to the period of 2016 to 2020, the Company has submitted the relevant feasibility study to the Greek Ministry of Economy and Finance which provides for a profit margin of 5%. The relevant study is pending for approval and once confirmed it will apply retroactively from January 1, 2016. AMP's income, as calculated by applying the 5.42% profit margin, as applicable, is subject to Greek corporate income tax at the rate of 29%, 26% and 26% for the fiscal year 2015, 2014 and 2013. All expenses to which the profit margin applies are deducted from gross income for Greek corporate income tax purposes. Furthermore, AMP is exempt from Greek other tax, charge or contribution in favor of the Greek State or any third-party, on income derived from all its transactions worldwide in petroleum products, lubricants and similar commodities, the object of which lies outside of Greece.

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

The components of the AB USA's (expense)/benefit for income taxes are as follows:

	Year Ended December 31,
	2015	2014	2013
Current tax expense	$(10)	(56)	$(312)
Deferred tax expense	(2,420)	-	-
Income tax provision	$(2,430)	(56)	$(312)

Effective tax rate	(28.26)%	(3.19)%	45.6%

The reconciliation between the statutory tax expense in Aegean Bunkering USA from continuing operations to the income tax expense recorded in the financial statements is as follows:

	Year Ended December 31,
	2015	2014	2013

Income tax on profit before tax at statutory rate	$(3,410)	$(29)	$(332)
Effect of permanent differences	980	(27)	20
Total tax (expense)/ benefit Reconciliation	$(2,430)	$(56)	$(312)

Deferred income taxes are the result of provisions of the tax laws that either require or permit certain items of income or expense to be reported for tax purposes in different periods than they are reported for financial reporting. The tax effects of temporary differences that give rise to the deferred tax asset are as follows:

	Year Ended December 31,
	2015	2014	2013
Deferred tax liabilities:
Unrealized effect from derivatives	$2,420	-	$-
Total deferred taxes, net	$2,420	-	$-

e)	Belgium

The Company has trade activities in Belgium through its subsidiary ANWE and operates its subsidiary ABAS, both incorporated in Belgium, and subject to Belgian income taxes which rate is 33.99% for the presented years.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars -
Except share and per share data, unless otherwise stated)

25.	Income Taxes: (continued)

The components of the ABAS's (expense)/benefit for income taxes are as follows:

	Year Ended December 31,
	2015	2014	2013
Current tax expense	$-	-	$-
Deferred tax benefit/ (expense)	(551)	(458)	(332)
Income tax benefit/ (expense)	$(551)	(458)	$(332)

Effective tax rate Reconciliation	26.34%	25.46%	44.09%

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

Deferred income taxes are the result of provisions of the tax laws that either require or permit certain items of income or expense to be reported for tax purposes in different periods than they are reported for financial reporting. The tax effects of temporary differences that give rise to the deferred tax asset are as follows:

	Year Ended December 31,
	2015	2014	2013
Deferred tax assets:
Carryforward of notional interest deduction	$45	-	$-
Tax carryforward losses	761	1,275	1,734
Investment tax incentive	377	459	458
Total deferred taxes, net	$1,183	1,734	$2,192

The components of the ANWE Business' (expense)/benefit for income taxes are as follows:

	Year Ended December 31,
	2015	2014	2013
Current tax expense	$(300)	(163)	$-
Deferred tax (expense)/ benefit	583	547	1,732
Income tax (expense)/ benefit	$283	384	$1,732

Effective tax rate Reconciliation	8.67%	7.57%	33.44%

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars -
Except share and per share data, unless otherwise stated)

25.	Income Taxes: (continued)

The reconciliation between the statutory tax expense in Belgium on income of Aegean NWE from continuing operations to the income tax expense recorded in the consolidated financial statements is as follows:

	Year Ended December 31,
	2015	2014	2013

Income tax benefit/ (expense) on result before tax at statutory rate	$1,109	$1,735	$1,750
Effect of permanent differences	(826)	(1,351)	(18)
Total tax benefit/ (expense) Reconciliation	$283	$384	$1,732

Deferred income taxes are the result of provisions of the tax laws that either require or permit certain items of income or expense to be reported for tax purposes in different periods than they are reported for financial reporting. The tax effects of temporary differences that give rise to the deferred tax asset and liability are as follows:

	Year Ended December 31,
	2015	2014	2013
Deferred tax assets:
Tax carry forward losses	$4,557	2,570	$1,402
Total deferred tax assets, net	4,557	2,570	1,402

Deferred tax liabilities:
Revaluation of Aegean NWE fixed assets	4,740	3,336	2,715
Total deferred tax liabilities, net	$4,740	3,336	$2,715

In the accompanying balance sheets, the deferred income tax assets are included in current assets of $2,133 and $754 as the estimated amounts to recover over the next 12 months and in non-current assets of $0 and $1,224 as of December 31, 2015 and 2014, respectively. Deferred tax liabilities are presented in non-current liabilities of $2,563 and $1,010 as at December 31, 2015 and 2014, respectively. Income tax benefits as at December 31, 2015, of amount $5,318 that are carryforwards do not expire. As of December 31, 2015 and 2014, the Company has not recorded a valuation allowance.

f)	Canada

The Company is subject to Canadian income taxes through its Canadian subsidiaries

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars -
Except share and per share data, unless otherwise stated)

25.	Income Taxes: (Continued)

The components of the Canadian subsidiaries (expense)/benefit for income taxes are as follows:
	Year Ended December 31,
	2015	2014	2013
Current tax expense	$(607)	(334)	$(110)
Deferred tax expense	-	-	-
Income tax provision	$(607)	(334)	$(110)

Effective tax rate Reconciliation	85.98%	51.38%	13.63%

The reconciliation the statutory tax expense in Canada on income from continuing operations to the income tax expense recorded in the consolidated financial statements is as follows:

	Year Ended December 31,
	2015	2014	2013

Income tax on profit before tax at statutory rate	$(184)	$(183)	$(227)
Effect of permanent differences	(423)	(151)	117
Total tax expense reconciliation	$(607)	$(334)	$(110)

g)	Other

The Company is subject to other income taxes through other subsidiaries based in the U.S., Greece and Russia.

The components of these subsidiaries (expense)/benefit for income taxes are as follows:

	Year Ended December 31,
	2015	2014	2013
Current tax expense	$(141)	-	$-
Deferred tax expense	-	-	-
Income tax provision	$(141)	-	$-

Effective tax rate Reconciliation	59.49%	-%	-%

The reconciliation of the statutory tax expense on income from continuing operations to the income tax expense recorded in the consolidated financial statements is as follows:

	Year Ended December 31,
	2015	2014	2013

Income tax on profit before tax at statutory rate	$(71)	$-	$-
Effect of permanent differences	(70)	-	-
Total tax expense reconciliation	$(141)	$-	$-

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

The Company files income tax returns in the all federal jurisdiction and various provincial jurisdictions of its taxable subsidiaries. In the normal course of business, the Company is subject to examination by taxing authorities. Open tax years in Canada range from 2012 to 2015 and in Belgium and in the U.S.A. from 2013 to 2015. Upon examination in subsequent years, if net operating loss carry forwards and tax credit carry forwards are utilized, the Canadian and Belgian jurisdictions can reduce net operating loss carry forwards and tax credit carry forwards utilized in the year being examined if they do not agree with the carry forward amount.

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

Delivery of vessel: On March 23, 2016, the Company took delivery of Umnenga, a 66,895 dwt double hull bunkering tanker built in 1993 to deploy in its service station in South Africa. The vessel was purchased from a third-party seller for $8,625. The purchase was financed by a new credit facility of $13,000, with the remainder of proceeds used to repay the 2008 overdraft facility of $7,000.

Sale of vessel: On April 14, 2016, the Company signed a Memorandum of Agreement to sell its vessel Aegean Champion, a 23,400 dwt double hull bunkering tanker built in 1991, to a third-party purchaser, for a purchase price of $5,700, resulting in a total loss of approximately $1,500.  We expect to deliver this vessel to its new owner on May 9, 2016.