Form 20-F
period 2016-12-31
AEGEAN MARINE PETROLEUM NETWORK INC.
filed 2017-05-16
CIK 1344376

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

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

As of December 31, 2016, there were 39,403,822 shares of common stock, par value $0.01 per share, outstanding.

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

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer.  See the definitions of "large accelerated filer" and "accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐	Emerging Growth Company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

† The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012

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
In addition to these assumptions and matters discussed elsewhere herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include:
•	the strength of the world economies and currencies;
•	general market conditions, including conditions in the shipping or the marine fuel supply industries;
•	our future operating or financial results;
•	the availability of financing and refinancing;
•	material disruptions in the availability or supply of crude oil or refined petroleum products;
•	changes in the market price of petroleum, including the volatility of spot pricing;
•	our future, pending or recent acquisitions, business strategy, areas of possible expansion, and expected capital spending or operating and maintenance expenses;
•	our ability to manage our growth;
•	our ability to successfully identify, consummate, integrate, and realize the expected benefits from acquisitions;
•	our ability to maintain our business in light of our proposed business and location expansion;
•	planned capital expenditures and availability of capital resources to fund capital expenditures;
•	our future payment of dividends and the availability of cash for payment of dividends, including the ability of our subsidiaries to dividend or distribute cash to us;
•	the outcome of legal, tax or regulatory proceedings to which we may become a party;
•	our ability to attract and retain our key suppliers and key customers;
•	our contracts and licenses with governmental entities remaining in full force and effect;

•	increased levels of competition within our industry;
•	compliance or lack of compliance with various environmental, tax, safety and other applicable laws and regulations;
•	our ability to collect accounts receivable;
•	changes in political, economic or regulatory conditions in the markets in which we operate, and the world in general;
•	corruption, piracy, militant activities, political instability, terrorism, and ethnic unrest in locations where we may operate;
•	our level of indebtedness;
•	the failure of counterparties to fully perform their contracts with us;
•	our ability to attract and retain senior management and other key employees;
•	our failure to hedge certain financial risks associated with our business;
•	uninsured losses; our ability to maintain our current tax treatment;
•	effects of new products and new technology in our industry;
•	our ability to comply with the restrictive and other covenants in our financing arrangements;
•	our levels of operating and maintenance costs;
•	increases in interest rates;
•	adequacy of insurance coverage; and
•	other important factors described from time to time in our filings with the U.S. Securities and Exchange Commission, or the SEC.
These factors and the other risk factors described in this report are not necessarily all of the important factors that could cause actual results or developments to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could harm our results. Consequently, there can be no assurance that actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us. These forward-looking statements are not guarantees of our future performance, and actual results and developments may vary materially from those projected in the forward-looking statements. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements. We undertake no obligation, and specifically decline any obligation, except as required by law, to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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
The following tables set forth our selected historical consolidated financial information and other data as of and for the periods indicated, which has been derived from our historical consolidated financial statements. The selected consolidated financial and other data set forth below should be read in conjunction with "Item 5. Operating and Financial Review and Prospects" and our consolidated financial statements, together with the notes thereto, which are included herein. The selected consolidated financial data as of December 31, 2016 and 2015 and each of the three years ended December 31, 2016, 2015 and 2014 is derived from our audited consolidated financial statements and notes thereto included elsewhere in this Form 20-F, which have been prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP. Our selected consolidated financial data as of December 31, 2014, 2013 and 2012 and for each of the two years ended December 31, 2013 and 2012 is derived from our consolidated financial statements not included herein and reflect the retrospective application of the change in accounting principle for deferred finance costs and the revision of the financial statements to account for a provision for withholding taxes, related to income tax.

	For the year ended December 31,
	2016	2015	2014	2013	2012
	(in thousands of U.S. dollars, except for share and per share data which are presented in U.S. dollars)
REVENUES:
Revenues—third-parties	4,055,557	4,211,596	6,625,244	6,303,105	7,207,813
Revenues—related companies	20,662	20,058	36,557	31,624	51,147
Total Revenues	4,076,219	4,231,654	6,661,801	6,334,729	7,258,960

COST OF REVENUES:
Cost of revenues—third-parties	3,658,681	3,762,688	5,971,819	5,621,408	6,496,327
Cost of revenues—related companies	64,054	137,137	352,888	427,329	459,984
Total Cost of Revenues	3,722,735	3,899,825	6,324,707	6,048,737	6,956,311

GROSS PROFIT	353,484	331,829	337,094	285,992	302,649

OPERATING EXPENSES:
Selling and distribution	202,266	205,078	220,830	201,597	210,236
General and administrative	49,757	43,318	38,099	29,727	29,897
Amortization of intangible assets	1,070	1,421	3,323	1,603	1,505
Loss on sale of vessels, net	6,312	130	12,864	4,312	5,966
Impairment charge	-	5,308	4,062	-	-
Total operating expenses	259,405	255,255	279,178	237,239	247,604

Operating income	94,079	76,574	57,916	48,753	55,045

OTHER INCOME/(EXPENSE):
Interest and finance costs	(36,499)	(37,608)	(33,898)	(28,073)	(31,192)
Interest income	251	52	117	75	123
Gain on sale of subsidiary, net	-	-	-	4,174	-
Foreign exchange (losses)/gains, net	(1,544)	308	(6,032)	1,123	3,786
Other expenses	-	-	-	-	(1,191)
Total other expenses	(37,792)	(37,248)	(39,813)	(22,701)	(28,474)
Income before income taxes	56,287	39,326	18,103	26,052	26,571

Income taxes(1)	(4,358)	(4,485)	(1,964)	(1,122)	(4,122)

Net income	51,929	34,841	16,139	24,930	22,449

Net Income/(loss) attributable to non-controlling interest	58	-	49	(33)	2,372

Net Income attributable to AMPNI shareholders	51,871	34,841	16,090	24,963	20,077

Basic and diluted earnings per common share	1.11	0.71	0.34	0.53	0.44
Weighted average number of shares, basic	43,480,131	47,271,582	46,271,716	45,667,249	45,473,360
Weighted average number of shares, diluted	43,480,131	47,271,582	46,271,716	45,667,249	45,473,360
Dividends declared and paid per share	0.08	0.08	0.05	0.04	0.04

	As of and for the Year Ended December 31,
	2016	2015	2014	2013	2012

	(in thousands of U.S. dollars, unless otherwise stated)
Balance Sheet and Cash Flow Data:
Cash and cash equivalents	93,836	139,314	129,551	62,575	77,246
Total assets(2)	1,600,933	1,450,011	1,484,414	1,610,200	1,431,270
Total debt(2)	817,631	710,015	736,979	777,332	652,713
Total liabilities(2)	1,011,342	833,124	920,598	1,068,554	926,752
Common stock	414	514	502	492	486
Number of shares outstanding	39,403,822	49,410,853	48,271,353	47,272,020	46,581,399
Total AMPNI stockholders' equity	589,533	616,887	563,816	541,355	500,666
Net cash (used in)/provided by operating activities	(47,615)	49,727	182,206	40,583	123,519
Net cash used in investing activities	(3,788)	(7,614)	(59,494)	(181,821)	(58,162)
Net cash provided by/(used in) financing activities	5,763	(28,254)	(50,280)	125,978	(57,127)

Other Financial Data:
Gross spread on marine petroleum products(3)	326,100	302,052	304,545	256,724	268,804
Gross spread on lubricants(3)	3,671	5,210	2,948	3,914	3,077
Gross spread on marine fuel(3)	322,429	296,842	301,597	252,810	265,727
Gross spread per metric ton of marine fuel sold (in U.S. dollars)(3)	19.5	22.0	26.6	25.4	25.0
EBITDA(4)	125,610	110,806	82,019	83,231	86,448

Operating Data:
Sales volume of marine fuel (metric tons)(5)	16,519,079	13,482,478	11,332,385	9,941,061	10,620,864
Number of markets served, end of year(6)	28	31	29	27	20
Number of owned and operated bunkering vessels, end of year(7)	45.0	49.0	48.0	51.0	56.0
Average number of owned and operated bunkering vessels(7)(8)	47.1	48.8	50.2	53.8	57.9
Special purpose vessels, end of year(9)	1.0	1.0	1.0	1.0	1.0
Number of operating storage facilities, end of year(10)	13.0	12.0	14.0	14.0	8.0

(1)
The amount has been revised to account for a provision for withholding taxes, related to income tax, for the years ended December 31, 2015, 2014 and 2013. Refer to Note 1 to the consolidated financial statements included herein.

(2)	The total assets, total debt and total liabilities presented in this table have been updated to reflect the adoption of ASU 2015-03. Refer to Note 1 to the consolidated financial statements.
(3)
Gross spread on marine petroleum products (a Non-U.S. GAAP measure) represents the margin that we generate on sales of marine fuel and lubricants. Gross spread on marine fuel represents the margin that we generate on sales of various classifications of marine fuel oil, or MFO, and marine gas oil, or MGO. Gross spread on lubricants represents the margin that we generate on sales of lubricants. We calculate the gross spreads by subtracting from the sales of the respective marine petroleum product the cost of the marine petroleum product sold. For arrangements in which we physically supply marine petroleum products using our bunkering tankers, costs of marine petroleum products sold represent amounts paid by us for marine petroleum products sold in the relevant reporting period. For arrangements in which marine petroleum products are purchased from our related company, Aegean Oil S.A., or Aegean Oil, cost of marine petroleum products sold represents the total amount paid by us to the physical supplier for marine petroleum products and their delivery to our customers. Gross spread per metric ton of marine fuel sold represents the margins we generate per metric ton of marine fuel sold. We calculate gross spread per metric ton of marine fuel sold by dividing the gross spread on marine fuel by the sales volume of marine fuel. Marine fuel sales do not include sales of lubricants. For arrangements in which we purchase cargos for our floating storage facilities, cargo transportation costs are either included in the purchase price of marine fuels that we paid to the supplier or to a third-party transportation provider. For more information, please see "Item 5. Operating and Financial Review and Prospects—A. Operating Results—Factors Affecting our Results of Operations—Gross spread on marine petroleum products and gross spread per metric ton of marine fuel sold."

The following table reconciles our gross spread on marine petroleum products sold to the most directly comparable U.S. GAAP measure, gross profit, for all periods presented:
	For the Year Ended December 31,
	2016	2015	2014	2013	2012

	(in thousands of U.S. dollars, unless otherwise stated)
Gross profit	353,484	331,829	337,094	285,992	302,649
Less: Voyage revenues	26,870	28,780	30,410	25,049	22,726
Less: Other revenues	52,707	47,372	40,393	27,214	27,794
Add: Cost of voyage revenues	14,974	14,827	14,729	16,202	15,136
Add: Cost of other revenues	37,219	31,548	23,525	6,793	1,539
Gross spread on marine petroleum products	326,100	302,052	304,545	256,724	268,804
(4)
EBITDA (a Non-U.S. GAAP measure) presents net income before interest, taxes, depreciation and amortization. EBITDA does not represent and should not be considered as an alternative to net income, operating income or any other indicator of our performance, as determined by U.S. GAAP, and our calculation of EBITDA may not be comparable to that reported by other companies. EBITDA is included herein because it is a basis upon which we assess our performance. The following table reconciles net income, the most directly comparable U.S. GAAP measure, to EBITDA for the periods presented:

	For the Year Ended December 31,
	2016	2015	2014	2013	2012
	(in thousands of U.S. dollars, unless otherwise stated)
Net income attributable to AMPNI shareholders	51,871	34,841	16,090	24,963	20,077

Add: Net financing cost	36,248	37,556	33,781	27,998	31,069
Add: Income taxes	4,358	4,485	1,964	1,122	4,122
Add: Depreciation and amortization	33,133	33,924	30,184	29,148	31,180

EBITDA	125,610	110,806	82,019	83,231	86,448
(5)	The sales volume of marine fuel is the volume of sales of MFO, MDO and MGO for the relevant period and is denominated in metric tons. We do not utilize the sales volume of lubricants as an indicator.
(6)
The number of markets served is an indicator of the geographical distribution of our operations and affects both the amount of revenues and expenses that we record during a given period. The number of markets served includes our operations in Greece (Piraeus and Patra), Gibraltar, United Arab Emirates (Fujairah, Khor Fakkan, and Dubai), Northern Europe (the Antwerp-Rotterdam-Amsterdam region, or the ARA region, and Belgium), Jamaica, Singapore, Canada (Vancouver, and Montreal until January 2017), United Kingdom (Portland until September 2015 and French Atlantic), Southern Caribbean (Trinidad and Tobago), Morocco (Tanger-Med), Canary Islands (Las Palmas and Tenerife), Panama (until June 2014), Hong Kong (from September 2012 until June 2013), Spain (Barcelona, beginning in April 2013 until November 2016, and Algeciras, beginning in August 2013 until June 2016), the U.S. East and West Coasts (beginning in December 2013 and December 2014, respectively), the Gulf of Mexico (beginning in December 2014), Germany (beginning in January 2015), Russia (beginning in January 2015), Brazil (beginning in January 2016), and South Africa (beginning in March 2016).

(7)	Bunkering vessels include both bunkering tankers and barges. This data does not include our special purpose vessel, the Aegean Orion, a 550-dwt tanker, which is based in Greece.
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

(9)	This figure includes our special purpose vessel, the Aegean Orion, which is based in Greece.
(10)
This figure includes our Aframax tanker the Leader (sold in September 2014), our Panamax tanker the Aeolos (sold in February 2013), and the single hull bunkering barge the Tapuit (sold in March 2015). We had an on-land storage facility in Portland (United Kingdom) until its closure in September 2015. We also had an on-land storage facility in Barcelona, Spain, where we ended operations in November 2016. We currently own two barges, the Mediterranean and Umnenga, which operate as floating storage facilities in Greece and South Africa, respectively, and operate on-land storage facilities in the Canary Islands, United Arab Emirates, Morocco, the United States, and Germany. The ownership of storage facilities allows us to mitigate risk of supply shortages. Generally, storage costs are included in the price of refined marine fuel quoted by local suppliers. We expect that the ownership of storage facilities will allow us to convert the variable costs of a storage fee mark-up per metric ton quoted by suppliers into fixed costs of operating our own storage facilities, thus enabling us to spread larger sales volumes over a fixed cost base and to decrease our marine petroleum products costs.

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
Further, as a result of the ongoing economic downturn in Greece and the related austerity measures implemented by the Greek government in response to the sovereign debt crisis, our operations in Greece may be subjected to new regulations that may require us to incur new or additional compliance or other administrative costs and may require that we pay to the Greek government new taxes or other fees. In particular, a recently enacted social security reform is likely to require us to incur additional social security costs regarding our Greek-based personnel. Furthermore, changes in the Greek government and potential shifts in its policies may undermine Greece's political and economic stability, which may adversely affect our operations located in Greece. We also face the risk that strikes, work stoppages, civil unrest and violence within Greece may disrupt our shoreside operations located in Greece.

Our future growth depends on a number of additional factors, including our ability to:
•	increase our fleet of bunkering vessels and/or acquire additional land-based storage facilities;
•	identify suitable markets for expansion;
•	consummate vessel acquisitions at attractive prices, which may not be possible if asset prices rise too quickly;
•	integrate acquired vessels, or other assets or businesses successfully with our existing operations;
•	hire, train and retain qualified personnel to manage and operate our growing business and fleet;
•	improve our operating, financial and accounting systems and controls;
•	maintain or improve our credit control procedures;
•	obtain required financing for our existing and new operations;
obtain and maintain required governmental authorizations, licenses and permits for new and existing operations;
•	manage relationships with our customers and suppliers;
•	provide timely service at competitive prices; and
•	attract and retain customers.
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
Certain of our credit facilities, which are secured by mortgages on our vessels or other assets, require us to maintain specified financial ratios, mainly to ensure that the market value of the mortgaged vessels under the applicable credit facility, determined in accordance with the terms of that facility, does not fall below a certain percentage of the outstanding amount of the loan, which we refer to as a security value. In addition, certain of our credit facilities require us to satisfy certain other financial covenants. In general, these financial covenants require us to maintain, among other things, (i) a minimum market value adjusted net worth or book net worth; (ii) a minimum current ratio; (iii) a minimum amount of liquidity and a minimum liquidity ratio; (iv) a maximum ratio of total liabilities to total assets; and (v) a minimum working capital. We have in the past obtained waivers from compliance with one or more of these covenants.
A breach of any of these, or other, covenants in our debt agreements would prevent us from borrowing additional money under our credit facilities and could constitute an event of default under our debt agreements, which, unless cured within the grace period set forth under the credit facility, if applicable, or waived or modified by our lenders, may provide our lenders with the right to, among other things, require us to post additional collateral, enhance our equity and liquidity, increase our interest payments, pay down our indebtedness to a level where we are in compliance with our loan covenants, sell vessels in our fleet and accelerate our indebtedness and foreclose their liens on our vessels and the other assets securing the credit facilities, which would impair our ability to continue to conduct our business. In the past, we have not been in compliance with some of the financial covenants in our credit facilities and have obtained waivers from our lenders for such non-compliance.
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
As of December 31, 2016, we were in compliance with all of the financial covenants contained in our credit facilities.
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
We may not have the ability to raise the funds necessary to pay interest on our 4.00% Convertible Unsecured Senior Notes due 2018 or 4.25% Convertible Unsecured Senior Notes due 2021, to repurchase each set of notes upon a fundamental change or to settle conversions of each set of notes in cash, as applicable. We may also be restricted from satisfying our obligations upon the occurrence of a fundamental change.
Our 4.00% Convertible Unsecured Senior Notes due 2018 and 4.25% Convertible Unsecured Senior Notes due 2021 bear interest semiannually at a rate of 4.00% per year and 4.25% per year, respectively. In addition, in certain circumstances, we are obligated to pay additional interest or special interest on each set of notes. If a fundamental change occurs, holders of each set of notes may require us to repurchase all or a portion of their notes in cash. The terms of our credit facilities may also restrict our ability to repurchase all or a portion of each set of notes upon a fundamental change in certain circumstances. The occurrence of certain events that constitute a fundamental change also constitute an event of default under some of our credit agreements. Furthermore, upon conversion of any notes, unless we elect (or are required) to deliver solely shares of our common stock to settle the conversion (excluding cash in lieu of delivering fractional shares of our common stock), we must make cash payments in respect of the notes. Any of the cash payments described above could be significant, and we may not have enough available cash or be able to obtain financing so that we can make such payments when due. If we fail to pay interest on either set of notes, repurchase either set of notes when required or deliver the consideration due upon conversion, we will be in default under the indenture which governs such set of notes.
In the event the conditional conversion feature of either our 4.00% Convertible Unsecured Senior Notes due 2018 and/or 4.25% Convertible Unsecured Senior Notes due 2021 is triggered, holders of such notes will be entitled to convert such notes at any time during specified periods at their option. Even if holders do not elect to convert their notes, we could be required under applicable accounting rules to reclassify all or a portion of the outstanding principal of the notes as a current rather than long-term liability, which would result in a material reduction of our net working capital.

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
In addition, we will incur significant maintenance costs for our fleet. Our vessels are generally required to be drydocked approximately every 30 to 60 months for major repairs and maintenance that cannot be performed while the vessels are operating, not including any unexpected repairs. We estimate the cost to drydock a vessel to be between $0.2 million and $1.2 million, depending on the size and condition of the vessel and the location of drydocking. In addition, as a result of the International Convention for the Control and Management of Vessels' Ballast Water and Sediments, or the BWM Convention, we may be required to make significant investments in ballast water management.  Please see "—We may be required to make significant investments in ballast water management which may have a material adverse effect on our future performance, results of operations, and financial position."
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
As part of our growth strategy, we intend to explore acquisition and co-operation opportunities of marine fuel supply and complementary businesses. Business acquisitions and co-operation opportunities could expose us to additional business and operating risks and uncertainties, including:
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
Our disclosure controls and procedures are designed to ensure that material financial and non-financial information that we prepare for public disclosure is recorded, processed, summarized and reported in a timely manner, and that it is accumulated and communicated to our management, including our President and Principal Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding such disclosure. Because there are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including our internal control over financial reporting, controls and procedures may not prevent or detect misstatements. Our management, with the participation of our President and Principal Executive Officer and Chief Financial Officer, evaluated the effectiveness of the design and operation of our disclosure controls and procedures and concluded that as of December 31, 2016, the Company maintained, in all material respects, effective internal control over financial reporting.
However, a determination that there are material weaknesses in the effectiveness of our material controls and procedures would reduce our ability to obtain financing or could increase the cost of any financing we obtain and require additional expenditures to comply with applicable requirements.
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
We have entered into, and in the normal course of our business we expect to continue to enter into, various contracts, including, without limitation, bunker supply and sale agreements. Such agreements subject us to counterparty risks. The ability and willingness of each of our counterparties to perform its obligations under a contract with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the maritime and offshore industries, fluctuations in the price of oil, the overall financial condition of the counterparty. In addition, we are also subject to the risk that we could be held accountable for the failure of these counterparties to comply with the laws and regulations applicable to them.
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
We extend trade credit to most of our customers. Our success in attracting business has been due, in part, to our willingness to extend trade credit on an unsecured basis to our customers. As of December 31, 2016, 83 of our customers, representing 15% of our total customers, had outstanding balances with us of at least $1 million under the lines of credit that we have extended to them. Our credit procedures and policies do not fully eliminate customer credit risk. The adverse changes in world credit markets over the last several years may cause these numbers to increase if our customers cannot borrow money and are illiquid. We may not be able to collect on the outstanding balances of our customers if any of our customers enter bankruptcy proceedings. For example, we currently have $6.4 million receivables outstanding, of which $1.4 million is secured, from O.W. Bunker AS and certain of its subsidiaries, which we refer to collectively as O.W. Bunker, which filed for bankruptcy protection in November 2014, which may not be recoverable. For more information, please see "Item 8.A. Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings."
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
We have contracted with Aegean Oil to provide various services to our customers in Greece, including fueling of vessels in port and at sea. Aegean Oil is a related company owned and controlled by members of the family of Mr. Dimitris Melisanidis, our founder, former head of corporate development and former major shareholder.  In connection with our marine fuel trading activities, from time to time, we contract with other third-party physical suppliers to deliver marine fuel to our customers in markets where we do not have service centers. The failure of Aegean Oil or any other third-party physical supplier to perform these services in accordance with the terms we have agreed with them and our customers could affect our relationships with our customers and subject us to claims and other liabilities which could harm our business or negatively affect our financial results. If Aegean Oil or any third-party physical suppliers fails to perform its obligations to us, you will not have any recourse directly against Aegean Oil or the third-party physical suppliers.

Agreements between us and Aegean Oil or other related entities may be more favorable or less favorable than agreements that we could obtain from unaffiliated third-parties.
The marine fuel service supply agreement and other agreements we have with Aegean Oil, one of our largest suppliers of marine petroleum products, as well as other agreements we have with related entities, have been made in the context of an affiliated relationship. Aegean Oil and other of its affiliated entities are owned and controlled by members of Mr. Melisanidis' family. Mr. Melisanidis has also historically been involved with our related companies and had a leadership role with respect to the promotion of their products and services. The negotiation of the marine fuel service supply agreement and our other contractual arrangements may have resulted in prices and other terms that are more favorable or less favorable to us than terms we might have obtained in arm's-length negotiations with unaffiliated third-parties for similar services because at the time of the negotiations, Mr. Melisanidis was a major shareholder of us through his ownership of certain entities he controls.  Moreover, Aegean Oil and other affiliated entities remain our related companies, and we remain subject to similar risks in future business dealings with these parties. Please see "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions."
We are vulnerable to price fluctuations of marine fuel, which may result in the reduced value of our inventory and cause us to suffer financial loss.
Due to the nature of our business, we may increase the volume of our marine fuel inventories. Depending upon the price and price movement of refined marine fuel, our marine fuel inventories may subject us to a risk of financial loss.
Furthermore, marine fuel prices have been volatile in the recent past and may continue to be volatile in the future due to factors outside of our control. These factors include, among others, global economic conditions, changes in global crude oil prices, expected and actual supply and demand for marine fuel, political conditions, laws and regulations related to environmental matters (including those mandating or incentivizing alternative energy sources or otherwise addressing global climate change), changes in pricing or production controls by the Organization of the Petroleum Exporting Countries, technological advances affecting energy consumption and supply, energy conservation efforts, price and availability of alternative energy sources, and the weather.
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
Our success depends to a significant degree upon the abilities and efforts of our management team and our ability to hire and retain key members of our management team. The loss of any of these individuals, or our inability to attract and retain qualified personnel, could adversely affect our business prospects and financial condition. Difficulty in hiring and retaining key personnel could negatively impact our results of operations and financial condition. We do not, nor do we intend to, maintain "key man" life insurance on any of our officers or our board members, including Mr. Peter C. Georgiopoulos, the Chairman of our board of directors. We believe that Mr. Georgiopoulos is an important member of our board of directors and that the loss of his services or involvement in our business would have a material adverse effect on our Company. We have entered into employment agreements with Mr. E. Nikolas Tavlarios, our President and Mr. Spyros Gianniotis, our Chief Financial Officer.
As we expand our business, we may not be able to recruit suitable employees and crew for our vessels, which may limit our growth and cause our financial performance to suffer.
As we expand our business, we will need to recruit suitable crew, shoreside, administrative and management personnel. We may not be able to continue to hire suitable employees as we expand our vessel fleet. If we are unable to recruit suitable employees and crews, we may not be able to provide our services to customers, our growth may be limited and our financial performance may suffer.
A portion of our employees are covered by national collective bargaining agreements, which set minimum standards for employment, and any industrial action or other labor unrest could disrupt our business.
A portion of our employees from Greece, the Philippines, Romania, Singapore, Russia, the United States, Belgium and Spain are covered by national collective bargaining agreements, which set minimum standards for employment. Industrial action or other labor unrest could disrupt our business. If not resolved in a timely and cost-effective manner, such industrial action or other labor unrest could prevent or hinder our operations from being carried out normally and could disrupt our business and reduce our results of operations and cash flows.
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
Our board of directors may, in its sole discretion, from time to time, declare and pay cash dividends in accordance with our organizational documents, provisions of our debt agreements and applicable law. Our board of directors makes determinations regarding the payment of dividends in its sole discretion, and there is no guarantee that we will continue to pay dividends in the future.
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
Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, the Arabian Sea, the Red Sea, the Gulf of Aden off the coast of Somalia, the Indian Ocean and the Gulf of Guinea.  Sea piracy incidents continue to occur, particularly in the Gulf of Aden and the South China Sea. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, detention hijacking, involving the hostile detention of a vessel, as a result of an act of piracy against our vessels, or an increase in cost, or unavailability of insurance for our vessels, could have a material adverse impact on our business, financial condition, and results of operations.
Information technology failures and data security breaches, including as a result of cybersecurity attacks, could negatively impact our results of operations and financial condition, subject us to increased operating costs, and expose us to litigation.
We rely on our computer systems and network infrastructure across our operations. Despite our implementation of security and back-up measures, all of our technology systems are vulnerable to damage, disability or failures due to physical theft, fire, power loss, telecommunications failure, operational error, or other catastrophic events. Our technology systems are also subject to cybersecurity attacks including malware, other malicious software, phishing email attacks, attempts to gain unauthorized access to our data, the unauthorized release, corruption or loss of our data, loss or damage to our data delivery systems, and other electronic security breaches. Due to the large number of transactions that run through our systems each day, significant system down-time or slow-down could have a material impact on our ability to conduct business, process and record transactions, as well as make operational and financial decisions. In addition, as we continue to grow the volume of transactions in our businesses, our existing IT systems infrastructure, applications and related functionality may be unable to effectively support a larger scale operation, which can cause the information being processed to be unreliable and impact our decision-making or damage our reputation with customers.

Furthermore, despite our efforts to ensure the integrity of our systems and prevent future cybersecurity attacks, it is possible that our business, financial and other systems could be compromised, especially because such attacks can originate from a wide variety of sources including persons involved in organized crime or associated with external service providers. Those parties may also attempt to fraudulently induce employees, customers or other users of our systems to disclose sensitive information in order to gain access to our data or use electronic means to induce the company to enter into fraudulent transactions. Past and future occurrences of such attacks could damage our reputation and our ability to conduct our business, impact our credit and risk exposure decisions, cause us to lose customers or revenues, subject us to litigation and require us to incur significant expense to address and remediate or otherwise resolve these issues, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.
The chairman of our board of directors owns a significant portion of our outstanding common shares, which may limit your ability to influence our actions, and they may not act in the best interests of our other shareholders.
Mr. Georgiopoulos, the chairman of our board of directors, currently owns 13.7% of our outstanding shares of common stock. Accordingly, Mr. Georgiopoulos has the power to exert influence over our actions, including the election of our directors, the adoption or amendment of provisions in our amended and restated articles of incorporation and bylaws and approval of possible mergers, amalgamations, control transactions and other significant corporate transactions. This concentration of ownership may have the effect of delaying, deferring or preventing a change in control, merger, consolidation, takeover or other business combination. This concentration of ownership could also discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, which could in turn have an adverse effect on the market price of our shares. So long as Mr. Georgiopoulos continues to own a significant amount of our equity, even though such amount represents less than 50% of our voting power, he will continue to be able to exercise considerable influence over our decisions. For further discussion, please see "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions." Mr. Georgiopoulos may not necessarily act in accordance with the best interests of other shareholders. To the extent that conflicts of interests may arise, Mr. Georgiopoulos may vote in a manner adverse to us or to you or other holders of our securities.
Some of our directors are affiliated with other companies, which could result in conflicts of interest that may not be resolved in our favor.
Some of our directors also serve as directors of other public companies and are employees or have investments in companies in industries related to ours. In particular, Mr. Georgiopoulos, the chairman of our board of directors, is also the chairman of the board of directors and chief executive officer of Gener8 Maritime, Inc., or Gener8. Also, Mr. John Tavlarios is the Chief Operating Officer of Gener8. As such, Gener8 may be deemed one of our affiliates for United States securities laws purposes.
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

We believe that our corporate governance practices are in compliance with the applicable NYSE rules and are not prohibited by the laws of the Republic of the Marshall Islands. For a list of the corporate governance practices followed by us in lieu of the corporate governance rules applicable to U.S. domestic companies, please see "Item 16G – Corporate Governance" below.
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
Our business is focused on the physical supply, marketing and trading of refined marine fuel and marine lubricants to the shipping industry. The shipping industry has historically been materially adversely affected by negative economic conditions that may have an adverse effect on our customers, which may reduce the demand for our products and services and negatively affect our results of operations and financial condition.
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
In particular, our operations are subject to numerous laws and regulations in the form of international conventions, national, state and local laws and national and international regulations in force in the jurisdictions in which our vessels operate or are registered, which can significantly affect the ownership and operation of our vessels. These regulations include, but are not limited to, E.U. regulations, the United Kingdom's Environmental Protection Act 1990, or U.K. EPA, the United Kingdom's Water Resources Act 1991, as amended, or WRA, the Pollution Prevention and Control (England and Wales) Regulations 2010, or the Regulations, and regulations of the United Nations' International Maritime Organization, or the IMO, including, the International Convention for the Prevention of Pollution from Ships of 1973 (as from time to time and generally referred to as MARPOL), including designation of Emission Control Areas thereunder, the International Convention on Civil Liability for Bunker Oil Pollution Damage the IMO International Convention for the Safety of Life at Sea of 1974 and the International Convention on Load Lines of 1966. In the U.S., we face the risk of liability under the U.S. Oil Pollution Act of 1990, or the OPA, the U.S. Comprehensive Environmental Response, Compensation and Liability Act of 1980, or CERCLA, the U.S. Clean Air Act, as amended by the Clean Air Act Amendments of 1977 and 1990, the U.S. Clean Water Act, and the U.S. Maritime Transportation Security Act of 2002, or the MTSA. We refer you to the discussion in the section of this report entitled "Environmental and Other Regulations" for a description of environmental laws and regulations that affect our business.
Recent action by the IMO's Maritime Safety Committee and U.S. agencies indicate that cybersecurity regulations for the maritime industry are likely to be further developed in the near future in an attempt to combat cybersecurity threats. This might cause companies to cultivate additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures. However, the impact of such regulations is hard to predict at this time.
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

Compliance with applicable laws, regulations and standards, where applicable, may require us to make additional capital expenditures for the installation of costly equipment or operational changes and may affect the resale value or useful lives of our vessels. In order to satisfy these requirements, we may, from time to time, be required to take our vessels out of service for extended periods of time, with corresponding losses of revenues. We may also incur additional costs in order to comply with other existing and future regulatory obligations, including costs relating to air emissions, maintenance and inspection, development and implementation of emergency procedures and insurance coverage or other financial assurance of our ability to address pollution incidents. For example, as discussed elsewhere in this annual report, the BWM Convention aims to prevent the spread of harmful aquatic organisms from one region to another, by establishing standards and procedures for the management and control of ships' ballast water and sediments. The BWM Convention calls for a phased introduction of mandatory ballast water exchange requirements to be replaced in time with mandatory concentration limits. In order to comply with these living organism limits, vessel owners may have to install expensive ballast water treatment systems or make port facility disposal arrangements and modify existing vessels to accommodate those systems. The BWM Convention enters into force on September 8, 2017 and vessel owners must demonstrate compliance with the BWM Convention at each vessel's first International Oil Pollution Prevention survey occurring after such date. These costs could reduce our results of operations and cash flows and weaken our financial condition. Also, in the future, market conditions may not justify these expenditures or enable us to operate some or all of our vessels profitably during the remainder of their economic lives.
We may be required to make significant investments in ballast water management which may have a material adverse effect on our future performance, results of operations, and financial position.
The BWM Convention aims to prevent the spread of harmful aquatic organisms from one region to another, by establishing standards and procedures for the management and control of ships' ballast water and sediments. The BWM Convention calls for a phased introduction of mandatory ballast water exchange requirements to be replaced in time with mandatory concentration limits. The BWM Convention was ratified in September 2016 and enters in force in September 2017. The BWM convention requires that ballast water treatment systems be installed on vessels at the first renewal survey following its entry into force. Investments in ballast water treatment may have a material adverse effect on our future performance, results of operations, cash flows and financial position. For further information on these requirements, please see "—Our operations are subject to extensive environmental laws and regulations, the violation of which could result in liabilities, fines or penalties and changes of which may require increased capital expenditures and other costs necessary to operate and maintain our vessels."
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
The market price of our common stock could decline due to the issuance and, or the announcements of proposed sales, of a large number of common stock in the market, including sales of common stock by our large shareholders, or the issuance of common shares upon the conversion of our 4.00% Convertible Unsecured Senior Notes due 2018 and/or our 4.25% Convertible Unsecured Senior Notes due 2021, or the perception that these sales or issuances could occur. These sales or issuances, or the perception that these sales or issuances could occur, could also make it more difficult or impossible for us to sell equity securities in the future at a time and price that we deem appropriate to raise funds through future offerings of common stock.

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
Since 2008, the stock market has experienced extreme price and volume fluctuations. This volatility has often been unrelated to the operating performance of particular companies. The market price of our shares of common stock fluctuated substantially during 2016, trading at a high of $13.10 in December 2016 and a low of $5.21 in July 2016, and recently closing at $10.40 on May 12, 2017. If the volatility in the market continues or worsens, it could have a further adverse effect on the market price of our shares of common stock, regardless of our operating performance, and an active and liquid public market for our shares of common stock may not continue.
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
Aegean Marine Petroleum Network Inc. is a Marshall Islands holding company incorporated on June 6, 2005 under the BCA. On December 13, 2006, we consummated our initial public offering of 14,375,000 shares of our common stock. On January 27, 2010, we completed a public offering of an additional 4,491,900 shares of our common stock. On May 19, 2010, we acquired from Leveret International Inc., or Leveret, in a private transaction 1,000,000 shares of our common stock. On October 23, 2013, we issued and sold $86.3 million aggregate principal amount of our 4.00% Convertible Unsecured Senior Notes due 2018, and on January 16, 2015, we sold an additional $48.3 million of our 4.00% Convertible Unsecured Senior Notes due 2018. On September 15, 2016, we repurchased 11,303,031 of our common shares that were beneficially owned by our then founder and head of corporate development, Mr. Dimitris Melisanidis. On December 19, 2016 and January 11, 2017, we issued and sold $150.0 million and $22.5 million, respectively, of our aggregate principal amount of our 4.25% Convertible Unsecured Senior Notes due 2021.
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
We are an international marine fuel logistics company that markets and physically supplies refined marine fuel and lubricants to vessels in port, at sea and on rivers and currently have a global presence in 29 markets. As a physical supplier, we procure marine fuel from refineries, major oil producers and other sources and resell and deliver these fuels from our bunkering vessels to a broad base of end users. With service centers in Northern Europe, the United Arab Emirates, the U.S. East and West Coasts, Singapore, Gibraltar, the Canary Islands, Greece, Morocco, Canada, Jamaica, Trinidad and Tobago, Gulf of Mexico, Germany, and South Africa, we believe that we are one of a limited number of independent physical suppliers that owns and operates a fleet of bunkering vessels and conducts physical supply operations in multiple jurisdictions. As of the date of this annual report, we own and operate a fleet of 45 bunkering vessels, all of which are constructed with double hulls and one single hull special purpose vehicle, and we charter-in 15 bunkering vessels, all of which are constructed with double hulls, with an aggregate carrying capacity of approximately 292,400 dwt.
In some markets, we have deployed floating storage facilities which enable us to maintain more efficient refueling operations, have more reliable access to a supply of bunker fuel and deliver a higher quality service to our customers. We own and operate one single hull special purpose vessel, the Aegean Orion, a 550 dwt tanker, which is based in Greece and operate two vessels as floating storage facilities with a cargo carrying capacity of approximately 86,800 dwt.
We also operate 10 land-based storage facilities, of which we own one and have exclusive use of one, with an aggregate storage capacity of approximately 1,075,000 cubic meters. We operate land-based storage facilities in the United States, Morocco, Canary Islands, and Germany, where we store marine fuel in terminals with storage capacity of approximately 293,000, 218,000, 79,000, and 20,000 cubic meters, respectively. In addition, we, through our wholly owned subsidiary, Aegean Oil Terminal Corporation, own and operate a land-based storage facility in Fujairah, United Arab Emirates, with storage capacity of 465,000 cubic meters, representing 43.3% of our aggregate storage capacity. We may also consider the construction of land-based storage facilities in other areas depending on market prospects and availability of financing.
We provide fueling services to virtually all types of ocean-going and many types of coastal vessels, such as oil tankers, containerships, drybulk carriers, cruise ships, reefers, LNG/LPG carriers, car carriers and ferries. Our customers include a diverse group of ocean-going and coastal ship operators and marine fuel traders, brokers and other end-users of marine fuel and lubricants.
We provide our customers with services that require sophisticated logistical operations designed to meet their strict fuel quality and delivery scheduling needs. We believe that our extensive experience, management systems and software systems allow us to meet our customers' specific requirements when they purchase and take delivery of marine fuels and lubricants around the world. This, together with the capital-intensive nature of our industry and the limited available shipyard capacity for new vessel construction, represents a significant barrier to the entry of competitors. We have devoted our efforts to building a global brand and believe that our customers recognize our brand as representing high quality service and products at each of our locations around the world. We perform our technical ship operations in-house, which helps us maintain high levels of customer service.

Throughout our history, we have expanded our business and marine fuel delivery capabilities through strategic alliances, select business and vessel acquisitions, and the establishment of new service centers. In December 2013, we acquired the U.S. East Coast bunkering business of Hess, including 238,000 cubic meters of leased tank storage in the ports of New York, Philadelphia, Baltimore, Norfolk and Charleston. This acquisition marked our entrance into supplying U.S. customers and has increased our exposure to U.S. clients worldwide, including leading cruise lines. In December 2014, we entered into an agreement to acquire 28,567 metric tons of marine fuel and assume a storage contract for approximately 55,000 cubic meters with Vopak Terminal in Los Angeles, California at an auction of the assets of O.W. Bunker. This acquisition has given us access to the ports of Los Angeles, Long Beach and San Diego, key trade hubs between North America and Asia. Also in December 2014, we commenced fuel supply operations in the Gulf of Mexico (in U.S. territorial waters).
In January 2015, we launched physical supply operations in Hamburg, Germany and assumed time charter in contracts for two modern bunkering barges that were previously under charter to O.W. Bunker, together with approximately 20,000 cubic meters of onshore storage capacity, and commenced marketing operations in Russia dedicated to sales and marketing of marine petroleum products across all Russian ports.
In January 2016, we commenced bunker trading operations in South America from our new office in Rio de Janeiro, Brazil. In March 2016, we commenced physical supply operations in South Africa's Algoa Bay.
In January 2017, we launched a new service center in Rostock, Germany to serve German Baltic Sea ports and Southern Scandinavian ports.
We currently have a global presence in 29 markets and over 60 ports, including Northern Europe and the Antwerp-Rotterdam-Amsterdam region, or the ARA region, the United Arab Emirates, the U.S. East and West Coasts, Singapore, Gibraltar, the Canary Islands, Greece, Morocco, Canada, Jamaica, Trinidad and Tobago, Gulf of Mexico (in U.S. territorial waters), Germany, Russia, South America, and South Africa. We plan to continue to grow our business during the next several years and to pursue select expansion opportunities as a means of expanding our service.
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
Our Physical Supply Operations
Greece
We currently service our customers in Greece through our related company, Aegean Oil, in Piraeus, Patras, and other parts of Greece. We currently operate six double hull tankers, one single hull special purpose vessel, the Aegean Orion, a 550 dwt tanker, and a floating storage facility, the Mediterranean, a double hull barge, in Greece.
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

Gibraltar
We possess a license issued by the Bunkering Superintendent of the Port of Gibraltar to act as a physical supplier of marine petroleum products in Gibraltar. We currently operate six double hull bunkering tankers in Gibraltar. We purchase our fuel in Gibraltar from a variety of different suppliers, including Preem Tupras Co., Glencore plc and Galp Energia SGPS S.A. We store our fuel in a leased storage facility in Tangiers, near the port of Tanger-Med. We support our bunkering operations from our office in Gibraltar, which we lease.
United Arab Emirates
We possess a license issued by Sharjah Economic Development Department to act as a physical supplier of marine petroleum products in the port area of Fujairah. We purchase our fuel in Fujairah from a variety of different suppliers including the Vitol Group and the Bahrain Petroleum Company (Bapco).
We have a 25-year lease agreement with the Municipality of Fujairah, which may be automatically renewed for an additional 25 years, pursuant to which we built a land-based storage facility with capacity of 465,000 cubic meters, which was completed in the fourth quarter of 2014. We currently operate four double hull bunkering tankers in this region, which we service using our Fujairah Storage Facility. We currently lease to third parties over 300,000 cubic meters of this facility. We support our bunkering operations from two offices in Fujairah, Dubai and Khor Fakkan, which we lease.
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
Singapore
We possess a license issued by the Maritime and Port Authority of Singapore to act as a physical supplier of marine petroleum products in the port of Singapore. We currently operate two double hull bunkering tankers in Singapore and we also have short-term chartering agreements with third-parties for some of these vessels. We purchase our fuel in Singapore from a variety of different suppliers, including Petrochina Ltd, BP Singapore Pte. Ltd., Shell Singapore and Exxon Mobil Corporation. We support our bunkering operations from our office in Singapore, which we lease.
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
Vancouver, Canada
We possess a license issued by the City of Vancouver. We trade and supply marine petroleum products off the coast and in the port of Vancouver. We operate two double hull non self-propelled bunkering barges in the port of Vancouver. We purchase our fuel in Vancouver from a variety of different suppliers, including Esso (Imperial Oil), which also engages in supply operations in the port. We support our bunkering operations in this region from our office in Vancouver, which we lease.

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
Morocco
We possess a license issued by the Agence Spéciale Tanger-Mediterranée to act as a physical supplier of marine petroleum products off the coast of Morocco and in the port of Tanger-Med. We currently serve this service center with our Gibraltar-based bunkering tankers and operate a land-based storage facility in Tangiers, near the port of Tanger-Med, with approximately 218,000 cubic meters capacity. We purchase our fuel in Morocco mainly from Preem Tupras Co., Glencore plc and Galp Energia SGPS S.A. We were selected by Horizon Tangiers Terminal S.A., a special purpose consortium, as the exclusive bunkering company for the new port in Tanger-Med. Since July 2012, we store our fuel at the leased tanks in the Tanger-Med area under this appointment, the duration of which is 25 years. We currently support our bunkering operations here from our office in Gibraltar, which we lease.
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
We possess a license issued by the Canary Islands Ministry of Development to act as a physical supplier of marine petroleum products offshore and in the ports of Las Palmas and Tenerife. We currently operate two double hull bunkering tankers in Las Palmas. We purchase our fuel from a variety of different suppliers, including Preem Tupras Co., Galaxy Oil Ltd and Galp Energia SGPS S.A. We support our operations in the Canary Islands from our office in Las Palmas, which we lease.
Panama
We currently do not have any vessels operating in Panama; however, we may conduct fuel trading in the area. We support our operations in Panama from our offices in New York.
Spain
In August 2012, we signed a definitive agreement with Meroil, a Barcelona-based oil and energy logistics company which operates the largest Spanish coastline terminal for petroleum products in the Port of Barcelona, Spain, to secure onshore fuel oil storage capacity in that terminal. From April 2013 until November 2016, we conducted physical supply operations in Barcelona. From August 2013 until June 2016, we also conducted physical supply operations in Algeciras, Spain. We still have a license from the Port Authority of Algeciras to act as a physical supplier of marine petroleum products in the port.
U.S. East Coast
In December 2013, upon our acquisition of the U.S. East Coast bunkering business from Hess, we commenced operations in the U.S. East Coast. We conduct bunkering operations in this region, and have approximately 238,000 cubic meters of leased tank storage. We supply the heavily trafficked ports of New York, Philadelphia, Baltimore, Norfolk and Charleston. We have a license from the states in the U.S. where we operate. We use third-party barges to deliver our products in the area. We purchase our fuel in the region from a variety of different suppliers, including PMI Trading Ltd, or PMI Trading. We support our U.S. East Coast operations from our office in New York, which we lease.

U.S. West Coast
In December 2014, we acquired 28,567 metric tons of marine fuel and assumed a storage contract for approximately 55,000 cubic meters with Vopak Terminal in Los Angeles, California at an auction of the assets of O.W. Bunker. This acquisition has given us access to the ports of Los Angeles, Long Beach, and San Diego, key trade hubs between North America and Asia. We have a license from California and we operate two double hull bunkering tanker in the area. We purchase our fuel in the region from a variety of different suppliers, including PMI Trading. We support our U.S. West Coast operations from our office in New York, which we lease.
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
Germany
In January 2015, we launched physical supply operations in Germany and assumed contracts for two modern bunkering barges in Germany that were also previously under charter to O.W. Bunker, together with approximately 20,000 cubic meters of onshore storage capacity. We have a license from the local tax authorities and we purchase our fuel in the region from a variety of different suppliers, including Aral AG, Raffinerie Heide GmbH, and  Blue Ocean Mineralol GmbH. We support our operations from our office in Hamburg, which we lease.  In January 2017, we launched a new service center in Rostock, Germany (through our acquisition of OBAST Bunkering & Trading GmbH, or OBAST, a physical bunker supplier and cargo oil trader) that services German Baltic Sea ports and Scandinavian ports.
South Africa
In March 2016, we commenced physical supply operations in South Africa's Algoa Bay, near Port Elizabeth and Coega Port. We have secured permission from the South African Maritime Safety Authority to deliver bunkers and perform ship-to-ship transfers in Algoa Bay and obtained bunkering licenses from Transnet National Ports Authority in Port Elizabeth and Coega. We currently operate three double hull bunkering tanker and one floating storage facility in the area. We purchase our fuel in the region from various suppliers including Trafigura and the Vitol Group. We support our operations from our office in Port Elizabeth, which we lease.
Our Trading Operations (Russia, South America and other regions)
In February 2015, we launched bunker trading operations in St. Petersburg, Russia. We support our operations in this region from our office in St. Petersburg, Russia, which we lease.
In January 2016, we launched bunker trading operations in South America. We support our operations in this region from our office in Rio de Janeiro, Brazil, which we lease.
We also have significant trading activity in Greece, China, Singapore, Korea and other worldwide areas and we support our services from our offices in Piraeus, Greece, and Singapore, which we lease.
Sales and Marketing
Most of our marketing, sales, ship-management and other related functions are performed at our main offices in Piraeus, Greece. We also market products and services from our offices in New York (the United States), Vancouver (Canada), Singapore, Antwerp (Belgium), St. Petersburg (Russia), Hamburg (Germany) and Rio de Janeiro (Brazil). Our sales force interacts with our established customers and markets our fuel sales and services to large commercial shipping companies and foreign governments. We believe our level of customer service, years of experience in the industry, and reputation for reliability are significant factors in retaining our customers and attracting new customers. Our sales and marketing approach is designed to create awareness of the benefits and advantages of our fuel sales and services. We are active in industry trade shows and other available public forums.

Administrative Offices
Cyprus
We maintain an administrative office in Cyprus, which we lease. Our office in Cyprus is responsible for, among other things, certain invoicing functions of our principal operating subsidiary, Aegean Marine Petroleum S.A., or AMP.
New York, United States
We maintain an executive office in New York, United States to oversee our financial and other reporting functions.
Customers
We market marine fuel and related services to a broad and diversified base of customers. During the years ended December 31, 2016, 2015 and 2014, none of our customers accounted for more than 10% of our total revenues. Our customers serviced during the past three years include Greek-owned commercial shipping companies, such as Blue Star Ferries, Neptune Line Shipping and ENESEL S.A., other international shipping companies, such as A.P. Moller and Royal Caribbean Cruises Ltd., fuel traders and brokers, such as World Fuel Services Corporation, and oil majors, such as Exxon Mobil Corporation.
Suppliers
We purchase our marine fuel and lubricants from refineries, oil majors or other select suppliers around the world. In the years ended December 31, 2016, 2015 and 2014, we purchased marine petroleum products of approximately $63.9 million, $136.7 million, and $348.6 million, respectively, or approximately 2% to 7% of our total purchases of marine petroleum products, from our related companies, Aegean Oil and Melco S.A., or Melco. The majority of our cost of marine petroleum products during the years ended December 31, 2016, 2015 and 2014 were made from unrelated third-party suppliers and totaled $3,606.7 million, $3,716.7 million and $5,937.9 million, respectively, or approximately 93% to 98% of our total cost of marine petroleum products. Our cost of fuel is generally tied to spot pricing, market-based formulas or is governmentally controlled. We are usually extended trade credit from our suppliers for our fuel purchases, which are generally required to be secured by standby letters of credit or letters of guarantee.
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
Environmental and Other Regulations
Government regulations and laws significantly affect the ownership and operation of our tankers and marine fuel facilities. We are subject to various international conventions, laws and regulations in force in the countries in which our fuel facilities are located, and where our vessels may operate or are registered. Compliance with such laws, regulations and other requirements entails expenses, including vessel modification and implementation of certain operating procedures.
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
Air Emissions
In September of 1997, the IMO adopted Annex VI to MARPOL to address air pollution.  Effective May 2005, Annex VI sets limits on nitrogen oxide emissions from ships whose diesel engines were constructed (or underwent major conversions) on or after January 1, 2000. It also prohibits "deliberate emissions" of "ozone depleting substances," defined to include certain halons and chlorofluorocarbons. "Deliberate emissions" are not limited to times when the ship is at sea; they can for example include discharges occurring in the course of the ship's repair and maintenance. Emissions of "volatile organic compounds" from certain tankers, and the shipboard incineration (from incinerators installed after January 1, 2000) of certain substances (such as polychlorinated biphenyls) are also prohibited. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulphur emissions, known as Emission Control Areas, or ECAs (see below).
Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulphur contained in any fuel oil used on board ships.  As of January 1, 2012, the amended Annex VI requires that fuel oil contain no more than 3.50% sulfur.  On October 27, 2016, at MEPC's 70th session, or MEPC 70, MEPC announced its decisions concerning the implementation of regulations mandating a reduction in sulfur emissions from the current 3.50% to 0.50% as of the beginning of 2020 rather than pushing the deadline back to 2025. By 2020 ships will now have to either remove sulfur from emissions through the use of emission scrubbers or buy fuel with low sulfur content. Our vessels consume a regulated amount of bunker fuels sulphur content as per IMO Annex VI and EU Directive requirements. In addition, as per EU Directive 2005/33/EC, we have established a plan to modify and upgrade our vessels' machinery to ensure operation on low-sulphur fuels.
Sulfur content standards are even stricter within certain ECAs. As of January 1, 2015, all vessels operating within ECAs worldwide, which includes the North Sea, the Baltic Sea, and the English Channel, must comply with 0.10% sulfur requirements.  Amended Annex VI establishes procedures for designating new ECAs.  The Baltic Sea and the North Sea have been so designated. On August 1, 2012, certain coastal areas of North America were designated ECAs, and effective January 1, 2014, the applicable areas of the United States Caribbean Sea were designated ECAs.  Ocean-going vessels in these areas will be subject to stringent emissions controls and may cause us to incur additional costs. If other ECAs are approved by the IMO or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the U.S. Environmental Protection Agency, or the EPA, or the states where we operate, compliance with these regulations could entail significant capital expenditures, or operational changes, or otherwise increase the costs of our operations.
As of January 1, 2013, all ships must comply with mandatory requirements by MEPC in July 2011 related to greenhouse gas emissions. Under those measures, by 2025 all new ships built will be 30% more energy efficient than those built in 2014.  All ships are required to follow the Ship Energy Efficiency Management Plan.  Now the minimum energy efficiency levels per capacity mile, outlined in the Energy Efficiency Design Index, apply to all new ships.  These requirements could cause us to incur additional compliance costs.
Amended Annex VI also establishes new tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation.  At MEPC 70, MEPC approved the North Sea and Baltic Sea as ECAs for nitrogen oxides, effective January 1, 2021. It is expected that these areas will be formally designated after draft amendments are presented at MEPC's next session.  The EPA promulgated equivalent (and in some senses stricter) emissions standards in late 2009.

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
Safety Requirements
The IMO also adopted the International Convention for the Safety of Life at Sea, or the SOLAS Convention, and the International Convention on Load Lines, or the LL Convention, which impose a variety of standards that regulate the design and operational features of ships. The IMO periodically revises the SOLAS Convention and LL Convention standards. The May 2012 SOLAS Convention amendments entered into force as of January 1, 2014. Additionally, the May 2013 SOLAS Convention amendments, pertaining to emergency drills, entered into force in January 2015. The Convention on Limitation for Maritime Claims of 1976, as amended, had amendments that went into effect on June 8, 2015. The amendments alter the limits of liability for a loss of life or personal injury claim and a property claim against ship owners.
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
In addition, the IMO adopted an International Convention for the Control and Management of Ships' Ballast Water and Sediments, or the BWM Convention, in February 2004. The BWM Convention's implementing regulations call for a phased introduction of mandatory ballast water exchange requirements to be replaced in time with mandatory concentration limits. All ships will also have to carry a ballast water record book and an International Ballast Water Management Certificate.  The BWM Convention enters into force 12 months after the date on which no less than 30 states, and the combined merchant fleets of which constitute no less than 35% of the gross tonnage of the world's merchant shipping, have either signed it without reservation as to ratification, acceptance or approval, or have deposited the requisite instruments of ratification, acceptance, approval or accession. The process to verify global tonnage figures to assess the BWM Convention's entry into force has been completed.  On September 8, 2016, this threshold was met (with 52 countries making up 35.14%).  Thus, the BWM Convention enters into force on September 8, 2017. Many of the implementation dates originally written into the BWM Convention have already passed, so that once the BWM Convention enters into force, the period for installation of mandatory ballast water exchange requirements would be extremely short, with several thousand ships a year needing to install ballast water management systems, or BWMS. For this reason, on December 4, 2013, the IMO Assembly passed a resolution revising the application dates of the BWM Convention so that they are triggered by the entry into force date and not the original dates in the BWM Convention. This in effect makes all vessels constructed before the entry into force date 'existing' vessels, and allows for the installation of a BWMS on such vessels at the first renewal survey following entry into force. The MEPC adopted updated "guidelines for approval of ballast water management systems (G8)" at MEPC 70. Upon entry into force of the BWM Convention, mid-ocean ballast water exchange would become mandatory for our vessels. The USCG recently approved certain ballast water treatment systems.  Given this fact, the cost of compliance for ocean carriers could be significant and the costs of ballast water treatments may be material. However, many countries already regulate the discharge of ballast water carried by vessels from country to country to prevent the introduction of invasive and harmful species via such discharges. The United States, for example, requires vessels entering its waters from another country to conduct mid-ocean ballast exchange, or undertake some alternate measure, and to comply with certain reporting requirements. Given the USCG's recent approval of certain ballast water treatment systems, it is difficult to predict the overall impact on compliance and on our operations.
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
Greenhouse Gas Regulation
Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions. The 2015 United Nations Convention on Climate Change Conference in Paris resulted in the Paris Agreement, which entered into force on November 4, 2016.  The Paris Agreement does not directly limit greenhouse gas emissions from ships.

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
In the United States, the EPA has issued a finding that greenhouse gases endanger the public health and safety and has adopted regulations to limit greenhouse gas emissions from certain mobile sources and proposed regulations to limit greenhouse gases from large stationary sources. Although the mobile source emissions regulations do not apply to greenhouse gas emissions from vessels, such regulation of vessels is foreseeable, and the EPA has received petitions from the California Attorney General and various environmental groups seeking such regulation. Moreover, in the U.S. individual states can also enact environmental regulations. For example, California introduced caps for greenhouse gas emissions and, in the end of 2016, signaled it may take additional actions regarding climate change. Any passage of climate control legislation or other regulatory initiatives by the IMO, the E.U., the U.S. or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol or Paris Agreement, that restrict emissions of greenhouse gases could require us to make significant financial expenditures, including capital expenditures to upgrade our vessels, which we cannot predict with certainty at this time.
International Labour Organization
The International Labour Organization, or the ILO, is a specialized agency of the United Nations with headquarters in Geneva, Switzerland. The ILO has adopted the Maritime Labor Convention 2006, or MLC 2006. A Maritime Labor Certificate and a Declaration of Maritime Labor Compliance will be required to ensure compliance with the MLC 2006 for all ships above 500 gross tons in international trade. The MLC 2006 entered into force on August 20, 2013. Amendments to the MLC 2006 were adopted in 2014 and 2016. MLC 2006 requires us to develop new procedures to ensure full compliance with its requirements.
The U.S. Oil Pollution Act of 1990 and Comprehensive Environmental Response, Compensation and Liability Act
The U.S. Oil Pollution Act of 1990, or OPA, established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA affects all "owners and operators" whose vessels trade in the United States, its territories and possessions or whose vessels operate in United States waters, which includes the United States' territorial sea and its 200 nautical mile exclusive economic zone. The United States has also enacted the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, which applies to the discharge of hazardous substances other than oil, except in limited circumstances, whether on land or at sea. OPA and CERCLA both define "owner and operator" "in the case of a vessel, as any person owning, operating or chartering by demise, the vessel." Although OPA is primarily directed at oil tankers, it also applies to non-tanker ships with respect to the fuel oil, or bunkers, used to power such ships. CERCLA also applies to our operations.
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
The 2010 Deepwater Horizon oil spill in the Gulf of Mexico may also result in additional regulatory initiatives or statutes, including the raising of liability caps under OPA.  For example, on August 15, 2012, the U.S. Bureau of Safety and Economic Enforcement, or the BSEE, issued a final drilling safety rule for offshore oil and gas operations that strengthens the requirements for safety equipment, well control systems, and blowout prevention practices. In December 2015, the BSEE announced a new pilot inspection program for offshore facilities. Furthermore, in April 2015, it was announced that new regulations are expected to be imposed in the United States regarding offshore oil and gas drilling and the BSEE announced a new Well Control Rule in April 2016. Compliance with any new requirements of OPA may substantially impact our cost of operations or require us to incur additional expenses to comply with any new regulatory initiatives or statutes.
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
U.S. Coast Guard regulations adopted and proposed for adoption under the U.S. National Invasive Species Act, or NISA, also impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering or operating in United States waters, which require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures, or otherwise restrict our vessels from entering United States waters. The U.S. Coast Guard must approve any technology before it is placed on a vessel.
However, as of January 1, 2014, vessels became technically subject to the phasing-in of these standards. The USCG approved first approved this technology in 2016.  The USCG has previously provided waivers to vessels that could not install the as-yet unapproved technology and vessels now requiring a waiver will need to show that they cannot install approved technology. The EPA, on the other hand, has taken a different approach to enforcing ballast discharge standards under the VGP. In December 2013, the EPA issued an enforcement response policy in connection with the new VGP in which the EPA indicated that it would take into account the reasons why vessels do not have the requisite technology installed, but will not grant any waivers.
It should also be noted that in October 2015, the Second Circuit Court of Appeals issued a ruling that directed the EPA to redraft the sections of the 2013 VGP that address ballast water. However, the Second Circuit stated that 2013 VGP will remains in effect until the EPA issues a new VGP. In the fall of 2016, sources reported that the EPA indicated it was working on a new VGP. It presently remains unclear how the ballast water requirements set forth by the EPA, the USCG, and BWM Convention, some of which are in effect and some which are pending, will co-exist.
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
To trade internationally, a vessel must attain an International Ship Security Certificate, or ISSC, from a recognized security organization approved by the vessel's flag state. The following are among the various requirements, some of which are found in SOLAS:
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

Inspection by Classification Societies
Our tankers have been certified as being "in-class" by Lloyds Register of DNV-GL, American Bureau of Shipping, and Bureau Veritas, all of which are members of the International Association of Classification Societies, or the IACS. In December 2013, the IACS adopted new harmonized Common Structure Rules that align with IMO goal standards, which apply to oil tankers and bulk carriers constructed on or after July 1, 2015. Generally, the regulations of vessel registries accepted by international lenders in the shipping industry require that an ocean-going vessel's hull and machinery be evaluated by a classification society authorized by the country of registry. The classification society certifies that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the vessel's country of registry and the international conventions of which that country is a member. Each vessel is inspected by a surveyor of the classification society in three surveys of varying frequency and thoroughness: every year for the annual survey, every two to three years for intermediate surveys and every four to five years for special surveys. Should any defects be found, the classification surveyor generally issues a notation or recommendation for appropriate repairs, which have to be made by the shipowner within the time limit prescribed. Vessels may be required, as part of the annual and intermediate survey process, to be drydocked for inspection of the underwater portions of the vessel and for necessary repair stemming from the inspection. Special surveys always require drydocking.
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
Aegean Marine Petroleum Network Inc. is a Marshall Islands holding company and we transact our bunkering business primarily through AMP, a wholly-owned subsidiary incorporated in Liberia, and operate in various markets through Aegean Bunkering Gibraltar Ltd., Aegean Bunkering Jamaica Ltd., Aegean Bunkering (Singapore) Pte. Ltd.,  Aegean North West Europe NV, ICS Petroleum Ltd., Aegean Bunkering Combustibles Las Palmas S.A., Aegean Bunkering (Morocco) SRL, Aegean Bunkering Trinidad Ltd.,, Aegean Bunkering (USA) LLC, Aegean Bunkering Germany and Aegean Petroleum BD&M GmbH, Aegean BD&M Neva, Aegean Petroleo Ltd. separate wholly-owned subsidiaries incorporated in Gibraltar, Jamaica, Singapore, Belgium, British Columbia (Canada), Canary Islands, Morocco, Trinidad and Tobago, the United States, Germany, Russia, South America, respectively, and Aegean Marine Petroleum LLC, a controlled subsidiary incorporated in the United Arab Emirates, which is 51% owned by a local nominee. Aegean Bunkering Marine Services Pty Ltd is incorporated in South Africa and is a 74% owned and controlled subsidiary. We provide the management of our bunkering tankers through Aegean Bunkering Services Inc., or ABS, a wholly-owned subsidiary incorporated in the Marshall Islands, and Aegean Management Services M.C., a wholly owned-subsidiary incorporated in Greece. We provide the marketing and administrative services for our operations through Aegean Oil (USA), LLC and AMPN USA, LLC, our wholly-owned subsidiaries formed in Delaware and the United States. We hold certain of our subsidiaries through Aegean Holdings S.A. and Aegean Investments S.A., our wholly-owned subsidiaries incorporated in the Marshall Islands, and we hold our vessel-owning subsidiaries through Aegean Shipholdings Inc., a wholly-owned subsidiary incorporated in the Marshall Islands. Our wholly-owned subsidiaries, AMPNI Investments Ltd. and AMPNI Holdings Ltd., are incorporated in Cyprus and hold our acquisitions in Belgium, Las Palmas, U.S.A., Germany and Russia.
Currently, we own our vessels through separate wholly-owned subsidiaries listed in the following table:
Vessel-owning Subsidiary	Country of Incorporation	Vessel Name
Aegean Rose Maritime Company	Greece	Aegean Rose
Aegean Tiffany Maritime Company	Greece	Aegean Tiffany
Aegean Breeze Maritime Company	Greece	Aegean Breeze I
Aegean Gas Maritime Company	Greece	Mediterranean
Milos Shipping (Pte.) Ltd.	Singapore	Milos
Serifos Shipping (Pte.) Ltd.	Singapore	Serifos
Kithnos Maritime Inc.	Marshall Islands	Kithnos
Amorgos Maritime Inc.	Marshall Islands	Amorgos
Kimolos Maritime Inc.	Marshall Islands	Kimolos
Tinos Marine Inc.	Marshall Islands	Syros
Mykonos I Maritime Ltd.	Cyprus	Mykonos
Santorini I Maritime Ltd.	Cyprus	Santorini
Paros Maritime Inc.	Marshall Islands	Paros I
Tempest Shiptrade Ltd	Marshall Islands	Naxos
Eton Marine Ltd.	Liberia	Patmos
Tasman Seaways Inc.	Liberia	Kalymnos
Aegean Maistros Maritime Company	Greece	Aegean Orion
Aegean Ship III Maritime Company	Greece	Aegean III
Aegean Ship VIII Maritime Company	Greece	Aegean VIII
Aegean Ace Maritime Company	Greece	Aegean Ace
Paxoi Marine S.A.	Liberia	Paxoi
Kerkyra Marine S.A.	Liberia	Kerkyra
Ithaki Marine S.A.	Liberia	Ithaki
Cephallonia Marine S.A.	Liberia	Kefalonia
ICS Petroleum Ltd.	British Columbia (Canada)	PT22
Zakynthos Marine S.A.	Liberia	Zakynthos
Andros Marine Ltd.	Cyprus	Andros
Ios Marine Inc.	Liberia	Lefkas
Dilos Marine Inc.	Liberia	Dilos
Ios Shipping Ltd.	Malta	Ios I
Kythira Marine S.A.	Liberia	Kythira
Benmore Services S.A.	Liberia	Nisyros
Sealand Navigation Inc.	Marshall Islands	Karpathos
Santon Limited	Liberia	Leros
Kassos Navigation S.A.	Liberia	Kassos
Aegean Barges NV	Belgium	Colorado
Aegean Barges NV	Belgium	New Jersey
Symi Navigation S.A.	Liberia	Symi
Aegean North West Europe NV	Belgium	Willem SR(1)
Aegean Barges NV	Belgium	Texas
Seatra BVBA	Belgium	Montana
Sifnos Marine Inc.	Liberia	Anafi
Aegean VII Shipping Ltd	Malta	Sikinos
Tilos Shipping (Pte) Ltd	Singapore	Tilos
Halki Navigation S.A.	Liberia	Halki
Aegean North West Europe NV	Belgium	Florida(1)
ICS Petroleum Ltd.	British Columbia (Canada)	PT40
Aegean Tanking S.A.	Liberia	Umnenga
____________
(1) 10% ownership interest.

D.	Property, Plants and Equipment
Real Property
The following table presents certain information relating to our leased and owned properties as of May 12, 2017. We consider our properties to be suitable and adequate for our present needs.
Location	Principal Use	Leased or Owned	Lease Expiration Date
Piraeus, Greece	Business coordination center and ship-management office	Leased	March 2023
Fujairah, U.A.E.	Administrative and operations office	Leased	October 2058
Dubai, U.A.E.	Administrative and operations office	Leased	July 2017
Khor Fakkan, U.A.E.	Administrative and operations office	Leased	December 2018
Gibraltar	Administrative and operations office	Leased	April 2040
Kingston, Jamaica	Administrative office and land	Owned	-
Singapore	Administrative and operations office	Leased	June 2017
Antwerp, Belgium	Administrative and operations office	Owned	-
Edgewater, New Jersey, U.S.A.	Property leased to third-party	Owned	-
New York, New York, U.S.A.	Administrative and operations office	Leased	December 2017
Connecticut, New York, U.S.A.	Administrative and operations office	Leased	January 2018
Nicosia, Cyprus	Administrative office	Leased	June 2017
Vancouver, Canada	Administrative and operations office	Leased	June 2017
Port of Spain, Trinidad	Administrative and operations office	Leased	March 2018
Las Palmas, Canary Islands	Administrative and operations office and storage facility	Leased	December 2027
Tangiers, Morocco	Storage facility	Leased	November 2031
Fujairah, United Arab Emirates	Storage facility	Leased	October 2058
Los Angeles, California, U.S.A.	Storage facility	Leased	April 2021
Hamburg, Germany	Storage facility and operations office	Leased	December 2019
Rostock, Germany	Administrative and operations office	Leased	June 2021
St. Petersburg, Russia	Administrative and operations office	Leased	June 2017
Rio de Janeiro, Brazil	Administrative and operations office	Leased	August 2018
Port Elizabeth, South Africa	Administrative and operations office	Leased	June 2018

Our Fleet
The following table lists our fleet as of May 12, 2017.
Name	Double Hull	Flag	Build	Dwt
Bunkering Tankers:
Symi	Yes	Liberia	2012	6,270
Halki	Yes	Gibraltar	2011	6,256
Sikinos	Yes	Malta	2011	4,595
Anafi	Yes	Gibraltar	2011	4,584
Tilos	Yes	Singapore	2011	6,263
Eva Schulte*	Yes	Singapore	2010	16,621
Dilos	Yes	Liberia	2010	4,593
Ios I	Yes	Malta	2010	4,620
Kythira	Yes	Liberia	2010	6,314
Nisyros	Yes	Gibraltar	2010	6,312
Karpathos	Yes	Greece	2010	6,247
Leros	Yes	Panama	2010	6,311
Kassos	Yes	Gibraltar	2010	6,256
Lefkas	Yes	South Africa	2010	6,321
Andros	Yes	Gibraltar	2010	4,605
Zakynthos	Yes	Gibraltar	2010	6,303
Naxos	Yes	Greece	2009	4,626
Kerkyra	Yes	Panama	2009	6,290
Paxoi	Yes	Liberia	2009	6,310
Kalymnos	Yes	Liberia	2009	6,283
Kefalonia	Yes	Liberia	2009	6,272
Ithaki	Yes	Liberia	2009	6,272
Syros	Yes	Greece	2008	4,596
Patmos	Yes	Liberia	2008	6,262
Paros I	Yes	Liberia	2008	4,629
Mykonos	Yes	Gibraltar	2008	4,626
Santorini	Yes	Gibraltar	2008	4,629
Kimolos	Yes	Liberia	2008	4,664
Bonaire Trader*	Yes	Liberia	2007	11,255
Kithnos	Yes	Malta	2007	4,626
Amorgos	Yes	Gibraltar	2007	4,664
Serifos	Yes	Singapore	2007	4,664
Milos	Yes	Singapore	2007	4,626
Aegean Tiffany	Yes	Greece	2004	2,747
Aegean Breeze I	Yes	Greece	2004	2,747
Aegean Ace	Yes	Greece	1992	1,615
Aegean III	Yes	Greece	1990	2,973
Aegean VIII	Yes	Greece	1990	2,973
Aegean Rose	Yes	Greece	1988	4,935
Antonie*	Yes	Netherlands	1988	2,237
David Fanning*	Yes	U.S.A.	2008	5,369
Webb Moffett*	Yes	U.S.A.	2009	8,864
Annika*	Yes	Germany	2012	1,646

In-Land Waterway Bunkering Tankers:
Pascale*	Yes	Belgium	2015	2,200
Strauss*	Yes	Belgium	2014	4,050
Beryl*	Yes	Luxemburg	2014	2,468
Florida	Yes	Belgium	2011	1,533
Montana	Yes	Belgium	2011	4,319
Mozart*	Yes	Belgium	2011	2,799
Alaska*	Yes	Netherlands	2010	3,778
Onyx*	Yes	Luxemburg	2010	2,979
Willem Sr.	Yes	Netherlands	2006	3,180
New Jersey	Yes	Belgium	2006	4,100
Alexia*	Yes	Belgium	2005	3,550
Beethoven*	Yes	Belgium	2005	3,179
Tanzanite*	Yes	Belgium	2004	4,068
Colorado	Yes	Belgium	2004	5,578
Texas	Yes	Belgium	2003	4,165

Bunkering Barges:
PT40	Yes	Canada	2014	4,222
PT22	Yes	Canada	2001	2,315

Special Purpose Vessel:
Aegean Orion	No	Greece	1991	550

Floating Storage Facility:
Umnenga	Yes	Liberia	1993	66,895
Mediterranean	Yes	Greece	1982	19,894

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
In addition, we operate land-based storage facilities in the United States, Morocco, Canary Islands, and Germany, where we store marine fuel in terminals with storage capacity of approximately 293,000, 218,000, 79,000, and 20,000 cubic meters, respectively. In addition, we, through our wholly owned subsidiary, Aegean Oil Terminal Corporation, own and operate a land-based storage facility in Fujairah, United Arab Emirates, with storage capacity of 465,000 cubic meters, representing 43.3% of our aggregate storage capacity. We may also consider the construction of land-based storage facilities in other areas depending on market prospects and the availability of financing.
ITEM 4A.          UNRESOLVED STAFF COMMENTS
None.
ITEM 5.          OPERATING AND FINANCIAL REVIEW AND PROSPECTS
The following management's discussion and analysis of the results of our operations and financial condition should be read in conjunction with the consolidated financial statements and the notes to those statements included elsewhere in this annual report.  This discussion includes forward-looking statements that involve risks and uncertainties.  Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, such as those set forth in "Item 3. Key Information—D. Risk Factors" and elsewhere in this report.

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
We purchase marine petroleum products from reputable suppliers under either long-term supply contracts or on the spot markets at a margin over PLATTS prices. Except for our service centers in Gibraltar, the United Arab Emirates, Las Palmas, the U.S. East and West Coasts, Germany, and South Africa, we generally take deliveries of the products on the day of, or a few days prior to, the delivery of the products to our customer's vessel. In Gibraltar, the United Arab Emirates, Las Palmas, the U.S. East and West Coasts, Germany, and South Africa, we utilize our owned or leased storage facilities to generally take deliveries of products more than one but less than two weeks prior to delivery of the products to our customers. The cost of our marine fuel purchases is generally fixed at the date of our agreement, which is prior to the loading from the supplier's premises. Generally, under our long-term supply contracts, the supplier undertakes to supply us with a minimum quantity of marine fuel per month, subject to the agreed quantity as per our contract. Price calculations vary from supplier to supplier in terms of the supplier's margins, the referenced PLATTS prices and the calculation of the average PLATTS price. Depending on the agreement with each supplier, the referenced PLATTS price could be the spot price or an average price over a specified period.
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
Factors Affecting Our Results of Operations
We believe that the important measures for analyzing trends in our results of operations consist of the following:
•
Sales volume of marine fuel. We define the sales volume of marine fuel as the volume of sales of various classifications of MFO, MDO, and MGO, for the relevant period, measured in metric tons. The sales volume of marine fuel is an indicator of the size of our operations as it affects both the sales and the cost of marine petroleum products recorded during a given period. Sales volume of marine fuel does not include the sales volume of lubricants due to insignificant volumes for all periods presented.

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

The following table reflects the calculation of gross spread per metric ton of marine fuel sold for the periods presented:
	For the Year Ended December 31,

	2016	2015	2014	2013	2012

	(in thousands of U.S. dollars, unless otherwise stated)

Sales of marine petroleum products	3,996,642	4,155,502	6,590,998	6,282,466	7,208,440
Less: Cost of marine petroleum products sold	3,670,542	3,853,450	6,286,453	6,025,742	6,939,636
Gross spread on marine petroleum products	326,100	302,052	304,545	256,724	268,804
Less: Gross spread on lubricants	3,671	5,210	2,948	3,914	3,077
Gross spread on marine fuel	322,429	296,842	301,597	252,810	265,727

Sales volume of marine fuel (metric tons)	16,519,079	13,482,478	11,332,385	9,941,061	10,620,864

Gross spread per metric ton of marine fuel sold (in U.S. dollars)	19.5	22.0	26.6	25.4	25.0

The following table reconciles our gross spread on marine petroleum products sold to the most directly comparable U.S. GAAP measure, gross profit, for all periods presented:
	For the Year Ended December 31,
	2016	2015	2014	2013	2012

	(in thousands of U.S. dollars, unless otherwise stated)
Gross spread on marine petroleum products	326,100	302,052	304,545	256,724	268,804
Add: Voyage revenues	26,870	28,780	30,410	25,049	22,726
Add: Other revenues	52,707	47,372	40,393	27,214	27,794
Less: Cost of voyage revenues	14,974	14,827	14,729	16,202	15,136
Less: Cost of other revenues	37,219	31,548	23,525	6,793	1,539
Gross profit	353,484	331,829	337,094	285,992	302,649

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
•
EBITDA represents net income before interest, taxes, depreciation and amortization. EBITDA does not represent and should not be considered as an alternative to net income, operating income or any other indicator of the Company's performance, as determined by U.S. GAAP, and our calculation of EBITDA may not be comparable to that reported by other companies. EBITDA is included herein because it is a basis upon which we assess our performance. The following table reconciles net income, the most directly comparable U.S. GAAP measure, to EBITDA for the periods presented:

	For the Year Ended December 31,
	2016	2015	2014	2013	2012
	(in thousands of U.S. dollars, unless otherwise stated)
Net income attributable to AMPNI shareholders	51,871	34,841	16,090	24,963	20,077

Add: Net financing cost	36,248	37,556	33,781	27,998	31,069
Add: Income taxes(1)	4,358	4,485	1,964	1,122	4,122
Add: Depreciation and amortization	33,133	33,924	30,184	29,148	31,180

EBITDA	125,610	110,806	82,019	83,231	86,448

(1) The amount has been revised to account for a provision for withholding taxes, related to income tax. Refer to Note 1 to the consolidated financial statements included herein.
•
Number of markets served.  The number of markets served is an indicator of the geographical distribution of our operations and affects both the amount of revenues and expenses that we record during a given period. The number of markets served includes our operations in the Greece (Piraeus and Patra), Gibraltar, United Arab Emirates (Fujairah, Khor Fakkan, and Dubai), Northern Europe (the ARA region and Belgium), Jamaica, Singapore, Canada (Vancouver, and Montreal until January 2017), United Kingdom (Portland until September 2015 and French Atlantic), Southern Caribbean (Trinidad and Tobago), Morocco (Tanger-Med), Canary Islands (Las Palmas and Tenerife beginning in June 2011), Panama (until June 2014), Hong Kong (from September 2012 until June 2013), Spain (Barcelona, beginning in April 2013 until November 2016, and Algeciras, beginning in August 2013 until June 2016), the U.S. East and West Coasts (beginning in December 2013 and December 2014, respectively), the Gulf of Mexico (beginning in December 2014), Germany (beginning in Hamburg in January 2015 and Rostock in January 2017), Russia (beginning in February 2015), South America (beginning in January 2016) and South Africa (beginning in March 2016).

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

The following table reflects our sales volume of marine fuel, gross spread on marine petroleum products, gross spread per metric ton of marine fuel sold, number of service centers and average number of operating bunkering vessels for the periods indicated:
	Year Ended December 31,
	2016	2015	2014

Sales volume of marine fuel (metric tons)	16,519,079	13,482,478	11,332,385
Gross spread on marine petroleum products (in thousands of U.S. dollars)	326,100	302,052	304,545
Gross spread per metric ton of marine fuel sold (in U.S. dollars)	19.5	22.0	26.6
Number of markets served, end of year	28	31	29.0
Average number of owned and operated bunkering vessels	47.1	48.8	50.2

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
We sell and deliver marine petroleum products to a broad and diversified customer base, including international commercial shipping companies, governments and marine fuel traders and brokers. For the years ended December 31, 2016, 2015 and 2014, none of our customers accounted for more than 10% of our total revenues.
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

We purchase and take delivery of marine petroleum products from various suppliers under long-term volume contracts or on the spot market. Long-term supply contracts from third-parties allow us to minimize our exposure to supply shortages. In general, at each of our service centers except for Gibraltar, Morocco, the United Arab Emirates, the Canary Islands, the U.S. East and West Coasts, Germany and South Africa, we purchase from local supply sources.
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
	Year Ended December 31,
	2016	2015	2014
	(in thousands of U.S. dollars)
Third-party suppliers	3,606,668	3,716,726	5,934,927
Related company suppliers	63,874	136,724	351,526
Total	3,670,542	3,853,450	6,286,453

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
Voyage Revenues
Our voyage revenues, included in our total revenues, are primarily derived from the employment of our vessels the Naxos and the Karpathos, under contracts with Aegean VIII, a company owned and controlled by relatives of Mr. Dimitris Melisanidis, our founder, former head of corporate development and former major shareholder. During the years ended December 31, 2016, 2015, and 2014, we recorded revenue of $5.3 million, $5.3 million, and $3.4 million, respectively, in aggregate under these contracts.
Four of our vessels, the Aegean III, the Aegean VIII, the Aegean Tiffany, and the Aegean Breeze I, are employed under a contract with an unaffiliated third-party for the distribution of refined marine petroleum products to Greek ports. During the years ended December 31, 2016, 2015 and 2014, we recognized $2.2 million, $2.3 million and $2.7 million, respectively, of revenue under this contract.
Two of our vessels, the Amorgos and the Karpathos, were employed under contracts with Aegean V, a company owned and controlled by relatives of Mr. Melisanidis. During the years ended December 31, 2016, 2015 and 2014, we recorded revenue of $0, $0, and $1.8 million, respectively, under these contracts, which expired during 2014.
During the year ended December 31, 2016, 2015, and 2014, several of our vessels were employed under contracts with Aegean Oil, a company owned and controlled by relatives of Mr. Melisanidis. During the years ended December 31, 2016, 2015, and 2014, we recorded aggregate revenue of $5.9 million, $2.7 million, and $0, respectively, under these contracts.
During the years ended December 31, 2016, 2015 and 2014, the Aegean III, the Aegean VIII, the Aegean Tiffany, and the Aegean Breeze I, were employed under contracts with Hellenic Environmental Center, a company owned and controlled by relatives of Mr. Melisanidis and recorded revenue of $0.1 million, $0.1 million and $0.1 million, respectively.

Our voyage revenues are also derived from the employment of our vessels under charter agreements and the employment of our bunkering tankers under contracts with other unaffiliated third parties. During the years ended December 31, 2016, 2015 and 2014, we recorded revenue of $13.4 million, $18.4 million and $22.4 million, respectively, under these contracts.
Please also refer to the table in Note 16 to our consolidated financial statements included herein for more information.
Other Revenues
Other revenues, included in our total revenues, consist of brokerage and agency fees, throughput fees, demurrages and storage fees. These revenues are recognized when services are performed and collectability is reasonably assured. Please also refer to the table in Note 16 to our consolidated financial statements included herein.
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

Our selling and distribution costs have been reduced over the past three years by selling our older or single hull vessels, which we assessed to be non-essential for our business. During the year ended December 31, 2016, our selling and distribution costs decreased due to the effects of the decrease in marine fuel prices on our bunker consumption.
General and administrative expenses
We separately present the general and administrative expenses, which mainly consist of the salaries and wages of the management and the general directors, the office administrative, legal, accounting and finance personnel, the depreciation of the office property, equipment and other fixed assets and the general office expenses, legal, auditing and professional fees, communal charges, travel expenses, maintenance of our property, rent and utilities. During the year ended December 31, 2016, our general and administrative expenses have increased due to the expansion of our business into new service centers.
Interest and Finance Costs
We have historically incurred interest expense and financing costs in connection with long-term debt to partially finance the acquisitions of our vessels and other non-current assets and in connection with short-term bank borrowings obtained for working capital purposes and business acquisitions. We capitalize interest incurred during the construction periods for financing our investments in bunkering vessels and storage facilities We have incurred and expect to continue incurring interest expense and financing costs under our existing credit facilities used to finance the construction of our bunkering tankers and our other senior secured credit facilities and convertible senior notes. We expect that interest and finance costs will increase further due to increased drawdowns under our credit facilities to finance our operations and capital expenditures.
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
Our business is affected by taxes imposed on the purchase and sale of marine petroleum products in various jurisdictions in which we operate from time to time. These taxes include income, sales, excise, goods and services taxes, value-added taxes and other taxes. Other than in the United States, Canada and Belgium, we do not pay a material amount of tax in any jurisdiction in which we operate. For the years ended December 31, 2016, 2015, and 2014, our income tax amounted to $4.4 million, $4.5 million, and $2.0 million. The income tax amounts are mainly attributable to our United States, Canadian and Belgian operations.
Results of Operations
Year ended December 31, 2016 compared to the year ended December 31, 2015

The following table compares our results of operations for the years ended December 31:

(in thousands of U.S. dollars unless otherwise stated)	2016	2015	Increase /(Decrease)	Percent Change
Sales of marine petroleum products	$3,996,642	$4,155,502	$(158,860)	3.8%
Cost of sales of marine petroleum products	3,670,542	3,853,450	(182,908)	4.7%
Gross spread on marine petroleum products	326,100	302,052	24,048	7.9%

Voyage revenues	26,870	28,780	(1,910)	(6.6)%
Cost of voyage revenues	14,974	14,827	147	1.0%
Gross profit from voyage revenues	11,896	13,953	(2,057)	(14.7)%

Other revenues	52,707	47,372	5,335	11.2%
Cost of other revenues	37,219	31,548	5,671	18.0%
Gross profit from other revenues	15,488	15,824	(336)	(2.1)%

Gross profit	353,484	331,829	21,655	6.5%

Selling and distribution	202,266	205,078	(2,812)	(1.4)%
General and administrative	49,757	43,318	6,439	14.9%
Interest and finance costs	36,499	37,608	(1,109)	(2.9)%
Income taxes(1)	4,358	4,485	(127)	(2.8)%
(2) The amounts have been revised to account for a provision for withholding taxes related to income tax for the year ended December 31, 2015. Refer to Note 1 to the consolidated financial statements
Sales of Marine Petroleum Products.  Sales of marine petroleum products decreased by $158.9 million, or 3.8%, to $3,996.6 million for the year ended December 31, 2016, compared to $4,155.5 million for the year ended December 31, 2015. The decrease was primarily attributable to a decrease of $877.0 million related to a drop in the price of marine fuel and a decrease of $9.4 million in lubricants sales, which was partially offset by an increase of $727.5 million attributable to an increase in marine fuel sales volume. Sales volume of marine fuel increased by 3,036,601 metric tons, or 22.5%, to 16,519,079 metric tons for the year ended December 31, 2016, compared to 13,482,478 metric tons for the year ended December 31, 2015, due to our expansion into new markets.
Voyage Revenues. Voyage revenues decreased by $1.9 million, or 6.6%, to $26.9 million for the year ended December 31, 2016, compared to $28.8 million for the year ended December 31, 2015. The decrease was attributable to the expiration of the charter out of our leased vessel, the Charleston.
Other Revenues. Other revenues increased by $5.3 million, or 11.2%, to $52.7 million for the year ended December 31, 2016, compared to $47.4 million for the year ended December 31, 2015. The increase in other revenues for the year ended December 31, 2016, was attributable to the storage revenue we received from our facility in Fujairah.
Revenues from related companies. Revenues from related companies included in the sales of marine petroleum products and voyage revenues for the year ended December 31, 2016 were $9.2 million and $11.3 million, respectively, compared to $11.7 million and $8.2 million, respectively, for the year ended December 31, 2015. Voyage revenues from related companies increased mainly due to revenues of $4.8 million under the 2015 contract with Aegean Oil that is effective since July 2015.

Cost of revenue. The cost of sales of marine petroleum products decreased by $183.0 million, or 4.7%, to $3,670.5 million for the year ended December 31, 2016, compared to $3,853.5 million for the year ended December 31, 2015. The decrease in the cost of marine petroleum products was attributable to the decrease in the price of marine fuel. The cost of purchases from related parties included in the cost of sales of marine petroleum products decreased by $72.8 million, or 53.3%, to $63.9 million for the year ended December 31, 2016 due to the price decline, compared to $136.7 million for the year ended December 31, 2015. The cost of voyage and other revenues for the year ended December 31, 2016 increased by $5.8 million, or 12.5%, to $52.2 million for the year ended December 31, 2016 due to costs related to our storage facility in Fujairah, compared to $46.4 million for the year ended December 31, 2015.
Gross Profit and Gross Spread on Marine Petroleum Products. Gross spread on marine petroleum products increased by $24.0 million, or 7.9%, to $326.1 million for the year ended December 31, 2016, compared to $302.1 million for the year ended December 31, 2015. The contribution of the gross profit on voyage and other revenues for the year ended December 31, 2016 was $11.9 million and $15.5 million, respectively, compared to $14.0 million and $15.8 million respectively, for the year ended December 31, 2015. Our gross spread per metric ton of marine fuel sold during the year ended December 31, 2016 decreased by $2.5, or 11.4%, to $19.5, compared to $22.0 for the year ended December 31, 2015. Gross spreads per metric ton do not generally increase or decrease proportionately with the price of marine fuel. Accordingly, gross spread on marine petroleum products, as a percentage of total revenues, for the year ended December 31, 2016, increased to 8.0%, from 7.1%, for the year ended December 31, 2015. Gross spread on marine petroleum products and gross spread per metric ton of marine fuel sold are non-U.S. GAAP measures and should not be considered as alternatives to operating income, net income or other U.S. GAAP measures and may not be comparable to similarly titled measures of other companies. Please see "—Factors Affecting Our Results of Operations" for a reconciliation of gross spread on marine petroleum products to the most directly comparable U.S. GAAP measure.
Selling and Distribution. Selling and distribution expenses decreased by $2.8 million, or 1.4%, to $202.3 million for the year ended December 31, 2016, compared to $205.1 million for the year ended December 31, 2015. This decrease was mainly due to the drop in our bunkers consumption after the decrease in marine fuel prices.
General and Administrative. General and administrative expenses increased by $6.5 million, or 15.0%, to $49.8 million for the year ended December 31, 2016, compared to $43.3 million for the year ended December 31, 2015. This increase derives from the accelerated vesting of the shares of Mr. Dimitris Melisanidis, our founder and former head of corporate development.
Interest and Finance Costs.  Interest and finance costs decreased by $1.1 million, or 2.9%, to $36.5 million for the year ended December 31, 2016, compared to $37.6 million for the year ended December 31, 2015, mainly due to the gain arising from our interest rate swaps.
Income taxes.  Income tax expense decreased by $0.1 million, or 2.2%, to $4.4 million for the year ended December 31, 2016, compared to $4.5 million for the year ended December 31, 2015.
Year ended December 31, 2015 compared to the year ended December 31, 2014
The following table compares our results of operations for the years ended December 31:

(in thousands of U.S. dollars unless otherwise stated)	2015	2014	Increase / (Decrease)	Percent Change
Sales of marine petroleum products	$4,155,502	$6,590,998	$(2,435,496)	(37.0)%
Cost of sales of marine petroleum products	3,853,450	6,286,453	(2,433,003)	(38.7)%
Gross spread on marine petroleum products	302,052	304,545	(2,493)	(0.8)%

Voyage revenues	28,780	30,410	(1,630)	(5.3)%
Cost of voyage revenues	14,827	14,729	98	0.1%
Gross profit from voyage revenues	13,953	15,681	(1,728)	(11.0)%

Other revenues	47,372	40,393	6,979	17.3%
Cost of other revenues	31,548	23,525	8,023	34.1%
Gross profit from other revenues	15,824	16,868	(1,044)	(6.2)%

Gross profit	331,829	337,094	(5,265)	(1.6)%

Selling and distribution	205,078	220,830	(15,752)	(7.1)%
General and administrative	43,318	38,099	5,219	13.6%
Interest and finance costs	37,608	33,898	3,710	10.9%
Income taxes(1)	4,485	1,964	2,521	128.4%

(3) The amounts have been revised to account for a provision for withholding taxes related to income tax for the years ended December 31, 2015 and 2014. Refer to Note 1 to the consolidated financial statements

Sales of Marine Petroleum Products.  Sales of marine petroleum products decreased by $2,435.5 million, or 37.0%, to $4,155.5 million for the year ended December 31, 2015, compared to $6,591.0 million for the year ended December 31, 2014. The decrease was primarily attributable to a decrease of $3,083.9 million related to a decrease in the price of marine fuel and a decrease of $6.6 million related to a decrease in lubricants sales, which was partially offset by an increase of $655.0 million which was attributable to an increase in marine fuel sales volume. Sales volume of marine fuel increased by 2,150,093 metric tons, or 19.0%, to 13,482,478 metric tons for the year ended December 31, 2015, compared to 11,332,385 metric tons for the year ended December 31, 2014, due to our expansion into new markets.
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
Income taxes.  Income tax expense increased by $2.5 million, or 128.4%, to $4.5 million for the year ended December 31, 2015, compared to $2.0 million for the year ended December 31, 2014, mainly due to the provision for a withholding tax related to income tax.

Inflation
Inflation has had only a moderate effect on our expenses given recent economic conditions. In the event that significant global inflationary pressures appear, these pressures would increase our operating costs.
Critical Accounting Policies and Recent Accounting Pronouncements
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
Critical accounting policies are those that reflect significant judgments of uncertainties and potentially result in materially different results under different assumptions and conditions. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. These estimates would change in the future if they constantly deviate from the actual results or if the financial circumstances change. We have described below what we believe to be our most critical accounting policies, because they generally involve a comparatively higher degree of judgment in their application. For a description of all our significant accounting policies and recent accounting pronouncements, see Note 2 to our consolidated financial statements included herein.
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
An increase in the estimated useful life of a tanker or in its estimated residual value would have the effect of decreasing the annual depreciation charge and extending it into later periods. A decrease in the estimated useful life of a tanker or in its estimated residual value would have the effect of increasing the annual depreciation charge and may result in an impairment charge. A 20% decrease in the remaining estimated useful lives of our vessels would increase our depreciation charge for the year ended December 31, 2016 by $4.1 million.
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

Goodwill and intangible assets
Intangible assets consist of concession agreements in the United Kingdom (until September 2015), Canary Islands and Panama, a non-compete covenant in Belgium (until September 2016), an acquired time chartering agreement in the United States (until September 2014) and goodwill derived from the Company's acquisitions in Belgium, Canada and United States. In connection with the acquisitions of Portland Bunkers International Limited, Las Palmas Business and Panama, we recorded identifiable intangible assets and concession agreements which convey to an exclusive right to perform bunkering operations in the port of Portland, Las Palmas and Panama over a specified period of time. In September 2015, we ceased our operations in the Portland terminal and we wrote off the unamortized value of the intangible asset associated with the concession agreement we were granted by the Portland Port Authorities. These assets are being amortized over their useful life. In connection with our acquisition of the U.S. East Coast business, we acquired an agreement for the chartering-in of a barging vessel. We recorded the estimated fair value of this acquired agreement, which includes a fixed day rate that is below the day rate available as of the acquisition date, and we amortized it over the duration of the contract. Goodwill derived from our acquisitions is not amortized, but reviewed as of December 31 of each year for impairment. We also evaluate goodwill for impairment at any time that events occur or circumstances change indicating a possible impairment. The Company tests for goodwill impairment using the two-step process. The first step is a screen for potential impairment, while the second step measures the amount of impairment. Fair values are derived using discounted cash flow analysis.
We calculated the fair value of the reporting unit using the discounted cash flow method, and determined that the fair value of the reporting unit exceeded its book value, including the goodwill. The discounted cash flows calculation is subject to historical data and to management judgment related to revenue growth, capacity utilization, the weighted average cost of capital and the future price of marine fuel products. Although we believe that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are subjective. We perform sensitivity tests on our sale volume, gross spread, net operating cash flows, average inflation and growth rate. No impairment loss was recorded for any of the periods presented.
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
Recent Developments
In January 2017, we launched a new service center in Rostock, Germany that services German Baltic Sea ports and Scandinavian ports through the acquisition of OBAST, a physical bunker supplier and cargo oil trader.
In January 2017, the full overallotment option was exercised and an additional $22.5 million of our 4.25% Convertible Unsecured Senior Notes due 2021 were purchased by the underwriters.
On April 20, 2017, OBAST signed an agreement for a short term credit facility of up to $25 million for the purposes of financing its German commercial business.
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

Our cash is primarily denominated in U.S. dollars because our sales of marine petroleum products are denominated in U.S. dollars. Our service centers pay their operating expenses in various currencies, primarily the Euro, the United Arab Emirates dirham, the Canadian dollar, the Jamaican dollar, the Singapore dollar, the Russian ruble, the South African rand, and the Brazilian real. Our treasury department transfers cash to our service centers monthly on an as-needed basis and, accordingly, we maintain low levels of foreign currency at our service centers.
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
Borrowings
As of December 31, 2016 and 2015, we had the following outstanding borrowings:
		Outstanding balance as of December 31, 2016	Outstanding balance as of December 31, 2015
Credit Facilities	Original Date of Facility	(in millions of U.S. dollars)
2016 Related Party Loan Agreement	October 24, 2016	$$20.0	$-
2016 South Africa Credit Facility	March 21, 2016	$7.1	$-
2015 Fujairah Credit Facility	October 7, 2015	$112.3	$119.8
2014 Long Term Loan Agreement	March 21, 2014	$3.2	$3.8
2014 Uncommitted Working Capital Facility	December 17, 2013	$85.0	$80.0
2013 Secured Multicurrency Revolving Credit Facility	September 19, 2013	$251.2	$239.2
2011 Overdraft Facility	March 30, 2011	$-	$5.4
2010 Newbuilding Secured Loan Facility	April 1, 2010	$3.7	$4.2
2010 Newbuilding ANWE Loan Facility	April 1, 2010	$0.7	$1.0
2008 Secured Term Loan	July 8, 2008	$-	$0.3
2008 Newbuilding Secured Term Loan	April 24, 2008	$21.7	$23.6
2007 Newbuilding Secured Term Loan	July 5, 2007	$16.9	$21.1
First 2006 Newbuilding Secured Term Loan	December 19, 2006	$8.6	$11.4
2006 Newbuilding Secured Syndicated Term Loan	October 30, 2006	$39.1	$42.5
Second 2006 Newbuilding Secured Term Loan	October 27, 2006	$8.7	$9.9
Third 2006 Newbuilding Secured Term Loan	October 25, 2006	$14.6	$16.1
2005 Newbuilding Secured Syndicated Term Loan	August 30, 2005	$15.5	$17.8

Convertible Bond
4.00% 2013 Convertible Unsecured Senior Notes due 2018	October 23, 2013 and January 16, 2015	$87.9	$120.6
4.25% 2016 Convertible Unsecured Senior Notes due 2021	December 19, 2016	$130.4	$-
			-
Less: Deferred Financing Costs		$(9.0)	(6.7)

Total		$817.6	$710.0

Credit Facilities
OBAST Credit Facility. On April 20, 2017, OBAST, our wholly-owned subsidiary, entered into a credit facility with HSH Nordbank AG for up to $25 million. The Company also agreed to act as guarantor under the facility for up to $25 million. The credit facility has primarily two tranches: the overdraft facility and a fixed interest rate loan and can be drawn down in Euros or U.S. dollars. The facility bears interest based on the federal funds rate, the Euro Overnight Index Average, LIBOR and EURIBOR, as applicable depending on the tranche and currency denomination, plus margins ranging from 1.75% to 2.05%. The credit facility matures on January 15, 2018.
2016 Related Party Loan Agreement. On October 24, 2016, AMP, our wholly-owned subsidiary, entered into a loan agreement with Grady Properties Corporation SA, a company owned by relatives of Mr. Dimitris Melisanidis, for up to $25 million. The loan bears interest at 6%. As of December 31, 2016, the outstanding balance under this credit facility was $20 million.
2016 South Africa Credit Facility. On March 21, 2016, our subsidiary, Aegean Bunkering Services Inc., entered into a secured credit facility for $13 million to finance the purchase price of the vessel Umnenga and to repay the 2011 Overdraft Facility. The loan is to be repaid in twelve quarterly installments and bears interest at LIBOR plus a margin of 4.50%. As of December 31, 2016, the outstanding balance under this credit facility was $7.1 million.
2015 Fujairah Credit Facility. On October 7, 2015, our subsidiary, Aegean Oil Terminal Corporation, entered into a secured credit facility for AED440 million (US$119.7 million) with an international bank. The facility will be repaid in quarterly installments, matures on September 30, 2023, bears interest at EIBOR plus a margin of 3.0% and has an interest floor rate of 5.50%. The proceeds were used to repay our 2013 Fujairah Credit Facility and for working capital. As of December 31, 2016 and December 31, 2015, the outstanding balance under this facility was $112.3 million and $119.8 million, respectively.
2014 Long Term Loan Agreement. On March 21, 2014, we entered into a long-term loan agreement for $4.5 million to partly finance our acquisition of the New Jersey. The loan will be repaid in forty quarterly installments and bears interest at a rate of LIBOR plus a margin of 2.80%. As of December 31, 2016 and 2015, the outstanding balance under this facility was $3.2 million and $3.8 million, respectively.
2014 Uncommitted Working Capital Facility. On December 17, 2013, Aegean Bunkering (USA) LLC, our wholly-owned subsidiary which assumed the U.S. East Coast bunkering business of Hess following our acquisition, entered into a $150.0 million uncommitted facility, which was renewed on August 22, 2014 for one year and for an amount up to $250.0 million. We used a portion of the proceeds of this facility to fund the purchase of inventories pursuant to the acquisition from Hess and to fund our expansion into the U.S. market. The facility was thereafter renewed on August 12, 2015 and August 9, 2016, and currently matures on August 8, 2017. The facility bears interest at LIBOR plus a margin of 2.0%. As of December 31, 2016 and December 31, 2015, the outstanding balance under this facility was $85.0 million and $80.0 million, respectively.
2013 Secured Multicurrency Revolving Credit Facility. On September 19, 2013, AMP, Aegean Petroleum International Inc. and Aegean NWE N.V., our wholly-owned subsidiaries, entered into a $1 billion Secured Multicurrency Revolving Credit Facility with a syndicate of commercial lenders, which we and these subsidiaries have guaranteed. The facility is comprised of three tranches, consisting of Tranche A of $155 million initially for a one year tenor, Tranche B of $75.0 million initially for two-year tenor and Tranche C of $770 million for an uncommitted tenor. On September 18, 2014, our wholly-owned subsidiaries renewed the facility for a two-year period. On September 16, 2015, our wholly-owned subsidiaries, including Aegean Bunkering Germany BD&M, renewed the facility and extended the terms of Tranche A and Tranche B, each for an additional one year period. On September 16, 2016, our wholly-owned subsidiaries again renewed the facility and extended the terms of Tranche A and Tranche B, each for an additional one year period. Outstanding amounts under Tranche A and Tranche B bear interest at LIBOR, plus a margin of 2.1% and 2.5%, respectively, and outstanding amounts under Tranche C bear interest at a rate determined by the relevant lender that represents its cost of funds, plus a margin of 2.0%. The facility imposes certain operating and financial restrictions on us, which, among other things, restrict our ability to incur debt, change our legal and beneficial ownership, merge or consolidate, acquire or incorporate companies and change our business activities. As of December 31, 2016 and December 31, 2015, the outstanding balance on this facility was $251.2 million and $239.2 million, respectively.
2011 Overdraft Facility. On March 30, 2011, our subsidiary Aegean Bunkering Services Inc. entered into an overdraft facility for an amount of $10.0 million. Thereafter, we renewed and amended this facility several times to reduce the amount available for borrowing to up to $7.0 million. This facility bore interest at LIBOR plus 6.0%. This facility was repaid in full on March 22, 2016, using a portion of the proceeds we received from our 2016 South Africa Credit Facility. As of December 31, 2016 and December 31, 2015, we had $0 and $5.4 million outstanding under this facility, respectively.

2010 Newbuilding Secured Loan Facility. On April 1, 2010, we assumed a loan agreement with an international bank that was entered into on October 6, 2009 by ANWE and a third-party in an amount of €5.7 million to finance the new building Montana. The facility bears interest at EURIBOR plus 1.26% and is repayable in quarterly installments of approximately €0.1 million. As of December 31, 2016 and December 31, 2015, the outstanding balance under this facility was $3.7 million and $4.2 million (or €3.5 million and €3.9 million), respectively.
2010 Newbuilding ANWE Loan Facility. On April 1, 2010, in connection with our acquisition of ANWE, we assumed a loan agreement with a Belgian bank in an aggregate amount of €3.7 million to finance the construction of our double hull bunkering vessel, the Texas. This facility bears interest at a rate of 4.36%. This facility matures on July 1, 2019. As of December 31, 2016 and December 31, 2015, the outstanding balance under this facility was $0.7 million and $1.0 million (or €0.7 million and €0.9 million), respectively.
2008 Secured Term Loan. On July 8, 2008, our subsidiary Aegean Bunkering Services Inc. entered into a collateralized term loan facility with a bank for an amount of $15.0 million, which was amended on June 29, 2012. On July 11, 2013, the facility was amended to extend the repayments up to and including January 8, 2016. This facility bore interest at LIBOR plus 5.25%. This facility was repaid upon its maturity in January 2016. As of December 31, 2016 and December 31, 2015, we had $0 and $0.3 million outstanding under this facility, respectively.
2008 Newbuilding Secured Term Loan. On April 24, 2008, four of our vessel-owning subsidiaries, Kassos Navigation S.A., Tilos Navigation S.A., Halki Navigation S.A. and Symi Navigation S.A., as co-borrowers, jointly and severally, entered into a syndicated collateralized term loan with an international bank for an amount of $38.8 million to partially finance the construction costs of the vessels Kassos, Tilos, Halki and Symi. This loan bears interest at LIBOR plus 1.40%. As of December 31, 2016 and December 31, 2015, we had $21.7 million and $23.6 million outstanding under this facility, respectively.
2007 Newbuilding Secured Term Loan. On July 5, 2007, as thereafter amended and supplemented, five of our vessel-owning subsidiaries, Andros Marine Inc., Dilos Marine Inc., Ios Marine Inc. (subsequently replaced by Ios Shipping Ltd), Sifnos Marine Inc. and Tinos Marine Inc. (subsequently replaced by Aegean VII Shipping Ltd.), as co-borrowers, jointly and severally, entered into a collateralized credit facility for an aggregate amount of $37.6 million with an international commercial bank to partially finance the construction of five bunkering tankers, Andros, Dilos, Ios, Anafi and Sikinos, respectively. On September 12, 2008, we amended this facility and increased the loan amount to $43.2 million. This loan bears interest at LIBOR plus 1.0% for the Andros Tranche, the Dilos Tranche and the Ios Tranche (plus additional compliance costs), and LIBOR plus 2.0% for the Sifnos Tranche and the Tinos Tranche (plus additional compliance costs). As of December 31, 2016 and December 31, 2015, the outstanding balance under this facility was $16.9 million and $21.1 million, respectively.
First 2006 Newbuilding Secured Term Loan. On February 10, 2006, five of our vessel-owning subsidiaries, Milos Maritime Inc., Amorgos Maritime Inc., Kimolos Maritime Inc., Mykonos Maritime Inc. and Syros Maritime Inc., as co-borrowers, jointly and severally entered into a collateralized term loan with an international commercial bank for an aggregate amount of $33.4 million to partially finance the construction costs of five double hull tankers, Milos, Amorgos, Kimolos, Mykonos and Syros, respectively. This loan was collateralized by a first priority mortgage over each of the vessels. On December 19, 2006, this facility was refinanced as part of the term loan component of the facility agreement for a term loan, overdraft and guarantee facility with the same bank, with the Company and AMP serving as joint and several borrowers. The term loan component of the facility agreement for a term loan, overdraft and guarantee facility bears interest at LIBOR plus 1.15% plus additional compliance costs. As of December 31, 2016 and December 31, 2015, we had $8.6 million and $11.4 million outstanding under this facility, respectively.
2006 Newbuilding Secured Syndicated Term Loan. On October 30, 2006, seven of our vessel-owning subsidiaries, Kerkyra Marine S.A., Ithaki Marine S.A., Cephallonia Marine S.A., Paxoi Marine S.A., Zakynthos Marine S.A., Lefkas Marine S.A. (subsequently replaced by Ios Marine Inc.) and Kythira Marine S.A., as co-borrowers, jointly and severally entered into a syndicated secured term loan for an aggregate amount of $64.8 million with an international commercial bank to partially finance the construction of seven double hull oil tankers, the Kerkyra, Ithaki, Kefalonia, Paxoi, Zakynthos, Lefkas and Kythira, respectively. This loan bears interest at LIBOR plus 1.30%. As of December 31, 2016 and December 31, 2015, the outstanding balance under this facility was $39.1 million and $42.5 million, respectively.

Second 2006 Newbuilding Secured Term Loan. On October 27, 2006, two of our vessel-owning subsidiaries, Tasman Seaways Inc. and Santon Limited, as co-borrowers, jointly and severally, entered into a loan agreement with an international commercial bank for a term loan facility in an aggregate amount of $17.6 million to partially finance the construction costs of two double hull tankers, Kalymnos and Leros, respectively. The facility bears interest at LIBOR plus 1.15% on 70% of the principal amount and at LIBOR plus 1.25% on 30% of the principal amount. As of December 31, 2016 and December 31, 2015, the outstanding balance under this facility was $8.7 million and $9.9 million, respectively.
Third 2006 Newbuilding Secured Term Loan. On October 25, 2006, three of our vessel-owning subsidiaries, Eton Marine Ltd., Benmore Services S.A. and Ingram Enterprises Co., as co-borrowers, jointly and severally entered into a syndicated secured term loan for an aggregate amount of $26.3 million to partially finance the construction costs of three double hull tankers the Patmos, Nisyros and Karpathos, respectively. This facility bears interest at LIBOR plus 1.30%. As of December 31, 2016 and December 31, 2015, the outstanding balance under this facility was $14.6 million and $16.1 million, respectively.
2005 Newbuilding Secured Syndicated Term Loan. On August 30, 2005, as amended, five of our vessel-owning subsidiaries, Kithnos Maritime Inc., Naxos Maritime Inc. (subsequently replaced by Lefkas Marine S.A.), Paros Maritime Inc., Santorini I Maritime Limited (formerly known as Santorini Maritime I Inc.) and Serifos Maritime Inc. ((subsequently replaced by Serifos Shipping (Pte.) Ltd.), as co-borrowers, jointly and severally, entered into a syndicated secured credit facility for an aggregate amount of $35.5 million with an international commercial bank to finance the construction of five bunkering tankers Kithnos, Naxos, Paros, Santorini and Serifos, respectively. The loan bears interest at LIBOR plus 1.55%. As of December 31, 2016 and December 31, 2015, the outstanding balance under this facility was $15.5 million and $17.8 million, respectively.
Convertible Bond
4.00% Convertible Unsecured Senior Notes due 2018. On October 23, 2013, we issued $75.0 million aggregate principal amount of 4.00% Convertible Unsecured Senior Notes, or the 2013 Convertible Unsecured Senior Notes due 2018, which are due November 1, 2018. The full overallotment option granted was exercised and an additional $11.3 million 2013 Convertible Unsecured Senior Notes due 2018 were purchased by the underwriters. Accordingly, $86.3 million in aggregate principal amount of the 2013 Convertible Unsecured Senior Notes due 2018 was sold, resulting in aggregate net proceeds of approximately $83.4 million after the underwriters' commissions. We have bifurcated, at the issuance date, the $86.3 million principal amount of the 2013 Convertible Unsecured Senior Notes due 2018 into liability and equity components of $72.7 million and $13.6 million, respectively, by first determining the carrying amount of the liability component of the 2013 Convertible Unsecured Senior Notes due 2018 by measuring the fair value of a similar liability that does not have an associated equity component. The equity component was calculated by deducting the fair value of the liability component from the total proceeds received at issuance.
On January 16, 2015, we issued an additional $48.3 million aggregate principal amount of the 2013 Convertible Unsecured Senior Notes due 2018, or the 2015 Convertible Unsecured Senior Notes due 2018, and together with the 2013 Convertible Unsecured Senior Notes due 2018, the Convertible Unsecured Senior Notes due 2018, including the full exercise by the underwriters of the overallotment option, resulting in aggregate net proceeds of approximately $52.2 million after the underwriters' commissions and before expenses. The 2015 Convertible Unsecured Senior Notes due 2018 have the same terms (other than issue date and public offering price) as the 2013 Convertible Unsecured Senior Notes due 2018 and rank pari passu with, and vote together with, the holders of the 2013 Convertible Unsecured Senior Notes due 2018. The 2015 Convertible Unsecured Senior Notes due 2018 also have the same CUSIP number and ISIN as the 2013 Convertible Unsecured Senior Notes due 2018 and are fungible with the 2013 Convertible Unsecured Senior Notes due 2018 for trading purposes.
As of December 31, 2016 and December 31, 2015, the aggregate outstanding liability under the Convertible Unsecured Senior Notes due 2018 was $87.9 million and $120.6 million, respectively.
4.25% Convertible Unsecured Senior Notes due 2021. On December 19, 2016, we issued $150.0 million aggregate principal amount of 4.25% Convertible Unsecured Senior Notes, or the Convertible Unsecured Senior Notes due 2021, which are due December 15, 2021. The full overallotment option granted was exercised in January 2017 and an additional $22.5 million Convertible Unsecured Senior Notes due 2021 were purchased by the underwriters. Accordingly, $172.5 million in aggregate principal amount of the Convertible Unsecured Senior Notes due 2021 was sold, resulting in aggregate net proceeds of approximately $166.6 million after the underwriters' commissions. We used the net proceeds (i) to repay approximately $40 million of the outstanding short-term indebtedness under our 2013 Secured Multicurrency Revolving Credit Facility, (ii) to repurchase approximately $40 million of the net proceeds to in the open market, in negotiated transactions or otherwise, a portion of our outstanding Convertible Unsecured Senior Notes due 2018, and (iii) for general corporate purposes and working capital. As of December 31, 2016, the aggregate outstanding liability under the Convertible Unsecured Senior Notes due 2021 was $130.4 million.

Trade Receivables Purchase Agreement
On October 17 2011, AMP entered into a factoring agreement for up to $102.5 million pursuant to which we transfer ownership of eligible trade accounts receivables to a third-party purchaser without recourse in exchange for cash. Proceeds from the transfer reflect the face value of the account less a discount. The receivables sold pursuant to this factoring agreement are included in the trade receivables on the consolidated balance sheets and are reflected as cash provided by operating activities on the consolidated statements of cash flows. The third-party purchaser has no recourse to our assets for failure of debtors to pay when due. We renewed the agreement on November 12, 2012, on October 2, 2013, November 12, 2013, and November 13, 2014. On November 13, 2015, the factoring agreement was amended and restated to, among other things, reduce the purchase limit to up to $56.2 million. We renewed the amended and restated agreement on November 14, 2016 until November 17, 2017 (unless terminated earlier in accordance with the terms of the agreement).  As of December 31, 2016 and 2015, we sold $106.4 million and $178.5 million trade accounts receivables, respectively, pursuant to this agreement.

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
As of December 31, 2016, we were in compliance with all of the financial covenants contained in our credit facilities.
Liquidity and Uses of Cash
Cash and cash equivalents as of December 31, 2016 and 2015, amounted $93.8 million and $139.3 million, respectively. The table below illustrates our working capital and working capital excluding cash and debt as of December 31, 2016 and 2015. Working capital is defined as current assets less current liabilities.
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
	As of December 31,
	2016	2015

	(in thousands of U.S. dollars)

Working capital	411,540	337,202
Working capital excluding cash and debt	629,370	472,955

Our working capital, excluding cash (and restricted cash) and debt, increased to $629.4 million as of December 31, 2016 from $473.0 million as of December 31, 2015. Our working capital position increased to $411.5 million as of December 31, 2016 from $337.2 million as of December 31, 2015.
As of December 31, 2016, we had $1,007.1 million in available liquidity, which includes unrestricted cash and cash equivalents of $93.8 million and available undrawn amounts under our working capital facilities of $913.3 million to finance working capital requirements.
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
We also use our cash to fund the acquisition or construction costs of vessels and our land-based storage terminal in Fujairah, as well as to fund the maintenance cost of our vessels. The following table illustrates the cash paid for the acquisition and construction of vessels, the construction of the Fujairah terminal and the cash paid for drydocking of our vessels for the years ended December 31, 2016, 2015 and 2014.
	Year Ended December 31,
	2016	2015	2014
	(in thousands of U.S. dollars)
Payments for vessel acquisitions	8,667	-	7,786
Payments for vessel construction	-	2,979	2,730
Payments for drydocking	4,683	9,502	10,304
Payments for other fixed assets under construction	2,587	5,391	61,405
Payments for other fixed assets	177	771	7,955

We do not anticipate any payments for vessel construction in the coming years due to the completion of our newbuilding vessels. Currently, we have no bunkering tankers on order.
Currently, we intend to purchase only secondhand double hull bunkering tankers, which are generally more costly than secondhand single hull bunkering tankers. Payments for drydocking are expected to remain the same during the year 2017.
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

Cash Flow
Net Cash Used In/Provided By Operating Activities
Net cash used in operating activities was $47.6 million for the year ended December 31, 2016, compared to $49.7 million provided by operating activities for the same period in 2015. This decrease was mainly attributable to the fuel price increase at the closing of the period.
Net cash provided by operating activities was $49.7 million for the year ended December 31, 2015, compared to $182.2 million for the same period in 2014. This decrease was mainly attributable to the drop in fuel prices towards the end of the year ended December 31, 2015 and the prepayments to oil suppliers.
Net Cash Used In Investing Activities
Net cash used in investing activities was $3.8 million for the year ended December 31, 2016, compared to $7.6 million for the same period in 2015. During 2016, we paid $8.7 million in connection with the acquisition of our bunkering tanker, the Umnenga. Furthermore, we received net cash consideration of $8.5 million for the sale of our tankers, the Aegean Champion, the Sara and the Aegean Princess, our bunkering barge, the Supporter 2, and our non-self-propelled bunkering barge, the PT25. Please refer to the table in Note 7 to our consolidated financial statements included herein for more information.
Net cash used in investing activities was $7.6 million for the year ended December 31, 2015, compared to $59.5 million for the same period in 2014. During 2015, we paid $3.0 million for the construction of our non-self-propelled tanker barge, the PT40, and $5.4 million in connection with the construction of our storage facility in Fujairah. Furthermore, $1.5 million of restricted cash was released due to revocation of letters of guarantees from port authorities.
Net Cash Provided By/Used In Financing Activities
Net cash provided by financing activities was $5.8 million for the year ended December 31, 2016, compared to $28.3 million used in financing activities for the same period in 2015. This increase was mainly attributable to the issuance of our 4.25% Convertible Unsecured Senior Notes due 2021. During 2016, we paid $99.6 million to repurchase common stock from Mr. Melisanidis. See "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Share Repurchase" for more information. Furthermore, during the year ended December 31, 2016, we paid financing costs of $8.1 million, and declared and paid dividends of $3.8 million to our shareholders.
Net cash used in financing activities was $28.3 million for the year ended December 31, 2015, compared to $50.3 million for the same period in 2014. This decrease was mainly due to our 4.00% Convertible Unsecured Senior Notes due 2018 and our new long term loan agreement that partly financed our working capital requirements. Furthermore, during the year ended December 31, 2015, we paid financing costs of $9.0 million, while we declared and paid dividends of $3.9 million to our shareholders.
C.	Research and development, patents and licenses, etc.
Not applicable.
D.	Trend information.
Declines in commodity and energy prices, together with slow economic growth globally, continue to impact the shipping markets, adversely affecting our business. These macroeconomic trends are complex and present both opportunities and risks for our business. Sustained low fuel prices as compared to previous years and limited volatility result in decreased per unit margins. We expect that adverse conditions, specifically those in shipping markets, will continue into 2017.

During the year ended December 31, 2016, our sales volume of marine fuel increased by 22.5%, as compared to the prior year, which was mainly due to increases in our trading sales, our operations in U.S. and our new service center in South Africa.
We plan to continue to expand our operations into new markets during 2017 and further diversify revenue and enhance flexibility.
In addition to our bunkering operations, we market and distribute marine lubricants under the Alfa Marine Lubricants brand. Since 2011, we have built up an extensive production and distributing network in major and minor worldwide ports for our brand. Within 2017, we expect to continue expanding our branded supply and we expect our sales volumes to increase, as we expand our market share.
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
E.	Off-balance sheet arrangements.
We do not have any off-balance sheet arrangements.
F.	Tabular disclosure of contractual obligations.
Contractual Obligations
The following table sets forth our contractual obligations as of December 31, 2016:
	Within One Year	One to Three Years	Three to Five Years	More than Five Years	Total
	(in millions of U.S. dollars)
Long-term debt (excluding interest)	-	94.6	150.0	-	244.6
Long-term debt secured (excluding interest)	33.5	198.4	60.9	34.1	326.9
Operating lease commitments	39.1	35.5	21.4	124.7	220.7
Interest on long-term bank debt(1)	20.7	27.3	13.4	1.5	62.9
Minimum purchase commitments(2)	45.4	-	-	-	-
Total	138.7	355.8	245.7	160.3	900.5

(1)
Our long-term bank debt outstanding as of December 31, 2016 bears variable interest at margin over LIBOR. The calculation of variable rate interest payments is based on an actual weighted average rate of 3.83% for the year ended December 31, 2016, adjusted upward by 10 basis points for each year thereafter.

(2)
In the normal course of business, we have entered into long-term contracts with reputable suppliers, such as government refineries or major oil producers. The contractual commitments set forth in the above table include the minimum purchase requirements in our contract with Aegean Oil. The minimum purchase requirements provided for in our contract with Aegean Oil have been calculated by multiplying the minimum monthly volumes of marine fuel specified in the contract by an indicative market price based on quoted PLATTS prices as of December 31, 2016.

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
Name	Age	Position
Peter C. Georgiopoulos	55	Chairman of the Board, Class B Director
Yiannis N. Papanicolaou	65	Class A Director
Konstantinos D. Koutsomitopoulos	49	Class A Director
John P. Tavlarios	55	Class B Director
Spyridon Fokas	62	General Counsel and Corporate Secretary, Class B Director
George Konomos	78	Class C Director
E. Nikolas Tavlarios	54	President and Principal Executive Officer
Spyros Gianniotis	56	Chief Financial Officer

Certain biographical information about each of these individuals is set forth below.
Peter C. Georgiopoulos has been the chairman of our board of directors since December 2006. Since 1997, Mr. Georgiopoulos has served as the chairman of the board of directors of General Maritime, a crude oil tanker company. Upon the completion of General Maritime's merger with Navig8 Crude Tankers, Inc in May 2015, Mr. Georgiopoulos became the Chairman of the board of directors and Chief Executive Officer of Gener8, the surviving company. From 1991 to 1997, Mr. Georgiopoulos was the principal of Maritime Equity Management, a vessel-owning and investment company that he founded in 1991. Mr. Georgiopoulos is a member of the American Bureau of Shipping. Mr. Georgiopoulos holds a master's degree in business administration from the Tuck School of Business at Dartmouth College and he is a member of the Board of Overseers of the Tuck School.
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
The aggregate annual compensation paid to our executive officers for the year ended December 31, 2016 was $1.8 million. We also paid $0.3 million to our non-executive directors during the year ended December 31, 2016. Furthermore, our executive officers and directors received an aggregate of 1,110,000 nonvested shares pursuant to our equity incentive plan during the year ended December 31, 2016. In addition, each director is reimbursed for out-of-pocket expenses incurred attending any meeting of the board of directors or any committee of the board of directors. We do not maintain a medical, dental or retirement plan for our directors. Officers who also serve as directors do not receive additional compensation for their services as directors.
C.	Board Practices
Our board of directors is comprised of the six directors named above. Our board of directors is divided into three classes, Class A, Class B and Class C, as nearly equal in number as possible, with each director serving a three-year term and one class being elected at each year's annual meeting of shareholders. The term of our Class B directors expires in 2017, the term of our Class C director expires in 2018 and the term of our Class A directors expires in 2019.
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
D.	Employees
The following table reflects the number of our crews and salaried employees for the periods indicated.
	Year Ended December 31,
	2016	2015	2014

Shipboard personnel	612	645	646
Shoreside personnel	379	332	314
Total	991	977	960

Our Greek, United States, Spanish and Belgian shoreside employees are subject to national collective bargaining agreements, which set minimum standards of their employment. Our Greek shipboard personnel are also subject to these standards. Our Filipino, Russian, Singapore and Romanian crew members are subject to a collective bargaining agreement with the Philippine, Russian, Singapore and Romanian governments, respectively, that sets their minimum standards of employment. We consider our employee relations to be satisfactory.
Our full-time Greek, United States, Spanish and Belgian shoreside employees are covered by state-sponsored pension funds for which we are required to contribute a portion of the monthly salary of these employees. Upon retirement of these employees, the state-sponsored pension funds are responsible for paying the employee's retirement benefits and we have no obligation to pay these benefits. However, under Greek labor legislation, we are required to pay a lump sum as a retirement benefit, based on the salary and the years of employment, for certain of our Greek employees. Our crew members are employed under short-term contracts and we are not liable for any of their pension or post-retirement benefits.
E.	Share ownership
The common shares beneficially owned by our directors and senior managers are disclosed in "Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders" below.
Equity Incentive Plan
In March 2015, we adopted an equity incentive plan, which we refer to as the 2015 Equity Incentive Plan, which replaced in full our previous 2006 Amended and Restated Equity Incentive Plan. We have reserved a total of 5,091,402 shares of common stock for issuance under the 2015 Equity Incentive Plan, consisting of 91,402 common shares that remained unissued under the 2006 Equity Amended and Restated Incentive Plan plus an additional 5,000,000 common shares. The compensation committee of our board of directors administers the 2015 Equity Incentive Plan. Under the terms of the 2015 Equity Incentive Plan, the compensation committee may grant new options exercisable at a price per common share to be determined by our board of directors but in no event less than fair market value as of the date of grant. The 2015 Equity Incentive Plan also permits our compensation committee to award restricted stock, restricted stock units, non-qualified stock options, stock appreciation rights, dividend equivalent rights, unrestricted stock, and performance shares. The 2015 Equity Incentive Plan expires in March 2025, or ten years from its adoption. As of the date of this annual report, we have issued an aggregate of 1,753,000 restricted shares pursuant to the 2015 Equity Incentive Plan, subject to applicable vesting restrictions.
ITEM 7.          MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.	Major shareholders.

The following table presents certain information regarding (1) the beneficial owner of more than 5% of the shares of common stock and (2) the total amount of common stock beneficially owned by all of our directors and executive officers, other than Mr. Georgiopoulos, as a group in each case as of May 12, 2017.

	Number	Percentage*
Peter C. Georgiopoulos	5,420,250	13.7%
Senvest Management, LLC(1)	4,713,135	11.9%
Towle & Co.(2)	2,226,678	5.6%
Other directors and executive officers as a group**	1,164,953	3.0%
_________________
*	Based on 39,446,322 shares outstanding as of May 12, 2017.
**	Individually own less than 1% of our outstanding common shares.
(1)
The beneficial ownership is based on the latest available filing made with the SEC on Schedule 13G/A on February 13, 2017, which reported shared voting and dispositive power over the shares with Richard Mashaal. The business addresses of Senvest Management, LLC and Richard Mashaal, as reported on the Schedule 13G/A filed with the SEC on February 13, 2017, is 540 Madison Avenue, 32nd Floor, New York, New York 10022 and c/o Senvest Management, LLC, 540 Madison Avenue, 32nd Floor, New York, New York 10022, respectively.

(2)
The beneficial ownership is based on the latest available filing made with the SEC on Schedule 13G/A on February 14, 2017. The business addresses of Twole & Co., as reported on the Schedule 13G/A filed with the SEC on February 14, 2017, is 1610 Des Peres Road, Suite 250, St. Louis, MO 63131.

On September 15, 2016, we repurchased 11,303,031 of our common shares that were beneficially owned by our then founder and head of corporate development, Mr. Dimitris Melisanidis (individually and through Leskira Holdings Co. Limited, or Leskira). The transaction was approved by an independent committee of our board of directors. The total repurchase represented approximately 22% of our common shares then outstanding.  Additionally, 12 West Capital Management, LLC, which previously reported on Schedule 13G as being the beneficial owner of 4,445,127 of our common shares as of December 31, 2015, reported on Schedule 13G/A filed with the SEC on February 14, 2017 that it no longer beneficially owned any of our common shares as of December 31, 2016.
Our principal shareholders will have the same voting rights as other holders of our shares of common stock.
As of May 12, 2017, we had 99 shareholders of record, 19 of which were located in the United States and held an aggregate of 38,570,825 shares of our common stock, representing approximately 98% of our outstanding shares of common stock. However, one of the U.S. shareholders of record is Cede & Co., a nominee of The Depository Trust Company, which held 36,686,950 shares of our common stock, as of May 12, 2017. Accordingly, we believe that the shares held by Cede & Co. include shares of common stock beneficially owned by both holders in the United States and non-U.S. beneficial owners. We are not aware of any arrangements the operation of which may at a subsequent date result in our change of control.
B.	Related party transactions.
Share Repurchase
On September 15, 2016, we repurchased 11,303,031 of our common shares that were beneficially owned by our then founder and head of corporate development, Mr. Dimitris Melisanidis. The transaction was approved by an independent committee of our board of directors. As of the same date, Mr. Melisanidis stepped down from his role as head of corporate development. Under the terms of the transaction, we repurchased the shares at a price of $8.81 per share, based on the close of trading on August 16, 2016. The total repurchase represented approximately 22% of our shares then outstanding.
Aegean Oil S.A.
Marine Fuel Supply Service Agreement. On April 1, 2005, we entered into a marine fuel supply service agreement with Aegean Oil, a related company owned and controlled by members of the family of Mr. Melisanidis, our founder, former head of corporate development and former major shareholder. Aegean Oil is engaged in the downstream gasoline market in Greece and is licensed as a trader and physical supplier of marine petroleum products in Greece. Aegean Oil is managed by a full-time executive team and has no common management with us. Under the terms of this agreement, Aegean Oil sells and delivers marine petroleum products to our customers within Greek territorial waters. Under the agreement, as amended and supplemented, we must purchase a minimum, and Aegean Oil must sell up to a maximum, quantity of marine petroleum products. Aegean Oil sells the marine petroleum products at an amount equal to its purchase costs from selected Greek refineries plus a margin. Payments are made within 30 calendar days from the date of receipt of the invoices, with a penalty of 10% imposed on late payments. Under this agreement, we are required to provide security by way of a standby letter of credit or other mutually acceptable guarantee in relation to any outstanding balance. This agreement was renewed until December 31, 2017, unless any of the following situations occur prior to the termination date: (i) Aegean Oil's petroleum trading license terminates or is revoked by the Greek authorities, in which case Aegean Oil may elect to terminate the agreement; (ii) upon the breach by any party in the performance of any of its obligations, as defined in the agreement, in which case the non-breaching party may elect to terminate the agreement; or (iii) upon the liquidation or bankruptcy of any party, in which case the agreement terminates automatically.
During the years ended December 31, 2016, 2015, and 2014, we purchased marine petroleum products from Aegean Oil in the amount of $63.8 million, $134.0 million, and $342.7 million respectively.
Additionally, during the years ended December 31, 2016, 2015 and 2014, we purchased marine petroleum products of $0.2 million, $0.2 million and $1.4 million, respectively, that were consumed in connection with our voyage revenues and are included "cost of voyage revenues - related companies" in the accompanying consolidated statements of income. During the years ended December 31, 2016, 2015, and 2014, purchases of marine petroleum products of amounts $0.7 million, $0.8 million, and $1.7, respectively, were included in the selling and distribution expenses in the accompanying consolidated statements of income.

Voyage Revenues: During the year ended December 31, 2016, several of our vessels were employed under contracts with Aegean Oil and we recorded revenue of $5.9 million in aggregate under these contracts.
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
Aegean Shipping Management S.A.
We conduct transactions with Aegean Shipping Management and certain vessel-owning companies, or collectively Aegean Shipping, which are related companies owned and controlled by members of Mr. Melisanidis' family. Aegean Shipping is the owner and operator of an international shipping of fleet tankers which are chartered out in the international spot markets. Aegean Shipping is managed by a full-time executive team and has no common management with us. Aegean Shipping purchases marine fuel and lubricants from us. Our sales of marine petroleum products to Aegean Shipping for the years ended December 31, 2016, 2015 and 2014 amounted to $1.5 million, $1.7 million and $7.7 million, respectively. We also incurred hire charges related to cargo transportation from Aegean Shipping for the years ended December 31, 2016, 2015, and 2014 in the of amounts of $0, $0 million and $1.4 million, respectively.
Leveret International Inc. and AMPNInvest LLC
Registration Rights Agreement. On December 13, 2006, we entered into a registration rights agreement with Leveret and AMPNInvest LLC, our then-existing shareholders, pursuant to which we granted Leveret and AMPNInvest LLC, and certain of its transferees, the right, under certain circumstances and subject to certain restrictions, including restrictions included in the lock-up agreements, to require us an aggregate of three times to register under the Securities Act shares of our common stock held by Leveret (which no longer has any registrable shares) and Messrs. Georgiopoulos and John Tavlarios, AMPNInvest LLC's successors-in-interest. Under the registration rights agreement, Messrs. Georgiopoulos and John Tavlarios have the right to request us an aggregate of three times to register the sale of shares held by each of them on their behalf and may require us to make available shelf registration statements permitting sales of shares into the market from time to time over an extended period. In addition, Messrs. Georgiopoulos and Tavlarios have the ability to exercise certain piggyback registration rights. All expenses relating to registration will be borne by the Company.
Aegean V
Bunkering Agreement. In 2011, we entered into separate contracts with Aegean V, which is owned and controlled by relatives of Mr. Dimitris Melisanidis, pursuant to which two of our vessels, the Amorgos and the Karpathos, provide freight services to Aegean V. Under these agreements, we earned revenue based on the distance our vessels travel and the volumes they transport. For the years ended December 31, 2016, 2015, and 2014, our aggregate revenue under these contracts was $0, $0 million and $1.8 million, respectively.
Aegean VIII
Bunkering Agreement. During the years ended December 31, 2016 and 2015, we employed two of our vessels, the Naxos and the Karpathos, under agreements with Aegean VIII, which is owned and controlled by relatives of Mr. Dimitris Melisanidis. During the year ended December 31, 2014, we employed three of our vessels, the Amorgos, the Naxos and the Karpathos, under agreements with Aegean VIII. Under these agreements, we earn revenue based on the distance our vessels travel and the volumes they transport. For the years ended December 31, 2016, 2015 and 2014, our aggregate revenue under these contracts was $5.3 million, $5.3 million, and $3.4 million, respectively.
Gener8 Maritime, Inc. (formerly, General Maritime Corporation)
Sale of Marine Petroleum Products to Gener8 Maritime, Inc. (formerly, General Maritime Corporation). Gener8, a tanker company, purchases marine fuel and lubricants from us. Mr. Georgiopoulos, the Chairman of our board of directors and our shareholder, serves as Chairman of the board of directors and Chief Executive Officer of Gener8 and Mr. John Tavlarios, our director and shareholder, is the Chief Operating Officer of Gener8. Our sales of marine petroleum products to Gener8 for the years ended December 31, 2016, 2015, and 2014 amounted to $6.1 million, $7.6 million and $7.2 million, respectively. We also use Gener8 vessels for transportation of our cargo and incurred hire charges from Gener8 for the years ended December 31, 2016, 2015, and 2014 amounting to $0, $0.2 million and $1.5 million, respectively.

Unique Tankers
Sale of Marine Petroleum Products to Unique Tankers. Unique Tankers, a tanker pool, purchases marine fuel and lubricants from us. Unique Tankers is a fully owned subsidiary of Gener8. During 2015, Gener8 transitioned the employment of all of its vessels out of the Unique Tanker pool. Our sales of marine petroleum products to Unique Tankers for the years ended December 31, 2016, 2015, and 2014 amounted to $0 million, $1.2 million and $9.9 million, respectively.
Melco S.A.
During the year ended December 31, 2016, 2015 and 2014, we sold to Melco, a company owned and controlled by members of Mr. Melisanidis' family, marine petroleum products in the amount of $0, $0, and $3.7 million, respectively. During the years ended December 31, 2016, 2015 and 2014, we also purchased from Melco marine petroleum products of amount $0.1 million, $2.7 million and $5.9 million, respectively.
Grady Properties Corporation SA
On October 24, 2016, AMP, our wholly-owned subsidiary, entered into a loan agreement with Grady Properties Corporation SA, a company owned by relatives of Mr. Dimitris Melisanidis, for an amount up to $25 million. Please see "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities" for more information.
Other Companies
The amounts due from other companies affiliated with Mr. Peter C. Georgiopoulos were $0 million, $0.19 million, and $0.23 million as of December 31, 2016, 2015, and 2014, respectively.
The amounts due from other companies owned by Mr. Dimitris Melisanidis or his relatives were $1.34 million, $0.61 million, and $0.47 million as of December 31, 2016, 2015, and 2014, respectively.
The amounts due to other companies owned by Mr. Dimitris Melisanidis or his relatives were $1.29 million, $1.16 million, and $0.76 million as of December 31, 2016, 2015, and 2014, respectively.
Sales of marine petroleum products to other companies of Mr. Peter C. Georgiopoulos were $0.63 million, $1.01 million, and $2.84 million for the years ended December 31, 2016, 2015, and 2014, respectively.
Sales of marine petroleum products to other companies of Mr. Dimitris Melisanidis or his relatives were $0.31 million, $0.19 million, $0 for the years ended December 31, 2016, 2015, and 2014, respectively.
Voyage and other revenues from other companies owned by Mr. Dimitris Melisanidis or his relatives were $0.10 million, $0.10 million and $0.11 million as of December 31, 2016, 2015 and 2014, respectively.
Other Related Party Transactions
Office Lease. We lease our head offices at 10, Akti Kondili, Piraeus, 18545 from Aegean Warehouse, which is owned and controlled by members of the family of Mr. Dimitris Melisanidis. Mr. Melisanidis may also be deemed a control person of Aegean Warehouse for U.S. securities law purposes, but Mr. Melisanidis disclaims such control. We pay a monthly rate of approximately $60,000 under the rental agreement, which expires on March 2023. During the year ended December 31, 2016, 2015 and 2014, we paid approximately $0.6 million, $0.6 million and $0.7 million under the agreement.
We also lease an office at 299 Park Avenue, New York, New York 10171, from Gener8 (formerly, General Maritime), which expires in on December 2017. We pay an average monthly rental, which includes services that Gener8 provides for us, of approximately $16,500. During the years ended December 31, 2016, 2015 and 2014, we paid approximately $0.2 million, $0 million and $0 million, respectively under the agreement.

Legal Services. We have retained Mr. Spyridon Fokas, our director, general counsel and corporate secretary, to provide legal services from time to time. The legal services rendered by Mr. Fokas' firm included advice on general corporate formation matters as well as ship and corporate financings.
Fujairah in-land storage facility: In July 2010, Mr. Melisanidis, our founder, former head of corporate development and former major shareholder, transferred to us, for no consideration, all of the shares of Aegean Oil Terminal Corporation, a company that possesses a 25-year terminal lease agreement with the Municipality of Fujairah. The lease agreement may be automatically renewed for an additional 25 years. We completed the construction of the new facility in the fourth quarter of 2014. We have paid $205.3 million, net of capitalized interest, for construction and other related costs during the construction period.
Vessel disposals. On September 9, 2016, we sold the vessel Aegean Princess to a related company owned by relatives of Mr. Dimitris Melisanidis. The loss on the sale of this vessel of $3.9 million is included under the loss on sale of vessels, net in our consolidated statements of income. As of December 31, 2016, the amount due from the sale was $0.4 million and is included in the other receivables from related parties.

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
In November 2005, an unrelated party filed a declaratory action against one of our subsidiaries before the First Instance Court of Piraeus, Greece. The plaintiff asserted that he was instrumental in the negotiation of our eight-year fuel purchase agreement with a government refinery in Jamaica and sought a judicial affirmation of his alleged contractual right to receive a commission of $0.01 per metric ton of marine fuel over the term of the contract. In December 2008, the First Instance Court of Piraeus dismissed the plaintiff's action as vague and inadmissible, however we appealed that decision on the grounds that there was no contract between the Company and the plaintiff and that the court lacked jurisdiction. While the action was pending in Greece, the plaintiff commenced a new action involving the same cause of action before the Commercial Court of Paris, France, which dismissed that action in June 2009. The plaintiff's appeal of the dismissal was denied by the Paris Court of Appeal in February 2010. In January 2012, the plaintiff commenced a new action relating to the same allegations before the Commercial Court of Paris, which was dismissed on June 27, 2012 in favor of the competence and jurisdiction of the Greek courts. In July 2012, the plaintiff filed a "contredit," an appeal procedure under French law. In November 2013, the Court held that there is no matter pending in Greece that would allow the French courts to decline jurisdiction to the benefit of the Greek proceedings. As a result, the case is to return to the Commercial Court of Paris which should have to examine the admissibility of plaintiff's claim in France. The relevant pleadings were issued on December 18, 2015. According to its decision the French Court held that the plaintiff is entitled to a part compensation based on a half of its claim fee of $0.01 per metric ton sold but limited to the amount of $0.7 million with respect to the years 2005 to 2008. The Judgement is enforceable subject to the submission by the plaintiff to AMP of a bank guarantee as counter-security covering the reimbursement to AMP of the said sum plus interest. Until now the plaintiff has been unable to submit a properly worded bank guarantee. Both AMP and the plaintiff have also filed contrary appeals of the decision issued. Both parties have now submitted their respective pleadings, but the relevant pleading has not yet been scheduled. We believe that this claim lacks in merit and that the outcome of this lawsuit will not have a material effect on the Company.

On December 18, 2014, we and Aegean Bunkering (USA) LLC, or the Aegean Parties, filed a one-count complaint for breach of contract against Hess Corporation, or Hess, in New York Supreme Court, New York County (653887/2014), alleging that Hess breached certain express representations and warranties in representing its financial condition in an agreement pursuant to which Hess sold its bunker oil business to Aegean Bunkering (USA) LLC, or the Agreement. In the complaint, the Aegean Parties sought approximately $28 million in compensatory damages, exclusive of interest and costs. On February 9, 2015, Hess filed an answer to the complaint. During the course of discovery, through co-counsel Boies Schiller & Flexner LLP, the Aegean Parties filed a motion for leave to amend the complaint on December 15, 2015. The proposed amended complaint added a claim for fraud and fraudulent inducement in connection with the Agreement, seeking approximately $127 million in compensatory damages, exclusive of interest and costs, and punitive damages in an amount to be determined at trial. On Hess's consent, the Aegean Parties' motion to amend the complaint was granted on January 15, 2016. On February 3, 2016, Hess filed a motion to dismiss the amended complaint in part, specifically, the fraud and fraudulent inducement claim and portions of the contract claim. The Aegean Parties' responded to the motion to dismiss on March 4, 2016, and Hess submitted its reply thereafter. On March 31, 2017, the Aegean Parties have filed with the Court a Notice of Issue to request a trial date. The parties have continued with discovery and await a decision from the Court. We are not in a position to comment further on this matter at this time.
We have supplied bunkers through agreements with various entities of the O.W. Bunker, which filed for bankruptcy in November 2014. We issued notice to members of the O.W. Bunker for the request of payment for the value of the bunkers supplied. Our exposure for these supplies amounts to $5.0 million, of which $2.9 million is recorded as a provision for doubtful accounts in our consolidated balance sheets.  We believe that the respective members of the O.W. Bunker were never the rightful owners of the bunkers and are currently trying to work out escrow or other practical solutions with the end users. We expect to recover the amount of at least $2.0 million.
Our subsidiary, Aegean Oil Terminal Corporation, or AOTC, has provided storage facilities through agreements to Alco Shipping Services LLC, or Alco Shipping, Alco Fuel Trading LLC or Alco Trading, House of Gas Trading DMCC, or House of Gas, and SeaCrest Refined Oil Products Trading LLC, or SeaCrest. In breach of their obligations under their agreements, Alco Shipping, Alco Trading, House of Gas and SeaCrest failed to deliver any products to the terminal and to pay the invoices in the principal sum of $2.0 million. Following various demands for payment and in the absence of payments, AOTC has terminated the agreements and commenced legal proceedings against Alco Trading, Alco Shipping and House of Gas in the High Court of London. Sea Crest has issued and delivered to AOTC checks as security of payment of the outstanding invoices but since these bounced due to lack of funds, AOTC has filed criminal charges against the company. We have recorded in our books a provision for the full amount due by the above companies.
Various claims, suits, and complaints, including those involving government regulations, arise in the ordinary course of business. In addition, losses may arise from disputes with charterers, agents, insurance carriers and other claims with suppliers relating to the operations of our vessels. Currently, management is not aware of any such claims or contingent liabilities for which a provision should be established in the accompanying consolidated financial statements.
Dividend Policy
Our policy is to pay regular cash dividends on a quarterly basis on shares of our common stock so long as we have sufficient capital or earnings to do so. While we cannot assure you that we will continue to do so in the future, and subject to, among other things, legal requirements, our ability to obtain financing on terms acceptable to us and our ability to satisfy financial covenants contained in our financing arrangements, we paid dividends of $0.02 per share with respect to the first, second, third and fourth quarters of 2016 and 2015, respectively. We anticipate retaining most of our future earnings, if any, for use in our operations and the expansion of our business. Any further determination as to dividend policy will be made by our board of directors and will depend on a number of factors, including the requirements of Marshall Islands law, our future earnings, capital requirements, financial condition and future prospects and such other factors as our board of directors may deem relevant.
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

B.	Significant Changes.
There have been no significant changes since the date of the annual consolidated financial statements included in this report.
ITEM 9.          OFFER AND THE LISTING
A.	Offer and Listing Details.
Shares of our common stock commenced trading on the NYSE on December 8, 2006 under the symbol "ANW."
The following table sets forth the high and low closing prices of our shares of common stock on the NYSE for the periods indicated below.
For the Fiscal Year Ended	High	Low
December 31, 2012	$7.85	$4.30
December 31, 2013	$12.62	$5.73
December 31, 2014	$14.02	$7.29
December 31, 2015	$15.53	$6.54
December 31, 2016	$12.45	$5.21

For the Quarter Ended
March 31, 2015	$14.99	$13.19
June 30, 2015	$15.53	$12.35
September 30, 2015	$12.56	$6.54
December 31, 2015	$9.53	$6.73
March 31, 2016	$8.29	$6.19
June 30, 2016	$8.40	$5.50
September 30, 2016	$10.78	$5.21
December 31, 2016	$12.45	$8.15
March 31, 2017	$12.05	$9.80

For the Month:
November 2016	$11.25	$8.15
December 2016	$12.45	$10.05
January 2017	$11.40	$10.30
February 2017	$11.30	$9.80
March 2017	$12.05	$10.40
April 2017	$12.95	$11.15
May (through May 12, 2017)	$11.30	$10.20

B.	Plan of Distribution
Not applicable
C.	Markets.
Shares of our common stock are trading on the NYSE under the symbol "ANW."
D.	Selling Shareholders
Not applicable.
E.	Dilution
Not applicable.

F.	Expenses of the Issue
Not applicable.
ITEM 10.          ADDITIONAL INFORMATION
A.	Share capital.
Not applicable.
B.	Memorandum and Articles of Association.
Our amended and restated articles of incorporation have been filed as exhibit 3.1 to the Registration Statement on Form F-1 (Registration No. 333-129768) with the SEC on November 17, 2005. Our second amended and restated bylaws have been filed as exhibit 1.3 to our Annual Report on Form 20-F for the year ended December 31, 2015 with the SEC on April 28, 2016. The information contained in these exhibits is incorporated by reference herein.
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
Authorized Capitalization
Under our amended and restated articles of incorporation, our authorized capital stock consists of 100,000,000 shares of common shares, par value $0.01 per share, of which 39,446,322 shares were issued and outstanding as of May 12, 2017 and 25,000,000 preferred shares, par value $0.01 per share, of which no shares are issued and outstanding.

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
Greek Tax Considerations
AMP has established an office in Greece which provides services to AMP and AMP's office in Cyprus. Under the laws of Greece, and in particular under Greek Law 3427/2005, the income of AMP's Greek office is calculated on a cost plus basis on expenses incurred by that office. This determination is subject to periodic review every five years. The profit margin set by the Greek Ministry of Economy and Finance for the period 2011 to 2015 is 5.42%. With respect to the period of 2016 to 2020, the Greek Ministry of Economy and Finance has set a profit margin of 5%. The relevant study is pending for approval and once confirmed it will apply retroactively from January 1, 2016. AMP's income, as calculated by applying the applicable profit margin, is subject to Greek corporate income tax at the rate of 29%, 29%, and 26%, respectively, for the fiscal years 2016, 2015 and 2014. All expenses to which the profit margin applies are deducted from gross income for Greek corporate income tax purposes. Accordingly, under Greek Law 3427/2005, as currently applied to us, we expect that AMP will continue to have no liability for any material amount of Greek income tax.

Additionally, according to tax legislation ratified on January 11, 2013, all vessels with a non-Greek flag, which are managed by Greek or foreign ship management companies established in Greece, bear tonnage tax on the basis of the gross tonnage and age of the vessel. Our vessels did not incur material tax liabilities as a result of this new legislation.
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
Belgium Tax Considerations
Our operations in Belgium, through our subsidiaries Aegean Bunkers at Sea NV, or ABAS, and ANWE, are subject to Belgium income taxation. For the year ended December 31, 2016, our operations in Belgium were taxed at a rate of 33.99%. Please see Note 23 to our consolidated financial statements included herein for further discussion on our tax liability in Belgium.
Canada Tax Considerations
Our operations in Canada, through our subsidiary ICS Petroleum Ltd., are subject to Canada income taxation. For the year ended December 31, 2016, our operations in Montreal were taxed at a rate of 26.9% and our operations in Vancouver were taxed at a rate of 26. Please see Note 23 to our consolidated financial statements included herein for further discussion on our tax liability in Canada.
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
ITEM 11.          QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Price Risk
Our price risk has been minimal because we have generally purchased inventory for which we have already had a binding sales contract in place. We generally do not fix future prices for delivery of fuel in excess of one week and our suppliers generally use average PLATTS pricing in their calculation of cost prices to us. Accordingly, our exposure to price risk has covered a period of only a few days. For the year ended December 31, 2016, we imported and stored cargos of marine fuel prior to resale to our customers. Accordingly, in some regions, we purchased fuel before entering into a binding sales contract with a customer. We believe that our exposure to price risk in these locations covers a period of one to two weeks. From time to time, we take positions in fuel pricing contracts. Our policy is to not use fuel related derivative financial instruments for speculative purposes. Generally, fuel pricing contracts may be used to hedge exposure to changes in the net cost of marine fuel purchases. Upon settlement, if the contracted net price of marine fuel purchased is less than the settlement price, the seller of the fuel pricing contract is required to pay the buyer an amount equal to the difference between the contracted price and the settlement price. Conversely, if the contracted price is greater than the settlement price, the buyer is required to pay the seller the settlement sum. If we take positions in fuel pricing contracts or other derivative instruments, we could suffer losses in the settling or termination of these agreements. This could adversely affect our results of operation and cash flow.

During the years ended December 31, 2016 and 2015, we entered into fuel pricing contracts for 29,562,250 and 14,553,635 metric tons, respectively. These derivatives are intended to serve as an approximate hedge for the net cost of fuel purchases. Our fuel pricing contracts do not qualify as cash flow hedges for accounting purposes and therefore gains or losses are recognized in the accompanying consolidated statements of income. Fuel pricing contracts are settled on a monthly basis using quoted market prices of the underlying commodity. The fair value of these instruments as of December 31, 2016 was a liability of $12.4 million. The fair value of these instruments as of December 31, 2015 was an asset of $22.4 million. During the years ended December 31, 2016 and 2015, we recognized a loss of $70.2 million and a gain of $45.8 million, respectively. In the future, we may enter into long-term fixed price sales commitments, which fix the prices of future fuel sales. Furthermore, we may use cargo storage in our other service centers or we might import larger cargos of fuel for storage, which would increase our oil price risk. Furthermore, in the future, we might execute cargo trading transactions to arbitrage the price of marine fuel, which method would increase our oil price risk. Finally, we may enter into derivative contracts in the forms of swaps or futures in order to mitigate the risk of market price fluctuations in marine fuel. Please refer to Note 14 to our consolidated financial statements included at the end of this annual report which provides additional information on our derivatives as of December 31, 2016 and 2015.
Interest Rate Risk
We are subject to market risks relating to changes in interest rates as we have significant amounts of floating rate long-term debt and short-term borrowings outstanding. During the year ended December 31, 2016, we paid interest on this debt mainly based on LIBOR plus an average spread of 2.34% on our bank loans. A one percent increase in LIBOR would have increased our interest expense for the year ended December 31, 2016 from $24.8 million to $30.8 million. We expect to repay our borrowings on a periodic basis using cash flows from operations.
We enter into interest rate swap agreements from time to time in order to economically hedge our exposure to variability in our floating rate long-term debt. As of December 31, 2016, we had four interest rate swap agreement in place. The total notional principal amount of these swaps as of December 31, 2016 and 2015 was $228.7 million and $4.2 million, respectively. These swaps have specified rates and duration. Please refer to the table in Note 14 of our consolidated financial statements included at the end of this annual report for a summary of the terms of this interest rate.
Under our interest rate swap transactions, the bank makes quarterly floating-rate payments to us for the relevant amount based on the floating interest rate and we make quarterly payments to the bank on the relevant amount at the respective fixed rates.
Our interest rate swap does not meet hedge accounting criteria under accounting guidance relating to hedge accounting. Although we are exposed to credit-related losses in the event of non-performance in connection with such swap agreement, because the counterparty is rated A or better at the time of the transaction, we consider the risk of loss due to its nonperformance to be minimal. Through this swap transaction, we effectively hedged the interest rate exposure of our 2010 Newbuilding Secured Loan Facility and our debt exposure related to our working capital.
Exchange Rate Risk
We have conducted the vast majority of our business transactions in U.S. dollars. We have purchased marine petroleum products in the international oil and gas markets and our vessels have operated in international shipping markets; both these international markets transact business primarily in U.S. dollars. Accordingly, our total revenues have been fully denominated in U.S. dollars and our cost of marine petroleum products, which, for the year ended December 31, 2016, comprised approximately 92% of our total operating expenses, have been denominated in U.S. dollars. Our balance sheet is mainly comprised of dollar-denominated assets including trade receivables, inventories and the cost of vessels, and liabilities including trade payables, short-term borrowings and long-term loans. Our foreign exchange losses in recent periods have mainly arisen from the translation of assets and liabilities of our service centers that are denominated in local currency. Accordingly, the impact of foreign exchange fluctuations on our consolidated statements of income has been minimal.
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
ITEM 15.          CONTROLS AND PROCEDURES
(a)          Disclosure controls and procedures.
Our President and Principal Executive Officer and Chief Financial Officer evaluated the effectiveness of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2016. Based on that evaluation, our President and the Chief Financial Officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

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
Management, with the participation of our President and Principal Executive Officer and Chief Financial Officer, assessed the effectiveness of the design and operation of our internal control over financial reporting pursuant to Rule 13a-15 of the Exchange Act as of December 31, 2016. Based upon that evaluation, our President and Principal Executive Officer and Chief Financial Officer concluded that our internal controls over financial reporting were effective as of December 31, 2016.
The effectiveness of our internal control over financial reporting, as of December 31, 2016 has been audited by PricewaterhouseCoopers S.A., an independent registered public accounting firm. Their audit report on the effectiveness of internal control over financial reporting is presented in "Item 18. Financial Statements."
(c)          Attestation report of the registered public accounting firm.
The registered public accounting firm that audited the consolidated financial statements, PricewaterhouseCoopers S.A., has issued an attestation report on our internal control over financial reporting, appearing on page F-2 of the consolidated financial statements filed as a part of this annual report.
(d)          Changes in internal control over financial reporting.
There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
ITEM 16A.          AUDIT COMMITTEE FINANCIAL EXPERT
In accordance with the rules of the NYSE, the exchange on which our common stock is listed, we have appointed an audit committee whose members as of December 31, 2016 are Messrs. Konomos, Papanicolaou and Koutsomitopoulos, and Mr. Konomos has been determined to be a financial expert by our board of directors and independent, as that term is defined in the listing standards of the NYSE.
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
10 Akti Kondili
185 45, Piraeus, Greece
Telephone: +30 (210) 458-6200

ITEM 16C.          PRINCIPAL ACCOUNTING FEES AND SERVICES
Our former principal accountants, Deloitte Certified Public Accountants S.A. (formerly known as Deloitte Hadjipavlou Sofianos & Cambanis S.A.), an independent registered public accounting firm and member of Deloitte Touche Tohmatsu Limited, have billed us for audit, audit-related and non-audit services as follows:

	Year Ended December 31,
	2016	2015
	(in millions of U.S. dollars)
Audit fees	-	0.9
Audit-related fees	-	-
Tax- relates fees	-	-
All other fees	0.1	0.1
Total fees	0.1	1.0

Our current principal accountants, PricewaterhouseCoopers S.A., an independent registered public accounting firm, have billed us for audit, audit-related and non-audit services as follows:
Year Ended December 31,
2016
(in millions of U.S. dollars)
Audit fees	0.9
Audit-related fees	0.1
Tax- relates fees	-
All other fees	-
Total fees	1.0

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
ITEM 16D.          EXEMPTIONS FROM LISTING STANDARDS FOR AUDIT COMMITTEES
None.
ITEM 16E.          PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASES
Period	Total Number of Shares Purchased		Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
August 2016	11,303,031	*	$8.81	—	—
* On September 15, 2016, we repurchased 11,303,031 of our common shares that were beneficially owned by our then founder and head of corporate development, Mr. Dimitris Melisanidis. The transaction was approved by an independent committee of our board of directors. In connection with the repurchase, Mr. Melisanidis stepped down from his role as head of corporate development at the Company. The total repurchase represented approximately 22% of our shares then outstanding.

ITEM 16F.          CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT
On June 20, 2016, we appointed PricewaterhouseCoopers S.A. as the Company's independent auditor for the fiscal year ending December 31, 2016, and dismissed Deloitte Certified Public Accountants S.A. as our independent auditor. Our appointment of PricewaterhouseCoopers S.A. and dismissal of Deloitte Certified Public Accountants S.A. was approved by our audit committee.
The information required to be disclosed pursuant to this Item 16F was previously reported on Form 6-K, filed with the SEC on June 24, 2016.
ITEM 16G.          CORPORATE GOVERNANCE
Pursuant to an exception for foreign private issuers, we, as a Marshall Islands company, are not required to comply with the corporate governance practices followed by U.S. companies under the NYSE listing standards. We believe that our established practices in the area of corporate governance are in line with the spirit of the NYSE standards and provide adequate protection to our shareholders. In this respect, we have voluntarily adopted NYSE required practices, such as (a) establishing audit, compensation and nominating committees and (b) adopting a Code of Ethics.
There are three significant differences between our corporate governance practices and the practices required by the NYSE. The NYSE requires that a majority of the board of directors be independent.  The NYSE also requires that non-management directors meet regularly in executive sessions without management and that all independent directors meet in an executive session at least once a year. As permitted under Marshall Islands law and our bylaws, three out of six members of our board of directors are independent, and our non-management directors do not regularly hold executive sessions without management and we do not expect them to do so in the future.
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
Further, in lieu of obtaining shareholder approval prior to the issuance of designated securities, we will comply with provisions of the BCA, which allows our board of directors to approve share issuances.
Information about our corporate governance practices may also be found on our website, http://www.ampni.com, under "Investor Relations—Corporate Governance."
ITEM 16H.          MINE SAFETY DISCLOSURE
Not applicable.

PART III
ITEM 17.          FINANCIAL STATEMENTS
See "Item 18. Financial Statements."
ITEM 18.          FINANCIAL STATEMENTS
The financial statements, together with the report of PricewaterhouseCoopers S.A. therein, are set forth beginning on page F-1 and are filed as a part of this report.
ITEM 19.          EXHIBITS
Exhibit Number          Description

1.1	Amended and Restated Articles of Incorporation of Aegean Marine Petroleum Network Inc. (1)

1.2	Certificate of Designations of Rights, Preferences and Privileges of Series A Participating Preferred Stock of Aegean Marine Petroleum Network Inc. (5)

1.3	Second Amended and Restated Bylaws of Aegean Marine Petroleum Network Inc. (11)

2.1	Form of common share certificate of Aegean Marine Petroleum Network Inc. (1)

2.2	Stockholders Rights Agreement between Aegean Petroleum Network Inc. and Computershare Trust Company, N.A., dated August 14, 2009 (5)

2.3	Senior Indenture, dated October 23, 2013, by and between Aegean Marine Petroleum Network Inc. and Deutsche Bank Trust Company Americas, as trustee (9)

2.4	First Supplemental Indenture, dated October 23, 2013, by and between Aegean Marine Petroleum Network Inc. and Deutsche Bank Trust Company Americas, as trustee (9)

2.5	Indenture, dated December 19, 2016, by and between Aegean Marine Petroleum Network Inc. and U.S. Bank National Association, as trustee

4.1	Form of Registration Rights Agreement (1)

4.2	Marine Fuel Supply Service Agreement, dated April 1, 2005, by and between Aegean Marine Petroleum S.A. and Aegean Oil S.A. (1)

4.3	Amendment to the Marine Fuel Supply Service Agreement, dated December 1, 2016, by and between Aegean Marine Petroleum S.A. and Aegean Oil S.A.

4.4	Form of License Agreement by and between Aegean Oil S.A. and Aegean Marine Petroleum Network Inc. (1)

4.5
2005 Newbuilding Secured Syndicated Term Loan, dated August 30, 2005, by and among Aegean Baltic Bank S.A. and HSH Nordbank AG, as Lenders, and Kithnos Maritime Inc., Naxos Maritime Inc., Paros Maritime Inc., Santorini Maritime Inc. and Serifos Maritime Inc., as Borrowers (1)

4.6
Supplemental Agreement, dated June 8, 2007, relating to the 2005 Newbuilding Secured Syndicated Term Loan, dated August 30, 2005, by and among Aegean Baltic Bank S.A. and HSH Nordbank AG, as Lenders, and Kithnos Maritime Inc., Naxos Maritime Inc., Paros Maritime Inc., Santorini Maritime Inc. and Serifos Maritime Inc., as Borrowers (2)

4.7
Supplemental Agreement, dated January 27, 2011, to the 2005 Newbuilding Secured Syndicated Term Loan, dated August 30, 2005, by and among Aegean Baltic Bank S.A. and HSH Nordbank AG, as Lenders, and Kithnos Maritime Inc., Naxos Shipping (Pte.) Ltd, Paros Shipping (Pte.) Ltd., Santorini I Maritime Limited, and Serifos Shipping (Pte.) Ltd., as Borrowers (6)

4.8
Supplemental Agreement, dated June 23, 2011, to the 2005 Newbuilding Secured Syndicated Term Loan, dated August 30, 2005, by and among Aegean Baltic Bank S.A. and HSH Nordbank AG, as Lenders, and Kithnos Maritime Inc., Naxos Shipping (Pte.) Ltd, Paros Shipping (Pte.) Ltd., Santorini I Maritime Limited, and Serifos Shipping (Pte.) Ltd., as Borrowers (6)

4.9
Supplemental Letter, dated June 20, 2013, to the 2005 Newbuilding Secured Syndicated Term Loan, dated August 30, 2005, by and among Aegean Baltic Bank S.A. and HSH Nordbank AG, as Lenders, and Kithnos Maritime, Inc., Lefkas Maritime S.A., Paros Shipping (Pte.) Ltd., Santorini I Maritime Limited, and Serifos Shipping (Pte.) Ltd, as Borrowers (8)

4.10
Supplemental Agreement, dated July 16, 2014, relating to the 2005 Newbuilding Secured Syndicated Term Loan, dated August 30, 2005, by and among Aegean Baltic Bank S.A. and HSH Nordbank AG, as Lenders, and Kithnos Maritime Inc., Lefkas Maritime S.A., Paros Maritime Inc., Santorini I Maritime Limited and Serifos Shipping (Pte.) Ltd., as Borrowers (11)

4.11
Third 2006 Newbuilding Secured Term Loan, dated October 25, 2006, by and among Aegean Baltic Bank S.A. and HSH Nordbank AG, as Lenders, and Eton Marine Ltd., Benmore Services S.A. and Ingram Enterprises Co., as Borrowers (1)

4.12
Supplemental Agreement, dated May 25, 2011, to the Third 2006 Newbuilding Secured Term Loan, dated October 25, 2006, by and among Aegean Baltic Bank S.A. and HSH Nordbank AG, as Lenders, and Eton Marine Ltd., Benmore Services S.A. and Ingram Enterprises Co., as Borrowers (11)

4.13
Supplemental Agreement, dated June 23, 2011, to the Third 2006 Newbuilding Secured Term Loan, dated October 25, 2006, by and among Aegean Baltic Bank S.A. and HSH Nordbank AG, as Lenders, and Eton Marine Ltd., Benmore Services S.A. and Ingram Enterprises Co., as Borrowers (6)

4.14
Supplemental Letter, dated June 20, 2013, to the Third 2006 Newbuilding Secured Term Loan, dated October 25, 2006, by and among Aegean Baltic Bank S.A. and HSH Nordbank AG, as Lenders, and Eton Marine Ltd., Benmore Services S.A. and Ingram Enterprises Co., as Borrowers (8)

4.15	Second 2006 Newbuilding Secured Term Loan, dated October 27, 2006, by and among National Bank of Greece S.A., as Lender, and Tasman Seaways Inc. and Santon Limited, as Borrowers (1)

4.16
Supplemental Agreement, dated July 28, 2010, to the Second 2006 Newbuilding Secured Term Loan, dated October 27, 2006, by and among National Bank of Greece S.A., as Lender, and Tasman Seaways Inc. and Santon Limited, as Borrowers (11)

4.17
Supplemental Agreement, dated April 7, 2015, to the Second 2006 Newbuilding Secured Term Loan, dated October 27, 2006, by and among National Bank of Greece S.A., as Lender, and Tasman Seaways Inc. and Santon Limited, as Borrowers (11)

4.18
2006 Newbuilding Secured Syndicated Term Loan, dated October 30, 2006, by and among Aegean Baltic Bank S.A. and HSH Nordbank AG, as Lenders, and Kerkyra Marine S.A., Ithaki Marine S.A., Cephallonia Marine S.A., Paxoi Marine S.A., Zakynthos Marine S.A., Lefkas Marine S.A. and Kythira Marine S.A., as Borrowers (1)

4.19
Supplemental Letter, dated June 20, 2013, to the 2006 Newbuilding Secured Syndicated Term Loan, dated October 30, 2006, by and among Aegean Baltic Bank S.A. and HSH Nordbank AG, as Lenders, and Kerkyra Marine S.A., Ithaki Marine S.A., Cephallonia Marine S.A., Paxoi Marine S.A., Zakynthos Marine S.A., Lefkas Marine S.A. and Kythira Marine S.A., as Borrowers (8)

4.20
Supplemental Agreement, dated October 22, 2013, to the 2006 Newbuilding Secured Syndicated Term Loan, dated October 30, 2006, by and among Aegean Baltic Bank S.A. and HSH Nordbank AG, as Lenders, and Kerkyra Marine S.A., Ithaki Marine S.A., Cephallonia Marine S.A., Paxoi Marine S.A., Zakynthos Marine S.A., Lefkas Shipping (Pte.) Ltd. and Kythira Marine S.A., as Borrowers (11)

4.21
First 2006 Newbuilding Secured Term Loan, dated December 19, 2006, by and among The Royal Bank of Scotland plc, as Lender, and Aegean Marine Petroleum Network Inc. and Aegean Marine Petroleum S.A., as Borrowers (2)

4.22
Supplemental Letter, dated May 23, 2007, to the First 2006 Newbuilding Secured Term Loan, dated December 19, 2006, by and among The Royal Bank of Scotland plc, as Lender, and Aegean Marine Petroleum Network Inc. and Aegean Marine Petroleum S.A., as Borrowers (7)

4.23
Supplemental Letter, dated June 29, 2007, to the First 2006 Newbuilding Secured Term Loan, dated December 19, 2006, by and among The Royal Bank of Scotland plc, as Lender, and Aegean Marine Petroleum Network Inc. and Aegean Marine Petroleum S.A., as Borrowers (7)

4.24
Supplemental Letter, dated September 21, 2007, to the First 2006 Newbuilding Secured Term Loan, dated December 19, 2006, by and among The Royal Bank of Scotland plc, as Lender, and Aegean Marine Petroleum Network Inc. and Aegean Marine Petroleum S.A., as Borrowers (7)

4.25
Supplemental Letter, dated October 19, 2007, to the First 2006 Newbuilding Secured Term Loan, dated December 19, 2006, by and among The Royal Bank of Scotland plc, as Lender, and Aegean Marine Petroleum Network Inc. and Aegean Marine Petroleum S.A., as Borrowers (7)

4.26
Supplemental Letter, dated October 30, 2007, to the First 2006 Newbuilding Secured Term Loan, dated December 19, 2006, by and among The Royal Bank of Scotland plc, as Lender, and Aegean Marine Petroleum Network Inc. and Aegean Marine Petroleum S.A., as Borrowers (7)

4.27
Supplemental Letter, dated November 15, 2007, to the First 2006 Newbuilding Secured Term Loan, dated December 19, 2006, by and among The Royal Bank of Scotland plc, as Lender, and Aegean Marine Petroleum Network Inc. and Aegean Marine Petroleum S.A., as Borrowers (11)

4.28
Supplemental Agreement, dated February 17, 2011, to the First 2006 Newbuilding Secured Term Loan, dated December 19, 2006, by and among The Royal Bank of Scotland plc, as Lender, and Aegean Marine Petroleum Network Inc. and Aegean Marine Petroleum S.A., as Borrowers (11)

4.29
Supplemental Agreement, dated February 14, 2013, to the First 2006 Newbuilding Secured Term Loan, dated December 19, 2006, by and among The Royal Bank of Scotland plc, as Lender, and Aegean Marine Petroleum Network Inc. and Aegean Marine Petroleum S.A., as Borrowers, as amended (7)

4.30
Supplemental Letter, dated January 23, 2014, to the First 2006 Newbuilding Secured Term Loan, dated December 19, 2006, by and among The Royal Bank of Scotland plc, as Lender, and Aegean Marine Petroleum Network Inc. and Aegean Marine Petroleum S.A., as Borrowers (11)

4.31
Supplemental Letter, dated November 20, 2014, to the First 2006 Newbuilding Secured Term Loan, dated December 19, 2006, by and among The Royal Bank of Scotland plc, as Lender, and Aegean Marine Petroleum Network Inc. and Aegean Marine Petroleum S.A., as Borrowers (11)

4.32
2007 Newbuilding Secured Term Loan, dated July 5, 2007, by and among The Royal Bank of Scotland Plc, as Lender, and Andros Marine Inc., Dilos Marine Inc., Ios Marine Inc., Sifnos Marine Inc. and Tinos Marine Inc., as Borrowers (2)

4.33
Supplemental Agreement, dated September 12, 2008, to the 2007 Newbuilding Secured Term Loan, dated July 5, 2007, by and among The Royal Bank of Scotland Plc, as Lender, and Andros Marine Inc., Dilos Marine Inc., Ios Marine Inc., Sifnos Marine Inc. and Tinos Marine Inc., as Borrowers, as amended and supplemented (4)

4.34
Supplemental Agreement, dated August 17, 2012, to the 2007 Newbuilding Secured Term Loan, dated July 5, 2007, by and among The Royal Bank of Scotland Plc, as Lender, and Andros Marine Inc., Dilos Marine Inc., Ios Marine Inc., Aegean VII Shipping Ltd. and ANAFI Shipping (Pte.) Ltd., as Borrowers, as amended and supplemented (7)

4.35
Supplemental Agreement, dated November 20, 2012, to the 2007 Newbuilding Secured Term Loan, dated July 5, 2007, by and among The Royal Bank of Scotland Plc, as Lender, and Andros Marine Inc., Dilos Marine Inc., Ios Marine Inc., Aegean VII Shipping Ltd. and ANAFI Shipping (Pte.) Ltd., as Borrowers, as amended and supplemented (7)

4.36
Supplemental Agreement, dated February 27, 2013, to the 2007 Newbuilding Secured Term Loan, dated July 5, 2007, by and among The Royal Bank of Scotland Plc, as Lender, and Andros Marine Inc., Dilos Marine Inc., Ios Shipping Ltd, Aegean VII Shipping Ltd. and ANAFI Shipping (Pte.) Ltd., as Borrowers, as amended and supplemented (7)

4.37
Supplemental Agreement, dated April 16, 2013, to the 2007 Newbuilding Secured Term Loan, dated July 5, 2007, by and among The Royal Bank of Scotland Plc, as Lender, and Andros Marine Inc., Dilos Marine Inc., Ios Shipping Ltd, Aegean VII Shipping Ltd. and ANAFI Shipping (Pte.) Ltd., as Borrowers, as amended and supplemented (11)

4.38
Supplemental Letter, dated January 23, 2014, to the 2007 Newbuilding Secured Term Loan, dated July 5, 2007, by and among The Royal Bank of Scotland Plc, as Lender, and Andros Marine Inc., Dilos Marine Inc., Ios Shipping Ltd, Sifnos Marine Inc. and Aegean VII Shipping Ltd, as Borrowers (11)

4.39
2008 Newbuilding Secured Term Loan, dated April 24, 2008, by and among Aegean Baltic Bank S.A. and HSH Nordbank AG, as Lenders, and Kassos Navigation S.A., Tilos Navigation S.A., Symi Navigation S.A. and Halki Navigation S.A., as Borrowers (4)

4.40
Supplemental Agreement, dated March 28, 2011, to the 2008 Newbuilding Secured Term Loan, dated April 24, 2008, by and among Aegean Baltic Bank S.A. and HSH Nordbank AG, as Lenders, and Kassos Navigation S.A., Tilos Navigation S.A., Symi Navigation S.A. and Halki Navigation S.A., as Borrowers (11)

4.41
Supplemental Letter, dated June 8, 2011, to the 2008 Newbuilding Secured Term Loan, dated April 24, 2008, by and among Aegean Baltic Bank S.A. and HSH Nordbank AG, as Lenders, and Kassos Navigation S.A., Tilos Shipping (Pte.) Ltd., Symi Navigation S.A. and Halki Navigation S.A., as Borrowers (11)

4.42
Supplemental Agreement, dated June 23, 2011, to the 2008 Newbuilding Secured Term Loan, dated April 24, 2008, by and among Aegean Baltic Bank S.A. and HSH Nordbank AG, as Lenders, and Kassos Navigation S.A., Tilos Shipping (Pte.) Ltd., Symi Navigation S.A. and Halki Navigation S.A., as Borrowers (6)

4.43
Supplemental Letter, dated June 20, 2013, to the 2008 Newbuilding Secured Term Loan, dated April 24, 2008, by and among Aegean Baltic Bank S.A. and HSH Nordbank AG, as Lenders, and Kassos Navigation S.A., Tilos Shipping (Pte.) Ltd., Symi Navigation S.A. and Halki Navigation S.A., as Borrowers (8)

4.44
2013 Secured Multicurrency Revolving Credit Facility, dated September 19, 2013, by and among Aegean Marine Petroleum S.A., Aegean Petroleum International Inc., Aegean NWE N.V., ABN AMRO Bank N.V., BNP Paribas (Suisse) S.A., KBC Bank NV, Natixis, Cooperatieve Centrale Raiffeisen-Boerenleebank B.A., ING Belgium Brussels, Geneva Branch, Société Générale, Belfius Bank N.V./S.A., National Bank of Greece S.A., Credit Suisse AG, Mashreqbank PSC, Emirates NBD PJSC, London Branch, and Arab Bank (Switzerland) Ltd (8)

4.45
Amendment and Restatement Agreement, dated September 18, 2014, to the 2013 Secured Multicurrency Revolving Credit Facility by and among Aegean Marine Petroleum S.A., Aegean Petroleum International Inc., Aegean NWE N.V., ABN AMRO Bank N.V., BNP Paribas (Suisse) S.A., KBC Bank NV, Natixis, Cooperatieve Centrale Raiffeisen-Boerenleebank B.A., ING Belgium Brussels, Geneva Branch, Société Générale, Belfius Bank N.V./S.A., National Bank of Greece S.A., Credit Suisse AG, Mashreqbank PSC, Emirates NBD PJSC, London Branch, and Arab Bank (Switzerland) Ltd. (10)

4.46
Amendment and Restatement Agreement, dated September 16, 2015, to the 2013 Secured Multicurrency Revolving Credit Facility by and among Aegean Marine Petroleum S.A., Aegean Petroleum International Inc., Aegean NWE N.V., Aegean Bunkering German GMBH, ABN AMRO Bank N.V., BNP Paribas (Suisse) SA, KBC Bank NV, Natixis, Coӧperatieve Rabobank U.A., ING Belgium Brussels, Geneva Branch, Société Générale, Belfius Bank N.V./S.A., National Bank of Greece S.A., Credit Suisse AG, Mashreqbank PSC, Emirates NBD PJSC, London Branch, and Arab Bank (Switzerland) Ltd. (11)

4.47
Amendment and Restatement Agreement, dated September 16, 2016, to the 2013 Secured Multicurrency Revolving Credit Facility by and among Aegean Marine Petroleum S.A., Aegean Petroleum International Inc., Aegean NWE N.V., Aegean Bunkering German GMBH, ABN AMRO Bank N.V., BNP Paribas (Suisse) SA, KBC Bank NV, Natixis, Cooperatieve Centrale Raiffeisen-Boerenleebank B.A., ING Belgium Brussels, Geneva Branch, Société Générale, Belfius Bank N.V./S.A., National Bank of Greece S.A., Credit Suisse AG, Mashreqbank PSC, and Emirates NBD PJSC, London Branch

4.48	Uncommitted Line of Credit, dated December 17, 2013, by and between Aegean Bunkering (USA) LLC and ABN AMRO Capital USA LLC (8)

4.49	Amended and Restated 2014 Uncommitted Working Capital Facility, dated August 22, 2014, by and between Aegean Bunkering (USA) LLC and ABN AMRO Capital USA LLC (10)

4.50
Amendment, dated August 12, 2015, to the Amended and Restated 2014 Uncommitted Working Capital Facility, dated August 22, 2014, by and between Aegean Bunkering (USA) LLC and ABN AMRO Capital USA LLC (11)

4.51
Third Amendment, dated August 9, 2016, to the Amended and Restated 2014 Uncommitted Working Capital Facility, dated August 22, 2014, by and between Aegean Bunkering (USA) LLC and ABN AMRO Capital USA LLC

4.52	2014 Long Term Loan Agreement, dated March 21, 2014, by and between Aegean Barges NV and KBC Bank NV (8)

4.53	2015 Fujairah Credit Facility, dated October 7, 2015, by and among Aegean Oil Terminal Corporation, United Arab Bank P.J.S.C., and Abu Dhabi Commercial Bank P.J.S.C. (11)

4.54	2016 South Africa Credit Facility, dated March 21, 2016, by and among Aegean Bunkering Services Inc. and Piraeus Bank S.A. (11)

4.55
Amended and Restated Trade Receivables Purchase Agreement, dated November 13, 2015, by and between Aegean Marine Petroleum S.A., as Seller, and Deutsche Bank AG, New York Branch, and Deutsche Bank Trust Company Americas, as Purchasers (11)

4.56
First Amendment to Amended and Restated Trade Receivables Purchase Agreement, dated November 14, 2016, by and among Aegean Marine Petroleum S.A., as Seller, and Deutsche Bank AG, New York Branch and Deutsche Bank Trust Company Americas, as Purchasers

4.57	2015 Equity Incentive Plan (10)

4.58	2016 Loan Agreement, dated October 24, 2016, between Aegean Marine Petroleum S.A. and Grady Properties Corporation SA

4.59	Stock Purchase Agreement, dated August 17, 2016, amongst Aegean Marine Petroleum Network Inc., Leskira Holdings Co. Limited and Dimitris Melisanidis

4.60	OBAST Credit Facility, dated April 20, 2017, by and between OBAST Bunkering & Trading GmbH and HSH Nordbank AG

8.1	List of Subsidiaries

11.1	Code of Ethics (3)

12.1	Rule 13a-14(a)/15d-14(a) Certification of Principal Executive Officer

12.2	Rule 13a-14(a)/15d-14(a) Certification of Principal Financial Officer

13.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350

13.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350

101
The following financial information from Aegean Marine Petroleum Network Inc.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2016, formatted in Extensible Business Reporting Language (XBRL):

(i)            Consolidated Balance Sheets as of December 31, 2016 and 2015;
(ii)           Consolidated Statements of Income for the years ended December 31, 2016, 2015 and 2014;
(iii)	Consolidated Statements of Stockholders' Equity for the years ended December 31, 2016, 2015 and 2014;
(iv)	Consolidated Statements of Cash Flows for the years ended December 31, 2016, 2015 and 2014; and
(v)           Notes to Consolidated Financial Statements.

_____________
(1)	Filed as an exhibit to the Company's Registration Statement on Form F-1, Registration No. 333-129768 and incorporated by reference herein.
(2)	Filed as an exhibit to the Company's Registration Statement on Form F-1, Registration No. 333-146918 and incorporated by reference herein.
(3)	Filed as an exhibit to the Company's Annual Report on Form 20-F filed with the SEC on May 25, 2007 and incorporated by reference herein.
(4)	Filed as an exhibit to the Company's Annual Report on Form 20-F filed with the SEC on April 22, 2009 and incorporated by reference herein.
(5)	Filed as an exhibit to the Company's Registration Statement on Form 8-A filed with the SEC on August 14, 2009 and incorporated by reference herein.
(6)	Filed as an exhibit to the Company's Annual Report on Form 20-F filed with the SEC on April 13, 2012 and incorporated by reference herein.
(7)	Filed as an exhibit to the Company's Annual Report on Form 20-F filed with the SEC on April 26, 2013 and incorporated by reference herein.
(8)	Filed as an exhibit to the Company's Annual Report on Form 20-F filed with the SEC on April 25, 2014 and incorporated by reference herein.
(9)	Filed as an exhibit to the Company's Current Report on Form 6-K on October 25, 2013, and incorporated by reference herein.
(10)	Filed as an exhibit to the Company's Annual Report on Form 20-F filed with the SEC on May 15, 2015 and incorporated by reference herein.
(11)	Filed as an exhibit to the Company's Annual Report on Form 20-F filed with the SEC on April 28, 2016 and incorporated by reference herein.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AEGEAN MARINE PETROLEUM NETWORK INC.

	By:	/s/ E. Nikolas Tavlarios
Name: E. Nikolas Tavlarios Title: President
Date: May 16, 2017

AEGEAN MARINE PETROLEUM NETWORK INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of
Aegean Marine Petroleum Network Inc.:

In our opinion, the accompanying consolidated balance sheet and the related consolidated statement of income, of stockholders' equity, and of cash flows present fairly, in all material respects, the financial position of Aegean Marine Petroleum Network Inc. and its subsidiaries (the "Company") at December 31, 2016, and the results of their operations and their cash flows for the year ended December 31, 2016 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in "Management's annual report on internal control over financial reporting" appearing in Item 15(b) of the Company's 2016 Annual Report on Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audit. We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audit of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers S.A.
Athens, Greece
May 16, 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Stockholders of Aegean Marine Petroleum Network, Inc.
Majuro, Republic of the Marshall Islands
We have audited the accompanying consolidated balance sheets of Aegean Marine Petroleum Network, Inc. and subsidiaries (the "Company") as of December 31, 2015, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the two years in the period ended December 31, 2015. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Aegean Marine Petroleum Network, Inc. and its subsidiaries as of December 31, 2015, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.
/s/ Deloitte Certified Public Accountants S.A.
Athens, Greece
April 28, 2016 (May 16, 2017 as to the effects of the adoption of the new accounting guidance on the presentation of debt issuance costs and the recording of a provision for income tax as described in Note 1.)

AEGEAN MARINE PETROLEUM NETWORK INC.
CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of U.S. dollars – except for share and per share data)

	December 31,
	2016	2015
		Revised
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$93,836	$139,314
Trade receivables, net of allowance for doubtful accounts of $8,647 and $7,278 as of December 31, 2016 and 2015, respectively (Note 2 and 3)	503,751	309,874
Trade receivables from related companies (Note 4)	11,509	18,963
Due from related companies (Note 4)	9,548	6,887
Derivative asset (Note 14)	-	22,416
Inventories (Note 5)	187,766	114,531
Prepayments and other current assets, net of allowances for doubtful accounts of $2,160 and $565, as of December 31, 2016 and 2015, respectively (Note 6)	95,885	116,004
Deferred tax asset (Note 23)	3,769	2,133
Restricted cash (Note 2)	3,188	828
Total current assets	909,252	730,950
FIXED ASSETS:
Advances for other fixed assets under construction	2,985	398
Vessels, cost (Note 7)	457,401	480,346
Vessels, accumulated depreciation (Note 7)	(107,426)	(109,328)
Vessels' net book value	349,975	371,018
Other fixed assets, net (Note 8)	238,480	246,783
Total fixed assets	591,440	618,199
OTHER NON-CURRENT ASSETS:
Deferred charges, net (Note 9)	19,748	25,007
Intangible assets (Note 10)	7,708	8,778
Goodwill	66,031	66,031
Derivative asset (Note 14)	6,041	-
Other non-current assets	713	1,046
Total non-current assets	100,241	100,862
Total assets	1,600,933	1,450,011
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Short-term borrowings (Note 12)	261,359	249,497
Short-term borrowings from related companies (Note 4)	20,000	-
Current portion of long-term debt (Note 13)	33,495	26,398
Trade payables to third-parties	131,576	72,413
Other payables to related companies (Note 4)	1,344	1,190
Deferred tax liability (Note 23)	-	990
Derivative liability (Note 14)	12,503	-
Accrued and other current liabilities (Note 11)	37,435	43,260
Total current liabilities	497,712	393,748
NON-CURRENT LIABILITIES:
Long-term debt, net of current portion (Note 13)	502,777	434,120
Deferred tax liability (Note 23)	6,626	2,563
Derivative liability (Note 14)	987	420
Other non-current liabilities	3,240	2,273
Total non-current liabilities	513,630	439,376
COMMITMENTS AND CONTINGENCIES (Note 15)
STOCKHOLDERS' EQUITY:
Preferred stock, $0.01 par value; 25,000,000 shares authorized, none issued (Note 21)		-
Common stock, $0.01 par value; 100,000,000 shares authorized at December 31, 2016 and December 31, 2015; 41,375,461 and 51,382,492 shares issued and 39,403,822 and 49,410,853 shares outstanding at December 31, 2016 and December 31, 2015, respectively (Note 21)	414	514
Treasury stock, $0.01 par value; 1,971,639 shares, repurchased at December 31, 2016 and December 31, 2015 (Note 21)	(29,327)	(29,327)
Additional paid-in capital (Note 21)	418,215	394,068
Retained earnings	200,231	251,632
Total AMPNI stockholders' equity	589,533	616,887
Non-controlling interest	58	-
Total equity	589,591	616,887
Total liabilities and equity	$1,600,933	$1,450,011
The accompanying notes are an integral part of these consolidated financial statements.

AEGEAN MARINE PETROLEUM NETWORK INC.
CONSOLIDATED STATEMENTS OF INCOME
(Expressed in thousands of U.S. dollars – except for share and per share data)

	For the Year Ended December 31,
	2016	2015	2014
		Revised	Revised
Revenues
Revenues – third-parties (Note 16)	$4,055,557	$4,211,596	$6,625,244
Revenues – related companies (Note 4 and 16)	20,662	20,058	36,557
Total Revenues	4,076,219	4,231,654	6,661,801

Cost of Revenues
Cost of revenues – third-parties (Note 16)	3,658,681	3,762,688	5,971,819
Cost of revenues – related companies (Note 4 and 16)	64,054	137,137	352,888
Total Cost of Revenues	3,722,735	3,899,825	6,324,707

Gross Profit	353,484	331,829	337,094

OPERATING EXPENSES:
Selling and Distribution (Note 17)	202,266	205,078	220,830
General and Administrative (Note 18)	49,757	43,318	38,099
Amortization of intangible assets (Note 10)	1,070	1,421	3,323
Loss on sale of vessels, net (Note 7)	6,312	130	12,864
Impairment charge (Note 7 and 10)	-	5,308	4,062
Total operating expenses	259,405	255,255	279,178

Operating income	94,079	76,574	57,916

OTHER INCOME/(EXPENSE):
Interest and finance costs (Note 19)	(36,499)	(37,608)	(33,898)
Interest income	251	52	117
Foreign exchange (losses) / gains, net	(1,544)	308	(6,032)

Total other expenses, net	(37,792)	(37,248)	(39,813)
Income before income taxes	56,287	39,326	18,103

Income taxes (Note 23)	(4,358)	(4,485)	(1,964)

Net income	51,929	34,841	16,139
Net income attributed to non-controlling interest	58	-	49
Net income attributed to AMPNI shareholders	$51,871	$34,841	$16,090

Basic earnings per common share (Note 22)	$1.11	$0.71	$0.34
Diluted earnings per common share (Note 22)	$1.11	$0.71	$0.34

Weighted average number of common shares outstanding, basic (Note 22)	44,919,189	47,271,582	46,271,716
Weighted average number of common shares outstanding, diluted (Note 22)	44,919,189	47,271,582	46,271,716
The accompanying notes are an integral part of these consolidated financial statements.

AEGEAN MARINE PETROLEUM NETWORK INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
 (Expressed in thousands of U.S. dollars – except for share and per share data)

	Common Stock		Treasury Stock

	Number of Shares	Par Value	Number of Shares	Value	Additional Paid-in Capital	Retained Earnings	Non- Controlling Interest	Total
						Revised		Revised

BALANCE, December 31, 2013	49,243,659	492	(1,971,639)	(29,327)	363,160	207,030	291	541,646

- Net income	-	-	-	-	-	16,090	49	16,139
- Dividends declared and paid ($0.05 per share) (Note 21)	-	-	-	-	-	(2,403)	-	(2,403)
- Share-based compensation (Note 20)	999,333	10	-	-	8,764	-	-	8,774
-Purchase of non- controlling interest in subsidiary	-	-	-	-	-	-	(340)	(340)

BALANCE, December 31, 2014	50,242,992	502	(1,971,639)	(29,327)	371,924	220,717	-	563,816

- Net income	-	-	-	-	-	34,841	-	34,841
- Dividends declared and paid ($0.08 per share) (Note 21)	-	-	-	-	-	(3,926)	-	(3,926)
- Equity component of convertible notes	-	-	-	-	12,114	-	-	12,114
- Share-based compensation (Note 20)	1,139,500	12	-	-	10,030	-	-	10,042

BALANCE, December 31, 2015	51,382,492	514	(1,971,639)	(29,327)	394,068	251,632	-	616,887

- Net income	-	-	-	-	-	51,871	58	51,929
- Dividends declared and paid ($0.08 per share) (Note 21)	-	-	-	-	-	(3,805)	-	(3,805)
- Equity component of convertible notes	-	-	-	-	11,931	-	-	11,931
- Share-based compensation (Note 20)	1,296,000	13	-	-	12,216	-	-	12,229
- Repurchase and retirement of common stock	(11,303,031)	(113)	-	-	-	(99,467)	-	(99,580)

BALANCE, December 31, 2016	41,375,461	414	(1,971,639)	(29,327)	418,215	200,231	58	589,591
The accompanying notes are an integral part of these consolidated financial statements.

AEGEAN MARINE PETROLEUM NETWORK INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
 (Expressed in thousands of U.S. dollars)
	For the Year Ended December 31,
	2016	2015	2014
		Revised	Revised
Cash flows from operating activities:
Net income	$51,929	$34,841	$16,139
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	24,941	25,799	21,325
Provision of doubtful accounts	3,624	1,992	3,229
Share-based compensation	12,229	10,042	8,774
Amortization	18,417	18,998	14,160
Income taxes	1,437	2,388	(89)
Loss on sale of vessels, net	6,312	130	12,864
Impairment charge	-	5,308	4,062
Change in fair value of derivatives	29,445	(3,647)	(19,658)
Other non-cash charges	(678)	(446)	(870)
(Increase) / Decrease in:
Trade receivables	(188,049)	40,744	117,925
Due from related companies	(2,661)	(914)	(4,008)
Inventories	(73,235)	42,459	146,307
Prepayments and other current assets	17,959	(61,668)	(16,194)
Increase / (Decrease) in:
Trade payables	59,167	(46,639)	(122,687)
Other payables to related companies	150	14	(730)
Accrued and other current liabilities	(5,219)	(10,052)	11,366
Decrease / (increase) in other non-current assets	333	(121)	(746)
Increase in other non-current liabilities	967	1	1,341
Payments for dry-docking	(4,683)	(9,502)	(10,304)
Net cash (used in) / provided by operating activities	(47,615)	49,727	182,206
Cash flows from investing activities:
Advances for vessels under construction	-	(2,979)	(2,730)
Advances for vessel acquisitions	(8,667)	-	(7,786)
Advances for other fixed assets under construction	(2,587)	(5,391)	(61,405)
Net proceeds from sale of vessels	8,105	49	16,156
Net proceeds from sale of vessel to a related party	400	-	-
Purchase of other fixed assets	(177)	(771)	(7,955)
Increase in restricted cash	(862)	1,478	4,226
Net cash used in investing activities	(3,788)	(7,614)	(59,494)
Cash flows from financing activities:
Proceeds from long-term debt	163,000	173,274	119,455
Repayment of long-term debt	(76,150)	(119,112)	(35,706)
Repayment of capital lease obligation	-	-	(395)
Net change in short-term borrowings	11,862	(69,481)	(127,612)
Proceeds from short-term borrowings from related parties	20,000	-	-
Increase in restricted cash	(1,498)	-	-
Financing costs paid	(8,066)	(9,009)	(3,279)
Repurchases of common stock	(99,580)	-	-
Dividends paid to non-controlling interest	-	-	(340)
Dividends paid	(3,805)	(3,926)	(2,403)
Net cash provided by / (used in) financing activities	5,763	(28,254)	(50,280)
Effect of exchange rate changes on cash and cash equivalents	162	(4,096)	(5,456)
Net (decrease) / increase in cash and cash equivalents	(45,478)	9,763	66,976
Cash and cash equivalents at beginning of year	139,314	129,551	62,575
Cash and cash equivalents at end of year	$93,836	$139,314	$129,551
SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid during the year for interest, net of capitalized interest:	$26,126	$21,501	$21,447
Cash paid during the year for income taxes:	$2,065	$936	$3,388
Non cash advances for other fixed assets under construction:	-	-	4,150
Non cash advances for vessels under construction:	-	-	1,151

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

Aegean was formed on June 6, 2005, under the laws of the Republic of the Marshall Islands, for the purpose of acquiring all outstanding common shares of companies owned, directly and indirectly, by Leveret International Inc. ("Leveret"), which is controlled by Aegean's founder and former Head of Corporate Development, Mr. Dimitris Melisanidis.

In December 2006, Aegean completed its initial public offering of 14,375,000 common shares on the New York Stock Exchange under the United States Securities Act of 1933, as amended.

Material Subsidiaries as of December 31, 2016

(a)
Aegean Marine Petroleum S.A. ("AMP"), incorporated in the Republic of Liberia on January 4, 1995, is engaged in the commercial purchase and sale of marine petroleum products and is the principal operating entity of the Company.

(b)	Service Centers, which monitor and support the logistical aspects of each order in their respective geographical locations.

Company Name	Jurisdiction of Incorporation	Date of Incorporation
Aegean Marine Petroleum LLC (the "UAE Service Center")	United Arab Emirates	07/26/2000
Aegean Bunkering Gibraltar Ltd. (the "Gibraltar Service Center")	Gibraltar	08/07/1997
Aegean Bunkering Jamaica Ltd. (the "Jamaica Service Center")	Jamaica	11/25/2004
Aegean Bunkering (Singapore) Pte. Ltd. (the "Singapore Service Center")	Singapore	06/07/2005
ICS Petroleum Ltd (the "Vancouver Service Center")	Canada	11/25/1985
ICS Petroleum (Montreal) Ltd (the "Montreal Service Center")	Canada	06/03/1986
Aegean Bunkering Trinidad Ltd. (the "Trinidad Service Center")	Trinidad & Tobago	02/20/2006
Aegean North West Europe NV ("ANWE", the "NW Europe Business Center")	Belgium	02/12/1986
Aegean Bunkering Combustibles Las Palmas S.A. (the "Canary Islands Service Center"	Las Palmas	04/30/2010
Aegean Bunkering Morocco SARL AU (the "Tangier Service Center")	Morocco	05/28/2010
Aegean Bunkering (USA) LLC (the "US East & West Coast Business Center")	USA	11/06/2013
Aegean Bunkering Germany BD&M GmbH (the "Hamburg Service Center")	Germany	12/02/2014
Aegean Bunkering Marine Services PTY Ltd (the "South Africa Service Center")	South Africa	10/15/2013

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars -
Except share and per share data, unless otherwise stated)

1.	Basis of Presentation: (Continued)

The following companies are also the owners of the vessels presented in the table:

Company Name	Service/ Business center	Vessel Name	Year Built	Date Acquired
Aegean Barges NV	NW Europe	Colorado	2004	04/01/2010
Aegean North West Europe NV	NW Europe	Willem SR*	2006	04/01/2010
Aegean Barges NV	NW Europe	Texas	2003	04/01/2010
Aegean Barges NV	NW Europe	Montana	2011	05/26/2011
Aegean North West Europe NV	NW Europe	Florida*	2011	11/15/2011
Aegean Barges NV	NW Europe	New Jersey	2006	03/25/2014
*10% of ownership

(c)
Aegean Bunkering Services Inc. (the "Manager") was incorporated in the Marshall Islands on July 11, 2003 and provides all the vessel-owning companies listed below with a wide range of shipping services such as technical support and maintenance, insurance arrangement and handling, financial administration and accounting services.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars -
Except share and per share data, unless otherwise stated)

1.	Basis of Presentation: (Continued)

(d)	Vessel-owning companies with operating vessels:

		Vessel Details
Company Name	Date of Incorporation	Vessel Name	Year Built	Date Acquired
Milos Shipping Pte. Ltd. ("Milos")	11/23/2006	Milos	2007	06/29/2007
Serifos Shipping Pte. Ltd. ("Serifos")	11/23/2006	Serifos	2007	11/20/2007
Kithnos Maritime Inc. ("Kithnos")	01/28/2005	Kithnos	2007	11/30/2007
Mykonos I Maritime Ltd. ("Mykonos I")	01/28/2005	Mykonos	2008	06/25/2008
Aegean Tanking S.A. ("Umnenga")	07/12/2006	Umnenga	1993	03/23/2016
Santorini I Maritime Ltd. ("Santorini I")	01/28/2005	Santorini	2008	09/26/2008
Eton Marine Ltd. ("Eton")	12/21/2005	Patmos	2008	11/18/2008
Paros Maritime Inc. ("Paros")	01/28/2005	Paros I	2008	11/25/2008
Kimolos Shipping Pte. Ltd. ("Kimolos")	01/28/2005	Kimolos	2008	03/04/2008
Kerkyra Marine S.A.("Kerkyra")	09/26/2006	Kerkyra	2009	07/29/2009
Tasman Seaways Inc.("Kalymnos")	12/21/2005	Kalymnos	2009	02/20/2009
Paxoi Marine S.A.("Paxoi")	09/26/2006	Paxoi	2009	11/20/2009
Ithaki Marine S.A. ("Ithaki")	09/26/2006	Ithaki	2009	09/01/2009
Cephallonia Marine S.A.	09/26/2006	Kefalonia	2009	10/15/2009
ICS Petroleum Ltd. ("ICS")	05/24/1985	PT22	2001	05/29/2009
Ios Marine Inc. ("Lefkas")	02/21/2007	Lefkas	2010	03/16/2010
Andros Marine Ltd. ("Andros")	02/21/2007	Andros	2010	02/05/2010
Zakynthos Marine S.A. ("Zakynthos")	09/27/2006	Zakynthos	2010	01/20/2010
Kythira Marine S.A. ("Kythira")	09/26/2006	Kythira	2010	04/30/2010
Dilos Marine Inc. ("Dilos")	02/21/2007	Dilos	2010	05/05/2010
Benmore Services S.A. ("Benmore")	12/21/2005	Nisyros	2010	06/01/2010
Santon Limited ("Santon")	01/10/2006	Leros	2010	09/03/2010
Kassos Navigation S.A. ("Kassos")	02/14/2008	Kassos	2010	10/29/2010
Tilos Shipping Pte Ltd. ("Tilos")	02/14/2011	Tilos	2011	03/28/2011
Sifnos Marine Inc. ("Anafi")	02/21/2007	Anafi	2011	04/06/2011
Halki Navigation S.A. ("Halki")	02/14/2008	Halki	2011	07/28/2011
Aegean VII Shipping Ltd.	09/07/2005	Sikinos	2011	08/11/2011
Symi Navigation S.A.	02/14/2008	Symi	2012	04/11/2012
Amorgos Maritime Inc. ("Amorgos")	01/28/2005	Amorgos	2007	12/21/2007
ICS Petroleum Ltd. ("ICS")	05/24/1985	PT40	2014	05/01/2015
Ios Shipping Ltd.	11/14/2012	Ios I	2010	09/08/2010

(e)
Aegean Management Services M.C. was incorporated in Piraeus on February 20, 2008 and provides all the vessel-maritime companies listed below with a wide range of shipping services such as technical support for ISM purposes, insurance arrangement and handling and accounting services.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars -
Except share and per share data, unless otherwise stated)

1.	Basis of Presentation: (Continued)

(f)	Vessel-maritime companies with operating vessels in Greece:

		Vessel Details
Company Name	Date of Incorporation	Vessel Name	Year Built	Date Acquired

Aegean Tiffany Maritime Company	01/23/2009	Aegean Tiffany	2004	07/07/2004
Aegean Breeze Maritime Company	01/23/2009	Aegean Breeze I	2004	07/07/2004
Aegean Rose Maritime Company	12/02/2002	Aegean Rose	1988	01/21/2003
Aegean Ship III Maritime Company	06/23/2008	Aegean III	1990	07/08/2008
Aegean Ship VIII Maritime Company	06/23/2008	Aegean VIII	1989	07/08/2008
Aegean Ace Maritime Company	01/26/2009	Aegean Ace	1992	03/23/2009
Aegean Maistros Maritime Company	11/21/2007	Aegean Orion	1991	09/07/2009
Aegean Gas Maritime Company	07/24/2001	Mediterranean	1982	02/28/2010
Sealand Navigation Inc.	04/27/2011	Karpathos	2010	07/12/2010
Tinos Marine Inc. ("Syros")	02/21/2007	Syros	2008	04/21/2008
Tempest Shiptrade Ltd. ("Naxos")	05/07/2014	Naxos	2009	01/07/2009

(g)	Other companies with material assets and/or liabilities:

Company Name	Date of Incorporation	Country of Incorporation	Activity
Aegean Investments S.A. ("Aegean Investments")	11/05/2003	Marshall Islands	Holding company
Aegean Holdings S.A. ("Aegean Holdings")	02/26/2003	Marshall Islands	Holding company
Aegean Oil (USA), LLC ("Aegean USA")	04/07/2005	United States	Marketing office
Aegean Petroleum International Inc.	02/22/2008	Marshall Islands	Fuel commerce
AMPNI Holdings Co Limited ("AMPNI Holdings")	02/02/2009	Cyprus	Holding company
Aegean Caribbean Holdings Inc.	01/07/2009	Saint Lucia	Holding company
Caribbean Renewable Energy Sources Inc.	02/02/2007	British Virgin Islands	Asset owner
Aegean Oil Terminal Corporation	04/14/2008	Marshall Islands	Oil Terminal Facility owner and operator

As of December 31, 2016, Aegean's ownership interest in all the above subsidiaries, apart from Aegean Bunkering Marine Services PTY Ltd that is 74% owned, amounted to 100%.

For the years ended December 31, 2016, 2015 and 2014, no customer individually accounted for more than 10% of the Company's total revenues.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars -
Except share and per share data, unless otherwise stated)

1.	Basis of Presentation: (Continued)

Debt issuance costs: In April 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update No. 2015-03, "Simplifying the Presentation of Debt Issuance Costs," ("ASU 2015-03"), which is effective for fiscal years, and interim periods within those years, beginning after December 15, 2015. ASU 2015-03 requires debt issuance costs to be presented in the balance sheet as a direct deduction from the carrying value of the associated debt liability, consistent with the presentation of a debt discount. The amortization of such costs will continue to be reported as interest expense. Accordingly, the Company has adopted this accounting standard and reclassified the prior-period amounts to conform to the current-period presentation.

The retrospective effect of our adoption of ASU 2015-03, which affected only the presentation of deferred debt issuance costs in our Consolidated Balance Sheets at December 31, 2015, is as follows:

	Deferred charges, net	Long-term Debt
	(In thousands)
Amount as previously presented, before adoption of ASU 2015-03	$31,652	$440,765
Deferred debt issuance costs	(6,645)	(6,645)

Amount as restated, after adoption of ASU 2015-03	$25,007	$434,120

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars -
Except share and per share data, unless otherwise stated)

1.	Basis of Presentation: (Continued)

Revision of Previously-Issued Financial Statements
During the year ended December 31, 2016, the Company revised its financial statements for 2015 and 2014 to record a provision for a withholding tax, related to income tax, in a subsidiary and has made adjustments in each successive period.
The Company assessed the effect of the above adjustments in the prior periods' financial statements in accordance with the SEC's Staff Accounting Bulletins No. 99 and 108 and, based on an analysis of quantitative and qualitative factors, determined that these were not material to any of the Company's prior interim and annual financial statements.
All financial information contained in the accompanying notes has been revised to reflect the correction of this error.

The following tables present the effect of the aforementioned revision:
	As of and for the year ended December 31, 2015
	As previously presented	Adjustment	As revised
CONSOLIDATED BALANCE SHEETS
Accrued and other current liabilities	$38,621	$4,639	$43,260
Total current liabilities	389,109	4,639	393,748
Retained earnings	256,271	(4,639)	251,632
Total AMPNI stockholders' equity	621,526	(4,639)	616,887
Total equity	$621,526	$(4,639)	$616,887

CONSOLIDATED STATEMENTS OF INCOME
Income taxes	$(3,446)	$(1,039)	$(4,485)
Net Income	35,880	(1,039)	34,841
Net income attributed to AMPNI shareholders	$35,880	$(1,039)	$34,841

Basic earnings per common share	$0.73	$(0.02)	$0.71
Diluted earnings per common share	$0.73	$(0.02)	$0.71

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
BALANCE, December 31, 2014/ Retained Earnings	$224,317	$(3,600)	$220,717
Net income/ Retained Earnings	35,880	$(1,039)	$34,841
BALANCE, December 31, 2015/ Retained Earnings	$256,271	(4,639)	251,632

CONSOLIDATED STATEMENTS OF CASH FLOWS
Cash flows from operating activities:
Net income	$35,880	$(1,039)	$34,841
Increase / (Decrease) in:
Accrued and other current liabilities	$(11,091)	$1,039	$(10,052)

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars -
Except share and per share data, unless otherwise stated)

1.	Basis of Presentation: (Continued)

	For the year ended December 31, 2014
	As previously presented	Adjustment	As revised
CONSOLIDATED STATEMENTS OF INCOME
Income taxes	$(464)	$(1,500)	$(1,964)
Net Income	17,639	(1,500)	16,139
Net income attributed to AMPNI shareholders	$17,590	$(1,500)	$16,090

Basic earnings per common share	$0.37	$(0.03)	$0.34
Diluted earnings per common share	$0.37	$(0.03)	$0.34

CONSOLIDATED STATEMENTS OF CASH FLOWS
Cash flows from operating activities:
Net income	$17,639	$(1,500)	$16,139
Increase / (Decrease) in:
Accrued and other current liabilities	$9,866	$1,500	$11,366

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars -
Except share and per share data, unless otherwise stated)

2.	Significant Accounting Policies:

Principles of Consolidation: The consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles and include for each of the three years in the period ended December 31, 2016, the accounts and operating results of the Company. Intercompany balances and transactions have been eliminated in consolidation. The Company consolidates subsidiaries where it holds a controlling financial interest or it has an interest in a variable interest entity (VIE). The condition for a controlling financial interest is ownership of majority of the voting interest of over 50% of the outstanding voting shares or the power to direct the activities of the entity that most significantly affect the entity's economic performance and the obligation to absorb losses of the entity that could potentially be significant to the entity or the right to receive benefits from the entity that could potentially be significant to the entity. Noncontrolling interest in both equity and results of operations of subsidiaries are presented separately.

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

Trade Receivables, net: Management is responsible for approving credit to customers, setting and maintaining credit standards, and managing the overall quality of the credit portfolio. The Company performs ongoing credit evaluations of its customers based upon payment history and the assessments of customers' credit worthiness. The Company generally provides payment terms of approximately 30 days. The Company continuously monitors collections and payments from its customers and maintains a provision for estimated credit losses based upon its historical experience with its customers, current market conditions of its customers, and any specific customer collection issues. Accounts receivable are reduced by an allowance for amounts that may become uncollectible in the future. The Company had accounts receivable of $512,398 and $317,152, before allowances for doubtful accounts of $8,647 and $7,278 as of December 31, 2016 and 2015, respectively. Allowances for doubtful accounts are summarized as follows:

Allowances for doubtful accounts
Balance, December 31, 2013	$2,622
- Recoveries	(599)
- Additions	3,828
Balance, December 31, 2014	5,851
- Recoveries	(662)
- Additions	2,089
Balance, December 31, 2015	7,278
- Recoveries	(1,302)
- Additions	2,671
Balance, December 31, 2016	$8,647

The Company transfers ownership of eligible trade account receivable to a third-party purchaser without recourse in exchange for cash. The factoring of trade accounts receivable under the agreement is accounted for as a sale. Proceeds from the transfer reflect the carrying amount of the trade account receivable less a discount. The trade account receivables sold pursuant to this factoring agreement are excluded from trade receivables in the consolidated balance sheets and the proceeds are reflected as cash provided by operating activities in the consolidated statements of cash flows. The Company continues to service, administer and collect the trade account receivables sold under this program. The Company does not record a servicing asset or liability on the consolidated balance sheets as the Company estimates the fee it receives is at fair value. Servicing fees paid are recorded in the interest and finance costs in the accompanying consolidated statements of income.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars -
Except share and per share data, unless otherwise stated)

2.	Significant Accounting Policies: (Continued)

Insurance Claims: Insurance claims at each balance sheet date consist of claims submitted and/or claims in the process of compilation or submission (claims pending). They are recorded on an accrual basis and represent the claimable expenses, net of applicable deductibles, incurred through December 31 of each reporting period, which are probable to be recovered from insurance companies. Any remaining costs to complete the claims are included in accrued liabilities. The classification of insurance claims into current and non-current assets is based on management's expectations as to their collection dates.

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

Advances and milestone payments made to shipyards during construction periods are classified as "Advances for vessels under construction" until the date of delivery and acceptance of the vessel, at which date they are reclassified to "Vessels, cost". Advances for vessels under construction also include supervision costs, amounts paid under engineering contracts, capitalized interest and other expenses directly related to the construction of the vessels.

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

Other fixed assets, net: Depreciation is computed using the straight-line method over the estimated useful life of the assets, after considering any estimated salvage value. Management estimates the useful life of the Company's other fixed assets as follows:

Buildings	40 years
Storage Facilities	Lease termination
Furniture & Fittings	5 years
Machinery & Equipment	5 years
Computers	3 years
Vehicles	5 years

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

We calculated the fair value of the reporting unit using the discounted cash flow method, and determined that the fair value of the reporting unit exceeded its book value, including the goodwill. The discounted cash flows calculation is subject to historical data and to management judgment related to revenue growth, capacity utilization, the weighted average cost of capital and the future price of marine fuel products. Although we believe that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are subjective. We perform sensitivity tests on our sale volume, gross spread, net operating cash flows, average inflation and growth rate. No impairment loss was recorded for any of the periods presented.

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

Financial Instruments: The carrying amounts of the current financial assets and current financial liabilities reported in the consolidated balance sheets approximate their respective fair values because of the short term nature of these financial instruments. Cash and cash equivalents and restricted cash are considered Level 1 items as they represent liquid assets with short-term maturities. The fair value of the revolving credit facilities is estimated based on current rates offered to the Company for similar debt of the same remaining maturities. The carrying value approximates the fair market value for the floating rate loans and revolving credit facilities due to their variable interest rate, being EURIBOR or LIBOR. LIBOR and EURIBOR rates are observable at commonly quoted intervals for the full terms of the loans and hence floating rate loans are considered Level 2 items in accordance with the fair value hierarchy. The Convertible Senior Notes have a fixed rate and their estimated fair values were determined through Level 2 inputs of the fair value hierarchy (quoted price in the over-the counter-market). The estimated fair value of the Convertible Senior Notes at December 31, 2016 and 2015, is $244,068 and $116,218, respectively, compared to a carrying value net of finance charges of $212,594 and $118,031, respectively.

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

Foreign Currency Swaps: Changes in the estimated fair value of the foreign currency swaps are recognized within Foreign exchange (losses) / gains, net in the consolidated statement of income. The fair value of the contract is split in the Company's consolidated balance sheet between current and non-current liabilities with reference to the estimated period of settlement of the relevant liability.

For more information on the Company's derivatives, see Note 14.

Assets Held for Sale: The Company classifies vessels as being held for sale when the following criteria are met: (i) management possessing the necessary authority has committed to a plan to sell the vessels, (ii) the vessels are available for immediate sale in their present condition, (iii) an active program to find a buyer and other actions required to complete the plan to sell the vessels have been initiated, (iv) the sale of the vessels is probable, and transfer of the asset is expected to qualify for recognition as a completed sale within one year and (v) the vessels are being actively marketed for sale at a price that is reasonable in relation to their current fair value and actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. Vessels classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. These vessels are not depreciated once they meet the criteria to be classified as held for sale. Furthermore, in the period a vessel meets the held for sale criteria in accordance with ASC Topic 360, Property, Plant and Equipment, a loss is recognized for any reduction of the vessel's carrying amount to its fair value less cost to sell.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars -
Except share and per share data, unless otherwise stated)

2.	Significant Accounting Policies: (Continued)

Recent Accounting Pronouncements:

Derecognition of nonfinancial assets: In February 2017, the FASB issued ASU 2017- 05, "Other Income-Gains and Losses from the Derecognition of Nonfinancial Assets (Subtopic 610-20): Clarifying the Scope of Asset Derecognition Guidance and Accounting for Partial Sales of Nonfinancial Assets" ("ASU 2017-05"), which provides guidance on accounting for the derecognition of a nonfinancial asset or in an in substance nonfinancial asset that is not a business. The ASU defines an in substance nonfinancial asset and requires the application of certain recognition and measurement principles in the new revenue recognition standard when an entity derecognizes nonfinancial assets and in substance nonfinancial assets, and the counterparty is not a customer.  The new guidance is effective for fiscal years beginning after December 15, 2017 and interim periods within those years. Early adoption is permitted. The guidance may be applied retrospectively for all periods presented or retrospectively with a cumulative-effect adjustment at the date of adoption. The Company is currently assessing the impact of ASU 2017-05 on its consolidated financial statements.

Intangibles: In January 2017, the FASB issued ASU 2017-04, "Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment" ("ASU 2017-04"). The update simplifies how an entity tests goodwill for impairment by eliminating the Step 2 requirement to compute the implied fair value of goodwill at the impairment testing date. The entity should compare the fair value of a reporting unit with its carrying amount and recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit's fair value, not to exceed the total amount of goodwill allocated to that reporting unit. The amendment is effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2019. Early adoption is permitted for goodwill impairment tests performed on testing dates after January 1, 2017. The Company is currently assessing the impact of ASU 2017-04 on its consolidated financial statements.

Business Combinations: In January 2017, the FASB issued Accounting Standard Update 2017-01, "Business Combinations" ("ASU 2017-01") to clarify the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisition (or disposals) of assets or businesses. Under current implementation guidance the existence of an integrated set of acquired activities (inputs and processes that generate outputs) constitutes an acquisition of business. This ASU provides a screen to determine when a set of assets and activities does not constitute a business. The screen requires that when substantially all of the fair value of the gross assets acquired (or disposed of) is concentrated in a single identifiable asset or a group of similar identifiable assets, the set is not a business. This update is effective for public entities with reporting periods beginning after December 15, 2017, including interim periods within those years. The amendments of this ASU should be applied prospectively on or after the effective date. Early adoption is permitted, including adoption in an interim period (i) for transactions for which the acquisition date occurs before the issuance date or effective date of the ASU, only when the transaction has not been reported in financial statements that have been issued or made available for issuance and (ii) for transactions in which a subsidiary is deconsolidated or a group of assets is derecognized that occur before the issuance date or effective date of the amendments, only when the transaction has not been reported in financial statements that have been issued or made available for issuance. The Company is currently assessing the impact of ASU 2017-01 on its consolidated financial statements.

Statement of Cash Flows - Restricted Cash: In November 2016, the FASB issued Accounting Standard Update 2016-18, "Statement of Cash Flows (Topic 230): Restricted Cash" ("ASU 2016-18"). This Update addresses the classification and presentation of changes in restricted cash on the statement of cash flows under Topic 230, Statement of Cash Flows. The amendments are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted for all entities. The Company is currently assessing the impact of ASU 2016-18 on its consolidated financial statements.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars -
Except share and per share data, unless otherwise stated)

2.	Significant Accounting Policies: (Continued)

Statement of Cash Flows - Classification of Certain Cash Receipts and Cash Payments: In August 2016, the FASB issued ASU 2016-15, "Statement of Cash Flows: Classification of Certain Cash Receipts and Cash Payments". This update addresses eight specific cash flow issues with the objective of reducing the existing diversity in practice. The amendments are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted for all entities. The Company is currently assessing the impact of ASU 2016-15 on its consolidated financial statements.

Financial Instruments: In June 2016, the FASB issued ASU 2016-13, "Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments" ("ASU 2016-13"), which amends the impairment model by requiring entities to use a forward-looking approach based on expected losses to estimate credit losses on certain types of financial instruments, including trade receivables. The ASU 2016-13 is effective for public entities for fiscal years beginning after December 15, 2019, with early adoption permitted. The Company is currently assessing the impact of ASU 2016-13 on the Company's consolidated financial statements.

Stock Compensation: In March 2016, the FASB issued ASU 2016-09, "Stock Compensation" ("ASU 2016-09"), which is intended to simplify several aspects of the accounting for share-based payment award transactions. The guidance will be effective for the fiscal year beginning after December 15, 2016, including interim periods within that year. The Company is currently assessing the impact of ASU 2016-09 on the Company's consolidated financial statements.

Leases: In February 2016, the FASB issued ASU 2016-02 "Leases" ("ASU 2016-02") to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. ASU 2016-02 creates a new Accounting Standards Codification Topic 842 "Leases" to replace the previous Topic 840 "Leases." ASU 2016-02 affects both lessees and lessors, although for the latter the provisions are similar to the previous model, but updated to align with certain changes to the lessee model and also the new revenue recognition provisions contained in ASU 2014-09 (see above). ASU 2016-02 is effective for fiscal years and interim periods beginning after December 15, 2018. Early adoption is permitted. The Company is currently assessing the impact of ASU 2016-02 on its consolidated financial position, results of operations and cash flows.

Measurement of Financial Assets and Liabilities: In January 2016, the FASB issued ASU 2016-01 "Recognition and Measurement of Financial Assets and Financial Liabilities" (ASU 2016-01") to enhance the reporting model for financial instruments to provide users of financial statements with more decision-useful information. ASU 2016-01 particularly relates to the fair value and impairment of equity investments, financial instruments measured at amortized cost, and the use of the exit price notion when measuring the fair value of financial instruments for disclosure purposes. ASU 2016-01 is effective for fiscal years and interim periods beginning after December 15, 2017. Early adoption is only permitted for certain particular amendments within ASU 2016-01, where financial statements have not yet been issued. The Company is currently assessing the impact of ASU 2016-01 on its consolidated financial position, results of operations and cash flows.

Measurement of Inventory: In July 2015, the FASB issued ASU 2015-11 "Simplifying the Measurement of Inventory" ("ASU 2015-11") to reduce the complexity and cost of the subsequent measurement of inventory, in particular when using the first-in, first-out (FIFO) or average cost methods. The provisions of ASU 2015-11 specifically exclude inventory that is measured using the last-in, first-out (LIFO) or the retail inventory method. Entities should measure inventory within the scope of ASU 2015-11 at the lower of cost and net realizable value. ASU 2015-11 is effective for fiscal years and interim periods beginning after December 15, 2016. Early adoption is permitted. The Company is currently assessing the impact of ASU 2015-10 on its consolidated financial position, results of operations and cash flows.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars -
Except share and per share data, unless otherwise stated)

2.	Significant Accounting Policies: (Continued)

Revenue from Contracts with Customers: In May 2014, the FASB issued Accounting Standards Update No. 2014-9 "Revenue from Contracts with Customers" ("ASU 2014-09"), which will supersede the current revenue recognition guidance and outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers. The core principle is that a company should recognize revenue when promised goods or services are transferred to customers in an amount that reflects the consideration to which an entity expects to be entitled for those goods or services. ASU 2014-09 defines a five-step process to achieve this core principle and, in doing so, more judgment and estimates may be required within the revenue recognition process than are required under existing U.S. GAAP. The ASU 2014-09 was amended by ASU 2015-14 "Revenue from Contracts with Customers: Deferral of the Effective Date" ("ASU 2015-014"), which was issued in August 2015. Public entities can now elect to defer implementation of ASU 2014-09 to interim and annual periods beginning after December 15, 2017. Additionally, ASU 2015-14 permits early adoption of the standard but not before the original effective date, i.e. annual period beginning after December 15, 2016. The standard permits the use of either the retrospective or cumulative effect transition method. In addition, in 2016, the FASB issued four amendments, which clarified the guidance on certain items such as reporting revenue as a principal versus agent, identifying performance obligations, accounting for intellectual property licenses, assessing collectability and presentation of sales taxes. The Company is currently assessing the impact that the adoption of the new standard will have on its consolidated financial statements and associated disclosures, and has not yet selected a transition method.

Going concern: In August 2014, the FASB issued ASU 2014-15 "Presentation of Financial Statements – Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern", which provides guidance on determining when and how to disclose going-concern uncertainties in the financial statements. The new standard requires management to perform interim and annual assessments of an entity's ability to continue as a going concern within one year of the date the financial statements are issued. The ASU applies to all entities and is effective for annual periods ending after December 15, 2016, and interim periods thereafter, with early adoption permitted. The adoption of the new standard had no impact on the Company's results of operations, financial position or cash flows.

Deferred taxes: In November 2015, FASB issued ASU 2015-17, "Income Taxes (Topic 740) - Balance Sheet Classification of Deferred Taxes", which requires that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position. The current requirement that deferred tax liabilities and assets of a tax-paying component of an entity be offset and presented as a single amount is not affected by the amendments in this ASU. For public business entities, the amendments in this ASU are effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars -
Except share and per share data, unless otherwise stated)

3.	Trade Accounts Receivables Factoring Agreement

In connection with the factoring agreement, renewed on November 14, 2016 and valid until November 14, 2017 the Company sold $106,432, $178,494 and $473,815 of trade accounts receivable during the fiscal year 2016,  2015 and 2014, respectively. Servicing fees amounted to $466, $667 and $1,298, and are included in the consolidated statements of income for the year ended December 31, 2016, 2015 and 2014, respectively (Note 19).

4.	Transactions with Related Parties:

The transactions with related parties presented in the accompanying consolidated financial statements as of and for the year ended December 31, 2016 are analyzed as follows:

	Sales of Marine Petroleum Products- related companies*	Voyage Revenues*	Other Revenues*	Cost of Marine Petroleum Products- related companies	Cost of voyage revenues	Selling and Distribution	General and Administrative	Interest and Finance Cost
a) Aegean Oil S.A.	$654	$5,889	$-	$63,750	$180	$711	$-	$-
b) Aegean Shipping Management S.A.	1,490	-	-	-	-	-	-	-
c) Gener8 Maritime Inc.	6,074	-	-	-	-	-	200	-
d) Unique Tankers LLC	-	-	-	-	-	-	-	-
e) Melco S.A.	-	-	-	124	-	-	-	-
f) Aegean V	-	-	-	-	-	-	-	-
g) Aegean VIII	-	5,275	-	-	-	-	-	-
h) Grady Properties Corp. SA	-	-	-	-	-	-	-	215
i) Other	947	103	230	-	-	-	886	-
Total	$9,165	$11,267	$230	$63,874	$180	$711	$1,086	$215

	Due from related companies	Trade Receivables from related companies	Other Payables to related companies	Short-term borrowings from related companies
a) Aegean Oil	$8,212	$7,941	$31	$-
b) Aegean Shipping Management	28	2,487	-	-
c) Gener8 Maritime	-	-	-	-
d) Unique Tankers	-	-	-	-
e) Melco	-	-	25	-
f) Aegean V	100	-	-	-
g) Aegean VIII	11	-	-	-
h) Grady Properties Corp. SA	-	-	-	20,000
i) Other	1,197	1,081	1,288	-
Total	$9,548	$11,509	$1,344	$20,000

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

The transactions with related parties presented in the accompanying consolidated financial statements as of and for the year ended December 31, 2015 are analyzed as follows:

	Sales of Marine Petroleum Products- related companies*	Voyage Revenues*	Other Revenues*	Cost of Marine Petroleum Products- related companies	Cost of voyage revenues	Selling and Distribution
a) Aegean Oil	$-	$2,732	$-	$133,985	$180	$781
b) Aegean Shipping Management	1,724	-	-	-	-	-
c) Gener8 Maritime	7,570	-	-	233	-	-
d) Unique Tankers	1,247	-	-	-	-	-
e) Melco	-	-	150	2,739	-	-
f) Aegean V	-	-	-	-	-	-
g) Aegean VIII	-	5,345	-	-	-	-
h) Grady Properties Corp. SA	-	-	-	-	-	-
i) Other	1,192	98	-	-	-	-
Total	$11,733	$8,175	$150	$136,957	$180	$781

	Due from related companies	Trade Receivables from related companies	Other Payables to related companies
a) Aegean Oil	$4,524	$14,309	$10
b) Aegean Shipping Management	1,190	3,542	-
c) Gener8 Maritime	-	798	-
d) Unique Tankers	-	-	-
e) Melco	-	-	22
f) Aegean V	100	-	-
g) Aegean VIII	581	-	-
h) Grady Properties Corp. SA
i) Other	492	314	1,158
Total	$6,887	$18,963	$1,190

*Included in the revenues from related parties in the accompanying consolidated statements of income.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars -
Except share and per share data, unless otherwise stated)

4.	Transactions with Related Parties: (continued)

The transactions with related parties presented in the accompanying consolidated financial statements for the year ended December 31, 2014 are analyzed as follows:

	Sales of Marine Petroleum Products- related companies*	Voyage Revenues*	Other Revenues*	Cost of Marine Petroleum Products- related companies	Cost of voyage revenues	Selling and Distribution
a) Aegean Oil	$-	$-	$-	$342,666	$1,362	$1,700
b) Aegean Shipping Management	7,653	-	41	1,430	-	-
c) Gener8 Maritime	7,190	-	-	1,542	-	-
d) Unique Tankers	9,858	-	-	-	-	-
e) Melco	3,709	-	-	5,888	-	-
f) Aegean V	-	1,809	-	-	-	-
g) Aegean VIII	-	3,352	-	-	-	-
h) Grady Properties Corp. SA	-	-	-	-	-	-
i) Other	2,838	107	-	-	-	-
Total	$31,248	$5,268	$41	$351,526	$1,362	$1,700

*Included in the revenues from related parties in the accompanying consolidated statements of income.

(a)	Aegean Oil S.A. (the "Greek Subcontractor"):

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

On April 1, 2005, the Company renewed its contract with a ten-year Marine Fuel Supply Service Agreement with the Greek Subcontractor. This contract stipulates that the Company and the Greek Subcontractor must transact for a minimum quantity of marine fuel per month. Under the contract, the Greek Subcontractor undertakes to sell the marine petroleum products to the Company at an amount equal to the Greek Subcontractor's purchase cost of the marine petroleum products from selected Greek refineries, plus a margin. The margin is reviewed and renegotiated annually between the parties. Payments of the Greek Subcontractor's invoices are made within 30 calendar days from the date of receipt of the invoice. Penalties of 10% are imposed on late payments. If requested, the Company undertakes to provide security to the Greek Subcontractor by way of a standby letter of credit or other mutually acceptable guarantee in relation to any outstanding balance from time to time. The agreement terminates on December 31, 2017 unless any of the following situations occur prior to the termination date: (i) the Greek Subcontractor's petroleum trading license terminates or is revoked by the Greek authorities, (ii) upon the breach by any party in the performance of any of its obligations, as defined in the agreement, (iii) upon the liquidation or bankruptcy of any party. The Company has a unilateral right to terminate the agreement by serving 12 months written notice. During the years ended December 2016, 2015 and 2014, the Company purchased from the Greek Subcontractor marine petroleum products of $63,750, $133,985 and $342,666, respectively, all of which are included under related companies' cost of marine petroleum products sold in the accompanying consolidated statements of income.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars -
Except share and per share data, unless otherwise stated)

4.	Transactions with Related Parties: (Continued)

Additionally, during the years ended December 31, 2016, 2015 and 2014 the Company purchased marine petroleum products of $180, $180 and $1,362, respectively that were consumed in connection with its voyage revenues and are included in the cost of revenues- related parties in the accompanying consolidated statements of income. During the years ended December 31, 2016, 2015 and 2014, purchases of marine petroleum products of amount $711, $781 and $1,700 were included in the selling and distribution expenses in the accompanying consolidated statements of income.

As of December 31, 2016 and 2015, the amounts due from the Greek Subcontractor for sales of marine petroleum products were $7,941 and $14,309, respectively, due to prepayments, and are included under trade receivables from related companies in the accompanying consolidated balance sheets.

On July 1 2015, the Company signed an additional contract with the Greek Subcontractor, under which it provides barging services through its vessels located in Piraeus. During the years ended December 31, 2016, 2015 and 2014, the Company recorded voyage revenues of $5,889, $2,732 and $0, respectively, under this agreement.

As at December 31, 2016 and 2015, the amounts due from the Greek Subcontractor were $8,212 and $4,524, respectively, and are included under due from related companies in the accompanying consolidated balance sheets.

As at December 31, 2016 and 2015, the Company is also liable to the Greek Subcontractor for the amount of $31 and $10 deriving from the purchase of bunkers for own consumption and are included under other payables to related parties in the accompanying consolidated balance sheets.

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

Aegean Shipping is a customer of the Company. It purchases marine fuel and lubricants, which it consumes during the voyages of its vessels. The Company's sales of marine fuel and lubricants to Aegean Shipping for the years ended December 31, 2016, 2015 and 2014, amounted to $1,490, $1,724 and $7,653, respectively, and are included under related companies' revenues in the accompanying consolidated statements of income.

As at December 31, 2016 and 2015, the amounts due from Aegean Shipping for sales of marine petroleum products were $2,487 and $3,542 respectively, and are included under trade receivables from related companies in the accompanying consolidated balance sheets.

The Company occasionally uses vessels of Aegean Shipping for transportation of its cargo. It incurred hire charges from Aegean Shipping amounting to $0, $0 and $1,430 for the years ended December 31, 2016, 2015 and 2014, respectively, which is included under related companies' cost of marine petroleum products sold in the accompanying consolidated statements of income.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars -
Except share and per share data, unless otherwise stated)

4.	Transactions with Related Parties: (Continued)

As at December 31, 2016 and 2015, the amounts due from Aegean Shipping were $28 and $1,190 respectively, and are included under due from related companies in the accompanying consolidated balance sheets.

(c)	Gener8 Maritime Inc ("Gener8 Maritime"):

Aegean's Chairman of the Board, Mr. Peter C. Georgiopoulos, also serves as Chairman, President and Chief Executive Officer of Gener8 Maritime which is a tanker company.

During the years ended December 31, 2016, 2015 and 2014, the Company's sales to Gener8 Maritime amounted to $6,074, $7,570 and $7,190, respectively, which are included under related companies' sales of marine petroleum products in the accompanying consolidated statements of income. The Company also uses vessels of Gener8 Maritime for transportation of its cargo and incurred hire charges from Gener8 Maritime amounting to $0, $233 and $1,542 for the years ended December 31, 2016, 2015 and 2014, respectively, which is included under related companies' cost of marine petroleum products sold in the accompanying consolidated statements of income.

As at December 31, 2016 and 2015, the amounts due from Gener8 Maritime were $0 and $798, respectively, which are included under trade receivables from related companies in the accompanying consolidated balance sheets.

(d)	Unique Tankers LLC ("Unique Tankers"):

Aegean's Chairman of the Board, Mr. Peter C. Georgiopoulos, is affiliated with Unique Tankers, a tanker pool which is a fully owned subsidiary of General Maritime.  During the years ended December 31, 2016, 2015 and 2014, the Company's sales to Unique Tankers amounted to $0, $1,247 and $9,858, respectively, which are included under related companies' sales of marine petroleum products in the accompanying consolidated statements of income. As at December 31, 2016 and 2015, the amounts due from Unique Tankers were $0 and $0, respectively, which are included under due from related companies in the accompanying consolidated balance sheets.

(e)	Melco S.A. ("Melco")

During the year ended December 31, 2016, the Company sold to and purchased from Melco, which is owned and controlled by relatives of Mr. Dimitris Melisanidis, marine petroleum products of $0 and $124, respectively, which is included under the related companies' sales and cost of marine petroleum products in the accompanying consolidated statements of income. During the year ended December 31, 2015, the Company sold to and purchased from Melco marine petroleum products of $0 and $2,739, respectively. During the year ended December 31, 2014, the Company sold to and purchased from Melco, marine petroleum products of $3,709 and $5,888, respectively. As at December 31, 2016 and 2015, the Company had a liability to Melco of $25 and $22, respectively, included under the other payables to related companies in the accompanying consolidated balance sheets.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars -
Except share and per share data, unless otherwise stated)

4.	Transactions with Related Parties: (continued)

(f)	Aegean V ("Aegean V'')

In 2011, two vessel-owning subsidiaries of the Company entered into separate contracts with Aegean V, which is owned and controlled by relatives of Mr. Dimitris Melisanidis. According to these agreements the vessels Amorgos and Karpathos provide freight services to the related party and recognize revenue that is dependent on the distance and the volumes of the transportation. For the years ended December 31, 2016, 2015 and 2014 the Company's revenues under these contracts were $0, $0 and $1,809, respectively, and are presented under the revenues from related parties in the accompanying consolidated statements of income.

As at December 31, 2016 and 2015, the amounts due from Aegean V were $100 and $100, respectively, and are included under due from related companies in the accompanying consolidated balance sheets.

(g)	Aegean VIII ("Aegean VIII'')

In 2014, three vessel-owning subsidiaries of the Company entered into separate contracts with Aegean VIII, which is owned and controlled by relatives of Mr. Dimitris Melisanidis. According to these agreements the vessels Amorgos, Karpathos and Naxos provided freight services to the related party and recognize revenue that is dependent on the distance and the volumes of the transportation. For the years ended December 31, 2016, 2015 and 2014, the Company's revenues under these contracts were $5,275, $5,345 and $3,352, respectively, and are presented under the revenues from related parties in the accompanying consolidated statements of income.

As at December 31, 2016 and 2015, the amounts due from Aegean V were $11 and $581, respectively, and are included under due from related companies in the accompanying consolidated balance sheets.

(h)	Grady Properties Corporation SA ("Grady"):

On October 24, 2016, Aegean Marine Petroleum S.A. signed a loan agreement with a company owned by relatives of Mr. Dimitris Melisanidis, for an amount up to $25,000. The facility bears interest at 6%. The amount due as of December 31, 2016, was $20,000 and is included under short-term borrowings from related companies in the accompanying consolidated balance sheets. The accrued interest expense related to this loan agreement was $215 and is included under the interest and finance costs in consolidated statements of income.

(i)	Other companies:

The amounts due from other companies affiliated with Aegean's Chairman of the Board, Mr. Peter C. Georgiopoulos for sales of marine petroleum products, were $1 and $192 as of December 31, 2016 and 2015, respectively, and are included under trade receivables from related companies in the accompanying consolidated balance sheets.

The amounts due from other companies owned Mr. Dimitris Melisanidis or his relatives for sales of marine petroleum products were $139 and $122 as of December 31, 2016 and 2015, respectively, and are included under trade receivables from related companies in the accompanying consolidated balance sheets. Other amounts due from other companies owned Mr. Dimitris Melisanidis or his relatives were $1,197 and $492 as of December 31, 2016 and 2015, respectively, and are included under due from related companies in the accompanying consolidated balance sheets.

On August 17, 2016, an independent committee of our board of directors authorized the Company to enter into a stock purchase agreement to repurchase 11,303,031 million shares beneficially owned by our founder Mr. Dimitris Melisanidis. As of the same date, Mr. Melisanidis stepped down from his role as head of corporate development. On September 15, 2016, under the terms of the transaction, the Company repurchased the shares at a price of $8.81 per share, based on the close of trading on August 16, 2016, for a total consideration of 99,580.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars -
Except share and per share data, unless otherwise stated)

4.	Transactions with Related Parties: (Continued)

The amounts due to other companies owned Mr. Dimitris Melisanidis or his relatives were $1,288 and $1,158 as of December 31, 2016 and 2015, respectively, and are included under other payables to related companies in the accompanying consolidated balance sheets.

Sales of marine petroleum products to other companies of Mr. Peter C. Georgiopoulos were $633, $1,005 and $2,838 for the years ended December 31, 2016, 2015 and 2014, respectively, and are included under related companies' sales of marine petroleum products in the accompanying consolidated statements of income.

Sales of marine petroleum products to other companies of Mr. Dimitris Melisanidis or his relatives were $314, $187 and $0 for the years ended December 31, 2016, 2015 and 2014, respectively, and are included under related companies' sales of marine petroleum products in the accompanying consolidated statements of income.

Voyage and other revenues from other companies owned Mr. Dimitris Melisanidis or his relatives were $103, $98 and $107 as of December 31, 2016, 2015 and 2014, respectively, and are included under related companies' revenues in the accompanying consolidated statements of income.

Under general and administrative expenses in the accompanying consolidated statements of income the Company includes office rentals paid to a related company owned by Mr. Dimitris Melisanidis under the head offices rental agreements of $602, $602 and $732 as of December 31, 2016, 2015 and 2014, respectively.

On September 9, 2016, the Company sold the vessel Aegean Princess to a related company owned by relatives of Mr. Dimitris Melisanidis. The loss on sale of this vessel of $3,922 is included under the loss on sale of vessels, net in the consolidated statements of income. As of December 31, 2016, the amount due from the sale was $400 and is included in the other receivables from related parties.

5.	Inventories:

The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

	December 31,
	2016	2015
Held for sale:
Marine Fuel Oil	$155,004	$82,076
Marine Gas Oil	30,336	30,529
	185,340	112,605
Held for consumption:
Marine Fuel Oil	1,651	1,124
Lubricants	642	569
Stores	8	14
Victuals	125	219
	2,426	1,926
Total	$187,766	$114,531

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars -
Except share and per share data, unless otherwise stated)

6.	Prepayments and Other Current Assets:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	December 31,
	2016	2015
Taxes receivable	$6,778	$5,517
Receivables from storage facilities	1,692	2,599
Receivables from voyages	395	966
Prepayments to fuel suppliers	50,151	92,372
Derivative asset	21,077	-
Prepaid vessel expenses	4,684	6,058
Other prepayments and current assets	11,108	8,492
Total	$95,885	$116,004

7.	Vessels:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Vessel Cost	Accumulated Depreciation	Net Book Value
Balance, December 31, 2014	$473,388	$(92,196)	$381,192
- Vessels acquired and delivered	7,294	-	7,294
- Vessels sold	(336)	157	(179)
- Depreciation for the year	-	(17,289)	(17,289)
Balance, December 31, 2015	480,346	(109,328)	371,018
- Vessels acquired and delivered	8,667	-	8,667
- Vessels sold	(31,612)	18,377	(13,235)
- Depreciation for the year	-	(16,475)	(16,475)
Balance, December 31, 2016	$457,401	$(107,426)	$349,975

On September 9, 2016, the Company completed the sale and delivered the double hull bunkering tanker, Aegean Princess, to a related party purchaser for a price of $800, net of commission. The loss on the disposal of $3,922 was calculated as the net sales price less the carrying value of the asset group, comprising the net book value of the vessel and the unamortized dry-docking costs, of $4,722. This loss is included under the loss on sale of vessels, net in the consolidated statements of income.

On July 18, 2016, the Company completed the sale and delivered the non-self-propelled bunkering barge, PT25, to an unaffiliated third-party purchaser, for a price of $169 (CAD 220,000). The gain on disposal of $47 was calculated as the net sales price less the carrying value of the vessel of $116 and is included in the loss on sale of vessels, net in the consolidated statements of income.

On June 24, 2016, the Company completed the sale and delivered the double hull bunkering tanker, Sara, to an unaffiliated third-party purchaser for a price of $2,303, net of commission. The loss on the disposal of $801 was calculated as the net sales price less the carrying value of the asset group, comprising the net book value of the vessel and the unamortized dry-docking costs, of $3,104. This loss is included under the loss on sale of vessels, net in the consolidated statements of income.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars -
Except share and per share data, unless otherwise stated)

7.	Vessels: (continued)

On June 7, 2016, the Company completed the sale and delivered Supporter 2, a bunkering barge previously employed in Ghana, to an unaffiliated third-party purchaser for a price of $110, net of commission. The loss on the disposal of $15 was calculated as the net sales price less the carrying value of the vessel of $125. This loss is included under the loss on sale of vessels, net in the consolidated statements of income.

On May 11, 2016, the Company completed the sale and delivered the double hull bunkering tanker, Aegean Champion, to an unaffiliated third-party purchaser for a price of $5,529, net of commission. The loss on the disposal of $1,621 was calculated as the net sales price less the carrying value of the asset group, comprising the net book value of the vessel and the unamortized dry-docking costs, of $7,150. This loss is included under the loss on sale of vessels, net in the consolidated statements of income.

On March 23, 2016, the Company took delivery of Umnenga, a 66,895 dwt double hull bunkering tanker built in 1993 to deploy in its service station in South Africa. The vessel was purchased from an unaffiliated third-party seller with a total cost of $8,667.

On May 1, 2015, the newly-constructed non-self-propelled barge, PT40, with a total cost of $7,294, became operational in the Company's service center in Vancouver.

On March 16, 2015, the Company completed the disposal and delivered the single hull bunkering tanker Tapuit to an unaffiliated third-party purchaser for an aggregate price of $49. The loss on the disposal of $130 was calculated as the net sales price less the carrying value of the vessel of $179. This loss is included under the loss on sale of vessels, net in the consolidated statements of income.

As of December 31, 2016, all of the Company's operational vessels except for the Mediterranean, Aegean Rose, Aegean Breeze I, Aegean Tiffany, PT22, PT40, Willem Sr., Florida, Aegean Orion and Colorado, having total carrying value of $323,331, were mortgaged under the Company's various debt agreements.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars -
Except share and per share data, unless otherwise stated)

8.	Other Fixed Assets:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Land	Buildings	Storage Facility	Other	Total
Cost, December 31, 2014	$9,036	$3,459	$226,067	$21,118	$259,680
- Additions	-	-	843	771	1,614
- Disposals	-	-	-	(306)	(306)
Cost, December 31, 2015	9,036	3,459	226,910	21,583	260,988
- Additions	-	-	-	177	177
- Disposals	-	-	-	(160)	(160)
Cost, December 31, 2016	9,036	3,459	226,910	21,600	261,005

Accumulated depreciation, December 31, 2014	-	602	415	4,895	5,912
- Depreciation expense	-	122	5,176	3,212	8,510
- Disposals	-	-	-	(217)	(217)
Accumulated depreciation, December 31, 2015	-	724	5,591	7,890	14,205
- Depreciation expense	-	125	5,181	3,160	8,466
- Disposals	-	-	-	(146)	(146)
Accumulated depreciation, December 31, 2016	-	849	10,772	10,904	22,525

Net book value, December 31, 2015	9,036	2,735	221,319	13,693	246,783
Net book value, December 31, 2016	$9,036	$2,610	$216,138	10,696	$238,480

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars -
Except share and per share data, unless otherwise stated)

9.	Deferred Charges:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Drydocking	Financing Costs	Total
Balance, December 31, 2014	$18,565	$5,407	$23,972
- Additions	8,690	3,177	11,867
- Disposals	-	-	-
- Amortization for the year	(6,704)	(4,128)	(10,832)
Balance, December 31, 2015	20,551	4,456	25,007
- Additions	4,390	2,781	7,171
- Disposals	(1,982)	-	(1,982)
- Amortization for the year	(7,122)	(3,326)	(10,448)
Balance, December 31, 2016	$15,837	$3.911	$19,748

The amortization for dry-docking costs is included in cost of revenue and in selling and distribution cost in the accompanying consolidated statements of income, according to their function. Deferred financing costs related to revolving credit facilities are presented within deferred charges. The amortization of financing costs is included in interest and finance costs in the accompanying consolidated statements of income.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars -
Except share and per share data, unless otherwise stated)

10.	Intangible assets:

The Company has identified finite-lived intangible assets associated with concession agreements acquired with the purchase of the Las Palmas and Panama subsidiaries with remaining weighted-average amortization period of 11.5 years and a non-compete covenant acquired with the Aegean NWE Business which expired on September 30, 2016. The values recorded have been recognized at the date of the acquisition and are amortized on a straight line basis over their useful life.

On September 25, 2015, the Company ceased its operation in the Portland terminal and wrote-off the intangible asset associated with the concession agreement. The impairment charge on the disposal of $5,308 was calculated as the initial cost less the accumulated amortization. This loss is included under the impairment charge in the consolidated statements of income.

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

		Concession Agreements	Non-compete covenant	Total
Cost	December 31, 2015	$12,025	$3,365	$15,390
	December 31, 2016	12,025	3,365	15,390
Accumulated Amortization	December 31, 2015	(3,639)	(2,973)	(6,612)
	December 31, 2016	(4,317)	(3,365)	(7,682)
NBV	December 31, 2015	8,386	392	8,778
	December 31, 2016	7,708	-	7,708
	2017	676	-	676
	2018	676	-	676
Amortization Schedule	2019	676	-	676
	2020	678	-	678
	2021	676	-	676
	Thereafter	$4,326	$-	$4,326

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars -
Except share and per share data, unless otherwise stated)

11.	Accrued and other current liabilities:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	December 31,
	2016	2015
		Revised
Accrued payroll	$3,821	$2,992
Accrued interest	1,683	2,919
Accrued tax	7,872	5,982
Customer prepayments	146	1,303
Derivative liability	-	9,981
Accrued and other liabilities of vessels	9,914	8,604
Accrued storage cost	5,158	3,502
Deferred revenue	1,651	1,045
Other	7,190	6,932
Total	$37,435	$43,260

Other accrued and other current liabilities relate to various operating expenses part of the working capital used in the Company's normal operating cycle.

12.	Short-term Borrowings:

The amounts comprising short-term debt in the accompanying consolidated balance sheets are analyzed as follows:

Secured Short-term borrowings:	December 31, 2016	December 31, 2015
Loan Facility:
a) Revolving overdraft credit facility dated 5/6/2015	$-	$5,356
b) Security agreement dated 8/9/2016	85,000	80,000
c) Borrowing base facility agreement dated 9/16/2016	176,154	164,141
d) Overdraft deposit accounts	205	-
Total short-term borrowings	$261,359	$249,497

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

The supplemental facility bears interest at LIBOR plus 6.0%. The facility was repaid on March 22, 2016.

b)
On August 22, 2014, August 12, 2015 and August 9, 2016 the Company's subsidiary, Aegean Bunkering U.S.A., signed an amendment and renewed the facility with a syndicate of commercial lenders for an amount up to $250,000. The facility matures on August 8, 2017, bears interest at LIBOR plus 2.1% and the financial covenants require Aegean Bunkering U.S.A., as the Borrower, to maintain: tangible net worth not less than $25,000; net working capital not less than $25,000, leverage ratio no more than 9.0 to 1.0. The agreement also contains covenants that require the parent to maintain minimum consolidated tangible net worth of $410,000; consolidated net working capital not less than $125,000; consolidated current ratio no more than 1.15 to 1.0; consolidated interest coverage ratio no more than 1.9 to 1.0.

c)
On September 16, 2016, Aegean Marine Petroleum S.A., Aegean Petroleum International Inc., Aegean NWE N.V. and Aegean Bunkering Germany BD&M, the Company's wholly-owned subsidiaries, renewed the $1 billion Secured Multicurrency Revolving Credit Facility with a syndicate of commercial lenders, which the Company and these subsidiaries have guaranteed. The facility is comprised of three tranches, consisting of Tranche A of $155,000 for a one year tenor, Tranche B of $75,000 for a two year tenor and Tranche C of $770,000 for an uncommitted tenor. Outstanding amounts under Tranche A and Tranche B bear interest at LIBOR, plus a margin of 2.1% and 2.5%, respectively, and outstanding amounts under Tranche C bear interest at a rate determined by the relevant lender that represents its cost of funds, plus a margin of 2.0%. The facility imposes certain operating and financial restrictions on the Group, which restrict its ability to incur debt, change its legal and beneficial ownership, merge or consolidate, acquire or incorporate companies and change its business activities. In addition, the facility contains financial covenants which require the Company to maintain (i) minimum consolidated net working capital of not less than $125 million, (ii) consolidated net tangible net worth of $410,000, (iii) a current ratio of at least 1.15-to-one and (iv) an interest cover ratio of at least 1.9-to-one.

As at December 31, 2016, the Company was in compliance with all of its covenants contained in its credit facilities.

Interest: Total interest incurred on short-term borrowings for the years ended December 31, 2016, 2015 and 2014 amounted to $7,561, $6,917 and $13,340, respectively (Note 19) and is included in interest and finance costs, in the accompanying consolidated statements of income. During the years ended December 31, 2016, 2015 and 2014, the weighted average interest rate (including the margin) was 2.65%, 2.58%, and 2.99%, respectively.

Amounts available under Short-term Facilities: As of December 31, 2016, the Company had $857,110 available uncommitted undrawn amount under its short-term loan agreements to finance working capital requirements.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars -
Except share and per share data, unless otherwise stated)

13.	Long-term Debt:

The amounts of the Company's long term indebtedness in the accompanying consolidated balance sheets are analyzed as follows:

		December 31,
		2016	2015
(a)	Serifos, Kithnos, Santorini, Paros, Naxos	$15,520	$17,780
(b)	Milos, Amorgos, Kimolos, Syros, Mykonos	8,620	11,420
(c)	Eton, Benmore and Ingram	14,555	16,043
(d)	Tasman and Santon	8,705	9,929
(e)	Kerkyra, Ithaki, Kefalonia, Paxoi, Zakynthos, Lefkas, Kythira	39,090	42,518
(f)	Andros, Dilos, Ios, Sifnos, Tinos	16,854	21,128
(g)	Kassos, Tilos, Halki, Symi	21,663	23,627
(h)	Aegean III, VIII	-	341
(i)	Aegean Barges	679	977
(j)	Seatra	3,685	4,233
(k)	Overdraft facility under senior secured credit facility dated 3/21/2014	3,230	3,786
(l)	Senior convertible notes due 2018	87,923	120,569
(m)	Senior convertible notes due 2021	130,342	-
(n)	Trade credit facility dated 9/16/2016	75,000	75,000
(o)	Term loan facility agreement dated 10/7/2015	112,324	119,812
(p)	Secured term loan dated 3/21/2016	7,042	-
Less:	Deferred financing costs	(8,960)	(6,645)
Total		536,272	460,518
Less: Current portion		(33,495)	(26,398)
Long-term portion		$502,777	$434,120

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

The loan bears interest at LIBOR plus 1.55% from January 1, 2011. During the years ended December 31, 2016, 2015 and 2014, the weighted average interest rate (including the margin) was 2.23%, 1.84% and 1.78%, respectively, while at December 31, 2016 and 2015, the interest rate (including the margin) was 2.48% and 1.96%, respectively.

The loan agreement contains financial covenants requiring the Company to ensure that book net worth (total stockholder's equity attributable to AMPNI) ("book net worth") shall not be less than $410,000; that the ratio of total liabilities to total assets shall not exceed 0.75-to-one; that the current ratio shall not be less than 1.15-to-one and that the liquidity ratio (cash and cash equivalents and trade receivables to total current liabilities) ("liquidity ratio") shall be higher than 0.50-to-one.

(b)
On December 19, 2006, the Company's subsidiaries, Milos, Amorgos, Kimolos, Syros and Mykonos, as co-borrowers, jointly and severally entered into a term loan with an international bank for an amount of $33,400 to partially finance the construction costs of vessels Milos, Amorgos, Kimolos, Syros, Mykonos, respectively (five tranches of $6,680 each).

The loan bears interest at LIBOR plus 1.15% plus additional compliance costs. During the years ended December 31, 2016, 2015 and 2014, the weighted average interest rate (including the margin) was 1.65%, 1.36% and 1.33%, respectively, while at December 31, 2016 and 2015, the interest rate (including the margin) was 1.94% and 1.54%, respectively.

The loan agreement contains financial covenants requiring the Company to ensure that market value adjusted net worth shall not be less than $410,000; that minimum liquidity shall not be less than $30,000 held with the lender at the end of each month with average minimum daily free liquidity of $15,000; that the ratio of total liabilities to total assets shall not exceed 0.70-to-one and that the minimum security cover ratio shall not be less than 125%. Under the agreement the Company is also required to maintain a minimum coverage ratio of 1.60-to-one and current ratio of at least the minimum of 1.15-to-one.

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

The loan bears interest at LIBOR plus 1.30%. During the years ended December 31, 2016, 2015 and 2014, the weighted average interest rate (including the margin) was 1.97%, 1.59% and 1.54%, respectively, while at December 31, 2016 and 2015, the interest rate (including the margin) was 2.27% and 1.83%, respectively.

The loan agreement contains financial covenants requiring the Company, as guarantor, to ensure that book net worth shall not be less than $410,000; that the ratio of total liabilities to total assets shall not exceed 0.75-to-one; that the current ratio shall not be less than 1.15-to-one; that the liquidity ratio shall be higher than 0.50-to-one and that the minimum security cover ratio shall not be less than 125%.

(d)
On October 27, 2006, the Company's subsidiaries, Tasman and Santon, as co-borrowers, jointly and severally entered into a collateralized term loan with a Greek bank for an amount of $17,600 to partially finance the construction costs of vessels Kalymnos and Leros (two tranches of $8,800 each).

The loan agreement contains financial covenants requiring that the minimum security cover ratio shall not be less than 125%.

The loan bears interest at LIBOR plus 1.15% on the principal amount repayable in quarterly installments (for each tranche: $6,160) and at LIBOR plus 1.25% on the principal amount repayable in a balloon payment (for each tranche: $2,640). During the years ended December 31, 2016, 2015 and 2014, the weighted average interest rate (including the margin) was 1.87%, 1.45% and 1.39%, respectively, while at December 31, 2016 and 2015, the interest rate (including the margin) was 2.12% and 1.62%, respectively.

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

The loan bears interest at LIBOR plus 1.30%. During the years ended December 31, 2016, 2015 and 2014, the weighted average interest rate (including the margin) was 1.97%, 1.59% and 1.53%, respectively, while at December 31, 2016 and 2015, the interest rate (including the margin) was 2.25% and 1.76%, respectively.

The loan agreement contains financial covenants requiring the Company, as guarantor, to ensure that book net worth shall not be less than $410,000; that the ratio of total liabilities to total assets shall not exceed 0.75-to-one; that the current ratio shall not be less than 1.15-to-one; that the liquidity ratio shall be higher than 0.50-to-one and that the minimum security cover ratio shall not be less than 130%.

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

The loan bears interest at LIBOR plus 1.00% for the Andros, Dilos and Ios tranches, and at LIBOR plus 2% for the Sifnos and Tinos tranches. The loan is collateralized by a first priority mortgage over each of the vessels.

During the years ended December 31, 2016, 2015 and 2014, the weighted average interest rate (including the margin) was 2.09%, 1.72% and 1.67%, respectively, while at December 31, 2016 and 2015, the interest rate (including the margin) was 2.33% and 1.81%, respectively.

The loan agreement contains financial covenants requiring the Company, as guarantor, to ensure that market value adjusted net worth shall not be less than $410,000; that minimum liquidity shall not be less than $30,000 held with the lender at the end of each month with average minimum daily free liquidity of $15,000; that the ratio of total liabilities to total assets shall not exceed 0.70-to-one and that the minimum security cover ratio shall not be less than 120%. Under the agreement the Company is also required to maintain a minimum coverage ratio of 1.6-to-one and current ratio of at least the minimum of 1.15-to-one.

(g)
On April 24, 2008, the Company's subsidiaries, Kassos, Tilos, Halki and Symi, as co-borrowers, jointly and severally entered into a syndicated collateralized term loan with an international bank for an amount of $38,800 to partially finance the construction costs of the vessels Kassos, Tilos, Halki and Symi (four tranches of $9,700 each).

The loan bears interest at LIBOR plus 1.40%, and is collateralized by the first priority mortgage on the four vessels. During the years ended December 31, 2016, 2015 and 2014, the weighted average interest rate (including the margin) was 2.08%, 1.68% and 1.64%, respectively, while at December 31, 2016 and 2015, the interest rate (including the margin) was 2.40% and 2.01%, respectively.

The loan agreement contains financial covenants requiring the Company, as guarantor, to ensure that book net worth shall not be less than $410,000; that the ratio of total liabilities to total assets shall not exceed 0.75-to-one; that the current ratio shall not be less than 1.15-to-one; that the liquidity ratio shall be higher than 0.50-to-one and that the minimum security cover ratio shall not be less than 130%.

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

On June 29, 2012 and thereafter on July 11, 2013, the company signed a supplemental agreement, to extend the quarterly repayments until January 8, 2016, amending the interest rate to LIBOR plus 5.25%. The loan was repaid on January 8, 2016.

During the years ended December 31, 2016, 2015 and 2014, the weighted average interest rate (including the margin) was 5.57%, 5.60% and 5.53%, respectively, while at December 31, 2015, the interest rate (including the margin) was  5.57%.

(i)
On April 1, 2010, the Company, through the Aegean NWE business acquisition, assumed a loan agreement of an amount of €3,740,000 with a Belgian bank dated on March 22, 2004 to finance the construction of its vessel Texas. The loan bears interest at 4.36%.The loan was renewed on April, 01, 2014 and is renewable every five years.

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

(k)
On March 21, 2014, the Company's subsidiary, Aegean Barges NV signed a roll over loan agreement with a bank for the purpose of financing its new secondhand vessel New Jersey for an amount of $4,455 and bears interest at LIBOR plus 2.80%. The credit facility is repayable in forty quarterly installments. During the years ended December 31, 2016, 2015 and 2014, the weighted average interest rate (including the margin) was 2.96%, 3.08% and 3.03%, respectively, while at December 31, 2016 and 2015, the interest rate (including the margin) was 3.13% and 3.13%, respectively.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars -
Except share and per share data, unless otherwise stated)

13.	Long-term Debt: (Continued)

(l)
On October 23, 2013 the Company issued $75,000 aggregate principal amount of 4% Convertible Unsecured Senior Notes ("2013 Notes"), which are due November 1, 2018. The full overallotment option granted was exercised and an additional $11,250 2013 Notes were purchased by the underwriters. Accordingly, $86,250 in aggregate principal amount of 2013 Notes was sold, resulting in aggregate net proceeds of approximately $83,447 after the underwriters' commissions.

The holders may convert their 2013 Notes to common stock at any time on or after May 1, 2018, but prior to maturity. However, holders may also convert their 2013 Notes prior to May 1, 2018, under the following circumstances: (1) if the closing price of the common stock reaches and remains at or above 130% of the conversion price of $14.23 per share of common stock, or 70.2679 shares of common stock per $1,000 aggregate principal amount of 2013 Notes, in effect on that last trading day, for at least 20 trading days in the period of 30 consecutive trading days ending on the last trading day of the calendar quarter immediately preceding the calendar quarter in which the conversion occurs; (2) during the five consecutive trading-day period after any five consecutive trading-day period in which the trading price per $1,000 principal amount of the 2013 Notes for each day of that period was less than 98% of the closing price of the Company's common stock multiplied by then applicable conversion rate; or (3) if specified distributions to holders of the Company's common stock are made or specified corporate events occur.

Since the 2013 Notes contain a cash settlement option upon conversion at the option of the issuer, the Company has bifurcated, at the issuance date, the $86,250 principal amount of the 2013 Notes into liability and equity components of $72,696 and $13,554, respectively, by first determining the carrying amount of the liability component of the 2013 Notes by measuring the fair value of a similar liability that does not have an associated equity component. The equity component was calculated by deducting the fair value of the liability component from the total proceeds received at issuance.

On January 16, 2015, the Company issued $48,300 aggregate principal amount of 4% Convertible Unsecured Senior Notes ("2015 Notes"), which are due November 1, 2018. The 2015 Notes bear the same conversion terms with the 4% Convertible Unsecured Senior Notes issued on October 23, 2013.

The 2015 Notes contain a cash settlement option upon conversion at the option of the issuer, the Company has bifurcated, at the issuance date, the $48,300 principal amount of the 2015 Notes and the premium received of $5,313 into liability and equity components of $41,076 and $12,537, respectively, by first determining the carrying amount of the liability component of the 2015 Notes by measuring the fair value of a similar liability that does not have an associated equity component. The equity component was calculated by deducting the fair value of the liability component from the total proceeds received at issuance. Net proceeds from the 2015 Notes amounted to $51,802 after the underwriters commissions.

On December 19, 2016, the Company repaid $40,000 of the 2013 Notes and the 2015 Notes (collectively "Senior convertible notes due 2018"), for a cash consideration of $44,200 using part of the proceeds from the 2016 Notes described below (m).

The Company's interest expense associated with the Senior convertible notes due 2018 is based on an effective interest rate of 9% and the difference from the interest payable upon the notes is amortized until the expiration of the notes and included under interest and finance cost in the accompanying consolidated statements of income (Note 19).

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars -
Except share and per share data, unless otherwise stated)

13.	Long-term Debt: (Continued)

The total interest expense related to the Senior convertible notes due 2018 in the Company's consolidated financial statements statement of income for the years ended December 31, 2016, 2015 and 2014 amounted to $10,993, $10,131 and $6,148, respectively, of which $5,452, $3,669 and $2,698 are non-cash amortization of the discount on the liability component and of the transaction costs allocated to the liability component, $5,541, $6,462 and $3,450  are the contractual interest payable semi-annually at a coupon rate of 4% per year.

(m)	On December 19, 2016, the Company issued $150,000 aggregate principal amount of 4.25% Convertible Unsecured Senior Notes ("2016 Notes"), which are due December 15, 2021.

The holders may convert their Notes at any time on or after June 15, 2021, but prior to maturity. However, holders may also convert their Notes prior to June 15, 2021, under the following circumstances: (1) if the closing price of the common stock reaches and remains at or above 130% of the conversion price of $14.95 per share of common stock, or 66.9120 shares of common stock per $1,000 aggregate principal amount of Notes, in effect on that last trading day, for at least 20 trading days in the period of 30 consecutive trading days ending on the last trading day of the calendar quarter immediately preceding the calendar quarter in which the conversion occurs; (2) during the five consecutive trading-day period after any five consecutive trading-day period in which the trading price per $1,000 principal amount of the Notes for each day of that period was less than 98% of the closing price of the Company's common stock multiplied by then applicable conversion rate; or (3) if specified distributions to holders of the Company's common stock are made or specified corporate events occur.

Since the 2016 Notes contain a cash settlement option upon conversion at the option of the issuer, the Company has bifurcated, at the issuance date, the $150,000 principal amount of the 2016 Notes into liability and equity components of $130,236 and $19,764, respectively, by first determining the carrying amount of the liability component of the 2016 Notes by measuring the fair value of a similar liability that does not have an associated equity component. The equity component was calculated by deducting the fair value of the liability component from the total proceeds received at issuance. Net proceeds from the 2016 Notes amounted to $145,125 after the underwriters' commissions.

The Company's interest expense associated with the 2016 Notes is based on an effective interest rate of 8.3% and the difference from the interest payable upon the notes is amortized until the expiration of the notes and included under interest and finance cost in the accompanying consolidated statements of income (Note 19).

The total interest expense related to the 2016 Notes in the Company's consolidated financial statements statement of income for the years ended December 31, 2016 amounted to $343, of which $130 are non-cash amortization of the discount on the liability component and of the transaction costs allocated to the liability component, and $213 are the contractual interest payable semi-annually at a coupon rate of 4.25% per year.

(n)
On September 16, 2016, Aegean Marine Petroleum S.A., Aegean Petroleum International Inc., Aegean NWE N.V. and Aegean Bunkering Germany BD&M, the Company's wholly-owned subsidiaries, renewed its $1 billion Secured Multicurrency Revolving Credit Facility with a syndicate of commercial lenders as described above. The facility is comprised of three tranches, consisting of Tranche A of $155,000 for a one year tenor, Tranche B of $75,000 for a two year tenor and Tranche C of $770,000 for an uncommitted tenor. Tranche B, classified in the long-term debt, bears interest at LIBOR, plus a margin of 2.5%.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars -
Except share and per share data, unless otherwise stated)

13.	Long-term Debt: (Continued)

(o)
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

(p)
On March 22, 2016, the Company's subsidiary, Aegean Bunkering Services Inc., entered into a secured term loan for an amount of $13,000. The loan bears interest at LIBOR plus a margin of 4.5% and is repayable in twelve quarterly instalments, plus a balloon payment of $4,286. During the year ended December 31, 2016, the weighted average interest rate (including the margin) was 5.21%, while at December 31, 2016, the interest rate (including the margin) was 5.50%. The proceeds were used purchase Umnenga, a 66,895 dwt double hull bunkering tanker (Note 7) and to repay the existing credit facility of the subsidiary (Note 12).

The loan agreement contains financial covenants requiring a minimum security cover ratio of 125%.

As at December 31, 2016, the Company was in compliance with all of its financial covenants contained in its credit facilities.

As of December 31, 2016, the outstanding vessel-financing loans are generally collateralized as follows:

First priority mortgages over the vessels;

Assignments of insurance and earnings of the mortgaged vessels.

The vessel-financing loan agreements contain ship finance covenants including restrictions as to changes in management and ownership of the vessels, additional indebtedness and mortgaging of vessels without the bank's prior consent as well as minimum requirements regarding the ratio of the market value of the relevant vessel to the outstanding loan amount and the ratio of the insured amount of the relevant vessel to the outstanding loan amount. In addition, the borrowing companies and/or their managers must maintain working capital accounts with the lending banks, as defined in the loan agreements. Furthermore, the vessel-owning subsidiary companies are not permitted to pay any dividends without the lenders' prior consent. As of December 31, 2016, most of the Company's vessels, having a total carrying value of $323,331, have been provided as collateral to secure the long-term debt discussed above.

Total interest incurred on long-term debt for the years ended December 31, 2016, 2015 and 2014 amounted to $17,224, $15,455 and $14,924, respectively, (Note 19) and is included in interest and finance costs in the accompanying consolidated statements of income. Accrued interest expense on long-term debt as of December 31, 2016 and 2015 amounted to $1,683 and $2,262, respectively, and is included in accrued and other current liabilities in the accompanying consolidated balance sheets.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars -
Except share and per share data, unless otherwise stated)

13.	Long-term Debt: (Continued)

The annual principal payments required to be made after December 31, 2016, are as follows:

Amount
2017	$33,495
2018	214,545
2019	78,418
2020	41,047
2021	169,866
Thereafter	34,146
Total principal payments	571,517
Less: Unamortized portion of notes' discount	(26,285)
Total long-term debt	$545,232

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

The Company uses foreign currency swaps to reduce the risk from fluctuations in foreign currency exchange rates associated with its debt liabilities denominated in foreign currencies.

In a foreign currency swap transaction, the Company agrees with another party to exchange, at specified intervals, the difference between an agreed fixed, set at inception, and the current exchange rate, calculated by reference to an agreed notional amount. These transactions are entered into pursuant to master agreements that provide for a single net payment to be made by one counterparty for payments made at each due date.

As of December 31, 2016 and 2015, the Company was committed to the following swap arrangements:

As of December 31, 2016
	Interest Rate Index	Principal Amount	Fair Value/ Carrying Amount of Asset/ (Liability)	Weighted-average remaining term	Fixed Interest Rate
U.S. Dollar-denominated Interest Rate Swap	Euribor	$3,685	$(399)	9.25	2.35%
U.S. Dollar-denominated Interest Rate Swap	Libor	75,000	1,463	4.43	1.39%
U.S. Dollar-denominated Interest Rate Swap	Libor	75,000	1,608	4.42	1.35%
U.S. Dollar-denominated Interest Rate Swap	Libor	$75,000	$2,970	4.52	0.95%

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars -
Except share and per share data, unless otherwise stated)

14.	Derivatives and fair value measurements: (Continued)

As of December 31, 2015
Interest Rate Index	Principal Amount	Fair Value/ Carrying Amount of Asset/ (Liability)	Weighted-average remaining term	Fixed Interest Rate
U.S. Dollar-denominated Interest Rate Swap	Euribor	$4,233	$(420)	10.25	2.35%

The Company is exposed to credit loss in the event of non-performance by the counterparty to the interest rate swap agreement. In order to minimize counterparty risk, the Company enters into derivative transactions with counterparties that are rated AAA or at least A at the time of the transactions.

The Company uses fuel pricing contracts to hedge exposure to changes in the net cost of marine fuel purchases. The Company has the right of offset with the counterparty of the fuel pricing contracts, and settles outstanding balances on a monthly basis. Therefore, these amounts are presented on a net basis in the consolidated balance sheets (on a gross basis: an asset of $21,089 and a liability of $33,497 as of December 31, 2016 and an asset of $46,949 and a liability of $24,533 as of December 31, 2015).

The following table presents information about its derivative instruments measured at fair value and their locations on the consolidated balance sheets:

		As of December 31,
Assets/(Liabilities)	Balance Sheet Location	2016	2015

Fuel pricing contracts	Derivative asset, current	$-	$22,416
Fuel pricing contracts	Derivative liability, current	(12,408)	-
Currency contracts	Derivative liability, current	(95)	-
Currency contracts	Derivative liability, non-current	(588)	-
Interest rate swaps	Derivative asset, non-current	6,041	-
Interest rate swaps	Derivative liability, non-current	(399)	(420)
Total, net		$(7,449)	$21,996

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars -
Except share and per share data, unless otherwise stated)

14.	Derivatives and fair value measurements: (Continued)

The Company discloses information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its balance sheet. The derivatives instruments are subject to a master netting agreement allowing for the netting of assets and liabilities on the consolidated balance sheets.

The following table presents the offsetting of fuel pricing contracts as of December 31, 2016 and 2015:

	Gross Amounts of Recognized Liabilities	Gross Amounts of Recognized Assets	Net Amounts presented in the Balance Sheet Asset / (Liability)
December 31, 2016	$(33,497)	$21,089	$(12,408)
December 31, 2015	$(24,533)	$46,949	$22,416

The following table presents the effect and financial statement location of its derivative instruments on its consolidated statements of income for the years ended December 31, 2016, 2015 and 2014:

Statements of Income		For the year ended December 31,
Income/ (loss)	Location	2016	2015	2014

Fuel pricing contracts	Cost of revenue – third-parties	$(70,213)	45,782	$50,472
Currency contracts	Foreign exchange losses, net	(683)	-	-
Interest rate contracts	Interest and finance costs	6,062	62	(250)
Total		$(64,834)	45,844	$50,222

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

		Fair value measurements at December 31, 2016
Assets/ (Liabilities)	Total	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Interest rate swap	$(399)	$-	$(399)	$-
Interest rate swap	6,041		6,041
Currency contracts	(683)		(683)
Fuel pricing contracts	(12,408)	-	(12,408)	-

Total	$(7,449)	$-	$(7,449)	$-

		Fair value measurements at December 31, 2015
Assets/ (Liabilities)	Total	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Interest Rate Swap	$(420)	$-	$(420)	$-
Fuel pricing contracts	22,416	-	22,416	-

Total	$21,996	$-	$21,996	$-

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars -
Except share and per share data, unless otherwise stated)

14.	Derivatives and fair value measurements: (Continued)

The fair value of the interest rate swaps is determined using the discounted cash flow method based on market-based EURIBOR or LIBOR rates swap yield curves, taking into account current interest rates. Valuation models require a variety of inputs, including contractual terms, market prices, yield curves, credit spreads, measures of volatility, and correlations of such inputs.

The fair value of the foreign currency contracts is determined based on the agreed fixed and the current exchange currency for the amount agreed to be exchanged on each contract.

The Company uses observable inputs to calculate the mark-to-market valuation of the fuel pricing derivatives. Fuel pricing contracts are valued using quoted market prices of the underlying commodity. During the years ended December 31, 2016 and 2015, the Company entered into fuel pricing contracts for 29,562,250 metric tons and 14,553,635 metric tons, respectively.

The Company's derivatives trade in over-the-counter markets, and as such, model inputs are generally observable and do not require significant management judgment. Such instruments are classified within Level 2 of the fair value hierarchy.

15.	Commitments and Contingencies:

a)
Long-term Supply Contracts: On December 3, 2004, the Company signed an eight-year Fuel Purchase Agreement with a government refinery in Jamaica for the supply of mainly MFO and MGO at a price equal to average PLATTS prices plus a margin. The contract stipulates that the Company and refinery are not required to transact for more than a maximum quantity of marine fuel per month; however, by mutual agreement, the maximum quantity per month may be revised upwards. Invoices become due thirty calendar days from the date of delivery. Interest on overdue payments accrues at a rate equal to the local overdraft rate in Jamaica. On December 30, 2009, an addendum between the two parties was signed, which extends the original agreement until December 31, 2014, and further renewed until December 31, 2018. On April 1, 2005, the Company signed a ten-year Marine Fuel Supply Service Agreement with the Greek Subcontractor which has been renewed until December 31, 2017 (refer to Note 4).

(b)
Lease Commitments: The Company leases certain property under operating leases, which require the Company to pay maintenance, insurance and other expenses in addition to annual rentals. The minimum annual payments under all non-cancelable operating leases at December 31, 2016 are as follows:

2017	$39,066
2018	24,360
2019	11,168
2020	10,728
2021	10,688
Thereafter	124,670
Total minimum annual payments under all non-cancelable operating leases	$220,680

Rent expense under operating leases was $41,730, $36,043 and $34,715 for the years ended December 31, 2015, 2014 and 2013, respectively.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars -
Except share and per share data, unless otherwise stated)

15.	Commitments and Contingencies: (Continued)

(c)
Standby Letters Of Credit: In the normal course of business, for certain suppliers, under certain long-term supply contracts, or under certain long-term construction contracts, the Company is required to post standby letters of credit in order to secure lines of credit. As of December 31, 2016, the total outstanding standby letters of credit amounted to $56,736. The Company has not defaulted on payment of any of its accounts payable so as to cause any of the issuers of the standby letters of credit to settle the Company's accounts payable on the Company's behalf. All the standby letters of credit expire during 2017. The Company expects to extend the validity date of these instruments throughout the duration of the Company's contractual or operating relationships with the respective suppliers.

(d)
Letters of Guarantee: Under the Singapore law, the Company is required to issue letters of guarantee for payroll taxes of crew members during their employment. The guarantee extends for the duration of the employment and the Company is required to pay only if the crew member does not meet individual tax obligations. The Company currently does not believe it will be required to make a payment under these guarantees and accordingly has not recorded any liability. The maximum amount the Company could be required to pay as of December 31, 2016 and 2015 is $128 (or SIN$177,000) and $283 (or SIN$309,000), respectively, and is maintained in fixed deposits and presented in the prepayments and other current assets in the accompanying consolidated balance sheets. The Company is also required to issue letters of guarantee in the U.A.E. for the port authorities and for the employees' passports and permits. The maximum amount the Company could be required to pay as of December 31, 2016 and 2015 is $163 (or AED600,000) and $125 (or AED500,000), respectively, and is maintained in fixed deposits and presented in the prepayments and other current assets in the accompanying consolidated balance sheets. Furthermore, the Company has issued letters of guarantee for transporting cargo on behalf of its time-charter parties for amounts of $69 (€65,270) and $0 (€0) as of December 31, 2016 and 2015, respectively, and are maintained in fixed deposits and presented in the prepayments and other current assets in the accompanying consolidated balance sheets.

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

In November 2005, an unrelated party filed a declaratory action against one of the Company's subsidiaries before the First Instance Court of Piraeus, Greece. The plaintiff asserted that he was instrumental in the negotiation of the Company's eight-year fuel Purchase Agreement with a government refinery in Jamaica and sought a judicial affirmation of his alleged contractual right to receive a commission of $0.01 per metric ton of marine fuel over the term of the contract. In December 2008, the First Instance Court of Piraeus dismissed the plaintiff's action as vague and inadmissible, however the Company appealed that decision on the grounds that there was no contract between the Company and the plaintiff and that the court lacked jurisdiction. While the action was pending in Greece, the plaintiff commenced a new action involving the same cause of action before the Commercial Court of Paris, France, which dismissed that action in June 2009. The plaintiff's appeal of the dismissal was denied by the Paris Court of Appeal in February 2010. In January 2012, the plaintiff commenced a new action relating to the same allegations before the Commercial Court of Paris, which was dismissed on June 27, 2012 in favor of the competence and jurisdiction of the Greek courts. In July 2012, the plaintiff filed a "contredit," an appeal procedure under French law. In November 2013, the Court held that there is no matter pending in Greece that would allow the French courts to decline jurisdiction to the benefit of the Greek proceedings. As a result, the case is to return to the Commercial Court of Paris which should have to examine the admissibility of plaintiff's claim in France. The relevant pleadings were issued on December 18, 2015. According to its decision the French Court held that the plaintiff is entitled to a part compensation based on a half of its claim fee of $0.01 per metric ton sold but limited to the amount of $670 with respect to the years 2005 to 2008. The Judgement is enforceable subject to the submission by the plaintiff to AMP of a bank guarantee as counter-security covering the reimbursement to AMP of the said sum plus interest. Until now the plaintiff has been unable to submit a properly worded bank guarantee. Both AMP and the plaintiff have filed contrary appeals versus the decision issued. Both parties have now submitted their respective pleadings, but the relevant pleading has not yet been scheduled. We believe that this claim lacks in merit and that the outcome of this lawsuit will not have a material effect on the Company.

On December 18, 2014, the Company and Aegean Bunkering (USA) LLC (the "Aegean Parties"), filed a one-count complaint for breach of contract against Hess Corporation ("Hess"), in New York Supreme Court, New York County (653887/2014) alleging that Hess breached certain express representations and warranties in representing its financial condition in an agreement pursuant to which Hess sold its bunker oil business to Aegean Bunkering (USA) LLC ("Agreement") In the complaint, the Aegean Parties sought approximately $28,000 in compensatory damages, exclusive of interest and costs. On February 9, 2015, Hess filed an answer to the complaint. During the course of discovery, through co-counsel Boies Schiller & Flexner LLP, the Aegean Parties filed a motion for leave to amend the complaint on December 15, 2015. The proposed amended complaint added a claim for fraud and fraudulent inducement in connection with the Agreement, seeking approximately $127,000 in compensatory damages, exclusive of interest and costs, and punitive damages in an amount to be determined at trial. On Hess's consent, the Aegean Parties' motion to amend the complaint was granted on January 15, 2016. On February 3, 2016, Hess filed a motion to dismiss the amended complaint in part, specifically, the fraud and fraudulent inducement claim and portions of the contract claim. The Aegean Parties responded to the motion to dismiss on March 4, 2016, and Hess submitted its reply thereafter. On March 31, 2017, the Aegean Parties have filed with the Court a Notice of Issue to request a trial date. The parties have continued with discovery and await a decision from the Court. We are not in a position to comment further on this matter at this time.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars -
Except share and per share data, unless otherwise stated)

15.	Commitments and Contingencies: (Continued)

The Company has supplied bunkers through agreements with various entities of the O.W. Bunker Group, which filed for bankruptcy in November 2014. The Company issued notice to members of the O.W. Bunker Group for the request of payment for the value of the bunkers supplied. The Company's exposure for these supplies amounts to $4,951, of which $3,119 is recorded as a provision for doubtful accounts in our consolidated balance sheets.  The Company believes that the respective members of the O.W. Bunker Group were never the rightful owners of the bunkers and are currently trying to work out escrow or other practical solutions with the end users. The Company expects to recover the amount of at least $1,832.

A Company's subsidiary, Aegean Oil Terminal Corporation (or "AOTC"), has provided storage facilities through agreements to Alco Shipping Services LLC ("Alco"), Alco Fuel Trading LLC (or "Alco"), House of Gas Trading DMCC ("House of Gas") and SeaCrest Refined Oil Products s Trading LLC (or "SeaCrest"). In breach of their obligations under their agreements Alco Shipping, Alco Trading, House of Gas and SeaCrest failed to deliver any products to the terminal and to pay the invoices in the principal sum of $2,040. Following various demands for payment and in the absence of payments, AOTC has terminated the agreements and commenced legal proceedings against Alco Trading and Shipping and House of Gas in the High Court of London. Sea Crest has issued and delivered to AOTC checks as security of payment of the outstanding invoices but since these bounced due to lack of funds, AOTC has filed criminal charges against the company. The Company has recorded in its books a provision for the full amount due by the above companies.

Various claims, suits, and complaints, including those involving government regulations arise in the ordinary course of business. Management, in consultation with internal and external advisors, will provide for a contingent loss in the financial statements if the contingency had been incurred at the date of the financial statements and the amount of the loss was probable and can be reasonably estimated. Currently, management is not aware of any such claims or contingent liabilities for which a provision should be established in the accompanying consolidated financial statements.

16.	Revenues and Cost of Revenues:

The amounts in the accompanying consolidated statements of income are analyzed as follows:

	For the Year Ended December 31,
	2016	2015	2014

Sales of marine petroleum products	$3,996,642	$4,155,502	$6,590,998
Voyage revenues	26,870	28,780	30,410
Other revenues	52,707	47,372	40,393
Total Revenues	4,076,219	4,231,654	6,661,801

Cost of marine petroleum products	3,670,542	3,853,450	6,286,453
Cost of voyage revenues	14,974	14,827	14,729
Cost of other revenues	37,219	31,548	23,525
Total Cost of Revenues	$3,722,735	$3,899,825	$6,324,707

Included in the cost of revenues is depreciation of $6,305, $4,780 and $2,424 for the years ended December 31, 2016, 2015 and 2014, respectively.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars -
Except share and per share data, unless otherwise stated)

17.	Selling and Distribution:

The amounts in the accompanying consolidated statements of income are analyzed as follows:

	Year Ended December 31,
	2016	2015	2014

Salaries	$53,507	$52,576	$57,550
Depreciation	14,029	14,990	16,174
Vessel hire charges	22,368	26,422	30,033
Amortization of dry-docking costs	5,995	5,833	5,174
Vessel operating expenses	29,657	29,117	33,447
Bunkers consumption	12,557	16,421	26,464
Storage costs	43,134	39,790	31,686
Broker commissions	4,858	5,789	4,584
Provision for doubtful accounts	2,197	1,992	3,229
Other	13,964	12,148	12,489
Selling and Distribution expenses	$202,266	$205,078	$220,830

18.	General and Administrative:

The amounts in the accompanying consolidated statements of income are analyzed as follows:

	Year Ended December 31,
	2016	2015	2014

Salaries	$22,575	$19,480	$17,616
Depreciation	2,908	2,977	2,312
Office Expenses	24,274	20,861	18,171
General and Administrative expenses	$49,757	$43,318	$38,099

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars -
Except share and per share data, unless otherwise stated)

19.	Interest and Finance Costs:

The amounts in the accompanying consolidated statements of income are analyzed as follows:

	Year Ended December 31,
	2016	2015	2014
Interest incurred on long-term debt (Note 13)	$17,224	$15,455	$14,924
Interest incurred on short-term borrowings (Note 12)	7,561	6,917	13,340
Servicing fees on factoring (Note 3)	466	667	1,298
Amortization of financing fees (Note 9)	5,616	6,028	4,455
Amortization of convertible notes discount (Note 13)	4,610	4,082	2,297
Bank commissions, commitment fees and other charges	6,144	4,530	6,582
Interest rate swaps (Note 14)	(5,539)	-	-
Loss on partial extinguishment of convertible senior notes	417	-	-
Interest on lease payments	-	-	6
Capitalized interest	-	(71)	(9,004)
Total	$36,499	$37,608	$33,898

20.	Equity Incentive Plan:

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

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars -
Except share and per share data, unless otherwise stated)

20.	Equity Incentive Plan: (continued)

The following table summarizes the status of the Company's non-vested shares outstanding for the years ended December 31, 2016 and 2015:

	Nonvested Stock	Weighted Average Grant Date Market Price
At December 31, 2014	1,849,749	$8.51
Granted	1,141,000	12.88
Vested	(1,023,266)	8.91
Forfeited	(1,500)	8.37
At December 31, 2015	1,965,983	11.05
Granted	1,316,000	6.60
Vested	(1,479,156)	8.85
Forfeited	(20,000)	12.93
At December 31, 2016	1,782,827	$9.21

The weighted average grant date fair value of shares granted during the years ended December 31, 2016, 2015 and 2014, were $8,686, $14,696 and $10,663, respectively.

The total fair value of shares at vesting date during the years ended December 31, 2016, 2015 and 2014 were $12,493, $14,556 and $7,462, respectively based on the closing share price at each vesting date.

Total compensation cost of $12,229, $10,042 and $8,774 was recognized and included under general and administrative expenses in the accompanying consolidated statements of income for the years ended December 31, 2016, 2015 and 2014, respectively.

As of December 31, 2016, there was $7,026 of total unrecognized compensation cost related to non-vested share-based compensation awards. This unrecognized compensation cost at December 31, 2016, is expected to be recognized as compensation expense over a weighted average period of 1.5 years as follows:

Amount
2017	$4,845
2018	1,882
2019	299
$7,026

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars -
Except share and per share data, unless otherwise stated)

21.	Common Stock, Treasury Stock and Additional Paid-In Capital:

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

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars -
Except share and per share data, unless otherwise stated)

21.	Common Stock, Treasury Stock and Additional Paid-In Capital: (Continued)

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

Treasury stock

On October 16, 2014, the Company's Board of Directors authorized a new share repurchase program, under which the Company may repurchase up to $20,000 of its outstanding shares of common stock over a period of two years. No shares have been repurchased as of the year ended December 31, 2016 and 2015.

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

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars -
Except share and per share data, unless otherwise stated)

21.	Common Stock, Treasury Stock and Additional Paid-In Capital: (Continued)

Preferred Share Purchase Rights

In August 2009, the Company authorized and declared a dividend distribution of one preferred share purchase right (a "Right") on each outstanding share of its common stock. The dividend distribution was made to shareholders of record as of August 14, 2009. The rights will separate from the common stock and become exercisable upon the earlier of (i) ten days following the public announcement or disclosure that a person or group (an "Acquiring Person") has acquired beneficial ownership, or obtained the right to acquire, 15 percent or more of the outstanding common stock or (ii) ten business days following the commencement of, or the announcement of an intention to make, a tender offer or exchange offer, the consummation of which would result in such a group or person becoming an Acquiring Person (the "Distribution Date"). On the Distribution Date, each Right holder will be entitled to purchase for $100 (the "Exercise Price") one one-thousandth of a share of a new series of junior participating preferred stock. In the event that an Acquiring Person acquires more than 15 percent of the outstanding common stock, each Right holder (except the Acquiring Person) will be entitled to purchase at the Exercise Price, shares of common stock having a market value equal to twice the Exercise Price. Any time after the date an Acquiring Person obtains more than 15 percent of the outstanding common shares and before that Acquiring Person acquires more than 50 percent of the outstanding common shares, the Company may exchange each Right owned by all other Rights holders, in whole or in part, for one common share. The Rights expire on the earliest of (i) August 14, 2019 or (ii) the redemption of the Rights by the Company or (iii) the exchange of the Rights as described above. The Company can redeem the Rights at any time on or prior to the earlier of the tenth business day following the public announcement that a person has acquired ownership of 15 percent or more of the outstanding common shares, or August 14, 2019. The Rights do not have any voting rights. The Rights have the benefit of certain customary anti-dilution protections. As of December 31, 2016, no such events had occurred, and no rights have been exercised.

Dividends

The Company declared and paid dividends of $3,805, $3,926 and $2,403 during the years ended December 31, 2016, 2015 and 2014, respectively.

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

Repurchase and retirement of common stock

On August 16, 2016, the Company's Board of Directors approved the purchase 11,303,031 shares from Mr. Dimitris Melisanidis.  These shares were purchased and retired on September 15, 2016, for an aggregate purchase price of $99,580, which has been recorded in the stockholder's equity in the consolidated balance sheet as of December 31, 2016.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars -
Except share and per share data, unless otherwise stated)

22.	Earnings Per Common Share:

The computation of basic earnings per share is based on the weighted average number of common shares outstanding during the year using the two-class method. The computation of diluted earnings per share assumes the granting of non-vested share-based compensation awards (refer to Note 20), for which the assumed proceeds upon grant are deemed to be the amount of compensation cost attributable to future services and not yet recognized using the treasury stock method, to the extent dilutive.

As of December 31, 2016 and 2015, the Company excluded 1,782,827 and 1,965,983 non vested shares, respectively, as anti-dilutive. Non-vested share-based payment awards that contain rights to receive non forfeitable dividends or dividend equivalents (whether paid or unpaid) and participate equally in undistributed earnings are participating securities, and thus, are included in the two-class method of computing earnings per share.

The treasury stock method is used in calculating diluted earnings per share for the Notes as the Company expects to settle the principal in cash.

The components of the calculation of basic earnings per common share and diluted earnings per common share are as follows:

	Year Ended December 31,
	2016	2015	2014

Net income attributed to AMPNI shareholders	$51,871	$34,841	$16,090

Less: Dividends declared and undistributed earnings allocated to unvested shares	(2,078)	(1,392)	(627)
Basic income available to common stockholders	$49,793	$33,449	$15,463

Basic weighted average number of common shares outstanding	44,919,189	47,271,582	46,271,716

Diluted weighted average number of common shares outstanding	44,919,189	47,271,582	46,271,716

Basic earnings per common share	$1.11	$0.71	$0.34
Diluted earnings per common share	$1.11	$0.71	$0.34

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

AMP has a branch office established in Greece. Under the laws of Greece, and in particular Greek Law 3427/2005 which amended, replaced and supplemented provisions of Law 89/1967 as of January 1, 2006, AMP is taxed on a cost plus basis, 5.42% for the period 2011 to 2015, on expenses incurred by its branch office in Greece. With respect to the period of 2016 to 2020, the Greek Ministry of Economy and Finance has set the profit margin at 5%.  AMP's income, as calculated by applying the 5% profit margin, as applicable, is subject to Greek corporate income tax at the rate of 29%, 29% and 26% for the fiscal year 2016, 2015 and 2014. All expenses to which the profit margin applies are deducted from gross income for Greek corporate income tax purposes. Furthermore, AMP is exempt from Greek other tax, charge or contribution in favor of the Greek State or any third-party, on income derived from all its transactions worldwide in petroleum products, lubricants and similar commodities, the object of which lies outside of Greece.

d)	United States

A foreign corporation which is engaged in a trade or business in the United States will be subject to corporate income tax and branch profits tax at a combined rate on its income which is effectively connected with its United States trade or business, or Effectively Connected Income.

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

The Company has a place of business in the U.S. East Coast through its subsidiary Aegean Bunkering USA that acquired a U.S. bunkering division on December 18, 2013, and trade activities occurred inside the United States are subject to United Stated federal and state income taxes.

The components of the Aegean Bunkering USA's (expense)/benefit for income taxes are as follows:

	Year Ended December 31,
	2016	2015	2014
Current tax expense	$(2,618)	$(10)	$(56)
Deferred tax benefit / (expense)	2,537	(2,420)	-
Income tax provision	$(81)	$(2,430)	$(56)

Effective tax rate	2.7%	28.26%	3.19%

The reconciliation between the statutory tax expense in Aegean Bunkering USA from continuing operations to the income tax expense recorded in the financial statements is as follows:

	Year Ended December 31,
	2016	2015	2014
Income tax on profit before tax at statutory rate	$1,190	$(3,410)	$(29)
Effect of permanent differences	(1,271)	980	(27)
Total tax expense Reconciliation	$(81)	$(2,430)	$(56)

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars -
Except share and per share data, unless otherwise stated)

23.	Income Taxes: (continued)

Deferred income taxes are the result of provisions of the tax laws that either require or permit certain items of income or expense to be reported for tax purposes in different periods than they are reported for financial reporting. The tax effects of temporary differences that give rise to the deferred tax asset / liability are as follows:

	Year Ended December 31,
	2016	2015	2014
Deferred tax assets:
Inventory adjustments and others	$2,254	$-	$-
Federal net operating loss	-	2,102	-
Total deferred assets	$2,254	$2,102	$-

	Year Ended December 31,
	2016	2015	2014
Deferred tax liabilities:
Inventory adjustments and others	$-	$3,091	$-
Amortization and depreciation	2,137	1,431	-
Total deferred liabilities	$2,137	$4,522	$-

Deferred tax assets are included in current assets and deferred tax liabilities are presented in current and non-current liabilities.

e)	Belgium

The Company has trade activities in Belgium through its subsidiary ANWE and operates its subsidiary Aegean Bunkers At Sea NV ("ABAS"), both incorporated in Belgium, and subject to Belgian income taxes which rate is 33.99% for the presented years.

The components of the ABAS's expense for income taxes are as follows:
	Year Ended December 31,
	2016	2015	2014
Current tax expense	$-	$-	$-
Deferred tax expense	(1,183)	(551)	(458)
Income tax expense	$(1,183)	$(551)	$(458)

Effective tax rate	1,105.61%	26.34%	25.46%

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars -
Except share and per share data, unless otherwise stated)

23.	Income Taxes: (continued)

The reconciliation between the statutory tax benefit/ (expense) in Belgium on results of ABAS from continuing operations to the income tax expense recorded in the financial statements is as follows:
	Year Ended December 31,
	2016	2015	2014
Income tax expense on result before tax at statutory rate	$(151)	$(589)	$(506)
Effect of permanent differences	(10)	38	48
Valuation allowance	(1,022)	-	-
Total tax expense Reconciliation	$(1,183)	$(551)	$(458)

Deferred income taxes are the result of provisions of the tax laws that either require or permit certain items of income or expense to be reported for tax purposes in different periods than they are reported for financial reporting. ABAS has recorded a valuation allowance as a result of sale of investment for the amount of $1,022, which was the deferred tax asset deriving from an investment tax incentive.

	Year Ended December 31,
	2016	2015	2014
Deferred tax assets:
Carryforward of notional interest deduction	$-	$45	$-
Tax carryforward losses	-	761	1,275
Investment tax incentive	-	377	459
Total deferred taxes, net	$-	$1,183	$1,734

The components of the ANWE Business' (expense)/benefit for income taxes are as follows:

	Year Ended December 31,
	2016	2015	2014
		Revised	Revised
Current tax benefit / (expense)	$(150)	$(1,339)	$(1,663)
Deferred tax (expense) / benefit	(3,062)	583	547
Income tax (expense) / benefit	$(3,212)	$(756)	$(1,116)

Effective tax rate	168.17%	8.67%	7.57%

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars -
Except share and per share data, unless otherwise stated)

23.	Income Taxes: (Continued)

During the year ended December 31, 2016, the Company revised its financial statements for 2015 and 2014 to record a provision for a withholding tax, related to income tax, in a subsidiary and has made adjustments in each successive period.

The reconciliation between the statutory tax expense in Belgium on income of Aegean NWE from continuing operations to the income tax expense recorded in the consolidated financial statements is as follows:

	Year Ended December 31,
	2016	2015	2014
		Revised	Revised
Income tax on profit before tax at statutory rate	$(649)	$1,109	$1,735
Effect of permanent differences	(5)	(1,865)	(2,851)
Valuation allowance	(2,558)	-	-
Total tax expense reconciliation	$(3,212)	$(756)	$(1,116)

Deferred income taxes are the result of provisions of the tax laws that either require or permit certain items of income or expense to be reported for tax purposes in different periods than they are reported for financial reporting. ANWE has recorded a valuation allowance of $2,558, in relation to the probability of the recoverability of its deferred tax assets.
The tax effects of temporary differences that give rise to the deferred tax asset and liability are as follows:

	Year Ended December 31,
	2016	2015	2014
Deferred tax assets:
Tax carry forward losses	$2,292	$4,557	$2,570
Total deferred tax assets	2,292	4,557	2,570

Deferred tax liabilities:
Revaluation of Aegean NWE fixed assets	5,437	4,740	3,336
Total deferred tax liabilities	$5,437	$4,740	$3,336

In the accompanying balance sheets, the deferred income tax assets are included in current assets of $3,769 and $2,133 as the estimated amounts to recover over the next 12 months. Deferred tax liabilities are presented in non-current liabilities of $6,626 and $2,563 as at December 31, 2016 and 2015, respectively. Income tax benefits as at December 31, 2016, of amount $2,292 that are carryforwards do not expire. As of December 31, 2016 and 2015, the Company has recorded a valuation allowance of $2,558 and $0, respectively.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars -
Except share and per share data, unless otherwise stated)

23.	Income Taxes: (Continued)

f)	Canada

The Company is subject to Canadian income taxes through its Canadian subsidiaries

The components of the Canadian subsidiaries (expense)/benefit for income taxes are as follows:
	Year Ended December 31,
	2016	2015	2014
Current tax benefit / (expense)	$40	$(607)	$(334)
Deferred tax expense	-	-	-
Income tax benefit / (expense)	$40	$(607)	$(334)

Effective tax rate	4.73%	85.98%	51.38%

The reconciliation the statutory tax expense in Canada on income from continuing operations to the income tax expense recorded in the consolidated financial statements is as follows:

	Year Ended December 31,
	2016	2015	2014
Income tax on profit before tax at statutory rate	$(218)	$(184)	$(183)
Effect of permanent differences	258	(423)	(151)
Total tax benefit / (expense) reconciliation	$40	$(607)	$(334)

g)	Other

The Company is subject to other income taxes through other subsidiaries based in the U.S., Greece and Russia.

The components of these subsidiaries (expense)/benefit for income taxes are as follows:
	Year Ended December 31,
	2016	2015	2014
Current tax expense	$(93)	$(141)	$-
Deferred tax benefit	171	-	-
Income tax benefit / (expense)	$78	$(141)	$-

Effective tax rate	44.83%	59.49%	-%

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars -
Except share and per share data, unless otherwise stated)

23.	Income Taxes: (Continued)

The reconciliation of the statutory tax expense on income from continuing operations to the income tax expense recorded in the consolidated financial statements is as follows:

	Year Ended December 31,
	2016	2015	2014
Income tax on profit before tax at statutory rate	$(52)	$(71)	$-
Effect of permanent differences	130	(70)	-
Total tax benefit / (expense) reconciliation	$78	$(141)	$-

	Year Ended December 31,
	2016	2015	2014
Deferred tax asset:
Tax carry forward losses	$171	$-	$-
Total deferred taxes	$171	$-	$-

The Company's income tax (expense) / benefit for the years presented and the respective effective tax rates for such years are as follows:

	Year Ended December 31,
	2016	2015	2014
Current tax expense	$(2,921)	$(2,097)	$(2,053)
Net deferred tax (expense) / benefit	(1,437)	(2,388)	89
Income tax expense	$(4,358)	$(4,485)	$(1,964)

The reconciliation between the statutory tax expense on income from continuing operations to the income tax (expense)/ benefit recorded in the financial statements is as follows:

	Year Ended December 31,
	2016	2015	2014
Income tax (expense) / benefit on profit before tax at statutory rates	$(20)	$(3,145)	$1,017
Valuation allowance	(3,590)	-	-
Effect of permanent differences	(748)	(1,340)	(2,981)
Total tax expense	$(4,358)	$(4,485)	$(1,964)

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

The Company files income tax returns in the all federal jurisdiction and various provincial jurisdictions of its taxable subsidiaries. In the normal course of business, the Company is subject to examination by taxing authorities. Open tax years in Canada range from 2013 to 2016, in Belgium and in U.S.A. from 2014 to 2016. Upon examination in subsequent years, if net operating loss carry forwards and tax credit carry forwards are utilized, the Canadian and Belgian jurisdictions can reduce net operating loss carry forwards and tax credit carry forwards utilized in the year being examined if they do not agree with the carry forward amount.

24.	Business Segments and Geographical Information:

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

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars -
Except share and per share data, unless otherwise stated)

25.	Subsequent Events:

New market: In January 2017, we launched a new service center in Rostock, Germany that services German Baltic Sea ports and Scandinavian ports through the acquisition of OBAST, a physical bunker supplier and cargo oil trader.

Convertible notes offering: In January 2017, the full overallotment option was exercised and an additional $22,500 of our 4.25% Convertible Unsecured Senior Notes due 2021 were purchased by the underwriters.

Loan agreement: On April 20, 2017, OBAST signed an agreement for a short term credit facility of up to $25,000 for the purposes of financing its German commercial business.